Form 20-F
period 2014-12-31
Tarena International, Inc.
filed 2015-04-15
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-36363

Tarena International, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District

Beijing 100098, People’s Republic of China

(Address of principal executive offices)

1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Suhai Ji, Chief Financial Officer

E-mail: jish@tarena.com.cn

Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District

Beijing 100098, People’s Republic of China

Telephone: +86 10-6213 5687

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share, par value US$0.001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Class A ordinary shares, par value US$0.001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2014, there were 52,445,782 ordinary shares outstanding, par value $0.001 per share, being the sum of 23,712,758 Class A ordinary shares and 28,733,024 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

ii

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “Tarena” refer to Tarena International, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our variable interest entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share; the ADSs are evidenced by American depositary receipts, or “ADRs”;

•	“IT” refers to information technology;

•	“variable interest entities,” or “VIEs,” refer to Beijing Tarena Jinqiao Technology Co., Ltd. and Shanghai Tarena Software Technology Co., Ltd., which are domestic PRC companies in which we do not have any equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and Tarena International, Inc. being the primary beneficiary of, these companies; Shanghai Tarena Software Technology Co., Ltd. is in the process of voluntary winding down; and

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

Certain operating data, economic and market data and regulatory information shown in Renminbi amounts in this annual report are accompanied by translations into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all such translations from Renminbi to U.S. dollars in this annual report were made at RMB6.2046 to US$1.0000, the noon buying rate for December 31, 2014 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 10, 2015, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2082 to US$1.0000.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our expectations regarding demand for and market acceptance of our courses;

•	our ability to retain and increase our student enrollments;

•	our ability to maintain and increase the utilization rate of our learning centers;

•	our ability to offer new courses in existing and new subject areas;

•	our ability to maintain and increase the tuition fees of our courses;

•	our ability to deepen and expand our corporate employer relationships;

•	our ability to maintain our relationships with universities and colleges;

•	our future business development, results of operations and financial condition;

•	the expected growth of, and trends in, the markets for our services in China;

•	relevant government policies and regulations relating to our corporate structure, business and industry; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data (other than ADS data) for the year ended December 31, 2011 and the selected consolidated balance sheet data as of December 31, 2012 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2011	2012	2013	2014
	(In thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	25,741	56,820	92,834	136,204
Cost of revenues(1)	(8,714)	(17,762)	(29,068)	(39,080)
Gross profit	17,027	39,058	63,766	97,124
Operating expenses(1):
Selling and marketing	(7,676)	(16,875)	(30,252)	(42,562)
General and administrative	(7,832)	(9,948)	(16,224)	(29,948)
Research and development	(1,159)	(1,792)	(3,807)	(5,446)
Operating income	360	10,443	13,483	19,168
Interest income	275	1,165	1,541	4,360
Foreign exchange gain	—	—	—	1,197
Income before income taxes	840	11,771	16,318	27,096
Net income	701	9,552	14,047	24,691
Net income (loss) attributable to ordinary shareholders	(9,593)	(16,993)	(30,313)	24,115
Weighted average number of ordinary shares used in per share calculations(2):
Basic	12,518,419	10,851,287	10,930,412	41,223,389
Diluted	12,518,419	10,851,287	10,930,412	47,770,132
Income (loss) per Class A ordinary share, and per Class B ordinary share(3)
Basic	(0.77)	(1.57)	(2.77)	0.51
Diluted	(0.77)	(1.57)	(2.77)	0.44
Income (loss) per ADS(4)
Basic	(0.77)	(1.57)	(2.77)	0.51
Diluted	(0.77)	(1.57)	(2.77)	0.44

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2011	2012	2013	2014
	(in thousands US$)
Cost of revenues	—	—	17	57
Selling and marketing expenses	1	1	45	169
General and administrative expenses	59	125	654	3,627
Research and development expenses	3	3	48	210

(2)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 13 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.
(3)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted income (loss) per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares.
(4)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2012	2013	2014
	(In thousands of (US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	16,197	26,139	42,660
Time deposits	795	12,162	124,148
Accounts receivable, net of allowance for doubtful accounts	16,984	15,417	24,672
Property and equipment, net	8,172	12,806	13,374
Total assets	46,870	73,673	217,954
Deferred revenue	9,656	15,487	19,277
Total liabilities	14,738	25,578	35,067
Total mezzanine equity	67,099	111,379	—
Total shareholders’ equity (deficit)	(34,967)	(63,284)	182,887

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business

If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our courses. Therefore, our ability to continue to attract students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and student demands, expand our learning center network and geographic footprint, manage our growth while maintaining consistent and high education quality, broaden our relationships with corporate employers and market our courses effectively to a broader base of prospective students. Furthermore, our ability to attract students also depends on our ability to provide educational content that is perceived as more effective than the standard curricula of universities in China in terms of practical job-oriented training. If we are unable to continue to attract students to enroll in our courses, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations

We may not be able to continue to recruit, train and retain qualified instructors and teaching assistants, who are critical to the success of our business and effective delivery of our education services to students.

Our instructors and teaching assistants are critical to maintaining the quality of our educational services and our reputation. We seek to hire highly qualified instructors with rich industry experience and strong teaching skills. We recruit dedicated teaching assistants primarily from outstanding graduates of our courses. There is a limited pool of instructors and teaching assistants with these attributes and we must provide competitive compensation packages to attract and retain them. We must also provide ongoing training to our instructors and teaching assistants to ensure that they stay abreast of changes in curriculum, student demands, industry standards and other trends necessary to teach and tutor effectively. We have not experienced major difficulties in recruiting, training or retaining qualified instructors and teaching assistants in the past. However, we may not always be able to recruit, train and retain enough qualified instructors and teaching assistants in the future to keep pace with our growth and maintain consistent education quality. A shortage of qualified teaching staff, a decrease in the quality of our teaching staff’s classroom performance, whether actual or perceived, or a significant increase in compensation to retain qualified instructors and teaching assistants would have a material adverse effect on our business, financial condition and results of operations.

If we are not able to continually tailor our curriculum to market demand and enhance our courses to adequately and promptly respond to developments in the professional job market, our courses may become less attractive to students.

New trends in the global economy and rapid developments in the professional services industries may change the type of skills required for professionals in the marketplace. This requires us to continually develop, update and enhance our course materials to adapt to the needs of the professional job market in China. We may be unable to update our courses in a timely and cost-effective manner, or at all, to keep pace with changes in market requirements. Any inability to track and respond to these changes in a cost-effective and timely manner or to tailor our courses to the professional services markets in China would render our courses less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and cause us to lose market share.

If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

Since inception, our primary focus has been on providing IT professional education services. We have since expanded our course offerings to include non-IT training courses, including digital art, online sales and marketing and accounting. We intend to continue developing new courses in anticipation of market demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income for our students.

Offering new courses requires us to make investments in content development, recruit and train additional qualified instructors and teaching assistants, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses and may need to modify our systems and strategies to incorporate new courses into our existing course offerings. In offering courses in new subject areas, we may face new risks and challenges that we are not familiar with. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified instructors to develop the content for these new courses. If we are unable to offer new courses in a timely and cost-effective manner, our results of operations and financial condition could be adversely affected.

We rely on Java and digital art courses for a majority of our total net revenues, and a decrease in the popularity and usage of Java or of Adobe design technology would have a material adverse effect on our business and results of operations.

A majority of our total net revenues are generated from the Java and digital art course. In 2012, 2013 and 2014, our Java courses contributed 71.3%, 59.3% and 36.7% of our total net revenues, respectively. In 2014, our digital art course contributed 29.1% of our total net revenues. The historical rapid growth of our business has been driven by the popularity and usage of Java and Adobe design technology, and we expect net revenues from these courses to continue to represent a substantial portion of our total net revenues in the near future. We believe our reliance on the Java and digital art courses is mainly attributable to the wide adoption of Java and Adobe design technology. However, whether Java as a programming language or Adobe design technology as a digital art tool can maintain their popularity is beyond our control. Any factor that materially and adversely affects student enrollment in our Java or digital art course, such as a decrease in the popularity and usage of Java or Adobe design technology, would have a material adverse effect on business and our results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

We believe that the market recognition of our “Tarena” brand has significantly contributed to the success of our business and believe that maintaining and enhancing the reputation of this brand is critical to sustaining our competitive advantage. Our ability to maintain and enhance our brand recognition and reputation depends primarily on the perceived effectiveness and quality of our courses as well as the success of our marketing and promotion efforts. As we continue to grow and expand into new course areas, we may not be able to maintain the quality and consistency of our educational services as we did in the past. We have devoted significant resources to promoting our courses and brand in recent years, including Internet-based marketing and advertising, traditional media advertising and sponsoring industry trade seminars and software design competitions. However, our marketing and promotion efforts may not be successful or may inadvertently negatively impact our brand recognition and reputation. For example, if any governmental authority or competitor publicly alleges that any of our advertisements are misleading, our brand reputation may be adversely impacted. If we are unable to maintain and further enhance our brand recognition and reputation and increase awareness of our courses, or if we incur excessive marketing and promotion expenses, our results of operations may be materially and adversely affected. If we are unable to sustain our brand image, we may not be able to maintain premium tuition fees over our competitors, which may further exacerbate the extent of any adverse effect on our results of operations. Furthermore, any negative publicity relating to our company or our courses and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

We may not be able to maintain our high job placement rate for students, which could harm our ability to attract student enrollments.

Our student job placement rate depends on a wide range of external and internal factors. External factors include the macroeconomic conditions, the performance of the professional services sector in China and the recruiting demand of corporate employers. Internal factors include our education quality, the efforts of our career services personnel, our ability to provide adequate staffing to achieve desired results and our relationships with corporate employers. A number of such external and internal factors are outside of our control. Our historical job placement rates have been high. However, we cannot assure you that we will be able to maintain our current level of job placement rate for our students in the future. Any decrease in our job placement rate could harm our ability to recruit students, which may materially and adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because our student enrollment may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions our business and prospects may be affected by economic conditions in China or globally. The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2014, China’s gross domestic product grew at a rate of 7.4%. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for professional education services, which could materially and adversely affect our financial condition and results of operations.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

Our growth strategies include growing our student enrollments for existing courses, expanding our course offerings, further enhancing the quality of our education services and expanding our corporate employer network. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•	we may fail to market our courses in new markets or promote new courses in existing markets effectively;

•	we may not be able to replicate our successful business model in other geographic markets or in new course subject areas;

•	we may fail to identify new cities with sufficient growth potential to expand our network;

•	we may not be able to recruit and retain learning center managers, teaching assistants and other key personnel;

•	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;

•	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities;

•	we may not be able to continue to update our existing courses or offer new courses to adapt to changing market demand and technological advances; and

•	we may fail to achieve the benefits we expect from our expansion.

If we fail to execute our growth strategies successfully, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

We may not be able to manage our business expansion effectively, which could harm our financial condition and results of operations.

We have expanded rapidly and we plan to continue to expand our operations in different geographic areas as we address the growth in our customer base and market opportunities. We increased the number of our learning centers from 57 as of December 31, 2012 to 118 as of December 31, 2014. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

The growth of our business is in part dependent on our continuing access to a broad network of corporate employers.

We derive both direct benefits, such as increased enrollment driven by employer-specific customized courses, and indirect benefits, such as higher student job placement rate and strengthening of the Tarena brand, from our access to a large number of corporate employers. We believe our access to a large number of corporate employers in a wide range of industries is one of our core competitive strengths. If our access to these corporate employers were to become constrained or limited, or the benefits we derive from these access were to be diminished, whether by our own actions or actions of our competitors, our growth prospects and our business would be harmed.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be adversely affected if we lose their services.

Our future success depends heavily upon the continuing services of our senior management team. If any member of our senior management team leaves us and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain experienced and passionate instructors, regional managers and other key personnel on acceptable terms, our business, financial conditions and results of operations could be adversely affected. We will need to continue to hire additional personnel, especially qualified instructors and regional managers, as our business grows. A shortage in the supply of personnel with requisite skills or our failure to attract and retain high quality executives or key personnel could impede our ability to increase revenues from our existing courses, to launch new course offerings and to expand our operations and would have an adverse effect on our business and financial results.

Mr. Shaoyun Han, our founder, chairman and chief executive officer, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Han’s expertise in, and familiarity with, our business operations, his leadership, and his reputation in the professional education services industry. If Mr. Han is unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. We do not maintain key man insurance on Mr. Han.

The operations of certain of our learning centers are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education. Under these PRC laws and regulations and related administrative requirements, to provide professional education services, a company may, in the capacity of a school sponsor, establish a private school which obtains a school permit from the human resources and social security authorities under the Law for Promoting Private Education, and such school can then establish and operate learning centers within the approved districts to provide professional education services, provided that learning centers located outside the registered address of the private schools shall be registered with original approving authorities. Alternatively, a company may obtain approval from the competent industry and commerce administration authorities to include the relevant professional education services in the authorized scope of business as specified in its business licenses. A company with “professional education services” or an equivalent statement included in its approved scope of business can operate learning centers by itself or through its registered branches.

However, many local government authorities have different views on the relevant rules and regulations and have adopted different practices in granting school permits to private schools or issuing business licenses to companies that provide professional education services. Although some cities, such as Beijing, Shanghai and Hangzhou, allow companies to include “professional education services” in their business scope, the industry and commerce administration authorities in certain other areas have adopted regional policies of not allowing “professional education services” or similar statement to be included in the business scope of any company. In addition, when we applied for school permits or registrations of learning centers, the local human resources and social security authorities in some cities in China have either informed us that no school permits will be issued to new private schools in their jurisdictions or that they do not permit new learning centers established by private schools to be registered. These regional policies and practices have created significant obstacles for us to comply with all applicable rules and regulations for all of our local operations.

We use both ways discussed above to establish learning centers. As of December 31, 2014, we had a total of 118 learning centers, of which 38 were managed by schools and 80 were managed by our subsidiaries. Among the learning centers operated by our subsidiaries, 30 have neither professional education services nor education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers as of December 31, 2014, and these learning centers in the aggregate accounted for 22.0% of our student enrollments in 2014. We were not able to include professional education services in these companies’ authorized business scope mainly because the industry and commerce administration authorities in these areas have a general local policy prohibiting the inclusion of “professional education services” in the business scope of any company. In addition, 11 learning centers operated by our subsidiaries only have “education information related consultation” rather than “professional education services” in their respective authorized scopes of business, and these learning centers in the aggregate accounted for 7.2% of our student enrollments in 2014. The difference between “educational services” and “education information related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the competent industry and commerce administration authorities to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar statement. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 (US$1,612) to RMB100,000 (US$16,117), or may be ordered to cease its operation. We have been fined once for RMB50,000 (US$8,059) for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of December 31, 2014, two of our learning centers are operated by schools outside their approved districts without obtaining relevant licenses and permits, and six of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 (US$1,612) to RMB50,000 (US$8,059), confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These eight learning centers in the aggregate accounted for 5.4% of our total student enrollments in 2014. We were unable to obtain the requisite permits or make the required filings in some districts because the local authorities discontinued granting permits or accepting filings for administrative reasons for a period of time. Although we have not been subject to any material fines or other penalties in relation to any non-compliance of licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. As the IT professional education market in China matures, there is increased demand for highly specialized IT labor, and we may face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. As we expand beyond IT education into other fields of professional education, we also face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China.

Some of our competitors may be able to devote more resources than we can to the development, promotion and provision of their education services and respond more quickly than we can to changes in student needs, market trends or new technologies. In addition, some of our competitors may be able to respond faster to changes in student preferences in some of our geographic markets and engage in price-cutting strategies. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may be forced to reduce our tuition fees and lose our market share, which will adversely impact our profitability.

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers for student loans.

A significant portion of our students enrolled in 2014 relied on loans provided or arranged by CreditEase Business Consulting (Beijing) Co., Ltd., or CreditEase, Bank of China Consumer Finance Co., Ltd., or BOC CFC, and Bank of Beijing Consumer Finance Company, or BOB CFC, to pay our tuition fees. Historically, a significant portion of our students also relied on loans provided or arranged by Chuanbang Business Consulting (Beijing) Co., Ltd., or Chuanbang, to pay our tuition fees. Chuanbang is owned by Mr. Shaoyun Han, our chief executive officer. We have entered into cooperative agreements with BOC CFC and BOB CFC pursuant to which they provide loans to our students for the payment of our tuition fees. We have also entered into agreements with CreditEase and Chuanbang, whereby they assisted our students in obtaining loans to pay for our tuition fees. In 2014, 55% of our students took out loans provided or arranged by CreditEase, BOC CFC or BOB CFC to pay for our tuition fees. Chuanbang ceased offering financing services to our students enrolled since January 1, 2014. In Janurary 2015, we began to cooperate with Renrendai, a third-party person-to-person lending service provider, in arranging loans for our students to pay for our tuition fees.

Our cooperative agreement with BOB CFC expired in February 2015, and we are in the process of renewing such agreement with BOB CFC. Chuanbang ceased offering financing services to our students enrolled since January 1, 2014. Our cooperative agreement with BOC CFC will expire on March 19, 2016. We may not be able to renew our cooperative agreements with BOC CFC or BOB CFC on commercially reasonable terms or at all. Moreover, CreditEase, BOC CFC, BOB CFC and Renrendai have full discretion in deciding whether or not to extend or arrange for loans to a particular student. Furthermore, macroeconomic conditions in China may force the financing service providers to decrease or eliminate the amount of credit available for our students, making it difficult for our prospective students to afford our education. In addition, if the default rates on the loans provided or arranged by these four financing service providers were to increase, they may raise the interest rates on the student loans, making such financing options less attractive to our students. Although person-to-person lending is generally protected as private loans between individuals under PRC law and has flourished in recent years in China, there are uncertainties as to the licensing requirements and the nature of business provided by those intermediaries, such as CreditEase and Renrendai, in facilitating the person-to-person lending. If one or more new PRC laws and/or regulations are passed in the future prohibiting person-to-person lending facilitated by, or imposing significant licensing requirements on, intermediaries such as CreditEase and Renrendai, we cannot assure you that CreditEase or Renrendai will be able to obtain relevant licenses and continue facilitating person-to-person lending in the future. If CreditEase or Renrendai ceases to facilitate person-to-person lending to our students in the future, if our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected.

If we fail to protect our intellectual property rights, we may lose our competitive advantage and our brand and operations may suffer.

We consider our copyrights, trademarks, trade names and domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Our major brand names and logos are registered trademarks in China. Our proprietary curricula and course materials, together with our Tarena Teaching System, or TTS, are protected by copyrights. However, preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial uncertainties to us. There had been several incidents in the past where third parties used our “Tarena” brand without our authorization, and we had to resort to litigation to protect our intellectual property rights. These proceedings were all resolved in our favor and our brand and business were not materially harmed. However, if we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose our competitive advantage, our brand name may be harmed and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may be subject to intellectual property rights claims or other claims which could result in substantial costs and diversion of our financial and management resources away from our business.

We cannot assure you that our course materials, other educational contents or other intellectual properties developed or used by us do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. To the extent these employees are involved in content development at our company similar to content development in which they have been involved at their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us. Although we are not aware of any pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future course materials or other content, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative intellectual property rights and be forced to pay fines and damages, any of which may materially and adversely affect our business.

We recruit a significant portion of our students directly from our network of cooperative universities and colleges. If we lose these relationships, or the benefits we derive from these relationships diminish, our growth and our business may be harmed.

We have established various kinds of cooperative relationships with over 550 universities and colleges in China. We enroll a significant percentage of our students directly from these universities and colleges through jointly offered majors, on-campus learning sites and university recruiting promotional events. We recruited approximately 18% of our students in 2014 from these universities and colleges. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

All of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, we have not been able to receive from our lessors copies of title certificates or proof of authorization to lease the properties to us for leased properties of approximately 25,300 square meters, which consisted of approximately 22.6% of our total leased property as of December 31, 2014. We cannot assure you that title to these properties we currently lease will not be challenged. Furthermore, several of our leased properties are owned by universities or the military or built on allocated land in China. Such properties may not be legally leased to us under PRC law.

Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises. In addition, we have not registered most of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Our accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Understanding the difficulty for recent college graduates to afford the high tuition fees of our courses, we offered qualified students the post-graduation tuition payment option beginning in 2006, which led to our relatively high accounts receivable. As of December 31, 2012, 2013 and 2014, our outstanding accounts receivable, net of allowance for doubtful accounts, were US$17.0 million, US$15.4 million and US$24.7 million, respectively. Although we conduct financial evaluations of our students applying to use our post-graduation tuition payment option, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environmental and the earnings capacity of our students could negatively impact our ability to collect our accounts receivable. Furthermore, as time passes, it might be more difficult for us to collect historical accounts receivables. Our bad debt allowance increased significantly between 2013 and 2014, which increase was associated with our post-graduation tuition payment option for qualified students enrolled between 2010 and 2012 . Our inability to collect our accounts receivable on a timely basis, if at all, could cause our bad debt allowance to continue to increase or remain relatively high in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

Capacity constraints of our learning centers could cause us to lose students to our competitors.

Our learning centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our courses due to the capacity constraints of our learning centers. If we fail to expand our physical capacity as quickly as the demand for our classroom-based services grows, we could lose potential students to our competitors, which could adversely affect our results of operations and business prospects.

Geographic concentration of our learning centers may unfavorably impact our operations.

We derive a substantial portion of our net revenues from our learning centers in Beijing and Hangzhou. Revenue derived from the learning centers in Beijing accounted for 30.6%, 36.1% and 15.5% of our net revenues in 2012, 2013 and 2014, respectively. Revenue derived from the learning centers in Hangzhou accounted for 7.4%, 5.3% and 25.5% of our net revenues in 2012, 2013 and 2014, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Beijing and Hangzhou. Furthermore, any natural disaster or health epidemics affecting the Beijing and Hangzhou regions could significantly impact our operations. We expect that we will continue to derive a substantial portion of our net revenues from Beijing and Hangzhou in the near future. Deterioration in economic conditions and the professional services industries in these markets could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

Although we commenced operations in 2002, our significant business growth and expansion began in 2009. Our business and our prospects must be evaluated in light of the risks and uncertainties encountered by companies at a comparable stage of development. In addition, the professional education services market in China is still at an early stage of development, which makes it difficult to evaluate our business and future prospects. Furthermore, our results of operations may vary from period to period in response to a variety of other factors, including general economic conditions and regulations, government actions pertaining to the professional education services sector in China, changes in spending on professional education services, our ability to control cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, some of which are beyond our control, our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indicators of our future performance.

Our ability to broadcast our lectures live and to offer online learning modules on TTS depends upon the performance and reliability of our systems and the Internet infrastructure and telecommunications networks in China.

We deliver live broadcasts of our lectures via a dedicated network provided by China Telecom or China Unicom to terminals located in selected learning centers with high student enrollment and via public Internet infrastructure to other learning centers. Any unscheduled service interruption of the Internet infrastructure and telecommunications networks in China could cause us to be unable to deliver these live broadcasts, forcing us to resort to using pre-recorded lectures in the event of such service interruptions. Our inability to broadcast live lectures during service interruptions may damage the quality of our education and student experience, which may hurt our reputation and negatively impact our financial condition and results of operations. Furthermore, our gross profit and net income could be adversely affected if the prices that we pay for telecommunications and Internet services rise significantly.

Our ability to offer online learning modules also depends on the performance and reliability of the Internet infrastructure in China. Disruptions to the Internet infrastructure of China may deny our students access to the learning functionalities on our TTS, which may hinder students from effectively learning our education contents. Furthermore, increases in the traffic on TTS could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our course offerings, which would hurt our brand and reputation and negatively affect our revenue growth. We may need to incur additional costs to improve our systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher traffic volume in the future.

Our new CRM system may not function properly, which may materially and adversely affect our operations

We recently switched to a new customer relationship management, or CRM, system. The new CRM system is developed in-house and is intended to improve functionality and information flow. As with any major new software system, there are inherent risks in the design, construction, implementation and operation of our new CRM system. These risks include the potential failures to properly design the system, to efficiently construct and implement the system and to effectively operate the system. While we believe that our new CRM system will provide the anticipated IT and customer service enhancements we expect, no assurances can be given in this regard. The failure to properly and efficiently operate the new CRM system could disrupt our operations and adversely affect our financial results.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We do not carry any liability insurance for our students at our learning centers. In the event of accidents, injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our classes. We could also face claims alleging that we were negligent or provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. A liability claim, even of unsuccessful, against us or any of our employees could adversely affect our reputation, enrollment and revenues, causing us to incur substantial expenses and divert the time and attention of our management.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with the audit of our consolidated financial statements as of December 31, 2014, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as defined in standards established by the the Public Company Accounting Oversight Board of the United States, or PCAOB as of December 31, 2014. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of GAAP expertise to perform sufficient review in areas subject to significant estimates and judgements. Following the identification of the material weakness, we have adopted several measures to improve our internal control over financial reporting. We have engaged an external consulting firm to help us prepare for Section 404 compliance by documenting our processes and internal controls and benchmarking against industry best practice. In addition, we have (i) provided, and intend to continue to provide, on-going training to our accounting and operating personnel across different subsidiaries to improve their accounting knowledge; (ii) developed, and continue to update as needed, a more comprehensive manual on accounting policies and procedures and (iii) reinforced the oversight and review procedure over high risk areas subject to significant estimates and judgements. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weakness or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited insurance coverage for our operations in China.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We have determined that the risks of disruption or liability from our business, the loss or damage to our fixed assets, including our equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms render it commercially impractical for us to have such insurance. As a result, we do not have any liability, business interruption, litigation or property insurance coverage for our operations in China. Any uninsured occurrence of personal injury, loss or damage to fixed assets, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our net revenues and results of operations, primarily due to seasonal changes in student enrollment. Historically, our courses tend to have the largest student enrollment, cash collection and net revenues in the third and fourth quarters. We generally generate less tuition fees in the first quarter of each year due to the Chinese New Year holiday. Our expenses, however, vary significantly and do not necessarily correspond to changes in our student enrollment and net revenues. We make investments in marketing and promotion, instructor recruitment and training and course development throughout the year. We expect quarterly fluctuations in our net revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our net revenues grow, these seasonal fluctuations may become more pronounced.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years. We employed over 3,900 employees in China as of December 31, 2014. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, PRC government have promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may materially reduce our net income.

We adopted a share plan in 2008, or the 2008 Plan, that permits granting of options to purchase our ordinary shares, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares. Under the 2008 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under our share plan is 8,184,990 shares. In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2008 Plan and the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2014, the unrecognized compensation cost related to unvested options and non-vested shares amounted to US$10.2 million and US$41,493, respectively, which will be recognized over a weighted average period of approximately 2.55 years and 0.25 years. Expenses associated with share-based compensation awards granted under our share plan may materially reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Any natural catastrophes, severe weather conditions, health epidemics and other extraordinary events could severely disrupt our business operations.

The occurrence of natural catastrophes such as earthquakes, floods, typhoons, tsunamis or any acts of terrorism may result in significant property damages as well as loss of revenues due to interruptions in our business operations. Health epidemics such as outbreaks of Ebola, avian influenza, severe acute respiratory syndrome (SARS) or the influenza A (H1N1), and severe weather conditions such as snow storm and hazardous air pollution, as well as the government measures adopted in response to these events, could require the temporary closure of our learning centers.

Furthermore, our ability to broadcast live lectures and provide our education services through TTS depends on the continuing operation of our technology system, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. Our disaster recovery planning cannot account for every conceivable possibility. Any damage to or failure of our technology system could result in interruptions in our services, and our brand could be damaged if students believe our systems are unreliable. Such disruptions could severely interfere with our business operations and adversely affect our results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. We are in the process of winding down Shanghai Tarena. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce, or the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Due to the foreign ownership restriction on Internet content and other value-added telecommunication services, we operate our www.it211.com.cn and TMOOC.cn websites through our VIE, Beijing Tarena. Beijing Tarena holds our ICP license for www.it211.com.cn. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder, chairman and chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

•	exercise effective financial control over Beijing Tarena;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tarena; and

•	have an exclusive option to purchase all or part of the equity interests in Beijing Tarena when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Tarena and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Han Kun Law Offices, our PRC legal counsel, is of the opinion that (i) the ownership structure of Beijing Tarena and Tarena Tech will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Tarena Tech, Beijing Tarena and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIEs will be adopted or if adopted, what they would provide. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of VIE structures, such as ours, in industries subject to foreign investment restrictions in China and overseas listings by China-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what such report provides, or whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Value–Added Telecommunications Services—The Discussion Draft PRC Foreign Investment Law” and “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If we or Beijing Tarena is found to be in violation of any existing or future PRC laws or regulations, or such arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business and operating licenses of our PRC subsidiaries and Beijing Tarena;

•	discontinuing or restricting the conduct of any transactions between our PRC subsidiaries and Beijing Tarena;

•	imposing fines, confiscating the income from Beijing Tarena, or imposing other requirements with which we or Beijing Tarena may not be able to comply; or

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Beijing Tarena and deregistering the equity pledges of Beijing Tarena.

Our website www.it211.com.cn features sample lecture videos and class materials covering our current course subjects, as well as a few experimental subjects. We provide prospective students with complimentary prepaid cards to purchase sample content on our www.it211.com.cn website. Currently, although www.it211.com.cn does not generate any meaningful revenues for us, it is important for our marketing efforts. Therefore, the imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our marketing and promotional activities through www.it211.com.cn. Furthermore, we launched our TMOOC.CN online learning platform in March 2015 to cover a broader customer base. The imposition of any of these penalties could also result in a material and adverse effect on our ability to provide online education services through TMOOC.cn. Beijing Tarena is in the process of applying to add our TMOOC.cn website under our ICP license. However, we cannot guarantee that Beijing Tarena will be successful in this effort. If we fail to add our TMOOC.cn website under our ICP license, our continued operation of TMOOC.cn may subject us to penalties, including confiscation of illegal income and fines, and we may be ordered to shut down our TMOOC.cn website.

If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIEs), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs.

Prior to 2012, we operated a substantial portion of our learning centers through our consolidated VIEs and their subsidiaries and schools. After the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective on January 30, 2012 and as amended on April 10, 2015, non-accredited foreign investment in professional education services is now “encouraged” in China and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in this area.

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2014, we operated 38 of our learning centers through private schools owned by subsidiaries of Tarena Tech. These 38 learning centers in the aggregate accounted for 36.2% of our total student enrollments in 2014.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the PRC Catalogue for the Guidance of Foreign Investment Industries (Amended) encourages and permit 100% foreign ownership of non-accredited professional training business in China and the Law for Promoting Private Education does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. On the other hand, according to the Law for Promoting Private Education, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside of China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly-owned subsidiary incorporated in China to establish a school under the Law for Promoting Private Education without violating the Regulations on Operating Chinese-foreign Schools. 15 private schools sponsored by our wholly-owned subsidiaries in China have obtained private school operating permits, and based on the results of oral inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to our consolidated VIEs, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to our consolidated VIEs. See “—Risks Relating to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

Any failure by Beijing Tarena or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

If Beijing Tarena or its shareholders fail to perform their obligations under their contractual arrangements with us, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Beijing Tarena were to refuse to transfer their equity interest in Beijing Tarena to us or our designee if we exercise the exclusive option agreements pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective financial control over Beijing Tarena, and our ability to conduct our business may be negatively affected.

If we had direct ownership of Beijing Tarena, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Beijing Tarena, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Beijing Tarena and its shareholders of their obligations under the contracts to exercise control over Beijing Tarena. Therefore, our contractual arrangements with Beijing Tarena may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

The shareholders of Beijing Tarena may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Beijing Tarena. The equity interests of Beijing Tarena are held by Mr. Shaoyun Han and Mr. Jianguang Li. The interests of these individuals as the shareholders of Beijing Tarena may differ from the interests of our company as a whole. These shareholders may breach, or cause Beijing Tarena to breach, or refuse to renew, the existing contractual arrangements we have with them and Beijing Tarena, which would have a material and adverse effect on our ability to effectively control Beijing Tarena. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request him to transfer all of his equity ownership in Beijing Tarena to a PRC entity or individual designated by us. We rely on Mr. Shaoyun Han and Mr. Jianguang Li, who are both our directors and who owe a fiduciary duty to our company, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Tarena, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our consolidated VIEs may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Tarena Tech and our consolidated VIEs did not represent an arm’s-length price and adjust our consolidated VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated VIEs, which could in turn increase their tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated VIEs for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Beijing Tarena becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business.

Due to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Beijing Tarena as well as its shareholders. As part of these arrangements, Beijing Tarena holds assets that are important to the operation of our business, including the domain names for our www.it211.com.cn and TMOOC.cn websites and the ICP license for www.it211.com.cn.

We do not have priority pledges and liens against Beijing Tarena’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Beijing Tarena undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Beijing Tarena’s assets. If Beijing Tarena liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Beijing Tarena to Tarena Tech under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Beijing Tarena through carefully designed budgetary and internal controls to ensure that Beijing Tarena is well capitalized and is highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, Tarena Tech has the ability, if necessary, to provide financial support to Beijing Tarena to prevent such an involuntary liquidation.

If the shareholders of Beijing Tarena were to attempt to voluntarily dissolve or liquidate Beijing Tarena without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Beijing Tarena’s shareholders to transfer all of their equity ownership interest to a PRC entity or individual designated by us in accordance with the exclusive option agreements with the shareholders of Beijing Tarena. In the event that the shareholders of Beijing Tarena initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Beijing Tarena without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding would be uncertain. The uncertainties in legal proceedings to enforce the terms of the contractual agreements are mainly caused by PRC laws that prohibit domestic companies holding ICP licenses from assisting foreign investors in conducting value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

In China, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are typically executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and our consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and our consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of our PRC subsidiaries and our consolidated VIEs have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally store them in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries and our consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) some of which may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition.

We may be subject to significant limitations on our ability to operate private schools, or otherwise be materially and adversely affected by changes in PRC laws governing private education providers.

Under the Law for Promoting Private Education and the Implementation Rules for The Law for Promoting Private Education, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

As of December 31, 2014, we had nine schools registered as schools requiring reasonable returns, while all other schools are registered as schools not requiring reasonable returns. Unlike typical schools which grant diplomas to students upon graduation, we provide professional education and do not grant any diploma to our students. However, the current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education could materially and adversely affect our business prospects and results of operations. For example, if the PRC government imposes additional restrictions on private schools’ ability to operate their business or restricts private schools from making payments to related parties for services, our ability to receive service fees from our schools may be limited.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a PRC “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as Circular 82, issued in April 2009, as amended in January 2014, by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Circular 82 also clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by shareholders that are non-PRC resident enterprises. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Tarena International, Inc. meets all of the conditions above and thus we do not believe that Tarena International, Inc. is a PRC resident enterprise, despite the fact that all of the members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or enterprise group and treated as resident enterprises for PRC enterprise income tax purposes.

Finally, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from the sale of our shares may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident investors, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued a Circular 59 in April 2009, and the SAT issued a Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

According to Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not impose tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC “resident enterprise” is supposed to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of Circular 698 remain in force. Public Notice 7 introduced a new tax regime that is significantly different from that under Circular 698. Public Notice extend its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Since Public Notice 7 was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authoritie. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although we currently have no confirmed plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, the State Administration of Taxation promulgated Administrative Measures on the General Anti-Avoidance Rule (Trial), or GAAR Measures, on December 12, 2014, which shows the authority’s intention to fight against tax avoidance scheme that is adopted to obtain unwarranted tax benefit without reasonable commercial purpose. A press release, made by the State Administration of Taxation to clarify certain issues relating to the application of the GAAR Measures, stated that the GAAR Measures may be applicable if any general tax-avoidance scheme exists in the offshore indirect transfer of equity interests. Since GAAR Measures was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities, we cannot predict how these regulations will affect our business operation, future acquisitions or strategy.

We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs and human resources intermediary service.

In December 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the Ministry of Industry and Information Technology, or MIIT, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. In February 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

Furthermore, on April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

We transmit our audio-video educational programs through our TTS system only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of lecture videos on TTS falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Pursuant to the Provisions on the Administration of Human Resources Markets issued by SAIC in 2001 and as amended in 2005, a human resources service intermediary refers to any entity which provides intermediary services for employers and any potential employees, and no entity may provide such services without a “License for Human Resources Intermediary Resources.” Any internet information service provider which provides intermediary services for employers and any potential employees via internet shall obtain such license. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Although we have not entered into any agreement with corporate employers or any job-seeking candidates, we source and list job opportunities from both IT and non-IT employers in China through the website, which may be deemed as a human resources service intermediary. Currently, we have not obtained the “License for Human Resources Intermediary Resources,” and if the relevant PRC government authorities determine that we shall obtain such license for the operation of Job Show and we fail to obtain such license, they may order us to shut down the website and subject us to a fine of RMB10,000 (US$1,612), and if there is any illegal income, we may be subject a fine of no more than three times of the illegal income, which shall not exceed RMB30,000 (US$4,836).

PRC regulations establish complex approval procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. The transfers of our learning centers from our consolidated VIEs to our wholly-owned subsidiaries in China may be subject to such approval procedures, in which case we may need to restructure the ownership and operation of the affected learning centers, and as a result we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs.

Six PRC regulatory agencies promulgated regulations effective in September 2006 that are commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions”, and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or other ways. Although M&A Rules have become effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer our operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As Mr. Shaoyun Han is a shareholder of both Tarena and our consolidated VIEs, even though the transfers of the companies, which operated 30 of our learning centers themselves or through schools they established as of December 31, 2014, from our consolidated VIEs to our wholly-owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools which operated 12 learning centers as of December 31, 2014, which are not enterprises, from subsidiaries of our consolidated VIEs to our wholly-owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from our consolidated VIEs to our wholly-owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may be need to transfer these companies and schools, including the related learning centers, back to our consolidated VIEs. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs. See “—Risks Relating to Our Corporate Structure.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules.

To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular No. 37. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its implementation. Therefore, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch in full compliance with applicable laws. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular No. 37 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Stock Incentive Plans.” We and our PRC employees who have been granted share options and restricted shares are subject to these regulations and we have completed the registrations of our stock incentive plans, namely the 2008 Plan and the 2014 Plan, with the local SAFE as required by PRC law. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially and adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from offshore offerings to fund our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries or establishment of new PRC subsidiaries must be approved by the MOFCOM or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. The business scopes of Tarena Tech include research and development of computer software, hardware, internet technology and products and telecommunications technology, transfer of proprietary technologies, information technology consulting, technical services, computer technology training, sales of self-developed products and franchise business operations. The business scopes of Tarena Software Technology (Hangzhou) Co., Ltd., or Tarena Hangzhou, include technology development, technology consulting, technical services, computer software and hardware, network technology, telecommunication technology, services, non-certification computer technology training for adults (excluding business subject to pre-approvals), wholesale and retail of computer software and hardware and telecommunication equipments (excluding equipments subject to national control sand other special controls). Tarena Tech and Tarena Hangzhou may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. If we convert the net proceeds we receive from offshore offerings into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds for general corporate purposes will be within the business scope of our PRC subsidiaries. However, pursuant to Circular 142, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries. On July 4, 2014, SAFE promulgated SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014. However, SAFE Circular 36 continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its foreign exchange capitals to make equity investment. Our subsidiary Tarena Tech is established within the designated areas and currently is allowed to use such Renminbi funds to make equity investments in the PRC pursuant to the relevant foreign investment laws. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 will come into force and replace both Circular 142 and Circular 36 on June 1, 2015. Circular 36 allows enterprises established within the pilot areas to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided under Circular 142 for these enterprises. Circular 19 will remove those restrictions for all foreign-invested enteprises established in the PRC. However, Circular 36 continues to, and Circular 19 will continue to, prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Those circulars may significantly limit our ability to use Renminbi converted from the net proceeds of offshore offerings to fund establishment of new PRC subsidiaries by Tarena Tech and Tarena Hangzhou to invest in or acquire any other PRC companies, or to establish new PRC consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong Subsidiary.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our PRC subsidiary, Tarena Hangzhou, is currently wholly owned by our Hong Kong subsidiary Tarena HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If Tarena HK cannot be recognized as the beneficial owner of the dividends to be paid by Tarena Hangzhou to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementing Rules, both became effective on January 1, 2008, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012 with a valid period of three years. Therefore, Tarena Tech was eligible to enjoy a preferential tax rate of 15% until the end of 2014. Tarena Tech is in the process of renewing its HNTE certificate. If Tarena Tech fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations. In addition, Tarena Hangzhou, one of our PRC subsidiaries, was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero. Tarena Hangzhou has also received financial subsidies from PRC local government authority.

Preferential tax treatments and financial subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Although our reporting currency is in U.S. dollars, we earn revenues and incur costs and expenses in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our foreign currency holdings. As the functional currency for our PRC subsidiaries and consolidated VIEs is RMB, fluctuations in the exchange rate may also cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi, as U.S. dollar did for example during 2014. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of the “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of the “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to, Chinese member firms of the “Big Four” accounting firms may be suspended from practicing before the SEC. If our independent registered public accounting firm were suspended, from practicing before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the Ministry of Commerce solicited comments on this draft earlier this year, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council later. The “negative list” will consist of a list of industry categories where foreign investments are strictly prohibited and a list of industry categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures, whereas foreign investments in the restricted industries must apply for prior approval from the foreign investment administration authority. In case the underlying business of an FIE falls within the foreign investment restricted industries, upon market entry clearance by the MOFCOM, the FIE may file an application for being treated as a PRC domestic investment if the FIE is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (including PRC citizens, PRC governmental authorities and their affiliates, and the PRC companies controlled by the foregoing). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as to our knowledge our record shareholders of our Class B ordinary shares in the U.S. hold approximately 56.8% of our total voting power as of February 28, 2015. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the Internet content and other value-added telecommunication service industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Relating to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on NASDAQ on April 3, 2014, the trading price of our ADSs has ranged from US$6.54 to US$15.85 per ADS, and the last reported trading price on April 14, 2015 was US$12.77 per ADS. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have recently listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

•	variations in our net revenues, net income and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation, regulatory investigations or other legal proceedings involving us; and

•	detrimental negative publicity about us or our industry.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs is influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs or publish unfavorable research about us, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2015, our Class B ordinary shares represent 54.8% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 92.4% of our total voting power.

As a result of the dual class share structure and the concentration of ownership, holders of our Class B ordinary shares have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our existing shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset.

Although the law in this regard is unclear, we treat our consolidated VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective financial control over the operation of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares , we do not believe that we were a PFIC for our taxable year ended December 31, 2014 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2015 or in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our consolidated VIEs as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and executive officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, as amended, the minimum notice period required for convening a general meeting is ten clear days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company, which may be for as long as five years following our initial public offering in April 2014. As a result of our current status as an emerging growth company, our investors may not have access to certain information that they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we had elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. The decision to opt out of the extended transition period under the JOBS Act was irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events are also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Global Select Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we had elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. The decision to opt out of the extended transition period under the JOBS Act was irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began our operations in Beijing in September 2002 through Beijing Tarena Technology Co., Ltd. In November 2012, we changed the name of Beijing Tarena Technology Co., Ltd. to Tarena Technologies Inc., or Tarena Tech. Tarena International, Inc., an exempted company with limited liability, was incorporated in the Cayman Islands in October 2003 and became our ultimate holding company. We established Tarena Hong Kong Limited, or Tarena HK, as our wholly-owned subsidiary in October 2012. Tarena HK wholly owns Tarena Software Technology (Hangzhou) Co., Ltd., or Tarena Hangzhou, an entity that we established in January 2013.

On April 3, 2014, our ADSs began trading on the NASDAQ Global Select Market under the ticker symbol “TEDU.” We and certain selling shareholders sold a total of 15,300,000 ADSs, representing 15,300,000 Class A ordinary shares, at an initial offering price of $9.00 per ADS. Concurrently with our initial public offering, we also issued 1,500,000 Class A ordinary shares at a price of US$9.00 per share to New Oriental Education & Technology Group Inc. Ltd. through a private placement.

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government and On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. We are in the process of winding down Shanghai Tarena. We expect to continue to control and consolidate Beijing Tarena, which holds an Internet Content Provider license, or ICP license, that is necessary for the operation of our www.it211.com.cn website. For a description of the risks relating to our corporate structure and the contractual arrangements we have entered into with our VIEs, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

The table below sets forth the respective revenues and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIEs as of the dates and for the periods indicated:

	Net Revenues(1)			Total Assets(1)
	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014	As of December 31, 2014
Tarena and its wholly-owned subsidiaries	67.7%	92.0%	99.7%	98.0%
Consolidated VIEs	32.3%	8.0%	0.3%	2.0%

Total	100%	100%	100%	100%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.

We have dual headquarters in China. Our principal executive offices in Beijing are located at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 6213 5687. Our principal executive offices in Hangzhou are located at 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou 310000, People’s Republic of China. Our telephone number at this address is +86 571 5602 9509. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at Suite 4D, 400 Madison Avenue, New York, New York 10017.

B.	Business Overview

We provide professional education services in China. Our core strength is in IT professional education services. Since our inception in 2002, we have trained over 189,000 students, cooperated with more than 550 universities and colleges and placed students with approximately 50,000 corporate employers in a variety of industries. We currently offer courses in nine IT subjects and three non-IT subjects.

Our education platform combines live distance instruction, classroom-based tutoring and online learning modules. We deliver lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 118 directly managed learning centers in 37 cities in China as of December 31, 2014. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, self-assessment exams, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance. In addition to our TTS platform, we launched TMOOC.CN in March 2015, which offers continuing education courses and job placement training courses, in order to cover a broader customer base.

We have a strong commitment to career services. We had 231 career counselors as of December 31, 2014, who advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We had 164 employer cooperation representatives as of December 31, 2014, who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including global Fortune 500 companies and leading technology companies.

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. We also control and consolidate a VIE, Beijing Tarena Jinqiao Technology Co., Ltd., or Beijing Tarena. Beijing Tarena holds an ICP license that is necessary for the operation of our website www.it211.com.cn, and Beijing Tarena is in the process of applying to add our website TMOOC.cn under our ICP license. We are currently not eligible as a foreign-invested enterprise to hold an ICP license.

Our Education Platform

Our education platform combines three key components: live distance instruction, classroom-based tutoring and online learning modules.

Live distance instruction

From our headquarters in Beijing, our instructors deliver live courses primarily via live webcast to our learning centers across China. Students attending class watch live audio-video broadcasts of lectures delivered using streaming media and other Internet-based technologies. Our full-time students typically watch live lectures for approximately five hours a day and work on practice exercises assigned by instructors for approximately two hours every day during the classroom sessions, which generally last from 9:00 a.m. to 6:00 p.m. six days a week.

Our live broadcast method of lecture delivery ensures consistency in teaching quality across all our centers. All of our instructors are located in Beijing, where we centralize our training support. Our headquarter-level quality control department monitors the performance of each lecturer on a daily basis. We typically have multiple instructors for each course, with each instructor focusing on separate topic areas. We believe this allows our instructors to focus, and offer more in-depth teaching, on their specific areas of expertise within a subject.

Classroom-based tutoring

Our students are required to physically attend classes at our learning centers. We believe physical attendance is important as it creates a disciplined and focused learning environment for students to effectively master the course content. Requiring students to physically attend classes also facilitates the delivery of personalized and systematic tutoring and job placement services to our students.

Our classrooms are equipped with computers for each student, as well as projectors and other equipment necessary for the live broadcast of our lectures. Our classroom technology infrastructure allows students to interact with instructors and teaching assistants online during lecture hours to receive help on course materials and to use online modules in TTS to take notes and conduct practice exercises.

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2014, we directly managed a total of 118 learning centers in 37 major cities across China. Our learning centers vary in terms of size, typically having between 5 and 20 classrooms, with each classroom typically able to host between 30 and 80 students. In addition to the learning centers that we operate directly, we also have two franchised learning centers in Taiyuan and Xi’an. Franchise fees we earned from these two franchised learning centers in 2014 accounted for less than 1.2% of our total net revenues.

The following table provides an overview of our national network of learning centers that we manage directly and the courses offered in each city as of December 31, 2014 and student enrollments in each city in 2014:

Cities	Number of Learning Centers	Student Enrollments	Java	C++	Digital art	Software testing	PHP	Embedded	Android	NET	iOS	Linux and network engineering	Online sales and marketing	Accounting
Beijing	13	9,762	—	—	—	—	—	—	—	—	—	—	—	—
Shanghai	12	5,679	—	—	—	—	—	—	—	—	—	—	—	—
Hangzhou	6	3,758	—	—	—	—	—	—	—	—	—	—	—	—
Shenzhen	8	4,268	—	—	—	—	—	—	—	—	—	—	—	—
Guangzhou	7	3,389	—	—	—	—	—	—	—	—	—	—	—	—
Nanjing	6	3,274	—	—	—	—	—	—	—	—	—	—	—	—
Wuhan	6	2,360	—	—	—	—	—	—	—	—	—	—	—	—
Chengdu	5	2,973	—	—	—	—	—	—	—	—	—	—	—	—
Chongqing	4	1,946	—	—	—	—	—	—	—	—	—	—	—	—
Hefei	4	1,825	—	—	—	—	—	—	—	—	—	—	—	—
Shenyang	3	1,733	—	—	—	—	—	—	—	—	—	—	—	—
Changsha	3	917	—	—	—	—	—	—	—	—	—	—	—	—
Zhengzhou	2	1,671	—	—	—	—	—	—	—	—	—	—	—	—
Harbin	3	1,716	—	—	—	—	—	—	—	—	—	—	—	—

Cities	Number of Learning Centers	Student Enrollments	Java	C++	Digital art	Software testing	PHP	Embedded	Android	NET	iOS	Linux and network engineering	Online sales and marketing	Accounting
Changchun	3	1,519	—	—	—	—	—	—	—	—	—	—	—	—
Jinan	3	1,059	—	—	—	—	—	—	—	—	—	—	—	—
Qingdao	3	1,560	—	—	—	—	—	—	—	—	—	—	—	—
Nanchang	2	753	—	—	—	—	—	—	—	—	—	—	—	—
Dalian	2	1,318	—	—	—	—	—	—	—	—	—	—	—	—
Kunming	2	1,096	—	—	—	—	—	—	—	—	—	—	—	—
Tianjin	3	931	—	—	—	—	—	—	—	—	—	—	—	—
Nanning	1	751	—	—	—	—	—	—	—	—	—	—	—	—
Wuxi	1	382	—	—	—	—	—	—	—	—	—	—	—	—
Suzhou	1	518	—	—	—	—	—	—	—	—	—	—	—	—
Ningbo	1	601	—	—	—	—	—	—	—	—	—	—	—	—
Shijiazhuang	1	544	—	—	—	—	—	—	—	—	—	—	—	—
Fuzhou	1	446	—	—	—	—	—	—	—	—	—	—	—	—
Xi’an	2	822	—	—	—	—	—	—	—	—	—	—	—	—
Zhuhai	1	405	—	—	—	—	—	—	—	—	—	—	—	—
Daqing	1	290	—	—	—	—	—	—	—	—	—	—	—	—
Yan Tai	1	392	—	—	—	—	—	—	—	—	—	—	—	—
Xiamen	2	533	—	—	—	—	—	—	—	—	—	—	—	—
Dongguan	1	310	—	—	—	—	—	—	—	—	—	—	—	—
Taiyuan	1	415	—	—	—	—	—	—	—	—	—	—	—	—
Haikou*	1	0	—	—	—	—	—	—	—	—	—	—	—	—
Guiyang*	1	0	—	—	—	—	—	—	—	—	—	—	—	—
Weifang	1	44	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

—	currently offered
-	not currently offered
*	established in December 2014

Online learning modules

Our live distance instruction and classroom-based tutoring are supplemented by our proprietary online learning modules featured on our TTS platform. TTS has the following five core functions:

•	Course content. TTS contains lecture slides, key lecture video recordings, case studies, practice exercises and supplemental reading materials. In addition to recordings of past lectures, TTS also features exclusive online videos on key course materials. Students may view lecture videos using the computers at our learning centers. To foster effective learning of our course lecture materials, especially theoretical knowledge points, TTS features software development case studies and practice exercises. TTS contains supplemental reading materials on areas in which we have historically received frequent questions from students. TTS also allows students to download coding materials and study notes that they have prepared for reference in their future jobs.

•	Self-assessment exams. TTS features daily and weekly interactive mock examinations to measure learning outcomes. Students use the mock exams to assess their learning results and gauge their grasp of course content. After students complete a self-assessment exam, TTS automatically provides students with detailed explanations on each of the exam questions.

•	Student and teaching staff interaction. TTS allows students to interact with instructors and teaching assistants. In class, students may raise questions for instructors and teaching assistants using the messaging tools on TTS. After class, students can post questions to the teaching assistants through the online question and answer board in TTS. Teaching assistants are able to provide timely and accurate responses typically within 30 minutes after a question is submitted. To ensure the accuracy of responses and to identify questions of common interest, our instructors also actively review questions posted on TTS and regularly provide answers. Students are given the opportunity to provide feedback for each answer or tutorial service provided by teaching assistants using the evaluation functions on TTS.

•	Student management tools. TTS allows instructors to receive daily ratings and feedback from students. Instructors may then adjust their lecture pace and coverage of course materials each day. TTS enables teaching assistants to evaluate each student’s academic performance. The teaching assistant interface of TTS contains each student’s monthly performance test scores, as well as each student’s ranking within the class and nationally. Teaching assistants are required to follow-up with underperforming students regarding their academic status and to adopt concrete action plans with such students to improve their future performance. TTS also allows teaching assistants to monitor each student’s attendance and to log their daily tutoring activities.

•	Online student community. TTS serves as an online student community that fosters academic collaboration among students. We encourage students to post course-related articles and comments sharing their study experiences on the bulletin board forum.

In addition to our TTS platform, we launched TMOOC.CN in March 2015 to cover a broader customer base. TMOOC.CN offers two types of online learning products: continuing education courses and job placement training courses. Continuing education courses, composed of a library of video clips that focus on on-the-job practical skills, target working professionals and others with continuing education needs. Job placement training courses are full length programs that target job seekers. These recruitment-oriented courses are carefully chosen from existing courses at our learning centers and redesigned to be more suitable for online learning environment. Students who finish all modules in a placement training course and pass the relevant Tarena certification examination will receive the same job placement services that we offer to other students at learning centers.

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We currently offer courses in nine IT subjects and three non-IT subjects.

We generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

•	Full-time class. The term for a full-time class is typically four months and includes approximately 1,000 learning hours. Full-time classes meet from Monday to Saturday. In 2014, approximately 82% of our enrolled students attended our full-time classes.

•	Part-time class. Part-time classes typically have terms of four to five months. We allow students to attend part-time classes either exclusively during weekends or on a combination of weekday nights and weekends, as these students typically have full-time jobs. In 2014, approximately 18% of our enrolled students attended our part-time classes.

We have adopted stringent quality control procedures to ensure that we produce high quality graduates. We use entrance exams to assess the level of our students. Prospective full-time students with low entrance exam scores are recommended to enroll in preparatory training camps. We have a total of four monthly closed-book performance tests to evaluate the learning status of our students. For underperforming students who have failed the first monthly performance test, we offer them the opportunity to re-take the first month classes at no extra cost. We believe physical class attendance is important, and students with attendance rates below 90% are generally not given graduation certificates at the end of our program.

Our full-time classes also include short term, project-based training programs designed for college students to gain practical IT experience, which are not material for our business as a whole.

IT education courses

We offer education courses covering the following nine IT subjects:

Subject	Year of Launch	Student Enrollment in 2014	Forces of Course Content
Java	2002	21,610	Programming for Windows and Linux-based desktop software and web-based software
C++	2009	3,181	Programming for Windows and Linux-based desktop software
Software testing	2009	2,481	Practical software testing and quality assurance training
PHP	2010	2,131	Web-based software development for e-commerce industries
Embedded	2009	2,114	Development of software to control machines and devices
Android	2011	2,534	Programming for Android-based applications
.NET	2007	528	Development of software based on the .NET framework that runs primarily on Windows
iOS	2012	1,874	Programming for iOS-based applications
Linux and network engineering	2013	889	Linux operating system and network management technology

Graduates of our IT education courses receive Tarena Certified Software Developer certificates, or TCSD certificates. Holders of TCSD certificates are qualified to obtain the intermediate-advanced software engineer certificate issued by the Ministry of Industry and Information Technology of China, or the MIIT, for their respective field of study, subject to such graduates passing our internal examination. Graduates of our Java courses are granted ORACLE Certified Java Programmer certificates by ORACLE Corporation after passing the relevant exams. Graduates of our Linux and Network engineering courses are awarded the international network engineer certificate issued by CompTIA upon passing the relevant exams, and our Linux and network engineering course graduates may also sign up for Red Hat certification exams at our learning centers. Graduates of our embedded course are awarded the Embedded Engineer Certificate issued by ARM upon passing the relevant exams.

Non-IT education courses

We began offering courses in non-IT subjects in 2013. We launched our digital art course in February 2013, our online sales and marketing course in November 2013 and our accounting course in October 2014. The following table describes the three non-IT courses that we currently offer:

Subject	Year of Launch	Student Enrollment in 2014	Focus of Course Content
Digital art	2013	18,895	Latest Adobe user interface design technology for graphic, webpage and mobile sites design
Online sales and marketing	2013	3,404	Search engine marketing, search engine optimization, and other Internet based marketing, including microblog marketing
Accounting	2014	247	Accounting certificate, and chief accountant practice

Graduates of our online sales and marketing courses are awarded the SEM Certificate issued by Baidu without additional examination.

Since its launch in February 2013, our digital art course has registered strong growth in student enrollments and has become the second largest course in terms of net revenue contribution in 2014. Our accounting course is mainly designed for prospective students of age groups similar to our existing students, and such course helps us target a broader student base and further increase our overall enrollments.

Our Teaching Staff

Our instructors

As of December 31, 2014, we employed 117 full-time instructors based in Beijing. Most of our instructors for IT education courses have industry backgrounds in global and domestic technology companies. Instructors for non-IT education courses are typically experts or veterans in their respective specialized fields. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brand, our well-established teaching infrastructure and sales team and our competitive compensation.

We believe that developing and maintaining highly capable and motivated instructors is critical to our success. We seek qualified instructor candidates who have extensive industry experience or come from other professional education service providers. These candidates are subject to multiple rounds of interviews conducted by our director of teaching, vice-president for teaching and the chief executive officer. All instructors are required to undergo training in teaching skills and techniques. We require our instructors to regularly update their course materials to remain current with evolving employer needs, industry developments and other key trends necessary to teach effectively. We typically have a back up instructor assigned to each course to meet any emergency needs.

To align incentives, instructors receive bonuses based on students’ ratings and the number of class sessions taught, in addition to their base compensation.

Our teaching assistants

We believe that our dedicated teaching assistants are essential to the success of our education model. Our teaching assistants interact with and tutor our students on a daily basis, and are instrumental in facilitating a disciplined and focused learning environment. Each classroom is staffed with one or two teaching assistants, who attends lectures together with students. Teaching assistants are available during class hours to answer student questions in person, and after class hours to address inquiries online via TTS. Teaching assistants are also responsible for offering focused tutoring services to underperforming students and continuously monitoring their academic results. We have adopted a comprehensive set of key performance indicators, or KPIs, to evaluate the performance of our teaching assistants. Such KPIs include student satisfaction, exam scores of students on monthly performance tests, the improvement of underperforming students and employment results after graduation, among other indicators.

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 866 teaching assistants as of December 31, 2014.

Course Content Development

In addition to teaching, our instructors also develop the course content in their respective subject areas. We regularly update our existing programs, typically every six months, to stay abreast of the latest technology developments and industry trends. Our instructors are also responsible for producing practice exercises and exam questions for monthly performance tests to evaluate the effectiveness of our student self-assessment tests in TTS.

We regularly engage in new course development in order to capture demands created by evolving job market and industry trends. We have a set of procedures for new course development. Prior to developing a new course, we gather market intelligence by collecting job market demand information to ensure that we are developing relevant and up-to-date courses. We conduct a series of surveys, each with clear parameters, to determine various aspects of the proposed new course. Once we gather enough market intelligence, we recruit, or identify from within Tarena, instructors with the appropriate industry and academic background to form a course-specific development task team. We generally require four or five instructors for each new course, and we historically have been able to recruit or identify such instructors within three months. We have generally been able to complete the teaching material development process for a new course in three months after we have finished instructor recruitment. All of our new courses are then pilot tested in selected learning centers in Beijing for student satisfaction, training practicality and employment outcomes. The time frame between our identification of a new course area and pilot testing is typically three to six months. We typically pilot test new courses for three to five months, and new courses that have passed our pilot tests are then introduced nationally. In 2014, we launched one new course in accounting, which began in October 2014.

Our software research and development department is tasked with improving the technical performance and user experience of TTS. Since introducing TTS student version 1.0 in 2006, we have produced seven upgrades to TTS. The current version that our students use is TTS student version 8.0.

Our Students

The majority of our students are college students and graduates. In 2014, approximately 85% of our enrolled students were either studying towards, or already held, a post-secondary degree. We have experienced significant growth in student enrollment in recent years. Our student enrollment reached 59,960 in 2014.

Student recruitment

We rely primarily on Internet-based marketing to attract students and increase enrollments. We advertise on the Internet using search engine keywords on leading search engines. We also use banners and other advertising placements on targeted sites, such as education portals, career sites and industry-specific websites. We actively monitor the effectiveness of our advertising and adjust marketing spending accordingly.

As part of our online marketing efforts, we operate a promotional website www.it211.com.cn. Our www.it211.com.cn website features sample lecture videos and class materials covering the vast majority of our course subjects, as well as subjects beyond our current course offerings. We provide prospective students with prepaid study cards to purchase sample content on our www.it211.com.cn website.

Student recruitment generally occurs at the learning center level. Our learning centers host seminars, information sessions and preparatory training camps for prospective students, and distribute print and Internet-based advertising materials, including prepaid study cards for www.it211.com.cn. When a prospective student responds to our advertisements and contacts a learning center, an enrollment advisor generates a prospective student profile and advises the candidate, either online or in a face-to-face meeting, on various aspects of our courses and educational experience. As of December 31, 2014, we had a total of 981 enrollment advisors nationally.

To promote brand awareness, we place advertisements in industry trade publications and present at industry trade seminars and conventions. We also began to host our annual Tarena-Discovery Cup Chinese University Students Software Design Competition in April 2012.

In addition to our marketing efforts, we recruit a significant portion of our students directly from universities and colleges. As of December 31, 2014, we have cooperated with over 550 universities and colleges in China under one of the three following modes of cooperation:

•	Joint-majors. We offer joint-majors with 15 universities and colleges in China, namely Harbin Guangsha College, Harbin Cambridge University, Harbin International University, Hebei United University, Huaihai Institute of Technology, Huaiyin Institute of Technology, Jiangsu Normal University, Northeast Forestry University, Northeast Petroleum University, Qiqihar Institute of Technology, Kunming University of Science and Technology City College, Taihu University of Wuxi, Xuhai College of China University of Mining and Technology, Yangzhou University and Zhejiang Haiyang University. These universities offer students the option to major in one of the subject areas that we teach and include our selected courses in their standard undergraduate curriculum. Students in selected majors at these universities take our courses full-time for one semester and receive academic credits from these universities and colleges after successfully completing our courses.

•	On-campus learning sites. We have established on-campus learning sites with over 220 universities and colleges in China to offer our courses, without live broadcast, to students attending these universities and colleges. Students enrolled in our on-campus learning sites typically attend part of our course in the on-campus learning sites and part of the course at our learning centers. We pay universities and colleges for the cost of classroom facilities used in the learning sites but do not share revenue with these universities and colleges.

•	Enrollment cooperation. We have enrollment cooperation with over 340 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students.

We had a total of 172 university cooperation representatives as of December 31, 2014. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China. In 2014, we enrolled approximately 18% of our students from universities and colleges with which we cooperated.

Student job placement services

We have an effective job placement program for our students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 231 career counselors as of December 31, 2014.

Each learning center also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 164 employer cooperation representatives as of December 31, 2014. We invite corporate employers to host recruiting events and interviews at our learning centers and offer students with interview opportunities across the country.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China.

Our Network of Employers

We have a track record of producing job-ready and highly qualified candidates for many corporate employers. Since our inception, our network of potential employers for our students covered approximately 50,000 corporate employers, including Global Fortune 500 companies, and leading technology, IT services and Internet companies in China.

We offer the following recruiting services to corporate employers:

•	General recruiting services. We offer corporate employers candidate referral services and other recruitment-related services. Once an employer communicates its hiring needs to us, we direct the relevant learning centers to produce a list of student candidates that meet the hiring criteria of such employer, and refer such candidates to the employer for interviews and assessments. We also offer space at our learning centers for employers to host recruiting events targeting our students and to conduct interviews.

•	Customized courses. We offer customized courses targeting specific employers with large demands for trained professionals. Prospective students for our customized courses generally undergo interviews conducted by the employers before the start of classes. In addition to our standard curriculum, students enrolled in customized courses must participate in additional training provided by employers at our learning centers. Such additional training is tailored according to the particular skill requirements of the employers. Successful graduates of our customized courses who have passed the relevant qualifying exams are granted job offers by the employers.

While we currently do not generate revenue from any of our recruiting services for corporate employers, we believe such services enhance our brand recognition and are instrumental in our ability to help students achieve high job placement rates.

Tuition Fees

For our full-time and part-time classes, our standard tuition fees generally range from RMB16,800 (US$2,708) to RMB17,800 (US$2,869) per course. We increased our tuition fees for most of our full-time classes by approximately RMB1,000 (US$161) in 2012, further increased such tuition fees by RMB1,000 (US$161) in 2013 and again increased such tuition fees by RMB1,000 (US$161) in 2014. We also increased our tuition fees for part-time classes by RMB1,000 (US$161) to RMB3,000(US$483) per course in 2014. In March 2015, we increased tuition fees for selected courses by another RMB1,000 (US$161).

We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also offer an option whereby qualified students can pay our tuition fees within a period of time after graduation.

To assist our students in paying our tuition fees, we offered the following three credit sources to provide financing services for our students to make one-time, up-front tuition payments in 2014:

•	CreditEase. CreditEase, a credit management and microfinancing company in China, assists our students in obtaining loans to pay for their tuition. CreditEase utilizes a “person-to-person” lending method to enable qualified students to borrow unsecured loans from unrelated individuals without using a bank as an intermediary. Under this person-to-person lending method, CreditEase identifies third-party individual lenders and matches their lending needs with the loan demands of our students. CreditEase began to offer this service to our students in July 2013. Approximately 73.9% of our students who obtained financing for tuition fees in 2014 obtained funding sourced by CreditEase.

•	Bank of China Consumer Finance Co., Ltd. We launched the BOC CFC student loan program in April 2014. Approximately 14.6% of our students who obtained financing for tuition fees in 2014 elected BOC CFC as the lender.

•	Bank of Beijing Consumer Financing Company. We launched the BOB CFC student loan program in September 2012. Approximately 11.5% of our students who obtained financing for tuition fees in 2014 elected BOB CFC as the lender.

Approximately 55% of our students enrolled in 2014 obtained financing from one of the three abovementioned sources. Such financing arrangements are bilateral in nature, and are carried out between our students and the respective financing institution directly. We do not take any credit risk or liability in such arrangements.

Our cooperative agreement with BOB CFC expired in February 2015, and we are in the process of renewing such agreement with BOB CFC. In Janurary 2015, we began to cooperate with Renrendai, a third-party person-to-person lending service provider, in arranging loans for our students to pay for our tuition fees.

We historically also cooperated with Chuanbang to provide financing services to our students. Chuanbang utilized a person-to-person lending method similar to the one used by CreditEase to assist our students in obtaining loans to pay for their tuition. Chuanbang is owned by Mr. Shaoyan Han, our chief executive officer. Chuanbang began to offer this service to our students in 2011. Chuanbang has ceased offering financing services to our students enrolled since January 1, 2014.

Technology

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS and the various services that we provide to our students. We manage our lecture delivery system and TTS using a combination of commercially available software, hardware systems and proprietary technology. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

All of our servers and routers, including backup servers, are currently hosted at our learning centers or by third-party service providers in multiple cities in China. We regularly back up our databases. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We deliver live broadcast of audio and video of the lectures given in Beijing via the dedicated network of China Telecom or China Unicom to terminals located in selected learning centers with high student enrollment, and via public Internet infrastructure to our other learning centers.

We have recently developed our CRM software in-house to manage our student and corporate employer information, as well as to integrate our key administrative functions. We will rely on our internal IT resources to upgrade the CRM system as needed going forward.

Seasonality

Seasonal fluctuations have affected, and are likely to continue to affect, our business. Historically, we typically generate the highest net revenues in the third and fourth quarters because of the increased student enrollments during summer vacation. We generally generate less tuition fees in the first quarter of each year due to the Chinese New Year holiday. Our quarterly cost of revenue, selling and marketing expenses, general and administrative expenses and research and development expenses have generally been increasing in absolute amounts since 2012 as we expanded our network of learning centers, increased the number of our personnel and enhanced our marketing efforts.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with senior executive officers and most other employees, to protect our intellectual property rights. In addition, we require certain of our senior executive officers and other employees to enter into agreements with us under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment with us, pursuant to job assignments or using our materials and technology, or during the one year after their employment that relates to their employment with us, are our property and they should assign the same to us if we so require. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2014, we had registered 202 domain names relating to our business, including our www.tarena.com.cn, www.it211.com.cn , TMOOC.cn and jobshow.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech holds 20 registered software copyrights, two trademarks and 200 registered domain names including www.tarena.com.cn. Beijing Tarena holds two domain names, namely www.it211.com.cn and TMOOC.cn.

Competition

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. For our IT training courses, we face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. For our non-IT training courses, we face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China.

We believe that the principal competitive factors in our markets include the following:

•	scope and quality of course offerings and services;

•	student placement and employer satisfaction with our graduates;

•	brand recognition;

•	ability to effectively market course offerings and services to a broad base of prospective students;

•	cost effectiveness of the education; and

•	ability to align course offerings and services to specific needs of students and employers.

We believe that we are well-positioned to effectively compete in markets in which we operate on the basis of our innovative education platform, scalable and efficient business model, unparalleled access to corporate employers, training quality, strong content development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.”

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain accident injury insurance and accident injury medical insurance for our employees based in our headquarters in Beijing. Uninsured injury or death to our students or staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have limited insurance coverage for our operations in China.”

Government Regulations

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules and the Regulations on Chinese-Foreign Cooperation in Operating Schools.

Education Law of the PRC

On March 18, 1995, the PRC National People’s Congress promulgated the Education Law of the PRC, or the Education Law. Pursuant to the Education Law, enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Although no organization or individual may establish or operate a school or any other institution of education for profit-making purposes, private schools may be operated for “reasonable returns”, as described in more detail below.

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the Standing Committee of the PRC National People’s Congress promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003 and was amended on June 29, 2013. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. Under the Private Education Law and the Private Education Law Implementation Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in professional qualification training and professional education training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school engaging in professional qualification training and professional education training shall (i) be granted a Permit for Operating a Private School by the authorities in charge of human resources and social security, (ii) be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution and (iii) pass the annual inspection with the Ministry of Civil Affairs or its local counterparts. As of December 31, 2014, we operated 15 schools, all of which are engaged in professional education training. Each has (i) obtained a Permit for Operating a Private School issued by the authorities in charge of human resources and social security or education, (ii) been registered with the relevant local counterpart of the Ministry of Civil Affairs and (iii) passed the annual inspection, as applicable, with the Ministry of Civil Affairs or its local counterparts.

The types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. A private school shall file its advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education. None of our schools provides a diploma or certification to students, and ten of our schools have filed their pricing information with the governmental pricing authority and publicly disclose such information. Seven of our schools have filed their advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The operations of certain of our learning centers are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.”

Private education is treated as a public welfare undertaking under relevant regulations, and entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders” under the regulations. Nonetheless, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected, and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns”. In addition, none of the current PRC laws and regulations sets forth sponsors’ economic rights in schools that do not distribute reasonable returns, nor do they have different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

Regardless of whether distributing reasonable return or not, the Private Education Law provides that properties that remain upon termination and liquidation of a school after payment of relevant fees and compensations shall be made in accordance with other relevant laws and regulations. However, there have been no other relevant national laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school.

Except for aforementioned differences, the “sponsorship interest” that a sponsor holds in a private school is, for all other practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. A sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. The capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school’s decision making body. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs.

As of December 31, 2014, we had nine schools registered as schools requiring reasonable returns, while all other schools are registered as schools not requiring reasonable returns.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Private Education Law. The Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, were issued by the MOE in 2004. The Regulations on Chinese-Foreign Cooperation in Operating Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC. Cooperation in the areas of higher education and occupational education is especially encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education or military, police, political and other kinds of education that are of a special nature in China. The Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools in China, which provide educational services mainly for Chinese citizens.

The Ministry of Human Resources and Social Security (formerly known as Ministry of Labor and Social Security) also promulgated the Regulations on Operation Chinese-foreign Cooperation School in Professional Education Training to implement the Regulations on Operating Chinese-foreign Schools on July 26, 2006, which took effect on October 1, 2006. The Regulations on Operation Chinese-foreign Cooperation School in Professional Education Training prohibits foreign institutions or individuals from independently establishing professional education training institutions in China, which provide educational services mainly for Chinese citizens.

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of our consolidated VIEs and schools to which our consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2014, we operated 38 of our learning centers through private schools owned by subsidiaries of Tarena Tech. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIEs), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs.”

Regulations on Professional Education

On May 15, 1996, the Standing Committee of the PRC National People’s Congress promulgated the Professional Education Law of the PRC, or the Professional Education Law which became effective on September 1, 1996. Pursuant to the Professional Education Law, professional training includes training pre-employment, training for military personnel transferring to civil positions, training for apprentices, on-the-job training, job-transfer training and other professional training. Professional training may be classified as junior, middle or senior level according to the actual situations. It shall be conducted by either professional training institutions or professional schools, which may develop various professional training to satisfy the needs of the society. The PRC government encourages institutional organizations, social organizations, other social groups and citizens to establish professional schools and professional training institutions, and the financial allocation for professional schools and professional training institutions from the governments at various levels shall be gradually increased. The PRC government also encourages financial institutions to support and develop professional education by means of credit facilities.

On August 3, 2007, the Standing Committee of the PRC National People’s Congress promulgated the Employment Promotion Law of the PRC, or the Employment Promotion Law which became effective on January 1, 2008. Pursuant to the Employment Promotion Law, the PRC government at and above the county level shall encourage and support professional schools, professional training institutions and corporations to carry out pre-employment training, employment training, re-employment training and entrepreneurship training, and encourage workers to attend various types of training programs. Corporations in China are requested to set aside financial resources for the training and continued education of their employees.

Foreign Investments in Professional Education Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in March 2015 and became effective in April 2015, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries and industries not listed in the Catalogue, while there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in restricted industries. Industries in the prohibited category are not open to foreign investors. According to the latest Catalogue, foreign investment is encouraged in non accredited professional education services and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in professional education services.

Regulations on For-profit Private Training Institutions

The Private Education Law provides that the regulations applicable to private training institutions registered with the SAIC and its local counterparts shall be formulated by the State Council separately. On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which announced the policy that the government will implement a reform to divide private schools into two categories: (i) for-profit private schools and (ii) not-for-profit private schools. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non-profit classified management system for the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the pilot program is still new and no further national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools and for-profit training institutions.

On June 20, 2013, Shanghai promulgated the Interim Measures for Administration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local counterparts of the SAIC. The local counterparts of the SAIC shall consult with the local human resources and social securities authorities before completion of registration of for-profit private training institutions. Measure No. 5 came into effect on July 20, 2013 and will remain effective for two years.

As of December 31, 2014, 39 of our PRC subsidiaries, consolidated VIEs and subsidiaries of consolidated VIEs had computer technology training or training in its approved business scope.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, pursuant to which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Accordingly, Beijing Tarena, our consolidated VIE engaging in online education-related services, is not required to obtain approval to operate “educational websites” from the Ministry of Education. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished. Beijing Tarena is not required to obtain a license to operate “online education schools,” as it does not directly offer government accredited degrees or certifications through its online education or training services.

Regulations on Online Publications

On June 27, 2002, the State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication), or the SAPPRFT and the Ministry of Industry and Information Technology, or the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in Internet publishing to obtain an Internet Publishing License for engaging in Internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “Internet publishing” is broad and refers to the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to the users’ end through Internet for the public to browse. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media.

Beijing Tarena has offered videos of lectures on its websites www.it211.com.cn and TMOOC.cn and has not obtained an Internet Publishing License from the SAPPRFT. Currently, “Internet publishing” is not officially defined in any publicly available regulations. However, governmental authorities could determine that Beijing Tarena’s online content services fall within the scope of “internet publishing,” and therefore require Beijing Tarena to apply for an Internet Publishing License. Beijing Tarena may not be able to obtain such a license, and it may become subject to penalties, fines, legal sanctions or be ordered to suspend the video content on the website.

Regulation on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The SAPPRFT promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, the SAPPRFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a Permit for Broadcasting Audio-video Programs via Information Network issued by the SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On September 15, 2009, SAPPRFT promulgated the Notice on Several Issues regarding the Permit for Broadcasting Audio-video Programs via Information Network. The Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing Internet audio-video program services without the license.

On April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

In the course of offering our lecture videos, we transmit our audio-video educational programs live through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of lecture videos falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Value-Added Telecommunications Services

Licenses for Value-Added Telecommunication Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the PRC State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalog was updated and the information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license, or VATS License. In addition, a VATS License’s holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial Internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. The ICP license has a term of five years and shall be renewed within 90 days before expiration. Our consolidated VIE, Beijing Tarena, obtained an ICP license for the website www.it211.com.cn issued by Beijing Communications Administration on March 1, 2012, which will expire on March 1, 2017. Beijing Tarena is in the process of applying to add our TMOOC.cn website under our ICP license.

Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholder. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Beijing Tarena, our VIE, owns the domain names www.it211.com.cn and TMOOC.cn and holds the ICP license necessary to operate our www.it211.com.cn website in China, while the trademarks relating to our operations are held by Tarena Tech, our WFOE. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by our VIE, we may need to transfer the trademarks to our VIE, which may severely disrupt our business. The Internet Electronic Messaging Service Administrative Measures promulgated by the MIIT in November 2000 require ICP operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the PRC State Council. However, in practice, the competent authorities in Beijing still require the relevant operating companies to obtain such approval for the operation of BBS services which we have not obtained.

In light of the aforesaid restrictions, we rely on Beijing Tarena, our consolidated VIE in China, to hold and maintain the licenses necessary to provide online education and other value-added telecommunications services in China. We operate our www.it211.com.cn and TMOOC.cn websites and value-added telecommunications services through Beijing Tarena. Beijing Tarena, our consolidated VIE in China, holds an ICP license that is valid until March 1, 2017 for the operation of www.it211.com.cn. Beijing Tarena is in the process of applying to add our TMOOC.cn website under our ICP license.

The Discussion Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft Foreign Investment Law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The MOFCOM, together with other relevant authorities, will determine a catalogue for special administrative measures, or the “negative list,” which will consist of a list of industry categories where foreign investments are strictly prohibited and a list of industry categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

The draft Foreign Investment Law for the first time defines “foreign investor,” “foreign investment,” “Chinese investor” and “actual control.” A foreign investor is not only determined based on the place of its incorporation, but also on the conditions of the “actual control.” The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trust, will be treated as FIEs, whereas foreign investment in China in the foreign investment restricted industries by a foreign investor may nonetheless apply for being, when approving market entry clearance by the foreign investment administration authority, treated as a PRC domestic investment if the foreign investor is determined by the foreign investment administration authority as being “controlled” by PRC entities and/or citizens. In this connection, “actual control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft Foreign Investment Law emphasizes on the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. In addition to investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft Foreign Investment Law is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Regulations on Intellectual Property Rights

Copyright and Software Products

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

The Administrative Measures on Software Products, issued by the MIIT in October 2000 and subsequently amended, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2014, we had registered 20 software copyrights in China.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered two trademarks in China as of December 31, 2014.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, as amended on August 5, 2008. Under the Foreign Exchange Regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Though there are restrictions on the convertibility of Renminbi for capital account transactions, which principally include investments and loans, we generally follow the regulations and apply to obtain the approval of the SAFE and other relevant PRC governmental authorities.

On August 29, 2008, the SAFE promulgated SAFE Circular 142, regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of a foreign invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. The SAFE also promulgated SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi funds converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. On July 4, 2014, the SAFE promulgated Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain pilot areas from August 4, 2014. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 will come into force and replace both Circular 142 and Circular 36 on June 1, 2015. Circular 36 allows enterprises established within the pilot areas to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided under Circular 142 for these enterprises. Circular 19 will remove those restrictions for all foreign-invested enteprises established in the PRC. However, Circular 36 continues to, and Circular 19 will continue to, prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. These circulars may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and violations of these circulars could result in severe monetary or other penalties. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offering to make additional capital contributions or loans to our PRC subsidiaries.”

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Tarena Tech, which is a wholly foreign owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign invested enterprises include the Foreign Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, as amended on April 12, 2001.

Under these laws and regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. We have requested PRC residents currently holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular No. 37. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted two share incentive plans, namely the 2008 Plan and the 2014 Plan. Pursuant to the 2008 Plan, we may issue options, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares to our qualified employees and directors and consultants on a regular basis. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules and we have completed the registrations of our stock incentive plan with the local SAFE as required by PRC law.

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the EIT Law. Both the EIT Law and its Implementing Rules, which was enacted on December 6, 2007 by the State Council, became effective on January 1, 2008. Under the EIT Law, enterprises are classified as PRC resident enterprises and non-PRC-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a PRC “resident enterprise,” meaning that it shall be treated in a manner similar to a PRC resident enterprise for enterprise income tax purposes. The Implementing Rules to the EIT Law defines “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise.

The SAT issued Circular 82 on April 22, 2009, as amended in January 2014. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled and offshore-incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, or Bulletin 45, providing more guidance on the implementation of Circular 82. Bulletin 45 clarifies matters including PRC resident enterprise status determination, post-determination administration and competent tax authorities etc. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Tarena International, Inc. meets all of the conditions above, and thus we do not believe that Tarena International, Inc. is a PRC resident enterprise despite the fact that all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Pursuant to the Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, and other applicable PRC regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Hong Kong Tax Treaty. Tarena HK has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not currently plan to obtain such approval, as Tarena Hangzhou has not paid dividends in the past and does not currently have any concrete plan to pay dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong Subsidiary.”

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extend its tax jurisdiction to to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings on. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. There is little guidance and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7. The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

The State Administration of Taxation promulgated Administrative Measures on the General Anti-Avoidance Rule (Trial), or GAAR Measures, on December 12, 2014, which shows the authority’s intention to fight against tax avoidance scheme that is adopted to obtain unwarranted tax benefit without reasonable commercial purpose. A press release, made by the State Administration of Taxation to clarify certain issues relating to the application of the GAAR Measures, stated that the GAAR Measures may be applicable if any general tax-avoidance scheme exists in the offshore indirect transfer of equity interests. Since GAAR Measures was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities, we cannot predict how these regulations will affect our business operation, future acquisitions or strategy.

In addition, the EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition Criteria and Procedures for Advance and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises,” or HNTEs, will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech, renewed its HNTE certificate in 2012, which was valid until the end of 2014. Tarena Tech is in the process of renewing its HNTE certificate. Tarena Hangzhou was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero.

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

An enterprise or individual providing taxable service within the territory of China has been historically required to pay BT at the rate of 3% or 5% on the revenues generated from provision of such services in accordance with applicable PRC tax regulations. However, if the services provided are technical transfer or technical development, or technical consulting and technical service related to technology transfer or technical development, BT may be exempted subject to approval by the relevant tax authorities.

In November 2011, the Ministry of Finance and the SAT promulgated the Notice on the Pilot Program in Shanghai Replacing BT with VAT in Transportation and Some Modern Service Sectors. Pursuant to this circular and other relevant notices, VAT shall be imposed in lieu of BT in transportation and some modern service sectors firstly in Shanghai starting from January 1, 2012. Afterwards the VAT Pilot Program is expanded to Beijing from September 1, 2012, and then is rolled out to the whole country from August 1, 2013. Under the VAT Pilot Program, VAT at a rate of 6% applies to some modern service industries.

Local Surcharges

The city construction tax and education surcharge are local surcharges imposed as a certain percentage of PRC turnover taxes (i.e., business tax, value-added tax and consumption tax). The city construction tax is charged at rates of 1%, 5% or 7% (the applicable city construction tax rate depends on the location of the taxpayer) of the turnover tax paid while the education surcharge rate is currently at 3% of the turnover tax paid. Though in the past, foreign-invested enterprises, foreign enterprises and foreign individuals were exempted from such surcharges, these entities were required to make such payments from December 1, 2010 according to a notice issued by PRC State Council in October 2010.

In addition to the city construction tax and the education surcharge, the China Ministry of Finance issued Circular Caizong (2010) No. 98, or Circular 98, that requires all entities and individuals (including foreign-invested enterprises, foreign enterprises and foreign individuals) to pay a local education surcharge, or LES, at 2% on turnover tax paid. Local governments are required to report their implementation measures on LES to the Ministry of Finance. LES became applicable to all entities and individuals in Beijing on January 1, 2012.

Employment Laws and Social Insurance

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated VIEs and their subsidiaries, as of the date of this annual report:

Equity control

Contractual arrangements consisted of exclusive business cooperation agreement, powers of attorney, equity interest pledge arrangements, exclusive option agreements, loan agreements and spousal consent letters

Sponsorship interest

Notes:

(1)	Mr. Shaoyun Han, our founder, chairman and chief executive officer, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our director, owns 30% of the equity interest in Beijing Tarena.

(2)	Mr. Shaoyun Han and Mr. Jianguang Li own 49% and 51% of the equity interest in Shanghai Tarena, respectively.
(3)	Shanghai Tarena is in the process of voluntary winding down.
(4)	Tarena (Wuhan) Technology Co., Ltd., which is a wholly-owned subsidiary of Tarena Tech, wholly owns Wuhan Tarena Software Co., Ltd., which holds 100% of the sponsorship interest in Wuhan Tarena Professional Education School.
(5)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School, Kunming Tarena Professional Education School and Nanjing Tarena Professional Education School; De Xun Wang is the principal of Guangzhou Tarena Professional Education School and Shenzhen Bao’an Tarena Professional Education School; Xuefeng Lu is the principal of Harbin Tarena Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Yun Yang Gan is the principal of Zhengzhou Tarena Professional Education School; Chun Bo Shen is the principal of Dalian Gaoxin Tarena Professional Education School; Yue Qin Shen is the principal of Nanjing Weishang Tarena Professional Education School; Na Zhang is the principal of Shenyang Tarena Shidai Professional Education School; and Nini Tong is the principal of Zhuhai Tarena Professional Education School.

Because of foreign ownership restriction on Internet content and other value-added telecommunication services in China, we operate our www.it211.com.cn and TMOOC.cn websites through our consolidated VIE, Beijing Tarena. Beijing Tarena holds our ICP license for www.it211.com.cn. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder, chairman and chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

•	exercise effective financial control over Beijing Tarena;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tarena; and

•	have an exclusive option to purchase all or part of the equity interests in Beijing Tarena when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Tarena and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contracts by and among Tarena International, our subsidiary Tarena Tech, our VIE, Beijing Tarena, and the shareholders of Beijing Tarena.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Tarena and Tarena Tech, as amended and restated, Tarena Tech has the exclusive right to provide, among other things, technical support, business support and related consulting services to Beijing Tarena and Beijing Tarena agrees to accept all the consultation and services provided by Tarena Tech. Without Tarena Tech’s prior written consent, Beijing Tarena is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Tarena Tech exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing Tarena agrees to pay a monthly service fee to Tarena Tech at an amount determined solely by Tarena Tech after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Tarena Tech employees providing services to Beijing Tarena, the value of services provided, the market price of comparable services and the operating conditions of Beijing Tarena. Furthermore, to the extent permitted under the PRC law, Tarena Tech agrees to provide financial support to Beijing Tarena if Beijing Tarena has any operating loss or suffered any critical operation adversity. The term of the agreement will remain effective unless Tarena Tech terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing Tarena or Tarena Tech to renew its respective business license upon expiration. Without the consent of Tarena Tech, Beijing Tarena is not permitted to terminate this agreement in any event unless required by applicable laws.

Power of Attorney

Pursuant to the power of attorney, as amended and restated, the shareholders of Beijing Tarena each irrevocably appointed Tarena Tech as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing Tarena and to exercise all of their rights as a shareholder of Beijing Tarena, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Beijing Tarena requiring shareholders’ approval under PRC laws and regulations and the articles of association of Beijing Tarena, and designate and appoint directors and senior management members. Tarena Tech may assign its rights under this power of attorney to any other person or entity at its sole discretion without prior notice to the shareholders of Beijing Tarena. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing Tarena.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Tarena Tech, Beijing Tarena and the shareholders of Beijing Tarena, as amended and restated, the shareholders pledged all of their equity interests in Beijing Tarena to Tarena Tech to guarantee Beijing Tarena’s and Beijing Tarena’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to the service fees due to Tarena Tech. If Beijing Tarena or any of Beijing Tarena’s shareholders breaches its contractual obligations under the contractual arrangements, Tarena Tech, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Tarena in accordance with legal procedures. Tarena Tech has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Tarena Tech, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with Changping Bureau of Beijing Administration for Industry and Commerce in December 2013, and will remain binding until Beijing Tarena and its shareholders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables Tarena Tech to enforce the equity pledge against third parties who acquire the equity interests of Beijing Tarena in good faith.

Exclusive Option Agreements

Under the exclusive option agreements between Tarena International, Inc., Tarena Tech, each of the shareholders of Beijing Tarena and Beijing Tarena, as amended and restated, each of the shareholders irrevocably granted Tarena International, Inc. or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Beijing Tarena. In addition, Tarena International, Inc. has the option to acquire the equity interests of Beijing Tarena for a specified price equal to the loan provided by Tarena Tech to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Tarena International, Inc. or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Tarena International, Inc.’s prior written consent, Beijing Tarena’s shareholders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Beijing Tarena. These agreements will remain effective until all equity interests in Beijing Tarena held by its shareholders are transferred or assigned to Tarena International, Inc. or Tarena International, Inc.’s designated representatives.

Loan Agreements

Pursuant to the loan agreements between Tarena Tech and each individual shareholder of Beijing Tarena, as amended and restated, Tarena Tech provided loans with an aggregate amount of RMB2 million (US$0.3 million) to the individual shareholders of Beijing Tarena for the sole purpose of providing capital for Beijing Tarena. The loans can only be repaid in a manner determined by Tarena Tech at its sole discretion, which repayment may take the form of transferring the individual shareholders’ equity interest in Beijing Tarena to Tarena or its designated person pursuant to the exclusive option agreements. The loan shall be interest-free, unless the transfer price exceeds the principal of the loan when each individual shareholder of Beijing Tarena transfers his equity interests in Beijing Tarena to Tarena or its designated person(s). Such excess over the principal of the loan shall be deemed the interest of the loan to the extent permitted under PRC law. The term of each loan agreement is ten years from the date of the agreement expiring in 2023 and can be extended with the written consent of both parties before expiration.

Spousal Consent Letters

Ms. Ying Sun, the spouse of Mr. Shaoyun Han, and Ms. Nan Li, the spouse of Mr. Jianguang Li, executed spousal consent letters. Pursuant to the spousal consent letters, each of Ms. Ying Sun and Ms. Nan Li:

•	undertook not to make any assertions in connection with the equity interests in Beijing Tarena held by her spouse;

•	confirmed that her spouse can perform the amended and restated equity interest pledge agreements, the amended and restated exclusive option agreements, the power of attorney and the amended and restated loan agreements and to further amend or terminate such documents absent authorization or consent from her;

•	undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the amended and restated equity interest pledge agreements, the amended and restated exclusive option agreements, the power of attorney and the amended and restated loan agreements; and

•	agreed and undertook to be bound by the amended and restated equity interest pledge agreements, the amended and restated exclusive option agreements, the power of attorney, the amended and restated loan agreements and the amended and restated exclusive business cooperation agreement and comply with the obligations thereunder as an equity holder of Beijing Tarena if she obtain any equity interests in Beijing Tarena held by her spouse for any reason.

The contractual arrangements by and among Tarena, our subsidiary Tarena Tech, Shanghai Tarena, and the shareholders of Shanghai Tarena are substantially the same as the contractual arrangements discussed above.

In the opinion of our PRC counsel, Han Kun Law Offices, these contractual arrangements are valid, binding and enforceable under current PRC laws. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks relating to our contractual arrangements, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

D.	Property, Plants and Equipment

We have dual headquarters in China, located in Beijing and Hangzhou. Our principal executive offices in Beijing comprise of approximately 964 square meters and accommodate certain of our management and general and administrative activities, as well as our research and development activities. We also have approximately 13,062 square meters in leased classroom space in Beijing. Our principal executive offices and classrooms in Hangzhou comprise of approximately 9,399 square meters of leased space. Our principal executive offices in Hangzhou accommodate certain of our management and general and administrative activities.

In addition to our principal executive offices in Beijing and Hangzhou, we maintain a number of offices, classrooms and student dormitories with an aggregate of approximately 88,297 square meters in 35 cities in the PRC. We lease all of the facilities that we currently occupy from unrelated third parties. Our lease terms range from one to 10 years.

We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2012, 2013 and 2014, we generated net revenues of US$56.8 million, US$92.8 million and US$136.2 million, respectively. We record tuition fees that we collect in advance as deferred revenues. Our net revenues are presented net of business tax and surcharges.

Number of Student Enrollments

Our ability to generate and increase revenues is primarily driven by our ability to increase the number of student enrollments. The number of our student enrollments is primarily driven by the number and popularity of our course offerings. We evaluate the market demands for our course offerings and open new learning centers to cater to such demands. Our total student enrollments increased from 31,340 in 2012 to 46,458 in 2013 and further to 59,960 in 2014. The total number of our learning centers nationwide grew from 57 as of December 31, 2012 to 92 as of December 31, 2013 and to 118 as of December 31, 2014.

Our total student enrollment is affected by the continuing popularity of our existing courses and the number and popularity of new courses we offer. In 2014, our Java course remained the largest course in terms of revenues and number of student enrollments, with a total student enrollment of 21,610. Since 2012, we have developed and launched five new courses. Enrollment in our digital art course, launched in the first quarter of 2013, more than tripled from 5,003 in 2013 to 18,895 in 2014. Digital art has become our second largest course in terms of student enrollment for 2014. Our online sales and marketing course, launched in the fourth quarter of 2013, has become our third largest course in terms of student enrollment for 2014, enrolling 3,404 students. Enrollment in our iOS course, launched in the fourth quarter of 2012, nearly tripled from 627 in 2013 to 1,874 in 2014. We also launched our accounting course in October 2014, enrolling 247 students within first two months of launch. Expanding our course offerings and diversifying our sources of revenues help protect us from potential reduced student enrollments due to down-turns in certain industries or professions.

Our total student enrollment is also affected by our ability to maintain our cooperative relationships with financing service providers for student loans. A significant portion of our students enrolled in 2014 relied on loans provided or arranged by CreditEase, BOC CFC and BOB CFC to pay for our tuition fees. Historically, a significant portion of our students also relied on loans arranged by Chuanbang, a credit-sourcing company in China owned by Mr. Shaoyun Han, our chief executive officer. In 2014, 55% of our students took out loans provided or arranged by CreditEase, BOC CFC or BOB CFC to pay for our tuition fees. Our cooperative agreement with BOB CFC expired in February 2015, and we are in the process of renewing such agreement with BOB CFC. In Janurary 2015, we began to cooperate with Renrendai, a third-party person-to-person lending service provider, in arranging loans for our students to pay for our tuition fees. Chuanbang ceased offering financing services to our students enrolled since January 1, 2014.

Starting from 2011, Chuanbang began to offer person-to-person lending services to our students to help them pay for our tuition fees. In connection with the person-to-person lending services provided by Chuanbang, we serve as a guarantor of the loans taken out by students. We recognized US$70,245, US$90,490 and US$18,188 as guarantee fee revenue in 2012, 2013 and 2014, respectively. We have stopped providing guarantees for any new student loan arranged by Chuanbang since April 2013. We have not generated any interest income in connection with the person-to-person lending services provided by Chuanbang.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time and part-time classes, our standard tuition fees generally range from RMB16,800 (US$2,708) to RMB17,800 (US$2,869) per course. We increased our tuition fees for most of our full-time classes by approximately RMB1,000 (US$161) in 2012, further increased such tuition fees by RMB1,000 (US$161) in 2013 and again increased such tuition fees by RMB1,000 (US$161) in 2014. We also increased our tuition fees for part-time classes by RMB1,000 (US$161) to RMB3,000(US$483) per course in 2014. In March 2015, we increased tuition fees for selected courses by another RMB1,000 (US$161).

The actual tuition fees that we charge for our courses may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges. We generally offer a discount of approximately RMB4,000 (US$645) per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2014, we recruited approximately 18% of our students from these universities and colleges.

Our tuition fees are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also allow qualified students to pay our tuition fees within a period of time after graduation. We generally charge RMB1,000 (US$161) higher in tuition fees to students electing to pay in multiple payments within two months of enrollment and charge RMB3,000 (US$483) higher in tuition fees to students qualified and electing to pay in installments post graduation, as compared to students who elect to pay in full upfront.

Cost of Revenues

Our cost of revenues primarily consists of payroll and employee benefits for our instructors (as apportioned based on the amount of time that they devote to teaching), teaching assistants, career counselors and employer cooperation representatives, as well as rental payments for our learning centers, and to a lesser extent, depreciation relating to property and equipment used at our learning centers. The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(in thousands of US$, except percentages)
Personnel cost and welfare	6,560	11.5	11,109	12.0	14,409	10.6
Rental cost	5,112	9.0	8,668	9.3	11,263	8.3
Others	6,090	10.8	9,291	10.0	13,408	9.8

Total cost of revenues	17,762	31.3	29,068	31.3	39,080	28.7

Our cost of revenues is primarily affected by the number of our learning centers. We had a total of 57, 92 and 118 learning centers as of December 31, 2012, 2013 and 2014, respectively. Our cost of revenues as a percentage of net revenues was 31.3%, 31.3% and 28.7% in 2012, 2013 and 2014, respectively. We expect our cost of revenues to continue to increase as we plan to open more learning centers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(in thousands of US$, except percentages)
Selling and marketing expenses	16,875	29.7	30,252	32.6	42,562	31.2
General and administrative expenses	9,948	17.5	16,224	17.6	29,948	22.0
Research and development expenses	1,792	3.2	3,807	4.1	5,446	4.0

Total operating expenses	28,615	50.4	50,283	54.3	77,956	57.2

Our selling and marketing expenses primarily consist of compensation expenses relating to our personnel involved in selling and marketing, including our enrollment advisors and our university cooperation representatives based at our learning centers, advertising expenses relating to our marketing activities, and, to a lesser extent, rental expenses relating to our selling and marketing functions. We expect our selling and marketing expenses to increase as we further expand our business.

Our general and administrative expenses primarily consist of compensation expenses relating to our management and administrative personnel and bad debt allowance associated with our post-graduation tuition installment payment option for qualified students. To a lesser extent, our general and administrative expenses include share-based compensation and office expenses relating to administrative functions. We expect our general and administrative expenses to increase in the future on an absolute basis as our business grows and we incur costs related to complying with our reporting obligations as a public company under U.S. securities laws.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers.

Seasonality

Seasonal fluctuations have affected, and are likely to continue to affect, our business. Historically, we typically generate the highest net revenues in the third and fourth quarters because of the increased student enrollments during summer vacation. We generally generate less tuition fees in the first quarter of each year due to the Chinese New Year holiday. Our quarterly cost of revenue, selling and marketing expenses, general and administrative expenses and research and development expenses have generally been increasing in absolute amounts since 2012 as we expanded our network of learning centers, increased the number of our personnel and enhanced our marketing efforts.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2014.

China

Pursuant to the EIT Law and its Implementation Rules, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech qualified as a HNTE under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to 2014. Tarena Tech is in the process of renewing its HNTE certificate. Tarena Hangzhou was established in 2013 and qualified as a “newly established software enterprise”, which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero. Certain of our subsidiaries qualified as “Small Profit Enterprises” in 2012, 2013 and 2014, and therefore are subject to the preferential income tax rate of 20%. Subject to the approvals from the tax authorities in certain locations in the PRC, our subsidiaries and consolidated VIEs that are based in these locations are required to use the deemed profit method to determine their income tax. Under the deemed profit method, these subsidiaries are subject to income tax at 25% on its deemed profit which is calculated based on revenues less deemed expenses equal to 85% to 90% of revenues.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2014. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness is related to the lack of GAAP expertise to perform sufficient review in areas subject to significant estimates and judgements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting, as we and they will be required to do under the Section 404 of the Sarbenes-Oxley Act of 2002. Had we performed a complete assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our control deficiencies, we have adopted several measures to improve our internal control over financial reporting. We have engaged an external consulting firm to help us prepare for Section 404 compliance by documenting our processes and internal controls and benchmarking against industry best practices. In addition, we have (i) provided, and intend to continue to provide, on-going training to our accounting and operating personnel across different subsidiaries to improve their accounting knowledge; (ii) developed, and continue to update as needed, a more comprehensive manual on accounting policies and procedures; and (iii) reinforced the oversight and review procedure over high risk areas subject to significant estimates and judgements. We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act of 2002, which will take place in the fiscal year ending December 31, 2015 if certain conditions are met.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

We derive substantially all of our net revenues from tuition fees, a portion of which we allow qualified students to pay on installment for a period of time exceeding one year. When tuition services are sold on repayment terms that exceed one year beyond the point in time that revenue is recognized, the receivable, and therefore the revenue is recorded at the present value of the total payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual collection period using the effective interest rate method. The interest rate used to determine the present value of the total amount receivable is the rate at which students can obtain financing of a similar nature from other sources at the date of the transaction. Revenue is presented net of business tax and value added taxes at rates ranging between 3% and 6%, and surcharges.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our students to make payments according to their respective payment plans stipulated on the arrangement. We determine the allowance by analyzing students’ accounts that have known or potential collection issues and applying historical loss rates to the aging of the remaining balances of accounts receivable. In the event that we believe an account receivable will become uncollectible, we record an additional provision to increase the allowance for doubtful accounts.

Long-lived assets

Our long-lived assets include property and equipment. We depreciate our property and equipment using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment, including the salvage values, in order to determine the amount of depreciation expense to be recorded during each reporting period. We amortize leasehold improvements of our learning center facilities and offices over the shorter of the lease term or the estimated useful life of the assets. We estimate the useful lives of our other property and equipment at the time the assets are acquired based on historical experience with similar assets, as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may be shortened, which would result in the recognition of increased depreciation expense in future periods. There has been no change to the estimated useful lives or salvage values of our property and equipment in 2012, 2013 and 2014.

We evaluate property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We assess recoverability by comparing the carrying amount of a long-lived asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount exceeds the estimated fair value of the asset or asset group. We estimate the fair value of the asset or asset group based on the best information available, including prices for similar assets, and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset or asset group.

No impairment on our long-lived assets was recognized in 2012, 2013 and 2014.

Share-based Compensation

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the cost over the period the employee is required to provide service in exchange for the award, which is generally the vesting period. We have elected to recognize the compensation cost for an award with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

On September 22, 2008, we adopted the 2008 Plan, pursuant to which we can issue share options and other share-based awards to our key employees, directors and consultants to purchase up to 6,002,020 of our ordinary shares (being retroactively adjusted to reflect the effect of the share split). On November 28, 2012, we increased the number of our ordinary shares authorized for issuance under the 2008 Plan to 8,184,990. Share options issued before September 22, 2008 are also administered under the 2008 Plan.

In February 2014, we adopted the 2014 Plan, pursuant to which we were authorized to issue options, restricted shares and restricted share units to our qualified employees, directors and consultants. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year.

Share Options

Since January 1, 2004, our board of directors has granted the following options to our executive officers and employees:

	Number of Options	Exercise Price (US$)	Fair Value of Ordinary Shares (US$)
Grant date
Prior to January 1, 2012	7,117,020	0.058-1.00	0.04-0.83
January 1, 2013	2,029,386	1.83	3.75
September 16, 2013	488,424	1.83	5.69
February 20, 2014	1,805,784	1.83-4.36	8.60

In determining the estimated fair value of share options granted to executive officers and certain employees, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. We have followed the “Level B” recommendation, and established the fair value of our ordinary shares at the dates of grant using a retrospective valuation for valuation dates prior to September 2013 with the assistance of an independent valuation firm. We obtained a retrospective valuation instead of contemporaneous valuation for valuation dates prior to September 2013, because at that time, our financial and managerial resources were limited. The valuation as of September 16, 2013 and February 20, 2014 was prepared on contemporaneous basis. We are ultimately responsible for all the fair value measurements in relation to the options and ordinary shares.

In determining the fair value of our ordinary shares for the purpose of determining the fair value of the share options, we followed a two-step process. In the first step, the equity value of our company was determined by taking into consideration the income approach, or the discounted cash flow on DCF, method. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects. We therefore did not apply any weight for the market approach to arrive at the equity value of our company and only used the market approach to corroborate the valuation results based on the income approach.

In estimating the total equity value of our ordinary shares, we considered the DCF method, which incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected net revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The key assumptions used in developing the cash flow forecasts include: (i) compounded annualized growth rates of net revenue range from 19% to 52% for the forecasted period; (ii) gross margin forecast to improve with increasing economies of scale; and (iii) a terminal growth rate after the projection period.

The DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast to present value. WACC comprises a required rate of return on equity plus the current tax effected rate of return on debt, weighted by the relative percentages of equity and debt in the capital structure of comparable public companies whose business operations are similar to that of ours. The required rates of return on equity were based on an estimation of the market required rate of return for investing in business similar to ours, which were derived by using the capital asset pricing model, or CAPM. Under CAPM, the discount rate was determined with consideration of the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, the scale of our business and our ability in achieving forecasted projections.

The risks associated with achieving the forecasts were assessed in selecting the appropriate WACC, which had been determined to range from 16.5% to 30%. The determined WACC decreased from 30% as of 2004 to 16.5% as of February 20, 2014 due to decrease in uncertainties associated with our financial forecast as we achieved millstones, progressed to later stage of development and developed solid track records.

In estimating the fair value of our ordinary shares by the DCF method, our management does not think there would be disproportionate returns of cash flows to different shareholders. Therefore, neither control premium nor a lack of control discount was considered in our valuations.

We also applied a discount for lack of marketability, or DLOM, ranging from 5% to 35%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, including the following:

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which we will carry on our business;

•	there will be no major changes in the current tax laws in countries in which we operate and, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	the availability of financing will not be a constraint on the future growth of our operation;

•	we will retain and have competent management, key personnel, and technical staff to support our ongoing operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

In the second step, since our capital structure comprised convertible redeemable preferred shares and ordinary shares at each grant date, we allocated our equity value among each class of equity securities using the option-pricing method. The option-pricing method treats ordinary shares and preferred shares as call options on our company’s equity value and liquidation preference, redemption preference and conversion threshold of the preferred shares as exercise price of the call options.

The increase in the fair value of our ordinary shares from US$3.75 per share as of January 1, 2013 to US$5.69 per share as of September 16, 2013 was primarily attributable to the following factors:

•	We offered more courses at our learning centers in 2013. As a result of these offerings, we experienced rapid revenue and student growth in the nine-month period ended September 30, 2013. Our net revenues in the nine-month period ended September 30, 2013 were US$64.5 million, an increase of 64.5% from US$39.2 million in the nine-month period ended September 30, 2012. The number of learning centers increased from 57 as of December 31, 2012 to 86 as of September 30, 2013, and the number of student enrollments increased from 31,340 in 2012 to 33,289 in the nine months ended September 30, 2013, respectively. In view of the above, we adjusted our estimated earning upwards when we prepared financial forecast for valuation as of September 16, 2013, and lowered the discount rate used in valuation from 19.5% as of January 1, 2013 to 17.5% as of September 16, 2013.

•	As we progressed towards an initial public offering, or IPO, leading time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of January 1, 2013 to 15% as of September 16, 2013. We also increased our estimated probability of IPO from 50% to 60%. As preferred shares would be automatically converted into ordinary shares upon IPO, the increase in estimated probability of IPO results in allocation of a higher portion of our business enterprise value to ordinary shares.

The increase in the fair value of our ordinary shares from US$5.69 per share as of September 16, 2013 to US$8.60 per share as of February 20, 2014 was primarily attributable to the following factors:

•	We adjusted our projections upward when preparing our financial forecast to determine the fair value of our ordinary shares as of February 20, 2014 based on the following operational improvements:

(i)	we expanded our new digital arts course offering nationally in the last quarter of 2013;

(ii)	we launched a new online sales and marketing course in November 2013; and

(iii)	in February 2014, we implemented a new pricing strategy resulting in an overall increase in tuition fees.

•	We made the first confidential submission of the draft registration statement on Form F-1 in respect of the proposed IPO in November 2013, increasing the probability of a successful IPO. This resulted in a decrease of the DLOM from 15% as of September 16, 2013 to 5% as of February 20, 2014. Furthermore, we increased the estimated probability of a successful IPO from 60% as of September 16, 2013 to 90% as of February 20, 2014. Because our preferred shares will be automatically converted into ordinary shares upon the IPO, the increase in the estimated probability of the IPO resulted in the allocation of a higher portion of our business enterprise value to our ordinary shares.

•	The determined weighted average cost of capital decreased from 17.5% as of September 16, 2013 to 16.5% as of February 20, 2014 to reflect the decrease in uncertainties associated with our financial forecast, since we achieved our milestones, progressed to later stage of development and maintained a solid track record.

In determining the fair value of share options granted to executive officers and certain employees, we have used the binomial option pricing model. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares and the expected volatility of the price of the underlying shares for the contract term of the options, are required in order to determine the fair value of the options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Options Granted In
	2011	2012	2013	2014
Expected volatility	45-46%	—	52%	52%
Expected dividends yield	0%	—	0%	0%
Exercise multiple	2.2	—	2.2	2.2
Risk-free interest rate per annum	3.89%-3.93%	—	2.27%-3.38%	3.81%
Estimated fair value of underlying ordinary shares (per share)	US$0.63-0.83	—	US$3.75-5.69	US$8.60

For the purpose of determining the estimated fair value of our share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions since we are a privately held company when we granted these share options.

Since we did not have a trading history at the time the share options were granted and we did not have sufficient share price history to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public traded companies engaged in the similar industry.

Income taxes

The realization of the future tax benefits of deferred income tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized and any tax planning strategies. In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. All available evidence must be considered in determining the realizability of the deferred income tax assets. Such evidence includes, but is not limited to, the financial performance of subsidiaries and consolidated VIEs, the market environment in which these entities operate, the utilization of past tax credits, and the length of relevant carryforward periods. Sufficient negative evidence, such as a cumulative net loss during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred income tax assets. In view of cumulative losses sustained by our PRC subsidiaries and consolidated VIEs, valuation allowances of US$0.73 million, US$0.60 million and US$2.35 million were provided as of December 31, 2012, 2013 and 2014, respectively. If, in the future, taxable incomes are available for each tax-paying component, the valuation allowances against our deferred income tax assets may be adjusted.

In order to assess uncertain tax positions, we adopt a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appreals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. The unrecognized tax benefits were US$1.7 million, US$3.1 million and US$6.0 million as of December 31, 2012, 2013 and 2014, respectively. No interest and penalty expenses were recorded for the years ended December 31, 2012, 2013 and 2014.

Recently Issued Accounting Policies

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 change the requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. As a result, the Company expects to report fewer discontinued operations under the new standard than would otherwise be reported under previous requirements. The new standard is effective for any disposals of components of the Company in annual reporting periods beginning after December 15, 2014. The Company will implement the provisions of ASU 2014-08 as of January 1, 2015.

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Company will implement the provisions of ASU 2014-09 as of January 1, 2018. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues
	(in thousands of US$, except percentages)
Net revenues	56,820	100.0	92,834	100.0	136,204	100.0
Cost of revenues(1)	(17,762)	(31.3)	(29,068)	(31.3)	(39,080)	(28.7)

Gross profit	39,058	68.7	63,766	68.7	97,124	71.3
Operating expenses(1):
Selling and marketing	(16,875)	(29.7)	(30,252)	(32.6)	(42,562)	(31.2)
General and administrative	(9,948)	(17.5)	(16,224)	(17.6)	(29,948)	(22.0)
Research and development	(1,792)	(3.2)	(3,807)	(4.1)	(5,446)	(4.0)

Operating income	10,443	18.3	13,483	14.4	19,168	14.1
Interest income	1,165	2.1	1,541	1.7	4,360	3.2
Interest expense	(6)	—	—	—	—	—
Foreign exchange gain	—	—	—	—	1,197	0.9
Other income	169	0.3	1,294	1.4	2,371	1.7

Income before income taxes	11,771	20.7	16,318	17.5	27,096	19.9
Income tax expense	(2,219)	(3.9)	(2,271)	(2.4)	(2,405)	(1.8)

Net income	9,552	16.8	14,047	15.1	24,691	18.1

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2012	2013	2014
	(in thousands US$)
Cost of revenues	—	17	57
Selling and marketing expenses	1	45	169
General and administrative expenses	125	654	3,627
Research and development expenses	3	48	210

The Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Net revenues

Our net revenues increased by 46.7% from US$92.8 million in 2013 to US136.2 million in 2014. This increase was primarily due to increased student enrollments and higher average revenue per student. The number of total student enrollments grew by 29.1% from 46,458 in 2013 to 59,960 in 2014. The number of our student enrollments is primarily driven by the number and popularity of our course offerings. We experienced significant increase in student enrollment for our new courses in the past few years, such as digital art, online sales and marketing, and iOS. The number of our learning centers increased from 92 as of December 31, 2013 to 118 as of December 31, 2014 to cater to the increased demand for our courses. The increase in our average revenue per student was primarily a result of our tuition fees increase in 2014 and the decrease in the percentage of our students recruited through our network of cooperative universities and colleges. In 2014, we raised the standard tuition fees on most of our courses by RMB1,000 (US$161) per course. We generally offer a discount of approximately RMB4,000 (US$645) per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2014, the percentage of our students recruited from our network of cooperative universities and colleges was approximately 18%, as compared with 23% in 2013.

Cost of Revenues

Our cost of revenues increased by 34.4% from US$29.1 million in 2013 to US$39.1 million in 2014. This increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers, higher rental cost resulting from increased number of learning centers and expansion of existing learning centers, as well as higher depreciation expenses for our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 1,179 as of December 31, 2013 to 1,378 as of December 31, 2014. The number of our learning centers increased from 92 as of December 31, 2013 to 118 as of December 31, 2014.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 52.3% from US$63.8 million in 2013 to US$97.1 million in 2014. Our gross profit margin increased from 68.7% in 2013 to 71.3% in 2014. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Our overall center utilization rate in 2014 increased to 71% from 66% in 2013.

Operating Expenses

Our operating expenses increased by 55.0% from US$50.3 million in 2013 to US$78.0 million in 2014 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 40.7% from US$30.3 million in 2013 to US$42.6 million in 2014. This increase was partially due to increased personnel cost and welfare expenses related to growth in our selling and marketing headcount from 1,321 as of December 31, 2013 to 1,773 as of December 31, 2014. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from US$12.9 million in 2013 to US$19.1 million in 2014. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from US$11.6 million in 2013 to US$16.7 million in 2014, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses.

Our general and administrative expenses increased by 84.6% from US$16.2 million in 2013 to US$29.9 million in 2014 primarily due to higher personnel costs and welfare expenses for our increased headcount of general and administrative personnel, from 591 as of December 31, 2013 to 742 as of December 31, 2014 to support our growing operations, higher bad debt allowance associated with our post-graduation tuition installment payment option for qualified students enrolled between 2010 and 2012 and higher share-based compensation expenses, which increased from US$0.7 million in 2013 to US$3.6 million in 2014.

Research and Development Expenses.

Our research and development expenses increased by 43.0% from US$3.8 million in 2013 to US$5.4 million in 2014 primarily due to increased personnel costs and welfare expenses of our instructors allocated to their content development activities for our new courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Interest Income

Our interest income increased from US$1.5 million in 2013 to US$4.4 million in 2014. Our interest income in both periods consisted of interest earned on our cash and time deposits deposited in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in interest income was primarily due to higher deposits resulting from our initial public offering and concurrent private placement in April 2014.

Income Tax Expense

Our income tax expense increased by 5.9% from US$2.3 million in 2013 to US$2.4 million in 2014. The increase was mainly due to higher taxable income, largely offset by a decrease in the effective income tax rate to 8.9% in 2014 from 13.9% in 2013. The decrease in our effective income tax rate is primarily due to the significant profits generated in one of our PRC subsidiaries, Tarena Hangzhou, which is entitled to the full income tax exemption during the year ended December 31, 2014.

The effective income tax rate of 13.9% in 2013 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, and (ii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

The effective income tax rate of 8.9% in 2014 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the preferential income tax rate of 0% enjoyed by Tarena Hangzhou and (iii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

Net Income

As a result of the foregoing, our net income increased by 75.8% from US$14.0 million in 2013 to US$24.7 million in 2014.

The Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net revenues

Our net revenues increased by 63.4% from US$56.8 million in 2012 to US$92.8 million in 2013. This increase was primarily due to new student enrollments. The number of total student enrollments grew by 48.2% from 31,340 in 2012 to 46,458 in 2013. The number of our student enrollments is primarily driven by the number and popularity of our course offerings. While our existing courses continued to attract increased student enrollments, we launched three new courses in 2013. For example, we launched our digital art course in February 2013, which enrolled 5,003 students in 2013. The number of our learning centers increased from 57 as of December 31, 2012 to 92 as of December 31, 2013 to cater to the increased demand for our courses. To a lesser degree, our net revenues increase was also attributable to the increase of our tuition fees. In 2013, we raised the standard tuition fees on most of our courses by RMB1,000 (US$165) per course.

Cost of Revenues

Our cost of revenues increased by 63.7% from US$17.8 million in 2012 to US$29.1 million in 2013. This increase was primarily due to higher compensation expenses resulting from increased number of teaching and advisory staff at our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 921 as of December 31, 2012 to 1,179 as of December 31, 2013. The increase in cost of revenues was also attributable to increased rental payments for our learning centers. The number of our learning centers increased from 57 as of December 31, 2012 to 92 as of December 31, 2013.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 63.3% from US$39.1 million in 2012 to US$63.8 million in 2013. Our gross profit margin was 68.7% in each of 2012 and 2013.

Operating Expenses

Our operating expenses increased by 75.7% from US$28.6 million in 2012 to US$50.3 million in 2013 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 79.3% from US$16.9 million in 2012 to US$30.3 million in 2013. This increase was partially due to increased personnel cost and welfare expenses related to growth in our selling and marketing headcount from 959 as of December 31, 2012 to 1,321 as of December 31, 2013. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from US$6.2 million in 2012 to US$12.9 million in 2013. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from US$5.9 million in 2012 to US$11.6 million in 2013, primarily as a result of increased spending on search engine advertising as we expand our network of learning centers.

General and Administrative Expenses.

Our general and administrative expenses increased by 63.1% from US$9.9 million in 2012 to US$16.2 million in 2013 primarily due to increased headcount to support our growing operations from 456 as of December 31, 2012 to 591 as of December 31, 2013 and higher office expenses and office rental payments.

Research and Development Expenses.

Our research and development expenses increased by 112.5% from US$1.8 million in 2012 to US$3.8 million in 2013 primarily due to increased compensation expenses of our instructors allocated to their content development activities for our new courses.

Interest Income

Our interest income increased from US$1.2 million in 2012 to US$1.5 million in 2013. Our interest income in both periods consisted of interest earned on our cash and time deposits deposited in commercial banks and interest income recognized in relation to our installment payment plan for students.

Income Tax Expense

Our income tax expense increased from US$2.2 million in 2012 to US$2.3 million in 2013 due to the increase in our taxable income, partially offset by a decrease in our effective income tax rate. The decrease in our effective income tax rate is primarily due to the effect of the higher proportion of taxable income generated by Tarena Tech which enjoys preferential income tax rate of 15%.

The effective income tax rate of 19% in 2012 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the deemed profit method in determining income tax used by certain of our subsidiaries and consolidated VIEs, and (iii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

The effective income tax rate of 13.9% in 2013 was lower than the statutory income tax rate of 25% primarily because of the effect of the abovementioned Tarena Tech’s preferential income tax rate and the effect of research and development expenses bonus deduction allowed under PRC tax regulations.

Net Income

As a result of the foregoing, our net income increased from US$9.6 million in 2012 to US$14.0 million in 2013.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. As of December 31, 2014, we had US$166.8 million in cash, cash equivalents and time deposits and we had no bank borrowings. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash of our consolidated VIEs, in the amount of US$0.2 million as of December 31, 2014, can be used only to settle obligations of our consolidated VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased, while the time deposits that mature over one year as of the balance sheet date are included in non-current assets.

We believe that our current cash, cash equivalents and time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See Cash, cash equivalents and time deposits under Note 2(d) to our audited consolidated financial statements included in this annual report for information regarding the the currencies in which cash, cash equivalents and time deposits were held as of December 31, 2014.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	(US$ in thousands)
Net cash provided by operating activities	7,444	29,706	28,460
Net cash used in investing activities	(7,915)	(19,537)	(119,459)
Net cash provided by (used in) financing activities	(227)	(591)	106,472
Net increase (decrease) in cash and cash equivalents	(653)	9,942	16,521
Cash and cash equivalents at the beginning of the year	16,850	16,197	26,139
Cash and cash equivalents at end of the year	16,197	26,139	42,660

Operating Activities

Net cash provided by operating activities decreased to US$28.5 million in 2014 from US$29.7 million in 2013, primarily due to an increase of approximately US$26 million in cash operating expenditures in 2014, which were partially offset by an increase of approximately US$24 million in cash collected from our students and a decrease of approximately US$1 million in income tax payment in 2014.

Net cash provided by operating activities increased to US$29.7 million in 2013 from US$7.4 million in 2012, primarily due to an increase of approximately US$48 million in cash collected from our students in 2013, which were partially offset by an increase of approximately US$25 million in cash operating expenditures and an increase of approximately US$1 million in income tax payment in 2013.

Net cash provided by operating activities was US$7.4 million in 2012 compared with net cash used in operating activities of US$1.0 million in 2011, primarily due to an increase of approximately US$28 million in cash collected from our students in 2012, which were partially offset by an increase of approximately US$20 million in cash operating expenditures and an increase of approximately US$1 million in income tax payment in 2012.

Investing Activities

We lease all of our facilities. Our cash used in investing activities is primarily related to leasehold improvements, purchase of property and equipment, and investments in time deposits and short-term financial products.

Net cash used in investing activities was US$119.5 million in 2014, consisting of purchases of property and equipment, including computers and servers, of approximately US$8 million in connection with the expansion of our network of learning centers; purchase of time deposits of approximately US$115 million; purchase of short-term investment in the amount of approximately US$101 million; and partially offset by the maturity of short-term investment of approximately US$101 million, and maturity of time deposits of approximately US$4 million.

Net cash used in investing activities was US$19.5 million in 2013, consisting of purchases of property and equipment, including computers and servers, of approximately US$9 million in connection with the expansion of our network of learning centers; purchase of time deposits of approximately US$17 million; purchase of short-term investment in the amount of approximately US$11 million; and partially offset by the maturity of short-term investment of approximately US$11 million, maturity of time deposits of approximately US$6 million, and proceeds from repayment of housing loans from employees in the amount of approximately US$1 million.

Net cash used in investing activities was US$7.9 million in 2012, consisting of purchases of property and equipment, including computers and servers, of approximately US$7 million in connection with the expansion of our network of learning centers, purchase of time deposits of approximately US$1 million and issuance of housing loans to employees in the amount of approximately US$1 million, partially offset by the maturity of time deposits in the amount of approximately US$1 million. Our loans to employees were aimed at helping them finance their purchase of apartments. Our loans issued to our employees in 2012 have been collected as of December 31, 2013.

Financing Activities

Net cash provided by financing activities in 2014 was US$106.5 million, which was primarily attributable to the gross proceeds from our initial public offering of approximately US$96.2 million, payment of costs related to our initial public offering in the amount of US$3.5 million and net proceeds from our concurrent private placement of US$13.5 million in April.

Net cash used in financing activities in 2013 was US$0.6 million, which was primarily attributable to the payment of costs related to our initial public offering in the amount of US$0.5 million.

Net cash used in financing activities in 2012 was US$0.2 million.

Capital Expenditures

Our capital expenditures are primarily related to leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were US$7.2 million, US$9.1 million and US$8.0 million in 2012, 2013 and 2014, respectively. We intend to continue to lease facilities for our learning centers in order to allocate our capital resources cost-efficiently. We may make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We expect our capital expenditures will continue to be significant for the near future as we continue to expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents and time deposits and anticipated cash flow from operations.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2014, we had US$5.1 million in statutory surplus reserves that are not distributable as cash dividends. Our PRC subsidiaries have not historically paid any dividends to our offshore entities from their accumulated profits. However, we do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are only required to set aside an additional US$15.6 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2014, we had US$1.1 million in statutory development fund that are not distributable as cash dividends.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS and the various services that we provide to our students. We manage our lecture delivery system and TTS using a combination of commercially available software, hardware systems and proprietary technology. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

We have developed our CRM software in-house to manage our student and corporate employer information, as well as to integrate our key administrative functions. We rely on our internal IT resources to upgrade the CRM system as needed.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were US$1.8 million, US$3.8 million and US$5.4 million in 2012, 2013 and 2014, respectively.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with senior executive officers and most other employees, to protect our intellectual property rights. In addition, we require certain of our senior executive officers and other employees to enter into agreements with us under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment with us, pursuant to job assignments or using our materials and technology, or during the one year after their employment that relates to their employment with us, are our property and they should assign the same to us if we so require. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2014, we had registered 202 domain names relating to our business, including our www.tarena.com.cn, www.it211.com.cn, TMOOC.cn and jobshow.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech holds 20 registered software copyrights, two trademarks and 200 registered domain names including www.tarena.com.cn. Beijing Tarena holds two domain names, namely www.it211.com.cn and TMOOC.cn.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

Starting from 2011, Chuanbang, a credit-sourcing company in China owned by Mr. Shaoyun Han, our chief executive officer, began to offer person-to-person lending services to our students to help them pay for our tuition fees. Under the person-to-person lending service, we serve as the guarantor of the loans taken out by students. Starting from April 2013, we had stopped providing guarantees for any new student loans arranged by Chuanbang. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Shareholders and Affiliates—Transactions with Chuanbang.” As of December 31, 2012, 2013 and 2014, our maximum exposure to guarantees of student loans obtained through Chuanbang was US$7.4 million, US$4.4 million and US$0.2 million, respectively.

Other than the above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment due by December 31,
	Total	2015	2016	2017	2018	2019	2020 and thereafter
	(in thousands of US$)
Operating lease commitments(1)	38,185	12,398	8,770	6,259	3,623	2,332	4,803

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our expectations regarding demand for and market acceptance of our courses;

•	our ability to retain and increase our student enrollments;

•	our ability to maintain and increase the utilization rate of our learning centers;

•	our ability to offer new courses in existing and new subject areas;

•	our ability to maintain and increase the tuition fees of our courses;

•	our ability to deepen and expand our corporate employer relationships;

•	our ability to maintain our relationships with universities and colleges;

•	our future business development, results of operations and financial condition;

•	the expected growth of, and trends in, the markets for our services in China;

•	relevant government policies and regulations relating to our corporate structure, business and industry; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	44	Founder, chairman and chief executive officer
Jianguang Li	50	Director
Yongji Sun	50	Independent director
Xiaosong Zhang	51	Independent director
Ya-Qin Zhang	49	Independent director
Suhai Ji	38	Chief financial officer
Ying Sun	38	Vice president
Yi Li	39	Vice president
Yinan Qi	36	Vice president
Jiangyou Wang	37	Vice president
Xiaolan Tang	35	General manager

Shaoyun Han is our founder and has served as chairman of our board of directors and chief executive officer since our inception. Before founding Tarena in September 2002, Mr. Han was deputy chief engineer and director of the software division of AsiaInfo-Linkage between 1995 and 2002, responsible for software research and development and corporate management. Mr. Han received a bachelor’s degree in computer application from Jilin University in China.

Jianguang Li is our director. Mr. Li has served as our director since January 2004. Mr. Li has been a partner of IDG Capital Partners since March 2006, responsible for providing venture capital and private equity investment-related advice. Between 1999 and 2006, Mr. Li served as a vice-president of IDG Technology Venture Investment Inc. Prior to joining IDG in 1999, Mr. Li worked in Crosby Assets Management Limited as an investment manager. Mr. Li received a bachelor’s degree in management from Peking University and a master’s of science degree from the University of Guelph.

Yongji Sun has served as our independent director since April 2014. Mr. Sun currently serves as the chairman of Dilato Infotech Inc. Between 2011 and 2014, Mr. Sun served as the chief executive officer of Shangxue Education Technology Inc. Between 2005 and 2011, Mr. Sun served as executive vice president of special projects and strategic relationships at HiSoft Technology International Ltd., or HiSoft . Prior to joining HiSoft in November 2005, Mr. Sun founded Beijing Tianhai Hongye International Software Co., Ltd. (Ensemble) in 2002 and served as its chief executive officer from 2003 to 2005. He founded and served as chief executive officer of Newland Network Co. from 2000 to 2002. He founded Lotus China in 1993 and served as the head of the research and development center until 1998. Mr. Sun received a bachelor’s degree from North Eastern Machinery Institute in 1985, a master’s degree in Computer Science from Nanjing Aerospace & Aeronautic University in 1988, and received a master of business administration from Babson College in 2000.

Xiaosong Zhang has served as our independent director since April 2014. Mr. Zhang currently serves as the chief financial officer of Momo Inc., a NASDAQ-listed company. Mr. Zhang served as an independent director and chairman of the audit committee of Sungy Mobile Limited, a NASDAQ-listed mobile internet company, between November 2013 and July 2014. Mr. Zhang served as the chief financial officer of iSoftStone Holdings Limited, a NYSE-listed company, between July 2010 and April 2014, and was an independent director of iSoftStone between February 2010 and July 2010. Prior to joining iSoftStone, Mr. Zhang served as chief financial officer of BJB Career Education Company Limited from 2009 to June 2010, as chief financial officer of Emarket Holding Group, Ltd. from 2008 to 2009, as chief financial officer of Chinacars, Inc. from 2007 to 2008 and as chief financial officer of Vimicro International Corporation, a NASDAQ-listed company, from 2004 to 2007. From 2000 to 2004, Mr. Zhang was a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang received his master degree in accountancy from University of Illinois, his master degree in professional meteorology from Saint Louis University, and his bachelor degree in meteorology from Peking University. Mr. Zhang is a Certified Public Accountant in the State of California.

Mr. Ya-Qin Zhang has served as our independent director since April 2014. Mr. Zhang has served as president of Baidu, Inc., a NASDAQ-listed company, since September 2014. Mr. Zhang has served as a director of ChinaCache International Holdings Ltd., a NASDAQ-listed company, since September 2010. Mr. Zhang served as an independent director and member of the audit committee of Autohome Inc., a NYSE-listed company, between December 2013 and January 2015. Mr. Zhang served as the chairman of Microsoft Asia-Pacific R&D Group between 2005 and September 2014 and was in charge of the research and development of Microsoft Corporation in the Asia-Pacific region. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. From 2009 to 2012, Mr. Zhang served as an independent director of China Real Estate Information Corporation, a provider of real estate information, consulting and online services in China. Mr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China and a Ph.D. in electrical engineering from George Washington University.

Suhai Ji is our chief financial officer. Mr. Ji has served as our chief financial officer since September 2013. From November 2010 to September 2013, Mr. Ji served as the chief financial officer of NQ Mobile Inc., a NYSE-listed company. From June 2009 to November 2010, Mr. Ji was a director in the NYSE Beijing Representative Office where he was responsible for NYSE’s business development in China. From 2005 to 2009, Mr. Ji worked as an associate and vice president in investment banking at Deutsche Bank AG, Hong Kong Branch. Prior to that, Mr. Ji was a management consultant at A.T. Kearney Beijing Office from 2003 to 2005. Mr. Ji received a bachelor’s degree in economics and a master’s degree in international economics and finance from Brandeis University, as well as an MBA degree in finance from Columbia Business School.

Ying Sun is our vice president. Ms. Sun has served as our vice president since December 2009, responsible for our nation-wide operations. Ms. Sun joined us in June 2005 as the general manager of our Beijing learning centers. Between 2007 and 2009, she was the general manager of our northern region. From 1999 to 2005, Ms. Sun worked in Gloria Hotels and Resorts, serving in various sales and human resources-related roles. Ms. Sun received a bachelor’s degree in tourism economics management from Dongbei University of Finance and Economics in China. Ms. Sun is the spouse of Mr. Shaoyun Han.

Yi Li is our vice president. Mr. Li has served as our vice president since January 2012, responsible for our teaching and research efforts. Mr. Li joined us in November 2008, serving as our director of teaching between 2008 and 2012. Prior to joining us, Mr. Li was a senior teacher and later a general supervisor of the Java training course at Oriental Standard between 2005 and 2008. From 2004 to 2005, Mr. Li was a senior development engineer at IBM China R&D center. Mr. Li received a bachelor’s degree in Automation from the Institute of Technology of Taiyuan and a master’s degree in software engineering from Beihang University.

Yinan Qi is our vice president. Mr. Qi has served as our vice president since September 2013, responsible for student recruitment through retail channels. Mr. Qi served as our general manager of northern region between 2010 and 2015, responsible for our operations in Northern China. Mr. Qi joined us in March 2007, previously serving in roles including the deputy general manager of northern region, deputy general manager of our Beijing learning centers and director of our Hangzhou learning center. Prior to joining us, Mr. Qi served as the general manager of the Beihang campus of GAMFE between 2005 and 2006 and as director of technology at Zhonghe Wangxun (Beijing) Information Technology Co., Ltd. between 2002 and 2005. Mr. Qi received a bachelor’s degree in optoelectronic technology from China Jiliang University and a master’s degree in multimedia technologies from the University of Science and Technology Beijing.

Jiangyou Wang is our vice president. Mr. Wang has served as our vice president since February 2015, responsible for our cooperation with universities and colleges. Mr. Wang served as our general manager of southern region between January 2010 and February 2015, responsible for our operations in Southern China. Mr. Wang joined us in March 2008 as the director of our Hangzhou learning center before being promoted to his current position. Between 2007 and 2008, Mr. Wang founded Hangzhou Daowei Information Technology Co., Ltd., an IT operating services provider. Between 2006 and 2007, Mr. Wang co-founded Hangzhou Beiteng Technology Co., Ltd., a business simulation and course content provider. Between 2005 and 2006, Mr. Wang served as general manager of Talking Street English School in Ningbo. Between 2001 and 2004, Mr. Wang worked in Hangzhou New Grand Software Co., Ltd. as a regional sales director and general manager of the Ningbo branch. Mr. Wang received an associate’s degree in sales and marketing management from Zhejiang Industrial & Commercial University.

Xiaolan Tang is our general manager of operations, and he has served in such role since 2015. Mr. Tang served as our general manager of central and western region between 2011 and 2015, responsible for our operations in central and western China. Mr. Tang joined us in October 2007, serving as marketing director of our Beijing branch, marketing director of the northern region and vice-general manager of northern region before being promoted to his current position. From 2006 to 2007, Mr. Tang worked as the director of marketing at Beijing Blue Point Technology Co., Ltd. From 2002 to 2006, Mr. Tang served as executive assistant to the general manager and training school headmaster of Jilin Education Technology Co., Ltd. Mr. Li received a bachelor’s degree in management from Jilin University.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately US$776 thousand in cash to our executive officers, and we paid an aggregate of US$29 thousand in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as a principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

The 2008 Plan

We have adopted the 2008 Plan in September 2008. The purpose of the 2008 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected directors, officers, employees and consultants and to promote the success of Tarena’s business by offering these individuals an opportunity to acquire a proprietary interest in Tarena.

Under the 2008 Plan, the maximum aggregate number of shares which may be issued is 8,184,990. As of February 28, 2015, options to purchase 6,267,635 Class A ordinary shares are issued and outstanding, and there are 130,906 Class A ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

Options to purchase a total of 3,815,000 Class A ordinary shares were granted prior to our adoption of the 2008 Plan. Such options were ratified by our board and included in the 2008 Plan.

The following paragraphs summarize the terms of the 2008 Plan.

Types of Awards. The 2008 Plan permits the awards of options, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares.

Plan Administration. Our board of directors or a committee appointed by our board will administer the 2008 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant, among other things.

Award Agreement. Awards granted under the 2008 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award and the provisions applicable in the event of the grantee’s employment or service terminates.

Eligibility. We may grant awards to our employees, directors and consultants of our company, as well as trusts or companies established in connection with any of our employee benefit plan for the benefit of our employees, directors or consultants.

Acceleration. The plan administrator may accelerate the vesting or exercisability of an option or lapsing of a repurchase or redemption right to which restricted shares may be subject.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or applicable laws of descent and distribution or pursuant to a qualified domestic relations order and by trusts or companies established in connection with any of our employee benefit plan for the benefit of an employee, director or consultant, except as otherwise provided by the plan administrator.

Termination of Employment or Service. In the event that a grantee ceases employment with us or ceases to provide services to us, any vested options will generally terminate after a period of time following the termination of employment if the grantee does not exercise the options during this period.

Restrictions on Issue of Shares. Options granted under the 2008 Plan can only be exercised and ordinary shares can only be issued upon the occurrence of (i) the consummation of a qualified initial public offering, (ii) the consummation of a liquidation event or (iii) the expiry of the five year period commencing from the grant date.

Termination of the 2008 Plan. Unless terminated earlier, the 2008 Plan will terminate automatically in 2018. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval if required by applicable law.

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to our 2014 Plan was 1,210,250 as of January 1, 2015 As of February 28, 2015, options to purchase 1,754,784 Class A ordinary shares are issued and outstanding under the 2014 Plan, and 29,724 restricted shares were granted under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

Types of Awards. The 2014 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2014 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, consultants or directors. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control. If a change in control, liquidation or dissolution of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Exercise Price of Options. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of February 28, 2015, the outstanding options granted to our directors and executive officers under our share plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	600,000	0.158	January 1, 2008	December 31, 2017
	1,523,020	1.000	August 26, 2011	August 25, 2021
	1,326,980	1.830	January 1, 2013	December 31, 2022
	*	4.360	February 20, 2014	December 31, 2022
	916,848	1.830	February 20, 2014	February 19, 2024
Jianguang Li	*	0.058	January 1, 2004	December 31, 2013
Yongji Sun	—

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaosong Zhang	—
Ya-Qin Zhang	—
Suhai Ji	*	1.830	September 16, 2013	September 15, 2023
	*	1.830	February 20, 2014	December 31, 2022
Ying Sun	*	0.058	September 1, 2005	August 31, 2015
	*	0.058	February 20, 2007	January 31, 2017
	*	1.830	January 1, 2013	December 31, 2022
	*	4.360	February 20, 2014	February 1, 2017
Yi Li	*	0.890	March 1, 2009	February 28, 2019
	*	1.830	January 1, 2013	December 31, 2022
	*	4.360	February 20, 2014	December 31, 2022
Yinan Qi	*	0.890	June 1, 2009	May 31, 2019
	*	1.830	January 1, 2013	December 31, 2022
	*	4.360	February 20, 2014	December 31, 2022
Jiangyou Wang	*	0.890	June 1, 2009	May 31, 2019
	*	1.830	January 1, 2013	December 31, 2022
	*	4.360	February 20, 2014	December 31, 2022
Xiaolan Tang	*	0.890	June 1, 2009	May 31, 2019
	*	1.830	January 1, 2013	December 31, 2022
	*	4.360	February 20, 2014	January 1, 2017
Total	5,970,028

*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares as of February 28, 2015.

The following table summarizes, as of February 28, 2015, the outstanding restricted shares we granted to our directors and executive officers under the 2014 Plan.

Name	Number of Class A Ordinary Shares Underlying Restricted Shares	Date of Grant
Shaoyun Han	—
Jianguang Li	—
Yongji Sun	*	April 3, 2014
Xiaosong Zhang	*	April 3, 2014
Ya-Qin Zhang	*	April 3, 2014
Suhai Ji	—
Ying Sun	—
Yi Li	—
Yinan Qi	—
Jiangyou Wang	—
Xiaolan Tang	—

Total	27,780

*	Less than 1% of our total outstanding shares as of February 28, 2015.

As of February 28, 2015, other individuals as a group hold outstanding options to purchase a total of 2,052,391 Class A ordinary shares of our company, with exercise prices ranging from US$0.058 to US$4.360 per share, as well as 1,944 restricted shares of our company.

C.	Board Practices

Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company. Subject to the rules of the NASDAQ Global Select Market and disqualificiation by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The board may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There is no age limit requirement for directors. The service agreements between us and the directors do not provide benefits upon termination of their services.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Xiaosong Zhang, Yongji Sun and Ya-Qin Zhang and is chaired by Mr. Xiaosong Zhang. Each member of our audit committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have determined that Mr. Xiaosong Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Messrs. Ya-Qin Zhang, Yongji Sun and Xiaosong Zhang, and is chaired by Ya-Qin Zhang. Each member of our compensation committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Yongji Sun, Xiaosong Zhang and Ya-Qin Zhang, and is chaired by Mr. Yongji Sun. Each member of our nominating and corporate governance committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be of unsound mind.

D.	Employees

We have dual headquartered in Beijing and Hangzhou, where our instructors, software engineers and certain general and administrative staff are based. We have divided our national network of learning centers into three regions, namely northern region, southern region, and central and western region, and we have regional offices that are responsible for managing the daily operations of learning centers located within each territory.

We had a total of 2,352, 3,104 and 3,904 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 366 employees in Beijing, 235 employees in Hangzhou and 3,303 employees in other areas within China. The following table sets forth the number of our employees, categorized by function, as of December 31, 2014:

Functions	Number of Employees
Teaching and content development	994
Selling and marketing	1,773
Career development	231
Employer cooperation	164
General and administration	742

Total	3,904

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2015 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 52,445,782 ordinary shares outstanding as of February 28, 2015, comprising of 23,712,758 Class A ordinary shares and 28,733,024 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as- converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Shaoyun Han(1)	4,419,264	9,800,498	14,219,762	25.7	32.6
Jianguang Li(2)	*	—	*	*	*
Yongji Sun(3)	*	—	*	*	*
Xiaosong Zhang(4)	*	—	*	*	*
Ya-Qin Zhang(5)	*	—	*	*	*
Suhai Ji	*	—	*	*	*
Ying Sun(6)	4,419,264	9,800,498	14,219,762	25.7	32.6
Yinan Qi	*	—	*	*	*
Yi Li	*	—	*	*	*
Jiangyou Wang	—	—	—	*	*
Xiaolan Tang	*	—	*	*	*
All directors and executive officers as a group	5,106,639	9,800,498	14,907,137	26.6	32.8

Principal and Selling Shareholders:
Goldman Sachs funds(7)	—	10,914,852	10,914,852	20.8	35.1
IDG funds(8)	—	6,737,674	6,737,674	12.8	21.7
Learningon Limited(9)	1,500,000	6,060,000	7,560,000	14.4	20.0
Connion Capital Limited(10)	2,439,014	2,594,439	5,033,453	9.2	9.1

Notes:

*	Less than 1%.
**	Except for Mr. Jianguang Li, Mr. Yongji Sun, Mr. Xiaosong Zhang and Mr. Ya-Qin Zhang, the business address of our directors and executive officers is Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, 100098, PRC.
†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(1)	Represents (i) 6,060,000 Class B ordinary shares held by Learningon Limited, (ii) 2,594,439 Class B ordinary shares held by Connion Capital Limited, (iii) 1,146,059 Class B ordinary shares held by Techedu Limited, a British Virgin Islands company wholly owned by Mr. Han, (iv) 2,439,014 Class A ordinary shares that Connion Capital Limited may purchase upon exercise of options within 60 days of February 28, 2015 and (v) 480,250 Class A ordinary shares that Beeson Services Limited may purchase upon exercise of options within 60 days of February 28, 2015. Each of Connion Capital Limited and Learningon Limited is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Shaoyun Han as settlor and Mr. Shaoyun Han and his family as beneficiaries. Beeson Services Limited is a British Virgin Islands company wholly owned by Ms. Ying Sun. Mr. Han and Ms. Sun are husband and wife. Mr. Han is the sole director of Techedu Limited.
(2)	Mr. Li is a director of our company jointly appointed by IDG Technology Venture Investments, L.P. and IDG Technology Venture Investment III, L.P. The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.
(3)	The business address of Mr. Sun is Grand Palace B12, 5 Hui-zhong Road, Chaoyang District, Beijing, 100101, PRC.
(4)	The business address of Mr. Zhang is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing, PRC.
(5)	The business address of Mr. Zhang is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085 PRC.
(6)	See footnote (1).
(7)	The number of ordinary shares beneficially owned is as of December 31, 2014, as reported in a Schedule 13G filed by Goldman Sachs Asset Management, L.P. on February 17, 2015, and consists of (i) 5,457,426 Class B ordinary shares held by Goldman Sachs Investment Partners Master Fund, L.P. and (ii) 5,457,426 Class B ordinary shares held by Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. The general partner of Goldman Sachs Investment Partners Master Fund, L.P. is Goldman Sachs Investment Partners GP, L.L.C., and the investment manager of Goldman Sachs Investment Partners Master Fund, L.P. is GS Investment Strategies, LLC. Goldman Sachs Investment Partners GP, L.L.C. and GS Investment Strategies, LLC are wholly owned by The Goldman Sachs Group, Inc. The business address of Goldman Sachs Investment Partners Master Fund, L.P. is 200 West Street, NY NY 10282. The general partner of Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. is Goldman Sachs Investment Partners Private Opportunities Holdings Advisors, Inc., and the investment manager of Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. is GS Investment Strategies, LLC. Goldman Sachs Investment Partners Private Opportunities Holdings Advisors, Inc. and GS Investment Strategies, LLC are wholly owned by The Goldman Sachs Group, Inc. The business address of Goldman Sachs Investment Partners Private Opportunities Holdings, L.P. is 200 West Street, NY NY 10282. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 28, 2015.

(8)	The number of ordinary shares beneficially owned is as of December 31, 2014, as reported in a Schedule 13G filed by Ho Chi Sing on February 10, 2015, and consists of (i) 5,048,484 Class B ordinary shares held by IDG Technology Venture Investments, L.P. and (ii) 1,689,190 Class B ordinary shares held by IDG Technology Venture Investment III, L.P. IDG Technology Venture Investments, L.P. is a Delaware limited partnership which is controlled by IDG Technology Venture Investments, LLC, its general partner. IDG Technology Venture Investments, LLC is controlled by its two managing members: Mr. Quan Zhou and Mr. Chi Sing Ho. The business address of IDG Technology Venture Investments, L.P. is c/o IDG Capital Management (KH) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. IDG Technology Venture Investment III, L.P. is a Delaware limited partnership which is controlled by IDG Technology Venture Investment III, LLC, its general partner. IDG Technology Venture Investment III, LLC is controlled by its two managing members: Mr. Quan Zhou and Mr. Chi Sing Ho. The business address of IDG Technology Venture Investment III, L.P. is c/o IDG Capital Management (KH) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 28, 2015. The percentage ownership in terms of total ordinary shares on an as-converted basis held by IDG funds decreased from 17.5% as of April 8, 2014 to 12.8% as of December 31, 2014.
(9)	The registered office address of Learingon Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learingon Limited is ultimately owned by Mr. Shaoyun Han through a trust.
(10)	The registered office address of Connion Capital Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion Capital Limited is ultimately owned by Mr. Shaoyun Han through a trust.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering inApril 2014. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of February 28, 2015, 22,212,758 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 93.7% of our total issued and outstanding Class A ordinary shares as of such date. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. As of February 28, 2015, 17,652,526 of our Class B ordinary shares are held by four record holders in the United States, representing 61.4% of our total issued and outstanding Class B ordinary shares as of such date.

For options and restricted shares granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with our VIEs

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Chuanbang. Starting from the second half of 2011, Chuanbang, a company owned by our chief executive officer, Mr. Shaoyun Han, began to offer person-to-person lending to enable qualified students to borrow unsecured loans from unrelated individuals to pay for our tuition fees. Under the person-to-person lending service offered by Chuanbang, a student enters into a loan agreement with Mr. Han, as the designated representative of Chuanbang, to borrow an amount equal to our tuition fees. Mr. Han then assigns the existing loan agreement to an unrelated individual lender identified by Chuanbang, or the person-to-person lender, with us serving as the guarantor of the loan to the student. Upon the receipt of cash from the person-to-person lenders, Mr. Han remits the cash to us directly on behalf of the student for the payment of such student’s tuition fees. Chuanbang services the student loans by collecting repayments on behalf of the person-to-person lenders from students, made to an account opened in the name of Mr. Han. The “interest spread” between (i) the interest rate under the loan agreement between the student and Mr. Han and (ii) the “anticipated annual yield” under the assignment agreement between Mr. Han and the person-to-person lender represents compensation for Chuanbang’s estimated costs incurred in originating and servicing the student loans, plus the amount payable to us for guaranteeing the student loans.

As of December 31, 2014, our maximum exposure to guarantees of student loans was US$0.2 million. US$18 thousand were recognized as guarantee fee revenue and included in other revenues in 2014. Starting from April 2013, we had stopped providing guarantees for any new student loans arranged by Chuanbang. The estimated amount of the loss contingency related to the guarantee was immaterial as of December 31, 2014. Chuanbang ceased offering financing services to our students enrolled since January 1, 2014. We did not receive any tuition fees under Chuanbang’s person-to-person financing arrangements in 2014.

Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 6%~8% of the amount collected. The staff of Chuanbang includes our former employees who joined Chuanbang in July 2013. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fee was US$0.1 million for 2014.

Registration Rights

In connection with our issuance of Series C preferred shares, we and all our then shareholders entered into an amended and restated shareholders agreement on September 6, 2011. Pursuant to our amended and restated shareholders agreement dated September 6, 2011, we have granted certain registration rights to certain of our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time after the completion of our initial public offering in April 2014, upon a written request from the holders of at least 10% of the registrable securities held by our preferred shareholders, we must file a registration statement covering the offer and sale of the registrable securities held by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. Registrable securities include, among others, our ordinary shares issued or to be issued upon conversion of the preferred shares.

However, we are not obligated to proceed with a demand registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders’ registration rights, unless the registrable securities of the holders were excluded from such registration. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from the holders of a majority of the registrable securities held by our preferred shareholders, we must file a registration statement on Form F-3 covering the offer and sale of the registrable securities.

We are not obligated to effect a Form F-3 registration, among other things, if we already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand or piggyback registration rights, unless the registrable securities of the holders were excluded from such registration. We have the right to defer filing of a registration statement for up to 60 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our ordinary shares on a form that would be suitable for registrable securities, we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of Registration. We will pay all expenses relating to any demand, Form F-3, or piggyback registration, with certain limited exceptions.

Termination of Obligations. We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is five years after the completion of our initial public offering, or (b) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any 90-day period without registration pursuant to Rule 144 under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

Dividend Policy

We have not previously declared or paid cash dividends, and we currently have no concrete plan to declare or pay any dividends on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Select Market since April 3, 2014 under the symbol “TEDU.” Update until April 14, 2015 (starting from April 3, 2014), the trading price of our ADSs on the NASDAQ Global Select Market ranged from US$6.54 to US$15.85 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated below.

	Trading Price
	High	Low
Quarterly Highs and Lows
Second Quarter 2014 (since April 3, 2014)	14.23	6.54
Third Quarter 2014	15.85	11.12
Fourth Quarter 2014	14.40	10.17
First Quarter 2015	12.50	9.26
Monthly Highs and Lows
October 2014	13.83	10.68
November 2014	14.40	12.30
December 2014	12.46	10.17
January 2015	12.49	10.77
February 2015	12.50	11.09
March 2015	11.52	9.26
April 2015 (through April 14, 2015)	13.12	9.28

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Select Market under the symbol “TEDU” since April 3, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifith amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in article 3 of our fifth amended and restated memorandum of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, provided that dividends may be declared and paid out of funds legally available therefor, namely out of either profit, our share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. Holders of our ordinary shares are entitled to ten calendar days notice of meetings of our shareholders. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of two shareholders who hold at least 50% of all voting power of our share capital in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than 1/3 of the aggregate voting power of our company. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other general meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than 2/3 of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions set out below and the provisions above in respect of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NASDAQ Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NASDAQ Global Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase and Redemption of Ordinary Shares. The Companies Law and our fifth amended and restated articles of association permit us to purchase our own shares. In accordance with our fifth amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

Issuance of Additional Shares. Our fifth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our fifth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

Our fifth amended and restated memorandum and articles of association do not provide provisions that are different from those that are applicable to an exempted company as set forth above, except that they do not permit us to issue bearer shares or shares with no par value.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4.Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

E.	Taxation

The following summary of certain Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under other federal, state, local and other tax laws not addressed herein. To the extent the at the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(i) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(ii) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from March 25, 2014.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, Circular 82 issued by the SAT in April 2009, as amended in January 2014, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to Circular 82, the SAT issued the Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. We do not believe that Tarena International, Inc. is a PRC resident enterprise. If the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. Our Hong Kong subsidiary has not obtained the approval for a withholding tax rate of 5% from the relevant tax authority and currently does not plan to obtain such approval because our PRC subsidiaries have not paid any dividends and currently do not plan to pay dividends.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The SAT issued a Circular 59 together with the Ministry of Finance in April 2009 and a Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extend its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7. The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

Based in part on certain representations from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective financial control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

Based on our current income and assets and the value of our ADSs and ordinary shares , we do not believe that we were a PFIC for our taxable year ended December 31, 2014 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2015 or in the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time to time, which may be volatile). Among other factors, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, or determine that such assets should not be included in the determination of whether we are classified as a PFIC, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or our consolidated VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (b) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the EIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and

•	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NASDAQ Global Market. In addition, we do not expect that holders of ordinary shares that are not represented by ADSs will be eligible to make a mark-to-market election. We believe that our ADSs qualify as being regularly traded, but no assurances can be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends”, dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. You are urged to consult a tax advisor regarding the applicability of this tax to their income and gains in respect of an investment in our ADSs or ordinary shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and United States backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or that are otherwise exempt from backup withholding. U.S. Holder that are required to establish their exempt satus generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-194191), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering . We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-194662) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rules 5250(d), we will post this annual report on Form 20-F on our website at http://ir.tarena.com.cn.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange gain of US$1.2 million in 2014. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there also have been periods when it depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert the U.S. dollars we received from our equity offerings into Renminbi to fund our operations, acquisitions, or for other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB92.8 million (US$17.3 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2014.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with original maturities of three months to 5 years. Interest-earning instruments carry a degree of interest rate risk. We have not used any significant derivative financial instruments to manage our interest rate risk exposure. We have not been exposed, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be different from expectations due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Holders of our ADSs will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary bank.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2014, we received US$1.9 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-19419) in relation to the initial public offering of 15,300,000 ADSs representing 15,300,000 of our Class A ordinary shares, at an initial offering price of US$9.00 per ADS. We offered and sold 11,500,000 ADSs and the selling shareholders offered and sold 3,800,000 ADSs in our initial public offering. Our initial public offering closed in April 2014. Goldman Sachs (Asia) L.L.C. and Credit Suisee Security (USA) LLC were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold were US$137.7 million.

We received net proceeds of approximately US$92.2 million from our initial public offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled US$13.6 million, which included US$9.6 million for underwriting discounts and commissions and US$4.0 million for other expenses. Among the US$13.6 million in expenses, US$4.8 million were paid to Goldman Sachs (Asia) L.L.C., an affiliate of ours and one of the underwriters for our initial public offering.

For the period from April 2, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, we invested the net proceeds from our initial public offering in term deposits and still intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2014 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2014 due to the material weakness descrbibed below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2014. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness is related to the lack of GAAP expertise to perform sufficient review in areas subject to significant estimates. To remedy our control deficiencies, we have adopted several measures to improve our internal control over financial reporting. We have engaged an external consulting firm to help us prepare for Section 404 compliance by documenting our processes and internal controls and benchmarking against industry best practices. In addition, we have (i) provided, and intend to continue to provide, on-going training to our accounting and operating personnel across different subsidiaries to improve their accounting knowledge; (ii) developed, and continue to update as needed, a more comprehensive manual on accounting policies and procedures; and (iii) reinforced the oversight and review procedure over high risk areas subject to significant estimates and judgements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting, as we and they will be required to do under the Section 404 of the Sarbenes-Oxley Act of 2002. Had we performed a complete assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ending December 31, 2015 if certain conditions are met.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Xiaosong Zhang, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.tarena.com.cn/phoenix.zhtml?c=253008&p=irol-govhighlights.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by KPMG Huazhen (SGP), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2013	2014
Audit Fees(1)	977,940	975,530
Audit-Related Fees	—	—
Tax Fees(2)	53,079	—
All Other Fees(3)	—	130,362

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filling or engagements.
(2)	“Tax fees” consist of fees billed for the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance work and other tax related services.
(3)	All Other Fees represent the aggregate fees for services rendered by our independent registered public accounting firm for risk management advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen (SGP), including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Tarena International, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 3.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4	Second Amended and Restated Shareholders Agreement dated as of September 6, 2011 among the Registrant and certain shareholders of the Registrant. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.5*	Registration Rights Agreement dated as of April 8, 2014 among the Registrant and New Oriental Education & Technology Group Inc.

4.1	2008 Share Incentive Plan, as amended on November 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.5	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Beijing Tarena (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.6	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.7	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.8	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.9	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.10	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.11	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.12	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.13	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.14	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.15	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.16	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Shanghai Tarena (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.17	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Shanghai Tarena (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.18	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Shanghai Tarena (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.19	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Shaoyun Han and Shanghai Tarena (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.20	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.21	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Shaoyun Han in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.22	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Jianguang Li in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.23	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Shaoyun Han and Shanghai Tarena (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.24	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.25	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.26	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of KPMG Huazhen (SGP)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tarena International, Inc.

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:	Chairman and Chief Executive Officer

Date: April 15, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Tarena International, Inc.:

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tarena International, Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen (SGP)

Beijing, China

April 15, 2015

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2013	2014
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents (including cash of VIEs of US$186,698 and US$243,292 as of December 31, 2013 and 2014, respectively)		26,139,255	42,659,791
Time deposits		—	106,834,876
Accounts receivable, net of allowance for doubtful accounts (including accounts receivable, net of allowance for doubtful accounts of VIEs of US$530,826 and nil as of December 31, 2013 and 2014, respectively)	3	15,001,222	23,184,239
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIEs of US$96,980 and US$25,166 as of December 31, 2013 and 2014, respectively)	4	3,497,332	8,730,124
Deferred income tax assets (including deferred income tax assets of VIEs of US$484,699 and nil as of December 31, 2013 and 2014, respectively)	8	1,546,213	2,055,596

Total current assets		46,184,022	183,464,626
Time deposits		12,161,617	17,313,054
Accounts receivable, net of allowance for doubtful accounts (including accounts receivable, net of allowance for doubtful accounts of VIEs of US$64,325 and nil as of December 31, 2013 and 2014, respectively)	3	415,881	1,488,251
Property and equipment, net (including property and equipment, net of VIEs of US$974,295 and US$19,582 as of December 31, 2013 and 2014, respectively)	5	12,805,567	13,373,950
Other non-current assets (including other non-current assets of VIEs of US$3,850 and nil as of December 31, 2013 and 2014, respectively)		2,105,832	2,314,293

Total assets		73,672,919	217,954,174

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of VIEs of US$16,287 and nil as of December 31, 2013 and 2014, respectively)		217,451	319,138
Income taxes payable (including income taxes payable of VIEs of US$590,281 and US$616,515 as of December 31, 2013 and 2014, respectively)	8	3,012,165	5,394,036
Deferred revenue		15,487,494	19,276,602
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of US$421,531 and US$103,231 as of December 31, 2013 and 2014, respectively)	6	6,617,558	8,439,410

Total current liabilities		25,334,668	33,429,186

Other non-current liabilities (including other non-current liabilities of VIEs of US$20,541 and US$43,664 as of December 31, 2013 and 2014, respectively)		243,555	1,637,756

Total liabilities		25,578,223	35,066,942

Commitments and contingencies	14	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	11	419,776	—
Series B convertible redeemable preferred shares	11	15,747,869	—
Series C convertible redeemable preferred shares	11	95,211,135	—

Total mezzanine equity		111,378,780	—

Shareholders’ equity (deficit):
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, nil and 23,712,758 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	10	—	23,712
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 12,226,558 shares and 28,733,024 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	10	12,226	28,733
Additional paid-in capital		—	135,886,427
Accumulated other comprehensive income		1,634,920	1,701,598

Retained earnings (accumulated deficit)		(64,931,230)	45,246,762

Total shareholders’ equity (deficit)		(63,284,084)	182,887,232

Total liabilities, mezzanine equity and shareholders’ equity (deficit)		73,672,919	217,954,174

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,
	Note	2012	2013	2014
		US$	US$	US$
Net revenues	7	56,820,281	92,833,660	136,204,017
Cost of revenues(a)		(17,762,096)	(29,068,058)	(39,079,756)

Gross profit		39,058,185	63,765,602	97,124,261
Selling and marketing expenses(a)		(16,875,338)	(30,251,656)	(42,562,280)
General and administrative expenses(a)		(9,948,830)	(16,223,871)	(29,947,822)
Research and development expenses(a)		(1,791,515)	(3,807,155)	(5,445,668)

Operating income		10,442,502	13,482,920	19,168,491
Interest income		1,165,155	1,541,175	4,360,315
Interest expense		(5,967)	—	—
Foreign currency exchange gains		—	—	1,196,530
Other income		169,891	1,294,262	2,370,736

Income before income taxes		11,771,581	16,318,357	27,096,072
Income tax expense	8	(2,219,110)	(2,271,326)	(2,404,824)

Net income		9,552,471	14,047,031	24,691,248
Accretion of convertible redeemable preferred shares	11	(26,545,560)	(44,360,060)	(576,431)

Net income (loss) attributable to Class A and Class B ordinary shareholders		(16,993,089)	(30,313,029)	24,114,817

Basic earnings (loss) per Class A and Class B ordinary share	13	(1.57)	(2.77)	0.51

Diluted earnings (loss) per Class A and Class B ordinary share	13	(1.57)	(2.77)	0.44

Net income		9,552,471	14,047,031	24,691,248
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes		68,415	1,150,824	66,678

Comprehensive income		9,620,886	15,197,855	24,757,926

(a) Includes share-based compensation expense as follows (note 12):
Cost of revenues		(14)	(17,179)	(56,743)
Selling and marketing expenses		(1,296)	(45,233)	(168,601)
General and administrative expenses		(124,811)	(654,323)	(3,627,078)
Research and development expenses		(3,310)	(48,011)	(209,737)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Ordinary Shares				Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity (Deficit)
	Number of Class A Ordinary Shares	Amount	Number of Class B Ordinary Shares	Amount
		US$		US$	US$	US$	US$	US$
Balance as of January 1, 2012	—	—	10,851,287	10,851	—	415,681	(18,598,138)	(18,171,606)
Net income	—	—	—	—	—	—	9,552,471	9,552,471
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	68,415	—	68,415
Share-based compensation	—	—	—	—	129,431	—	—	129,431
Accretion of convertible redeemable preferred shares	—	—	—	—	(129,431)	—	(26,416,129)	(26,545,560)

Balance as of December 31, 2012	—	—	10,851,287	10,851	—	484,096	(35,461,796)	(34,966,849)
Net income	—	—	—	—	—	—	14,047,031	14,047,031
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares (note 10 (a))	—	—	1,375,271	1,375	78,849	—	—	80,224
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	1,150,824	—	1,150,824
Share-based compensation	—	—	—	—	764,746	—	—	764,746
Accretion of convertible redeemable preferred shares	—	—	—	—	(843,595)	—	(43,516,465)	(44,360,060)

Balance as of December 31, 2013	—	—	12,226,558	12,226	—	1,634,920	(64,931,230)	(63,284,084)
Net income	—	—	—	—	—	—	24,691,248	24,691,248
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	66,678	—	66,678
Share-based compensation	—	—	—	—	4,062,159	—	—	4,062,159
Accretion of convertible redeemable preferred shares	—	—	—	—	(495,159)	—	(81,272)	(576,431)
Issuance of Class A ordinary shares, upon initial public offering (“IPO”), net of issuance cost of US$4,031,356	11,500,000	11,500			92,212,139	—	—	92,223,639
Issuance of Class A ordinary shares in private placement concurrent with the IPO	1,500,000	1,500			13,498,500	—	—	13,500,000
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	—	—	7,196,159	7,196	412,580	—	—	419,776
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	—	—	7,319,820	7,320	16,316,980	—	—	16,324,300
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	—	—	10,914,852	10,915	95,200,220	—	—	95,211,135
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,788,393	1,788	—	—	247,024	—	—	248,812
Conversion of Class B ordinary shares to Class A ordinary shares	8,924,365	8,924	(8,924,365)	(8,924)	—	—	—	—
Reclassification of APIC and retained earnings (note 10(c))	—	—	—	—	(85,568,016)	—	85,568,016	—

Balance as of December 31, 2014	23,712,758	23,712	28,733,024	28,733	135,886,427	1,701,598	45,246,762	182,887,232

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Operating activities:
Net income	9,552,471	14,047,031	24,691,248
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,426,188	4,653,914	7,078,108
Bad debt expense	419,383	941,065	7,487,174
Loss (gain) on disposal of property and equipment	(6,634)	66,470	179,479
Deferred income tax benefit	(21,191)	(1,052,265)	(683,078)
Share based compensation expense	129,431	764,746	4,062,159
Foreign currency exchange losses (gains), net	—	197,040	(1,075,257)
Changes in operating assets and liabilities
Accounts receivable	(11,004,712)	1,117,160	(16,762,469)
Prepaid expenses and other current assets	(993,676)	(534,531)	(2,495,692)
Accrued interest income on time deposits	—	(330,579)	(2,863,061)
Other non-current assets	(421,512)	(472,702)	(651,774)
Accounts payable	(133,390)	(7,038)	(45,050)
Income taxes payable	1,113,516	1,422,375	2,383,557
Deferred revenue	5,239,498	5,444,456	3,830,271
Accrued expenses and other current liabilities	1,055,429	3,393,767	1,929,718
Other non-current liabilities	88,744	54,642	1,394,535

Net cash provided by operating activities	7,443,545	29,705,551	28,459,868

Investing activities:
Purchase of property and equipment	(7,188,777)	(9,108,968)	(7,878,945)

Proceeds from disposal of property and equipment	26,209	50,060	156,216
Purchase of short term investments	—	(11,298,158)	(101,390,291)
Proceeds from maturity of short term investments	—	11,298,158	101,390,291
Purchase of time deposits	(792,104)	(17,286,182)	(115,280,749)
Proceeds from maturity of time deposits	697,052	6,456,091	3,634,521
Issuance of housing loans to employees	(656,954)	(339,623)	(496,172)
Proceeds from repayment of housing loans from employees	—	691,492	406,589

Net cash used in investing activities	(7,914,574)	(19,537,130)	(119,458,540)

Financing activities:
Proceeds from bank borrowings	301,000	—	—
Repayment of bank borrowings	(301,000)	—	—
Amounts received on behalf of a related party	668,652	141,329	—
Repayment of amounts received on behalf of a related party	(745,918)	(232,879)	—
Advances from a related party	308,658	153,386	—
Repayment of advances from a related party	(308,658)	(153,386)	—
Issuance of Class A ordinary shares upon the IPO	—	—	96,254,995
Issuance of Class A ordinary shares in private placement concurrent with the IPO	—	—	13,500,000
Issuance of Class A ordinary shares in connection with exercise of share options			248,812
Payment of issuance cost of Series C convertible redeemable preferred shares	(150,000)	—	—
Payment of IPO costs	—	(499,331)	(3,532,025)

Net cash provided by (used in) financing activities	(227,266)	(590,881)	106,471,782

Effect of foreign currency exchange rate changes on cash and cash equivalents	45,756	364,495	1,047,426
Net increase (decrease) in cash equivalents	(652,539)	9,942,035	16,520,536
Cash and cash equivalents at beginning of year	16,849,759	16,197,220	26,139,255

Cash and cash equivalents at end of year	16,197,220	26,139,255	42,659,791

Supplemental disclosure of cash flow information:
Income taxes paid	1,038,042	1,846,576	567,401
Interest paid	5,967	—	—
Non-cash investing and financing activities:
Accrual for purchase of equipment	86,244	—	286,144
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	—	80,224	419,776
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	—	—	16,324,300
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	—	—	95,211,135
Accrual of IPO costs	—	107,866	—

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a)	Description of business

Tarena International, Inc. (“Tarena International”), through its wholly-owned subsidiaries and consolidated variable interest entities or VIEs (collectively referred to hereinafter as the “Company”), is principally engaged in providing professional education services including professional information technology (“IT”) training courses and non-IT training courses across the People’s Republic of China (“PRC”). All of the Company’s operations and customers are located in the PRC.

(b)	Organization

Tarena International is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Han Shaoyun (“Mr. Han”), the founder and chief executive officer of the Company, and five other individuals. Tarena International is the parent company of a number of wholly-owned subsidiaries that are engaged in professional education services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Shanghai Tarena Software Technology Co., Ltd. (“Shanghai Tarena”), and their subsidiaries (collectively, the “Tarena Entities”), in order to comply with the PRC laws and regulations which restricted foreign investments in companies that were engaged in education services. Tarena Entities were principally engaged in providing professional education services including professional IT training courses in those locations and operated 23 learning centers as of December 31, 2011. Pursuant to the VIE Agreements as described below, Tarena International has effective financial control over Tarena Entities and their initial capital funding was provided by Tarena Technologies Inc., (a wholly-owned subsidiary of Tarena International or the “WOFE”, formerly known as Beijing Tarena Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Tarena Entities primarily consisted of property and equipment, operating leases for the learning premises, ICP license, www.it211.com.cn website and assembled workforce in those learning centers. Because of change in PRC laws and regulations in 2012 which encourages foreign investments in education services, the Company began to transfer most of the operations, including related assets and liabilities of Tarena Entities to the wholly-owned subsidiaries of Tarena International.

The registered capital of Beijing Tarena and Shanghai Tarena is RMB2 million and RMB1 million, respectively. All of the equity interests of Tarena Entities are legally held by Mr. Han and Mr. Li Jianguang (“Mr. Li”), a director of Tarena International. Both individuals are nominee equity holders of Tarena Entities and holding their equity interests on behalf of Tarena International. Through a series of contractual agreements and arrangements (the “VIE Agreements”), among Tarena International, WOFE, Tarena Entities and their nominee equity holders, the nominee equity holders of Tarena Entities have granted all their legal rights including voting rights and disposition rights of their equity interests in Tarena Entities to Tarena International. The nominee equity holders of Tarena Entities do not participate significantly in income and loss and do not have the power to direct the activities of the Tarena Entities that most significantly impact their economic performance. Accordingly, the Tarena Entities are considered variable interest entities.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, Tarena International has a controlling financial interest in Tarena Entities because Tarena International has (i) the power to direct activities of Tarena Entities that most significantly impact the economic performance of Tarena Entities; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of Tarena Entities that could potentially be significant to Tarena Entities. Thus, Tarena International is the primary beneficiary of the Tarena Entities.

Under the terms of the VIE Agreements, Tarena International has (i) the right to receive economic benefits that could potentially be significant to Tarena Entities in the form of service fees under the exclusive business cooperation agreements; (ii) the right to receive all dividends declared by Tarena Entities and the right to all undistributed earnings of Tarena Entities; (iii) the right to receive the residual benefits of Tarena Entities through its exclusive option to acquire 100% of the equity interests in Tarena Entities, to the extent permitted under PRC law. Accordingly, the financial statements of Tarena Entities are consolidated in Tarena International’s consolidated financial statements.

Under the terms of the VIE Agreements, Tarena Entities’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to Tarena International. All of the equity (net assets) and net income of Tarena Entities are attributed to Tarena International.

The key terms of the VIE Agreements are as follows:

Loan Agreements: The WOFE provided RMB3 million loans in aggregate to Tarena Entities’ nominee equity holders for the sole purpose of their contribution of Tarena Entities’ registered capital. The nominee equity holders of Tarena Entities can only repay the loans by transferring all of their legal equity interest in Tarena Entities to the WOFE or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equityholder of Tarena Entities transfers his equity interests in Tarena Entities to Tarena International or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the PRC law. The initial terms of the loans expire in 2023, which can be extended with the written notice of both the WOFE and Tarena Entities before expiration.

Exclusive Option Agreements: Each of the nominee equity holders irrevocably granted Tarena International, Inc. or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Tarena Entities. In addition, Tarena International has the option to acquire the equity interests of Tarena Entities for a specified price equal to the loan provided by the WOFE to the nominee equity holders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Without Tarena International’s prior written consent, the nominee equity holders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Tarena Entities. These agreements will remain effective until all equity interests held in Tarena Entities by the nominee equity holders are transferred or assigned to Tarena International or its designated representatives.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

Exclusive Business Cooperation Agreements: The WOFE has the exclusive right to provide, among other things, technical support, business support and related consulting services to Tarena Entities and Tarena Entities agree to accept all the consultation and services provided by the WOFE. Without the WOFE’s prior written consent, Tarena Entities are prohibited from engaging any third party to provide any of the services under this agreement. In addition, the WOFE exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tarena Entities agree to pay a monthly service fee to the WOFE at an amount determined solely by the WOFE after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the WOFE employees providing services to Tarena Entities, the value of services provided, the market price of comparable services and the operating conditions of Tarena Entities. Furthermore, to the extent permitted under the PRC law, the WOFE agrees to provide financial support to Tarena Entities. The term of the agreement will remain effective unless the WOFE terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tarena Entities or the WOFE to renew its respective business license upon expiration. Tarena Entities are not permitted to terminate this agreement in any event unless required by applicable laws.

Power of Attorney: Each nominee equity holder of Tarena Entities appointed the WOFE as the attorney-in-fact to act on all matters pertaining to Tarena Entities and to exercise all of their rights as an equity holder of Tarena Entities, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tarena Entities requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tarena Entities, designate and appoint directors and senior management members. The WOFE may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the nominee equity holders of Tarena Entities. Each power of attorney will remain effective until the nominee equity holder ceases to hold any equity interest in Tarena Entities.

Spousal Consent Letters: The spouses of the nominee equity holders of Tarena Entities executed spousal consent letters to acknowledge that the equity interests in Tarena Entities held by their spouses will be disposed of pursuant to the equity disposal agreement and equity interest pledge agreement and they will not make any assertions in connection with the equity interests in Tarena Entities held by their spouses. They shall be bound by the related VIE agreements and comply with the obligations thereunder as an equity holder of Tarena Entities if they obtain any equity interests in Tarena Entities which are held by their spouses for any reasons.

Equity Interest Pledge Agreements: Pursuant to the equity interest pledge agreement, Tarena Entities’ nominee equity holders pledged all of their equity interests in Tarena Entities to the WOFE to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to the WOFE. If Tarena Entities or any of Tarena Entities’ nominee equity holders breaches its contractual obligations under the contractual arrangements, the WOFE, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tarena Entities in accordance with legal procedures. The WOFE has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with the relevant local administration for industry and commerce in 2013 and will remain binding until Tarena Entities and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WOFE to enforce the equity pledge against third parties who acquire the equity interests of Tarena Entities in good faith.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

Tarena International relies on the VIE Agreements to operate and control the Tarena Entities. However, these contractual arrangements may not be as effective as direct equity ownership in providing Tarena International with control over Tarena Entities. Any failure by Tarena Entities or the nominee equity holders to perform their obligations under the VIE Agreements would have a material adverse effect on the consolidated financial position and consolidated financial performance of the Company. All the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Tarena International’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreements were found to be in violation of any existing or future PRC laws and regulations, Tarena International may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, Tarena International cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the WOFE, its subsidiaries and Tarena Entities;

•	discontinue or restrict the conduct of any transactions between the WOFE, its subsidiaries and Tarena Entities;

•	impose fines, confiscate the income from Tarena Entities, or impose other requirements with which the Company may not be able to comply;

•	require Tarena International to restructure its ownership structure or operations, including terminating the contractual arrangements with Tarena Entities and deregistering the equity pledges of Tarena Entities; and

•	restrict or prohibit the use of the proceeds of future offering to finance the Company’s business and operations in the PRC.

If the imposition of any of these government actions causes Tarena International to lose its right to direct the activities of Tarena Entities or its right to receive substantially all the economic benefits and residual returns from Tarena Entities and Tarena International is not able to restructure its ownership structure and operations in a satisfactory manner, Tarena International would no longer be able to consolidate the financial results of Tarena Entities. In the opinion of management, the likelihood of deconsolidation of the Tarena Entities is remote based on current facts and circumstances.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The equity interests of Tarena Entities are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of Tarena International. Mr. Han and Mr. Li each holds 32.7% and 21.2% of the total voting rights as of December 31, 2014, respectively, assuming the exercise of all outstanding options held by Mr. Han (and his spouse) and Mr. Li as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in Tarena Entities to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are both Tarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Tarena Entities, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with Tarena Entities under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of Tarena Entities that were included in the accompanying consolidated financial statements as of December 31, 2013 and 2014 are as follows:

	December 31,
	2013	2014
	US$	US$
Cash	186,698	243,292
Accounts receivable, net of allowance for doubtful accounts	530,826	—
Prepaid expenses and other current assets	96,980	25,166
Amounts due from related parties	5,783,142	4,394,839
Deferred income tax assets	484,699	—

Total current assets	7,082,345	4,663,297
Accounts receivable, net of allowance for doubtful accounts	64,325	—
Property and equipment, net	974,295	19,582
Other non-current assets	3,850	—

Total assets	8,124,815	4,682,879

Accounts payable	16,287	—
Income taxes payable	590,281	616,515
Accrued expenses and other current liabilities	421,531	103,231
Amounts due to related parties, including amounts due to WOFE for accrued service fees	4,445,366	3,486,740

Total current liabilities	5,473,465	4,206,486
Other non-current liabilities	20,541	43,664

Total liabilities	5,494,006	4,250,150

Amounts due from/to related parties represents the amounts due from/to Tarena International and its wholly-owned subsidiaries, which are eliminated upon consolidation.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The financial performance and cash flows of Tarena Entities that were included in the accompanying consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Net revenues	18,343,915	8,191,886	472,512
Net income (loss)	3,607,731	(1,917,256)	(2,285,932)
Net cash provided by (used in) operating activities	4,172,858	(1,538,619)	(610,826)
Net cash provided by (used in) investing activities	(933,382)	(470,805)	66,824
Net cash provided by (used in) financing activities	(3,253,753)	1,436,631	671,417

All of the assets of Tarena Entities can be used only to settle obligations of Tarena Entities. None of the assets of Tarena Entities have been pledged or collateralized. The creditors of Tarena Entities do not have recourse to the general credit of Tarena International and its wholly-owned subsidiaries. Assets of Tarena Entities that can be used only to settle obligations of Tarena Entities and liabilities of Tarena Entities for which creditors (or beneficial interest holders) do not have recourse to the general credit of Tarena International and its wholly owned subsidiaries have been presented parenthetically alongside each balance sheet caption on the face of the consolidated balance sheets.

During the periods presented, Tarena International and its wholly-owned subsidiaries provided financial support to Tarena Entities that they were not previously contractually required to provide in the form of advances. To the extent Tarena Entities require financial support, pursuant to the exclusive business cooperation agreements, the WOFE may, at its option and to the extent permitted under the PRC law, provide such support to Tarena Entities through loans to Tarena Entities’ nominee equity holders or entrustment loans to Tarena Entities.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(d)	Significant concentrations and risks

Revenue concentration

A substantial portion of the Company’s total net revenues are generated from Java and Digital Arts courses. The percentages of the Company’s total net revenues from Java and Digital Arts training courses are as follows:

	Year Ended December 31,
	2012	2013	2014
Java	71.3%	59.3%	36.7%
Digital Arts	0.4%	6.7%	29.1%

Total	71.7%	66.0%	65.8%

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)	Significant concentrations and risks (continued)

The Company expects net revenues from these two training courses to continue to represent a substantial portion of its total net revenues in the future. Negative factors that adversely affect net revenues generated by these two training courses will have a material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

A substantial portion of the Company’s total net revenues are derived from learning centers that operate in Beijing and Hangzhou. The percentages of the Company’s total net revenues generated from learning centers that operate in Beijing and Hangzhou are as follows:

	Year Ended December 31,
	2012	2013	2014
Beijing	30.6%	36.1%	15.5%
Hangzhou	7.4%	5.3%	25.5%

Total	38.0%	41.4%	41.0%

The Company expects revenues derived from the learning centers that operate in Beijing and Hangzhou to continue to represent a significant portion of its total net revenues. Negative factors that adversely affect professional education services in Beijing or Hangzhou will have a material adverse effect on the Company’s business, financial condition and results of operations.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of Tarena International, its wholly-owned subsidiaries, VIEs in which Tarena International is the primary beneficiary and their wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable, the fair values of financial instruments and share-based compensation awards, the realizability of deferred income tax assets, the accruals for tax uncertainties and other contingencies, the recoverability of the carrying amounts of property and equipment and the useful lives of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Foreign currency

The accompanying consolidated financial statements have been expressed in U.S. dollar (“USD”), the Company’s reporting currency. The functional currency of Tarena International and Tarena Hong Kong Limited (“Tarena HK”) is the USD. The functional currency of Tarena International’s PRC subsidiaries and consolidated VIEs is Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gains in the consolidated statements of comprehensive income.

Assets and liabilities of entities with functional currencies other than USD are translated into USD using the exchange rate on the balance sheet date. Revenues and expenses are translated into USD at average rates prevailing during the reporting period. The resulting foreign currency translation adjustment are recorded in accumulated other comprehensive income within shareholders’ equity (deficit).

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

(d)	Cash, cash equivalents and time deposits

Cash consist of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased.

Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. Time deposits which mature over one year as of the balance sheet date are included in non-current assets.

Cash, cash equivalents and time deposits maintained at banks consist of the following:

	December 31,
	2013	2014
	US$	US$
RMB denominated bank deposits with financial institutions in the PRC	35,234,336	58,639,210
US dollar denominated bank deposits with a financial institutions in the PRC	1,669,384	36,216,381
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	1,378,195	771,786
HK dollar denominated bank deposits with a financial institution in HK SAR	5,017	7
RMB denominated bank deposits with a financial institution in HK SAR	414	412
RMB denominated bank deposits in the Singapore	—	71,178,287

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR and Singapore with acceptable credit rating.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Short-term investment

During the years ended December 31, 2013 and 2014, the Company invested US$11,298,158 and US$101,390,291, respectively, in financial products managed by two banks in the PRC. The terms of the financial products range between 17 days and 91 days. The financial products matured before December 31, 2013 and 2014, respectively. The Company earned investment income of US$39,930 and US$757,300, respectively on the financial products, which was included in other income in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2014.

(f)	Accounts receivable

Accounts receivable primarily represent tuition fees due from students. Accounts receivable which are due over one year as of the balance sheet date are presented as non-current assets. The unearned interest on accounts receivable which are due over one year is reported in the consolidated balance sheets as a direct deduction from the principal amount of accounts receivable. See note 2 (h). The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the students’ financial condition, the amount of accounts receivables in dispute, the accounts receivables aging and the students’ payment patterns. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted or the balances have been overdue for more than three years.

(g)	Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of property and equipment is as follows:

Furniture	5 years
Office equipment	3 to 4 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Revenue recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of business tax and value added taxes (“VAT”) at rates ranging between 3% and 6%, and surcharges. VAT and business tax collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Tuition fees

Educational and professional tuition fees are recognized as revenue ratably over the period of the training course, which primarily range from four to five months. The unearned portion of tuition fees is recorded as deferred revenue.

The Company offers certain qualified students to pay their tuition fees on installment for a period of time exceeding one year. When tuition services are sold on repayment terms that exceeds one year beyond the point in time that revenue is recognized, the receivable, and therefore the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate at which the students can obtain financing of a similar nature from other sources at the date of the transaction.

Certification service revenue

The Company provides certification service to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams. All certificates are issued by third parties to the students who pass the exam. The Company acts as the principal in providing this service and recognizes revenue on gross basis because the Company is the primary obligor in the arrangement and is responsible for fulfilling the ordered services by the students. Cash received before the students taking the exam, is recorded as deferred revenue, and subsequently recognized as certification service revenue upon completion of the certification service.

(i)	Cost of revenues

Cost of revenues consists of payroll and employee benefits, rent expenses of learning centers, depreciation relating to property and equipment used for operating the learning centers, and other operating costs that are directly attributed to the provision of training services.

(j)	Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were US$5,928,454, US$11,570,458 and US$16,738,921 for the years ended December 31, 2012, 2013 and 2014, respectively.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Operating lease

The Company leases premises for learning centers and offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, other lease concessions or contingent rent in the lease agreements. The lease terms of the Company’s learning centers range between 1 and 10 years. The Company has historically been able to renew all learning centers leases. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

Certain learning centers of the Company sublease a portion of the areas to certain students for their living accommodation. Income from subleases is recognized on a straight-line basis over the term of the lease and recognized as reduction of costs of revenues.

(l)	Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. Government grant of US$169,891, US$1,254,332 and US$1,613,436 was recognized and included in other income for the years ended December 31, 2012, 2013 and 2014, respectively.

(m)	Research and development costs

Research and development costs primarily consist of software developed for internal use. The Company expenses all costs that are incurred in connection with the planning and implementation phases of the development of software. Costs incurred in the development phase are capitalized and amortized over the estimated life of the software. No costs were capitalized for any of the periods presented.

(n)	Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 22.0% to 52.5% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2012, 2013 and 2014, the costs of the Company’s obligations to the defined contribution plans amounted to US$3,518,397, US$5,850,415 and US$8,385,747, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

(p)	Deferred offering costs

Deferred offering costs consist principally of legal, printing and registration costs in connection with the IPO. Deferred offering costs as of December 31, 2013 amounted to US$615,793 and were included in other non-current assets. Upon completion of the IPO on April 3, 2014, the deferred offering costs were recognized as a reduction the offering proceeds.

(q)	Share based compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

The allowance for off-balance-sheet credit exposures is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to the guarantee under the Student Loan Program. See note 9. The Company evaluates the current status of the payment and performance risk of the guarantee based on periodic evaluations of the actual defaults, estimated future defaults, current understanding of the students’ status and existing economic conditions.

(s)	Earnings (loss) per share

Basic earnings (loss) per Class A and Class B ordinary share is computed by dividing net income (loss) attributable to Tarena International’s Class A and Class B ordinary shareholders by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) attributable to Tarena International’s Class A and Class B ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings. Tarena International’s Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series C convertible redeemable preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as Class A and Class B ordinary shareholders. These participating securities are not included in the computation of basic loss per Class A and Class B ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of Tarena International based on the contractual rights and obligations of these participating securities.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to Tarena International’s Class A and Class B ordinary shareholders as adjusted for the effect of dilutive Class A and Class B ordinary share equivalents, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary share equivalents outstanding during the year. Class A and Class B ordinary share equivalents include the Class A and Class B ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method) and conversion of convertible redeemable preferred shares (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted earnings (loss) per Class A and Class B ordinary share if the impact is anti-dilutive.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making decisions about the allocation of resources to and the assessment of the performance of the segments of the Company. Management has determined that the Company has one operating segment, which is the training segment. All of the Company’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Fair value measurements

The Company applies the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Fair value measurements (continued)

The carrying amounts of accounts receivable, housing loans to employees, accounts payable, accrued expenses and other current liabilities as of December 31, 2013 and 2014 approximate their fair value.

The carrying amounts of non-current time deposits as of December 31, 2013 and 2014 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits as of December 31, 2013 and 2014 are categorized as Level 2 measurement.

(v)	Recently issued accounting standards

In April 2014, the Financial Reporting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 changes the requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. As a result, the Company expects to report fewer discontinued operations under the new standard than would otherwise be reported under previous requirements. The new standard is effective for any disposals of components of the Company in annual reporting periods beginning after December 15, 2014. The Company will implement the provisions of ASU 2014-08 as of January 1, 2015.

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Company will implement the provisions of ASU 2014-09 as of January 1, 2018. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

3	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2013	2014
	US$	US$
Accounts receivable:
Gross	18,859,182	32,420,858
Unearned interest	(1,139,050)	(1,971,843)

Total accounts receivable	17,720,132	30,449,015
Less: allowance for doubtful accounts	(2,303,029)	(5,776,525)

Accounts receivable, net	15,417,103	24,672,490

The classification of accounts receivable is as follows:

	December 31,
	2013	2014
	US$	US$
Accounts receivable, net – current portion	15,001,222	23,184,239
Accounts receivable, net – non-current portion	415,881	1,488,251

Total accounts receivable, net	15,417,103	24,672,490

The movements of the allowance for doubtful accounts are as follows:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Balance at the beginning of the year	882,972	1,306,306	2,303,029
Additions charged to bad debt expense	419,383	941,065	7,487,174
Write-off of bad debt allowance	—	—	(4,035,620)
Foreign currency translation adjustment	3,951	55,658	21,942

Balance at the end of the year	1,306,306	2,303,029	5,776,525

The aging analysis of our accounts receivable based on due date is as follows:

	As of December 31,
	2013	2014
	US$	US$
Aging:
– current	11,032,162	11,940,237
– 1-3 months past due	2,583,817	5,058,887
– 4-6 months past due	1,428,159	4,139,377
– 7-12 months past due	1,454,967	6,119,995
– greater than one year past due	1,221,027	3,190,519

Total accounts receivable	17,720,132	30,449,015

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2013	2014
		US$	US$
Prepaid expenses and other current assets:
Interest receivable from time deposits		—	2,556,518
Prepaid rental expenses		1,451,388	2,260,000
Prepaid advertising expenses		638,143	1,751,146
Prepaid value-added tax		—	715,157
Housing loans made to employees	(a)	345,126	436,467
Staff advances	(b)	164,896	81,903
Others	(c)	897,779	928,933

Total prepaid expenses and other current assets		3,497,332	8,730,124

(a)	The Company provided one-year housing loans to the employees to help them finance their purchase of apartments.
(b)	Staff advances are provided to staff for traveling and related expenses and are expensed when incurred.
(c)	Others mainly represent textbooks and other miscellaneous prepaid expenses.

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2013	2014
	US$	US$
Furniture	760,434	934,033
Office equipment	19,249,724	23,583,820
Leasehold improvements	4,300,909	5,525,229

Total property and equipment	24,311,067	30,043,082
Less: accumulated depreciation	(11,505,500)	(16,669,132)

Property and equipment, net	12,805,567	13,373,950

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Cost of revenues	2,033,006	4,001,726	6,200,645
Selling and marketing expenses	128,527	278,094	366,819
General and administrative expenses	196,233	347,904	431,246
Research and development expenses	68,422	26,190	79,398

Total	2,426,188	4,653,914	7,078,108

6	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2013	2014
	US$	US$
VAT and other tax payables	1,250,544	1,913,361
Accrued payroll and employee benefits	3,280,317	4,389,540
Others	2,086,697	2,136,509

Total	6,617,558	8,439,410

Others mainly represent deferred income under American Depositary Receipt program, accrual for communication expenses, postal expenses and other miscellaneous expenses.

7	NET REVENUES

Net revenues consist of the following:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Tuition fee	57,559,681	92,927,773	135,932,251
Certification service fee	1,177,284	2,001,705	2,936,647
Others	420,273	897,862	467,433
Business taxes and surcharges	(2,336,957)	(2,993,680)	(3,132,314)

Total	56,820,281	92,833,660	136,204,017

Others mainly represent miscellaneous fees, including franchise fee and guarantee fee (see note 9(b)).

8	INCOME TAXES

Under the current laws of the Cayman Islands, Tarena International is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2014, Tarena HK did not have any assessable profits arising in or derived from HK SAR. Tarena International’s PRC subsidiaries and consolidated VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

Under the CIT Law, entities that qualify as “Advanced and New Technology Enterprise” (“ANTE”) are entitled to a preferential income tax rate of 15%. In 2009, the WOFE qualified as an ANTE, which entitled it to the preferential income tax rate of 15% from January 1, 2009 to December 31, 2011. In 2012, the WOFE renewed its ANTE qualification, which entitled it to the preferential income tax rate of 15% from January 1, 2012 to December 31, 2014. Subject to renewal, WOFE’s ANTE status will enable it to continue to enjoy the preferential income tax rate. Management believes that WOFE meets all the criteria for the renewal of ANTE status.

Tarena Software Technology (Hangzhou) Co., Ltd. was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero.

Certain Tarena International’s subsidiaries and branches qualified as “Small Profit Enterprises” in 2012, 2013 and 2014, and therefore are subject to the preferential income tax rate of 20%.

According to the approvals from the tax authorities in certain locations in the PRC, Tarena International’s subsidiaries and consolidated VIEs that are based in these locations are required to use the deemed profit method to determine their income tax. Under the deemed profit method, these subsidiaries are subject to income tax at 25% on its deemed profit which is calculated based on revenues less deemed expenses equal to 85% to 90% of revenues.

8	INCOME TAXES (CONTINUED)

The components of income before income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
PRC	11,773,448	16,533,265	23,827,863
Hong Kong	(280)	(182,447)	(319,685)
Cayman Islands	(1,587)	(32,461)	3,587,894

Total income before income taxes	11,771,581	16,318,357	27,096,072

Income tax expense consists of the following:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Current income tax expense	2,240,301	3,323,591	3,087,902
Deferred income tax benefit	(21,191)	(1,052,265)	(683,078)

Total	2,219,110	2,271,326	2,404,824

The actual income tax expense reported in the consolidated statements of comprehensive income for each of the years ended December 31, 2012 , 2013 and 2014 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2012	2013	2014
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Non-PRC entity not subject to income taxes	0.0%	0.3%	(3.0%)
Research and development bonus deduction	(2.1%)	(3.3%)	(2.7%)
Non-deductible selling, general and administrative expenses
Share based compensation	0.3%	1.2%	3.8%
Other non-deductible selling, general and administrative expenses	1.5%	0.4%	0.5%
Preferential tax rates	(5.6%)	(9.6%)	(1.4%)
Change in valuation allowance	2.6%	(0.9%)	6.4%
Tax holiday	—	—	(20.0%)
Deemed profit method differential	(2.9%)	(0.2%)	(0.1%)
Tax rate differential	—	0.8%	0.3%
Others	0.1%	0.2%	0.1%

Actual income tax expense	18.9%	13.9%	8.9%

Basic and diluted per Class A ordinary share and Class B ordinary share effect of the Company’s tax holiday for the year ended December 31, 2014 was US$0.10 per share.

8	INCOME TAXES (CONTINUED)

The principal components of deferred income tax assets are as follows:

	December 31,
	2013	2014
	US$	US$
Deferred income tax assets:
Accounts receivable	966,148	2,729,700
Tax loss carry forwards	548,571	691,350
Advertising expense	529,063	1,151,432
Accrued expenses and other current liabilities	100,548	—

Total deferred income tax assets	2,144,330	4,572,482
Valuation allowance	(598,117)	(2,347,093)

Deferred income tax assets, net	1,546,213	2,225,389

Net deferred income tax assets-current	1,546,213	2,055,596
Net deferred income tax assets-non-current (included in other non-current assets)	—	169,793

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Balance at the beginning of the year	424,967	731,828	598,117
Additions of valuation allowance	427,438	525,061	1,823,101
Reduction of valuation allowance	(122,920)	(678,916)	(78,687)
Foreign currency translation adjustment	2,343	20,144	4,562

Balance at the end of the year	731,828	598,117	2,347,093

The valuation allowance as of December 31, 2013 and 2014 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries and consolidated VIEs, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2014, the Company had tax losses carryforwards of US$2,765,401. Tax losses of US$12,319, US$477,647 and US$2,275,435 will expire, if unused, by 2017, 2018 and 2019, respectively.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax.

Due to the plan to indefinitely reinvest its earnings in the PRC, the Company has not provided for deferred income tax liabilities on undistributed earnings of US$36,072,588 and US$77,848,789 as of December 31, 2013 and 2014, respectively. It is not practicable to estimate the unrecognized deferred income tax liabilities thereof.

8	INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Balance at beginning of year	518,024	1,700,106	3,077,693
Increase related to current year tax positions	1,600,020	2,843,585	5,768,868
Settlement	(424,220)	(1,539,717)	(2,813,061)
Foreign currency translation adjustment	6,282	73,719	274

Balance at end of year	1,700,106	3,077,693	6,033,774

US$2,965,958 and US$5,822,319 of unrecognized tax benefits as of December 31, 2013 and 2014, if recognized, would affect the effective tax rate. No interest and penalty expenses were recorded for the years ended December 31, 2012, 2013 or 2014. US$1,613,832 and US$4,849,529 of unrecognized tax benefits as of December 31, 2013 and 2014 were included in income taxes payable. US$243,555 and US$384,686 of unrecognized tax benefits as of December 31, 2013 and 2014 were included in other non-current liabilities. The remaining US$1,220,306 and US$799,559 unrecognized tax benefit as of December 31, 2013 and 2014, respectively were presented as a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law. The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. Management believes that it is reasonably possible that US$5,649,088 unrecognized tax benefits as of December 31, 2014 will be recognized in the next twelve months as a result of such revenue being reported in the income tax filing during the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of Tarena International’s PRC subsidiaries and consolidated VIEs for the years from 2010 to 2014 are open to examination by the PRC tax authorities.

9	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012, 2013 and 2014, the Company entered into related party transactions with Mr. Han and Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”), which is wholly owned by Mr. Han. The significant related party transactions are summarized as follows:

			Year Ended December 31,
			2012	2013	2014
			US$	US$	US$
Tuition fees paid under the Student Loan Program	(a	)	7,924,903	8,672,904	—
Guarantee fee	(b	)	70,245	90,490	18,188
Amounts received under the Student Loan Program	(c	)	(668,652)	(141,329)	—
Repayment of amounts received under the Student Loan Program	(c	)	745,918	232,879	—
Advances from Chuanbang	(d	)	(308,658)	(153,386)	—
Repayment of advances from Chuanbang	(d	)	308,658	153,386	—
Cash collection service fee	(e	)	—	64,586	108,068

Notes:

(a)	Starting from the second half of 2011, the Company began to refer its students who need financial assistance for the payment of their tuition fees to Chuanbang. Chuanbang is a person-to-person or a “peer-to-peer” (P2P) lending intermediary that assists students in obtaining loans to pay for their tuition fees by identifying potential third-party individual lenders (the “Student Loan Program”). The third-party lenders remit cash to Mr. Han, who is a representative of Chuanbang, rather than directly to the Company, because the P2P arrangement is between Chuanbang (rather than the Company) and the third party individual lenders. As a P2P lending intermediary and pursuant to the relevant agreements between the two parties, Chuanbang is responsible for processing payments from student borrowers and forwarding those payments to individual lenders. The Company has no direct involvement in or is a party to the P2P arrangement, other than serving as the guarantor of the student loans. The role of the third-party individual lenders is to provide the students with funding of the student loans that are arranged or identified by Chuanbang.

Under the Student Loan Program, before the training courses commence, the students entered into loan agreements with Mr. Han, a designated representative of Chuanbang, to borrow an amount equal to the total amount of the tuition fees. The repayment term of the loan agreements ranges between 12 and 20 months. Shortly thereafter, Mr. Han assigned such loan agreements to third party individual lenders (including certain employees and a director of the Company), with the Company serving as the guarantor of the loan amount. The terms of the assignment agreements between Mr. Han and the third party individual lenders are identical to the terms of the loan agreements between the students and Mr. Han, except that the interest rate charged to the students by Mr. Han is higher than the interest rate charged to Mr. Han by the third party individual lenders. The interest rate differential represents the compensation to Mr. Han for the estimated costs he incurred to originate and will incur to service the student loans as well as the amount payable to the Company for guaranteeing the student loans. Upon the receipt of the cash from the third party individual lenders, Mr. Han remits the cash to the Company on behalf of students for the payment of the students’ tuition fees. In substance, the Company has agreed to guarantee amounts borrowed by the students (indirectly from third-party individual lenders through Mr. Han) to purchase the training services of the Company.

9	RELATED PARTY TRANSACTIONS (CONTINUED)

The terms of the guarantee coincide with the terms of loan agreements, which range between 12 and 20 months. If the students default on a payment, the Company would have to perform under the guarantee. However, the Company would have recourse against the students. The maximum amount of undiscounted payments the Company would have to make in the event of default is US$4,448,162 and US217,356 as of December 31, 2013 and 2014, respectively. Upon the inception of the guarantee, the Company recognized a liability based on the estimated fair value of the guarantee. The liability is amortized over the term of the guarantee. The balance of the liability, which is included in accrued expenses and other current liabilities, was US$18,313 and nil as of December 31, 2013 and 2014, respectively. The estimated amount of the loss contingency related to the guarantee was immaterial as of December 31, 2013 and 2014. The Company paid US$78,931 in 2013 to discharge its guarantee obligations, which represented cumulative default of repayments by students as of December 31, 2013. All the third-part lenders were repaid and the Company’s guarantee was released by March 15, 2015.

Under the Student Loan Program, upon the receipt of cash from third party individual lenders, Mr. Han remitted US$7,924,903 and US$8,672,904 to the Company on behalf of students for the payment of the students’ tuition fees during the years ended December 31, 2012 and 2013, respectively. The Company has stopped providing guarantees for any new student loans arranged by Chuanbang since April 2013.

(b)	Under the Student Loan Program, the Company allocates the total consideration between the fair value of the tuition service and the loan guarantee. Subsequent to the initial recognition, the loan guarantee liability is recognized as guarantee fee revenue over the term of the guarantee on a straight-line basis. US$70,245, US$90,490 and US$18,188 was recognized as guarantee fee revenue and included in other revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

(c)	Under the Student Loan Program, the Company is not required to service the loans indirectly obtained by the students from the third party individual lenders. However, certain students remitted payments to the Company directly instead to Mr. Han. During the years ended December 31, 2012 and 2013, the Company received cash repayments from students in the amount of US$668,652 and US$141,329, respectively. The amount received by the Company on behalf of Mr. Han is recorded in amounts due to Mr. Han. The Company repaid US$745,918 and US$232,879 to Mr. Han during the years ended December 31, 2012 and 2013 respectively.

(d)	Represents advance for prepayment of services received from Chuanbang. During the years ended December 31, 2012 and 2013, the Company received advances in the amount of US$308,658 and US$153,386, respectively from Chuanbang. The Company repaid advances of US$308,658 and US$153,386 during the years ended December 31, 2012 and 2013, respectively, as the services were no longer required.

(e)	Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 6%~8% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to financial institutions in the PRC. The cash collection service fee was US$64,586 and US$108,068 for the years ended December 31, 2013 and 2014, respectively.

10	ORDINARY SHARES AND STATUTORY RESERVE

(a)	Ordinary shares

On October 8, 2003, Tarena International was established with authorized share capital of US$150,000, or 90,000,000 ordinary shares with a par value of US$0.001 (being retroactively adjusted to reflect the effect of the share split) and 60,000,000 preferred shares with a par value of US$0.001 (being retroactively adjusted to reflect the effect of the share split).

On December 16, 2008, the Board of Directors of Tarena International approved a 10:1 share split, which increased (i) the total number of authorized ordinary shares of 9,000,000, and issued and outstanding ordinary shares of 1,358,000, to 90,000,000 and 13,580,000, respectively; and (ii) the total number of authorized preferred shares of 6,000,000, and issued and outstanding preferred shares of 1,589,125, to 60,000,000 and 15,891,250, respectively. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the effect of the share split.

On April 9, 2013, IDG Technology Venture Investments, LP (“IDG”), the Series A convertible redeemable preferred shareholder, entered into a series of agreements with Mr. Han, Connion Capital Ltd. (“Connion”), a company incorporated in the Cayman Islands with limited liability and wholly owned by Mr. Han, Techedu Limited, a company incorporated in the British Virgin Islands (“BVI”) with limited liability and wholly owned by Mr. Han, and GF Tarena Limited, a third party company incorporated with limited liability under the law of the BVI, pursuant to which IDG sold 1,146,059 and 229,212 of its Series A convertible redeemable preferred shares to Techedu Limited and GF Tarena Limited for a consideration of US$5 million and US$1 million, respectively, or US$4.3628 per share. At the same time, Connion sold 916,848 of its ordinary shares to GF Tarena Limited for a consideration of US$4 million, or US$4.3628 per share. The 1,146,059 Series A convertible redeemable preferred shares purchased by Techedu Limited and 229,212 Series A convertible redeemable preferred shares purchased by GF Tarena Limited were converted to ordinary shares on December 10, 2013. To facilitate the purchase of the Series A convertible redeemable preferred shares, Techedu Limited borrowed a loan in the amount of US$5 million from GF Tarena Limited on April 9, 2013, with an annual interest rate of 19% for a period of 30 months.

On February 27, 2014, the Board of Directors of Tarena International approved the fifth amendment of the Memorandum and Articles of Association (the “Amended M&A”), pursuant to which the authorized share capital was amended to 1,000,000,000 ordinary shares at a par value of US$0.001 per share, of which 860,000,000 shares were designated as Class A ordinary shares, 40,000,000 as Class B ordinary shares and 100,000,000 shares were designated as Reserved Shares, each with such rights, preferences and privileges set forth in the Amended M&A. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof.

10	ORDINARY SHARES AND STATUTORY RESERVE (CONTINUED)

(a)	Ordinary shares (continued)

In the Amended M&A, the Board of Directors of Tarena International approved that the Company to adopt a dual class ordinary share structure immediately upon the completion of the IPO. Upon the completion of the IPO, the Group’s ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. All of its issued and outstanding ordinary share prior to this offering were re-designated as Class B ordinary shares, all of its issued and outstanding preferred shares were automatically re-designated or converted into Class B ordinary shares on a one-for-one basis immediately upon the completion of the IPO and all of the issued and outstanding options, non-vested shares and non-vested share units granted by the Company pursuant to the 2008 Share Plan and the 2014 Share Incentive Plan were re-designated as options in Class A shares, non-vested Class A ordinary shares, non-vested Class A ordinary share units.

In connection with its IPO, Tarena International issued 11,500,000 Class A ordinary shares with par value of US$0.001, at a price of US$9.00 per share to investors. Net proceeds from the issuance of 11,500,000 Class A ordinary shares amounted to US$92,223,639 (net of issuance costs of US$4,031,356), of which US$11,500 and US$92,212,139 were recorded in the Class A ordinary shares and additional paid-in capital, respectively.

Concurrently upon the completion of the Company’s IPO, the Company issued 1,500,000 Class A ordinary shares with par value of US$0.001 to New Oriental Education & Technology Group Inc., in a private placement at a price of US$9.00 per share. Proceeds from the issuance of Class A ordinary shares were US$13,500,000, of which US$1,500 and US$13,498,500 were recorded in the Class A ordinary shares and additional paid-in capital, respectively.

Upon completion of the IPO on April 3, 2014, the Company had 50,657,389 ordinary shares outstanding comprised of 16,800,000 Class A ordinary shares and 33,857,389 Class B ordinary shares. As of December 31, 2014, 860,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares had been authorized, 52,445,782 ordinary shares had been issued and outstanding, of which 23,712,758 were Class A ordinary shares and 28,733,024 were Class B ordinary shares.

(b)	Statutory reserves

Under PRC rules and regulations, Tarena International’s PRC subsidiaries and consolidated VIEs (the “PRC Entities”) are required to appropriate 10% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. In addition, private schools (held by the PRC Entities) which require reasonable returns are required to appropriate 25% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory development fund, whereas in the case of private schools which do not require reasonable return, 25% of the annual increase of their net assets. The appropriation to these statutory reserves must be made before distribution of dividends to Tarena International can be made.

For the years ended December 31, 2012, 2013 and 2014, the PRC Entities made appropriations to the statutory reserves of US$1,236,843, US$1,972,313 and US$2,572,599, respectively. As of December 31, 2013 and 2014, the accumulated balance of the statutory reserves was US$3,674,841 and US$6,247,440 respectively.

(c)	Reclassification between additional paid-in capital and retained earnings

On August 19, 2014, the Board of Directors approved the Company to undertake a reclassification of the balances between additional paid-in capital and retained earnings of US$85,568,016. The reclassification was primarily due to the accretion of convertible redeemable preferred shares, of which US$85,568,016 were charged against the balance in accumulated deficit in the absence of additional paid-in capital.

11	PREFERRED SHARES

        Series A convertible redeemable preferred shares

On January 16, 2004, pursuant to the Series A convertible redeemable preferred shares purchase agreements (“Series A Purchase Agreement”), Tarena International issued 8,571,430 Series A convertible redeemable preferred shares to a third party investor for a total consideration of US$500,000 or US$0.05833 per share (“Series A Original Issuance Price”) (being retroactively adjusted to reflect the effect of the share split).

The Company determined that there was no embedded beneficial conversion feature attributable to the Series A convertible redeemable preferred shares at the commitment date since the initial conversion price of the Series A convertible redeemable preferred shares was greater than the estimated fair value of the Company’s ordinary shares as of January 16, 2004. The estimated fair value of the underlying ordinary shares on January 16, 2004 was determined by management based on a retrospective valuation with the assistance of American Appraisal China Limited (“American Appraisal”), an independent valuation firm, using an income approach which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

The significant terms of Series A convertible redeemable preferred shares are as follows:

(i)	Conversion

The holders of Series A convertible redeemable preferred shares have the right to convert all or any portion of their holdings into ordinary shares at a rate of one-for-one at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued, as defined in Tarena International’s Memorandum and Articles of Association, at a price lower than the Series A Original Issuance Price. In addition, each Series A Preferred Share is automatically converted into ordinary shares upon the consummation of a Qualified Public Offering, as defined in the Series A Purchase Agreement.

The contingent conversion price adjustment may provide the holders of the Series A convertible redeemable preferred shares with a beneficial conversion feature. However, any such beneficial conversion feature relating to the conversion price adjustment, if any, is recognized when the contingency is resolved.

(ii)	Voting

The holders of Series A convertible redeemable preferred shares have voting rights equivalent to the ordinary shareholders on an “if-converted” basis.

(iii)	Dividends

Any dividend declared and paid on ordinary shares shall be also declared and paid in respect of the Series A convertible redeemable preferred shares as if all such Series A convertible redeemable preferred shares has been converted to ordinary shares.

11	PREFERRED SHARES (CONTINUED)

Series A convertible redeemable preferred shares (continued)

(iv)	Liquidation preference

The liquidation preference of the holders of Series A convertible redeemable preferred shares as of December 31, 2013 is as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series C convertible redeemable preferred shares at 150% of the Series C Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible redeemable preferred shares; (ii) second to the holders of Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares, (iii) third to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series C convertible redeemable preferred shares, Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

From the date of September 25, 2008 to August 11, 2011 (the date of the issuance of Series C convertible redeemable preferred shares), the liquidation preference of the holders of Series A convertible redeemable preferred shares was as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares; (ii) second to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

From the date of its issuance (January 16, 2004) to September 25, 2008 (the date of the issuance of Series B convertible redeemable preferred shares), the liquidation preference of the holders of Series A convertible redeemable preferred shares was as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the outstanding Series A convertible redeemable preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of Tarena International to the holders of the ordinary shares by reason of their ownership of such shares, an amount equal to the Series A Original Issuance Price plus dividends declared but unpaid on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of ordinary shares and Series A convertible redeemable preferred shares then outstanding, based on the number of ordinary shares then held by each shareholder on an “if-converted” basis

(v)	Drag-along rights

Holders of a majority of the Series A convertible redeemable preferred shares have a drag-along right whereby they can require the ordinary shareholders to approve a third-party offer to directly or indirectly purchase all, or substantial all, of the equity interests or assets of the Company, provided that the transaction shall occur on or after the fifth anniversary of the closing of the issuance of the Series A convertible redeemable preferred shares or the transaction shall be at a price per share of not less than US$0.5833 per share (being retroactively adjusted to reflect the effect of the share split). Triggering of this drag-along right results in a deemed liquidation of the Company at the option of a majority of the holders of Series A convertible redeemable preferred shares with a required distribution of the transaction proceeds in accordance with the Company’s Memorandum and Articles of Association.

Consequently, the Series A convertible redeemable preferred shares are classified outside of permanent equity.

11	PREFERRED SHARES (CONTINUED)

Series B convertible redeemable preferred shares

On September 25, 2008, pursuant to Series B convertible redeemable preferred shares purchase agreement, Tarena International issued 5,630,630 Series B convertible redeemable preferred shares to a third party investor for a total consideration of US$5 million or US$0.888 per share (“Series B Original Issuance Price”) (being retroactively adjusted to reflect the effect of the share split). On the same date, an outstanding US$1.5 million short term borrowing was exchanged for 1,689,190 shares of Series B convertible redeemable preferred shares (being retroactively adjusted to reflect the effect of the share split).

The Company determined that there was no embedded beneficial conversion feature attributable to the Series B convertible redeemable preferred shares at the commitment date since the initial conversion price of the Series B convertible redeemable preferred shares was greater than the estimated fair value of the Company’s ordinary shares as of September 25, 2008. The estimated fair value of the underlying ordinary shares on September 25, 2008 was determined by management based on a retrospective valuation with the assistance of American Appraisal, using an income approach which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

The significant terms of Series B convertible redeemable preferred shares are as follows:

(i)	Conversion

The holders of Series B convertible redeemable preferred shares have the right to convert all or any portion of their holdings into ordinary shares at a rate of one-for-one at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued, as defined in Tarena International’s Memorandum and Articles of Association, at a price lower than the Series B Original Issuance Price. In addition, each Series B convertible redeemable preferred share is automatically converted into ordinary shares upon the written consent of the holders of more than 45% of the then outstanding Series B convertible redeemable preferred shares and the holders of more than 45% of the then outstanding Series A convertible redeemable preferred shares or the consummation of a Qualified Public Offering, as defined in the Series B convertible redeemable preferred shares purchase agreement.

The contingent conversion price adjustment may provide the holders of the Series B convertible redeemable preferred shares with a beneficial conversion feature. However, any such beneficial conversion feature relating to the conversion price adjustment, if any, is recognized when the contingency is resolved.

(ii)	Voting

The holders of Series B convertible redeemable preferred shares have voting rights equivalent to the ordinary shareholders on an “if-converted” basis.

(iii)	Dividends

Any dividend declared and paid on ordinary shares shall be also declared and paid in respect of the Series B convertible redeemable preferred shares as if all such Series B convertible redeemable preferred shares have been converted to ordinary shares.

11	PREFERRED SHARES (CONTINUED)

Series B convertible redeemable preferred shares (continued)

(iv)	Liquidation preference

The liquidation preference of the holders of Series B convertible redeemable preferred shares as of December 31, 2013 is as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series C convertible redeemable preferred shares at 150% of the Series C Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible redeemable preferred shares; (ii) second to the holders of Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares, (iii) third to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series C convertible redeemable preferred shares, Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

From the date of September 25, 2008 to August 11, 2011 (the date of the issuance of Series C convertible redeemable preferred shares), the liquidation preference of the holders of Series B convertible redeemable preferred shares was as follows:

In the event of any liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares; (ii) second to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

(v)	Redemption

If a Qualified Initial Public Offering or a Trade Sale, as defined in the Series B convertible redeemable preferred shares purchase agreement, did not occur by December 31, 2012 (the “Redemption Date”), the holders of Series B convertible redeemable preferred shares had the right to request for redemption any portion of the Series B convertible redeemable preferred shares they held at a price equal to the sum of:

•	an amount equal to 150% of Series B Original Issuance Price; plus,

•	an amount equal to all declared but unpaid dividends on each share of Series B convertible redeemable preferred shares; plus,

•	10% compound interest per annum on 150% of Series B Original Issuance Price for each Series B convertible redeemable preferred share from the date of issuance to the earliest redemption date of the security.

On August 11, 2011, in connection with the issuance of Series C convertible redeemable preferred shares, the Company and holders of Series B convertible redeemable preferred shares agreed to defer the Redemption Date until June 30, 2014.

11	PREFERRED SHARES (CONTINUED)

Series C convertible redeemable preferred shares

On August 11, 2011, pursuant to the Series C convertible redeemable preferred shares purchase agreement (“Series C Purchase Agreement”), Tarena International issued 10,914,852 Series C convertible redeemable preferred shares to a third party investor for a total consideration of US$19,974,179 or US$1.83 per share (“Series C Original Issuance Price”). Total issuance cost of Series C convertible redeemable preferred shares was US$218,376.

The Company determined that there was no embedded beneficial conversion feature attributable to the Series C convertible redeemable preferred shares at the commitment date since the initial conversion price of the Series C convertible redeemable preferred shares was greater than the estimated fair value of the Company’s ordinary shares as of August 11, 2011. The estimated fair value of the underlying ordinary shares on August 11, 2011 was determined by management based on a retrospective valuation with the assistance of American Appraisal, a third party valuation firm, using an income approach which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value.

The significant terms of Series C convertible redeemable preferred shares are as follows:

(i)	Conversion

The holders of Series C convertible redeemable preferred shares have the right to convert all or any portion of their holdings into ordinary shares at a rate of one-for-one at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued, as defined in Tarena International’s Memorandum and Articles of Association, at a price lower than the Series C Original Issuance Price. In addition, each Series C Preferred Share is automatically converted into ordinary shares upon the closing of a Qualified Public Offering, as defined in the Memorandum and Articles of Association or the written consent of 67% of the holders of the Series C convertible redeemable preferred shares as well as the written consent of the holders of more than 45% of the then outstanding Series B convertible redeemable preferred shares and the written consent of the holders of more than 45% of the then outstanding Series A convertible redeemable preferred shares for conversion.

The contingent conversion price adjustments may provide the holders of the Series C convertible redeemable preferred shares with a beneficial conversion feature. However, any such beneficial conversion feature relating to the conversion price adjustment, is recognized when the contingency is resolved.

(ii)	Voting

The holders of Series C convertible redeemable preferred shares have voting rights equivalent to the ordinary shareholders on an “if-converted” basis.

(iii)	Dividends

The board of directors of Tarena International may approve the payment of dividends at their discretion to the holders of Series C convertible redeemable preferred shares. Any dividend declared and paid on ordinary shares shall be also declared and paid in respect of the Series C convertible redeemable preferred shares as if all such Series C convertible redeemable preferred shares have been converted to ordinary shares.

11	PREFERRED SHARES (CONTINUED)

Series C convertible redeemable preferred shares (continued)

(iv)	Liquidation preference

The liquidation preference of the holders of Series C convertible redeemable preferred shares is as follows:

In the event of liquidation, dissolution, or winding up of the Company, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series C convertible redeemable preferred shares at 150% of the Series C Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible redeemable preferred shares; (ii) second to the holders of Series B convertible redeemable preferred shares at 150% of the Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series B convertible redeemable preferred shares, (iii) third to the holders of Series A convertible redeemable preferred shares at 100% of the Series A Original Issuance Price, plus declared but unpaid dividends on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of Series C convertible redeemable preferred shares, Series B convertible redeemable preferred shares, Series A convertible redeemable preferred shares and ordinary shares on an “if-converted” basis.

(v)	Redemption

If a Qualified Initial Public Offering or a Trade Sale, as defined in the Series C convertible redeemable preferred shares purchase agreement, does not occur by June 30, 2014 (the “Redemption Date”), the holders of the Series C convertible redeemable preferred shares have the right to request for redemption for all or a portion of the Series C convertible redeemable preferred shares they hold at a price equal to the greater of (i) an amount equal to 137.50% of the Series C Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible redeemable preferred shares; or (ii) the fair market value of the Series C convertible redeemable preferred shares as of the most recent year end, as determined by an independent appraiser mutually agreeable to the Company and the holder of the Series C convertible redeemable preferred shares.

As of December 31, 2013, the Company concluded that it was probable that the Series B and Series C convertible redeemable preferred shares will become redeemable. The Company has elected to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method. The total accretion of Series B convertible redeemable preferred shares of US$1,804,179, US$2,072,284 and US$576,431 and total accretion of Series C convertible redeemable preferred shares of US$24,741,381, US$42,287,776 and nil were recorded as a reduction to additional paid-in capital first and then charged against accumulated deficit in the absence of additional paid-in capital for the years ended December 31, 2012, 2013 and 2014, respectively.

All the Series A, Series B and Series C convertible redeemable preferred shares were automatically converted into Class B ordinary shares upon completion of the Company’s IPO on April 3, 2014. As a result, 25,430,831 Class B ordinary shares were issued upon the conversion of Series A, Series B and Series C convertible preferred shares. Upon the conversion, the carrying amounts of the Series A, Series B and Series C convertible preferred shares were recorded in additional paid-in capital of US$111,929,780 and Class B ordinary shares of US$25,431.

12	SHARE BASED COMPENSATION

Share options

On September 22, 2008, Tarena International adopted the 2008 Share Plan (the “2008 Plan”), pursuant to which Tarena International is authorized to issue share options and other share-based awards to key employees, directors and consultants of the Company to purchase up to 6,002,020 of its Class A ordinary shares (being retroactively adjusted to reflect the effect of the share split) under the 2008 Plan. On November 28, 2012, the Company increased the number of Class A ordinary shares authorized for issuance under the 2008 Plan to 8,184,990 Class A ordinary shares. Share options issued before September 22, 2008 are also administered under the 2008 Plan.

On February 1, 2014, Tarena International adopted the 2014 Share Plan (the “2014 Plan”), pursuant to which Tarena International was authorized to issue options, non-vested shares and non-vested share units to qualified employees, directors and consultants of the Company. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year.

On January 1, 2011 and September 26, 2011, the board of directors of Tarena International approved the grant of options to purchase 124,000 and 1,533,020 ordinary shares of Tarena International to certain employees and directors. These options vest over a five-year period. The option holders can only exercise their vested options upon the occurrence of the earliest of (i) a qualified IPO as defined in the Plan, (ii) a liquidation event as defined in the Company’s Memorandum and Articles of Association, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years. The fair value of Tarena International’s ordinary shares on January 1, 2011 and September 26, 2011 was determined to be US$0.63 and US$0.83 per share, respectively.

On January 1, 2013, the board of directors of Tarena International approved the grant of options to certain employees to purchase 2,029,386 ordinary shares of Tarena International. These options vest over a four year period. The option holders can only exercise their vested options upon the occurrence of the earliest of (i) a qualified IPO as defined in the Plan, (ii) a liquidation event as defined in the Company’s Memorandum and Articles of Association, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years.

On September 16, 2013, the board of directors of Tarena International approved the grant of options to an employee to purchase 30,000 ordinary shares of Tarena International. 25% of the options will be vested at the closing of the Company’s IPO while the remaining 75% will vest over a four-year period, that can only be exercised upon the occurrence of the earliest of (i) a qualified IPO, (ii) a liquidation event, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years.

On September 16, 2013, the board of directors of Tarena International approved the grant of options to an officer to purchase 458,424 ordinary shares of Tarena International. If the Company undertakes any additional round of financing or any other activities to effect an increase of the total shares outstanding on a fully diluted basis before the IPO, the officer will be granted additional share options at the same exercise price. The total number of share options the officer will be granted will be equal to not less than 1% of the Company’s total shares outstanding on a fully diluted basis on the date immediately preceding the closing of the Company’s IPO. 25% of the options will be immediately and fully vested at the closing of the Company’s IPO while the remaining 75% will vest over a four-year period, that can only be exercised upon the occurrence of the earliest of (i) a qualified IPO, (ii) a liquidation event, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years. The fair value of Tarena International’s ordinary shares on January 1, 2013 and September 16, 2013 was determined to be US$3.75 and US$5.69 per share, respectively.

On February 20, 2014, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 1,805,784 ordinary shares of Tarena International. The options vest over a four year period. The option holders can only exercise their vested options upon the occurrence of the earliest of (i) a qualified IPO, (ii) a liquidation event, or (iii) the five-year anniversary of the option grant date. The options have a contractual term of ten years. The fair value of Tarena International’s ordinary shares on February 20, 2014 was determined to be US$8.60 per share.

12	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

A summary of share options activity for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2011	5,844,020	0.36
Granted	—	—
Exercised	—	—
Forfeited	(205,000)	0.06
Expired	—	—

Outstanding at December 31, 2012	5,639,020	0.37

Granted	2,517,810	1.83
Exercised	—	—
Forfeited	(22,000)	1.83
Expired	—	—

Outstanding at December 31, 2013	8,134,830	0.82
Granted	1,805,784	3.05
Exercised	(1,786,449)	0.14		25,047,974
Forfeited	(115,215)	2.91
Expired	—	—

Outstanding at December 31, 2014	8,038,950	1.44	6.19	77,657,938

Vested and expected to vest as of December 31, 2014	7,383,591	1.33	5.99	72,163,881

Exercisable as of December 31, 2014	4,420,502	0.77	4.42	45,664,778

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2012	2013		2014
	US$	US$		US$
Expected volatility	—		52%		51.7%
Expected dividends yield	—		0%		0%
Exercise multiple	—		2.2		2.2
Risk-free interest rate per annum	—		2.27%-3.38%		3.81%
Estimated fair value of underlying ordinary shares (per share)	—	US$	3.75-US$5.69	US$	8.60

12	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

Because the Company’s ordinary shares did not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry.

The estimated fair value of the underlying ordinary shares on each date of grant prior to September 2013, was determined by management based on a retrospective valuation conducted by American Appraisal. The estimated fair values of the underlying ordinary shares on September 16, 2013 and February 20, 2014 were determined by management based on a contemporaneous valuation conducted by American Appraisal. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares.

No income tax benefit was recognized in the consolidated statements of comprehensive income as the share-based compensation expense was not tax deductible.

The fair values of the options granted for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Weighted average grant date fair value of option per share	—	2.13	6.35
Aggregate grant date fair value of options	—	5,372,463	11,467,907

As of December 31, 2014, there was approximately US$10,197,608 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 2.55 years.

Non-vested shares

On April 3, 2014, the board of directors of Tarena International approved the grant of two batches of non-vested shares to three independent directors. The number of the first batch of non-vested shares is equal to 27,780 shares, which was calculated as US$250,000 divided by US$9, i.e. the IPO price of ordinary share of Tarena International. Conditioned on the Grantee’s continuous services as a director of the Company, a second batch of non-vested shares should be granted with the number equal to US$250,000 divided by the closing price of ordinary share of Tarena International on April 3, 2015. One hundred percent of the first batch of non-vested shares shall vest on the April 3, 2015. One hundred percent of the second batch of non-vested shares shall vest on April 3, 2016. Grantees of non-vested shares have no voting rights or dividend rights with respect to shares that have not been vested.

On November 11, 2014, the board of directors of Tarena International approved the grant of 1,944 non-vested shares to 8 employees. One hundred percent of the non-vested shares shall vest immediately on the grant date.

12	SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares (continued)

A summary of the non-vested shares activity under the 2014 Share Plan is summarized as follows:

	Number of Non- vested Shares	Weighted Average Grant Date Fair Value
		US$
Outstanding as of December 31, 2013	—	—
Granted	29,724	9.38
Vested	(1,944)	13.95
Forfeited	—	—

Outstanding as of December 31, 2014	27,780	9.06

As of December 31, 2014, there was approximately US$41,493 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 0.25 years. The total fair value of shares vested during the year ended December 31, 2014 was US$27,120.

13	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share is calculated as follows:

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Numerator:
Net income (loss) attributable to Class A and Class B ordinary shareholders	(16,993,089)	(30,313,029)	24,114,817
Less:
Earnings allocated to participating Series A convertible redeemable preferred shares	—	—	(918,266)
Earnings allocated to participating Series B convertible redeemable preferred shares	—	—	(934,046)
Earnings allocated to participating Series C convertible redeemable preferred shares	—	—	(1,392,790)

Net income (loss) for basic and diluted earnings (loss) per share	(16,993,089)	(30,313,029)	20,869,715

Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	10,851,287	10,930,412	41,223,389
Dilutive effect of outstanding share options	—	—	6,546,743

Denominator for diluted earnings (loss) per share	10,851,287	10,930,412	47,770,132

Basic earnings (loss) per Class A and Class B ordinary share	(1.57)	(2.77)	0.51

Diluted earnings (loss) per Class A and Class B ordinary share	(1.57)	(2.77)	0.44

The following table summarizes potential ordinary shares outstanding excluded from the calculation of diluted earnings per Class A and Class B ordinary share for the years ended December 31, 2012, 2013 and 2014, because their effect is anti-dilutive:

	Year Ended December 31,
	2012	2013	2014
Shares issuable upon exercise of share options	5,639,020	8,134,830	—
Shares issuable upon conversion of preferred shares	26,806,102	25,430,831	—

The Company uses the two-class method to calculate basic and diluted earnings per Class A and Class B ordinary share. Under the two-class method, when calculating the basic and dilutive earnings per Class A and Class B ordinary share, net income attributable to Class A and Class B ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

14	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2014 were as follows. The Company’s leases do not contain any contingent rent payment terms.

US$
Year ending December 31,
2015	12,398,271
2016	8,770,230
2017	6,259,451
2018	3,622,792
2019	2,332,153
2020 and thereafter	4,802,841

Total	38,185,738

Gross rent expenses incurred under operating leases were US$5,494,341, US$9,684,871 and US$12,615,613 for the years ended December 31, 2012, 2013 and 2014, respectively. Sublease rental income of US$67,274, US$114,361 and US$230,503 for the years ended December 31, 2012, 2013 and 2014, respectively, were recognized as reductions of gross rental expenses.

15	PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets

	December 31,
	2013	2014
	US$	US$
ASSETS
Current assets:
Cash	52,878	1,296,102
Time deposits	—	92,182,582
Prepaid expenses and other current assets	1,537	2,256,709

Total current assets	54,415	95,735,393
Investments and loans to subsidiaries	47,963,562	88,854,260
Other non-current assets	76,719	—

Total assets	48,094,696	184,589,653

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses and other current liabilities	—	449,351
Other non-current liabilities		1,253,070
Total liabilities		1,702,421
Commitments and contingencies	—
Mezzanine equity:
Series A convertible redeemable preferred shares	419,776	—
Series B convertible redeemable preferred shares	15,747,869	—
Series C convertible redeemable preferred shares	95,211,135	—

Total mezzanine equity	111,378,780	—

Shareholders’ equity (deficit):
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, nil and 23,712,758 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	—	23,712
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 12,226,558 shares and 28,733,024 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	12,226	28,733
Additional paid-in capital		135,886,427
Accumulated other comprehensive income	1,634,920	1,701,598
Retained earnings (Accumulated deficit)	(64,931,230)	45,246,762

Total shareholders’ equity (deficit)	(63,284,084)	182,887,232

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	48,094,696	184,589,653

15	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
General and administrative expenses	(83,001)	(57,172)	(170,440)

Operating loss	(83,001)	(57,172)	(170,440)
Equity in income of subsidiaries	9,554,058	14,079,492	21,103,354
Foreign currency exchange gains	—	—	1,180,466
Interest income	81,414	24,711	2,288,698
Other income	—	—	289,170

Income before income taxes	9,552,471	14,047,031	24,691,248
Income tax expense	—	—	—

Net income	9,552,471	14,047,031	24,691,248
Other comprehensive income
Foreign currency translation adjustment, net of nil income tax	68,415	1,150,824	66,678

Comprehensive Income	9,620,886	15,197,855	24,757,926

15	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Operating activities:
Net cash provided by (used in) operating activities	(42,825)	(3,570)	3,226,599

Investing activities:
Purchase of time deposits	—	—	(92,682,582)
Proceeds from maturity of time deposits	—	—	500,000
Investments made to subsidiaries	(14,671,162)	—	(17,000,000)
Issuance of loans made to a subsidiary	(3,000,000)	—	—
Repayment of loans from a subsidiary	3,000,000	—	—

Net cash used in investing activities	(14,671,162)	—	(109,182,582)

Financing activities:
Payment of issuance cost of Series C convertible redeemable preferred shares	(150,000)	—	—
Payment of IPO costs	—	(76,719)	(2,804,600)
Issuance of Class A ordinary shares upon the IPO	—	—	96,254,995
Issuance of Class A ordinary shares in private placement concurrent with the IPO	—	—	13,500,000
Issuance of Class A ordinary shares in connection with exercise of share options	—	—	248,812

Net cash provided by (used in) financing activities	(150,000)	(76,719)	107,199,207

Net increase (decrease) in cash	(14,863,987)	(80,289)	1,243,224
Cash at beginning of year	14,997,154	133,167	52,878

Cash at end of year	133,167	52,878	1,296,102

Non-cash investing and financing activities:
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	—	80,224	419,776
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	—	—	16,324,300
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	—	—	95,211,135
Accrual of IPO costs	—	107,866	—