Form 20-F
period 2015-12-31
Tarena International, Inc.
filed 2016-04-20
CIK 1592560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

Yuduo Yang, Chief Financial Officer
E-mail: yangyd@tedu.cn
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2015, there were 54,563,321 ordinary shares outstanding, par value $0.001 per share, being the sum of 43,988,425 Class A ordinary shares and 10,574,896 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “Tarena” refer to Tarena International, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our variable interest entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share; the ADSs are evidenced by American depositary receipts, or “ADRs”;

•	“IT” refers to information technology;

•	“variable interest entities,” or “VIEs,” refer to Beijing Tarena Jinqiao Technology Co., Ltd. and Shanghai Tarena Software Technology Co., Ltd., which are domestic PRC companies in which we do not have any equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and Tarena International, Inc. is the primary beneficiary of these companies; Shanghai Tarena Software Technology Co., Ltd. is in the process of voluntary winding down; and

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

Certain operating data, economic and market data and regulatory information shown in Renminbi amounts in this annual report are accompanied by translations into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all such translations from Renminbi to U.S. dollars in this annual report were made at RMB6.4778 to US$1.0000, the noon buying rate for December 31, 2015 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 15, 2016, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4730 to US$1.0000.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our expectations regarding demand for and market acceptance of our courses;

•	our ability to retain and increase our student enrollments;

•	our ability to maintain and increase the utilization rate of our learning centers;

•	our ability to offer new courses in existing and new subject areas;

•	our ability to replicate the success and growth of our adult education services to the kid education market;

•	our ability to maintain and increase the tuition fees of our courses;

•	our ability to deepen and expand our corporate employer relationships;

•	our ability to maintain our relationships with universities and colleges;

•	our future business development, results of operations and financial condition;

•	the expected growth of, and trends in, the markets for our services in China;

•	relevant government policies and regulations relating to our corporate structure, business and industry; and

•	assumptions underlying or related to any of the foregoing.

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

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(In thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	25,741	56,820	92,834	136,204	189,190
Cost of revenues(1)	(8,714)	(17,762)	(29,068)	(39,080)	(53,570)
Gross profit	17,027	39,058	63,766	97,124	135,620
Operating expenses(1):
Selling and marketing	(7,676)	(16,875)	(30,252)	(42,562)	(61,824)
General and administrative	(7,832)	(9,948)	(16,224)	(29,948)	(40,359)
Research and development	(1,159)	(1,792)	(3,807)	(5,446)	(8,113)
Operating income	360	10,443	13,483	19,168	25,324
Interest income	275	1,165	1,541	4,360	6,863
Foreign exchange gain (loss)	—	—	—	1,197	(4,738)
Income before income taxes	840	11,771	16,318	27,096	29,346
Net income	701	9,552	14,047	24,691	28,709
Net income (loss) attributable to ordinary shareholders	(9,593)	(16,993)	(30,313)	24,115	28,709
Weighted average number of ordinary shares used in per share calculations(2):
Basic	12,518,419	10,851,287	10,930,412	41,223,389	53,767,810
Diluted	12,518,419	10,851,287	10,930,412	47,770,132	58,750,856
Income (loss) per Class A ordinary share, and per Class B ordinary share(3)
Basic	(0.77)	(1.57)	(2.77)	0.51	0.53
Diluted	(0.77)	(1.57)	(2.77)	0.44	0.49
Income (loss) per ADS(4)
Basic	(0.77)	(1.57)	(2.77)	0.51	0.53
Diluted	(0.77)	(1.57)	(2.77)	0.44	0.49

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2011	2012	2013	2014	2015
	(in thousands US$)
Cost of revenues	—	—	17	57	107
Selling and marketing expenses	1	1	45	169	315
General and administrative expenses	59	125	654	3,627	4,541
Research and development expenses	3	3	48	210	325

(2)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 14 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

(3)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted income (loss) per Class A ordinary share and Class B ordinary share are the same for all the periods presented.

(4)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2012	2013	2014	2015
	(In thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	16,197	26,139	42,660	79,145
Time deposits, including non-current portion	795	12,162	124,148	86,871
Restricted time deposits	—	—	—	23,100
Accounts receivable, net of allowance for doubtful accounts, including non-current portion	16,984	15,417	24,672	23,834
Property and equipment, net	8,172	12,806	13,374	19,691
Total assets	46,870	73,673	217,954	254,696
Deferred revenue	9,656	15,487	19,277	25,336
Total liabilities	14,738	25,578	35,067	48,552
Total mezzanine equity	67,099	111,379	—	—
Total shareholders’ equity (deficit)	(34,967)	(63,284)	182,887	206,144

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business

If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our courses. Therefore, our ability to continue to attract students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and student demands, expand our learning center network and geographic footprint, manage our growth while maintaining consistent and high education quality, broaden our relationships with corporate employers and market our courses effectively to a broader base of prospective students, including young kids. Furthermore, our ability to attract students also depends on our ability to provide educational content that is perceived as more effective than the standard curricula of universities in China in terms of practical job-oriented training and as complementary to standard curricula of primary and secondary schools in China. If we are unable to continue to attract students to enroll in our courses, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations

We may not be able to continue to recruit, train and retain qualified instructors and teaching assistants, who are critical to the success of our business and effective delivery of our education services to students.

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

We rely on digital art and Java courses for a majority of our total net revenues, and a decrease in the popularity and usage of Adobe design or Java technology would have a material adverse effect on our business and results of operations.

A majority of our total net revenues are generated from the digital art and Java courses. In 2013, 2014 and 2015, our digital art course contributed 10.8%, 31.5% and 30.8% of our total student enrollments, respectively. In 2013, 2014 and 2015, our Java courses contributed 56.4%, 36.0% and 28.5% of our total student enrollments, respectively. The historical rapid growth of our business has been driven by the popularity and usage of Adobe design and Java technology, and we expect net revenues from these courses to continue to represent a substantial portion of our total net revenues in the near future. We believe our reliance on digital art and Java courses is mainly attributable to the wide adoption of Adobe design and Java technology. However, whether Adobe design technology as a digital art tool or Java as a programming language can maintain their popularity is beyond our control. Any factor that materially and adversely affects student enrollment in our digital art or Java course, such as a decrease in the popularity and usage of Adobe design or Java technology, would have a material adverse effect on business and our results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

We believe that the market recognition of our “Tarena” (达内) brand has significantly contributed to the success of our business and believe that maintaining and enhancing the reputation of this brand is critical to sustaining our competitive advantage. Our ability to maintain and enhance our brand recognition and reputation depends primarily on the perceived effectiveness and quality of our courses as well as the success of our marketing and promotion efforts. As we continue to grow and expand into new course areas, we may not be able to maintain the quality and consistency of our educational services as we did in the past. We have devoted significant resources to promoting our courses and brand in recent years, including Internet-based marketing and advertising, traditional media advertising and sponsoring industry trade seminars and software design competitions. However, our marketing and promotion efforts may not be successful or may inadvertently negatively impact our brand recognition and reputation. For example, if any governmental authority or competitor publicly alleges that any of our advertisements are misleading, our brand reputation may be adversely impacted. If we are unable to maintain and further enhance our brand recognition and reputation and increase awareness of our courses, or if we incur excessive marketing and promotion expenses, our results of operations may be materially and adversely affected. If we are unable to sustain our brand image, we may not be able to maintain premium tuition fees over our competitors, which may further exacerbate the extent of any adverse effect on our results of operations. Furthermore, any negative publicity relating to our company or our courses and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

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

Because our student enrollment may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions our business and prospects may be affected by economic conditions in China or globally. The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2015, China’s gross domestic product grew at a rate of 6.9%. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the prolonged crisis in Ukraine which contributed to the collapse in the value of the Russian ruble, and the resulting Russian financial crisis. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for professional education services, which could materially and adversely affect our financial condition and results of operations.

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

Our growth strategies include growing our student enrollments for existing courses, expanding our course offerings, further enhancing the quality of our education services and expanding our corporate employer network. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•	we may fail to market our courses in new markets or promote new courses in existing markets effectively;

•	we may not be able to replicate our successful business model in other geographic markets or in new course subject areas;

•	we may fail to identify new cities with sufficient growth potential to expand our network;

•	we may not be able to replicate the success and growth of our adult education services to the kid education market;

•	we may not be able to recruit and retain learning center managers, teaching assistants and other key personnel;

•	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;

•	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities;

•	we may not be able to continue to update our existing courses or offer new courses to adapt to changing market demand and technological advances; and

•	we may fail to achieve the benefits we expect from our expansion.

If we fail to execute our growth strategies successfully, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

We may not be able to manage our business expansion effectively, which could harm our financial condition and results of operations.

We have expanded rapidly and we plan to continue to expand our operations in different geographic areas as we address the growth in our customer base and market opportunities. We increased the number of our learning centers from 92 as of December 31, 2013 to 134 as of December 31, 2015. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

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

We use both ways discussed above to establish learning centers. As of December 31, 2015, we had a total of 134 learning centers, of which 36 were managed by schools and 98 were managed by our subsidiaries. Among the learning centers operated by our subsidiaries, 31 have neither professional education services nor education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers as of December 31, 2015, and these learning centers in the aggregate accounted for 23.3% of our student enrollments in 2015. We were not able to include professional education services in these companies’ authorized business scope mainly because the industry and commerce administration authorities in these areas have a general local policy prohibiting the inclusion of “professional education services” in the business scope of any company. In addition, 13 learning centers operated by our subsidiaries only have “education information related consultation” rather than “professional education services” in their respective authorized scopes of business, and these learning centers in the aggregate accounted for 8.2% of our student enrollments in 2015. The difference between “educational services” and “education information related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the competent industry and commerce administration authorities to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar statement. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 (US$1,544) to RMB100,000 (US$15,437), or may be ordered to cease its operation. We have been fined once for RMB50,000 (US$7,719) for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of December 31, 2015, 5 of our learning centers are operated by schools outside their approved districts without obtaining relevant licenses and permits, and 5 of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 (US$1,544) to RMB50,000 (US$7,719), confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These 5 learning centers in the aggregate accounted for 2.1% of our total student enrollments in 2015. We were unable to obtain the requisite permits or make the required filings in some districts because the local authorities discontinued granting permits or accepting filings for administrative reasons for a period of time. Although we have not been subject to any material fines or other penalties in relation to any non-compliance of licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. As the IT professional education market in China matures, there is increased demand for highly specialized IT labor, and we may face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. As we expand beyond IT education into other fields of professional education, we also face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China. Furthermore, we also face competition from providers of IT and non-IT education programs to kids.

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

A significant portion of our students enrolled in 2015 relied on loans provided or arranged by CreditEase Business Consulting (Beijing) Co., Ltd., or CreditEase, Bank of China Consumer Finance Co., Ltd., or BOC CFC, RenRenDai and ShiTuDai, as well as a number of other financing sources, to pay our tuition fees. We have entered into cooperative agreements with BOC CFC pursuant to which they provide loans to our students for the payment of our tuition fees. We have also entered into agreements with CreditEase and RenRenDai, whereby they assisted our students in obtaining loans to pay for our tuition fees. ShiTuDai is a person-to-person lending service provided by an independent third party. In 2015, approximately 49.3% of our students took out loans provided or arranged by CreditEase, BOC CFC, RenRenDai or ShiTuDai to pay for our tuition fees. Approximately 1.1% of our students took out loans provided or arranged by other financing sources to pay for our tuition fees in 2015.

Our cooperative agreement with BOC CFC will expire in March, 2017. We may not be able to renew our cooperative agreements with BOC CFC on commercially reasonable terms or at all. Moreover, CreditEase, BOC CFC, RenRenDai and ShiTuDai have full discretion in deciding whether or not to extend or arrange for loans to a particular student. Furthermore, macroeconomic conditions in China may force the financing service providers to decrease or eliminate the amount of credit available for our students, making it difficult for our prospective students to afford our education. In addition, if the default rates on the loans provided or arranged by these and other financing service providers were to increase, they may raise the interest rates on the student loans, making such financing options less attractive to our students. Although person-to-person lending is generally protected as private loans between individuals under PRC law and has flourished in recent years in China, there are uncertainties as to the licensing requirements and the nature of business provided by those intermediaries, such as CreditEase, RenRenDai and ShiTuDai, in facilitating the person-to-person lending. If one or more new PRC laws and/or regulations are passed in the future prohibiting person-to-person lending facilitated by, or imposing significant licensing requirements on, intermediaries such as CreditEase, RenRenDai and ShiTuDai, we cannot assure you that CreditEase, RenRenDai or ShiTuDai will be able to obtain relevant licenses and continue facilitating person-to-person lending in the future. If CreditEase, RenRenDai or ShiTuDai ceases to facilitate person-to-person lending to our students in the future, if our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected.

If we fail to protect our intellectual property rights, we may lose our competitive advantage and our brand and operations may suffer.

We consider our copyrights, trademarks, trade names and domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Our major brand names and logos are registered trademarks in China. Our proprietary curricula and course materials, together with our Tarena Teaching System, or TTS, are protected by copyrights. However, preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial uncertainties to us. There had been several incidents in the past where third parties used our “Tarena” (达内) brand without our authorization, and we had to resort to litigation to protect our intellectual property rights. These proceedings were all resolved in our favor and our brand and business were not materially harmed. However, if we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose our competitive advantage, our brand name may be harmed and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

We have established various kinds of cooperative relationships with over 620 universities and colleges in China. We enroll a significant percentage of our students directly from these universities and colleges through jointly offered majors, on-campus learning sites and university recruiting promotional events. We recruited approximately 16.2% of our students in 2015 from these universities and colleges. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

All of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, we have not been able to receive from our lessors copies of title certificates or proof of authorization to lease the properties to us for leased properties of approximately 3,300 square meters, which consisted of approximately 2.2% of our total leased property as of December 31, 2015. We cannot assure you that title to these properties we currently lease will not be challenged. Furthermore, several of our leased properties are owned by universities or the military or built on allocated land in China. Such properties may not be legally leased to us under PRC law. Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises.

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

Understanding the difficulty for recent college graduates to afford the tuition fees of our courses, we offered qualified students the post-graduation tuition payment option beginning in 2006, which led to our relatively high accounts receivable. As of December 31, 2013, 2014 and 2015, our outstanding accounts receivable, net of allowance for doubtful accounts, were US$15.4 million, US$24.7 million and US$23.8 million, respectively. Although we conduct financial evaluations of our students applying to use our post-graduation tuition payment option, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environmental and the earnings capacity of our students could negatively impact our ability to collect our accounts receivable. Furthermore, as time passes, it might be more difficult for us to collect historical accounts receivables. Our bad debt allowance increased significantly between 2013 and 2015, which increase was primarily associated with our post-graduation tuition payment option for qualified students enrolled between 2010 and 2014. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our bad debt allowance to continue to increase or remain relatively high in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

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

We derive a substantial portion of our net revenues from our learning centers in Hangzhou and Beijing. Revenue derived from the learning centers in Hangzhou accounted for 5.3%, 25.5% and 33.0% of our net revenues in 2013, 2014 and 2015, respectively. Revenue derived from the learning centers in Beijing accounted for 36.1%, 15.5% and 12.3% of our net revenues in 2013, 2014 and 2015, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Hangzhou and Beijing. Furthermore, any natural disaster or health epidemics affecting the Hangzhou and Beijing regions could significantly impact our operations. We expect that we will continue to derive a substantial portion of our net revenues from Hangzhou and Beijing in the near future. Deterioration in economic conditions and the professional services industries in these markets could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

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

We deliver live broadcasts of our lectures via a dedicated network provided by China Telecom to terminals located in selected learning centers with high student enrollment and via public Internet infrastructure to other learning centers. Any unscheduled service interruption of the Internet infrastructure and telecommunications networks in China could cause us to be unable to deliver these live broadcasts, forcing us to resort to using pre-recorded lectures in the event of such service interruptions. Our inability to broadcast live lectures during service interruptions may damage the quality of our education and student experience, which may hurt our reputation and negatively impact our financial condition and results of operations. Furthermore, our gross profit and net income could be adversely affected if the prices that we pay for telecommunications and Internet services rise significantly.

Our ability to offer online learning modules also depends on the performance and reliability of the Internet infrastructure in China. Disruptions to the Internet infrastructure of China may deny our students access to the learning functionalities on our TTS or TMOOC.cn, which may hinder students from effectively learning our education contents. Furthermore, increases in the traffic on TTS or TMOOC.cn could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our course offerings, which would hurt our brand and reputation and negatively affect our revenue growth. We may need to incur additional costs to improve our systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher traffic volume in the future.

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

We do not carry liability insurance for most of our students at our learning centers. In the event of accidents, injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our classes. We could also face claims alleging that we were negligent or provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. A liability claim, even of unsuccessful, against us or any of our employees could adversely affect our reputation, enrollment and revenues, causing us to incur substantial expenses and divert the time and attention of our management.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting.

In connection with the audit of our consolidated financial statements as of December 31, 2015, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as defined in standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB as of December 31, 2015. The material weakness identified related to insufficient review over system extracted data for tuition fees calculation during transitional period of system upgrade. Following the identification of the material weakness, we have reinforced the oversight and review procedure over the data extraction. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weakness or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We have determined that the risks of disruption or liability from our business, the loss or damage to our fixed assets, including our equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms render it commercially impractical for us to have such insurance. As a result, we do not have any business interruption, litigation or property insurance coverage for our operations in China. Any uninsured occurrence of personal injury, loss or damage to fixed assets, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

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

Labor costs in China have risen in recent years. We employed 5,066 employees in China as of December 31, 2015. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, PRC government have promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may materially reduce our net income.

We adopted a share plan in 2008, or the 2008 Plan, that permits granting of options to purchase our ordinary shares, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares. Under the 2008 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under our share plan is 8,184,990 shares. In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2008 Plan and the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2015, the unrecognized compensation cost related to unvested options and non-vested shares amounted to US$9.5 million and US$40 thousand, respectively, which will be recognized over a weighted average period of approximately 1.89 years and 0.25 year. Expenses associated with share-based compensation awards granted under our share plan may materially reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Furthermore, our ability to broadcast live lectures and provide our education services through TTS or TMOOC.cn depends on the continuing operation of our technology system, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. Our disaster recovery planning cannot account for every conceivable possibility. Any damage to or failure of our technology system could result in interruptions in our services, and our brand could be damaged if students believe our systems are unreliable. Such disruptions could severely interfere with our business operations and adversely affect our results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. We are in the process of winding down Shanghai Tarena. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce, or the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Although the Guidance Catalog of Industries for Foreign Investment amended in 2015 and Circular 196 promulgated by MIIT in June 2015 allows a foreign investor to own up to 100% of the total equity interest in an E-Commerce business, we have not engaged in any E-Commerce business. Due to the foreign ownership restriction on Internet content and other value-added telecommunication services, we operate our TMOOC.cn website through our VIE, Beijing Tarena. Beijing Tarena is in the process of applying to add our TMOOC.cn website under the ICP license held by Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder, chairman and chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

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

We launched our TMOOC.cn online learning platform in March 2015 to cover a broader customer base. TMOOC.cn features sample lecture videos and class materials covering our course subjects. Currently, although revenues generated from TMOOC.cn were inconsequential, it is important for our marketing efforts. Therefore, the imposition of any of these penalties could result in a material and adverse effect on our ability to provide online education services and conduct our marketing and promotional activities through TMOOC.cn. Beijing Tarena is in the process of applying to add our TMOOC.cn website under our ICP license. However, we cannot guarantee that Beijing Tarena will be successful in this effort. If we fail to add our TMOOC.cn website under our ICP license, our continued operation of TMOOC.cn may subject us to penalties, including confiscation of illegal income and fines, and we may be ordered to shut down our TMOOC.cn website.

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

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2015, we operated 36 of our learning centers through private schools owned by subsidiaries of Tarena Tech. These 36 learning centers in the aggregate accounted for 29.7% of our total student enrollments in 2015.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the PRC Catalogue for the Guidance of Foreign Investment Industries (Amended) encourages and permit 100% foreign ownership of non-accredited professional training business in China and the Law for Promoting Private Education does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. On the other hand, according to the Law for Promoting Private Education, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside of China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly-owned subsidiary incorporated in China to establish a school under the Law for Promoting Private Education without violating the Regulations on Operating Chinese-foreign Schools. 22 private schools sponsored by our wholly-owned subsidiaries in China have obtained private school operating permits, and based on the results of oral inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to our consolidated VIEs, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to our consolidated VIEs. See “—Risks Relating to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

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

Due to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Beijing Tarena as well as its shareholders. As part of these arrangements, Beijing Tarena holds assets that are important to the operation of our business, including the domain name for our TMOOC.cn website.

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

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition.

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

As of December 31, 2015, we had five schools registered as schools requiring reasonable returns, while all other schools are registered as schools not requiring reasonable returns. Unlike typical schools which grant diplomas to students upon graduation, we provide professional education and do not grant any diploma to our students. However, the current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education could materially and adversely affect our business prospects and results of operations. For example, if the PRC government imposes additional restrictions on private schools’ ability to operate their business or restricts private schools from making payments to related parties for services, our ability to receive service fees from our schools may be limited.

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

On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of Circular 698 remain in force. Public Notice 7 introduced a new tax regime that is significantly different from that under Circular 698. Public Notice extend its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Since Public Notice 7 was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

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

We transmit our audio-video educational programs through our TTS system and TMOOC.cn not only to enrolled course participants, but also to the general public. In addition, we provide audio-video program uploading and transmission services. As a result, we might be subject to the Internet Audio-Video Program Measures. If the governmental authorities determine that our provision of lecture videos on TTS and/or TMOOC.cn falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Pursuant to the Provisions on the Administration of Human Resources Markets issued by SAIC in 2001 and as amended in 2005, a human resources service intermediary refers to any entity which provides intermediary services for employers and any potential employees, and no entity may provide such services without a “License for Human Resources Intermediary Resources.” Any internet information service provider which provides intermediary services for employers and any potential employees via internet shall obtain such license. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Although we have not entered into any agreement with corporate employers or any job-seeking candidates, we source and list job opportunities from both IT and non-IT employers in China through the website, which may be deemed as a human resources service intermediary. Currently, we have not obtained the “License for Human Resources Intermediary Resources,” and if the relevant PRC government authorities determine that we shall obtain such license for the operation of Job Show and we fail to obtain such license, they may order us to shut down the website and subject us to a fine of RMB10,000 (US$1,544), and if there is any illegal income, we may be subject a fine of no more than three times of the illegal income, which shall not exceed RMB30,000 (US$4,631).

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

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions”, and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or other ways. Although M&A Rules have become effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer our operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As Mr. Shaoyun Han is a shareholder of both Tarena and our consolidated VIEs, even though the transfers of the companies, which operated 23 of our learning centers themselves or through schools they established as of December 31, 2015, from our consolidated VIEs to our wholly-owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools which operated 11 learning centers as of December 31, 2015, which are not enterprises, from subsidiaries of our consolidated VIEs to our wholly-owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from our consolidated VIEs to our wholly-owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may be need to transfer these companies and schools, including the related learning centers, back to our consolidated VIEs. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs. See “—Risks Relating to Our Corporate Structure.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

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

To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. However, in practice, different local SAFE branches and/or qualified banks may have different views and procedures on the application and implementation of SAFE regulations. Therefore, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch and/or qualified banks in full compliance with applicable laws. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular No. 37, SAFE Notice 13 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Stock Incentive Plans.” We and our PRC employees who have been granted share options and restricted share units are subject to these regulations and we have completed the registrations of our stock incentive plans, namely the 2008 Plan and the 2014 Plan, with the local SAFE as required by PRC law. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially and adversely affect our business.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force replacing both previous SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided under Circular 142 for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing entrusted loans or repaying loans between non-financial enterprises. The business scopes of Tarena Tech include research and development of computer software, hardware, internet technology and products and telecommunications technology, transfer of proprietary technologies, information technology consulting, technical services, computer technology training, sales of self-developed products and franchise business operations. The business scopes of Tarena Software Technology (Hangzhou) Co., Ltd., or Tarena Hangzhou, include technology development, technology consulting, technical services, computer software and hardware, network technology, telecommunication technology, services, non-certification computer technology training for adults (excluding business subject to pre-approvals), wholesale and retail of computer software and hardware and telecommunication equipment (excluding equipment subject to national control sand other special controls). Tarena Tech and Tarena Hangzhou may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. Therefore, we may not use such Renminbi funds converted to make equity investments in the PRC through our PRC subsidiaries. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 19 could result in severe monetary or other penalties.

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

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementing Rules, both became effective on January 1, 2008, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012 and again in 2015, and is eligible to enjoy a preferential tax rate of 15% until the end of 2017. If Tarena Tech fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations. In addition, Tarena Hangzhou, one of our PRC subsidiaries, was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou has also received financial subsidies from PRC local government authority in 2013 and 2015.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In January 2016, we entered into a forward foreign currency contracts with China Merchants Bank Co., Ltd. The notional amounts of the forward foreign currency contracts were RMB564.1 million (US$87.1 million) and the settlement date will be on May 19, 2016. We may decide to enter into additional foreign currency contract in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

Through our dual-class share structure, Mr. Shaoyun Han, our founder, chairman and chief executive officer, a PRC citizen, possessed and controlled 53.8% of the voting power of our company as of March 31, 2016. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the Internet content and other value-added telecommunication service industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on NASDAQ on April 3, 2014, the trading price of our ADSs has ranged from US$6.54 to US$15.85 per ADS, and the last reported trading price on April 19, 2016 was US$10.97 per ADS. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have recently listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 31, 2016, our Class B ordinary shares represent 19.0% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 70.1% of our total voting power.

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

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of passive assets (including property producing passive income) and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2015 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2016 or in the foreseeable future.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2015 in 2015. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders no later than December 31, 2015 in 2015. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. In the fourth quarter of 2015, several law firm in the U.S. announced that they were investigating potential securities claims on behalf of our shareholders against us. We cannot predict whether such investigations will result in lawsuits, including class action suits, being filed against us. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government and On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. We are in the process of winding down Shanghai Tarena. We expect to continue to control and consolidate Beijing Tarena, which holds an Internet Content Provider license, or ICP license. Beijing Tarena is in the process of applying to add our TMOOC.cn website under the ICP license held by Beijing Tarena. In 2015, we invested US$2.9 million in three PRC companies which are engaged in provision of educational products and services through Beijing Tarena. For a description of the risks relating to our corporate structure and the contractual arrangements we have entered into with our VIEs, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

The table below sets forth the respective revenues and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIEs as of the dates and for the periods indicated:

	Net Revenues(1)				Total Assets(1)
	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015		As of December 31, 2015
Tarena and its wholly-owned subsidiaries	92.0%	99.7%	100.0%		98.8%
Consolidated VIEs	8.0%	0.3%	0.0	%(2)	1.2%
Total	100%	100%	100%		100%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.

(2)	The net revenues from consolidated VIEs is immaterial and accounted for 0.0% due to rounding.

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

We provide professional education services in China. Our core strength is in IT professional education services. Since our inception in 2002, we have trained over 273,000 students, cooperated with more than 620 universities and colleges and placed students with approximately 70,000 corporate employers in a variety of industries. We currently offer courses in eleven IT subjects, three non-IT subjects and two kid education programs.

For our adult students, our education platform combines live distance instruction, classroom-based tutoring and online learning modules. We deliver lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 134 directly managed learning centers in 41 cities in China as of December 31, 2015. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, self-assessment exams, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance. In addition to our TTS platform, we launched TMOOC.cn in March 2015, which offers continuing education courses and job placement training courses, in order to cover a broader customer base. For the period from its launch to December 31, 2015, revenues generated from TMOOC.cn were inconsequential.

In December 2015, we launched new training programs Tongcheng and Tongmei featuring IT training courses and non-IT training courses. Both new programs target and contain curriculum that are customized for primary to high school students aged between 8 and 18. Unlike programs designed for adult students, our courses for primary to high school students are taught by teaching assistants face-to-face in offline classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, under the lead of on-site teaching assistants. These programs are delivered through the facilities of existing learning centers to improve the utilization of the facilities, and managed under the same operational team.

We have a strong commitment to career services. We had 308 career counselors as of December 31, 2015, who advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We had 188 employer cooperation representatives as of December 31, 2015, who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including global Fortune 500 companies and leading technology companies.

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. We also control and consolidate a VIE, Beijing Tarena Jinqiao Technology Co., Ltd., or Beijing Tarena. Beijing Tarena is in the process of applying to add our TMOOC.cn website under the ICP license held by Beijing Tarena. We are currently not eligible as a foreign-invested enterprise to hold an ICP license.

Our Education Platform

For our adult students, our education platform combines three key components: live distance instruction, classroom-based tutoring and online learning modules.

Live distance instruction

From our headquarters in Beijing, our instructors deliver live courses primarily via live webcast to our learning centers across China. Students attending class watch live audio-video broadcasts of lectures delivered using streaming media and other Internet-based technologies. Our full-time students typically watch live lectures for approximately five hours a day and work on practice exercises assigned by instructors for approximately two hours every day during the classroom sessions, which generally last from 9:00 a.m. to 6:00 p.m. five days a week.

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

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2015, we directly managed a total of 134 learning centers in 41 major cities across China. Our learning centers vary in terms of size, typically having between 5 and 20 classrooms, with each classroom typically able to host between 20 and 100 students. In addition to the learning centers that we operate directly, we also have one franchised learning center in Xi’an, and the franchise fee from such learning center was immaterial in 2015.

The following table provides an overview of our national network of learning centers that we manage directly and the courses offered in each city as of December 31, 2015 and student enrollments in each city in 2015:

Cities	Number of Learning Centers	Java	C++	Digital art	Software testing	PHP	Embedded	Android	NET	iOS	Linux and network engineering	Online sales and marketing	Accounting	Web front- end development	Big data
Beijing	14	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Shanghai	11	●	●	●	●	●	●	●	—	●	●	●	●	●	●
Shenzhen	10	●	●	●	●	●	●	●	—	●	●	●	●	●	—
Hangzhou	9	●	—	●	—	—	●	●	—	●	—	●	●	●	—
Chengdu	5	●	●	●	●	●	—	●	—	●	—	●	●	●	—
Nanjing	7	●	●	●	●	—	●	●	—	●	—	●	●	●	—
Guangzhou	7	●	●	●	●	●	●	●	—	●	●	●	●	●	—
Wuhan	6	●	●	●	●	●	●	●	—	●	—	—	●	●	—
Chongqing	4	●	—	●	—	●	●	●	—	—	—	●	●	●	—
Zhengzhou	3	●	—	●	—	●	●	●	—	●	—	—	●	—	—
Hefei	5	●	●	●	—	—	—	—	—	●	—	—	●	●	—
Qingdao	3	●	●	●	—	●	—	—	—	—	—	●	●	—	—
Changsha	3	●	—	●	—	—	—	—	—	—	—	●	—	—	—
Jinan	3	●	●	●	—	●	—	●	—	●	—	●	●	—	—
Taiyuan	3	●	—	●	—	●	—	●	—	—	—	●	●	—	—
Harbin	3	●	—	●	—	—	—	—	—	—	—	●	—	●	—
Shenyang	3	●	—	●	—	—	—	—	—	—	—	●	—	—	—
Kunming	2	●	—	●	—	—	—	—	—	—	—	●	—	—	—
Nanchang	2	●	●	●	—	—	—	—	—	●	—	—	—	—	—
Dalian	3	●	—	●	—	—	—	—	—	—	—	●	●	—	—
Changchun	2	●	—	●	—	—	—	●	—	—	—	●	—	—	—
Xi’an	2	—	—	●	●	●	—	●	—	●	—	●	—	—	—
Tianjin	3	●	—	●	—	—	—	—	—	●	—	●	—	—	—
Ningbo	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—
Suzhou	2	●	●	—	—	—	—	—	—	—	—	—	—	—	—
Shijiazhuang	1	●	—	●	—	—	—	—	—	●	—	—	—	—	—
Nanning	1	●	—	●	—	—	—	—	—	—	—	●	—	—	—
Xiamen	2	●	—	●	—	—	—	—	—	—	—	—	—	—	—
Wuxi	2	●	—	—	—	—	—	—	—	—	—	—	—	—	—
Fuzhou	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—
Yan Tai	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—
Zhuhai	1	●	—	●	—	—	—	●	—	—	—	—	—	—	—
Daqing	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—
Dongguan	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—
Weifang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—
Guiyang	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—
Haikou	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—
Lanzhou	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—
Luoyang*	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—
Yuncheng*	1	●	—	●	—	—	—	—	—	—	—	●	—	—	—
Linyi*	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

●	currently offered

-	not currently offered

*	established in December 2015

In 2015, we have entered 41 cities in China and recruited 84,041 students, approximately 65.7% of whom are from top 10 cities, namely Beijing, Shanghai, Shenzhen, Hangzhou, Chengdu, Nanjing, Guangzhou, Wuhan, Chongqing and Zhengzhou, accounting for 16.8%, 7.9%, 7.6%, 6.6%, 5.4%, 5.3%, 5.3%, 4.2%, 3.4% and 3.3%, respectively. Other cities accounted for 34.3% of total student enrollments.

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

In addition to our TTS platform, we launched TMOOC.cn in March 2015 to cover a broader customer base. TMOOC.cn offers two types of online learning products: continuing education courses and job placement training courses. Continuing education courses, composed of a library of video clips that focus on on-the-job practical skills, target working professionals and others with continuing education needs. Job placement training courses are full length programs that target job seekers. These recruitment-oriented courses are carefully chosen from existing courses at our learning centers and redesigned to be more suitable for online learning environment. Students who finish all modules in a placement training course and pass the relevant Tarena certification examination will receive the same job placement services that we offer to other students at learning centers. The number of registered TMOOC.cn users has reached more than 140,000 as of December 31, 2015, and our proprietary content library offers nearly 10,000 hours of video content.

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We currently offer courses in eleven IT subjects, three non-IT subjects and two kid education programs.

For adult students, we generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

•	Full-time class. The term for a full-time class is typically four months and includes approximately 1,000 learning hours. Full-time classes meet from Monday to Friday. In 2015, approximately 88.9% of our enrolled students attended our full-time classes.

•	Part-time class. Part-time classes typically have terms of four to five months. We allow students to attend part-time classes either exclusively during weekends or on a combination of weekday nights and weekends, as these students typically have full-time jobs. In 2015, approximately 11.1% of our enrolled students attended our part-time classes.

We have adopted stringent quality control procedures to ensure that we produce high quality graduates. We use entrance exams to assess the level of our students. Prospective full-time students with low entrance exam scores are recommended to enroll in preparatory training camps. We have a total of four monthly closed-book performance tests to evaluate the learning status of our students. For underperforming students who have failed the first monthly performance test, we offer them the opportunity to re-take the first month classes at no extra cost. We believe physical class attendance is important, and students with low attendance rates are generally not given graduation certificates at the end of our program.

Our full-time classes also include short term, project-based training programs designed for college students to gain practical IT experience, which are not material for our business as a whole.

IT education courses

We offer education courses covering the following eleven IT subjects:

Subject	Year of Launch	Focus of Course Content
Java	2002	Programming for Windows and Linux-based desktop software and web-based software
.NET	2007	Development of software based on the .NET framework that runs primarily on Windows
C++	2009	Programming for Windows and Linux-based desktop software
Software testing	2009	Practical software testing and quality assurance training
Embedded	2009	Development of software to control machines and devices
PHP	2010	Web-based software development for e-commerce industries
Android	2011	Programming for Android-based applications
iOS	2012	Programming for iOS-based applications
Linux and network engineering	2013	Linux operating system and network management technology
Big Data	2015	Hadoop, HBase, Hive, Zookeeper
Web front-end development	2015	HTML5, CSS3, JavaScript, jQuery, AJAX, Bootstrap, AngularJS, Web APP

Graduates of our IT education courses receive Tarena Certified Software Developer certificates, or TCSD certificates. Holders of TCSD certificates are qualified to obtain the intermediate-advanced software engineer certificate issued by the Ministry of Industry and Information Technology of China, or the MIIT, for their respective field of study, subject to such graduates passing our internal examination. Graduates of our Java courses are granted ORACLE Certified Java Programmer certificates by ORACLE Corporation after passing the relevant exams. Graduates of our Linux and Network engineering courses are awarded the international network engineer certificate issued by CompTIA upon passing the relevant exams, and our Linux and network engineering course graduates may also sign up for Red Hat certification exams at our learning centers. Graduates of our embedded course are awarded the Embedded Engineer Certificate issued by ARM upon passing the relevant exams. Pursuant to our strategic partnership agreement with Alibaba Cloud Computing Co., Ltd., or Aliyun, Aliyun will provide two opportunities to take the ACF (Ali Cloud Foundation) certification exams to each Tarena student.

Non-IT education courses

We began offering courses in non-IT subjects in 2013. We launched our digital art course in February 2013, our online sales and marketing course in November 2013 and our accounting course in October 2014. The following table describes the three non-IT courses that we currently offer:

Subject	Year of Launch	Focus of Course Content
Digital art	2013	Latest Adobe user interface design technology for graphic, webpage and mobile sites design
Online sales and marketing	2013	Search engine marketing, search engine optimization, and other Internet based marketing, including microblog marketing
Accounting	2014	Accounting certificate, and chief accountant practice

Since its launch in February 2013, our digital art course has registered strong growth in student enrollments and has become the largest course in terms of net revenue contribution in 2015. Our accounting course helps us target a broader student base. Graduates of our online sales and marketing courses are awarded the SEM Certificate issued by Baidu without additional examination.

Kid Education Programs

In December 2015, we launched new training programs Tongcheng and Tongmei featuring IT training courses and non-IT training courses. Compared with the curriculum for adult students, the IT and non-IT courses offered under the Tongcheng and Tongmei programs feature materials that are customized for young kids. Both new programs target and contain curriculum that are customized for primary to high school students aged between 8 and 18. Unlike programs designed for adult students, our courses for primary to high school students are taught by teaching assistants face-to-face in offline classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, under the lead of on-site teaching assistants.

Tongcheng and Tongmei programs each has four levels, with each level consisting of 120 learning hours per year. Students begin from level 1 and attend a 3-hour class per week. Depending on the age group, it generally takes approximately one year to complete each level. As of December 31, 2015, each of our Tongcheng and Tongmei programs is offered in 4 learning centers in Beijing.

Our Teaching Staff

Our instructors

As of December 31, 2015, we employed 193 full-time instructors based in Beijing. Most of our instructors for IT education courses have industry backgrounds in global and domestic technology companies. Instructors for non-IT education courses are typically experts or veterans in their respective specialized fields. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brand, our well-established teaching infrastructure and sales team and our competitive compensation.

We believe that developing and maintaining highly capable and motivated instructors is critical to our success. We seek qualified instructor candidates who have extensive industry experience or come from other professional education service providers. These candidates are subject to multiple rounds of interviews conducted by our director of teaching, vice-president for teaching and the chief executive officer. All instructors are required to undergo training in teaching skills and techniques. We require our instructors to regularly update their course materials to remain current with evolving employer needs, industry developments and other key trends necessary to teach effectively. We typically have a backup instructor assigned to each course to meet any emergency needs.

To align incentives, instructors receive bonuses based on students’ ratings and the number of class sessions taught, in addition to their base compensation.

Our teaching assistants

We believe that our dedicated teaching assistants are essential to the success of our education model. Our teaching assistants interact with and tutor our students on a daily basis, and are instrumental in facilitating a disciplined and focused learning environment. Each classroom is staffed with one or two teaching assistants, who attend lectures together with students. Teaching assistants are available during class hours to answer student questions in person, and after class hours to address inquiries online via TTS or on-site until 8:30 p.m. Teaching assistants are also responsible for offering focused tutoring services to underperforming students and continuously monitoring their academic results. We have adopted a comprehensive set of key performance indicators, or KPIs, to evaluate the performance of our teaching assistants. Such KPIs include student satisfaction, exam scores of students on monthly performance tests, the improvement of underperforming students and employment results after graduation, among other indicators.

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 1,040 teaching assistants as of December 31, 2015.

Course Content Development

In addition to teaching, our instructors also develop the course content in their respective subject areas. We regularly update our existing courses, typically every six months, to stay abreast of the latest technology developments and industry trends. Our instructors are also responsible for producing practice exercises and exam questions for monthly performance tests to evaluate the effectiveness of our student self-assessment tests in TTS.

We regularly engage in new course development in order to capture demands created by evolving job market and industry trends. We have a set of procedures for new course development. Prior to developing a new course, we gather market intelligence by collecting job market demand information to ensure that we are developing relevant and up-to-date courses. We conduct a series of surveys, each with clear parameters, to determine various aspects of the proposed new course. Once we gather enough market intelligence, we recruit, or identify from within Tarena, instructors with the appropriate industry and academic background to form a course-specific development task team. All of our new courses are then pilot tested in selected learning centers in Beijing for student satisfaction, training practicality and employment outcomes. In 2015, we launched two new courses in Web front-end development and Big Data, which began in January and April, respectively.

Our software research and development department is tasked with improving the technical performance and user experience of TTS. Since introducing TTS student version 1.0 in 2006, we have produced seven upgrades to TTS. The current version that our students use is TTS student version 8.0.

Our Students

The majority of our students are college students and graduates. In 2015, approximately 82.6% of our enrolled students were either studying towards, or already held, a post-secondary degree. We have experienced significant growth in student enrollment in recent years. Our student enrollment reached 84,041 in 2015.

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

Student recruitment generally occurs at the learning center level. Our learning centers host seminars, information sessions and preparatory training camps for prospective students, and distribute print and Internet-based advertising materials. When a prospective student responds to our advertisements and contacts a learning center, an enrollment advisor generates a prospective student profile and advises the candidate, either online or in a face-to-face meeting, on various aspects of our courses and educational experience. As of December 31, 2015, we had a total of 1,506 enrollment advisors nationally.

To promote brand awareness, we place advertisements in industry trade publications and present at industry trade seminars and conventions. We also began to host our annual Tarena-Discovery Cup Chinese University Students Software Design Competition in April 2012. In 2015, we changed our logo from “Tarena Technology” (达内科技) to “Tarena Education” (达内教育) to better showcase our professional image in education.

We also encourage our students at school to introduce their friends or classmates who are interested in taking professional education courses. The proportion from student referrals increased significantly in 2015.

In addition to our marketing efforts and student referrals, we recruit a significant portion of our students directly from universities and colleges. As of December 31, 2015, we have cooperated with over 620 universities and colleges in China under one of the three following modes of cooperation:

•	Joint-majors. We offer joint-majors with 58 universities and colleges in China. These universities offer students the option to include our selected courses in their standard undergraduate curriculum. Students in selected majors at these universities take our courses full-time for one semester and receive academic credits from these universities and colleges after successfully completing our courses.

•	On-campus learning sites. We have established over 100 on-campus learning sites with over a number of universities and colleges in China to offer our courses, without live broadcast, to students attending these universities and colleges. Students enrolled in our on-campus learning sites typically attend part of our course in the on-campus learning sites and part of the course at our learning centers. We pay universities and colleges for the cost of classroom facilities used in the learning sites but do not share revenue with these universities and colleges.

•	Enrollment cooperation. We have enrollment cooperation with over 620 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students.

We had a total of 252 university cooperation representatives as of December 31, 2015. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China. In 2015, we enrolled approximately 16.2% of our students from universities and colleges with which we cooperated.

Student job placement services

We have an effective job placement program for our adult students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 308 career counselors as of December 31, 2015.

Each learning center offering courses for adult students also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 188 employer cooperation representatives as of December 31, 2015. We invite corporate employers to host recruiting events and interviews at our learning centers and offer students with interview opportunities across the country.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China.

Our Network of Employers

We have a track record of producing job-ready and highly qualified candidates for many corporate employers. Since our inception, our network of potential employers for our students covered approximately 70,000 corporate employers, including Global Fortune 500 companies, and leading technology, IT services and Internet companies in China.

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

While we currently do not generate any material revenue from any of our recruiting services for corporate employers, we believe such services enhance our brand recognition and are instrumental in our ability to help students achieve high job placement rates.

Tuition Fees

For our full-time and part-time classes for adult students, our standard tuition fees generally range from RMB16,800 (US$2,593) to RMB19,800 (US$3,057) per course. We increased our tuition fees for most of our full-time classes by RMB1,000 (US$154) in 2013, further increased such tuition fees by RMB1,000 (US$154) in 2014 and again increased such tuition fees by RMB1,000 (US$154) in 2015. We also increased our tuition fees for part-time classes by RMB1,000 (US$154) to RMB2,000 (US$309) per course in 2015. For our kid education programs, our standard tuition fees are RMB15,360 (US$2,371). Each kid education program is composed of four levels, with each level consisting of 120 learning hours in one year.

We primarily offer two payment options for our adult students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also offer an option whereby qualified adult students can pay our tuition fees within a period of time after graduation.

To assist our students in paying our tuition fees, we primarily offered the following four credit sources to provide financing services for our students to make one-time, up-front tuition payments in 2015:

•	CreditEase. CreditEase, a credit management and microfinancing company in China, assists our students in obtaining loans to pay for their tuition. CreditEase utilizes a “person-to-person” lending method to enable qualified students to borrow unsecured loans from unrelated individuals without using a bank as an intermediary. Under this person-to-person lending method, CreditEase identifies third-party individual lenders and matches their lending needs with the loan demands of our students. CreditEase began to offer this service to our students in July 2013. Approximately 47.6% of our students who obtained financing for tuition fees in 2015 obtained funding sourced by CreditEase.

•	Bank of China Consumer Finance Co., Ltd. We launched the BOC CFC student loan program in April 2014. Approximately 41.4% of our students who obtained financing for tuition fees in 2015 elected BOC CFC as the lender.

•	RenRenDai. We began to cooperate with RenRenDai, a third-party person-to-person lending service provider, in arranging loans for our students to pay for their tuition fees in January 2015. Approximately 5.2% of our students who obtained financing for tuition fees in 2015 obtained funding sourced by RenRenDai.

•	ShiTuDai. We have cooperated with ShiTuDai, a person-to-person lending service provided by an independent third party, in arranging loans for our students to pay for their tuition fees since the second quarter of 2015. Approximately 3.5% of our students who obtained financing for tuition fees in 2015 obtained funding sourced by ShiTuDai.

Approximately 49.3% of our students enrolled in 2015 obtained financing from one of the four abovementioned sources. Such financing arrangements are bilateral in nature, and are carried out between our students and the respective financing institution directly. We do not take any credit risk or liability in such arrangements.

Historically, Chuanbang utilized a person-to-person lending method similar to the one used by CreditEase to assist our students in obtaining loans to pay for their tuition. Chuanbang is owned by Mr. Shaoyan Han, our chief executive officer. We have stopped providing guarantees for any new student loan arranged by Chuanbang since April 2013. Chuanbang ceased offering loan services to our students enrolled since January 1, 2014. Chuanbang provides certain consulting-related services to the lenders of ShiTuDai.

Technology

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS, TMOOC.cn and the various services that we provide to our students. We manage our lecture delivery system, TTS and TMOOC.cn using a combination of commercially available software and hardware systems. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

All of our servers and routers, including backup servers, are currently hosted at our learning centers or by third-party service providers in multiple cities in China. We regularly back up our databases. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We deliver live broadcast of audio and video of the lectures given in Beijing via the dedicated network of China Telecom to terminals located in selected learning centers with high student enrollment, and via public Internet infrastructure to our other learning centers.

We have recently developed our CRM software in-house to manage our student and corporate employer information, as well as to integrate our key administrative functions. We will rely on our internal IT resources to upgrade the CRM system as needed going forward.

Seasonality

Seasonal fluctuations have affected, and are likely to continue to affect, our business. Historically, we typically generate the highest net revenues in the third and fourth quarters because of the increased student enrollments during summer vacation. We generally generate less tuition fees in the first quarter of each year due to the Chinese New Year holiday. Our quarterly cost of revenue, selling and marketing expenses, general and administrative expenses and research and development expenses have generally been increasing in absolute amounts since 2012 as we expanded our network of learning centers, increased the number of our personnel, enhanced our marketing efforts and offered more courses.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with senior executive officers and most other employees, to protect our intellectual property rights. In addition, we require certain of our senior executive officers and other employees to enter into agreements with us under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment with us, pursuant to job assignments or using our materials and technology, or during the two years after their employment that relates to their employment with us, are our property and they should assign the same to us if we so require. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2015, we had registered 215 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech holds 17 registered software copyrights, 35 trademarks and 213 registered domain names including www.tedu.cn. Beijing Tarena holds the domain name TMOOC.cn.

Competition

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. For our IT training courses, we face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. For our non-IT training courses, we face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China. As we enter the kid professional education services market, we also face competition from other national and regional providers of kid education services.

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

Insurance

We do not maintain any property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain accident injury insurance and accident injury medical insurance for our employees based in our headquarters in Beijing, and we maintain liability insurance for our students enrolled through university and college cooperation channel. Uninsured injury or death to our students or staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have limited insurance coverage for our operations in China.”

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

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the Standing Committee of the PRC National People’s Congress promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003 and was amended on June 29, 2013. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. Under the Private Education Law and the Private Education Law Implementation Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in professional qualification training and professional education training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school engaging in professional qualification training and professional education training shall (i) be granted a Permit for Operating a Private School by the authorities in charge of human resources and social security, (ii) be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution and (iii) pass the annual inspection with the Ministry of Civil Affairs or its local counterparts. As of December 31, 2015, we operated 22 schools, 18 of which are engaged in professional education training. Each has (i) obtained a Permit for Operating a Private School issued by the authorities in charge of human resources and social security or education, (ii) been registered with the relevant local counterpart of the Ministry of Civil Affairs and (iii) passed the annual inspection, as applicable, with the Ministry of Civil Affairs or its local counterparts.

The types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. A private school shall file its advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education. None of our schools provides a diploma or certification to students, and 12 of our schools have filed their pricing information with the governmental pricing authority and publicly disclose such information. 11 of our schools have filed their advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The operations of certain of our learning centers are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.”

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

In August, 2015, The National People’s Congress of the PRC released the Educational Laws Amendments Package (Draft), or Package (Draft), which provides that private schools may choose to register as the non-profitable legal person or profitable legal person at will. Also, profitable private schools may decide their own charging standards, which may be market-adjusted. It is uncertain when such draft would be signed into law and whether the final version would have any substantial changes from such draft.

As of December 31, 2015, we had five schools registered as schools requiring reasonable returns, while all other schools are registered as schools not requiring reasonable returns.

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

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of our consolidated VIEs and schools to which our consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2015, we operated 36 of our learning centers through private schools owned by subsidiaries of Tarena Tech. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIEs), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIEs.”

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

Foreign Investments in Professional Education Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in March 2015 and became effective in April 2015, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries and industries not listed in the Catalogue, while there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in restricted industries. Industries in the prohibited category are not open to foreign investors. According to the latest Catalogue, foreign investment is encouraged in non-accredited professional education services and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in professional education services.

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

As of December 31, 2015, 14 of our PRC subsidiaries, consolidated VIEs and subsidiaries of consolidated VIEs had computer technology training or training in its approved business scope.

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

Regulations on Online Publications

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television of the PRC (formerly the General Administration of Press and Publication), or the SAPPRFT and the Ministry of Industry and Information Technology, or the MIIT jointly promulgated the Internet Publishing Service Administrative Measures, or the Internet Publishing Measures, which took effect on March 10, 2016 and replaced the Tentative Internet Publishing Administrative Measures jointly promulgated by the General Administration of Press and Publication and MIIT on June 27, 2002. The Internet Publishing Measures require entities that engage in Internet publishing to obtain an Internet Publishing License for engaging in Internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “Internet publishing” is broad and refers to the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to the users’ end through Internet for the public to browse. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media.

Beijing Tarena has offered videos of lectures on its website TMOOC.cn and has not obtained an Internet Publishing License from the SAPPRFT. However, governmental authorities could determine that Beijing Tarena’s online content services fall within the scope of “internet publishing,” and therefore require Beijing Tarena to apply for an Internet Publishing License. Beijing Tarena may not be able to obtain such a license, and it may become subject to penalties, fines, legal sanctions or be ordered to suspend the video content on the website.

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

In the course of offering our lecture videos, we transmit our audio-video educational programs live through the Internet not only to enrolled course participants, but also to the general public. If the governmental authorities determine that our provision of lecture videos falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider (except E-Commerce) may not exceed 50%. The Guidance Catalog of Industries for Foreign Investment amended in 2015 allows a foreign investor to own up to 100% of the total equity interest in an E-Commerce business. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

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

In light of the aforesaid restrictions, we rely on Beijing Tarena, our consolidated VIE in China, to hold and maintain the licenses necessary to provide online education and other value-added telecommunications services in China. We operate our TMOOC.cn website and value-added telecommunications services through Beijing Tarena. Beijing Tarena, our consolidated VIE in China, holds an ICP license that is valid until March 1, 2017 for the operation of www.it211.com.cn. Beijing Tarena is in the process of applying to add our TMOOC.cn website under our ICP license.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2015, we had registered 30 software copyrights in China.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 35 trademarks in China as of December 31, 2015.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force replacing both previous SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided under Circular 142 for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing entrusted loans or repaying loans between non-financial enterprises. These circulars may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and violations of these circulars could result in severe monetary or other penalties. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offering to make additional capital contributions or loans to our PRC subsidiaries.”

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

On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. We have requested PRC residents currently holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

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

We adopted two share incentive plans, namely the 2008 Plan and the 2014 Plan. Pursuant to the 2008 Plan, we may issue options, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares to our qualified employees and directors and consultants on a regular basis. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules, and we have completed the registrations of our stock incentive plans with the local SAFE as required by PRC law.

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

Pursuant to the Arrangement Between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, and other applicable PRC regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Hong Kong Tax Treaty. Tarena HK has not obtained the approval for a withholding tax rate of 5% from the local tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong Subsidiary.”

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

In addition, the EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition Criteria and Procedures for Advance and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises,” or HNTEs, will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech, renewed its HNTE certificate in 2012 and again in 2015, and is eligible to enjoy a preferential tax rate of 15% until the end of 2017. Tarena Hangzhou was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014.

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

In November 2011, the Ministry of Finance and the SAT promulgated the Notice on the Pilot Program in Shanghai Replacing BT with VAT in Transportation and Some Modern Service Sectors. Pursuant to this circular and other relevant notices, VAT shall be imposed in lieu of BT in transportation and some modern service sectors firstly in Shanghai starting from January 1, 2012. On August 1, 2013, the VAT Pilot Program was implemented throughout China in transportation and some modern services sectors.  On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax.  On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively.

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

Sponsorship interest

Notes:

(1)	Mr. Shaoyun Han, our founder, chairman and chief executive officer, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our director, owns 30% of the equity interest in Beijing Tarena.
(2)	Mr. Shaoyun Han and Mr. Jianguang Li own 49% and 51% of the equity interest in Shanghai Tarena, respectively.
(3)	Shanghai Tarena is in the process of voluntary winding down.
(4)	Mr. Shaoyun Han is the principal of Weifang Tarena Professional Education School.
(5)	Tarena (Wuhan) Technology Co., Ltd., which is a wholly-owned subsidiary of Tarena Tech, wholly owns Wuhan Tarena Software Co., Ltd., which holds 100% of the sponsorship interest in Wuhan Tarena Professional Education School.
(6)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School, Kunming Tarena Professional Education School, Nanjing Tarena Professional Education School, Shenzhen Bao’an Tarena Professional Education School, Harbin Tarena Professional Education School, Zhengzhou Tarena Professional Education School, Dalian High-Tech Zone Tarena Professional Education School, Shenyang Tarena Times Professional Education School, Zhuhai Tarena Professional Education School, Chengdu High-Tech Zone Tarena Professional Education School, Chengdu Tarena Professional Education School, Wuhan Technology Tarena Professional Education School, Shenzhen Longhua Xinqu Tarena Professional Skills Education School, and Chongqing Nanan Tarena Professional Education School; De Xun Wang is the principal of Guangzhou Tarena Software Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Yue Qin Shen is the principal of Nanjing Weishang Tarena Professional Education School; Jing Liu is the principal of Dalian Shahekou Tarena Accounting Professional Education School.

Because of foreign ownership restriction on Internet content and other value-added telecommunication services in China, we operate our TMOOC.cn website through our consolidated VIE, Beijing Tarena. Beijing Tarena is in the process of applying to add our TMOOC.cn website under the ICP license held by Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder, chairman and chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

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

Spousal Consent Letters

Ms. Ying Sun and Ms. Nan Li executed spousal consent letters. Pursuant to the spousal consent letters, each of Ms. Ying Sun and Ms. Nan Li:

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

D.           Property, Plants and Equipment

We have dual headquarters in China, located in Beijing and Hangzhou. Our principal executive offices in Beijing comprise of approximately 1,319 square meters and accommodate certain of our management and general and administrative activities, as well as our research and development activities. We also have approximately 15,548 square meters in leased classroom space in Beijing. Our principal executive offices and classrooms in Hangzhou comprise of approximately 7,141 square meters of leased space. Our principal executive offices in Hangzhou accommodate certain of our management and general and administrative activities.

In addition to our principal executive offices in Beijing and Hangzhou, we maintain a number of offices, classrooms and student dormitories with an aggregate of approximately 142,786 square meters in 41 cities in the PRC. We lease all of the facilities that we currently occupy from unrelated third parties. Our lease terms range from one to ten years.

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

A.           Operating Results

Overview

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2013, 2014 and 2015, we generated net revenues of US$92.8 million, US$136.2 million and US$189.2 million, respectively. We record tuition fees that we collect in advance as deferred revenues. Our net revenues are presented net of business tax and surcharges.

Number of Student Enrollments

Our ability to generate and increase revenues is primarily driven by our ability to increase the number of student enrollments. The number of our student enrollments is primarily driven by the number and popularity of our course offerings. We evaluate the market demands for our course offerings and open new learning centers to cater to such demands. Our total student enrollments increased from 46,458 in 2013 to 59,960 in 2014 and further to 84,041 in 2015. The total number of our learning centers nationwide grew from 92 as of December 31, 2013 to 118 as of December 31, 2014 and to 134 as of December 31, 2015.

Our total student enrollment is affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2015, our digital art course was the largest course in terms of revenues and number of student enrollments. Since 2012, we have developed and launched seven new courses, as well as two new education programs targeting kids. Java and iOS courses were our second and third largest course in terms of student enrollment for 2015. Our accounting course, launched in the fourth quarter of 2014, has become our fourth largest course in terms of student enrollment for 2015. Expanding our course offerings and programs and diversifying our sources of revenues help protect us from potential reduced student enrollments due to down-turns in certain industries or professions.

Our total student enrollment is also affected by our ability to maintain our cooperative relationships with financing service providers for student loans. A significant portion of our students enrolled in 2015 relied on loans provided or arranged by CreditEase, BOC CFC, RenRenDai and ShiTuDai to pay for our tuition fees. In 2015, approximately 49.3% of our students took out loans provided or arranged by CreditEase, BOC CFC, RenRenDai or ShiTuDai to pay for our tuition fees. Our cooperative agreement with BOC CFC will expire in March, 2017.

Starting from 2011, Chuanbang, a credit-sourcing company in China owned by Mr. Shaoyun Han, our chief executive officer, began to offer person-to-person lending services to our students to help them pay for our tuition fees. In connection with the person-to-person lending services provided by Chuanbang, we serve as a guarantor of the loans taken out by students. We recognized US$90,490, US$18,188 and nil as guarantee fee revenue in 2013, 2014 and 2015, respectively. We have stopped providing guarantees for any new student loan arranged by Chuanbang since April 2013. We have not generated any interest income in connection with the person-to-person lending services provided by Chuanbang.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time and part-time classes for adult students, our standard tuition fees generally range from RMB16,800 (US$2,593) to RMB19,800 (US$3,057) per course. We increased our tuition fees for most of our full-time classes by RMB1,000 (US$154) in 2013, further increased such tuition fees by RMB1,000 (US$154) in 2014 and again increased such tuition fees by RMB1,000 (US$154) in 2015. We also increased our tuition fees for part-time classes by RMB1,000 (US$154) to RMB2,000 (US$309) per course in 2015. For our kid education programs, our standard tuition fees are RMB15,360 (US$2,371). Each kid education program is composed of four levels, with each level consisting of 120 learning hours in one year.

The actual tuition fees of our courses for adult students may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges. We generally offer a discount of approximately RMB4,000 (US$617) per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2015, we recruited approximately 16.2% of our students from these universities and colleges.

Our tuition fees of our courses for adult students are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also allow qualified students to pay our tuition fees within a period of time after graduation. We generally charge RMB1,000 (US$154) higher in tuition fees to students electing to pay in multiple payments within two months of enrollment and charge RMB3,000 (US$463) higher in tuition fees to students qualified and electing to pay in installments post graduation, as compared to students who elect to pay in full upfront. Our tuition fees for Tongcheng and Tongmei education programs are required to be fully paid up-front.

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

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(in thousands of US$, except percentages)
Personnel cost and welfare	11,109	12.0	14,409	10.6	19,809	10.5
Rental cost	8,668	9.3	11,263	8.3	15,727	8.3
Others	9,291	10.0	13,408	9.8	18,034	9.5
Total cost of revenues	29,068	31.3	39,080	28.7	53,570	28.3

Our cost of revenues is primarily affected by the number of our learning centers. We had a total of 92, 118 and 134 learning centers as of December 31, 2013, 2014 and 2015, respectively. Our cost of revenues as a percentage of net revenues was 31.3%, 28.7% and 28.3% in 2013, 2014 and 2015, respectively. We expect our cost of revenues to continue to increase as we plan to open more learning centers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(in thousands of US$, except percentages)
Selling and marketing expenses	30,252	32.6	42,562	31.2	61,824	32.7
General and administrative expenses	16,224	17.6	29,948	22.0	40,359	21.3
Research and development expenses	3,807	4.1	5,446	4.0	8,113	4.3
Total operating expenses	50,283	54.3	77,956	57.2	110,296	58.3

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

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2015.

China

Pursuant to the EIT Law and its Implementation Rules, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech qualified as a HNTE under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to the end of 2017. Tarena Hangzhou was established in 2013 and qualified as a “newly established software enterprise”, which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Certain of our subsidiaries qualified as “Small Profit Enterprises” in 2013, 2014 and 2015, and therefore are subject to the preferential income tax rate of 20%. Subject to the approvals from the tax authorities in certain locations in the PRC, our subsidiaries and consolidated VIEs that are based in these locations are required to use the deemed profit method to determine their income tax. Under the deemed profit method, these subsidiaries are subject to income tax at 25% on its deemed profit which is calculated based on revenues less deemed expenses equal to 85% to 90% of revenues.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2015, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2015, as defined in the PCAOB Audit Standard No. 2. The material weakness identified related to the insufficient review over system extracted data for tuition fees calculation during transitional period of system upgrade. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting, as they will be required to do under the Section 404 of the Sarbenes-Oxley Act of 2002. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our control deficiencies, we have reinforced the oversight and review procedure over the data extraction. We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act of 2002, which will take place in the fiscal year ending December 31, 2016 if certain conditions are met.

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

Long-lived assets

Our long-lived assets include property and equipment. We depreciate our property and equipment using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment, including the salvage values, in order to determine the amount of depreciation expense to be recorded during each reporting period. We amortize leasehold improvements of our learning center facilities and offices over the shorter of the lease term or the estimated useful life of the assets. We estimate the useful lives of our other property and equipment at the time the assets are acquired based on historical experience with similar assets, as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may be shortened, which would result in the recognition of increased depreciation expense in future periods. There has been no change to the estimated useful lives or salvage values of our property and equipment in 2013, 2014 and 2015.

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

No impairment on our long-lived assets was recognized in 2013, 2014 and 2015.

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

Share options granted prior to initial public offering

From January 1, 2004 to February 20, 2014, our board of directors has granted the following options to our executive officers and employees:

	Number of Options	Exercise Price (US$)	Fair Value of Ordinary Shares (US$)
Grant date
Prior to January 1, 2012	7,117,020	0.058-1.00	0.04-0.83
January 1, 2013	2,029,386	1.83	3.75
September 16, 2013	488,424	1.83	5.69
February 20, 2014	1,805,784	1.83-4.36	8.60

Prior to our initial public offering in April 2014, we did not have quoted market prices for our ordinary shares. Accordingly we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. We have followed the “Level B” recommendation, and established the fair value of our ordinary shares at the dates of grant using a retrospective valuation for valuation dates prior to September 2013 with the assistance of an independent valuation firm. We obtained a retrospective valuation instead of contemporaneous valuation for valuation dates prior to September 2013, because at that time, our financial and managerial resources were limited. The valuation as of September 16, 2013 and February 20, 2014 was prepared on contemporaneous basis. We are ultimately responsible for all the fair value measurements in relation to the options and ordinary shares.

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

For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Options Granted In
	2011		2012	2013		2014
Expected volatility		45-46%	—		52%		52%
Expected dividends yield		0%	—		0%		0%
Exercise multiple		2.2	—		2.2		2.2
Risk-free interest rate per annum		3.89%-3.93%	—		2.27%-3.38%		3.81%
Estimated fair value of underlying ordinary shares (per share)	US$	0.63-0.83	—	US$	3.75-5.69	US$	8.60

For the purpose of determining the estimated fair value of our share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions since we are a privately-held company when we granted these share options.

Since we did not have a trading history at the time the share options were granted and we did not have sufficient share price history to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public traded companies engaged in the similar industry.

Share options granted after initial public offering

From March 1, 2015 to December 6, 2015, our board of directors has granted the following options to our executive officers and employees:

	Number of Options	Exercise Price (US$)	Fair Value of Ordinary Shares (US$)
Grant date
March 1, 2015	452,233	1.00-4.36	11.40
April 1, 2015	10,000	4.36	9.44
May 1, 2015	516	1.00	12.12
July 1, 2015	104,981	1.00-4.36	12.85
August 1, 2015	22,396	1.00	11.82
October 1, 2015	24,785	0.89-1.00	9.28
December 6, 2015	713	1.00	11.37

On June 16, 2015, Mr. Shaoyun Han exercised 2,439,014 share options to purchase 2,439,014 Class A ordinary shares. Mr. Shaoyun Han remitted US$2,783,957 to us on August 4, 2015.

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

For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Options Granted In 2015
Expected volatility		62.3%-70.9%
Expected dividends yield		0%
Exercise multiple		2.0
Risk-free interest rate per annum		2.68%-2.99%
The fair value of underlying ordinary shares (per share)	US$	9.28-12.85

The fair values of underlying ordinary shares are closing prices of our stock traded in the open market as of each grant date. For the purpose of determining the estimated fair value of our share options, we believe the expected volatility is the most critical assumption.

Since we did not have sufficient share price history, expected volatility of our future ordinary share price was estimated with reference to the price volatility of the shares of comparable public traded companies engaged in the similar industry.

Income taxes

The realization of the future tax benefits of deferred income tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized and any tax planning strategies. In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. All available evidence must be considered in determining the realizability of the deferred income tax assets. Such evidence includes, but is not limited to, the financial performance of subsidiaries and consolidated VIEs, the market environment in which these entities operate, the utilization of past tax credits, and the length of relevant carryforward periods. Sufficient negative evidence, such as a cumulative net loss during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred income tax assets. In view of cumulative losses sustained by our PRC subsidiaries and consolidated VIEs, valuation allowances of US$0.60 million, US$2.35 million and US$3.10 million were provided as of December 31, 2013, 2014 and 2015, respectively. If, in the future, taxable incomes are available for each tax-paying component, the valuation allowances against our deferred income tax assets may be adjusted.

In order to assess uncertain tax positions, we adopt a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. The unrecognized tax benefits were US$3.1 million, US$6.0 million and US$8.2 million as of December 31, 2013, 2014 and 2015, respectively. No interest and penalty expenses were recorded for the years ended December 31, 2013, 2014 and 2015.

Recently Issued Accounting Policies

The Financial Reporting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from contracts with customers, which deferred the effective date of ASU 2014-19. The new standard is effective for annual reporting periods beginning after December 15, 2017. We will implement the provisions of ASU 2014-09 as of January 1, 2018. We have not yet determined the impact of the new standard on our current policies for revenue recognition.

In 2015, we elected to early adopt the ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. We adopted this new guidance retrospectively. As a result of adoption of this guidance, we reclassified current deferred income tax assets in the amount of US$2.1 million to other noncurrent assets as of December 31, 2014. There was no impact on results of operations or cash flows as a result of this guidance.

The FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases, in February 2016. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease (one with an accounting lease term of 12 months or less). All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. We have not yet determined the impact of the new standard on our current policies for leases.

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

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of Net Revenues	US$	% of Net Revenues	US$	% of Net Revenues
	(in thousands of US$, except percentages)
Net revenues	92,834	100.0	136,204	100.0	189,190	100.0
Cost of revenues(1)	(29,068)	(31.3)	(39,080)	(28.7)	(53,570)	(28.3)
Gross profit	63,766	68.7	97,124	71.3	135,620	71.7
Operating expenses(1):
Selling and marketing	(30,252)	(32.6)	(42,562)	(31.2)	(61,824)	(32.7)
General and administrative	(16,224)	(17.6)	(29,948)	(22.0)	(40,359)	(21.3)
Research and development	(3,807)	(4.1)	(5,446)	(4.0)	(8,113)	(4.3)
Operating income	13,483	14.4	19,168	14.1	25,324	13.4
Interest income	1,541	1.7	4,360	3.2	6,863	3.6
Foreign exchange gain (loss)	—	—	1,197	0.9	(4,738)	(2.5)
Other income	1,294	1.4	2,371	1.7	1,897	1.0
Income before income taxes	16,318	17.5	27,096	19.9	29,346	15.5
Income tax expense	(2,271)	(2.4)	(2,405)	(1.8)	(637)	(0.3)
Net income	14,047	15.1	24,691	18.1	28,709	15.2

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2013	2014	2015
	(in thousands US$)
Cost of revenues	17	57	107
Selling and marketing expenses	45	169	315
General and administrative expenses	654	3,627	4,541
Research and development expenses	48	210	325

The Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Net revenues

Our net revenues increased by 38.9% from US$136.2 million in 2014 to US189.2 million in 2015. This increase was primarily due to increased student enrollments and higher average revenue per student. The number of total student enrollments grew by 40.2% from 59,960 in 2014 to 84,041 in 2015. The number of our student enrollments is primarily driven by the number and popularity of our course offerings and programs. We experienced significant increase in student enrollment for our new courses in the past few years, such as digital art, iOS and accounting. The number of our learning centers increased from 118 as of December 31, 2014 to 134 as of December 31, 2015 to cater to the increased demand for our courses. The increase in our average revenue per student was primarily a result of our tuition fees increase in 2015 and the decrease in the percentage of our students recruited through our network of cooperative universities and colleges. In 2015, we raised the standard tuition fees on most of our courses by RMB1000 (US$161) per course. We generally offer a discount of approximately RMB4,000 (US$617) per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2015, the percentage of our students recruited from our network of cooperative universities and colleges was approximately 16%, as compared with 18% in 2014.

Cost of Revenues

Our cost of revenues increased by 37.1% from US$39.1 million in 2014 to US$53.6 million in 2015. This increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers, higher rental cost resulting from increased number of learning centers and expansion of existing learning centers, as well as higher depreciation expenses for our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 1,378 as of December 31, 2014 to 1,729 as of December 31, 2015. The number of our learning centers increased from 118 as of December 31, 2014 to 134 as of December 31, 2015.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 39.6% from US$97.1 million in 2014 to US$135.6 million in 2015. Our gross profit margin increased from 71.3% in 2014 to 71.7% in 2015. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Our overall center utilization rate in 2015 increased to 73% from 71% in 2014.

Operating Expenses

Our operating expenses increased by 41.5% from US$78.0 million in 2014 to US$110.3 million in 2015 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 45.3% from US$42.6 million in 2014 to US$61.8 million in 2015. This increase was partially due to increased personnel cost and welfare expenses related to growth in our selling and marketing headcount from 1,773 as of December 31, 2014 to 2,300 as of December 31, 2015. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from US$19.1 million in 2014 to US$29.3 million in 2015. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from US$16.7 million in 2014 to US$24.3 million in 2015, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 34.8% from US$29.9 million in 2014 to US$40.4 million in 2015 primarily due to higher personnel costs and welfare expenses for our increased headcount of general and administrative personnel, from 742 as of December 31, 2014 to 1,015 as of December 31, 2015 to support our growing operations, higher bad debt allowance associated with our post-graduation tuition installment payment option for qualified students enrolled from 2010 to 2014 and higher share-based compensation expenses, which increased from US$3.6 million in 2014 to US$4.5 million in 2015.

Research and Development Expenses

Our research and development expenses increased by 49.0% from US$5.4 million in 2014 to US$8.1 million in 2015 primarily due to increased personnel costs and welfare expenses of our instructors allocated to their content development activities for our new courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Interest Income

Our interest income increased from US$4.4 million in 2014 to US$6.9 million in 2015. Our interest income in both periods consisted of interest earned on our cash and time deposits deposited in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in interest income was primarily due to higher tuition interest income in relation to our installment payment plan for students and higher bank deposits generated ultimately from operating activities.

Income Tax Expense

Our income tax expense decreased by 73.5% from US$2.4 million in 2014 to US$0.6 million in 2015. The decrease was mainly due to a decrease in the effective income tax rate to 2.2% in 2015 from 8.9% in 2014, partially offset by higher taxable income. The decrease in the effective income tax rate was primarily due to a tax holiday enjoyed by Tarena Hangzhou as a “newly established software enterprise”, as well as more profit before tax being generated by this tax-exempt subsidiary.

The effective income tax rate of 8.9% in 2014 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the tax holiday enjoyed by Tarena Hangzhou and (iii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

The effective income tax rate of 2.2% in 2015 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the tax holiday enjoyed by Tarena Hangzhou and (iii)  the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

Net Income

As a result of the foregoing, our net income increased by 16.3% from US$24.7 million in 2014 to US$28.7 million in 2015.

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

General and Administrative Expenses

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

Research and Development Expenses

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

The effective income tax rate of 8.9% in 2014 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the tax holiday enjoyed by Tarena Hangzhou and (iii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

Net Income

As a result of the foregoing, our net income increased by 75.8% from US$14.0 million in 2013 to US$24.7 million in 2014.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. As of December 31, 2015, we had US$189.1 million in cash, cash equivalents, restricted time deposits and time deposits and we had no bank borrowings. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash of our consolidated VIEs, in the amount of US$0.2 million as of December 31, 2015, can be used only to settle obligations of our consolidated VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased, while the time deposits that mature over one year as of the balance sheet date are included in non-current assets. Restricted time deposits represent deposits not readily available to us. Restricted time deposits as of December 31, 2015 mainly represented cash pledged as security for a bank line of credit, which line of credit was not drawn by us and expired by March 9, 2016. The pledge was also terminated on March 9, 2016.

We believe that our current cash, cash equivalents, time deposits, restricted time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See Cash, cash equivalents, time deposits and restricted time deposits under Note 2(d) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents, time deposits and restricted time deposits were held as of December 31, 2015.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	(US$ in thousands)
Net cash provided by operating activities	29,706	28,460	55,843
Net cash used in investing activities	(19,537)	(119,459)	(11,615)
Net cash provided by (used in) financing activities	(591)	106,472	(4,132)
Net increase in cash and cash equivalents	9,942	16,521	36,485
Cash and cash equivalents at the beginning of the year	16,197	26,139	42,660
Cash and cash equivalents at end of the year	26,139	42,660	79,145

Operating Activities

Net cash provided by operating activities increased to US$55.8 million in 2015 from US$28.5 million in 2014, primarily due to an increase of approximately US$62.6 million in cash collected from our students in 2015, a decrease of approximately US$0.2 million in income tax payment and proceeds from tax refund of approximately US$0.2 million in 2015, which were partially offset by an increase of approximately US$35.7 million in cash operating expenditures.

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

Investing Activities

We lease all of our facilities. Our cash used in investing activities is primarily related to investments in time deposits and short-term financial products, purchase of property and equipment and leasehold improvements.

Net cash used in investing activities was US$11.6 million in 2015, consisting of purchase of short-term investment of approximately US$151.8 million, purchase of time deposits of approximately US$102.6 million, purchase of property and equipment, including computers and servers, of approximately US$16.1 million in connection with the expansion of our network of learning centers, and payment for long-term investment of approximately US$4.0 million; and partially offset by the maturity of short-term investment of approximately US$151.8 million, and maturity of time deposits of approximately US$110.9 million.

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

Financing Activities

Net cash used in financing activities in 2015 was US$4.1 million, which was primarily attributable to the payment for repurchase of treasury stock under a share repurchase plan in the amount of US$7.7 million, and partially offset by proceeds from Issuance of Class A ordinary shares in connection with exercise of share options of US$3.6 million.

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

Capital Expenditures

Our capital expenditures are primarily related to leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were US$9.1 million, US$8.0 million and US$16.1 million in 2013, 2014 and 2015, respectively. We intend to continue to lease facilities for our learning centers in order to allocate our capital resources cost-efficiently. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We expect our capital expenditures will continue to be significant for the near future as we continue to expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, restricted time deposits, time deposits and anticipated cash flow from operations.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2015, we had US$10.3 million in statutory surplus reserves that are not distributable as cash dividends. Our PRC subsidiaries have not historically paid any dividends to our offshore entities from their accumulated profits. However, we do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are only required to set aside an additional US$10.5 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries as of December 31, 2015. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2015, we had US$1.3 million in statutory development fund that are not distributable as cash dividends.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS, TMOOC.cn and the various services that we provide to our students. We manage our lecture delivery system, TTS and TMOOC.cn using a combination of commercially available software, hardware systems and proprietary technology. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

We have developed our CRM software in-house to manage our student and corporate employer information, as well as to integrate our key administrative functions. We rely on our internal IT resources to upgrade the CRM system as needed.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were US$3.8 million, US$5.4 million and US$8.1 million in 2013, 2014 and 2015, respectively.

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

As of December 31, 2015, we had registered 215 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech holds 17 registered software copyrights, 35 trademarks and 213 registered domain names including www.tedu.cn. Beijing Tarena holds the domain name TMOOC.cn.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

Starting from 2011, Chuanbang, a credit-sourcing company in China owned by Mr. Shaoyun Han, our chief executive officer, began to offer person-to-person lending services to our students to help them pay for our tuition fees. Under the person-to-person lending service, we serve as the guarantor of the loans taken out by students. Starting from April 2013, we had stopped providing guarantees for any new student loans arranged by Chuanbang. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Shareholders and Affiliates—Transactions with Chuanbang.” As of December 31, 2013, 2014 and 2015, our maximum exposure to guarantees of student loans obtained through Chuanbang was US$4.4 million, US$0.2 million and nil, respectively.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment due by December 31,
	Total	2016	2017	2018	2019	2020	2021 and thereafter
	(in thousands of US$)
Operating lease commitments(1)	56,061	14,827	13,604	9,071	6,367	4,217	7,975

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

G.	Safe Harbor

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our expectations regarding demand for and market acceptance of our courses;

•	our ability to retain and increase our student enrollments;

•	our ability to maintain and increase the utilization rate of our learning centers;

•	our ability to offer new courses in existing and new subject areas;

•	our ability to replicate the success and growth of our adult education services to the kid education market;

•	our ability to maintain and increase the tuition fees of our courses;

•	our ability to deepen and expand our corporate employer relationships;

•	our ability to maintain our relationships with universities and colleges;

•	our future business development, results of operations and financial condition;

•	the expected growth of, and trends in, the markets for our services in China;

•	relevant government policies and regulations relating to our corporate structure, business and industry; and

•	assumptions underlying or related to any of the foregoing.

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

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	45	Founder, chairman and chief executive officer
Jianguang Li	51	Director
Yongji Sun	51	Independent director
Xiaosong Zhang	52	Independent director
Ya-Qin Zhang	50	Independent director
Yuduo Yang	41	Chief financial officer
Ying Sun	39	Vice president
Yi Li	40	Vice president
Yinan Qi	37	Vice president

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

Jianguang Li has served as our director since January 2004. Mr. Li has been a partner of IDG Capital Partners since March 2006, responsible for providing venture capital and private equity investment-related advice. Between 1999 and 2006, Mr. Li served as a vice-president of IDG Technology Venture Investment Inc. Prior to joining IDG in 1999, Mr. Li worked in Crosby Assets Management Limited as an investment manager. Mr. Li has been a non-executive director of China Binary Sale Technology Limited, a company listed on the Hong Kong Stock Exchange, since April, 2015. Mr. Li received a bachelor’s degree in management from Peking University and a master’s of science degree from the University of Guelph.

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

Yuduo Yang has served as our co-chief financial officer since November 2015 and as our chief financial officer since April 2016. Prior to joining us, Mr. Yang was a vice president at Beijing Fengshun Lubao Car Auction Company Limited from March 2015 to November 2015. From December 2013 to October 2014, Mr. Yang was a finance director at Bybon Group Company Limited. From June 2010 to December 2013, Mr. Yang was a finance director at South Beauty Group, a well-known restaurant chain operator in China. Prior to that, Mr. Yang was a finance manager at Google and Lucent Technologies from December 2007 to May 2010, and from April 2005 to November 2007, respectively, and an auditing manager at KPMG Beijing Office from July 1997 to April 2005. Mr. Yang received a bachelor's degree in economics from Renmin University of China, as well as an MBA degree from Fordham University.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately US$753 thousand in cash to our executive officers, and we paid an aggregate of US$130 thousand in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

Under the 2008 Plan, the maximum aggregate number of shares which may be issued is 8,184,990. As of March 31, 2016, options to purchase 2,747,621 Class A ordinary shares are issued and outstanding, and there are 143,349 Class A ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

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

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2014 Plan was 1,203,402 as of January 1, 2016. As of March 31, 2016, options to purchase 2,001,710 Class A ordinary shares are issued and outstanding under the 2014 Plan and 25,000 restricted share units were granted and outstanding under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

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

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of March 31, 2016, the outstanding options granted to our directors and executive officers under our share plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	*	1.000	August 26, 2011	September 21, 2023
	663,490	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	558,424	1.830	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
Jianguang Li	*	0.058	January 1, 2004	September 21, 2023
Yongji Sun	—
Xiaosong Zhang	—
Ya-Qin Zhang	—
Yuduo Yang	—
Ying Sun	*	0.058	September 1, 2005	September 21, 2023
	*	0.058	February 1, 2007	September 21, 2023
	*	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	1.000	March 1, 2015	February 28, 2025
	*	1.000	January 1, 2016	December 31, 2026
Yi Li	*	0.890	March 1, 2009	September 21, 2023
	*	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	4.360	July 1, 2015	June 30, 2025
	*	1.000	January 1, 2016	December 31, 2025
Yinan Qi	*	0.890	June 1, 2009	September 21, 2023
	*	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	1.000	March 1, 2015	February 28, 2025
	*	4.360	July 1, 2015	June 30, 2025
	*	1.000	January 1, 2016	December 31, 2025
Total	2,304,665

*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares as of March 31, 2016.

The following table summarizes, as of March 31, 2016, the outstanding restricted share units we granted to our directors and executive officers under the 2014 Plan.

Name	Number of Class A Ordinary Shares Underlying Restricted Share Units	Date of Grant
Shaoyun Han	—
Jianguang Li	—
Yongji Sun	*	April 3, 2015
Xiaosong Zhang	*	April 3, 2014
	*	April 3, 2015
Ya-Qin Zhang	*	April 3, 2014
	*	April 3, 2015
Yuduo Yang	—
Ying Sun	—
Yi Li	—
Yinan Qi	—
Total	*

*	Less than 1% of our total outstanding shares as of March 31, 2016.

As of March 31, 2016, other individuals as a group hold outstanding options to purchase a total of 2,444,666 Class A ordinary shares of our company, with exercise prices ranging from US$0.058 to US$4.36 per share.

C.	Board Practices

Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company. Subject to the rules of the NASDAQ Global Select Market and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The board may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There is no age limit requirement for directors. The service agreements between us and the directors do not provide benefits upon termination of their services.

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

We had a total of 3,104, 3,904 and 5,066 employees as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had 474 employees in Beijing, 348 employees in Hangzhou and 4,244 employees in other areas within China. The following table sets forth the number of our employees, categorized by function, as of December 31, 2015:

Functions	Number of Employees
Teaching and content development	1,255
Selling and marketing	2,300
Career development	308
Employer cooperation	188
General and administration	1,015
Total	5,066

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 55,718,419 ordinary shares outstanding as of March 31, 2016, comprising of 45,143,523 Class A ordinary shares and 10,574,896 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as- converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Shaoyun Han(1)	9,352,302	7,206,059	16,558,361	29.4	53.8
Jianguang Li(2)	*	—	*	*	*
Yongji Sun(3)	*	—	*	*	*
Xiaosong Zhang(4)	*	—	*	*	*
Ya-Qin Zhang(5)	*	—	*	*	*
Yuduo Yang	—	—	—	—	—
Ying Sun	*	—	*	*	*
Yinan Qi	*	—	*	*	*
Yi Li	*	—	*	*	*
All directors and executive officers as a group	10,093,438	7,206,059	17,299,497	30.6	54.1
Principal and Selling Shareholders:
KKR funds(6)	16,598,480	7,206,059	23,804,539	42.3	58.5
Goldman Sachs funds(7)	5,457,426	—	5,457,426	9.8	3.6
IDG funds(8)	—	3,368,837	3,368,837	6.0	22.3
Learningon Limited(9)	500,000	6,060,000	6,560,000	11.8	40.5
Connion Capital Limited(10)	4,413,288	—	4,413,288	7.8	2.9
Techedu Limited(11)	2,439,014	1,146,059	3,585,073	6.4	9.2

Notes:

*	Less than 1%.

**	Except for Mr. Jianguang Li, Mr. Yongji Sun, Mr. Xiaosong Zhang and Mr. Ya-Qin Zhang, the business address of our directors and executive officers is Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, 100098, PRC.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 6,060,000 Class B Ordinary Shares held by Learningon Limited, (ii) 1,146,059 Class B Ordinary Shares held by Techedu Limited, (iii) 2,439,014 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 304,604 Class A Ordinary Shares held by Connion Capital Limited, (vi) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vii) 500,000 restricted ADSs representing 500,000 Class A Ordinary Shares held by Learningon Limited, and (viii) 514,245 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of March 31, 2016. Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. The registered office address of each of Connion, Learningon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)	Mr. Li is a director of our company jointly appointed by IDG Technology Venture Investments, L.P. and IDG Technology Venture Investment III, L.P. The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.

(3)	The business address of Mr. Sun is Grand Palace B12, 5 Hui-zhong Road, Chaoyang District, Beijing, 100101, PRC.

(4)	The business address of Mr. Zhang is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing, PRC.

(5)	The business address of Mr. Zhang is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085 PRC.

(6)	Consists of (i) 6,826,263 Class A ordinary shares held by Talent Fortune Investment Limited, a Cayman Islands company, as of July 14, 2015 (as reported in a Schedule 13D amendment filed by KKR & Co. L.P. on July 23, 2015) and (ii) 9,772,217 Class A ordinary shares and 7,206,059 Class B ordinary shares beneficially owned by Mr. Shaoyun Han as of March 31, 2016 as a result of a convertible bond purchase agreement entered into among, inter alia, Talent Fortune Investment Limited and Mr. Shaoyun Han on July 14, 2015. Talent Fortune Holdings Limited is the sole shareholder of Talent Fortune Investment Limited. KKR China Growth Fund L.P. is the controlling member of Talent Fortune Holdings Limited. KKR Associates China Growth L.P. is the sole general partner of KKR China Growth Fund L.P.. KKR China Growth Limited is the sole general partner of KKR Associates China Growth L.P. KKR Fund Holdings L.P is the sole shareholder of KKR Associates China Growth L.P. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Messrs. Henry R. Kravis and George R. Roberts. The business address of Talent Fortune Investment Limited is c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2016.

(7)	The number of ordinary shares beneficially owned is as of December 31, 2015, as reported in a Schedule 13G amendment filed by Goldman Sachs Asset Management, L.P. on February 16, 2016, and consists of (i) 2,728,713 ADSs, representing 2,728,713 Class A ordinary shares, held by Global Long Short Partners Master LP and (ii) 2,728,713 ADSs, representing 2,728,713 Class A ordinary shares, held by Global Private Opportunities Partners Holdings LP. The general partner of Global Long Short Partners Master LP is Goldman Sachs Investment Partners GP, LLC, and the investment manager of Global Long Short Partners Master LP is GS Investment Strategies, LLC. Goldman Sachs Investment Partners GP, LLC and GS Investment Strategies, LLC are wholly owned by The Goldman Sachs Group, Inc. The business address of Global Long Short Partners Master LP is 200 West Street, NY, NY 10282. The general partner of Global Private Opportunities Partners Holdings LP is Goldman Sachs Investment Partners Private Opportunities Advisors, L.L.C., and the investment manager of Global Private Opportunities Partners Holdings LP. is GS Investment Strategies, LLC. Goldman Sachs Investment Partners Private Opportunities Advisors, L.L.C. and GS Investment Strategies, LLC are wholly owned by The Goldman Sachs Group, Inc. The business address of Global Private Opportunities Partners Holdings LP. is 200 West Street, NY, NY 10282. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2016. The percentage ownership in terms of total ordinary shares on an as-converted basis held by Goldman Sachs funds decreased from 20.8% as of December 31, 2014 to 9.8% as of December 31, 2015.

(8)	The number of ordinary shares beneficially owned is as of December 31, 2015, as reported in a Schedule 13G amendment filed by Ho Chi Sing on February 1, 2016, and consists of (i) 1,679,647 Class B ordinary shares held by IDG Technology Venture Investments, L.P. and (ii) 1,689,190 Class B ordinary shares held by IDG Technology Venture Investment III, L.P. IDG Technology Venture Investments, L.P. is a Delaware limited partnership which is controlled by IDG Technology Venture Investments, LLC, its general partner. IDG Technology Venture Investments, LLC is controlled by its two managing members: Mr. Quan Zhou and Mr. Chi Sing Ho. The business address of IDG Technology Venture Investments, L.P. is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. IDG Technology Venture Investment III, L.P. is a Delaware limited partnership which is controlled by IDG Technology Venture Investment III, LLC, its general partner. IDG Technology Venture Investment III, LLC is controlled by its two managing members: Mr. Quan Zhou and Mr. Chi Sing Ho. The business address of IDG Technology Venture Investment III, L.P. is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2016. The percentage ownership in terms of total ordinary shares on an as-converted basis held by IDG funds decreased from 12.8% as of December 31, 2014 to 6.0% as of December 31, 2015.

(9)	Represents (i) 6,060,000 Class B ordinary shares and (ii) 500,000 restricted ADSs representing 500,000 Class A ordinary shares. The registered office address of Learingon Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learingon Limited is ultimately owned by Mr. Shaoyun Han through a trust.

(10)	The registered office address of Connion Capital Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion Capital Limited is ultimately owned by Mr. Shaoyun Han through a trust.

(11)	Represents (i) 2,439,014 Class A ordinary shares and (ii) 1,146,059 Class B ordinary shares.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2014. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of March 31, 2016, 32,910,254 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 72.9% of our total issued and outstanding Class A ordinary shares as of such date. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. As of March 31, 2016, 3,368,837 of our Class B ordinary shares are held by one record holder in the United States, representing 31.9% of our total issued and outstanding Class B ordinary shares as of such date.

For options and restricted share unit granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with our VIEs

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Chuanbang. Starting from the second half of 2011, Chuanbang, a company owned by our chief executive officer, Mr. Shaoyun Han, began to offer person-to-person lending to enable qualified students to borrow unsecured loans from unrelated individuals to pay for our tuition fees. Under the person-to-person lending service offered by Chuanbang to students enrolled prior to January 1, 2014, a student enters into a loan agreement with Mr. Han, as the designated representative of Chuanbang, to borrow an amount equal to our tuition fees. Mr. Han then assigns the existing loan agreement to an unrelated individual lender identified by Chuanbang, or the person-to-person lender, with us serving as the guarantor of the loan to the student. Upon the receipt of cash from the person-to-person lenders, Mr. Han remits the cash to us directly on behalf of the student for the payment of such student’s tuition fees. Chuanbang services the student loans by collecting repayments on behalf of the person-to-person lenders from students, made to an account opened in the name of Mr. Han. The “interest spread” between (i) the interest rate under the loan agreement between the student and Mr. Han and (ii) the “anticipated annual yield” under the assignment agreement between Mr. Han and the person-to-person lender represents compensation for Chuanbang’s estimated costs incurred in originating and servicing the student loans, plus the amount payable to us for guaranteeing the student loans. Chuanbang ceased offering loan services to our students enrolled since January 1, 2014.

As of December 31, 2015, our maximum exposure to guarantees of student loans was nil. All the third-party lenders were repaid and our guarantee was released by March 15, 2015. Starting from April 2013, we had stopped providing guarantees for any new student loans arranged by Chuanbang, thus no guarantee fee revenue was recognized in 2015. The estimated amount of the loss contingency related to the guarantee was immaterial as of December 31, 2015.

Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 6%~12% of the amount collected. The staff of Chuanbang includes our former employees who joined Chuanbang in July 2013. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fees were US$0.1 million and US$0.3 million for 2014 and 2015, respectively.

Transactions with an Executive of KKR. An entity owned by an executive of KKR transferred US$230,000 to us in order for us to fund our share repurchase in September 2015, and we repaid such amount in October 2015.

Registration Rights

Registration Rights Granted in 2011

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

Registration Rights Granted in 2015

We entered into a registration rights agreement with Talent Fortune Investment Limited, or KKR, an affiliate of KKR & Co. L.P., on July 17, 2015, pursuant to which we granted certain registration rights to KKR. Set forth below is a description of the registration rights granted under the agreement.

Securities Act Registration on Request. Upon a written request from KKR, we must use reasonable best efforts to effect a registration under the Securities Act covering the registrable securities requested by KKR to register.

However, we are not obligated to effect more than a total of three registration requests and at least a period of 180 days shall have elapsed since the previous registration request and the previous registration in which KKR had an opportunity to participate pursuant to its piggyback registration rights. ..

Piggyback Registration Rights. If we propose to register our securities under the Securities Act, subject to limited exceptions, we must offer KKR an opportunity to include in that registration all or any part of its registrable securities. The managing underwriter of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Postponements. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially adversely affect us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Expenses of Registration. We will pay all expenses relating to any requested or piggyback registration, with certain limited exceptions.

Termination of Obligations. Our obligations under this registration rights agreement shall terminate when all registrable shares of KKR could be sold without restriction under Rule 144(e) under the Securities Act within a 90-day period.

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

Dividend Policy

We have not previously paid cash dividends. On March 7, 2016, we declared a cash dividend of US$0.15 per ordinary share. Holders of our ADS, each representing one ordinary share, are accordingly entitled to the cash dividend of $0.15 per ADS. The cash dividend will be paid on or about May 30, 2016 to shareholders of record as of the close of trading on April 6, 2016. The aggregate amount of cash dividends to be paid is approximately US$8.6 million, which will be funded by surplus cash on our balance sheet.

We are a holding company incorporated in the Cayman Islands. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Subject to our ongoing financial performance, cash position, budget and business plan and market conditions, we may, on an annual basis, consider paying a special dividend. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.          THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Select Market since April 3, 2014 under the symbol “TEDU.” Update until April 19, 2016 (starting from April 3, 2014), the trading price of our ADSs on the NASDAQ Global Select Market ranged from US$6.54 to US$15.85 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated below.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since April 3, 2014)	15.85	6.54
2015	14.83	6.65
Quarterly Highs and Lows
Second Quarter 2014 (since April 3, 2014)	14.23	6.54
Third Quarter 2014	15.85	11.12
Fourth Quarter 2014	14.40	10.17
First Quarter 2015	12.50	9.26
Second Quarter 2015	14.83	9.28
Third Quarter 2015	13.31	6.65
Fourth Quarter 2015	11.45	8.89
First Quarter 2016	11.38	8.28
Monthly Highs and Lows
October 2015	10.41	8.89
November 2015	11.00	9.21
December 2015	11.45	10.33
January 2016	10.27	8.58
February 2016	10.65	8.28
March 2016	11.38	9.92
April 2016 (through April 19, 2016)	11.61	10.56

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Select Market under the symbol “TEDU” since April 3, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.           ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision) insofar as they relate to the material terms of our ordinary shares.

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

The following summary of certain Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under other federal, state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC counsel.

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

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. Tarena HK has not obtained the approval for a withholding tax rate of 5% from the local tax authority.

The State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of passive assets (including property producing passive income) and net foreign currency gains. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Based on our current income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2015 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2016 or in the foreseeable future.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution received during a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by such U.S. Holder during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As discussed above under “Dividends”, dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the IRS. U.S. Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisor regarding the applicability of this tax to their income and gains in respect of an investment in our ADSs or ordinary shares.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. An individual U.S. Holder may be subject to penalties if such U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and United States backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or that are otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange loss of US$4.7 million in 2015. In January 2016, we entered into a forward foreign currency contracts with China Merchants Bank Co., Ltd. The notional amounts of the forward foreign currency contracts were RMB564.1 million (US$87.1 million) and the settlement date will be on May 19, 2016.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB111.6 million (US$17.2 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2015.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2015, we did not receive any payment from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-19419) in relation to the initial public offering of 15,300,000 ADSs representing 15,300,000 of our Class A ordinary shares, at an initial offering price of US$9.00 per ADS. We offered and sold 11,500,000 ADSs and the selling shareholders offered and sold 3,800,000 ADSs in our initial public offering. Our initial public offering closed in April 2014. Goldman Sachs (Asia) L.L.C. and Credit Suisse Security (USA) LLC were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold were US$137.7 million.

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

For the period from April 2, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2015, we invested the net proceeds from our initial public offering in term deposits and still intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses.

ITEM 15.          CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the chief executive officer and chief financial officer concluded that our company’s disclosure controls and procedures were ineffective as of December 31, 2015 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2015 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly presents our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2015. This assessment identified one material weakness related to insufficient review over system extracted data for tuition fees calculation during transitional period of system upgrade.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Changes in Internal Control over Financial Reporting

We have adopted the following measures during the year ended December 31, 2015, which effectively improved our internal controls over financial reporting in areas subject to significant estimates. We have (i) provided on-going training to our accounting and operating personnel across different subsidiaries to improve their accounting knowledge; (ii) developed, and would continue to update as needed, accounting policies and procedures over both routine and non-routine transactions (iii) reinforced the oversight and review procedure over high risk areas subject to significant estimates and judgements.

Notwithstanding the foregoing, during the audit of our consolidated financial statements as of and for the year ended December 31, 2015, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2015. The material weakness identified related to insufficient review over system extracted data for tuition fees calculation during transitional period of system upgrade.

To remedy our control deficiencies, we have reinforced the oversight and review procedure over the data extraction. We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act of 2002.

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

ITEM 16.C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, formerly known as KPMG Huazhen (SGP), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2013	2014	2015
Audit Fees(1)	977,940	975,530	904,275
Audit-Related Fees	—	—	—
Tax Fees(2)	53,079	—	24,090
All Other Fees(3)	—	130,362	—

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

(2)	“Tax fees” consist of fees billed for the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance work and other tax related services.

(3)	All Other Fees represent the aggregate fees for services rendered by our independent registered public accounting firm for risk management advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 20, 2015, our board of directors authorized a share repurchase plan under which we may repurchase up to US$20 million of our shares over the next 12 months. The share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. For the period from August 20, 2015 to December 31, 2015, we repurchased 926,113 ADSs for an aggregate consideration of US$7,738,834 under our share repurchase plan.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2015 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(2)	Average Price Paid Per ADS(2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
August (from August 24 to August 31)	285,689	US$	8.0549	285,689	US$	17,698,804
September (from 1 to September 30)	640,424	US$	8.4907	640,424	US$	12,261,156

(1)	On August 20, 2015, our board of directors authorized a share repurchase plan under which we may repurchase up to US$20 million of our shares over the next 12 months.

(2)	Each ADS represents one Class A ordinary share.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2015 in 2015. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders no later than December 31, 2015 in 2015. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.          FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.          FINANCIAL STATEMENTS

The consolidated financial statements of Tarena International, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.          EXHIBITS

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4	Second Amended and Restated Shareholders Agreement dated as of September 6, 2011 among the Registrant and certain shareholders of the Registrant. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.5	Registration Rights Agreement dated as of April 8, 2014 among the Registrant and New Oriental Education & Technology Group Inc. (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 15, 2015)

2.6*	Registration Rights Agreement dated as of July 17, 2015 among the Registrant and Talent Fortune Investment Limited

4.1	2008 Share Incentive Plan, as amended on November 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.5	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Beijing Tarena (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

Exhibit Number	Description of Document
4.6	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.7	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.8	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.9	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.10	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.11	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.12	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.13	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.14	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.15	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.16	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Shanghai Tarena (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.17	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Shanghai Tarena (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.18	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Shanghai Tarena (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

Exhibit Number	Description of Document
4.19	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Shaoyun Han and Shanghai Tarena (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.20	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.21	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Shaoyun Han in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.22	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Jianguang Li in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.23	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Shaoyun Han and Shanghai Tarena (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.24	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.25	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.26	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of KPMG Huazhen LLP

101.INS*	XBRL Instance Document

Exhibit Number	Description of Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tarena International, Inc.

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Chairman and Chief Executive Officer

Date: April 20, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Tarena International, Inc.:

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tarena International, Inc. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen LLP

Beijing, China

April 20, 2016

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2014	2015
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents (including cash of VIEs of US$243,292 and US$160,614 as of December 31, 2014 and 2015, respectively)		42,659,791	79,145,296
Time deposits		106,834,876	69,280,200
Restricted time deposits	2	—	23,099,668
Accounts receivable, net of allowance for doubtful accounts	3	23,184,239	22,637,451
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIEs of US$25,166 and US$153 as of December 31, 2014 and 2015, respectively)	4	8,730,124	10,179,811
Total current assets		181,409,030	204,342,426
Time deposits		17,313,054	17,590,693
Accounts receivable, net of allowance for doubtful accounts	3	1,488,251	1,196,747
Property and equipment, net (including property and equipment, net of VIEs of US$19,582 and US$2,709 as of December 31, 2014 and 2015, respectively)	5	13,373,950	19,690,779
Cost method investments (including cost method investments of VIEs of nil and US$2,771,960 as of December 31, 2014 and 2015, respectively)	6	—	3,695,946
Other non-current assets (including non-current assets of VIEs of nil and US$40,917 as of December 31, 2014 and 2015, respectively)		4,369,889	8,178,969
Total assets		217,954,174	254,695,560
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		319,138	679,549
Amounts due to a related party	10	—	135,393
Income taxes payable (including income taxes payable of VIEs of US$616,515 and US$575,480 as of December 31, 2014 and 2015, respectively)	9	5,394,036	8,669,015
Deferred revenue		19,276,602	25,336,265
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of US$103,231 and US$137,408 as of December 31, 2014 and 2015, respectively)	7	8,439,410	12,294,473
Total current liabilities		33,429,186	47,114,695
Other non-current liabilities (including other non-current liabilities of VIEs of US$43,664 and US$41,145 as of December 31, 2014 and 2015, respectively)		1,637,756	1,437,238
Total liabilities		35,066,942	48,551,933
Commitments and contingencies	15	—	—
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 23,712,758 and 44,914,538 shares issued, 23,712,758 and 43,988,425 shares outstanding as of December 31, 2014 and 2015, respectively)	11	23,712	44,914
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 28,733,024 shares and 10,574,896 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	11	28,733	10,575
Treasury shares (nil and 926,113 Class A ordinary shares as of December 31, 2014 and 2015, respectively, at cost)	11	—	(7,738,834)
Additional paid-in capital		135,886,427	144,776,619
Accumulated other comprehensive income (loss)		1,701,598	(4,905,419)
Retained earnings		45,246,762	73,955,772
Total shareholders’ equity		182,887,232	206,143,627
Total liabilities and shareholders’ equity		217,954,174	254,695,560

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,
	Note	2013	2014	2015
		US$	US$	US$
Net revenues	8	92,833,660	136,204,017	189,189,530
Cost of revenues(a)		(29,068,058)	(39,079,756)	(53,569,964)
Gross profit		63,765,602	97,124,261	135,619,566
Selling and marketing expenses(a)		(30,251,656)	(42,562,280)	(61,824,142)
General and administrative expenses(a)		(16,223,871)	(29,947,822)	(40,358,751)
Research and development expenses(a)		(3,807,155)	(5,445,668)	(8,112,739)
Operating income		13,482,920	19,168,491	25,323,934
Interest income		1,541,175	4,360,315	6,862,762
Foreign currency exchange gains (losses)		—	1,196,530	(4,737,644)
Other income		1,294,262	2,370,736	1,897,019
Income before income taxes		16,318,357	27,096,072	29,346,071
Income tax expense	9	(2,271,326)	(2,404,824)	(637,061)
Net income		14,047,031	24,691,248	28,709,010
Accretion of convertible redeemable preferred shares	12	(44,360,060)	(576,431)	—
Net income (loss) attributable to Class A and Class B ordinary shareholders		(30,313,029)	24,114,817	28,709,010
Basic earnings (loss) per Class A and Class B ordinary share	14	(2.77)	0.51	0.53
Diluted earnings (loss) per Class A and Class B ordinary share	14	(2.77)	0.44	0.49
Net income		14,047,031	24,691,248	28,709,010
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		1,150,824	66,678	(6,607,017)
Comprehensive income		15,197,855	24,757,926	22,101,993
(a) Includes share-based compensation expense as follows (note 13):
Cost of revenues		(17,179)	(56,743)	(106,707)
Selling and marketing expenses		(45,233)	(168,601)	(314,575)
General and administrative expenses		(654,323)	(3,627,078)	(4,540,855)
Research and development expenses		(48,011)	(209,737)	(324,754)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Ordinary Shares
	Number of Class A Ordinary Shares	Amount	Number of Class B Ordinary Shares	Amount	Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity (Deficit)
		US$		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2013	—	—	10,851,287	10,851	—	—	484,096	(35,461,796)	(34,966,849)
Net income	—	—	—	—	—	—	—	14,047,031	14,047,031
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares (note 11 (a))	—	—	1,375,271	1,375	—	78,849	—	—	80,224
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	1,150,824	—	1,150,824
Share-based compensation	—	—	—	—	—	764,746	—	—	764,746
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(843,595)	—	(43,516,465)	(44,360,060)
Balance as of December 31, 2013	—	—	12,226,558	12,226	—	—	1,634,920	(64,931,230)	(63,284,084)
Net income	—	—	—	—	—	—	—	24,691,248	24,691,248
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	66,678	—	66,678
Share-based compensation	—	—	—	—	—	4,062,159	—	—	4,062,159
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(495,159)	—	(81,272)	(576,431)
Issuance of Class A ordinary shares, upon initial public offering (“IPO”), net of issuance cost of US$4,031,356	11,500,000	11,500	—	—	—	92,212,139	—	—	92,223,639
Issuance of Class A ordinary shares in private placement concurrent with the IPO	1,500,000	1,500	—	—	—	13,498,500	—	—	13,500,000
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	—	—	7,196,159	7,196	—	412,580	—	—	419,776
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	—	—	7,319,820	7,320	—	16,316,980	—	—	16,324,300
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	—	—	10,914,852	10,915	—	95,200,220	—	—	95,211,135
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,788,393	1,788	—	—	—	247,024	—	—	248,812
Conversion of Class B ordinary shares to Class A ordinary shares	8,924,365	8,924	(8,924,365)	(8,924)	—	—	—	—	—
Reclassification of APIC and retained earnings (note 11(d))	—	—	—	—	—	(85,568,016)	—	85,568,016	—
Balance as of December 31, 2014	23,712,758	23,712	28,733,024	28,733	—	135,886,427	1,701,598	45,246,762	182,887,232
Net income	—	—	—	—	—	—	—	28,709,010	28,709,010
Conversion of Class B ordinary shares to Class A ordinary shares	18,158,128	18,158	(18,158,128)	(18,158)	—	—	—	—	—
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	3,043,652	3,044	—	—	—	3,603,301	—	—	3,606,345
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	(6,607,017)	—	(6,607,017)
Share-based compensation	—	—	—	—	—	5,286,891	—	—	5,286,891
Purchase of Class A ordinary shares	—	—	—	—	(7,738,834)	—	—	—	(7,738,834)
Balance as of December 31, 2015	44,914,538	44,914	10,574,896	10,575	(7,738,834)	144,776,619	(4,905,419)	73,955,772	206,143,627

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Operating activities:
Net income	14,047,031	24,691,248	28,709,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,653,914	7,078,108	8,829,985
Bad debt expense	941,065	7,487,174	10,134,357
Loss on disposal of property and equipment	66,470	179,479	80,247
Deferred income tax benefit	(1,052,265)	(683,078)	(3,471,315)
Share based compensation expense	764,746	4,062,159	5,286,891
Foreign currency exchange losses (gains), net	197,040	(1,075,257)	4,737,644
Changes in operating assets and liabilities
Accounts receivable	1,117,160	(16,762,469)	(10,744,445)
Prepaid expenses and other current assets	(534,531)	(2,495,692)	(2,931,799)
Accrued interest income on time deposits	(330,579)	(2,863,061)	(105,184)
Other non-current assets	(472,702)	(651,774)	(603,397)
Accounts payable	(7,038)	(45,050)	85,537
Amounts due to a related party	—	—	140,034
Income taxes payable	1,422,375	2,383,557	3,739,923
Deferred revenue	5,444,456	3,830,271	7,479,209
Accrued expenses and other current liabilities	3,393,767	1,929,718	4,645,423
Other non-current liabilities	54,642	1,394,535	(169,440)
Net cash provided by operating activities	29,705,551	28,459,868	55,842,680
Investing activities:
Purchase of property and equipment	(9,108,968)	(7,878,945)	(16,053,871)
Proceeds from disposal of property and equipment	50,060	156,216	169,233
Purchase of short term investments	(11,298,158)	(101,390,291)	(151,768,220)
Proceeds from maturity of short term investments	11,298,158	101,390,291	151,768,220
Purchase of cost method investments	—	—	(4,015,032)
Purchase of time deposits	(17,286,182)	(115,280,749)	(102,627,336)
Proceeds from maturity of time deposits	6,456,091	3,634,521	110,855,012
Issuance of housing loans to employees	(339,623)	(496,172)	(196,977)
Proceeds from repayment of housing loans from employees	691,492	406,589	254,103
Net cash used in investing activities	(19,537,130)	(119,458,540)	(11,614,868)
Financing activities:
Amounts received on behalf of a related party	141,329	—	—
Repayment of amounts received on behalf of a related party	(232,879)	—	—
Advances from a related party	153,386	—	230,000
Repayment of advances from a related party	(153,386)	—	(230,000)
Issuance of Class A ordinary shares upon the IPO	—	96,254,995	—
Issuance of Class A ordinary shares in private placement concurrent with the IPO	—	13,500,000	—
Issuance of Class A ordinary shares in connection with exercise of share options	—	248,812	3,606,345
Purchase of treasury shares	—	—	(7,738,834)
Payment of IPO costs	(499,331)	(3,532,025)	—
Net cash provided by (used in) financing activities	(590,881)	106,471,782	(4,132,489)
Effect of foreign currency exchange rate changes on cash and cash equivalents	364,495	1,047,426	(3,609,818)
Net increase in cash and cash equivalents	9,942,035	16,520,536	36,485,505
Cash and cash equivalents at beginning of year	16,197,220	26,139,255	42,659,791
Cash and cash equivalents at end of year	26,139,255	42,659,791	79,145,296
Supplemental disclosure of cash flow information:
Income taxes paid	1,846,576	567,401	360,686
Non-cash investing and financing activities:
Accrual for purchase of equipment	—	286,144	591,812
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	80,224	419,776	—
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	—	16,324,300	—
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	—	95,211,135	—
Accrual of IPO costs	107,866	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a)	Description of business

Tarena International, Inc. (“Tarena International”), through its wholly-owned subsidiaries and consolidated variable interest entities or VIEs (collectively referred to hereinafter as the “Company”), is principally engaged in providing professional education services including professional information technology (“IT”) training courses and non-IT training courses across the People’s Republic of China (“PRC”). To a lesser extent, the Company is also engaged in providing IT and non-IT training courses for children. All of the Company’s operations are located in the PRC with nearly all of its customers located in the PRC.

(b)	Organization

Tarena International is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Han Shaoyun (“Mr. Han”), the founder and chief executive officer of the Company, and five other individuals. Tarena International is the parent company of a number of wholly-owned subsidiaries that are engaged in professional education services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Shanghai Tarena Software Technology Co., Ltd. (“Shanghai Tarena”) (collectively, the “Tarena Entities”), and their subsidiaries, in order to comply with the PRC laws and regulations which restricted foreign investments in companies that were engaged in education services. Tarena Entities and their subsidiaries were principally engaged in providing professional education services including professional IT training courses in those locations and operated 23 learning centers as of December 31, 2011. Pursuant to the VIE Agreements as described below, Tarena International has effective financial control over Tarena Entities and their initial capital funding was provided by Tarena Technologies Inc., (a wholly-owned subsidiary of Tarena International or the “WOFE”, formerly known as Beijing Tarena Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Tarena Entities and their subsidiaries primarily consisted of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers. Because of change in PRC laws and regulations in 2012 which encourages foreign investments in education services, the Company began to transfer most of the operations, including related assets and liabilities of Tarena Entities and their subsidiaries to the wholly-owned subsidiaries of Tarena International. As of December 31, 2013, all of the learning center operations of Tarena Entities and their subsidiaries have been transferred to other subsidiaries of Tarena International. In 2015, Beijing Tarena invested US$2.9 million in three PRC companies, which are engaged in provision of educational products and services.

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

The key terms of the VIE Agreements are as follows:

Loan Agreements: The WOFE provided RMB3 million loans in aggregate to Tarena Entities’ nominee equity holders for the sole purpose of their contribution of Tarena Entities’ registered capital. The nominee equity holders of Tarena Entities can only repay the loans by transferring all of their legal equity interest in Tarena Entities to the WOFE or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equity holder of Tarena Entities transfers his equity interests in Tarena Entities to Tarena International or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the PRC law. The initial terms of the loans expire in 2023, which can be extended with the written notice of both the WOFE and Tarena Entities before expiration.

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

If the imposition of any of these government actions causes Tarena International to lose its right to direct the activities of Tarena Entities or its right to receive substantially all the economic benefits and residual returns from Tarena Entities and Tarena International is not able to restructure its ownership structure and operations in a satisfactory manner, Tarena International would no longer be able to consolidate the financial results of Tarena Entities and their subsidiaries. In the opinion of management, the likelihood of deconsolidation of the Tarena Entities and their subsidiaries is remote based on current facts and circumstances.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The equity interests of Tarena Entities are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of Tarena International. Mr. Li was jointly appointed by IDG Technology Venture Investments, L.P. and IDG Technology Venture Investment III, L.P. (collectively, the "IDG funds") and is a partner of IDG Capital Partners. Mr. Han and the IDG funds each held approximately 53.6% and 21.9% of the total voting rights of Tarena International as of December 31, 2015, respectively, assuming the exercise of all outstanding options beneficially held by Mr. Han (and his spouse) and Mr. Li as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in Tarena Entities to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are both Tarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Tarena Entities, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with Tarena Entities under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of Tarena Entities and their subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2014 and 2015 are as follows:

	December 31,
	2014	2015
	US$	US$
Cash	243,292	160,614
Prepaid expenses and other current assets	25,166	153
Amounts due from related parties	4,394,839	3,866,683
Total current assets	4,663,297	4,027,450
Property and equipment, net	19,582	2,709
Cost method investments	—	2,771,960
Other non-current assets	—	40,917
Total assets	4,682,879	6,843,036
Income taxes payable	616,515	575,480
Accrued expenses and other current liabilities	103,231	137,408
Amounts due to related parties, including amounts due to WOFE for accrued service fees	3,486,740	6,053,190
Total current liabilities	4,206,486	6,766,078
Other non-current liabilities	43,664	41,145
Total liabilities	4,250,150	6,807,223

Amounts due from/to related parties represents the amounts due from/to Tarena International and its wholly-owned subsidiaries, which are eliminated upon consolidation.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The financial performance and cash flows of Tarena Entities and their subsidiaries that were included in the accompanying consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Net revenues	8,191,886	472,512	28,376
Net loss	(1,917,256)	(2,285,932)	(387,902)
Net cash used in operating activities	(1,538,619)	(610,826)	(353,434)
Net cash provided by (used in) investing activities	(470,805)	66,824	(2,890,823)
Net cash provided by financing activities	1,436,631	671,417	3,172,672
Effect of foreign currency exchange rate changes on cash	25,208	(70,821)	(11,093)

All of the assets of Tarena Entities and their subsidiaries can be used only to settle obligations of Tarena Entities and their subsidiaries. None of the assets of Tarena Entities and their subsidiaries have been pledged or collateralized. The creditors of Tarena Entities and their subsidiaries do not have recourse to the general credit of Tarena International and its wholly-owned subsidiaries. Assets of Tarena Entities and their subsidiaries that can be used only to settle obligations of Tarena Entities and their subsidiaries and liabilities of Tarena Entities and their subsidiaries for which creditors (or beneficial interest holders) do not have recourse to the general credit of Tarena International and its wholly owned subsidiaries have been presented parenthetically alongside each balance sheet caption on the face of the consolidated balance sheets.

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

Revenue concentration

A substantial portion of the Company’s total net revenues are generated from Digital Arts and Java courses. The percentages of the Company’s total net revenues from Digital Arts and Java training courses are as follows:

	Year Ended December 31,
	2013	2014	2015
Digital Arts	6.7%	29.1%	32.2%
Java	59.3%	36.7%	28.8%
Total	66.0%	65.8%	61.0%

The Company expects net revenues from these two training courses to continue to represent a substantial portion of its total net revenues in the future. Negative factors that adversely affect net revenues generated by these two training courses will have a material adverse effect on the Company’s business, financial condition and results of operations. There were no other courses that represented revenues greater than 10% of total revenues.

A substantial portion of the Company’s students financed their tuition fees through the loans offered to them by CreditEase Business Consulting (Beijing) Co., Ltd., Bank of China Consumer Finance Co., Ltd. and Bank of Beijing Consumer Finance Company during the three-year period ended December 31, 2015. The Company expects students financed by these companies to continue to represent a substantial portion of its total students in the future. The Company believes other companies could provide similar loans to its students on comparable terms. However, negative factors that adversely affect these companies will have a material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

A substantial portion of the Company’s total net revenues are derived from its business operations in Beijing and Hangzhou. The percentages of the Company’s total net revenues generated from its business operations in Beijing and Hangzhou are as follows:

	Year Ended December 31,
	2013	2014	2015
Hangzhou	5.3%	25.5%	33.0%
Beijing	36.1%	15.5%	12.3%
Total	41.4%	41.0%	45.3%

The Company expects revenues derived from its business operations in Beijing and Hangzhou to continue to represent a significant portion of its total net revenues. Negative factors that adversely affect professional education services in Beijing or Hangzhou will have a material adverse effect on the Company’s business, financial condition and results of operations. There were no other cities that represented revenues greater than 10% of total revenues.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of Tarena International, its wholly-owned subsidiaries, VIEs in which Tarena International is the primary beneficiary and their wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable, the fair values of share-based compensation awards, the realizability of deferred income tax assets, the accruals for tax uncertainties and other contingencies, the recoverability of the carrying amounts of property and equipment and the useful lives of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Foreign currency

The accompanying consolidated financial statements have been expressed in U.S. dollar (“USD”), the Company’s reporting currency. The functional currency of Tarena International and Tarena Hong Kong Limited (“Tarena HK”) is the USD. The functional currency of Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs is the Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gains (losses) in the consolidated statements of comprehensive income.

Assets and liabilities of entities with functional currencies other than USD are translated into USD using the exchange rate on the balance sheet date. Revenues and expenses are translated into USD at average rates prevailing during the reporting period. The resulting foreign currency translation adjustment are recorded in accumulated other comprehensive income (loss) within shareholders’ equity.

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Cash, cash equivalents , time deposits and restricted time deposits

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

Time deposits that are pledged as collateral for line of credit with a financial institution in the U.S. with an initial term of greater than three months when purchased are reported as restricted time deposits.

Cash, cash equivalents, time deposits and restricted time deposits maintained at banks consist of the following:

	December 31,
	2014	2015
	US$	US$
RMB denominated bank deposits with financial institutions in the PRC	58,639,210	96,579,459
US dollar denominated bank deposits with a financial institutions in the PRC	36,216,381	8,112,557
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	771,786	99,358
HK dollar denominated bank deposits with a financial institution in HK SAR	7	15,181
RMB denominated bank deposits with a financial institution in HK SAR	412	389
RMB denominated bank deposits with financial institutions in the U.S.	-	84,296,524
RMB denominated bank deposits with financial institutions in Singapore	71,178,287	-
US dollar denominated bank deposits with financial institutions in the U.S.	-	8,501

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR, Singapore and the U.S. with acceptable credit rating.

(e)	Short-term investment

During the years ended December 31, 2013, 2014 and 2015, the Company invested US$11,298,158, US$101,390,291 and US$151,768,220, respectively, in financial products managed by two banks in the PRC. The terms of the financial products range between 5 days and 91 days. The financial products matured before December 31, 2013, 2014 and 2015, respectively. The Company earned investment income of US$39,930, US$757,300 and US$957,373, respectively on the financial products, which was included in other income in the consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Accounts receivable

Accounts receivable primarily represent tuition fees due from students. Accounts receivable which are due over one year as of the balance sheet date are presented as non-current assets. The unearned interest on accounts receivable which are due over one year is reported in the consolidated balance sheets as a direct deduction from the principal amount of accounts receivable. See note 2 (i). The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the students’ financial condition, the amount of accounts receivables in dispute, the accounts receivables aging and the students’ payment patterns. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted or the balances have been overdue for more than three years.

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

(h)	Cost method investments

Investments in entities in which the Company does not have an ability to exercise significant influence over the operating and financial matters of the investees and which do not have readily determinable fair value are accounted for using the cost method, under which the Company carries the investments at cost and recognizes as income for any dividend received from distribution of the investees’ earnings.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Cost method investments (continued)

The Company evaluates each cost method investment for impairment on a quarterly basis and recognizes an impairment loss if a decline in value is determined to be other-than-temporary. Such impairment evaluation includes, but not limited to: the current business environment; going concern considerations such as financial condition, the utilization of cash, ability to obtain additional financing to achieve its business plan, recent rounds of financing and comparable valuations.

(i)	Revenue recognition

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

Certain qualified students are allowed to pay their tuition fees on installment for a period of time exceeding one year. When tuition services are sold on installment terms that exceeds one year beyond the point in time that revenue is recognized, the receivable, and therefore the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate at which the students can obtain financing of a similar nature from other sources at the date of the transaction.

Certification service revenue

The Company provides certification service to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams. All certificates are issued by third parties to the students who pass the exam. The Company acts as the principal in providing this service and recognizes revenue on gross basis because the Company is the primary obligor in the arrangement and is responsible for fulfilling the ordered services by the students. Cash received before the students taking the exam, is recorded as deferred revenue, and subsequently recognized as certification service revenue upon completion of the certification service, which occurs when the certificates are provided to the students.

(j)	Cost of revenues

Cost of revenues consists of payroll and employee benefits, rent expenses of learning centers, depreciation relating to property and equipment used for operating the learning centers, and other operating costs that are directly attributed to the provision of training services.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were US$11,570,458, US$16,738,921 and US$24,336,415 for the years ended December 31, 2013, 2014 and 2015, respectively.

(l)	Operating lease

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

(m)	Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. Government grants of US$1,254,332, US$1,613,436 and US$939,646 were recognized and included in other income for the years ended December 31, 2013, 2014 and 2015, respectively.

(n)	Research and development expense

Research and development costs are expensed as incurred.

(o)	Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 25.5% to 52.5% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2013, 2014 and 2015, the costs of the Company’s obligations to the defined contribution plans amounted to US$5,850,415, US$8,385,747 and US$11,140,810, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Income taxes

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

(q)	Deferred offering costs

Deferred offering costs consist principally of legal, printing and registration costs in connection with the IPO. Upon completion of the IPO on April 3, 2014, the deferred offering costs of US$615,793 were recognized as a reduction the offering proceeds.

(r)	Share based compensation

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Commitments and contingencies

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

The allowance for off-balance-sheet credit exposures is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to the guarantee under the Student Loan Program. See note 10. The Company evaluates the current status of the payment and performance risk of the guarantee based on periodic evaluations of the actual defaults, estimated future defaults, current understanding of the students’ status and existing economic conditions.

(t)	Earnings (loss) per share

Basic earnings (loss) per Class A and Class B ordinary share is computed by dividing net income (loss) attributable to Tarena International’s Class A and Class B ordinary shareholders by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) attributable to Tarena International’s Class A and Class B ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities, if any, based on participating rights in undistributed earnings.

Tarena International’s Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series C convertible redeemable preferred shares were participating securities since the holders of these securities participated in dividends on the same basis as Class A and Class B ordinary shareholders. These participating securities were not included in the computation of basic loss per Class A and Class B ordinary share in periods when the Company reported net loss, because these participating security holders have no obligation to share in the losses of Tarena International based on the contractual rights and obligations of these participating securities.

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

(u)	Segment reporting

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Fair value measurements

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

The carrying amounts of cash and cash equivalents, time deposits, restricted time deposits, accounts receivable, housing loans to employees, accounts payable, amount due to a related party, accrued expenses and other current liabilities as of December 31, 2014 and 2015 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2014 and 2015 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits and restricted time deposits as of December 31, 2014 and 2015 are categorized as Level 2 measurement.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Recently issued accounting standards

The Financial Reporting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from contracts with customers, which deferred the effective date of ASU 2014-09. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Company will implement the provisions of ASU 2014-09 as of January 1, 2018. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

In 2015, the Company elected to early adopt the ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The Company adopted this new guidance retrospectively. As a result of adoption of this guidance, the Company reclassified current deferred income tax assets in the amount of USD2.1 million to other noncurrent assets as of December 31, 2014. There was no impact on results of operations or cash flows as a result of this guidance.

The FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases, in February 2016. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease (one with an accounting lease term of 12 months or less).  All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees.  The new standard does not substantially change lessor accounting from current U.S. GAAP.  The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does.  The standard is applied retrospectively, with elective reliefs.  The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity.  Early adoption is permitted.   The Company has not yet determined the impact of the new standard on its current policies for leases.

3	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2014	2015
	US$	US$
Accounts receivable:
Gross	32,420,858	36,593,434
Unearned interest	(1,971,843)	(2,463,474)
Total accounts receivable	30,449,015	34,129,960
Less: allowance for doubtful accounts	(5,776,525)	(10,295,762)
Accounts receivable, net	24,672,490	23,834,198

The classification of accounts receivable is as follows:

	December 31,
	2014	2015
	US$	US$
Accounts receivable, net – current portion	23,184,239	22,637,451
Accounts receivable, net – non-current portion	1,488,251	1,196,747
Total accounts receivable, net	24,672,490	23,834,198

The movements of the allowance for doubtful accounts are as follows:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Balance at the beginning of the year	1,306,306	2,303,029	5,776,525
Additions charged to bad debt expense	941,065	7,487,174	10,134,357
Write-off of bad debt allowance	-	(4,035,620)	(5,073,810)
Foreign currency translation adjustment	55,658	21,942	(541,310)
Balance at the end of the year	2,303,029	5,776,525	10,295,762

The aging analysis of our accounts receivable based on due date is as follows:

	As of December 31,
	2014	2015
	US$	US$
Aging:
– current	11,940,237	16,072,343
– 1-3 months past due	5,058,887	5,698,759
– 4-6 months past due	4,139,377	2,059,362
– 7-12 months past due	6,119,995	2,774,243
– greater than one year past due	3,190,519	7,525,253
Total accounts receivable	30,449,015	34,129,960

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2014	2015
		US$	US$
Prepaid expenses and other current assets:
Prepaid rental expenses		2,260,000	2,760,388
Interest receivable from time deposits		2,556,518	1,768,667
Prepaid advertising deposits		175,682	1,690,126
Prepaid advertising expenses		1,751,146	1,538,659
Prepaid value-added tax		715,157	1,105,122
Housing loans made to employees	(a)	436,467	352,655
Staff advances	(b)	81,903	65,153
Others	(c)	753,251	899,041
Total prepaid expenses and other current assets		8,730,124	10,179,811

(a)	The Company provided one-year housing loans to the employees to help them finance their purchase of apartments.
(b)	Staff advances are provided to staff for traveling and related expenses and are expensed when incurred.
(c)	Others mainly represent other deposits, professional fees and other miscellaneous prepaid expenses.

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2014	2015
	US$	US$
Furniture	934,033	1,618,584
Office equipment	23,583,820	32,552,762
Leasehold improvements	5,525,229	8,181,251
Total property and equipment	30,043,082	42,352,597
Less: accumulated depreciation	(16,669,132)	(22,661,818)
Property and equipment, net	13,373,950	19,690,779

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Cost of revenues	4,001,726	6,200,645	7,797,649
Selling and marketing expenses	278,094	366,819	432,695
General and administrative expenses	347,904	431,246	486,820
Research and development expenses	26,190	79,398	112,821
Total	4,653,914	7,078,108	8,829,985

6	COST METHOD INVESTMENTS

Cost method investments consist of the following which were accounted for under cost method because the Company does not have the ability to exercise significant influence over the entities. The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. No events or circumstances indicating a potential impairment were identified as of or for the year ended December 31, 2015. The Company determines that it is not practicable to estimate fair value of a cost method investment because the sales prices or bid-and-asked quotations of the equity interests of these entities are not currently available and the cost of obtaining an independent valuation appears excessive considering the materiality of the investments to the Company.

		December 31,
		2014	2015
		US$	US$
Sino-German Know-How Education Investment Co., Ltd.	(a)	—	1,847,973
Juesheng.com	(b)	—	769,989
Mxsoft.com	(c)	—	615,991
Other cost method investments	(d)	—	461,993

Total		—	3,695,946

(a)	In October 2015, the Company paid RMB12,000,000 in cash to acquire 2.86% of the total equity interest in Sino-German Know-How Education Investment Co., Ltd, which is engaged in provision of training for senior mechanic in vehicle maintenance and repair.

(b)	In November 2015, the Company paid RMB5,000,000 in cash to acquire 0.50% of the total equity interest of an online shopping platform providing education products.

(c)	In August 2015, the Company paid RMB4,000,000 in cash to acquire 5.71% of the total equity interest in Mxsoft.com, which provides IT environment management and monitoring solution to customers.

(d)	As of December 31, 2015, the Company paid RMB3,000,000 in cash to acquire 1.43% and 0.74% equity interest in two other entities which were accounted for under cost method.

7	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2014	2015
	US$	US$
VAT and other tax payables	1,913,361	2,825,427
Accrued payroll and employee benefits	4,389,540	5,758,853
Others	2,136,509	3,710,193

Total	8,439,410	12,294,473

Others mainly represent current deferred income under American Depositary Receipt program, accrual for employee reimbursement, rental expenses and other miscellaneous expenses.

8	NET REVENUES

Net revenues consist of the following:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Tuition fee	92,927,773	135,932,251	188,641,628
Certification service fee	2,001,705	2,936,647	4,411,095
Others	897,862	467,433	182,310
Business taxes and surcharges	(2,993,680)	(3,132,314)	(4,045,503)

Total net revenues	92,833,660	136,204,017	189,189,530

Others mainly represent miscellaneous fees, including franchise fee and guarantee fee (see note 10(b)).

9	INCOME TAXES

Under the current laws of the Cayman Islands, Tarena International is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2015, Tarena HK did not have any assessable profits arising in or derived from HK SAR. Tarena International’s PRC subsidiaries and consolidated VIEs and the subsidiaries of the VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

Under the CIT Law, entities that qualify as “Advanced and New Technology Enterprise” (“ANTE”) are entitled to a preferential income tax rate of 15%. In 2009, the WOFE qualified as an ANTE, which entitled it to the preferential income tax rate of 15% from January 1, 2009 to December 31, 2011. In 2012, the WOFE renewed its ANTE qualification, which entitled it to the preferential income tax rate of 15% from January 1, 2012 to December 31, 2014. In 2015, the WOFE renewed its ANTE qualification, which entitled it to the preferential income tax rate of 15% from January 1, 2015 to December 31, 2017.

Tarena Software Technology (Hangzhou) Co., Ltd. (“Tarena Hangzhou”) was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero. As a result, its income tax rate for the years ended December 31, 2013, 2014 and 2015 were 25%, nil and nil, respectively.

Certain Tarena International’s subsidiaries and branches qualified as “Small Profit Enterprises” in 2013, 2014 and 2015, and therefore are subject to the preferential income tax rate of 20% or 10%.

According to the approvals from the tax authorities in certain locations in the PRC, Tarena International’s subsidiaries and consolidated VIEs and the subsidiaries of the VIEs that are based in these locations are required to use the deemed profit method to determine their income tax. Under the deemed profit method, these subsidiaries are subject to income tax at 25% on its deemed profit which is calculated based on revenues less deemed expenses equal to 85% and 90% of revenues.

9	INCOME TAXES (CONTINUED)

The components of income before income taxes are as follows:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
PRC	16,533,265	23,827,863	32,246,850
Hong Kong	(182,447)	(319,685)	(306,499)
Cayman Islands	(32,461)	3,587,894	(2,594,280)
Total income before income taxes	16,318,357	27,096,072	29,346,071

Income tax expense consists of the following:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Current income tax expense	3,323,591	3,087,902	4,108,376
Deferred income tax benefit	(1,052,265)	(683,078)	(3,471,315)
Total	2,271,326	2,404,824	637,061

The actual income tax expense reported in the consolidated statements of comprehensive income for each of the years ended December 31, 2013, 2014 and 2015 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2013	2014	2015
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Cayman and HK entities not subject to income taxes	0.3%	(3.0)%	2.5%
Research and development bonus deduction	(3.3)%	(2.7)%	(3.3)%
Non-deductible selling, general and administrative expenses
Share based compensation	1.2%	3.8%	4.5%
Other non-deductible selling, general and administrative expenses	0.4%	0.5%	0.6%
ANTE preferential tax rate	(10.2)%	(1.0)%	0.1%
Tarena Hangzhou preferential tax rate	1.4%	(0.1)%	0.7%
Change in valuation allowance	(0.9)%	6.4%	3.1%
Tarena Hangzhou tax holiday	-	(20.0)%	(31.1)%
Deemed profit method differential	(0.2)%	(0.1)%	(0.0)%
Others	0.2%	0.1%	0.1%
Actual income tax expense	13.9%	8.9%	2.2%

Basic and diluted per Class A ordinary share and Class B ordinary share effect of the Company’s tax holiday for the year ended December 31, 2014 and 2015 was US$0.10 per share and US$0.17 per share, respectively.

9	INCOME TAXES (CONTINUED)

The principal components of deferred income tax assets are as follows:

	December 31,
	2014	2015
	US$	US$
Deferred income tax assets:
Accounts receivable	2,729,700	5,330,829
Tax loss carry forwards	691,350	1,087,954
Advertising expense	1,151,432	2,104,573
Total deferred income tax assets	4,572,482	8,523,356
Valuation allowance	(2,347,093)	(3,097,761)
Deferred income tax assets, net	2,225,389	5,425,595

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Balance at the beginning of the year	731,828	598,117	2,347,093
Additions of valuation allowance	525,061	1,823,101	1,456,539
Reduction of valuation allowance	(678,916)	(78,687)	(532,478)
Foreign currency translation adjustment	20,144	4,562	(173,393)
Balance at the end of the year	598,117	2,347,093	3,097,761

The valuation allowance as of December 31, 2014 and 2015 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2015, the Company had tax losses carry forwards of US$4,351,816. Tax losses of US$11,608, US$89,528, US$1,760,046 and US$2,490,634 will expire, if unused, by 2017, 2018, 2019 and 2020, respectively.

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

The Company has considered temporary differences on the book to tax differences pertaining to all investment in subsidiaries including the determination of the indefinite reinvestment assertion that would apply to each foreign subsidiary. The Company evaluated each entity’s historical, current business environment and plans to indefinitely reinvest all earnings accumulated in its respective jurisdiction for purpose of future business expansion.

Due to the plan to indefinitely reinvest its earnings in the PRC, the Company has not provided for deferred income tax liabilities on undistributed earnings of US$77,848,789 and US$93,048,180 as of December 31, 2014 and 2015, respectively. It is not practicable to estimate the unrecognized deferred income tax liabilities thereof.

9	INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Balance at beginning of year	1,700,106	3,077,693	6,033,774
Increase related to current year tax positions	2,843,585	5,768,868	8,198,639
Settlement	(1,539,717)	(2,813,061)	(5,551,468)
Foreign currency translation adjustment	73,719	274	(456,918)
Balance at end of year	3,077,693	6,033,774	8,224,027

US$5,822,319 and US$7,576,459 of unrecognized tax benefits as of December 31, 2014 and 2015, if recognized, would affect the effective tax rate. No interest and penalty expenses were recorded for the years ended December 31, 2013, 2014 or 2015. US$4,849,529 and US$6,543,175 of unrecognized tax benefits as of December 31, 2014 and 2015 were included in income taxes payable. US$384,686 and US$569,729 of unrecognized tax benefits as of December 31, 2014 and 2015 were included in other non-current liabilities. The remaining US$799,559 and US$1,111,123 unrecognized tax benefit as of December 31, 2014 and 2015, respectively were presented as a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law. The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. Management believes that it is reasonably possible that US$7,654,298 unrecognized tax benefits as of December 31, 2015 will be recognized in the next twelve months as a result of such revenue being reported in the income tax filing during the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2011 to 2015 are open to examination by the PRC tax authorities.

10	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013, 2014 and 2015, the Company entered into related party transactions with Mr. Han, Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”), which is wholly owned by Mr. Han, and Precise Advance Limited (“Precise”), which is owned by an executive of the Company’s shareholder. The significant related party transactions are summarized as follows:

		Year Ended December 31,
		2013	2014	2015
		US$	US$	US$
Transactions with Chuanbang
Tuition fees paid under the Student Loan Program	(a)	8,672,904	—	—
Guarantee fee	(b)	90,490	18,188	—
Amounts received under the Student Loan Program	(c)	(141,329)	—	—
Repayment of amounts received under the Student Loan Program	(c)	232,879	—	—
Advances from Chuanbang	(d)	(153,386)	—	—
Repayment of advances from Chuanbang	(d)	153,386	—	—
Cash collection service fee	(e)	64,586	108,068	329,767
Transactions with others
Advances from Precise	(f)	—	—	(230,000)
Repayment of advances from Precise	(f)	—	—	230,000

Notes:

(a)	Starting from the second half of 2011, the Company began to refer its students who need financial assistance for the payment of their tuition fees to Chuanbang. Chuanbang is a person-to-person or a “peer-to-peer” (P2P) lending intermediary that assists students in obtaining loans to pay for their tuition fees by identifying potential third-party individual lenders (the “Student Loan Program”). The third-party lenders remit cash to Mr. Han, who is a representative of Chuanbang, rather than directly to the Company, because the P2P arrangement is between Chuanbang (rather than the Company) and the third party individual lenders. As a P2P lending intermediary and pursuant to the relevant agreements between the two parties, Chuanbang is responsible for processing payments from student borrowers and forwarding those payments to individual lenders. The Company has no direct involvement in or is a party to the P2P arrangement, other than serving as the guarantor of the student loans. The role of the third-party individual lenders is to provide the students with funding of the student loans that are arranged or identified by Chuanbang.

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

10	RELATED PARTY TRANSACTIONS (CONTINUED)

The terms of the guarantee coincide with the terms of loan agreements, which range between 12 and 20 months. If the students default on a payment, the Company would have to perform under the guarantee. However, the Company would have recourse against the students. The maximum amount of undiscounted payments the Company would have to make in the event of default is US$217,356 and nil as of December 31, 2014 and 2015, respectively. Upon the inception of the guarantee, the Company recognized a liability based on the estimated fair value of the guarantee. The liability is amortized over the term of the guarantee. The balance of the liability, which is included in accrued expenses and other current liabilities, was nil as of December 31, 2014 and 2015, respectively. The estimated amount of the loss contingency related to the guarantee was immaterial as of December 31, 2014 and 2015. The Company paid US$78,931 in 2013 to discharge its guarantee obligations, which represented cumulative default of repayments by students as of December 31, 2013. All the third-party lenders were repaid and the Company’s guarantee was released by March 15, 2015.

Under the Student Loan Program, upon the receipt of cash from third party individual lenders, Mr. Han remitted US$8,672,904 to the Company on behalf of students for the payment of the students’ tuition fees during the year ended December 31, 2013. The Company has stopped providing guarantees for any new student loans arranged by Chuanbang since April 2013.

(b)	Under the Student Loan Program, the Company allocates the total consideration between the fair value of the tuition service and the loan guarantee. Subsequent to the initial recognition, the loan guarantee liability is recognized as guarantee fee revenue over the term of the guarantee on a straight-line basis. US$90,490, US$18,188 and nil was recognized as guarantee fee revenue and included in other revenues for the years ended December 31, 2013, 2014 and 2015 respectively.

(c)	Under the Student Loan Program, the Company is not required to service the loans indirectly obtained by the students from the third party individual lenders. However, certain students remitted payments to the Company directly instead to Mr. Han. During the year ended December 31, 2013, the Company received cash repayments from students in the amount of US$141,329. The amount received by the Company on behalf of Mr. Han is recorded in amounts due to Mr. Han. The Company repaid US$232,879 to Mr. Han during the year ended December 31, 2013.

(d)	Represents advance for prepayment of services received from Chuanbang. During the year ended December 31, 2013, the Company received advances in the amount of US$153,386 from Chuanbang. The Company repaid advances of US$153,386 during the year ended December 31, 2013, as the services were no longer required.

(e)	Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 6%~12% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to financial institutions in the PRC. The cash collection service fee was US$108,068 and US$329,767 for the years ended December 31, 2014 and 2015, respectively. The amount due to Chuanbang as of December 31, 2014 was nil. The amount due to Chuanbang as of December 31, 2015 was US$135,393, which has been fully paid by March 31, 2016.

(f)	In September 2015, Precise, which is owned by an executive of Kohlberg Kravis Roberts & Co. L.P (“KKR”), a shareholder of the Company, provided cash advances in the amount of US$230,000 to the Company in order to fund its share repurchase plan. The Company has fully repaid the advances in October 2015.

11	ORDINARY SHARES AND STATUTORY RESERVE

(a)	Ordinary shares

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

11	ORDINARY SHARES AND STATUTORY RESERVE(CONTINUED)

(a)	Ordinary shares (continued)

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

In April 2014, in connection with its IPO, Tarena International issued 11,500,000 Class A ordinary shares with par value of US$0.001, at a price of US$9.00 per share to investors. Net proceeds from the issuance of 11,500,000 Class A ordinary shares amounted to US$92,223,639 (net of issuance costs of US$4,031,356), of which US$11,500 and US$92,212,139 were recorded in the Class A ordinary shares and additional paid-in capital, respectively.

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

Upon completion of the IPO on April 3, 2014, the Company had 50,657,389 ordinary shares outstanding comprised of 16,800,000 Class A ordinary shares and 33,857,389 Class B ordinary shares. From April 4, 2014 to December 31, 2014, a total of 8,924,365 Class B ordinary shares were converted to Class A ordinary shares. 1,788,393 Class A ordinary shares were issued upon exercise of share options and vesting of non-vested shares. From January 1, 2015 to December 31, 2015, a total of 18,158,128 Class B ordinary shares were converted to Class A ordinary shares. 3,043,652 Class A ordinary shares were issued upon exercise of share options and vesting of non-vested shares.

As of December 31, 2015, 860,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares have been authorized, 44,914,538 and 43,988,425 Class A ordinary shares have been issued and outstanding, respectively, and 10,574,896 Class B ordinary shares have been issued and outstanding.

(b)	Treasury shares

On August 20, 2015, the board of directors of the Company authorized a share repurchase plan under which the Company may repurchase up to US$20 million of its ordinary shares over the next 12 months. As of December 31, 2015, the Company had repurchased 926,113 ordinary shares on the open market with a total consideration of approximately US$7.7 million.

(c)	Statutory reserves

Under PRC rules and regulations, Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs (the “PRC Entities”) are required to appropriate 10% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. In addition, private schools (held by the PRC Entities) which require reasonable returns are required to appropriate 25% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory development fund, whereas in the case of private schools which do not require reasonable return, 25% of the annual increase of their net assets. The appropriation to these statutory reserves must be made before distribution of dividends to Tarena International can be made.

11	ORDINARY SHARES AND STATUTORY RESERVE(CONTINUED)

(c)	Statutory reserves(continued)

For the years ended December 31, 2013, 2014 and 2015, the PRC Entities made appropriations to the statutory reserves of US$1,972,313,US$2,572,599 and US$5,264,194, respectively. As of December 31, 2013, 2014 and 2015, the accumulated balance of the statutory reserves was US$3,674,841, US$6,247,440 and US$11,511,634 respectively.

(d)	Reclassification between additional paid-in capital and retained earnings

On August 19, 2014, the Board of Directors approved the Company to undertake a reclassification of the balances between additional paid-in capital and retained earnings of US$85,568,016. The reclassification was due to the accretion of convertible redeemable preferred shares, of which US$85,568,016 were charged against the balance in accumulated deficit in the absence of additional paid-in capital.

12	PREFERRED SHARES

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

(iv)	Liquidation preference

The liquidation preference of the holders of Series A convertible redeemable preferred shares as of December 31, 2013 is as follows:

12	PREFERRED SHARES (CONTINUED)

Series A convertible redeemable preferred shares (continued)

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

Consequently, the Series A convertible redeemable preferred shares are classified outside of permanent equity.

12	PREFERRED SHARES (CONTINUED)

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

(iv)	Liquidation preference

The liquidation preference of the holders of Series B convertible redeemable preferred shares as of December 31, 2013 is as follows:

12	PREFERRED SHARES (CONTINUED)

Series B convertible redeemable preferred shares (continued)

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

12	PREFERRED SHARES (CONTINUED)

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

12	PREFERRED SHARES (CONTINUED)

Series C convertible redeemable preferred shares (continued)

(iv)	Liquidation preference

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

As of December 31, 2013, the Company concluded that it was probable that the Series B and Series C convertible redeemable preferred shares will become redeemable. The Company has elected to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method. The total accretion of Series B convertible redeemable preferred shares of US$2,072,284 and US$576,431 and total accretion of Series C convertible redeemable preferred shares of US$42,287,776 and nil were recorded as a reduction to additional paid-in capital first and then charged against accumulated deficit in the absence of additional paid-in capital for the years ended December 31 2013 and 2014, respectively.

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

13	SHARE BASED COMPENSATION

Share incentive plans

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

13	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

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

During the year ended December 31, 2015, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 615,624 ordinary shares of Tarena International at exercise prices ranging from US$0.89 to US$4.36 per share. These options vest over a period ranging between 1 year and 4 years. The options have a contractual term of ten years.

13	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

A summary of share options activity for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2012	5,639,020	0.37
Granted	2,517,810	1.83
Exercised	—	—
Forfeited	(22,000)	1.83
Expired	—	—
Outstanding at December 31, 2013	8,134,830	0.82
Granted	1,805,784	3.05
Exercised	(1,786,449)	0.14
Forfeited	(115,215)	2.91
Expired	—	—
Outstanding at December 31, 2014	8,038,950	1.44	6.19	77,657,938
Granted	615,624	3.38
Exercised	(3,015,872)	1.20
Forfeited	(56,926)	3.33
Expired	—	—
Outstanding at December 31, 2015	5,581,776	1.77	5.68	48,411,629
Vested and expected to vest as of December 31, 2015	4,922,651	1.63	5.39	43,387,240
Exercisable as of December 31, 2015	2,863,674	0.92	3.63	27,271,499

On June 16, 2015, Mr. Han exercised 2,439,014 share options to purchase 2,439,014 Class A ordinary shares of Tarena International. Mr. Han remitted US$2,783,957 to the Company on August 4, 2015.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

The total intrinsic value of options exercised during the years ended December 31, 2014 and 2015 were US$25,047,974 and US$37,874,734, respectively.

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Expected volatility	52%	51.7%	62.3%-70.9%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.2	2.2	2.0
Risk-free interest rate per annum	2.27%-3.38%	3.81%	2.68%-2.99%
Estimated fair value of underlying ordinary shares (per share)	US$3.75-US$5.69	US$8.60	US$9.28-US$12.85

13	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

Because the Company’s ordinary shares did not have a sufficient trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry.

The estimated fair value of the underlying ordinary shares on each date of grant prior to September 2013, was determined by management based on a retrospective valuation conducted by American Appraisal. The estimated fair values of the underlying ordinary shares on September 16, 2013 and February 20, 2014 were determined by management based on a contemporaneous valuation conducted by American Appraisal. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares. The fair values of the underlying ordinary shares on each date of grant after April 2014, were the closing prices of the Company’s Class A ordinary shares traded in the Stock Exchange.

No income tax benefit was recognized in the consolidated statements of comprehensive income as the share-based compensation expense was not tax deductible.

The fair values of the options granted for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Weighted average grant date fair value of option per share	2.13	6.35	9.16
Aggregate grant date fair value of options	5,372,463	11,467,907	5,640,789

As of December 31, 2015, there was approximately US$9,465,571 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.89 years.

Non-vested shares

On April 3, 2014, the board of directors of Tarena International approved the grant of two batches of non-vested shares to three independent directors. The number of the first batch of non-vested shares is equal to 27,780 shares, which was calculated as US$250,000 divided by US$9, i.e. the IPO price of ordinary share of Tarena International. Conditioned on the Grantee’s continuous services as a director of the Company, a second batch of non-vested shares should be granted with the number equal to US$250,000 divided by the closing price of ordinary share of Tarena International on April 3, 2015. 25,000 non-vested shares were granted on April 3, 2015, which was calculated as US$250,000 divided by US$10. The two batches of non-vested shares shall vest on the April 3, 2015 and 2016, respectively. Grantees of non-vested shares have no voting rights or dividend rights with respect to shares that have not been vested.

On November 11, 2014, the board of directors of Tarena International approved the grant of 1,944 non-vested shares to 8 employees. One hundred percent of the non-vested shares shall vest immediately on the grant date.

13	SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares (continued)

A summary of the non-vested shares activity under the 2014 Share Plan is summarized as follows:

	Number of Non- vested Shares	Weighted Average Grant Date Fair Value
		US$
Outstanding as of December 31, 2013	—	—
Granted	29,724	9.38
Vested	(1,944)	13.95
Forfeited	—	—
Outstanding as of December 31, 2014	27,780	9.06
Granted	25,000	9.63
Vested	(27,780)	9.06
Forfeited	—	—
Outstanding as of December 31, 2015	25,000	9.63

As of December 31, 2015, there was approximately US$39,690 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 0.25 years. The total fair value of shares vested during the year ended December 31, 2014 and 2015 was US$27,120 and US$251,687, respectively.

14	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share is calculated as follows:

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Numerator:
Net income (loss) attributable to Class A and Class B ordinary shareholders	(30,313,029)	24,114,817	28,709,010
Less:
Earnings allocated to participating Series A convertible redeemable preferred shares	—	(918,266)	—
Earnings allocated to participating Series B convertible redeemable preferred shares	—	(934,046)	—
Earnings allocated to participating Series C convertible redeemable preferred shares	—	(1,392,790)	—
Net income (loss) for basic and diluted earnings (loss) per share	(30,313,029)	20,869,715	28,709,010
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	10,930,412	41,223,389	53,767,810
Dilutive effect of outstanding share options	—	6,546,743	4,983,046
Denominator for diluted earnings (loss) per share	10,930,412	47,770,132	58,750,856
Basic earnings (loss) per Class A and Class B ordinary share	(2.77)	0.51	0.53
Diluted earnings (loss) per Class A and Class B ordinary share	(2.77)	0.44	0.49

The following table summarizes potential ordinary shares outstanding excluded from the calculation of diluted earnings per Class A and Class B ordinary share for the years ended December 31, 2013, 2014 and 2015, because their effect is anti-dilutive:

	Year Ended December 31,
	2013	2014	2015
Shares issuable upon exercise of share options	8,134,830	—	—
Shares issuable upon conversion of preferred shares	25,430,831	—	—

The Company uses the two-class method to calculate basic and diluted earnings per Class A and Class B ordinary share. Under the two-class method, when calculating the basic and dilutive earnings per Class A and Class B ordinary share, net income attributable to Class A and Class B ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

15	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2015 were as follows. The Company’s leases do not contain any contingent rent payment terms.

US$
Year ending December 31,
2016	14,828,199
2017	13,603,574
2018	9,070,769
2019	6,367,021
2020	4,217,222
2021 and thereafter	7,974,602

Total	56,061,387

Gross rent expenses incurred under operating leases were US$9,684,871, US$12,615,613 and US$17,504,333 for the years ended December 31, 2013, 2014 and 2015, respectively. Sublease rental income of US$114,361, US$230,503 and US$61,403 for the years ended December 31, 2013, 2014 and 2015, respectively, were recognized as reductions of gross rental expenses.

16	PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets

	December 31,
	2014	2015
	US$	US$
ASSETS
Current assets:
Cash	1,296,102	966,276
Time deposits	92,182,582	61,196,856
Restricted time deposits	—	23,099,668
Prepaid expenses and other current assets	2,256,709	1,669,839
Total current assets	95,735,393	86,932,639
Investments and loans to subsidiaries	88,854,260	121,082,908
Total assets	184,589,653	208,015,547
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	449,351	1,004,410
Other non-current liabilities	1,253,070	867,510
Total liabilities	1,702,421	1,871,920

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value,860,000,000 shares authorized,23,712,758 and 44,914,538 shares issued, 23,712,758 and 43,988,425 shares outstanding as of December 31, 2014 and 2015, respectively)	23,712	44,914
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 28,733,024 shares and 10,574,896 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	28,733	10,575
Treasury shares (nil and 926,113 class A ordinary shares as of December 31, 2014 and 2015, respectively, at cost)	—	(7,738,834)
Additional paid-in capital	135,886,427	144,776,619
Accumulated other comprehensive income (loss)	1,701,598	(4,905,419)
Retained earnings	45,246,762	73,955,772
Total shareholders’ equity	182,887,232	206,143,627
Total liabilities and shareholders’ equity	184,589,653	208,015,547

16	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
General and administrative expenses	(57,172)	(170,440)	(681,129)
Operating loss	(57,172)	(170,440)	(681,129)
Equity in income of subsidiaries	14,079,492	21,103,354	31,303,290
Foreign currency exchange gains (losses)	—	1,180,466	(5,126,911)
Interest income	24,711	2,288,698	2,828,200
Other income	—	289,170	385,560
Income before income taxes	14,047,031	24,691,248	28,709,010
Income tax expense	—	—	—
Net income	14,047,031	24,691,248	28,709,010
Other comprehensive income
Foreign currency translation adjustment, net of nil income tax	1,150,824	66,678	(6,607,017)
Comprehensive income	15,197,855	24,757,926	22,101,993

16	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Operating activities:
Net cash provided by (used in) operating activities	(3,570)	3,226,599	1,381,505
Investing activities:
Purchase of time deposits	—	(92,682,582)	(94,501,933)
Proceeds from maturity of time deposits	—	500,000	96,923,091
Investments made to subsidiaries	—	(17,000,000)	—
Net cash provided by (used in) investing activities	—	(109,182,582)	2,421,158
Financing activities:
Payment of IPO costs	(76,719)	(2,804,600)	—
Issuance of Class A ordinary shares upon the IPO	—	96,254,995	—
Issuance of Class A ordinary shares in private placement concurrent with the IPO	—	13,500,000	—
Issuance of Class A ordinary shares in connection with exercise of share options	—	248,812	3,606,345
Advances from a related party	—	—	230,000
Repayment of advances from a related party	—	—	(230,000)
Repurchase of treasury shares	—	—	(7,738,834)
Net cash provided by (used in) financing activities	(76,719)	107,199,207	(4,132,489)
Net increase (decrease) in cash	(80,289)	1,243,224	(329,826)
Cash at beginning of year	133,167	52,878	1,296,102
Cash at end of year	52,878	1,296,102	966,276
Non-cash investing and financing activities:
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	80,224	419,776	—
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	—	16,324,300	—
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	—	95,211,135	—
Accrual of IPO costs	107,866	—	—

17	SUBSEQUENT EVENTS

On March 7, 2016, The Board of Directors approved to declare a cash dividend of US$0.15 per ordinary share to shareholders as of the close of trading on April 6, 2016. The cash dividend will be paid on or about May 30, 2016. The aggregate amount of cash dividends to be paid is approximately US$8.6 million.

