Form 20-F
period 2016-12-31
Tarena International, Inc.
filed 2017-04-25
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from ___________ to ___________

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
Telephone: +86 10-6213 8109
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each	The NASDAQ Stock Market LLC
representing one Class A ordinary share,	(The NASDAQ Global Select Market)
par value US$0.001 per share
Class A ordinary shares,	The NASDAQ Stock Market LLC
par value US$0.001 per share	(The NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2016, there were 56,055,497 ordinary shares outstanding, par value $0.001 per share, being the sum of 47,160,248 Class A ordinary shares and 8,895,249 Class B ordinary shares.

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
☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑

Non-accelerated filer ☐	Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.       ☑

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes      ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “Tarena” refer to Tarena International, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our variable interest entity;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share; the ADSs are evidenced by American depositary receipts, or “ADRs”;

•	“IT” refers to information technology;

•	“variable interest entity,” or “VIE,” refers to Beijing Tarena Jinqiao Technology Co., Ltd., which is a domestic PRC company in which we do not have any equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and Tarena International, Inc. is the primary beneficiary of such company. As the context may require, “variable interest entities” or “VIEs” may also include Shanghai Tarena Software Technology Co., Ltd., which used to a variable interest entity consolidated by our Group but was wound up in December 2016; and

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

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

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	358,667	575,170	836,941	1,178,008	1,579,604
Cost of revenues(1)	(112,120)	(180,097)	(240,084)	(333,559)	(449,104)
Gross profit	246,547	395,073	596,857	844,449	1,130,500
Selling and marketing expenses(1)	(106,522)	(187,430)	(261,489)	(384,954)	(527,553)
General and administrative expenses(1)	(62,800)	(100,518)	(183,998)	(251,298)	(307,519)
Research and development expenses(1)	(11,309)	(23,588)	(33,454)	(50,515)	(65,594)
Operating income	65,916	83,537	117,916	157,682	229,834
Interest income	7,355	9,549	26,802	42,732	23,974
Loss on foreign currency forward contract	—	—	—	—	(12,898)
Foreign currency exchange gains (losses)	—	—	7,539	(29,499)	3,760
Income before income taxes	74,306	101,105	166,645	182,727	260,630
Net income	60,298	87,033	151,850	178,760	241,854
Net income (loss) attributable to ordinary shareholders	(106,558)	(183,590)	148,320	178,760	241,854
Cash dividend declared per share(2)	—	—	—	—	0.98
Weighted average number of class A and class B ordinary shares outstanding(3):
Basic	10,851,287	10,930,412	41,223,389	53,767,810	55,540,670
Diluted	10,851,287	10,930,412	47,770,132	58,750,856	59,005,261
Earnings per Class A ordinary share, and per Class B ordinary share(4)
Basic	(9.82)	(16.80)	3.11	3.32	4.35
Diluted	(9.82)	(16.80)	2.69	3.04	4.10
Earnings per ADS(5)
Basic	(9.82)	(16.80)	3.11	3.32	4.35
Diluted	(9.82)	(16.80)	2.69	3.04	4.10

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

(2)	On March 7, 2016, the Board of Directors approved to declare a cash dividend of US$0.15 per ordinary share to shareholders as of the close of trading on April 6, 2016.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	—	106	349	664	4,124
Sales and marketing expenses	8	280	1,036	1,959	5,496
General and administrative expenses	788	4,054	22,302	28,274	51,154
Research and development expenses	21	297	1,289	2,022	7,050

(3)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 15 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

(4)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted earnings per Class A ordinary share and Class B ordinary share are the same for all the periods presented.

(5)	Each ADS represents one Class A ordinary share.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	101,808	159,368	261,035	513,938	810,672
Time deposits, including non-current portion	5,000	74,148	759,662	564,105	475,391
Restricted time deposits	—	—	—	150,000	—
Accounts receivable, net of allowance for doubtful accounts, including non-current portion	106,748	93,997	150,971	154,770	98,550
Property and equipment, net	51,363	78,074	81,835	127,864	437,337
Long-term investments	—	—	—	24,000	41,760
Total assets	294,603	449,177	1,333,661	1,653,891	2,085,012
Deferred revenue	60,693	94,426	117,954	164,524	266,061
Total liabilities	92,636	155,949	214,575	315,277	486,792
Total mezzanine equity	430,791	700,963	—	—	—
Total shareholders’ equity (deficit)	(228,824)	(407,735)	1,119,086	1,338,614	1,598,220
Class A and Class B ordinary shares	99	107	355	374	388
Number of outstanding Class A and Class B ordinary shares	10,851,287	12,226,558	52,445,782	54,563,321	56,055,497

Change in Reporting Currency and Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. We used to use U.S. dollar as our reporting currenty. Starting from the third quarter of 2016, we changed our reporting currency from U.S. dollar to Renminbi. The aligning of the reporting currency with the underlying operations will better depict our results of operations for each period. Assets and liabilities of entities with functional currencies other than RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of entities with functional currencies other than RMB are translated into RMB at average rates prevailing during the reporting period. Prior periods’ financial information has been recasted as if we always used RMB as our reporting currency.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 25, 2017, the noon buying rate was RMB6.8833 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2855	6.3123	6.2670	6.3495
2013	6.0969	6.1957	6.0969	6.2898
2014	6.1190	6.1426	6.0930	6.1710
2015	6.4936	6.2266	6.1079	6.4936
2016	6.9370	6.6375	6.4565	6.9508
2017
January	6.8588	6.8863	6.8331	6.9526
February	6.8750	6.8678	6.8456	6.8898
March	6.8993	6.8932	6.8701	6.9125
April (through April 25, 2017)	6.8833	6.8836	6.8651	6.9042

Source: Daily Statistics of People’s Bank of China

Note:

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Since inception, our primary focus has been on providing IT professional education services. We have since expanded our course offerings to include non-IT training courses, including digital art, online sales and marketing and accounting. We have also launched IT and non-IT training courses customized for young kids since December 2015, which primarily include computer programming, robot programming and digital arts (including 3D printing). We intend to continue developing new courses in anticipation of market demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income for our students.

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

We rely on Java, digital art and web front courses for a majority of our total net revenues, and a decrease in the popularity and usage of Java technology, Adobe design or web front technology would have a material adverse effect on our business and results of operations.

A majority of our total net revenues are generated from the Java, digital art and web front courses. In 2014, 2015 and 2016, our Java course contributed 36.0%, 28.5% and 35.1% of our total student enrollments, our digital art course contributed 31.5%, 30.8% and 27.6% of our total student enrollments, and our web front course contributed nil, 5.5% and 12.2% of our total student enrollments, respectively. The historical rapid growth of our business has been driven by the popularity and usage of Java technology, Adobe design and web front development, and we expect net revenues from these courses to continue to represent a substantial portion of our total net revenues in the near future. We believe our reliance on Java, digital art and web front courses is mainly attributable to the wide adoption and popularity of Java technology, Adobe design and web front development. However, whether Java as a programming language, Adobe design technology as a digital art tool or web front development can maintain their popularity is beyond our control. Any factor that materially and adversely affects student enrollment in our Java, digital art, or web front courses, such as a decrease in the popularity and usage of Java technology, Adobe design or web front development, would have a material adverse effect on business and our results of operations.

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

We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the average six-month post-course job placement rate for a year by averaging the six-month post-course job placement rates of each month of such year. Our average six-month post-course job placement rate for each of 2014 and 2015 was over 90%. When calculating such job placement rates for 2014 and 2015, a majority of the employment reported by relevant students were full-time employment, and a majority of the employment reported by relevant students were in the fields of their studies with us. All of the students enrolled in 2014 and 2015 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2014 and 2015, 89% and 86% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2014 and 2015 who later successfully graduated from our programs with graduation certificates awarded, 81% and 77% of such students, respectively, were deemed to be job-seeking students.

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

Our newly launched kid education programs may not be successfully due to our limited experience in providing education services to minors.

In December 2015, we launched our new kid education programs Tongcheng and Tongmei featuring IT training courses and non-IT training courses for kid students. In March 2016, we rolled out another kid education program Tongchuang to offer kids robotics programming courses. Our new kid education programs target students aged between six and eighteen. As we have been primarily engaging in adult vocational training programs since our inception, we have very limited experience in providing education programs to minors, who have distinct learning preference and mentality as comparing to adult students and require tailored courses and dedicated class management. Although the courses offered through our kid education programs are designed based on minors’ learning patterns and interests, we cannot guarantee you that our kid education programs will be able to continue to attract students or be proved to achieve satisfactory education results. If students lose interests in our kid education programs or find the courses offered in our kid education programs ineffective, our business, results of operations and financial conditions may be adversely affected.

In addition, unlike programs designed for adult students, our courses in our kid education programs are taught by teaching assistants face-to-face in offline classrooms. As a result, a large number of minors and their parents attend classes on our premises and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arise from the actions of our employees or contractors. In the event of accidents or injuries or other harm caused or perceived to be caused by us, our facilities and/or services may be perceived to be unsafe, which may discourage prospective students from enrolled in our programs. We could also face claims alleging that we should be liable for the accidents or injuries, or we were negligent, provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them. If any of these were to happen, our reputation, business, results of operations and financial conditions may be adversely affected.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because our student enrollment may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions our business and prospects may be affected by economic conditions in China or globally. The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and and the expected exit of The United Kingdom from the European Union. It is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2016, China’s gross domestic product grew at a rate of 6.7%. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the prolonged crisis in Ukraine which contributed to the collapse in the value of the Russian ruble, and the resulting Russian financial crisis. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for professional education services, which could materially and adversely affect our financial condition and results of operations.

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

We have expanded rapidly and we plan to continue to expand our operations in different geographic areas as we address the growth in our customer base and market opportunities. We increased the number of our learning centers from 118 as of December 31, 2014 to 145 as of December 31, 2016. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

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

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education. Under these PRC laws and regulations and related administrative requirements, to provide professional education services, a company may, in the capacity of a school sponsor, establish a private school which obtains a school permit from the human resources and social security authorities under the Law for Promoting Private Education, and such school can then establish and operate learning centers within the approved districts to provide professional education services, provided that learning centers located outside the registered address of the private schools shall be registered with original approving authorities. Alternatively, a company may obtain approval from the competent industry and commerce administration authorities to include the relevant professional education services in the authorized scope of business as specified in its business licenses. A company with “professional education services” or an equivalent statement included in its approved scope of business can operate learning centers by itself or through its registered branches. On November 7, 2016, the Standing Committee of the PRC National People's Congress, or NPC, released the amendment of the Law for Promoting Private Education, which will be effective on September 1, 2017, pursuant to which private schools are classified as either non-profit private schools or for-profit private schools. On December 30, 2016, the Implementation Rules for Private School Classification Registration was issued by the Ministry of Education, or the MOE, and other relevant authorities, which requires all private schools, including non-profit private schools and for-profit private schools, to obtain a “school permit”. Existing private schools that choose to register as for-profit private schools should apply for new school permits and complete the re-registration process. The Regulatory Implementation Rules for Profitable Private School issued on December 30, 2016 further indicates that for-profit private training institutions shall be regulated with reference to such rules. The implementation of abovementioned regulations will also rely on detailed rules of local government authorities.

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

We use both ways discussed above to establish learning centers. As of December 31, 2016, we had a total of 145 learning centers, of which 49 were managed by schools and 96 were managed by our subsidiaries. Among the learning centers operated by our subsidiaries, 49 have neither professional education services nor education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers as of December 31, 2016, and these learning centers in the aggregate accounted for 27.1% of our student enrollments in 2016. We were not able to include professional education services in these companies’ authorized business scope mainly because the industry and commerce administration authorities in these areas have a general local policy prohibiting the inclusion of “professional education services” in the business scope of any company. In addition, nine learning centers operated by our subsidiaries only have “education information related consultation” rather than “professional education services” in their respective authorized scopes of business, and these learning centers in the aggregate accounted for 4.0% of our student enrollments in 2016. The difference between “educational services” and “education information related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the competent industry and commerce administration authorities to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar statement. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation. We have been fined once for RMB50,000 for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of December 31, 2016, one of our learning centers are operated by schools outside their approved districts without obtaining relevant licenses and permits, and eight of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 to RMB50,000, confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These eight learning centers in the aggregate accounted for 4.4% of our total student enrollments in 2016. We were unable to obtain the requisite permits or make the required filings in some districts because the local authorities discontinued granting permits or accepting filings for administrative reasons for a period of time. Although we have not been subject to any material fines or other penalties in relation to any non-compliance of licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

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

In 2014, 2015 and 2016, a substantial portion of our students relied on loans provided or arranged by a number of financing service providers to pay our tuition fees. In 2014, the financing service providers involved in tuition financing include Bank of China Consumer Finance Co., Ltd., or BOC CFC, CreditEase Business Consulting (Beijing) Co., Ltd., or CreditEase, and Bank of Beijing Consumer Finance Company, or BOB CFC. In 2015 and 2016, in addition to the above mentioned tuition financing services provided by those financing service providers, our students also took out loans facilitated through Baidu Small Loan Co., Ltd., or Baidu Small Loan, RenRenDai and ShiTuDai, consumer financing services provided by an independent third parties, to pay our tuitions. In 2014, 2015 and 2016, approximately 55.0%, 50.4% and 55.1% of our students took out loans provided or arranged by financing service providers to pay for our tuition fees.

We have entered into cooperative agreements with Baidu Small Loan Co., Ltd, BOC CFC and BOB CFC pursuant to which they provide loans to our students for the payment of our tuition fees. We have also entered into agreements with CreditEase and RenRenDai, whereby they assisted our students in obtaining loans to pay for our tuition fees. Our cooperative agreement with BOC CFC has expired in March 2017 and we are in the process of renewing our cooperative agreement with BOC CFC. However, we may not be able to renew our cooperative agreement with BOC CFC on commercially reasonable terms or at all. Moreover, Baidu Small Loan Co., Ltd., RenRenDai, BOC CFC, CreditEase, and ShiTuDai have full discretion in deciding whether or not to extend or arrange for loans to a particular student. Furthermore, macroeconomic conditions in China may force the financing service providers to decrease or eliminate the amount of credit available for our students, making it difficult for our prospective students to afford our education. In addition, if the default rates on the loans provided or arranged by these and other financing service providers were to increase, they may raise the interest rates on the student loans, making such financing options less attractive to our students. Although peer-to-peer lending is generally protected as private loans between individuals under PRC law and has flourished in recent years in China, there are uncertainties as to the licensing requirements and the nature of business provided by those intermediaries, such as CreditEase, RenRenDai and ShiTuDai, in facilitating the peer-to-peer lending. If one or more new PRC laws and/or regulations are passed in the future prohibiting peer-to-peer lending facilitated by, or imposing significant licensing requirements on, intermediaries such as CreditEase, RenRenDai and ShiTuDai, we cannot assure you that CreditEase, RenRenDai or ShiTuDai will be able to obtain relevant licenses and continue facilitating peer-to-peer lending in the future. If CreditEase, RenRenDai or ShiTuDai ceases to facilitate peer-to-peer lending to our students in the future, if our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected.

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

We have established various kinds of cooperative relationships with over 690 universities and colleges in China. We enroll a significant percentage of our students directly from these universities and colleges through jointly offered majors, on-campus learning sites and university recruiting promotional events. We recruited approximately 14.8% of our students in 2016 from these universities and colleges. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

A majority of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. As of December 31, 2016, we had received from our lessors copies of title certificates or proof of authorization to lease the properties to us for all leased properties. However, we cannot assure you that we will be able to obtain copies of title certificates or proof of authorization to lease any properties that we may lease in the future or the title to these properties we currently lease or any properties that we may lease in the future will not be otherwise challenged. Furthermore, several of our leased properties are owned by universities or built on allocated land in China. Such properties may not be legally leased to us under PRC law. Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises.

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

Understanding the difficulty for recent college graduates to afford the tuition fees of our courses, we offered qualified students the post-graduation tuition payment option beginning in 2006, which led to our relatively high accounts receivable. As of December 31, 2014, 2015 and 2016, our outstanding accounts receivable, net of allowance for doubtful accounts, were RMB151 million, RMB155 million and RMB99 million, respectively. Although we conduct financial evaluations of our students applying to use our post-graduation tuition payment option, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environmental and the earnings capacity of our students may negatively impact our ability to collect our accounts receivable. Furthermore, as time passes, it might be more difficult for us to collect historical accounts receivables. Our bad debt allowance increased significantly between 2014 and 2015. In 2015, we observed an increase in the overall account aging for students enrolled between 2010 and 2014 who used the post-graduation payment option, as well as an increase in the cumulative default amount of accounts receivable from such students. As a result, we determined that the delinquency risk for the corresponding accounts receivable has increased as well. In 2016, our bad debt allowance decreased considerably from RMB63.1 million in 2015 to RMB33.6 million in 2016. However, there is no guarantee that our bad debt allowance and delinquency risk will keep decreasing in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our bad debt allowance to increase or remain relatively high in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

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

We may not be able to recoup the capital expenditures or investments we make to expand and upgrade our teaching, administrative, research and other capabilities.

We purchased two office buildings in Beijing for an aggregate price of RMB231.9million in 2016. The office buildings are mainly for teaching purpose, and to a lesser extent for administrative function. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB49.6 million in 2016. The purpose of these two buildings is for teaching purposes as learning centers to accommodate the growing demand in local market and enjoy local favorable policies. We may continue to invest in our teaching, administrative, research and other capabilities as our business further develops. Although we will evaluate the feasibility of each property purchase for the good of business operation, we are likely to incur costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

Our strategy of investments and acquiring complementary businesses and assets may fail.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business. Investments and acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities, including liability for infringement of third-party copyrights or other intellectual property;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•	potentially significant goodwill impairment charges;

•	high acquisition and financing costs;

•	possible loss of key employees of a target business;

•	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;

•	diversion of resources and management attention; and

•	in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries.

Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Investments and acquisitions may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our ADSs and the underlying ordinary shares. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Moreover, acquisitions may also generate significant amortization expenses related to intangible assets. We may also incur impairment charges to earnings for investments and acquired businesses and assets which are determined to be impaired, and recognize the proportional share of the net losses of the investees to the extent of the amount of the investments for the equity method investments.

Geographic concentration of our learning centers may unfavorably impact our operations.

We derive a substantial portion of our net revenues from our entities in Hangzhou and Beijing. Revenue derived from the entities in Hangzhou accounted for 25.5%, 33.0% and 31.9% of our net revenues in 2014, 2015 and 2016, respectively. Revenue derived from the entities in Beijing accounted for 15.5%, 12.3% and 12.4% of our net revenues in 2014, 2015 and 2016, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Hangzhou and Beijing. Furthermore, any natural disaster or health epidemics affecting the Hangzhou and Beijing regions could significantly impact our operations. Although we have been and will be exploring opportunities of setting up additional learning centers in second tier or third tier cities, we expect that we will continue to derive a substantial portion of our net revenues from Hangzhou and Beijing in the near future. Deterioration in economic conditions and the professional services industries in these markets could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

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

We deliver live broadcasts of our lectures via a dedicated network provided by China Telecom and China Unicom to terminals located in selected learning centers with high student enrollment and via public Internet infrastructure to other learning centers. Any unscheduled service interruption of the Internet infrastructure and telecommunications networks in China could cause us to be unable to deliver these live broadcasts, forcing us to resort to using pre-recorded lectures in the event of such service interruptions. Our inability to broadcast live lectures during service interruptions may damage the quality of our education and student experience, which may hurt our reputation and negatively impact our financial condition and results of operations. Furthermore, our gross profit and net income could be adversely affected if the prices that we pay for telecommunications and Internet services rise significantly.

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

Our new CRM system may not function properly, which may materially and adversely affect our operations

We switched to a new customer relationship management, or CRM system, in August 2015. The new CRM system is developed in-house and is intended to improve functionality and information flow. As with any major new software system, there are inherent risks in the design, construction, implementation and operation of our new CRM system. These risks include the potential failures to properly design the system, to efficiently construct and implement the system and to effectively operate the system. While we believe that our new CRM system will provide the anticipated IT and customer service enhancements we expect, no assurances can be given in this regard. The failure to properly and efficiently operate the new CRM system could disrupt our operations and adversely affect our financial results.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.” In the future, however, if we fail to maintain effective internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. A failure to achieve and maintain effective internal controls over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Furthermore, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

Labor costs in China have risen in recent years. We employed 6,257 employees in China as of December 31, 2016. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, PRC government have promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may materially reduce our net income.

We adopted a share plan in 2008, or the 2008 Plan, that permits granting of options to purchase our ordinary shares, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares. Under the 2008 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under our share plan is 8,184,990 shares. In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2008 Plan and the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2016, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB71.3 million and RMB0.2 million, respectively, which will be recognized over a weighted average period of approximately 2.18 years and 0.25 year. Expenses associated with share-based compensation awards granted under our share plan may materially reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Any natural catastrophes, severe weather conditions, health epidemics and other extraordinary events could severely disrupt our business operations.

The occurrence of natural catastrophes such as earthquakes, floods, typhoons, tsunamis or any acts of terrorism may result in significant property damages as well as loss of revenues due to interruptions in our business operations. Health epidemics such as outbreaks of Zika, Ebola, avian influenza, severe acute respiratory syndrome (SARS) or the influenza A (H1N1), and severe weather conditions such as snow storm and hazardous air pollution, as well as the government measures adopted in response to these events, could require the temporary closure of our learning centers.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. In December 2016, we would up Shanghai Tarena, one of our VIEs. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce, or the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Although the Guidance Catalog of Industries for Foreign Investment amended in 2015 and Circular 196 promulgated by MIIT in June 2015 allows a foreign investor to own up to 100% of the total equity interest in an E-Commerce business, we have not engaged in any E-Commerce business. Due to the foreign ownership restriction on Internet content and other value-added telecommunication services, we operate our TMOOC.cn website through our VIE, Beijing Tarena. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder, chairman and chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

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

Han Kun Law Offices, our PRC legal counsel, is of the opinion that (i) the ownership structure of Beijing Tarena and Tarena Tech will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Tarena Tech, Beijing Tarena and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE will be adopted or if adopted, what they would provide. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of VIE structures, such as ours, in industries subject to foreign investment restrictions in China and overseas listings by China-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what such report provides, or whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Value–Added Telecommunications Services—The Discussion Draft PRC Foreign Investment Law” and “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

We launched our TMOOC.cn online learning platform in March 2015 to cover a broader customer base. TMOOC.cn features sample lecture videos and class materials covering our course subjects. We offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. TMOOC.cn is also important for our marketing efforts. Therefore, the imposition of any of these penalties could result in a material and adverse effect on our ability to provide online education services and conduct our marketing and promotional activities through TMOOC.cn. Beijing Tarena has added our TMOOC.cn website under its ICP license. However, we cannot guarantee that Beijing Tarena will be successful in applying for the ICP license annual inspection. If we fail to go through the ICP annual inspection, our continued operation of TMOOC.cn may subject us to penalties, including confiscation of illegal income and fines, and we may be ordered to shut down our TMOOC.cn website.

If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE.

Prior to 2012, we operated a substantial portion of our learning centers through our consolidated VIE and their subsidiaries and schools. After the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective on January 30, 2012 and as amended on April 10, 2015, non-accredited foreign investment in professional education services is now “encouraged” in China and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in this area.

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2016, we operated 49 of our learning centers through private schools owned by subsidiaries of Tarena Tech. These 49 learning centers in the aggregate accounted for 31.6% of our total student enrollments in 2016.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the PRC Catalogue for the Guidance of Foreign Investment Industries (Amended) encourages and permit 100% foreign ownership of non-accredited professional training business in China and the Law for Promoting Private Education does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. On the other hand, according to the Law for Promoting Private Education, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside of China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly-owned subsidiary incorporated in China to establish a school under the Law for Promoting Private Education without violating the Regulations on Operating Chinese-foreign Schools. 24 private schools sponsored by our wholly-owned subsidiaries in China have obtained private school operating permits, and based on the results of oral inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to our consolidated VIE, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

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

Our contractual arrangements with our consolidated VIE may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Tarena Tech and our consolidated VIE did not represent an arm’s-length price and adjust our consolidated VIE’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated VIE, which could in turn increase their tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated VIE for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Beijing Tarena becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business.

Due to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Beijing Tarena as well as its shareholders. As part of these arrangements, Beijing Tarena holds assets that are important to the operation of our business, including the domain name and ICP license for our TMOOC.cn website.

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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and our consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and our consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of our PRC subsidiaries and our consolidated VIE have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally store them in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries and our consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

Under the Law for Promoting Private Education and the Implementation Rules for The Law for Promoting Private Education, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, the amendment of the Law for Promoting Private Education released on November 7, 2016, which will become effective on September 1, 2017, allows for-profit private schools to obtain returns, which will be further regulated by the PRC corporate law and other relevant laws and regulations.

As of December 31, 2016, we had five schools registered as schools requiring reasonable returns, while 20 schools are registered as schools not requiring reasonable returns. Unlike typical schools which grant diplomas to students upon graduation, we provide professional education and do not grant any diploma to our students. However, the current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education could materially and adversely affect our business prospects and results of operations. For example, if the PRC government imposes additional restrictions on private schools’ ability to operate their business or restricts private schools from making payments to related parties for services, our ability to receive service fees from our schools may be limited.

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

We transmit our audio-video educational programs through our TTS system and TMOOC.cn to enrolled course participants. In addition, we provide audio-video program uploading and transmission services. As a result, we might be subject to the Internet Audio-Video Program Measures. If the governmental authorities determine that our provision of lecture videos on TTS and/or TMOOC.cn falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Pursuant to the Provisions on the Administration of Human Resources Markets issued by SAIC in 2001 and as amended in 2005 and 2015, respectively, a human resources service intermediary refers to any entity which provides intermediary services for employers and any potential employees, and no entity may provide such services without a “License for Human Resources Intermediary Resources.” Any internet information service provider which provides intermediary services for employers and any potential employees via internet shall obtain such license. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Although we have not entered into any agreement with corporate employers or any job-seeking candidates, we source and list job opportunities from both IT and non-IT employers in China through the website, which may be deemed as a human resources service intermediary. Currently, we have recorded human resources intermediary services in our business license but we have not obtained the “License for Human Resources Intermediary Resources,” and if the relevant PRC government authorities determine that we shall obtain such license for the operation of Job Show and we fail to obtain such license, they may order us to shut down the website and subject us to a fine of RMB10,000 and if there is any illegal income, we may be subject a fine of no more than three times of the illegal income, which shall not exceed RMB30,000.

PRC regulations establish complex approval procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. The transfers of our learning centers from our consolidated VIE to our wholly-owned subsidiaries in China may be subject to such approval procedures, in which case we may need to restructure the ownership and operation of the affected learning centers, and as a result we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE.

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

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions”, and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or other ways. Although M&A Rules have become effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer our operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As Mr. Shaoyun Han is a shareholder of both Tarena and our consolidated VIEs, even though the transfers of the companies, which operated 23 of our learning centers themselves or through schools they established as of December 31, 2016, from our consolidated VIEs to our wholly-owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools which operated 14 learning centers as of December 31, 2016, which are not enterprises, from subsidiaries of our consolidated VIEs to our wholly-owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from our consolidated VIEs to our wholly-owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may be need to transfer these companies and schools, including the related learning centers, back to our consolidated VIE. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.”

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force replacing both previous SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided under Circular 142 for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing entrusted loans or repaying loans between non-financial enterprises. The business scopes of Tarena Tech include research and development of computer software, hardware, internet technology and products and telecommunications technology, transfer of proprietary technologies, information technology consulting, technical services, computer technology training, sales of self-developed products and franchise business operations. The business scopes of Tarena Software Technology (Hangzhou) Co., Ltd., or Tarena Hangzhou, include technology development, technology consulting, technical services, computer software and hardware, network technology, telecommunication technology, services, non-certification computer technology training for adults (excluding business subject to pre-approvals), wholesale and retail of computer software and hardware and telecommunication equipment (excluding equipment subject to national controls and other special controls). Tarena Tech and Tarena Hangzhou may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. Therefore, we may not use such Renminbi funds converted to make equity investments in the PRC through our PRC subsidiaries. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 19 could result in severe monetary or other penalties.

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

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. The SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. As a result, although our PRC subsidiary, Tarena Hangzhou, is currently wholly owned by our Hong Kong subsidiary Tarena HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If Tarena HK cannot be recognized as the beneficial owner of the dividends to be paid by Tarena Hangzhou to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law. Besides, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a preferential tax treatment, the relevant tax authorities may adjust the preferential withholding tax in the future.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementing Rules, both became effective on January 1, 2008, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012 and again in 2015, and is eligible to enjoy a preferential tax rate of 15% until the end of 2017. If Tarena Tech fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations. In addition, Tarena Hangzhou, one of our PRC subsidiaries, was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou has also received financial subsidies from PRC local government authority in 2013, 2015 and 2016. In 2016, Tarena Hangzhou acquired Hanru Education & TechnologyCo., Ltd., or Hanru Hangzhou, which was qualified as an eligible software enterprise and entitled to a full tax exemption of two years followed by a 50% tax exemption of three years, commencing from 2016.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. The value of the Renminbi depreciated approximately 5.8% against the U.S. dollar in 2015 and further by approximately 6.3% in 2016. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalisation, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect the U.S. dollar equivalent of our earnings, regardless of any underlying change in our business or results of operations.

In January 2016, we entered into a foreign currency forward contract with China Merchants Bank Co., Ltd. The notional amounts of the foreign currency forward contracts were RMB564.1 million and the settlement date was on May 19, 2016. We incurred a loss of RMB12.9 million as a result of such forward foreign currency contract in 2016, due to the fluctuation in the exchange rate between U.S. dollars and RMB. We may decide to enter into additional foreign currency contract in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Through our dual-class share structure, Mr. Shaoyun Han, our founder, chairman and chief executive officer, a PRC citizen, possessed and controlled 67.1% of the voting power of our company as of March 31, 2017. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the Internet content and other value-added telecommunication service industry, in which our VIE operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs.The trading price of our ADSs has ranged from US$8.35 to US$17.75 per ADS in 2016. The last reported trading price on April 24, 2017 was US$18.60 per ADS. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have recently listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 31, 2017, our Class B ordinary shares represent 12.6% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 59.0% of our total voting power.

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2017 or in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2016 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and almost all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and executive officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2016 in 2016. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders no later than December 31, 2016 in 2016. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

We incur increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Global Select Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we had elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. The decision to opt out of the extended transition period under the JOBS Act was irrevocable.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government and On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. In December 2016, we wound up Shanghai Tarena, one of our VIEs. We expect to continue to control and consolidate Beijing Tarena, which holds an Internet Content Provider license, or ICP license. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena. In 2015, we invested RMB24.0 million in five PRC companies which are engaged in the provision of educational products and services. In 2016, we invested RMB12.8 million in three companies which are mainly engaged in provision of educational products and services. For a description of the risks relating to our corporate structure and the contractual arrangements we have entered into with our VIE, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

The table below sets forth the respective revenues and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIEs as of the dates and for the periods indicated:

	Net Revenues(1)					Total Assets(1)
	For the year ended December 31, 2014	For the year ended December 31, 2015		For the year ended December 31, 2016		As of December 31, 2016
Tarena and its wholly-owned subsidiaries	99.7%	100.0%		100.0%		97.2%
Consolidated VIEs(2)	0.3%	0.0	%(3)	0.0	%(3)	2.8%
Total	100%	100%		100%		100%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.

(2)	Shanghai Terena, one of our consolidated VIEs, were wound up in December 2016.

(3)	The net revenues from consolidated VIEs is immaterial and accounted for 0.0% due to rounding.

We have dual headquarters in China. Our principal executive offices in Beijing are located at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 6213 5687. Our principal executive offices in Hangzhou are located at 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou 310000, People’s Republic of China. Our telephone number at this address is +86 571 5602 0827. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 801 2nd Avenue, Suite 403, New York, NY 10017.

B.	Business Overview

We provide professional education services in China. Our core strength is in IT professional education services. Since our inception in 2002, we have trained over 380,000 students, cooperated with more than 690 universities and colleges and placed students with approximately 90,000 corporate employers in a variety of industries. We currently offer courses in twelve IT subjects, three non-IT subjects and three kid education programs.

For our adult students, our education platform combines live distance instruction, classroom-based tutoring and online learning modules. We deliver professional education lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 145 directly managed learning centers in 46 cities in China as of December 31, 2016. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, self-assessment exams, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance. In addition to our TTS platform, we launched TMOOC.cn in March 2015, which offers not only regular teaching video contents, but also continuing education courses and job placement training courses, in order to cover a broader customer base. We offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. TMOOC.cn is also important for our marketing efforts.

In December 2015, we launched new training programs Tongcheng and Tongmei featuring IT training courses and non-IT training courses. In March 2016, we also rolled out Tongchuang to offer kids robotics programming courses. These new programs target and contain curriculum that are customized for primary to high school students aged between six and eighteen. Unlike programs designed for adult students, our courses for primary to high school students are taught by teaching assistants face-to-face in offline classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, under the lead of on-site teaching assistants. These programs are mainly delivered through the facilities of existing learning centers to improve the utilization of the facilities. In 2016, we also set up six flagship centers for kid education programs, which have further improved our brand recognition and teaching facilties and brought better learning experience for our students.

We have a strong commitment to career services. We had 445 career counselors as of December 31, 2016, who advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We had 243 employer cooperation representatives as of December 31, 2016, who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including global Fortune 500 companies and leading technology companies.

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. We also control and consolidate a VIE, Beijing Tarena. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena as of December 31, 2016. Our wholly-owned subsidiaries in China are currently not eligible as wholly-owned foreign-invested enterprises to hold ICP licenses.

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

Our live broadcast method of lecture delivery ensures consistency in teaching quality across all our centers. All of our instructors to deliver the lecture through webcasting system are located in Beijing, where we centralize our training support. Our headquarter-level quality control department monitors the performance of each lecturer on a daily basis. We typically have multiple instructors for each course, with each instructor focusing on separate topic areas. We believe this allows our instructors to focus, and offer more in-depth teaching, on their specific areas of expertise within a subject.

Classroom-based tutoring

Our students are generally required to physically attend classes at our learning centers. We believe physical attendance is important as it creates a disciplined and focused learning environment for students to effectively master the course content. Requiring students to physically attend classes also facilitates the delivery of personalized and systematic tutoring and job placement services to our students.

Our classrooms are equipped with computers for each student, as well as projectors and other equipment necessary for the live broadcast of our lectures. Our classroom technology infrastructure allows students to interact with instructors online to receive help on course materials and to use online modules in TTS to take notes and conduct practice exercises.

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2016, we directly managed a total of 145 learning centers in 46 major cities across China. Our learning centers vary in terms of size, typically having between 5 and 20 classrooms, with each classroom typically able to host between 20 and 100 students. In addition to the learning centers that we operate directly, we also have one franchised learning center in Xi’an, and the franchise fee from such learning center was immaterial in 2016.

The following table provides an overview of our national network of learning centers that we manage directly and the courses offered in each city as of December 31, 2016 and student enrollments in each city in 2016:

Cities	Number of Learning Centers	Java	C++	Digital art	Software testing	PHP	Embedded	Android	NET	iOS	Linux and network engineering	Online sales and marketing	Accounting	Web front- end development	Big data	VR/AR
Beijing	15	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Hangzhou	9	●	—	●	—	—	●	●	—	●	—	●	●	●	—	—
Shenzhen	9	●	●	●	●	●	●	●	—	●	●	●	●	●	—	—
Shanghai	8	●	●	●	●	●	●	●	—	●	●	●	●	●	—	—
Guangzhou	8	●	●	●	●	●	●	●	—	●	●	●	●	●	—	—
Chengdu	7	●	●	●	●	●	—	●	—	●	—	●	●	●	—	—
Nanjing	6	●	●	●	●	—	●	●	—	●	—	●	●	●	—	—
Wuhan	6	●	●	●	●	●	●	●	—	●	—	—	●	●	—	—
Hefei	6	●	●	●	—	—	—	—	—	●	—	—	●	●	—	—
Zhengzhou	5	●	—	●	—	●	●	●	—	●	—	—	●	—	—	—
Chongqing	4	●	—	●	—	●	●	●	—	—	—	●	●	●	—	—
Changsha	4	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—
Jinan	4	●	●	●	—	●	—	●	—	●	—	●	●	—	—	—
Qingdao	4	●	●	●	—	●	—	—	—	—	—	●	●	—	—	—
Taiyuan	4	●	—	●	—	●	—	●	—	—	—	●	●	—	—	—
Shenyang	3	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—
Changchun	3	●	—	●	—	—	—	●	—	—	—	●	—	—	—	—
Shijiazhuang	3	●	—	●	—	—	—	—	—	●	—	—	—	—	—	—
Xi’an	2	—	—	●	●	●	—	●	—	●	—	●	—	—	—	—
Wuxi	2	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Suzhou	2	●	●	—	—	—	—	—	—	—	—	—	—	—	—	—
Harbin	2	●	—	●	—	—	—	—	—	—	—	●	—	●	—	—
Xiamen	2	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Nanchang	2	●	●	●	—	—	—	—	—	●	—	—	—	—	—	—
Dalian	2	●	—	●	—	—	—	—	—	—	—	●	●	—	—	—
Kunming	2	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—
Tianjin	2	●	—	●	—	—	—	—	—	●	—	●	—	—	—	—
Nanning	1	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—
Ningbo	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Fuzhou	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Zhuhai	1	●	—	●	—	—	—	●	—	—	—	—	—	—	—	—
Daqing	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Yantai	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Dongguan	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Guiyang	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Haikou	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lanzhou	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Weifang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Luoyang	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Linyi	1	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Yuncheng	1	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—
Wenzhou	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Hohhot	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Qinhuangdao	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Nanyang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—
Zibo	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

●	currently offered

—	not currently offered

In 2016, we have entered 46 cities in China and recruited 107,493 students, approximately 62.0% of whom are from top 10 cities, namely Beijing, Shenzhen, Shanghai, Hangzhou, Chengdu, Nanjing, Guangzhou, Wuhan, Zhengzhou and Qingdao. Other cities accounted for 38.0% of total student enrollments.

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

In addition to our TTS platform, we launched TMOOC.cn in March 2015 to cover a broader customer base. TMOOC.cn offers two types of online learning products: continuing education courses and job placement training courses. Continuing education courses, composed of a library of video clips that focus on on-the-job practical skills, target working professionals and others with continuing education needs. Job placement training courses are full length programs that target job seekers. These recruitment-oriented courses are carefully chosen from existing courses at our learning centers and redesigned to be more suitable for online learning environment. Users who finish all modules in a job placement training course and pass the relevant Tarena certification examination will receive the same job placement services that we offer to students at learning centers. We also offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. The number of registered TMOOC.cn users has reached more than 195,000 as of December 31, 2016, and our proprietary content library offers more than 22,000 hours of video content.

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We currently offer courses in twelve IT subjects, three non-IT subjects and three kid education programs.

For adult students, we generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

•	Full-time class. The term for a full-time class is typically four months and includes approximately 1,000 learning hours. Full-time classes meet from Monday to Friday. In 2016, we also implemented “teaching at appropriate level” strategy and launched advanced courses with terms of one to five months. In 2016, approximately 80.6% of our enrolled students attended our full-time classes.
49

•	Part-time class. Part-time classes typically have terms of three to five months. We allow students to attend part-time classes either exclusively during weekends or on a combination of weekday nights and weekends, as these students typically have full-time jobs. We offer our part-time class students the opportunity to complete a portion of lessons online by watching videos available on TTS through TMOOC.cn. In 2016, approximately 19.4% of our enrolled students attended our part-time classes.

We have adopted stringent quality control procedures to ensure that we produce high quality graduates. We use entrance exams to assess the level of our students. Prospective full-time students with low entrance exam scores are recommended to enroll in preparatory training camps. We have a total of four monthly closed-book performance tests to evaluate the learning status of our students. For underperforming students who have failed the first monthly performance test, we offer them the opportunity to re-take the first month classes at no extra cost. We believe physical class attendance is important, and students with low attendance rates are generally not given graduation certificates and job opportunities referrals at the end of our program.

Our full-time classes also include short term, project-based training programs designed for college students to gain practical IT experience, which are not material for our business as a whole.

IT education courses

We offer education courses covering the following twelve IT subjects:

Subject	Year of Launch	Focus of Course Content
Java	2002	Programming for Windows and Linux-based desktop software and web-based software
.NET	2007	Development of software based on the .NET framework that runs primarily on Windows
C++	2009	Programming for Windows and Linux-based desktop software
Software testing	2009	Practical software testing and quality assurance training
Embedded	2009	Development of software to control machines and devices
PHP	2010	Web-based software development for e-commerce industries
Android	2011	Programming for Android-based applications
iOS	2012	Programming for iOS-based applications
Linux and network engineering	2013	Linux operating system and network management technology
Big Data	2015	Hadoop, HBase, Hive, Zookeeper
Web front-end development	2015	HTML5, CSS3, JavaScript, jQuery, AJAX, Bootstrap, AngularJS, Web APP
VR/AR	2016	Programming for developing a full range of VR/AR projects

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

Since its launch in February 2013, our digital art course has registered strong growth in student enrollments and has become one of the largest courses in terms of net revenue contribution in 2016. Our accounting course helps us target a broader student base. Graduates of our online sales and marketing courses are awarded the Certificate issued by Baidu without additional examination.

Kid Education Programs

In December 2015, we launched new training programs Tongcheng, Tongmei and Tongchuang featuring IT training courses and non-IT training courses. Compared with the curriculum for adult students, the IT and non-IT courses offered under the Tongcheng, Tongmei and Tongchuang programs feature materials that are customized for young kids. Both new programs target and contain curriculum that are customized for primary to high school students aged between 6 and 18. Unlike programs designed for adult students, our courses for primary to high school students are taught by teaching assistants face-to-face in offline classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, under the lead of on-site teaching assistants.

Tongcheng, Tongmei and Tongchuang programs each has three to four levels, with each level consisting of 120 learning hours per year. Students begin from level 1 and attend a 3-hour class per week. Depending on the age group, it generally takes approximately one year to complete each level. As of December 31, 2016, our Tongcheng, Tongmei or Tongchuang programs are offered in 15 cities in China.

Our Teaching Staff

Our instructors

As of December 31, 2016, we employed 204 full-time instructors based in Beijing. Most of our instructors for IT education courses have industry backgrounds in global and domestic technology companies. Instructors for non-IT education courses are typically experts or veterans in their respective specialized fields. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brand, our well-established teaching infrastructure and sales team and our competitive compensation.

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

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 1,344 teaching assistants as of December 31, 2016.

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

We regularly engage in new course development in order to capture demands created by evolving job market and industry trends. We have a set of procedures for new course development. Prior to developing a new course, we gather market intelligence by collecting job market demand information to ensure that we are developing relevant and up-to-date courses. We conduct a series of surveys, each with clear parameters, to determine various aspects of the proposed new course. Once we gather enough market intelligence, we recruit, or identify from within Tarena, instructors with the appropriate industry and academic background to form a course-specific development task team. All of our new courses are then pilot tested in selected learning center in Beijing for student satisfaction, training practicality and employment outcomes. In 2016, we launched one new course in VR/AR and one kid program in kid robot programming.

Our software research and development department is tasked with improving the technical performance and user experience of TTS. Since introducing TTS student version 1.0 in 2006, we have produced eight upgrades to TTS. The current version that our students use is TTS student version 9.0.

Our Students

The majority of our students are college students and graduates. In 2016, approximately 81.3% of our enrolled students were either studying towards, or already held, a post-secondary degree. We have experienced significant growth in student enrollment in recent years. Our student enrollment reached 107,493 in 2016.

Student recruitment

We rely primarily on Internet-based marketing to attract students and increase enrollments. We advertise on the Internet using search engine keywords on leading search engines. We also use banners and other advertising placements on targeted sites, such as education portals, career sites and industry-specific websites. We actively monitor the effectiveness of our advertising and adjust marketing spending accordingly. Our learning centers also host seminars, information sessions and preparatory training camps for prospective students.

When a prospective student responds to our advertisements, an enrollment advisor generates a prospective student profile and advises the candidate, either online or in a face-to-face meeting, on various aspects of our courses and educational experience. As of December 31, 2016, we had a total of 1,746 enrollment advisors nationally.

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

We also encourage our students at school to introduce their friends or classmates who are interested in taking professional education courses. Student referral has become one of the key channels we access to new students.

In addition to our marketing efforts and student referrals, we recruit a significant portion of our students directly from universities and colleges. As of December 31, 2016, we have cooperated with over 690 universities and colleges in China under one of the three following modes of cooperation:

•	Joint-majors. We offer joint-majors with 103 universities and colleges in China. These universities offer students the option to include our selected courses in their standard undergraduate curriculum. Students in selected majors at these universities take our courses full-time for one semester and receive academic credits from these universities and colleges after successfully completing our courses.

•	On-campus learning sites. We have established over 144 on-campus learning sites with over a number of universities and colleges in China to offer our courses, without live broadcast, to students attending these universities and colleges. Students enrolled in our on-campus learning sites typically attend part of our course in the on-campus learning sites and part of the course at our learning centers. We pay universities and colleges for the cost of classroom facilities used in the learning sites but do not share revenue with these universities and colleges.

•	Enrollment cooperation. We have enrollment cooperation with over 690 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students.

We had a total of 283 university cooperation representatives as of December 31, 2016. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China. In 2016, we enrolled approximately 14.8% of our students from universities and colleges with which we cooperated.

Student job placement services

We have an effective job placement program for our adult students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 445 career counselors as of December 31, 2016.

Each learning center offering courses for adult students also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 243 employer cooperation representatives as of December 31, 2016. We invite corporate employers to host recruiting events and interviews at our learning centers and offer students with interview opportunities across the country.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China.

We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the average six-month post-course job placement rate for a year by averaging the six-month post-course job placement rates of each month of such year. Our average six-month post-course job placement rate for each of 2014 and 2015 was over 90%. When calculating such job placement rates for 2014 and 2015, a majority of the employment reported by relevant students were full-time employment, and a majority of the employment reported by relevant students were in the fields of their studies with us. All of the students enrolled in 2014 and 2015 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2014 and 2015, 89% and 86% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2014 and 2015 who later successfully graduated from our programs with graduation certificates awarded, 81% and 77% of such students, respectively, were deemed to be job-seeking students.

Our Network of Employers

We have a track record of producing job-ready and highly qualified candidates for many corporate employers. Since our inception, our network of potential employers for our students covered approximately 90,000 corporate employers, including Global Fortune 500 companies, and leading technology, IT services and Internet companies in China.

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

Tuition Fees

For our full-time classes for adult students, our standard tuition fees generally range from RMB16,800 to RMB20,800 per course. We raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB 2,000 per course in March 2016. We also increased our tuition fees for part-time classes on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2016. For our kid education programs, our standard tuition fees are between RMB15,000 and RMB19,200. Each kid education program is composed of four levels, with each level consisting of 120 learning hours in one year.

We primarily offer two payment options for our adult students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also offer an option whereby qualified adult students can pay our tuition fees within a period of time after graduation.

To assist our students in paying our tuition fees, we offered the following five credit sources to provide financing services for our students to make one-time, up-front tuition payments in 2016:

•	Baidu Small Loan Co., Ltd. We launched the Baidu student loan program in November 2015.

•	Bank of China Consumer Finance Co., Ltd. We launched the BOC CFC student loan program in April 2014.

•	RenRenDai. We began to cooperate with RenRenDai, a third-party peer-to-peer lending service provider, in arranging loans for our students to pay for their tuition fees in January 2015.

•	CreditEase. CreditEase, a credit management and microfinancing company in China, assists our students in obtaining loans to pay for their tuition. CreditEase began to offer this service to our students in July 2013.

•	ShiTuDai. We have cooperated with ShiTuDai, a peer-to-peer lending service provided by an independent third party, in arranging loans for our students to pay for their tuition fees since the second quarter of 2015.

Approximately 55.1% of our students enrolled in 2016 obtained financing from one of the five abovementioned sources. Such financing arrangements are bilateral in nature, and are carried out between our students and the respective financing institution directly.

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

All of our servers and routers, including backup servers, are currently hosted at our learning centers or by third-party service providers in multiple cities in China. We regularly back up our databases. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We deliver live broadcast of audio and video of the lectures given in Beijing via the dedicated network of China Telecom and China Unicom to terminals located in selected learning centers with high student enrollment, and via public Internet infrastructure to our other learning centers.

We developed our CRM software in-house to manage our student and corporate employer information, as well as to integrate our key administrative functions. We will rely on our internal IT resources to upgrade the CRM system as needed.

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

As of December 31, 2016, we had registered 192 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech holds 21 registered software copyrights, 35 trademarks and 190 registered domain names including www.tedu.cn. Beijing Tarena holds the domain name TMOOC.cn.

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

Education Law of the PRC

On March 18, 1995, the NPC promulgated the Education Law of the PRC, or the Education Law. On December 27, 2015, the Standing Committee of the NPC released the Amendment of the Education Law of the PRC. Pursuant to the Education Law, enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

Our new kid education programs launched in December 2015 are currently operated through our learning centers in fifteen cities in China. The kid education programs contain IT training courses and non-IT training courses, both of which fall within the category of professional education training. Under PRC regulations, the kid education programs offered through professional education training entities shall not be subject to supplemental governmental pre-approval. The governmental authorities that have approved the establishment of the professional education training entities shall be the same authorities that continue to regulate new programs launched by such training entities. In the case of our learning centers operating our kid education programs, their establishments are approved by the relevant governmental authorities in charge of labor and social welfare, and as such, the kid education programs will be under the governance of the same governmental authorities. Furthermore, current PRC laws and regulations do not specifically distinguish between adult professional education training and minor professional education training. Thus, from a regulatory prospective, the kid education programs do not have material difference as compared with adult professional education training programs and shall follow the same PRC regulations that apply to our adult professional education training programs. According to the Regulation on Prohibiting Primary to High Schools and Their Teachers from Paid Teaching after School issued by the MOE on June 29, 2015 and the implementation documents issued by local education authorities, only teachers of primary to high schools are not allowed to teach paid lessons after school nor act in a separate capacity as private tutors or teachers. None of teachers in our kids education programs are teachers of primary to high schools, and most of such teachers are our full-time employees.

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the Standing Committee of the NPC promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003 and was amended on November 7, 2016. The latest amendment will become effective on September 1, 2017. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. Under the Private Education Law and the Private Education Law Implementation Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in professional qualification training and professional education training shall be subject to approvals from the authorities in charge of labor and social welfare. Private schools are classified as either non-profit private schools or for-profit private schools. A duly approved private school engaging in professional qualification training and professional education training shall (i) be granted a Permit for Operating a Private School by the authorities in charge of human resources and social security, (ii) be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution and (iii) pass the annual inspection with the Ministry of Civil Affairs or its local counterparts. As of December 31, 2016, we operated 24 schools, all of which are engaged in professional education training. Each has (i) obtained a Permit for Operating a Private School issued by the authorities in charge of human resources and social security or education, (ii) been registered with the relevant local counterpart of the Ministry of Civil Affairs and (iii) passed the annual inspection, as applicable, with the Ministry of Civil Affairs or its local counterparts.

The types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. A private school shall file its advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education. None of our schools provides a diploma or certification to students, and 12 of our schools have filed their pricing information with the governmental pricing authority and publicly disclose such information. 9 of our schools have filed their advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The operations of certain of our learning centers are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.”

Private schools are divided into two categories: for-profit private schools, which may obtain returns, and non-profit private schools, which may not obtain returns. The obtaining of returns of for-profit private school should be regulated by the PRC corporate law and other relevant laws and regulations.

The election to establish a for-profit private school shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected, and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns”. In addition, the amendment of the Law for Promoting Private Education released on November 7, 2016, which will become effective on September 1, 2017, allow the for-profit private school to obtain returns, which will be further regulated by the PRC corporate law and other relevant laws and regulations

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

The distribution of residual properties upon termination and liquidation of a for-profit private school should be regulated by PRC corporate law and relevant regulations.

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

As of December 31, 2016, we had five schools registered as schools requiring reasonable returns, while all other schools are registered as schools not requiring reasonable returns.

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

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of our consolidated VIEs and schools to which our consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2016, we operated 49 of our learning centers through private schools owned by subsidiaries of Tarena Tech. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE.”

Regulations on Professional Education

On May 15, 1996, the Standing Committee of the NPC promulgated the Professional Education Law of the PRC, or the Professional Education Law which became effective on September 1, 1996. Pursuant to the Professional Education Law, professional training includes training pre-employment, training for military personnel transferring to civil positions, training for apprentices, on-the-job training, job-transfer training and other professional training. Professional training may be classified as junior, middle or senior level according to the actual situations. It shall be conducted by either professional training institutions or professional schools, which may develop various professional training to satisfy the needs of the society. The PRC government encourages institutional organizations, social organizations, other social groups and citizens to establish professional schools and professional training institutions, and the financial allocation for professional schools and professional training institutions from the governments at various levels shall be gradually increased. The PRC government also encourages financial institutions to support and develop professional education by means of credit facilities.

On August 3, 2007, the Standing Committee of the NPC promulgated the Employment Promotion Law of the PRC, or the Employment Promotion Law which became effective on January 1, 2008. Pursuant to the Employment Promotion Law, the PRC government at and above the county level shall encourage and support professional schools, professional training institutions and corporations to carry out pre-employment training, employment training, re-employment training and entrepreneurship training, and encourage workers to attend various types of training programs. Corporations in China are requested to set aside financial resources for the training and continued education of their employees.

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

On December 30, 2016, the Implementation Rules for Private School Classification Registration was issued by the MOE and other relevant authorities, which requires all private schools, including non-profit private schools and for-profit private schools, to obtain “school permits”. Existing private schools which choose to register as for-profit private schools should apply for new school permits and complete the re-registration process. The Regulatory Implementation Rules for Profitable Private School issued on December 30, 2016 further indicates that for-profit private training institutions shall be regulated with reference to such rules. The implementation of above regulations will also rely on the detailed rules of local government authorities.

As of December 31, 2016, 18 of our PRC subsidiaries, consolidated VIE and subsidiaries of consolidated VIE had computer technology training or training in its approved business scope.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, pursuant to which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Accordingly, Beijing Tarena, our consolidated VIE engaging in online education-related services, is not required to obtain approval to operate “educational websites” from the MOE. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished. Beijing Tarena is not required to obtain a license to operate “online education schools,” as it does not directly offer government accredited degrees or certifications through its online education or training services.

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

On April 25, 2016, the SAPPRFT issued the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services, or Targeted Communication Rules, which replaced the Broadcasting Rules issued in 2004. The Target Communication Rules mainly focus on networks and services such as IPTV and private network mobile TV.

In the course of offering our lecture videos, we transmit our audio-video educational programs live through the Internet to enrolled course participants. If the governmental authorities determine that our provision of lecture videos falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholder. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Beijing Tarena, our consolidated VIE, owns the domain names www.it211.com.cn and TMOOC.cn and holds the ICP license necessary to operate our www.it211.com.cn website in China, while the trademarks relating to our operations are held by Tarena Tech, our WFOE. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by our VIE, we may need to transfer the trademarks to our VIE, which may severely disrupt our business. The Internet Electronic Messaging Service Administrative Measures promulgated by the MIIT in November 2000 require ICP operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the PRC State Council. However, in practice, the competent authorities in Beijing still require the relevant operating companies to obtain such approval for the operation of BBS services which we have not obtained.

In light of the aforesaid restrictions, we rely on Beijing Tarena, our consolidated VIE in China, to hold and maintain the licenses necessary to provide online education and other value-added telecommunications services in China. We operate our TMOOC.cn website and value-added telecommunications services through Beijing Tarena. Beijing Tarena, our consolidated VIE in China, holds an ICP license that is valid until March 1, 2017 for the operation of www.it211.com.cn. and TMOOC.cn. Beijing Tarena is in the process of annual inspection for ICP license.

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

Regulations on Intellectual Property Rights

Copyright and Software Products

The NPC adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2016, we had registered 55 software copyrights in China.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 35 trademarks in China as of December 31, 2016.

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

On June 9, 2016, the SAFE promulgated Circular 16, which expands the application scope from only the capital of foreign-invested enterprises to the capital, foreign debt fund and fund from oversea public offering. Furthermore, Circular 16 allows foreign-invested enterprises to use their foreign exchange capitals under capital account to the extent permitted by the relevant laws and regulations.

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

Regulation on Tax

PRC Enterprise Income Tax Law

On March 16, 2007, the NPC enacted the EIT Law. Both the EIT Law and its Implementing Rules, which was enacted on December 6, 2007 by the State Council, became effective on January 1, 2008. Under the EIT Law, enterprises are classified as PRC resident enterprises and non-PRC-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a PRC “resident enterprise,” meaning that it shall be treated in a manner similar to a PRC resident enterprise for enterprise income tax purposes. The Implementing Rules to the EIT Law defines “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise.

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

Pursuant to the Hong Kong Tax Treaty, and other applicable PRC regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. The SAT promulgated Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. Based on Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. Based on Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong Subsidiary.”

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

In addition, the EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition Criteria and Procedures for Advance and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises,” or HNTEs, will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech, renewed its HNTE certificate in 2012 and again in 2015, and is eligible to enjoy a preferential tax rate of 15% until the end of 2017. Tarena Hangzhou was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. On January 25, 2016, we acquired 100% of the equity interests in Hangzhou Han Ru Education Technology Co., Ltd, which is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2016.

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

On October 28, 2010, the NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated VIE and its subsidiaries, as of the date of this annual report:

Notes:

(1)	Mr. Shaoyun Han, our founder, chairman and chief executive officer, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our director, owns 30% of the equity interest in Beijing Tarena.

(2)	Mr. Shaoyun Han is the principal of Weifang Tarena Professional Education School.

(3)	Tarena (Wuhan) Technology Co., Ltd., which is a wholly-owned subsidiary of Tarena Tech, wholly owns Wuhan Tarena Software Co., Ltd., which holds 100% of the sponsorship interest in Wuhan Tarena Professional Education School.

(4)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School, Kunming Tarena Professional Education School, Nanjing Tarena Professional Education School, Shenzhen Bao’an Tarena Professional Education School, Harbin Tarena Professional Education School, Zhengzhou Tarena Professional Education School, Dalian High-Tech Zone Tarena Professional Education School, Shenyang Tarena Times Professional Education School, Zhuhai Tarena Professional Education School, Chengdu High-Tech Zone Tarena Professional Education School, Chengdu Tarena Professional Education School, Wuhan Technology Tarena Professional Education School, Shenzhen Longhua Xinqu Tarena Professional Skills Education School, Chongqing Nanan Tarena Professional Education School; Changchun Tarena Professional Education School and Ningbo Tarena Professional Education School; De Xun Wang is the principal of Guangzhou Tarena Software Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Yue Qin Shen is the principal of Nanjing Weishang Tarena Professional Education School; Jing Liu is the principal of Dalian Shahekou Tarena Accounting Professional Education School.

Because of foreign ownership restriction on Internet content and other value-added telecommunication services in China, we operate our TMOOC.cn website through our consolidated VIE, Beijing Tarena. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder, chairman and chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

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

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Tarena Tech, Beijing Tarena and the shareholders of Beijing Tarena, as amended and restated, the shareholders pledged all of their equity interests in Beijing Tarena to Tarena Tech to guarantee Beijing Tarena’s and Beijing Tarena’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to the service fees due to Tarena Tech. If Beijing Tarena or any of Beijing Tarena’s shareholders breaches its contractual obligations under the contractual arrangements, Tarena Tech, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Tarena in accordance with legal procedures. Tarena Tech has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Tarena Tech, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with Changping Bureau of Beijing Administration for Industry and Commerce in December 2013 and April 2017, respectively. The pledge will remain binding until Beijing Tarena and its shareholders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables Tarena Tech to enforce the equity pledge against third parties who acquire the equity interests of Beijing Tarena in good faith.

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

Loan Agreements

Pursuant to the loan agreements between Tarena Tech and each individual shareholder of Beijing Tarena, as amended and restated, Tarena Tech provided loans with an aggregate amount of RMB5 million to the individual shareholders of Beijing Tarena for the sole purpose of providing capital for Beijing Tarena. The loans can only be repaid in a manner determined by Tarena Tech at its sole discretion, which repayment may take the form of transferring the individual shareholders’ equity interest in Beijing Tarena to Tarena or its designated person pursuant to the exclusive option agreements. The loan shall be interest-free, unless the transfer price exceeds the principal of the loan when each individual shareholder of Beijing Tarena transfers his equity interests in Beijing Tarena to Tarena or its designated person(s). Such excess over the principal of the loan shall be deemed the interest of the loan to the extent permitted under PRC law. The term of each loan agreement is ten years from the date of the agreement expiring in 2026 and can be extended with the written consent of both parties before expiration.

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

We have dual headquarters in China, located in Beijing and Hangzhou. Our principal executive offices in Beijing comprise of approximately 1,338 square meters and accommodate certain of our management and general and administrative activities, as well as our research and development activities. We also have approximately 25,222 square meters in leased classroom space in Beijing. Our principal executive offices and classrooms in Hangzhou comprise of approximately 8,836 square meters of leased space. Our principal executive offices in Hangzhou accommodate certain of our management and general and administrative activities.

In addition to our principal executive offices in Beijing and Hangzhou, we maintain a number of offices, classrooms and student dormitories with an aggregate of approximately 176,749 square meters in 46 cities in the PRC. For our leased facilities, we leased them from unrelated third parties. Our lease terms range from one to ten years. We purchased two office buildings in Beijing in 2016, mainly for teaching purpose, and to a lesser extent for administrative function. We paid an aggregate of RMB232 million for these two office buildings. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB50 million in 2016. The purpose of these two buildings is mainly teaching and partly for administration.

We believe that the facilities that we currently own or lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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

Overview

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2014, 2015 and 2016, we generated net revenues of RMB836.9 million, RMB1,178.0 million and RMB1,579.6 million, respectively. We record tuition fees that we collect in advance as deferred revenues. Our net revenues are presented net of business tax and surcharges.

Number of Course and Student Enrollments

Our ability to generate and increase revenues is primarily driven by our ability to increase the number of course enrollments and student enrollments. Our total course enrollments increased from 58,264 in 2014 to 78,729 in 2015 and further to 102,298 in 2016. Our total student enrollments increased from 59,960 in 2014 to 84,041 in 2015 and further to 107,493 in 2016.

Our total student enrollments are affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2016, our Java course was the largest course in terms of revenues and number of student enrollments. Since inception, we have developed and launched fifteen new courses, as well as three new education programs targeting kids.

Our total student enrollments are also affected by our ability to maintain our cooperative relationships with financing service providers for student loans. A significant portion of our students enrolled in 2016 relied on loans provided or arranged by Baidu Small Loan, RenRenDai, BOC CFC, CreditEase, and ShiTuDai to pay for our tuition fees. In 2016, approximately 55.1% of our students took out loans provided or arranged by Baidu Small Loan, RenRenDai, BOC CFC, CreditEase, and ShiTuDai to pay for our tuition fees.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time classes for adult students, our standard tuition fees generally range from RMB16,800 to RMB20,800 per course. We raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB 2,000 per course in February 2016. We also increased our tuition fees for part-time classes on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2016. For our kid education programs, our standard tuition fees are between RMB15,000 and RMB19,200. Each kid education program is composed of four levels, with each level consisting of 120 learning hours in one year.

The actual tuition fees of our courses for adult students may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges. We generally offer a discount of approximately RMB4,000 per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2016, we recruited approximately 14.8% of our students from these universities and colleges.

Our tuition fees of our courses for adult students are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also allow qualified students to pay our tuition fees within a period of time after graduation. We generally charge RMB1,000 higher in tuition fees to students electing to pay in multiple payments within two months of enrollment and charge RMB3,980 higher in tuition fees to students qualified and electing to pay in installments post graduation, as compared to students who elect to pay in full upfront. Our tuition fees for Tongcheng. Tongmei and Tongchuang education programs are required to be fully paid up-front.

In 2015 and 2016, 77.7% and 83.6% of our enrolled students paid one-time in full upon enrollment, 8.8% and 7.5% of our enrolled students paid multiple times within two months of enrollment and 13.5% and 8.9% of our enrolled students utilized the option to pay within a period of time after graduation, respectively. For our post-graduation payment option, qualified students are given a grace period of up to six months after graduation to look for employment, during which time no repayment needs to be made. After such grace period, students are given a ten-month repayment period. In order to qualify for such payment option, students must pass our credit screening by furnishing to us a number of supporting documents, for instance a credit report from the People’s Bank of China.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
	(in thousands, except percentages)
Personnel cost and welfare	88,521	10.6	123,341	10.5	173,240	11.0
Rental cost	69,191	8.3	97,927	8.3	125,856	8.0
Others	82,372	9.8	112,291	9.5	150,008	9.4
Total cost of revenues	240,084	28.7	333,559	28.3	449,104	28.4

Our cost of revenues is primarily affected by the number of our learning centers. We had a total of 118, 134 and 145 learning centers as of December 31, 2014, 2015 and 2016, respectively. Our cost of revenues as a percentage of net revenues was 28.7%, 28.3% and 28.4% in 2014, 2015 and 2016, respectively. We expect our cost of revenues to continue to increase as we plan to open more learning centers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
	(in thousands, except percentages)
Selling and marketing expenses	261,489	31.2	384,954	32.7	527,553	33.4
General and administrative expenses	183,998	22.0	251,298	21.3	307,519	19.5
Research and development expenses	33,454	4.0	50,515	4.3	65,594	4.1
Total operating expenses	478,941	57.2	686,767	58.3	900,666	57.0

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

Our general and administrative expenses primarily consist of compensation expenses relating to our management and administrative personnel, including share-based compensation, and bad debt allowance associated with our post-graduation tuition installment payment option for qualified students. To a lesser extent, our general and administrative expenses include office expenses relating to administrative functions.

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

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2016.

China

Pursuant to the EIT Law and its Implementation Rules, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech qualified as a HNTE under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to the end of 2017. Tarena Hangzhou was established in 2013 and qualified as a “newly established software enterprise”, which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. On Jan 25, 2016, we acquired 100% of the equity interests in Hangzhou Han Ru Education Technology Co., Ltd, which is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from 2016. Certain of our subsidiaries qualified as “Small Profit Enterprises” in 2014, 2015 and 2016, and therefore are subject to the preferential income tax rate of 20%. Subject to the approvals from the tax authorities in certain locations in the PRC, our subsidiaries and consolidated VIE that are based in these locations are required to use the deemed profit method to determine their income tax. Under the deemed profit method, these subsidiaries are subject to income tax at 25% on its deemed profit which is calculated based on revenues less deemed expenses equal to 85% to 90% of revenues.

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

We enter into arrangements with certain students that purchase multiple services, including classroom training and extended on-line case studies, or multiple-element arrangements. We treat training contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue during the contract period when each deliverable service is provided. We allocate the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by Accounting Standard Update No. 2009-13, Revenue Recognition - Multiple-Deliverable Revenue Arrangements. We first use vendor-specific objective evidence (VSOE) of selling price, if it exists, otherwise the third-party evidence of selling price is used. If neither VSOE of selling price nor third-party evidence of selling price exists, we use our best estimate of selling price for the deliverables.

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

Long-lived assets

Our long-lived assets include property and equipment. We depreciate our property and equipment using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment, including the salvage values, in order to determine the amount of depreciation expense to be recorded during each reporting period. We amortize leasehold improvements of our learning center facilities and offices over the shorter of the lease term or the estimated useful life of the assets. We estimate the useful lives of our other property and equipment at the time the assets are acquired based on historical experience with similar assets, as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may be shortened, which would result in the recognition of increased depreciation expense in future periods. There has been no change to the estimated useful lives or salvage values of our property and equipment in 2014, 2015 and 2016.

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

No impairment on our long-lived assets was recognized in 2014, 2015 and 2016.

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

The increase in the fair value of our ordinary shares from US$3.75 per share as of January 1, 2013 to US$5.69 per share as of September 16, 2013 was primarily attributable to the following factors:

•	We offered more courses at our learning centers in 2013. As a result of these offerings, we experienced rapid revenue and student growth in the nine-month period ended September 30, 2013. Our net revenues in the nine-month period ended September 30, 2013 were RMB400.7 million, an increase of 61.9% from RMB 247.6 million in the nine-month period ended September 30, 2012. The number of learning centers increased from 57 as of December 31, 2012 to 86 as of September 30, 2013, and the number of student enrollments increased from 31,340 in 2012 to 33,289 in the nine months ended September 30, 2013, respectively. In view of the above, we adjusted our estimated earning upwards when we prepared financial forecast for valuation as of September 16, 2013, and lowered the discount rate used in valuation from 19.5% as of January 1, 2013 to 17.5% as of September 16, 2013.

•	As we progressed towards an initial public offering, or IPO, leading time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of January 1, 2013 to 15% as of September 16, 2013. We also increased our estimated probability of IPO from 50% to 60%. As preferred shares would be automatically converted into ordinary shares upon IPO, the increase in estimated probability of IPO results in allocation of a higher portion of our business enterprise value to ordinary shares.

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

Share options granted after initial public offering

From January 1, 2015 to December 31, 2016, our board of directors has granted the following options to our executive officers and employees:

	Number of Options	Exercise Price (US$)	Fair Value of Ordinary Shares (US$)
Grant date
March 1, 2015 to December 6, 2015	615,624	0.89-4.36	9.28-12.85
January 1, 2016 to December 31, 2016	1,115,807	0.058-4.36	9.99-16.54

On June 16, 2015, Mr. Shaoyun Han exercised 2,439,014 share options to purchase 2,439,014 Class A ordinary shares. Mr. Shaoyun Han remitted RMB17.0 million to us on August 4, 2015.

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

For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Options Granted In 2015	Options Granted In 2016
Expected volatility	62.3%-70.9%	63.5%-68.8%
Expected dividends yield	0%	0%
Exercise multiple	2.0	2.0
Risk-free interest rate per annum	2.68%-2.99%	2.15%-3.18%
The fair value of underlying ordinary shares (per share)	US$9.28-US$12.85	US$9.99-US$16.54

The fair values of underlying ordinary shares are closing prices of our stock traded in the open market as of each grant date. For the purpose of determining the estimated fair value of our share options, we believe the expected volatility is the most critical assumption.

Since we had a short share price history, expected volatility of our future ordinary share price was estimated with reference to the price volatility of the shares of comparable public traded companies engaged in the similar industry.

Income taxes

The realization of the future tax benefits of deferred income tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized and any tax planning strategies. In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. All available evidence must be considered in determining the realizability of the deferred income tax assets. Such evidence includes, but is not limited to, the financial performance of subsidiaries and consolidated VIE, the market environment in which these entities operate, the utilization of past tax credits, and the length of relevant carryforward periods. Sufficient negative evidence, such as a cumulative net loss during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred income tax assets. In view of cumulative losses sustained by our PRC subsidiaries and consolidated VIEs, valuation allowances of RMB14.4 million, RMB20.1 million and RMB26.5 million were provided as of December 31, 2014, 2015 and 2016, respectively. If, in the future, taxable incomes are available for each tax-paying component, the valuation allowances against our deferred income tax assets may be adjusted.

In order to assess uncertain tax positions, we adopt a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. The unrecognized tax benefits were RMB36.9 million, RMB53.4 million and RMB69.8 million as of December 31, 2014, 2015 and 2016, respectively. No interest and penalty expenses were recorded for the years ended December 31, 2014, 2015 and 2016.

Recently Issued Accounting Policies

See note 2 to our audited consolidated financial statements included in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in thousands, except percentages)
Net revenues	836,941	100.0	1,178,008	100.0	1,579,604	100.0
Cost of revenues(1)	(240,084)	(28.7)	(333,559)	(28.3)	(449,104)	(28.4)
Gross profit	596,857	71.3	844,449	71.7	1,130,500	71.6
Operating expenses(1):
Selling and marketing	(261,489)	(31.2)	(384,954)	(32.7)	(527,553)	(33.4)
General and administrative	(183,998)	(22.0)	(251,298)	(21.3)	(307,519)	(19.5)
Research and development	(33,454)	(4.0)	(50,515)	(4.3)	(65,594)	(4.2)
Operating income	117,916	14.1	157,682	13.4	229,834	14.6
Interest income	26,802	3.2	42,732	3.6	23,974	1.5
Other income	14,568	1.7	11,812	1.0	15,960	1.0
Loss on foreign currency forward	—	—	—	—	(12,898)	(0.8)
Foreign currency exchange gains (losses)	7,359	0.9	(29,499)	(2.5)	3,760	0.2
Income before income taxes	166,645	19.9	182,727	15.5	260,630	16.5
Income tax expense	(14,795)	(1.8)	(3,967)	(0.3)	(18,776)	(1.2)
Net income	151,850	18.1	178,760	15.2	241,854	15.3

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2014	2015	2016
	RMB	RMB	RMB
	(in thousands)
Cost of revenues	349	664	4,124
Selling and marketing expenses	1,036	1,959	5,496
General and administrative expenses	22,302	28,274	51,154
Research and development expenses	1,289	2,022	7,050

The Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net revenues

Our net revenues increased by 34.1% from RMB1,178.0 million in 2015 to RMB1,579.6 million in 2016. This increase was primarily due to increased student enrollments and, to a lesser extent, an increase in the standard tuition fees. The number of total student enrollments grew by 27.9% from 84,041 in 2015 to 107,493 in 2016. The number of our total student enrollments is affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In the past year, we experienced significant increase in student enrollments for the courses, such as Java, Digital art, and Web front. The number of our learning centers increased from 134 as of December 31, 2015 to 145 as of December 31, 2016 to cater to the increased demand for our courses. The increase in our average revenue per student was primarily a result of an increase in the standard tuition fees and the decrease in the percentage of our students recruited through our network of cooperative universities and colleges. In 2016, we raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB 2,000 per course. We generally offer a discount of approximately RMB4,000 per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2016, the percentage of our students recruited from our network of cooperative universities and colleges was approximately 14.7%, as compared with 16.2% in 2015.

Cost of Revenues

Our cost of revenues increased by 34.6% from RMB333.6 million in 2015 to RMB449.1 million in 2016. This increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 1,729 as of December 31, 2015 to 2,236 as of December 31, 2016. The number of our learning centers increased from 134 as of December 31, 2015 to 145 as of December 31, 2016.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 33.9% from RMB844.4 million in 2015 to RMB1,130.5 million in 2016. Our gross profit margin slightly decreased from 71.7% in 2015 to 71.6% in 2016, which was mainly due to higher personnel cost and welfare expenses and higher share-based compensation expenses.

Operating Expenses

Our operating expenses increased by 31.1% from RMB686.8 million in 2015 to RMB900.7 million in 2016 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 37.0% from RMB385.0 million in 2015 to RMB527.6 million in 2016. This increase was partially due to increased personnel cost and welfare expenses related to growth in our selling and marketing headcount from 2,300 as of December 31, 2015 to 2,717 as of December 31, 2016. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from RMB182.3 million in 2015 to RMB245.1 million in 2016. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from RMB151.5 million in 2015 to RMB201.3 million in 2016, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 22.4% from RMB251.3 million in 2015 to RMB307.5 million in 2016 primarily due to higher personnel costs and welfare expenses for our increased headcount of general and administrative personnel, from 1,015 as of December 31, 2015 to 1,304 as of December 31, 2016 to support our growing operations, and an increase in share-based compensation expenses, which increased from RMB28.3 million in 2015 to RMB51.2 million in 2016.

Since July 2015, we focused more on tracking and updating the personal information of our alumni who used the post-graduation payment option, and we began to (i) task our career counselors with accounts receivable collection from their former students in such class and (ii) add accounts receivable collection rate as a KPI for our regional managers, learning center managers and career counselors.

In 2016, as we devote more resources towards accounts receivable management, we observed a decrease in the cumulative default amount of accounts receivable for students enrolled between 2014 and 2015 who used the post-graduation payment option. We believe that our stricter tracking and management of accounts receivable have been effective in generally reducing the overall delinquency risk.

Research and Development Expenses

Our research and development expenses increased by 29.9% from RMB50.5 million in 2015 to RMB65.6 million in 2016 primarily due to increased personnel costs and welfare expenses of our instructors allocated to their content development activities for our new courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Interest Income

Our interest income decreased from RMB42.7 million in 2015 to RMB24.0 million in 2016. Our interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students.

Income Tax Expense

Our income tax expense was RMB18.8 million in 2016, compared to RMB4.0 million in 2015. The increase was mainly due to an increase in the effective income tax rate and higher taxable income.

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

The effective income tax rate of 7.2% in 2016 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the preferential income tax rate of 12.5% enjoyed by Tarena Hangzhou, (iii) the tax holiday enjoyed by Tarena Hanru, and (iv) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

Net Income

As a result of the foregoing, our net income increased by 35.3% from RMB178.8 million in 2015 to RMB241.9 million in 2016.

The Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Net revenues

Our net revenues increased by 40.8% from RMB836.9 million in 2014 to RMB1,178.0 million in 2015. This increase was primarily due to increased student enrollments and higher average revenue per student. The number of total student enrollments grew by 40.2% from 59,960 in 2014 to 84,041 in 2015. The number of our student enrollments is primarily driven by the number and popularity of our course offerings and programs. We experienced significant increase in student enrollment for our new courses in the past few years, such as digital art, iOS and accounting. The number of our learning centers increased from 118 as of December 31, 2014 to 134 as of December 31, 2015 to cater to the increased demand for our courses. The increase in our average revenue per student was primarily a result of our tuition fees increase in 2015 and the decrease in the percentage of our students recruited through our network of cooperative universities and colleges. In 2015, we raised the standard tuition fees on most of our courses by RMB1,000 per course. We generally offer a discount of approximately RMB4,000 per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2015, the percentage of our students recruited from our network of cooperative universities and colleges was approximately 16%, as compared with 18% in 2014.

Cost of Revenues

Our cost of revenues increased by 38.9% from RMB240.1 million in 2014 to RMB333.6 million in 2015. This increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers, higher rental cost resulting from increased number of learning centers and expansion of existing learning centers, as well as higher depreciation expenses for our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 1,378 as of December 31, 2014 to 1,729 as of December 31, 2015. The number of our learning centers increased from 118 as of December 31, 2014 to 134 as of December 31, 2015.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 41.5% from RMB596.9 million in 2014 to RMB844.4 million in 2015. Our gross profit margin increased from 71.3% in 2014 to 71.7% in 2015. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Our overall center utilization rate in 2015 increased to 73% from 71% in 2014.

Operating Expenses

Our operating expenses increased by 43.4% from RMB478.9 million in 2014 to RMB686.8 million in 2015 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 47.2% from RMB261.5 million in 2014 to RMB385.0 million in 2015. This increase was partially due to increased personnel cost and welfare expenses related to growth in our selling and marketing headcount from 1,773 as of December 31, 2014 to 2,300 as of December 31, 2015. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from RMB117.4 million in 2014 to RMB182.3 million in 2015. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from RMB102.8 million in 2014 to RMB151.5 million in 2015, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 36.6% from RMB184.0 million in 2014 to RMB251.3 million in 2015 primarily due to higher personnel costs and welfare expenses for our increased headcount of general and administrative personnel, from 742 as of December 31, 2014 to 1,015 as of December 31, 2015 to support our growing operations, higher bad debt allowance associated with our post-graduation tuition installment payment option for qualified students enrolled from 2010 to 2014 and higher share-based compensation expenses, which increased from RMB22.3 million in 2014 to RMB28.3 million in 2015.

The amount of bad debt allowance in 2014 mainly reflects our assessment of the delinquency risk for students enrolled between 2010 and 2013 who used the post-graduation payment option. In 2015, we observed an increase in the overall account aging for students enrolled between 2010 and 2014 who used the post-graduation payment option, as well as an increase in the cumulative default amount of accounts receivable from such students. As a result, we determined that the delinquency risk for the corresponding accounts receivable has increased as well. As we devote more resources towards accounts receivable management, we do not believe that the overall delinquency risk for our accounts receivable will continue to increase.

Since July 2015, we focused more on tracking and updating the personal information of our alumni who used the post-graduation payment option, and we began to (i) task our career counselors with accounts receivable collection from their former students in such class and (ii) add accounts receivable collection rate as a KPI for our regional managers, learning center managers and career counselors. We believe that our stricter tracking and management of accounts receivable have been effective in generally preventing the overall delinquency risk from increasing.

Research and Development Expenses

Our research and development expenses increased by 51.0% from RMB33.5 million in 2014 to RMB50.5 million in 2015 primarily due to increased personnel costs and welfare expenses of our instructors allocated to their content development activities for our new courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Interest Income

Our interest income increased from RMB26.8 million in 2014 to RMB42.7 million in 2015. Our interest income in both periods consisted of interest earned on our cash and time deposits deposited in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in interest income was primarily due to higher tuition interest income in relation to our installment payment plan for students and higher bank deposits generated ultimately from operating activities.

Income Tax Expense

Our income tax expense decreased by 73.2% from RMB14.8 million in 2014 to RMB4.0 million in 2015. The decrease was mainly due to a decrease in the effective income tax rate to 2.2% in 2015 from 8.9% in 2014, partially offset by higher taxable income. The decrease in the effective income tax rate was primarily due to a tax holiday enjoyed by Tarena Hangzhou as a “newly established software enterprise”, as well as more profit before tax being generated by this tax-exempt subsidiary.

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

Net Income

As a result of the foregoing, our net income increased by 17.7% from RMB151.8 million in 2014 to RMB178.8 million in 2015.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. As of December 31, 2016, we had RMB1,286.1 million in cash and time deposits and we had no bank borrowings. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash of our consolidated VIEs, in the amount of RMB0.6 million as of December 31, 2016, can be used only to settle obligations of our consolidated VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased, while the time deposits that mature over one year as of the balance sheet date are included in non-current assets.

We believe that our current cash, cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See Cash, cash equivalents, time deposits and restricted time deposits under Note 2(d) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents and time deposits were held as of December 31, 2016.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	175,343	347,698	524,030
Net cash used in investing activities	(734,539)	(72,309)	(156,449)
Net cash provided by (used in) financing activities	655,026	(26,899)	(78,044)
Effect of foreign currency exchange rate changes on cash and cash equivalents	5,837	4,413	7,197
Net increase in cash and cash equivalents	101,667	252,903	296,734
Cash and cash equivalents at the beginning of the year	159,368	261,035	513,938
Cash and cash equivalents at end of the year	261,035	513,938	810,672

Operating Activities

Net cash provided by operating activities increased to RMB524.0 million in 2016 from RMB347.7 million in 2015, primarily due to an increase of approximately RMB546.3 million in cash collected from our students in 2016, which were partially offset by an increase of approximately RMB368.2 million in cash operating expenditures, an increase of approximately RMB0.9 million in income tax payment and a decrease of proceeds from tax refund of approximately RMB0.9 million in 2016.

Net cash provided by operating activities increased to RMB347.7 million in 2015 from RMB175.3 million in 2014, primarily due to an increase of approximately RMB400.2 million in cash collected from our students in 2015, a decrease of approximately RMB1.3 million in income tax payment and proceeds from tax refund of approximately RMB1.3 million in 2015, which were partially offset by an increase of approximately RMB230.4 million in cash operating expenditures.

Net cash provided by operating activities decreased to RMB175.3 million in 2014 from RMB183.9 million in 2013, primarily due to an increase of approximately RMB158.2 million in cash operating expenditures in 2014, which were partially offset by an increase of approximately RMB141.7 million in cash collected from our students and a decrease of approximately RMB7.9 million in income tax payment in 2014.

Investing Activities

Our cash used in investing activities is primarily related to investments in time deposits, short-term financial products and other entities with a great development prospect, and purchase of buildings, property and equipment and leasehold improvements.

Net cash used in investing activities was RMB156.4 million in 2016, consisting of purchase of short-term investment of approximately RMB1,937.0 million, purchase of time deposits of approximately RMB421.2 million, purchase of four office buildings, mainly for teaching purpose, and to a lesser extent, for administrative functions, with a total consideration of RMB282.0 million, purchase of property and equipment, including computers and servers, of approximately RMB100.0 million in connection with the expansion of our network of learning centers, and payment for long-term investment and acquisition of Hanru Hangzhou of approximately RMB17.0 million, and net payment for loans to employees of approximately RMB15.4 million; and partially offset by the maturity of short-term investment of approximately RMB1,937.0 million, and maturity of time deposits of approximately RMB678.7 million.

Net cash used in investing activities was RMB72.3 million in 2015, consisting of purchase of short-term investment of approximately RMB945.0 million, purchase of time deposits of approximately RMB639.0 million, purchase of property and equipment, including computers and servers, of approximately RMB100.0 million in connection with the expansion of our network of learning centers, and payment for long-term investment and acquisition of Hanru Hangzhou of approximately RMB25.0 million; and partially offset by the maturity of short-term investment of approximately RMB945.0 million, and maturity of time deposits of approximately RMB690.3 million.

Net cash used in investing activities was RMB734.5 million in 2014, consisting of purchases of property and equipment, including computers and servers, of approximately RMB48.4 million in connection with the expansion of our network of learning centers; purchase of time deposits of approximately RMB708.1 million; purchase of short-term investment in the amount of approximately RMB622.8 million; and partially offset by the maturity of short-term investment of approximately RMB622.8 million, and maturity of time deposits of approximately RMB22.3million.

Financing Activities

Net cash used in financing activities in 2016 was RMB78.0 million, which was primarily attributable to the payment for repurchase of treasury stock under a share repurchase plan in the amount of RMB44.4 million, payment for dividend in the amount of RMB54.0 million, and partially offset by proceeds from Issuance of Class A ordinary shares in connection with exercise of share options of RMB20.4 million.

Net cash used in financing activities in 2015 was RMB26.9 million, which was primarily attributable to the payment for repurchase of treasury stock under a share repurchase plan in the amount of RMB49.4 million, and partially offset by proceeds from Issuance of Class A ordinary shares in connection with exercise of share options of RMB22.5 million.

Net cash provided by financing activities in 2014 was RMB655.0 million, which was primarily attributable to the gross proceeds from our initial public offering of approximately RMB592.2 million, payment of costs related to our initial public offering in the amount of RMB21.7 million and net proceeds from our concurrent private placement of RMB83.1 million in April.

Capital Expenditures

Our capital expenditures are primarily related to purchase of office building, property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB48.4 million, RMB100.0 million and RMB382.0 million in 2014, 2015 and 2016, respectively. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We purchased two buildings in Beijing, two buildings respectively in Qingdao and in Haikou for an aggregate price of RMB282 million in 2016. The office buildings are mainly for teaching purpose, and to a lesser extent for administrative functions. We expect our capital expenditures will continue to be significant for the near future as we continue to expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, time deposits and anticipated cash flow from operations.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2016, we had RMB102.1 million in statutory surplus reserves that are not distributable as cash dividends. Our PRC subsidiaries have not historically paid any dividends to our offshore entities from their accumulated profits. However, we do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are only required to set aside an additional RMB159.6 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries as of December 31, 2016. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2016, we had RMB13.1 million in statutory development fund that are not distributable as cash dividends.

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

We developed our CRM software in-house to manage our student and corporate employer information, as well as to integrate our key administrative functions. We rely on our internal IT resources to upgrade the CRM system as needed.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB33.5 million, RMB50.5 million and RMB65.6 million in 2014, 2015 and 2016, respectively.

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

As of December 31, 2016, we had registered 192 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech holds 21 registered software copyrights, 35 trademarks and 190 registered domain names including www.tedu.cn. Beijing Tarena holds the domain name TMOOC.cn.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

Starting from 2011, Chuanbang, a credit-sourcing company in China owned by Mr. Shaoyun Han, our chief executive officer, began to offer person-to-person lending services to our students to help them pay for our tuition fees. Under the person-to-person lending service, we serve as the guarantor of the loans taken out by students. Starting from April 2013, we had stopped providing guarantees for any new student loans arranged by Chuanbang. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Shareholders and Affiliates—Transactions with Chuanbang.” As of December 31, 2014, 2015 and 2016, our maximum exposure to guarantees of student loans obtained through Chuanbang was RMB1.3 million, nil and nil, respectively.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment due by December 31,
	Total	2017	2018	2019	2020	2021	2022 and thereafter
	(in thousands)
Operating lease commitments(1)	421,897	116,805	100,736	70,660	47,230	32,542	53,924

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	46	Founder, chairman and chief executive officer
Jianguang Li	52	Director
Yongji Sun	52	Independent director
Xiaosong Zhang	53	Independent director
Ya-Qin Zhang	51	Independent director
Yuduo Yang	42	Chief financial officer
Ying Sun	40	Vice president
Yinan Qi	38	Vice president

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

Yinan Qi is our vice president. Mr. Qi has served as our vice president since September 2013, responsible for student recruitment through retail channels. Mr. Qi served as our general manager of northern region between 2010 and 2014, responsible for our operations in Northern China. Mr. Qi joined us in March 2007, previously serving in roles including the deputy general manager of northern region, deputy general manager of our Beijing learning centers and director of our Hangzhou learning center. Prior to joining us, Mr. Qi served as the general manager of the Beihang campus of GAMFE between 2005 and 2006 and as director of technology at Zhonghe Wangxun (Beijing) Information Technology Co., Ltd. between 2002 and 2005. Mr. Qi received a bachelor’s degree in optoelectronic technology from China Jiliang University and a master’s degree in multimedia technologies from the University of Science and Technology Beijing.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB2.6 million in cash to our executive officers, and we paid an aggregate of RMB0.7 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In July 2016, we purchased a health insurance policy for Mr. Shaoyun Han with a total premium of RMB31,097 and a sum insured of RMB8.0 million.Other than the above-mentioned statutory contributions mandated by applicable PRC law and the health insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Under the 2008 Plan, the maximum aggregate number of shares which may be issued is 8,184,990. As of March 31, 2017, options to purchase 984,241 Class A ordinary shares are issued and outstanding, and there are 276,412 Class A ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

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

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2014 Plan was 1,207,867 as of January 1, 2017. As of March 31, 2017, options to purchase 2,340,140 Class A ordinary shares are issued and outstanding under the 2014 Plan and 121,593 restricted share units were granted and outstanding under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

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

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of March 31, 2017, the outstanding options granted to our directors and executive officers under our share plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	*	4.360	February 20, 2014	February 19, 2024
	555,524	1.830	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	1.830	December 31, 2016	December 29, 2026
Jianguang Li	*	0.058	January 1, 2004	September 21, 2023
Yongji Sun	—
Xiaosong Zhang	—
Ya-Qin Zhang	—
Yuduo Yang	*	1.000	May 17, 2016	May 15, 2026
	*	1.000	January 1, 2017	December 31, 2026
Ying Sun	*	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	1.000	January 1, 2016	December 31, 2026
	*	1.830	December 31, 2016	December 29, 2026
	*	1.000	January 1, 2017	December 31, 2026
Yinan Qi	*	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	4.360	July 1, 2015	June 30, 2025
	*	1.000	January 1, 2016	December 31, 2025
	*	1.000	January 1, 2017	December 31, 2026
Total	1,322,347

* The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares as of March 31, 2017.

The following table summarizes, as of March 31, 2017, the outstanding restricted share units we granted to our directors and executive officers under the 2014 Plan.

Name	Number of Class A Ordinary Shares Underlying Restricted Share Units	Date of Grant
Shaoyun Han	—
Jianguang Li	—
Yongji Sun	*	April 3, 2016
Xiaosong Zhang	*	April 3, 2016
Ya-Qin Zhang	*	April 3, 2016
Yuduo Yang	*	February 28, 2017
Ying Sun	—
Yinan Qi	*	February 28, 2017
Total	*

* Less than 1% of our total outstanding shares as of March 31, 2017.

As of March 31, 2017, other individuals as a group hold outstanding options to purchase a total of 2,002,034 Class A ordinary shares of our company, with exercise prices ranging from US$0.058 to US$4.36 per share.

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

We had a total of 3,904, 5,066 and 6,257 employees as of December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, we had 570 employees in Beijing, 387 employees in Hangzhou and 5,300 employees in other areas within China. The following table sets forth the number of our employees, categorized by function, as of December 31, 2016:

Functions	Number of Employees
Teaching and content development	1,548
Selling and marketing	2,717
Career development	445
Employer cooperation	243
General and administration	1,304
Total	6,257

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 57,313,810 ordinary shares outstanding as of March 31, 2017, comprising of 50,107,751 Class A ordinary shares and 7,206,059 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of total ordinary shares on an as- converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Shaoyun Han(1)	10,247,463	7,206,059	17,453,522	30.2	67.1
Jianguang Li(2)	*	—	*	*	*
Yongji Sun(3)	*	—	*	*	*
Xiaosong Zhang(4)	*	—	*	*	*
Ya-Qin Zhang(5)	*	—	*	*	*
Yuduo Yang	*	—	*	*	*
Ying Sun	*	—	*	*	*
Yinan Qi	*	—	*	*	*
All directors and executive officers as a group	10,916,392	7,206,059	18,122,451	31.2	67.5
Principal Shareholders:
KKR funds(6)	17,073,726	7,206,059	24,279,785	42.0	72.7
AERO Holdings Limited(7)	5,865,318	—	5,865,318	10.2	4.8
Trafalgar Trading Fund Inc. (8)	3,368,837	—	3,368,837	5.9	2.8
Learningon Limited(9)	500,000	6,060,000	6,560,000	11.4	50.0
Connion Capital Limited(10)	5,308,449	—	5,308,449	9.2	4.3
Techedu Limited(11)	2,439,014	1,146,059	3,585,073	6.3	11.4

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

(1)	Represents (i) 6,060,000 Class B Ordinary Shares held by Learningon Limited, (ii) 1,146,059 Class B Ordinary Shares held by Techedu Limited, (iii) 2,439,014 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 1,272,698 Class A Ordinary Shares held by Connion Capital Limited, (vi) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vii) 500,000 restricted ADSs representing 500,000 Class A Ordinary Shares held by Learningon Limited, and (viii) 441,312 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of March 31, 2017. Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. The registered office address of each of Connion, Learningon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.

(3)	The business address of Mr. Sun is 4th Floor, Jingban Xinxigang, No.3, East Yumin Road, Xicheng District, Beijing, PRC.

(4)	The business address of Mr. Zhang is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing, PRC.

(5)	The business address of Mr. Zhang is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085 PRC.

(6)	Consists of (i) 6,826,263 Class A ordinary shares held by Talent Fortune Investment Limited, a Cayman Islands company, as of July 14, 2015 (as reported in a Schedule 13D amendment filed by KKR & Co. L.P. on July 23, 2015) and (ii) 10,247,463 Class A ordinary shares and 7,206,059 Class B ordinary shares beneficially owned by Mr. Shaoyun Han as of March 31, 2017 as a result of a convertible bond purchase agreement entered into among, inter alia, Talent Fortune Investment Limited and Mr. Shaoyun Han on July 14, 2015. Talent Fortune Holdings Limited is the sole shareholder of Talent Fortune Investment Limited. KKR China Growth Fund L.P. is the controlling member of Talent Fortune Holdings Limited. KKR Associates China Growth L.P. is the sole general partner of KKR China Growth Fund L.P. KKR China Growth Limited is the sole general partner of KKR Associates China Growth L.P. KKR Fund Holdings L.P is the sole shareholder of KKR Associates China Growth L.P. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Messrs. Henry R. Kravis and George R. Roberts. The business address of Talent Fortune Investment Limited is c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2017. As disclosed in a Schedule 13D amendment filed by KKR & Co. L.P. and its affiliated entities (collectively, “KKR Parties”) on July 23, 2015 (the “KKR 13D”), KKR Parties took the view that they may be deemed to share the beneficial ownership of our ordinary shares owned by Mr. Shaoyun Han by virtue of a convertible bond purchase agreement (the “CBPA”) entered into on July 14, 2015 among (i) Moocon Education Limited (“Moocon”), a limited liability company incorporated in the British Virgin Islands wholly owned by Mr. Shaoyun Han, (ii) Mr. Han, (iii) Talent Wise Investment Limited (“Talent”), an exempted company with limited liability incorporated in Cayman Islands indirectly controlled by KKR & Co. L.P. and its affiliated entities and (iv) Talent Fortune Investment Limited (“Talent Fortune”, together with Talent, the “Talent Parties”), an exempted company with limited liability incorporated in Cayman Islands indirectly controlled by KKR & Co. L.P. and its affiliated entities. Under the CBPA, neither Mr. Han nor any entity directly or indirectly controlled by him, excluding us (together with Mr. Han, the “Founder Entities”) may agree to have us take any of the following actions without the approval of Talent Wise, provided that the Talent Parties and their affiliates hold not less than 4,195,662 Class A ordinary shares of ours and Moocon has not redeemed the Bond (as defined in the CBPA) in full: (i) issue any securities of any type or class, carry out any equity financing or undertake any obligation in relation to any of the above, with certain exceptions; (ii) merge, amalgamate or reorganization, or acquisition exceeding US$10 million, or take any action which would result in a change of control or a transfer of an asset valued at US$10 million or more; (iii) carry out business other than education; or (iv) delist or change its listing place, or take any other actions which may affect the liquidity of the KKR Parties’ investment. In the event of Talent Wise elects to convert all of the Bond into the shares of the Moocon under the CBPA, following the occurrence of an Event of Default (as define in the CBPA), and therefore acquires the control of Moocon, Talent Wise may be deemed to beneficially own all of the shares of the Company held by Moocon. As of March 31, 2017, Moocon held 2,000,000 Class A ordinary shares of ours, representing approximately 1.6% of the total outstanding voting power of our company. The calculation of the voting power is based on 57,313,810 outstanding ordinary shares as a single class, being the sum of 50,107,751 Class A ordinary shares and 7,206,059 Class B ordinary shares outstanding as of March 31, 2017, assuming conversion of all Class B ordinary shares into Class A ordinary shares. Since Mr. Han would still control more than 50% of the total outstanding voting power of our company following the occurrence of an Event of Default, the operation of the CBPA would not result in a change of control.

(7)	The number of ordinary shares beneficially owned is as of April 26, 2016, as reported in a Schedule 13G filed by AERO Holdings Limited on April 27, 2016, and consists of (i) 6,355,741 ADSs, representing 6,355,741 Class A ordinary shares, held by Orchid Asia VI, L.P. and (ii) 318,241 ADSs, representing 318,241 Class A ordinary shares, held by Orchid Asia V Co-Investment Limited. The general partner of Orchid Asia VI, L.P. is OAVI Holdings, L.P., whose general partner is Orchid Asia VI GP, Limited. Orchid Asia VI GP, Limited is wholly owned by Orchid Asia V Group Management, Ltd., which is wholly owned by Orchid Asia V Group, Limited. AERO Holdings Limited is the controlling shareholder of Orchid Asia V Group, Limited and Orchid Asia V Co-Investment Limited. Ms. Lam Lai Ming is the sole shareholder of AERO Holdings Limited. The business address of AERO Holdings Limited is Suites 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2017.

(8)

Represents 3,368,837 Class A ordinary shares held by Trafalgar Trading Fund Inc., a Cayman Islands limited liability company, which is registered with the Cayman Islands Monetary Authority as a mutual fund. Trafalgar Trading Fund Inc. became our principle shareholder after it acquired 1,679,647 and 1,689,190 Class A ordinary shares in December 2016 and February 2017, respectively. The registered office address of Trafalgar Trading Fund Inc. is c/o Mourant Ozannes Corporate Services (Cayman) Limited 94 Solaris Avenue, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. Trafalgar Trading Fund Inc. is managed by Trafalgar Capital Management (HK) Limited, with its business address at 18/F The Workstation, 43 Lyndhurst Terrace, Central, Hong Kong.

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

To our knowledge, as of March 31, 2017, 34,509,232 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 68.9% of our total issued and outstanding Class A ordinary shares as of such date. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. As of March 31, 2017, none of our Class B ordinary shares are held by any record holder in the United States.

For options and restricted share unit granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with our VIE

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

As of December 31, 2016, our maximum exposure to guarantees of student loans was nil. All the third-party lenders were repaid.

Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 2%~12% of the amount collected. The staff of Chuanbang includes our former employees who joined Chuanbang in July 2013. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fees were RMB0.7 million, RMB2.1 million and RMB6.4 million for 2014, 2015 and 2016, respectively.

In September 2015, Precise, which is owned by an executive of Kohlberg Kravis Roberts & Co. L.P, or KKR, a shareholder of the Company, provided cash advances in the amount of RMB1.4 million to us in order to fund its share repurchase plan. We have fully repaid the advances in October 2015.

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

Dividend Policy

On February 28, 2017, we declared a cash dividend of RMB1.10 (US$0.16) per ordinary share. Holders of our ADS, each representing one Class A ordinary share, are accordingly entitled to the cash dividend of RMB1.10 (US$0.16) per ADS, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. The cash dividend was paid on or about May 30, 2017 to shareholders of record as of the close of trading on March 27, 2017. The aggregate amount of cash dividends paid was approximately RMB64.9 million (US$9.5 million), which was funded by surplus cash on our balance sheet. We are a holding company incorporated in the Cayman Islands. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

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

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Select Market since April 3, 2014 under the symbol “TEDU.” Update until April 24, 2017 (starting from April 3, 2014), the trading price of our ADSs on the NASDAQ Global Select Market ranged from US$6.54 to US$20.00 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated below.

	Trading Price
	High	Low
Annual Highs and Lows
2014 (since April 3, 2014)	15.85	6.54
2015	14.83	6.65
2016	17.75	8.35
Quarterly Highs and Lows
First Quarter 2015	12.50	9.26
Second Quarter 2015	14.83	9.28
Third Quarter 2015	13.31	6.65
Fourth Quarter 2015	11.45	8.89
First Quarter 2016	11.38	8.28
Second Quarter 2016	11.61	9.68
Third Quarter 2016	15.19	9.87
Fourth Quarter 2016	17.75	13.92
First Quarter 2017	19.57	14.1
Monthly Highs and Lows
October 2016	16.23	14.11
November 2016	17.75	13.92
December 2016	17.26	14.54
January 2017	15.49	14.79
February 2017	15.44	14.10
March 2017	19.57	15.36
April 2017 (through April 24, 2017)	20.00	18.39

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Select Market under the symbol “TEDU” since April 3, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Law (2016 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in article 3 of our fifth amended and restated memorandum of association, the objects for which our company is established are unrestricted.

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

Commodity Housing Presale Contracts

Tarena Technologies Inc., our subsidiary, entered into a commodity housing presale contract, or Housing Presale Contract I, with Beijing Jingkai-gongda Investment Management Co., or Beijing Jingkai on May 5, 2016. Pursuant to the Housing Presale Contract I, Beijing Jingkai agreed to sell, and Tarena Technologies Inc. agreed to purchase, a building numbered as B5 located in D1F1 of Beijing Economic-Technological Development Area, at a total price of RMB114.6 million, in accordance with the terms and conditions set out in the Housing Presale Contract I.

Tarena Software Technology (Hangzhou) Co., Ltd., our subsidiary, entered into a commodity housing presale contract, or Housing Presale Contract II, with Beijing Jingkai on November 5, 2016. Pursuant to the Housing Presale Contract II, Beijing Jingkai agreed to sell, and Tarena Software Technology (Hangzhou) Co., Ltd. agreed to purchase, a building numbered as B7 located in D1F1 of Beijing Economic-Technological Development Area, at a total price of RMB118.3 million, in accordance with the terms and conditions set out in the Housing Presale Contract II.

We have not entered into any material contracts other than in the ordinary course of business and other than those described above and in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Dividend Distribution.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is a party to double taxation treaty with the United Kingdom but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. The SAT promulgated Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. Based on Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not address any state, local, alternative minimum tax, non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Based on our current income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2017 or in the foreseeable future.

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

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

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

Dividends

Any cash distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Individuals and other non-corporate recipients of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

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

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange gain of RMB3.8 million in 2016. In January 2016, we entered into foreign currency forward contracts with China Merchants Bank Co., Ltd. The notional amounts of the foreign currency forward contracts were RMB564.1 million and the settlement date was on May 19, 2016. We incurred a loss of RMB12.9 million as a result of such contracts in 2016, due to the fluctuation in the exchange rate between U.S. dollars and RMB.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. The value of the Renminbi depreciated approximately 5.8% against the U.S. dollar in 2015 and further by approximately 6.3% in 2016. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalisation, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert the U.S. dollars we received from our equity offerings into Renminbi to fund our operations, acquisitions, or for other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB41.8 million in the value of our U.S. dollar-denominated financial assets at December 31, 2016.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with original maturities of 6 months to 5 years. Interest-earning instruments carry a degree of interest rate risk. We have not used any significant derivative financial instruments to manage our interest rate risk exposure. We have not been exposed, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be different from expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2016, we did not receive any payment from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from April 2, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2016, we invested the net proceeds from our initial public offering in term deposits and still intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

Based upon this evaluation, our management has concluded that, as of December 31, 2016, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules, regulations and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Changes in Internal Control over Financial Reporting

We have adopted the following measures during the year ended December 31, 2016, which effectively improved our internal controls over financial reporting in areas subject to financial reporting disclosure. We have (i) executed improved workflow of system upgrade and performed quality control procedures regarding system design, development, testing and implementation, etc. (ii) reinforced the reasonableness test by accounting personnel over the system extracted data; and (iii) continuously reinforced the oversight and review procedure over high risk areas subject to significant estimates and judgments.

We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any potential significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act of 2002.

Other than those measures mentioned above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2014	2015	2016
	(in thousands)
Audit Fees(1)	5,988	5,720	5,659
Tax Fees(2)	-	152	294
All Other Fees(3)	800	-	-

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

(2)	“Tax fees” consist of fees billed for the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance work and other tax related services.

(3)	All Other Fees represent the aggregate fees for services rendered by our independent registered public accounting firm for risk management advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including audit services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 20, 2015, our board of directors authorized a share repurchase plan under which we may repurchase up to US$20 million of our shares over the next 12 months. The share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. For the period from May 27, 2016 to July 20, 2016, we repurchased 648,867ADSs for an aggregate consideration of RMB44.4 million (US$6.7 million) under our share repurchase plan.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2016 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
May (from May 27 to May 31)	40,634	10.4304	40,634	US$	11,837,327
June (from June 1 to June 30)	354,441	10.2474	354,441	US$	8,205,228
July (from July 1 to July 20)	253,792	10.4230	253,792	US$	5,559,954

(1)	Each ADS represents one Class A ordinary share.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2016 in 2016. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2016. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Tarena International, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4	Second Amended and Restated Shareholders Agreement dated as of September 6, 2011 among the Registrant and certain shareholders of the Registrant. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.5	Registration Rights Agreement dated as of April 8, 2014 among the Registrant and New Oriental Education & Technology Group Inc. (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 15, 2015)

2.6	Registration Rights Agreement dated as of July 17, 2015 among the Registrant and Talent Fortune Investment Limited (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 20, 2016)

4.1	2008 Share Incentive Plan, as amended on November 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

Exhibit Number	Description of Document

4.5	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Beijing Tarena (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.6	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.7	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.8	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.9	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.10	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.11	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.12	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.13	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.14	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.15	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

Exhibit Number	Description of Document

4.16	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Shanghai Tarena (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.17	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Shanghai Tarena (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.18	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Shanghai Tarena (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.19	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Shaoyun Han and Shanghai Tarena (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.20	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.21	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Shaoyun Han in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.22	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Jianguang Li in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.23	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Shaoyun Han and Shanghai Tarena (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.24	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.25	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.26	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

Exhibit Number	Description of Document

4.27*	Power of Attorney dated July 5, 2016 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena

4.28*	Power of Attorney dated July 5, 2016 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena

4.29*	Second Amended and Restated Exclusive Option Agreement dated July 5, 2016 among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena

4.30*	Second Amended and Restated Exclusive Option Agreement dated July 5, 2016 among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena

4.31*	Second Amended and Restated Loan Agreement dated July 5, 2016 between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena

4.32*	Second Amended and Restated Loan Agreement dated July 5, 2016 between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena

4.33*	Second Amended and Restated Share Pledge Agreement dated July 5, 2016 among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena

4.34*	Second Amended and Restated Share Pledge Agreement dated July 5, 2016 among Tarena Tech, Mr. Jianguang Li and Shanghai Tarena

4.35*	Commodity Housing Presale Contract dated May 5, 2016 between Beijing Jingkai-Gongda Investment Management Co., Ltd. and Tarena Technologies Inc.

4.36*	Commodity Housing Presale Contract dated November 5, 2016 between Beijing Jingkai-Gongda Investment Management Co., Ltd. and Tarena Software Technology (Hangzhou) Co., Ltd.

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of KPMG Huazhen LLP

101.INS*	XBRL Instance Document

Exhibit Number	Description of Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tarena International, Inc.

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Chairman and Chief Executive Officer

Date: April 25, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Tarena International, Inc.:

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tarena International, Inc. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As described in note 2(c) to the consolidated financial statements, the Company has elected to change its reporting currency from U.S. dollars to Chinese Renminbi.

/s/ KPMG Huazhen LLP

Beijing, China

April 25, 2017

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2015	2016
		RMB	RMB
ASSETS
Current assets:
Cash (including cash of VIEs of RMB1,043 and RMB630 as of December 31, 2015 and 2016, respectively)		513,938	810,672
Time deposits		449,878	416,724
Restricted time deposits	2	150,000	—
Accounts receivable, net of allowance for doubtful accounts	3	146,999	97,374
Prepaid expenses and other current assets	4	66,103	126,088

Total current assets		1,326,918	1,450,858
Time deposits		114,227	58,667
Accounts receivable, net of allowance for doubtful accounts	3	7,771	1,176
Property and equipment, net (including property and equipment, net of VIEs of RMB18 and RMB3 as of December 31, 2015 and 2016, respectively)	5	127,864	437,337
Goodwill		—	3,365
Long term investments, including investment measured at fair value of nil and RMB15,000 as of December 31, 2015 and 2016 (including long term investments of VIEs of RMB18,000 and RMB35,000 as of December 31, 2015 and 2016, respectively)	6	24,000	41,760
Other non-current assets (including other non-current assets of VIEs of RMB266 and RMB716 as of December 31, 2015 and 2016, respectively)		53,111	91,849

Total assets		1,653,891	2,085,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		4,413	4,502
Amounts due to a related party	11	879	79
Income taxes payable (including income taxes payable of VIEs of RMB3,737 and RMB3,729 as of December 31, 2015 and 2016, respectively)	10	56,293	91,240
Deferred revenue		164,524	266,061
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of RMB892 and RMB176 as of December 31, 2015 and 2016, respectively)	7	79,835	117,867

Total current liabilities		305,944	479,749

Other non-current liabilities (including other non-current liabilities of VIEs of RMB267 and RMB267 as of December 31, 2015 and 2016, respectively)		9,333	7,043

Total liabilities		315,277	486,792

Commitments and contingencies	16	—	—

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 44,914,538 and 48,735,228 shares issued, 43,988,425 and 47,160,248 shares outstanding as of December 31, 2015 and 2016, respectively)	12	276	302
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 10,574,896 shares and 8,895,249 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	12	98	86
Treasury shares (926,113 and 1,574,980 Class A ordinary shares as of December 31, 2015 and 2016, respectively, at cost)	12	(49,355)	(93,761)
Additional paid-in capital		907,018	995,216
Accumulated other comprehensive income		30,232	58,204
Retained earnings		450,345	638,173

Total shareholders’ equity		1,338,614	1,598,220

Total liabilities and shareholders’ equity		1,653,891	2,085,012

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		Year Ended December 31,
	Note	2014	2015	2016
		RMB	RMB	RMB
Net revenues	8	836,941	1,178,008	1,579,604
Cost of revenues(a)		(240,084)	(333,559)	(449,104)

Gross profit		596,857	844,449	1,130,500
Selling and marketing expenses(a)		(261,489)	(384,954)	(527,553)
General and administrative expenses(a)		(183,998)	(251,298)	(307,519)
Research and development expenses(a)		(33,454)	(50,515)	(65,594)

Operating income		117,916	157,682	229,834
Interest income		26,802	42,732	23,974
Other income		14,568	11,812	15,960
Loss on foreign currency forward contract	9	—	—	(12,898)
Foreign currency exchange gains (losses)		7,359	(29,499)	3,760

Income before income taxes		166,645	182,727	260,630
Income tax expense	10	(14,795)	(3,967)	(18,776)

Net income		151,850	178,760	241,854
Accretion of convertible redeemable preferred shares	13	(3,530)	—	—

Net income attributable to Class A and Class B ordinary shareholders		148,320	178,760	241,854

Basic earnings per Class A and Class B ordinary share	15	3.11	3.32	4.35

Diluted earnings per Class A and Class B ordinary share	15	2.69	3.04	4.10

Net income		151,850	178,760	241,854

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(2,896)	34,748	22,972
Unrealized holding gains on available for sale securities, net of RMB42 income taxes		—	—	5,235
Less: reclassification adjustment for gains on available for sale securities realized in net income, net of RMB42 income taxes		—	—	(235)

Comprehensive income		148,954	213,508	269,826

(a) Includes share-based compensation expense as follows (note 14):

Cost of revenues		(349)	(664)	(4,124)
Selling and marketing expenses		(1,036)	(1,959)	(5,496)
General and administrative expenses		(22,302)	(28,274)	(51,154)
Research and development expenses		(1,289)	(2,022)	(7,050)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

 (Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares
	Number of Class A Ordinary Shares	Amount	Number of Class B Ordinary Shares	Amount	Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity (Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2013	—	—	12,226,558	107	—	—	(1,620)	(406,222)	(407,735)
Net income	—	—	—	—	—	—	—	151,850	151,850
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	(2,896)	—	(2,896)
Share-based compensation	—	—	—	—	—	24,976	—	—	24,976
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(3,030)	—	(500)	(3,530)
Issuance of Class A ordinary shares, upon initial public offering (“IPO”), net of issuance cost of RMB24,801	11,500,000	71	—	—	—	567,289	—	—	567,360
Issuance of Class A ordinary shares in private placement concurrent with the IPO	1,500,000	9	—	—	—	83,043	—	—	83,052
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	—	—	7,196,159	44	—	3,604	—	—	3,648
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	—	—	7,319,820	45	—	107,949	—	—	107,994
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	—	—	10,914,852	68	—	592,781	—	—	592,849
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,788,393	11	—	—	—	1,507	—	—	1,518
Conversion of Class B ordinary shares to Class A ordinary shares	8,924,365	55	(8,924,365)	(55)	—	—	—	—	—
Reclassification of APIC and retained earnings (note 12(d))	—	—	—	—	—	(526,457)	—	526,457	—
Balance as of December 31, 2014	23,712,758	146	28,733,024	209	—	851,662	(4,516)	271,585	1,119,086
Net income	—	—	—	—	—	—	—	178,760	178,760
Conversion of Class B ordinary shares to Class A ordinary shares	18,158,128	111	(18,158,128)	(111)	—	—	—	—	—
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	3,043,652	19	—	—	—	22,437	—	—	22,456
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	34,748	—	34,748
Share-based compensation	—	—	—	—	—	32,919	—	—	32,919
Purchase of Class A ordinary shares	—	—	—	—	(49,355)	—	—	—	(49,355)
Balance as of December 31, 2015	44,914,538	276	10,574,896	98	(49,355)	907,018	30,232	450,345	1,338,614

Net income	—	—	—	—	—	—	—	241,854	241,854
Conversion of Class B ordinary shares to Class A ordinary shares	1,679,647	12	(1,679,647)	(12)	—	—	—	—	—
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	2,141,043	14	—	—	—	20,374	—	—	20,388
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	22,972	—	22,972
Share-based compensation	—	—	—	—	—	67,824	—	—	67,824
Unrealized holding gains on available-for-sale security, net of RMB42 income taxes	—	—	—	—	—	—	5,235	—	5,235
Reclassification adjustment for gains on available for sale securities realized in net income, net of RMB42 income taxes	—	—	—	—	—	—	(235)	—	(235)
Dividends	—	—	—	—	—	—	—	(54,026)	(54,026)
Purchase of Class A ordinary shares	—	—	—	—	(44,406)	—	—	—	(44,406)
Balance as of December 31, 2016	48,735,228	302	8,895,249	86	(93,761)	995,216	58,204	638,173	1,598,220

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Operating activities:
Net income	151,850	178,760	241,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	43,478	54,981	72,757
Bad debt expense	46,000	63,103	33,605
Loss on disposal of property and equipment	1,102	500	297
Deferred income tax benefit	(4,190)	(21,614)	(18,895)
Share based compensation expense	24,976	32,919	67,824
Other income	—	—	29
Foreign currency exchange losses (gains), net	(6,605)	29,499	(3,760)
Changes in operating assets and liabilities, net of effects from acquisition of Hanru Hangzhou
Accounts receivable	(102,974)	(66,901)	22,928
Prepaid expenses and other current assets	(15,125)	(16,713)	(60,362)
Accrued interest income on time deposits	(17,587)	(655)	5,264
Other non-current assets	(4,042)	(3,757)	(7,071)
Accounts payable	(269)	533	(248)
Amounts due to a related party	—	879	(800)
Income taxes payable	14,641	23,287	34,947
Deferred revenue	23,528	46,570	101,439
Accrued expenses and other current liabilities	11,992	27,362	36,781
Other non-current liabilities	8,568	(1,055)	(2,559)

Net cash provided by operating activities	175,343	347,698	524,030

Investing activities:
Purchase of property and equipment	(48,405)	(99,961)	(381,982)
Proceeds from disposal of property and equipment	227	1,040	358
Purchase of short term investments	(622,800)	(945,000)	(1,937,000)
Proceeds from maturity of short term investments	622,800	945,000	1,937,000
Purchase of long-term investments	—	(24,000)	(12,755)
Payment for acquisition of Hanru Hangzhou	—	(1,000)	(4,360)
Cash acquired from acquisition of Hanru Hangzhou	—	—	148
Purchase of time deposits	(708,124)	(639,019)	(421,170)
Proceeds from maturity of time deposits	22,325	690,250	678,741
Issuance of loans to employees	(3,030)	(1,227)	(18,525)
Proceeds from repayment of loans from employees	2,468	1,608	3,096

Net cash used in investing activities	(734,539)	(72,309)	(156,449)

Financing activities:
Amounts received on behalf of a related party	—	1,432	—
Repayment of amounts received on behalf of a related party	—	(1,432)	—
Issuance of Class A ordinary shares upon the IPO	592,161	—	—
Issuance of Class A ordinary shares in private placement concurrent with the IPO	83,052	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	1,518	22,456	20,388
Payment of dividend	—	—	(54,026)
Repurchase of treasury shares	—	(49,355)	(44,406)
Payment of IPO costs	(21,705)	—	—

Net cash provided by (used in) financing activities	655,026	(26,899)	(78,044)

Effect of foreign currency exchange rate changes on cash and cash equivalents	5,837	4,413	7,197
Net increase in cash and cash equivalents	101,667	252,903	296,734
Cash and cash equivalents at beginning of year	159,368	261,035	513,938

Cash and cash equivalents at end of year	261,035	513,938	810,672

Supplemental disclosure of cash flow information:
Income taxes paid	3,479	2,246	3,096
Non-cash investing and financing activities:
Accrual for purchase of equipment	1,758	3,685	3,692
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	3,648	—	—
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	107,994	—	—
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	592,849	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

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

Tarena International is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Han Shaoyun (“Mr. Han”), the founder and chief executive officer of the Company, and five other individuals. Tarena International is the parent company of a number of wholly-owned subsidiaries that are engaged in professional education services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Shanghai Tarena Software Technology Co., Ltd. (“Shanghai Tarena”)(collectively, the “Tarena Entities”), and their subsidiaries, in order to comply with the PRC laws and regulations which restricted foreign investments in companies that were engaged in education services. Tarena Entities and their subsidiaries were principally engaged in providing professional education services including professional IT training courses in those locations and operated 23 learning centers as of December 31, 2011. Pursuant to the VIE Agreements as described below, Tarena International has effective financial control over Tarena Entities and their initial capital funding was provided by Tarena Technologies Inc., (a wholly-owned subsidiary of Tarena International or the “WOFE”, formerly known as Beijing Tarena Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Tarena Entities and their subsidiaries primarily consisted of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers. Because of change in PRC laws and regulations in 2012 which encourages foreign investments in education services, the Company began to transfer most of the operations, including related assets and liabilities of Tarena Entities and their subsidiaries to the wholly-owned subsidiaries of Tarena International. As of December 31, 2013, all of the learning center operations of Tarena Entities and their subsidiaries have been transferred to other subsidiaries of Tarena International. As of December 31, 2016 Beijing Tarena invested RMB35,000 in five PRC companies, which are mainly engaged in provision of educational products and services.

Upon the establishment of Tarena Entities in 2005, the registered capital of Beijing Tarena and Shanghai Tarena were RMB2,000 and RMB1,000, respectively. In 2016, Beijing Tarena received additional capital injection of RMB3,000 through its nominee equity holders. All of the equity interests of Tarena Entities are legally held by Mr. Han and Mr. Li Jianguang (“Mr. Li”), a director of Tarena International. Both individuals are nominee equity holders of Tarena Entities and holding their equity interests on behalf of Tarena International. Through a series of contractual agreements and arrangements as amended (the “VIE Agreements”), among Tarena International, WOFE, Tarena Entities and their nominee equity holders, the nominee equity holders of Tarena Entities have granted all their legal rights including voting rights and disposition rights of their equity interests in Tarena Entities to Tarena International. The nominee equity holders of Tarena Entities do not participate significantly in income and loss and do not have the power to direct the activities of the Tarena Entities that most significantly impact their economic performance. Accordingly, the Tarena Entities are considered variable interest entities.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

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

The key terms of the VIE Agreements are as follows:

Loan Agreements: The WOFE provided RMB6,000 loans in aggregate to Tarena Entities’ nominee equity holders for the sole purpose of their contribution of Tarena Entities’ registered capital. The nominee equity holders of Tarena Entities can only repay the loans by transferring all of their legal equity interest in Tarena Entities to the WOFE or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equityholder of Tarena Entities transfers his equity interests in Tarena Entities to Tarena International or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the PRC law. The terms of the loans expire in 2026 as amended, which can be extended with the written notice of both the WOFE and Tarena Entities before expiration. In December 2016, the Company wound up Shanghai Tarena and received the repayment of RMB1,000 from Shanghai Tarena’s nominee equity holders in March 2017.

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

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

Equity Interest Pledge Agreements: Pursuant to the equity interest pledge agreement, Tarena Entities’ nominee equity holders pledged all of their equity interests in Tarena Entities to the WOFE to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to the WOFE. If Tarena Entities or any of Tarena Entities’ nominee equity holders breaches its contractual obligations under the contractual arrangements, the WOFE, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tarena Entities in accordance with legal procedures. The WOFE has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with relevant local administration for industry and commerce in December 2013 and April 2017, respectively, and will remain binding until Tarena Entities and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WOFE to enforce the equity pledge against third parties who acquire the equity interests of Tarena Entities in good faith.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The equity interests of Tarena Entities are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of Tarena International. Mr. Han and Mr. Li each holds 58.8% and 12.2% of the total voting rights as of December 31, 2016, respectively, assuming the exercise of all outstanding options held by Mr. Han and Mr. Li as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in Tarena Entities to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are bothTarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Tarena Entities, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with Tarena Entities under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of Tarena Entities and their subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2015 and 2016 are as follows:

	December 31,
	2015	2016
	RMB	RMB
Cash	1,043	630
Amounts due from related parties	25,109	21,650
Total current assets	26,152	22,280
Property and equipment, net	18	3
Long term investments	18,000	35,000
Other non-current assets	266	716
Total assets	44,436	57,999
Income taxes payable	3,737	3,729
Accrued expenses and other current liabilities	892	176
Amounts due to related parties, including amounts due to WOFE for accrued service fees	39,307	46,486
Total current liabilities	43,936	50,391
Other non-current liabilities	267	267
Total liabilities	44,203	50,658

Amounts due from/to related parties represents the amounts due from/to Tarena International and its wholly-owned subsidiaries, which are eliminated upon consolidation.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The financial performance and cash flows of Tarena Entities and their subsidiaries that were included in the accompanying consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net revenues	2,902	177	-
Net loss	(14,542)	(2,415)	(892)
Net cash used in operating activities	(4,252)	(2,201)	(2,166)
Net cash provided by (used in) investing activities	478	(18,000)	(11,886)
Net cash provided by financing activities	4,124	19,755	13,639

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)	Significant concentrations and risks

Revenue concentration

A substantial portion of the Company’s total net revenues are generated from Java, Digital Arts and Web Front courses. The percentages of the Company’s total net revenues from Java, Digital Arts and Web Front training courses are as follows:

	Year Ended December 31,
	2014	2015	2016
Java	36.7%	28.8%	34.3%
Digital Arts	29.1%	32.2%	28.0%
Web Front	0.0%	4.2%	12.7%
Total	65.8%	65.2%	75.0%

The Company expects net revenues from these three training courses to continue to represent a substantial portion of its total net revenues in the future. Negative factors that adversely affect net revenues generated by these three training courses will have a material adverse effect on the Company’s business, financial condition and results of operations. There were no other courses that represented revenues greater than 10% of total revenues.

A substantial portion of the Company’s students financed their tuition fees through the loans offered to them by Baidu Small Loan Co., Ltd., RenRenDai, Bank of China Consumer Finance Co., Ltd., CreditEase Business Consulting (Beijing) Co., Ltd., and Bank of Beijing Consumer Finance Company during the three-years period ended December 31, 2016. The Company expects students financed by these companies to continue to represent a substantial portion of its total students in the future. The Company believes other companies could provide similar loans to its students on comparable terms. However, negative factors that adversely affect these companies will have a material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

A substantial portion of the Company’s total net revenues are derived from its business operations in Beijing and Hangzhou. The percentages of the Company’s total net revenues generated from its business operations in Beijing and Hangzhou are as follows:

	Year Ended December 31,
	2014	2015	2016
Hangzhou	25.5%	33.0%	31.9%
Beijing	15.5%	12.3%	12.4%
Total	41.0%	45.3%	44.3%

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

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

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimated selling price of deliverables in multiple element arrangements, the fair values of share-based compensation awards and available-for-sale investments, the collectability of accounts receivable, the realizability of deferred income tax assets, the accruals for tax uncertainties and other contingencies, the recoverability of the carrying amounts of property and equipment and the useful lives of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Foreign currency

In 2016, the Company changed its reporting currency from United States Dollars (“USD”) to Chinese Renminbi (“RMB”). Prior years’ comparative financial information have been recasted as if the Company always used RMB as its reporting currency.

The functional currency of Tarena International and Tarena Hong Kong Limited (“Tarena HK”) is the USD. The functional currency of Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs is the RMB. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gains (losses) in the consolidated statements of comprehensive income.

Assets and liabilities of entities with functional currencies other than RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the reporting period. The resulting foreign currency translation adjustment are recorded in accumulated other comprehensive income (loss) within shareholders’ equity (deficit).

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

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

Time deposits that were pledged as collateral for line of credit with a financial institution in the U.S. with an initial term of greater than three months when purchased as of December 31, 2015 were reported as restricted time deposits.

Cash, time deposits and restricted time deposits maintained at banks consist of the following:

	December 31,
	2015	2016
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	627,148	867,811
US dollar denominated bank deposits with a financial institutions in the PRC	52,680	152,792
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	645	3,535
HK dollar denominated bank deposits with a financial institution in HK SAR	99	1
RMB denominated bank deposits with a financial institution in HK SAR	3	3
RMB denominated bank deposits with financial institutions in the U.S.	547,388	-
US dollar denominated bank deposits with financial institutions in the U.S.	55	261,913

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR and the U.S. with acceptable credit rating.

(e)	Short-term investment

During the years ended December 31, 2014, 2015 and 2016, the Company invested RMB622,800, RMB945,000 and RMB1,937,000, respectively, in financial products managed by three financial institutions in the PRC. The terms of the financial products range between 5 days and 91 days. The financial products matured before December 31, 2014, 2015 and 2016, respectively. The Company earned investment income of RMB4,652, RMB5,961 and RMB12,676, respectively on the financial products, which was included in other income in the consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Accounts receivable

Accounts receivable primarily represent tuition fees due from students. Accounts receivable which are due over one year as of the balance sheet date are presented as non-current assets. The unearned interest on accounts receivable which are due over one year is reported in the consolidated balance sheets as a direct deduction from the principal amount of accounts receivable. See note 2(j). The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the students’ financial condition, the amount of accounts receivables in dispute, the accounts receivables aging and the students’ payment patterns. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

(g)	Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of property and equipment is as follows:

Office buildings	45 years
Furniture	5 years
Office equipment	3 to 4 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

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

(h)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Goodwill (continued)

ASC 350-20, Goodwill, permits the Company to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test, using a two-step approach. If this is the case, the two-step goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, the first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

(i)	Long-term investments

The Company’s long-term investments consist of cost method investments, equity method investment and available-for-sale investment.

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

The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. No events or circumstances indicating a potential impairment were identified as of or for the year ended December 31, 2015 and 2016. The Company determines that it is not practicable to estimate fair value of cost method investments as of December 31, 2015 and 2016, because the sales prices or bid-and-asked quotations of the equity interests of these entities are not currently available and the cost of obtaining an independent valuation appears excessive considering the materiality of the investments to the Company.

Equity method investment

Investment in entity in which the Company has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Under the equity method, the Company initially records its investment at cost, its share of the post-acquisition profits or losses of the investee is recognized in the Company’s consolidated statements of comprehensive income; and the Company’s share of post-acquisition movements in equity is recognized in equity in the Company’s consolidated balance sheets. Unrealized gains on transactions between the Company and an investee in which the Company has recorded an equity investment are eliminated to the extent of the Company’s interest in the investee. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Long-term investments (continued)

Available-for-sale investment

For investment in debt security, the Company accounts for it as available-for-sale investment when it is not classified as either trading or held-to-maturity investments. Available-for-sale security is reported at fair value, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive income until realized. Realized gains or losses from the sale of available-for-sale investment are determined on a specific identification basis.

The Company’s consolidated statements of comprehensive income reflects the full impairment (that is, the difference between the security’s amortized cost basis and fair value) on debt securities that the Company intends to sell or would more-likely than-not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale investment that management has no intent to sell and believes that it more likely than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income.

A decline in the market value of any available-for-sale investments below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectibility of the financial product, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

(j)	Revenue recognition

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

Tuition fees

Tuition fees are recognized as revenue proportionately as the training courses are delivered, with unearned portion of tuition fees being recorded as deferred revenue. Certain qualified students are allowed to pay their tuition fees on installment for a period of time exceeding one year. When tuition services are sold on installment terms that exceeds one year beyond the point in time that revenue is recognized, the receivable, and therefore the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate at which the students can obtain financing of a similar nature from other sources at the date of the transaction.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Revenue recognition (continued)

The Company enters into arrangements with certain students that purchase multiple services, including classroom training and extended on-line case studies (“multiple-element arrangements”). Each element within the multiple-element arrangements is accounted for as a separate unit of accounting provided the following criteria are met: the delivered services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered services, delivery or performance of the undelivered service is considered probable and is substantially controlled by the Company. A deliverable has standalone value if the service is sold separately by the Company or another vendor. The Company’s revenue arrangements do not include a general right of return relative to the delivered services.

The Company treats training contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue during the contract period when each deliverable service is provided. The Company allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by Accounting Standard Update No. 2009-13, Revenue Recognition - Multiple-Deliverable Revenue Arrangements. The Company first uses vendor-specific objective evidence (VSOE) of selling price, if it exists, otherwise the third-party evidence of selling price is used. If neither VSOE of selling price nor third-party evidence of selling price exists, the Company uses management’s best estimate of selling price for the deliverables.

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

Loan referral service revenue

In 2016, pursuant to the agreements between the Company and a number of financial service providers, the Company promotes loan products of these financial service providers to its students, who need financial assistance for the payment of their tuition fees, in exchange for a referral fee at a rate of between 5% to 8% of the principal amount of the loans. The Company does not provide guarantee for the loans, which are between the financial service providers and its students. Loan referral service revenue is recognized upon the initiation of the loans.

(k)	Cost of revenues

Cost of revenues consists of payroll and employee benefits, rent expenses of learning centers, depreciation relating to property and equipment used for operating the learning centers, and other operating costs that are directly attributed to the provision of training services.

(l)	Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were RMB102,820, RMB151,533 and RMB201,298 for the years ended December 31, 2014, 2015 and 2016, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Operating lease

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

(n)	Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. Government grants of RMB9,916, RMB5,851 and RMB3,199 were recognized and included in other income for the years ended December 31, 2014, 2015 and 2016, respectively.

(o)	Research and development expense

Research and development costs are expensed as incurred.

(p)	Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 22.3% to 53.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2014, 2015 and 2016, the costs of the Company’s obligations to the defined contribution plans amounted to RMB51,510, RMB69,370 and RMB85,325, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(q)	Income taxes

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Income taxes (continued)

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

(r)	Deferred offering costs

Deferred offering costs consist principally of legal, printing and registration costs in connection with the IPO. Upon completion of the IPO on April 3, 2014, the deferred offering costs of RMB3,788 were recognized as a reduction of the offering proceeds.

(s)	Share based compensation

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

(t)	Commitments and contingencies

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

(u)	Earnings per share

Basic earnings per Class A and Class B ordinary share is computed by dividing net income attributable to Tarena International’s Class A and Class B ordinary shareholders by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income attributable to Tarena International’s Class A and Class B ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities, if any, based on participating rights in undistributed earnings.

Tarena International’s Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series C convertible redeemable preferred shares were participating securities since the holders of these securities participated in dividends on the same basis as Class A and Class B ordinary shareholders.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Earnings per share (continued)

Diluted earnings per share is calculated by dividing net income attributable to Tarena International’s Class A and Class B ordinary shareholders as adjusted for the effect of dilutive Class A and Class B ordinary share equivalents, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary share equivalents outstanding during the year. Class A and Class B ordinary share equivalents include the Class A and Class B ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method) and conversion of convertible redeemable preferred shares (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted earnings per Class A and Class B ordinary share if the impact is anti-dilutive.

(v)	Segment reporting

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

(w)	Fair value measurements

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Fair value measurements (continued)

The carrying amounts of cash, current time deposits, restricted time deposits, accounts receivable, loans to employees, accounts payable, amounts due to a related party, accrued expenses and other current liabilities as of December 31, 2015 and 2016 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2015 and 2016 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits, restricted time deposits as of December 31, 2015 and 2016 are categorized as Level 2 measurement.

Available-for-sale investment as of December 31, 2016 is valued based on the implied enterprise value indirectly observed in a recent transaction at the reporting date and is categorized as Level 2 measurement.

(x)	Recently issued accounting standards

The Financial Reporting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from contracts with customers, which deferred the effective date of ASU 2014-09. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Company will apply the new revenue standard beginning January 1, 2018. The Company has set up an implementation team that is currently in the process of analyzing each of the Company’s revenue streams in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify its provisions) in 2017 as the Company works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

On January 5, 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards(continued)

On February 25, 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On March 30, 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”), Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards(continued)

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of a goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2015	2016
	RMB	RMB
Accounts receivable:
Gross	237,624	214,142
Unearned interest	(15,997)	(15,130)
Total accounts receivable	221,627	199,012
Less: allowance for doubtful accounts	(66,857)	(100,462)
Accounts receivable, net	154,770	98,550

The classification of accounts receivable is as follows:

	December 31,
	2015	2016
	RMB	RMB
Accounts receivable, net – current portion	146,999	97,374
Accounts receivable, net – non-current portion	7,771	1,176
Total accounts receivable, net	154,770	98,550

The movements of the allowance for doubtful accounts are as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at the beginning of the year	14,041	35,347	66,857
Additions charged to bad debt expense	46,000	63,103	33,605
Write-off of bad debt allowance	(24,694)	(31,593)	-
Balance at the end of the year	35,347	66,857	100,462

The aging analysis of our accounts receivable based on due date is as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Aging:
– current	104,368	78,276
– 1-3 months past due	37,005	15,306
– 4-6 months past due	13,373	10,846
– 7-12 months past due	18,015	22,748
– greater than one year past due	48,866	71,836
Total accounts receivable	221,627	199,012

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2015	2016
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid rental expenses		17,925	25,038
Interest receivable from time deposits		11,485	5,945
Prepaid advertising deposits		10,975	11,875
Prepaid advertising expenses		9,991	14,193
Prepaid value-added tax		7,176	50,587
Housing loans made to employees	(a)	2,290	4,968
Staff advances	(b)	423	1,404
Others	(c)	5,838	12,078
Total prepaid expenses and other current assets		66,103	126,088

(a)	Before 2016, the Company provided one-year housing loans to the employees to help them finance their purchase of apartments. In 2016, the Company provided five-year loans to the employees, which amounted to RMB12,751 and were included in other non-current assets.
(b)	Staff advances are provided to staff for traveling and related expenses and are expensed when incurred.
(c)	Others mainly represent other deposits, professional fees and other miscellaneous prepaid expenses.

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2015	2016
	RMB	RMB
Office buildings	-	281,541
Furniture	10,510	18,078
Office equipment	211,385	271,862
Leasehold improvements	53,126	64,383
Total property and equipment	275,021	635,864
Less: accumulated depreciation	(147,157)	(198,527)
Property and equipment, net	127,864	437,337

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Cost of revenues	38,088	48,553	61,967
Selling and marketing expenses	2,253	2,694	3,226
General and administrative expenses	2,649	3,031	6,455
Research and development expenses	488	703	1,109
Total	43,478	54,981	72,757

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

6	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

		December 31,
		2015	2016
		RMB	RMB
Cost method investments
Sino-German Know-How Education Investment Co., Ltd.	(a)	12,000	12,000
Juesheng.com	(b)	5,000	5,000
Mxsoft.com	(c)	4,000	4,000
Other cost method investments	(d)	3,000	5,000
Total cost method investments		24,000	26,000

Equity method investment
Hockey global resources investment limited	(e)	-	760
Available-for-sale investment	(f)	-	15,000
Total		24,000	41,760

(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in Sino-German Know-How Education Investment Co., Ltd, which is engaged in provision of training for senior mechanic in vehicle maintenance and repair.

(b)	In November 2015, the Company paid RMB5,000 in cash to acquire 0.50% of the total equity interest of an online shopping platform providing education products.

(c)	In August 2015, the Company paid RMB4,000 in cash to acquire 5.71% of the total equity interest in Mxsoft.com, which provides IT environment management and monitoring solution to customers.

(d)	As of December 31, 2015, the Company paid RMB3,000 in cash to acquire 1.43% and 0.74% equity interest in two other entities which were accounted for under cost method. In June 2016, the Company paid RMB2,000 in cash to acquire 2.00% equity interest of an online platform providing vehicle sales and related services.

(e)	In October 2016, the Company paid RMB790 in cash to acquire 28.5% of equity interest of a hockey program management company through investment in its common shares and accounted for the investment using equity method.

(f)	In October 2016, the Company paid RMB10,000 in cash to acquire 13.9% equity interest in Beijing Crouching Tiger Hidden Dragon Internet Technology Co., Ltd., which provides employment course trainings and recruitment services. Because the investment terms contain both substantive liquidation preference over common stock and substantive redemption provision that is not available to common shareholders, the investment is not substantially similar to common stock. In addition, since the investment is redeemable at the option of the Company, the investment qualifies as a debt security. The Company recorded the investment as available-for-sale investment and recorded an increase of RMB5,000 in fair value of the investment with nil income tax effect in 2016, as a component of other comprehensive income.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

7	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2015	2016
	RMB	RMB
VAT and other tax payables	18,347	29,995
Accrued payroll and employee benefits	37,396	59,512
Others	24,092	28,360
Total	79,835	117,867

Others mainly represent current deferred income under American Depositary Receipt program, accrual for employee reimbursement, rental expenses and other miscellaneous expenses.

8	NET REVENUES

Net revenues consist of the following:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Tuition fee	835,275	1,174,596	1,545,680
Certification service fee	18,038	27,466	35,980
Loan referral service fee	-	-	8,750
Others	2,873	1,136	1,875
Business taxes and surcharges	(19,245)	(25,190)	(12,681)

Total net revenues	836,941	1,178,008	1,579,604

Others mainly represent miscellaneous fees, including franchise fee and guarantee fee (see note 11(a)).

9	LOSS ON FOREIGN CURRENCY FORWARD CONTRACT

The Company entered into a foreign currency forward contract on January 29, 2016 to sell its time deposits denominated in RMB for US dollars at a fixed rate at 6.7070 on May 19, 2016 with the notional amount of RMB564,095. The Company settled the forward contract on May 19, 2016 and incurred a loss on foreign currency forward contract in the amount of RMB12,898 for the year ended December 31, 2016.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10	INCOME TAXES

Under the current laws of the Cayman Islands, Tarena International is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2016, Tarena HK did not have any assessable profits arising in or derived from HK SAR. Tarena International’s PRC subsidiaries and consolidated VIEs and the subsidiaries of the VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

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

Tarena Software Technology (Hangzhou) Co., Ltd. (“Tarena Hangzhou”) was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero. As a result, its income tax rates for the years ended December 31, 2014, 2015 and 2016 were nil, nil and 12.5%, respectively.

In 2016, Tarena Hangzhou acquired Hanru Education& Technology Co., Ltd. (“Hanru Hangzhou”), which was qualified as an eligible software enterprise, and was entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero. As a result, the income tax rate of Hanru Hangzhou for the year ended December 31, 2016 was nil.

Certain Tarena International’s subsidiaries and branches qualified as “Small Profit Enterprises” in 2014, 2015 and 2016, and therefore are subject to the preferential income tax rate of 20%.

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10	INCOME TAXES (CONTINUED)

The components of income before income taxes are as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
PRC	146,570	200,789	272,745
Hong Kong	(1,964)	(1,908)	(573)
Cayman Islands	22,039	(16,154)	(11,542)
Total income before income taxes	166,645	182,727	260,630

Income tax expense consists of the following:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Current income tax expense	18,985	25,581	37,671
Deferred income tax benefit	(4,190)	(21,614)	(18,895)
Total	14,795	3,967	18,776

The actual income tax expense reported in the consolidated statements of comprehensive income for each of the years ended December 31, 2014, 2015 and 2016 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2014	2015	2016
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Cayman and HK entities not subject to income taxes	(3.0)%	2.5%	1.2%
Research and development bonus deduction	(2.7)%	(3.3)%	(2.7)%
Non-deductible selling, general and administrative expenses
Share based compensation	3.8%	4.5%	6.5%
Other non-deductible selling, general and administrative expenses	0.5%	0.6%	0.1%
ANTE preferential tax rate	(1.0)%	0.1%	(0.7)%
Tarena Hangzhou preferential tax rate	(0.1)%	0.7%	0.5%
Change in valuation allowance	6.4%	3.1%	2.5%
Tarena Hangzhou and Hanru Hangzhou tax holiday	(20.0)%	(31.1)%	(25.2)%
Others	0.0%	0.1%	0.0%
Actual income tax expense	8.9%	2.2%	7.2%

Basic earnings per Class A ordinary share and Class B ordinary share effect of the Company’s tax holiday for the year ended December 31, 2014, 2015 and 2016 was RMB0.81, RMB1.06 and RMB1.18, respectively.

Diluted earnings per Class A ordinary share and Class B ordinary share effect of the Company’s tax holiday for the year ended December 31, 2014, 2015 and 2016 was RMB0.70, RMB0.97 and RMB1.11, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10	INCOME TAXES (CONTINUED)

The principal components of deferred income tax assets are as follows:

	December 31,
	2015	2016
	RMB	RMB
Deferred income tax assets:
Accounts receivable	34,616	47,126
Tax loss carry forwards	7,065	9,984
Advertising expense	13,666	23,401
Accrued expenses and other current liabilities	-	123
Total deferred income tax assets	55,347	80,634
Valuation allowance	(20,115)	(26,507)
Deferred income tax assets, net	35,232	54,127

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at the beginning of the year	3,647	14,362	20,115
Additions of valuation allowance	11,198	9,069	13,076
Reduction of valuation allowance	(483)	(3,316)	(6,684)
Balance at the end of the year	14,362	20,115	26,507

The valuation allowance as of December 31, 2015 and 2016 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2016, the Company had tax losses carryforwards of RMB 39,936. Tax losses of RMB227, RMB11,053, RMB8,165 and RMB20,491 will expire, if unused, by 2018, 2019, 2020 and 2021, respectively.

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

Due to the plan to indefinitely reinvest its earnings in the PRC, the Company has not provided for deferred income tax liabilities on undistributed earnings of RMB604,218 and RMB937,735 as of December 31, 2015 and 2016, respectively. It is not practicable to estimate the unrecognized deferred income tax liabilities thereof.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10	INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2014, 2015 and 2016 is as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of year	18,764	36,921	53,404
Increase related to current year tax positions	35,436	51,050	66,122
Settlement	(17,279)	(34,567)	(49,704)
Balance at end of year	36,921	53,404	69,822

RMB49,198 and RMB69,263 of unrecognized tax benefits as of December 31, 2015 and 2016, if recognized, would affect the effective tax rate. No interest and penalty expenses were recorded for the years ended December 31, 2014, 2015 or 2016. RMB42,489 and RMB62,665 of unrecognized tax benefits as of December 31, 2015 and 2016 were included in income taxes payable. RMB3,700 and RMB3,700 of unrecognized tax benefits as of December 31, 2015 and 2016 were included in other non-current liabilities. The remaining RMB7,215 and RMB3,457 unrecognized tax benefit as of December 31, 2015 and 2016, respectively were presented as a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law. The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. Management believes that it is reasonably possible that RMB66,122 unrecognized tax benefits as of December 31, 2016 will be recognized in the next twelve months as a result of such revenue being reported in the income tax filing during the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2012 to 2016 are open to examination by the PRC tax authorities.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014, 2015 and 2016, the Company entered into related party transactions with Mr. Han, Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”), which is wholly owned by Mr. Han, and Precise Advance Limited (“Precise”), which is owned by an executive of the Company’s shareholder. The significant related party transactions are summarized as follows:

		Year Ended December 31,
		2014	2015	2016
		RMB	RMB	RMB
Transactions with Chuanbang
Guarantee fee	(a)	112	—	—
Cash collection service fee	(b)	664	2,053	6,445
Transactions with others
Advances from Precise	(c)	—	(1,432)	—
Repayment of advances from Precise	(c)	—	1,432	—

Notes:

(a)	Starting from the second half of 2011, the Company began to refer its students who need financial assistance for the payment of their tuition fees to Chuanbang. Chuanbang is a person-to-person or a “peer-to-peer” (P2P) lending intermediary that assists students in obtaining loans to pay for their tuition fees by identifying potential third-party individual lenders (the “Student Loan Program”). The Company has no direct involvement in or is a party to the P2P arrangement, other than serving as the guarantor of the student loans. Under the Student Loan Program, the Company allocates the total consideration between the fair value of the tuition service and the loan guarantee. Subsequent to the initial recognition, the loan guarantee liability is recognized as guarantee fee revenue over the term of the guarantee on a straight-line basis. RMB112, nil and nil was recognized as guarantee fee revenue and included in other revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

(b)	Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 2%~12% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to financial institutions in the PRC. The cash collection service fee which is included in general and administrative expenses in the consolidated statement of comprehensive income was RMB664, RMB2,053 and RMB6,445 for the years ended December 31, 2014, 2015 and 2016, respectively. The amount due to Chuanbang as of December 31, 2015 was RMB879. The amount due to Chuanbang as of December 31, 2016 was RMB79, which has been fully paid by March 31, 2017.

(c)	In September 2015, Precise, which is owned by an executive of Kohlberg Kravis Roberts & Co. L.P (“KKR”), a shareholder of the Company, provided cash advances in the amount of RMB1,432 to the Company in order to fund its share repurchase plan. The Company has fully repaid the advances in October 2015.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12	ORDINARY SHARES AND STATUTORY RESERVE

(a)	Ordinary shares

On October 8, 2003, Tarena International was established with authorized share capital of US$150 or 90,000,000 ordinary shares with a par value of US$0.001 (being retroactively adjusted to reflect the effect of the share split) and 60,000,000 preferred shares with a par value of US$0.001 (being retroactively adjusted to reflect the effect of the share split).

On December 16, 2008, the Board of Directors of Tarena International approved a 10:1 share split, which increased (i) the total number of authorized ordinary shares of 9,000,000, and issued and outstanding ordinary shares of 1,358,000 to 90,000,000 and 13,580,000 respectively; and (ii) the total number of authorized preferred shares of 6,000,000, and issued and outstanding preferred shares of 1,589,125 to 60,000,000 and 15,891,250 respectively. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the effect of the share split.

On April 9, 2013, IDG Technology Venture Investments, LP (“IDG”), the Series A convertible redeemable preferred shareholder, entered into a series of agreements with Mr. Han, Connion Capital Ltd. (“Connion”), a company incorporated in the Cayman Islands with limited liability and wholly owned by Mr. Han, Techedu Limited, a company incorporated in the British Virgin Islands (“BVI”) with limited liability and wholly owned by Mr. Han, and GF Tarena Limited, a third party company incorporated with limited liability under the law of the BVI, pursuant to which IDG sold 1,146,059 and 229,212 of its Series A convertible redeemable preferred shares to Techedu Limited and GF Tarena Limited for a consideration of RMB31,320 and RMB6,264, respectively, or RMB27.33 per share. At the same time, Connion sold 916,848 of its ordinary shares to GF Tarena Limited for a consideration of RMB25,056 or RMB27.33 per share. The 1,146,059 Series A convertible redeemable preferred shares purchased by Techedu Limited and 229,212 Series A convertible redeemable preferred shares purchased by GF Tarena Limited were converted to ordinary shares on December 10, 2013. To facilitate the purchase of the Series A convertible redeemable preferred shares, Techedu Limited borrowed a loan in the amount of RMB31,320 from GF Tarena Limited on April 9, 2013, with an annual interest rate of 19% for a period of 30 months.

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12	ORDINARY SHARES AND STATUTORY RESERVE(CONTINUED)

(a)	Ordinary shares(continued)

In April 2014, in connection with its IPO, Tarena International issued 11,500,000 Class A ordinary shares with par value of US$0.001, at a price of US$9.00 per share to investors. Net proceeds from the issuance of 11,500,000 Class A ordinary shares amounted to RMB567,360 (net of issuance costs of RMB24,801), of which RMB71 and RMB 567,289 were recorded in the Class A ordinary shares and additional paid-in capital, respectively.

Concurrently upon the completion of the Company’s IPO, the Company issued 1,500,000 Class A ordinary shares with par value of US$0.001 to New Oriental Education & Technology Group Inc., in a private placement at a price of US$9.00 per share. Proceeds from the issuance of Class A ordinary shares were RMB83,052 of which RMB9 and RMB83,043 were recorded in the Class A ordinary shares and additional paid-in capital, respectively.

As a result of automatic conversion of Series A, Series B, and Series C convertible redeemable preferred shares into Class B ordinary shares upon completion of the Company’s IPO on April 3, 2014, 25,430,831 Class B ordinary shares were issued. From January 1, 2014 to December 31, 2014, a total of 8,924,365 Class B ordinary shares were converted to Class A ordinary shares. 1,788,393 Class A ordinary shares were issued upon exercise of share options and vesting of non-vested shares. From January 1, 2015 to December 31, 2015, a total of 18,158,128 Class B ordinary shares were converted to Class A ordinary shares. 3,043,652 Class A ordinary shares were issued upon exercise of share options and vesting of non-vested shares. From January 1, 2016 to December 31, 2016, a total of 1,679,647 Class B ordinary shares were converted to Class A ordinary shares. 2,141,043 Class A ordinary shares were issued upon exercise of share options and vesting of non-vested shares.

As of December 31, 2016, 860,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares have been authorized, 48,735,228 and 47,160,248 Class A ordinary shares have been issued and outstanding, respectively, and 8,895,249 Class B ordinary shares have been issued and outstanding.

(b)	Treasury shares

On August 20, 2015, the board of directors of the Company authorized a share repurchase plan under which the Company may repurchase up to RMB133,556 of its ordinary shares over the next 12 months. The Company repurchased 926,113 ordinary shares on the open market with consideration of approximately RMB49,355 for the year ended December 31, 2015. For the year ended December 31, 2016, 648,867 ordinary shares were repurchased on the open market in the amount of RMB44,406.

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

For the years ended December 31, 2014, 2015 and 2016, the PRC Entities made appropriations to the statutory reserves of RMB15,823, RMB36,524 and RMB40,491, respectively. As of December 31, 2014, 2015 and 2016, the accumulated balance of the statutory reserves was RMB38,228, RMB74,752 and RMB115,243, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12	ORDINARY SHARES AND STATUTORY RESERVE(CONTINUED)

(d)	Reclassification between additional paid-in capital and retained earnings

On August 19, 2014, the Board of Directors approved the Company to undertake a reclassification of the balances between additional paid-in capital and retained earnings of RMB526,457. The reclassification was due to the accretion of convertible redeemable preferred shares, of which RMB526,457 were charged against the balance in accumulated deficit in the absence of additional paid-in capital.

(e)	Dividend

On March 7, 2016, the Company’s board of directors approved to declare a cash dividend of US$0.15 per ordinary share to shareholders as of the close of trading on April 6, 2016. The aggregate amount of cash dividends was approximately RMB54,026, which was paid in May 2016.

13	PREFERRED SHARES

Series A convertible redeemable preferred shares

On January 16, 2004, pursuant to the Series A convertible redeemable preferred shares purchase agreements (“Series A Purchase Agreement”), Tarena International issued 8,571,430 Series A convertible redeemable preferred shares to a third party investor for a total consideration of RMB4,138 or RMB0.48 per share (“Series A Original Issuance Price”) (being retroactively adjusted to reflect the effect of the share split).

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	PREFERRED SHARES (CONTINUED)

Series A convertible redeemable preferred shares (continued)

(iv)	Liquidation preference

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

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the outstanding Series A convertible redeemable preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of Tarena International to the holders of the ordinary shares by reason of their ownership of such shares, an amount equal to the Series A Original Issuance Price plus dividends declared but unpaid on each share of Series A convertible redeemable preferred shares. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of ordinary shares and Series A convertible redeemable preferred shares then outstanding, based on the number of ordinary shares then held by each shareholder on an “if-converted” basis.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	PREFERRED SHARES (CONTINUED)

Series A convertible redeemable preferred shares (continued)

(v)	Drag-along rights

Holders of a majority of the Series A convertible redeemable preferred shares have a drag-along right whereby they can require the ordinary shareholders to approve a third-party offer to directly or indirectly purchase all, or substantial all, of the equity interests or assets of the Company, provided that the transaction shall occur on or after the fifth anniversary of the closing of the issuance of the Series A convertible redeemable preferred shares or the transaction shall be at a price per share of not less than US$0.58 per share (being retroactively adjusted to reflect the effect of the share split). Triggering of this drag-along right results in a deemed liquidation of the Company at the option of a majority of the holders of Series A convertible redeemable preferred shares with a required distribution of the transaction proceeds in accordance with the Company’s Memorandum and Articles of Association.

Consequently, the Series A convertible redeemable preferred shares are classified outside of permanent equity.

Series B convertible redeemable preferred shares

On September 25, 2008, pursuant to Series B convertible redeemable preferred shares purchase agreement, Tarena International issued 5,630,630 Series B convertible redeemable preferred shares to a third party investor for a total consideration of RMB34,099 or RMB6.06 per share (“Series B Original Issuance Price”) (being retroactively adjusted to reflect the effect of the share split). On the same date, an outstanding short term borrowing in the amount of RMB10,230 was exchanged for 1,689,190 shares of Series B convertible redeemable preferred shares (being retroactively adjusted to reflect the effect of the share split).

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	PREFERRED SHARES (CONTINUED)

Series B convertible redeemable preferred shares (continued)

(ii)	Voting

The holders of Series B convertible redeemable preferred shares have voting rights equivalent to the ordinary shareholders on an “if-converted” basis.

(iii)	Dividends

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	PREFERRED SHARES (CONTINUED)

Series B convertible redeemable preferred shares (continued)

(v)	Redemption

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	PREFERRED SHARES (CONTINUED)

Series C convertible redeemable preferred shares

On August 11, 2011, pursuant to the Series C convertible redeemable preferred shares purchase agreement (“Series C Purchase Agreement”), Tarena International issued 10,914,852 Series C convertible redeemable preferred shares to a third party investor for a total consideration of RMB127,817 or RMB11.71 per share (“Series C Original Issuance Price”). Total issuance cost of Series C convertible redeemable preferred shares was RMB1,397.

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	PREFERRED SHARES (CONTINUED)

Series C convertible redeemable preferred shares (continued)

(iv)	Liquidation preference

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

As of December 31, 2013, the Company concluded that it was probable that the Series B and Series C convertible redeemable preferred shares will become redeemable. The Company has elected to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method. The total accretion of Series B and Series C convertible redeemable preferred shares in the amount of RMB3,530 and nil were recorded as a reduction to additional paid-in capital first and then charged against accumulated deficit in the absence of additional paid-in capital for the year ended December 31, 2014.

All the Series A, Series B and Series C convertible redeemable preferred shares were automatically converted into Class B ordinary shares upon completion of the Company’s IPO on April 3, 2014. As a result, 25,430,831 Class B ordinary shares were issued upon the conversion of Series A, Series B and Series C convertible preferred shares. Upon the conversion, the carrying amounts of the Series A, Series B and Series C convertible preferred shares were recorded in additional paid-in capital of RMB704,334 and Class B ordinary shares of RMB157.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	SHARE BASED COMPENSATION

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

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	SHARE BASED COMPENSATION (CONTINUED)

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

During the year ended December 31, 2016, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 1,115,807 ordinary shares of Tarena International at exercise prices ranging from US$0.058 to US$4.36 per share. These options vest over a period ranging between 0.5 year and 4 years. The options have a contractual term of ten years.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

A summary of share options activity for the years ended December 31, 2014, 2015 and 2016 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2013	8,134,830	0.82
Granted	1,805,784	3.05
Exercised	(1,786,449)	0.14
Forfeited	(115,215)	2.91
Expired	—	—
Outstanding at December 31, 2014	8,038,950	1.44	6.19	77,658
Granted	615,624	3.38
Exercised	(3,015,872)	1.20
Forfeited	(56,926)	3.33
Expired	—	—
Outstanding at December 31, 2015	5,581,776	1.77	5.68	48,412
Granted	1,115,807	1.90
Exercised	(2,106,043)	1.46
Forfeited	(263,671)	2.98
Expired	—	—
Outstanding at December 31, 2016	4,327,869	1.88	5.84	56,743
Vested and expected to vest as of December 31, 2016	3,959,763	1.74	5.59	52,460
Exercisable as of December 31, 2016	2,536,418	1.17	4.09	35,045

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 were RMB153,860, RMB235,831 and RMB141,040, respectively.

	Year Ended December 31,
	2014	2015	2016
	US$	US$	US$
Expected volatility	51.7%	62.3%-70.9%	63.5%-68.8%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.2	2.0	2.0
Risk-free interest rate per annum	3.81%	2.68%-2.99%	2.15%-3.18%
Estimated fair value of underlying ordinary shares (per share)	US$8.60	US$9.28-US$12.85	US$9.99-US$16.54

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

Because the Company’s ordinary shares had a short trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry.

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

The fair values of the options granted for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Year Ended December 31,
	2014	2015	2016
	US$	US$	US$
Weighted average grant date fair value of option per share	6.35	9.16	10.17
Aggregate grant date fair value of options	11,468	5,641	11,352

As of December 31, 2016, there was approximately RMB71,282 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 2.18 years.

Non-vested shares

On April 3, 2014, the board of directors of Tarena International approved the grant of two batches of non-vested shares to three independent directors. The number of the first batch of non-vested shares is equal to 27,780 shares, which was calculated as US$250 divided by US$9 per share, i.e. the IPO price of ordinary share of Tarena International. Conditioned on the Grantee’s continuous services as a director of the Company, a second batch of non-vested shares should be granted with the number equal to US$250 divided by the closing price of ordinary share of Tarena International on April 3, 2015, which was calculated as US$250 divided by US$10 per share, with 25,000 non-vested shares were granted on April 3, 2015. The two batches of non-vested shares shall vest on the April 3, 2015 and 2016, respectively.

On November 11, 2014, the board of directors of Tarena International approved the grant of 1,944 non-vested shares to 8 employees. One hundred percent of the non-vested shares shall vest immediately on the grant date.

On April 3, 2016, the board of directors of Tarena International approved the grant of 20,000 non-vested shares to three independent directors, 25% of which vest at the end of every quarter within one year. Grantees of non-vested shares have no voting rights or dividend rights with respect to shares that have not been vested.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares (continued)

A summary of the non-vested shares activity under the 2014 Share Plan is summarized as follows:

	Number of Non- vested Shares	Weighted Average Grant Date Fair Value
		US$
Outstanding as of December 31, 2013	-	-
Granted	29,724	9.38
Vested	(1,944)	13.95
Forfeited	-	-
Outstanding as of December 31, 2014	27,780	9.06
Granted	25,000	9.63
Vested	(27,780)	9.06
Forfeited	-	-
Outstanding as of December 31, 2015	25,000	9.63
Granted	20,000	10.82
Vested	(35,000)	9.97
Forfeited	-	-
Outstanding as of December 31, 2016	10,000	10.82

As of December 31, 2016, there was approximately RMB244 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 0.25 years. The total fair value of shares vested during the year ended December 31, 2015 and 2016 was RMB1,567 and RMB2,316 respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

15	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Numerator:
Net income attributable to Class A and Class B ordinary shareholders	148,320	178,760	241,854
Less:
Earnings allocated to participating Series A convertible redeemable preferred shares	(5,648)	—	—
Earnings allocated to participating Series B convertible redeemable preferred shares	(5,745)	—	—
Earnings allocated to participating Series C convertible redeemable preferred shares	(8,566)	—	—
Net income for basic and diluted earnings per share	128,361	178,760	241,854
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	41,223,389	53,767,810	55,540,670
Dilutive effect of outstanding share options	6,546,743	4,983,046	3,464,591
Denominator for diluted earnings per share	47,770,132	58,750,856	59,005,261
Basic earnings per Class A and Class B ordinary share	3.11	3.32	4.35
Diluted earnings per Class A and Class B ordinary share	2.69	3.04	4.10

The Company uses the two-class method to calculate basic and diluted earnings per Class A and Class B ordinary share. Under the two-class method, when calculating the basic and dilutive earnings per Class A and Class B ordinary share, net income attributable to Class A and Class B ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2016 were as follows. The Company’s leases do not contain any contingent rent payment terms.

RMB
Year ending December 31,
2017	116,805
2018	100,736
2019	70,660
2020	47,230
2021	32,542
2022 and thereafter	53,924

Total	421,897

Gross rent expenses incurred under operating leases were RMB77,493, RMB108,992 and RMB136,076 for the years ended December 31, 2014, 2015 and 2016, respectively. Sublease rental income of RMB1,416, RMB382 and RMB 460 for the years ended December 31, 2014, 2015 and 2016, respectively, were recognized as reductions of gross rental expenses.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

17	PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets

	December 31,
	2015	2016
	RMB	RMB
ASSETS
Current assets:
Cash	6,275	43,770
Time deposits	397,388	242,795
Restricted time deposits	150,000	—
Prepaid expenses and other current assets	10,843	1,855
Total current assets	564,506	288,420
Investments and loans to subsidiaries	786,264	1,316,552
Total assets	1,350,770	1,604,972
LIABILITIESAND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	6,522	3,409
Total current liabilities	6,522	3,409
Other non-current liabilities	5,634	3,343
Total liabilities	12,156	6,752

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value,860,000,000 shares authorized, 44,914,538 and 48,735,228 shares issued, 43,988,425 and 47,160,248 shares outstanding as of December 31, 2015 and 2016, respectively)	276	302
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 10,574,896 shares and 8,895,249 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	98	86
Treasury shares (926,113 and 1,574,980 class A ordinary shares as of December 31, 2015 and 2016, respectively, at cost)	(49,355)	(93,761)
Additional paid-in capital	907,018	995,216
Accumulated other comprehensive income	30,232	58,204
Retained earnings	450,345	638,173
Total shareholders’ equity	1,338,614	1,598,220
Total liabilities and shareholders’ equity	1,350,770	1,604,972

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

17	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
General and administrative expenses	(1,047)	(4,241)	(4,477)
Operating loss	(1,047)	(4,241)	(4,477)
Equity in income of subsidiaries	129,811	194,914	253,396
Foreign currency exchange gains (loss)	7,251	(31,923)	(4,753)
Interest income	14,059	17,610	8,027
Loss on foreign currency forward contract	—	—	(12,898)
Other income	1,776	2,400	2,559

Income before income taxes	151,850	178,760	241,854
Income tax expense	—	—	—

Net income	151,850	178,760	241,854
Other comprehensive income
Foreign currency translation adjustment, net of nil income tax	(2,896)	34,748	22,972
Unrealized holding gains on available for sale securities, net of RMB42 income taxes	—	—	5,235
Less: reclassification adjustment for gains on available for sale securities realized in net income, net of RMB42 income taxes	—	—	(235)
Comprehensive income	148,954	213,508	269,826

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

17	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Operating activities:
Net cash provided by (used in) operating activities	19,036	9,770	(10,272)

Investing activities:
Purchase of time deposits	(569,312)	(588,426)	(298,688)
Proceeds from maturity of time deposits	3,071	603,501	620,607
Investments made to subsidiaries	(104,662)	—	(198,137)

Net cash provided by (used in) investing activities	(670,903)	15,075	123,782

Financing activities:

Advances from a related party	—	1,432	—
Repayment of advances from a related party	—	(1,432)	—
Issuance of Class A ordinary shares upon the IPO	592,161	—	—
Issuance of Class A ordinary shares in private placement concurrent with the IPO	83,052	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	1,518	22,456	20,388
Payment of dividends	—	—	(54,026)
Repurchase of treasury shares	—	(49,355)	(44,406)
Payment of IPO costs	(17,228)	—	—

Net cash provided by (used in) financing activities	659,503	(26,899)	(78,044)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(27)	398	2,029
Net increase (decrease) in cash and cash equivalents	7,609	(1,656)	37,495
Cash and cash equivalents at beginning of year	322	7,931	6,275
Cash and cash equivalents at end of year	7,931	6,275	43,770

Non-cash investing and financing activities:
Conversion of Series A convertible redeemable preferred shares to Class B ordinary shares	3,648	—	—
Conversion of Series B convertible redeemable preferred shares to Class B ordinary shares	107,994	—	—
Conversion of Series C convertible redeemable preferred shares to Class B ordinary shares	592,849	—	—

18	SUBSEQUENT EVENTS

On February 28, 2017, The Board of Directors approved to declare a cash dividend of RMB1.10 (US$0.16) per ordinary share to shareholders as of the close of trading on March 27, 2017. The cash dividend will be paid on or about May 30, 2017. The aggregate amount of cash dividends to be paid is approximately RMB64,900 (US$9,500).

