Form 20-F
period 2017-12-31
Tarena International, Inc.
filed 2018-04-30
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2017, there were 56,215,589 ordinary shares outstanding, par value $0.001 per share, being the sum of 49,009,530 Class A ordinary shares and 7,206,059 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “Tarena” refer to Tarena International, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our variable interest entity;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share; the ADSs are evidenced by American depositary receipts, or “ADRs”;

•	“K-12” refers to the year before the first grade through the last year of high school;

•	“IT” refers to information technology;

•	“STEAM education” refers to science, technology, engineering, arts, and mathematics education.

•	“variable interest entity,” or “VIE,” refers to Beijing Tarena Jinqiao Technology Co., Ltd., which is a domestic PRC company in which we do not have any equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and Tarena International, Inc. is the primary beneficiary of such company. As the context may require, “variable interest entities” or “VIEs” may also include Shanghai Tarena Software Technology Co., Ltd., which used to be a variable interest entity consolidated by our Group but was wound up in December 2016; and

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

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

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	575,170	836,941	1,178,008	1,579,604	1,973,806
Cost of revenues(1)	(180,097)	(240,084)	(333,559)	(449,104)	(599,199)
Gross profit	395,073	596,857	844,449	1,130,500	1,374,607
Selling and marketing expenses(1)	(187,430)	(261,489)	(384,954)	(527,553)	(713,120)
General and administrative expenses(1)	(100,518)	(183,998)	(251,298)	(307,519)	(392,296)
Research and development expenses(1)	(23,588)	(33,454)	(50,515)	(65,594)	(100,032)
Operating income	83,537	117,916	157,682	229,834	169,159
Interest income	9,549	26,802	42,732	23,974	21,000
Loss on foreign currency forward contract	—	—	—	(12,898)	—
Foreign currency exchange gains (losses)	—	7,539	(29,499)	3,760	(6,284)
Income before income taxes	101,105	166,645	182,727	260,630	210,577
Net income	87,033	151,850	178,760	241,854	184,807
Net income (loss) attributable to ordinary shareholders	(183,590)	148,320	178,760	241,854	184,807
Cash dividend declared per share(2)	—	—	—	0.98	1.10
Weighted average number of class A and class B ordinary shares outstanding(3):
Basic	10,930,412	41,223,389	53,767,810	55,540,670	56,849,332
Diluted	10,930,412	47,770,132	58,750,856	59,005,261	59,598,711
Earnings (losses) per Class A ordinary share, and per Class B ordinary share(4)
Basic	(16.80)	3.11	3.32	4.35	3.25
Diluted	(16.80)	2.69	3.04	4.10	3.10
Earnings (losses) per ADS(5)
Basic	(16.80)	3.11	3.32	4.35	3.25
Diluted	(16.80)	2.69	3.04	4.10	3.10

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	106	349	664	4,124	1,285
Sales and marketing expenses	280	1,036	1,959	5,496	4,863
General and administrative expenses	4,054	22,302	28,274	51,154	60,491
Research and development expenses	297	1,289	2,022	7,050	10,776

(2)	On March 7, 2016, our board of directors approved for us to declare a cash dividend of US$0.15 per ordinary share to shareholders as of the close of trading on April 6, 2016. On February 28, 2017, our board of directors approved for us to declare a cash dividend of US$0.16 per ordinary share to shareholders as of the close of trading on March 27, 2017.

(3)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 14 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

(4)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted earnings per Class A ordinary share and Class B ordinary share are the same for all the periods presented.

(5)	Each ADS represents one Class A ordinary share.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB
	(in thousands, except number of outstanding shares data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	159,368	261,035	513,938	810,672	686,691
Time deposits, including non-current portion	74,148	759,662	564,105	475,391	433,041
Restricted time deposits	—	—	150,000	—	—
Accounts receivable, net of allowance for doubtful accounts, including non-current portion	93,997	150,971	154,770	98,550	231,282
Property and equipment, net	78,074	81,835	127,864	437,337	519,691
Long-term investments	—	—	24,000	41,760	101,920
Total assets	449,177	1,333,661	1,653,891	2,085,012	2,282,645
Deferred revenue	94,426	117,954	164,524	266,061	302,163
Total liabilities	155,949	214,575	315,277	486,792	628,460
Total mezzanine equity	700,963	—	—	—	—
Total shareholders’ equity (deficit)	(407,735)	1,119,086	1,338,614	1,598,220	1,654,185
Class A and Class B ordinary shares	107	355	374	388	401
Number of outstanding Class A and Class B ordinary shares	12,226,558	52,445,782	54,563,321	56,055,497	56,215,589

Exchange Rate Information

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4774	6.9575
October	6.6328	6.6254	6.5712	6.5633
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April (through April 20, 2018)	6.2945	6.2859	6.2655	6.3045

Source: Federal Reserve Statistical Release

Note:

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Our instructors and teaching assistants are critical to maintaining the quality of our educational services and our reputation. We seek to hire highly qualified instructors with rich industry experience and strong teaching skills. As our kid education program continues to develop, we will need to recruit more teaching assistants. We recruit dedicated teaching assistants primarily from outstanding graduates of our courses. There is a limited pool of instructors and teaching assistants with these attributes and we must provide competitive compensation packages to attract and retain them. We must also provide ongoing training to our instructors and teaching assistants to ensure that they stay abreast of changes in curriculum, student demands, industry standards and other trends necessary to teach and tutor effectively. We have not experienced major difficulties in recruiting, training or retaining qualified instructors and teaching assistants in the past. However, we may not always be able to recruit, train and retain enough qualified instructors and teaching assistants in the future to keep pace with our growth and maintain consistent education quality. A shortage of qualified teaching staff, a decrease in the quality of our teaching staff’s classroom performance, whether actual or perceived, or a significant increase in compensation to retain qualified instructors and teaching assistants would have a material adverse effect on our business, financial condition and results of operations.

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

Since inception, our primary focus has been on providing IT professional education services. We have since expanded our course offerings to include non-IT training courses, including digital art, online sales and marketing and accounting. We have also launched IT and non-IT training courses customized for young kids since December 2015, which primarily include computer programming, robotics programming, digital arts (including 3D printing) and coding mathematics. We intend to continue developing new courses in anticipation of market demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income for our students.

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

We rely on Java and digital art courses for a majority of our total net revenues, and a decrease in the popularity and usage of Java or Adobe design technology would have a material adverse effect on our business and results of operations.

A majority of our total net revenues are generated from the Java and digital art courses. In 2015, 2016 and 2017, our Java course contributed 28.5%, 35.1% and 33.7% of our total student enrollments, and our digital art course contributed 30.8%, 27.6% and 36.0% of our total student enrollments, respectively. The historical rapid growth of our business has been driven by the popularity and usage of Java technology and Adobe design, and we expect net revenues from these courses to continue to represent a substantial portion of our total net revenues in the near future. We believe our reliance on Java and digital art courses is mainly attributable to the wide adoption and popularity of Java technology and Adobe design. However, whether Java as a programming language or Adobe design technology as a digital art tool can maintain their popularity is beyond our control. Any factor that materially and adversely affects student enrollment in our Java or digital art courses, such as a decrease in the popularity and usage of Java technology or Adobe design would have a material adverse effect on business and our results of operations.

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

We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the average six-month post-course job placement rate for a year by averaging the six-month post-course job placement rates of each month of such year. Our average six-month post-course job placement rate for each of 2015 and 2016 was over 90%. When calculating such job placement rates for 2015 and 2016, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2015 and 2016 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2015 and 2016, 86% and 88% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2015 and 2016 who later successfully graduated from our programs with graduation certificates awarded, 77% and 77% of such students, respectively, were deemed to be job-seeking students.

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

Our newly launched kid education programs may not be successful due to our limited experience in providing education services to minors.

In December 2015, we launched our kid education programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for kid students. In March 2016, we rolled out another kid education program to offer kids robotics programming courses. In 2017, we continued to roll out a new kid education course in coding mathematics to further diversify our course offerings in kid education. Our kid education programs target students aged between six and eighteen, and are the most important part of our efforts to enter into the K-12 STEAM education market. As we have been primarily engaging in adult vocational training programs since our inception, we have very limited experience in providing education programs to minors, who have distinct learning preference and mentality as compared to adult students and require tailored courses and dedicated class management. Although the courses offered through our kid education programs are designed based on minors’ learning patterns and interests, we cannot guarantee you that our kid education programs will be able to continue to attract students or be proved to achieve satisfactory education results. If students lose interests in our kid education programs or find the courses offered in our kid education programs ineffective, our business, results of operations and financial conditions may be adversely affected.

Our enrollment rate could be impacted by the operations of academic K-12 education and tutoring service providers, given our target students have limited time and energy and they need to choose among different courses and programs. The K-12 education and tutoring market is highly competitive and the concept of STEAM education is relatively new in China. Students and their parents may prefer academic education and tutoring programs over our STEAM programs. We cannot assure you that we will be successful in competing for students, and if we fail, our financial status and results of operation will be adversely impacted.

If the level of performance by the students of our kid education program deteriorates or satisfaction with our services declines, our business, financial condition, results of operations and reputation could be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved educational results. Although the courses provided under our kid education programs do not directly link to the academic performance of our students, their effectiveness could be evaluated by our students and their parents in an intuitive way by referring to the improvements in programming skills or performances in robotics competitions. The performance of our students in the IT training courses, non-IT training course, and kid robotics programming course will impact the acceptance of, and the student and parent satisfaction with, our courses.

Accidents or injuries suffered by our students, their parents or other people caused by us, or perceived to be caused by us may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We have a large number of students and their parents on our premises to attend classes and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arise from the actions of our employees. Although we have enhanced preventive measures to avoid such incidents, we cannot assure you that there will be no any incident in the future.

We do not carry liability insurance for most of our students at our learning centers. In the event of accidents or injuries or other harm caused or perceived to be caused by us, our facilities and/or services may be perceived to be unsafe, which may discourage prospective students from attending our classes and participate in our activities. We could also face claims alleging that we should be liable for the accidents or injuries, or we were negligent, provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them. A material liability claim against us or any of our teachers or other employees could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because our student enrollment may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions, our business and prospects may be affected by economic conditions in China or globally. In addition, for our kid education programs, our student enrollment may depend on the disposable income and willingness to spend of the parents. The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of the United Kingdom from the European Union. It is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2017, China’s gross domestic product grew at a rate of 6.9%. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the prolonged crisis in Ukraine which contributed to the collapse in the value of the Russian ruble, and the resulting Russian financial crisis. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels, or if the macroeconomic environment deteriorates, parents will continue to spend on STEAM education for their children. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for education services, which could materially and adversely affect our financial condition and results of operations.

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

We have expanded rapidly and we plan to continue to expand our operations in different geographic areas as we address the growth of our customer base and market opportunities. We increased the number of our learning centers for professional education services from 145 as of December 31, 2016 to 184 as of December 31, 2017. We also increased the number of our learning centers exclusively for kid education programs from 6 as of December 31, 2016 to 30 as of December 31, 2017. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

The growth of our business is in part dependent on our continuing access to a broad network of corporate employers.

We derive both direct benefits, such as increased enrollment driven by employer-specific customized courses, and indirect benefits, such as higher student job placement rate and strengthening of the Tarena brand, from our access to a large number of corporate employers. We believe our access to a large number of corporate employers in a wide range of industries is one of our core competitive strengths. If our access to these corporate employers were to become constrained or limited, or the benefits we derive from this access were to be diminished, whether by our own actions or actions of our competitors, our growth prospects and our business would be harmed.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be adversely affected if we lose their services.

Our future success depends heavily upon the continuing services of our senior management team. If any member of our senior management team leaves us and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain experienced and passionate instructors, regional managers and other key personnel on acceptable terms, our business, financial conditions and results of operations could be adversely affected. We will need to continue to hire additional personnel, especially qualified instructors and regional managers, as our business grows. A shortage in the supply of personnel with requisite skills or our failure to attract and retain high-quality executives or key personnel could impede our ability to increase revenues from our existing courses, to launch new course offerings and to expand our operations and would have an adverse effect on our business and financial results.

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

The principal regulations governing private education in China consist of the Education Law, the Private Education Law with its Amendment, and the Private Education Law Implementation Rules. See “Regulations—Regulations on Private Education—The Law for Promoting Private Education and its Implementation Rules.”

Under these PRC laws and regulations and related administrative requirements, private schools are classified as either non-profit private schools or for-profit private schools, and all kinds of private schools are required to obtain a school permit before their registration as legal entities with competent authorities. For-profit private training institutions shall be regulated and governed with reference to the abovementioned rules. To provide professional education services as a for-profit private school, a company may, in the capacity of a school sponsor, establish a private school which obtains a school permit from competent human resources and social security authorities. After obtaining a school permit, the registration of a private school will be completed once the competent industry and commerce administration authorities include the relevant professional education services in the authorized scope of business as specified in the business licenses of the private school. Under the Amendment to the Private Education Law and the Private Education Law Implementation Rules, a material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of human resources and social security before it can be registered with the competent local branch of the State Administration for Industry and Commerce, or SAIC, the predecessor of the State Administration for Market Regulation newly established in April 2018.

However, since the Amendment to the Private Education Law just became effective on September 1, 2017 and the relevant detailed rules by national and most of the local government authorities have not been issued, there remains uncertainties about the registration process for the newly established private schools (including the private training institutions, similarly hereinafter) or the re-registration process for pre-existing private schools. In practice, the professional education services may be provided by a private school which holds a school permit issued by the human resources and social security authorities, and such a school can then establish and operate learning centers within the approved regions to provide professional education services, provided that learning centers located outside the region of the registered address of the private schools shall be registered with original approving authorities. Alternatively, professional education services may also be provided by a company obtaining approval from the competent industry and commerce administration authorities to include the relevant professional education services in the authorized scope of business as specified in its business licenses, which approach has been adopted before the promulgation of the Amendment to the Private Education Law. A company with “professional education services” or an equivalent statement included in its approved scope of business can operate learning centers by itself or through its registered branches. In addition, many local government authorities have different views on the relevant rules and regulations and have adopted different practices in granting school permits to private schools or issuing business licenses to companies that provide professional education services. Although some cities, such as Beijing, Shanghai and Hangzhou, allow companies to include “professional education services” in their business scope, the industry and commerce administration authorities in certain other areas have adopted regional policies of not allowing “professional education services” or similar statement to be included in the business scope of any company.

We use both ways discussed above to establish learning centers. As of December 31, 2017, we had a total of 214 learning centers, of which 65 were managed by schools and 149 were managed by our subsidiaries. Among the learning centers operated by our subsidiaries, 49 have neither professional education services nor education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers as of December 31, 2017, and these learning centers in the aggregate accounted for 17.6% of our student enrollments in 2017. We were not able to include professional education services in these companies’ authorized business scope mainly because the industry and commerce administration authorities in these areas have a general local policy prohibiting the inclusion of “professional education services” in the business scope of any company. In addition, 13 learning centers operated by our subsidiaries only have “education information related consultation” rather than “professional education services” in their respective authorized scopes of business, and these learning centers in the aggregate accounted for 4.3% of our student enrollments in 2017. The difference between “educational services” and “education information related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the competent industry and commerce administration authorities to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar statement. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation. We have been fined once for RMB50,000 for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of December 31, 2017, 30 of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 to RMB50,000, confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These 30 learning centers in the aggregate accounted for 18.3% of our total student enrollments in 2017. As of the date of this annual report, all of our 25 schools have the school permit, among which two schools need to apply for updating their principal’s information. Besides, as of December 31, 2017, we have set up five (5) schools registered as schools requiring “reasonable returns” provided in the Private Education Law. We are informed by the local human resources and social security authorities in some cities in China that they have stopped issuing new school permits temporarily before any detailed implementing rules being issued.

During such transitional period between the promulgation of the Amendment to the Private Education Law and the issuance of the relevant detailed rules by national and most of the local government authorities, the above uncertainties and local policies and practices have created certain obstacles for us to comply with all applicable rules and regulations for all of our local operations. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

On February 13, 2018, the MOE and other relevant authorities promulgated the Notice on Effectively Reducing Extracurricular Burdens of Primary and Middle School Students and Conducting Special Administrative Actions for Off-campus Training Institutions, or the Notice, which proposes several rectification requirements on "test-oriented" non-academic cultural and educational training institutions and requires relevant government authorities to pay close attention to the "strong test-oriented" training, such as "advance teaching", especially mathematics and Chinese courses provided by the off-campus training institutions. According to the Notice, such off-campus training institutions shall obtain school permits and make filings regarding the classes, content, enrollment target and lecture time for disciplinary training with the local branches of the MOE. The coding mathematics course provided by TongchengTongmei shares similar content with elementary school mathematics courses, which may be regarded as the "strong test-oriented", and the informatics olympiad training organized under IT-training courses by TongchengTongmei may be regarded as the primary school competition-related courses, each of which may need to be rectified pursuant to the Notice. However, according to our oral consultation with the relevant local branches of the MOE, there has been no specific standards or implementation rules for the Notice and it is uncertain whether our coding mathematics course provided by TongchengTongmei or the informatics olympiad organized by TongchengTongmei are in compliance with the Notice. If our business is regarded as violating the Notice and we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant business, which may materially and adversely affect our business and results of operation.

We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. As the IT professional education market in China matures, there is increased demand for highly specialized IT labor, and we may face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. As we expand beyond IT education into other fields of professional education, we also face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China. Furthermore, we also face competition from other K-12 education service providers.

Some of our competitors may be able to devote more resources than we can to the development, promotion and provision of their education services and respond more quickly than we can to changes in student needs, market trends or new technologies. In addition, some of our competitors may be able to respond faster to changes in student preferences in some of our geographic markets and engage in price-cutting strategies. For our kid education programs, some of our competitors may have more experiences in designing courses based on minor’s preferences, mentality and learning curve. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may be forced to reduce our tuition fees and lose our market share, which will adversely impact our profitability.

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers for student loans.

In 2015, 2016 and 2017, a substantial portion of our students relied on loans provided or arranged by a number of financing service providers to pay our tuition fees. We have entered into cooperative agreements with Baidu Small Loan Co., Ltd. (or Baidu Small Loan) and Bank of China Consumer Finance Co., Ltd. (or BOC CFC), pursuant to which they provide loans to our students for the payment of our tuition fees. We have also entered into agreements with CreditEase Business Consulting (Beijing) Co., Ltd. (or CreditEase), RenRenDai and ShiTuDai, whereby they assisted our students in obtaining loans to pay for our tuition fees. In 2015, 2016 and 2017, approximately 50.4%, 55.1% and 52.4% of our students received loans provided or arranged by financing service providers to pay for our tuition fees.

Our financing service partners have full discretion in deciding whether or not to extend or arrange for loans to a particular student. Furthermore, macroeconomic conditions in China may force the financing service providers to decrease or eliminate the amount of credit available for our students, making it difficult for our prospective students to afford our education. In addition, if the default rates on the loans provided or arranged by these and other financing service providers were to increase, they may raise the interest rates on the student loans, making such financing options less attractive to our students. Although peer-to-peer lending is generally protected as private loans between individuals under PRC law and has flourished in recent years in China, there are uncertainties as to the licensing requirements and the nature of business provided by those intermediaries, such as CreditEase, RenRenDai and ShiTuDai, in facilitating the peer-to-peer lending. According to the Guide to the Record-filing of Online Lending Information Intermediaries, issued in November 2016, or the Record-filing Guidelines, and the Notice on Rectification and Inspection Acceptance of Risk of Peer-to-peer Lending, issued on December 2017, or Circular 57, certain local governmental authorities shall establish an inspection team to conduct risk rectification inspections on peer-to-peer lending information intermediaries within their jurisdictions. If a peer-to-peer lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filling under the Record-filing Guidelines. Circular 57 also requires local governmental authorities to complete such record-filings of peer-to-peer lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018, as appropriate. According to the Notice of Further Regulating Campus Loans issued on June 29, 2017, the Notice of the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on the Regulation and Rectification of the “Cash Loan” Business issued on December 1, 2017, the “campus loans” services shall be prohibited and the peer-to-peer lending institutions shall not provide loan to any student in school or any borrower without source of repayment or repayment capacity. If those peer-to-peer lending institutions could not complete the record-filings or the current services provided by peer-to-peer lending institutions to our student are prohibited, or more new PRC laws and/or regulations are passed in the future prohibiting peer-to-peer lending facilitated by, or imposing significant licensing requirements on, intermediaries such as CreditEase, RenRenDai and ShiTuDai, we cannot assure you that CreditEase, RenRenDai or ShiTuDai will be able to obtain relevant licenses and continue facilitating peer-to-peer lending in the future. If CreditEase, RenRenDai or ShiTuDai ceases to facilitate peer-to-peer lending to our students in the future, if our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected.

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

We cannot assure you that our course materials, other educational contents or other intellectual properties developed or used by us do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We have, and may from time to time be subject to legal proceedings and claims relating to the intellectual property of others. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. To the extent these employees are involved in content development at our company similar to content development in which they have been involved at their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us. If any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future course materials or other content, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative intellectual property rights and be forced to pay fines and damages, any of which may materially and adversely affect our business.

We recruit a significant portion of our students directly from our network of cooperative universities and colleges. If we lose these relationships, or the benefits we derive from these relationships diminish, our growth and our business may be harmed.

We have established various kinds of cooperative relationships with over 750 universities and colleges in China. We enroll a significant percentage of our students directly from these universities and colleges through jointly offered majors, on-campus learning sites and university recruiting promotional events. We recruited approximately 15.7% of our students in 2017 from these universities and colleges. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

A majority of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. As of December 31, 2017, we had received from our lessors copies of title certificates or proof of authorization to lease the properties to us for all leased properties. However, we cannot assure you that we will be able to obtain copies of title certificates or proof of authorization to lease any properties that we may lease in the future or the title to these properties we currently lease or any properties that we may lease in the future will not be otherwise challenged. Furthermore, several of our leased properties are owned by universities or built on allocated land in China. Such properties may not be legally leased to us under PRC law. Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises.

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

Understanding the difficulty for recent college graduates to afford the tuition fees of our courses, we offered qualified students the post-graduation tuition payment option beginning in 2006, which led to our relatively high accounts receivable. As of December 31, 2015, 2016 and 2017, our outstanding accounts receivable, net of allowance for doubtful accounts, were RMB155 million, RMB99 million and RMB231 million, respectively. Although we conduct financial evaluations of our students applying to use our post-graduation tuition payment option, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environment and the earnings capacity of our students may negatively impact our ability to collect our accounts receivable. Furthermore, as time passes, it might be more difficult for us to collect historical accounts receivables. Our bad debt allowance charged to expense decreased from RMB33.6 million in 2016 to RMB31.5 million in 2017. However, there is no guarantee that our bad debt allowance expense will keep decreasing in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our bad debt allowance to increase or remain relatively high in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

Capacity constraints of our learning centers could cause us to lose students to our competitors.

Our learning centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our courses due to the capacity constraints of our learning centers. If we fail to expand our physical capacity as quickly as the demand for our classroom-based services grows, we could lose potential students to our competitors, which could adversely affect our results of operations and business prospects. As we further expand our kid education programs, we may face more intense capacity challenges.

We may not be able to recoup the capital expenditures or investments we make to expand and upgrade our teaching, administrative, research and other capabilities.

We purchased two office buildings in Beijing for an aggregate price of RMB231.9 million in 2016. The office buildings are mainly for teaching purpose, and to a lesser extent for an administrative function. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB49.6 million in 2016. The purpose of these two buildings is for teaching purposes as learning centers to accommodate the growing demand in local market and enjoy local favorable policies. We may continue to invest in our teaching, administrative, research and other capabilities as our business further develops. Although we will evaluate the feasibility of each property purchase for the good of business operation, we are likely to incur costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

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

The geographic concentration of our learning centers may unfavorably impact our operations.

We derive a substantial portion of our net revenues from our entities in Hangzhou and Beijing. Revenue derived from the entities in Hangzhou accounted for 33.0%, 31.9% and 30.0% of our net revenues in 2015, 2016 and 2017, respectively. Revenue derived from the entities in Beijing accounted for 12.3%,12.4% and 13.0% of our net revenues in 2015, 2016 and 2017, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Hangzhou and Beijing. Furthermore, any natural disaster or health epidemics affecting the Hangzhou and Beijing regions could significantly impact our operations. Although we have been and will be exploring opportunities of setting up additional learning centers in second tier or third-tier cities, we expect that we will continue to derive a substantial portion of our net revenues from Hangzhou and Beijing in the near future. Deterioration in economic conditions and the professional services industries in these markets could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

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

We do not carry liability insurance for most of our students at our learning centers. In the event of accidents, injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our classes. We could also face claims alleging that we were negligent or provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. A liability claim, even if unsuccessful, against us or any of our employees could adversely affect our reputation, enrollment and revenues, causing us to incur substantial expenses and divert the time and attention of our management.

If we fail to implement an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

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

As a result of management’s assessment, our management identified a material weakness as of December 31, 2017, which was the insufficient review in areas subject to significant estimates and judgments. See “Item 15. Controls and Procedures.” This material weakness may result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2017.

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weakness in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above.

To remediate the material weakness described above with respect to controls over the period-end financial statement reporting and controls over significant complex transactions, we plan to continue to: (i) reinforce the oversight and review procedure over areas subject to significant estimates and judgments; and (ii) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP and SEC rules and requirements. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. Our failure to correct the material weakness and control deficiency or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our net revenues and results of operations, primarily due to seasonal changes in student enrollment. Historically, our courses tend to have the largest student enrollment, cash collection and net revenues in the third and fourth quarters. We generally generate less tuition fees in the first quarter of each year due to the Chinese New Year holiday. Our expenses, however, do not necessarily correspond to changes in our student enrollment and net revenues. We make investments in marketing and promotion, instructor recruitment and training and course development throughout the year. We expect quarterly fluctuations in our net revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our net revenues grow, these seasonal fluctuations may become more pronounced.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years. We employed 9,582 employees in China as of December 31, 2017. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, PRC government have promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may materially reduce our net income.

We adopted a share plan in 2008, or the 2008 Plan, that permits granting of options to purchase our ordinary shares, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares. Under the 2008 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under our share plan is 8,184,990 shares. In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2008 Plan and the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2017, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB59.3 million and RMB6.8 million, respectively, which will be recognized over a weighted average period of approximately 1.72 years and 7.46 years. Expenses associated with share-based compensation awards granted under our share plan may materially reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Technologies Inc. (Tarena Tech) and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. In December 2016, we would up Shanghai Tarena, one of our VIEs. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce, or the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Although the Guidance Catalog of Industries for Foreign Investment amended in 2017 and Circular 196 promulgated by MIIT in June 2015 allows a foreign investor to own up to 100% of the total equity interest in an E-Commerce business, we have not engaged in any E-Commerce business. Due to the foreign ownership restriction on Internet content and other value-added telecommunication services, we operate our TMOOC.cn and www.it211.com.cn website through our VIE, Beijing Tarena. Beijing Tarena has added our TMOOC.cn and www.it211.com.cn website under the ICP license held by Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder, chairman and chief executive officer, and 30% owned by Mr. Jianguang Li, our director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

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

Prior to 2012, we operated a substantial portion of our learning centers through our consolidated VIE and their subsidiaries and schools. After the PRC Catalogue for the Guidance of Foreign Investment Industries became effective on January 30, 2012 and as amended on April 10, 2015 and further amended on June 28, 2017, non-accredited foreign investment in professional education services is now “encouraged” in China and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in this area.

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2017, we operated 64 of our learning centers through private schools owned by subsidiaries of Tarena Tech. These 64 learning centers in the aggregate accounted for 37.1% of our total student enrollments in 2017.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign-owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the PRC Catalogue for the Guidance of Foreign Investment Industries (Amended) encourages and permit 100% foreign ownership of non-accredited professional training business in China and the Private Education Law does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. On the other hand, according to the Private Education Law, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside of China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly-owned subsidiary incorporated in China to establish a school under the Private Education Law without violating the Regulations on Operating Chinese-foreign Schools. Twenty-five private schools sponsored by our wholly-owned subsidiaries in China have obtained private school operating permits, and based on the results of oral inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to our consolidated VIE, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Tarena Tech and our consolidated VIE did not represent an arms-length price and adjust our consolidated VIE’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated VIE, which could in turn increase their tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated VIE for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Beijing Tarena becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business.

Due to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Beijing Tarena as well as its shareholders. As part of these arrangements, Beijing Tarena holds assets that are important to the operation of our business, including the domain name and ICP license for our www.it211.com.cn and TMOOC.cn websites.

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

If the shareholders of Beijing Tarena were to attempt to voluntarily dissolve or liquidate Beijing Tarena without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Beijing Tarena’s shareholders to transfer all of their equity ownership interest to a PRC entity or individual designated by us in accordance with the exclusive option agreements with the shareholders of Beijing Tarena. In the event that the shareholders of Beijing Tarena initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Beijing Tarena without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding would be uncertain. The uncertainties in legal proceedings to enforce the terms of the contractual agreements are mainly caused by PRC laws that prohibit domestic companies holding ICP licenses from assisting foreign investors in conducting value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

In China, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are typically executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

Affected under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

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

We do not believe that Tarena International, Inc. meets all of the conditions above and thus we do not believe that Tarena International, Inc. is a PRC resident enterprise, despite the fact that all of the members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or enterprise group and treated as resident enterprises for PRC enterprise income tax purposes.

Finally, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from the sale of our shares maybe become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident investors, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

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

On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer under Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Since Public Notice 7 was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or to establish that we should not be taxed under Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

In October 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37, which provides certain changes to the current withholding regime, repeals and replaces all other provisions under Circular 698 and amends certain provisions in Public Notice 7. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven (7) days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59, Public Notice 7 and SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although we currently have no confirmed plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Public Notice 7 or SAT Circular 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

In December 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, the predecessor of Administration of Radio and Television newly established in April 2018, and the Ministry of Industry and Information Technology, or MIIT, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. In February 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

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

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions”, and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or other ways. Although M&A Rules have become effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer our operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As Mr. Shaoyun Han is a shareholder of both Tarena and our consolidated VIEs, even though the transfers of the companies, which operated 23 of our learning centers themselves or through schools they established as of December 31, 2017, from our consolidated VIEs to our wholly-owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools which operated 23 learning centers as of December 31, 2017, which are not enterprises, from subsidiaries of our consolidated VIEs to our wholly-owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from our consolidated VIEs to our wholly-owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may need to transfer these companies and schools, including the related learning centers, back to our consolidated VIE. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

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

To our knowledge, all of our shareholders who are PRC citizens and hold interests in us, have registered with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. However, in practice, different local SAFE branches and/or qualified banks may have different views and procedures on the application and implementation of SAFE regulations. Therefore, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch and/or qualified banks in full compliance with applicable laws. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular No. 37, SAFE Notice 13 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force replacing both previous SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investments and removes certain other restrictions provided under Circular 142 for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing entrusted loans or repaying loans between non-financial enterprises. The business scopes of Tarena Tech include research and development of computer software, hardware, internet technology and products and telecommunications technology, transfer of proprietary technologies, information technology consulting, technical services, computer technology training, sales of self-developed products and franchise business operations. The business scopes of Tarena Software Technology (Hangzhou) Co., Ltd., or Tarena Hangzhou, include technology development, technology consulting, technical services, computer software and hardware, network technology, telecommunication technology, services, non-certification computer technology training for adults (excluding business subject to pre-approvals), wholesale and retail of computer software and hardware and telecommunication equipment (excluding equipment subject to national controls and other special controls). Tarena Tech and Tarena Hangzhou may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. Therefore, we may not use such Renminbi funds converted to make equity investments in the PRC through our PRC subsidiaries. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 19 could result in severe monetary or other penalties.

SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Those circulars may significantly limit our ability to use Renminbi converted from the net proceeds of offshore offerings to fund the establishment of new PRC subsidiaries by Tarena Tech and Tarena Hangzhou to invest in or acquire any other PRC companies, or to establish new PRC consolidated affiliated entities.

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

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which was issued in August 2015 by the SAT and became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. As a result, although our PRC subsidiary, Tarena Hangzhou, is currently wholly owned by our Hong Kong subsidiary Tarena HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If Tarena HK cannot be recognized as the beneficial owner of the dividends to be paid by Tarena Hangzhou to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law. Besides, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a preferential tax treatment, the relevant tax authorities may adjust the preferential withholding tax in the future.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementing Rules, both became effective on January 1, 2008, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012 and again in 2015, and is eligible to enjoy a preferential tax rate of 15% until the fourth quarter of 2018. If Tarena Tech fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations. In addition, Tarena Hangzhou, one of our PRC subsidiaries, was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou has also received financial subsidies from PRC local government authority in 2013, 2015 and 2016. In 2016, Tarena Hangzhou acquired Hanru Education & Technology Co., Ltd., or Hanru Hangzhou, which was qualified as an eligible software enterprise and entitled to a full tax exemption of two years followed by a 50% tax exemption of three years, commencing from 2016.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. The value of the Renminbi depreciated approximately 5.8% against the U.S. dollar in 2015 and further by approximately 6.3% in 2016. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In January 2016, we entered into a foreign currency forward contract with China Merchants Bank Co., Ltd. The notional amounts of the foreign currency forward contracts were RMB564.1 million and the settlement date was on May 19, 2016. We incurred a loss of RMB12.9 million as a result of such forward foreign currency contract in 2016. The contract expired in May 2017, and we do not have entered into any new foreign currency forward contract in 2017. Due to the fluctuation in the exchange rate between U.S. dollars and RMB, we may decide to enter into additional foreign currency contract in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Through our dual-class share structure, Mr. Shaoyun Han, our founder, chairman and chief executive officer, a PRC citizen, possessed and controlled 67.6% of the voting power of our company as of March 31, 2018. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the Internet content and other value-added telecommunication service industry, in which our VIE operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. The trading price of our ADSs has ranged from US$12.52 to US$21.70 per ADS in 2017. The last reported trading price on April 27, 2018 was US$10.01 per ADS. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have recently listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 31, 2018, our Class B ordinary shares represent 12.8% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 59.4% of our total voting power.

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2017 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2018 or in the foreseeable future.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2016 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2017 in 2017. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders no later than December 31, 2017 in 2017. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. In December 2016, we wound up Shanghai Tarena, one of our VIEs. We expect to continue to control and consolidate Beijing Tarena, which holds an Internet Content Provider license, or ICP license. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena. For a description of the risks relating to our corporate structure and the contractual arrangements we have entered into with our VIE, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

In 2015, we invested RMB24.0 million in five PRC companies which are engaged in the provision of educational products and services. In 2016, we invested RMB12.8 million in three companies which are mainly engaged in the provision of educational products and services. In 2017, we invested RMB50.5 million in three companies which are mainly engaged in the provision of IT, educational products and services.

The table below sets forth the respective revenues and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIEs as of the dates and for the periods indicated:

	Net Revenues(1)						Total Assets(1)
	For the year ended December 31, 2015		For the year ended December 31, 2016		For the year ended December 31, 2017		As of December 31, 2017
Tarena and its wholly-owned subsidiaries	100%		100.0%		100.0%		95.4%
Consolidated VIEs(2)	0.0%	(3)	0.0%	(3)	0.0%	(3)	4.6%
Total	100%		100%		100%		100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.

(2)	Shanghai Tarena, one of our consolidated VIEs, was wound up in December 2016.

(3)	The net revenues from consolidated VIEs are immaterial and accounted for 0.0% due to rounding.

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

We provide professional education services in China. Our core strength is in IT professional education services. Since our inception in 2002, we have trained over 509,000 students, cooperated with more than 750 universities and colleges and placed students with approximately 134,000 corporate employers in a variety of industries. We currently offer courses in thirteen IT subjects, three non-IT subjects and four kid education programs.

For our adult students, our education platform combines live distance instruction, classroom-based tutoring and online learning modules. We deliver professional education lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 184 directly managed learning centers in 59 cities in China as of December 31, 2017. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, self-assessment exams, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance. In addition to our TTS platform, we launched TMOOC.cn in March 2015, which offers not only regular teaching video contents, but also continuing education courses and job placement training courses, in order to cover a broader customer base. We offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. TMOOC.cn is also important for our marketing efforts.

In December 2015, we launched new training programs TongchengTongmei featuring IT training courses and non-IT training courses for minors. In March 2016, we rolled out kid robotics programming courses. In 2017, we launched coding mathematics to further diversify our course offerings in kid education. These new programs target and contain curriculum that is customized for primary to secondary school students aged between six and eighteen. Unlike programs designed for adult students, our courses for primary to high school students are taught by teaching assistants face-to-face in offline classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, under the lead of on-site teaching assistants. These programs are partly delivered through the facilities of existing learning centers to improve the utilization of the facilities. Since 2016, we also set up standalone flagship centers for kid education programs, which have further improved our brand recognition and teaching facilities and brought better learning experience for our students. By the end of 2017, there were 30 TongchengTongmei standalone centers, covering 24 cities in China.

We have a strong commitment to career services. We had 593 career counselors as of December 31, 2017, who advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We had 310 employer cooperation representatives as of December 31, 2017, who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including Global Fortune 500 companies and leading technology companies.

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. We also control and consolidate a VIE, Beijing Tarena. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena as of December 31, 2017. Our wholly-owned subsidiaries in China are currently not eligible as wholly-owned foreign-invested enterprises to hold ICP licenses.

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

In terms of professional education programs, our classrooms are equipped with computers for each student, as well as projectors and other equipment necessary for the live broadcast of our lectures. Our classroom technology infrastructure allows students to interact with instructors online to receive help on course materials and to use online modules in TTS to take notes and conduct practice exercises.

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2017, we directly managed a total of 184 learning centers in 59 major cities across China. Our learning centers vary in terms of size, typically having between 5 and 20 classrooms, with each classroom typically able to host between 20 and 100 students. In addition to the learning centers that we operate directly, we also have one franchised learning center in Xi’an, and the franchise fee from such learning center was immaterial in 2017.

The courses under our kid education programs are provided in offline classrooms and some of them share the learning centers with our professional programs. We believe such arrangement will help us to fully utilize our learning center resources and expand our K-12 education business at a fast pace.

The following table provides an overview of our national network of learning centers that we manage directly and the adult courses offered in each city as of December 31, 2017 and student enrollments in each city in 2017:

Cities	Number of Learning Centers	Java	C++	Digital Art	Software Testing	PHP	Embedded	Android	.Net	iOS	Linux and Network Engineering	Online Sales & Marketing	Accounting	Web Front	VR/AR	Big Data	python	Network Engineer
Beijing	16	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Hangzhou	10	●	—	●	●	●	●	—	—	—	●	—	—	●	—	●	—	—
Shanghai	8	●	●	●	●	●	—	—	—	—	●	●	●	●	●	●	●	—
Zhengzhou	8	●	—	●	—	●	—	—	—	—	●	●	—	●	—	—	—	—
Shenzhen	8	●	—	●	●	●	●	—	—	—	●	●	—	●	—	●	●	—
Guangzhou	8	●	●	●	●	●	●	—	—	—	●	●	—	●	●	●	●	—
Wuhan	7	●	—	●	—	●	—	—	—	—	●	—	—	●	—	—	●	—
Chengdu	7	●	●	●	—	—	—	—	—	—	●	●	●	●	●	—	●	—
Chongqing	6	●	—	●	—	●	—	—	—	—	—	●	●	●	—	—	—	—
Hefei	6	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—	—	—
Nanjing	6	●	●	●	—	—	—	—	—	—	—	—	—	●	—	—	●	—
Changsha	5	●	—	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—
Jinan	4	●	—	●	—	●	—	—	—	—	—	●	—	●	—	—	—	—
Qingdao	4	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—	—	—
Shenyang	4	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Kunming	4	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—	—	—
Tianjin	4	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Suzhou	4	●	—	●	—	—	—	—	—	—	—	—	—	●	—	—	—	—
Shijiazhuang	4	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Taiyuan	4	●	—	●	—	—	—	—	—	—	—	●	●	—	—	—	—	—
Harbin	3	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Changchun	3	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Nanning	3	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wuxi	3	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Nanchang	3	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Xi'An	3	●	—	—	—	●	—	—	—	—	●	●	—	●	—	—	●	—
Dalian	2	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Yantai	2	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Xiamen	2	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dongguan	2	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—	—	—
Ningbo	2	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fuzhou	2	●	—	●	—	—	—	—	—	—	—	—	—	●	—	—	—	—
Zhuhai	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Daqing	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Guiyang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Haikou	1	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—	—	—
Lanzhou	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Weifang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Luoyang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Linyi	1	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—	—	—
Yuncheng	1	●	—	●	—	—	—	—	—	—	—	●	—	—	—	—	—	—
Wenzhou	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Huhehaote	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Qinhuangdao	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Nanyang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jinzhong	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Zibo	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jining	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wuhu	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Fushan	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Xuzhou	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jinhua	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Baotou	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bengbu	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Zhongshan	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Huizhou	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mianyang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Xiangyang	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tangshan	1	●	—	●	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Notes:

●	currently offered

—	not currently offered

In 2017, we have entered 59 cities in China and recruited 128,776 students, approximately 56.2% of whom are from top 10 cities, namely Beijing, Guangzhou, Shenzhen, Hangzhou, Shanghai, Zhengzhou, Nanjing, Chengdu, Qingdao, Wuhan. Other cities accounted for 43.8% of total student enrollments.

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

In addition to our TTS platform, we launched TMOOC.cn in March 2015 to cover a broader customer base. TMOOC.cn offers two types of online learning products: continuing education courses and job placement training courses. Continuing education courses, composed of a library of video clips that focus on on-the-job practical skills, target working professionals and others with continuing education needs. Job placement training courses are full-length programs that target job seekers. These recruitment-oriented courses are carefully chosen from existing courses at our learning centers and redesigned to be more suitable for the online learning environment. Users who finish all modules in a job placement training course and pass the relevant Tarena certification examination will receive the same job placement services that we offer to students at learning centers. We also offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. The number of registered TMOOC.cn users has reached more than 393,000 as of December 31, 2017, and our proprietary content library offers more than 62,000 hours of video content.

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We also provide kid students with STEAM education to help them develop their logical thinking ability as well as their practical skills. We currently offer courses in thirteen IT subjects, three non-IT subjects and four kid education programs.

For adult students, we generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

•	Full-time class. The term for a full-time class is typically four months and includes approximately 1,000 learning hours. Full-time classes meet from Monday to Friday. In 2016, we also implemented “teaching at appropriate level” strategy and launched advanced courses with terms of one to five months. For students enrolled in the joint major programs, they will finish their courses in three to four years alongside their college education. In 2017, approximately 84.4% of our enrolled students attended our full-time classes.

•	Part-time class. Part-time classes typically have terms of four to eight months. We allow students to attend part-time classes either exclusively during weekends or on a combination of weekday nights and weekends, as these students typically have full-time jobs. We offer our part-time class students the opportunity to complete a portion of lessons online by watching videos available on TTS through TMOOC.cn. In 2017, approximately 15.6% of our enrolled students attended our part-time classes.

We have adopted stringent quality control procedures to ensure that we produce high-quality graduates. We use entrance exams to assess the level of our students. Prospective full-time students with low entrance exam scores are recommended to enroll in preparatory training camps. We have a total of four monthly closed-book performance tests to evaluate the learning status of our students. For underperforming students who have failed the first monthly performance test, we offer them the opportunity to re-take the first month classes at no extra cost. We believe physical class attendance is important, and students with low attendance rates are generally not given graduation certificates and job opportunities referrals at the end of our program.

Our full-time classes also include short-term, project-based training programs designed for college students to gain practical IT experience, which are not material for our business as a whole.

IT education courses

We offer education courses covering the following thirteen IT subjects:

Subject	Year of Launch	Focus of Course Content
Java	2002	Programming for Windows and Linux-based desktop software and web-based software
.NET	2007	Development of software based on the .NET framework that runs primarily on Windows
C++	2009	Programming for Windows and Linux-based desktop software
Software testing	2009	Practical software testing and quality assurance training
Embedded	2009	Development of software to control machines and devices
PHP	2010	Web-based software development for e-commerce industries
Android	2011	Programming for Android-based applications
iOS	2012	Programming for iOS-based applications
Linux and network engineering	2013	Linux operating system and network management technology
Big Data	2015	Hadoop, HBase, Hive, Zookeeper
Web front-end development	2015	HTML5, CSS3, JavaScript, jQuery, AJAX, Bootstrap, AngularJS, Web APP
VR/AR	2016	Programming for developing a full range of VR/AR projects
Python	2017	Python and AI full stack of software development

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

Since its launch in February 2013, our digital art course has registered strong growth in student enrollments and has become one of the largest courses in terms of net revenue contribution in 2017. Our accounting course helps us target a broader student base. Graduates of our online sales and marketing courses are awarded the Certificate issued by Baidu without additional examination. Graduates of our digital art courses are granted the certificates by ACAA or ADOBE after passing the relevant exams.

Kid Education Programs

In December 2015, we launched new training programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for kid students. In March 2016, we rolled out kids robotics programming courses. In 2017, we launched coding mathematics to further diversify our course offerings in K-12 education. We treat the TongchengTongmei programs as our main effort to enter into the kid STEAM education market, and a significantly growing part of our operation.

Subject	Year of Launch	Focus of Course Content
Computer programming	2015	Programming skills training in JavaScript, Java, HTML5, Python, C++, iOS and Android, encompass subjects in scratch, game programming, web programming, server programming, app development, etc.
Digital art	2015	User interface design technology for graphic, webpage and mobile sites design, and 3D printing courses
Robotics programming	2016	Introductions to programmable robots, including mechanic structure and relevant programming, advanced artificial intelligence and robot development
Coding Mathematics	2017	Mathematics and algorithm logistics training based on scratch programming assistance

Compared with the curriculum for adult students, the IT and non-IT courses offered under the TongchengTongmei programs feature materials that are customized for young kids. All of our kid education programs target and contain curriculum that is customized for primary to high school students aged between 6 and 18. Unlike programs designed for adult students, our courses for primary to high school students are taught by teaching assistants face-to-face in offline classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, under the lead of on-site teaching assistants.

Courses under TongchengTongmei programs typically have four levels, with each level consisting of 120 learning hours per year. Students begin from level 1 and attend a 3-hour class per week. Depending on the age group, it generally takes approximately one year to complete each level. In 2017, our TongchengTongmei programs are offered in 24 cities in China and recruited 9,580 students.

Our Teaching Staff

Our instructors

As of December 31, 2017, we employed 357 full-time instructors based in Beijing. Most of our instructors for IT education courses have industry backgrounds in global and domestic technology companies. Instructors for non-IT education courses are typically experts or veterans in their respective specialized fields. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brand, our well-established teaching infrastructure and sales team and our competitive compensation.

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

Our teaching assistants

We believe that our dedicated teaching assistants are essential to the success of our education model. Our teaching assistants interact with and tutor our students on a daily basis, and are instrumental in facilitating a disciplined and focused learning environment. Each classroom is staffed with one or two teaching assistants, who attend lectures together with students. Teaching assistants are available during class hours to answer student questions in person, and after class hours to address inquiries online via TTS or on-site until 8:30 p.m. Teaching assistants are also responsible for offering focused tutoring services to underperforming students and continuously monitoring their academic results. Our teaching assistants are also one of the key factors of the operation of our kid education programs as we need our teaching assistants to guide our students throughout the course. We have adopted a comprehensive set of key performance indicators, or KPIs, to evaluate the performance of our teaching assistants. Such KPIs include student satisfaction, exam scores of students on monthly performance tests, the improvement of underperforming students and employment results after graduation, among other indicators.

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 1,610 teaching assistants as of December 31, 2017.

Course Content Development

In addition to teaching, our instructors also develop the course content in their respective subject areas. We regularly update our existing courses, typically every six months, to stay abreast of the latest technology developments and industry trends. Our instructors are also responsible for producing practice exercises and exam questions for monthly performance tests to evaluate the effectiveness of our student self-assessment tests in TTS. We regularly engage in new course development in order to capture demands created by evolving job market and industry trends. We have a set of procedures for new course development. Prior to developing a new course, we gather market intelligence by collecting job market demand information to ensure that we are developing relevant and up-to-date courses. We conduct a series of surveys, each with clear parameters, to determine various aspects of the proposed new course. Once we gather enough market intelligence, we recruit, or identify from within Tarena, instructors with the appropriate industry and academic background to form a course-specific development task team. The development of our kid education program courses is mostly programming centered. In addition, we focus on leveraging our experience in IT courses, especially programming courses, to develop coding- and programming-based courses for our kid education programs.

All of our new courses are pilot tested in a selected learning center in Beijing for student satisfaction, training practicality and employment outcomes. In 2017, we launched one new course in Python and one kid program in coding mathematics.

Our software research and development department is tasked with improving the technical performance and user experience of TTS. Since introducing TTS student version 1.0 in 2006, we have produced eight upgrades to TTS. The current version that our students use is TTS student version 9.0.

Our Students

The majority of our students are college students and graduates. In 2017, approximately 74.0% of our enrolled students were either studying towards, or already held, a post-secondary degree. We have experienced significant growth in student enrollment in recent years. Our student enrollment in professional education courses reached 128,776 in 2017, and our student enrollment in kid education programs reached 9,580 in 2017.

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

When a prospective student responds to our advertisements, an enrollment advisor generates a prospective student profile and advises the candidate, through online, telephone or a face-to-face meeting, on various aspects of our courses and educational experience. As of December 31, 2017, we had a total of 4,807 employees in sales and marketing nationally.

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

We also encourage our students at schools to introduce their friends or classmates who are interested in taking professional education courses. Student referral has become one of the key channels we access to new students.

In addition to our marketing efforts and student referrals, we recruit a significant portion of our students directly from universities and colleges. As of December 31, 2017, we have cooperated with over 750 universities and colleges in China under one of the three following modes of cooperation:

•	Joint-majors. We offer joint-majors with 153 universities and colleges in China. These universities offer students the option to integrate our selected courses into their standard undergraduate curriculum. Students in selected majors at these universities take our courses and receive academic credits from these universities and colleges after successfully completing our courses. Students can attend part of the courses in our established on-campus learning sites and part of the courses at our learning centers.

•	Enrollment cooperation. We have enrollment cooperation with over 750 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students.

We had a total of 374 university cooperation representatives as of December 31, 2017. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China. In 2017, we enrolled approximately 16% of our students from universities and colleges with which we cooperated.

Student job placement services

We have an effective job placement program for our adult students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 593 career counselors as of December 31, 2017.

Each learning center offering courses for adult students also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 310 employer cooperation representatives as of December 31, 2017. We invite corporate employers to host recruiting events and interviews at our learning centers and offer students with interview opportunities across the country.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China.

We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the average six-month post-course job placement rate for a year by averaging the six-month post-course job placement rates of each month of such year. Our average six-month post-course job placement rate for each of 2015 and 2016 was over 90%. When calculating such job placement rates for 2015 and 2016, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2015 and 2016 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2015 and 2016, 86% and 88% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2015 and 2016 who later successfully graduated from our programs with graduation certificates awarded, 77% and 77% of such students, respectively, were deemed to be job-seeking students.

Our Network of Employers

We have a track record of producing job-ready and highly qualified candidates for many corporate employers. Since our inception, our network of potential employers for our students covered approximately 134,000 corporate employers, including Global Fortune 500 companies, and leading technology, IT services and Internet companies in China.

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

Tuition Fees

For our full-time classes for adult students, our standard tuition fees generally range from RMB15,800 to RMB26,800 per course. We raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2017. We also increased our tuition fees for part-time classes on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2017. For our kid education programs, our standard tuition fees are between RMB11,400 and RMB19,200. Courses under kid education program typically are composed of four levels, with each level consisting of 120 learning hours in one year.

We primarily offer two payment options for our adult students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also offer an option whereby qualified adult students can pay our tuition fees within a period of time after graduation.

To assist our students in paying our tuition fees, we mainly offered the following five credit sources to provide financing services for our students to make one-time, up-front tuition payments in 2017:

•	Baidu Small Loan Co., Ltd. We launched the Baidu student loan program in November 2015.

•	Bank of China Consumer Finance Co., Ltd. We launched the BOC CFC student loan program in April 2014.

•	RenRenDai. We began to cooperate with RenRenDai, a third-party peer-to-peer lending service provider, in arranging loans for our students to pay for their tuition fees during January 2015 to September 2017.

•	CreditEase. CreditEase, a credit management and microfinancing company in China, assists our students in obtaining loans to pay for their tuition. CreditEase began to offer this service to our students in July 2013.

•	ShiTuDai. We have cooperated with ShiTuDai, a peer-to-peer lending service provided by an independent third party, in arranging loans for our students to pay for their tuition fees since the second quarter of 2015.

Approximately 52.4% of our students enrolled in 2017 obtained financing from one of the five abovementioned sources. Such financing arrangements are bilateral in nature, and are carried out between our students and the respective financing institution directly.

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

As of December 31, 2017, we had registered 220 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech holds 72 registered software copyrights, 54 trademarks and 220 registered domain names including www.tedu.cn. Beijing Tarena holds the domain name TMOOC.cn.

Competition

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. For our IT training courses, we face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. For our non-IT training courses, we face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China. As we enter the kid education services market, we also face competition from other national and regional providers of K-12 education services. Our enrollment rate could be impacted by the operations of academic K-12 education and tutoring service providers, given our target students have limited time and energy and they need to choose among different courses and programs.

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

We believe that we are well-positioned to effectively compete in markets in which we operate on the basis of our innovative education platform, scalable and efficient business model, unparalleled access to corporate employers, training quality, strong content development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, richer experience or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.”

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

Government Regulations

Regulations on Private Education

Education Law of the PRC

On March 18, 1995, the NPC promulgated the Education Law of the PRC, or the Education Law. Pursuant to the Education Law, enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. However, private schools may be operated for “reasonable returns” as described in more detail below. On December 27, 2015, the Standing Committee of the NPC released the Amendment to the Education Law of the PRC, taking into effect on June 1, 2016, pursuant to which the Standing Committee of the NPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets.

Regulations on Professional Education

On May 15, 1996, the Standing Committee of the NPC promulgated the Professional Education Law of the PRC, or the Professional Education Law, which became effective on September 1, 1996. Pursuant to the Professional Education Law, professional training includes training pre-employment, training for military personnel transferring to civil positions, training for apprentices, on-the-job training, job-transfer training and other professional training. Professional training may be classified as junior, middle or senior level according to the actual situations. It shall be conducted by either professional training institutions or professional schools, which may develop various professional training to satisfy the needs of the society. The PRC government encourages institutional organizations, social organizations, other social groups and citizens to establish professional schools and professional training institutions, and the financial allocation for professional schools and professional training institutions from the governments at various levels shall be gradually increased. The PRC government also encourages financial institutions to support and develop professional education by means of credit facilities.

On August 3, 2007, the Standing Committee of the NPC promulgated the Employment Promotion Law of the PRC, or the Employment Promotion Law, which became effective on January 1, 2008. Pursuant to the Employment Promotion Law, the PRC government at and above the county level shall encourage and support professional schools, professional training institutions and corporations to carry out pre-employment training, employment training, re-employment training and entrepreneurship training, and encourage workers to attend various types of training programs. Corporations in China are requested to set aside financial resources for the training and continued education of their employees.

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the Standing Committee of the NPC promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003 and was first amended on June 29, 2013. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the Private Education Implementation Rules, which became effective on April 1, 2004. Under the Private Education Law and the Private Education Law Implementation Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in professional qualification training and professional education training shall be subject to approvals from the authorities in charge of human resources and social security.

Under the above regulations, the operations of a private school are highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. A private school shall file its advertisement and school enrollment brochure with the relevant governmental authorities of human resources and social security or education.

According to the Private Education Law and the Private Education Implementation Rules, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders”. The economic substance of “sponsorship interest” that a sponsor holds in a private school is, for all other practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. A sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. The capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school’s decision making body. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs. Nevertheless, before the Standing Committee of the NPC promulgated the Decision on Amending the Law for Promoting Private Education of the PRC on November 7, 2016 which came into force on September 1, 2017, or the Amendment to the Private Education Law, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns”. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

As for private training institutions, the Private Education Law provides that the regulations applicable to private training institutions registered with the SAIC and its local counterparts shall be formulated by the State Council separately. On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which announced the policy that the government will implement a reform to divide private schools into two categories: (i) for-profit private schools and (ii) not-for-profit private schools. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot, pursuant to which the PRC government plans to implement a for-profit and non-profit classified management system for the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School.

The Amendment to the Private Education Law has followed the principles and spirits of the above outline and the pilot program, which establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes. Under the Amendment to the Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment to the Private Education Law comes into force.

According to the Amendment to the Private Education Law, there are certain key features of the aforesaid new classification system for private schools, including but not limited to: (1) Sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools, and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. But sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools; (2) For-profit private schools are entitled to set their own tuition fees and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments; (3) Private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment to the Private Education Law taking effect are still unclear as more specific provisions are yet to be introduced; (4) Where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government; (5) The remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and (6) The people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which require to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provide that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of organizations of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspection.

On December 30, 2016, the Implementation Rules for Private School Classification Registration was issued by the MOE, the Ministry of Human Resources and Social Welfare and other relevant authorities, which requires all private schools, including non-profit private schools and for-profit private schools, to obtain “school permits”. Existing private schools established before promulgation of the Amendment to the Private Education Law which choose to register as for-profit private schools should apply for new school permits and complete the re-registration process. If such private schools chooses to register as a non-profit school, they shall amend their articles of association, continue their operation and complete the new registration process. The Regulatory Implementation Rules for Profitable Private School issued by the MOE, the Ministry of Human Resources and Social Welfare and other relevant authorities further provide that the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of human resources and social welfare, and then be registered with the competent branch of SAIC. In addition, for-profit private training institutions shall also be regulated and governed with reference to such rules.

On August 31, 2017, the Notice on the Work concerning the Administration of the Name Registration for Non-profit Private Schools was issued by the SAIC and the MOE, which requires that non-profit private schools shall, in accordance with the relevant provisions of the PRC Company Law and the Private Education Law, be registered as limited liability companies or joint stock limited companies, and their names shall comply with the provisions of relevant laws and regulations on company registration administration and education.

Besides the Amendment to the Private Education Law and the above regulations, the details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations which may include the Amendment to the Private Education Implementation Rules, the local regulations relating to legal person registration of for-profit and non-profit private schools, and the specific measure to be formulated and promulgated by the competent authorities responsible for the administration of private schools, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measure for the collection of non-profit private schools’ fee.

As of the date hereof, certain local governments, such as Shanghai, Jiangsu province, Hebei province, Sha’anxi province, and Qionghai of Hainan province have promulgated their local regulations relating to legal person registration and administration for private schools. However, these local regulations are silent on the licensing and other administrative requirements for online education schools, and the implementation regulations in the nation level or for Beijing and most provinces in the PRC are yet to be introduced. On April 20, 2018, the MOE issued the Implementation Rules for the Law for Promoting Private Education (Revised Draft) (Draft for Public Comment), or the Revised Private Education Implementation Rules Draft. Among other things, the Revised Private Education Implementation Rules Draft clarifies the types of different private training institutions and the corresponding regulatory principles: (i) the private training institutions which provide school education related courses or courses for the purpose of entrance exams facing kid and teenagers in pre-school education or basic education stage, shall be regulated as “private education training institutions" which are required to obtain a school permit governed by the administrative department for education; (ii) the private training institutions which provide cultural education training, non-diploma continuing education or the training courses for the personal promotion purposes such as the course of language, art, sports, science or technology etc. facing adults, do not need to obtain a school permit and could directly apply for registration as a legal person, provided that such training institutions could not provide school education related courses or courses for the purpose of entrance exams facing kid and teenagers in pre-school education or basic education stage; and (iii) the private training institutions which provide school education related courses or courses for the purpose of entrance exams facing kid and teenagers in pre-school education or basic education stage, or the professional qualification and skills training, through the internet, shall obtain a school permit governed by the provincial administrative department for education or the administrative department for human resources and social security, as the case maybe.  However, it is uncertain when the Revised Private Education Implementation Rules Draft would be signed into law and whether the final version would have any substantial changes to the draft.

Regulations on Kid Professional Education/Training

Our new kid education programs launched in December 2015 are currently operated through our learning centers in 24 cities in China. The kid education programs contain IT training courses and non-IT training courses, both of which fall within the category of professional education training. Under PRC regulations, the kid education programs offered through professional education training institutions shall not be subject to supplemental governmental pre-approval. The governmental authorities that have approved the establishment of the professional education training institutions shall be the same authorities that continue to regulate new programs launched by such training institutions. In the case of our learning centers operating our kid education programs, their establishments are approved by the relevant governmental authorities in charge of human resources and social security, and as such, the kid education programs will be under the governance of the same governmental authorities. Furthermore, current PRC laws and regulations do not specifically distinguish between adult professional education training and minor professional education training. Thus, from a regulatory prospective, the kid education programs do not have a material difference as compared with adult professional education training programs and shall follow the same PRC regulations that apply to our adult professional education training programs. According to the Regulation on Prohibiting Primary to High Schools and Their Teachers from Paid Teaching after School issued by the MOE on June 29, 2015 and the implementation documents issued by local education authorities, only teachers of primary to high schools are not allowed to teach paid lessons after school nor act in a separate capacity as private tutors or teachers. None of teachers in our kid education programs are teachers of primary to high schools, and most of such teachers are our full-time employees.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Private Education Law. The Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, were issued by the MOE in 2004. The Regulations on Chinese-Foreign Cooperation in Operating Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC. Cooperation in the areas of higher education and occupational/professional education is especially encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education or military, police, political and other kinds of education that are of a special nature in China. The Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools in China, which provide educational services mainly for Chinese citizens.

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

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of our consolidated VIEs and schools to which our consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools. As of December 31, 2017, we operated 64 of our learning centers through private schools owned by subsidiaries of Tarena Tech. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE.”

Foreign Investments in Professional Education Services

The PRC Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in March 2017 and became effective in July 2017, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries and industries not listed in the Catalogue, while there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in restricted industries. Industries in the prohibited category are not open to foreign investors. According to the latest Catalogue, foreign investment is encouraged in non-accredited professional education services and there is no limitation with respect to the maximum percentage of foreign ownership in a company conducting business in professional education services. Foreign investment is restricted to establishing Sino-foreign cooperative joint venture operations led by Chinese parties in pre-school education institutions, ordinary senior high schools and institutions of higher learning. Foreign Investment is prohibited in compulsory education institutions.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational/professional education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

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

Notwithstanding these decisions formulated by the State Council, as the Administrative Regulations on Educational Websites and Online Education Schools were not explicitly abolished, in practice, certain local authorities continue to implement the approval requirement for setting up education websites and online education schools until February 3, 2016, when the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, explicitly withdrew the approval requirements for operating educational websites and online education schools as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai, pursuant to which, any management measures and regulations applied to the institutions that provides training services only through the Internet will be further promulgated separately. However, such management measures and regulations have not yet been introduced as of the date hereof.

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

On December 20, 2007, the SAPPRFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a Permit for Broadcasting Audio-video Programs via Information Network issued by the SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On September 15, 2009, SAPPRFT promulgated the Notice on Several Issues regarding the Permit for Broadcasting Audio-video Programs via Information Network. The Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing Internet audio-video program services without the license.

On April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, which was amended on March 10, 2017, or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

On April 25, 2016, the SAPPRFT issued the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services, or Targeted Communication Rules, which replaced the Broadcasting Rules issued in 2004. The Target Communication Rules mainly focus on networks and services such as IPTV and private network mobile TV.

In the course of offering our lecture videos, we transmit our audio-video educational programs live through the Internet to enrolled course participants. If the governmental authorities determine that our provision of lecture videos falls within the Internet Audio-Video Program Measures and demand us to apply for the license, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Value-Added Telecommunications Services

Licenses for Value-Added Telecommunication Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the PRC State Council as the primary governing law on telecommunication services, which were subsequently amended in 2014 and 2016. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. The Catalog was most recently updated in December 2015, and the information services are classified as value-added telecommunications services.

On March 5, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009 and was amended on July 3, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license, or VATS License. In addition, a VATS License’s holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial Internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. The ICP license has a term of five years and shall be renewed within 90 days before expiration. Our consolidated VIE, Beijing Tarena, obtained an ICP license for the website www.it211.com.cn issued by Beijing Communications Administration on March 1, 2012, which will expire on September 26, 2022. Beijing Tarena has added TMOOC.cn and www.it211.com.cn to such ICP license.

Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended respectively on September 10, 2008 and February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider (except E-Commerce) may not exceed 50%. The Guidance Catalog of Industries for Foreign Investment amended in 2017 allows a foreign investor to own up to 100% of the total equity interest in an E-Commerce business. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholder. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Beijing Tarena, our consolidated VIE, owns the domain names www.it211.com.cn and TMOOC.cn and holds the ICP license necessary to operate our www.it211.com.cn and TMOOC.cn websites in China, while the trademarks relating to our operations are held by Tarena Tech, our WFOE. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by our VIE, we may need to transfer the trademarks to our VIE, which may severely disrupt our business. The Internet Electronic Bulletin Board Service Administrative Measures promulgated by the MIIT in October 2000 require ICP operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the PRC State Council and on September 23, 2014, such measures were repealed and annulled. However, in practice, the competent authorities in Beijing still require the relevant operating companies to obtain such approval for the operation of BBS services which we have not obtained.

In light of the aforesaid restrictions, we rely on Beijing Tarena, our consolidated VIE in China, to hold and maintain the licenses necessary to provide online education and other value-added telecommunications services in China. We operate our www.it211.com.cn and TMOOC.cn websites and value-added telecommunications services through Beijing Tarena. Beijing Tarena, our consolidated VIE in China, holds an ICP license that is valid until September 26, 2022 for the operation of www.it211.com.cn and TMOOC.cn. Beijing Tarena is in the process of annual inspection for ICP license.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, amended in June 2004, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2017, we had registered 72 software copyrights in China.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law most recently adopted by the State Council in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 54 trademarks in China as of December 31, 2017.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force replacing both previous SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investments and removes certain other restrictions provided under Circular 142 for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing entrusted loans or repaying loans between non-financial enterprises.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Tarena Tech, which is a wholly foreign-owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the Foreign Invested Enterprise Law, as amended respectively on October 31, 2000 and September 3, 2016, and the Implementation Rules of the Foreign Invested Enterprise Law, as amended respectively on April 12, 2001 and February 19, 2014.

Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events.

On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. We have requested PRC residents currently holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interests in us, have registered with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

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

The SAT issued Circular 82 on April 22, 2009, as amended in December 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled and offshore-incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective from September 1, 2011 and amended respectively in 2015 and 2016, or Bulletin 45, providing more guidance on the implementation of Circular 82. Bulletin 45 clarifies matters including PRC resident enterprise status determination, post-determination administration and competent tax authorities etc. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

Pursuant to the Hong Kong Tax Treaty, and other applicable PRC regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 60. Based on Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong Subsidiary.”

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On October 17, 2017, the SAT released Announcement Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Announcement 37, effect from December 1, 2017, which replaced the Non-resident Enterprise Measures. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37, which provides certain changes to the current withholding regime, repeals and replaces all other provisions under Circular 698 and amends certain provisions in Public Notice 7. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven (7) days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time. There are little guidance and practical experience as to the application of Public Notice 7 or SAT Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or SAT Circular 37 or to establish that we should not be taxed under Public Notice 7 or SAT Circular 37. The PRC tax authorities have the discretion under SAT Circular 59, Public Notice 7 or SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

The State Administration of Taxation promulgated Administrative Measures on the General Anti-Avoidance Rule (Trial), or GAAR Measures, on December 2, 2014, which shows the authority’s intention to fight against tax avoidance scheme that is adopted to obtain unwarranted tax benefit without reasonable commercial purpose. A press release, made by the State Administration of Taxation to clarify certain issues relating to the application of the GAAR Measures, stated that the GAAR Measures may be applicable if any general tax-avoidance scheme exists in the offshore indirect transfer of equity interests. Since GAAR Measures was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities, we cannot predict how these regulations will affect our business operation, future acquisitions or strategy.

In addition, the EIT Law and its Implementation Rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Enterprises recognized as “high and new technology enterprises,” or HNTEs, will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech, renewed its HNTE certificate in 2012 and again in 2015, and is eligible to enjoy a preferential tax rate of 15% until the end of 2017. Tarena Hangzhou was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. On January 25, 2016, we acquired 100% of the equity interests in Hangzhou Han Ru Education Technology Co., Ltd, which is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2016.

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

In November 2011, the Ministry of Finance and the SAT promulgated the Notice on the Pilot Program in Shanghai Replacing BT with VAT in Transportation and Some Modern Service Sectors. Pursuant to this circular and other relevant notices, VAT shall be imposed in lieu of BT in transportation and some modern service sectors firstly in Shanghai starting from January 1, 2012. On August 1, 2013, the VAT Pilot Program was implemented throughout China in transportation and some modern services sectors. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries. The applicable VAT rates are 6% and 3% for the entities that are general taxpayers and small-scale taxpayers, respectively.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated VIE and its subsidiaries, as of March 31, 2018:

Notes:

(1)	Mr. Shaoyun Han, our founder, chairman and chief executive officer, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our director, owns 30% of the equity interest in Beijing Tarena.

(2)	Mr. Shaoyun Han is the principal of Weifang Tarena Professional Education School.

(3)	Beijing Tongcheng Technology Co. Ltd. , which is a wholly owned subsidiary of Tarena Tech, wholly owns Wuhan Good Boy Robot Technology Co., Ltd., which holds 100% of the sponsorship interest in Wuhan Jiang'an Good Boy Robot Education and Training School and Changsha Kaifu District, The Science Kid Robot Education Training School.

(4)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School, Kunming Guandu Tarena Professional Education School, Nanjing Tarena Professional Education School, Shenzhen Bao’an Tarena Professional Education School, Harbin Tarena Professional Education School, Zhengzhou Tarena Professional Education School, Dalian High-Tech Zone Tarena Professional Education School, Shenyang Tarena Times Professional Education School, Zhuhai Tarena Professional Education School, Chengdu High-Tech Zone Tarena Professional Education School, Chengdu Tarena Professional Education School, Wuhan Technology Tarena Professional Education School, Shenzhen Longhua Xinqu Tarena Professional Skills Education School, Chongqing Nanan Tarena Professional Education School; Changchun Tarena Professional Education School and Ningbo Tarena Professional Education School; De Xun Wang* is the principal of Guangzhou Tarena Software Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Yue Qin Shen is the principal of Nanjing Weishang Tarena Professional Education School; Jing Liu* is the principal of Dalian Shahekou Tarena Accounting Professional Education School; Li Zhe* is the principal of Wuhan Jiang'an Good Boy Robot Education and Training School; Zhang Jianling is the principal of Changsha Kaifu District, the Science Kid Robot Education Training School.

* De Xun Wang, Jing Liu and Li Zhe are no longer employed by us. The principal registration for each of Guangzhou Tarena Software Professional Education School, Dalian Shahekou Tarena Accounting Professional Education School and Wuhan Jiang'an Good Boy Robot Education and Training School has not been updated.

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

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Tarena Tech, Beijing Tarena and the shareholders of Beijing Tarena, as amended and restated, the shareholders pledged all of their equity interests in Beijing Tarena to Tarena Tech to guarantee Beijing Tarena’s and Beijing Tarena’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to the service fees due to Tarena Tech. If Beijing Tarena or any of Beijing Tarena’s shareholders breaches its contractual obligations under the contractual arrangements, Tarena Tech, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Tarena in accordance with legal procedures. Tarena Tech has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Tarena Tech, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with Changping Bureau of Beijing Administration for Industry and Commerce in December 2013 and April 2017, respectively. The pledge will remain binding until Beijing Tarena and its shareholders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables Tarena Tech to enforce the equity pledge against third parties who acquire the equity interests in Beijing Tarena in good faith.

Exclusive Option Agreements

Under the exclusive option agreements between Tarena International, Inc., Tarena Tech, each of the shareholders of Beijing Tarena and Beijing Tarena, as amended and restated, each of the shareholders irrevocably granted Tarena International, Inc. or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Beijing Tarena. In addition, Tarena International, Inc. has the option to acquire the equity interests in Beijing Tarena for a specified price equal to the loan provided by Tarena Tech to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Tarena International, Inc. or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Tarena International, Inc.’s prior written consent, Beijing Tarena’s shareholders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Beijing Tarena. These agreements will remain effective until all equity interests in Beijing Tarena held by its shareholders are transferred or assigned to Tarena International, Inc. or Tarena International, Inc.’s designated representatives.

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

We have dual headquarters in China, located in Beijing and Hangzhou. Our principal executive offices in Beijing comprise of approximately 2,640 square meters and accommodate certain of our management and general and administrative activities, as well as our research and development activities. We also have approximately 26,344 square meters in leased classroom space in Beijing. Our principal executive offices and classrooms in Hangzhou comprise of approximately 17,190 square meters of leased space. Our principal executive offices in Hangzhou accommodate certain of our management and general and administrative activities.

In addition to our principal executive offices in Beijing and Hangzhou, we maintain a number of offices, classrooms and student dormitories with an aggregate of approximately 264,742 square meters in 59 cities in the PRC. For our leased facilities, we leased them from unrelated third parties. Our lease terms range from one to ten years. We purchased two office buildings in Beijing in 2016, mainly for teaching purpose, and to a lesser extent for administrative function. We paid an aggregate of RMB231.9 million for these two office buildings. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB50 million in 2016. The purpose of these two buildings is mainly teaching and partly for administration.

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

Overview

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2015, 2016 and 2017, we generated net revenues of RMB1,178.0 million, RMB1,579.6 million and RMB1,973.8 million, respectively. We record tuition fees that we collect in advance as deferred revenues. Our net revenues are presented net of business tax and surcharges.

Number of Course and Student Enrollments

Our ability to generate and increase revenues is primarily driven by our ability to increase the number of course enrollments and student enrollments. Our total adult course enrollments increased from 78,729 in 2015 to 102,298 in 2016 and further to 120,162 in 2017. Our total adult student enrollments increased from 84,041 in 2015 to 107,493 in 2016 and further to 128,776 in 2017. Total student enrollments in kid education programs increased from 2,354 in 2016 to 9,580 in 2017.

Our total student enrollments are affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2017, our digital arts course was the largest course in terms of revenues and number of student enrollments. Since inception, we have developed and launched sixteen new courses, as well as four new education programs targeting kids.

Our total student enrollments are also affected by our ability to maintain our cooperative relationships with financing service providers for student loans. A significant portion of our students enrolled in 2017 relied on loans provided or arranged by Baidu Small Loan, BOC CFC, RenRenDai, CreditEase, and ShiTuDai to pay for our tuition fees. In 2017, approximately 52.4% of our students received loans provided or arranged by Baidu Small Loan, BOC CFC, RenRenDai, CreditEase, and ShiTuDai to pay for our tuition fees.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time classes for adult students, our standard tuition fees generally range from RMB15,800 to RMB26,800 per course. We raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB 2,000 per course in 2016. We also increased our tuition fees for part-time classes on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2017. For our kid education programs, our standard tuition fees are between RMB11,400 and RMB19,000. Courses under kid education program typically are composed of four levels, with each level consisting of 120 learning hours in one year.

The actual tuition fees of our courses for adult students may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges. We generally offer certain discount for students enrolled through our network of cooperative universities and colleges. In 2017, we recruited approximately 16% of our students from these universities and colleges.

Our tuition fees of our courses for adult students are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also allow qualified students to pay our tuition fees within a period of time after graduation. We generally charge approximately RMB1,000 to RMB5,000 higher in tuition fees to students electing to pay in multiple payments, as compared to students who elect to pay in full upfront. Our tuition fees for TongchengTongmei education programs are required to be fully paid up-front.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
	(in thousands, except percentages)
Personnel cost and welfare	123,341	10.5	173,240	11.0	238,898	12.1
Rental cost	97,927	8.3	125,856	8.0	169,824	8.6
Others	112,291	9.5	150,008	9.4	190,477	9.7
Total cost of revenues	333,559	28.3	449,104	28.4	599,199	30.4

Our cost of revenues is primarily affected by the number of our learning centers. In terms of the professional education business, we had a total of 134, 145 and 184 learning centers as of December 31, 2015, 2016 and 2017, respectively. We also have a total of 30 learning centers for kid students as of December 31, 2017. Our cost of revenues as a percentage of net revenues was 28.3%, 28.4% and 30.4% in 2015, 2016 and 2017, respectively. We expect our cost of revenues to continue to increase as we plan to open more learning centers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
	(in thousands, except percentages)
Selling and marketing expenses	384,954	32.7	527,553	33.4	713,120	36.1
General and administrative expenses	251,298	21.3	307,519	19.5	392,296	19.9
Research and development expenses	50,515	4.3	65,594	4.1	100,032	5.1
Total operating expenses	686,767	58.3	900,666	57.0	1,205,448	61.1

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

Internal Control Over Financial Reporting

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

As a result of such assessment, our management identified a material weakness as of December 31, 2017, which was the insufficient review in areas subject to significant estimates and judgments. This material weakness may result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2017.

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weakness in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above. To remediate the material weakness described above, we plan to continue to: (i) reinforce the oversight and review procedure over areas subject to significant estimates and judgments; and (ii) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP and SEC rules and requirements. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. See “Item 3. Key Information – D. Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2017.

China

Pursuant to the EIT Law and its Implementation Rules, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech qualified as a HNTE under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to the end of 2017. Tarena Hangzhou was established in 2013 and qualified as a “newly established software enterprise”, which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. On Jan 25, 2016, we acquired 100% of the equity interests in Hangzhou Han Ru Education Technology Co., Ltd, which is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from 2016. Certain of our subsidiaries qualify as “Small Profit Enterprises” in 2015, 2016 and 2017, and therefore are subject to the preferential income tax rate of 20%. Subject to the approvals from the tax authorities in certain locations in the PRC, our subsidiaries and consolidated VIE that are based in these locations are required to use the deemed profit method to determine their income tax. Under the deemed profit method, these subsidiaries are subject to income tax at 25% on its deemed profit which is calculated based on revenues less deemed expenses equal to 85% to 90% of revenues.

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

Long-lived assets

Our long-lived assets include property and equipment. We depreciate our property and equipment using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment, including the salvage values, in order to determine the amount of depreciation expense to be recorded during each reporting period. We amortize leasehold improvements of our learning center facilities and offices over the shorter of the lease term or the estimated useful life of the assets. We estimate the useful lives of our other property and equipment at the time the assets are acquired based on historical experience with similar assets, as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may be shortened, which would result in the recognition of increased depreciation expense in future periods. There has been no change to the estimated useful lives or salvage values of our property and equipment in 2015, 2016 and 2017.

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

No impairment on our long-lived assets was recognized in 2015, 2016 and 2017.

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

From January 1, 2015 to December 31, 2017, our board of directors has granted the following options to our executive officers and employees:

	Number of Options	Exercise Price (US$)	Fair Value of Ordinary Shares (US$)
Grant date
March 1, 2015 to December 6, 2015	615,624	0.89-4.36	9.28-12.85
January 1, 2016 to December 31, 2016	1,115,807	0.058-4.36	9.99-16.54
January 1, 2017 to December 31, 2017	682,435	0.058-4.36	14.27-19.03

In 2015, 2016 and 2017, Mr. Shaoyun Han exercised 2,439,014, 483,816 and 1,355,730 share options respectively to purchase Class A ordinary shares.

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

For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Options Granted In 2015	Options Granted In 2016	Options Granted In 2017
Expected volatility	62.3%-70.9%	63.5%-68.8%	63.7%-67.8%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.0	2.0	2.0
Risk-free interest rate per annum	2.68%-2.99%	2.15%-3.18%	2.88%-3.22%
The fair value of underlying ordinary shares (per share)	US$9.28-US$12.85	US$9.99-US$16.54	US$14.27-US$19.03

The fair values of underlying ordinary shares are closing prices of our stock traded in the open market as of each grant date. For the purpose of determining the estimated fair value of our share options, we believe the expected volatility is the most critical assumption.

The expected volatility of our future ordinary share price was estimated with reference to the price volatility of the shares of the Company and comparable public traded companies engaged in the similar industry.

Income taxes

The realization of the future tax benefits of deferred income tax assets is dependent on future taxable income against which such tax benefits can be applied or utilized and any tax planning strategies. In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. All available evidence must be considered in determining the realizability of the deferred income tax assets. Such evidence includes, but is not limited to, the financial performance of subsidiaries and consolidated VIE, the market environment in which these entities operate, the utilization of past tax credits, and the length of relevant carryforward periods. Sufficient negative evidence, such as a cumulative net loss during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred income tax assets. In view of cumulative losses sustained by our PRC subsidiaries and consolidated VIEs, valuation allowances of RMB20.1 million, RMB26.5 million and RMB36.9 million were provided as of December 31, 2015, 2016 and 2017, respectively. If, in the future, taxable incomes are available for each tax-paying component, the valuation allowances against our deferred income tax assets may be adjusted.

In order to assess uncertain tax positions, we adopt a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50% likely to be realized upon settlement. The unrecognized tax benefits were RMB53.4 million, RMB69.8 million and RMB91.5 million as of December 31, 2015, 2016 and 2017, respectively. No interest and penalty expenses were recorded for the years ended December 31, 2015, 2016 and 2017.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in thousands, except percentages)
Net revenues	1,178,008	100.0	1,579,604	100.0	1,973,806	100.0
Cost of revenues(1)	(333,559)	(28.3)	(449,104)	(28.4)	(599,199)	(30.4)
Gross profit	844,449	71.7	1,130,500	71.6	1,374,607	69.6
Operating expenses(1):
Selling and marketing	(384,954)	(32.7)	(527,553)	(33.4)	(713,120)	(36.1)
General and administrative	(251,298)	(21.3)	(307,519)	(19.5)	(392,296)	(19.9)
Research and development	(50,515)	(4.3)	(65,594)	(4.2)	(100,032)	(5.1)
Operating income	157,682	13.4	229,834	14.6	169,159	8.6
Interest income	42,732	3.6	23,974	1.5	21,000	1.1
Other income	11,812	1.0	15,960	1.0	26,702	1.4
Loss on foreign currency forward	—	—	(12,898)	(0.8)	—	—
Foreign currency exchange gains (losses)	(29,499)	(2.5)	3,760	0.2	(6,284)	(0.3)
Income before income taxes	182,727	15.5	260,630	16.5	210,577	10.7
Income tax expense	(3,967)	(0.3)	(18,776)	(1.2)	(25,770)	(1.3)
Net income	178,760	15.2	241,854	15.3	184,807	9.4

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2015	2016	2017
	RMB	RMB	RMB
	(in thousands)
Cost of revenues	664	4,124	1,285
Selling and marketing expenses	1,959	5,496	4,863
General and administrative expenses	28,274	51,154	60,491
Research and development expenses	2,022	7,050	10,776

The Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Net revenues

Our net revenues increased by 25% from RMB1,579.6 million in 2016 to RMB1,973.8 million in 2017. This increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees. The number of total student enrollments grew by 19.8% from 107,493 in 2016 to 128,776 in 2017, and we experienced a significant increase in our total student enrollments in kid education programs, a 307.0% year-over-year increase from 2,354 in 2016 to 9,580 in 2017. The number of our total student enrollments is affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In the past year, we experienced a significant increase in student enrollments for the courses, such as Java and digital arts. The number of our learning centers increased from 145 as of December 31, 2016 to 184 as of December 31, 2017 to cater to the increased demand for our courses. Our K-12 business has expanded into 24 cities by the end of 2017. In 2017, we raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course. We generally offer a discount of around RMB4,000 per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2017, we recruited approximately 16% of our students from these universities and colleges, as compared with 14.7% in 2016.

Cost of Revenues

Our cost of revenues increased by 33.4% from RMB449.1 million in 2016 to RMB599.2 million in 2017. This increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 2,236 as of December 31, 2016 to 2,931 as of December 31, 2017. The increase was mainly due to the significant increase in the number of our teaching assistants and employer cooperation representatives. The number of our learning centers increased from 145 as of December 31, 2016 to 184 as of December 31, 2017. The centers exclusively for kid education programs reached 30 as of December 31, 2017.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 21.6% from RMB1,130.5 million in 2016 to RMB1,374.6 million in 2017. Our gross profit margin decreased from 71.6% in 2016 to 69.6% in 2017, which was mainly due to the expansion of our center network. We added a net of 39 learning centers and rolled out to 13 new cities during 2017.

Operating Expenses

Our operating expenses increased by 33.8% from RMB900.7 million in 2016 to RMB1,205.4 million in 2017 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 35.2% from RMB527.6 million in 2016 to RMB713.1 million in 2017. This increase was partially due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount from 2,717 as of December 31, 2016 to 4,807 as of December 31, 2017, and marketing efforts as we expanded our course offerings and network of learning centers. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from RMB245.1 million in 2016 to RMB367.1 million in 2017. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from RMB201.3 million in 2016 to RMB237 million, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 27.6% from RMB307.5 million in 2016 to RMB392.3 million in 2017 primarily due to an increase in compensation cost for our increased number of general and administrative personnel to support our growing operations, from 1,304 as of December 31, 2016 to 1,844 as of December 31, 2017 and an increase in share-based compensation expenses from 51,154 in 2016 to 60,491 in 2017.

Since July 2015, we focused more on tracking and updating the personal information of our alumni who used the post-graduation payment option, and we began to (i) task our career counselors with accounts receivable collection from their former students in such class and (ii) add accounts receivable collection rate as a KPI for our regional managers, learning center managers and career counselors. In 2016, as we devote more resources towards accounts receivable management, we observed a decrease in the cumulative default amount of accounts receivable for students enrolled between 2014 and 2015 who used the post-graduation payment option. In 2017, our bad debt allowance continued to decrease, from RMB33.6 million in 2016 to RMB31.5 million in 2017. We believe that our stricter tracking and management of accounts receivable have been effective in generally reducing the overall delinquency risk.

Research and Development Expenses

Our research and development expenses increased by 52.5% from RMB65.6 million in 2016 to RMB100.0 million in 2017 primarily due to an increase in personnel cost and welfare expenses of our instructors and teaching assistants allocated to their system and content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations, which increase from 1,548 in 2016 to 2,028 in 2017.

Interest Income

Our interest income decreased from RMB24.0 million in 2016 to RMB21.0 million in 2017. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in 2017 was primarily due to the lower interest rate on bank deposits.

Income Tax Expense

Our income tax expense was RMB25.8 million in 2017, compared to RMB18.8 million in 2016. The increase was mainly due to an increase in the effective tax rate.

The effective income tax rate of 12.2% in 2017 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the preferential income tax rate of 12.5% enjoyed by one of our subsidiaries, (iii) the tax holiday enjoyed by one of our subsidiaries, and (iv) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position. There was less taxable income entitled with preferential income tax rate which led to a higher effective income tax rate in 2017 comparing to that in 2016.

The effective income tax rate of 7.2% in 2016 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the preferential income tax rate of 12.5% enjoyed by one of our subsidiaries, (iii) the tax holiday enjoyed by one of our subsidiaries, and (iv) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

Net Income

As a result of the foregoing, our net income decreased by 23.6% from RMB241.9 million in 2016 to RMB184.8 million in 2017.

The Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Net revenues

Our net revenues increased by 34.1% from RMB1,178.0 million in 2015 to RMB1,579.6 million in 2016. This increase was primarily due to increased student enrollments and, to a lesser extent, an increase in the standard tuition fees. The number of total student enrollments grew by 27.9% from 84,041 in 2015 to 107,493 in 2016. The number of our total student enrollments is affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In the past year, we experienced a significant increase in student enrollments for the courses, such as Java, digital art, and Web front. The number of our learning centers increased from 134 as of December 31, 2015 to 145 as of December 31, 2016 to cater to the increased demand for our courses. The increase in our average revenue per student was primarily a result of an increase in the standard tuition fees and the decrease in the percentage of our students recruited through our network of cooperative universities and colleges. In 2016, we raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB 2,000 per course. We generally offer a discount of around RMB4,000 per person per full-time course for students enrolled through our network of cooperative universities and colleges. In 2016, the percentage of our students recruited from our network of cooperative universities and colleges was approximately 14.7%, as compared with 16.2% in 2015.

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

The effective income tax rate of 2.2% in 2015 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the tax holiday enjoyed by one of our subsidiaries and (iii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

The effective income tax rate of 7.2% in 2016 was lower than the statutory income tax rate of 25% primarily because of (i) the preferential income tax rate of 15% enjoyed by Tarena Tech, (ii) the preferential income tax rate of 12.5% enjoyed by one of our subsidiaries, (iii) the tax holiday enjoyed by one of our subsidiaries, and (iv) the effect of research and development expenses bonus deduction allowed under PRC tax regulations, partially offset by recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position.

Net Income

As a result of the foregoing, our net income increased by 35.3% from RMB178.8 million in 2015 to RMB241.9 million in 2016.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. As of December 31, 2017, we had RMB1,119.7 million in cash and time deposits and we had no bank borrowings. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash of our consolidated VIEs, in the amount of RMB0.3 million as of December 31, 2017, can be used only to settle obligations of our consolidated VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased, while the time deposits that mature over one year as of the balance sheet date are included in non-current assets.

We believe that our current cash, cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See Cash, cash equivalents and time deposits under Note 2(d) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents and time deposits were held as of December 31, 2017.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	347,698	524,030	288,657
Net cash used in investing activities	(72,309)	(156,449)	(223,122)
Net cash used in financing activities	(26,899)	(78,044)	(184,222)
Effect of foreign currency exchange rate changes on cash and cash equivalents	4,413	7,197	(5,294)
Net increase (decrease) in cash and cash equivalents	252,903	296,734	(123,981)
Cash and cash equivalents at the beginning of the year	261,035	513,938	810,672
Cash and cash equivalents at end of the year	513,938	810,672	686,691

Operating Activities

Net cash provided by operating activities decreased to RMB288.7 million in 2017 from RMB524.0 million in 2016, primarily due to an increase of approximately RMB141.7 million in cash collected from our students in 2017, which was offset by an increase of approximately RMB370.2 million in cash operating expenditures, an increase of approximately RMB6.5 million in income tax payment and a decrease of proceeds from tax refund of approximately RMB0.3 million in 2016.

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

Net cash used in investing activities was RMB223.1 million in 2017, consisting of purchase of short-term investment of approximately RMB1,970.0 million, purchase of time deposits of approximately RMB509.7 million, purchase of property and equipment, including computers and servers, of approximately RMB176.8 million in connection with the expansion of our network of learning centers, and payment for long-term investment and long-term investment deposit of approximately RMB54.9 million, and net payment for loans to employees of approximately RMB30.0 million; and partially offset by the maturity of short-term investment of approximately RMB1,989.3 million, and maturity of time deposits of approximately RMB529.0 million.

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

Financing Activities

Net cash used in financing activities in 2017 was RMB184.2 million, which was primarily attributable to the payment for repurchase of treasury stock under a share repurchase plan in the amount of RMB143.4 million, payment for dividend in the amount of RMB63.1 million, and partially offset by proceeds from Issuance of Class A ordinary shares in connection with exercise of share options of RMB22.3 million.

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

Capital Expenditures

Our capital expenditures are primarily related to purchase of office building, property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB100.0 million, RMB382.0 million and RMB177.3 million in 2015, 2016 and 2017, respectively. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We purchased two buildings in Beijing, two buildings respectively in Qingdao and in Haikou for an aggregate price of RMB282 million in 2016. The purchase contracts for these two buildings are filed as exhibits to this annual report. The office buildings are mainly for teaching purpose, and to a lesser extent for administrative functions. We expect our capital expenditures will continue to be significant for the near future as we continue to expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, time deposits and anticipated cash flow from operations.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2017, we had RMB130.3 million in statutory surplus reserves that are not distributable as cash dividends. Our PRC subsidiaries have not historically paid any dividends to our offshore entities from their accumulated profits. However, we do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are only required to set aside an additional RMB243.4 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries as of December 31, 2017. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2017, we had RMB23.6 million in statutory development fund that are not distributable as cash dividends.

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

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB50.5 million, RMB65.6 million and RMB100.0 million in 2015, 2016 and 2017, respectively.

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

As of December 31, 2017, we had registered 220 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech holds 72 registered software copyrights, 54 trademarks and 220 registered domain names including www.tedu.cn. Beijing Tarena holds the domain name TMOOC.cn.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by December 31,
	Total	2018	2019	2020	2021	2022	2023 and thereafter
	(in thousands)
Operating lease commitments(1)	610,550	166,291	163,956	114,695	71,122	46,378	48,108

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	48	Founder, chairman and chief executive officer
Jianguang Li	54	Director
Yongji Sun	54	Independent director
Xiaosong Zhang	55	Independent director
Ya-Qin Zhang	53	Independent director
Yuduo Yang	44	Chief financial officer
Ying Sun	42	Vice president
Yinan Qi	40	Vice president

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

Jianguang Li has served as our director since January 2004. Mr. Li has been a partner of IDG Capital Partners since March 2006, responsible for providing venture capital and private equity investment-related advice. Between 1999 and 2006, Mr. Li served as a vice-president of IDG Technology Venture Investment Inc. Prior to joining IDG in 1999, Mr. Li worked in Crosby Assets Management Limited as an investment manager. Mr. Li has been a non-executive director of HC International, Inc., a company listed on the Hong Kong Stock Exchange, since August 2006. Mr. Li has been a non-executive director of China Binary Sale Technology Limited, a company listed on the Hong Kong Stock Exchange, since April, 2015. Mr. Li has been a director of Olympique Lyonnais Groupe SA, a company listed on the Paris Stock Exchange, since December 2016. Mr. Li has also been the chairman of the board of directors of Beijing Xingzhi Sports Co., Ltd., a company listed on the PRC National Equities Exchange and Quotations, since March 2017. Mr. Li received a bachelor’s degree in management from Peking University and a master’s of science degree from the University of Guelph.

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

Ya-Qin Zhang has served as our independent director since April 2014. Mr. Zhang has served as president of Baidu, Inc., a NASDAQ-listed company, since September 2014. Mr. Zhang has been a non-executive director of Chinasoft International Ltd., a company listed on the Hong Kong Stock Exchange, since December 2008. Mr. Zhang has served as a director of ChinaCache International Holdings Ltd., a NASDAQ-listed company, between September 2010 and July 2017. Mr. Zhang has been a non-executive director of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange, since January 2011. Mr. Zhang served as an independent director and member of the audit committee of Autohome Inc., a NYSE-listed company, between December 2013 and January 2015. Mr. Zhang served as the chairman of Microsoft Asia-Pacific R&D Group between 2005 and September 2014 and was in charge of the research and development of Microsoft Corporation in the Asia-Pacific region. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft in 1999, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp. and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. Mr. Zhang received his bachelor’s and master’s degrees in electrical engineering from the University of Science and Technology of China and a Ph.D. in electrical engineering from George Washington University.

Yuduo Yang has served as our co-chief financial officer since November 2015 and as our chief financial officer since April 2016. Prior to joining us, Mr. Yang was a vice president at Beijing Fengshun Lubao Car Auction Company Limited from March 2015 to November 2015. From December 2013 to October 2014, Mr. Yang was a finance director at Bybon Group Company Limited. From June 2010 to December 2013, Mr. Yang was a finance director at South Beauty Group, a well-known restaurant chain operator in China. Prior to that, Mr. Yang was a finance manager at Google and Lucent Technologies from December 2007 to May 2010, and from April 2005 to November 2007, respectively, and an auditing manager at KPMG Beijing Office from July 1997 to April 2005. Mr. Yang received a bachelor’s degree in economics from Renmin University of China, as well as an MBA degree from Fordham University.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB2.7 million in cash to our executive officers, and we paid an aggregate of RMB0.7 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In July 2016, we purchased a health insurance policy for Mr. Shaoyun Han with a total premium of RMB31,097 and a sum insured of RMB8.0 million. Other than the above-mentioned statutory contributions mandated by applicable PRC law and the health insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Under the 2008 Plan, the maximum aggregate number of shares which may be issued is 8,184,990. As of March 31, 2018, options to purchase 752,202 Class A ordinary shares are issued and outstanding, and there are 276,412 Class A ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

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

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2014 Plan was 1,186,680 as of January 1, 2018. As of March 31, 2018, options to purchase 2,632,140 Class A ordinary shares are issued and outstanding under the 2014 Plan and 102,343 restricted share units were granted and outstanding under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

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

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of March 31, 2018, the outstanding options granted to our directors and executive officers under our share plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	*	4.360	February 20, 2014	February 19, 2024
	*	1.830	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	1.830	December 31, 2016	December 29, 2026
	*	1.000	April 1, 2017	March 30, 2027
	*	1.000	January 1, 2018	December 30, 2027
Jianguang Li	*	0.058	January 1, 2004	September 21, 2023
Yongji Sun	—
Xiaosong Zhang	—
Ya-Qin Zhang	—
Yuduo Yang	*	1.000	May 17, 2016	May 15, 2026
	*	1.000	January 1, 2017	December 31, 2026
	*	1.000	January 1, 2018	December 30, 2027
Ying Sun	*	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	1.000	January 1, 2016	December 31, 2026
	*	1.830	December 31, 2016	December 29, 2026
	*	1.000	January 1, 2017	December 31, 2026
	*	1.000	January 1, 2018	December 30, 2027
Yinan Qi	*	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	4.360	July 1, 2015	June 30, 2025
	*	1.000	January 1, 2016	December 31, 2025
	*	1.000	January 1, 2017	December 31, 2026
	*	1.000	January 1, 2018	December 30, 2027
Total	1,115,149

*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares as of March 31, 2018.

The following table summarizes, as of March 31, 2018, the outstanding restricted share units we granted to our directors and executive officers under the 2014 Plan.

Name	Number of Class A Ordinary Shares Underlying Restricted Share Units	Date of Grant
Shaoyun Han	—
Jianguang Li	—
Yongji Sun	*	April 3, 2017
Xiaosong Zhang	*	April 3, 2017
Ya-Qin Zhang	*	April 3, 2017
Yuduo Yang	*	February 28, 2017
Ying Sun	—
Yinan Qi	*	February 28, 2017
Total	*

*	Less than 1% of our total outstanding shares as of March 31, 2018.

As of March 31, 2018, other individuals as a group hold outstanding options to purchase a total of 2,269,193 Class A ordinary shares of our company, with exercise prices ranging from US$0.058 to US$4.36 per share.

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

We had a total of 5,066, 6,257 and 9,582 employees as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, we had 1,825 employees in Beijing, 514 employees in Hangzhou and 7,243 employees in other areas within China. The following table sets forth the number of our employees, categorized by function, as of December 31, 2017:

Functions	Number of Employees
Teaching and content development	2,028
Selling and marketing	4,807
Career development	593
Employer cooperation	310
General and administration	1,844
Total	9,582

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 56,429,631 ordinary shares outstanding as of March 31, 2018, comprising of 49,223,572 Class A ordinary shares and 7,206,059 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	% of total ordinary shares on an as- converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Shaoyun Han(1)	10,263,575	7,206,059	17,469,634	30.7	67.6
Jianguang Li(2)	*	—	*	*	*
Yongji Sun(3)	*	—	*	*	*
Xiaosong Zhang(4)	*	—	*	*	*
Ya-Qin Zhang(5)	*	—	*	*	*
Yuduo Yang	*	—	*	*	*
Ying Sun	*	—	*	*	*
Yinan Qi	*	—	*	*	*
All directors and executive officers as a group	10,659,521	7,206,059	17,865,580	31.3	67.8
Principal Shareholders:
KKR funds(6)	6,826,263	—	6,826,263	12.1	5.6
AERO Holdings Limited(7)	6,673,982	—	6,673,982	11.8	5.5
Trafalgar Trading Fund Inc. (8)	3,368,837	—	3,368,837	6.0	2.8
Learningon Limited(9)	2,193,223	6,060,000	8,253,223	14.6	51.8
Connion Capital Limited(10)	4,070,352	—	4,070,352	7.2	3.3
Techedu Limited(11)	2,000,000	1,146,059	3,146,059	5.6	11.1
Davis Selected Advisers, L.P.(12)	4,347,615	—	4,347,615	7.7	3.6

Notes:

*	Less than 1%.

**	Except for Mr. Jianguang Li, Mr. Yongji Sun, Mr. Xiaosong Zhang and Mr. Ya-Qin Zhang, the business address of our directors and executive officers is Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing, 100098, PRC.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 6,060,000 Class B Ordinary Shares held by Learningon Limited, (ii) 1,146,059 Class B Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vi) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited, and (vii) 475,913 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of March 31, 2018. Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. The registered office address of each of Connion, Learningon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.

(3)	The business address of Mr. Sun is 4th Floor, Jingban Xinxigang, No.3, East Yumin Road, Xicheng District, Beijing, PRC.

(4)	The business address of Mr. Zhang is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing, PRC.

(5)	The business address of Mr. Zhang is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085 PRC.

(6)	Consists of 6,826,263 Class A ordinary shares held by Talent Fortune Investment Limited, a Cayman Islands company, as of July 14, 2015 (as reported in a Schedule 13D amendment filed by KKR & Co. L.P. on August 30, 2017). Talent Fortune Holdings Limited is the sole shareholder of Talent Fortune Investment Limited. KKR China Growth Fund L.P. is the controlling member of Talent Fortune Holdings Limited. KKR Associates China Growth L.P. is the sole general partner of KKR China Growth Fund L.P. KKR China Growth Limited is the sole general partner of KKR Associates China Growth L.P. KKR Fund Holdings L.P is the sole shareholder of KKR Associates China Growth L.P. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Messrs. Henry R. Kravis and George R. Roberts. The business address of Talent Fortune Investment Limited is c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2018.

(7)	The number of ordinary shares beneficially owned is as of April 20, 2017, as reported in a Schedule 13G filed by AERO Holdings Limited on April 20, 2017, and consists of (i) 6,355,741 ADSs, representing 6,355,741 Class A ordinary shares, held by Orchid Asia VI, L.P. and (ii) 318,241 ADSs, representing 318,241 Class A ordinary shares, held by Orchid Asia V Co-Investment Limited. The general partner of Orchid Asia VI, L.P. is OAVI Holdings, L.P., whose general partner is Orchid Asia VI GP, Limited. Orchid Asia VI GP, Limited is wholly owned by Orchid Asia V Group Management, Ltd., which is wholly owned by Orchid Asia V Group, Limited. AERO Holdings Limited is the controlling shareholder of Orchid Asia V Group, Limited and Orchid Asia V Co-Investment Limited. Ms. Lam Lai Ming is the sole shareholder of AERO Holdings Limited. The business address of AERO Holdings Limited is Suites 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2018.

(8)	Represents 3,368,837 Class A ordinary shares in the form of ADSs held by Trafalgar Trading Fund Inc., a Cayman Islands limited liability company, which is registered with the Cayman Islands Monetary Authority as a mutual fund. Trafalgar Trading Fund Inc. became our principle shareholder after it acquired 1,679,647 and 1,689,190 Class A ordinary shares in December 2016 and February 2017, respectively. The registered office address of Trafalgar Trading Fund Inc. is c/o Mourant Ozannes Corporate Services (Cayman) Limited 94 Solaris Avenue, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. Trafalgar Trading Fund Inc. is managed by Trafalgar Capital Management (HK) Limited, with its business address at 18/F The Workstation, 43 Lyndhurst Terrace, Central, Hong Kong.

(9)	Represents (i) 6,060,000 Class B ordinary shares and (ii) 2,193,223 ADSs representing 2,193,223 Class A ordinary shares. The registered office address of Learingon Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learingon Limited is ultimately owned by Mr. Shaoyun Han through a trust.

(10)	The registered office address of Connion Capital Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion Capital Limited is ultimately owned by Mr. Shaoyun Han through a trust.

(11)	Represents (i) 2,000,000 Class A ordinary shares and (ii) 1,146,059 Class B ordinary shares.

(12)	Represents 4,347,615 Class A ordinary shares in the form of ADSs held by Davis Selected Advisers, L.P. as of February 13, 2018 (as reported on the Schedule 13G filed by Davis Selected Advisers, L.P. on February 13, 2018). The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2018. The principal business address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Selected Advisers, L.P. is a limited partnership established and existing under the law of Colorado, U.S.

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

To our knowledge, as of March 31, 2018, 40,708,993 of our Class A ordinary shares are held by one record holder in the United States, which is the depositary of our ADS program, representing 82.7% of our total issued and outstanding Class A ordinary shares as of such date. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. As of March 31, 2018, none of our Class B ordinary shares are held by any record holder in the United States.

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

As of December 31, 2017, our maximum exposure to guarantees of student loans was nil. All the third-party lenders were repaid.

Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 2%~12% of the amount collected. The staff of Chuanbang includes our former employees who joined Chuanbang in July 2013. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fees were RMB2.1 million, RMB6.4 million and RMB3.2 million for 2015, 2016 and 2017, respectively.

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

Dividend Policy

On March 5, 2018, we declared a cash dividend of US$0.12 per ordinary share. Holders of our ADS, each representing one Class A ordinary share, are accordingly entitled to the cash dividend of US$0.12 per ADS. The cash dividend will be paid on or about June 9, 2018 to shareholders of record as of the close of business on April 5, 2018.

In June 2017, we paid an approximately RMB63.1 million (US$9.2 million) cash dividend, US$0.16 per ADS, to our shareholders of record as of the close of trading on June 9, 2017, which was declared on February 28, 2017. In May 2016, we paid a RMB54.0 million (US$8.4 million) cash dividend, US$0.15 per ADS, to our shareholders as of the close of trading on April 6, 2016, which was declared on March 7, 2016. The dividends were funded by surplus cash on our balance sheet.

Our board of directors has complete discretion whether to declare dividends, subject to the Companies Law, our articles of association, and the common law of the Cayman Islands. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our Class A common shares. Cash dividends will be paid to the depositary of our ADSs in U.S. dollars, which will distribute them to the holders of ADSs after fees according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

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

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Select Market since April 3, 2014 under the symbol “TEDU.” Update until April 26, 2018 (starting from April 3, 2014), the trading price of our ADSs on the NASDAQ Global Select Market ranged from US$6.65 to US$21.7 per ADS.

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated below.

	Trading Price
	High	Low
Annual Highs and Lows
2015	14.83	6.65
2016	17.75	8.35
2017	21.70	12.52
Quarterly Highs and Lows
First Quarter 2016	11.38	8.28
Second Quarter 2016	11.61	9.68
Third Quarter 2016	15.19	9.87
Fourth Quarter 2016	17.75	13.92
First Quarter 2017	19.68	14.05
Second Quarter 2017	20.29	16.90
Third Quarter 2017	21.70	12.52
Fourth Quarter 2017	15.97	13.02
First Quarter 2018	15.45	10.83
Monthly Highs and Lows
October 2017	15.20	14.06
November 2017	15.97	13.02
December 2017	15.02	13.14
January 2018	15.45	12.88
February 2018	13.80	11.48
March 2018	13.90	10.83
April 2018 (through April 27, 2018)	11.71	9.78

B.	Plan of Distribution

Not applicable.

C.	Markets

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, Circular 82 issued by the SAT in April 2009, as amended in December 2017, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to Circular 82, the SAT issued the Bulletin 45, which took effect in September 2011 and amended respectively in 2015 and 2016, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. We do not believe that Tarena International, Inc. is a PRC resident enterprise. If the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Hong Kong Tax Treaty, which was promulgated on August 21, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 60. Based on Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

The State Administration of Tax issued the Notice on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Notice 6, on March 17, 2017. Notice 6 further regulates and strengthens the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Notice 6 specifies certain circumstances whereby such payments that do not comply with arm’s-length principles may be subject to the special tax adjustments by the tax authority, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the value of such intangible assets, royalties paid to an overseas related party for the transfer of the right to use of the intangible assets with no economic benefits, and royalties paid to an overseas related party for the incidental benefits generated from the listing activities. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

The SAT issued a Circular 59 together with the Ministry of Finance in April 2009 and a Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37, which provides certain changes to the current withholding regime, repeals and replaces all other provisons under Circular 698 and amends certain provions in Public Notice 7. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven (7) days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time. There is little guidance and practical experience as to the application of Public Notice 7 or SAT Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 or SAT Circular 37 and may be required to expend valuable resources to comply with Public Notice 7 or SAT Circular 37 or to establish that we should not be taxed under Public Notice 7 or SAT Circular 37. The PRC tax authorities have the discretion under SAT Circular 59, Public Notice 7 or SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Based on our current income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2017 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2018 or in the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time to time, which may be volatile). Among other factors, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles or determine that such assets should not be included in the determination of whether we are classified as a PFIC, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

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

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-194191), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-194662) to register the ADSs.

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

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange loss of RMB6.3 million in 2017.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. The value of the Renminbi depreciated approximately 5.8% against the U.S. dollar in 2015 and further by approximately 6.3% in 2016. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB23.2 million in the value of our U.S. dollar-denominated financial assets at December 31, 2017.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2017, we received US$0.2 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-19419) in relation to the initial public offering of 15,300,000 ADSs representing 15,300,000 of our Class A ordinary shares, at an initial offering price of US$9.00 per ADS. We offered and sold 11,500,000 ADSs and the selling shareholders offered and sold 3,800,000 ADSs in our initial public offering. Our initial public offering closed in April 2014. Goldman Sachs (Asia) L.L.C. and Credit Suisse Security (USA) LLC were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold was US$137.7 million.

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

For the period from April 2, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2017, we invested the net proceeds from our initial public offering in term deposits and still intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities, paying dividends, repurchasing shares and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2017, our existing disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weakness.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2017 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management identified a material weakness as of December 31, 2017, which was the insufficient review in areas subject to significant estimates and judgments. This material weakness may result in a material misstatement to the Company’s quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2017.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Management’s Plan for Remediation of Material Weakness

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weakness in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above.

To remediate the material weakness described above, we plan to continue to: (i) reinforce the oversight and review procedure over areas subject to significant estimates and judgments; and (ii) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP and SEC rules and requirement. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

Changes in Internal Control over Financial Reporting

We have adopted the following measures during the year ended December 31, 2017, which effectively improved our internal controls over financial reporting in areas subject to financial reporting disclosure. We have (i) executed improved workflow of system upgrade and performed quality control procedures regarding system design, development, testing and implementation, etc.; and (ii) reinforced the reasonableness test by accounting personnel over the system extracted data. However, we have insufficient review in areas subject to significant estimates and judgments. As such, management concluded that there was a material weakness at December 31, 2017.

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

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.tarena.com.cn/.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2016	2017
	(in thousands)
Audit Fees(1)	5,659	5,875
Audit-related Fees(2)	-	763
Tax Fees(3)	294	667

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

(2)	“Audit-related Fees” represent the aggregate fees for services rendered by our independent registered public accounting firm for assistance in documenting internal control policies and procedures over financial reporting.

(3)	“Tax fees” means the aggregate fees billed or payable for services rendered by independent registered public accounting firm for tax advisory, tax retainer and compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including audit services, tax services and other services as described above.

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

On August 21, 2017, our board of directors authorized a share repurchase plan under which the Company may repurchase up to US$30 million of its shares over the next 12 months. For the period from August 25, 2017 to December 12, 2017, we repurchased 1,755,666 ADSs for an aggregate consideration of RMB161.3 million (US$24.5 million) under our share repurchase plan.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2017 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
August (from August 25 to August 31)	488,924	13.3930	488,924	23,451,855
September (from September 1 to September 29)	982,541	14.3769	982,541	9,326,008
November (from November 29 to November 30)	76,496	13.4940	76,496	8,293,768
December (from December 1 to December 12)	207,705	13.3853	207,705	5,513,565

(1)	Each ADS represents one Class A ordinary share.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2017 in 2017. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2017. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Tarena International, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4	Second Amended and Restated Shareholders Agreement dated as of September 6, 2011 among the Registrant and certain shareholders of the Registrant. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.5	Registration Rights Agreement dated as of April 8, 2014 among the Registrant and New Oriental Education & Technology Group Inc. (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 15, 2015)

Exhibit Number	Description of Document

2.6	Registration Rights Agreement dated as of July 17, 2015 among the Registrant and Talent Fortune Investment Limited (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 20, 2016)

4.1	2008 Share Incentive Plan, as amended on November 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.5	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Beijing Tarena (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.6	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.7	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.8	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.9	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.10	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

Exhibit Number	Description of Document

4.11	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.12	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.13	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.14	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.15	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.16	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Shanghai Tarena (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.17	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Shanghai Tarena (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.18	Power of Attorney dated November 25, 2013 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Shanghai Tarena (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.19	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Shaoyun Han and Shanghai Tarena (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.20	Amended and Restated Exclusive Option Agreement dated November 25, 2013 among Tarena, Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.21	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Shaoyun Han in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

Exhibit Number	Description of Document

4.22	Amended and Restated Loan Agreement dated November 25, 2013 between Tarena Tech and Mr. Jianguang Li in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.23	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Shaoyun Han and Shanghai Tarena (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.24	Amended and Restated Share Pledge Agreement dated November 25, 2013 among Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.25	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.26	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Shanghai Tarena (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.27	Power of Attorney dated July 5, 2016 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.28	Power of Attorney dated July 5, 2016 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.29	Second Amended and Restated Exclusive Option Agreement dated July 5, 2016 among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.30	Second Amended and Restated Exclusive Option Agreement dated July 5, 2016 among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.31	Second Amended and Restated Loan Agreement dated July 5, 2016 between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

Exhibit Number	Description of Document

4.32	Second Amended and Restated Loan Agreement dated July 5, 2016 between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.33	Second Amended and Restated Share Pledge Agreement dated July 5, 2016 among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.34	Second Amended and Restated Share Pledge Agreement dated July 5, 2016 among Tarena Tech, Mr. Jianguang Li and Shanghai Tarena (incorporated herein by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.35	Commodity Housing Presale Contract dated May 5, 2016 between Beijing Jingkai-Gongda Investment Management Co., Ltd. and Tarena Technologies Inc. (incorporated herein by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.36	Commodity Housing Presale Contract dated November 5, 2016 between Beijing Jingkai-Gongda Investment Management Co., Ltd. and Tarena Software Technology (Hangzhou) Co., Ltd.(incorporated herein by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of KPMG Huazhen LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tarena International, Inc.

	By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Tarena International, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. and subsidiaries (the Company) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2012.

Beijing, China
April 30, 2018

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2016	2017
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents (including cash of VIEs of RMB630 and RMB294 as of December 31, 2016 and 2017, respectively)		810,672	686,691
Time deposits		416,724	432,536
Accounts receivable, net of allowance for doubtful accounts	3	97,374	216,700
Amounts due from a related party	11	—	231
Prepaid expenses and other current assets	4	126,088	156,360

Total current assets		1,450,858	1,492,518
Time deposits		58,667	505
Accounts receivable, net of allowance for doubtful accounts	3	1,176	14,582
Property and equipment, net (including property and equipment, net of VIEs of RMB3 and nil as of December 31, 2016 and 2017, respectively)	5	437,337	519,691
Goodwill		3,365	3,365
Long term investments, including investment measured at fair value of RMB15,000 and RMB24,750 as of December 31, 2016 and 2017 (including long term investments of VIEs of RMB35,000 and RMB71,250 as of December 31, 2016 and 2017, respectively)	6	41,760	101,920
Other non-current assets (including other non-current assets of VIEs of RMB716 and RMB3,564 as of December 31, 2016 and 2017, respectively)		91,849	150,064

Total assets		2,085,012	2,282,645

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		4,502	11,351
Amounts due to a related party	11	79	—
Income taxes payable (including income taxes payable of VIEs of RMB3,729 and RMB3,052 as of December 31, 2016 and 2017, respectively)	10	91,240	125,971
Deferred revenue		266,061	302,163
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of RMB176 and RMB308 as of December 31, 2016 and 2017, respectively)	7	117,867	184,646

Total current liabilities		479,749	624,131

Other non-current liabilities (including other non-current liabilities of VIEs of RMB267 and RMB267 as of December 31, 2016 and 2017, respectively)		7,043	4,329

Total liabilities		486,792	628,460

Commitments and contingencies	15	—	—

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 48,735,228 and 52,340,176 shares issued, 47,160,248 and 49,009,530 shares outstanding as of December 31, 2016 and 2017, respectively)	12	302	327
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 8,895,249 shares and 7,206,059 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	12	86	74
Treasury shares (1,574,980 and 3,330,646 Class A ordinary shares as of December 31, 2016 and 2017, respectively, at cost)	12	(93,761)	(255,103)
Additional paid-in capital		995,216	1,094,872
Accumulated other comprehensive income		58,204	54,122
Retained earnings		638,173	759,893

Total shareholders’ equity		1,598,220	1,654,185

Total liabilities and shareholders’ equity		2,085,012	2,282,645

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		Year Ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB
Net revenues	8	1,178,008	1,579,604	1,973,806
Cost of revenues(a)		(333,559)	(449,104)	(599,199)

Gross profit		844,449	1,130,500	1,374,607
Selling and marketing expenses(a)		(384,954)	(527,553)	(713,120)
General and administrative expenses(a)		(251,298)	(307,519)	(392,296)
Research and development expenses(a)		(50,515)	(65,594)	(100,032)

Operating income		157,682	229,834	169,159
Interest income		42,732	23,974	21,000
Other income		11,812	15,960	26,702
Loss on foreign currency forward contract	9	—	(12,898)	-
Foreign currency exchange gains (losses)		(29,499)	3,760	(6,284)

Income before income taxes		182,727	260,630	210,577
Income tax expense	10	(3,967)	(18,776)	(25,770)

Net income		178,760	241,854	184,807

Net income attributable to Class A and Class B ordinary shareholders		178,760	241,854	184,807

Basic earnings per Class A and Class B ordinary share	14	3.32	4.35	3.25

Diluted earnings per Class A and Class B ordinary share	14	3.04	4.10	3.10

Net income		178,760	241,854	184,807

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		34,748	22,972	(13,832)
Unrealized holding gains on available-for-sale securities, net of RMB42 and RMB2,818 income taxes for the year 2016 and 2017		—	5,235	26,246
Less: Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB42 and RMB2,818 income taxes for the year 2016 and 2017		—	(235)	(16,496)

Comprehensive income		213,508	269,826	180,725

(a) Includes share-based compensation expense as follows (note 13):

Cost of revenues		(664)	(4,124)	(1,285)
Selling and marketing expenses		(1,959)	(5,496)	(4,863)
General and administrative expenses		(28,274)	(51,154)	(60,491)
Research and development expenses		(2,022)	(7,050)	(10,776)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 (Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares
	Number of Class A Ordinary Shares	Amount	Number of Class B Ordinary Shares	Amount	Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	23,712,758	146	28,733,024	209	—	851,662	(4,516)	271,585	1,119,086
Net income	—	—	—	—	—	—	—	178,760	178,760
Conversion of Class B ordinary shares to Class A ordinary shares	18,158,128	111	(18,158,128)	(111)	—	—	—	—	—
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	3,043,652	19	—	—	—	22,437	—	—	22,456
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	34,748	—	34,748
Share-based compensation	—	—	—	—	—	32,919	—	—	32,919
Purchase of Class A ordinary shares	—	—	—	—	(49,355)	—	—	—	(49,355)
Balance as of December 31, 2015	44,914,538	276	10,574,896	98	(49,355)	907,018	30,232	450,345	1,338,614

Net income	—	—	—	—	—	—	—	241,854	241,854
Conversion of Class B ordinary shares to Class A ordinary shares	1,679,647	12	(1,679,647)	(12)	—	—	—	—	—
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	2,141,043	14	—	—	—	20,374	—	—	20,388
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	22,972	—	22,972
Share-based compensation	—	—	—	—	—	67,824	—	—	67,824
Unrealized holding gains on available-for-sale security, net of RMB42 income taxes	—	—	—	—	—	—	5,235	—	5,235
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB42 income taxes	—	—	—	—	—	—	(235)	—	(235)
Dividends	—	—	—	—	—	—	—	(54,026)	(54,026)
Purchase of Class A ordinary shares	—	—	—	—	(44,406)	—	—	—	(44,406)
Balance as of December 31, 2016	48,735,228	302	8,895,249	86	(93,761)	995,216	58,204	638,173	1,598,220
Net income	—	—	—	—	—	—	—	184,807	184,807
Conversion of Class B ordinary shares to Class A ordinary shares	1,689,190	12	(1,689,190)	(12)	—	—		—	—
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,915,758	13	—	—	—	22,241	—	—	22,254
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	(13,832)	—	(13,832)
Share-based compensation	—	—	—	—	—	77,415	—	—	77,415
Unrealized holding gains on available-for-sale security, net of RMB2,818 income taxes	—	—	—	—	—	—	26,246	—	26,246
Reclassification adjustment for gains on available-for-sale securities realized in net income, net of RMB2,818 income taxes	—	—	—	—	—	—	(16,496)	—	(16,496)
Dividends	—	—	—	—	—	—	—	(63,087)	(63,087)
Purchase of Class A ordinary shares	—	—	—	—	(161,342)	—	—	—	(161,342)
Balance as of December 31, 2017	52,340,176	327	7,206,059	74	(255,103)	1,094,872	54,122	759,893	1,654,185

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Operating activities:
Net income	178,760	241,854	184,807
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	54,981	72,757	100,724
Bad debt expense	63,103	33,605	31,499
Loss on disposal of property and equipment	500	297	917
Deferred income tax benefit	(21,614)	(18,895)	(18,473)
Share based compensation expense	32,919	67,824	77,415
Investment income	—	29	(19,267)
Foreign currency exchange losses (gains), net	29,499	(3,760)	6,471
Changes in operating assets and liabilities, net of effects from acquisition of Hanru Hangzhou
Accounts receivable	(66,901)	22,928	(164,231)
Prepaid expenses and other current assets	(16,713)	(60,362)	(18,712)
Accrued interest income on time deposits	(655)	5,264	1,809
Other non-current assets	(3,757)	(7,071)	(12,432)
Accounts payable	533	(248)	(196)
Amounts due from /(to) a related party	879	(800)	(310)
Income taxes payable	23,287	34,947	34,731
Deferred revenue	46,570	101,439	36,102
Accrued expenses and other current liabilities	27,362	36,781	50,407
Other non-current liabilities	(1,055)	(2,559)	(2,604)

Net cash provided by operating activities	347,698	524,030	288,657

Investing activities:
Purchase of property and equipment	(99,961)	(381,982)	(177,251)
Proceeds from disposal of property and equipment	1,040	358	462
Purchase of short-term investments	(945,000)	(1,937,000)	(1,970,000)
Proceeds from maturity of short-term investments	945,000	1,937,000	1,989,314
Purchase of long-term investments	(24,000)	(12,755)	(50,500)
Payment of long-term investment deposit	—	—	(4,380)
Payment for acquisition of Hanru Hangzhou	(1,000)	(4,360)	—
Cash acquired from acquisition of Hanru Hangzhou	—	148	—
Purchase of time deposits	(639,019)	(421,170)	(509,739)
Proceeds from maturity of time deposits	690,250	678,741	528,999
Issuance of loans to employees	(1,227)	(18,525)	(35,379)
Proceeds from repayment of loans from employees	1,608	3,096	5,352

Net cash used in investing activities	(72,309)	(156,449)	(223,122)

Financing activities:
Amounts received on behalf of a related party	1,432	—	—
Repayment of amounts received on behalf of a related party	(1,432)	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	22,456	20,388	22,254
Payment of dividend	—	(54,026)	(63,087)
Repurchase of treasury shares	(49,355)	(44,406)	(143,389)

Net cash used in financing activities	(26,899)	(78,044)	(184,222)

Changes in cash and cash equivalents	248,490	289,537	(118,687)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	4,413	7,197	(5,294)
Net change in cash, cash equivalents and restricted cash	252,903	296,734	(123,981)

Cash, cash equivalents and restricted cash at beginning of year	261,035	513,938	810,672

Cash, cash equivalents and restricted cash at end of year	513,938	810,672	686,691

Supplemental disclosure of cash flow information:
Income taxes paid	2,246	3,096	9,512
Non-cash investing and financing activities:
Accrual for purchase of equipment	3,685	3,692	10,737
Payable for repurchase of treasury shares	-	-	17,953

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

Tarena International is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Han Shaoyun (“Mr. Han”), the founder and chief executive officer of the Company, and five other individuals. Tarena International is the parent company of a number of wholly-owned subsidiaries that are engaged in professional education services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Shanghai Tarena Software Technology Co., Ltd. (“Shanghai Tarena”)(collectively, the “Tarena Entities”), and their subsidiaries, in order to comply with the PRC laws and regulations which restricted foreign investments in companies that were engaged in education services. Tarena Entities and their subsidiaries were principally engaged in providing professional education services including professional IT training courses in those locations and operated 23 learning centers as of December 31, 2011. Pursuant to the VIE Agreements as described below, Tarena International has effective financial control over Tarena Entities and their initial capital funding was provided by Tarena Technologies Inc., (a wholly-owned subsidiary of Tarena International or the “WOFE”, formerly known as Beijing Tarena Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Tarena Entities and their subsidiaries primarily consisted of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers. Because of change in PRC laws and regulations in 2012 which encourages foreign investments in education services, the Company began to transfer most of the operations, including related assets and liabilities of Tarena Entities and their subsidiaries to the wholly-owned subsidiaries of Tarena International. As of December 31, 2013, all of the learning center operations of Tarena Entities and their subsidiaries have been transferred to other subsidiaries of Tarena International. Beijing Tarena invested in five PRC companies which mainly engaged in provision of educational products and services in 2016 and invested in two more companies with similar business in 2017. The total carrying amount of such investment was RMB35,000 and RMB71,250, respectively, as of December 31, 2016 and 2017.

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

The key terms of the VIE Agreements are as follows:

Loan Agreements: The WOFE provided RMB6,000 loans in aggregate to Tarena Entities’ nominee equity holders for the sole purpose of their contribution of Tarena Entities’ registered capital. The nominee equity holders of Tarena Entities can only repay the loans by transferring all of their legal equity interest in Tarena Entities to the WOFE or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equityholder of Tarena Entities transfers his equity interests in Tarena Entities to Tarena International or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the PRC law. The initial terms of the loans expire in 2026, which can be extended with the written notice of both the WOFE and Tarena Entities before expiration. In March 2017, the Company dissolved Shanghai Tarena and obtained the repayment of RMB1,000 from Shanghai Tarena’s nominee equity holders.

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

Equity Interest Pledge Agreements: Pursuant to the equity interest pledge agreement, Tarena Entities’ nominee equity holders pledged all of their equity interests in Tarena Entities to the WOFE to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to the WOFE. If Tarena Entities or any of Tarena Entities’ nominee equity holders breaches its contractual obligations under the contractual arrangements, the WOFE, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tarena Entities in accordance with legal procedures. The WOFE has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with the relevant local administration for industry and commerce in December 2013 and April 2017 and will remain binding until Tarena Entities and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WOFE to enforce the equity pledge against third parties who acquire the equity interests of Tarena Entities in good faith.

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

The equity interests of Tarena Entities are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of Tarena International. Mr. Han and Mr. Li each holds 66.6% and 0.1% of the total voting rights as of December 31, 2017, respectively, assuming the exercise of all outstanding options held by Mr. Han and Mr. Li as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in Tarena Entities to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are both Tarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Tarena Entities, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with Tarena Entities under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of Tarena Entities and their subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2016 and 2017 are as follows:

	December 31,
	2016	2017
	RMB	RMB
Cash	630	294
Amounts due from related parties	21,650	30,781

Total current assets	22,280	31,075
Property and equipment, net	3	-
Long term investments	35,000	71,250
Other non-current assets	716	3,564

Total assets	57,999	105,889
Income taxes payable	3,729	3,052
Accrued expenses and other current liabilities	176	308
Amounts due to related parties, including amounts due to WOFE for accrued service fees	46,486	78,180

Total current liabilities	50,391	81,540
Other non-current liabilities	267	267

Total liabilities	50,658	81,807

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

The financial performance and cash flows of Tarena Entities and their subsidiaries that were included in the accompanying consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues	177	-	-
Net (loss)/income	(2,415)	(892)	1
Net cash used in operating activities	(2,201)	(2,166)	(841)
Net cash used in investing activities	(18,000)	(11,886)	(29,380)
Net cash provided by financing activities	19,755	13,639	29,885

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

Revenue concentration

A substantial portion of the Company’s total net revenues are generated from Java, Digital Arts and Web Front courses. The percentages of the Company’s total net revenues from Java, Digital Arts and Web Front training courses are as follows:

	Year Ended December 31,
	2015	2016	2017
Digital Arts	32.2%	28.0%	33.6%
Java	28.8%	34.3%	32.8%
Web Front	4.2%	12.7%	6.6%
Total	65.2%	75.0%	73.0%

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

A substantial portion of the Company’s students financed their tuition fees through the loans offered to them by Baidu Small Loan Co., Ltd., RenRenDai, Bank of China Consumer Finance Co., Ltd., CreditEase Business Consulting (Beijing) Co., Ltd., and Shitudai during the three-years period ended December 31, 2017. The Company expects students financed by these companies to continue to represent a substantial portion of its total students in the future. The Company believes other companies could provide similar loans to its students on comparable terms. However, negative factors that adversely affect these companies will have a material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

A substantial portion of the Company’s total net revenues are derived from its business operations in Beijing and Hangzhou. The percentages of the Company’s total net revenues generated from its business operations in Beijing and Hangzhou are as follows:

	Year Ended December 31,
	2015	2016	2017
Hangzhou	33.0%	31.9%	30.0%
Beijing	12.3%	12.4%	13.0%
Total	45.3%	44.3%	43.0%

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

Cash, cash equivalents and time deposits maintained at banks consist of the following:

	December 31,
	2016	2017
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	867,811	910,804
US dollar denominated bank deposits with a financial institutions in the PRC	152,792	135,686
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	3,535	4,387
HK dollar denominated bank deposits with a financial institution in HK SAR	1	1
RMB denominated bank deposits with a financial institution in HK SAR	3	21
US dollar denominated bank deposits with financial institutions in the U.S.	261,913	68,795

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR and the U.S. with acceptable credit rating.

(e)	Short-term investment

During the years ended December 31, 2015, 2016 and 2017, the Company invested RMB945,000, RMB1,937,000 and RMB1,970,000, respectively, in financial products managed by three financial institutions in the PRC. The terms of the financial products range between 14 days and 91 days. The financial products matured before December 31, 2016 and 2017, respectively. The Company earned investment income of RMB5,961, RMB12,676 and RMB19,314, respectively on the financial products, which was included in other income in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017.

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

The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. No events or circumstances indicating a potential impairment were identified as of or for the year ended December 31, 2016 and 2017. The Company determines that it is not practicable to estimate fair value of a cost method investments as of December 31, 2016 and 2017, because the sales prices or bid-and-asked quotations of the equity interests of these entities are not currently available and the cost of obtaining an independent valuation appears excessive considering the materiality of the investments to the Company.

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

A decline in the market value of any available-for-sale investments below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the financial product, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

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

Loan referral service revenue

In 2016, pursuant to the agreements between the Company and a number of financial service providers, the Company promotes loan products of these financial service providers to its students, who need financial assistance for the payment of their tuition fees, in exchange for a referral fee at a rate of between 4% to 8% of the principal amount of the loans. The Company does not provide guarantee for the loans, which are between the financial service providers and its students. Loan referral service revenue is recognized upon the initiation of the loans.

(k)	Cost of revenues

Cost of revenues consists of payroll and employee benefits, rent expenses of learning centers, depreciation relating to property and equipment used for operating the learning centers, and other operating costs that are directly attributed to the provision of training services.

(l)	Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were RMB151,533, RMB201,298 and RMB237,340 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. Government grants of RMB5,851, RMB3,199 and RMB7,435 were recognized and included in other income for the years ended December 31, 2015, 2016 and 2017, respectively.

(o)	Research and development expense

Research and development costs are expensed as incurred.

(p)	Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 24.3% to 53.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2015, 2016, and 2017, the costs of the Company’s obligations to the defined contribution plans amounted to RMB69,370, RMB85,325, and RMB117,798, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

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

Diluted earnings per share is calculated by dividing net income attributable to Tarena International’s Class A and Class B ordinary shareholders as adjusted for the effect of dilutive Class A and Class B ordinary share equivalents, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary share equivalents outstanding during the year. Class A and Class B ordinary share equivalents include the Class A and Class B ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted earnings per Class A and Class B ordinary share if the impact is anti-dilutive.

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

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from a related party, accounts payable, amounts due to a related party, accrued expenses and other current liabilities as of December 31, 2016 and 2017 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2016 and 2017 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits as of December 31, 2016 and 2017 are categorized as Level 2 measurement.

Available-for-sale investment as of December 31, 2017 is valued using a discounted cash flow analysis and is categorized as Level 3 measurement.

(x)	Recently issued accounting standards

The Financial Reporting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In 2016, the FASB issued further guidance that offers narrow scope improvements and clarifies certain implementation issues related to revenue recognition, including principal versus agent considerations, the identification of performance obligations and licensing. These additional updates have the same effective date as the new revenue guidance. The new standard and its related amendments are collectively known as “ASC 606”. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Company adopted the new revenue standard beginning January 1, 2018.

The new standard allows two methods of adoption: (i) full retrospective method and (ii) modified retrospective method. The Company adopted ASC 606 as of January 1, 2018 using the modified retrospective transition method, and will recognize the cumulative effect of adopting this guidance as an adjustment to the opening balance of accumulated retained earnings. Prior periods will not be retrospectively adjusted.

The Company used portfolios historical data to perform its analysis and calculated the cumulative effect of the new guidance. This approach was applied by adopting a five step model to all open contracts as of December 31, 2017. The Company has substantially completed its evaluation and has initially concluded that there is no impact on the retained earnings as of January 1, 2018.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards (continued)

Under ASC 605, all contract acquisition related costs are recorded in the income statement as incurred. The new standard requires certain incremental contract acquisition costs to be capitalized and amortized over the period of the associated revenue. The Company elects to apply practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. As a result, contract acquisition costs will be expensed when incurred which is the same as the Company’s current accounting policy. The impact of the incremental costs of obtaining a contract will be immaterial.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. The new standard requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. The Company plans to make a policy election that will keep leases with an initial term of 12 months or less off the balance sheet and will result in recognizing those lease payments in the consolidated statements of operations on a straight-line basis over the lease term. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financing or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, ASU 2016-02 will require both types of leases to be recognized on the balance sheet. As a result, lessees will be required to put most leases on their balance sheets while recognizing expense on their income statements in a manner similar to current accounting. In addition, this guidance requires disclosures about the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 specifies a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements and that the new and enhanced disclosures be provided for each period presented (including comparative periods). On March 7, 2018, the FASB affirmed its proposed ASU, Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which the entity adopts the new lease requirements would continue to be in accordance with current GAAP, including disclosures. The new standard will be effective for the Company starting from January 1, 2019. The Company continues to evaluate the impact that the adoption of this ASU will have on its consolidated financial statements and disclosures, including the effect of certain optional practical expedients permitted under the transition guidance. Based on the assessment to date, the Company expects the adoption of ASU 2016-02 will result in a significant increase in lease-related assets and liabilities on its consolidated balance sheets. The ultimate impact of adopting the new standard will depend on the Company’s lease portfolio as of the adoption date.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, to simplify the accounting for employee share-based payment transactions, including the income tax consequences, classification of excess tax benefits on the statement of cash flows, introduction of accounting policy election on forfeitures, and the change of the threshold of share withholding by the employer for settlement of employees' tax without causing the award to be classified as a liability. The Company has adopted ASU 2016-09 in its financials as of December 31, 2017 and has elected to continue estimating forfeitures each period. Additionally, the statement of cash flows classification of prior financial years has not changed as a result of adoption.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards(continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company will adopt this new standard starting January 1, 2018. The adoption of this ASU will not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of a goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, or ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. However, equity investments without readily determinable fair values can either be measured at fair value or use a measurement alternative which adjusts cost for changes in observable prices minus impairment. ASU 2016-01 requires separate presentation of financial assets and liabilities by category and form. ASU 2016-01 is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. To further clarify ASU 2016-01, the FASB issued Accounting Standards Update No. 2018-03, Technical Corrections and Improvements to Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, or ASU 2018-03, in February 2018. ASU 2018-03 requires application of a prospective transition approach only for those equity investments for which the new measurement alternative is being applied. Additionally, if an entity voluntarily discontinues using the measurement alternative, the investment and all identical or similar investments of the same issuer must be measured at fair value. Public business entities with fiscal years beginning between December 15, 2017, and June 15, 2018, are not required to adopt these amendments until the interim period beginning after June 15, 2018. Early adoption is permitted. The Company currently holds equity investments without readily determinable fair values that are accounted for under the cost method. The Company believes that the carrying amounts of cost-method investments are close to fair value. Therefore, the Company does not expect this standard to have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company does not expect this standard to have a material impact on its consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2016	2017
	RMB	RMB
Accounts receivable:
Gross	214,142	354,057
Unearned interest	(15,130)	(24,544)
Total accounts receivable	199,012	329,513
Less: allowance for doubtful accounts	(100,462)	(98,231)
Accounts receivable, net	98,550	231,282

The classification of accounts receivable is as follows:

	December 31,
	2016	2017
	RMB	RMB
Accounts receivable, net – current portion	97,374	216,700
Accounts receivable, net – non-current portion	1,176	14,582
Total accounts receivable, net	98,550	231,282

The movements of the allowance for doubtful accounts are as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at the beginning of the year	35,347	66,857	100,462
Additions charged to bad debt expense	63,103	33,605	31,499
Write-off of bad debt allowance	(31,593)	-	(33,730)
Balance at the end of the year	66,857	100,462	98,231

The aging analysis of our accounts receivable based on due date is as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Aging:
– current	78,276	130,551
– 1-3 months past due	15,306	96,307
– 4-6 months past due	10,846	19,861
– 7-12 months past due	22,748	13,741
– greater than one year past due	71,836	69,053
Total accounts receivable	199,012	329,513

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2016	2017
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid rental expenses		25,038	43,283
Interest receivable from time deposits		5,945	12,495
Prepaid advertising deposits		11,875	12,325
Prepaid advertising expenses		14,193	26,393
Prepaid value-added tax		50,587	28,616
Housing loans made to employees	(a)	4,968	11,859
Staff advances	(b)	1,404	2,136
Others	(c)	12,078	19,253
Total prepaid expenses and other current assets		126,088	156,360

(a)	The Company provides one-year housing loans to the employees to help them finance their purchase of apartments. Starting from 2016, the Company also began to provide five-year loans to the employees, which amounted to RMB12,751 and RMB16,814 in 2016 and 2017 respectively. These loans provided to employees were recognized in investing activities in the statements of cash flows. As of December 31, 2016 and 2017, the balance of the five-year loans to the employees were RMB 12,751 and RMB 29,565 respectively, and were included in other non-current assets.
(b)	Staff advances are provided to staff for traveling and related expenses and are expensed when incurred.
(c)	Others mainly represent other deposits, professional fees and other miscellaneous prepaid expenses.

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2016	2017
	RMB	RMB
Office buildings	281,541	288,046
Furniture	18,078	29,405
Office equipment	271,862	362,254
Leasehold improvements	64,383	100,577
Total property and equipment	635,864	780,282
Less: accumulated depreciation	(198,527)	(260,591)
Property and equipment, net	437,337	519,691

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Cost of revenues	48,553	61,967	85,887
Selling and marketing expenses	2,694	3,226	5,313
General and administrative expenses	3,031	6,455	8,064
Research and development expenses	703	1,109	1,460
Total	54,981	72,757	100,724

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

6	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

		December 31,
		2016	2017
		RMB	RMB
Cost method investments
A company providing mechanic training	(a)	12,000	12,000
A company providing intelligent robot products	(b)	-	24,000
A company providing information sharing IT platform	(c)	-	22,500
Other cost method investments	(d)	14,000	18,000
Total cost method investments		26,000	76,500
Equity method investment	(e)	760	670
Available-for-sale investment	(f)	15,000	24,750
Total		41,760	101,920

(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanics in vehicle maintenance and repair.

(b)	In May 2017, the Company paid RMB24,000 in cash to acquire 6% of the total equity interest in a company, which provides intelligent robot products.
(c)	In July 2017, the Company paid RMB22,500 in cash to acquire 15% of the total equity interest in a company, which provides an information sharing IT platform.
(d)

During the years ended December 31, 2016 and December 31, 2017, the Company acquired minority equity interest in several third-party companies. The Company accounts for these investments under the cost method as the Company has no ability to exercise significant influence over the investees.

(e)

In October 2016, the Company paid RMB790 in cash to acquire 28.5% of equity interest of a hockey program management company through investment in its common shares and accounts for the investment using the equity method.

(f)	In October 2016, the Company paid RMB10,000 in cash to acquire 13.9% equity interest in a private company, which provides employment course trainings and recruitment services. Because the investment terms contain both substantive liquidation preference over common stock and substantive redemption provision that is not available to common shareholders, the investment is not substantially similar to common stock. In addition, since the investment is redeemable at the option of the Company, the investment qualifies as a debt security. The Company recorded the investment as available-for-sale investment and recorded an increase of RMB5,000 and RMB9,750 in fair value of the investment with nil income tax effect in 2016 and 2017, respectively, as a component of other comprehensive income. Due to a new private placement by the investee, the Company owns 11.25% of equity interest in this company as of December 31, 2017.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

7	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2016	2017
	RMB	RMB
VAT and other tax payables	29,995	31,623
Accrued payroll and employee benefits	59,512	88,713
Others	28,360	64,310
Total	117,867	184,646

Others payable mainly related to repurchase of treasury shares, current deferred income under American Depositary Receipt program, accrual for employee reimbursement, rental expenses and other miscellaneous expenses.

8	NET REVENUES

Net revenues consist of the following:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Tuition fee	1,174,596	1,545,680	1,909,692
Certification service fee	27,466	35,980	50,638
Loan referral service fee	-	8,750	30,803
Others	1,136	1,875	2,821
Business taxes and surcharges	(25,190)	(12,681)	(20,148)
Total net revenues	1,178,008	1,579,604	1,973,806

Others mainly include franchise fee and miscellaneous revenues.

9	LOSS ON FOREIGN CURRENCY FORWARD CONTRACT

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

Under the current laws of the Cayman Islands, Tarena International is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2017 Tarena HK did not have any assessable profits arising in or derived from HK SAR. Tarena International’s PRC subsidiaries and consolidated VIEs and the subsidiaries of the VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

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

One of the Chinese subsidiaries of the Company was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero. As a result, its income tax rates for the years ended December 31, 2015, 2016 and 2017 were nil, 12.5% and 12.5%, respectively.

In 2016, another Chinese subsidiary of the Company was qualified as an eligible software enterprise, and was entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero. As a result, the income tax rate of this Chinese subsidiary for the years ended December 31, 2016 and 2017 was nil.

Certain Tarena International’s subsidiaries and branches in China qualified as “Small Profit Enterprises” in 2015, 2016 and 2017, and therefore are subject to the preferential income tax rate of 20%.

In 2017, one of the Chinese subsidiaries of the Company was established and qualified to be entitled to a tax holiday until the end of year 2020. As a result, the income tax rate of this Chinese subsidiary for the year ended December 31, 2017 was nil.

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

10	INCOME TAXES(CONTINUED)

The components of income before income taxes are as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
PRC	200,789	272,745	212,227
Hong Kong	(1,908)	(573)	(2,415)
Cayman Islands	(16,154)	(11,542)	765
Total income before income taxes	182,727	260,630	210,577

Income tax expense consists of the following:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current income tax expense	25,581	37,671	44,243
Deferred income tax benefit	(21,614)	(18,895)	(18,473)
Total	3,967	18,776	25,770

The actual income tax expense reported in the consolidated statements of comprehensive income for each of the years ended December 31, 2015, 2016 and 2017 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2015	2016	2017
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Cayman and HK entities not subject to income taxes	2.5%	1.2%	0.2%
Research and development bonus deduction	(3.3%)	(2.7%)	(5.6%)
Non-deductible selling, general and administrative expenses
Share based compensation	4.5%	6.5%	9.2%
Other non-deductible selling, general and administrative expenses	0.6%	0.1%	0.1%
ANTE preferential tax rate	0.1%	(0.7%)	(0.2%)
One of the subsidiaries preferential tax rate	0.7%	0.5%	(3.0%)
Change in valuation allowance	3.1%	2.5%	5.0%
Two of the subsidiaries tax holiday	(31.1%)	(25.2%)	(18.1%)
One of the subsidiaries tax holiday	-	-	(0.3%)
Others	0.1%	0.0%	(0.1%)
Actual income tax expense	2.2%	7.2%	12.2%

Basic per Class A ordinary share and Class B ordinary share effect of the Company’s tax holiday for the year ended December 31, 2015, 2016 and 2017 was RMB1.06, RMB1.18 and RMB 0.68, respectively. Diluted per Class A ordinary share and Class B ordinary share effect of the Company’s tax holiday for the year ended December 31, 2015, 2016 and 2017 was RMB0.97, RMB1.11 and RMB 0.65, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10	INCOME TAXES (CONTINUED)

The principal components of deferred income tax assets are as follows:

	December 31,
	2016	2017
	RMB	RMB
Deferred income tax assets:
Accounts receivable	47,126	58,421
Tax loss carry forwards	9,984	21,601
Advertising expense	23,401	29,160
Accrued expenses and other current liabilities	123	364
Total deferred income tax assets	80,634	109,546
Valuation allowance	(26,507)	(36,946)
Deferred income tax assets, net	54,127	72,600

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at the beginning of the year	14,362	20,115	26,507
Additions of valuation allowance	9,069	13,076	15,868
Reduction of valuation allowance	(3,316)	(6,684)	(5,429)
Balance at the end of the year	20,115	26,507	36,946

The valuation allowance as of December 31, 2016 and 2017 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2017, the Company had tax losses carryforwards of RMB 86,405. Tax losses of RMB227, RMB10,774, RMB6,072, RMB16,225, and RMB53,107 will expire, if unused, by 2018, 2019, 2020, 2021, and 2022, respectively.

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

Due to the plan to indefinitely reinvest its earnings in the PRC, the Company has not provided for deferred income tax liabilities on undistributed earnings of RMB937,735 and RMB1,245,786 as of December 31, 2016, and 2017, respectively. It is not practicable to estimate the unrecognized deferred income tax liabilities thereof.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10	INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of year	36,921	53,404	69,822
Increase related to current year tax positions	51,050	66,122	87,838
Settlement	(34,567)	(49,704)	(66,122)
Balance at end of year	53,404	69,822	91,538

RMB49,198, RMB69,263 and RMB89,265 of unrecognized tax benefits as of December 31, 2015, 2016 and 2017, if recognized, would affect the effective tax rate. No interest and penalty expenses were recorded for the years ended December 31, 2015, 2016 or 2017. RMB42,489, RMB62,665, and RMB77,802 of unrecognized tax benefits as of December 31, 2015, 2016, and 2017 were included in income taxes payable. RMB3,700, RMB3,700 and RMB3,700 of unrecognized tax benefits as of December 31, 2015, 2016, and 2017 were included in other non-current liabilities. The remaining RMB7,215, RMB3,457, and RMB10,036 unrecognized tax benefit as of December 31, 2015, 2016, and 2017, respectively were presented as a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law. The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. Management believes that it is reasonably possible that RMB87,838 unrecognized tax benefits as of December 31, 2017 will be recognized in the next twelve months as a result of such revenue being reported in the income tax filing during the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2012 to 2017 are open to examination by the PRC tax authorities.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015, 2016, and 2017, the Company entered into related party transactions with Mr. Han, Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”), which is wholly owned by Mr. Han, and Precise Advance Limited (“Precise”), which is owned by an executive of the Company’s shareholder. The significant related party transactions are summarized as follows:

		Year Ended December 31,
		2015	2016	2017
		RMB	RMB	RMB
Transactions with Chuanbang
Cash collection service fee	(a)	2,053	6,445	3,230
Transactions with others
Advances from Precise	(b)	(1,432)	—	—
Repayment of advances from Precise	(b)	1,432	—	—

Notes:

(a)	Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 2%~12% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to financial institutions in the PRC. The cash collection service fee which is included in general and administrative expenses in the consolidated statement of comprehensive income was RMB2,053, RMB6,445, and RMB3,230 for the years ended December 31, 2015, 2016 and 2017, respectively.

There was a receivable balance of RMB447 resulted from being a guarantor of historical student loans as of December 31, 2016 and December 31, 2017. There was no new transactions occurred during 2015, 2016 and 2017 as the guarantee business was terminated before the year of 2015.

There was a payable balance of RMB526 and RMB216 resulted from Chuanbang’s cash collection services mentioned above as of December 31, 2016 and December 31, 2017.

The amount due to Chuanbang as of December 31, 2016 was RMB79, which has been fully paid by March 31, 2017. The amount due from Chuanbang as of December 31, 2017 was RMB231.

(b)	In September 2015, Precise, which is owned by an executive of Kohlberg Kravis Roberts & Co. L.P (“KKR”), a shareholder of the Company, provided cash advances in the amount of RMB1,432 to the Company in order to fund its share repurchase plan. The Company has fully repaid the advances in October 2015.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12	ORDINARY SHARES AND STATUTORY RESERVE

(a)	Ordinary shares

As of December 31, 2014, 860,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares had been authorized, 52,445,782 ordinary shares had been issued and outstanding, of which 23,712,758 were Class A ordinary shares and 28,733,024 were Class B ordinary shares

From January 1, 2015 to December 31, 2015, a total of 18,158,128 Class B ordinary shares were converted to Class A ordinary shares. 3,043,652 Class A ordinary shares were issued upon exercise of share options and vesting of non-vested shares. From January 1, 2016 to December 31, 2016, a total of 1,679,647 Class B ordinary shares were converted to Class A ordinary shares. 2,141,043 Class A ordinary shares were issued upon exercise of share options and vesting of non-vested shares. From January 1, 2017 to December 31, 2017, a total of 1,689,190 Class B ordinary shares were converted into Class A ordinary shares. 1,915,758 Class A ordinary shares were issued upon exercise of share options and vesting of non-vested shares.

As of December 31, 2017, 860,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares have been authorized, 52,340,176 and 49,009,530 Class A ordinary shares have been issued and outstanding, respectively, and 7,206,059 Class B ordinary shares have been issued and outstanding.

(b)	Treasury shares

On August 20, 2015, the board of directors of the Company authorized a share repurchase plan under which the Company may repurchase up to RMB 133,556 of its ordinary shares over the next 12 months. The Company repurchased 926,113 ordinary shares on the open market with consideration of approximately RMB49,355 for the year ended December 31, 2015. For the year ended December 31, 2016, 648,867 ordinary shares were repurchased on the open market in the amount of RMB44,406.

In the second quarter of 2017, the board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$30 million of its shares over the next 12 months. For the year ended December 31, 2017, 1,755,666 ordinary shares were repurchased on the open market in the amount of RMB161,342.

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

For the years ended December 31, 2015, 2016 and 2017, the PRC Entities made appropriations to the statutory reserves of RMB36,524, RMB40,491 and RMB38,563, respectively. As of December 31, 2016 and 2017, the accumulated balance of the statutory reserves was MB74,752, RMB115,243 and RMB153,806, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12	ORDINARY SHARES AND STATUTORY RESERVE(CONTINUED)

(d)	Dividend

On March 7, 2016, the Company’s board of directors approved to declare a cash dividend of US$0.15 per ordinary share to shareholders as of the close of trading on April 6, 2016. The aggregate amount of cash dividends was approximately RMB54,026, which was paid in May 2016.

On February 28, 2017, the Company’s board of directors approved to declare a cash dividend of US$0.16 per ordinary share to shareholders as of the close of trading on March 27, 2017. The aggregate amount of cash dividends was approximately RMB63,087, which was paid in May 2017.

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

During the year ended December 31, 2017, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 682,435 ordinary shares of Tarena International at exercise prices ranging from US$0.058 to US$4.36 per share. These options vest over a period ranging between 0.17 year and 4 years. The options have a contractual term of ten years.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

A summary of share options activity for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2014	8,038,950	1.44
Granted	615,624	3.38
Exercised	(3,015,872)	1.20
Forfeited	(56,926)	3.33
Expired	—	—
Outstanding at December 31, 2015	5,581,776	1.77	5.68	48,412
Granted	1,115,807	1.90
Exercised	(2,106,043)	1.46
Forfeited	(263,671)	2.98
Expired	—	—
Outstanding at December 31, 2016	4,327,869	1.88	5.84	56,743
Granted	682,435	0.88
Exercised	(1,898,391)	1.74
Forfeited	(100,279)	3.21
Expired	—	—
Outstanding at December 31, 2017	3,011,634	1.70	5.83	40,031
Vested and expected to vest as of December 31, 2017	2,716,474	1.57	5.61	36,454
Exercisable as of December 31, 2017	1,724,139	1.15	4.30	23,860

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017were RMB235,831, RMB141,040 and RMB210,265, respectively.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
Expected volatility	62.3%-70.9%	63.5%-68.8%	63.7%-67.8%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.0	2.0	2.0
Risk-free interest rate per annum	2.68%-2.99%	2.15%-3.18%	2.88%-3.22%
The fair value of underlying ordinary shares (per share)	US$9.28-US$12.85	US$9.99-US$16.54	US$14.27-US$19.03

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

The expected volatility was based on the historical volatilities of the Company and comparable publicly traded companies engaged in the similar industry.

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

The fair values of the options granted for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Year Ended December 31,
	2015	2016	2017
	US$	US$	US$
Weighted average grant date fair value of option per share	9.16	10.17	15.99
Aggregate grant date fair value of options	5,641	11,352	10,915

As of December 31, 2017, there was approximately RMB 59,273 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.72 years.

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

On February 28, 2017, the board of directors of Tarena International approved the grant of 700 non-vested shares to 7 employees. One hundred percent of the non-vested shares shall vest immediately on the grant date. On April 3, 2017, the board of directors of Tarena International approved the grant of 13,335 non-vested shares to three independent directors, 25% of which vest at the end of every quarter within one year. On February 28, 2017, the board of directors of Tarena International approved the grant of 28,475 and 87,325 non-vested shares to employees, of which the vest period is eight and nine years, respectively. Grantees of non-vested shares have no voting rights or dividend rights with respect to shares that have not been vested.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares (continued)

A summary of the non-vested shares activity under the 2014 Share Plan is summarized as follows:

	Number of Non- vested Shares	Weighted Average Grant Date Fair Value
		US$

Outstanding as of December 31, 2014	27,780	9.06
Granted	25,000	9.63
Vested	(27,780)	9.06
Forfeited	-	-
Outstanding as of December 31, 2015	25,000	9.63
Granted	20,000	10.82
Vested	(35,000)	9.97
Forfeited	-	-
Outstanding as of December 31, 2016	10,000	10.82
Granted	129,835	14.93
Vested	(17,367)	14.08
Forfeited	(15,701)	14.47
Outstanding as of December 31, 2017	106,767	14.75

As of December 31, 2017, there was approximately RMB6,845 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 7.46 years. The total fair value of shares vested during the year ended December 31, 2016 and 2017 was RMB2,316 and RMB1,652 respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net income attributable to Class A and Class B ordinary shareholders	178,760	241,854	184,807
Net income for basic and diluted earnings per share	178,760	241,854	184,807
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	53,767,810	55,540,670	56,849,332
Dilutive effect of outstanding share options	4,983,046	3,464,591	2,749,379
Denominator for diluted earnings per share	58,750,856	59,005,261	59,598,711
Basic earnings per Class A and Class B ordinary share	3.32	4.35	3.25
Diluted earnings per Class A and Class B ordinary share	3.04	4.10	3.10

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

15	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2017 were as follows. The Company’s leases do not contain any contingent rent payment terms.

RMB
Year ending December 31,
2018	166,291
2019	163,956
2020	114,695
2021	71,122
2022	46,378
2023 and thereafter	48,108
Total	610,550

Gross rent expenses incurred under operating leases were RMB108,992, RMB136,076 and RMB181,352 for the years ended December 31, 2015, 2016, and 2017, respectively. Sublease rental income of RMB382, RMB460, and RMB632 for the years ended December 31, 2015, 2016, and 2017, respectively, were recognized as reductions of gross rental expenses.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets

	December 31,
	2016	2017
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	43,770	17,658
Time deposits	242,795	65,342
Prepaid expenses and other current assets	1,855	970
Total current assets	288,420	83,970
Investments and loans to subsidiaries	1,316,552	1,595,299
Total assets	1,604,972	1,679,269
LIABILITIESAND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	3,409	24,454	(1)
Total current liabilities	3,409	24,454
Other non-current liabilities	3,343	630
Total liabilities	6,752	25,084

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value,860,000,000 shares authorized, 48,735,228 and 52,340,176 shares issued, 47,160,248 and 49,009,530 shares outstanding as of December 31, 2016 and 2017, respectively)	302	327
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 8,895,249 shares and 7,206,059 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	86	74
Treasury shares (1,574,980 and 3,330,646 class A ordinary shares as of December 31, 2016 and 2017, respectively, at cost)	(93,761)	(255,103)
Additional paid-in capital	995,216	1,094,872
Accumulated other comprehensive income	58,204	54,122
Retained earnings	638,173	759,893
Total shareholders’ equity	1,598,220	1,654,185
Total liabilities and shareholders’ equity	1,604,972	1,679,269

(1)	Mainly related to repurchase of treasury shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
General and administrative expenses	(4,241)	(4,477)	(5,218)
Operating loss	(4,241)	(4,477)	(5,218)
Equity in income of subsidiaries	194,914	253,396	184,042
Foreign currency exchange losses	(31,923)	(4,753)	(422)
Interest income	17,610	8,027	2,327
Loss on foreign currency forward contract	—	(12,898)	—
Other income	2,400	2,559	4,078
Income before income taxes	178,760	241,854	184,807
Income tax expense	—	—	—
Net income	178,760	241,854	184,807
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income tax	34,748	22,972	(13,832)
Unrealized holding gains on available for sale securities, net of RMB42 and RMB2,818 income taxes for the year 2016 and 2017	—	5,235	26,246
Less: Reclassification adjustment for gains on available for sale securities realized in net income, net of RMB42 and RMB2,818 income taxes for the year 2016 and 2017	—	(235)	(16,496)
Comprehensive income	213,508	269,826	180,725

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Operating activities:
Net cash provided by (used in) operating activities	9,770	(10,272)	(17,594)
Investing activities:
Purchase of time deposits	(588,426)	(298,688)	(196,771)
Proceeds from maturity of time deposits	603,501	620,607	363,533
Investments made to subsidiaries	—	(198,137)	—
Foreign currency exchange losses	—	—	10,691
Net cash provided by investing activities	15,075	123,782	177,453
Financing activities:

Advances from a related party	1,432	—	—
Repayment of advances from a related party	(1,432)	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	22,456	20,388	22,254
Payment of dividends	—	(54,026)	(63,087)
Repurchase of treasury shares	(49,355)	(44,406)	(143,389)

Net cash used in financing activities	(26,899)	(78,044)	(184,222)
Changes in cash and cash equivalents	(2,054)	35,466	(24,363)
Effect of foreign currency exchange rate changes on cash and cash equivalents	398	2,029	(1,749)
Net increase (decrease) in cash and cash equivalents	(1,656)	37,495	(26,112)
Cash and cash equivalents at beginning of year	7,931	6,275	43,770
Cash and cash equivalents at end of year	6,275	43,770	17,658
Non-cash financing activities:
Payable for repurchase of treasury shares	-	-	17,953

17	SUBSEQUENT EVENTS

On February 27, 2018, the Company acquired 100% of equity interest of Wuhan Haoxiaozi Robot Technology Co., Ltd, ("RTEC"), which provides K-12 robotics programming education services in China. The total consideration was RMB58,200 in cash. The transaction will be accounted for as a business combination. Given the recent timing of the transaction and pending completion of the valuations for identifiable net assets acquired and liabilities assumed, at the time these financial statements were authorized for issuance, the initial accounting for the business combination is incomplete. Accordingly, not all relevant disclosures are available for the business combination.

On January 15, 2018, the Company acquired 20% of equity interest of a company providing IT consulting services, programming outsourcing, and IT professional recruiting services in China. The total consideration was RMB14,000 in cash. The transaction will be accounted for as an equity-method investment.

On March 5, 2018, the Company announced that its board of directors approved and declared a cash dividend of US$0.12 per ordinary share, including both Class A ordinary shares and Class B ordinary shares. The Company expects that the aggregate amount of the dividend will not exceed US$7.1 million. Holders of Tarena’s ADS, each representing one Class A ordinary share, are accordingly entitled to the cash dividend of US$0.12 per ADS. The cash dividend will be paid on or about June 9, 2018 to shareholders of record as of the close of business on April 5, 2018.

