Form 20-F
period 2018-12-31
Tarena International, Inc.
filed 2020-04-24
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from ___________ to ___________

Commission file number: 001-36363

Tarena International, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

6/F, No. 1 Andingmenwai Street, Lychee Plaza,

Chaoyang District, Beijing 100011,

People’s Republic of China

(Address of principal executive offices)

1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Wing Kee Lau, Chief Financial Officer

E-mail: liuyongji@tedu.cn

6/F, No. 1 Andingmenwai Street, Lychee Plaza,

Chaoyang District, Beijing 100011,

People’s Republic of China

Telephone: +86 139 0119 2404

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each	TEDU	The NASDAQ Stock Market LLC
representing one Class A ordinary share,		(The NASDAQ Global Select Market)
par value US$0.001 per share
Class A ordinary shares,		The NASDAQ Stock Market LLC
par value US$0.001 per share		(The NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2018, there were 53,079,496 ordinary shares outstanding, par value $0.001 per share, being the sum of 45,873,437 Class A ordinary shares (excluding 907,626 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
☐ Yes ☐ No

i

 EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 have been audited by Marcum Bernstein & Pinchuk LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.” Our consolidated financial statements for the years ended December 31, 2014, 2015, 2016 and 2017 included in this annual report have been restated. Our consolidated financial statements for the years ended December 31, 2014 and 2015 not included in this annual report have also been restated. Our previously issued consolidated financial statements (and the related audit opinion) included in our annual reports on Form 20-F for the years ended December 31, 2016 and 2017 should not be relied upon. The restatement (the “Restatement”) of our financial statements as of and for the years ended December 31, 2014, 2015, 2016 and 2017 has resulted in certain changes to the Company’s consolidated financial statements previously issued. For more information on the effects of the restatement of our financial statements as of and for the years ended December 31, 2016 and 2017, see note 3 to the Company’s consolidated financial statements included in this annual report.

We have not amended, and we do not intend to amend, our previously filed annual reports on Form 20-F or our quarterly financial statements attached as exhibits to our current reports on Form 6-K previously furnished to the United States Securities and Exchange Commission (the “SEC”). The financial information included in reports previously filed or furnished by us in the years from 2014 to 2018 is superseded by the applicable information in this annual report.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “Tarena” refer to Tarena International, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our variable interest entity;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;
•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
•	“K-12” refers to the year before the first grade through the last year of high school;
•	“IT” refers to information technology;
•	“STEAM education” refers to science, technology, engineering, arts, and mathematics education;
•	“student enrollments” for a certain period refers to, for adult education, the total number of courses enrolled in by students during that period, including multiple courses enrolled in by the same student; for K-12 education, the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period;
•	“variable interest entity,” or “VIE,” refers to Beijing Tarena Jinqiao Technology Co., Ltd., which is a domestic PRC company in which we do not have any equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and Tarena International, Inc. is the primary beneficiary of, such company. As the context may require, “variable interest entities” or “VIEs” may also include Shanghai Tarena Software Technology Co., Ltd., which used to be a variable interest entity consolidated by us but was wound up in December 2016; and

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2018 (except the cash dividend which is translated at the rate on the exercise date). The exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of April 17, 2020 was RMB7.0711 to US$1.00.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;
•	our expectations regarding demand for and market acceptance of our courses;
•	our ability to retain and increase our course and student enrollments;
•	our ability to maintain and increase the utilization rate of our learning centers;
•	our ability to offer new courses in existing and new subject areas;
•	our ability to replicate the success and growth of our adult education services to the K-12 education market;
•	our ability to maintain and increase the tuition fees of our courses;
•	our ability to deepen and expand our corporate employer relationships;
•	our ability to maintain our relationships with universities and colleges;
•	our future business development, results of operations and financial condition;
•	the expected growth of, and trends in, the markets for our services in China;
•	relevant government policies and regulations relating to our corporate structure, business and industry; and
•	assumptions underlying or related to any of the foregoing.

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

A.       Selected Financial Data

The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our unaudited consolidated financial statements which are not included in this annual report and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the years presented. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB
	(Unaudited and restated)	(Unaudited and restated)	(Restated)	(Restated)
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	712,328	1,100,242	1,520,035	1,753,695	2,085,371
Cost of revenues(1)	(240,483)	(332,262)	(443,467)	(592,946)	(918,549)
Gross profit	471,845	767,980	1,076,568	1,160,749	1,166,822
Selling and marketing expenses(1)	(261,417)	(384,573)	(524,077)	(707,157)	(1,047,632)
General and administrative expenses(1)	(209,091)	(186,863)	(264,445)	(354,832)	(546,568)
Research and development expenses(1)	(33,453)	(50,515)	(65,594)	(100,032)	(167,254)
Operating income/(loss)	(32,116)	146,029	222,452	(1,272)	(594,632)
Interest income	25,118	36,155	25,065	16,097	26,200
Other income (loss)	14,568	11,812	15,960	16,702	(33,583)
Loss on foreign currency forward contract	—	—	(12,898)	—	—
Foreign currency exchange gains (loss)	7,343	(29,499)	3,760	(6,284)	4,951
Income/(loss) before income taxes	14,913	164,497	254,339	25,243	(597,064)
Net income/(loss)	3,679	157,692	226,120	(147)	(592,199)
Net income/(loss) attributable to Class A and Class B ordinary shareholders	3,679	157,692	226,120	(147)	(590,174)
Cash dividend declared per share(2)	—	—	0.98	1.10	0.76
Weighted average number of class A and class B ordinary shares outstanding(3):
Basic	41,223,389	53,767,810	55,540,670	56,849,332	54,929,910
Diluted	47,770,132	58,750,856	59,005,261	56,849,332	54,929,910
Earnings/(loss) per Class A ordinary share, and per Class B ordinary share(4)
Basic	0.09	2.93	4.07	0	(10.74)
Diluted	0.08	2.68	3.83	0	(10.74)
Earnings/(loss) per ADS(5)
Basic	0.09	2.93	4.07	0	(10.74)
Diluted	0.08	2.68	3.83	0	(10.74)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB
	(Unaudited and restated)	(Unaudited and restated)	(Restated)	(Restated)
	(in thousands)
Cost of revenues	348	664	4,124	1,285	2,265
Sales and marketing expenses	1,035	1,959	5,496	4,863	8,866
General and administrative expenses	22,305	28,274	51,154	60,491	84,645
Research and development expenses	1,287	2,022	7,050	10,776	28,477

(2)	On March 7, 2016, our board of directors approved for us to declare a cash dividend of RMB0.98 (US$0.15) per ordinary share to shareholders as of the close of trading on April 6, 2016. On February 28, 2017, our board of directors approved for us to declare a cash dividend of RMB 1.10(US$0.16) per ordinary share to shareholders as of the close of trading on March 27, 2017. On March 6, 2018, our board of directors approved for us to declare a cash dividend of RMB 0.76(US$0.12) per ordinary share to shareholders as of the close of business on April 5, 2018.

(3)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 17 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.
(4)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted earnings per Class A ordinary share and Class B ordinary share are the same for all the periods presented.
(5)	Each ADS represents one Class A ordinary share.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB
	(Unaudited and restated)	(Unaudited and restated)	(Unaudited and restated)	(Restated)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	261,035	513,938	810,672	686,691	530,984
Time deposits, including non-current portion	759,662	564,105	475,391	433,041	159,102
Restricted cash	—	150,000	—	—	14,700
Accounts receivable, net of allowance for doubtful accounts	12,707	21,856	18,315	51,643	39,901
Property and equipment, net	78,608	124,286	427,001	502,339	626,068
Long-term investments	—	24,000	41,760	77,170	59,651
Total assets	1,200,927	1,499,299	1,974,010	2,018,427	1,878,047
Deferred revenue	136,685	205,311	328,782	352,260	830,019
Total liabilities	230,009	329,922	560,762	748,918	1,306,404
Total equity attributable to the shareholders of Tarena International, Inc.	970,918	1,169,377	1,413,248	1,269,509	572,618
Total equity	970,918	1,169,377	1,413,248	1,269,509	571,643

B.       Capitalization and Indebtedness

Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

Risks Related to Our Audit Committee Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

We recently completed an audit committee investigation, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees, including certain executive officers.

As previously disclosed, our Audit Committee undertook an independent investigation (the “Independent Investigation”) of our accounting practices and internal control over financial reporting related to revenue recognition with the assistance of independent advisors. We incurred significant costs in connection with the Audit Committee’s investigation, and our management team devoted significant time to the investigation.

We may receive inquiries from the SEC and other regulatory authorities regarding our restated financial statements or matters relating to our restatement, and we and our current and former directors and officers may be subject to future claims, investigations or proceedings. Any future inquiries from the SEC or other regulatory authorities, or future claims or proceedings as a result of the restatement or any related regulatory investigation will, regardless of the outcome, likely consume a significant amount of our internal resources and result in additional costs.

We have entered into indemnification agreements with our current and former directors and certain of our officers, and our articles of association require us, to the fullest extent permitted by Cayman Islands law, to indemnify each of our directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that may be brought against us or our current and former directors and officers, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we have been and may continue to be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.

Matters relating to or arising from the restatement and the Audit Committee’s investigation, including adverse publicity and potential concerns from our students, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the restatement and adjustment of our financial statements, and we may be adversely impacted by negative reactions from our students or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our students. Continued adverse publicity and potential concerns from our customers could harm our business and have an adverse effect on our financial condition.

We identified material weaknesses in our internal controls as of December 31, 2018, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

Our independent registered public accounting firm has conducted an audit of our internal control over financial reporting. In the course of auditing our internal control, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2018. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal controls identified as of December 31, 2018 related to:

a.	Insufficient demonstration on commitment to integrity and ethical values;

b.	Failure to provide oversight for the system of internal control and lack of direct report from internal auditors to the audit committee;
c.	Lack of sufficient competent internal audit function and requisite skills for the financial reporting under U.S. GAAP;
d.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;
e.	Failure to consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;
f.	Lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;
g.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;
h.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;
i.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and
j.	Failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2018. In addition, our independent registered public accounting firm attesting the effectiveness of our internal control and reported that our internal control over financial reporting was ineffective as of December 31, 2018. In light of the restatement of our financial statements and new facts discovered by our management, including identification of the material weaknesses as above, we reassessed the appropriateness of the conclusion that our internal control over financial reporting was effective as of December 31, 2016. Considering the material weaknesses identified and the Restatement subsequent to the year ended December 31, 2016, and the significant impact on the Company’s original financial information and disclosure, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2016. The management did not amend the conclusion that our internal control over financial reporting was ineffective as of December 31, 2017.

Following the identification of the material weaknesses and the control deficiencies, we have taken measures to remedy them. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting—Management’s Plan for Remediation of Material Weaknesses.” The implementation of these remedial measures may not fully address these deficiencies in our internal controls. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially adversely affected.

In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to increased risk of fraud or misappropriation of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to further restate our historical financial statements.

The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.

We are filing a comprehensive annual report on Form 20-F since we have been delinquent in meeting our periodic reporting requirements with the SEC, following, by analogy, previously issued guidance from the staff of the SEC’s Division of Corporation Finance, or the Staff, with respect to U.S. domestic issuers. Our filing of this Form 20-F does not necessarily mean that the Staff will conclude that we have complied with all applicable financial statement requirements or complied with all reporting requirements of the Exchange Act, nor does it foreclose any enforcement action by the SEC with respect to our disclosure, filings or failures to file reports under the Exchange Act.

This Form 20-F for the fiscal year ended December 31, 2018 includes our audited consolidated balance sheets as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income (loss), change in equity and cash flows for each of the three years in the period ended December 31, 2018. The consolidated financial statements for the fiscal years ended December 31, 2016 and 2017, as well as the selected financial data for fiscal years ended December 31, 2014 (unaudited) and 2015 (unaudited) are restated. We have not amended, and do not intend to amend, our annual reports on Form 20-F previously filed with, or our quarterly financial statements attached as exhibits to our current reports on Form 6-K previously furnished to, the SEC. Without the unamended reports, investors may not be able to review certain financial and other disclosures that would have been contained in those reports, which would have provided an additional source of information for their evaluation of their investment in us. As a result of our failure to maintain current filings with the SEC in the past, our use of this format of the Form 20-F and any potential enforcement action from the SEC or other regulatory agencies, we may not be eligible to use certain short-form registration statements or rely on certain rules of the SEC. This could increase our transaction costs and adversely impact our ability to raise capital in a timely manner.

Risks Relating to Our Business

We incurred net losses in 2017 and 2018, and we may incur net losses again in the future.

While we have achieved positive net income between 2014 and 2016, we incurred net loss of RMB147 thousand and RMB592.2 million (US$86.1 million) in 2017 and 2018, respectively. We cannot assure you that we will be able to generate net profits again in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our sales and market expenses, as a percentage of our net revenues. We intend to continue to invest in our branding and marketing activities to attract new students, improve our online learning modules to enhance student experience. We cannot assure you that we will be successful in these efforts, and we may continue to incur net losses for period of time in the future.

If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our courses. Therefore, our ability to continue to attract students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and student demands, expand our learning center network and geographic footprint while keeping a high utilization rate of our facilities, manage our growth while maintaining consistent and high education quality, broaden our relationships with corporate employers and market our courses effectively to a broader base of prospective students, including young children as well as their parents. Furthermore, our ability to attract students also depends on our ability to provide educational content that is perceived as more effective than the standard curricula of universities in China in terms of practical job-oriented training and as complementary to standard curricula of primary and secondary schools in China. If we are unable to continue to attract students to enroll in our courses, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to continue to recruit, train and retain qualified instructors and teaching assistants, who are critical to the success of our business and effective delivery of our education services to students.

Our instructors and teaching assistants are critical to maintaining the quality of our educational services and our reputation. We seek to hire highly qualified instructors with rich industry experience and strong teaching skills. As our K-12 education program continues to develop, we will need to recruit more teaching assistants. We recruit dedicated teaching assistants primarily from outstanding graduates of our courses. There is a limited pool of instructors and teaching assistants with these attributes, and we must provide competitive compensation packages to attract and retain them. We must also provide ongoing training to our instructors and teaching assistants to ensure that they stay abreast of changes in curriculum, student demands, industry standards and other trends necessary to teach and tutor effectively. We have not experienced major difficulties in recruiting, training or retaining qualified instructors and teaching assistants in the past. However, we may not always be able to recruit, train and retain enough qualified instructors and teaching assistants in the future to keep pace with our growth and maintain consistent education quality. A shortage of qualified teaching staff, a decrease in the quality of our teaching staff’s classroom performance, whether actual or perceived, or a significant increase in compensation to retain qualified instructors and teaching assistants would have a material adverse effect on our business, financial condition and results of operations.

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

Since inception, our primary focus has been on providing IT professional education services. We have since expanded our course offerings to include non-IT training courses, such as digital art, online sales and marketing and accounting. We have also launched IT and non-IT training courses customized for young kids since December 2015, which primarily include computer programming and robotics programming. We intend to continue developing new courses in anticipation of market demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income for our students.

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

We rely on Java and digital art courses for a major part of our total net revenues, and a decrease in the popularity and usage of Java or Adobe design technology would have a material adverse effect on our business and results of operations.

A major part of our total net revenues are generated from the Java and digital art courses. In 2018, our Java course contributed 18.9% of our total student enrollments, and our digital art course contributed 30.3% of our total student enrollments. The historical rapid growth of our business has been driven by the popularity and usage of Java technology and Adobe design, and we expect net revenues from these courses to continue to represent a substantial portion of our total net revenues in the near future. We believe our reliance on Java and digital art courses is mainly attributable to the wide adoption and popularity of Java technology and Adobe design. However, whether Java as a programming language or Adobe design technology as a digital art tool can maintain their popularity is beyond our control. Any factor that materially and adversely affects student enrollment in our Java or digital art courses, such as a decrease in the popularity and usage of Java technology or Adobe design would have a material adverse effect on business and our results of operations.

Our business depends on the market recognition of our brands, and if we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

We believe that the market recognition of our “Tarena” and “TongchengTongmei” brands has significantly contributed to the success of our business and believe that maintaining and enhancing the reputation of these brands is critical to sustaining our competitive advantage. Our ability to maintain and enhance our brand recognition and reputation depends primarily on the perceived effectiveness and quality of our courses as well as the success of our marketing and promotion efforts. As we continue to grow and expand into new course areas, we may not be able to maintain the quality and consistency of our educational services as we did in the past. We have devoted significant resources to promoting our courses and brands in recent years, including internet-based marketing and advertising, traditional media advertising, press conference and product launch event. However, our marketing and promotion efforts may not be successful or may inadvertently negatively impact our brand recognition and reputation. For example, if any governmental authority or competitor publicly alleges that any of our advertisements are misleading, our brand reputation may be adversely impacted. If we are unable to maintain and further enhance our brand recognition and reputation and increase awareness of our courses, or if we incur excessive marketing and promotion expenses, our results of operations may be materially and adversely affected. If we are unable to sustain our brand image, we may not be able to maintain premium tuition fees over our competitors, which may further exacerbate the extent of any adverse effect on our results of operations. Furthermore, any negative publicity relating to our company or our courses and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

Our business, financial condition and results of operations may continue to be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

The current COVID-19 pandemic has already adversely affected many of our business activities, including delivering lectures at our learning centers, recruiting students and conducting our day-to-day business. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China have underwent temporary yet prolonged closure from February 2020 to present. Although we have arranged online webcasts for our students to study at home, which covered most of our adult students and K-12 students, we may not be able to achieve the same effectiveness and service quality without the disciplined and focused learning environment at our learning centers. As of the date of this annual report, our learning centers remain closed due to the government policies on suspending classes at school.

In addition, we have experienced difficulty in recruiting students as we are unable to host regular seminars, information sessions and preparatory training camps for prospective students at our learning centers as usual as well as conducting other offline sales and marketing activities due to the general restrictions on travel and outdoor activities. We have arranged for online recruiting activities, such as conducting online promotional courses, but the effectiveness of such efforts is uncertain. Our ability to recruit students directly from cooperative universities and colleges is also negatively impacted as most universities and colleges have been closed.

The outbreak of COVID-19 in China has also caused temporary closures of many of our offices, adjustment of operation hours and work-from-home arrangements in our Beijing headquarters and other offices in China. We have taken measures to facilitate our employees to work remotely, but we might still experience lower work efficiency and productivity, which may adversely affect our results of operations.

As we derive most of our revenues in China, our results of operations will be adversely, and may be materially, affected to the extent that COVID-19 harms the Chinese and global economy in general. While the duration of this pandemic cannot be reasonably estimated at this time, we expect that our results of operations for the first quarter and second quarter of 2020 will be adversely affected with potential continuing negative impacts on the subsequent periods.

We may not be able to maintain our high job placement rate for our adult students, which could harm our ability to attract student enrollments.

We gather data on post-course job placement rates by conducting surveys of our adult graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the average six-month post-course job placement rate for a year by averaging the six-month post-course job placement rates of each month of such year. Our average six-month post-course job placement rate for each of 2017 and 2018 was over 90%. When calculating such job placement rates for 2017 and 2018, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2017 and 2018 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2017 and 2018, 86% and 88% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2017 and 2018 who later successfully graduated from our programs with graduation certificates awarded, 76% and 75% of such students, respectively, were deemed to be job-seeking students.

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

Our newly launched K-12 education programs may not be successful due to our limited experience in providing education services to minors.

In December 2015, we launched our K-12 education programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for K-12 students. In March 2016, we rolled out another K-12 education program to offer K-12 robotics programming courses. In 2017, we continued to roll out a new K-12 education course in coding mathematics to further diversify our course offerings in K-12 education. In 2018, our computer coding and robotics programming courses were popular among our K-12 students. Our K-12 education programs target students aged between three and eighteen, and are the most important part of our efforts to enter into the K-12 STEAM education market. As we have been primarily engaging in adult professional education programs since our inception, we have limited experience in providing education programs to minors, who have distinct learning preference and mentality as compared to adult students and require tailored courses and dedicated class management. Although the courses offered through our K-12 education programs are designed based on minors’ learning patterns and interests, we cannot guarantee you that our K-12 education programs will be able to continue to attract students or be proved to achieve satisfactory education results. If students lose interests in our K-12 education programs or find the courses offered in our K-12 education programs ineffective, our business, results of operations and financial conditions may be adversely affected.

Our student enrollment rate could be impacted by the operations of academic K-12 education and tutoring service providers, given our target students have limited time and energy and they need to choose among different courses and programs. The K-12 education and tutoring market is highly competitive and the concept of STEAM education is relatively new in China. Students and their parents may prefer academic education and tutoring programs over our STEAM programs. We cannot assure you that we will be successful in competing for students, and if we fail, our financial status and results of operation will be adversely impacted.

Furthermore, we have incurred costs in establishing new learning centers due to the fast expansion of our K-12 education business recently, which we believe are essential to support our education programs in the future. If, however, we fail to utilize such new learning centers efficiently, or otherwise fully benefit from the investments we made, our financial status and result of operation will be adversely impacted.

If the level of performance by the students of our K-12 education program deteriorates or satisfaction with our services declines, our business, financial condition, results of operations and reputation could be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved educational results. Although the courses provided under our K-12 education programs do not directly link to the academic performance of our students, their effectiveness could be evaluated by our students and their parents in an intuitive way by referring to the improvements in programming skills or performances in robotics competitions. The performance of our students in the IT training courses, non-IT training course, K-12 robotics programming and coding mathematics course will impact the acceptance of, and the student and parent satisfaction with, our courses.

Accidents or injuries suffered by our students, their parents or other people caused by us, or perceived to be caused by us may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We have a large number of K-12 students and their parents on our premises to attend classes and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arise from the actions of our employees. Although we have enhanced preventive measures to avoid such incidents, we cannot assure you that there will be no any incident in the future.

Other than the liability insurance for part of our adult students and travel insurance for our K-12 students participating in our camp or event-related travel, we do not carry liability insurance for most of our students at our learning centers. In the event of accidents or injuries or other harm caused or perceived to be caused by us, our facilities and/or services may be perceived to be unsafe, which may discourage prospective students from attending our classes and participate in our activities. We could also face claims alleging that we should be liable for the accidents or injuries, or we were negligent, provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them. A material liability claim against us or any of our teachers or other employees could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because our student enrollment of our professional education courses may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions, our business and prospects may be affected by economic conditions in China or globally. In addition, for our K-12 education programs, our student enrollment may depend on the disposable income and willingness to spend of the parents. The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of the United Kingdom from the European Union. It is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2019, China’s gross domestic product grew at a rate of 6.1%. There have also been concerns about the territorial disputes involving China in Asia and the economic effects, as well as the relationship between China and the U.S., including those resulting from the ongoing trade dispute between the two countries. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels, or if the macroeconomic environment deteriorates, parents will continue to spend on STEAM education for their children. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for education services, which could materially and adversely affect our financial condition and results of operations.

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

Our growth strategies include growing our student enrollments for existing courses, expanding our course offerings, further enhancing the quality of our education services and expanding our corporate employer network. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•	we may fail to market our courses in new markets or promote new courses in existing markets effectively;
•	we may not be able to replicate our successful business model in other geographic markets or in new course subject areas;
•	we may fail to identify new cities with sufficient growth potential to expand our network;
•	we may not be able to replicate the success and growth of our adult education services to the K-12 education market;
•	we may not be able to recruit and retain learning center managers, teaching assistants and other key personnel;
•	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;
•	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities;
•	we may not be able to continue to update our existing courses or offer new courses to adapt to changing market demand and technological advances; and
•	we may fail to achieve the benefits we expect from our expansion.

If we fail to execute our growth strategies successfully, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

We may not be able to manage our business expansion effectively, which could harm our financial condition and results of operations.

We plan to continue to expand our operations in different geographic areas as we address the growth of our customer base and market opportunities. We closed 35 non-performing learning centers for professional education services and opened 31 new centers during the year of 2018. There were 184 and 180 learning centers for professional education services as of December 31, 2017 and 2018, respectively. We also significantly increased the number of our learning centers exclusively for K-12 education programs from 30 as of December 31, 2017 to 148 as of December 31, 2018. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

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

The operations of certain of our learning centers providing professional education services are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.

The principal regulations governing private education in China consist of the Education Law, the Private Education Law with its Amendment, and the Private Education Law Implementation Rules. See “Regulations—Regulations on Private Education—The Law for Promoting Private Education and its Implementation Rules.”

Under these PRC laws and regulations and related administrative requirements in effect, private schools are classified as either non-profit private schools or for-profit private schools, and private schools that provide education for academic credentials, pre-school education, training for self-study examinations preparation and other cultural education, as well as professional education including training for professional qualifications, are required to obtain a school permit before their registration as legal entities with competent authorities. For-profit private training institutions shall be regulated and governed with reference to the abovementioned rules. To provide professional education services as a for-profit private school, a company may, in the capacity of a school sponsor, establish a private school which obtains a school permit from competent human resources and social security authorities. After obtaining a school permit, private schools shall add the relevant professional education services in the authorized scope of business as specified in their business licenses, and complete the registration with the local branch of the State Administration for Market Regulation, or SAMR (formerly known as the State Administration for Industry and Commerce, or SAIC). Under the Amendment to the Private Education Law and the Private Education Law Implementation Rules, a material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of human resources and social security before it can be registered with the competent local branch of the SAMR. However, since the Amendment to the Private Education Law just became effective on September 1, 2017 and the relevant detailed rules by national and some of the local government authorities have not been officially issued, there remains uncertainties about the registration process for the newly established private schools (including the private training institutions, similarly hereinafter) or the re-registration process for pre-existing private schools. In practice, there still exists the following two ways to operate and provide the professional education services: (i) a private school which holds a school permit issued by the human resources and social security authorities could establish and operate learning centers within the approved regions to provide professional education services, provided that learning centers located outside the region of the registered address of the private schools shall be registered with original approving authorities; or (ii) a company with the relevant professional education services registered in its authorized scope of business as specified in its business licenses with the local branch of the SAMR could provide professional education services, which way has been widely used before the promulgation of the Amendment to the Private Education Law. In the latter way, a company with “professional education services” or an equivalent statement included in its approved scope of business can operate learning centers by itself or through its registered branches. However, many local government authorities have different views on the relevant rules and regulations and have adopted different practices in granting school permits to private schools or issuing business licenses to companies that provide professional education services. For example, in some cities, entities are permitted to include “professional education services” in their business scope as specified in their business licenses, but in certain other cities, entities are not permitted to, or are prohibited to, add “professional education services” or similar services in their business scope as specified in their business licenses according to the policies of the local branch of the SAMR.

We use both ways discussed above to establish our learning centers. As of December 31, 2018, we had a total of 328 learning centers, of which 59 were managed by schools and 269 were managed by our subsidiaries. Among the learning centers operated by our subsidiaries, 54 have neither professional education services nor education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers as of December 31, 2018, and these learning centers in the aggregate accounted for 13.5% of our student enrollments in 2018. We were not able to include professional education services in these companies’ authorized business scope mainly because the relevant local branch of SAMR have formulated general local policies prohibiting the inclusion of “professional education services” or similar services in the business scope of any entity. In addition, 47 learning centers operated by our subsidiaries only have “education information related consultation” rather than “professional education services” in their respective authorized scopes of business, and these learning centers in the aggregate accounted for 20.6% of our student enrollments in 2018. The difference between “educational services” and “education information related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the relevant local branch of the SAMR to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar services. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation. We have been fined once for RMB50,000 for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of December 31, 2018, 31 of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 to RMB50,000, confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These 31 learning centers in the aggregate accounted for 10.8% of our total student enrollments in 2018. As of the date of this annual report, all of our 30 schools have the school permit, among which two schools need to apply for updating their principal’s information. Separately, as of December 31, 2018, we have set up six schools registered as schools requiring “reasonable returns” provided in the Private Education Law. We are informed by the local human resources and social security authorities in some cities in China that they have stopped issuing new school permits temporarily before any detailed implementing rules being officially issued.

On August 10, 2018, the Ministry of Justice, or the MOJ, published the draft submitted for approval of the Amendment to the Regulations on the Implementation of the Private Education Promotion Law of the PRC, or the Draft Amendment to Private Education Promotion Regulations, to seek public comments. According to the Draft Amendment to Private Education Promotion Regulations, the private training institutions which provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, as well as activities targeting at the cultural education for adults and non-degree continuing education are allowed to be registered as a legal person directly. The private training institutions which provide training for professional qualifications or skills shall obtain a school permit issued by the human resources and social security authorities and make filing with the education authorities. If such institutions use the internet technology to conduct training for professional qualifications or skills, they shall obtain the corresponding internet operating permit and make filing with the human resources and social security authorities at the provincial level where the institution is domiciled. However, it is uncertain when the Draft Amendment to Private Education Promotion Regulations would be signed into law and whether the final version would have any substantial changes. During such transitional period between the promulgation of the Amendment to the Private Education Law and the issuance of the relevant detailed rules by national and the local government authorities, the above uncertainties and local policies and practices have created certain obstacles for us to comply with all applicable rules and regulations for all of our local operations. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

The Ministry of Education, or the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. The MOE, jointly with certain other PRC government authorities, further promulgated implementation rules and issued the Administrative Measures for the Filing of Educational Mobile Apps on November 11, 2019, or the Measures on Educational Apps, which requires the filing processes of current Educational Mobile Apps to be finished by January 31, 2020. Our IT professional educational mobile app “Tarena online” is still in the process of internal technical test and is not officially released. We have been communicating, and will continue to communicate, with the competent authority to complete the filings of such mobile app before officially released, but we cannot assure you that we will complete such filing and comply with other regulatory requirements under the Opinions on Educational Apps and its related local rules in a timely manner.

The operations of certain learning centers providing after-school K-12 education programs are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.

The General Office of the State Council promulgated the Opinions of the General Office of the State Council on Regulating the Development of Off-Campus Training Institutions, or Circular 80, on August 6, 2018. Circular 80 provides that after-school education institutions shall obtain school operation permits and business licenses. For courses of school academic subjects such as Chinese, mathematics, English, physics, chemistry and biology, the key information of such courses, including the specific subjects, course schedules, and course syllabi, shall be filed with the local education authorities and made public, and the course progress shall not surpass the same-period progress of local primary schools and secondary schools. Circular 80 further provides that after-school education institutions shall obtain approvals from local education authorities for opening new branches or learning centers. In addition, the MOE and other relevant authorities promulgated a series of notices in 2018 and 2019 to regulate the operation of the after-school education institutions, which emphasize and strengthen the same principle as provided in Circular 80.

Our K-12 education programs were launched in December 2015, which include IT training courses and non-IT training courses, were operated through our 148 learning centers in 50 cities in China as of December 31, 2018, as well as through the internet. According to the rules mentioned above, our learning centers providing K-12 education programs may be deemed as after-school education institutions which are required to obtain school operation permits and business licenses. In addition, the coding mathematics course organized under IT-training courses of TongchengTongmei may be regarded as the courses of school academic subjects, which are required to be filed with the local education authorities and the progress of which shall not surpass the same-period progress of local primary schools and secondary schools. As of the date of this annual report, two of our leaning centers has obtained school operation permits from the local education authorities for our after-school K-12 education programs, and 83 of our leaning centers have completed the filing with the local education authorities with respect to the courses of school academic subjects. However, since the Circular 80 just became effective on August 6, 2018, there remains uncertainties about the registration process with respect to after-school K-12 education programs, and the filing process with respect to the courses of school academic subjects with some local education authorities. We have been communicating and will continue to communicate, with the competent provincial education regulatory authorities to obtain school operation permits and filings with respect to the courses of school academic subjects. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing and filing requirements in the past with respect to our learning centers providing after-school K-12 education programs, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation. In addition, according to the Draft Amendment to Private Education Promotion Regulations, if private training institutions use the internet technology to conduct training and educational activities, they shall obtain the corresponding internet operating permit and make filing with the education authorities at the provincial level where the institution is domiciled. However, it is uncertain when the Draft Amendment to Private Education Promotion Regulations would be signed into law and whether the final version would have any substantial changes. According to the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, promulgated by the MOE jointly with certain other PRC government authorities and effective on July 12, 2019, the academic subjects online after-school training institutions for primary and secondary school students shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the academic subjects online after-school training institutions submitting such filings. After receiving the rectification opinion from relevant regulatory authorities, the academic subjects online after-school training institutions shall complete rectification and resubmit their materials before the end of June, 2020. The Online After-School Training Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (iv) instructors are required to obtain the necessary teacher qualification licenses. As of the date of this annual report, we have not received any rectification opinion from relevant regulatory authorities, or been subject to penalties imposed by the relevant government authorities for alleged failure of us to comply with the Online After-School Training Opinions, and we have been communicating and will continue to communicate, with the competent provincial education regulatory authority to complete such filings, but we cannot assure you that we will complete such filing and comply with other regulatory requirements under the Online After-School Training Opinions and its related local rules in a timely manner. If we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant disciplinary online after-school training, which may materially and adversely affect our business and results of operation.

We may lose market share and our financial results may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

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

Some of our competitors may be able to devote more resources than we can to the development, promotion and provision of their education services and respond more quickly than we can to changes in student needs, market trends or new technologies. In addition, some of our competitors may be able to respond faster to changes in student preferences in some of our geographic markets and engage in price-cutting strategies. For our K-12 education programs, some of our competitors may have more experiences in designing courses based on minor’s preferences, mentality and learning curve. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may be forced to reduce our tuition fees and lose our market share, which will adversely impact our financial results.

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers for student loans.

In 2016, 2017 and 2018, a substantial portion of our students relied on loans provided or arranged by a number of financing service providers to pay our tuition fees. In 2018, we collaborated with well-known personal financing service providers such as Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., Qianchengyi and 9F Group, whereby they assisted our students in obtaining loans to pay for our tuition fees. In 2016, 2017 and 2018, 51.54%, 51.25% and 45.55% of our students received loans provided or arranged by financing service providers to pay for our tuition fees.

Our financing service partners have full discretion in deciding whether or not to extend or arrange for loans to a particular student. Furthermore, macroeconomic conditions in China may force the financing service providers to decrease or eliminate the amount of credit available for our students, making it difficult for our prospective students to afford our education. In addition, if the default rates on the loans provided or arranged by these and other financing service providers were to increase, they may raise the interest rates on the student loans, making such financing options less attractive to our students. There are uncertainties as to the licensing requirements and the nature of business provided by peer-to-peer lending intermediaries, such as Qianchengyi and 9F Group, in facilitating the peer-to-peer lending. According to the Guide to the Record-filing of Peer-to-peer Lending Information Intermediaries, issued in November 2016, or the Record-filing Guidelines, and the Notice on Rectification and Inspection Acceptance of Risk of Peer-to-peer Lending, issued on December 2017, or Circular 57, certain local governmental authorities shall establish an inspection team to conduct risk rectification inspections on peer-to-peer lending information intermediaries within their jurisdictions. If a peer-to-peer lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filling under the Record-filing Guidelines. Circular 57 also requires local governmental authorities to complete such record-filings of peer-to-peer lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018, as appropriate. According to the Notice of Further Regulating Campus Loans issued on June 29, 2017, the Notice of the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on the Regulation and Rectification of the “Cash Loan” Business issued on December 1, 2017, the “campus loans” services shall be prohibited and the peer-to-peer lending institutions shall not provide loan to any student in school or any borrower without source of repayment or repayment capacity. In accordance with the Notice on Conducting Compliance Inspection Work on Peer-to-peer Lending Institutions issued on August 13, 2018, or the Compliance Inspection Notice, each peer-to-peer lending information intermediary shall be further inspected at three levels, including (i) the self-inspection carried out by the peer-to-peer lending information intermediary itself, (ii) the internet finance association inspection led by local internet finance association and/or the National Internet Finance Association of China, and (iii) the administrative verification carried out by the provincial online lending rectification office, and all such compliance inspection shall be completed by the end of December 2018. The peer-to-peer lending information intermediaries that generally meet the applicable requirements and standards will be allowed to be linked to the information disclosure and products registration system hosted by the relevant internet finance association. After a period of operation and the inspection, the peer-to-peer lending information intermediaries that meet relevant requirements and standards can apply for record-filing. The standards and procedures for system linking and record-filing will be promulgated by the regulators separately. However, the record-filings of peer-to-peer lending information intermediaries have not yet been officially launched nationwide and it is not certain when it will be officially launched. If those peer-to-peer lending institutions could not complete the record-filings or the current services provided by peer-to-peer lending institutions to our student are prohibited, or more new PRC laws and/or regulations are passed in the future prohibiting peer-to-peer lending facilitated by, or imposing significant licensing requirements on, intermediaries such as Qianchengyi and 9F Group, we cannot assure you that Qianchengyi and 9F Group will be able to obtain relevant licenses and continue facilitating peer-to-peer lending in the future. If Qianchengyi or 9F Group ceases to facilitate peer-to-peer lending to our students in the future, if our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected. Since January 1, 2019, we have no further cooperation with Qianchengyi and 9F Group

If we fail to protect our intellectual property rights, we may lose our competitive advantage and our brands and operations may suffer.

We consider our copyrights, trademarks, trade names and domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brands. Our major brand names and logos are registered trademarks in China. Our proprietary curricula and course materials, together with our Tarena Teaching System, or TTS, are protected by copyrights. However, preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial uncertainties to us. There had been several incidents in the past where third parties used our “Tarena” brand without our authorization, and we had to resort to litigation to protect our intellectual property rights. These proceedings were all resolved in our favor and our brand and business were not materially harmed. However, if we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose our competitive advantage, our brand name may be harmed and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

As of December 31, 2018, we established various kinds of cooperative relationships with 636 universities and colleges in China. We enroll a significant percentage of our students directly from these universities and colleges through jointly offered majors, university recruiting promotional events and other marketing approaches as agreed by our university partners. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

A majority of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. As of December 31, 2018, we had received from our lessors copies of title certificates or proof of authorization to lease the properties to us for all leased properties. However, we cannot assure you that we will be able to obtain copies of title certificates or proof of authorization to lease any properties that we may lease in the future or the title to these properties we currently lease or any properties that we may lease in the future will not be otherwise challenged. Furthermore, several of our leased properties are owned by universities or built on allocated land in China. Such properties may not be legally leased to us under PRC law. Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises. In addition, we have not registered most of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Our accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Understanding the difficulty for recent college graduates to afford the tuition fees of our courses, we offered qualified students the post-graduation tuition payment option beginning in 2006, which led to our relatively high accounts receivable. As of December 31, 2016, 2017 and 2018, our outstanding accounts receivable, net of allowance for doubtful accounts, were RMB27.58 million, RMB58.05 million and RMB52.06 million, respectively. Although we conduct financial evaluations of our students applying to use our post-graduation tuition payment option, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environment and the earnings capacity of our students may negatively impact our ability to collect our accounts receivable. Furthermore, as time passes, it might be more difficult for us to collect historical accounts receivables. Our bad debt allowance amounted nil in 2017 and 2018. There is no guarantee that our bad debt allowance expense will not increase in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our bad debt allowance to increase in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

Furthermore, we have extended loans with one-year terms to certain of our employees to support their personal needs. As of December 31, 2018, our outstanding accounts receivable for such loans was RMB37.59 million. We have no receivables due from any of our directors and officers. If we cannot collect such outstanding accounts receivable in a timely manner, or at all, our financial condition, liquidity and result of operations will be adversely impacted, and any legal proceedings initiated to collect such receivables may adversely impact our relationship with such employees.

Capacity constraints of our learning centers could cause us to lose students to our competitors.

Our learning centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our courses due to the capacity constraints of our learning centers. If we fail to expand our physical capacity as quickly as the demand for our classroom-based services grows, we could lose potential students to our competitors, which could adversely affect our results of operations and business prospects. As we further expand our K-12 education programs, we may face more intense capacity challenges. Furthermore, the investment in the expansion of learning centers can be costly, which may have adverse impact on our gross margin, if we can manage to make such investments at all.

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

We derive a substantial portion of our net revenues from our entities in Beijing. Revenue derived from the entities in Beijing accounted for 16.0%, 13.6% and 13.5% of our net revenues in 2016, 2017 and 2018, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Beijing. Furthermore, any natural disaster or health epidemics affecting the Beijing regions could significantly impact our operations. Although we have been and will be exploring opportunities of setting up additional learning centers in second tier or third-tier cities, we expect that we will continue to derive a substantial portion of our net revenues from Beijing in the near future. Deterioration in economic conditions and the professional services industries in these markets could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

Our historical financial and operating results may not be indicative of future performance.

Although we commenced operations in 2002, our significant business growth and expansion began in 2009, and certain of our courses, especially our K-12 education courses, were only developed in recent years. Our business and our prospects must be evaluated in light of the risks and uncertainties encountered by companies at a comparable stage of development. In addition, the professional education services market in China is still at an early stage of development, which makes it difficult to evaluate our business and future prospects. Furthermore, our results of operations may vary from period to period in response to a variety of other factors, including general economic conditions and regulations, government actions pertaining to the professional education services sector in China, changes in spending on professional education services, our ability to control cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, some of which are beyond our control, our historical financial and operating results may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indicators of our future performance.

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

Our ability to offer online learning modules also depends on the performance and reliability of the internet infrastructure in China. Disruptions to the internet infrastructure of China may deny our students access to the learning functionalities on our TTS or TMOOC.cn, which may hinder students from effectively learning our education contents. Furthermore, increases in the traffic on TTS or TMOOC.cn could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our course offerings, which would hurt our brands and reputation and negatively affect our revenue growth. We may need to incur additional costs to improve our systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher traffic volume in the future.

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

Labor costs in China have risen in recent years. We employed 12,337 employees in China as of December 31, 2018. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, PRC government have promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may materially reduce our net income.

We adopted a share plan in 2008, or the 2008 Plan, that permits granting of options to purchase our ordinary shares, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares. Under the 2008 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under our share plan is 8,184,990 shares. In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2008 Plan and the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2018, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB46.6  million and RMB22.5  million, respectively, which will be recognized over a weighted average period of 1.66  years and 5.12  years, respectively. Expenses associated with share-based compensation awards granted under our share plan may materially reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Any natural catastrophes, severe weather conditions, health epidemics and other extraordinary events could severely disrupt our business operations.

The occurrence of natural catastrophes such as earthquakes, floods, typhoons, tsunamis or any acts of terrorism may result in significant property damages as well as loss of revenues due to interruptions in our business operations. In addition to COVID-19, health epidemics such as outbreaks, Zika, Ebola, avian influenza, severe acute respiratory syndrome (SARS) or the influenza A (H1N1), and severe weather conditions such as snow storm and hazardous air pollution, as well as the government measures adopted in response to these events, could require the temporary closure of our offices and learning centers and quarantines of our employees.

Furthermore, our ability to broadcast live lectures and provide our education services through TTS or TMOOC.cn depends on the continuing operation of our technology system, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. Our disaster recovery planning cannot account for every conceivable possibility. Any damage to or failure of our technology system could result in interruptions in our services, and our brands could be damaged if students believe our systems are unreliable. Such disruptions could severely interfere with our business operations and adversely affect our results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 30, 2019, the new Catalog of Industries for Encouraged Foreign Investment (2019 Edition) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Technologies Inc., or Tarena Tech, and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose.

In December 2016, we wound up Shanghai Tarena, one of our VIEs. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended on September 10, 2008 and February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology, or MIIT and the Ministry of Commerce, or the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Although the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), or the Negative List, jointly issued by the NDRC and the MOFCOM on June 30, 2019 and effective from July 30, 2019, and Circular 196 promulgated by the MIIT in June 2015 allows a foreign investor to own up to 100% of the total equity interest in e-commerce business, domestic multi-party communication, storage and forwarding classes and call centers, we have not engaged in any such business. Due to the foreign ownership restriction on internet content and other value-added telecommunication services, we operate our TMOOC.cn and goto211.com websites through our VIE, Beijing Tarena, and such two websites have been included in the permitted operation scope under the ICP license held by Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jianguang Li, our independent director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

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

Han Kun Law Offices, our PRC legal counsel, is of the opinion that (i) the ownership structure of Beijing Tarena and Tarena Tech will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Tarena Tech, Beijing Tarena and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE will be adopted or if adopted, what they would provide. On March 15, 2019, the National People’s Congress approved the Foreign Investment law, which came into effect on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although the PRC Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition of “foreign investment” in the future. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Value–Added Telecommunications Services—The Foreign Investment Law” and “—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Prior to 2012, we operated a substantial portion of our learning centers through our consolidated VIE and their subsidiaries and schools. After the PRC Catalogue for the Guidance of Foreign Investment Industries became effective on January 30, 2012, amended in 2015 and 2017 and replaced by the new Catalog of Industries for Encouraged Foreign Investment (2019 Edition) on July 30, 2019, non-accredited foreign investment in professional education services is now “encouraged” in China and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in this area.

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose. As of December 31, 2018, we operated 58 of our learning centers through private schools owned by subsidiaries of Tarena Tech. These 58 learning centers in the aggregate accounted for 25.4% of our adult student enrollments and accounted for 11.1% of our K-12 student enrollments in 2018, respectively.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign-owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the Catalog of Industries for Encouraged Foreign Investment (2019 Edition) encourages and permit 100% foreign ownership of non-accredited professional training business in China and the Private Education Law does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. On the other hand, according to the Private Education Law, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside of China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly-owned subsidiary incorporated in China to establish a school under the Private Education Law without violating the Regulations on Operating Chinese-foreign Schools. 30 private schools sponsored by our wholly-owned subsidiaries in China have obtained private school operating permits, and based on the results of verbal inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to our consolidated VIE, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

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

Due to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Beijing Tarena as well as its shareholders. As part of these arrangements, Beijing Tarena holds assets that are important to the operation of our business, including the domain name and ICP license for our goto211.com, 61it.cn and TMOOC.cn websites.

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

In China, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are typically executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

Substantially all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, as amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a PRC “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as Circular 82, issued in April 2009, as amended in January 2014 and December 2017, by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Circular 82 also clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by shareholders that are non-PRC resident enterprises. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises and there are currently no further rules or precedents governing the procedures and specific criteria for determining “de facto management body” for a company like ours, or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

Finally, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from the sale of our shares may become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident investors, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

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

On February 3, 2015, the SAT issued a Public Notice 2015 No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer under Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Since Public Notice 7 was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or to establish that we should not be taxed under Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

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

We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs production and operation, internet publication and human resources intermediary service.

In December 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, the predecessor of Administration of Radio and Television newly established in April 2018, and the MIIT, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. In February 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

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

We transmit our audio-video educational programs through our TTS system and TMOOC.cn to enrolled course participants. In addition, we provide audio-video program uploading and transmission services. As a result, we may be subject to the Internet Audio-Video Program Measures. If the governmental authorities determine that our provision of lecture videos on TTS and/or TMOOC.cn falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, a producer or operator of radio or television programs is required to obtain a Radio and Television Program Production and Operation License under the PRC laws and regulations. We have obtained a Radio and Television Program Production and Operation License on June 27, 2019 for the audio-video educational programs on our TTS system, which is held by Beijing Tarena.

Furthermore, we offer videos of lectures on our website of TMOOC.cn. Governmental authorities may determine our online content services fall within the scope of “internet publishing,” and therefore require us to apply for an Internet Publishing License, which we have not obtained from SAPPRFT. We may not be able to obtain such a license if we are requested to obtain one in the future, and we may therefore become subject to penalties, fines, legal sanctions or be ordered to suspend the video content on the website, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Pursuant to the Provisions on the Administration of Human Resources Markets issued by SAIC in 2001 and as amended in 2005, 2015 and 2019, respectively, a human resources service intermediary refers to any entity which provides intermediary services for employers and any potential employees, and no entity may provide such services without a License for Human Resources Service. Any internet information service provider which provides intermediary services for employers and any potential employees via internet shall obtain such license. In addition, the Interim Regulations for the Human Resources Market, or the Interim Regulations, issued by the State Council in June 2018 further clarifies the requirements of human resources service licensing and filing. In accordance with the Interim Regulations, any commercial human resources service provider engaging in employment introduction information services or internet human resources information services for employers and individuals shall obtain a License for Human Resources Service and any commercial human resources service provider engaging in collection and release of human resources information shall complete the necessary filing with competent human resources and social security authorities.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Although we have not entered into any agreement with corporate employers or any job-seeking candidates, we source and list job opportunities from both IT and non-IT employers in China through the website, which may be deemed as a human resources service intermediary. If the relevant PRC government authorities determine that we shall obtain a License for Human Resources Services for the operation of Job Show and we fail to obtain such license, they may order us to cease such activities and if there is any illegal income, we may be subject confiscation of the illegal income and a fine of more than RMB10,000 and less than RMB50,000. If the relevant PRC government authorities determine that we shall filed with the competent authority for engaging in human resources services activities and we fail to complete such filings on time, the competent authority shall order us to correct, or we may be subject a fine more than RMB5,000 and less than RMB10,000 if such correction is not made. Shanxi Zhimujiang Human Resource Management Co., Ltd, a wholly-owned subsidiariy of Tarena Tech, has obtained a License for Human Resources Services on April 29, 2019 for the job intermediary activities, and we are going to engaging in job intermediary activities through this company.

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

Six PRC regulatory agencies promulgated regulations effective in September 2006 and amended in June 2009 that are commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions”, and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or other ways. Although M&A Rules have become effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer our operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose. As Mr. Shaoyun Han is a shareholder of both Tarena and our consolidated VIEs, even though the transfers of the companies, which operated 180 of our learning centers themselves or through schools they established as of December 31, 2018, from our consolidated VIEs to our wholly-owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools which operated 59 learning centers as of December 31, 2018, which are not enterprises, from subsidiaries of our consolidated VIEs to our wholly-owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from our consolidated VIEs to our wholly-owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may need to transfer these companies and schools, including the related learning centers, back to our consolidated VIE. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branch of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Stock Incentive Plans.” We and our PRC employees who have been granted share options and restricted share units are subject to these regulations and we have completed the registrations of our stock incentive plans, namely the 2008 Plan and the 2014 Plan, with the local SAFE as required by PRC law. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially and adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from offshore offerings to fund our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws or two and a half times of the net assets provided in the latest audited financial report of such PRC subsidiary, as applicable, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries or establishment of new PRC subsidiaries shall be recorded with the MOFCOM or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investments and removes certain other restrictions provided under previous laws and regulations promulgated by the SAFE for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated Circular 16, the application scope of which expands from only the capital of foreign-invested enterprises to the capital, foreign debt proceeds and proceeds from overseas public offering. Furthermore, Circular 16 allows foreign-invested enterprises to use their foreign exchange capitals under capital account to the extent permitted by the relevant laws and regulations, and removes certain prohibitions on using the Renminbi fund converted from the foreign exchange capitals under Circular 19, such as prohibitions on providing loans to the affiliated enterprises of such foreign-invested enterprises or repaying loans between non-financial enterprises. Violations of SAFE Circular 19 and Circular 16 could result in severe monetary or other penalties. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investments. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using capital funds on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects.

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

Under the EIT Law and its implementation rules, dividends generated from retained earnings from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, or Circular 60, which was replaced and repealed by Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 35. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Circular 35, which was issued in October 2019 by the SAT and became effective on January 1, 2020, sets forth similar rules with Circular 60 that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. As a result, although our PRC subsidiary, Tarena Hangzhou, is currently wholly owned by our Hong Kong subsidiary Tarena HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If Tarena HK cannot be recognized as the beneficial owner of the dividends to be paid by Tarena Hangzhou to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law. Besides, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a preferential tax treatment, the relevant tax authorities may adjust the preferential withholding tax in the future.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law, which became effective on January 1, 2008 and as amended on December 29, 2018 and its Implementing Rules, which became effective on January 1, 2008 and as amended on December 29, 2018 and April 23, 2019, respectively, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012, 2015 and again in 2018, and is eligible to enjoy a preferential tax rate of 15% until the fourth quarter of 2021. If Tarena Tech fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations. In addition, Tarena Hangzhou, one of our PRC subsidiaries, was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption since the beginning of 2019. Tarena Hangzhou has also received financial subsidies from PRC local government authority in 2013, 2015 and 2016. In 2016, Tarena Hangzhou acquired Hanru Education & Technology Co., Ltd., or Hanru Hangzhou, which was qualified as an eligible software enterprise and entitled to a full tax exemption of two years followed by a 50% tax exemption of three years, commencing from 2016.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2018, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In January 2016, we entered into a foreign currency forward contract with China Merchants Bank Co., Ltd. The notional amounts of the foreign currency forward contracts were RMB564.1 million and the settlement date was on May 19, 2016. We incurred a loss of RMB12.9 million as a result of such forward foreign currency contract in 2016. The contract expired in May 2017, and we have not entered into any new foreign currency forward contract since then. Due to the fluctuation in the exchange rate between U.S. dollars and RMB, we may decide to enter into additional foreign currency contract in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the U.S.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition of “foreign investment” in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. In addition, the Supreme People’s Court issued Certain Opinions Concerning the Application of the Foreign Investment Law on December 16, 2019, or the Foreign Investment Law Judicial Interpretations, which provides that investment contract in relation to the investment by foreign investor in a field which is prohibited from foreign investment under the Negative List may be invalidated by the courts. Although we believe contractual arrangements would not be deemed as “investment contract” under the Foreign Investment Law Judicial Interpretations, we cannot assure you that the PRC courts would take the same view as ours. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Relating to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have recently listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 31, 2020, our Class B ordinary shares represent 13.2% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 60.4% of our total voting power.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, Talent Fortune Investment Limited, an affiliate of KKR & Co. L.P., is entitled to certain registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our VIE as being beneficially owned by us for U.S. federal income tax purposes because we control the entity’s management decisions, we are entitled to substantially all of the economic benefits associated with the entity, and, as a result, we consolidate the entity’s results of operations in our U.S. GAAP financial statements. If it was determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2019 or in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and almost all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and executive officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2018 in 2018. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders no later than December 31, 2018 in 2018. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

We incur increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Global Select Market, impose various requirements on the corporate governance practices of public companies. Compliance with such rules and regulations have increased, and we expect such compliance to continue to increase, our legal and financial compliance costs and to make certain corporate activities more time-consuming and costly.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose. In December 2016, we wound up Shanghai Tarena, one of our VIEs. We expect to continue to control and consolidate Beijing Tarena, which holds an Internet Content Provider license, or ICP license. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena. For a description of the risks relating to our corporate structure and the contractual arrangements we have entered into with our VIE, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

In 2015, we invested RMB24.0 million in five PRC companies which are engaged in the provision of educational products and services. In 2016, we invested RMB12.8 million in three companies which are mainly engaged in the provision of educational products and services. In 2017, we invested RMB50.5 million in three companies which are mainly engaged in the provision of IT, educational products and services. In 2018, we acquired Wuhan Haoxiaozi Robot Technology Co., Ltd.(or “RTEC”), one of the largest K-12 robotics programming education service providers in Hunan and Hubei provinces in China.

The table below sets forth the respective revenues and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIEs as of the dates and for the periods indicated:

	Net Revenues(1)						Total Assets(1)
	For the year ended December 31, 2016		For the year ended December 31, 2017		For the year ended December 31, 2018		As of December 31, 2018
Tarena and its wholly-owned subsidiaries	100%		100.0%		100.0%		95.8%
Consolidated VIEs(2)	0.0	%(3)	0.0	%(3)	0.0	%(3)	4.2%
Total	100.0%		100.0%		100.0%		100.0%

 Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.

(2)	Shanghai Tarena, one of our consolidated VIEs, was wound up in December 2016.

(3)	The net revenues from consolidated VIEs are immaterial and accounted for 0.0% due to rounding.

We have dual headquarters in China. Our principal executive offices in Beijing are located at 6/F, No. 1 Andingmenwai Street, Lychee Plaza, Chaoyang District, Beijing 100011, China, People’s Republic of China. Our telephone number at this address is +86 10 6213 5687. Our principal executive offices in Hangzhou are located at 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou 310000, People’s Republic of China. Our telephone number at this address is +86 571 5602 0827. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.tedu.cn. The information contained on our website is not a part of this annual report.

B.       Business Overview

We provide professional education and K-12 education services in China. Our core strength is in IT professional education services. We currently offer courses in 14 IT subjects, four non-IT subjects and two K-12 education programs.

For our adult students, our education platform combines live distance instruction, classroom-based tutoring and online learning modules. We deliver professional education lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 180 directly managed learning centers in 70 cities in China as of December 31, 2018. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, examinations, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance. In addition to our TTS platform, we launched TMOOC.cn in March 2015, which offers not only regular teaching video contents, but also continuing education courses and job placement training courses, in order to cover a broader customer base. We offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. TMOOC.cn is also important for our marketing efforts.

In December 2015, we launched new training programs TongchengTongmei featuring IT training courses and non-IT training courses for minors. In March 2016, we rolled out K-12 robotics programming courses. In 2017, we launched coding mathematics to further diversify our course offerings in K-12 education. These new programs target and contain curriculum that is customized for pre-school, primary to secondary school students aged between three and eighteen. Similar to programs designed for adult students, our courses for preschool, primary to high school students also adopted dual-teaching model. Students are taught by either live distance instructors or pre-recorded videos, with teaching assistants face-to-face in classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, led by on-site teaching assistants. These programs are partly delivered through the facilities of existing learning centers to improve the utilization of the facilities. Since 2016, we also set up standalone centers for K-12 education programs, which have further improved our brand recognition and teaching facilities and brought better learning experience for our students. As of December 31, 2018, there were 148 TongchengTongmei standalone learning centers, including acquired centers, covering 53 cities in China.

We have a strong commitment to career services for our adult training business. We had 1,101 career counselors as of December 31, 2018, who advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We had 262 employer cooperation representatives as of December 31, 2018, who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including Global Fortune 500 companies and leading technology companies.

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. We also control and consolidate a VIE, Beijing Tarena. Beijing Tarena has added our TMOOC.cn and 61it.cn website under the ICP license for goto211.com held by Beijing Tarena. Our wholly-owned subsidiaries in China are currently not eligible as wholly-owned foreign-invested enterprises to hold ICP licenses.

Our Education Platform

Our education platform combines three key components: live distance instruction, classroom-based tutoring and online learning modules.

Live distance instruction

From our headquarters in Beijing, our instructors deliver live courses primarily via live webcast to our learning centers across China. Students attending class watch live audio-video broadcasts of lectures delivered using streaming media and other internet-based technologies. Our full-time adult students typically watch live lectures for approximately five hours a day and work on practice exercises assigned by instructors for approximately two hours every day during the classroom sessions, which generally last from 9:00 a.m. to 6:00 p.m. five days a week.

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

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2018, we directly managed a total of 328 learning centers in 70 major cities across China. Our learning centers for adults vary in terms of size, typically having between seven and 15 classrooms, with each classroom typically able to host between 20 and 40 students. Learning centers for K-12 students vary in terms of size, ranging between approximately 300 and 700 square meters. The number of students vary according to different courses, with typically around 8 students in small classrooms and 15 students in large classrooms. In addition to the learning centers that we operate directly, we also have one franchised learning centers in Xi’an and one in Yinchuan, as well as another 27 franchised learning centers newly acquired in 2018. The franchise fee from such learning centers was immaterial in 2018.

Meanwhile, we have been actively establishing new learning centers to support the fast expansion of our K-12 education business. As of December 31, 2018, we directly managed a total of 148 learning centers in 50 cities across China solely for our K-12 education business.

In 2018, we have entered 70 cities in China, recruited approximately 116,500 adult students and approximately 45,600 K-12 students. Approximately 56.1% of the adult students were from the following cities:Beijing, Shenzhen, Guangzhou, Shanghai, Hangzhou, Chengdu, Wuhan, Zhengzhou, Nanjing, Chongqing. Other cities accounted for 43.9% of total enrollments. Approximately 57.74% of the kid students were from the following cities:Beijing, Changsha, Wuhan, Zhengzhou, Shanghai, Guangzhou, Shenzhen, Jinan, Hangzhou, Chengdu. Other cities accounted for 42.26% of total enrollments.

Online learning modules

Our live distance instruction and classroom-based tutoring are supplemented by our proprietary online learning modules featured on our TTS platform. TTS has the following five core functions:

•	Course content. TTS contains lecture slides, key lecture video recordings, case studies, practice exercises and supplemental reading materials. In addition to recordings of past lectures, TTS also features exclusive online videos on key course materials. Students may view lecture videos using the computers at our learning centers. To foster effective learning of our course lecture materials, especially theoretical knowledge points, TTS features software development case studies and practice exercises. TTS contains supplemental reading materials on areas in which we have historically received frequent questions from students. TTS also allows students to download coding materials and study notes that they have prepared for reference in their future jobs.

•	Self-assessment examinations. TTS features daily and weekly interactive mock examinations to measure learning outcomes. Students use the mock exams to assess their learning results and gauge their grasp of course content. After students complete a self-assessment examination, TTS automatically provides students with detailed explanations on each of the exam questions.

•	Student and teaching staff interaction. TTS allows students to interact with instructors and teaching assistants. In class, students may raise questions for instructors and teaching assistants using the messaging tools on TTS. After class, students can post questions to the teaching assistants through the online question and answer board in TTS. To ensure the accuracy of responses and to identify questions of common interest, our instructors also actively review questions posted on TTS and regularly provide answers. Students are given the opportunity to provide feedback for each answer or tutorial service provided by teaching assistants using the evaluation functions on TTS.

•	Student management tools. TTS allows instructors to receive daily ratings and feedback from students. Instructors may then adjust their lecture pace and coverage of course materials each day. TTS enables teaching assistants to evaluate each student’s academic performance. The teaching assistant interface of TTS contains each student’s monthly performance test scores, as well as each student’s ranking within the class and nationally. Teaching assistants are required to follow-up with underperforming students regarding their academic status and to adopt concrete action plans with such students to improve their future performance. TTS also allows teaching assistants to monitor each student’s attendance and to log their daily tutoring activities.

•	Online student community. TTS serves as an online student community that fosters academic collaboration among students. We encourage students to post course-related articles and comments sharing their study experiences on the bulletin board forum.

In addition to our TTS platform, we launched TMOOC.cn in March 2015 to cover a broader customer base. TMOOC.cn offers two types of online learning products: continuing education courses and job placement training courses. Continuing education courses, composed of a library of video clips that focus on on-the-job practical skills, target working professionals and others with continuing education needs. Job placement training courses are full-length programs that target job seekers. These recruitment-oriented courses are carefully chosen from existing courses at our learning centers and redesigned to be more suitable for the online learning environment. Users who finish all modules in a job placement training course and pass the relevant Tarena certification examination will receive the same job placement services that we offer to students at learning centers. We also offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. The number of registered TMOOC.cn users has reached more than 800,000 as of December 31, 2018, and our proprietary content library offers more than 144,000 hours of video content.

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We also provide K-12 students with STEAM education to help them develop their logical thinking ability as well as their practical skills. We currently offer courses in 14 IT subjects, four non-IT subjects and two K-12 education programs.

For adult students we generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

•	Full-time class. The term for a full-time class is typically four months and includes approximately 580 learning hours. Full-time classes are conducted in our learning centers. In 2018, approximately 76% of our enrolled students attended our full-time classes..

•	Part-time class. Part-time classes typically have terms of four to eight months. We offer a more flexible course schedule for our part-time class students given they typically have full time jobs. We offer our part-time class students the opportunity to complete a portion of lessons online by watching videos available on TTS through TMOOC.cn. In 2018, TMOOC.cn provided 29 courses online, with a tuition of more than RMB1,000 per course, such as User Interface Designer VIP Curriculum, Java Software Development VIP Curriculum, and Python Artificial Intelligence Development VIP Curriculum. In 2018, approximately 24% of our enrolled students attended our part-time classes.

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

IT education courses

We offer education courses covering the following IT subjects:

Subject	Year of Launch	Focus of Course Content
Java	2002	Programming for Windows and Linux-based desktop software and web-based software
.NET	2007	Development of software based on the .NET framework that runs primarily on Windows
C++	2009	Programming for Windows and Linux-based desktop software
Software testing	2009	Practical software testing and quality assurance training
Embedded	2009	Development of software to control machines and devices
PHP	2010	Web-based software development for e-commerce industries
Android	2011	Programming for Android-based applications
iOS	2012	Programming for iOS-based applications
Linux and network engineering	2013	Linux operating system and network management technology
Big Data	2015	Hadoop, HBase, Hive, Zookeeper
Web front-end development	2015	HTML5, CSS3, JavaScript, jQuery, AJAX, Bootstrap, AngularJS, Web APP
VR/AR	2016	Programming for developing a full range of VR/AR projects
Python	2017	Python and AI full stack of software development
Network engineer	2018	Designing, modeling, and implementing computer networks for reliability, performance, and security

Graduates of our IT education courses receive Tarena Certified Software Developer certificates, or TCSD certificates. Holders of TCSD certificates are qualified to obtain the intermediate-advanced software engineer certificate issued by the MIIT, for their respective field of study, subject to such graduates passing our internal examination. Graduates of our Java courses are granted ORACLE Certified Java Programmer certificates by ORACLE Corporation after passing the relevant exams. Our Linux and network engineering course graduates may sign up and take Red Hat certification exams directly at our learning centers. Graduates of our Network Engineer course are granted HUAIWEI Certifications after passing the relevant exams.

Non-IT education courses

We began offering courses in non-IT subjects in 2013. We launched our digital art course in February 2013, our online sales and marketing course in November 2013 and our accounting course in October 2014. The following table describes the non-IT courses that we currently offer:

Subject	Year of Launch	Focus of Course Content
Digital art	2013	Latest Adobe user interface design technology for graphic, webpage and mobile sites design
Online sales and marketing	2013	Search engine marketing, search engine optimization, and other internet based marketing, including microblog marketing
Accounting	2014	Accounting certificate, and chief accountant practice
Computer-based design	2018	Comprehensive design courses, including main case design, deepening design, display design, furnishing design, hand-drawn CAD and professional CAD

Since its launch in February 2013, our digital art course has registered strong growth in student enrollments and has become one of the largest courses in terms of net revenue contribution in 2018. Our accounting course helps us target a broader student base. Graduates of our digital art courses are granted the certificates by ACAA or ADOBE after passing the relevant exams.

K-12 Education Programs

In December 2015, we launched new training programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for K-12 students. In March 2016, we rolled out K-12 robotics programming courses. In 2017, we launched coding mathematics to further diversify our course offerings in K-12 education. In 2018, we further adjusted our course offering of our TongchengTongmei programs. As a result, our digital art and coding mathematics programs were inactive in 2018 and 2019. We treat the TongchengTongmei programs as our main effort to enter into the K-12 STEAM education market, and a significantly growing part of our operation.

Subject	Year of Launch	Focus of Course Content
Computer programming	2015	Programming skills training in JavaScript, Java, HTML5, Python, C++, iOS and Android, encompass subjects in scratch, game programming, web programming, server programming, app development, etc.
Digital art*	2015	User interface design technology for graphic, webpage and mobile sites design, and 3D printing courses
Robotics programming	2016	Introductions to programmable robots, including mechanic structure and relevant programming, advanced artificial intelligence and robot development
Coding Mathematics*	2017	Mathematics and algorithm logistics training based on scratch programming assistance

Note:

*	Inactive in 2018 and 2019.

Compared with the curriculum for adult students, the IT and non-IT courses offered under the TongchengTongmei programs feature materials that are customized for young children. All of our K-12 education programs target and contain curriculum that is customized for pre-school, primary to high school students aged between three and eighteen. Similar to programs designed for adult students, our courses for preschool, primary to high school students also adopted dual-teaching model. Students are taught by either live distance instructors or pre-recorded videos, with teaching assistants face-to-face in classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, led by on-site teaching assistants.

Courses under TongchengTongmei programs typically have multiple levels, with each level consisting of 60 to 120 learning hours per year. Each session usually takes two to three hours depending on different level applicable. Depending on the age group, it generally takes approximately one year to complete each level. In 2018, our TongchengTongmei programs were offered in 50 cities in China. The revenue of online course and offline course in TongchengTongmei programs accounts for 1% and 99%, respectively.Online learning in small groups model is also available for election, of which the current enrollment is insignificant.

Our Teaching Staff

Our instructors

As of December 31, 2018, we employed 452 full-time instructors. Most of our instructors for IT education courses have industry backgrounds in global and domestic technology companies. Instructors for non-IT education courses are typically experts or veterans in their respective specialized fields. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brands, our well-established teaching infrastructure and sales team and our competitive compensation.

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

Our teaching assistants

We believe that our dedicated teaching assistants are essential to the success of our education model. Our teaching assistants interact with and tutor our students on a daily basis, and are instrumental in facilitating a disciplined and focused learning environment. Each classroom is staffed with one or two teaching assistants, who attend lectures together with students. Teaching assistants are available during class hours to answer student questions in person, and after class hours to address inquiries online via TTS or on-site until 8:30 p.m. Teaching assistants are also responsible for offering focused tutoring services to underperforming students and continuously monitoring their academic results. Our teaching assistants are also one of the key factors of the operation of our K-12 education programs as we need our teaching assistants to guide our students throughout the course. We have adopted a comprehensive set of key performance indicators, or KPIs, to evaluate the performance of our teaching assistants. Such KPIs include student satisfaction, exam scores of students on monthly performance tests, the improvement of underperforming students and employment results after graduation, among other indicators.

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 2,394 teaching assistants as of December 31, 2018.

Course Content Development

In addition to teaching, our instructors also develop the course content in their respective subject areas. We regularly update our existing courses, typically every six months, to stay abreast of the latest technology developments and industry trends. Our instructors are also responsible for producing practice exercises and exam questions for monthly performance tests to evaluate the effectiveness of our student self-assessment tests in TTS. We regularly engage in new course development in order to capture demands created by evolving job market and industry trends. We have a set of procedures for new course development. Prior to developing a new course, we gather market intelligence by collecting job market demand information to ensure that we are developing relevant and up-to-date courses. We conduct a series of surveys, each with clear parameters, to determine various aspects of the proposed new course. Once we gather enough market intelligence, we recruit, or identify from within Tarena, instructors with the appropriate industry and academic background to form a course-specific development task team. The development of our K-12 education program courses is mostly programming centered. In addition, we focus on leveraging our experience in IT courses, especially programming courses, to develop coding- and programming-based courses for our K-12 education programs.

All of our new courses are pilot tested in selected learning centers for student satisfaction, training practicality and employment outcomes. In 2018, we launched network engineer course.

Our software research and development department is tasked with improving the technical performance and user experience of TTS.

Our Students

The majority of our students of our adult IT and non-IT education courses are college students and graduates. In 2018, 69.3 % of our enrolled students of such courses were either studying towards, or already held, a post-secondary degree. Our student enrollment in professional education courses reached approximately 116,500 in 2018, and our student enrollment in K-12 education programs reached approximately 45,600 in 2018.

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

To promote brand awareness, we place advertisements in industry trade publications and present at industry trade seminars and conventions. We also began to host our annual Tarena-Discovery Cup Chinese University Students Software Design Competition in April 2012. In 2015, we changed our logo from “Tarena Technology” to “Tarena Education” to better showcase our professional image in education.

We also encourage our students at schools to introduce their friends or classmates who are interested in taking professional education courses. Student referral has become one of the key channels we access to new students.

In addition to our marketing efforts and student referrals, we recruit a significant portion of our students directly from universities and colleges. As of December 31, 2018, we have cooperated with over 636 universities and colleges in China under one of the two following modes of cooperation:

•	Joint-majors. We cooperate with 96 universities and colleges in China to offer joint-major degree programs in accordance with the higher education reform policies of each province. Our in-depth cooperation with these universities and colleges involve the recruitment services, management of students, course instruction and placement, so as to achieve the purpose of improving the course quality, placement rate and teaching quality of the universities and colleges, which integrate our selected courses into their standard undergraduate curriculum for students enrolled in such joint-major programs. Students can attend part of the courses in our established on-campus learning sites and part of the courses at our learning centers. By working with universities on such joint-majors programs, we have developed a strong bond with such partners, from which we believe we can benefit for recruitment and brand promotion.

•	Enrollment cooperation. We have enrollment cooperation with over 636 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students. We have also entered into framework agreements with certain of such universities to launch courses to be chosen by students on voluntary basis to enhance our brand awareness, and our university partners will also make recommendations of our professional education courses to senior students. Starting in 2018, we also collaborate with some of such universities to roll out our featured programs, providing students with the option to choose our courses embedded in their school curriculum in their first and second school years, while by gradation in their third or fourth year, students can decide if they will attend our full time courses and make payments separately.

We had a total of 519 university cooperation representatives as of December 31, 2018. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China.

Student job placement services

We have an effective job placement program for our adult students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 1,101 career counselors as of December 31, 2018.

Each learning center offering courses for adult students also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 262 employer cooperation representatives as of December 31, 2018. We invite corporate employers to host recruiting events and interviews at our learning centers and offer students with interview opportunities across the country.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China.

We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the average six-month post-course job placement rate for a year by averaging the six-month post-course job placement rates of each month of such year. Our average six-month post-course job placement rate for each of 2017 and 2018 was over 90%. When calculating such job placement rates for 2017 and 2018, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2017 and 2018 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2017 and 2018, 86% and 88% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2017 and 2018 who later successfully graduated from our programs with graduation certificates awarded, 76% and 75% of such students, respectively, were deemed to be job-seeking students.

Our Network of Employers

We have a track record of producing job-ready and highly qualified candidates for many corporate employers. Our network of potential employers for our students include Global Fortune 500 companies, and leading technology, IT services and internet companies in China.

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

Tuition Fees

For our full-time classes for adult students, our standard tuition fees generally range from RMB17,800 to RMB23,800 per course. We raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2018. We also increased our tuition fees for part-time classes on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2018. For our K-12 education programs, our standard tuition fees are between RMB6,800 and RMB19,200. Courses under K-12 education program typically are composed of four levels, with each level consisting of 80 to 120 learning hours in one year.

We primarily offer two payment options for our adult students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also offer an option whereby qualified adult students can pay our tuition fees within a period of time after graduation. For students recruited through our joint-majors with universities and colleges, they pay tuition fees for their degrees directly to the universities and colleges, and we share a portion of such fees with the universities and colleges as tuition for our courses.

To assist our students in paying our tuition fees, we mainly offered the following five credit sources, namely Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., Qianchengyi, 9F Group, to provide financing services for our students to make one-time, up-front tuition payments in 2018.

45.55% of our students enrolled in 2018 obtained financing from one of the 5 abovementioned sources. Such financing arrangements are bilateral in nature, and are carried out between our students and the respective financing institution directly.

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

As of December 31, 2018, we had registered 86 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech held 106 registered software copyrights, 56 trademarks and 171 registered domain names including www.tedu.cn. Beijing Tarena held the domain name TMOOC.cn.

Competition

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. For our IT training courses, we face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. For our non-IT training courses, we face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China. As we enter the K-12 education services market, we also face competition from other national and regional providers of K-12 education services. Our student enrollment rate could be impacted by the operations of academic K-12 education and tutoring service providers, given our target students have limited time and energy and they need to choose among different courses and programs.

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

Insurance

We do not maintain any property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain accident injury insurance and accident injury medical insurance for our employees based in our headquarters in Beijing, and we maintain liability insurance for part of our adult students and travel insurance for our K-12 students participating in our camp or event-related travel. Uninsured injury or death to our students or staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have limited insurance coverage for our operations in China.”

Government Regulations

Regulations on Private Education

Education Law of the PRC

On March 18, 1995, the National People’s Congress, or the NPC, promulgated the Education Law of the PRC, or the Education Law. Pursuant to the Education Law, enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. However, private schools may be operated for “reasonable returns” as described in more detail below. On December 27, 2015, the Standing Committee of the NPC released the Amendment to the Education Law of the PRC, taking into effect on June 1, 2016, pursuant to which the Standing Committee of the NPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets.

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

On August 3, 2007, the Standing Committee of the NPC promulgated the Employment Promotion Law of the PRC, or the Employment Promotion Law, which became effective on January 1, 2008 and was amended on April 24, 2015. Pursuant to the Employment Promotion Law, the PRC government at and above the county level shall encourage and support professional schools, professional training institutions and corporations to carry out pre-employment training, employment training, re-employment training and entrepreneurship training, and encourage workers to attend various types of training programs. Corporations in China are requested to set aside financial resources for the training and continued education of their employees.

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the Standing Committee of the NPC promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003 and was amended on December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the Private Education Implementation Rules, which became effective on April 1, 2004. Under the Private Education Law and the Private Education Law Implementation Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in professional qualification training and professional education training shall be subject to approvals from the authorities in charge of human resources and social security.

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

According to the Private Education Law and the Private Education Implementation Rules, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders”. The economic substance of “sponsorship interest” that a sponsor holds in a private school is, for all other practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. A sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. The capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school’s decision making body. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs. Nevertheless, before the Standing Committee of the NPC promulgated the Decision on Amending the Law for Promoting Private Education of the PRC on November 7, 2016 which came into force on September 1, 2017 and was further amended on December 29, 2018, or the Amendment to the Private Education Law, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

As for private training institutions, the Private Education Law provides that the regulations applicable to private training institutions registered with the SAMR and its local counterparts shall be formulated by the State Council separately. On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which announced the policy that the government will implement a reform to divide private schools into two categories: (i) for-profit private schools and (ii) not-for-profit private schools. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot, pursuant to which the PRC government plans to implement a for-profit and non-profit classified management system for the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School.

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

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which require to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provide that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of organizations of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspections.

On December 30, 2016, the Implementation Rules for Private School Classification Registration was issued by the MOE, the Ministry of Human Resources and Social Welfare and other relevant authorities, which requires all private schools, including non-profit private schools and for-profit private schools, to obtain “school permits”. Existing private schools established before promulgation of the Amendment to the Private Education Law which choose to register as for-profit private schools should apply for new school permits and complete the re-registration process. If such private schools choose to register as non-profit schools, they shall amend their articles of association, continue their operation and complete the new registration process. The Regulatory Implementation Rules for Profitable Private School issued by the MOE, the Ministry of Human Resources and Social Welfare and other relevant authorities further provide that the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of human resources and social welfare, and then be registered with the competent branch of SAMR. In addition, for-profit private training institutions shall also be regulated and governed with reference to such rules.

On August 31, 2017, the Notice on the Work concerning the Administration of the Name Registration for For-profit Private Schools was issued by the SAMR and the MOE, which requires that for-profit private schools shall, in accordance with the relevant provisions of the PRC Company Law and the Private Education Law, be registered as limited liability companies or joint stock limited companies, and their names shall comply with the provisions of relevant laws and regulations on company registration administration and education.

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

As of the date of this annual report, certain local governments, such as Shanghai, Beijing and Jiangsu province, Hebei province, Sha’anxi province, and Qionghai of Hainan province have promulgated their local regulations relating to legal person registration and administration for private schools. However, these local regulations are silent on the licensing and other administrative requirements for online education schools, and the implementation regulations in the nation level and most provinces in the PRC are yet to be introduced.

On April 20, 2018, the MOE issued the Implementation Rules for the Law for Promoting Private Education (Revised Draft) (Draft for Public Comment), or the Revised Private Education Implementation Rules Draft. Among other things, the Revised Private Education Implementation Rules Draft clarifies the types of different private training institutions and the corresponding regulatory principles: (i) the private training institutions which provide school education related courses or courses for the purpose of entrance exams facing children and teenagers in pre-school education or basic education stage, shall be regulated as “private education training institutions" which are required to obtain a school permit to be issued by the education authorities; (ii) the private training institutions which provide cultural education training, non-diploma continuing education or the training courses for the personal promotion purposes such as the course of language, art, sports, science or technology etc. facing adults, do not need to obtain a school permit and could directly apply for registration as a legal person, provided that such training institutions could not provide school education related courses or courses for the purpose of entrance exams facing children and teenagers in pre-school education or basic education stage; and (iii) the private training institutions which provide school education related courses or courses for the purpose of entrance exams facing children and teenagers in pre-school education or basic education stage, or the training for professional qualification and skills, through the internet, shall obtain a school permit to be issued by the provincial education authorities or the human resources and social security authorities, as the case maybe. However, it is uncertain when the Revised Private Education Implementation Rules Draft would be signed into law and whether the final version would have any substantial changes to the draft.

On August 10, 2018, the MOJ published Draft Amendment to Private Education Promotion Regulations to seek public comments. The Draft Amendment to Private Education Promotion Regulations clarifies the types of different private schools or private training institutions and the corresponding regulatory principles: (i) the private schools which provide school education related courses or courses for the preparation of entrance exams facing children, teenagers and adults in pre-school education, basic education stage and higher academic education, shall be regulated as “private education schools” which are required to obtain school permits to be issued by the education authorities, (ii) the private training institutions which provide trainings for professional qualifications or skills, shall obtain school permits to be issued by the human resources and social security authorities and make filing with the education authorities, (iii) the private training institutions which enroll children and teenagers of kindergarten, primary school or middle and high school age and implementing activities related to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, shall subject to the examination and approval of the education authorities at or above the county level, and (iv) the private training institutions which provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, as well as activities targeting at the cultural education for adults and non-degree continuing education, are allowed to be registered as a legal person directly. The Draft Amendment to Private Education Promotion Regulations further stipulates that, (i) the private school which uses internet technology to provide education for academic credentials online shall obtain a private school operating permit of similar academic education institution at the same level as well as an internet operating permit; (ii) the institution that uses the internet technology to conduct training and educational activities, training for professional qualifications and skills, or providing an internet technology service platform for the aforementioned activities, shall obtain the corresponding internet operating permit and make filing with the education authorities and the human resources and social security authorities at the provincial level where the institution is domiciled, provided such institutions shall not implement educational and teaching activities which requires the private school operating permit; and (iii) the internet technology service platform for the training and educational activities shall examine and register the identity information of institutions or individuals applying for access to the platform. However, it is uncertain when the Draft Amendment to Private Education Promotion Regulations would be signed into law and whether the final version would have any substantial changes to the draft.

Regulations on Off-Campus Training for K-12 Students

The General Office of the State Council promulgated the Circular 80 on August 6, 2018. Circular 80 requires that after-school education institutions shall obtain school operation permits and business licenses. For courses of school academic subjects such as Chinese, mathematics, English, physics, chemistry and biology, the key information of such courses, including the specific subjects, course schedules, and course syllabi, shall be filed with the local education authorities and made public, and the course progress shall not surpass the same-period progress of local primary schools and secondary schools. Circular 80 further provides that after-school education institutions shall obtain approvals from local education authorities for opening new branches or learning centers.

In addition, the Notice on Effectively Reducing Extracurricular Burdens of Primary and Middle School Students and Conducting Special Administrative Actions for Off-campus Training Institutions promulgated by the MOE and other relevant authorities on February 13, 2018, the Notice on Effectively Conducting Special Administrative Actions for Off-campus Training Institutions promulgated by the MOE on August 31, 2018, the Notice on Perfecting the Working System of Conducting Special Administrative Actions for Off-campus Training Institutions promulgated by the MOE and other relevant authorities on November 20, 2018 and the Notice on Measures to Reduce the Burden on Primary and Secondary School Students promulgated by the MOE and other relevant authorities on December 28, 2018, also provide after-school education institutions shall obtain school operation permits and business licenses, and for courses of school academic subjects, the key information of such courses, including the specific subjects, course schedules, and course syllabi, shall be filed with the local education authorities, and the course progress shall not surpass the same-period progress of local primary schools and secondary schools.

The MOE, jointly with certain other PRC government authorities, promulgated the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions should file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities should, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings. With respect to the filing requirements, the Online After-School Training Opinions provided, among others: (i) an online after-school training institution should file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore, should file before October 31, 2019 if it has already conducted online after-school training; (ii) the online after-school training institutions should file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities should promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel. The Online After-School Training Opinions further provided that the competent provincial education regulatory authorities should, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings before the end of December 2019, focusing on the following matters: (i) the training content should not include online games or other content or links irrelevant with the training, and should not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data should be stored for more than one year and the live streaming teaching videos should be stored for more than 60 days; (ii) each course should not last longer than 40 minutes and should be taken at intervals of not less than 10 minutes, and the training time should not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education should not end later than 9:00 p.m., and should not leave homework for primary school students in Grade 1 and Grade 2. The online after-school training platforms should have eye protection and parental supervision functions; (iii) the online after-school training institutions should not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects were required to obtain necessary teacher qualification licenses. The online after-school training Institutions’ training platforms and course interfaces should publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online afterschool training institutions should verify the identification information of each student, and should not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy should be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and should not be used for other investment activities; where fees are charged based on the number of classes, fees were not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees should not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after reviewing by the competent provincial education regulatory authorities should complete the rectification before the end of June 2020, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

On October 9, 2019, Beijing Municipal Education Commission, one of our competent regulatory bodies, issued the trial implementation rules with respect to the filing requirements in relation to the Online After-School Training Opinions, which require, among others, that online after-school training institutions that (i) are registered or have its ICP filing in Beijing; and (ii) provide online after-school training to students in primary or secondary schools using internet technology on academic subjects such as Chinese, mathematics, English, physics, chemistry, politics, history, geography, biology, etc., to submit filing materials required under the Online After-School Training Opinions before October 31, 2019 via an official filing platform nationwide.

Regulations on Educational Apps

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Educational Apps, which require, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education before the end of 2019. The MOE expects to further promulgate implementation rules with respect to such filing requirements. The Opinions on Educational Apps also requires, among others, that: (i) before filing, the Educational App’s provider obtain the ICP License or complete the ICP filing and obtain the certificate of the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and amended in 2019 in accordance with the Education Law, the Occupational Education Law and the Private Education Law. The Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, were issued by the MOE in 2004. The Regulations on Chinese-Foreign Cooperation in Operating Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC. Cooperation in the areas of higher education and occupational/professional education is especially encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education or military, police, political and other kinds of education that are of a special nature in China. The Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools in China, which provide educational services mainly for Chinese citizens.

The Ministry of Human Resources and Social Security (formerly known as Ministry of Labor and Social Security) also promulgated the Regulations on Operation Chinese-foreign Cooperation School in Professional Education Training to implement the Regulations on Operating Chinese-foreign Schools on July 26, 2006, which took effect on October 1, 2006 and was amended on April 30, 2015. The Regulations on Operation Chinese-foreign Cooperation School in Professional Education Training prohibits foreign institutions or individuals from independently establishing professional education training institutions in China, which provide educational services mainly for Chinese citizens.

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of our consolidated VIEs and schools to which our consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while 2018, one of our learning centers was transferred back to our VIE for business operation purpose. As of December 31, 2018, we operated 58 of our learning centers through private schools owned by subsidiaries of Tarena Tech. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE.”

Foreign Investments in Professional Education Services

The PRC Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission, or the NDRC, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in March 2017 and became effective in July 2017, divides the industries into three categories: encouraged, restricted and prohibited. On June 30, 2019, the NDRC and the MOFCOM jointly issued Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List, which became effective on July 30, 2019. Industries not listed in the Catalogue or the Negative List are generally open to foreign investment unless specifically restricted or prohibited. A wholly foreign-owned enterprise is generally permitted for encouraged industries and industries not listed in the Catalogue or industries not listed in the Negative List, while there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in restricted industries, such as the maximum shareholding threshold and special senior manager requirements. Industries in the prohibited category are not open to foreign investors. According to the Catalogue and the Negative List, foreign investment is encouraged in non-accredited professional education services and there is no limitation with respect to the maximum percentage of foreign ownership in a company conducting business in professional education services. Foreign investment is restricted to establishing Sino-foreign cooperative joint venture operations led by Chinese parties in pre-school education institutions, ordinary senior high schools and institutions of higher learning. Foreign Investment is prohibited in compulsory education institutions.

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

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, that became effective on January 1, 2018, and the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai, pursuant to which, any management measures and regulations applied to the institutions that provides training services only through the internet will be further promulgated separately. On November 9, 2018, Beijing Municipal Government promulgated the Operation Standards for Private Education Training Institutions in Beijing (For Trial) that became effective on the same date, which provides that the setting up standards for the institutions that provide training services only through the internet will be promulgated separately. On November 26, 2018, Beijing Municipal Government further promulgated the Methods of Classified Registration of Private School in Beijing and the Measures for the Supervision and Administration for the For-profit Private School in Beijing that became effective on the same date, which kept silent on such standards for the institutions that provides training services only through the internet. As of the date of this annual report, no other provisions related to online and distance education have been further promulgated in Shanghai or Beijing.

Interim Measures for the Management of the Collection of Private Education Fees

Pursuant to the Interim Measures for the Management of the Collection of Private Education Fees, which was promulgated by the NDRC, the MOE and the Ministry of Human Resources and Social Security on March 2, 2005, private schools may charge the students for tuition (or training expenses) and may also charge the students accommodating at school for an accommodation fee. The charging standards of the private schools that provides academic qualifications education shall be examined by the education authorities or the human resources and social security authorities and be approved by the competent pricing authority. The private schools that provide non-academic qualifications education may determine its own charging standards and file the standards with the competent pricing authority.

According to the Notice on the Cancellation of the Fee Charge Permit System and Strengthening Supervision, which was issued jointly by the NDRC and the Ministry of Finance on January 9, 2015, the Fee Charge Permit certificate issuance and annual review system was cancelled nationwide from January 1, 2016.

On October 12, 2015, the State Council and the Central Committee of the Communist Party of China jointly issued the Several Opinion of the Central Committee of the Communist Party of China and the State Council on Promoting the Price Mechanism Reform, which allows for-profit private schools to determine their prices on their own, while the tuition-collecting policies of non-profit private schools shall be determined by the provincial governments in a market-oriented manner and based on the local conditions.

Regulations on Internet Publications

On February 4, 2016, the the SAPPRFT and the MIIT jointly promulgated the Internet Publishing Service Administrative Measures, or the Internet Publishing Measures, which took effect on March 10, 2016 and replaced the Tentative Internet Publishing Administrative Measures jointly promulgated by the General Administration of Press and Publication and MIIT on June 27, 2002. The Internet Publishing Measures require entities that engage in internet publishing to obtain an Internet Publishing License for engaging in internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “internet publishing” is broad and refers to the act of online spreading of articles, whereby the internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs, internet publication and human resources intermediary service.”

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures provides that any business operator that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation License. Entities holding such licenses shall conduct their business within the permitted scope as provided in their licenses. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs, internet publication and human resources intermediary service.”

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

On April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, which was amended on March 10, 2017, or the Tentative Categories, which clarified the scope of internet audio-video programs services. According to the Tentative Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

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

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. The ICP license has a term of five years and shall be renewed within 90 days before expiration. Our consolidated VIE, Beijing Tarena, obtained an ICP license for the website goto211.com issued by Beijing Communications Administration on March 1, 2012, which will expire on September 26, 2022. Beijing Tarena has added TMOOC.cn and 61it.cn to such ICP license.

Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended respectively on September 10, 2008 and February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider (except E-Commerce) may not exceed 50%. The Negative List allows a foreign investor to own up to 100% of the total equity interest in an E-Commerce business. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholder. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Beijing Tarena, our consolidated VIE, owns the domain names goto211.com and TMOOC.cn and holds the ICP license necessary to operate our goto211.com and TMOOC.cn websites in China, while the trademarks relating to our operations are held by Tarena Tech, our WFOE. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by our VIE, we may need to transfer the trademarks to our VIE, which may severely disrupt our business. The Internet Electronic Bulletin Board Service Administrative Measures promulgated by the MIIT in October 2000 require ICP operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the PRC State Council and on September 23, 2014, and the foregoing measures were repealed and annulled. However, in practice, the competent authorities in Beijing may still require the relevant operating companies to obtain such approval for the operation of BBS services which we have not obtained.

In light of the aforesaid restrictions, we rely on Beijing Tarena, our consolidated VIE in China, to hold and maintain the licenses necessary to provide online education and other value-added telecommunications services in China. We operate our goto211.com and TMOOC.cn websites and value-added telecommunications services through Beijing Tarena. Beijing Tarena, our consolidated VIE in China, holds an ICP license that is valid until September 26, 2022 for the operation of goto211.com and TMOOC.cn.

Regulations on Human Resources Service

Human resources services in China are mainly regulated by the Ministry of Human Resources and Social Security. The principal regulation applicable to human resources services is the Regulations on Administration of Human Resources Markets, jointly promulgated by the Ministry of Human Resources and Social Security and the SAIC in September 11, 2001, as amended in March 22, 2005, April 30, 2015 and December 9, 2019 respectively. Under the Administration of Human Resources Markets, a human resources service intermediary refers to any entity which provides intermediary services for employers and any potential employees, and no entity may provide such services without a License for Human Resources Service. Any internet information service provider which provides intermediary services for employers and any potential employees via internet shall obtain such license.

On May 2, 2018, the State Council promulgated the the Interim Regulations for the Human Resources Market, or the Interim Regulations, which came into effect on October 1, 2018. The Interim Regulation further clarifies the requirements of human resources service licensing and filing. In accordance with the Interim Regulations, commercial human resources service providers intending to conduct employment agency activities are required to obtain a License for Human Resources, and any commercial human resources service providers engaging in the collection and release of human resources supply and demand information, employment and entrepreneurship guidance, human resources management consulting, human resources assessment, human resources training, or other human resources services activities, it should register with the competent authority within 15 days of the date on which it opens such activities. In addition, if any entity engages in commercial human resources service without a License for Human Resources Service, the competent authority shall order cessation of such activities, and if there is any illegal income, the illegal income will be confiscated and a fine of more than RMB 10,000 and less than RMB50,000 imposed; if any commercial human resources service providers engaging in human resources services activities fail to register with the competent authority on time, the competent authority shall order correction, or a fine more than RMB5,000 and less than RMB10,000 shall be imposed if such correction is not made. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs, internet publication and human resources intermediary service.”

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

The Foreign Investment Law is formulated to further expand the opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances, under which the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, amended in June 2004, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2018, we had registered 106 software copyrights in China.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as the Implementation Regulation of the PRC Trademark Law most recently adopted by the State Council in 2014. The Trademark Office under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 56 trademarks in China as of December 31, 2018.

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

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investments and removes certain other restrictions provided under previous laws and regulations promulgated by the SAFE for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing entrusted loans or repaying loans between non-financial enterprises.

On June 9, 2016, SAFE promulgated Circular 16, which expands the application scope from only the capital of foreign-invested enterprises to the capital, foreign debt proceeds and proceeds from overseas public offering. Furthermore, Circular 16 allows foreign-invested enterprises to use their foreign exchange capitals under capital account to the extent permitted by the relevant laws and regulations and removes certain prohibitions on using the Renminbi fund converted from the foreign exchange capitals under Circular 19, such as prohibitions on providing loans to the affiliated enterprises of such foreign-invested enterprises or repaying loans between non-financial enterprises.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or Circular 28, which, among other things, expanded the use of foreign exchange capital to domestic equity investments. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using capital funds on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Tarena Tech, which is a wholly foreign-owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the Company Law, as amended respectively on 2004, 2005, 2013 and 2018, and the Foreign Investment Law, which has come into effect on January 1, 2020.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branch of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events.

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

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branch for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

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

Regulation on Tax

PRC Enterprise Income Tax Law

On March 16, 2007, the NPC enacted the EIT Law, which was amended on February 24, 2017 and on December 29, 2018. Under the EIT Law and its Implementing Rules, which was enacted on December 6, 2007 by the State Council, and amended on April 23, 2019, enterprises are classified as PRC resident enterprises and non-PRC-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a PRC “resident enterprise,” meaning that it shall be treated in a manner similar to a PRC resident enterprise for enterprise income tax purposes. The Implementing Rules to the EIT Law defines “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise.

The SAT issued Circular 82 on April 22, 2009, as amended in December 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled and offshore-incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective from September 1, 2011 and amended respectively in 2015, 2016 and 2018, or Bulletin 45, providing more guidance on the implementation of Circular 82. Bulletin 45 clarifies matters including PRC resident enterprise status determination, post-determination administration and competent tax authorities etc. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

Pursuant to the Hong Kong Tax Treaty, and other applicable PRC regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 60. Based on Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. On October 14, 2019, the State Administration of Taxation promulgated a new Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020 and replaced and repealed Circular 60. Circular 35 sets forth similar rules that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong Subsidiary.”

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On October 17, 2017, the SAT released Announcement Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, effect from December 1, 2017 and amended in June 2018, which replaced the Non-resident Enterprise Measures. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. SAT Circular 37 provides certain changes to the current withholding regime, repeals and replaces all other provisions under Circular 698 and amends certain provisions in Public Notice 7. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven (7) days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time. There are little guidance and practical experience as to the application of Public Notice 7 or SAT Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or SAT Circular 37 or to establish that we should not be taxed under Public Notice 7 or SAT Circular 37. The PRC tax authorities have the discretion under SAT Circular 59, Public Notice 7 or SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

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

In addition, the EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Enterprises recognized as “high and new technology enterprises,” or HNTEs, will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech, renewed its HNTE certificate in 2012, 2015 and 2018, and is eligible to enjoy a preferential tax rate of 15% until the end of 2021. Tarena Hangzhou was established in 2013 and is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption beginning from 2019. On January 25, 2016, we acquired 100% of the equity interests in Hangzhou Han Ru Education Technology Co., Ltd, which is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2016.

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

An enterprise or individual providing taxable service within the territory of China has been historically required to pay the business tax at the rate of 3% or 5% on the revenues generated from provision of such services in accordance with applicable PRC tax regulations. However, if the services provided are technical transfer or technical development, or technical consulting and technical service related to technology transfer or technical development, business may be exempted subject to approval by the relevant tax authorities.

In November 2011, the Ministry of Finance and the SAT promulgated the Notice on the Pilot Program in Shanghai Replacing Business Tax with VAT in Transportation and Some Modern Service Sectors. Pursuant to this circular and other relevant notices, VAT shall be imposed in lieu of business tax in transportation and some modern service sectors firstly in Shanghai starting from January 1, 2012. On August 1, 2013, the VAT Pilot Program was implemented throughout China in transportation and some modern services sectors. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Announcement on Policies for Deeping the VAT Reform or Notice 39, which came into effect on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.

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

China’s National Labor Law, which became effective on January 1, 1995 and was amended on August 27, 2009 and on December 29, 2018, and China’s National Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002 and 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

On September 18, 2018, the General Meeting of State Council announced that the policies for social insurance shall remain unchanged until the reform has been completed for the transfer of the authority for social insurance from the Ministry of Human Resources and Social Security to the SAT on January 1, 2019. On September 21, 2018, the Ministry of Human Resources and Social Security released the Urgent Notice on Enforcing the Requirement of the General Meeting of the State Council and Stabilization the Levy of Social Insurance Payment which requires that the policies for both the rate and basis of social insurance contributions shall remain unchanged until the reform on the transfer of the authority for social insurance has been completed. On November 16, 2018, the SAT released the Notice of Certain Measures on Further Supporting and Serving the Development of Private Economy which provides that the policy for social insurance shall remain stable and the SAT will pursue to lower the social insurance contribution rates with the relevant authorities, and ensure the overall burden of social insurance contribution on enterprises will be lowered.

C.       Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated VIE and its subsidiaries, as of March 31, 2020:

Tarena International, Inc. (Cayman Islands) 100% Tarena Hong Kong Limited (Tarena HK) 100% TECHARENA CANADA INC. 100% Taiwan Tarena Information Software Co., Ltd. Outside PRC Inside PRC 100% Tarena Software Technology (Hangzhou) Co., Ltd. (Tarena Hangzhou) 2 subsidiaries 100% Tarena Technologies Inc. (Tarena Tech) (1) Beijing Tarena Jinqiao Technology Co., Ltd. (Beijing Tarena) 100% 3 subsidiaries 100% 1 school (2) 100% 46 subsidiaries 100% 30 subsidiaries(3) 29 schools(3)(4) Equity control Contractual arrangements consisted of exclusive business cooperation agreement, powers of attorney, equity interest pledge arrangements, exclusive option agreements, loan agreements and spousal consent letters Sponsorship interest

Notes:

(1)	Mr. Shaoyun Han, our founder and chairman, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our independent director, owns 30% of the equity interest in Beijing Tarena.
(2)	Mr. Shaoyun Han is the principal of Weifang Tarena Professional Education School.
(3)	Beijing Tongcheng Technology Co. Ltd., which is a wholly owned subsidiary of Tarena Tech, wholly owns RTEC, which holds 100% of the sponsorship interest in Wuhan Jiang'an Good Boy Robot Education and Training School and Changsha Kaifu District, The Science Kid Robot Education Training School.
(4)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School, Kunming Guandu Tarena Professional Education School, Nanjing Tarena Professional Education School, Shenzhen Bao’an Tarena Professional Education School, Harbin Tarena Professional Education School, Zhengzhou Tarena Professional Education School, Dalian High-Tech Zone Tarena Professional Education School, Shenyang Tarena Times Professional Education School, Zhuhai Tarena Professional Education School, Chengdu Tarena Professional Education School, Shenzhen Longhua Xinqu Tarena Professional Skills Education School, Changchun Tarena Professional Education School and Ningbo Tarena Professional Education School;Qian Li is the principal of Qingdao Tarena Professional Education School;Yue Qin Shen is the principal of Nanjing Weishang Tarena Professional Education School;Bin Du is the pricipal of Changchun Nanguanqu Yingcai Tianyi Professional Education School;Haibo Huang is the pricipal of Wuhan Technology Tarena Professional Education School;Wenwei Jia is the pricipal of Qingdao Shinan Tongcheng Technology Education Co.,Ltd.;Jiping Xing is the pricipal of Jinan lixia Tongcheng Tongmei Training School Co., Ltd.;Wei Wang is the pricipal of Wuhan Wuchang Tarena Zhixing Professional Education School;Yan Wang is the pricipal of Tianjin Tongcheng Tongmei Education Training School Co., Ltd., Tianjin Tarena Professional Education School Co.,Ltd.;Hui Liu is the pricipal of Xi'an Lianhu Tongcheng Tongmei Tonghui Training Center Co., Ltd.;Liping Han is the pricipal of Shijiazhuang Yuhuaqu Tongxincheng Education Training School,Shijiazhuang Changanqu Tongzhicheng Education Training School;Meiyue Zhu is the pricipal of Shenyang Hengping Tongcheng Educational Center,Shenyang Tiexi Tongchengtongmei Educational Center;Jinxia Zhao is the pricipal of Nanchang Gaoxin Tarena Science and technology Education Training School;Zengbo Li is the pricipal of Kunming Wuhua Tongcheng Tongmei Education Training School Co., Ltd.;Hehai Tian is the pricipal of Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd.Shuai Wang is the pricipal of Qinhuangdao Haigang Tarena Professional Education School, Shijiazhuang Tarena Professional Education School;Mingyun Qi is the pricipal of Shijiazhuang Ajia Professional Education School;Nan Pan is the pricipal of Shijiazhuang Tongcheng Education School;De Xun Wang* is the principal of Guangzhou Tarena Software Professional Education School;Jing Liu* is the principal of Dalian Shahekou Tarena Accounting Professional Education School; Li Zhe* is the principal of Wuhan Jiang'an Good Boy Robot Education and Training School; Dan Liu*is the principal of Changsha Kaifu District, the Science Kid Robot Education Training School, Nanchang Xihu Tarena Technology Digital Art School.

* De Xun Wang, Jing Liu and Li Zhe, Dan Liu are no longer employed by us. The principal registration for each of Guangzhou Tarena Software Professional Education School, Dalian Shahekou Tarena Accounting Professional Education School and Wuhan Jiang'an Good Boy Robot Education and Training School has not been updated.

Because of foreign ownership restriction on internet content and other value-added telecommunication services in China, we operate our goto211.com and TMOOC.cn websites through our consolidated VIE, Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jianguang Li, our independent director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

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

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Tarena and Tarena Tech, as amended and restated, Tarena Tech has the exclusive right to provide, among other things, technical support, business support and related consulting services to Beijing Tarena and Beijing Tarena agrees to accept all the consultation and services provided by Tarena Tech. Without Tarena Tech’s prior written consent, Beijing Tarena is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Tarena Tech exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing Tarena agrees to pay a monthly service fee to Tarena Tech at an amount negotiated by Tarena Tech and Beijing Tarena after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Tarena Tech employees providing services to Beijing Tarena, the value of services provided, the market price of comparable services and the operating conditions of Beijing Tarena. Furthermore, to the extent permitted under the PRC law, Tarena Tech agrees to provide financial support to Beijing Tarena if Beijing Tarena has any operating loss or suffered any critical operation adversity. The term of the agreement will remain effective unless Tarena Tech terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing Tarena or Tarena Tech to renew its respective business license upon expiration. Without the consent of Tarena Tech, Beijing Tarena is not permitted to terminate this agreement in any event unless required by applicable laws.

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

D.       Property, Plants and Equipment

We have dual headquarters in China, located in Beijing and Hangzhou. Our principal executive offices in Beijing comprise of 2,835.8 square meters and accommodate certain of our management and general and administrative activities, as well as our research and development activities. We also have 30,675.7 square meters in leased classroom space in Beijing. Our principal executive offices and classrooms in Hangzhou comprise of 16,773.7 square meters of leased space. Our principal executive offices in Hangzhou accommodate certain of our management and general and administrative activities.

In addition to our principal executive offices in Beijing and Hangzhou, we maintain a number of offices, classrooms and student dormitories with an aggregate of 318,888 square meters in 65 cities in the PRC. For our leased facilities, we leased them from unrelated third parties. Our lease terms range from six months to ten years. We purchased two office buildings in Beijing in 2016, mainly for teaching purpose, and to a lesser extent for administrative function. We paid an aggregate of RMB231.9 million for these two office buildings. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB50 million in 2016. The purpose of these two buildings is mainly teaching and partly for administration.

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

A.       Operating Results

Overview

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2016, 2017 and 2018, we generated net revenues of RMB1,520.0 million, RMB1,753.7 million and RMB2,085.4 million, respectively. We record tuition fees that we collect in advance as deferred revenues. Our net revenues are presented net of business tax and surcharges.

Number of Course and Student Enrollments

Our ability to generate and increase revenues is primarily driven by our ability to increase the number of student enrollments. Our total adult student enrollments increased from approximately 108,800 in 2016 to approximately 118,600 in 2017 and further to approximately 116,500 in 2018. Student enrollments in K-12 education programs started in 2016, and it was approximately 10,100 in 2017 and further to approximately 45,600 in 2018.

Our total student enrollments are affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2018, our digital art course was the largest course in terms of revenues and number of student enrollments.

Our total student enrollments are also affected by our ability to maintain our cooperative relationships with financing service providers for student loans. A significant portion of our students enrolled in 2018 relied on loans mainly provided or arranged by Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., Qianchengyi and 9F Group to pay for our tuition fees. In 2018, 42.65% of our students received loans provided or arranged by Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., Qianchengyi and 9F Group to pay for our tuition fees.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time classes for adult students, our standard tuition fees generally range from RMB17,800 to RMB23,800 per course. We raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2018. We also increased our tuition fees for part-time classes on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2018. For our K-12 education programs, our standard tuition fees are between RMB6,800 and RMB19,200. Courses under K-12 education program typically are composed of four levels, with each level consisting of 80 to 120 learning hours in one year.

The actual tuition fees of our courses for adult students may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges.

Our tuition fees of our courses for adult students are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also allow qualified students to pay our tuition fees within a period of time after graduation. We generally charge approximately RMB1,000 to RMB3,980 higher in tuition fees to students electing to pay in multiple payments, as compared to students who elect to pay in full upfront. For students recruited through our joint-majors with universities and colleges, they pay tuition fees for their degrees directly to the universities and colleges according to the tuition payment schedule stipulated by such schools, which is typically paid in installments prior to the beginning of each semester of the degree program. In 2018, 67.1% of our enrolled students paid one-time in full upon enrollment, 3.0% of our enrolled students paid multiple times within two months of enrollment, 9.5% of our enrolled students utilized the option to pay within a period of time after graduation, and 20.4% of our enrolled students were enrolled through joint-major programs with universities and colleagues. For our post-graduation payment option, qualified students are given a grace period of up to six months after graduation to look for employment, during which time no repayment needs to be made. After such grace period, students are given a ten-month repayment period. In order to qualify for such payment option, students must pass our credit screening by furnishing to us a number of supporting documents, for instance a credit report from the People’s Bank of China.

Our tuition fees for K-12 education programs are required to be fully paid up-front.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
	(Restated)		(Restated)
	(in thousands, except percentages)
Personnel cost and welfare	170,795	11.2	233,544	13.3	377,098	18.1
Rental cost	106,850	7.0	141,705	8.1	202,929	9.7
Depreciation expenses	61,698	4.1	85,887	4.9	129,643	6.2
Others	104,124	6.9	131,810	7.5	208,879	10.0
Total cost of revenues	443,467	29.2	592,946	33.8	918,549	44.0

Our cost of revenues is primarily affected by the number of our learning centers. In terms of the professional education business, we had a total of 145, 184 and 180 learning centers as of December 31, 2016, 2017 and 2018, respectively. We also had a total of 6, 30 and 148 learning centers for K-12 students as of December 31, 2016, 2017 and 2018. We expect our cost of revenues to continue to increase as we plan to open more learning centers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
	(Restated)		(Restated)
	(in thousands, except percentages)
Selling and marketing expenses	524,077	34.5	707,157	40.3	1,047,632	50.2
General and administrative expenses	264,445	17.4	354,832	20.2	546,568	26.2
Research and development expenses	65,594	4.3	100,032	5.7	167,254	8.0
Total operating expenses	854,116	56.2	1,162,021	66.3	1,761,454	84.5

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

Our general and administrative expenses primarily consist of compensation expenses relating to our management and administrative personnel. To a lesser extent, our general and administrative expenses include office expenses relating to administrative functions.

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

Internal Control Over Financial Reporting

We are subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Furthermore, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

Our management identified certain categories of internal control material weaknesses as of December 31, 2018 over financial reporting, as follows:

a.	Insufficient demonstration on commitment to integrity and ethical values;
b.	Failure to provide oversight for the system of internal control and lack of direct report from internal auditors to the audit committee;
c.	Lack of sufficient competent internal audit function and requisite skills for the financial reporting under U.S. GAAP;
d.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;
e.	Failure to consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;
f.	Lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;
g.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;
h.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;
i.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and
j.	Failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2018. In addition, our independent registered public accounting firm attesting the effectiveness of our internal control and reported that our internal control over financial reporting was ineffective as of December 31, 2018.

In light of the Restatement and new facts discovered by our management, including identification of the material weaknesses as above, we reassessed the appropriateness of the conclusion that our internal control over financial reporting was effective as of December 31, 2016. Considering the material weaknesses identified and the Restatement subsequent to the year ended December 31, 2016, and the significant impact on the Company’s original financial information and disclosure, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2016. In addition, the management did not amend the conclusion that our internal control over financial reporting was ineffective as of December 31, 2017.

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above. See “Item 3. Controls and Procedures – Management’s Plan for Remediation of Material Weaknesses”.

We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—We identified material weaknesses in our internal controls as of December 31, 2018, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2018.

China

Pursuant to the EIT Law and its implementation rules, which became effective on January 1, 2008 and amended on December 29, 2018 and April 23, 2019, respectively, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech qualified as a HNTE under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to the end of 2021. Tarena Hangzhou was established in 2013 and qualified as a “newly established software enterprise”, which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption since 2019. On Jan 25, 2016, we acquired 100% of the equity interests in Hangzhou Han Ru Education Technology Co., Ltd, which is qualified as a “newly established software enterprise”, which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from 2016. Certain of our subsidiaries qualify as “Small Profit Enterprises” in 2016, 2017 and 2018, and therefore are subject to the preferential income tax rate of 20% followed by a 50% exemption. Subject to the approvals from the tax authorities in certain locations in the PRC, our subsidiaries and consolidated VIE that are based in these locations are required to use the deemed profit method to determine their income tax. Under the deemed profit method, we have one subsidiary that subject to income tax at 20% followed by a 50% exemption on its deemed profit which is calculated based on revenues less deemed expenses equal to 90% of revenues.

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

Revenue recognition

The Company adopted ASC topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 was presented under ASC 606, and revenues for the years ended December 31, 2016 and 2017 were not adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition.

Revenue recognition before adoption of ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)

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

Tuition revenue

Tuition fees are recognized as revenue proportionately as the training courses are delivered, with unearned portion of tuition fees being recorded as deferred revenue. For certain students who borrow the tuition fee from financial service providers, the Company also provides a guarantee service to financial service providers whereas in the event of default, the financial service providers are entitled to receive unpaid interest and principal from the Company. Given that the Company effectively takes on all of the credit risk of the borrowers and are compensated by the tuition fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). The Company first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the tuition fees.

Certain qualified students are allowed to pay their tuition fees on installment for a period of time after the completion of the course. When tuition services are sold on installment terms that exceeds one year beyond the point in time that revenue is recognized, the receivable, and therefore the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate subject to management decision on the date of the transaction and it reflects the rate that the students can obtain financing of a similar nature from other sources at the date of the transaction.

The Company enters into arrangements with certain students that purchase multiple services, including tuition service and practical tutoring service (“multiple-element arrangements”). Each element within the multiple-element arrangements is accounted for as a separate unit of accounting provided the following criteria are met: the delivered services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered services, delivery or performance of the undelivered service is considered probable and is substantially controlled by the Company. A deliverable has standalone value if the service is sold separately by the Company or another vendor. The Company’s revenue arrangements do not include a general right of return relative to the delivered services.

The Company treats training contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue during the contract period when each deliverable service is provided. The Company allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by Topic 605-25, Revenue Recognition - Multiple – Element Arrangements. The Company first uses vendor-specific objective evidence (VSOE) of selling price, if it exists, otherwise the third-party evidence of selling price is used. If neither VSOE of selling price nor third-party evidence of selling price exists, the Company uses management’s best estimate of selling price for the deliverables.

Certification service revenue

The Company provides certification service to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams, and providing the certificates to students. All certificates are issued by third parties to the students who pass the exam. The Company acts as the principal in providing this service and recognizes revenue on gross basis because the Company is the primary obligor in the arrangement and is responsible for fulfilling the ordered services by the students. Cash received before the students taking the exam, is recorded as deferred revenue, and subsequently recognized as certification service revenue upon completion of the certification service, which occurs when the certificates are provided to the students.

Loan referral service revenue

The Company promotes loan products of the financial service providers to its students, who need financial assistance for the payment of their tuition fees, in exchange for a referral fee at a rate of the effective principal amount of the loans. Loan referral service revenue is recognized upon the initiation of the loans and confirmed with the financial service providers on a monthly basis.

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (ASC 606)” with modified retrospective method

Effective January 1, 2018, we evaluated and recognized revenue based on the criteria set forth in ASC 606 by:

•	identifying the contract(s) with the customer;
•	identifying the performance obligations in the contract;
•	determining the transaction price;
•	allocating the transaction price to performance obligations in the contract; and
•	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of business tax and value added taxes (“VAT”) at rates ranging between 3% and 6%, and surcharges. VAT and business tax to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Tuition revenue

The Company provides IT and non-IT related training courses to both adult and K-12.

A majority of contract of tuition service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fees are recognized as revenue proportionately as the training courses are delivered, with unearned portion of tuition fees being recorded as deferred revenue. For certain students who borrow the tuition fee from financial service providers, the Company also provides a guarantee service to financial service providers whereas in the event of default, the financial service providers are entitled to receive unpaid interest and principal from the Company. Given that the Company effectively takes on all of the credit risk of the borrowers and are compensated by the tuition fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). The Company first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the tuition fees consistent with the guidance in ASC 606.

Certain qualified students are allowed to pay their tuition fees on installment for a period of time exceeding one year. When tuition services are sold on installment terms that exceeds one year beyond the point in time that revenue is recognized, the contract contains a significant financing component, the consideration promised by the customer is variable. The receivable, and therefore the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate subject to management decision on the date of the transaction and it reflects the rate that the students can obtain financing of a similar nature from other sources at the date of the transaction.

The Company enters into arrangements with certain students that purchase multiple services. The performance obligations identified include tuition service and practical tutoring service. The Company treats training contracts with multiple performance obligations as separate units of accounting for revenue recognition purposes and recognizes revenue during the contract period when each performance obligation is satisfied. The Company allocates the transaction price to each performance obligations based on stand-alone selling price.

Refunds are provided to students if they withdraw from classes, and usually only those unearned portions of the fee which is available will be refunded. A refund liability represents the amounts of consideration received but are not expected to be entitled to earn, and thus are not included in the transaction price because these amounts are expected to be eventually refunded to students. The Company determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which was recorded under accrued expenses and other current liabilities. Historically, the Company has not had material refunds.

Certification service revenue

The Company provides certification service to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams, and providing the certificates to students. All certificates are issued by third parties to the students who pass the exam.

The Company is the principal to end customers. The Company acts as the principal in providing the certificate service to the students and recognizes revenue on gross basis because the Company is able to determine the price, acts as the main obligor in the arrangement and, is responsible for fulfilling the services ordered by the students. Cash received before the students taking the exam is recorded as deferred revenue.

Each contract of certification service is accounted for as a single performance obligation which is satisfied at a point in time. The performance obligation is satisfied when the certificates are provided to the students and the consideration are received, then the received consideration is recognized as certification service revenue.

Loan referral service revenue

The Company promotes loan products of financial service providers to its students, who need financial assistance for the payment of their tuition fees, in exchange for a referral fee generally at a rate of the principal amount of the loans. Each contract of loan referral service is accounted for as a single performance obligation which is satisfied at a point in time.

Generally, the early repayment and default loan are excluded from the effective principal amount of the loans, and thus are not included in the transaction price because these amounts are expected to be eventually refunded to financial service providers. The Company determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. Refund liability was recorded under accrued expenses and other current liabilities. Historically, the Company has not had material refunds.

Loan referral service revenue is recognized upon the initiation of the loans as the performance obligation is satisfied and confirmed with the financial service providers on a monthly basis.

Contract acquisition costs

The Company has used practical expedients as allowed under ASC 606 to generally expenses sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded as sales and marketing expenses.

Contract liability

The Company’s contract liabilities mainly consist of deferred revenue, with a balance of RMB352.3 million and RMB830.0 million as of December 31, 2017 and 2018, respectively. All contract liabilities before January 1, 2018 were recognized as revenue during the year ended December 31, 2018 and the all contract liabilities as of December 31, 2018 are expected to be realized in the following year.

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method.

The following table presents the impact of the adoption of ASC 606 on the consolidated balance sheet and statement of operations as of and for the year ended December 31, 2018.

	As of December 31, 2018
	As reported	Balances without adoption of Topic 606	Effect change higher/(lower)
Deferred revenue	830,019	865,791	(35,772)
Accrued expenses and other current liabilities	365,428	329,656	35,772

Guarantee service revenue recognized under ASC 460

At the inception of each loan, the guarantee liabilities recorded at fair value based on ASC Topic 460 is determined on a loan by loan basis. The guarantee liabilities are generally be reduced by recording a credit to guarantee service revenue as the guarantor is released from the underlying guaranteed risk. Subsequent to initial recognition, the guarantee obligation’s release from risk has typically been recognized over the term of the guarantee using a rational amortization method.

Guarantee liabilities

For certain students who borrow the tuition fee from financial service providers, the Company provides a guarantee service to financial service providers whereas in the event of default, the financial service providers are entitled to receive unpaid interest and principal from the Company. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled.

For accounting purposes, at the inception of each loan, the Company recognizes the guarantee liability in accrued expenses and other current liabilities at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan's inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Company is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The guarantee liabilities are generally be reduced by recording a credit to guarantee service revenue as the guarantor is released from the underlying guaranteed risk. Subsequent to initial recognition, the guarantee obligation’s release from risk has typically been recognized over the term of the guarantee using a rational amortization method. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450, loans with similar risk characteristics are pooled into cohorts. The ASC 450 contingent component is recognized as part of operating expenses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

Share-based Compensation

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

Income taxes

The Company follows the asset and liability method in accounting for income taxes in accordance to ASC topic 740 “Taxation” (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income (loss). The Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months of December 31, 2018.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on above.

Fair value measurements

The Company applies the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other current liabilities as of December 31, 2017 and 2018 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2017 and 2018 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits as of December 31, 2017 and 2018 are categorized as Level 2 measurement.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
	(Restated)		(Restated)
	(in thousands, except percentages)
Net revenues	1,520,035	100.0	1,753,695	100.0	2,085,371	100.0
Cost of revenues(1)	(443,467)	(29.2)	(592,946)	(33.8)	(918,549)	(44.0)
Gross profit	1,076,568	70.8	1,160,749	66.2	1,166,822	56.0
Operating expenses(1):
Selling and marketing	(524,077)	(34.5)	(707,157)	(40.3)	(1,047,632)	(50.2)
General and administrative	(264,445)	(17.4)	(354,832)	(20.2)	(546,568)	(26.2)
Research and development	(65,594)	(4.3)	(100,032)	(5.7)	(167,254)	(8.0)
Operating income/(loss)	222,452	14.6	(1,272)	0.1	(594,632)	(28.5)
Interest income	25,065	1.6	16,097	0.9	26,200	1.3
Other income/(loss)	15,960	1.0	16,702	1.0	(33,583)	(1.6)
Loss on foreign currency forward	(12,898)	(0.8)	—	—	—	—
Foreign currency exchange gains/(loss)	3,760	0.2	(6,284)	(0.4)	4,951	0.2
Income/(loss) before income taxes	254,339	16.7	25,243	1.4	(597,064)	(28.6)
Income tax expense/(benefit)	(28,219)	(1.9)	(25,390)	(1.4)	4,865	0.2
Income/(loss)	226,120	14.9	(147)	0	(592,199)	(28.4)

 Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2016	2017	2018
	RMB	RMB	RMB
	(in thousands)
Cost of revenues	4,124	1,285	2,265
Selling and marketing expenses	5,496	4,863	8,866
General and administrative expenses	51,154	60,491	84,645
Research and development expenses	7,050	10,776	28,477

The Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Net revenues

Our net revenues increased by 18.9% from RMB1,753.7 million in 2017 to RMB2,085.4 million (US$303.4 million) in 2018. This increase was primarily due to the growth in both our adult and K-12 education programs.

For our adult education programs, our net revenues were RMB1,915.4 million (US$278.6 million) in 2018. The revenue increase was mainly driven by an increase in standard course fee on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course.

For our K-12 education programs, our net revenues were RMB169.9 million (U S$24.7 million) in 2018. We experienced a significant increase in our total student enrollments in K-12 education programs, a 350% year-over-year increase from approximately 10,100 in 2017 to approximately 45,600 in 2018. Our K-12 business has expanded into 50 cities in China by December 31, 2018.

Cost of Revenues

Our cost of revenues increased by 54.9% from RMB592.9 million in 2017 to RMB918.5 million (US$133.6 million) 2018. This increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, as well as depreciation expenses for our learning centers, which was in turn primarily due to the fast expansion of our K-12 education programs. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased significantly from 2,931 as of December 31, 2017 to 4,209 as of December 31, 2018.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased  by 0.5% from RMB1,160.7 million in 2017 to RMB1,166.8 million (US$169.7 million) in 2018. Our gross profit margin decreased from 66.2% in 2017 to 56.0% in 2018, which was mainly due to the expansion of our learning center network, especially the fast increase in the learning centers for our K-12 education programs . We added a net of 118 learning centers exclusively for K-12 education and rolled out to 26 new cities during 2018.

Operating Expenses

Our operating expenses increased by 51.6% from RMB1,162.0 million in 2017 to RMB1,761.4 million (US$256.2 million) in 2018 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 48.1% from RMB707.2 million in 2017 to RMB1,047.6 million (US$152.4 million) in 2018. This increase was partially due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount from 4,807 as of December 31, 2017 to 5,552 as of December 31, 2018, and marketing efforts as we expanded our course offerings and network of learning centers, mainly in K-12 centers. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from RMB344.2 million in 2017 to RMB536.2 million (US$77.99 million) in 2018. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from RMB270.8 million in 2017 to RMB339.4 millio n (US$49.36 million) in 2018, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 54.0% from RMB354.8 million in 2017 to RMB546.6 million (US$79.5 million) in 2018 primarily due to an increase in compensation cost for our increased number of general and administrative personnel to support our growing operations, especially in our K-12 education business, from 1,884 as of December 31, 2017 to 2,427 as of December 31, 2018 and an increase in share-based compensation expenses from RMB60.5 million in 2017 to RMB84.6 million (US$12.3 million) in 2018.

Research and Development Expenses

Our research and development expenses increased by 67.2% from RMB100.0 million in 2017 to RMB167.3 million (US$24.3 million) in 2018 primarily due to an increase in personnel cost and welfare expenses of research and development staff as we expanded our course offerings and operations.

Interest Income

Our interest income increased from RMB16.1 million in 2017 to RMB26.2 million (US$3.8 million) in 2018. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in interest income in 2018 was primarily due to the increase in the interest income on time deposits

Income Tax (Benefit) Expense

Our income tax benefit was RMB4.9 million (US$0.7 million) in 2018, compared to income tax expense RMB25.4 million in 2017.

The effective income tax rate of 0.8%  in 2018 was lower than the statutory income tax rate of 25% primarily because of partially offset by (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; and (ii) the impact of different tax rates in other jurisdictions; and (iii) withholding tax resulted from distribution of dividends .

The effective income tax  rate of 100.6% in 2017 was higher than the statutory income tax rate of 25% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; and (iii) the effect of non-deductible expenses under PRC tax regulations; partially offset by (i) the preferential income tax rate enjoyed by our subsidiaries; and (ii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB592.2 million (US$86.1 million) in 2018, as compared to a net loss of RMB147 thousand in 2017.

The Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Net revenues

Our net revenues increased by 15.4% from RMB 1,520.0 million in 2016 to RMB 1,753.7 million in 2017. This increase was primarily due to increased student enrollments and to a lesser extent, an increase in the standard tuition fees. The number of student enrollments of adult education grew by 9% from approximately 108,800 in 2016 to approximately 118,600 in 2017. We also experienced a significant increase in our total student enrollments in K-12 education programs, which was approximately 10,100 in 2017. The number of our student enrollments is affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In the past year, we experienced a significant increase in student enrollments for the courses, such as Java and digital arts. The number of our learning centers increased from 145 as of December 31, 2016 to 184 as of December 31, 2017 to cater to the increased demand for our courses. Our K-12 business has expanded into 24 cities by the end of 2017. In 2017, we raised the standard tuition fees on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course. We generally offer a discount of up to RMB4,000 per person per full-time course for students enrolled through our network of cooperative universities and colleges.

Cost of Revenues

Our cost of revenues increased by 33.7% from RMB443.5 million in 2016 to RMB592.9 million in 2017. This increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for our learning centers. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 2,236 as of December 31, 2016 to 2,931 as of December 31, 2017. The increase was mainly due to the significant increase in the number of our teaching assistants and employer cooperation representatives. The number of our learning centers increased from 145 as of December 31, 2016 to 184 as of December 31, 2017. The centers exclusively for K-12 education programs reached 30 as of December 31, 2017 while compared to 6 as of December 31, 2016.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 7.8% from RMB1,076.6 million in 2016 to RMB1,160.7 million in 2017. Our gross profit margin decreased from 70.8% in 2016 to 66.2% in 2017, which was mainly due to the expansion of our learning center network. We added a net of 39 adult learning centers and rolled out to 13 new cities during 2017. We also added a net of 24 K-12 learning centers.

Operating Expenses

Our operating expenses increased by 36.0% from RMB854.1 million in 2016 to RMB1,162.0 million in 2017 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 34.9% from RMB524.1 million in 2016 to RMB707.2 million in 2017. This increase was partially due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount from 2,717 as of December 31, 2016 to 4,807 as of December 31, 2017, and marketing efforts as we expanded our course offerings and network of learning centers. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from RMB244.5 million in 2016 to RMB344.2 million in 2017. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from RMB213.1 million in 2016 to RMB270.8 million  in 2017, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 34.2% from RMB264.4 million in 2016 to RMB354.8 million in 2017 primarily due to an increase in compensation cost for our increased number of general and administrative personnel to support our growing operations, from 1,304 as of December 31, 2016 to 1,844 as of December 31, 2017 and an increase in share-based compensation expenses from RMB51.2 million in 2016 to RMB60.5 million in 2017.

Research and Development Expenses

Our research and development expenses increased by 52.5% from RMB65.6 million in 2016 to RMB100.0 million in 2017 primarily due to an increase in personnel cost and welfare expenses of research and development staff as we expanded our course offerings and operations.

Interest Income

Our interest income decreased from RMB25.1 million in 2016 to RMB16.1 million in 2017. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in 2017 was primarily due to the lower interest rate on bank deposits.

Income Tax Expense

Our income tax expense was RMB25.4 million in 2017, compared to RMB28.2 million in 2016. The decrease was mainly due to a decrease in profits.

The effective income tax rate of 100.6% in 2017 was higher than the statutory income tax rate of 25% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; and (iii) the effect of non-deductible expenses under PRC tax regulations; partially offset by (i) the preferential income tax rate enjoyed by our subsidiaries; and (ii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations.

The effective income tax rate of 11.1% in 2016 was lower than the statutory income tax rate of 25% primarily because of (i) the impact of different tax rates in other jurisdictions; (ii) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; and partially offset by (i) the preferential income tax rate enjoyed by our subsidiaries; and (ii) the effect of research and development expenses bonus deduction allowed under PRC tax regulations.

Net (loss) Income

As a result of the foregoing, we incurred a net loss of RMB147 thousand in 2017, as compared to a net profit  of RMB226.2 million in 2016.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.6% and 2.1%, respectively.

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

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. As of December 31, 2018, we had RMB704.8 million (US$102.5 million) in cash and cash equivalents, time deposits and restricted cash. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash of our consolidated VIEs, in the amount of RMB1.4 million as of December 31, 2018, can be used only to settle obligations of our consolidated VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased, while the time deposits that mature over one year as of the balance sheet date are included in non-current assets. Restricted cash is the deposit as collateral for the bank loan with a period of 12 months.

We believe that our current cash, cash equivalents, time deposits, restricted cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See Cash, cash equivalents, time deposits and restricted cash  under Note 2(f) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents, time deposits and restricted cash were held as of December 31, 2018.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
	(Restated)	(Restated)
	(in thousands)
Net cash provided by operating activities	496,047	301,705	163,081
Net cash used in investing activities	(128,466)	(236,544)	(91,977)
Net cash used in financing activities	(78,044)	(184,222)	(222,682)
Effect of foreign currency exchange rate changes on cash and cash equivalents	7,197	(4,920)	10,571
Net increase (decrease) in cash and cash equivalents	296,734	(123,981)	(141,007)
Cash, cash equivalents and restricted cash at the beginning of the year	513,938	810,672	686,691
Cash, cash equivalents and restricted cash at end of the year	810,672	686,691	545,684

Operating Activities

Net cash provided by operating activities amounted to RMB163.1 million (US$23.7 million) in 2018. It was primarily due to a) a net loss of RMB592.2 million, adjusted by deferred income tax benefit of RMB46.6 million, depreciation and amortization of RMB158.8 million, share based compensation expense of RMB124.3 million, and impairment of long-term investments of RMB35.5 million; b) an increase in deferred revenue of RMB445.9 million due to the expansion of our tuition business; c) an increase in accrued expenses and other current liabilities of RMB44.1 million; and partially offset by an increase in other non-current assets of RMB16.0 million.

Net cash provided by operating activities amounted to RMB301.7 million in 2017. It was primarily due to a) a net loss of RMB147 thousand, adjusted by foreign currency exchange loss of RMB6.1 million, depreciation and amortization of RMB100.8 million, share based compensation expense of RMB77.4 million, and impairment of long-term investments of RMB10.0 million; b) an increase in deferred revenue of RMB23.5 million due to the expansion of our tuition business; c) an increase in accrued expenses and other current liabilities of RMB127.5 million due to the recognition of guarantee liability; and partially offset by a) an increase in accounts receivable of RMB30.5 million due to the expansion of our tuition business; and b) an increase in prepaid expenses and other current assets of RMB33.1 million .

Net cash provided by operating activities amounted to RMB496.0 million in 2016. It was primarily due to a) a net income of RMB226.1 million, adjusted by exchange gain of RMB33.4 million, depreciation and amortization of RMB73.6 million, and share based compensation expense of RMB67.8 million; b) an increase in deferred revenue of RMB123.4 million due to the expansion of our tuition business; c) an increase in accrued expenses and other current liabilities of RMB82.1 million; and partially offset by an increase in prepaid expenses and other current assets of RMB65.5 million.

Investing Activities

Our cash used in investing activities is primarily related to investments in time deposits, short-term financial products and other entities with a great development prospect, and purchase of buildings, property and equipment and leasehold improvements.

Net cash used in investing activities was RMB92.0 million (US$13.4 million) in 2018, consisting of purchase of time deposits of RMB284.2 million, purchase of property and equipment, including computers and servers, of RMB276.3 million in connection with the expansion of our network of learning centers, and payment for long-term investment of RMB14.6 million, net payment for loans to employees of RMB43.0 million, net payment for acquisition of RTEC of RMB57.7 million, and partially offset by the maturity of time deposits of RMB563.4 million.

Net cash used in investing activities was RMB236.5 million in 2017, consisting of purchase of short-term investment of RMB950.0 million, purchase of time deposits of RMB515.7 million, purchase of property and equipment, including computers and servers, of RMB176.8 million in connection with the expansion of our network of learning centers, and payment for long-term investment and long-term investment deposit of RMB54.9 million, and net payment for loans to employees of RMB24.5 million; and partially offset by the maturity of short-term investment of RMB950.0 million, and maturity of time deposits of RMB535.0 million.

Net cash used in investing activities was RMB128.5 million in 2016, consisting of purchase of short-term investment of RMB420.0 million, purchase of time deposits of RMB638.2 million, purchase of four office buildings, mainly for teaching purpose, and to a lesser extent, for administrative functions, with a total consideration of RMB282.0 million, purchase of property and equipment, including computers and servers, of RMB101.7 million in connection with the expansion of our network of learning centers, and payment for long-term investment and acquisition of Hanru Hangzhou of RMB4.4 million, payment for loan to a related party of RMB6.5 million, and net payment for loans to employees of RMB9.0 million; and partially offset by the maturity of short-term investment of RMB420.0 million, and maturity of time deposits of RMB925.4 million.

Financing Activities

Net cash used in financing activities in 2018 was RMB222.7 million (US$32.4 million), which was primarily attributed to repurchase of treasury stock under a share repurchase plan in the amount of RMB197.0 million, payment for dividend in the amount of RMB43.0 million, and partially offset by proceeds from bank borrowings of RMB13.2 million, proceeds from non-controlling interest of RMB1.1 million, and proceeds from issuance of Class A ordinary shares in connection with exercise of share options of RMB3.0 million.

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

Capital Expenditures

Our capital expenditures are primarily related to purchase of office building, property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB383.7 million, RMB176.8 million and RMB276.3 million (US$40.2 million) in 2016, 2017 and 2018, respectively. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We expect our capital expenditures will continue to be significant for the near future as we continue to expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, time deposits and anticipated cash flow from operations.

Impact of COVID-19

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

The current COVID-19 pandemic has already adversely affected many of our business activities, including delivering lectures at its learning centers, recruiting students and conducting our day-to-day business. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China have underwent temporary yet prolonged closure from February 2020 to present. We have arranged online webcasts for our students to study at home. As of the date of this annual report, most of our learning centers remain closed due to the government policies on suspending classes at school.

The outbreak of COVID-19 in China has also caused temporary closures of many of our offices, adjustment of operation hours and work-from-home arrangements in our Beijing headquarters and other offices in China. We have taken measures to facilitate our employees to work remotely. The duration and extent of impact of such business disruptions on the operating results and financial performance cannot be reasonably estimated at this time.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2018, we had RMB138.8 million in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB209.9 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries as of December 31, 2018. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2018, we had RMB14.4 million in statutory development fund that are not distributable as cash dividends.

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

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB65.6 million, RMB100.0 million and RMB167.3 million (US$24.3 million) in 2016, 2017 and 2018, respectively.

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

As of December 31, 2018, we had registered 86 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech held 106 registered software copyrights, 56 trademarks and 71 registered domain names including www.tedu.cn. Beijing Tarena held the domain name TMOOC.cn.

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

 F.       Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by December 31,
	Total	2019	2020	2021	2022	2023	2024 and thereafter
	(RMB in thousands)
Operating lease commitments (1)	923,387	289,324	232,688	168,329	119,024	66,575	47,447

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

 G.       Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	49	Founder and Chairman
Yongji Sun	55	Director and Chief Executive Officer
Jianguang Li	55	Independent Director
Hon Sang Lee	61	Independent Director
Arthur Lap Tat Wong	60	Independent Director
Wing Kee Lau	55	Chief Financial Officer
Ying Sun	43	Vice President

Shaoyun Han is our founder and has served as chairman of our board of director since our inception. Mr. Han served as the Chief Executive Officer of the Company from inception to April 2020. Before founding Tarena in September 2002, Mr. Han was deputy chief engineer and director of the software division of AsiaInfo-Linkage between 1995 and 2002, responsible for software research and development and corporate management. Mr. Han received a bachelor’s degree in computer application from Jilin University in China.

Yongji Sun serves as our director and Chief Executive Officer since April 2020. Mr. Sun had served as our independent director from April 2014 to April 2020. Mr. Sun currently serves as the Chairman of Dilato Infotech Ltd. Between 2011 and 2014, Mr. Sun served as the Chief Executive Officer of Shangxue Education Technology Inc. Between 2005 and 2011, Mr. Sun served as Executive Vice President at Pactera Technology International Ltd., or Pactera (a Nasdaq listed company from 2010 to 2014). Prior to joining Pactera in November 2005, Mr. Sun co-founded Ensemble International Ltd. in 2002 and served as its Chief Executive Officer from 2003 to 2005. He founded and served as Chief Executive Officer of Newland Network Co. from 2000 to 2002. He established China R&D Center for Lotus Development Corporation (Lotus was later acquired by IBM) in 1993 and served as its R&D head until 1998. Mr. Sun received his bachelor’s degree in Computer Science from North-East Machinery Institute in 1985, master’s degree in Computer Science from Nanjing Aerospace & Aeronautic University in 1988, and MBA from Babson College, MA, U.S.A in 2000.

Jianguang Li has served as our independent director since April 2020. Mr. Li had served as our director from April 2014 to April 2020. Mr. Li has been a partner of IDG Capital Partners since March 2006, responsible for providing venture capital and private equity investment-related advice. Between 1999 and 2006, Mr. Li served as a vice-president of IDG Technology Venture Investment Inc. Prior to joining IDG in 1999, Mr. Li worked in Crosby Assets Management Limited as an investment manager. Mr. Li received a bachelor’s degree in management from Peking University and a master’s of science degree from the University of Guelph.

Hon Sang Lee has served as our independent director since January 2020. Mr. Lee is a seasoned technology entrepreneur and active angel investor with unique leadership experience, having been a chief executive for both multinational and local leading IT companies in China. Mr. Lee is an early China business pioneer starting in 1987 when he joined HP China and stayed with HP for twelve years until 1999. While at HP, Mr. Lee established and headed the HP Personal Computer and Peripheral Business in China, growing it from a small operation to a market leader when he left in 1999. Mr. Lee then joined Founder (SEHK.418) as CEO to run its software and systems integration business. Mr. Lee was Chairman and CEO of Hinge Software, a software company he had co-founded in 2003. In 2007, Hinge sold its outsourcing operations to ChinaSoft (SEHK.354). Mr. Lee currently serves as the Chairman and Executive Partner of ShangGu Capital ,which is an equity venture investment fund targeting early and growth stage innovative companies. Mr. Lee founded Sinova SJ Capital in 2010. Mr. Lee received his B.S. in Computer Science from the University of Hong Kong.

Arthur Lap Tat Wong has served as our independent director since March 2020. Mr. Wong currently serves as an independent director and chairperson of the audit committees of the following public companies: Daqo New Energy Corp. (NYSE: DQ), China Maple Leaf Educational Systems Limited (HKSE:1317) and Canadian Solar Inc. (Nasdaq: CSIQ). From 2008 to 2018, Mr. Wong served as the chief financial officer of Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Radio Cultural Transmission Co., Ltd sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, with his latest position as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Wing Kee Lau is our chief financial officer. Prior to joining us, Mr. Lau was the chief financial officer of Square Panda Inc., a U.S.-based AI education start-up company, between July 2018 and August 2019. Between March 2007 and June 2018, Mr. Lau first served as the chief financial officer of Perfect World Co., Ltd., a China-based online game company (“Perfect World”) listed on Nasdaq between 2007 and 2015, and later as the chief financial officer of Perfect World Holding Co., Ltd., the holding company of Perfect World. Between November 2004 and February 2007, Mr. Lau was the chief financial officer of Beijing Media Corporation Limited, a company listed on the Stock Exchange of Hong Kong Limited. From 2000 to 2004, Mr. Lau was a group finance director of Shanghai Ogilvy & Mather Advertising Limited Beijing Branch. From 1990 to 2000, Mr. Lau worked at Hong Kong, Shanghai and Beijing offices of PricewaterhouseCoopers, lastly as a senior manager in Beijing. Mr. Lau received his bachelor's degree in business administration from Hong Kong Baptist University in 1990. He received his EMBA degree in 2011 from Cheung Kong Graduate School of Business in China. Mr. Lau is a member of Association of Chartered Certified Accountants and Hong Kong Institute of Certified Public Accountants.

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

B.       Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB3.5 million in cash to our executive officers, and we paid an aggregate of RMB0.67 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

The 2008 Plan has expired according to it terms. All options granted under the 2008 Plan had been vested before the termination of the 2008 Plan. As of March 31, 2020, no options were issued and outstanding under the 2008 plan.

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2014 Plan was 1,135,005 as of January 1, 2019. As of March 31, 2020, options to purchase 3,717,861 Class A ordinary shares are issued and outstanding under the 2014 Plan and 335,937 restricted share units were granted and outstanding under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

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

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of March 31, 2020, the outstanding options granted to our directors and executive officers under our share plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	*	4.360	February 20, 2014	February 19, 2024
	*	1.830	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	1.830	December 31, 2016	December 30, 2026
	*	1.000	March 31, 2017	December 31, 2026
	*	0.000	January 1, 2020	December 31, 2029
Yongji Sun	—
Jianguang Li	*	0.058	January 1, 2004	September 21, 2023
Hon Sang Lee	—
Arthur Lap Tat Wong	—
Wing Kee Lau	—
Ying Sun	*	1.830	January 1, 2013	September 21, 2023
	*	4.360	February 20, 2014	February 19, 2024
	*	4.360	March 1, 2015	February 28, 2025
	*	1.000	January 1, 2016	December 31, 2026
	*	1.830	December 31, 2016	December 29, 2026
	*	1.000	January 1, 2017	December 31, 2026
	*	1.000	January 1, 2018	December 30, 2027
Total	962,788

*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares as of March 31, 2020.

The following table summarizes, as of March 31, 2020, the outstanding restricted share units we granted to our directors and executive officers under the 2014 Plan.

Name	Number of Class A Ordinary Shares Underlying Restricted Share Units	Date of Grant
Shaoyun Han	—
Yongji Sun	*	April 3, 2017
	*	April 3, 2019
Jianguang Li	*	April 3, 2019
Hon Sang Lee	*	January 1, 2020
Arthur Lap Tat Wong	*	March 1, 2020
Wing Kee Lau	*	March 1, 2020
Ying Sun	*	April 1, 2018
	*	April 1, 2019

*	Less than 1% of our total outstanding shares as of March 31, 2020.

As of March 31, 2020, other individuals as a group held outstanding options to purchase a total of 2,755,073 Class A ordinary shares of our company, with exercise prices ranging from US$0.058 to US$4.36 per share, and held outstanding restricted share units to acquire a total of 217,691 Class A ordinary shares of our company.

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

Audit Committee. Our audit committee consists of Messrs. Arthur Lap Tat Wong, Jianguang Li and Hon Sang Lee, and is chaired by Mr. Arthur Lap Tat Wong. Each member of our audit committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have determined that Mr. Arthur Lap Tat Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Hon Sang Lee, Jianguang Li and Arthur Lap Tat Wong, and is chaired by Hon Sang Lee. Each member of our compensation committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Jianguang Li, Hon Sang Lee and Arthur Lap Tat Wong, and is chaired by Mr. Jianguang Li. Each member of our nominating and corporate governance committee satisfies the “independence” requirements of Rule5605(c)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had a total of 6,257, 9,582 and 12,337 employees as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we had 2,700 employees in Beijing, 325 employees in Hangzhou and 9,290 employees in other areas within China. We also have 22 employees in Taipei. The following table sets forth the number of our employees, categorized by function, as of December 31, 2018:

Functions	Number of Employees
Teaching and content development	2,995
Selling and marketing	5,552
Career development	1,101
Employer cooperation	262
General and administration	2,427
Total	12,337

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

E.       Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 54,411,185 ordinary shares outstanding as of March 31, 2020, comprising of 47,205,126 Class A ordinary shares (excluding 7,099,141 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary | shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	% of total ordinary shares on an as- converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Shaoyun Han(1)	9,955,633	7,206,059	17,161,692	31.2	68.5
Yongji Sun	*	—	*	*	*
Jianguang Li(2)	*	—	*	*	*
Hon Sang Lee(3)	*	—	*	*	*
Arthur Lap Tat Wong	*	—	*	*	*
Wing Kee Lau	*	—	*	*	*
Ying Sun	*	—	*	*	*
All directors and executive officers as a group	10,517,614	7,206,059	17,723,673	32.2	68.
Principal Shareholders:
KKR funds(4)	6,826,263	—	6,826,263	12.5	5.7
AERO Holdings Limited(5)	6,794,732	—	6,794,732	12.5	5.7
Trafalgar Trading Fund Inc. (6)	3,368,837	—	3,368,837	6.2	2.8
Learningon Limited(7)	2,193,223	7,206,059	8,253,223	17.3	62.3
Connion Capital Limited(8)	4,135,227	—	4,135,227	7.5	3.5

Notes:

*	Less than 1%.

**	Except for Mr. Jianguang Li and Mr. Hon Sang Lee, the business address of our directors and executive officers is 6/F, No. 1 Andingmenwai Street, Lychee Plaza, Chaoyang District, Beijing 100011, PRC.
†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(1)	Represents (i) 7,206,659 Class B Ordinary Shares held by Learningon Limited, (ii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vi) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited, and (vii) 540,788 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of March 31, 2020. Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. Moocon Education Limited is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned by Mr. Shaoyun Han, who is also the sole director of Moocon Education Limited. The registered office address of each of Connion, Learningon, Moocon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.
(3)	The business address of Mr. Wong is 1208 Dragon Bay Villa, Hou Sha Yu, Shunyi, Beijing, 101302, PRC.
(4)	Consists of 6,826,263 Class A ordinary shares held by Talent Fortune Investment Limited, a Cayman Islands company, as reported in a Schedule 13D amendment filed by KKR & Co. L.P. on August 30, 2017. Talent Fortune Holdings Limited is the sole shareholder of Talent Fortune Investment Limited. KKR China Growth Fund L.P. is the controlling member of Talent Fortune Holdings Limited. KKR Associates China Growth L.P. is the sole general partner of KKR China Growth Fund L.P. KKR China Growth Limited is the sole general partner of KKR Associates China Growth L.P. KKR Fund Holdings L.P is the sole shareholder of KKR Associates China Growth L.P. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Messrs. Henry R. Kravis and George R. Roberts. The business address of Talent Fortune Investment Limited is c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2020.
(5)	The number of ordinary shares beneficially owned is as reported in a Schedule 13G/A filed by AERO Holdings Limited on February 12, 2020, and consists of (i) 6,470,741 ADSs, representing 6,470,741 Class A ordinary shares, held by Orchid Asia VI, L.P. and (ii) 323,991 ADSs, representing 318,241 Class A ordinary shares, held by Orchid Asia V Co-Investment Limited. The general partner of Orchid Asia VI, L.P. is OAVI Holdings, L.P., whose general partner is Orchid Asia VI GP, Limited. Orchid Asia VI GP, Limited is wholly owned by Orchid Asia V Group Management, Ltd., which is wholly owned by Orchid Asia V Group, Limited. AERO Holdings Limited is the controlling shareholder of Orchid Asia V Group, Limited and Orchid Asia V Co-Investment Limited. Ms. Lam Lai Ming is the sole shareholder of AERO Holdings Limited. The business address of AERO Holdings Limited is Suites 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of March 31, 2020.
(6)	Represents 3,368,837 Class A ordinary shares in the form of ADSs held by Trafalgar Trading Fund Inc., a Cayman Islands limited liability company, which is registered with the Cayman Islands Monetary Authority as a mutual fund. Trafalgar Trading Fund Inc. became our principle shareholder after it acquired 1,679,647 and 1,689,190 Class A ordinary shares in December 2016 and February 2017, respectively. The registered office address of Trafalgar Trading Fund Inc. is c/o Mourant Ozannes Corporate Services (Cayman) Limited 94 Solaris Avenue, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. Trafalgar Trading Fund Inc. is managed by Trafalgar Capital Management (HK) Limited, with its business address at 18/F The Workstation, 43 Lyndhurst Terrace, Central, Hong Kong.
(7)	Represents (i) 7,206,059 Class B ordinary shares and (ii) 2,193,223 ADSs representing 2,193,223 Class A ordinary shares. The registered office address of Learingon Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learingon Limited is ultimately owned by Mr. Shaoyun Han through a trust.
(8)	Represents (i) 3,594,439 ADSs representing 3,594,439 Class A Ordinary Shares and (ii) 540,788 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of March 31, 2020. The registered office address of Connion Capital Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion Capital Limited is ultimately owned by Mr. Shaoyun Han through a trust.

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

To our knowledge, other than Mr. Shaoyun Han, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of March 31, 2020, a total of 41,725,515 ADSs (equivalents to 41,725,515 Class A ordinary shares) are outstanding (among which 35,937,853 are unrestricted ADSs while 5,787,662 are restricted ADSs), representing 77% of our total issued and outstanding Class A ordinary shares as of such date. To our knowledge, there is one record holder in the United States which is CEDE & CO. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders in the United States. As of March 31, 2020, none of our Class B ordinary shares are held by any record holder in the United States.

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

B.       Related Party Transactions

Contractual Arrangements with our VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Chuanbang. Chuanbang Business Consulting (Beijing) Co., Ltd., or Chuanbang, is a company owned by our chairman, Mr. Shaoyun Han. Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 2%~20% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fees were RMB6.4 million, RMB3.2 million and RMB3.5 million (US$0.5 million) for 2016, 2017 and 2018, respectively.

Transactions with Ms. Lijuan Han. On October 8, 2016, we extended a loan of RMB6.5 million to Ms. Lijuan Han, a sister of Mr. Shaoyun Han, for 60 months with an annual interest rate of 5%. Upon the Company’s request to avoid any risk of possible violation of Sarbanes-Oxley Act, all of the balance was repaid to the Company on April 2, 2020.

Transactions with Connion Capital Limited. Connion Capital Limited is a company ultimately owned by our chairman, Mr. Shaoyun Han through a trust. In 2018, the Company wired funds to and shortly received same funds back from Connion Capital Limited in five separate occasions with each no more than US$1 million in order for the Company to maintain the requisite minimum level of activity in its bank account. No amount was due from Connion Capital Limited as of December 31, 2018.

Registration Rights

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

Dividend Policy

In June 2018, we paid an aggregate amount of cash dividends of RMB43.0 million (US$6.8 million), US$0.12 per ADS, to our shareholders of record as of the close of business on April 5, 2018. In June 2017, we paid a RMB63.1 million (US$9.2 million) cash dividend, US$0.16 per ADS, to our shareholders of record as of the close of trading on March 27, 2017, which was declared on February 28, 2017. In May 2016, we paid a RMB54.0 million (US$8.4 million) cash dividend, US$0.15 per ADS, to our shareholders as of the close of trading on April 6, 2016, which was declared on March 7, 2016. The dividends were funded by surplus cash on our balance sheet.

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

See “—C. Markets.”

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

B.       Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.5 to this Annual Report on Form 20-F is incorporated herein by reference.

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may apply to be registered as a special economic zone company;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

Our fifth amended and restated memorandum and articles of association do not provide provisions that are different from those that are applicable to an exempted company as set forth above, except that they do not permit us to issue shares with no par value.

C.       Material Contracts

Banking Facilities

In June 2018, we entered into banking facilities, or the Facilities, with Hang Seng Bank Limited, or Hang Seng, with a total facility limit of US$12 million to finance and refinance our dividend payment and general working capital needs. Drawdowns under the Facilities are subject to an interest of 1.2% per annum over HIBOR/LIBOR or Hang Seng’s cost of funds, whichever is higher. A standby documentary credits of US$12 million or its equivalent in Hong Kong dollar to be issued to support the Facilities. The repayment shall be made in one lump sum upon 12 months from the drawdown date or at least two weeks before the expiry date of the standby documentary credits. Prepayment, either in whole or in part, is allowed provided that Hang Seng receives 30 days prior written notice and such prepayment is made on an interest payment date with a minimum amount of US$5 million or ten million in Hong Kong dollar. We had drawn down US$2.0 million under the Facilities with a term of 12 months, with an interest rate of 4.0% per annum, and repaid the US$2.0 million in full in 2019. We have provided a standby documentary credits of US$2 million to support the loan.

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

E.       Taxation

The following summary of Cayman Islands, PRC and United States federal income tax considerations of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax considerations relating to an investment in our ADSs or ordinary shares, such as the tax considerations under other federal, state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC counsel.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, Circular 82 issued by the SAT in April 2009, as amended in December 2017, specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to Circular 82, the SAT issued the Bulletin 45, which took effect in September 2011 and amended respectively in 2015, 2016 and 2018, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. We do not believe that Tarena International, Inc. is a PRC resident enterprise. If the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

Under the EIT Law and its implementation rules, dividends generated from retained earnings from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Hong Kong Tax Treaty, which was promulgated on August 21, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 60, which was replaced and repealed by Circular 35. Based on Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Circular 35 sets forth similar rules with Circular 60 that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

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

The SAT issued a Circular 59 together with the Ministry of Finance in April 2009 and a Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37, amended in June 2018, which provides certain changes to the current withholding regime, repeals and replaces all other provisions under Circular 698 and amends certain provisions in Public Notice 7. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven (7) days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time. There is little guidance and practical experience as to the application of Public Notice 7 or SAT Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 or SAT Circular 37 and may be required to expend valuable resources to comply with Public Notice 7 or SAT Circular 37 or to establish that we should not be taxed under Public Notice 7 or SAT Circular 37. The PRC tax authorities have the discretion under SAT Circular 59, Public Notice 7 or SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of the total combined voting power or value of our stock; or
•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms. Accordingly for U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying Class A ordinary shares represented by our ADSs, and therefore deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our VIE as being owned by us for U.S. federal income tax purposes because we control the management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate the entity’s results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2019 or in the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our unbooked intangibles (which may depend upon the market value of our ADSs or Class A ordinary shares from time to time, which may be volatile). Among other factors, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our unbooked intangibles or determine that such assets should not be included in the determination of whether we are classified as a PFIC, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we will not be a PFIC for the current or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Tax—PRC Enterprise Income Tax”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. holder with respect to the ADSs or Class A ordinary shares, such holder may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. If a U.S. Holder does not elect to claim a foreign tax credit, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Each U.S. Holder should consult its tax advisors regarding the creditability of any PRC tax.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC tax upon the disposition of our ADSs or Class A ordinary shares. In such event, if PRC tax were to be imposed on any gain from such disposition, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. Each U.S. Holder should consult its tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
•	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that our ADSs are regularly traded, it is expected that the mark-to-market election would be available to a U.S. Holder of our ADSs if were we to become a PFIC, but no assurances are given in this regard.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual report containing such information as the United States Treasury Department may require. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

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

We will furnish Citibank, N.A., the depositary of our ADSs, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rules 5250(d), we will post this annual report on Form 20-F on our website at http://ir.tedu.cn.

I.       Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange gain of RMB5.0 million in 2018.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2018, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB42.3 million in the value of our U.S. dollar-denominated financial assets at December 31, 2018.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with original maturities of one months to 5 years. Interest-earning instruments carry a degree of interest rate risk. We have not used any significant derivative financial instruments to manage our interest rate risk exposure. We have not been exposed, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be different from expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2018, we received US$3,530.69 from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from April 2, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2018, we invested the net proceeds from our initial public offering in term deposits and still intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities, paying dividends, repurchasing shares and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2018, our existing disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

a.	Insufficient demonstration on commitment to integrity and ethical values;
b.	Failure to provide oversight for the system of internal control and lack of direct report from internal auditors to the audit committee;
c.	Lack of sufficient competent internal audit function and requisite skills for the financial reporting under U.S. GAAP;
d.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;
e.	Failure to consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;
f.	Lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;
g.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;
h.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;
i.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level;
j.	Failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities;

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2018.

The material weaknesses resulted in the Restatement of our financial statements as of and for the years ended December 31, 2014, 2015, 2016 and 2017. For more information about the Restatement and the related adjustments as of and for the years ended December 31, 2016 and 2017, see Note 3 “Restatement and reclassifications” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

In light of the Restatement and new facts discovered by our management, including identification of the material weaknesses as above, we reassessed the appropriateness of the conclusion that our internal control over financial reporting was effective as of December 31, 2016. Considering the material weaknesses identified and the Restatement subsequent to the year ended December 31, 2016, and the significant impact on the Company’s original financial information and disclosure, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2016. In addition, the management did not amend the conclusion that our internal control over financial reporting was ineffective as of December 31, 2017.

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

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses, significant deficiencies and control deficiencies in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures and of internal control over financial reporting described above.

To remediate the material weaknesses described above, we plan to continue to establish a comprehensive and effective internal control system with the assistance from third party consulting firm which will provide relevant professional advisory services to us. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner. The Company’s remediation actions, which have been or to be taken were highlighted as follows:

a.	Appointed new chief executive officer and chief financial officer;
b.	Engaged an advisory firm to assist on the internal control systems improvement, particularly focusing on the issues identified during the Independent Investigation and Restatement, and material weaknesses identified as above.
c.	Adjusted the Company’s internal audit reporting structures to ensure enhanced oversight over the Company’s financial reporting function;
d.	Launched and improved the internal control execution plan to supervise and monitor the operational functions;
e.	Launched the more comprehensive financial compliance policies, and severely punished those who have violated the policies;
f.	Strengthened the supervision and controls on the IT functions, including the enhancement of authorization restriction and segregation of duties.
g.	Provided trainings to the Company’s employees on issues identified in the Independent Investigation, and planning to deliver more internal trainings regrading compliance, code of conduct, ethics, new regulations and policies more frequently;
h.	Launched electronic student contracts in the CRM system so as to ensure the existence, accuracy and completeness of contract data;
i.	Redesigned and improved the approach of performance appraisal for heads of centers and senior management.
j.	Combined of the operational accounting team and reporting team so as to ensure both teams will communicate and cooperate smoothly and effectively;
k.	To launch the facial recognition system, based on AI technique, to identify, trace and record the students’ status, i.e. class entrance, class suspended, out of class, etc. in order to ensure the data accuracy in the CRM system.

Changes in Internal Control over Financial Reporting

From January 1, 2018 to December 31, 2018, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected our internal control over financial reporting. As of the date of this annual report, we have engaged in, and will continue to engage measures to improve our internal control over financial reporting. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting—Management’s Plan for Remediation of Material Weaknesses.”

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Arthur Lap Tat Wong, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.tedu.cn/

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP and Marcum Bernstein & Pinchuk LLP, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2017	2018
	(in thousands)
Audit Fees(1)	10,688	12,753
Audit-related Fees(2)	763	nil
Tax Fees(3)	667	260

Note:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

(2)	“Audit-related Fees” represent the aggregate fees for services rendered by our independent registered public accounting firm for assistance in documenting internal control policies and procedures over financial reporting.

(3)	“Tax fees” means the aggregate fees billed or payable for services rendered by independent registered public accounting firm for tax advisory, tax retainer and compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 20, 2015, our board of directors authorized a share repurchase plan under which we may repurchase up to US$20 million of our shares over the next 12 months. For the period from May 27, 2016 to July 20, 2016, we repurchased 648,867 ADSs for an aggregate consideration of US$6.7 million under our share repurchase plan.

On August 21, 2017, our board of directors authorized a share repurchase plan under which the Company may repurchase up to US$30 million of its shares over the next 12 months. For the period from August 25, 2017 to December 12, 2017, we repurchased 1,755,666 ADSs for an aggregate consideration of US$24.5 million under our share repurchase plan.

On June 22, 2018, our board of directors authorized an increase to the size of the share repurchase plan it adopted on August 21, 2017 from US$30 million to US$70 million and an extension of the term to June 20, 2019. Under the revised plan, the Company is authorized to repurchase up to an aggregate value of US$70 million of the Company's shares until June 20, 2019. The other terms of the share repurchase plan remain unchanged. In 2018, we repurchased 3,768,495 ADSs for an aggregate consideration of US$30.3 million under our share repurchase plan, as amended.

The following table sets forth a summary of our repurchase of our ADSs made in 2018 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
June (from June 7 to June 29)	1,298,299	7.7542	1,298,299	35,446,262
July (from July 2 to July 31)	1,227,290	8.3428	1,227,290	25,207,249
August (from August 1 to August 24)	405,481	8.8865	405,481	21,603,948
September (from September 4 to September 26)	246,280	8.5045	246,280	19,509,453
October (from October 1 to October 15)	202,149	7.7214	202,149	17,948,581
November (from November 20 to November 30)	138,065	7.1202	138,065	16,965,528
December (from December 3 to December 24)	250,931	6.8131	250,931	15,255,920

(1)	Each ADS represents one Class A ordinary share.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 5, 2019, we dismissed KPMG Huazhen LLP, (“KPMG”), and engaged Marcum Bernstein & Pinchuk LLP, (“MarcumBP”), as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018. The decision to authorize the dismissal of KPMG and the engagement of MarcumBP was recommended by our audit committee and approved by our board of directors. As of April 30, 2018, KPMG’s reports on our financial statements for the years ended December 31, 2016 and 2017 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. However, as of September 9, 2019, the Company announced that KPMG’s reports could not be relied upon, as explained further below.

For each of the years ended December 31, 2016, 2017 and 2018, and through December 5, 2019, there were no “reportable events,” as defined below, requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F.

In April 2019, KPMG informed the Audit Committee of certain issues it had identified in conducting its incomplete audit of our financial statements for the year ended December 31, 2018. Those issues included non-compliance or suspected non-compliance with laws and regulations. KPMG advised us that unless and until they were able to resolve to their satisfaction these issues and any others that come to light, they would not be in a position to complete the audit of the Company’s 2018 financial statements. In August 2019, we advised KPMG that based on the information available to management, some of the statements in the management representations for the Company’s financial statements as of and for the years ended December 31, 2014, 2015, 2016 and 2017 may need to be further reviewed and cannot be relied upon. As a result, KPMG notified the Company that disclosures should be made or action should be taken to prevent future reliance on its previously issued auditor’s reports related to the consolidated financial statements of the Company. In response to the issues raised by KPMG, our audit committee commenced an independent investigation of such issues with assistance from external legal and accounting advisors. In November 2019, the audit committee substantially completed this investigation.

Because such matters were not resolved to the satisfaction of KPMG as of the date of its dismissal, such matters constitute reportable events under Item 16F(a)(1)(v).

For the year ended December 31, 2017, KPMG advised the Company of one material weakness in internal control over financial reporting related to lack of sufficient review in areas subject to significant estimates and judgments. The material weakness remains unresolved and requires disclosure as a reportable event under Item 16F.

For purposes of this Item 16F, the term “reportable events” means any of the following events:

(A) The accountant’s having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist;

(B) The accountant’s having advised the registrant that information has come to the accountant’s attention that has led it to no longer be able to rely on management’s representations, or that has made it unwilling to be associated with the financial statements prepared by management;

(C)(1) The accountant’s having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant’s attention during the time period covered by Item 16F(a)(1)(iv), that if further investigated may:

(i) Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii) Cause it to be unwilling to rely on management’s representations or be associated with the registrant’s financial statements; and

(2) Due to the accountant’s resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

(D)(1) The accountant’s having advised the registrant that information has come to the accountant’s attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

(2) Due to the accountant’s resignation, dismissal or declination to stand for reelection, or for any other reason, the issue has not been resolved to the accountant’s satisfaction prior to its resignation, dismissal or declination to stand for re-election.

We provided KPMG with a copy of the foregoing disclosure, and requested that KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements that relate to them, and if not, stating the respects in which it does not agree. We have received the requested letter from KPMG, a copy of which is included as Exhibit 16.1 to this annual report on Form 20-F.

Prior to the date of MarcumBP’s engagement, the Company has not consulted with MarcumBP regarding: (i) the application of accounting principles to a specific completed or contemplated transaction; (ii) the type of audit opinion that might be rendered on the Company’s financial statements; or (iii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F, or a reportable event, as described in Item 16F(a)(1)(v).

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2018 in 2018. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2018. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Tarena International, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4	Registration Rights Agreement dated as of July 17, 2015 among the Registrant and Talent Fortune Investment Limited (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 20, 2016)

2.5*	Description of Securities

4.1	2008 Share Incentive Plan, as amended on November 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.5	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Beijing Tarena (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.6	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.7	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.8	Power of Attorney dated July 5, 2016 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.9	Power of Attorney dated July 5, 2016 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.10	Second Amended and Restated Exclusive Option Agreement dated July 5, 2016 among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.11	Second Amended and Restated Exclusive Option Agreement dated July 5, 2016 among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.12	Second Amended and Restated Loan Agreement dated July 5, 2016 between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.13	Second Amended and Restated Loan Agreement dated July 5, 2016 between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.14	Second Amended and Restated Share Pledge Agreement dated July 5, 2016 among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.15	Second Amended and Restated Share Pledge Agreement dated July 5, 2016 among Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.16*	Spousal consent letter dated July 5, 2016 signed by Nan Li in connection with Beijing Tarena

8.1*	List of Subsidiaries of Variable Interest Entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Marcum Bernstein & Pinchuk LLP

16.1*	Letter dated April 24, 2020 from KPMG Huazhen LLP, pertaining to Item 16F

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tarena International, Inc.

	By:	/s/ Yongji Sun
	Name:	Yongji Sun
	Title:	Director and Chief Executive Officer

Date: April 24, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Tarena International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 24, 2020, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of the guidance in Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018, using the modified retrospective approach.

Restatements and Reclassifications

As discussed in Note 2 to the consolidated financial statements, the Company has identified and corrected material misstatements in previously issued financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2019.

Beijing, China
April 24, 2020

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2017	2018
		As restated, see Note 3
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents (including cash of VIEs of RMB294 and RMB1,376 as of December 31, 2017 and 2018, respectively)	2(f)	686,691	530,984
Time deposits	2(f)	432,536	158,585
Restricted cash	2(f)	-	14,700
Accounts receivable, net of allowance for doubtful accounts	4	51,643	39,901
Amounts due from a related party	14	6,942	9,938
Prepaid expenses and other current assets	5	155,707	171,466
Total current assets		1,333,519	925,574
Time deposits	2(f)	505	517
Accounts receivable, net of allowance for doubtful accounts-non current	4	6,404	12,157
Amounts due from a related party	14	6,500	6,500
Property and equipment, net (including property and equipment, net of VIEs of nil and RMB 2,652 as of December 31, 2017 and 2018, respectively)	6	502,339	626,068
Intangible assets, net		4,753	19,046
Goodwill	20	3,365	52,782
Long-term investments, (including long term investments of VIEs of RMB 46,500 and RMB 38,380 as of December 31, 2017 and 2018, respectively)	7	77,170	59,651
Deferred income tax assets (including deferred tax assets of VIEs of RMB 684 and 916 as of December 31, 2017 and 2018, respectively)	13	5,621	53,752
Other non-current assets (including other non-current assets of VIEs of RMB 2,880 and 333 as of December 31, 2017 and 2018, respectively)	8	78,251	122,000
Total assets		2,018,427	1,878,047
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loan	9	-	13,726
Accounts payable		11,351	18,529
Amounts due to related parties	14	216	872
Income taxes payable (including income taxes payable of VIEs of RMB3,052 and RMB3,398 as of December 31, 2017 and 2018, respectively)	13	67,333	71,847
Deferred revenue		352,260	830,019
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of RMB 186 and RMB 2,115 as of December 31, 2017 and 2018, respectively)	10	313,429	365,428
Total current liabilities		744,589	1,300,421
Other non-current liabilities (including other non-current liabilities of VIEs of RMB 267 and RMB 267 as of December 31, 2017 and 2018, respectively)		4,329	5,983
Total liabilities		748,918	1,306,404
Commitments and contingencies	18	-	-
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 52,340,176 and 52,972,578 shares issued, 49,009,530 and 45,873,437 shares outstanding as of December 31, 2017 and 2018, respectively)		327	331
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares and 7,206,059 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		74	74
Treasury shares (3,330,646 and 7,099,141 Class A ordinary shares as of December 31, 2017 and 2018, respectively, at cost)	15	(255,103)	(457,169)
Additional paid-in capital		1,094,872	1,222,072
Accumulated other comprehensive income		39,372	50,472
Retained earnings (accumulated deficit)		389,967	(243,162)
Total equity attributable to the shareholders of Tarena International, Inc.		1,269,509	572,618
Non-controlling interest		-	(975)
Total liabilities and equity		2,018,427	1,878,047

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		Year Ended December 31,
	Note	2016	2017	2018
		As restated, see Note 3	As restated, see Note 3
		RMB	RMB	RMB
Net revenues	11	1,520,035	1,753,695	2,085,371
Cost of revenues(a)		(443,467)	(592,946)	(918,549)
Gross profit		1,076,568	1,160,749	1,166,822
Selling and marketing expenses(a)		(524,077)	(707,157)	(1,047,632)
General and administrative expenses(a)		(264,445)	(354,832)	(546,568)
Research and development expenses(a)		(65,594)	(100,032)	(167,254)
Operating income (loss)		222,452	(1,272)	(594,632)
Interest income		25,065	16,097	26,200
Other income (loss)		15,960	16,702	(33,583)
Loss on foreign currency forward contract	12	(12,898)	-	-
Foreign currency exchange gains (loss)		3,760	(6,284)	4,951
Income (loss) before income taxes		254,339	25,243	(597,064)
Income tax (expense) benefit	13	(28,219)	(25,390)	4,865
Net income (loss)		226,120	(147)	(592,199)
Less: Net loss attributable to non-controlling interests		-	-	(2,025)
Net income (loss) attributable to Class A and Class B ordinary shareholders		226,120	(147)	(590,174)

Basic earnings (loss) per Class A and Class B ordinary share	17	4.07	(0.00)	(10.74)
Diluted earnings (loss) per Class A and Class B ordinary share	17	3.83	(0.00)	(10.74)

Net income (loss)		226,120	(147)	(592,199)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		22,972	(13,832)	11,100
Unrealized holding gains (loss) on available for sale securities, net of RMB 42, RMB 2,818 and RMB nil income taxes for year 2016, 2017 and 2018		5,235	11,496	-
Less: Reclassification adjustment for loss on available for sale securities realized in net income, net of RMB 42, RMB 2,818 and RMB nil income taxes for year 2016, 2017 and 2018		(235)	(11,496)	-
Less: Other-than-temporary impairment loss recognized in other comprehensive loss (before tax)		-	(5,000)	-
Comprehensive income (loss)		254,092	(18,979)	(581,099)

(a) Includes share-based compensation expense as follows (note 16):
Cost of revenues		(4,124)	(1,285)	(2,265)
Selling and marketing expenses		(5,496)	(4,863)	(8,866)
General and administrative expenses		(51,154)	(60,491)	(84,645)
Research and development expenses		(7,050)	(10,776)	(28,477)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 (Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares
	Number of Class A Ordinary Shares	Amount	Number of Class B Ordinary Shares	Amount	Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (accumulated deficit)	Non- controlling Interest	Total Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015 (As Restated)	44,914,538	276	10,574,896	98	(49,355)	907,018	30,232	281,107	-	1,169,376
Net income	-	-	-	-	-	-	-	226,120	-	226,120
Conversion of Class B ordinary shares to Class A ordinary shares	1,679,647	12	(1,679,647)	(12)	-	-	-	-	-	-
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	2,141,043	14	-	-	-	20,374	-	-	-	20,388
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	22,972	-	-	22,972
Share-based compensation	-	-	-	-	-	67,824	-	-	-	67,824
Unrealized holding gains on available-for-sale security, net of RMB 42 income taxes	-	-	-	-	-	-	5,235	-	-	5,235
Reclassification adjustment for gains on available for sale securities realized in net income, net of RMB 42 income taxes	-	-	-	-	-	-	(235)	-	-	(235)
Dividends	-	-	-	-	-	-	-	(54,026)	-	(54,026)
Repurchase of Class A ordinary shares	-	-	-	-	(44,406)	-	-		-	(44,406)
Balance as of December 31, 2016 (As Restated)	48,735,228	302	8,895,249	86	(93,761)	995,216	58,204	453,201	-	1,413,248
Net loss	-	-	-	-	-	-	-	(147)	-	(147)
Conversion of Class B ordinary shares to Class A ordinary shares	1,689,190	12	(1,689,190)	(12)	-	-	-	-	-	-
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,915,758	13	-	-	-	22,241	-	-	-	22,254
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	(13,832)	-	-	(13,832)
Share-based compensation	-	-	-	-	-	77,415	-	-	-	77,415
Unrealized holding gains on available-for-sale security, net of RMB2,818 income taxes for year 2017	-	-	-	-	-	-	11,496	-	-	11,496
Reclassification adjustment for gains on available for sale securities realized in net income, net of RMB 2,818 income taxes for year 2017	-	-	-	-	-	-	(16,496)	-	-	(16,496)
Dividends	-	-	-	-	-	-	-	(63,087)	-	(63,087)
Purchase of Class A ordinary shares	-	-	-	-	(161,342)	-	-	-	-	(161,342)
Balance as of December 31, 2017 (As Restated)	52,340,176	327	7,206,059	74	(255,103)	1,094,872	39,372	389,967	-	1,269,509
Net loss						-	-	(590,174)	(2,025)	(592,199)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	632,402	4	-	-	-	2,947	-	-	-	2,951
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	11,100	-	-	11,100
Non-controlling interest contribution	-	-	-	-	-				1,050	1,050
Share-based compensation	-	-	-	-	-	124,253	-	-	-	124,253
Dividends	-	-	-	-	-	-	-	(42,955)	-	(42,955)
Purchase of Class A ordinary shares	-	-	-	-	(202,066)	-	-	-	-	(202,066)
Balance as of December 31, 2018	52,972,578	331	7,206,059	74	(457,169)	1,222,072	50,472	(243,162)	(975)	571,643

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2016	2017	2018
	As restated, See Note 3	As restated, See Note 3
	RMB	RMB	RMB
Operating activities:
Net income (loss)	226,120	(147)	(592,199)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,636	100,763	158,757
Loss on disposal of property and equipment	297	917	1,238
Deferred income tax benefit	(1,547)	(1,171)	(46,595)
Share based compensation expense	67,824	77,415	124,253
Investment (income) loss	(71)	47	1,548
Foreign currency exchange (gain) loss, net	(33,405)	6,097	(4,440)
Impairment of long-term investments	-	10,000	35,524
Changes in operating assets and liabilities:
Accounts receivable	3,994	(30,466)	6,000
Amount due from a related party	(3,753)	(1,964)	(2,996)
Inventory	-	-	(971)
Prepaid expenses and other current assets	(65,491)	(33,126)	(3,454)
Accrued interest income on time deposits	5,264	1,809	9,814
Other non-current assets	(5,707)	6,581	(15,986)
Accounts payable	(248)	(196)	(390)
Fund wired to a related party	-	-	(22,488)
Fund received from a related party	-	-	22,488
Amounts due to related parties	(800)	(310)	656
Income taxes payable	27,043	17,049	2,978
Deferred revenue	123,373	23,477	445,854
Accrued expenses and other current liabilities	82,077	127,534	44,128
Other non-current liabilities	(2,559)	(2,604)	(638)

Net cash provided by operating activities	496,047	301,705	163,081

Investing activities:
Purchase of property and equipment and intangible assets	(383,675)	(176,819)	(276,253)
Proceeds from disposal of property and equipment	446	423	8,905
Purchase of short-term investments	(420,000)	(950,000)	-
Proceeds from maturity of short-term investments	420,000	950,000	-
Purchase of long-term investments	(12,755)	(50,500)	(14,580)
Payment of long-term investment deposit	-	(4,380)	-
Purchase of time deposits	(638,170)	(515,739)	(284,166)
Proceeds from maturity of time deposits	925,386	534,958	563,354
Payment for acquisition of Hanru Hangzhou	(4,360)	-	-
Cash acquired from acquisition of Hanru Hangzhou	148	-	-
Payment for acquisition of Hao Xiao Zi	-	-	(57,700)
Cash acquired from acquisition of Hao Xiao Zi	-	-	11,424
Issuance of loan to a related party	(6,500)	-	-
Issuance of loans to employees	(12,143)	(30,626)	(69,784)
Proceeds from repayment of loans from employees	3,157	6,139	26,823

Net cash used in investing activities	(128,466)	(236,544)	(91,977)

Financing activities:
Proceeds from bank borrowing	-	-	13,228
Contribution from non-controlling entities	-	-	1,050
Issuance of Class A ordinary shares in connection with exercise of share options	20,388	22,254	2,952
Payment of dividend	(54,026)	(63,087)	(42,955)
Repurchase of treasury shares	(44,406)	(143,389)	(196,957)

Net cash used in financing activities	(78,044)	(184,222)	(222,682)

Changes in cash and cash equivalents	289,537	(119,061)	(151,578)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	7,197	(4,920)	10,571
Net change in cash, cash equivalents and restricted cash	296,734	(123,981)	(141,007)

Cash, cash equivalents and restricted cash at beginning of year	513,938	810,672	686,691

Cash, cash equivalents and restricted cash at end of year	810,672	686,691	545,684

Supplemental disclosure of cash flow information:
Income taxes paid	2,724	9,615	37,216
Non-cash investing and financing activities:
Accrual for purchase of equipment	3,692	10,737	18,292
Payable for repurchase of treasury shares	-	17,953	5,109

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

Tarena International is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Han Shaoyun (“Mr. Han”), the founder and former chief executive officer of the Company, and five other individuals. Tarena International is the parent company of a number of wholly-owned subsidiaries that are engaged in professional education services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Shanghai Tarena Software Technology Co., Ltd. (“Shanghai Tarena”) (collectively, the “Tarena Entities”), and their subsidiaries, in order to comply with the PRC laws and regulations which restricted foreign investments in companies that were engaged in education services. Pursuant to the VIE Agreements as described below, Tarena International has effective financial control over Tarena Entities and their initial capital funding was provided by Tarena Technologies Inc., (a wholly-owned subsidiary of Tarena International or the “WFOE”, formerly known as Beijing Tarena Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Tarena Entities and their subsidiaries primarily consisted of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers.

In 2016, Beijing Tarena received additional capital injection of RMB3,000 through its nominee equity holders. All of the equity interests of Tarena Entities are legally held by Mr. Han and Mr. Li Jianguang (“Mr. Li”), a director of Tarena International. Both individuals are nominee equity holders of Tarena Entities and holding their equity interests on behalf of Tarena International. Through a series of contractual agreements and arrangements (the “VIE Agreements”), among Tarena International, WFOE, Tarena Entities and their nominee equity holders, the nominee equity holders of Tarena Entities have granted all their legal rights including voting rights and disposition rights of their equity interests in Tarena Entities to Tarena International. The nominee equity holders of Tarena Entities do not participate significantly in income and loss and do not have the power to direct the activities of the Tarena Entities that most significantly impact their economic performance. Accordingly, the Tarena Entities are considered variable interest entities.

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

Under the terms of the VIE Agreements, Tarena International has (i) the right to receive economic benefits that could potentially be significant to Tarena Entities in the form of service fees under the exclusive business cooperation agreements; (ii) the right to receive all dividends declared by Tarena Entities and the right to all undistributed earnings of Tarena Entities; (iii) the right to receive the residual benefits of Tarena Entities through its exclusive option to acquire 100% of the equity interests in Tarena Entities, to the extent permitted under PRC law. Accordingly, Tarena International is the primary beneficiary of the Tarena Entities and the financial statements of Tarena VIE Entities are consolidated in Tarena International’s consolidated financial statements.

Under the terms of the VIE Agreements, Tarena Entities’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to Tarena International. All of the equity (net assets) and net income of Tarena Entities are attributed to Tarena International.

The key terms of the VIE Agreements are as follows:

Loan Agreements: The WFOE provided RMB6,000 loans in aggregate to Tarena Entities’ nominee equity holders for the sole purpose of their contribution of Tarena Entities’ registered capital. The nominee equity holders of Tarena Entities can only repay the loans by transferring all of their legal equity interest in Tarena Entities to the WFOE or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equity holder of Tarena Entities transfers his equity interests in Tarena Entities to Tarena International or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the PRC law. The initial terms of the loans expire in 2026, which can be extended with the written notice of both the WFOE and Tarena Entities before expiration. In March 2017, the Company dissolved Shanghai Tarena and obtained the repayment of RMB1,000 from Shanghai Tarena’s nominee equity holders.

Exclusive Option Agreements: Each of the nominee equity holders irrevocably granted Tarena International, Inc. or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Tarena Entities. In addition, Tarena International has the option to acquire the equity interests of Tarena Entities for a specified price equal to the loan provided by the WFOE to the nominee equity holders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Without Tarena International’s prior written consent, the nominee equity holders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Tarena Entities. These agreements will remain effective until all equity interests held in Tarena Entities by the nominee equity holders are transferred or assigned to Tarena International or its designated representatives.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

Exclusive Business Cooperation Agreements: The WFOE has the exclusive right to provide, among other things, technical support, business support and related consulting services to Tarena Entities and Tarena Entities agree to accept all the consultation and services provided by the WFOE. Without the WFOE’s prior written consent, Tarena Entities are prohibited from engaging any third party to provide any of the services under this agreement. In addition, the WFOE exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Tarena Entities agree to pay a monthly service fee to the WFOE at an amount determined solely by the WFOE after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the WFOE employees providing services to Tarena Entities, the value of services provided, the market price of comparable services and the operating conditions of Tarena Entities. Furthermore, to the extent permitted under the PRC law, the WFOE agrees to provide financial support to Tarena Entities. The term of the agreement will remain effective unless the WFOE terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Tarena Entities or the WFOE to renew its respective business license upon expiration. Tarena Entities are not permitted to terminate this agreement in any event unless required by applicable laws.

Power of Attorney: Each nominee equity holder of Tarena Entities appointed the WFOE as the attorney-in-fact to act on all matters pertaining to Tarena Entities and to exercise all of their rights as an equity holder of Tarena Entities, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Tarena Entities requiring shareholders’ approval under PRC laws and regulations and the articles of association of Tarena Entities, designate and appoint directors and senior management members. The WFOE may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the nominee equity holders of Tarena Entities. Each power of attorney will remain effective until the nominee equity holder ceases to hold any equity interest in Tarena Entities.

Equity Interest Pledge Agreements: Pursuant to the equity interest pledge agreement, Tarena Entities’ nominee equity holders pledged all of their equity interests in Tarena Entities to the WFOE to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to the WFOE. If Tarena Entities or any of Tarena Entities’ nominee equity holders breaches its contractual obligations under the contractual arrangements, the WFOE, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Tarena Entities in accordance with legal procedures. The WFOE has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, the WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with the relevant local administration for industry and commerce in December 2013 and April 2017 and will remain binding until Tarena Entities and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of Tarena Entities in good faith.

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

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, Tarena International cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the WFOE, its subsidiaries and Tarena Entities;

•	discontinue or restrict the conduct of any transactions between the WFOE, its subsidiaries and Tarena Entities;

•	impose fines, confiscate the income from Tarena Entities, or impose other requirements with which the Company may not be able to comply;

•	require Tarena International to restructure its ownership structure or operations, including terminating the contractual arrangements with Tarena Entities and deregistering the equity pledges of Tarena Entities; and

•	restrict or prohibit the use of the proceeds of future offering to finance the Company’s business and operations in the PRC.

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

The equity interests of Tarena Entities are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of Tarena International. Mr. Han and Mr. Li each holds 68.9%  and 0.1% of the total voting rights as of December 31, 2018, respectively, assuming the exercise of all outstanding options held by Mr. Han and Mr. Li as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in Tarena Entities to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are both Tarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Tarena Entities, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with Tarena Entities under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of Tarena Entities and their subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2017 and 2018 are as follows:

	December 31,
	2017	2018
	RMB	RMB
Cash	294	1,376
Amounts due from related parties	33,744	34,335
Prepaid expenses and other current assets	1	617
Total current assets	34,039	36,328
Property and equipment, net	-	2,652
Long term investments	46,500	38,380
Deferred income tax assets	684	916
Other non-current assets	2,880	333

Total assets	84,103	78,609
Income taxes payable	3,052	3,398
Accrued expenses and other current liabilities	186	2,115
Amounts due to related parties, including amounts due to WFOE for accrued service fees	78,665	89,884

Total current liabilities	81,903	95,397
Other non-current liabilities	267	267

Total liabilities	82,170	95,664

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

The financial performance and cash flows of Tarena Entities and their subsidiaries that were included in the accompanying consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	-	-	4,232
Net income (loss)	99	(11,597)	(16,900)
Net cash used in operating activities	(727)	(2,996)	1,540
Net cash used in investing activities	(11,886)	(29,380)	(24,083)
Net cash provided by financing activities	12,200	32,040	23,625

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

During the periods presented, Tarena International and its wholly-owned subsidiaries provided financial support to Tarena Entities that they were not previously contractually required to provide in the form of advances. To the extent Tarena Entities require financial support, pursuant to the exclusive business cooperation agreements, the WFOE may, at its option and to the extent permitted under the PRC law, provide such support to Tarena Entities through loans to Tarena Entities’ nominee equity holders or entrustment loans to Tarena Entities.

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

Revenue concentration

A substantial portion of the Company’s total net revenues are generated from Java, Digital Arts, and Web Front courses. The percentages of the Company’s total net revenues from Java, Digital Arts and Web Front training courses are as follows:

	Year Ended December 31,
	2016	2017	2018
Digital Arts	26.7%	31.5%	28.7%
Java	32.9%	32.0%	18.3%
Web Front	12.9%	7.0%	3.9%
Total	72.5%	70.5%	50.9%

The Company expects net revenues from these three training courses to continue to represent a majority portion of its total net revenues in the future. Negative factors that adversely affect net revenues generated by these three training courses will have a material adverse effect on the Company’s business, financial condition and results of operations. There were no other courses that represented revenues greater than 10% of total revenues.

A substantial portion of the Company’s students financed their tuition fees through the loans offered to them by financial service providers including Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., and Qianchengyi during the 3-year period ended December 31, 2018. The Company expects students financed by these companies to continue to represent a major portion of its total students in the future. The Company believes other companies could provide similar loans to its students on comparable terms. However, negative factors that adversely affect these companies will have a material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

The percentages of the Company’s total net revenues generated from its business operations in Beijing are 16.0%, 13.6% and 13.5% for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company expects revenues derived from its business operations in Beijing to continue to be greater than 10% of total revenue in the future. Negative factors that adversely affect professional education services in Beijing will have a material adverse effect on the Company’s business, financial condition and results of operations. There were no other cities that represented revenues greater than 10% of total revenues.

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

(b)	Liquidity Condition

For the year ended December 31, 2018, the Company incurred a net loss from operations of RMB592.2 million. As of December 31, 2018, the Company had net current liability of RMB374.8 million. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses in the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

Despite of the net loss for the year ended December 31, 2018, which included non-cash components of depreciation and amortization amounting to RMB159 million, share based compensation expense amounting to RMB124 million, and impairment loss of long-term investments amounting to RMB36 million, for the years ended December 31, 2016, 2017 and 2018, the Company generated net cash inflows from operating activities amounting to RMB496 million, RMB302 million, and RMB163 million, respectively. The Company expects a limited amount of net operating cash outflow, if not a net operating cash inflow, for the year ended December 31, 2019, taking into consideration of the significant expenses with respect to the Investigation as further discussed in Note 3 to the consolidated financial statements.

As of December 31, 2018, the Company’s deferred revenue liability of RMB830 million does not represent potential cash outflows but will be recognized as revenue in the future as the Company provides the services in the end.

For the next 12 months from the issuance date of this report, the Company plans to continues implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level by offering online courses to all students, negotiating for relief or postpone of rentals for this special period of time and seeking for certain credit facilities, implementing comprehensive budget control and operation assessment, implementing enhanced vendor review and selection processes as well as enhancing internal controls on payable management, and creating synergy of the Company’s resources, which has considered the impact of COVID-19 as disclosed in Note 22 to the consolidated financial statements. Given the considerable gross margin ratio in its operations and the expected net operating cash inflow mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report.

(c)	Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items  subject to such estimates and assumptions include the estimated stand-alone selling price under ASC 606, the guarantee liability under ASC Topic 460, the fair values of share-based compensation awards, goodwill impairment and long term investments, the collectability of accounts receivable, the realizability of deferred income tax assets, the accruals for  other contingencies, the recoverability of the carrying amounts of property and equipment and the useful lives of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

To allocate the transaction price for contracts with multiple deliverables and estimate the standalone selling price, the Company considers market data, including its pricing strategies for the products being evaluated and other similar products it offers, competitor pricing to the extent data is available, and costs to determine whether the estimated selling price yields an appropriate profit margin.

(d)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the identifiable assets and liabilities based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

(e)	Foreign currency

The functional currency of Tarena International and Tarena Hong Kong Limited (“Tarena HK”) is the USD. The functional currency of Taiwan Tarena Counseling Software Co., Ltd. is the TWD. The functional currency of Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs is the RMB. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gains (losses) in the consolidated statements of comprehensive income (loss).

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

(f)	Cash, cash equivalents, restricted cash and time deposits

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

Restricted cash is the deposit as collateral for the USD$2 million bank loan with a period of 12 months.

Cash, cash equivalents, time deposits and restricted cash maintained at financial institutions consist of the following:

	December 31,
	2017	2018
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	910,804	511,866
US dollar denominated bank deposits with financial institutions in the PRC	135,686	131,129
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	4,387	53,148
HK dollar denominated bank deposits with financial institutions in HK SAR	1	15
RMB denominated bank deposits with a financial institution in HK SAR	21	147
US dollar denominated bank deposits with a financial institution in the U.S.	68,795	6,311
TWD denominated bank deposits with a financial institution in Taiwan	-	2,170
Total	1,119,694	704,786

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR, Taiwan and the U.S. with acceptable credit rating.

(g)	Short-term investment

During the years ended December 31, 2016, 2017 and 2018, the Company invested RMB420,000, RMB950,000 and nil, respectively, in financial products managed by one financial institution in the PRC. The terms of the financial products range between 7 days and 84 days. All of these financial products matured before December 31, 2016, 2017 and 2018, respectively. The Company earned investment income of RMB12,676, RMB19,314 and nil, respectively on the financial products, which was included in other income (loss) in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2016, 2017 and 2018.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Accounts receivable

Accounts receivable primarily represent tuition fees due from students. Accounts receivable which are due over one year as of the balance sheet date are presented as non-current assets. The unearned interest on accounts receivable which are due over one year is reported in the consolidated balance sheets as a direct deduction from the principal amount of accounts receivable. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its students to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the students’ financial condition, the accounts receivables aging and the students’ payment patterns. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

(i)	Property and equipment

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

(j)	Goodwill

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Goodwill (continued)

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

If the two-step goodwill impairment test is required, the first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Company performs the annual goodwill impairment assessment using a two-step approach on December 31 and no goodwill impairment was identified as of December 31, 2017 and 2018 (Note 20).

(k)	Long-term investments
•	Equity investments without readily determinable fair values/ Cost method investments

In January 2016, the FASB issued ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which, among other things, generally requires companies to measure investments in other entities, except those accounted for under the equity method, at fair value and to recognize any changes in fair value in net income. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, and the guidance should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The guidance related to equity investments without readily determinable fair values (including disclosure requirements) is applied prospectively to equity investments that exist as of the date of adoption. ASU 2016-01, which the Company adopted on January 1, 2018, did not have a material impact on the consolidated financial statements.

Since January 1, 2018, equity investments without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in accordance with ASC topic 321, Investments – Equity Securities. Prior to the fiscal year 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	(k)	Long-term investments (continued)
•	Equity method investments

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investment is recognized in the consolidated statements of comprehensive income; and the Company’s share of post-acquisition movements in equity is recognized in equity in the consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which it has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which it has recorded an equity investment equals or exceeds the Company’s interest in the entity, it does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity investee.

The Company evaluates the equity method investments for impairment. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

•	Available-for-sale debt securities

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity debt securities and are stated at amortized cost. Debt securities that the Company has the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available for sale and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income (OCI). Upon sale, realized gains and losses are reported in net income. The Company monitors the investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

(l)	Revenue recognition

The Company adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 was presented under ASC 606, and revenues for the years ended December 31, 2016 and 2017 were not adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Revenue recognition (continued)

Revenue recognition before adoption of ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”

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

Tuition revenue

Tuition fees are recognized as revenue proportionately as the training courses are delivered, with unearned portion of tuition fees being recorded as deferred revenue. For certain students who borrow the tuition fee from financial service providers, the Company also provides a guarantee service to financial service providers whereas in the event of default, the financial service providers are entitled to receive unpaid interest and principal from the Company. Given that the Company effectively takes on all of the credit risk of the borrowers and are compensated by the tuition fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). The Company first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the tuition fees.

Certain qualified students are allowed to pay their tuition fees on installment for a period of time after the completion of the course. When tuition services are sold on installment terms that exceeds one year beyond the point in time that revenue is recognized, the receivable, and therefore the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate subject to management decision on the date of the transaction and it reflects the rate that the students can obtain financing of a similar nature from other sources at the date of the transaction.

The Company enters into arrangements with certain students that purchase multiple services, including tuition service and practical tutoring service (“multiple-element arrangements”). Each element within the multiple-element arrangements is accounted for as a separate unit of accounting provided the following criteria are met: the delivered services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered services, delivery or performance of the undelivered service is considered probable and is substantially controlled by the Company. A deliverable has standalone value if the service is sold separately by the Company or another vendor. The Company’s revenue arrangements do not include a general right of return relative to the delivered services.

The Company treats training contracts with multiple deliverable elements as separate units of accounting for revenue recognition purposes and recognizes revenue during the contract period when each deliverable service is provided. The Company allocates the contract price among all the deliverables at the inception of the arrangement on the basis of their relative selling prices according to the selling price hierarchy established by Topic 605-25, Revenue Recognition - Multiple – Element Arrangements. The Company first uses vendor-specific objective evidence (VSOE) of selling price, if it exists, otherwise the third-party evidence of selling price is used. If neither VSOE of selling price nor third-party evidence of selling price exists, the Company uses management’s best estimate of selling price for the deliverables.

Certification service revenue

The Company provides certification service to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams, and providing the certificates to students. All certificates are issued by third parties to the students who pass the exam. The Company acts as the principal in providing this service and recognizes revenue on gross basis because the Company is the primary obligor in the arrangement and is responsible for fulfilling the ordered services by the students. Cash received before the students taking the exam, is recorded as deferred revenue, and subsequently recognized as certification service revenue upon completion of the certification service, which occurs when the certificates are provided to the students.

Loan referral service revenue

The Company promotes loan products of the financial service providers to its students, who need financial assistance for the payment of their tuition fees, in exchange for a referral fee at a rate of the effective principal amount of the loans. Loan referral service revenue is recognized upon the initiation of the loans and confirmed with the financial service providers on a monthly basis.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Revenue recognition (continued)

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (ASC 606)” with modified retrospective method

Effective January 1, 2018, The Company evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

•	identifying the contract(s) with the customer;
•	identifying the performance obligations in the contract;
•	determining the transaction price;
•	allocating the transaction price to performance obligations in the contract; and
•	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of business tax and value added taxes (“VAT”) at rates ranging between 3% and 6%, and surcharges. VAT and business tax to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Tuition revenue

The Company provides IT and non-IT related training courses to both adult and K-12.

A majority of contract of tuition service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fees are recognized as revenue proportionately as the training courses are delivered, with unearned portion of tuition fees being recorded as deferred revenue. For certain students who borrow the tuition fee from financial service providers, the Company also provides a guarantee service to financial service providers whereas in the event of default, the financial service providers are entitled to receive unpaid interest and principal from the Company. Given that the Company effectively takes on all of the credit risk of the borrowers and are compensated by the tuition fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). The Company first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the tuition fees consistent with the guidance in ASC 606.

Certain qualified students are allowed to pay their tuition fees on installment for a period of time exceeding one year. When tuition services are sold on installment terms that exceeds one year beyond the point in time that revenue is recognized, the contract contains a significant financing component, and the consideration promised by the customer is variable. The receivable, and therefore the revenue is recorded at the present value of the payments. The difference between the present value of the receivable and the nominal or principal value of the tuition fees is recognized as interest income over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate subject to management decision on the date of the transaction and it reflects the rate that the students can obtain financing of a similar nature from other sources at the date of the transaction.

The Company enters into arrangements with certain students that purchase multiple services. The performance obligations identified include tuition service and practical tutoring service. The Company treats training contracts with multiple performance obligations as separate units of accounting for revenue recognition purposes and recognizes revenue during the contract period when each performance obligation is satisfied. The Company allocates the transaction price to each performance obligations based on stand-alone selling price.

Refunds are provided to students if they withdraw from classes, and usually only those unearned portions of the fee which is available will be refunded. A refund liability represents the amounts of consideration received but are not expected to be entitled to earn, and thus are not included in the transaction price because these amounts are expected to be eventually refunded to students. The Company determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which was recorded under accrued expenses and other current liabilities. Historically, the Company has not had material refunds.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Revenue recognition (continued)

Certification service revenue

The Company provides certification service to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams, and providing the certificates to students. All certificates are issued by third parties to the students who pass the exam.

The Company is the principal to end customers. The Company acts as the principal in providing the certificate service to the students and recognizes revenue on gross basis because the Company is able to determine the price, acts as the main obligor in the arrangement, and, is responsible for fulfilling the services ordered by the students. Cash received before the students taking the exam is recorded as deferred revenue.

Each contract of certification service is accounted for as a single performance obligation which is satisfied at a point in time. The performance obligation is satisfied when the certificates are provided to the students and the consideration are received, then the received consideration is recognized as certification service revenue.

Loan referral service revenue

The Company promotes loan products of financial service providers to its students, who need financial assistance for the payment of their tuition fees, in exchange for a referral fee generally at a rate of the principal amount of the loans. Each contract of loan referral service is accounted for as a single performance obligation which is satisfied at a point in time.

Generally, the early repayment and default loan are excluded from the effective principal amount of the loans, and thus are not included in the transaction price because these amounts are expected to be eventually refunded to financial service providers. The Company determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. Refund liability was recorded under accrued expenses and other current liabilities. Historically, the Company has not had material refunds.

Loan referral service revenue is recognized upon the initiation of the loans as the performance obligation is satisfied and confirmed with the financial service providers on a monthly basis.

Contract acquisition costs

The Company has used practical expedients as allowed under ASC 606 to generally expenses sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded as sales and marketing expenses.

Contract liability

The Company’s contract liabilities mainly consist of deferred revenue, with a balance of RMB352,260 and RMB830,019 as of December 31, 2017 and 2018, respectively. All contract liabilities before January 1, 2018 were recognized as revenue during the year ended December 31, 2018 and all contract liabilities as of December 31, 2018 are expected to be realized in the following year.

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method.

The following table presents the impact of the adoption of ASC 606 on the consolidated balance sheet and statement of operations as of and for the year ended December 31, 2018.

	As of December 31, 2018
	As reported	Balances without adoption of ASC 606	Effect change higher/(lower)
Deferred revenue	830,019	865,791	(35,772)
Accrued expenses and other current liabilities	365,428	329,656	35,772

Guarantee service revenue recognized under ASC 460

At the inception of each loan, the guarantee liabilities recorded at fair value based on ASC Topic 460 is determined on a loan by loan basis. The guarantee liabilities are generally reduced by recording a credit to guarantee service revenue as the guarantor is released from the underlying guaranteed risk. Subsequent to initial recognition, the guarantee obligation’s release from risk has typically been recognized over the term of the guarantee using a rational amortization method.

(m)	Cost of revenues

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Guarantee liabilities

For certain students who borrow the tuition fee from financial service providers, the Company provides a guarantee service to financial service providers whereas in the event of default, the financial service providers are entitled to receive unpaid interest and principal from the Company. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled.

For accounting purposes, at the inception of each loan, the Company recognizes the guarantee liability in accrued expenses and other current liabilities at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan's inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Company is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The guarantee liabilities are generally reduced by recording a credit to guarantee service revenue as the guarantor is released from the underlying guaranteed risk. Subsequent to initial recognition, the guarantee obligation’s release from risk has typically been recognized over the term of the guarantee using a rational amortization method. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450, loans with similar risk characteristics are pooled into cohorts. The ASC 450 contingent component is recognized as part of operating expenses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

(o)	Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were RMB213,078, RMB270,790 and RMB339,385 for the years ended December 31, 2016, 2017 and 2018, respectively.

(p)	Operating lease

The Company leases premises for learning centers and offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, other lease concessions or contingent rent in the lease agreements. The lease terms of the Company’s learning centers mainly range between 1 and 10 years. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

Certain learning centers of the Company sublease a portion of the areas to certain students for their living accommodation. Income from subleases is recognized on a straight-line basis over the term of the lease and recognized as reduction of costs of revenues.

(q)	Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. Government grants of RMB3,266, RMB7,435 and RMB2,292 were recognized and included in other income for the years ended December 31, 2016, 2017 and 2018, respectively.

(r)	Research and development expense

Research and development costs are expensed as incurred.

(s)	Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 24.3% to 53.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2016, 2017, and 2018, the costs of the Company’s obligations to the defined contribution plans amounted to RMB60,327, RMB84,275, and RMB129,455, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Income taxes

The Company follows the asset and liability method in accounting for income taxes in accordance to ASC topic 740 “Taxation” (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income (loss). The Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months of December 31, 2018.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on above.

(u)	Share based compensation

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Commitments and contingencies

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

(w)	Earnings (loss) per share

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

Diluted earnings  per share is calculated by dividing net income (loss) attributable to Tarena International’s Class A and Class B ordinary shareholders as adjusted for the effect of dilutive Class A and Class B ordinary share equivalents, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary share equivalents outstanding during the year. Class A and Class B ordinary share equivalents include the Class A and Class B ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted earnings (loss) per Class A and Class B ordinary share if the impact is anti-dilutive. If there is a loss from continuing operations, diluted EPS would be computed in the same manner as basic EPS is computed, even if an entity has net income after adjusting for a discontinued operation or an extraordinary item.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making decisions about the allocation of resources to and the assessment of the performance of the segments of the Company. Management has determined that the Company has two operating segments, which is the Adult Training segment and Kid Training segment. The majority of the Company’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(y)	Fair value measurements

The Company applies the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Fair value measurements (continued)

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other current liabilities as of December 31, 2017 and 2018 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2017 and 2018 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits as of December 31, 2017 and 2018 are categorized as Level 2 measurement.

(z)	Recently issued accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. The new standard requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. The Company plans to make a policy election that will keep leases with an initial term of 12 months or less off the balance sheet and will result in recognizing those lease payments in the consolidated statements of comprehensive income comprehensive income on a straight-line basis over the lease term. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financing or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, ASU 2016-02 will require both types of leases to be recognized on the balance sheet. As a result, lessees will be required to put most leases on their balance sheets while recognizing expense on their statements of comprehensive income in a manner similar to current accounting. In addition, this guidance requires disclosures about the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 specifies a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements and that the new and enhanced disclosures be provided for each period presented (including comparative periods). In July 2018, the FASB issued ASU 2018-11, Leases (ASC 842): Targeted Improvements, which provides companies an optional adoption method to ASU 2016-02 whereby a company does not have to adjust comparative period financial statements for the new standard. The new standard will be effective for the Company on January 1, 2019. The Company estimates that approximately RMB767 million and RMB731 million would be recognized as total right-of-use assets and total lease liabilities on our consolidated balance sheet as of January 1, 2019. The Company does not expect the new standard to have a material impact on its results of operations or cash flows.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Recently issued accounting standards(continued)

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments affect loans, debt securities, trade receivables, net investments in leases, exposures on guarantee liabilities, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. The standard is effective for the Company from fiscal year 2020, with early adoption permitted for fiscal year 2019. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Based on management’s preliminary assessment, the Company believes that the change will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820)- Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement. The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Company is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS

Starting from April 2019, the Company’s audit committee conducted an independent investigation (the “Investigation”) regarding certain issues identified by its predecessor auditor during the course of the audit of the Company’s financial statements for the year ended December 31, 2018. Through the Investigation, the Company has identified certain  management members and personnel were involved in misconducts in certain transactions. In response, the Company has restated its financial statements for the fiscal years from 2014 to 2017.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

The effects of the reclassifications and restatement for the errors on the consolidated balance sheets are as follows:

		As of December 31, 2016
	Item	As previously reported	Restatement adjustments	As Restated
		RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		810,672	-	810,672
Time deposits		416,724	-	416,724
Restricted cash		-	-	-
Accounts receivable, net of allowance for doubtful accounts	(a), (b), (e)	97,374	(79,059)	18,315
Amounts due from a related party	(d)	-	4,978	4,978
Prepaid expenses and other current assets	(b)	126,088	5,017	131,105
Total current assets		1,450,858	(69,064)	1,381,794
Time deposits		58,667	-	58,667
Accounts receivable, net of allowance for doubtful accounts-non current	(a)	1,176	8,089	9,265
Amounts due from a related party	(d)	-	6,500	6,500
Property and equipment, net	(b), (e)	437,337	(10,336)	427,001
Intangible assets, net	(e)	-	5,194	5,194
Goodwill		3,365	-	3,365
Long term investments		41,760	-	41,760
Deferred income tax assets	(f)	54,127	(49,575)	4,552
Other non-current assets	(d), (e)	37,722	(1,810)	35,912
Total assets		2,085,012	(111,002)	1,974,010
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		4,502	-	4,502
Amounts due to related parties	(d)	79	447	526
Income taxes payable	(f)	91,240	(40,853)	50,387
Deferred revenue	(a), (e)	266,061	62,721	328,782
Accrued expenses and other current liabilities	(a), (b), (e)	117,867	51,655	169,522
Total current liabilities		479,749	73,970	553,719
Other non-current liabilities		7,043	-	7,043
Total liabilities		486,792	73,970	560,762
Shareholders’ equity:
Ordinary shares		388	-	388
Treasury shares		(93,761)	-	(93,761)
Additional paid-in capital		995,216	-	995,216
Accumulated other comprehensive income		58,204	-	58,204
Retained earnings	(a), (b), (d), (e),(f)	638,173	(184,972)	453,201
Total shareholders’ equity		1,598,220	(184,972)	1,413,248
Total liabilities and equity		2,085,012	(111,002)	1,974,010

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

		As of December 31, 2017
	Item	As previously reported	Restatement adjustments	As Restated
		RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		686,691	-	686,691
Time deposits		432,536	-	432,536
Accounts receivable, net of allowance for doubtful accounts	(a), (b), (e)	216,700	(165,057)	51,643
Amounts due from a related party	(d)	231	6,711	6,942
Prepaid expenses and other current assets	(b)	156,360	(653)	155,707
Total current assets		1,492,518	(158,999)	1,333,519
Time deposits		505	-	505
Accounts receivable, net of allowance for doubtful accounts-non current	(a)	14,582	(8,178)	6,404
Amounts due from a related party	(d)	-	6,500	6,500
Property and equipment, net	(b), (e)	519,691	(17,352)	502,339
Intangible assets, net	(e)	-	4,753	4,753
Goodwill		3,365	-	3,365
Long term investments	(e)	101,920	(24,750)	77,170
Deferred income tax assets	(f)	72,600	(66,979)	5,621
Other non-current assets	(d), (e)	77,464	787	78,251
Total assets		2,282,645	(264,218)	2,018,427
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		11,351	-	11,351
Amounts due to related parties	(d)	-	216	216
Income taxes payable	(f)	125,971	(58,638)	67,333
Deferred revenue	(a),(c),(e)	302,163	50,097	352,260
Accrued expenses and other current liabilities	(a), (b), (c), (e)	184,646	128,783	313,429
Total current liabilities		624,131	120,458	744,589
Other non-current liabilities		4,329	-	4,329
Total liabilities		628,460	120,458	748,918
Shareholders’ equity:
Ordinary shares		401	-	401
Treasury shares		(255,103)	-	(255,103)
Additional paid-in capital		1,094,872	-	1,094,872
Accumulated other comprehensive income	(e)	54,122	(14,750)	39,372
Retained earnings	(a), (b), (d), (e), (f)	759,893	(369,926)	389,967
Total shareholders’ equity		1,654,185	(384,676)	1,269,509
Total liabilities and equity		2,282,645	(264,218)	2,018,427

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

The effects of the reclassifications and restatement for the errors on the consolidated statements of operations and comprehensive loss are as follows:

		Year Ended December 31, 2016
	Item	As previously reported	Restatement adjustments	As Restated
		RMB	RMB	RMB
Net revenues	(a), (e)	1,579,604	(59,569)	1,520,035
Cost of revenues	(a), (b)	(449,104)	5,637	(443,467)
Selling and marketing expenses	(b)	(527,553)	3,476	(524,077)
General and administrative expenses	(a), (b), (d)	(307,519)	43,074	(264,445)
Research and development expenses		(65,594)	-	(65,594)
Operating income		229,834	(7,382)	222,452
Interest income	(a), (b)	23,974	1,091	25,065
Other income		15,960	-	15,960
Loss on foreign currency forward contract		(12,898)	-	(12,898)
Foreign currency exchange gains		3,760	-	3,760
Income before income taxes		260,630	(6,291)	254,339
Income tax expense	(f)	(18,776)	(9,443)	(28,219)
Net income		241,854	(15,734)	226,120

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

		Year Ended December 31, 2017
	Item	As previously reported	Restatement adjustments	As Restated
		RMB	RMB	RMB
Net revenues	(a), (c), (e)	1,973,806	(220,111)	1,753,695
Cost of revenues	(a), (b)	(599,199)	6,253	(592,946)
Selling and marketing expenses	(b)	(713,120)	5,963	(707,157)
General and administrative expenses	(a), (b), (d)	(392,296)	37,464	(354,832)
Research and development expenses		(100,032)	-	(100,032)
Operating income (loss)		169,159	(170,431)	(1,272)
Interest income	(a), (b)	21,000	(4,903)	16,097
Other income (loss)	(e)	26,702	(10,000)	16,702
Foreign currency exchange loss		(6,284)	-	(6,284)
Income before income taxes		210,577	(185,334)	25,243
Income tax expense	(f)	(25,770)	380	(25,390)
Net income (loss)		184,807	(184,954)	(147)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

The effects of the reclassifications and restatement for the errors on the consolidated statements of cash flows are as follows:

	Year Ended December 31, 2016
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
Operating activities:
Net income	241,854	(15,734)	226,120
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,757	879	73,636
Bad debt expense	33,605	(33,605)	-
Loss on disposal of property and equipment	297	-	297
Deferred income tax benefit	(18,895)	17,348	(1,547)
Share based compensation expense	67,824	-	67,824
Investment loss (gain)	29	(100)	(71)
Foreign currency exchange gain, net	(3,760)	(29,645)	(33,405)
Changes in operating assets and liabilities, net of effects from acquisition of Hanru Hangzhou and Hao Xiao Zi
Accounts receivable	22,928	(18,934)	3,994
Amounts due from a related party	-	(3,753)	(3,753)
Prepaid expenses and other current assets	(60,362)	(5,129)	(65,491)
Accrued interest income on time deposits	5,264	-	5,264
Other non-current assets	(7,071)	1,364	(5,707)
Accounts payable	(248)	-	(248)
Amounts due to related parties	(800)	-	(800)
Income taxes payable	34,947	(7,904)	27,043
Deferred revenue	101,439	21,934	123,373
Accrued expenses and other current liabilities	36,781	45,296	82,077
Other non-current liabilities	(2,559)	-	(2,559)
Net cash provided by operating activities	524,030	(27,983)	496,047

Investing activities:
Purchase of property and equipment and intangible assets	(381,982)	(1,693)	(383,675)
Proceeds from disposal of property and equipment	358	88	446
Purchase of short-term investments	(1,937,000)	1,517,000	(420,000)
Proceeds from maturity of short-term investments	1,937,000	(1,517,000)	420,000
Purchase of long-term investments	(12,755)	-	(12,755)
Purchase of time deposits	(421,170)	(217,000)	(638,170)
Proceeds from maturity of time deposits	678,741	246,645	925,386
Payment for acquisition of Hanru Hangzhou	(4,360)	-	(4,360)
Cash acquired from acquisition of Hanru Hangzhou	148	-	148
Issuance of loan to a related party	(6,500)	-	(6,500)
Issuance of loans to employees	(12,025)	(118)	(12,143)
Proceeds from repayment of loans from employees	3,096	61	3,157
Net cash used in investing activities	(156,449)	27,983	(128,466)

Financing activities:
Issuance of Class A ordinary shares in connection with exercise of share options	20,388	-	20,388
Payment of dividend	(54,026)	-	(54,026)
Repurchase of treasury shares	(44,406)	-	(44,406)
Net cash used in financing activities	(78,044)	-	(78,044)
Changes in cash and cash equivalents	289,537	-	289,537
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	7,197	-	7,197
Net change in cash, cash equivalents and restricted cash	296,734	-	296,734
Cash, cash equivalents and restricted cash at beginning of year	513,938	-	513,938
Cash, cash equivalents and restricted cash at end of year	810,672	-	810,672

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

	Year Ended December 31, 2017
	As previously reported	Restatement adjustments	As Restated
	RMB	RMB	RMB
Operating activities:
Net income (loss)	184,807	(184,954)	(147)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	100,724	39	100,763
Bad debt expense	31,499	(31,499)	-
Loss on disposal of property and equipment	917	-	917
Deferred income tax benefit	(18,473)	17,302	(1,171)
Share based compensation expense	77,415	-	77,415
Investment income	(19,267)	19,314	47
Foreign currency exchange losses, net	6,471	(374)	6,097
Impairment of long-term investments	-	10,000	10,000
Changes in operating assets and liabilities, net of effects from acquisition of Hanru Hangzhou and Hao Xiao Zi
Accounts receivable	(164,231)	133,765	(30,466)
Amounts due from related parties	-	(1,964)	(1,964)
Prepaid expenses and other current assets	(18,712)	(14,414)	(33,126)
Accrued interest income on time deposits	1,809	-	1,809
Other non-current assets	(12,432)	19,013	6,581
Accounts payable	(196)	-	(196)
Amounts due to related parties	(310)	-	(310)
Income taxes payable	34,731	(17,682)	17,049
Deferred revenue	36,102	(12,625)	23,477
Accrued expenses and other current liabilities	50,407	77,127	127,534
Other non-current liabilities	(2,604)	-	(2,604)
Net cash provided by operating activities	288,657	13,048	301,705

Investing activities:
Purchase of property and equipment and intangible assets	(177,251)	432	(176,819)
Proceeds from disposal of property and equipment	462	(39)	423
Purchase of short-term investments	(1,970,000)	1,020,000	(950,000)
Proceeds from maturity of short-term investments	1,989,314	(1,039,314)	950,000
Purchase of long-term investments	(50,500)	-	(50,500)
Payment of long-term investment deposit	(4,380)	-	(4,380)
Purchase of time deposits	(509,739)	(6,000)	(515,739)
Proceeds from maturity of time deposits	528,999	5,959	534,958
Issuance of loans to employees	(35,379)	4,753	(30,626)
Proceeds from repayment of loans from employees	5,352	787	6,139
Net cash used in investing activities	(223,122)	(13,422)	(236,544)

Financing activities:
Issuance of Class A ordinary shares in connection with exercise of share options	22,254	-	22,254
Payment of dividend	(63,087)	-	(63,087)
Repurchase of treasury shares	(143,389)	-	(143,389)
Net cash used in financing activities	(184,222)	-	(184,222)
Changes in cash and cash equivalents	(118,687)	(374)	(119,061)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(5,294)	374	(4,920)
Net change in cash, cash equivalents and restricted cash	(123,981)	-	(123,981)
Cash, cash equivalents and restricted cash at beginning of year	810,672	-	810,672
Cash, cash equivalents and restricted cash at end of year	686,691	-	686,691

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

The following errors in the Company’s annual financial statements were identified and corrected as part of the restatement:

(a)	Restatement adjustments to inaccurate revenue and relevant accounts

The Company restated the inaccurate revenue recorded for years ended December 31, 2016 and 2017, which was due to the misstatement of revenue resulted from intentional revenue inflation, inaccurate student account status and loan data recorded in the Company’s customer relationship management (CRM) system, premature recognition of revenue from certain students, and inaccurate accounting treatment of tuition refunds.

The restatement resulted in a decrease of RMB54,086 and RMB33,605 in revenue and general and administrative expenses for bad debt provision, respectively, for the year ended December 31, 2016, a decrease of RMB133,027 in current and non-current accounts receivable net balances, respectively, and an increase of RMB64,385 in deferred revenue as of December 31, 2016.

The restatement resulted in a decrease of RMB193,303 and RMB31,499 in revenue and general and administrative expenses for bad debt provision, respectively, for the year ended December 31, 2017, a decrease of RMB270,520 in current and non-current accounts receivable net balances, and an increase of RMB97,553 in deferred revenue as of December 31, 2017.

In addition, the interest income and cost of revenue for the years ended December 31, 2016 and 2017, and tax and other tax payable as of December 31, 2016 and 2017 were also restated accordingly.

(b)	Restatement adjustments to expense inaccuracies

The Company discovered instances of improper charges against accounts receivable and/or bad debts, and certain students’ tuition fee refund due to early termination of study through payment for irregular expense or loan from an individual.

The restatement resulted in an increase of RMB61,088, RMB48,539 and RMB5,015 in accounts receivable, other payable and other receivables, respectively, a decrease of RMB450 in property and equipment as of December 31, 2016, and an increase of RMB2,539 of interests expense, a decrease of RMB17,195 in cost of revenue, general and administrative expense and selling expenses collectively for the year ended December 31, 2016.

The restatement resulted in an increase of RMB93,372, RMB58,697 and RMB1,563 in accounts receivable, other payable and other receivables, respectively, a decrease of RMB882 in property and equipment as of December 31, 2017, and an increase of RMB4,958 of interests expense, a decrease of RMB23,199 in cost of revenue, general and administrative expense and selling expenses collectively for the year ended December 31, 2017.

(c)	Restatement adjustment to accrue guarantee liabilities for the guarantee provided for students’ loan

The Company did not recognize guarantee liabilities in accordance with ASC Topic 460 to reflect that it provided guarantee to certain students who borrowed the tuition fee from financial service providers. Thus the Company proposed restatement adjustments which resulted in an increase of RMB83,693 in accrued expenses and other current liabilities-guarantee liabilities, and a decrease of RMB46,165 in deferred revenue as of December 31, 2017, and a decrease of RMB37,529 in revenue for year ended December 31, 2017.

(d)	Incomplete disclosed related party transactions

The Company has properly classified and presented the related party balances and transactions in the restated consolidation financial statements and disclosed in Note 14, in response to the audit committee’s finding on undisclosed conflict of interest and related party transactions. The restatement resulted in an increase of RMB11,478 in current and non-current amount due from related parties, and RMB447 in amount due to related parties as of December 31, 2016, and an increase of RMB13,211 in current and non-current amount due from related parties, and RMB216 in amount due to related parties as of December 31, 2017.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3	RESTATEMENT AND RECLASSIFICATIONS (CONTINUED)

(e)	Restatement and reclassification adjustments to miscellaneous items

The Company also corrected and reclassified some minor errors, which led to increase or decrease in certain accounts, i.e. accounts receivable, advance from customers, long-term investment and investment income, cost and expenses, as well as reclassification in property and equipment, intangible assets and other non-current assets, etc.

(f)	Adjustments on tax payable due to the restatement

According to the restatement adjustments above, the Company restated the income tax payable and deferred tax assets, which resulted in an increase of RMB9,443 in income tax expense in year ended December 31, 2016, a decrease of RMB49,574 and RMB40,853 in non-current deferred tax assets and income tax payable, respectively, as of December 31, 2016, and a decrease of RMB380 in income tax expense in year ended December 31, 2017, a decrease of RMB66,979 and RMB58,638 in non-current deferred tax assets and income tax payable, respectively, as of December 31, 2017.

(g)	Retain earnings

As a result of the foregoing, the Company restated the cumulative effect of the change on retained earnings, which resulted in a decrease of RMB184,972 and RMB369,926 in years ended December 31, 2016 and 2017.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

(h)	Earnings (loss) per share

As a result of the foregoing, the cumulative effect of earnings (loss) per share as follows:

	Year Ended December 31, 2016
	As previously reported	Restatement adjustments	As restated
	RMB	RMB	RMB
Numerator:
Net income attributable to Class A and Class B ordinary shareholders	241,854	(15,734)	226,120
Net income for basic and diluted earnings per share	241,854	(15,734)	226,120
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	55,540,670	-	55,540,670
Dilutive effect of outstanding share options	3,464,591	-	3,464,591
Denominator for diluted earnings per share	59,005,261	-	59,005,261
Basic earnings per Class A and Class B ordinary share	4.36	(0.28)	4.07
Diluted earnings per Class A and Class B ordinary share	4.10	(0.27)	3.83

	Year Ended December 31, 2017
	As previously reported	Restatement adjustments	As restated
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to Class A and Class B ordinary shareholders	184,807	(184,954)	(147)
Net income (loss) for basic and diluted earnings per share	184,807	(184,954)	(147)
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	56,849,332	-	56,849,332
Dilutive effect of outstanding share options	2,749,379	-	-
Denominator for diluted earnings (loss) per share	59,598,711	-	56,849,332
Basic earnings (loss) per Class A and Class B ordinary share	3.25	(3.25)	(0.00)
Diluted earnings (loss) per Class A and Class B ordinary share	3.10	(3.10)	(0.00)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

4	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2017	2018
	RMB	RMB
Accounts receivable:
Gross	67,235	69,301
Unearned interest	(9,188)	(17,243)

Total accounts receivable	58,047	52,058
Less: allowance for doubtful accounts	-	-

Accounts receivable, net	58,047	52,058

The classification of accounts receivable is as follows:

	December 31,
	2017	2018
	RMB	RMB
Accounts receivable – current portion	51,643	39,901
Accounts receivable – non-current portion	6,404	12,157

Total accounts receivable, net	58,047	52,058

Accounts receivable represents amounts due from customers of the Company’s various subsidiaries and schools. The balances of accounts receivables were within credit terms as of December 31, 2016, 2017, and 2018, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

5	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2017	2018
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid rental expenses		41,984	50,854
Interest receivable from time deposits		12,495	2,754
Prepaid security deposits	(a)	17,269	24,337
Prepaid advertising expenses		26,393	17,967
Prepaid value-added tax		17,644	18,777
Loans made to employees	(b)	12,698	37,586
Professional fee		11,528	10,020
Others	(c)	15,696	9,171
Total prepaid expenses and other current assets		155,707	171,466

(a)	Prepaid security deposits mainly included prepaid advertising deposits.
(b)	The Company provides short-term interest-free loans to employees for their purchase of residence or other personal needs.
(c)	Others mainly represent inventories, other deposits, and other miscellaneous prepaid expenses.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

6	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	December 31,
	2017	2018
	RMB	RMB
Office buildings	285,184	287,208
Furniture	30,061	49,374
Office equipment	350,432	481,034
Leasehold improvements	94,666	184,687
Total property and equipment	760,343	1,002,303
Less: accumulated depreciation	(258,004)	(376,235)
Property and equipment, net	502,339	626,068

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cost of revenues	62,000	85,059	127,850
Selling and marketing expenses	3,226	5,313	11,211
General and administrative expenses	6,455	8,064	16,511
Research and development expenses	1,177	1,461	1,335

Total	72,858	99,897	156,907

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

7	LONG-TERM INVESTMENTS, NET

Long-term investments consisted of the following:

		December 31,
		2017	2018
		RMB	RMB
Equity investments without readily determinable fair values
A company providing mechanic training	(a)	12,000	12,000
A company providing intelligent robot products	(b)	24,000	24,000
A company providing information sharing IT platform	(c)	22,500	22,500
Other equity investments without readily determinable fair values	(d)	18,000	20,880
Less: impairment of equity investments without readily determinable fair values		-	(35,000)
Total equity investments without readily determinable fair values, net		76,500	44,380
Equity method investments
Companies providing hockey program management	(e)	670	2,105
A company providing Internet product solutions	(f)	-	13,690
Less: impairment of equity method investments		-	(524)
Total equity method investments, net		670	15,271
Available-for-sale investment	(g)	15,000	15,000
impairment of available-for-sale investments		(15,000)	(15,000)
Total available-for-sale investment, net		-	-
Total long-term investments, net		77,170	59,651

Prior to January 1, 2018, the Company accounted for certain investments under the cost method as the Company was not able to exercise significant influence on the investees. After January 1, 2018, all such investments were identified as the equity investments without readily determinable fair values.

(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanic in vehicle maintenance and repair. No impairment loss was recognized for both the years ended December 31, 2017 and 2018.

(b)

In May 2017, the Company paid RMB24,000 in cash to acquire 6% of the total equity interest in a company, which provides intelligent robot product. Based on the fact that the business conditions of this investee deteriorated in fiscal year 2018, the Company recognized impairment loss of nil and RMB24,000 for the years ended December 31, 2017 and 2018, respectively.

(c)	In July 2017, the Company paid RMB22,500 in cash to acquire 15% of the total equity interest in a company, which provides an information sharing IT platform. No impairment loss was recognized for both the years ended December 31, 2017 and 2018.

(d)	During the years ended December 31, 2017 and 2018, the Company acquired minority equity interest in several third-party companies. The Company recognized impairment loss of nil and RMB11,000 for the years ended December 31, 2017 and 2018, respectively.

(e)	In October 2016, the Company paid RMB790 in cash to acquire 28.5% of equity interest of a hockey program management company through investment in its common shares and accounted for the investment using equity method. The Company recognized impairment loss of nil and RMB524 for the year ended December 31, 2017 and 2018, respectively.

In December 2018, the Company paid RMB1,580 in cash to acquire 20% of equity interest in another hockey program management company and accounted for the investment using equity method.

(f)

In January 2018, the company paid RMB14,000 in cash to acquire 20% of equity interest of a company which provides IT consulting services and programming account for the investment using equity method. No impairment loss was recognized for the year ended December 31, 2018.

(g)

In October 2016, the Company paid RMB10,000 in cash to acquire 13.9% equity interest in a private company, which provides employment course trainings and recruitment services. Because the investment terms contained both substantive liquidation preference over common stock and substantive redemption provision that is not available to common shareholders, the investment is not substantially similar to common stock. In addition, since the investment is redeemable at the option of the Company, the investment qualifies as a debt security. The Company recorded the investment as available-for-sale investment and recorded an accumulative increase of RMB5,000 in fair value of the investment with nil income tax effect by the end of 2016, as a component of other comprehensive income. In 2017, the investee received financing through a new private placement, the Company’s equity interest was reduced to 11.25%. However, it was subsequently found that the investee provided overstated financial statements to the new investors during the private placement in 2017 and lost in a lawsuit sued by one of the shareholders. Accordingly, the Company determined it to be an other-than-temporary impairment and fully impaired it in 2017.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

8	OTHER NON-CURRENT ASSET

Other non-current assets consist of the following:

		Year Ended December 31,
		2017	2018
		RMB	RMB
Other non-current assets:
Rent and property management deposits		32,973	48,434
Housing loans made to employees	(a)	11,339	29,893
Prepayment for equipment and leasehold improvement		11,717	13,089
Pledge loans to employees	(b)	9,026	11,346
Other loans to employees		8,816	7,197
Others		4,380	12,041
Total other non-current assets		78,251	122,000

(a)	Starting from 2016, the Company began to provide five-year loans with the annual interest rate of 3.325% to the employees, for their purchase of houses.

(b)

Starting from 2016, the Company began to provide five-year loans with the annual interest rate of 5% to the employees pledged by their share options. The interest was paid monthly and the principal was repaid upon maturity.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

9	SHORT-TERM BANK LOANS

In June 2018, Tarena International entered into a facilities agreement with an offshore branch of Hang Seng Bank Limited (the “Bank”), pursuant to which Tarena International may borrow from the Bank from time to time up to a combined aggregate of USD$12 million for a period of 12 months from the drawdown date. The purpose of the loan is to finance the Company’s offshore general working capital needs, including daily operating expenses and dividend payment. The bank loans were secured by an equivalent or greater amount of RMB deposits by Tarena in the onshore branch of the Bank.

On December 19, 2018, Tarena International drew down a loan of USD$2 million for 12 months period. Interest is accrued and payable per 3 months, carrying a floating rate of 1.2% over the London Inter-Bank Offered Rate. The applicable interest rate for the loan is 4% per annum. The loans from the offshore branches of the Bank are classified as short-term bank loans based on the payment terms.

As of December 31, 2018, USD$2 million bank loan was secured by an amount of RMB14.7 million deposit by Tarena International in the onshore branches of the Bank. The deposit is classified as restricted cash. The loan was subsequently repaid in June 2019.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	Year Ended December 31,
	2017	2018
	RMB	RMB
Guarantee liability	83,693	27,505
Accrued payroll and employee benefits	88,713	128,224
Payable to a third-party individual	58,697	64,515
Refund liability	-	35,772
VAT and other tax payables	18,015	34,731
Professional service fee	9,125	22,403
Rental fee	13,215	23,808
Payable for repurchasing of treasury shares	17,368	5,058
Others	24,603	23,412
Total	313,429	365,428

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11	NET REVENUES

(a)	Net revenues recognized under ASC Topic 605 for the years ended December 31, 2016 and 2017, and net revenue recognized under ASC Topic 606 for the year ended December 31, 2018 consisted of the following:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Tuition fee	1,491,594	1,658,981	1,896,642
Certification service fee	35,976	50,321	82,376
Loan referral service fee	9,855	33,533	18,096
Others	1,876	2,822	12,444
Business taxes and surcharges	(19,266)	(11,842)	(13,878)
Total net revenues	1,520,035	1,733,815	1,995,680

Others mainly include franchise fee and miscellaneous revenues.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred at a point in time	45,831	83,854	100,472
Services transferred over time	1,474,204	1,649,961	1,895,208
Total net revenues	1,520,035	1,733,815	1,995,680

(b)	Net revenues recognized under ASC Topic 460 for the years ended December 31, 2016, 2017 and 2018 consisted of the following:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Guarantee service	-	19,880	89,691

12	LOSS ON FOREIGN CURRENCY FORWARD CONTRACT

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

13	INCOME TAXES

Under the current laws of the Cayman Islands, Tarena International is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2018, Tarena HK did not have any assessable profits arising in or derived from HK SAR. Tarena International’s PRC subsidiaries and consolidated VIEs and the subsidiaries of the VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

Under the CIT Law, entities that qualify as “Advanced and New Technology Enterprise” (“ANTE”) are entitled to a preferential income tax rate of 15%. In 2015, the WFOE renewed its ANTE qualification, which entitled it to the preferential income tax rate of 15% from January 1, 2015 to December 31, 2017. In 2018, the WFOE renewed its ANTE qualification, which entitled it to the preferential income tax rate of 15% from January 1, 2018 to December 31, 2020.

One of the Chinese subsidiaries of the Company was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from 2014 in which its taxable income is greater than zero. As a result, its income tax rates for the years ended December 31, 2016, 2017 and 2018 were 12.5%, 12.5% and 12.5%, respectively.

In 2016, another Chinese subsidiary of the Company was qualified as an eligible software enterprise, and was entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero. As a result, the income tax rate of this Chinese subsidiary for the years ended December 31, 2016 and 2017 was nil, and for the year ended December 31, 2018 was 12.5%.

Certain Tarena International’s subsidiaries and branches in China qualified as “Small Profit Enterprises” in 2016, 2017 and 2018, and therefore are subject to the preferential income tax rate of 20%.

In 2017, one of the Chinese subsidiaries of the Company was established and qualified to be entitled to a tax holiday until end of year 2020. As a result, the income tax rate of this Chinese subsidiary for the years ended December 31, 2017 and 2018 was nil.

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

13	INCOME TAXES (CONTINUED)

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
PRC	334,278	104,307	(467,953)
Hong Kong	(573)	(2,415)	(2,031)
Cayman Islands	(79,366)	(76,649)	(126,887)
Taiwan	-	-	(166)
Canada	-	-	(27)
Total income (loss) before income taxes	254,339	25,243	(597,064)

Income tax expense (benefit) consisted of the following:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current income tax expense	29,766	26,561	16,058
Withholding tax expense	-	-	25,672
Deferred income tax benefit	(1,547)	(1,171)	(46,595)
Total	28,219	25,390	(4,865)

The actual income tax expense reported in the consolidated statements of comprehensive income for each of the years ended December 31, 2016, 2017 and 2018 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2016	2017	2018
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Impact of different tax rates in other jurisdictions	7.8%	76.7%	(5.3)%
Research and development bonus deduction	(3.2)%	(34.7)%	1.4%
Non-deductible expenses	1.7%	62.7%	(1.4)%
Preferential tax rates	(23.7)%	(199.9)%	(0.3)%
Change in valuation allowance	3.5%	170.8%	(14.3)%
Withholding tax	-	-	(4.3)%
Actual income tax expense	11.1%	100.6%	0.8%

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

	December 31,
	2017	2018
	RMB	RMB
Non-current deferred income tax assets:
Impairment of long-term investments	2,500	8,850
Tax loss carry forwards	33,201	157,264
Advertising expense	36,543	53,019
Others	5,648	4,162
Total non-current deferred income tax assets	77,892	223,295
Valuation allowance	(72,271)	(169,543)
Non-current deferred income tax assets, net	5,621	53,752

Non-current deferred income tax liabilities:
Valuation appreciation of intangible assets	-	2,283
Non-current deferred income tax liabilities*	-	2,283

*non-current deferred income tax liabilities are combined in other non-current liabilities.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	28,583	37,521	72,271
Additions of valuation allowance	13,118	38,976	97,776
Reduction of valuation allowance	(4,180)	(4,226)	(504)

Balance at the end of the year	37,521	72,271	169,543

The valuation allowance as of December 31, 2017 and 2018 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2018, the Company had tax losses carryforwards of RMB656,702, including which from Hong Kong subsidiary of RMB10,906 and does not have an expiring date. Tax losses of RMB11,486, RMB9,175, RMB14,777, RMB92,289, and RMB518,069 will expire, if unused, by 2019, 2020, 2021, 2022 and 2023, respectively.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. In fiscal year 2018, the Company distributed dividends to Tarena HK and paid a withholding income tax at the amount of RMB25,672.

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

14	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(1)	Mr. Han Shao Yun (“Mr. Han”), the founder, chairman of our board of directors and former chief executive officer of the Company.

(2)	Chuanbang, a company wholly owned by Mr. Han.

(3)	Xi'an Beilin District Bolton vocational skill training school (“Bolton School”), a company controlled by Mr. Han’s brother-in-law.

(4)	Ningxia Tarena Technology Co., Ltd (“Ningxia Company”), a company wholly owned by Ms. Han Liping, a sister of Mr. Han.

(5)	Ms. Han Lijuan, a sister of Mr. Han.

(6)	Connion Capital Limited is a company ultimately owned by our chairman, Mr. Han through a trust. In 2018, the Company wired funds to and shortly received same funds back from Connion Capital Limited in five separate occasions with each no more than US$1 million in order for the Company to maintain the requisite minimum level of activity in its bank account. No amount was due from Connion Capital Limited as of December 31, 2018.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	RELATED PARTY TRANSACTIONS (CONTINUED)

The Company had the following balances and transactions with related parties:

Related party balances

		As of December 31,
		2017	2018
		RMB	RMB
Amounts due from a related party
Chuanbang	(i)	6,942	9,938

Amounts due from a related party - non-current
Ms. Han Lijuan	(ii)	6,500	6,500

Notes:

(i) The balance resulted from the service fee to Chuanbang for providing cash collection service.

(ii) The balance represented a long-term loan to Ms. Han Lijuan and upon the Company’s request to avoid any risk of possible violation of Sarbanes-Oxley Act, all of the balance was repaid to the Company on April 2, 2020.

Related party transactions

The significant related party transactions for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

		Year Ended December 31,
		2016	2017	2018
		RMB	RMB	RMB
Cash collection service expense to Chuanbang	(a)	6,445	3,230	3,489
Franchise and training service income from Bolton School		902	1,114	529
Franchise, training and consulting service income from Ningxia Company		-	520	493
Training service expense to Bolton School		102	1,064	798
Interest income from Loan to Ms. Han Lijuan		81	325	325
Loan to Ms. Han Lijuan		6,500	-	-

Notes:

(a)

Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 2%~20% of the amount collected.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

15	ORDINARY SHARES AND STATUTORY RESERVE

(a)	Treasury shares

On August 20, 2015, the board of directors of the Company authorized a share repurchase plan under which the Company may repurchase up to US$20 million of its ordinary shares over the next 12 months. The Company repurchased 926,113 ordinary shares on the open market with a consideration of approximately RMB49,355 for the year ended December 31, 2015. For the year ended December 31, 2016, 648,867 ordinary shares were repurchased on the open market in the amount of RMB44,406.

In the second quarter of 2017, the board of directors authorized a share repurchase plan under which the Company may repurchase up to US$30 million of its shares over the next 12 months. For the year ended December 31, 2017, 1,755,666 ordinary shares were repurchased on the open market in the amount of RMB161,342.

In the second quarter of 2018, the board of directors authorized an increase to the size of the share repurchase plan from US$30 million to US$70 million and an extension of the term of the plan to June 20, 2019. For the year ended December 31, 2018, 3,768,495 ordinary shares were repurchased on the open market in the amount of RMB202,066.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

15	ORDINARY SHARES AND STATUTORY RESERVE (CONTINUED)

(b)	Statutory reserves and restricted net assets

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

For the years ended December 31, 2016, 2017 and 2018, the PRC Entities made appropriations to the statutory reserves of RMB37,996, RMB29,734 and RMB12,943, respectively. As of December 31, 2016, 2017 and 2018, the accumulated balance of the statutory reserves was RMB110,531, RMB140,265 and RMB153,208, respectively.

Relevant PRC laws and regulations restrict the WFOE, VIE and VIE’s subsidiary from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances or cash dividends. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company’s VIE and VIE's subsidiary from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

The balances of restricted net assets as of December 31, 2016, 2017 and 2018 were RMB1,106,135, RMB1,235,538 and RMB1,375,685, respectively. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

(c)	Dividend

On March 7, 2016, the Company’s board of directors approved to declare a cash dividend of RMB0.98 (US$0.15) per ordinary share to shareholders as of the close of trading on April 6, 2016. The aggregate amount of cash dividends was approximately RMB54,026, which was paid in May 2016.

On February 28, 2017, the Company’s board of directors approved to declare a cash dividend of RMB1.10 (US$0.16) per ordinary share to shareholders as of the close of trading on March 27, 2017. The aggregate amount of cash dividends was approximately RMB63,087, which was paid in June 2017.

On March 6, 2018, the Company’s board of directors approved to declare a cash dividend of RMB0.76 (US$0.12) per ordinary share to shareholders as of the close of trading on April 5, 2018. The aggregate amount of cash dividends was approximately RMB42,955, which was paid in June 2018.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	SHARE BASED COMPENSATION

Share incentive plans

On September 22, 2008, Tarena International adopted the 2008 Share Plan (the “2008 Plan”), pursuant to which Tarena International is authorized to issue share options and other share-based awards to key employees, directors and consultants of the Company to purchase up to 6,002,020 of its Class A ordinary shares (being retroactively adjusted to reflect the effect of the share split) under the 2008 Plan. On November 28, 2012, the Company increased the number of Class A ordinary shares authorized for issuance under the 2008 Plan to 8,184,990 Class A ordinary shares. Share options issued before September 22, 2008 are also administered under the 2008 Plan. The plan was terminated in 2018. According to its terms and there were no outstanding granted options by the termination date.

On February 1, 2014, Tarena International adopted the 2014 Share Plan (the “2014 Plan”), pursuant to which Tarena International was authorized to issue options, non-vested shares and non-vested share units to qualified employees, directors and consultants of the Company. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each fiscal year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year.

Share options

During the year ended December 31, 2016, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 1,138,119 ordinary shares of Tarena International at exercise prices ranging from US$0.058 to US$4.36 per share. These options vest over a period ranging between 0.08 year and 4 years. The options have a contractual term of ten years.

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

During the year ended December 31, 2018, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 1,085,094 ordinary shares of Tarena International at exercise prices ranging from US$0.06 to US$1.00 per share. These options vest over a period ranging between 0.33 year and 1 year. The options have a contractual term of ten years.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

A summary of share options activity for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2015	5,574,441	1.77	5.55	45,569
Granted	1,138,119	1.90
Exercised	(2,106,043)	1.46
Forfeited	(278,142)	2.89
Expired	—	—
Outstanding at December 31, 2016	4,328,375	1.88	5.84	56,743
Granted	682,435	0.88
Exercised	(1,898,391)	1.74
Forfeited	(98,067)	3.30
Expired	—	—
Outstanding at December 31, 2017	3,014,352	1.70	5.83	40,031
Granted	1,085,094	0.84
Exercised	(615,746)	0.72
Forfeited	(86,903)	1.49
Expired	—	—
Outstanding at December 31, 2018	3,396,797	1.61	6.47	15,919
Vested and expected to vest as of December 31, 2018	3,262,468	1.56	6.43	15,469
Exercisable as of December 31, 2018	2,824,485	1.50	6.21	13,551

The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 were RMB189,154, RMB169,944 and RMB22,710, respectively.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Expected volatility	63.5%-68.8%	63.7%-67.8%	53.52%-55.70%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.0	2.0	2.2-2.8
Risk-free interest rate per annum	2.15%-3.18%	2.88%-3.22%	2.54%-3.23%
The fair value of underlying ordinary shares (per share)	US$9.99-US$16.54	US$14.27-US$19.03	US$6.97-US$14.99

The expected volatility was based on the historical volatilities of the Company and comparable publicly traded companies engaged in the similar industry.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

No income tax benefit was recognized in the consolidated statements of comprehensive income as the share-based compensation expense was not tax deductible.

The fair values of the options granted for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Weighted average grant date fair value of option per share	10.15	15.99	12.35
Aggregate grant date fair value of options	11,551	10,915	13,402

As of December 31, 2018, there was approximately RMB46,565 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.66 years.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares

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

On April 3, 2018, the board of directors of Tarena International approved the grant of 18,181 non-vested shares to three independent directors, 25% of which vest at the end of every quarter within one year. On April 1, 2018, the board of directors of Tarena International approved the grant of 193,796 non-vested shares to employees, of which the vest period is five years. Grantees of non-vested shares have no voting rights or dividend rights with respect to shares that have not been vested.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares (continued)

A summary of the non-vested shares activity under the 2014 Share Plan for the years ended December 31, 2016, 2017, 2018 is summarized as follows:

	Number of Non-vested Shares	Weighted Average Grant Date Fair Value
		US$
Outstanding as of December 31, 2015	25,000	9.63
Granted	20,000	10.82
Vested	(35,000)	9.97
Forfeited	-	-
Outstanding as of December 31, 2016	10,000	10.82
Granted	129,835	14.93
Vested	(17,367)	14.08
Forfeited	(15,701)	14.47
Outstanding as of December 31, 2017	106,767	14.75
Granted	211,977	11.20
Vested	(16,557)	14.22
Forfeited	(22,541)	12.39
Outstanding as of December 31, 2018	279,646	12.28

As of December 31, 2018, there was approximately RMB22,496 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 5.12 years. The total fair value of shares vested during the year ended December 31, 2016, 2017 and 2018 was RMB2,316, RMB1,652 and RMB1,557 respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

17	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share is calculated as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to Class A and Class B ordinary shareholders	226,120	(147)	(590,174)
Net income (loss) for basic and diluted earnings per share	226,120	(147)	(590,174)
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	55,540,670	56,849,332	54,929,910
Dilutive effect of outstanding share options	3,464,591	—	—
Denominator for diluted earnings (loss) per share	59,005,261	56,849,332	54,929,910
Basic earnings (loss) per Class A and Class B ordinary share	4.07	(0.00)	(10.74)
Diluted earnings (loss) per Class A and Class B ordinary share	3.83	(0.00)	(10.74)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

18	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2018 were as follows. The Company’s leases do not contain any contingent rent payment terms.

RMB
Year ending December 31,
2019	289,324
2020	232,688
2021	168,329
2022	119,024
2023	66,575
2024 and thereafter	47,447
Total	923,387

Gross rental expenses incurred under operating leases were RMB133,407, RMB178,802 and RMB262,440 for the years ended December 31, 2016, 2017, and 2018, respectively. Sublease rental income of RMB460, RMB630, and RMB1,533 for the years ended December 31, 2016, 2017, and 2018, respectively, were recognized as reductions of gross rental expenses.

(b)	Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

19	BUSINESS COMBINATION

On March 1, 2018, the Company acquired 100% of equity interest of Wuhan Haoxiaozi Robot Technology Co., Ltd, (“RTEC”), which provides K-12 robotics programming education services. The total consideration was RMB58,200 in cash.

On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

	RMB	Amortization period
Cash and cash equivalents	3,874
Financial receivables	7,550
Prepaid and other current assets	6,138
Inventory, net	803
Property and equipment	12,851
Intangible assets	12,688	10
Goodwill	49,417
Other non-current assets	114
Total assets	93,435
Deferred revenue	(31,906)
Accounts payable and other current liabilities	(1,046)
Deferred tax liabilities	(2,283)
Total	58,200

The excess of the purchase price over the tangible assets and identifiable intangible assets acquired reduced by liabilities assumed was initially recorded as goodwill and the goodwill is not deductible for tax purposes. The amount of goodwill resulted from the acquisition was RMB49,417 as of March 1, 2018.The acquired identifiable intangible assets were valued using discounted cash flow method. The goodwill acquired resulted primarily from the Company’s expected synergies from the integration of businesses acquired into the Company’s existing K-12 programs.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

20	GOODWILL

Goodwill consisted of the following:

	As of December, 31
	2017	2018
Beginning balance	3,365	3,365
Acquisition	-	49,417
Ending balance	3,365	52,782

There was no goodwill impairment as of December 31, 2017 and 2018.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

21	SEGMENT INFORMATION

The Company has organized its operations into two segments: Adult Training and Kid Training, which reflects the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, and gross profit. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM.

It is not practicable to restate the information for prior years of 2017 and 2016 due to that the Kid Training business was launched by the end of 2015 and the company’s internal operation structure, personnel structure and financial reporting structure was not setup to support the segments separately until early 2018, therefore the management determines that it applies to the practicality exception and does not present the numbers of fiscal year 2016 and 2017.

Revenues, cost of revenues, and gross profit by segment for the year ended December 31, 2018 were as follows.

	Year Ended December 31, 2018
	Adult Training	Kid Training	Total
	RMB	RMB	RMB
Revenue	1,915,446	169,925	2,085,371
Cost	(690,252)	(228,297)	(918,549)
Gross Margin	1,225,194	(58,372)	1,166,822

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

21	PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets
	December 31,
	2017	2018
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	17,658	25,507
Time deposits	65,342	-
Prepaid expenses and other current assets	970	696

Total current assets	83,970	26,203
Investments and loans to subsidiaries	1,210,622	567,003

Total assets	1,294,592	593,206

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	-	13,726
Accrued expenses and other current liabilities(1)	24,454	6,862
Total current liabilities	24,454	20,588
Other non-current liabilities	629	-
Total liabilities	25,083	20,588

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value,860,000,000 shares authorized, 52,340,176 and 52,972,578 shares issued, 49,009,530 and 45,873,437 shares outstanding as of December 31, 2017 and 2018, respectively)	327	331
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares and 7,206,059 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	74	74
Treasury shares (3,330,646 and 7,099,141 class A ordinary shares as of December 31, 2017 and 2018, respectively, at cost)	(255,103)	(457,169)
Additional paid-in capital	1,094,872	1,222,072
Accumulated other comprehensive income	39,372	50,472
Retained earnings (accumulated deficit)	389,967	(243,162)

Total shareholders’ equity	1,269,509	572,618

Total liabilities and shareholders’ equity	1,294,592	593,206

(1)	Mainly related to repurchase of treasury shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

21	PARENT ONLY FINANCIAL INFORMATION(CONTINUED)

Condensed Statements of Comprehensive Income (Loss)

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Selling and marketing expenses	-	-	(403)
General and administrative expenses	(4,477)	(5,218)	(5,536)
Operating loss	(4,477)	(5,218)	(5,939)
Equity in earnings (loss) of subsidiaries	237,662	(913)	(589,564)
Foreign currency exchange losses	(4,753)	(421)	341
Interest income	8,027	2,327	413
Loss on foreign currency forward contract	(12,898)	-	-
Other income	2,559	4,078	2,550
Income (loss) before income taxes	226,120	(147)	(592,199)
Income tax expense	-	-	-
Net income (loss)	226,120	(147)	(592,199)
Other comprehensive income
Foreign currency translation adjustment, net of nil income tax	22,972	(13,832)	11,100
Unrealized holding gains on available for sale securities, net of RMB42, RMB2,818 and nil income taxes for the year 2016, 2017 and 2018, respectively	5,235	11,496	-
Less: Reclassification adjustment for loss on available for sale securities realized in net income, net of RMB42, RMB2,818 and nil income taxes for the year 2016, 2017 and 2018, respectively	(235)	(16,496)	-
Comprehensive income (loss)	254,092	(18,979)	(581,099)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

21	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Operating activities:
Net cash (used in) provided by operating activities	(15,581)	(17,595)	165,098
Investing activities:
Purchase of time deposits	(298,688)	(196,771)	-
Proceeds from maturity of time deposits	620,607	363,533	63,452
Investments made to subsidiaries	(198,137)	-	-
Foreign currency exchange losses	-	10,691	1,890
Net cash provided by investing activities	123,782	177,453	65,342
Financing activities:

Proceeds from bank borrowing	-	-	13,228
Issuance of Class A ordinary shares in connection with exercise of share options	20,388	22,254	2,952
Payment of dividends	(54,026)	(63,087)	(42,955)
Repurchase of treasury shares	(44,406)	(143,389)	(196,957)
Net cash used in financing activities	(78,044)	(184,222)	(223,732)
Changes in cash and cash equivalents	30,157	(24,364)	6,708
Effect of foreign currency exchange rate changes on cash and cash equivalents	7,338	(1,748)	1,141
Net increase (decrease) in cash and cash equivalents	37,495	(26,112)	7,849
Cash and cash equivalents at beginning of year	6,275	43,770	17,658
Cash and cash equivalents at end of year	43,770	17,658	25,507
Non-cash financing activities:
Payable for repurchase of treasury shares	-	17,953	5,109

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

22	SUBSEQUENT EVENTS

Long-term investment

On January 17, 2019, the Company acquired 12.05% of equity interest of a company which mainly engaged in project investment in China. The total consideration was RMB10,000 in cash. The transaction will be accounted for as equity investments without readily determinable fair values.

Independent Investigation

On May 17, 2019, the Company received a notification letter from Nasdaq stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2018. The Nasdaq notification letter provides the Company 60 calendar days from the date of the notification, or until July 15, 2019, to submit a plan to Nasdaq to regain compliance with the Nasdaq’s continued listing requirements.

During the period from April to November 2019, the Company’s audit committee conducted the Investigation. The Company identified accounting errors and restated its prior years financial statements as disclosed in Note 3 to the Consolidated Financial Statements.

Loan & pledge

On August 9, 2019, the Company entered into a line of credit contract with Bank of Beijing to borrow RMB190,000 for one year with validity period on August 8, 2021. The loan bears a fixed interest rate of one year Loan Prime Rate (“LPR”) plus 1.15% per annum on the date of drawing. As of the issuance date of the consolidated financial statements, the Company borrowed RMB99,872 from Bank of Beijing, and the carrying value of office buildings pledged for the borrowing was RMB207,749.

Impact of COVID-19

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

The current COVID-19 pandemic has already adversely affected many of our business activities, including delivering lectures at our learning centers, recruiting students and conducting our day-to-day business. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China have underwent temporary yet prolonged closure from February 2020 to present. Although we have arranged online webcasts for our students to study at home, we may not be able to achieve the same effectiveness and service quality without the disciplined and focused learning environment at our learning centers. As of the date of this annual report, our learning centers remain closed due to the government policies on suspending classes at school.

In addition, we have experienced difficulty in recruiting students as we are unable to host regular seminars, information sessions and preparatory training camps for prospective students at our learning centers as usual as well as conducting other offline sales and marketing activities due to the general restrictions on travel and outdoor activities. Our ability to recruit students directly from cooperative universities and colleges is also negatively impacted as most universities and colleges have been closed.

The outbreak of COVID-19 in China has also caused temporary closures of many of our offices, adjustment of operation hours and work-from-home arrangements in our Beijing headquarters and other offices in China. We have taken measures to facilitate our employees to work remotely, but we might still experience lower work efficiency and productivity, which may adversely affect our results of operations.

As we derive most of our revenues in China, our results of operations will be adversely, and may be materially, affected to the extent that COVID-19 harms the Chinese and global economy in general. While the duration of this pandemic cannot be reasonably estimated at this time, we expect that our results of operations for the first quarter and second quarter of 2020 will be adversely affected.