Form 20-F
period 2019-12-31
Tarena International, Inc.
filed 2020-06-11
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

6/F, No. 1 Andingmenwai Street, Litchi Tower,

Chaoyang District, Beijing 100011,

People’s Republic of China

(Address of principal executive offices)

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Wing Kee Lau, Chief Financial Officer

E-mail: liuyongji@tedu.cn

6/F, No. 1 Andingmenwai Street, Litchi Tower,

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2019, there were 53,913,452 ordinary shares outstanding, par value $0.001 per share, being the sum of 46,707,393 Class A ordinary shares (excluding 7,099,141 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Yes ☐ No

i

EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2016, 2017, 2018 and 2019 have been audited by Marcum Bernstein & Pinchuk LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). As previously disclosed in the Explanatory Note to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 24, 2020, our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 included in this annual report have been restated. Our consolidated financial statements for the year ended December 31, 2014 not included in this annual report have also been restated. Our previously issued consolidated financial statements (and the related audit opinion) included in our annual reports on Form 20-F for the years ended December 31, 2016 and 2017 should not be relied upon. The restatement of our financial statements (the “Restatement”) as of and for the years ended December 31, 2014, 2015, 2016 and 2017 has resulted in certain changes to the Company’s consolidated financial statements previously issued.

We have not amended, and we do not intend to amend, our previously filed annual reports on Form 20-F or our quarterly financial statements attached as exhibits to our current reports on Form 6-K previously furnished to the United States Securities and Exchange Commission (the “SEC”). The financial information included in reports previously filed or furnished by us in the years from 2015 to 2019 is superseded by the applicable information in this annual report.

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

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9618 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019 (except the cash dividend which is translated at the rate on the exercise date). The exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of June 5, 2020 was RMB7.0808 to US$1.00.

The recent outbreak of COVID-19 significantly hindered our ability to file this annual report by the original due date. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. We have been taking measures in response to the outbreak, including the adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures. These measures reduced our ability to gather information and to organize such information for the use of our finance staff and outside advisors. As a result, the preparation of this annual report was delayed. Therefore, in filing this annual report on Form 20-F after the original due date of April 30, 2020, we have relied on an order issued by the U.S. Securities and Exchange Commission under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020 (Release No. 34-88318), as amended on March 25, 2020 (Release No. 34-88465), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19.

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

A.       Selected Financial Data

The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data (other than ADS data) for the year ended December 31, 2016 have been derived from our audited consolidated financial statements which are not included in this annual report. The following selected consolidated statements of comprehensive income data (other than ADS data) for the year ended December 31, 2015 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our unaudited consolidated financial statements which are not included in this annual report and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the year presented. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	USD
	(Unaudited)
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	1,100,242	1,520,035	1,753,695	2,085,371	2,051,354	294,659
Cost of revenues(1)	(332,262)	(443,467)	(592,946)	(918,549)	(1,173,834)	(168,611)
Gross profit	767,980	1,076,568	1,160,749	1,166,822	877,520	126,048
Selling and marketing expenses(1)	(384,573)	(524,077)	(707,157)	(1,047,632)	(1,119,698)	(160,835)
General and administrative expenses(1)	(186,863)	(264,445)	(354,832)	(546,568)	(723,306)	(103,896)
Research and development expenses(1)	(50,515)	(65,594)	(100,032)	(167,254)	(132,672)	(19,057)
Operating income/(loss)	146,029	222,452	(1,272)	(594,632)	(1,098,156)	(157,740)
Interest income	36,155	25,065	16,097	26,200	15,859	2,278
Other income (loss)	11,812	15,960	16,702	(33,583)	246	35
Loss on foreign currency forward contract	—	(12,898)	—	—	—	—
Foreign currency exchange gains (loss)	(29,499)	3,760	(6,284)	4,951	1,614	232
Income/(loss) before income taxes	164,497	254,339	25,243	(597,064)	(1,080,437)	(155,195)
Net income/(loss)	157,692	226,120	(147)	(592,199)	(1,038,878)	(149,225)
Net income/(loss) attributable to Class A and Class B ordinary shareholders	157,692	226,120	(147)	(590,174)	(1,036,086)	(148,824)
Cash dividend declared per share(2)	—	0.98	1.10	0.76	—	—
Weighted average number of class A and class B ordinary shares outstanding(3):
Basic	53,767,810	55,540,670	56,849,332	54,929,910	53,386,075	53,386,075
Diluted	58,750,856	59,005,261	56,849,332	54,929,910	53,386,075	53,386,075
Earnings/(loss) per Class A ordinary share, and per Class B ordinary share(4)
Basic	2.93	4.07	0	(10.74)	(19.41)	(2.79)
Diluted	2.68	3.83	0	(10.74)	(19.41)	(2.79)
Earnings/(loss) per ADS(5)
Basic	2.93	4.07	0	(10.74)	(19.41)	(2.79)
Diluted	2.68	3.83	0	(10.74)	(19.41)	(2.79)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	USD
	(Unaudited)
	(in thousands)
Cost of revenues	664	4,124	1,285	2,265	983	141
Selling and marketing expenses	1,959	5,496	4,863	8,866	6,502	934
General and administrative expenses	28,274	51,154	60,491	84,645	36,719	5,275
Research and development expenses	2,022	7,050	10,776	28,477	14,968	2,150

(2)	On March 7, 2016, our board of directors approved for us to declare a cash dividend of RMB0.98 (US$0.15) per ordinary share to shareholders as of the close of trading on April 6, 2016. On February 28, 2017, our board of directors approved for us to declare a cash dividend of RMB1.10 (US$0.16) per ordinary share to shareholders as of the close of trading on March 27, 2017. On March 6, 2018, our board of directors approved for us to declare a cash dividend of RMB0.76 (US$0.12) per ordinary share to shareholders as of the close of business on April 5, 2018.

(3)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 15 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.

(4)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted earnings per Class A ordinary share and Class B ordinary share are the same for all the periods presented.

(5)	Each ADS represents one Class A ordinary share.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	513,938	810,672	686,691	530,984	537,701	77,236
Time deposits, including non-current portion	564,105	475,391	433,041	159,102	83,487	11,992
Restricted cash	150,000	—	—	14,700	—	—
Accounts receivable, net of allowance for doubtful accounts	21,856	18,315	51,643	39,901	31,442	4,516
Property and equipment, net	124,286	427,001	502,339	626,068	576,633	82,828
Long-term investments	24,000	41,760	77,170	59,651	67,773	9,735
Total assets	1,499,299	1,974,010	2,018,427	1,878,047	2,512,020	360,829
Deferred revenue, including non-current portion	205,311	328,782	352,260	830,019	1,585,970	227,810
Total liabilities	329,922	560,762	748,918	1,306,404	2,915,084	418,725
Total equity (deficit) attributable to the shareholders of Tarena International, Inc.	1,169,377	1,413,248	1,269,509	572,618	(400,047)	(57,463)
Total equity (deficit)	1,169,377	1,413,248	1,269,509	571,643	(403,064)	(57,896)

B.       Capitalization and Indebtedness

Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

Risks Related to Our Audit Committee Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

We completed an audit committee investigation in November 2019, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees, including certain executive officers.

As previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2019, our Audit Committee undertook an independent investigation (the “Independent Investigation”) of our accounting practices and internal control over financial reporting related to revenue recognition with the assistance of independent advisors during 2019. We incurred significant costs in connection with the Audit Committee’s investigation, and our management team devoted significant time to the investigation.

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

We identified material weaknesses in our internal controls as of December 31, 2019, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.

Our independent registered public accounting firm has conducted an audit of our internal control over financial reporting. In the course of auditing our internal control, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal controls identified as of December 31, 2019 related to:

a.	Failure to provide oversight for the system of internal control and failure to effectively consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;

b.	Lack of sufficient requisite skills for the financial reporting under U.S. GAAP;

c.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;

d.	Lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;

e.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;

f.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;

g.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and

h.	Failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019. In addition, our independent registered public accounting firm attesting the effectiveness of our internal control and reported that our internal control over financial reporting was ineffective as of December 31, 2019.

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

Risks Relating to Our Business

We incurred net losses in 2017, 2018 and 2019, and we may incur net losses again in the future.

While we have achieved positive net income between 2014 and 2016, we incurred net loss of RMB147 thousand, RMB592.2 million and RMB1,038.9 million (US$149.2 million) in 2017, 2018 and 2019, respectively. We cannot assure you that we will be able to generate net profits again in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our selling and marketing expenses, as a percentage of our net revenues. We intend to continue to invest in our branding and marketing activities to attract new students, improve our online learning modules to enhance student experience. We cannot assure you that we will be successful in these efforts, and we may continue to incur net losses for period of time in the future.

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

We rely on digital arts, K-12 computer programming and Java courses for a major part of our total net revenues, and a decrease in the popularity and usage of Java, Adobe design technology, or K-12 computer programming would have a material adverse effect on our business and results of operations.

A major part of our total net revenues are generated from the digital arts, Java and K-12 computer programming courses. In 2019, our digital arts, Java and K-12 computer programming courses contributed to 22.9%, 19.0% and 12.8% of our total net revenues. The historical rapid growth of our business has been driven by the popularity and usage of Java technology and Adobe design, and we expect net revenues from these courses to continue to represent a substantial portion of our total net revenues in the near future. We believe our reliance on Java and digital art courses is mainly attributable to the wide adoption and popularity of Java technology and Adobe design. However, whether Java as a programming language or Adobe design technology as a digital art tool can maintain their popularity is beyond our control. Meanwhile, K-12 computer programming courses are increasingly popular and contribute to an increasing percentage of our net revenues. Any factor that materially and adversely affects student enrollment in our digital arts, Java or K-12 computer programming courses, such as a decrease in the popularity and usage of Adobe design, Java technology or K-12 computer programming would have a material adverse effect on business and our results of operations.

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

The current COVID-19 pandemic has already adversely affected many of our business activities, including delivering lectures at our learning centers, recruiting students and conducting our day-to-day business. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China have underwent temporary yet prolonged closure from February 2020 to May 2020. Although we have arranged online webcasts for our students to study at home, which covered most of our adult students and K-12 students, we may not be able to achieve the same effectiveness and service quality without the disciplined and focused learning environment at our learning centers. As the impact of COVID-19 outbreak started to alleviate in China, we have gradually opened some of our learning centers for recruiting and consultation activities, although offline classes could not be resumed yet. As of May 31, 2020, the classes at many of our learning centers had not been resumed due to the government policies on suspending classes at school.

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

We gather data on post-course job placement rates by conducting surveys of our adult graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the annual average six-month post-course job placement rate by averaging the rate of each month. Our average six-month post-course job placement rate for each of 2018 and 2019 was over 90%. When calculating such job placement rates for 2018 and 2019, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2017 and 2018 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2017 and 2018, 86% and 88% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2017 and 2018 who later successfully graduated from our programs with graduation certificates awarded, 76% and 75% of such students, respectively, were deemed to be job-seeking students.

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

In December 2015, we launched our K-12 education programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for K-12 students. In March 2016, we rolled out another K-12 education program to offer K-12 robotics programming courses. In 2017, we continued to roll out a new K-12 education course in coding mathematics to further diversify our course offerings in K-12 education. In 2018 and 2019, our computer coding and robotics programming courses were popular among our K-12 students and the revenues from K-12 computer programming courses exceeded 10% of our total revenues in 2019. Our K-12 education programs target students aged between three and eighteen, and are the most important part of our efforts to enter into the K-12 STEAM education market. As we have been primarily engaging in adult education programs since our inception, we have limited experience in providing education programs to minors, who have distinct learning preference and mentality as compared to adult students and require tailored courses and dedicated class management.

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

Because our student enrollment of our professional education courses may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions, our business and prospects may be affected by economic conditions in China or globally. In addition, for our K-12 education programs, our student enrollment may depend on the disposable income and willingness to spend of the parents. The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, the exit of the United Kingdom from the European Union, and the impact of COVID-19 in 2020. It is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2019, China’s gross domestic product grew at a rate of 6.1%. There have also been concerns about the territorial disputes involving China in Asia and the economic effects, as well as the relationship between China and the U.S., including those resulting from the ongoing trade dispute between the two countries. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels, or if the macroeconomic environment deteriorates, parents will continue to spend on STEAM education for their children. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for education services, which could materially and adversely affect our financial condition and results of operations.

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

We plan to continue to expand our operations in different geographic areas as we address the growth of our customer base and market opportunities. We closed 35 and 54 non-performing learning centers for professional education services and opened 31 and 4 new centers during the years of 2018 and 2019, respectively. There were 180 and 130 learning centers for professional education services as of December 31, 2018 and 2019, respectively. We also significantly increased the number of our learning centers exclusively for K-12 education programs from 30 as of December 31, 2017 to 148 as of December 31, 2018, and further to 217 as of December 31, 2019. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

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

Under these PRC laws and regulations and related administrative requirements in effect, private schools are classified as either non-profit private schools or for-profit private schools, and private schools that provide education for academic credentials, pre-school education, training for self-study examinations preparation and other cultural education, as well as professional education including training for professional qualifications, are required to obtain a school permit before their registration as legal entities with competent authorities. For-profit private training institutions shall be regulated and governed with reference to the abovementioned rules. To provide professional education services as a for-profit private school, a company may, in the capacity of a school sponsor, establish a private school which obtains a school permit from competent human resources and social security authorities. After obtaining a school permit, private schools shall add the relevant professional education services in the authorized scope of business as specified in their business licenses, and complete the registration with the local branch of the State Administration for Market Regulation, or the SAMR (formerly known as the State Administration for Industry and Commerce, or the SAIC). Under the Amendment to the Private Education Law and the Private Education Law Implementation Rules, a material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of human resources and social security before it can be registered with the competent local branch of the SAMR. However, since the Amendment to the Private Education Law just became effective on September 1, 2017 and the relevant detailed rules by national and some of the local government authorities have not been officially issued, there remains uncertainties about the registration process for the newly established private schools (including the private training institutions, similarly hereinafter) or the re-registration process for pre-existing private schools. In practice, there still exists the following two ways to operate and provide the professional education services: (i) a private school which holds a school permit issued by the human resources and social security authorities could establish and operate learning centers within the approved regions to provide professional education services, provided that learning centers located outside the region of the registered address of the private schools shall be registered with original approving authorities; or (ii) a company with the relevant professional education services registered in its authorized scope of business as specified in its business licenses with the local branch of the SAMR could provide professional education services, which way has been widely used before the promulgation of the Amendment to the Private Education Law. In the latter way, a company with “professional education services” or an equivalent statement included in its approved scope of business can operate learning centers by itself or through its registered branches. However, many local government authorities have different views on the relevant rules and regulations and have adopted different practices in granting school permits to private schools or issuing business licenses to companies that provide professional education services. For example, in some cities, entities are permitted to include “professional education services” in their business scope as specified in their business licenses, but in certain other cities, entities are not permitted to, or are prohibited to, add “professional education services” or similar services in their business scope as specified in their business licenses according to the policies of the local branch of the SAMR.

We use both ways discussed above to establish our learning centers. As of December 31, 2019, we had a total of 347 learning centers, of which 48 were managed by schools and 299 were managed by our subsidiaries. Among the learning centers operated by our subsidiaries, 119 have neither professional education services nor education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers as of December 31, 2019, and these learning centers in the aggregate accounted for 22.8% of our student enrollments in 2019. We were not able to include professional education services in these companies’ authorized business scope mainly because the relevant local branch of SAMR have formulated general local policies prohibiting the inclusion of “professional education services” or similar services in the business scope of any entity. In addition, 179 learning centers operated by our subsidiaries only have “education information related consultation” rather than “professional education services” in their respective authorized scopes of business, and these learning centers in the aggregate accounted for 47.4% of our student enrollments in 2019. The difference between “educational services” and “education information related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the relevant local branch of the SAMR to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar services. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation. We have been fined once for RMB50,000 for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of December 31, 2019, 20 of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 to RMB50,000, confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These 20 learning centers in the aggregate accounted for 5.4% of our total student enrollments in 2019. As of the date of this annual report, all of our 46 schools have the school permit, among which 4 schools need to apply for updating their principal’s information. Separately, as of December 31, 2019, we have set up 13 schools registered as schools requiring “reasonable returns” provided in the Private Education Law. We are informed by the local human resources and social security authorities in some cities in China that they have stopped issuing new school permits temporarily before any detailed implementing rules being officially issued.

On August 10, 2018, the Ministry of Justice published the draft submitted for approval of the Amendment to the Regulations on the Implementation of the Private Education Promotion Law of the PRC, or the Draft Amendment to Private Education Promotion Regulations, to seek public comments. According to the Draft Amendment to Private Education Promotion Regulations, the private training institutions which provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, as well as activities targeting at the cultural education for adults and non-degree continuing education are allowed to be registered as a legal person directly. The private training institutions which provide training for professional qualifications or skills shall obtain a school permit issued by the human resources and social security authorities and make filing with the education authorities. If such institutions use the internet technology to conduct training for professional qualifications or skills, they shall obtain the corresponding internet operating permit and make filing with the human resources and social security authorities at the provincial level where the institution is domiciled. However, it is uncertain when the Draft Amendment to Private Education Promotion Regulations would be signed into law and whether the final version would have any substantial changes. During such transitional period between the promulgation of the Amendment to the Private Education Law and the issuance of the relevant detailed rules by national and the local government authorities, the above uncertainties and local policies and practices have created certain obstacles for us to comply with all applicable rules and regulations for all of our local operations. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

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

Our K-12 education programs were launched in December 2015, which include IT training courses and non-IT training courses, were operated through our 217 learning centers in 54 cities in China as of December 31, 2019, as well as through the internet. According to the rules mentioned above, our learning centers providing K-12 education programs may be deemed as after-school education institutions which are required to obtain school operation permits and business licenses. In addition, the coding mathematics course organized under IT-training courses of TongchengTongmei may be regarded as the courses of school academic subjects, which are required to be filed with the local education authorities and the progress of which shall not surpass the same-period progress of local primary schools and secondary schools. As of December 31, 2019, 20 of our leaning centers has obtained school operation permits from the local education authorities for our after-school kid education programs, and 116 have either professional education services or education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers. However, since the Circular 80 just became effective on August 6, 2018, there remains uncertainties about the registration process with respect to after-school K-12 education programs, and the filing process with respect to the courses of school academic subjects with some local education authorities. We have been communicating and will continue to communicate, with the competent provincial education regulatory authorities to obtain school operation permits and filings with respect to the courses of school academic subjects. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing and filing requirements in the past with respect to our learning centers providing after-school K-12 education programs, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

In addition, according to the Draft Amendment to Private Education Promotion Regulations, if private training institutions use the internet technology to conduct training and educational activities, they shall obtain the corresponding internet operating permit and make filing with the education authorities at the provincial level where the institution is domiciled. However, it is uncertain when the Draft Amendment to Private Education Promotion Regulations would be signed into law and whether the final version would have any substantial changes. According to the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, promulgated by the MOE jointly with certain other PRC government authorities and effective on July 12, 2019, the academic subjects online after-school training institutions for primary and secondary school students shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the academic subjects online after-school training institutions submitting such filings. After receiving the rectification opinion from relevant regulatory authorities, the academic subjects online after-school training institutions shall complete rectification and resubmit their materials before the end of June 2020. The Online After-School Training Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (iv) instructors are required to obtain the necessary teacher qualification licenses. As of the date of this annual report, we have not received any rectification opinion from relevant regulatory authorities, or been subject to penalties imposed by the relevant government authorities for alleged failure of us to comply with the Online After-School Training Opinions, and we have been communicating and will continue to communicate, with the competent provincial education regulatory authority to complete such filings, but we cannot assure you that we will complete such filing and comply with other regulatory requirements under the Online After-School Training Opinions and its related local rules in a timely manner. If we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant disciplinary online after-school training, which may materially and adversely affect our business and results of operation.

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

In 2017, 2018 and 2019, a substantial portion of our students relied on loans provided or arranged by a number of financing service providers to pay our tuition fees. In 2018, we collaborated with well-known personal financing service providers such as Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd. and Beijing Ronglian Shiji Information Technology Co., Ltd., whereby they assisted our students in obtaining loans to pay for our tuition fees. Since January 1, 2019, we have no further cooperation with Qianchengyi or 9F Group. In 2017, 2018 and 2019, 51.3%, 45.6% and 52.3% of our students received loans provided or arranged by financing service providers to pay for our tuition fees.

Our financing service partners have full discretion in deciding whether or not to extend or arrange for loans to a particular student. Furthermore, macroeconomic conditions in China may force the financing service providers to decrease or eliminate the amount of credit available for our students, making it difficult for our prospective students to afford our education. In addition, if the default rates on the loans provided or arranged by these and other financing service providers were to increase, they may raise the interest rates on the student loans, making such financing options less attractive to our students. There are uncertainties as to the licensing requirements and the nature of business provided by peer-to-peer lending intermediaries, in facilitating the peer-to-peer lending. According to the Guide to the Record-filing of Peer-to-peer Lending Information Intermediaries, issued in November 2016, or the Record-filing Guidelines, and the Notice on Rectification and Inspection Acceptance of Risk of Peer-to-peer Lending, issued on December 2017, or Circular 57, certain local governmental authorities shall establish an inspection team to conduct risk rectification inspections on peer-to-peer lending information intermediaries within their jurisdictions. If a peer-to-peer lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filling under the Record-filing Guidelines. Circular 57 also requires local governmental authorities to complete such record-filings of peer-to-peer lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018, as appropriate. According to the Notice of Further Regulating Campus Loans issued on June 29, 2017, the Notice of the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks on the Regulation and Rectification of the “Cash Loan” Business issued on December 1, 2017, the “campus loans” services shall be prohibited and the peer-to-peer lending institutions shall not provide loan to any student in school or any borrower without source of repayment or repayment capacity. In accordance with the Notice on Conducting Compliance Inspection Work on Peer-to-peer Lending Institutions issued on August 13, 2018, or the Compliance Inspection Notice, each peer-to-peer lending information intermediary shall be further inspected at three levels, including (i) the self-inspection carried out by the peer-to-peer lending information intermediary itself, (ii) the internet finance association inspection led by local internet finance association and/or the National Internet Finance Association of China, and (iii) the administrative verification carried out by the provincial online lending rectification office, and all such compliance inspection shall be completed by the end of December 2018. The peer-to-peer lending information intermediaries that generally meet the applicable requirements and standards will be allowed to be linked to the information disclosure and products registration system hosted by the relevant internet finance association. After a period of operation and the inspection, the peer-to-peer lending information intermediaries that meet relevant requirements and standards can apply for record-filing. The standards and procedures for system linking and record-filing will be promulgated by the regulators separately. However, the record-filings of peer-to-peer lending information intermediaries have not yet been officially launched nationwide and it is not certain when it will be officially launched. If those peer-to-peer lending institutions could not complete the record-filings or the current services provided by peer-to-peer lending institutions to our student are prohibited, or more new PRC laws and/or regulations are passed in the future prohibiting peer-to-peer lending facilitated by, or imposing significant licensing requirements on, intermediaries such as Qianchengyi and 9F Group, we cannot assure you that Qianchengyi and 9F Group will be able to obtain relevant licenses and continue facilitating peer-to-peer lending in the future. If Qianchengyi or 9F Group ceases to facilitate peer-to-peer lending to our students in the future, if our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected. Since January 1, 2019, we have no further cooperation with Qianchengyi or 9F Group.

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

As of December 31, 2019, we established various kinds of cooperative relationships with 632 universities and colleges in China. We enroll a significant percentage of our students directly from these universities and colleges through jointly offered majors, university recruiting promotional events and other marketing approaches as agreed by our university partners. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

A majority of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. As of December 31, 2019, we had received from our lessors copies of title certificates or proof of authorization to lease the properties to us for all leased properties. However, we cannot assure you that we will be able to obtain copies of title certificates or proof of authorization to lease any properties that we may lease in the future or the title to these properties we currently lease or any properties that we may lease in the future will not be otherwise challenged. Furthermore, several of our leased properties are owned by universities or built on allocated land in China. Such properties may not be legally leased to us under PRC law. Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises. In addition, we have not registered most of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Our accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Understanding the difficulty for recent college graduates to afford the tuition fees of our courses, we offered qualified students the post-graduation tuition payment option beginning in 2006, which led to our relatively high accounts receivable. As of December 31, 2017, 2018 and 2019, our outstanding accounts receivable, net of allowance for doubtful accounts, were RMB58.1 million, RMB52.1 million and RMB32.2 million (US$4.6 million), respectively. Although we conduct financial evaluations of our students applying to use our post-graduation tuition payment option, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environment and the earnings capacity of our students may negatively impact our ability to collect our accounts receivable. Furthermore, as time passes, it might be more difficult for us to collect historical accounts receivables. Our bad debt allowance amounted to nil, nil and RMB2.3 million (US$0.3 million) in 2017, 2018 and 2019, respectively. Our balance of bad debt allowance amounted to nil and RMB2.3 million (US$0.3 million) as of December 31, 2018 and 2019, respectively. There is no guarantee that our bad debt allowance expense will not increase in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our bad debt allowance to increase in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

Furthermore, we have extended loans with one-year terms to certain of our employees to support their personal needs. As of December 31, 2019, our outstanding accounts receivable for such loans was RMB18.0 million (US$2.6 million). We have no receivables due from any of our directors and officers. If we cannot collect such outstanding accounts receivable in a timely manner, or at all, our financial condition, liquidity and result of operations will be adversely impacted, and any legal proceedings initiated to collect such receivables may adversely impact our relationship with such employees.

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

We derive a substantial portion of our net revenues from our entities in Beijing. Revenue derived from the entities in Beijing accounted for 13.6%, 13.5% and 13.8% of our net revenues in 2017, 2018 and 2019, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Beijing. Furthermore, any natural disaster or health epidemics affecting the Beijing regions could significantly impact our operations. Although we have been and will be exploring opportunities of setting up additional learning centers in second tier or third-tier cities, we expect that we will continue to derive a substantial portion of our net revenues from Beijing in the near future. Deterioration in economic conditions and the professional services industries in these markets could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

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

Labor costs in China have risen in recent years. We employed 11,833 employees in China as of December 31, 2019. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, PRC government have promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may materially reduce our net income.

We adopted a share plan in 2008, or the 2008 Plan, that permits granting of options to purchase our ordinary shares, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares. Under the 2008 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under our share plan is 8,184,990 shares. In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2008 Plan and the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2019, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB23.1 million and RMB25.6 million, respectively, which will be recognized over a weighted average period of 1.12 years and 4.2 years, respectively. Expenses associated with share-based compensation awards granted under our share plan may materially reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 30, 2019, the new Catalog of Industries for Encouraged Foreign Investment (2019 Edition) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Technologies Inc., or Tarena Tech, and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and one learning center was newly set up through our VIE.

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

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose; while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and one learning center was newly set up through our VIE. As of December 31, 2019, we operated 48 of our learning centers through private schools owned by subsidiaries of Tarena Tech. These 48 learning centers in the aggregate accounted for 20.2% of our adult student enrollments and accounted for 9.9% of our K-12 student enrollments in 2019, respectively.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign-owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the Catalog of Industries for Encouraged Foreign Investment (2019 Edition) encourages and permit 100% foreign ownership of non-accredited professional training business in China and the Private Education Law does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. On the other hand, according to the Private Education Law, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside of China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly-owned subsidiary incorporated in China to establish a school under the Private Education Law without violating the Regulations on Operating Chinese-foreign Schools. As of December 31, 2019, 44 private schools sponsored by our wholly-owned subsidiaries in China have obtained private school operating permits, and based on the results of verbal inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to our consolidated VIE, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

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

COVID-19 has, and may continue to have, a significant adverse impact on China’s economic growth for the full year of 2020. According to statistics from the National Bureau of Statistics of China, in the first quarter of 2020 China’s GDP shrank by 6.8%, compared to growth of 6.4% in the first quarter of 2019, demonstrating the significant pressure of the outbreak on China’s economy. In addition, according to the International Monetary Fund, China’s GDP growth is currently projected to be 1.2% for the full year of 2020 as a result of COVID-19, compared to 6.1% for the full year of 2019. The macroeconomic slowdown in China from COVID-19 appears to have weighed on growth in the online consumer finance market during the first quarter of 2020, and may continue to weigh on such growth for the full year of 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs production and operation, internet publication, human resources intermediary service and filling requirement for commercial franchise.

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

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Although we have not entered into any agreement with corporate employers or any job-seeking candidates, we source and list job opportunities from both IT and non-IT employers in China through the website, which may be deemed as a human resources service intermediary. If the relevant PRC government authorities determine that we shall obtain a License for Human Resources Services for the operation of Job Show and we fail to obtain such license, they may order us to cease such activities and if there is any illegal income, we may be subject confiscation of the illegal income and a fine of more than RMB10,000 and less than RMB50,000. If the relevant PRC government authorities determine that we shall filed with the competent authority for engaging in human resources services activities and we fail to complete such filings on time, the competent authority shall order us to correct, or we may be subject a fine more than RMB5,000 and less than RMB10,000 if such correction is not made. Shanxi Zhimujiang Human Resource Management Co., Ltd., a wholly-owned subsidiary of Tarena Tech, has obtained a License for Human Resources Services on April 29, 2019 for the job intermediary activities, and we are going to engaging in job intermediary activities through this company.

In addition, The State Council promulgated the Administrative Regulations on Commercial Franchise, or Franchise Regulations, on February 6, 2007. The MOFCOM promulgated the Administrative Measures on Filing of Commercial Franchise, or the Franchise Filling Measures, on April 30, 2007, as amended on December 12, 2011. Under these regulations, “franchise operations” refer to a license by an enterprise owner of registered trademarks, enterprise logos, patents, proprietary technologies or other business resources, or franchisor, to another business operator, the franchisee, to use such business resources owned by the franchisor through a contractual arrangement, where the franchisee operates the business according to a uniform business model stipulated under the contract and pay the franchisor franchising fees. A franchisor shall file with the MOFCOM or its local office within 15 days from the date of entering into a franchise contract with a franchisee for the first time. We have 41 franchisees for K-12 education program and 3 franchisees for adult professional education program in 2019. However, we have not filed with MOFCOM or its local office for the franchise operations regarding adult education program as of the date of this annual report, and we have been communicating, and will continue to communicate with the competent authority to complete such filling. If we fail to complete such filing, the competent authority may order us to complete such filling within a stipulated period and we may be subject to a fine between RMB10,000 and RMB50,000. If we still fail to complete such filing within a stipulated period, we may be subject to a fine between RMB50,000 and RMB100,000, and a public announcement may be issued against us.

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

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions,” and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or other ways. Although M&A Rules have become effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer our operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose; while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and one learning center was newly set up through our VIE. As Mr. Shaoyun Han is a shareholder of both Tarena and our consolidated VIEs, even though the transfers of the companies, which operated 130 of our learning centers themselves or through schools they established as of December 31, 2019, from our consolidated VIEs to our wholly-owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools which operated 48 learning centers as of December 31, 2019, which are not enterprises, from subsidiaries of our consolidated VIEs to our wholly-owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from our consolidated VIEs to our wholly-owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may need to transfer these companies and schools, including the related learning centers, back to our consolidated VIE. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.”

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

Under the EIT Law and its implementation rules, dividends generated from retained earnings from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, or Circular 60, which was replaced and repealed by Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 35. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Circular 35, which was issued in October 2019 by the SAT and became effective on January 1, 2020, sets forth similar rules with Circular 60 that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. As a result, although our PRC subsidiary, Tarena Hangzhou, is currently wholly owned by our Hong Kong subsidiary, Tarena HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If Tarena HK cannot be recognized as the beneficial owner of the dividends to be paid by Tarena Hangzhou to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law. Besides, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a preferential tax treatment, the relevant tax authorities may adjust the preferential withholding tax in the future.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law, which became effective on January 1, 2008 and as amended on December 29, 2018 and its Implementing Rules, which became effective on January 1, 2008 and as amended on December 29, 2018 and April 23, 2019, respectively, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012, 2015 and again in 2018, and is eligible to enjoy a preferential tax rate of 15% until the fourth quarter of 2021. If Tarena Tech fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations. In addition, Tarena Hangzhou, one of our PRC subsidiaries, was established in 2013 and is qualified as a “newly established software enterprise,” which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption since the beginning of 2019. Tarena Hangzhou has also received financial subsidies from PRC local government authority in 2013, 2015 and 2016. In 2016, Tarena Hangzhou acquired Hanru Education & Technology Co., Ltd., or Hanru Hangzhou, which was qualified as an eligible software enterprise and entitled to a full tax exemption of two years followed by a 50% tax exemption of three years, commencing from 2016.

Preferential tax treatments and financial subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of June 5, 2020, our Class B ordinary shares represent 13.3% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 60.5% of our total voting power.

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

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to be classified as a PFIC in the foreseeable future.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2019 in 2019. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders no later than December 31, 2019 in 2019. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose; while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and one learning center was newly set up through our VIE. In December 2016, we wound up Shanghai Tarena, one of our VIEs. We expect to continue to control and consolidate Beijing Tarena, which holds an Internet Content Provider license, or ICP license. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena. For a description of the risks relating to our corporate structure and the contractual arrangements we have entered into with our VIE, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

In 2015, we invested RMB24.0 million in five PRC companies which are engaged in the provision of educational products and services. In 2016, we invested RMB12.8 million in three companies which are mainly engaged in the provision of educational products and services. In 2017, we invested RMB50.5 million in three companies which are mainly engaged in the provision of IT, educational products and services. In 2018, we acquired Wuhan Haoxiaozi Robot Technology Co., Ltd. (or “RTEC”), one of the largest K-12 robotics programming education service providers in Hunan and Hubei provinces in China.

The table below sets forth the respective revenues and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIE as of the dates and for the periods indicated:

	Net Revenues(1)					Total Assets(1)
	For the year ended December 31, 2017		For the year ended December 31, 2018		For the year ended December 31, 2019	As of December 31, 2019
Tarena and its wholly-owned subsidiaries	100%		100.0%		98.4%	96.0%
Consolidated VIE	0.0	%(2)	0.0	%(2)	1.6%	4.0%
Total	100.0%		100.0%		100.0%	100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.

(2)	The net revenues from consolidated VIE are immaterial and accounted for 0.0% due to rounding.

We have dual headquarters in China. Our principal executive offices in Beijing are located at 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, China, People’s Republic of China. Our telephone number at this address is +86 10 6213 5687. Our principal executive offices in Hangzhou are located at 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou 310000, People’s Republic of China. Our telephone number at this address is +86 571 5602 0827. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.tedu.cn. The information contained on our website is not a part of this annual report.

B.	Business Overview

We provide professional education and K-12 education services in China. Our core strength is in IT professional education services. We currently offer courses in 14 IT subjects, 5 non-IT subjects and 2 K-12 education programs.

For our adult students, our education platform combines live distance instruction, classroom-based tutoring and online learning modules. We deliver professional education lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 130 directly managed learning centers in 49 cities in China as of December 31, 2019. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, examinations, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance. In addition to our TTS platform, we launched TMOOC.cn in March 2015, which offers not only regular teaching video contents, but also continuing education courses and job placement training courses, in order to cover a broader customer base. We offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. TMOOC.cn is also important for our marketing efforts.

In December 2015, we launched new training programs TongchengTongmei featuring IT training courses and non-IT training courses for minors. In March 2016, we rolled out K-12 robotics programming courses. In 2017, we launched coding mathematics to further diversify our course offerings in K-12 education. These new programs target and contain curriculum that is customized for pre-school, primary to secondary school students aged between three and eighteen. Similar to programs designed for adult students, our courses for preschool, primary to high school students also adopted dual-teaching model. Students are taught by either live distance instructors or pre-recorded videos, with teaching assistants face-to-face in classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, led by on-site teaching assistants. These programs are partly delivered through the facilities of existing learning centers to improve the utilization of the facilities. Since 2016, we also set up standalone centers for K-12 education programs, which have further improved our brand recognition and teaching facilities and brought better learning experience for our students. As of December 31, 2019, there were 217 TongchengTongmei standalone learning centers covering 54 cities in China.

We have a strong commitment to career services for our adult training business. We had 605 career counselors as of December 31, 2019, who advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We had 181 employer cooperation representatives as of December 31, 2019, who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including Global Fortune 500 companies and leading technology companies.

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

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2019, we directly managed a total of 130 adult education learning centers in 49 major cities across China. Our learning centers for adults vary in terms of size, typically having between 7 and 15 classrooms, with each classroom typically able to host between 20 and 40 students. Learning centers for K-12 students vary in terms of size, ranging between approximately 300 and 700 square meters. The number of students vary according to different courses, with typically around 8 students in small classrooms and 15 students in large classrooms. In addition to the learning centers that we operate directly, we also have 41 franchisees for K-12 education program and 3 franchisees for adult education program in 2019. The franchise fee from such learning centers was immaterial in 2019.

Meanwhile, we have been actively establishing new learning centers to support the fast expansion of our K-12 education business. As of December 31, 2019, we directly managed a total of 217 learning centers in 54 cities across China solely for our K-12 education business.

In 2019, adult learning centers are distributed in 49 cities, and K-12 learning centers are distributed in 54 cities, with 60 cities in total, and the student enrollments of adult education and K-12 education were approximately 108,800 and 99,200, respectively. Approximately 57% of the adult students were from the following cities: Beijing, Shenzhen, Guangzhou, Wuhan, Shanghai, Chengdu, Hangzhou, Zhengzhou, Nanjing, and Chongqing. Approximately 52% of the K-12 students were from the following cities: Beijing, Changsha, Wuhan, Guangzhou, Shenzhen, Zhengzhou, Kunming, Shanghai, Tianjin, and Chengdu.

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

In addition to our TTS platform, we launched TMOOC.cn in March 2015 to cover a broader customer base. TMOOC.cn offers two types of online learning products: continuing education courses and job placement training courses. Continuing education courses, composed of a library of video clips that focus on on-the-job practical skills, target working professionals and others with continuing education needs. Job placement training courses are full-length programs that target job seekers. These recruitment-oriented courses are carefully chosen from existing courses at our learning centers and redesigned to be more suitable for the online learning environment. Users who finish all modules in a job placement training course and pass the relevant Tarena certification examination will receive the same job placement services that we offer to students at learning centers. We also offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. The number of registered TMOOC.cn users has reached more than 963,000 as of December 31, 2019, and our proprietary content library offers more than 191,000 hours of video content.

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We also provide K-12 students with STEAM education to help them develop their logical thinking ability as well as their practical skills. We currently offer courses in 14 IT subjects, 5 non-IT subjects and 2 K-12 education programs.

For adult students we generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

•	Full-time class. The term for a full-time class is typically four months and includes approximately 620 learning hours. Full-time classes are conducted in our learning centers. In 2019, approximately 68.2% of our enrolled students attended our full-time classes.

•	Part-time class. Part-time classes typically have terms of four to eight months. Starting from the second half of 2019, we enter into twenty-month contracts with some of our students. We offer a more flexible course schedule for our part-time class students given they typically have full time jobs. We offer our part-time class students the opportunity to complete a portion of lessons online by watching videos available on TTS through TMOOC.cn. In 2019, TMOOC.cn provided 35 courses online, with a tuition of more than RMB1,000 per course, such as User Interface Designer VIP Curriculum, Java Software Development VIP Curriculum, and Python Artificial Intelligence Development VIP Curriculum. In 2019, approximately 31.8% of our enrolled students attended our part-time classes.

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

Non-IT education courses

We began offering courses in non-IT subjects in 2013. We launched our digital art course in February 2013, our online sales and marketing course in November 2013, our accounting course in October 2014 our Computer-based design course in 2018 and our Visual effects-VFX course in 2019. The following table describes the non-IT courses that we currently offer:

Subject	Year of Launch	Focus of Course Content
Digital art	2013	Latest Adobe user interface design technology for graphic, webpage and mobile sites design
Online sales and marketing	2013	Search engine marketing, search engine optimization, and other internet based marketing, including microblog marketing
Accounting	2014	Accounting certificate, and chief accountant practice
Computer-based design	2018	Comprehensive design courses, including main case design, deepening design, display design, furnishing design, hand-drawn CAD and professional CAD
Visual effects-VFX	2019	Professional film and television Visual effects

Since its launch in February 2013, our digital art course has registered strong growth in student enrollments and has become one of the largest courses in terms of net revenue contribution in 2018 and 2019. Our accounting course helps us target a broader student base. Graduates of our digital art courses are granted the certificates by ACAA or ADOBE after passing the relevant exams.

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

Courses under TongchengTongmei programs typically have multiple levels, with each level consisting of 60 to 120 learning hours per year. Each session usually takes two to three hours depending on different level applicable. Depending on the age group, it generally takes approximately one year to complete each level. In 2019, our TongchengTongmei programs were offered in 54 cities in China. The revenue of online course and offline course in TongchengTongmei programs accounts for 6.7% and 93.3%, respectively. Online learning in small groups model is also available for election, of which the current enrollment is insignificant.

Our Teaching Staff

Our instructors

As of December 31, 2019, we employed 585 full-time instructors for both adult education and K-12 education. Most of our instructors for IT education courses have industry backgrounds in global and domestic technology companies. Instructors for non-IT education courses are typically experts or veterans in their respective specialized fields. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brands, our well-established teaching infrastructure and sales team and our competitive compensation.

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

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 2,504 teaching assistants as of December 31, 2019.

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

All of our new courses are pilot tested in selected learning centers for student satisfaction, training practicality and employment outcomes. In 2018, we launched network engineer course. In 2019, we launched Visual effects-VFX course.

Our software research and development department is tasked with improving the technical performance and user experience of TTS.

Our Students

The majority of our students of our adult IT and non-IT education courses are college students and graduates. In 2019, 71.3% of our enrolled students of such courses were either studying towards, or already held, a post-secondary degree. Our student enrollment in professional education courses reached approximately 108,800 in 2019, and our student enrollment in K-12 education programs reached approximately 99,200 in 2019.

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

In addition to our marketing efforts and student referrals, we recruit a significant portion of our students directly from universities and colleges. As of December 31, 2019, we have cooperated with over 632 universities and colleges in China under one of the two following modes of cooperation:

•	Joint-majors. We cooperate with 125 universities and colleges in China to offer joint-major degree programs in accordance with the higher education reform policies of each province. Our in-depth cooperation with these universities and colleges involve the recruitment services, management of students, course instruction and placement, so as to achieve the purpose of improving the course quality, placement rate and teaching quality of the universities and colleges, which integrate our selected courses into their standard undergraduate curriculum for students enrolled in such joint-major programs. Students can attend part of the courses in our established on-campus learning sites and part of the courses at our learning centers. By working with universities on such joint-majors programs, we have developed a strong bond with such partners, from which we believe we can benefit for recruitment and brand promotion.

•	Enrollment cooperation. We currently have enrollment cooperation with 632 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students. We have also entered into framework agreements with certain of such universities to launch courses to be chosen by students on voluntary basis to enhance our brand awareness, and our university partners will also make recommendations of our professional education courses to senior students. Starting in 2018, we also collaborate with some of such universities to roll out our featured programs, providing students with the option to choose our courses embedded in their school curriculum in their first and second school years, while by gradation in their third or fourth year, students can decide if they will attend our full time courses and make payments separately.

We had a total of 415 university cooperation representatives as of December 31, 2019. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China.

Student job placement services

We have an effective job placement program for our adult students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 605 career counselors as of December 31, 2019.

Each learning center offering courses for adult students also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 181 employer cooperation representatives as of December 31, 2019. We invite corporate employers to host recruiting events and interviews at our learning centers and offer students with interview opportunities across the country.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China.

We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the annual average six-month post-course job placement rate by averaging the rate of each month. Our average six-month post-course job placement rate for each of 2018 and 2019 was over 90%. When calculating such job placement rates for 2018 and 2019, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2017 and 2018 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2017 and 2018, 86% and 88% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2018 and 2019 who later successfully graduated from our programs with graduation certificates awarded, 76% and 75% of such students, respectively, were deemed to be job-seeking students.

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

Tuition Fees

For our full-time classes for adult students, our standard tuition fees generally range from RMB19,800 to RMB26,800 per course. We raised the standard tuition fees on selected courses offered in certain large cities by RMB2,000 to RMB3,000 per course in 2019. We also increased our tuition fees for part-time classes on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2019. For our K-12 education programs, our standard tuition fees are between RMB8,000 and RMB19,200. Courses under K-12 education program typically are composed of multiple levels, with each level consisting of 80 to 120 learning hours in one year.

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

To assist our students in paying our tuition fees, we mainly offered the following five credit sources, namely Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., Qianchengyi, 9F Group, to provide financing services for our students to make one-time, up-front tuition payments. Since January 1, 2019, we have no further cooperation with Qianchengyi or 9F Group.

52.30% of our students enrolled in 2019 obtained financing from one of the abovementioned sources. Such financing arrangements are bilateral in nature, and are carried out between our students and the respective financing institution directly.

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

As of December 31, 2019, we had registered 75 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center and held 122 registered software copyrights and 107 trademarks.

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

According to the Private Education Law and the Private Education Implementation Rules, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship interest” that a sponsor holds in a private school is, for all other practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. A sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. The capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school’s decision making body. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs. Nevertheless, before the Standing Committee of the NPC promulgated the Decision on Amending the Law for Promoting Private Education of the PRC on November 7, 2016 which came into force on September 1, 2017 and was further amended on December 29, 2018, or the Amendment to the Private Education Law, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

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

On December 30, 2016, the Implementation Rules for Private School Classification Registration was issued by the MOE, the Ministry of Human Resources and Social Welfare and other relevant authorities, which requires all private schools, including non-profit private schools and for-profit private schools, to obtain “school permits.” Existing private schools established before promulgation of the Amendment to the Private Education Law which choose to register as for-profit private schools should apply for new school permits and complete the re-registration process. If such private schools choose to register as non-profit schools, they shall amend their articles of association, continue their operation and complete the new registration process. The Regulatory Implementation Rules for Profitable Private School issued by the MOE, the Ministry of Human Resources and Social Welfare and other relevant authorities further provide that the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of human resources and social welfare, and then be registered with the competent branch of SAMR. In addition, for-profit private training institutions shall also be regulated and governed with reference to such rules.

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

As of the date of this annual report, certain local governments, such as Shanghai, Beijing and Jiangsu province, Hebei province, Sha’anxi province, and Qionghai of Hainan province have promulgated their local regulations relating to legal person registration and administration for private schools. However, the implementation of regulations at the national level and most provinces relating to the regulation regarding the private schools in the PRC are yet to be introduced.

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

On August 10, 2018, the Ministry of Justice published Draft Amendment to Private Education Promotion Regulations to seek public comments. The Draft Amendment to Private Education Promotion Regulations clarifies the types of different private schools or private training institutions and the corresponding regulatory principles: (i) the private schools which provide school education related courses or courses for the preparation of entrance exams facing children, teenagers and adults in pre-school education, basic education stage and higher academic education, shall be regulated as “private education schools” which are required to obtain school permits to be issued by the education authorities, (ii) the private training institutions which provide trainings for professional qualifications or skills, shall obtain school permits to be issued by the human resources and social security authorities and make filing with the education authorities, (iii) the private training institutions which enroll children and teenagers of kindergarten, primary school or middle and high school age and implementing activities related to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, shall subject to the examination and approval of the education authorities at or above the county level, and (iv) the private training institutions which provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, as well as activities targeting at the cultural education for adults and non-degree continuing education, are allowed to be registered as a legal person directly. The Draft Amendment to Private Education Promotion Regulations further stipulates that, (i) the private school which uses internet technology to provide education for academic credentials online shall obtain a private school operating permit of similar academic education institution at the same level as well as an internet operating permit; (ii) the institution that uses the internet technology to conduct training and educational activities, training for professional qualifications and skills, or providing an internet technology service platform for the aforementioned activities, shall obtain the corresponding internet operating permit and make filing with the education authorities and the human resources and social security authorities at the provincial level where the institution is domiciled, provided such institutions shall not implement educational and teaching activities which requires the private school operating permit; and (iii) the internet technology service platform for the training and educational activities shall examine and register the identity information of institutions or individuals applying for access to the platform. However, it is uncertain when the Draft Amendment to Private Education Promotion Regulations would be signed into law and whether the final version would have any substantial changes to the draft.

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

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of our consolidated VIEs and schools to which our consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while 2018, one of our learning centers was transferred back to our VIE for business operation purpose; while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and one learning center was newly set up through our VIE. As of December 31, 2019, we operated 49 of our learning centers through adult student enrollments by subsidiaries of Tarena Tech. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE.”

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

Regulations on Internet Publications

On February 4, 2016, the SAPPRFT and the MIIT jointly promulgated the Internet Publishing Service Administrative Measures, or the Internet Publishing Measures, which took effect on March 10, 2016 and replaced the Tentative Internet Publishing Administrative Measures jointly promulgated by the General Administration of Press and Publication and MIIT on June 27, 2002. The Internet Publishing Measures require entities that engage in internet publishing to obtain an Internet Publishing License for engaging in internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “internet publishing” is broad and refers to the act of online spreading of articles, whereby the internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs, internet publication and human resources intermediary service.”

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

On May 2, 2018, the State Council promulgated the Interim Regulations for the Human Resources Market, or the Interim Regulations, which came into effect on October 1, 2018. The Interim Regulation further clarifies the requirements of human resources service licensing and filing. In accordance with the Interim Regulations, commercial human resources service providers intending to conduct employment agency activities are required to obtain a License for Human Resources, and any commercial human resources service providers engaging in the collection and release of human resources supply and demand information, employment and entrepreneurship guidance, human resources management consulting, human resources assessment, human resources training, or other human resources services activities, it should register with the competent authority within 15 days of the date on which it opens such activities. In addition, if any entity engages in commercial human resources service without a License for Human Resources Service, the competent authority shall order cessation of such activities, and if there is any illegal income, the illegal income will be confiscated and a fine of more than RMB10,000 and less than RMB50,000 imposed; if any commercial human resources service providers engaging in human resources services activities fail to register with the competent authority on time, the competent authority shall order correction, or a fine more than RMB5,000 and less than RMB10,000 shall be imposed if such correction is not made. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs, internet publication and human resources intermediary service.”

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, amended in June 2004, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2019, we had registered 122 software copyrights in China.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as the Implementation Regulation of the PRC Trademark Law most recently adopted by the State Council in 2014. The Trademark Office under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 107 trademarks in China as of December 31, 2019.

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

In addition, the EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Enterprises recognized as “high and new technology enterprises,” or HNTEs, will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech renewed its HNTE certificate in 2012, 2015 and 2018, and is eligible to enjoy a preferential tax rate of 15% until the end of 2021. Tarena Hangzhou was established in 2013 and is qualified as a “newly established software enterprise,” which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption beginning from 2019. On January 25, 2016, we acquired 100% of the equity interests in Hangzhou Hanru Education Technology Co., Ltd., which is qualified as a “newly established software enterprise” and entitles to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2016.

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

C.       Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated VIE and its subsidiaries, as of May 31, 2020:

(1)	Mr. Shaoyun Han, our founder and chairman, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our independent director, owns 30% of the equity interest in Beijing Tarena.

(2)	Mr. Shaoyun Han is the principal of Weifang Tarena Professional Education School.

(3)	Beijing Tongcheng Technology Co. Ltd., which is a wholly owned subsidiary of Tarena Tech, wholly owns Wuhan Good Boy Robot Technology Co., Ltd., which holds 100% of the sponsorship interest in Wuhan Jiang'an Good Boy Robot Education and Training School and Changsha Kaifu District, The Science Kid Robot Education Training School.

(4)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School, Kunming Guandu Tarena Professional Education School, Nanjing Tarena Professional Education School, Shenzhen Bao’an Tarena Professional Education School, Harbin Tarena Professional Education School, Zhengzhou Tarena Professional Education School, Dalian High-Tech Zone Tarena Professional Education School, Shenyang Tarena Times Professional Education School, Chengdu Tarena Professional Education School, Shenzhen Longhua Xinqu Tarena Professional Skills Education School, Changchun Tarena Professional Education School and Ningbo Tarena Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Yue Qin Shen is the principal of Nanjing Weishang Tarena Professional Education School; Bin Du is the principal of Changchun Nanguanqu Yingcai Tianyi Professional Education School; Haibo Huang is the principal of Wuhan Technology Tarena Professional Education School; Wenwei Jia is the principal of Qingdao Shinan Tongcheng Technology Education Co., Ltd.; Jiping Xing is the principal of Jinan lixia Tongcheng Tongmei Training School Co., Ltd.; Wei Wang is the principal of Wuhan Wuchang Tarena Zhixing Professional Education School; Yan Wang is the principal of Tianjin Tongcheng Tongmei Education Training School Co., Ltd. and Tianjin Tarena Professional Education School Co., Ltd.; Hui Liu is the principal of Xi'an Lianhu Tongcheng Tongmei Tonghui Training Center Co., Ltd.; Liping Han is the principal of Shijiazhuang Yuhuaqu Tongxincheng Education Training School and Shijiazhuang Changanqu Tongzhicheng Education Training School; Meiyue Zhu is the principal of Shenyang Hengping Tongcheng Educational Center and Shenyang Tiexi Tongchengtongmei Educational Center; Jinxia Zhao is the principal of Nanchang Gaoxin Tarena Science and technology Education Training School; Zengbo Li is the principal of Kunming Wuhua Tongcheng Tongmei Education Training School Co., Ltd.; Hehai Tian is the principal of Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd.; Shuai Wang is the principal of Qinhuangdao Haigang Tarena Professional Education School, Shijiazhuang Tarena Professional Education School;Mingyun Qi is the principal of Shijiazhuang Ajia Professional Education School; Nan Pan is the principal of Shijiazhuang Tongcheng Education School; De Xun Wang* is the principal of Guangzhou Tarena Software Professional Education School; Jing Liu* is the principal of Dalian Shahekou Tarena Accounting Professional Education School; Li Zhe* is the principal of Wuhan Jiang'an Good Boy Robot Education and Training School; Dan Liu* is the principal of Changsha Kaifu District, the Science Kid Robot Education Training School, Nanchang Xihu Tarena Technology Digital Art School.

* De Xun Wang, Jing Liu, Li Zhe and Dan Liu are no longer employed by us. The principal registration for each of Guangzhou Tarena Software Professional Education School, Dalian Shahekou Tarena Accounting Professional Education School and Wuhan Jiang'an Good Boy Robot Education and Training School has not been updated.

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

D.       Property, Plants and Equipment

We have dual headquarters in China, located in Beijing and Hangzhou. Our principal executive offices in Beijing comprise of 6,613.6 square meters and accommodate certain of our management and general and administrative activities, as well as our research and development activities. We also have 32,953.5 square meters in leased classroom space in Beijing. Our principal executive offices and classrooms in Hangzhou comprise of 11,594.2 square meters of leased space. Our principal executive offices in Hangzhou accommodate certain of our management and general and administrative activities.

In addition to our principal executive offices in Beijing and Hangzhou, we maintain a number of offices, classrooms and student dormitories with an aggregate of 324,155.9 square meters in 69 cities in the PRC. For our leased facilities, we leased them from unrelated third parties. Our lease terms range from six months to ten years. We purchased two office buildings in Beijing in 2016, mainly for teaching purpose, and to a lesser extent for administrative function. We paid an aggregate of RMB231.9 million for these two office buildings. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB50 million in 2016. The purpose of these two buildings is mainly teaching and partly for administration.

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

A.       Operating Results

Overview

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2017, 2018 and 2019, we generated net revenues of RMB1,753.7 million, RMB2,085.4 million and RMB2,051.4 million (US$294.7 million), respectively. We record tuition fees that we collect in advance as deferred revenues. Our net revenues are presented net of business tax and surcharges.

Number of Student Enrollments

Our total net revenue decreased slightly from RMB2,085.4 million in 2018 to RMB2051.4 million (USD294.7 million) in 2019. Our total adult student enrollments changed from approximately 118,600 in 2017 to approximately 116,500 in 2018 and to approximately 108,800 in 2019. Student enrollments in K-12 education programs changed from approximately 10,100 in 2017 to approximately 45,600 in 2018, and further increased to approximately 99,200 in 2019.

Our total student enrollments are affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2019, our digital art course was the largest course in terms of revenues and number of student enrollments.

Our total student enrollments are also affected by our ability to maintain our cooperative relationships with financing service providers for student loans. A significant portion of our students enrolled in 2019 relied on loans mainly provided or arranged by Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., to pay for our tuition fees. In 2019, 52.3% of our students received loans provided or arranged by Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., to pay for our tuition fees.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time classes for adult students, our standard tuition fees generally range from RMB19,800 to RMB26,800 per course in 2019. We raised the standard tuition fees on selected courses offered in certain large cities by RMB2,000 to RMB3,000 per course in 2019. We also increased our tuition fees for part-time classes on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course in 2019. For our K-12 education programs, our standard tuition fees are between RMB8,000 and RMB19,200 in 2019. Courses under K-12 education program typically are composed of multiple levels, with each level consisting of 80 to 120 learning hours in one year.

The actual tuition fees of our courses for adult students may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges.

Our tuition fees of our courses for adult students are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also allow qualified students to pay our tuition fees within a period of time after graduation. We generally charge approximately RMB1,000 to RMB3,980 higher in tuition fees to students electing to pay in multiple payments, as compared to students who elect to pay in full upfront. For students recruited through our joint-majors with universities and colleges, they pay tuition fees for their degrees directly to the universities and colleges according to the tuition payment schedule stipulated by such schools, which is typically paid in installments prior to the beginning of each semester of the degree program. In 2019, 80.7% of our enrolled students paid one-time in full upon enrollment, 2.5% of our enrolled students paid multiple times within two months of enrollment, 3.4% of our enrolled students utilized the option to pay within a period of time after graduation, and 13.4% of our enrolled students were enrolled through joint-major programs with universities and colleagues. For our post-graduation payment option, qualified students are given a grace period of up to six months after graduation to look for employment, during which time no repayment needs to be made. After such grace period, students are given a ten-month repayment period. In order to qualify for such payment option, students must pass our credit screening by furnishing to us a number of supporting documents, for instance a credit report from the People’s Bank of China.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(in thousands, except percentages)
Personnel cost and welfare	233,544	13.3	377,098	18.1	573,520	82,381	28.0
Rental cost	141,705	8.1	202,929	9.7	230,976	33,178	11.3
Depreciation expenses	85,887	4.9	129,643	6.2	151,373	21,743	7.4
Others	131,810	7.5	208,879	10.0	217,965	31,309	10.5
Total cost of revenues	592,946	33.8	918,549	44.0	1,173,834	168,611	57.2

Our cost of revenues is primarily affected by the number of our K-12 learning centers. In terms of the adult education business, we had a total of 184, 180 and 130 learning centers as of December 31, 2017, 2018 and 2019, respectively. We also had a total of 30, 148 and 217 learning centers for K-12 students as of December 31, 2017, 2018 and 2019, respectively. We expect our cost of revenues to continue to increase as we plan to open more K-12 centers but will close some adult education centers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(in thousands, except percentages)
Selling and marketing expenses	707,157	40.3	1,047,632	50.2	1,119,698	160,835	54.6
General and administrative expenses	354,832	20.2	546,568	26.2	723,306	103,896	35.3
Research and development expenses	100,032	5.7	167,254	8.0	132,672	19,057	6.5
Total operating expenses	1,162,021	66.2	1,761,454	84.5	1,975,676	283,788	96.4

Our selling and marketing expenses primarily consist of compensation expenses relating to our personnel involved in selling and marketing, including our enrollment advisors and our university cooperation representatives based at our learning centers, advertising expenses relating to our marketing activities, and, to a lesser extent, rental expenses relating to our selling and marketing functions. We expect our selling and marketing expenses to increase in the future as we further expand our business.

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

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. We expect our research and development expenses to increase in the future on an absolute basis as we further expand our product and course curriculum development for both adult education and K-12 education, and we will incur costs to strengthen our intellectual technologies and infrastructure internal controls.

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

Our management identified certain categories of internal control material weaknesses as of December 31, 2019 over financial reporting, as follows:

a.	Failure to provide oversight for the system of internal control and failure to effectively consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;;

b.	Lack of sufficient requisite skills for the financial reporting under U.S. GAAP;

c.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;

d.	Lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;

e.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;

f.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;

g.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and

h.	Failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019. In addition, our independent registered public accounting firm attesting the effectiveness of our internal control and reported that our internal control over financial reporting was ineffective as of December 31, 2019.

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above. See “Item 3. Controls and Procedures – Management’s Plan for Remediation of Material Weaknesses.”

We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—We identified material weaknesses in our internal controls as of December 31, 2019, and if we fail to establish and maintain effective internal controls, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2019.

China

Pursuant to the EIT Law and its implementation rules, which became effective on January 1, 2008 and amended on December 29, 2018 and April 23, 2019, respectively, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech qualified as a HNTE under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to the end of 2021. Tarena Hangzhou was established in 2013 and qualified as a “newly established software enterprise,” which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption since 2019. On January 25, 2016, we acquired 100% of the equity interests in Hangzhou Hanru Education Technology Co., Ltd., which is qualified as a “newly established software enterprise” and entitles to two years of full tax exemption followed by three years of 50% tax exemption, commencing from 2016. Certain of our subsidiaries qualify as “Small Profit Enterprises” in 2017 and 2018, and therefore are subject to the preferential income tax rate of 20% followed by a 50% exemption. From January 1, 2019 to December 31, 2021, the first RMB 1 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 75% exemption for our subsidiaries qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax are subject to the tax rate of 20% followed by a 50% exemption. Subject to the approvals from the tax authorities in certain locations in the PRC, our subsidiaries and consolidated VIE that are based in these locations are required to use the deemed profit method to determine their income tax.

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

Revenue recognition

The Company adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition.

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

Certification service revenue

The Company provides certification service to students who complete the training course and enroll for the examinations. The Company is responsible for the certification service, including organization, proctoring and grading of exams, and providing the certificates to students. All certificates are issued by third parties to the students who pass the exam. The Company acts as the principal in providing this service and recognizes revenue on gross basis because the Company is the primary obligor in the arrangement and is responsible for fulfilling the ordered services by the students. Cash received before the students taking the exam, is recorded as deferred revenue, and subsequently recognized as certification service revenue upon completion of the certification service, which occurs when the certificates are provided to the students.

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

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (ASC 606)” with modified retrospective method

Effective January 1, 2018, we evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

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

Tuition revenue

The Company provides IT and non-IT related training courses to both adult and K-12. The Company also cooperate with universities and colleges in China to offer joint-major degree programs in accordance with the higher education reform policies of each province. The Company integrates its selected courses into universities and colleges’ standard undergraduate curriculum for students enrolled in such joint-major programs. Students can attend part of the courses in our established on-campus learning sites and part of the courses at the Company’s learning centers.

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

Certification service revenue

The Company provides certification service to students who complete the training course and enroll for the examinations. The Company is responsible for the certification service, including organization, proctoring and grading of exams, and providing the certificates to students. All certificates are issued by third parties to the students who pass the exam.

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

Contract liability

The Company does not have amounts of contract assets since revenue is recognized as the transferred control of promised services to customers.

The contract liabilities consist of deferred revenue, which represent that the Company has received consideration but has not satisfied the related performance obligations. The revenue recognized for years ended December 31, 2018 and 2019 that was previously included in the deferred revenue balances as of January 1, 2018 and December 31, 2018 was RMB295.5 million and RMB648.1 million, respectively. The Company’s deferred revenue amounted to RMB830.0 million and RMB1,586.0 million (US$227.8 million) as of December 31, 2018 and 2019, respectively. Starting from second half year 2019, the Company enters into contracts that have an original expected length of more than one year with certain students. The remaining performance obligations of these contracts are as following:

	For the years ended December 31,
	2020	2021	Total
	RMB in thousands
Revenue expected to be recognized on these contracts	183,329	32,334	215,663

The Company elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations in contracts that have an original expected length of one year or less.

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

Operating lease

The Company adopted Accounting Standards Update (“ASU”) 2016-02 Leases (“ASC 842”) as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Company has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among others things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases; (iii) did not require the Company to reassess initial direct costs for any existing leases.

The Company identifies lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Company recognizes operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the Company’s incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Company’s lease agreements contain renewal options; however, the Company do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Company is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

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

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. For the year ended December 31, 2019, there were no uncertain tax positions and the Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months.

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

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other current liabilities as of December 31, 2018 and 2019 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2018 and 2019 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits as of December 31, 2018 and 2019 are categorized as Level 2 measurement.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	1,753,695	100.0	2,085,371	100.0	2,051,354	294,659	100.0
Cost of revenues(1)	(592,946)	(33.8)	(918,549)	(44.0)	(1,173,834)	(168,611)	(57.2)
Gross profit	1,160,749	66.2	1,166,822	56.0	877,520	126,048	42.8
Operating expenses(1):
Selling and marketing	(707,157)	(40.3)	(1,047,632)	(50.2)	(1,119,698)	(160,835)	(54.6)
General and administrative	(354,832)	(20.2)	(546,568)	(26.2)	(723,306)	(103,896)	(35.3)
Research and development	(100,032)	(5.7)	(167,254)	(8.0)	(132,672)	(19,057)	(6.5)
Operating loss	(1,272)	(0.1)	(594,632)	(28.5)	(1,098,156)	(157,740)	(53.6)
Interest income	16,097	0.9	26,200	1.3	15,859	2,278	0.8
Other income/(loss)	16,702	1.0	(33,583)	(1.6)	246	35	-
Foreign currency exchange (loss) gains	(6,284)	(0.4)	4,951	0.2	1,614	232	0.1
Income/(loss) before income taxes	25,243	1.4	(597,064)	(28.6)	(1,080,437)	(155,195)	(52.7)
Income tax (benefit) expense	(25,390)	(1.4)	4,865	0.2	41,559	5,970	2.0
Net loss	(147)	(0.0)	(592,199)	(28.4)	(1,038,878)	(149,225)	(50.7)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,285	2,265	983	141
Selling and marketing expenses	4,863	8,866	6,502	934
General and administrative expenses	60,491	84,645	36,719	5,275
Research and development expenses	10,776	28,477	14,968	2,150

The Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Net revenues

Our net revenues decreased by 1.6% from RMB2,085.4 million in 2018 to RMB2,051.4 million (US$294.7 million) in 2019. This decrease was primarily due to the decline in our adult education programs, partially offset by the growth in our K-12 education programs.

For our adult education programs, our net revenues decreased by 20.3% from RMB1,915.4 million in 2018 to RMB1,527.2 million (US$219.4 million) in 2019. The revenue decrease was mainly driven by a decrease in our student enrollments in adult education programs, a 6.6% year-over-year decrease from approximately 116,500 in 2018 to approximately 108,800 in 2019, as well as a reduction in the number of students guaranteed by the Company who are customers of our guarantee services.

For our K-12 education programs, our net revenues increased by 208.5% from RMB169.9 million in 2018 to RMB524.2 million (US$75.3 million) in 2019. We experienced a significant increase in our total student enrollments in K-12 education programs, a 117.5% year-over-year increase from approximately 45,600 in 2018 to approximately 99,200 in 2019. Our K-12 business has expanded into 54 cities in China by December 31, 2019.

Cost of Revenues

Our cost of revenues increased by 27.8% from RMB918.5 million in 2018 to RMB1,173.8 million (US$168.6 million) in 2019. This increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, as well as depreciation expenses for our learning centers, which was in turn primarily due to the fast expansion of our K-12 education programs. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 4,209 as of December 31, 2018 to 4,366 as of December 31, 2019.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 24.8% from RMB1,166.8 million in 2018 to RMB877.5 million (US$126.0 million) in 2019. Our gross profit margin decreased from 56.0% in 2018 to 42.8% in 2019, which was mainly due to the expansion of our learning center network, especially the fast increase in the learning centers for our K-12 education programs. We added a net of 69 learning centers exclusively for K-12 education and rolled out to 4 new cities during 2019.

Operating Expenses

Our operating expenses increased by 12.2% from RMB1,761.4 million in 2018 to RMB1,975.7 million (US$283.8 million) in 2019 as a result of increases in our selling and marketing and general and administrative expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 6.9% from RMB1,047.6 million in 2018 to RMB1,119.7 million (US$160.8 million) in 2019. This increase was partially due to the marketing efforts as we expanded our course offerings and network of learning centers, mainly in K-12 centers. The increase in selling and marketing expenses was mainly due to expanded marketing efforts, which increased advertising expenses from RMB339.4 million in 2018 to RMB416.8 million (US$59.9 million) in 2019, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 32.3% from RMB546.6 million in 2018 to RMB723.3 million (US$103.9 million) in 2019 primarily due to (a) an increase in compensation cost to our staffs which was derived from annual salary adjustments and the increase of severance payments, and (b) an increase in professional service expenses from RMB19.2 million in 2018 to RMB87.8 million (US$12.6 million) in 2019 as the independent investigation was conducted in 2019.

Research and Development Expenses

Our research and development expenses decreased by 20.7% from RMB167.3 million in 2018 to RMB132.7 million (US$19.1 million) in 2019 primarily due to a decrease in personnel cost and welfare expenses of research and development staff and a decreased in share-based compensation expenses as the low stock price in 2019.

Interest Income

Our interest income decreased from RMB26.2 million in 2018 to RMB15.9 million (US$2.3 million) in 2019. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in 2019 was primarily due to the decrease in the interest income on time deposits.

Income Tax Benefit

Our income tax benefit was RMB41.6 million (US$6.0 million) in 2019, compared to the income tax benefit of RMB4.9 million in 2018.

The effective income tax rate of 3.8%  in 2019 was lower than the statutory income tax rate of 25% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; (iii) the preferential income tax rate enjoyed by our subsidiaries; and (iv) the impact of change of tax rates to certain of our subsidiaries.

The effective income tax rate of 0.8% in 2018 was lower than the statutory income tax rate of 25% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; and (iii) withholding tax resulted from distribution of dividends

Net Loss

As a result of the foregoing, we incurred a net loss of RMB1,038.9 million (US$149.2 million) in 2019, as compared to a net loss of RMB592.2 million in 2018.

The Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Net revenues

Our net revenues increased by 18.9% from RMB1,753.7 million in 2017 to RMB2,085.4 million in 2018. This increase was primarily due to the growth in both our adult and K-12 education programs.

For our adult education programs, our net revenues were RMB1,915.4 million in 2018. The revenue increase was mainly driven by an increase in standard course fee on selected courses offered in certain large cities by RMB1,000 to RMB2,000 per course.

For our K-12 education programs, our net revenues were RMB169.9 million in 2018. We experienced a significant increase in our total student enrollments in K-12 education programs, a 350% year-over-year increase from approximately 10,100 in 2017 to approximately 45,600 in 2018. Our K-12 business has expanded into 50 cities in China by December 31, 2018.

Cost of Revenues

Our cost of revenues increased by 54.9% from RMB592.9 million in 2017 to RMB918.5 million 2018. This increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, as well as depreciation expenses for our learning centers, which was in turn primarily due to the fast expansion of our K-12 education programs. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased significantly from 2,931 as of December 31, 2017 to 4,209 as of December 31, 2018.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 0.5% from RMB1,160.7 million in 2017 to RMB1,166.8 million in 2018. Our gross profit margin decreased from 66.2% in 2017 to 56.0% in 2018, which was mainly due to the expansion of our learning center network, especially the fast increase in the learning centers for our K-12 education programs. We added a net of 118 learning centers exclusively for K-12 education and rolled out to 26 new cities during 2018.

Operating Expenses

Our operating expenses increased by 51.6% from RMB1,162.0 million in 2017 to RMB1,761.4 million in 2018 as a result of increases in our selling and marketing, general and administrative and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 48.1% from RMB707.2 million in 2017 to RMB1,047.6 million in 2018. This increase was partially due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount from 4,807 as of December 31, 2017 to 5,552 as of December 31, 2018, and marketing efforts as we expanded our course offerings and network of learning centers, mainly in K-12 centers. The amount of personnel cost and welfare expenses for our selling and marketing staff increased from RMB344.2 million in 2017 to RMB536.2 million in 2018. The increase in selling and marketing expenses was also due to expanded marketing efforts, which increased advertising expenses from RMB270.8 million in 2017 to RMB339.4 million in 2018, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 54.0% from RMB354.8 million in 2017 to RMB546.6 million in 2018 primarily due to an increase in compensation cost for our increased number of general and administrative personnel to support our growing operations, especially in our K-12 education business, from 1,884 as of December 31, 2017 to 2,427 as of December 31, 2018 and an increase in share-based compensation expenses from RMB60.5 million in 2017 to RMB84.6 million in 2018.

Research and Development Expenses

Our research and development expenses increased by 67.2% from RMB100.0 million in 2017 to RMB167.3 million in 2018 primarily due to an increase in personnel cost and welfare expenses of research and development staff as we expanded our course offerings and operations.

Interest Income

Our interest income increased from RMB16.1 million in 2017 to RMB26.2 million in 2018. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in interest income in 2018 was primarily due to the increase in the interest income on time deposits

Income Tax (Benefit) Expense

Our income tax benefit was RMB4.9 million in 2018, compared to income tax expense RMB25.4 million in 2017.

The effective income tax rate of 0.8%  in 2018 was lower than the statutory income tax rate of 25% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; and (iii) withholding tax resulted from distribution of dividends.

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

Net Loss

As a result of the foregoing, we incurred a net loss of RMB592.2 million in 2018, as compared to a net loss of RMB147 thousand in 2017.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

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

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. As of December 31, 2019, we had RMB621.2 million (US$89.2 million) in cash and cash equivalents and time deposits. Our cash consists of cash in bank and deposits placed in third party payment processors, which are unrestricted as to withdrawal. Cash of our consolidated VIE, in the amount of RMB0.2 million as of December 31, 2019, can be used only to settle obligations of our consolidated VIE. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased, while the time deposits that mature over one year as of the balance sheet date are included in non-current assets.

We believe that our current cash, cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See Cash, cash equivalents, time deposits and restricted cash under Note 2(f) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents, time deposits and restricted cash were held as of December 31, 2019.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	301,705	163,081	(31,730)	(4,558)
Net cash used in investing activities	(236,544)	(91,977)	(51,217)	(7,357)
Net cash (used in) provided by financing activities	(184,222)	(222,682)	74,397	10,686
Effect of foreign currency exchange rate changes on cash and cash equivalents	(4,920)	10,571	567	82
Net increase (decrease) in cash and cash equivalents	(123,981)	(141,007)	(7,983)	(1,147)
Cash, cash equivalents and restricted cash at the beginning of the year	810,672	686,691	545,684	78,383
Cash, cash equivalents and restricted cash at end of the year	686,691	545,684	537,701	77,236

Operating Activities

Net cash used in operating activities amounted to RMB31.7 million (US$4.6 million) in 2019. It was primarily due to (a) a net loss of RMB1,038.9 million, mainly adjusted by depreciation and amortization of RMB194.8 million, amortization of right-of-use asset of RMB218.3 million, and share based compensation expense of RMB59.2 million; (b) a decrease in operating lease liabilities of RMB241.3 million; and (c) deferred income tax benefit of RMB46.0 million due to accumulated loss; and partially offset by a) an increase in deferred revenue of RMB756.0 million due to the expansion of our K-12 tuition business; and b) a decrease in prepaid expenses and other current assets of RMB22.8 million.

Net cash provided by operating activities amounted to RMB163.1 million in 2018. It was primarily due to (a) a net loss of RMB592.2 million, adjusted by deferred income tax benefit of RMB46.6 million, depreciation and amortization of RMB158.8 million, share based compensation expense of RMB124.3 million, and impairment of long-term investments of RMB35.5 million; (b) an increase in deferred revenue of RMB445.9 million due to the expansion of our tuition business; and (c) an increase in accrued expenses and other current liabilities of RMB44.1 million; and partially offset by an increase in other non-current assets of RMB16.0 million.

Net cash provided by operating activities amounted to RMB301.7 million in 2017. It was primarily due to (a) a net loss of RMB147 thousand, adjusted by foreign currency exchange loss of RMB6.1 million, depreciation and amortization of RMB100.8 million, share based compensation expense of RMB77.4 million, and impairment of long-term investments of RMB10.0 million; (b) an increase in deferred revenue of RMB23.5 million due to the expansion of our tuition business; and (c) an increase in accrued expenses and other current liabilities of RMB127.5 million due to the recognition of guarantee liability; and partially offset by (a) an increase in accounts receivable of RMB30.5 million due to the expansion of our tuition business; and (b) an increase in prepaid expenses and other current assets of RMB33.1 million .

Investing Activities

Our cash used in investing activities is primarily related to investments in time deposits, short-term financial products and other entities with a great development prospect, and purchase of buildings, property and equipment and leasehold improvements.

Net cash used in investing activities was RMB51.2 million (US$7.4 million) in 2019, consisting of purchase of time deposits of RMB341.7 million, purchase of property and equipment, including computers and servers, of RMB161.3 million in connection with the expansion of our network of K-12 learning centers, and payment for long-term investment of RMB3.0 million, and partially offset by the maturity of time deposits of RMB419.8 million and proceed from net repayment of employees loans of RMB24.9 million.

Net cash used in investing activities was RMB92.0 million in 2018, consisting of purchase of time deposits of RMB284.2 million, purchase of property and equipment, including computers and servers, of RMB276.3 million in connection with the expansion of our network of learning centers, and payment for long-term investment of RMB14.6 million, net payment for loans to employees of RMB43.0 million, net payment for acquisition of RTEC of RMB57.7 million, and partially offset by the maturity of time deposits of RMB563.4 million.

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

Financing Activities

Net cash provided by financing activities in 2019 was RMB74.4 million (US$10.7 million), which was primarily attributed to proceeds from bank borrowings of RMB89.2 million, proceeds from issuance of Class A ordinary shares in connection with exercise of share options of RMB3.3 million, and partially offset by repayment of bank borrowings of RMB13.8 million and repayment of the balance repurchase payable as of December 31, 2018 of RMB5.1 million.

Net cash used in financing activities in 2018 was RMB222.7 million, which was primarily attributed to repurchase of treasury stock under a share repurchase plan in the amount of RMB197.0 million, payment for dividend in the amount of RMB43.0 million, and partially offset by proceeds from bank borrowings of RMB13.2 million, proceeds from non-controlling interest of RMB1.1 million, and proceeds from issuance of Class A ordinary shares in connection with exercise of share options of RMB3.0 million.

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

Capital Expenditures

Our capital expenditures are primarily related to purchase of office building, property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB176.8 million, RMB276.3 million and RMB161.3 million (US$23.2 million) in 2017, 2018 and 2019, respectively. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We expect our capital expenditures will continue to be significant for the near future as we continue to expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, time deposits and anticipated cash flow from operations.

Impact of COVID-19

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

The current COVID-19 pandemic has already adversely affected many of our business activities, including delivering lectures at its learning centers, recruiting students and conducting our day-to-day business. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China have underwent temporary yet prolonged closure from February 2020 to May 2020. We have arranged online webcasts for our students to study at home. As the impact of COVID-19 outbreak started to alleviate in China, we have gradually opened some of our learning centers for recruiting and consultation activities, although offline classes could not be resumed yet. As of May 31, 2020, the classes at many of our learning centers had not been resumed due to the government policies on suspending classes at school.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2019, we had RMB139.0 million in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB458.1 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries as of December 31, 2019. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2019, we had RMB14.5 million in statutory development fund that are not distributable as cash dividends.

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

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB100.0 million, RMB167.3 million and RMB132.7 million (US$19.1 million) in 2017, 2018 and 2019, respectively.

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

As of December 31, 2019, we had registered 75 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center and held 122 registered software copyrights and 107 trademarks.

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

 F.       Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by December 31,
	Total	2020	2021	2022	2023	2024	2025 and thereafter
	(RMB in thousands)
Operating lease commitments(1)	916,543	287,155	250,864	185,389	116,938	53,306	22,891

Note:

(1) Represents our non-cancelable leases for our offices and learning centers.

G.       Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	49	Founder and Chairman
Yongji Sun	56	Director and Chief Executive Officer
Jianguang Li	55	Independent Director
Hon Sang Lee	61	Independent Director
Arthur Lap Tat Wong	60	Independent Director
Wing Kee Lau	55	Chief Financial Officer
Ying Sun	43	Vice President

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

B.       Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB3.3 million in cash to our executive officers, and we paid an aggregate of RMB3.3 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

The 2008 Plan has expired according to it terms. All options granted under the 2008 Plan had been vested before the termination of the 2008 Plan. As of May 31, 2020, no options were issued and outstanding.

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2014 Plan was 1,135,005 as of January 1, 2019. As of May 31, 2020, options to purchase 3,751,602 Class A ordinary shares are issued and outstanding under the 2014 Plan and 455,449 restricted share units were granted and outstanding under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

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

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of May 31, 2020, the outstanding options granted to our directors and executive officers under our share plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	*	4.36	February 20, 2014	February 19, 2024
	*	1.83	February 20, 2014	February 19, 2024
	*	4.36	March 1, 2015	February 28, 2025
	*	1.83	December 31, 2016	December 30, 2026
	*	1.00	March 31, 2017	December 31, 2026
	*	0	January 1, 2020	December 31, 2029
Yongji Sun	—
Jianguang Li	—
Hon Sang Lee	—
Arthur Lap Tat Wong	—
Wing Kee Lau	—
Ying Sun	*	1.83	January 1, 2013	April 3, 2024
	*	4.36	February 20, 2014	April 3, 2024
	*	4.36	March 1, 2015	February 28, 2025
	*	1.83	December 31, 2016	December 31, 2026
	*	0	January 1, 2020	December 31, 2029
Total	677,788

*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares as of May 31, 2020.

The following table summarizes, as of May 31, 2020, the outstanding restricted share units we granted to our directors and executive officers under the 2014 Plan.

Name	Number of Class A Ordinary Shares Underlying Restricted Share Units	Date of Grant
Shaoyun Han	—
Yongji Sun	*	April 9, 2020
Jianguang Li	*	April 9, 2020
Hon Sang Lee	*	January 1, 2020
Arthur Lap Tat Wong	*	March 1, 2020
Wing Kee Lau	*	March 1, 2020
Ying Sun	—

*	Less than 1% of our total outstanding shares as of May 31, 2020.

As of May 31, 2020, other individuals as a group held outstanding options to purchase a total of 2,863,814 Class A ordinary shares of our company, with exercise prices ranging from US$0.058 to US$4.36 per share, and held outstanding restricted share units to acquire a total of 210,887 Class A ordinary shares of our company.

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

We had a total of 9,582, 12,337 and 11,833 employees as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had 3,286 employees in Beijing, 253 employees in Hangzhou and 8,267 employees in other areas within China. We also have 27 employees in Taipei. The following table sets forth the number of our employees, categorized by function, as of December 31, 2019:

Functions	Number of Employees
Teaching and content development	3,193
Selling and marketing	5,174
General and administration	1,861
Others*	1,605
Total	11,833

Notes:

* includes employer cooperation representatives for adult and K-12 education, career counselors for adult, and center administrators for K-12 education.

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

E.       Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2020 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 54,195,474 ordinary shares outstanding as of May 31, 2020, comprising of 46,989,415 Class A ordinary shares (excluding 7,099,141 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary | shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	% of total ordinary shares on an as- converted basis	% of aggregate voting power †
Directors and Executive Officers:**
Shaoyun Han(1)	9,895,633	7,206,059	17,101,692	31.2	68.5
Yongji Sun	*	—	*	*	*
Jianguang Li(2)	*	—	*	*	*
Hon Sang Lee(3)	*	—	*	*	*
Arthur Lap Tat Wong	*	—	*	*	*
Wing Kee Lau	*	—	*	*	*
Ying Sun	*	—	*	*	*
All directors and executive officers as a group	10,567,355	7,206,059	17,773,414	32.4	69.0
Principal Shareholders:
KKR funds(4)	6,826,263	—	6,826,263	12.6	5.7
AERO Holdings Limited(5)	6,794,732	—	6,794,732	12.5	5.7
Trafalgar Trading Fund Inc. (6)	3,368,837	—	3,368,837	6.2	2.8
Learningon Limited(7)	2,193,223	7,206,059	8,253,223	17.3	62.4
Connion Capital Limited(8)	4,165,227	—	4,165,227	7.6	3.5

Notes:

*	Less than 1%.

**	Except for Mr. Jianguang Li and Mr. Hon Sang Lee, the business address of our directors and executive officers is 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, PRC.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 7,206,659 Class B Ordinary Shares held by Learningon Limited, (ii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited, and (vi) 570,788 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of May 31, 2020. Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. Moocon Education Limited is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned by Mr. Shaoyun Han, who is also the sole director of Moocon Education Limited. The registered office address of each of Connion, Learningon, Moocon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)	The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.

(3)	The business address of Mr. Wong is 1208 Dragon Bay Villa, Hou Sha Yu, Shunyi, Beijing, 101302, PRC.

(4)	Consists of 6,826,263 Class A ordinary shares held by Talent Fortune Investment Limited, a Cayman Islands company, as reported in a Schedule 13D amendment filed by KKR & Co. L.P. on August 30, 2017. Talent Fortune Holdings Limited is the sole shareholder of Talent Fortune Investment Limited. KKR China Growth Fund L.P. is the controlling member of Talent Fortune Holdings Limited. KKR Associates China Growth L.P. is the sole general partner of KKR China Growth Fund L.P. KKR China Growth Limited is the sole general partner of KKR Associates China Growth L.P. KKR Fund Holdings L.P is the sole shareholder of KKR Associates China Growth L.P. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Messrs. Henry R. Kravis and George R. Roberts. The business address of Talent Fortune Investment Limited is c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of May 31, 2020.

(5)	The number of ordinary shares beneficially owned is as reported in a Schedule 13G/A filed by AERO Holdings Limited on February 12, 2020, and consists of (i) 6,470,741 ADSs, representing 6,470,741 Class A ordinary shares, held by Orchid Asia VI, L.P. and (ii) 323,991 ADSs, representing 318,241 Class A ordinary shares, held by Orchid Asia V Co-Investment Limited. The general partner of Orchid Asia VI, L.P. is OAVI Holdings, L.P., whose general partner is Orchid Asia VI GP, Limited. Orchid Asia VI GP, Limited is wholly owned by Orchid Asia V Group Management, Ltd., which is wholly owned by Orchid Asia V Group, Limited. AERO Holdings Limited is the controlling shareholder of Orchid Asia V Group, Limited and Orchid Asia V Co-Investment Limited. Ms. Lam Lai Ming is the sole shareholder of AERO Holdings Limited. The business address of AERO Holdings Limited is Suites 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of May 31, 2020.

(6)	Represents 3,368,837 Class A ordinary shares in the form of ADSs held by Trafalgar Trading Fund Inc., a Cayman Islands limited liability company, which is registered with the Cayman Islands Monetary Authority as a mutual fund. Trafalgar Trading Fund Inc. became our principle shareholder after it acquired 1,679,647 and 1,689,190 Class A ordinary shares in December 2016 and February 2017, respectively. The registered office address of Trafalgar Trading Fund Inc. is c/o Mourant Ozannes Corporate Services (Cayman) Limited 94 Solaris Avenue, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. Trafalgar Trading Fund Inc. is managed by Trafalgar Capital Management (HK) Limited, with its business address at 18/F The Workstation, 43 Lyndhurst Terrace, Central, Hong Kong.

(7)	Represents (i) 7,206,059 Class B ordinary shares and (ii) 2,193,223 ADSs representing 2,193,223 Class A ordinary shares. The registered office address of Learingon Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learingon Limited is ultimately owned by Mr. Shaoyun Han through a trust.

(8)	Represents (i) 3,594,439 ADSs representing 3,594,439 Class A Ordinary Shares and (ii) 570,788 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of May 31, 2020. The registered office address of Connion Capital Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion Capital Limited is ultimately owned by Mr. Shaoyun Han through a trust.

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

To our knowledge, as of May 31, 2020, a total of 41,725,515 ADSs (equivalents to 41,725,515 Class A ordinary shares) are outstanding (among which 35,937,853 are unrestricted ADSs while 5,787,662 are restricted ADSs), representing 77.7% of our total issued and outstanding Class A ordinary shares as of such date. To our knowledge, there is one record holder in the United States which is CEDE & CO. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders in the United States. As of May 31, 2020, none of our Class B ordinary shares are held by any record holder in the United States.

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

B.       Related Party Transactions

Contractual Arrangements with our VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Chuanbang. Chuanbang Business Consulting (Beijing) Co., Ltd., or Chuanbang, is a company owned by our chairman, Mr. Shaoyun Han. Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 2%~20% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fees were RMB3.2 million, RMB3.5 million and RMB0.8 million (US$0.1 million) for 2017, 2018 and 2019, respectively.

Transactions with Ms. Lijuan Han. On October 8, 2016, we extended a loan of RMB6.5 million to Ms. Lijuan Han, a sister of Mr. Shaoyun Han, for 60 months with an annual interest rate of 5%. Upon the Company’s request to avoid any risk of possible violation of Sarbanes-Oxley Act, all of the balance was repaid to the Company on April 2, 2020.

Transactions with Connion Capital Limited. Connion Capital Limited is a company ultimately owned by our chairman, Mr. Shaoyun Han through a trust. In 2018, the Company wired funds to and shortly received same funds back from Connion Capital Limited in five separate occasions with each no more than US$1 million in order for the Company to maintain the requisite minimum level of activity in its bank account. No amount was due from Connion Capital Limited as of December 31, 2019.

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

On August 9, 2019, we entered into two lines of credit contracts with Bank of Beijing for a loan of RMB190 million in total with validity period on August 8, 2021. The loan bears a fixed interest rate of one-year Loan Prime Rate (“LPR”) plus 1.15% per annum on the date of drawing. As of the date of this annual report, the Company has drawn RMB99.9 million, which will be mature in 12 months from the drawdown date. The applicable interest rate for the loan is 5.3% per annum. The carrying value of office buildings pledged for the borrowing was RMB202.7 million.

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

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2020 or in the foreseeable future.

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

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange gain of RMB1.6 million in 2019.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB32.8 million in the value of our U.S. dollar-denominated financial assets at December 31, 2019.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2019, we received US$0.23 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from April 2, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2019, we invested the net proceeds from our initial public offering in term deposits and still intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities, paying dividends, repurchasing shares and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2019, our existing disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

a.	Failure to provide oversight for the system of internal control and failure to effectively consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;

b.	Lack of sufficient requisite skills for the financial reporting under U.S. GAAP;

c.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;

d.	Lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;

e.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;

f.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;

g.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and

h.	Failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities;

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019.

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

To remediate the material weaknesses described above, we plan to continue to establish a comprehensive and effective internal control system with the assistance from third party consulting firm which will provide relevant professional advisory services to us. We plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner. The Company’s remediation actions, which have been or to be taken were highlighted as follows:

a. Engaged an advisory firm to assist on the internal control systems improvement, particularly focusing on the issues identified during the Independent Investigation and Restatement, and material weaknesses identified as above. The advisory service is not completed yet as of the issuance date of 2019 20-F;

b. Launched and improved more comprehensive financial compliance policies, and severely punished those who have violated the policies;

c. Continued to strengthen the supervision and controls on the IT functions, including the enhancement of authorization restriction and segregation of duties;

d. Continued to deliver more internal trainings regrading compliance, code of conduct, ethics, new regulations and policies more frequently;

e. To launch the facial recognition system, based on AI technique, to identify, trace and record the students’ status, i.e. class entrance, class suspended, out of class, etc. in order to ensure the data accuracy in the CRM system.

Changes in Internal Control over Financial Reporting

Following the identification of the material weaknesses that were disclosed in the annual report on Form 20-F filed with the SEC on April 24, 2020, we have taken a series of remedial actions. We believe we have remediated part of material weaknesses that were identified in fiscal year 2018, including: failure to demonstrate a commitment to integrity and ethical values, lack of direct report from internal auditors to board of directors, and lack of sufficient competent internal audit function.

In fiscal year 2019, we have started standardizing essential business processes according to the requirements of our internal control system for accounting rules and financial reporting, to ensure the authenticity and integrity of our financial reporting. Specifically, the internal control audit team has undertaken multiple measures in standardizing the following business processes for internal control purposes. These remedial actions, especially the internal audit function, improved our monitoring process. Our remedial actions included:

a. Adjusted the Company’s internal audit reporting structures to ensure enhanced oversight over the Company’s financial reporting function;

b. Appointed new chief executive officer and chief financial officer in fiscal year 2019

c. Provided trainings to the Company’s employees on issues identified in the Independent Investigation and delivered more internal trainings regrading compliance, code of conduct, ethics, new regulations and policies more frequently;

d. Launched and improved the internal control execution plan to supervise and monitor the operational functions;

e. Launched electronic student contracts in the CRM system to ensure the existence, accuracy and completeness of contract data;

f. Combined the operational accounting team and reporting team so as to ensure both teams will communicate and cooperate smoothly and effectively; and

g. Redesigned and improved the approach for performance appraisal for heads of centers and senior management.

From January 1, 2019 to December 31, 2019, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected our internal control over financial reporting. As of the date of this annual report, we have engaged in, and will continue to engage measures to improve our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, and its attestation report is set forth as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Tarena International, Inc.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Tarena International, Inc.’s (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management's Annual Report on Internal Control Over Financial Reporting:

a.	Failure to provide oversight for the system of internal control and failure to effectively consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;
b.	Lack of sufficient competence for the financial reporting under U.S. GAAP;
c.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;
d.	Lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;
e.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;
f.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;
g.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and
h.	Failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2019 consolidated financial statements and financial statement schedule, and this report does not affect our report dated June 11, 2020 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive loss, changes in equity, and cash flows and related notes for the three years in the period ended December 31, 2019 of the Company, and our report dated June 11, 2020 expressed an unqualified opinion on those financial statements and financial statement schedule.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk llp

Beijing, China

June 11, 2020

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, for the periods indicated, and KPMG Huazhen LLP for fiscal year 2018. We did not pay any other fees to our auditors during the periods indicated below.

	2018	2019
	(in thousands)
Audit Fees(1)	12,753	7,310
Tax Fees(2)	260	312

Note:
(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

(2)	“Tax fees” means the aggregate fees billed or payable for services rendered by independent registered public accounting firm for tax advisory, tax retainer and compliance.

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

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
June (from June 7 to June 29)	1,298,299	7.7542	1,298,299	35,446,262
July (from July 2 to July 31)	1,227,290	8.3428	1,227,290	25,207,249
August (from August 1 to August 24)	405,481	8.8865	405,481	21,603,948
September (from September 4 to September 26)	246,280	8.5045	246,280	19,509,453
October (from October 1 to October 15)	202,149	7.7214	202,149	17,948,581
November (from November 20 to November 30)	138,065	7.1202	138,065	16,965,528
December (from December 3 to December 24)	256,178	6.8124	256,178	13,510,731

(1)	Each ADS represents one Class A ordinary share.

In 2019, we purchased 94,100 ADSs for an aggregate consideration of US$0.3 million.

The following table sets forth a summary of our repurchase of our ADSs made in 2019.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
February (from February 1 to February 28)	46,792	6.3520	46,792	13,213,507
August (from August 1 to August 31)(2)	4,362	1.1912	0	0
December (from December 1 to December 31)(2)	42,946	0.8886	0	0

(1)	Each ADS represents one Class A ordinary share.

(2)	These Class A ordinary shares were repurchased not through the revised share repurchase plan, which expired on June 20, 2019. We repurchased these Class A ordinary shares from our employees in private transactions.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure required by this Item 16.F. has previously been disclosed in Item 16.F. of our annual report on Form 20-F for the year ended December 31, 2018, filed on April 24, 2020.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2019 in 2019. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2019. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Tarena International, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4	Registration Rights Agreement dated as of July 17, 2015 among the Registrant and Talent Fortune Investment Limited (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 20, 2016)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 24, 2020)

4.1	2008 Share Incentive Plan, as amended on November 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.5	Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013 between Tarena Tech and Beijing Tarena (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.6	Spousal consent letter dated November 25, 2013 signed by Ying Sun in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.7	Spousal consent letter dated November 25, 2013 signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.8	Power of Attorney dated July 5, 2016 granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.9	Power of Attorney dated July 5, 2016 granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.10	Second Amended and Restated Exclusive Option Agreement dated July 5, 2016 among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.11	Second Amended and Restated Exclusive Option Agreement dated July 5, 2016 among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.12	Second Amended and Restated Loan Agreement dated July 5, 2016 between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.13	Second Amended and Restated Loan Agreement dated July 5, 2016 between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.14	Second Amended and Restated Share Pledge Agreement dated July 5, 2016 among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.15	Second Amended and Restated Share Pledge Agreement dated July 5, 2016 among Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.16	Spousal consent letter dated July 5, 2016 signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 24, 2020)

8.1*	List of Subsidiaries of Variable Interest Entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Marcum Bernstein & Pinchuk LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tarena International, Inc.

	By:	/s/ Yongji Sun
	Name:	Yongji Sun
	Title:	Director and Chief Executive Officer

Date: June 11, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Tarena International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated June 11, 2020, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

Chang in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease in 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842, Leases (“Topic 842”).

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

June 11, 2020

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2018	2019	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2(f)	530,984	537,701	77,236
Time deposits	2(f)	158,585	83,081	11,934
Restricted cash	2(f)	14,700	-	-
Accounts receivable, net of allowance for doubtful accounts	3	39,901	31,442	4,516
Amounts due from related parties	12	9,938	16,492	2,369
Prepaid expenses and other current assets	4	171,466	132,539	19,038
Total current assets		925,574	801,255	115,093
Time deposits-non current	2(f)	517	406	58
Accounts receivable, net of allowance for doubtful accounts-non current	3	12,157	724	104
Amount due from a related party	12	6,500	-	-
Property and equipment, net	5	626,068	576,633	82,828
Intangible assets, net		19,046	17,669	2,538
Right-of-use assets	16	-	773,472	111,102
Goodwill	19	52,782	52,782	7,582
Long-term investments, net	6	59,651	67,773	9,735
Deferred income tax assets	11	53,752	99,789	14,334
Other non-current assets	7	122,000	121,517	17,455
Total assets		1,878,047	2,512,020	360,829
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	8	13,726	89,162	12,807
Accounts payable		18,529	16,563	2,379
Amounts due to related parties		872	239	34
Operating lease liabilities-current	16	-	241,710	34,719
Income taxes payable	11	71,847	69,671	10,008
Deferred revenue-current	2(k)	830,019	1,554,431	223,280
Accrued expenses and other current liabilities	9	365,428	397,558	57,106
Total current liabilities		1,300,421	2,369,334	340,333
Deferred revenue-non current	2(k)	-	31,539	4,530
Operating lease liabilities-non current	16	-	508,810	73,086
Other non-current liabilities		5,983	5,401	776
Total liabilities		1,306,404	2,915,084	418,725
Commitments and contingencies	17	-	-	-
Shareholders’ equity:

Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 52,972,578 and 53,806,534 shares issued, 45,873,437 and 46,707,393 shares outstanding as of December 31, 2018 and 2019, respectively)		331	337	48
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2018 and 2019, respectively)		74	74	11
Treasury shares (7,099,141 Class A ordinary shares as of December 31, 2018 and 2019, at cost)	13	(457,169)	(457,169)	(65,668)
Additional paid-in capital		1,222,072	1,284,573	184,517
Accumulated other comprehensive income		50,472	51,386	7,381
Accumulated deficit		(243,162)	(1,279,248)	(183,752)
Total equity (deficit) attributable to the shareholders of Tarena International, Inc.		572,618	(400,047)	(57,463)
Non-controlling interest		(975)	(3,017)	(433)
Total liabilities and equity		1,878,047	2,512,020	360,829

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		Year Ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Net revenues	10	1,753,695	2,085,371	2,051,354	294,659
Cost of revenues(a)		(592,946)	(918,549)	(1,173,834)	(168,611)
Gross profit		1,160,749	1,166,822	877,520	126,048
Selling and marketing expenses(a)		(707,157)	(1,047,632)	(1,119,698)	(160,835)
General and administrative expenses(a)		(354,832)	(546,568)	(723,306)	(103,896)
Research and development expenses(a)		(100,032)	(167,254)	(132,672)	(19,057)
Operating loss		(1,272)	(594,632)	(1,098,156)	(157,740)
Interest income		16,097	26,200	15,859	2,278
Other income (loss)		16,702	(33,583)	246	35
Foreign currency exchange (loss) gains		(6,284)	4,951	1,614	232
Income (loss) before income taxes		25,243	(597,064)	(1,080,437)	(155,195)
Income tax (expense) benefit	11	(25,390)	4,865	41,559	5,970
Net loss		(147)	(592,199)	(1,038,878)	(149,225)
Less: Net loss attributable to non-controlling interests		-	(2,025)	(2,792)	(401)
Net loss attributable to Class A and Class B ordinary shareholders		(147)	(590,174)	(1,036,086)	(148,824)

Basic loss per Class A and Class B ordinary share	15	(0.00)	(10.74)	(19.41)	(2.79)
Diluted loss per Class A and Class B ordinary share	15	(0.00)	(10.74)	(19.41)	(2.79)

Net loss		(147)	(592,199)	(1,038,878)	(149,225)

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes		(13,832)	11,100	914	131
Unrealized holding gains on available for sale securities, net of RMB2,818, nil and nil income taxes for year 2017, 2018 and 2019		11,496	-	-	-
Reclassification adjustment for gains on available for sale securities realized in net income, net of RMB2,818, nil and nil income taxes for year 2017, 2018 and 2019		(11,496)	-	-	-
Other-than-temporary impairment loss recognized in other comprehensive loss (before tax)		(5,000)	-	-	-
Comprehensive loss		(18,979)	(581,099)	(1,037,964)	(149,094)
Less: Comprehensive loss attributable to non-controlling interests		-	(2,025)	(2,792)	(401)
Comprehensive loss attributable to Class A and Class B ordinary shareholders		(18,979)	(579,074)	(1,035,172)	(148,693)

(a) Includes share-based compensation expense as follows (note 14):
Cost of revenues		(1,285)	(2,265)	(983)	(141)
Selling and marketing expenses		(4,863)	(8,866)	(6,502)	(934)
General and administrative expenses		(60,491)	(84,645)	(36,719)	(5,275)
Research and development expenses		(10,776)	(28,477)	(14,968)	(2,150)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of RMB, except for number of shares and per share data)

	Ordinary Shares
	Number of Class A Ordinary Shares	Amount	Number of Class B Ordinary Shares	Amount	Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (accumulated deficit)	Non- controlling Interest	Total Equity (deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	48,735,228	302	8,895,249	86	(93,761)	995,216	58,204	453,201	-	1,413,248
Net loss	-	-	-	-	-	-	-	(147)	-	(147)
Conversion of Class B ordinary shares to Class A ordinary shares	1,689,190	12	(1,689,190)	(12)	-	-	-	-	-	-
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,915,758	13	-	-	-	22,241	-	-	-	22,254
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	(13,832)	-	-	(13,832)
Share-based compensation	-	-	-	-	-	77,415	-	-	-	77,415
Unrealized holding gains on available-for-sale security, net of RMB2,818 income taxes for year 2017	-	-	-	-	-	-	11,496	-	-	11,496
Reclassification adjustment for gains on available for sale securities realized in net income, net of RMB 2,818 income taxes for year 2017	-	-	-	-	-	-	(16,496)	-	-	(16,496)
Dividends	-	-	-	-	-	-	-	(63,087)	-	(63,087)
Purchase of Class A ordinary shares	-	-	-	-	(161,342)	-	-	-	-	(161,342)
Balance as of December 31, 2017	52,340,176	327	7,206,059	74	(255,103)	1,094,872	39,372	389,967	-	1,269,509
Net loss	-	-	-	-	-	-	-	(590,174)	(2,025)	(592,199)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	632,402	4	-	-	-	2,947	-	-	-	2,951
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	11,100	-	-	11,100
Non-controlling interest contribution	-	-	-	-	-	-	-	-	1,050	1,050
Share-based compensation	-	-	-	-	-	124,253	-	-	-	124,253
Dividends	-	-	-	-	-	-	-	(42,955)	-	(42,955)
Purchase of Class A ordinary shares	-	-	-	-	(202,066)	-	-	-	-	(202,066)
Balance as of December 31, 2018	52,972,578	331	7,206,059	74	(457,169)	1,222,072	50,472	(243,162)	(975)	571,643
Net loss	-	-	-	-	-	-	-	(1,036,086)	(2,792)	(1,038,878)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	833,956	6	-	-	-	3,329	-	-	-	3,335
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	914	-	-	914
Non-controlling interest contribution	-	-	-	-	-	-	-	-	750	750
Share-based compensation	-	-	-	-	-	59,172	-	-	-	59,172
Balance as of December 31, 2019	53,806,534	337	7,206,059	74	(457,169)	1,284,573	51,386	(1,279,248)	(3,017)	(403,064)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(147)	(592,199)	(1,038,878)	(149,225)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	100,763	158,757	194,806	27,982
Amortization of operating lease right-of-use asset	-	-	218,314	31,359
Bad debt provision	-	-	2,251	323
Loss on disposal of property and equipment	917	1,238	5,118	735
Deferred income tax benefit	(1,171)	(46,595)	(46,037)	(6,613)
Share based compensation expense	77,415	124,253	59,172	8,500
Investment loss (income)	47	1,548	(27)	(4)
Foreign currency exchange loss (gain), net	6,097	(4,440)	(1,614)	(232)
Impairment of long-term investments	10,000	35,524	2,000	287
Changes in operating assets and liabilities:
Accounts receivable	(30,466)	6,000	17,641	2,534
Amounts due from related parties	(1,964)	(2,996)	(54)	(8)
Inventory	-	(971)	(3,551)	(510)
Prepaid expenses and other current assets	(33,126)	(3,454)	22,773	3,271
Accrued interest income on time deposits	1,809	9,814	538	77
Other non-current assets	6,581	(15,986)	(4,616)	(663)
Accounts payable	(196)	(390)	55	8
Fund wired to a related party	-	(22,488)	-	-
Fund received from a related party	-	22,488	-	-
Amounts due to related parties	(310)	656	(634)	(91)
Income taxes payable	17,049	2,978	(2,176)	(313)
Deferred revenue	23,477	445,854	755,951	108,586
Accrued expenses and other current liabilities	127,534	44,128	29,086	4,178
Operating lease liabilities	-	-	(241,266)	(34,656)
Other non-current liabilities	(2,604)	(638)	(582)	(83)
Net cash provided by (used in) operating activities	301,705	163,081	(31,730)	(4,558)

Investing activities:
Purchase of property and equipment and intangible assets	(176,819)	(276,253)	(161,275)	(23,166)
Proceeds from disposal of property and equipment	423	8,905	10,144	1,457
Purchase of short-term investments	(950,000)	-	-	-
Proceeds from maturity of short-term investments	950,000	-	-	-
Purchase of long-term investments	(50,500)	(14,580)	(3,000)	(430)
Payment of long-term investment deposit	(4,380)	-	-	-
Purchase of time deposits	(515,739)	(284,166)	(341,722)	(49,085)
Proceeds from maturity of time deposits	534,958	563,354	419,777	60,297
Payment for acquisition of RTEC	-	(57,700)	-	-
Cash acquired from acquisition of RTEC	-	11,424	-	-
Issuance of loans to employees	(30,626)	(69,784)	(12,042)	(1,730)
Proceeds from repayment of loans to employees	6,139	26,823	36,901	5,300
Net cash used in investing activities	(236,544)	(91,977)	(51,217)	(7,357)

Financing activities:
Proceeds from bank borrowing	-	13,229	89,162	12,807
Contribution from non-controlling entities	-	1,050	750	108
Repayment of bank borrowings	-	-	(13,792)	(1,981)

Issuance of Class A ordinary shares in connection with exercise of share options	22,254	2,951	3,335	479
Payment of dividend	(63,087)	(42,955)	-	-
Repurchase of treasury shares	(143,389)	(196,957)	(5,058)	(727)
Net cash (used in) provided by financing activities	(184,222)	(222,682)	74,397	10,686

Changes in cash, cash equivalents and restricted cash	(119,061)	(151,578)	(8,550)	(1,229)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(4,920)	10,571	567	82
Net change in cash, cash equivalents and restricted cash	(123,981)	(141,007)	(7,983)	(1,147)

Cash, cash equivalents and restricted cash at beginning of year	810,672	686,691	545,684	78,383

Cash, cash equivalents and restricted cash at end of year	686,691	545,684	537,701	77,236

Supplemental disclosure of cash flow information:
Income taxes paid	9,615	37,216	6,654	956
Interest paid	166	163	419	60
Non-cash investing and financing activities:
Accrual for purchase of equipment	10,737	18,292	16,272	2,337
Payable for repurchase of treasury shares	17,953	5,109	-	-
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	-	-	432,898	62,182

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

Tarena International is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Han Shaoyun (“Mr. Han”), the founder and former chief executive officer of the Company, and five other individuals. Tarena International is the parent company of a number of wholly-owned subsidiaries that are engaged in the provision of educational products and services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”), and its subsidiaries, in order to comply with the PRC laws and regulations which restricted foreign investments in companies that were engaged in education products and services. Pursuant to the VIE Agreement as described below, Tarena International has effective financial control over Beijing Tarena and its initial capital funding was provided by Tarena Technologies Inc., (a wholly-owned subsidiary of Tarena International or the “WFOE”, formerly known as Beijing Tarena Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Beijing Tarena and its subsidiaries primarily consists of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers.

All of the equity interests of Beijing Tarena are legally held by Mr. Han and Mr. Li Jianguang (“Mr. Li”), a director of Tarena International. Both individuals are nominee equity holders of Beijing Tarena and holding their equity interests on behalf of Tarena International. Through a series of contractual agreements and arrangements (the “VIE Agreement”), among Tarena International, WFOE, Beijing Tarena and its nominee equity holders, the nominee equity holders of Beijing Tarena have granted all their legal rights including voting rights and disposition rights of their equity interests in Beijing Tarena to Tarena International. The nominee equity holders of Beijing Tarena do not participate significantly in income and loss and do not have the power to direct the activities of the Beijing Tarena that most significantly impact their economic performance. Accordingly, the Beijing Tarena is considered variable interest entities.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, Tarena International has a controlling financial interest in Beijing Tarena because Tarena International has (i) the power to direct activities of Beijing Tarena that most significantly impact the economic performance of Beijing Tarena; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of Beijing Tarena that could potentially be significant to Beijing Tarena. Thus, Tarena International is the primary beneficiary of the Beijing Tarena.

Under the terms of the VIE Agreement, Tarena International has (i) the right to receive economic benefits that could potentially be significant to Beijing Tarena in the form of service fees under the exclusive business cooperation agreements; (ii) the right to receive all dividends declared by Beijing Tarena and the right to all undistributed earnings of Beijing Tarena; (iii) the right to receive the residual benefits of Beijing Tarena through its exclusive option to acquire 100% of the equity interests in Beijing Tarena, to the extent permitted under PRC law. Accordingly, Tarena International is the primary beneficiary of the Beijing Tarena and the financial statements of Tarena VIE Entities are consolidated in Tarena International’s consolidated financial statements.

Under the terms of the VIE Agreement, Beijing Tarena’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to Tarena International. All of the equity (net assets) and net income of Beijing Tarena are attributed to Tarena International.

The key terms of the VIE Agreement are as follows:

Loan Agreements: The WFOE provided RMB6,000 loans in aggregate to Beijing Tarena’ nominee equity holders for the sole purpose of their contribution of Beijing Tarena’ registered capital. The nominee equity holders of Beijing Tarena can only repay the loans by transferring all of their legal equity interest in Beijing Tarena to the WFOE or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equity holder of Beijing Tarena transfers his equity interests in Beijing Tarena to Tarena International or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the PRC law. The initial terms of the loans expire in 2026, which can be extended with the written notice of both the WFOE and Beijing Tarena before expiration.

Exclusive Option Agreements: Each of the nominee equity holders irrevocably granted Tarena International, Inc. or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Beijing Tarena. In addition, Tarena International has the option to acquire the equity interests of Beijing Tarena for a specified price equal to the loan provided by the WFOE to the nominee equity holders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Without Tarena International’s prior written consent, the nominee equity holders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Beijing Tarena. These agreements will remain effective until all equity interests held in Beijing Tarena by the nominee equity holders are transferred or assigned to Tarena International or its designated representatives.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

Exclusive Business Cooperation Agreements: The WFOE has the exclusive right to provide, among other things, technical support, business support and related consulting services to Beijing Tarena and Beijing Tarena agrees to accept all the consultation and services provided by the WFOE. Without the WFOE’s prior written consent, Beijing Tarena is prohibited from engaging any third party to provide any of the services under this agreement. In addition, the WFOE exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing Tarena agrees to pay a monthly service fee to the WFOE at an amount determined solely by the WFOE after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the WFOE employees providing services to Beijing Tarena, the value of services provided, the market price of comparable services and the operating conditions of Beijing Tarena. Furthermore, to the extent permitted under the PRC law, the WFOE agrees to provide financial support to Beijing Tarena. The term of the agreement will remain effective unless the WFOE terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing Tarena or the WFOE to renew its respective business license upon expiration. Beijing Tarena is not permitted to terminate this agreement in any event unless required by applicable laws.

Power of Attorney: Each nominee equity holder of Beijing Tarena appointed the WFOE as the attorney-in-fact to act on all matters pertaining to Beijing Tarena and to exercise all of their rights as an equity holder of Beijing Tarena, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Beijing Tarena requiring shareholders’ approval under PRC laws and regulations and the articles of association of Beijing Tarena, designate and appoint directors and senior management members. The WFOE may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the nominee equity holders of Beijing Tarena. Each power of attorney will remain effective until the nominee equity holder ceases to hold any equity interest in Beijing Tarena.

Equity Interest Pledge Agreements: Pursuant to the equity interest pledge agreement, Beijing Tarena’ nominee equity holders pledged all of their equity interests in Beijing Tarena to the WFOE to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to the WFOE. If Beijing Tarena or any of Beijing Tarena’ nominee equity holders breaches its contractual obligations under the contractual arrangements, the WFOE, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Tarena in accordance with legal procedures. The WFOE has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, the WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with the relevant local administration for industry and commerce in December 2013 and April 2017 and will remain binding until Beijing Tarena and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of Beijing Tarena in good faith.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

Tarena International relies on the VIE Agreement to operate and control the Beijing Tarena. However, these contractual arrangements may not be as effective as direct equity ownership in providing Tarena International with control over Beijing Tarena. Any failure by Beijing Tarena or the nominee equity holders to perform their obligations under the VIE Agreement would have a material adverse effect on the consolidated financial position and consolidated financial performance of the Company. All the VIE Agreement is governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Tarena International’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreement was found to be in violation of any existing or future PRC laws and regulations, Tarena International may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, Tarena International cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Agreement is found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the WFOE, its subsidiaries and Beijing Tarena;

•	discontinue or restrict the conduct of any transactions between the WFOE, its subsidiaries and Beijing Tarena;

•	impose fines, confiscate the income from Beijing Tarena, or impose other requirements with which the Company may not be able to comply;

•	require Tarena International to restructure its ownership structure or operations, including terminating the contractual arrangements with Beijing Tarena and deregistering the equity pledges of Beijing Tarena; and

•	restrict or prohibit the use of the proceeds of future offering to finance the Company’s business and operations in the PRC.

If the imposition of any of these government actions causes Tarena International to lose its right to direct the activities of Beijing Tarena or its right to receive substantially all the economic benefits and residual returns from Beijing Tarena and Tarena International is not able to restructure its ownership structure and operations in a satisfactory manner, Tarena International would no longer be able to consolidate the financial results of Beijing Tarena and its subsidiaries. In the opinion of management, the likelihood of deconsolidation of the Beijing Tarena and its subsidiaries is remote based on current facts and circumstances.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The equity interests of Beijing Tarena are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of Tarena International. Mr. Han and Mr. Li each holds 68.5% and 0.1% of the total voting rights as of December 31, 2019, respectively, assuming the exercise of all outstanding options held by Mr. Han and Mr. Li as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in Beijing Tarena to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are both Tarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Beijing Tarena, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with Beijing Tarena under the VIE Agreement affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of Beijing Tarena and its subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2018 and 2019 are as follows:

	December 31,
	2018	2019
	RMB	RMB
Cash	1,376	211
Amounts due from Tarena International and its wholly-owned subsidiaries	34,331	39,464
Amounts due from a related party	4	4
Prepaid expenses and other current assets	617	2,269
Total current assets	36,328	41,948
Property and equipment, net	2,652	2,121
Long term investments, net	38,380	48,380
Deferred income tax assets	916	-
Right-of-use assets	-	7,083
Other non-current assets	333	363
Total assets	78,609	99,895

Accounts payable	-	282
Deferred revenue-current	-	51,808
Operating lease liabilities-current	-	2,574
Income taxes payable	3,398	2,049
Accrued expenses and other current liabilities	2,115	17,397
Amounts due to Tarena International and its wholly-owned subsidiaries	89,884	74,991
Amounts due to related parties	-	130
Total current liabilities	95,397	149,231

Deferred revenue-non current	-	215
Operating lease liabilities-non current	-	3,843
Other non-current liabilities	267	122
Total liabilities	95,664	153,411

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (continued)

The financial performance and cash flows of Beijing Tarena and its subsidiaries that were included in the accompanying consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	-	4,232	32,013
Net loss	(11,597)	(16,900)	(37,565)
Net cash (used in) provided by operating activities	(2,996)	1,540	36,902
Net cash used in investing activities	(29,380)	(24,083)	(34,226)
Net cash provided by (used in) financing activities	32,040	23,625	(3,841)

All of the assets of Beijing Tarena and its subsidiaries can be used only to settle obligations of Beijing Tarena and its subsidiaries. None of the assets of Beijing Tarena and its subsidiaries have been pledged or collateralized. The creditors of Beijing Tarena and its subsidiaries do not have recourse to the general credit of Tarena International and its wholly-owned subsidiaries. Assets of Beijing Tarena and its subsidiaries that can be used only to settle obligations of Beijing Tarena and its subsidiaries and liabilities of Beijing Tarena and its subsidiaries for which creditors (or beneficial interest holders) do not have recourse to the general credit of Tarena International and its wholly owned subsidiaries have been presented parenthetically alongside each balance sheet caption on the face of the consolidated balance sheets.

During the periods presented, Tarena International and its wholly-owned subsidiaries provided financial support to Beijing Tarena that it was not previously contractually required to provide in the form of advances. To the extent Beijing Tarena requires financial support, pursuant to the exclusive business cooperation agreements, the WFOE may, at its option and to the extent permitted under the PRC law, provide such support to Beijing Tarena through loans to Beijing Tarena’ nominee equity holders or entrustment loans to Beijing Tarena.

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB 6.9618, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)	Significant concentrations and risks

Revenue concentration

A substantial portion of the Company’s total net revenues are generated from Java, Digital Arts, and K-12 Computer Programming courses. The percentages of the Company’s total net revenues from Java, Digital Arts and K-12 Computer Programming courses are as follows:

	Year Ended December 31,
	2017	2018	2019
Digital Arts	31.5%	28.7%	22.9%
Java	32.0%	18.3%	19.0%
K-12 Computer Programming	2.2%	7.1%	12.8%
Total	65.7%	54.1%	54.7%

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

A substantial portion of the Company’s students financed their tuition fees through the loans offered to them by financial service providers including Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., and Qianchengyi during the 3-year period ended December 31, 2019. The Company expects students financed by these companies to continue to represent a major portion of its total students in the future. The Company believes other companies could provide similar loans to its students on comparable terms. However, negative factors that adversely affect these companies will have a material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

The percentages of the Company’s total net revenues generated from its business operations in Beijing are 13.6%, 13.5% and 13.8% for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The consolidated financial statements include the financial statements of Tarena International, its wholly-owned subsidiaries, VIE in which Tarena International is the primary beneficiary and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Liquidity Condition

For the year ended December 31, 2019, the Company incurred net losses from operations of RMB1,039 million. As of December 31, 2019, the Company had net current liability of RMB1,568 million. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

For the years ended December 31, 2017 and 2018, the Company generated net cash inflows from operating activities amounting to RMB302 million and RMB163 million, respectively; for the year ended December 31, 2019, the Company generated net cash outflow from operating activities amounting to RMB32 million, including the impact of significant cash payment of RMB52 million with respect to a special investigation that has been substantially completed by the end of 2019, which is not a reoccurring item.

As of December 31, 2019, the Company’s deferred revenue amounting to RMB1,586 million and does not represent potential cash outflows in the future but is expected to be recognized in revenues in the end. As of December 31, 2019, as an effect of adopting ASC 842, we recorded and classified operating lease liabilities of RMB242 million as current liabilities while all their relevant right-of-use assets were recorded and classified as non-current assets.

For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level by offering online courses to all students, negotiating for relief or postpone of rentals for this special period of time and seeking for certain credit facilities, implementing comprehensive budget control and operation assessment, implementing enhanced vendor review and selection processes as well as enhancing internal controls on payable management, and creating synergy of the Company’s resources, which has considered the impact of COVID-19 as disclosed in Note 22 to the consolidated financial statements. Given the considerable gross margin ratio in its operations and the balance of deferred revenue mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report.

(c)	Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimated stand-alone selling price under ASC 606, the guarantee liability under ASC Topic 460, the fair values of share-based compensation awards, goodwill impairment and long term investments, the collectability of accounts receivable, the realizability of deferred income tax assets, the accruals for  other contingencies, the useful lives and the recoverability of the carrying amounts of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

The functional currency of Tarena International and Tarena Hong Kong Limited (“Tarena HK”) is the USD. The functional currency of Techarena Canada Inc. is the CAD. The functional currency of Taiwan Tarena Counseling Software Co., Ltd. is the TWD. The functional currency of Tarena International’s PRC subsidiaries, consolidated VIE, and the subsidiaries of the VIE is the RMB. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gains (losses) in the consolidated statements of comprehensive loss.

Assets and liabilities of entities with functional currencies other than RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the reporting period. The resulting foreign currency translation adjustment are recorded in accumulated other comprehensive loss within shareholders’ equity.

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

(f)	Cash, cash equivalents, restricted cash and time deposits

Cash consists of cash in bank and deposits place in third party payment processors of Alipay and Baidu wallet, which are unrestricted as to withdrawal. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased.

Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. Time deposits which mature over one year as of the balance sheet date are included in non-current assets.

Restricted cash is the deposit as collateral for the USD$2 million bank loan with a period of 12 months as of December 31, 2018. The Company has no restricted cash as of December 31, 2019.

Cash, cash equivalents, time deposits and restricted cash maintained at financial institutions consist of the following:

	December 31,
	2018	2019
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	511,866	470,673
US dollar denominated bank deposits with financial institutions in the PRC	131,129	136,640
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	53,148	9,939
HK dollar denominated bank deposits with financial institutions in HK SAR	15	74
RMB denominated bank deposits with a financial institution in HK SAR	147	132
US dollar denominated bank deposits with a financial institution in the U.S.	6,311	135
TWD denominated bank deposits with a financial institution in Taiwan	2,170	24
CAD denominated bank deposits with a financial institution in Canada	-	3,571
Total	704,786	621,188

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR, Taiwan, Canada and the U.S. with acceptable credit rating.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Accounts receivable

Accounts receivable primarily represent tuition fees due from students, universities and colleges and financial service providers. Accounts receivable which are due over one year as of the balance sheet date are presented as non-current assets. The unearned interest on accounts receivable which are due over one year is reported in the consolidated balance sheets as a direct deduction from the principal amount of accounts receivable. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its students, universities and colleges or financial service providers to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the financial condition, the accounts receivables aging and the payment patterns. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

(h)	Property and equipment

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

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

(i)	Goodwill

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Goodwill (continued)

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

If the two-step goodwill impairment test is required, the first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Company performs the annual goodwill impairment assessment using a two-step approach on December 31 and no goodwill impairment was identified as of December 31, 2018 and 2019 (Note 19).

(j)	Long-term investments

•	Equity investments without readily determinable fair values

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	(j)	Long-term investments (continued)

•	Equity method investments

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investment is recognized in the consolidated statements of comprehensive loss; and the Company’s share of post-acquisition movements in equity is recognized in equity in the consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which it has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which it has recorded an equity investment equals or exceeds the Company’s interest in the entity, it does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity investee.

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

(k)	Revenue recognition

The Company adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Revenue recognition (continued)

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Revenue recognition (continued)

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (ASC 606)” with modified retrospective method

Effective January 1, 2018, The Company evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

•	identifying the contract(s) with the customer;
•	identifying the performance obligations in the contract;
•	determining the transaction price;
•	allocating the transaction price to performance obligations in the contract; and
•	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

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

Tuition revenue

The Company provides IT and non-IT related training courses to both adult and K-12. The Company also cooperate with universities and colleges in China to offer joint-major degree programs in accordance with the higher education reform policies of each province. The Company integrates its selected courses into universities and colleges’ standard undergraduate curriculum for students enrolled in such joint-major programs. Students can attend part of the courses in our established on-campus learning sites and part of the courses at the Company’s learning centers.

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Revenue recognition (continued)

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

Contract liability

The Company does not have amounts of contract assets since revenue is recognized as the transferred control of promised services to customers.

The contract liabilities consist of deferred revenue, which represent the Company has received consideration but has not satisfied the related performance obligations. The revenue recognized for years ended December 31, 2018 and 2019 that was previously included in the deferred revenue balances as of January 1, 2018 and December 31, 2018 was RMB295,524 and RMB648,050, respectively.

The Company’s deferred revenue amounted to RMB830,019 and RMB1,585,970 as of December 31, 2018 and 2019, respectively. Starting from second half year 2019, the Company enters into contracts that have an original expected length of more than one year with certain students. The remaining performance obligations of these contracts are as following:

	For the years ended December 31,
	2020	2021	Total
	RMB	RMB	RMB
Revenue expected to be recognized on these contracts	183,329	32,334	215,663

The Company has selected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations in contracts that have an original expected length of one year or less.

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

(l)	Cost of revenues

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Guarantee liabilities

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

(n)	Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were RMB270,790, RMB339,385 and RMB416,814 for the years ended December 31, 2017, 2018 and 2019, respectively.

(o)	Operating lease

The Company adopted Accounting Standards Update (“ASU”) 2016-02 Leases (“ASC 842”) as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Company has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among others things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases; (iii) did not require the Company to reassess initial direct costs for any existing leases.

The Company identifies lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Company recognizes operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the Company’s incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Company’s lease agreements contain renewal options; however, the Company do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Company is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(p)	Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive loss when the grant becomes receivable. Government grants of RMB7,435, RMB2,292 and RMB1,665 were recognized and included in other income (loss) for the years ended December 31, 2017, 2018 and 2019, respectively.

(q)	Research and development expense

Research and development costs are expensed as incurred.

(r)	Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 20.7% to 51.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive loss when the related service is provided. For the years ended December 31, 2017, 2018, and 2019, the costs of the Company’s obligations to the defined contribution plans amounted to RMB84,275, RMB129,455, and RMB143,438, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Income taxes

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

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. For the year ended December 31, 2019, there were no uncertain tax positions and the Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months.

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

(t)	Share based compensation

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Commitments and contingencies

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

(v)	Loss per share

Basic loss per Class A and Class B ordinary share is computed by dividing net loss attributable to Tarena International’s Class A and Class B ordinary shareholders by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss attributable to Tarena International’s Class A and Class B ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities, if any, based on participating rights in undistributed loss.

Diluted loss  per share is calculated by dividing net loss attributable to Tarena International’s Class A and Class B ordinary shareholders as adjusted for the effect of dilutive Class A and Class B ordinary share equivalents, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary share equivalents outstanding during the year. Class A and Class B ordinary share equivalents include the Class A and Class B ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted loss per Class A and Class B ordinary share if the impact is anti-dilutive. If there is a loss from continuing operations, diluted EPS would be computed in the same manner as basic EPS is computed, even if an entity has net income after adjusting for a discontinued operation or an extraordinary item.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Segment reporting

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

(x)	Fair value measurements

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Fair value measurements (continued)

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other current liabilities as of December 31, 2018 and 2019 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2018 and 2019 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits as of December 31, 2018 and 2019 are categorized as Level 2 measurement.

(y)	Recently issued accounting standards

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments affect loans, debt securities, trade receivables, net investments in leases, exposures on guarantee liabilities, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. The standard is effective for the Company from fiscal year 2020. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

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

3	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2018	2019
	RMB	RMB
Accounts receivable:
Gross	69,301	34,634
Unearned interest	(17,243)	(217)

Total accounts receivable	52,058	34,417
Less: allowance for doubtful accounts	-	2,251

Accounts receivable, net	52,058	32,166

The classification of accounts receivable is as follows:

	December 31,
	2018	2019
	RMB	RMB
Accounts receivable – current portion	39,901	31,442
Accounts receivable – non-current portion	12,157	724

Total accounts receivable, net	52,058	32,166

The movements of the allowance for doubtful accounts are as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	-
Additions charged to bad debt expense	-	-	2,251
Write-off of bad debt allowance	-	-	-
Balance at the end of the year	-	-	2,251

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2018	2019
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid rental expenses		50,854	15,290
Interest receivable from time deposits		2,754	2,206
Prepaid deposits	(a)	24,337	26,913
Prepaid advertising expenses		17,967	8,878
Prepaid value-added tax		18,777	28,545
Loans made to employees	(b)	37,586	17,947
Professional fee		10,020	13,859
Inventory		1,774	5,325
Others		7,397	13,576
Total prepaid expenses and other current assets		171,466	132,539

(a)	It mainly included prepaid advertising deposits.

(b)	The Company provides short-term interest-free loans to employees for their purchase of residence or other personal needs.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2018	2019
	RMB	RMB
Office buildings	287,208	285,867
Furniture	49,374	53,223
Office equipment	481,034	474,839
Leasehold improvements	184,687	242,122
Total property and equipment	1,002,303	1,056,051
Less: accumulated depreciation	376,235	479,418
Property and equipment, net	626,068	576,633

The office buildings with a total carrying value of RMB202,743 as of December 31, 2019 have been pledged for the Company’s short-term bank loans (see note 8).

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	85,059	127,850	150,188
Selling and marketing expenses	5,313	11,211	19,303
General and administrative expenses	8,064	16,511	22,314
Research and development expenses	1,461	1,335	733

Total	99,897	156,907	192,538

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

6	LONG-TERM INVESTMENTS, NET

Long-term investments consist of the following:

		December 31,
		2018	2019
		RMB	RMB
Equity investments without readily determinable fair values
A company providing mechanic training	(a)	12,000	12,000
A company providing intelligent robot products	(b)	24,000	24,000
A company providing information sharing IT platform	(c)	22,500	22,500
Other equity investments without readily determinable fair values	(d)	20,880	30,880
Impairment of equity investments without readily determinable fair values		(35,000)	(37,000)
Total equity investments without readily determinable fair values, net		44,380	52,380
Equity method investments
Companies providing hockey program management		2,105	2,223
A company providing Internet product solutions	(e)	13,690	13,694
Impairment of equity method investments		(524)	(524)
Total equity method investments, net		15,271	15,393
Available-for-sale investment	(f)	15,000	15,000
Impairment of available-for-sale investments	(f)	(15,000)	(15,000)
Total available-for-sale investment, net		-	-
Total long-term investments, net		59,651	67,773

(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanic in vehicle maintenance and repair. No impairment loss was recognized as of December 31, 2018 and 2019, and for the years then ended.

(b)	In May 2017, the Company paid RMB24,000 in cash to acquire 6% of the total equity interest in a company, which provides intelligent robot product. Based on the fact that the business conditions of this investee deteriorated , the Company recognized impairment loss of RMB24,000 and nil for the years ended December 31, 2018 and 2019, respectively, and with an impairment balance of RMB 24,000 as of December 31, 2018 and 2019, respectively.

(c)	In July 2017, the Company paid RMB22,500 in cash to acquire 15% of the total equity interest in a company, which provides an information sharing IT platform. No impairment loss was recognized as of December 31, 2018 and 2019, and for the years then ended.

(d)	During the years ended December 31, 2018 and 2019, the Company acquired minority equity interest in several third-party companies. The Company recognized impairment loss of RMB11,000 and RMB2,000 for the years ended December 31, 2018 and 2019, respectively, and with an impairment balance of RMB11,000 and RMB13,000 as of December 31, 2018 and 2019, respectively.

(e)	In January 2018, the Company paid RMB14,000 in cash to acquire 20% of equity interest of a company which provides IT consulting services and programming account for the investment using equity method. No impairment loss was recognized as of December 31, 2018 and 2019, and for the years then ended.

(f)	In October 2016, the Company paid RMB10,000 in cash to acquire 13.9% equity interest in a private company, which provides employment course trainings and recruitment services. As it was found that the investee provided overstated financial statements to the new investors during the private placement in 2017 and lost in a lawsuit sued by one of the shareholders. Accordingly, the Company determined it to be fully impaired in 2017. The Company recognized no impairment loss for the years ended December 31, 2018 and 2019, respectively, and with an impairment balance of RMB 15,000 as of December 31, 2018 and 2019, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

7	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

		December 31,
		2018	2019
		RMB	RMB
Other non-current assets:
Rent and property management deposits		48,434	55,607
Housing loans made to employees	(a)	29,893	25,849
Prepayment for equipment and leasehold improvement		13,089	14,506
Pledge loans to employees	(b)	11,346	10,276
Other loans to employees		7,197	7,421
Others		12,041	7,858
Total other non-current assets		122,000	121,517

(a)	Starting from 2016, the Company began to provide five-year loans with the annual interest rate of 3.325% to the employees, for their purchase of houses.

(b)	Starting from 2016, the Company began to provide five-year loans with the annual interest rate of 5.0% to the employees pledged by their share options. The interest was paid monthly and the principal was repaid upon maturity.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

8	SHORT-TERM BANK LOANS

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

On August 9, 2019, the Company entered into two lines of credit contracts with Bank of Beijing to borrow RMB190,000 in total with validity period on August 8, 2021. The loan bears a fixed interest rate of one-year Loan Prime Rate (“LPR”) plus 1.15% per annum on the date of drawing.

As of December 31, 2019, the Company has drawn RMB 89,162, which will be maturity in 12 months from the drawdown date. The applicable interest rate for the loan is 5.3% per annum. The carrying value of office buildings pledged for the borrowing was RMB202,743.

The interest expenses of the loans were nil, RMB19 and RMB565 for the years ended December 31, 2017, 2018 and 2019, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

9	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2018	2019
	RMB	RMB
Guarantee liability	27,505	10,921
Accrued payroll and employee benefits	128,224	141,955
Payable to a third-party individual	64,515	51,380
Refund liability	35,772	67,625
Payable for advertisement	1,899	40,652
VAT and other tax payables	34,731	11,111
Professional service fee	22,403	28,357
Rental fee	23,808	9,943
Payable for repurchasing of treasury shares	5,058	-
Others	21,513	35,614
Total	365,428	397,558

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10	NET REVENUES

(a)	Net revenues recognized under ASC Topic 605 for the year ended December 31, 2017, and net revenues recognized under ASC Topic 606 for the years ended December 31, 2018 and 2019 consist of the following:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Tuition fee	1,658,981	1,896,642	1,877,242
Certification service fee	50,321	82,376	75,403
Loan referral service fee	33,533	18,096	19,939
Others	2,822	12,444	42,786
Business taxes and surcharges	(11,842)	(13,878)	(11,205)
Total net revenues	1,733,815	1,995,680	2,004,165

Others mainly include franchise fee and miscellaneous revenues.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred at a point in time	83,854	100,472	138,128
Services transferred over time	1,649,961	1,895,208	1,866,037

Total net revenues	1,733,815	1,995,680	2,004,165

(b)	Net revenues recognized under ASC Topic 460 for the years ended December 31, 2017, 2018 and 2019 consist of the following:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Guarantee service	19,880	89,691	47,189

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11	INCOME TAXES

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

One of the Chinese subsidiaries of the Company was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from 2014 in which its taxable income is greater than zero. As a result, its income tax rates for the years ended December 31, 2017, 2018 were 12.5%, 12.5%, respectively. For the year ended December 2019, the tax holiday expired and the income tax rate was 25%.

In 2016, another Chinese subsidiary of the Company was qualified as an eligible software enterprise, and was entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero. As a result, the income tax rate of this Chinese subsidiary for the year ended December 31, 2017 was nil, and for the years ended December 31, 2018 and 2019 was 12.5%.

Certain Tarena International’s subsidiaries and branches in China qualified as “Small Profit Enterprises” in 2017 and 2018, and therefore are subject to the preferential income tax rate of 20% followed by a 50% exemption. From January 1, 2019 to December 31, 2021, the first RMB 1 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 75% exemption, while the remaining assessable profit before tax are subject to the tax rate of 20% followed by a 50% exemption.

In 2017, one of the Chinese subsidiaries of the Company was established and qualified to be entitled to a tax holiday until end of year 2020. As a result, the income tax rate of this Chinese subsidiary for the years ended December 31, 2018 and 2019 was nil.

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

Since the Company wound up some PRC subsidiaries for the year ended December 31, 2019, deferred tax assets consisting mainly of net operating loss carryforwards will no longer be utilizable in the future due to their cancellation. As a result, these deferred tax assets along with related valuation allowance provided from prior years were written off by the management as of December 31, 2019.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11	INCOME TAXES (CONTINUED)

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
PRC	104,307	(467,953)	(986,464)
Hong Kong	(2,415)	(2,031)	(876)
Cayman Islands	(76,649)	(126,887)	(87,470)
Taiwan	-	(166)	(2,292)
Canada	-	(27)	(3,335)
Total income (loss) before income taxes	25,243	(597,064)	(1,080,437)

Income tax (expense) benefit consists of the following:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current income tax expense	(26,561)	(16,058)	(4,478)
Withholding tax expense	-	(25,672)	-
Deferred income tax benefit	1,171	46,595	46,037
Total	(25,390)	4,865	41,559

The actual income tax expense reported in the consolidated statements of comprehensive loss for each of the years ended December 31, 2017, 2018 and 2019 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2017	2018	2019
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Impact of different tax rates in other jurisdictions	76.7%	(5.3)%	(2.1)%
Research and development bonus deduction	(34.7)%	1.4%	0.8%
Non-deductible expenses	62.7%	(1.4)%	(1.3)%
Preferential tax rates	(199.9)%	(0.3)%	(10.8)%
Change of tax rates	0.0%	0.0%	(2.2)%
Change in valuation allowance	170.8%	(14.3)%	(5.6)%
Withholding tax	-	(4.3)%	-
Actual income tax expense	100.6%	0.8%	3.8%

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11	INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

	December 31,
	2018	2019
	RMB	RMB
Non-current deferred income tax assets:
Impairment of long-term investments	8,850	11,750
Tax loss carry forwards	157,264	209,716
Advertising expense	53,019	15,232
Others	4,162	2,268
Total non-current deferred income tax assets	223,295	238,966
Valuation allowance	(169,543)	(139,177)
Non-current deferred income tax assets, net	53,752	99,789

Non-current deferred income tax liabilities:
Valuation appreciation of intangible assets	2,283	1,701
Non-current deferred income tax liabilities*	2,283	1,701

*non-current deferred income tax liabilities are combined in other non-current liabilities.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	37,521	72,271	169,543
Additions of valuation allowance	38,976	97,776	63,309
Reduction of valuation allowance	(4,226)	(504)	(2,553)
Change of tax rate	-	-	(71,090)
Change of decrease related to subsidiary disposals and expiration	-	-	(20,032)

Balance at the end of the year	72,271	169,543	139,177

The valuation allowance as of December 31, 2018 and 2019 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries, consolidated VIE, and the subsidiaries of the VIE, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2019, the Company had tax losses carryforwards of RMB1,649,427, including which from Hong Kong subsidiary of RMB11,768 and does not have an expiring date. Tax losses of RMB5,830, RMB12,481, RMB78,428, RMB465,479, and RMB 1,075,441 will expire, if unused, by 2020, 2021, 2022, 2023, and 2024, respectively.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. For the year ended December 31, 2018, the Company distributed dividends to Tarena HK and paid a withholding income tax at the amount of RMB25,672, and the Company did not distribute any dividend for the year ended December 31, 2019.

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

12	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(1)	Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”), a company wholly owned by Mr. Han Shao Yun (“Mr. Han”), the founder, chairman of our board of directors and former chief executive officer of the Company.

(2)	Xi'an Beilin District Bolton vocational skill training school (“Bolton School”), a company controlled by Mr. Han’s brother-in-law.

(3)	Ningxia Tarena Technology Co., Ltd (“Ningxia Company”), a company wholly owned by Ms. Han Liping, a sister of Mr. Han.

(4)	Ms. Han Lijuan, a sister of Mr. Han.

(5)

Connion Capital Limited is a company ultimately owned by our chairman, Mr. Han through a trust. In 2018, the Company wired funds to and shortly received same funds back from Connion Capital Limited in five separate occasions with each no more than US$1 million in order for the Company to maintain the requisite minimum level of activity in its bank account. No amount was due from Connion Capital Limited as of December 31, 2018 and 2019, respectively.

(6)	Beijing Huimoer Technology Co., Ltd (“Beijing Huimoer”), a company provides IT consulting services and programming, which is 20% owned by the Company in January 2018.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12	RELATED PARTY TRANSACTIONS (CONTINUED)

The Company had the following balances and transactions with related parties:

Related party balances

		December 31,
		2018	2019
		RMB	RMB
Amounts due from related parties
Chuanbang	(i)	9,938	9,938
Ms. Han Lijuan	(ii)	-	6,512
Others		-	42
Total		9,938	16,492

Amount due from a related party - non-current
Ms. Han Lijuan	(ii)	6,500	-

Notes:

(i) The balance resulted from the service fee to Chuanbang for providing cash collection service.

(ii) The balance represented a long-term loan to Ms. Han Lijuan and upon the Company’s request to avoid any risk of possible violation of Sarbanes-Oxley Act, all of the balance was repaid to the Company on April 2, 2020.

Related party transactions

The major related party transactions for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

		Year Ended December 31,
		2017	2018	2019
		RMB	RMB	RMB
Cash collection service expense to Chuanbang	(a)	3,230	3,489	790
Franchise and training service income from Bolton School		1,114	529	1,379
Franchise, training and consulting service income from Ningxia Company		520	493	143
Training service expense to Bolton School		1,064	798	1,112
Technical consulting service expenses to Beijing Huimoer		-	75	1,333
Interest income from loan to Ms. Han Lijuan		325	325	325

Notes:

(a)	Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 2%~20% of the amount collected.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13	ORDINARY SHARES AND STATUTORY RESERVE

(a)	Treasury shares

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

No ordinary shares were repurchased for the year ended December 31, 2019.

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

For the years ended December 31, 2017, 2018 and 2019, the PRC Entities made appropriations to the statutory reserves of RMB29,734, RMB12,943 and RMB313, respectively. As of December 31, 2018 and 2019, the accumulated balance of the statutory reserves was RMB153,208 and RMB153,521, respectively.

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

The balances of restricted net assets as of December 31, 2018 and 2019 were RMB1,375,685 and RMB1,438,505 respectively. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

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

No cash dividend was declared for the year ended December 31, 2019.

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

During the year ended December 31, 2019, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 1,028,728 ordinary shares of Tarena International at exercise prices ranging from US$0.89 to US$1.00 per share. These options vest over a period ranging between 0.25 year and 5 year. The contractual term of options ranges from 9 to 10 years.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

A summary of share options activity for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at December 31, 2016	4,328,375	1.88	5.84	56,743
Granted	682,435	0.88
Exercised	(1,898,391)	1.74
Forfeited	(98,067)	3.30
Expired	—	—
Outstanding at December 31, 2017	3,014,352	1.70	5.83	40,031
Granted	1,085,094	0.84
Exercised	(615,746)	0.72
Forfeited	(86,903)	1.49
Expired	—	—
Outstanding at December 31, 2018	3,396,797	1.61	6.47	15,919
Granted	1,028,728	0.10
Exercised	(753,936)	0.64
Forfeited	(235,225)	0.63
Expired	—	—
Outstanding at December 31, 2019	3,436,364	1.43	5.99	1,815
Vested and expected to vest as of December 31, 2019	3,101,633	1.46	5.76	1,663
Exercisable as of December 31, 2019	3,224,733	1.40	5.92	2,518

The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 were RMB169,944, RMB22,710 and RMB7,936, respectively.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Expected volatility	63.7%-67.8%	53.52%-55.70%	52.05%-59.74%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.0	2.2-2.8	2.2-2.8
Risk-free interest rate per annum	2.88%-3.22%	2.54%-3.23%	1.58%-2.89%
The fair value of underlying ordinary shares (per share)	US$14.27-US$19.03	US$6.97-US$14.99	US$0.59-US$6.48

The expected volatility was based on the historical volatilities of the Company and comparable publicly traded companies engaged in the similar industry.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14	SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

No income tax benefit was recognized in the consolidated statements of comprehensive loss as the share-based compensation expense was not tax deductible.

The fair values of the options granted for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Weighted average grant date fair value of option per share	15.99	12.35	4.84
Aggregate grant date fair value of options	10,915	13,402	4,980

As of December 31, 2019, there was approximately RMB23,085 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.12 years.

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

On January 1, 2019, the board of directors of Tarena International approved the grant of 136,581 shares to employees, of which 135,381 non-vested shares shall vest in a five-year period, and 1,200 shares shall vest immediately on the grant date. On April 3, 2019, the board of directors of Tarena International approved the grant of 41,666 non-vested shares to 1 independent director, 1 director and executive officer and 2 former independent directors, of which the vest period is one year. On August 13, 2019, the board of directors of Tarena International approved the grant of 47,380 non-vested shares to employees, of which the vest period is five years.

A summary of the non-vested shares activity under the 2014 Share Plan for the years ended December 31, 2017, 2018, 2019 is summarized as follows:

	Number of Non-vested Shares	Weighted Average Grant Date Fair Value
		US$
Outstanding as of December 31, 2016	10,000	10.82
Granted	129,835	14.93
Vested	(17,367)	14.08
Forfeited	(15,701)	14.47
Outstanding as of December 31, 2017	106,767	14.75
Granted	211,977	11.20
Vested	(16,557)	14.22
Forfeited	(22,541)	12.39
Outstanding as of December 31, 2018	279,646	12.28
Granted	225,627	5.12
Vested	(80,020)	8.53
Forfeited	(60,475)	8.01
Outstanding as of December 31, 2019	364,778	9.39

As of December 31, 2019, there was approximately RMB25,609 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 4.2 years. The total fair value of shares vested during the years ended December 31, 2017, 2018 and 2019 was RMB1,652, RMB1,557 and RMB4,707, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

15	LOSS PER SHARE

Basic and diluted loss per share is calculated as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net loss attributable to Class A and Class B ordinary shareholders	(147)	(590,174)	(1,036,086)
Net loss for basic and diluted earnings per share	(147)	(590,174)	(1,036,086)
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	56,849,332	54,929,910	53,386,075
Dilutive effect of outstanding share options	—	—	—
Denominator for diluted loss per share	56,849,332	54,929,910	53,386,075
Basic loss per Class A and Class B ordinary share	(0.00)	(10.74)	(19.41)
Diluted loss per Class A and Class B ordinary share	(0.00)	(10.74)	(19.41)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16	LEASES

The Company’s leases consist of operating leases for learning centers and office spaces in different cities in the PRC. The Company reviews all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. As of December 31, 2019, the Company had no long-term leases that were classified as a financing lease, and the Company’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

The components of rental expense for the year ended December 31, 2019 consist as follows:

Year Ended December 31, 2019
RMB
Short-term rental expense	93,548
Operating lease expense excluding short-term rental expense	218,314

Other information related to operating leases is as follows:

Year Ended December 31, 2019
RMB
Cash paid for amounts included in the measurement of lease liabilities	314,300
Non-cash right-of-use assets in exchange for new lease liabilities	432,898
Weighted average remaining lease term	3.74
Weighted average discount rate	5.86%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2019.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2019.

As of December 31, 2019, maturities of lease liabilities were as follows:

RMB
Year ending December 31,
2020	287,155
2021	250,864
2022	185,389
2023	116,938
2024	53,306
2025 and thereafter	22,891
Total lease payments	916,543
Less: imputed interest	166,023
Total	750,520
Less: current portion	241,710
Non-current portion	508,810

Gross rental expenses incurred under operating leases were RMB178,802, RMB262,440 and RMB311,862 for the years ended December 31, 2017, 2018, and 2019, respectively. Sublease rental income of RMB630, RMB1,533, and RMB1,587 for the years ended December 31, 2017, 2018, and 2019, respectively, were recognized as reductions of gross rental expenses.

17	CONTINGENCIES

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

18	BUSINESS COMBINATION

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

The excess of the purchase price over the tangible assets and identifiable intangible assets acquired reduced by liabilities assumed was initially recorded as goodwill and the goodwill is not deductible for tax purposes. The amount of goodwill resulted from the acquisition was RMB49,417 as of March 1, 2018. The acquired identifiable intangible assets were valued using discounted cash flow method. The goodwill acquired resulted primarily from the Company’s expected synergies from the integration of businesses acquired into the Company’s existing K-12 programs.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

19	GOODWILL

Goodwill consists of the following:

	December, 31
	2018	2019
	RMB	RMB
Beginning balance	3,365	52,782
Acquisition	49,417	-
Ending balance	52,782	52,782

There was no goodwill impairment for the years ended December 31, 2018 and 2019.

20	SEGMENT INFORMATION

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

It is not practicable to restate the information for year ended December 31, 2017 due to that the Kid Training business was launched by the end of 2015 and the company’s internal operation structure, personnel structure and financial reporting structure was not setup to support the segments separately until early 2018, therefore the management determines that it applies to the practicality exception and does not present the numbers of year ended December 31, 2017.

Revenues, cost of revenues, and gross profit by segment for the years ended December 31, 2018 and 2019 were as follows.

	Year Ended December 31, 2019
	Adult Training	Kid Training	Total
	RMB	RMB	RMB
Revenue	1,527,185	524,169	2,051,354
Cost	(627,765)	(546,069)	(1,173,834)
Gross profit (loss)	899,420	(21,900)	877,520

	Year Ended December 31, 2018
	Adult Training	Kid Training	Total
	RMB	RMB	RMB
Revenue	1,915,446	169,925	2,085,371
Cost	(690,252)	(228,297)	(918,549)
Gross profit (loss)	1,225,194	(58,372)	1,166,822

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

21	PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets
	December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	25,507	7,599	1,092
Prepaid expenses and other current assets	696	259	37

Total current assets	26,203	7,858	1,129
Investments in subsidiaries	137,986	-	-
Amount due from subsidiaries	429,017	-	-

Total assets	593,206	7,858	1,129

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	13,726	-	-
Accrued expenses and other current liabilities (1)	6,862	8,132	1,169
Total current liabilities	20,588	8,132	1,169

Total liabilities	20,588	8,132	1,169

Commitments and contingencies	-	-	-

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 52,972,578 and 53,806,534 shares issued, 45,873,437 and 46,707,393 shares outstanding as of December 31, 2018 and 2019, respectively)	331	337	48
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	74	74	11
Treasury shares (7,099,141 class A ordinary shares as of December 31, 2018 and 2019, at cost)	(457,169)	(457,169)	(65,668)
Additional paid-in capital	1,222,072	1,284,573	184,517
Accumulated other comprehensive income	50,472	51,386	7,381
Accumulated deficit	(243,162)	(879,475)	(126,329)

Total shareholders’ equity (deficit)	572,618	(274)	(40)

Total liabilities and shareholders’ equity	593,206	7,858	1,129

(1)	Mainly related to repurchase of treasury shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

21	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive Loss

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Selling and marketing expenses	-	(403)	-	-
General and administrative expenses	(5,218)	(5,536)	(29,011)	(4,167)
Operating loss	(5,218)	(5,939)	(29,011)	(4,167)
Equity in loss of subsidiaries	(913)	(589,564)	(608,015)	(87,336)
Foreign currency exchange (loss) gains	(421)	341	115	17
Interest income (expense)	2,327	413	(67)	(10)
Other income	4,078	2,550	665	96
Loss before income taxes	(147)	(592,199)	(636,313)	(91,400)
Income tax expense	-	-	-	-
Net loss	(147)	(592,199)	(636,313)	(91,400)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income tax	(13,832)	11,100	914	131
Unrealized holding gains on available for sale securities, net of RMB2,818, nil and nil income taxes for the year 2017, 2018 and 2019, respectively	11,496	-	-	-
Reclassification adjustment for gains on available for sale securities realized in net income, net of RMB2,818, nil and nil income taxes for year 2017, 2018 and 2019	(11,496)	-	-	-
Other-than-temporary impairment loss recognized in other comprehensive loss (before tax)	(5,000)	-	-	-
Comprehensive loss	(18,979)	(581,099)	(635,399)	(91,269)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts in thousands of RMB and US$,

except for number of shares and per share data)

21	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating activities:
Net cash (used in) provided by operating activities	(17,595)	165,098	(3,249)	(466)
Investing activities:				-
Purchase of time deposits	(196,771)	-	-	-
Proceeds from maturity of time deposits	363,533	63,452	-	-
Foreign currency exchange losses	10,691	1,890	-	-
Net cash provided by investing activities	177,453	65,342	-	-
Financing activities:
Proceeds from bank loan	-	13,229	-	-
Issuance of Class A ordinary shares in connection with exercise of share options	22,254	2,951	3,335	479
Payment of dividends	(63,087)	(42,955)	-	-
Repayment of bank borrowings	-	-	(13,792)	(1,981)
Repurchase of treasury shares	(143,389)	(196,957)	(5,058)	(727)
Net cash used in financing activities	(184,222)	(223,732)	(15,515)	(2,229)
Changes in cash and cash equivalents	(24,364)	6,708	(18,764)	(2,695)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,748)	1,141	856	123
Net (decrease) increase in cash and cash equivalents	(26,112)	7,849	(17,908)	(2,572)
Cash and cash equivalents at beginning of year	43,770	17,658	25,507	3,664
Cash and cash equivalents at end of year	17,658	25,507	7,599	1,092
Non-cash financing activities:
Payable for repurchase of treasury shares	17,953	5,109	-	-

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

The Company has not identified any other events with material financial impact on the Company’s consolidated financial statements.