Form 20-F
period 2020-12-31
Tarena International, Inc.
filed 2021-04-13
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

Chaoyang District, Beijing 100011,

People’s Republic of China

Telephone: +86 139 0119 2404

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each	TEDU	The NASDAQ Stock Market LLC
representing one Class A ordinary share,		(The NASDAQ Global Select Market)
par value US$0.001 per share
Class A ordinary shares,		The NASDAQ Stock Market LLC
par value US$0.001 per share		(The NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2020, there were 55,552,443 ordinary shares outstanding, par value $0.001 per share, being the sum of 48,346,384 Class A ordinary shares (excluding 7,099,141 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ◻
Non-accelerated filer ⌧	Emerging growth company ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been audited by Marcum Bernstein & Pinchuk LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). As previously disclosed in the Explanatory Note to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 24, 2020, our consolidated financial statements for the years ended December 31, 2014, 2015, 2016 and 2017 have been restated. Our previously issued consolidated financial statements (and the related audit opinion) included in our annual reports on Form 20-F for the years ended December 31, 2016 and 2017 should not be relied upon. The restatement of our financial statements (the “Restatement”) as of and for the years ended December 31, 2014, 2015, 2016 and 2017 has resulted in certain changes to the Company’s consolidated financial statements previously issued.

We have not amended, and we do not intend to amend, our previously filed annual reports on Form 20-F or our quarterly financial statements attached as exhibits to our current reports on Form 6-K previously furnished to the United States Securities and Exchange Commission (the “SEC”). The financial information included in reports previously filed or furnished by us in the years from 2016 to 2019 is superseded by the applicable information in this annual report.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our company,” “our” and “Tarena” refer to Tarena International, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations, risk factors and financial results, also include our variable interest entity;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;
●	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
●	“K-12” refers to the year before the first grade through the last year of high school;
●	“IT” refers to information technology;
●	“STEAM education” refers to science, technology, engineering, arts, and mathematics education;
●	“student enrollments” for a certain period refers to, for adult education, the total number of courses enrolled in by students during that period, including multiple courses enrolled in by the same student; for K-12 education, the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period;
●	“variable interest entity”, or “VIE,” refers to Beijing Tarena Jinqiao Technology Co., Ltd., which is a domestic PRC company in which we do not have any equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and Tarena International, Inc. is the primary beneficiary of, such company. As the context may require, “variable interest entities” or “VIEs” may also include Shanghai Tarena Software Technology Co., Ltd., which used to be a variable interest entity consolidated by us but was wound up in December 2016; and
●	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.5250 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020 (except the cash dividend which is translated at the rate on the exercise date).

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our expectations regarding demand for and market acceptance of our courses;
●	our ability to retain and increase our course and student enrollments;
●	our ability to maintain and increase the utilization rate of our learning centers;
●	our ability to offer new courses in existing and new subject areas;
●	our ability to replicate the success and growth of our adult education services to the K-12 education market;
●	our ability to maintain and increase the tuition fees of our courses;
●	our ability to deepen and expand our corporate employer relationships;
●	our ability to maintain our relationships with universities and colleges;
●	our future business development, results of operations and financial condition;
●	the expected growth of, and trends in, the markets for our services in China;
●	relevant government policies and regulations relating to our corporate structure, business and industry;
●	the potential impact of the COVID-19 to our business operation and the economy in China and elsewhere generally; and
●	assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income data (other than ADS data) for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data (other than ADS data) for the year ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements which are not included in this annual report. The following selected consolidated balance sheet data as of December 31, 2016 has been derived from our unaudited consolidated financial statements which are not included in this annual report and has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the year presented. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	USD

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	1,520,035	1,753,695	2,085,371	2,051,354	1,897,883	290,863
Cost of revenues(1)	(443,467)	(592,946)	(918,549)	(1,173,834)	(1,066,842)	(163,501)
Gross profit	1,076,568	1,160,749	1,166,822	877,520	831,041	127,362
Selling and marketing expenses(1)	(524,077)	(707,157)	(1,047,632)	(1,119,698)	(906,337)	(138,902)
General and administrative expenses(1)	(264,445)	(354,832)	(546,568)	(723,306)	(630,618)	(96,646)
Research and development expenses(1)	(65,594)	(100,032)	(167,254)	(132,672)	(100,466)	(15,397)
Operating income/(loss)	222,452	(1,272)	(594,632)	(1,098,156)	(806,380)	(123,583)
Interest income	25,065	16,097	26,200	15,859	(199)	(30)
Other income (loss)	15,960	16,702	(33,583)	(246)	5,201	797
Loss on foreign currency forward contract	(12,898)	—	—	—	—	—
Foreign currency exchange gains (loss)	3,760	(6,284)	4,951	1,614	(4,849)	(743)
Income/(loss) before income taxes	254,339	25,243	(597,064)	(1,080,437)	(806,227)	(123,559)
Net income/(loss)	226,120	(147)	(592,199)	(1,038,878)	(771,193)	(118,190)
Net income/(loss) attributable to Class A and Class B ordinary shareholders	226,120	(147)	(590,174)	(1,036,086)	(766,643)	(117,493)
Cash dividend declared per share(2)	0.98	1.10	0.76	—	—	—
Weighted average number of class A and class B ordinary shares outstanding(3):
Basic	55,540,670	56,849,332	54,929,910	53,386,075	54,341,213	54,341,213
Diluted	59,005,261	56,849,332	54,929,910	53,386,075	54,341,213	54,341,213
Earnings/(loss) per Class A ordinary share, and per Class B ordinary share(4)
Basic	4.07	0	(10.74)	(19.41)	(14.11)	(2.16)
Diluted	3.83	0	(10.74)	(19.41)	(14.11)	(2.16)
Earnings/(loss) per ADS(5)
Basic	4.07	0	(10.74)	(19.41)	(14.11)	(2.16)
Diluted	3.83	0	(10.74)	(19.41)	(14.11)	(2.16)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	USD

	(in thousands)
Cost of revenues	4,124	1,285	2,265	983	379	58
Sales and marketing expenses	5,496	4,863	8,866	6,502	1,842	282
General and administrative expenses	51,154	60,491	84,645	36,719	26,242	4,022
Research and development expenses	7,050	10,776	28,477	14,968	7,783	1,193

(2)	On March 7, 2016, our board of directors approved for us to declare a cash dividend of RMB0.98 (US$0.15) per ordinary share to shareholders as of the close of trading on April 6, 2016. On February 28, 2017, our board of directors approved for us to declare a cash dividend of RMB1.10 (US$0.16) per ordinary share to shareholders as of the close of trading on March 27, 2017. On March 6, 2018, our board of directors approved for us to declare a cash dividend of RMB0.76 (US$0.12) per ordinary share to shareholders as of the close of business on April 5, 2018.
(3)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 15 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.
(4)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted earnings per Class A ordinary share and Class B ordinary share are the same for all the periods presented.
(5)	Each ADS represents one Class A ordinary share.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	USD
	(Unaudited)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	810,672	686,691	530,984	537,701	320,179	49,070
Time deposits, including non-current portion	475,391	433,041	159,102	83,487	6,257	959
Restricted cash	—	—	14,700	—	38,369	5,880
Accounts receivable, net of allowance for doubtful accounts	18,315	51,643	39,901	31,442	32,790	5,025
Property and equipment, net	427,001	502,339	626,068	576,633	464,490	71,186
Long-term investments	41,760	77,170	59,651	67,773	67,592	10,359
Total assets	1,974,010	2,018,427	1,878,047	2,512,020	1,959,249	300,267
Deferred revenue, including non-current portion	328,782	352,260	830,019	1,585,970	1,998,198	306,237
Total liabilities	560,762	748,918	1,306,404	2,915,084	3,098,518	474,869
Total equity (deficit) attributable to the shareholders of Tarena International, Inc.	1,413,248	1,269,509	572,618	(400,047)	(1,132,002)	(173,488)
Total equity (deficit)	1,413,248	1,269,509	571,643	(403,064)	(1,139,269)	(174,602)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Audit Committee Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

We completed an audit committee investigation in the past, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees, including certain executive officers.

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

We identified material weaknesses in our internal control over financial reporting for 2019. Even though we have undertaken remedial steps to address the material weaknesses in our internal control over financial reporting and did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2020, our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected, if we fail to maintain effective internal control over financial reporting in the future.

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

During 2020, we have undertaken the remedial steps to address the material weaknesses in our internal control over financial reporting as set forth under “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting—Management’s Plan for Remediation of Material Weaknesses.”  Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020. Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2020.

Even though we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2020. Our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected, if we fail to maintain effective internal control over financial reporting in the future.

Risks Relating to Our Business

We incurred net losses in 2017, 2018, 2019 and 2020, and we may incur net losses again in the future.

While we have achieved positive net income between 2014 and 2016, we incurred net loss of RMB147 thousand, RMB592.2 million, RMB1,038.9 million and RMB771.2 million (US$118.2 million) in 2017, 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to generate net profits again in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our selling and marketing expenses, as a percentage of our net revenues. We intend to continue to invest in our branding and marketing activities to attract new students, improve our online learning modules to enhance student experience. We cannot assure you that we will be successful in these efforts, and we may continue to incur net losses for period of time in the future.

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

We rely on K-12 computer programming, digital arts, K-12 robotics programming and java courses for a major part of our total net revenues, and a decrease in the popularity and usage of K-12 computer programming, digital arts, K-12 robotics programming and java courses would have a material adverse effect on our business and results of operations.

A major part of our total net revenues is generated from the K-12 computer programming, digital arts, K-12 robotics programming courses and java courses. In 2020, K-12 computer programming, digital arts, K-12 robotics programming and java courses contributed to 20.6%, 16.8%, 15.7% and 13.8% of our total net revenues, respectively. The historical rapid growth of our business has been driven by the popularity and usage of Java technology and Adobe design, and we expect net revenues from these courses to continue to represent a substantial portion of our total net revenues in the near future. We believe our reliance on Java and digital art courses is mainly attributable to the wide adoption and popularity of Java technology and Adobe design. However, whether Java as a programming language or Adobe design technology as a digital art tool can maintain their popularity is beyond our control. Meanwhile, K-12 computer programming courses are increasingly popular and contribute to an increasing percentage of our net revenues. Any factor that materially and adversely affects student enrollment in our digital arts, Java or K-12 computer programming courses and K-12 robotics programming, such as a decrease in the popularity and usage of Adobe design, Java technology or K-12 computer programming would have a material adverse effect on business and our results of operations.

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

Our business, financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 outbreak.

The outbreak of COVID-19 has spread rapidly to many parts of the world. Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting certain travels, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others.

The COVID-19 pandemic has adversely affected many of our business activities, including delivering lectures at our learning centers, recruiting students and conducting our day-to-day business in 2020. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China have underwent temporary yet prolonged closure from February 2020 to May 2020. Although we have arranged online webcasts for our students to study at home, which covered most of our adult students and K-12 students, we may not be able to achieve the same effectiveness and service quality without the disciplined and focused learning environment at our learning centers. Many of the quarantine measures within China have since been relaxed as of the date of this annual report, and we have gradually opened our learning centers and resumed our offline classes. However, our learning centers may be ordered to suspend classes and cancel offline activities again if China fails to fully contain COVID-19 or suffers a COVID-19 relapse.

In addition, we have experienced difficulty in recruiting students as we are unable to host regular seminars, information sessions and preparatory training camps for prospective students at our learning centers as usual as well as conducting other offline sales and marketing activities due to the general restrictions on travel and outdoor activities. We have arranged for online recruiting activities, such as conducting online promotional courses, but the effectiveness of such efforts is uncertain. Our ability to recruit students directly from cooperative universities and colleges is also negatively impacted as most universities and colleges have been closed in the first half of 2020. Even though most universities and colleges reopened in the second half of 2020, our ability to recruit students may not quickly or fully recover, or at all. The outbreak of COVID-19 in China also caused temporary closures of many of our offices, adjustment of operation hours and work-from-home arrangements in our Beijing headquarters and other offices in China during the first half of 2020.

The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain and will depend on a number of factors, including the duration and severity of COVID-19, possibility of new waves in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in consumer behavior due to the prolonged impact of COVID-19, the actions taken by government authorities to contain the outbreak and stimulate the economy to improve business condition, all of which are beyond our control. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

We may not be able to maintain our high job placement rate for our adult students, which could harm our ability to attract student enrollments.

We gather data on post-course job placement rates by conducting surveys of our adult graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the annual average six-month post-course job placement rate by averaging the rate of each month. Our average six-month post-course job placement rate for each of 2018, 2019 and 2020 was about 90%. When calculating such job placement rates for 2018, 2019 and 2020, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2017 and 2018 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2017, 2018 and 2019, 86%, 88% and 96% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2017, 2018 and 2019 who later successfully graduated from our programs with graduation certificates awarded, 76%, 75% and 65% of such students, respectively, were deemed to be job-seeking students.

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

Our K-12 education programs may not be successful due to our limited experience in providing education services to minors.

In December 2015, we launched our K-12 education programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for K-12 students. In March 2016, we rolled out another K-12 education program to offer K-12 robotics programming courses. In 2017, we continued to roll out a new K-12 education course in coding mathematics to further diversify our course offerings in K-12 education. In 2018 and 2019, our computer coding and robotics programming courses were popular among our K-12 students and the revenues from K-12 computer programming courses exceeded 10% of our total revenues in 2019. In 2020, we launched Creative Programming Starter course which gained popularity among our K-12 students. Our K-12 education programs target students aged between three and eighteen, and are the most important part of our efforts to enter into the K-12 STEAM education market. As we have been primarily engaging in adult education programs since our inception, we have limited experience in providing education programs to minors, who have distinct learning preference and mentality as compared to adult students and require tailored courses and dedicated class management.

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

Because our student enrollment of our professional education courses may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions, our business and prospects may be affected by economic conditions in China or globally. In addition, for our K-12 education programs, our student enrollment may depend on the disposable income and willingness to spend of the parents. The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, the exit of the United Kingdom from the European Union, and the impact of COVID-19 in 2020. It is unclear whether the Chinese economy will resume its high growth rate. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2020, China’s gross domestic product grew at a rate of 2.3%. There have also been concerns about the territorial disputes involving China in Asia and the economic effects, as well as the relationship between China and the U.S., including those resulting from the ongoing trade dispute between the two countries. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels, or if the macroeconomic environment deteriorates, parents will continue to spend on STEAM education for their children. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for education services, which could materially and adversely affect our financial condition and results of operations.

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

Our growth strategies include growing our student enrollments for existing courses, expanding our course offerings, further enhancing the quality of our education services and expanding our corporate employer network. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

●	we may fail to market our courses in new markets or promote new courses in existing markets effectively;
●	we may not be able to replicate our successful business model in other geographic markets or in new course subject areas;
●	we may fail to identify new cities with sufficient growth potential to expand our network;
●	we may not be able to replicate the success and growth of our adult education services to the K-12 education market;
●	we may not be able to recruit and retain learning center managers, teaching assistants and other key personnel;
●	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;
●	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities;
●	we may not be able to continue to update our existing courses or offer new courses to adapt to changing market demand and technological advances; and
●	we may fail to achieve the benefits we expect from our expansion.

If we fail to execute our growth strategies successfully, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

We may not be able to manage our business expansion effectively, which could harm our financial condition and results of operations.

We plan to continue to expand our operations in different geographic areas as we address the growth of our customer base and market opportunities. We closed 54 non-performing learning centers for professional education services and opened 4 new centers in 2019. We closed 26 such non-performing learning centers and did not open any new centers in 2020. There were 130 and 104 learning centers for professional education services as of December 31, 2019 and 2020, respectively. We also significantly increased the number of our learning centers exclusively for K-12 education programs from 30 as of December 31, 2017 to 148 as of December 31, 2018, to 217 as of December 31, 2019 and further to 236 as of December 31, 2020. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

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

We use both ways discussed above to establish our learning centers. As of December 31, 2020, we had a total of 340 learning centers, of which 49 were managed by schools and 291 were managed by our subsidiaries. Among the learning centers operated by our subsidiaries, 118 have neither professional education services nor education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers as of December 31, 2020, and these learning centers in the aggregate accounted for 27% of our student enrollments in 2020. We were not able to include professional education services in these companies’ authorized business scope mainly because the relevant local branch of SAMR have formulated general local policies prohibiting the inclusion of “professional education services” or similar services in the business scope of any entity. In addition, 59 learning centers operated by our subsidiaries only have “education information related consultation” rather than “professional education services” in their respective authorized scopes of business, and these learning centers in the aggregate accounted for 18.6% of our student enrollments in 2020. The difference between “educational services” and “education information related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the relevant local branch of the SAMR to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar services. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation. We have been fined once for RMB50,000 for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of December 31, 2020, 18 of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 to RMB50,000, confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These 18 learning centers in the aggregate accounted for 4.8% of our total student enrollments in 2020. As of the date of this annual report, all of our 46 schools have the school permit, among which 2 schools need to apply for updating their principal’s information. Separately, as of December 31, 2020, we have set up 15 schools registered as schools requiring “reasonable returns” provided in the Private Education Law. We are informed by the local human resources and social security authorities in some cities in China that they have stopped issuing new school permits temporarily before any detailed implementing rules being officially issued.

On August 10, 2018, the Ministry of Justice published the draft submitted for approval of the Amendment to the Regulations on the Implementation of the Private Education Promotion Law of the PRC, or the Draft Amendment to Private Education Promotion Regulations, to seek public comments. According to the Draft Amendment to Private Education Promotion Regulations, the private training institutions which provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, as well as activities targeting at the cultural education for adults and non-degree continuing education are allowed to be registered as a legal person directly. The private training institutions which provide training for professional qualifications or skills shall obtain a school permit issued by the human resources and social security authorities and make filing with the education authorities. If such institutions use the internet technology to conduct training for professional qualifications or skills, they shall obtain the corresponding internet operating permit and make filing with the human resources and social security authorities at the provincial level where the institution is domiciled. However, it is uncertain when the Draft Amendment to Private Education Promotion Regulations would be signed into law and whether the final version would have any substantial changes. During such transitional period between the promulgation of the Amendment to the Private Education Law and the issuance of the relevant detailed rules by national and the local government authorities, the above uncertainties and local policies and practices have created certain obstacles for us to comply with all applicable rules and regulations for all of our local operations. We have been fined once for RMB155,000 for providing professional training without school permit. We may be subject to material fines or other penalties in relation to any non-compliance with licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

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

Our K-12 education programs were launched in December 2015, which include IT training courses and non-IT training courses, were operated through our 236 learning centers in 53 cities in China as of December 31, 2020, as well as through the internet. According to the rules mentioned above, our learning centers providing K-12 education programs may be deemed as after-school education institutions which are required to obtain school operation permits and business licenses. In addition, the coding mathematics course organized under IT-training courses of TongchengTongmei may be regarded as the courses of school academic subjects, which are required to be filed with the local education authorities and the progress of which shall not surpass the same-period progress of local primary schools and secondary schools. As of December 31, 2020, 13 of our leaning centers has obtained school operation permits from the local education authorities for our after-school kid education programs, and 124 have either professional education services or education information related consultation as an authorized scope of business in the licenses of our subsidiaries or their registered branches operating these learning centers. However, since the Circular 80 just became effective on August 6, 2018, there remains uncertainties about the registration process with respect to after-school K-12 education programs, and the filing process with respect to the courses of school academic subjects with some local education authorities. We have been communicating and will continue to communicate, with the competent provincial education regulatory authorities to obtain school operation permits and filings with respect to the courses of school academic subjects. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing and filing requirements in the past with respect to our learning centers providing after-school K-12 education programs, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

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

In 2018, 2019 and 2020, a substantial portion of our students relied on loans provided or arranged by a number of financing service providers to pay our tuition fees. In 2018, we collaborated with well-known personal financing service providers such as Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd. and Beijing Ronglian Shiji Information Technology Co., Ltd., whereby they assisted our students in obtaining loans to pay for our tuition fees. In 2018, 2019 and 2020, 45.6%, 52.3% and 15.0% of our students received loans provided or arranged by financing service providers to pay for our tuition fees.

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

As of December 31, 2020, we established various kinds of cooperative relationships with 665 universities and colleges in China. We enroll a significant percentage of our students directly from these universities and colleges through jointly offered majors, university recruiting promotional events and other marketing approaches as agreed by our university partners. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

A majority of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. As of December 31, 2020, we had received from our lessors copies of title certificates or proof of authorization to lease the properties to us for all leased properties. However, we cannot assure you that we will be able to obtain copies of title certificates or proof of authorization to lease any properties that we may lease in the future or the title to these properties we currently lease or any properties that we may lease in the future will not be otherwise challenged. Furthermore, several of our leased properties are owned by universities or built on allocated land in China. Such properties may not be legally leased to us under PRC law. Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises. In addition, we have not registered most of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Our accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Understanding the difficulty for recent college graduates to afford the tuition fees of our courses, we offered qualified students the post-graduation tuition payment option beginning in 2006, which led to our relatively high accounts receivable. As of December 31, 2018, 2019 and 2020, our outstanding accounts receivable, net of allowance for doubtful accounts, were RMB52.1 million, RMB32.2 million and RMB33.0 million (US$5.1 million), respectively. Although we conduct financial evaluations of our students applying to use our post-graduation tuition payment option, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environment and the earnings capacity of our students may negatively impact our ability to collect our accounts receivable. Furthermore, as time passes, it might be more difficult for us to collect historical accounts receivables. Our bad debt allowance amounted nil, RMB2.3 million and RMB9.2 million (US$1.4 million) in 2018, 2019 and 2020, respectively. Our balance of bad debt allowance amounted RMB2.3 million and RMB9.2 million (US$1.4 million) as of December 31, 2019 and 2020, respectively. There is no guarantee that our bad debt allowance expense will not increase in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our bad debt allowance to increase in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

Furthermore, we have extended loans with one-year terms to certain of our employees to support their personal needs. As of December 31, 2020, our outstanding accounts receivable for such loans was RMB20.4 million (US$3.1 million). We have no receivables due from any of our directors and officers. If we cannot collect such outstanding accounts receivable in a timely manner, or at all, our financial condition, liquidity and result of operations will be adversely impacted, and any legal proceedings initiated to collect such receivables may adversely impact our relationship with such employees.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business. Investments and acquisitions involve uncertainties and risks, including:

●	potential ongoing financial obligations and unforeseen or hidden liabilities, including liability for infringement of third-party copyrights or other intellectual property;
●	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;
●	costs and difficulties of integrating acquired businesses and managing a larger business;
●	potentially significant goodwill impairment charges;
●	high acquisition and financing costs;
●	possible loss of key employees of a target business;
●	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;
●	diversion of resources and management attention; and
●	in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries.

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

We derive a substantial portion of our net revenues from our entities in Beijing. Revenue derived from the entities in Beijing accounted for 13.5%, 13.8% and 17.2% of our net revenues in 2018, 2019 and 2020, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Beijing. Furthermore, any natural disaster or health epidemics affecting the Beijing regions could significantly impact our operations. Although we have been and will be exploring opportunities of setting up additional learning centers in second tier or third-tier cities, we expect that we will continue to derive a substantial portion of our net revenues from Beijing in the near future. Deterioration in economic conditions and the professional services industries in these markets could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

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

Uncertainty resulting from the non-binding proposal letter and other related matters may adversely affect our business.

On December 8, 2020, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Mr. Shaoyun Han, our founder and chairman of the board of directors, to acquire all of our outstanding Class A ordinary shares that are not already owned by Mr. Han and his affiliates for a purchase price of $4.00 per ADS, or US$4.00 per Class A ordinary share, in cash. On December 10, 2020, our board of directors formed a special committee consisting of two independent directors, Mr. Arthur Lap Tat Wong, as the chairman of the special committee, and Mr. Hon Sang Lee, to evaluate and consider the Proposal Letter. On December 30, 2020, we announced that the special committee has retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process. As of the date of this annual report, no decisions have been made with respect to the Proposal Letter or any alternative strategic option that we may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal Letter or that any other transaction will be approved or consummated. Moreover, the proposal or any alternative strategic option, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Also, certain events and developments relating to the proposal may increase the volatility of the trading price of the ADSs. Furthermore, we could be subject to potential lawsuits in connection with the proposed transaction.

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

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We have determined that the risks of disruption or liability from our business, the loss or damage to our fixed assets, including our equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms render it commercially impractical for us to have such insurance. We maintain property insurance policy covering two of our buildings in Yizhuang, Beijing for losses due to disasters, including fire, earthquake, flood. we do not have any other business interruption, litigation or property insurance coverage for our operations in China. Any uninsured occurrence of personal injury, loss or damage to fixed assets, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

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

Labor costs in China have risen in recent years. We employed 10,181 employees in China as of December 31, 2020. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, PRC government have promulgated some new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may materially reduce our net income.

We adopted a share plan in 2008, or the 2008 Plan, that permits granting of options to purchase our ordinary shares, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares. Under the 2008 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under our share plan is 8,184,990 shares. In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2008 Plan and the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2020, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB13.4 million and RMB14.8 million, respectively, which will be recognized over a weighted average period of 1.42 years and 2.63 years, respectively. Expenses associated with share-based compensation awards granted under our share plan may materially reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On January 27, 2021, the new Catalog of Industries for Encouraged Foreign Investment (2020 Edition) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Technologies Inc., or Tarena Tech, and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and 3 schools were newly set up through our VIE.

In December 2016, we wound up Shanghai Tarena, one of our VIEs. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended on September 10, 2008 and February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology, or MIIT and the Ministry of Commerce, or the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Although the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the Negative List, jointly issued by the NDRC and the MOFCOM on June 23, 2020 and effective from July 23, 2020, and Circular 196 promulgated by the MIIT in June 2015 allows a foreign investor to own up to 100% of the total equity interest in e-commerce business, domestic multi-party communication, storage and forwarding classes and call centers, we have not engaged in any such business. Due to the foreign ownership restriction on internet content and other value-added telecommunication services, we operate our TMOOC.cn and goto211.com websites through our VIE, Beijing Tarena, and such two websites have been included in the permitted operation scope under the ICP license held by Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jianguang Li, our independent director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

●	exercise effective financial control over Beijing Tarena;
●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tarena; and
●	have an exclusive option to purchase all or part of the equity interests in Beijing Tarena when and to the extent permitted by PRC law.

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

If we or Beijing Tarena is found to be in violation of any existing or future PRC laws or regulations, or such arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business and operating licenses of our PRC subsidiaries and Beijing Tarena;
●	discontinuing or restricting the conduct of any transactions between our PRC subsidiaries and Beijing Tarena;
●	imposing fines, confiscating the income from Beijing Tarena, or imposing other requirements with which we or Beijing Tarena may not be able to comply; or
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Beijing Tarena and deregistering the equity pledges of Beijing Tarena.

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

Prior to 2012, we operated a substantial portion of our learning centers through our consolidated VIE and their subsidiaries and schools. After the PRC Catalogue for the Guidance of Foreign Investment Industries became effective on January 30, 2012, amended in 2015 and 2017 and replaced by the new Catalog of Industries for Encouraged Foreign Investment (2020 Edition) on January 27, 2021, non-accredited foreign investment in professional education services is now “encouraged” in China and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in this area.

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose; while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and 3 schools were newly set up through our VIE. As of December 31, 2020, we operated 48 of our learning centers through private schools owned by subsidiaries of Tarena Tech. These 48 learning centers in the aggregate accounted for 35.1% of our adult student enrollments and accounted for 4.2% of our K-12 student enrollments in 2020, respectively.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign-owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) encourages and permit 100% foreign ownership of non-accredited professional training business in China and the Private Education Law does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. On the other hand, according to the Private Education Law, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside of China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly-owned subsidiary incorporated in China to establish a school under the Private Education Law without violating the Regulations on Operating Chinese-foreign Schools. As of December 31, 2020, 45 private schools sponsored by our wholly-owned subsidiaries in China have obtained private school operating permits, and based on the results of verbal inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to our consolidated VIE, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

In addition, The State Council promulgated the Administrative Regulations on Commercial Franchise, or Franchise Regulations, on February 6, 2007. The MOFCOM promulgated the Administrative Measures on Filing of Commercial Franchise, or the Franchise Filling Measures, on April 30, 2007, as amended on December 12, 2011. Under these regulations, “franchise operations” refer to a license by an enterprise owner of registered trademarks, enterprise logos, patents, proprietary technologies or other business resources, or franchisor, to another business operator, the franchisee, to use such business resources owned by the franchisor through a contractual arrangement, where the franchisee operates the business according to a uniform business model stipulated under the contract and pay the franchisor franchising fees. A franchisor shall file with the MOFCOM or its local office within 15 days from the date of entering into a franchise contract with a franchisee for the first time. We have 45 franchisees for K-12 education program and 2 franchisees for adult professional education program in 2020. However, we have not filed with MOFCOM or its local office for the franchise operations regarding adult education program as of the date of this annual report, and we have been communicating, and will continue to communicate with the competent authority to complete such filling. If we fail to complete such filing, the competent authority may order us to complete such filling within a stipulated period and we may be subject to a fine between RMB10,000 and RMB50,000. If we still fail to complete such filing within a stipulated period, we may be subject to a fine between RMB50,000 and RMB100,000, and a public announcement may be issued against us.

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

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions,” and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or other ways. Although M&A Rules have become effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer our operations, including related assets and liabilities, of our consolidated VIEs to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose; while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and 3 schools were newly set up through our VIE. As Mr. Shaoyun Han is a shareholder of both Tarena and our consolidated VIEs, even though the transfers of the companies from our consolidated VIEs to our wholly-owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools, which are not enterprises, from subsidiaries of our consolidated VIEs to our wholly-owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from our consolidated VIEs to our wholly-owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may need to transfer these companies and schools, including the related learning centers, back to our consolidated VIE. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE. See “—Risks Relating to Our Corporate Structure.”

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

We have used our best efforts to notify all of our shareholders who are PRC citizens and hold interests in us to register with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. However, in practice, different local SAFE branches and/or qualified banks may have different views and procedures on the application and implementation of SAFE regulations. Therefore, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch and/or qualified banks in full compliance with applicable laws. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular No. 37, SAFE Notice 13 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law, which became effective on January 1, 2008 and as amended on December 29, 2018 and its Implementing Rules, which became effective on January 1, 2008 and as amended on December 29, 2018 and April 23, 2019, respectively, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012, 2015 and again in 2018, and is eligible to enjoy a preferential tax rate of 15% until the fourth quarter of 2021. If Tarena Tech fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations. In addition, Tarena Hangzhou, one of our PRC subsidiaries, was established in 2013 and is qualified as a “newly established software enterprise,” which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption since the beginning of 2019. Tarena Hangzhou has also received financial subsidies from PRC local government authority in 2013, 2015 and 2016. In 2016, Tarena Hangzhou acquired Hanru Education & Technology Co., Ltd., or Hanru Hangzhou, which was qualified as an eligible software enterprise and entitled to a full tax exemption of two years followed by a 50% tax exemption of three years, commencing from 2016. In addition, Hanru Hangzhou obtained its HNTE certificate in 2019 and has started to enjoy a preferential tax rate of 15% in 2021.

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

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

Although the direct impact of the current international trade and political tension, and any escalation of such tension, on the online retail industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;
●	variations in our net revenues, net income and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation, regulatory investigations or other legal proceedings involving us; and
●	detrimental negative publicity about us or our industry.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2021, our Class B ordinary shares represent 13% of our total outstanding ordinary shares on an as-converted basis and entitle their holders to 59.8% of our total voting power.

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

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2020 and we do not expect to be classified as a PFIC in the foreseeable future.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2020 in 2020. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders no later than December 31, 2020 in 2020. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. We have been investigated by several law firm in the U.S. for potential securities claims in the past. As of the date of this annual report, we believe the previous investigations did not substantiate or materialize into any lawsuits against us. In addition, we do not believe we are currently involved in any other securities class action suits. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.INFORMATION ON THE COMPANY

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

Prior to 2012, we conducted a substantial portion of our operations through our consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of our consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while in 2018, one of our learning centers was transferred back to our VIE for business operation purpose; while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and 3 schools were newly set up through our VIE. In December 2016, we wound up Shanghai Tarena, one of our VIEs. We expect to continue to control and consolidate Beijing Tarena, which holds an Internet Content Provider license, or ICP license. Beijing Tarena has added our TMOOC.cn website under the ICP license held by Beijing Tarena. For a description of the risks relating to our corporate structure and the contractual arrangements we have entered into with our VIE, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

In 2015, we invested RMB24.0 million in five PRC companies which are engaged in the provision of educational products and services. In 2016, we invested RMB12.8 million in three companies which are mainly engaged in the provision of educational products and services. In 2017, we invested RMB50.5 million in three companies which are mainly engaged in the provision of IT, educational products and services. In 2018, we invested RMB18.5 million in three companies which are mainly engaged in the provision of IT and educational products and services. In 2018, we acquired Wuhan Haoxiaozi Robot Technology Co., Ltd. (or “RTEC”), one of the largest K-12 robotics programming education service providers in Hunan and Hubei provinces in China. In 2019, we invested RMB10.0 million in one PRC company which is mainly engaged in investment management businesses.

The table below sets forth the respective revenues and assets of Tarena and our wholly-owned subsidiaries and our consolidated VIE as of the dates and for the periods indicated:

						Total
	Net Revenues(1)					Assets(1)
	For the year		For the year		For the year
	ended		ended		ended	As of
	December		December		December	December
	31,		31,		31,	31,
	2018		2019		2020	2020
Tarena and its wholly-owned subsidiaries	100%		98.4%		6.7%	8.9%
Consolidated VIE	0.0	%(2)	1.6	%(2)	93.3%	91.1%
Total	100.0%		100.0%		100.0%	100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and wholly-owned subsidiaries and the consolidated VIEs.
(2)	The net revenues from consolidated VIEs are immaterial and accounted for 0.0% due to rounding.

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

On December 8, 2020, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Mr. Shaoyun Han, our founder and chairman of the board of directors, to acquire all of the outstanding Class A ordinary shares of the Company that are not already owned by Mr. Han and his affiliates for a purchase price of $4.00 per American Depositary Share, or US$4.00 per Class A ordinary share, in cash. On December 10, 2020, our board of directors formed a special committee (the “Special Committee”) consisting of two independent directors, Mr. Arthur Lap Tat Wong, as the chairman of the Special Committee, and Mr. Hon Sang Lee, to evaluate and consider the Proposal Letter. On December 30, 2020, we announced that the Special Committee has retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process. As of the date of this annual report, no decisions have been made with respect to the Proposal or any alternative strategic option that the Company may pursue.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.tedu.cn. The information contained on our website is not a part of this annual report.

B.	Business Overview

We provide professional education and K-12 education services in China. Our core strength is in IT professional education services. We currently offer courses in 7 IT subjects, 3 non-IT subjects and 7 K-12 education programs.

For our adult students, our education platform combines live distance instruction, classroom-based tutoring and online learning modules. We deliver professional education lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 104 directly managed learning centers in 45 cities in China as of December 31, 2020. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, examinations, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance. In addition to our TTS platform, we launched TMOOC.cn in March 2015, which offers not only regular teaching video contents, but also continuing education courses and job placement training courses, in order to cover a broader customer base. We offer our part-time class students the opportunity to complete a portion of lessons online using TMOOC.cn. TMOOC.cn is also important for our marketing efforts.

In December 2015, we launched new training programs TongchengTongmei featuring IT training courses and non-IT training courses for minors. In March 2016, we rolled out K-12 robotics programming courses. In 2017, we launched coding mathematics to further diversify our course offerings in K-12 education. These new programs target and contain curriculum that is customized for pre-school, primary to secondary school students aged between three and eighteen. Similar to programs designed for adult students, our courses for preschool, primary to high school students also adopted dual-teaching model. Students are taught by either live distance instructors or pre-recorded videos, with teaching assistants face-to-face in classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, led by on-site teaching assistants. These programs are partly delivered through the facilities of existing learning centers to improve the utilization of the facilities. Since 2016, we also set up standalone centers for K-12 education programs, which have further improved our brand recognition and teaching facilities and brought better learning experience for our students. As of December 31, 2020, there were 236 TongchengTongmei standalone learning centers covering 53 cities in China.

We have a strong commitment to career services for our adult training business. We had 504 career counselors as of December 31, 2020, who advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We had 122 employer cooperation representatives as of December 31, 2020, who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including Global Fortune 500 companies and leading technology companies.

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

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2020, we directly managed a total of 104 adult education learning centers in 45 major cities across China. Our learning centers for adults vary in terms of size, typically having between 7 and 15 classrooms, with each classroom typically able to host between 20 and 40 students. Learning centers for K-12 students vary in terms of size, ranging between approximately 300 and 700 square meters. The number of students vary according to different courses, with typically around 8 students in small classrooms and 15 students in large classrooms. In addition to the learning centers that we operate directly, we also have 45 franchisees for K-12 education program and 2 franchisees for adult education program in 2020. The franchise fee from such learning centers was immaterial in 2020.

Meanwhile, we have been actively establishing new learning centers to support the fast expansion of our K-12 education business. As of December 31, 2020, we directly managed a total of 236 learning centers in 53 cities across China solely for our K-12 education business.

In 2020, adult learning centers are distributed in 45 cities, and K-12 learning centers are distributed in 53 cities, with 57 cities in total, and the student enrollments of adult education and K-12 education were approximately 83,400 and 141,600, respectively. Approximately 56% of the adult students were from the following cities: Beijing, Shenzhen, Shanghai, Guanghzou, Chengdu, Hangzhou, Wuhan, Nanjing, Zhengzhou and Kunming. Approximately 51% of the K-12 students were from the following cities: Beijing, Changsha, Guangzhou, Shenzhen, Kunming, Tianjin, Zhengzhou, Wuhan, Shanghai and Chengdu.

Online learning modules

Our live distance instruction and classroom-based tutoring are supplemented by our proprietary online learning modules featured on our TTS platform. TTS has the following five core functions:

●	Course content. TTS contains lecture slides, key lecture video recordings, case studies, practice exercises and supplemental reading materials. In addition to recordings of past lectures, TTS also features exclusive online videos on key course materials. Students may view lecture videos using the computers at our learning centers. To foster effective learning of our course lecture materials, especially theoretical knowledge points, TTS features software development case studies and practice exercises. TTS contains supplemental reading materials on areas in which we have historically received frequent questions from students. TTS also allows students to download coding materials and study notes that they have prepared for reference in their future jobs.
●	Self-assessment examinations. TTS features daily and weekly interactive mock examinations to measure learning outcomes. Students use the mock exams to assess their learning results and gauge their grasp of course content. After students complete a self-assessment examination, TTS automatically provides students with detailed explanations on each of the exam questions.

●	Student and teaching staff interaction. TTS allows students to interact with instructors and teaching assistants. In class, students may raise questions for instructors and teaching assistants using the messaging tools on TTS. After class, students can post questions to the teaching assistants through the online question and answer board in TTS. To ensure the accuracy of responses and to identify questions of common interest, our instructors also actively review questions posted on TTS and regularly provide answers. Students are given the opportunity to provide feedback for each answer or tutorial service provided by teaching assistants using the evaluation functions on TTS.
●	Student management tools. TTS allows instructors to receive daily ratings and feedback from students. Instructors may then adjust their lecture pace and coverage of course materials each day. TTS enables teaching assistants to evaluate each student’s academic performance. The teaching assistant interface of TTS contains each student’s monthly performance test scores, as well as each student’s ranking within the class and nationally. Teaching assistants are required to follow-up with underperforming students regarding their academic status and to adopt concrete action plans with such students to improve their future performance. TTS also allows teaching assistants to monitor each student’s attendance and to log their daily tutoring activities.
●	Online student community. TTS serves as an online student community that fosters academic collaboration among students. We encourage students to post course-related articles and comments sharing their study experiences on the bulletin board forum.

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

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We also provide K-12 students with STEAM education to help them develop their logical thinking ability as well as their practical skills. We currently offer courses in 7 IT subjects, 3 non-IT subjects and 7 K-12 education programs.

For adult students we generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

●	Full-time class. The term for a full-time class is typically four months and includes approximately 580 learning hours. Full-time classes are conducted in our learning centers. In 2020, approximately 61% of our enrolled students attended our full-time classes.
●	Part-time class. Part-time classes typically have terms of six to eight months. We offer a more flexible course schedule for our part-time class students given they typically have full time jobs. We offer our part-time class students the opportunity to complete a portion of lessons online by watching videos available on TTS through TMOOC.cn. In 2020, approximately 39% of our enrolled students attended our part-time classes.

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

IT education courses

We offer education courses covering the following IT subjects:

Subject	Year of Launch	Focus of Course Content
Java	2002	Programming for Windows and Linux-based desktop software and web-based software
Software testing	2009	Practical software testing and quality assurance training
Linux and network engineering	2013	Linux operating system and network management technology
Big Data	2015	Hadoop, HBase, Hive, Zookeeper
Web front-end development	2015	HTML5, CSS3, JavaScript, jQuery, AJAX, Bootstrap, AngularJS, Web APP
Python	2017	Python and AI full stack of software development
Network engineer	2018	Designing, modeling, and implementing computer networks for reliability, performance, and security

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

Non-IT education courses

We began offering courses in non-IT subjects in 2013. We launched our digital art course in February 2013, our online sales and marketing course in November 2013, our Computer-based design course in 2018 and our Visual effects-VFX course in 2019. The following table describes the non-IT courses that we currently offer:

Subject	Year of Launch	Focus of Course Content
Digital art	2013	Latest Adobe user interface design technology for graphic, webpage and mobile sites design
Online sales and marketing	2013	Search engine marketing, search engine optimization, and other internet based marketing, including microblog marketing
Computer-based design*	2018	Comprehensive design courses, including main case design, deepening design, display design, furnishing design, hand-drawn CAD and professional CAD
Visual effects-VFX	2019	Professional film and television Visual effects

Note:

*	Inactive in 2020. We plan to offer our computer-based design course again in 2021 after we adjust and refine our course offerings.

K-12 Education Programs

In December 2015, we launched new training programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for K-12 students. In March 2016, we rolled out K-12 robotics programming courses. In 2017, we launched Graphical Intelligent Programming and NOI Informatics Olympiad to further diversify our course offerings in K-12 education. In 2018, we further adjusted our course offering of our TongchengTongmei programs. In 2018, we launched Python Artificial Intelligence and in 2019 we launched High level hardware programming for secondary school and Soft and hard programming enlightenment. In 2020, we launched the Creative Programming Starter course and STEAM education which can help children to develop their logical thinking skills and practical skills. We treat the TongchengTongmei programs as our main effort to enter into the K-12 STEAM education market, and a significantly growing part of our operation.

Subject	Year of Launch	Focus of Course Content
Robotics programming	2016

Using LEGO WeDo2.0, EV3 teaching aids, taking into account engineering machinery and programming knowledge, design a variety of physical works close to life, combined with the standard teaching process, scientific teaching methods, so that children are exposed to technology from an early age

Graphical Intelligent Programming	2017

Suitable for students from Kindergarten to elementary school students of grade 3, the progressive course consists of 3 Levels, using the Scratch programming platform to implement situational story programming, game animation programming and smart application programming.

NOI Informatics Olympiad	2017	Suitable for elementary school students from grade 4 onwards and secondary school students, the course implements data structures and algorithms using the C++ language.
Python Artificial Intelligence	2018

Suitable for elementary school students from grade 3 onwards as well as secondary school students, the advanced course consists of 7 Levels, using Python language, JavaScript language to implement fun game programming, intelligent scene programming, web programming, server programming, AI algorithm programming, and APP programming.

High level hardware programming for secondary school	2019

Software and hardware programming class using python as the programming language. The software part uses PyQt5 to create the PC-side upper computer software: the hardware part uses STM32 self-developed main control board to control the deformable robot and a variety of hardware sensors through programming; the software and hardware are integrated to realize the interactive application.

Soft and hard programming enlightenment	2019

Combined by LEGO WeDo 2.0 and Scratch programming, software and hardware, virtual and reality are perfectly integrated. In the course, through scene animation, game design and other vivid contents, children can fully grasp the foundation of artificial intelligence technology.

Creative Programming Starter	2020

Using the building blocks and physical programming modules that children are interested in as carriers, with the goal of developing children’s understanding, application and re-creation abilities, using the building blocks to construct scenes and the physical programming modules to complete the task challenges, through the deep integration of building and programming, to achieve a true hand-brain combination, to comprehensively train children’s hands and brains to solve practical problems and help them acquire the ability to face the future society.

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

Courses under TongchengTongmei programs typically have multiple levels, with each level consisting of 64 to 120 learning hours per year. Each session usually takes two to three hours depending on different level applicable. Depending on the age group, it generally takes approximately one year to complete each level. In 2020, our TongchengTongmei programs were offered in 53 cities in China. The revenue of online course and offline course in TongchengTongmei programs accounts for 14.2% and 85.8%, respectively. Online learning in small groups model is also available for election, of which the current enrollment is insignificant.

Our Teaching Staff

Our instructors

As of December 31, 2020, we employed 2,689 full-time instructors for both adult education and K-12 education. Most of our instructors for IT education courses have industry backgrounds in global and domestic technology companies. Instructors for non-IT education courses are typically experts or veterans in their respective specialized fields. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brands, our well-established teaching infrastructure and sales team and our competitive compensation.

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

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 459 teaching assistants as of December 31, 2020.

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

All of our new courses are pilot tested in selected learning centers for student satisfaction, training practicality and employment outcomes. In 2018, we launched network engineer course. In 2019, we launched Visual effects-VFX course. In 2020, we launched Creative Programming Initiation course.

Our software research and development department is tasked with improving the technical performance and user experience of TTS.

Our Students

The majority of our students of our adult IT and non-IT education courses are college students and graduates. In 2020, 66% of our enrolled students of such courses were either studying towards, or already held, a post-secondary degree. Our student enrollment in professional education courses reached approximately 83,400 in 2020, and our student enrollment in K-12 education programs reached approximately 141,600 in 2020.

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

In addition to our marketing efforts and student referrals, we recruit a significant portion of our students directly from universities and colleges. As of December 31, 2020, we have cooperated with over 665 universities and colleges in China under one of the two following modes of cooperation:

●	Joint-majors. We cooperate with 87 universities and colleges in China to offer joint-major degree programs in accordance with the higher education reform policies of each province. Our in-depth cooperation with these universities and colleges involve the recruitment services, management of students, course instruction and placement, so as to achieve the purpose of improving the course quality, placement rate and teaching quality of the universities and colleges, which integrate our selected courses into their standard undergraduate curriculum for students enrolled in such joint-major programs. Students can attend part of the courses in our established on-campus learning sites and part of the courses at our learning centers. By working with universities on such joint-majors programs, we have developed a strong bond with such partners, from which we believe we can benefit for recruitment and brand promotion.
●	Enrollment cooperation. We currently have enrollment cooperation with 665 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students. We have also entered into framework agreements with certain of such universities to launch courses to be chosen by students on voluntary basis to enhance our brand awareness, and our university partners will also make recommendations of our professional education courses to senior students. Starting in 2018, we also collaborate with some of such universities to roll out our featured programs, providing students with the option to choose our courses embedded in their school curriculum in their first and second school years, while by gradation in their third or fourth year, students can decide if they will attend our full time courses and make payments separately.

We had a total of 236 university cooperation representatives as of December 31, 2020. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China.

Student job placement services

We have an effective job placement program for our adult students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 507 career counselors as of December 31, 2020.

Each learning center offering courses for adult students also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 124 employer cooperation representatives as of December 31, 2020. We invite corporate employers to host recruiting events and interviews at our learning centers and offer students with interview opportunities across the country.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China.

We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the annual average six-month post-course job placement rate by averaging the rate of each month. Our average six-month post-course job placement rate for each of 2018, 2019 and 2020 was about 90%. When calculating such job placement rates for 2018, 2019 and 2020, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2017, 2018 and 2019 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2017, 2018 and 2019, 86%, 88% and 96% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2018, 2019 and 2020 who later successfully graduated from our programs with graduation certificates awarded, 76%, 75% and 65% of such students, respectively, were deemed to be job-seeking students.

Our Network of Employers

We have a track record of producing job-ready and highly qualified candidates for many corporate employers. Our network of potential employers for our students include Global Fortune 500 companies, and leading technology, IT services and internet companies in China.

We offer the following recruiting services to corporate employers:

●	General recruiting services. We offer corporate employers candidate referral services and other recruitment-related services. Once an employer communicates its hiring needs to us, we direct the relevant learning centers to produce a list of student candidates that meet the hiring criteria of such employer, and refer such candidates to the employer for interviews and assessments. We also offer space at our learning centers for employers to host recruiting events targeting our students and to conduct interviews.
●	Customized courses. We offer customized courses targeting specific employers with large demands for trained professionals. Prospective students for our customized courses generally undergo interviews conducted by the employers before the start of classes. In addition to our standard curriculum, students enrolled in customized courses must participate in additional training provided by employers at our learning centers. Such additional training is tailored according to the particular skill requirements of the employers. Successful graduates of our customized courses who have passed the relevant qualifying exams are granted job offers by the employers.

While we currently do not generate any material revenue from any of our recruiting services for corporate employers, we believe such services enhance our brand recognition and are instrumental in our ability to help students achieve high job placement rates.

Tuition Fees

For our full-time classes for adult students, our standard tuition fees generally range from RMB20,800 to RMB23,800 per course. For our K-12 education programs, our standard tuition fees are between RMB8,000 and RMB19,200. Courses under K-12 education program typically are composed of multiple levels, with each level consisting of 64 to 120 learning hours in one year.

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

To assist our students in paying our tuition fees, we mainly offered the following three credit sources, namely Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd. and Beijing Ronglian Shiji Information Technology Co., Ltd., to provide financing services for our students to make one-time, up-front tuition payments in 2020.

15% of our students enrolled in 2020 obtained financing from one of the 3 abovementioned sources. Such financing arrangements are bilateral in nature, and are carried out between our students and the respective financing institution directly.

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

As of December 31, 2020, we had registered 89 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center . Tarena Tech held 151 registered software copyrights and 112 trademarks.

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

We believe that the principal competitive factors in our markets include the following:

●	scope and quality of course offerings and services;
●	student placement and employer satisfaction with our graduates;
●	brand recognition;
●	ability to effectively market course offerings and services to a broad base of prospective students;
●	cost effectiveness of the education; and
●	ability to align course offerings and services to specific needs of students and employers.

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

Insurance

We do not maintain any property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, other than property insurance we maintained for two of our buildings in Yizhuang, Beijing. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain accident injury insurance and accident injury medical insurance for our employees based in our headquarters in Beijing, and we maintain liability insurance and travel insurance for our K-12 students and teachers participating in our camp or event-related travel. Uninsured injury or death to our students or staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have limited insurance coverage for our operations in China.”

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

On April 20, 2018, the MOE issued the Implementation Rules for the Law for Promoting Private Education (Revised Draft) (Draft for Public Comment), or the Revised Private Education Implementation Rules Draft. Among other things, the Revised Private Education Implementation Rules Draft clarifies the types of different private training institutions and the corresponding regulatory principles: (i) the private training institutions which provide school education related courses or courses for the purpose of entrance exams facing children and teenagers in pre-school education or basic education stage, shall be regulated as “private education training institutions” which are required to obtain a school permit to be issued by the education authorities; (ii) the private training institutions which provide cultural education training, non-diploma continuing education or the training courses for the personal promotion purposes such as the course of language, art, sports, science or technology etc. facing adults, do not need to obtain a school permit and could directly apply for registration as a legal person, provided that such training institutions could not provide school education related courses or courses for the purpose of entrance exams facing children and teenagers in pre-school education or basic education stage; and (iii) the private training institutions which provide school education related courses or courses for the purpose of entrance exams facing children and teenagers in pre-school education or basic education stage, or the training for professional qualification and skills, through the internet, shall obtain a school permit to be issued by the provincial education authorities or the human resources and social security authorities, as the case maybe. However, it is uncertain when the Revised Private Education Implementation Rules Draft would be signed into law and whether the final version would have any substantial changes to the draft.

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

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of our consolidated VIEs and schools to which our consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly-owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while 2018, one of our learning centers was transferred back to our VIE for business operation purpose; while in 2019, 3 of our learning centers which provide online education services, were transferred back to our VIE for business operation purpose and 3 schools were newly set up through our VIE. As of December 31, 2020, we operated 68 of our learning centers through adult student enrollments by subsidiaries of Tarena Tech. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to our consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to our consolidated VIE.”

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

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, that became effective on January 1, 2018, and the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai, pursuant to which, any management measures and regulations applied to the institutions that provides training services only through the internet will be further promulgated separately. On November 9, 2018, Beijing Municipal Government promulgated the Operation Standards for Private Education Training Institutions in Beijing (For Trial) that became effective on the same date, which provides that the setting up standards for the institutions that provide training services only through the internet will be promulgated separately. On November 26, 2018, Beijing Municipal Government further promulgated the Methods of Classified Registration of Private School in Beijing and the Measures for the Supervision and Administration for the For-profit Private School in Beijing that became effective on the same date, which kept silent on such standards for the institutions that provides training services only through the internet. On February 24, 2020, Shanghai Municipal Education Commission and other competent authorities jointly promulgated the Shanghai Off-campus Online Training Registration Rules, which only applies to off-campus online training activities for cultural subjects, such as mathematics and English, for elementary and middle school students. As of the date of this annual report, no other provisions related to online and distance education have been further promulgated in Shanghai or Beijing.

Interim Measures for the Management of the Collection of Private Education Fees

Pursuant to the Interim Measures for the Management of the Collection of Private Education Fees, which was promulgated by the NDRC, the MOE and the Ministry of Human Resources and Social Security on March 2, 2005, and was repealed and annulled by the NDRC on March 12, 2020, private schools may charge the students for tuition (or training expenses) and may also charge the students accommodating at school for an accommodation fee. The charging standards of the private schools that provides academic qualifications education shall be examined by the education authorities or the human resources and social security authorities and be approved by the competent pricing authority. The private schools that provide non-academic qualifications education may determine its own charging standards and file the standards with the competent pricing authority.

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

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020, respectively. The Radio and Television Program Production Measures provides that any business operator that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation License. Entities holding such licenses shall conduct their business within the permitted scope as provided in their licenses. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs, internet publication and human resources intermediary service.”

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, amended in June 2004, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of the above rules, as of December 31, 2020, we had registered 151 software copyrights in China.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as the Implementation Regulation of the PRC Trademark Law most recently adopted by the State Council in 2014. The Trademark Office under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 112 trademarks in China as of December 31, 2020.

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

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. We have requested PRC residents currently holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. We have used our best efforts to notify all of our shareholders who are PRC citizens and hold interests in us, to register with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

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

In addition, the EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Enterprises recognized as “high and new technology enterprises,” or HNTEs, will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech renewed its HNTE certificate in 2012, 2015 and 2018, and is eligible to enjoy a preferential tax rate of 15% until the end of 2021. Tarena Hangzhou was established in 2013 and is qualified as a “newly established software enterprise,” which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption beginning from 2019. On January 25, 2016, we acquired 100% of the equity interests in Hangzhou Hanru Education Technology Co., Ltd., which is qualified as a “newly established software enterprise” and entitles to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2016. In addition, Hanru Hangzhou obtained its HNTE certificate in 2019 and has started to enjoy a preferential tax rate of 15% in 2021.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated VIE and its subsidiaries, as of March 31, 2021:

(1)	Mr. Shaoyun Han, our founder and chairman, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our independent director, owns 30% of the equity interest in Beijing Tarena.
(2)	Mr. Shaoyun Han is the principal of Weifang Tarena Professional Education School.

(3)	Beijing Tongcheng Technology Co. Ltd., which is a wholly owned subsidiary of Tarena Tech, wholly owns Wuhan Good Boy Robot Technology Co., Ltd., which holds 100% of the sponsorship interest in Wuhan Jiang’an Good Boy Robot Education and Training School and Changsha Kaifu District, The Science Kid Robot Education Training School.
(4)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School, Kunming Guandu Tarena Professional Education School, Nanjing Tarena Professional Education School, Shenzhen Bao’an Tarena Professional Education School, Harbin Tarena Professional Education School, Zhengzhou Tarena Professional Education School, Dalian High-Tech Zone Tarena Professional Education School, Shenyang Tarena Times Professional Education School, Chengdu Tarena Professional Education School, Shenzhen Longhua Xinqu Tarena Professional Skills Education School, Changchun Tarena Professional Education School and Ningbo Tarena Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Yue Qin Shen is the principal of Nanjing Weishang Tarena Professional Education School; Bin Du is the principal of Changchun Nanguanqu Yingcai Tianyi Professional Education School; Haibo Huang is the principal of Wuhan Technology Tarena Professional Education School, Wuhan Hongshan Tarena Professional Education School Co.,Ltd.; Wenwei Jia is the principal of Qingdao Shinan Tongcheng Technology Education Co.,Ltd.; Jiping Xing is the principal of Jinan lixia Tongcheng Tongmei Training School Co., Ltd.; Wei Wang is the principal of Wuhan Wuchang Tarena Zhixing Professional Education School; Yan Wang is the principal of Tianjin Tongcheng Tongmei Education Training School Co., Ltd., Tianjin Tarena Professional Education School Co.,Ltd.; Hui Liu is the principal of Xi’an Lianhu Tongcheng Tongmei Tonghui Training Center Co., Ltd.; Liping Han is the principal of Shijiazhuang Yuhuaqu Tongxincheng Education Training School, Shijiazhuang Changanqu Tongzhicheng Education Training School; Meiyue Zhu is the principal of Shenyang Hengping Tongcheng Educational Center, Shenyang Tiexi Tongchengtongmei Educational Center; Zengbo Li is the principal of Kunming Wuhua Tongcheng Tongmei Education Training School Co., Ltd.; Hehai Tian is the principal of Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd. Shuai Wang is the principal of Shijiazhuang Tarena Professional Education School; Nan Pan is the principal of Shijiazhuang Tongcheng Education School; Yudong Wang is the principal of Shenyang Shenhe Tongchengtongmei Education School Co.,Ltd; Lingzhen Kong is the principal of Taiyuan Xinghualing Tongcheng Tongmei training school Co., Ltd; Yan Hong is the principal of Qingdao Shibei District Tongcheng Tongchuang Computer Training School Co., Ltd; Lisha Deng is the principal of Fuzhou Gulou Tarena Professional Education Co.,Ltd; Mei Tan is the principal of Nanning qingxiu district tonghui training school co., ltd; Leng Liao is the principal of Kunming Xishan District Tongcheng Tongmei Culture and Art Training School Co. , Ltd. Kunming Guandu Tongcheng Tongmei Education Training School Co., Ltd; De Xun Wang* is the principal of Guangzhou Tarena Software Professional Education School; Dan Liu*is the principal of Changsha Kaifu District, the Science Kid Robot Education Training School, Nanchang Xihu Tarena Technology Digital Art School; Zhi Han* is the principal of Shijiazhuang Xinhuaqudarenzhinei Tarena Professional Education School Co.,Ltd.
*	De Xun Wang, Zhi Han and Dan Liu are no longer employed by us. The principal registration for each of Guangzhou Tarena Software Professional Education School, Nanchang Xihu Tarena Technology Digital Art School and Changsha Kaifu KxueXiaoZi Robot Education Training School, Shijiazhuang Xinhuaqudarenzhinei Tarena Professional Education School Co.,Ltd. has not been updated.

Because of foreign ownership restriction on internet content and other value-added telecommunication services in China, we operate our goto211.com and TMOOC.cn websites through our consolidated VIE, Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jianguang Li, our independent director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

●	exercise effective financial control over Beijing Tarena;
●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tarena; and
●	have an exclusive option to purchase all or part of the equity interests in Beijing Tarena when and to the extent permitted by PRC law.

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

We have dual headquarters in China, located in Beijing and Hangzhou. Our principal executive offices in Beijing comprise of 7,172.4 square meters and accommodate certain of our management and general and administrative activities, as well as our research and development activities. We also have 19,457.1 square meters in leased classroom space in Beijing. Our principal executive offices and classrooms in Hangzhou comprise of 13,648.9 square meters of leased space. Our principal executive offices in Hangzhou accommodate certain of our management and general and administrative activities.

In addition to our principal executive offices in Beijing and Hangzhou, we maintain a number of offices, classrooms and student dormitories with an aggregate of 275,700.9 square meters in 59 cities in the PRC. For our leased facilities, we leased them from unrelated third parties. Our lease terms range from six months to ten years. We purchased two office buildings in Beijing in 2016, mainly for teaching purpose, and to a lesser extent for administrative function. We paid an aggregate of RMB231.9 million for these two office buildings. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB50 million in 2016. The purpose of these two buildings is mainly teaching and partly for administration.

We believe that the facilities that we currently own or lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

ITEM 4.A.UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2018, 2019 and 2020, we generated net revenues of RMB2,085.4 million, RMB2,051.4 million and RMB1,897.9 million (US$290.9 million), respectively. We record tuition fees that we collect in advance as deferred revenues. Our net revenues are presented net of business tax and surcharges.

Number of Student Enrollments

Our total net revenue decreased by 7.5% from RMB2,051.4 million in 2019 to RMB1897.9 million (US$290.9 million) in 2020. Our total adult student enrollments changed from approximately 116,500 in 2018 to approximately 108,800 in 2019 and to approximately 83,400 in 2020. Student enrollments in K-12 education programs changed from approximately 45,600 in 2018 to approximately 99,200 in 2019, and further increased to approximately 141,600 in 2020.

Our total student enrollments are affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2020, K-12 computer programming was the largest course in terms of revenues and number of student enrollments.

Our total student enrollments are also affected by our ability to maintain our cooperative relationships with financing service providers for student loans. A significant portion of our adult students enrolled in 2020 relied on loans mainly provided or arranged by Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., to pay for our tuition fees. In 2020, 15% of our students received loans provided or arranged by Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Beijing Ronglian Shiji Information Technology Co., Ltd., to pay for our tuition fees.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time classes for adult students, our standard tuition fees generally range from RMB20,800 to RMB23,800 per course in 2020. For our K-12 education programs, our standard tuition fees are between RMB8,000 and RMB19,200 in 2020. Courses under K-12 education program typically are composed of multiple levels, with each level consisting of 64 to 120 learning hours in one year.The actual tuition fees of our courses for adult students may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges.

Our tuition fees of our courses for adult students are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also allow qualified students to pay our tuition fees within a period of time after graduation. We generally charge approximately RMB1,000 to RMB3,980 higher in tuition fees to students electing to pay in multiple payments, as compared to students who elect to pay in full upfront. For students recruited through our joint-majors with universities and colleges, they pay tuition fees for their degrees directly to the universities and colleges according to the tuition payment schedule stipulated by such schools, which is typically paid in installments prior to the beginning of each semester of the degree program. In 2020, 88.6% of our enrolled students paid one-time in full upon enrollment, 2.1% of our enrolled students paid multiple times within two months of enrollment, 1.6% of our enrolled students utilized the option to pay within a period of time after graduation, and 7.7% of our enrolled students were enrolled through joint-major programs with universities and colleagues. For our post-graduation payment option, qualified students are given a grace period of up to six months after graduation to look for employment, during which time no repayment needs to be made. After such grace period, students are given a ten-month repayment period. In order to qualify for such payment option, students must pass our credit screening by furnishing to us a number of supporting documents, for instance a credit report from the People’s Bank of China.Our tuition fees for K-12 education programs are required to be fully paid up-front.

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

	For the Year Ended December 31,
	2018		2019		2020
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Personnel cost and welfare	377,098	18.1	573,520	28.0	548,763	84,102	28.9
Rental cost	202,929	9.7	230,976	11.3	212,551	32,575	11.2
Depreciation expenses	129,643	6.2	151,373	7.4	133,787	20,504	7.0
Others	208,879	10.0	217,965	10.5	171,741	26,320	9.1
Total cost of revenues	918,549	44.0	1,173,834	57.2	1,066,842	163,501	56.2

Our cost of revenues is primarily affected by the number of our learning centers. In terms of the adult education business, we had a total of 180, 130 and 104 learning centers as of December 31, 2018, 2019 and 2020, respectively. We also had a total of 148, 217 and 236 learning centers for K-12 students as of December 31, 2018, 2019 and 2020, respectively.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Selling and marketing expenses	1,047,632	50.2	1,119,698	54.6	906,337	138,902	47.8
General and administrative expenses	546,568	26.2	723,306	35.3	630,618	96,646	33.2
Research and development expenses	167,254	8.0	132,672	6.5	100,466	15,397	5.3
Total operating expenses	1,761,454	84.5	1,975,676	96.4	1,637,421	250,946	86.3

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

Our general and administrative expenses primarily consist of compensation expenses relating to our management and administrative personnel. To a lesser extent, our general and administrative expenses include office expenses relating to administrative functions. We expect our general and administrative expenses to decrease in absolute amount as we will continue to implement effective cost control measures.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. We expect our research and development expenses to decrease in absolute amount as we will continue to implement effective cost control measures.

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

We have made, and will continue to make necessary changes and improvements to the overall design of our control environment to address any deficiencies or material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures.

During 2020, our management has undertaken remedial actions to address the material weaknesses in our internal control over financial reporting as set forth below under “Item 15. Controls and Procedures – Management’s Actions for Remediation of Material Weaknesses.” As a result of the remedial actions which have been taken, management has concluded that our internal control over financial reporting was effective as of December 31, 2020.  In addition, our independent registered public accounting firm attesting the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2020.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2020.

China

Pursuant to the EIT Law and its implementation rules, which became effective on January 1, 2008 and amended on December 29, 2018 and April 23, 2019, respectively, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech qualified as a HNTE under the EIT Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to the end of 2021. Tarena Hangzhou was established in 2013 and qualified as a “newly established software enterprise,” which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption since 2019. On January 25, 2016, we acquired 100% of the equity interests in Hangzhou Hanru Education Technology Co., Ltd., which is qualified as a “newly established software enterprise” and entitles to two years of full tax exemption followed by three years of 50% tax exemption, commencing from 2016. Certain of our subsidiaries qualify as “Small Profit Enterprises” in 2017 and 2018, and therefore are subject to the preferential income tax rate of 20% followed by a 50% exemption. From January 1, 2019 to December 31, 2021, the first RMB 1 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 75% exemption for our subsidiaries qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax are subject to the tax rate of 20% followed by a 50% exemption. In 2017, we established Huoerguosi Weiying Information Technology Co., Ltd., a subsidiary in Horgos, which was qualified to receive a full tax exemption from its start to December 31, 2020. Subject to the approvals from the tax authorities in certain locations in the PRC, our subsidiaries and consolidated VIE that are based in these locations are required to use the deemed profit method to determine their income tax.

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

Revenue recognition

The Company adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018, 2019 and 2020 were presented under ASC 606.

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

The Company enters into arrangements with certain students that purchase multiple services, including tuition service and practical tutoring service. The Company treats training contracts with multiple performance obligations as separate units of accounting for revenue recognition purposes and recognizes revenue during the contract period when each performance obligation is satisfied. The Company allocates the transaction price to each performance obligations based on stand-alone selling price.

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

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (ASC 606)” with modified retrospective method

Effective January 1, 2018, we evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

●	identifying the contract(s) with the customer;
●	identifying the performance obligations in the contract;
●	determining the transaction price;

●	allocating the transaction price to performance obligations in the contract; and
●	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

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

Contract acquisition costs

The Company has used practical expedients as allowed under ASC 606 to generally expenses sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded as sales and marketing expenses

Contract liability

The Company does not have amounts of contract assets since revenue is recognized as the transferred control of promised services to customers.

The contract liabilities consist of deferred revenue, which represent that the Company has received consideration but has not satisfied the related performance obligations. The revenue recognized for years ended December 31, 2019 and 2020 that was previously included in the deferred revenue balances as of January 1, 2019 and December 31, 2019 was RMB648.1 million and RMB905.9 million, respectively.

The Company’s deferred revenue amounted to RMB1,586.0 million and RMB1,998.2 million (US$306.2 million) as of December 31, 2019 and 2020, respectively. Starting from second half year 2019, the Company enters into contracts that have an original expected length of more than one year with certain students. The remaining performance obligations of these contracts are as following:

	For the years ended December 31,
	2021	2022	Total

	RMB in thousands
Revenue expected to be recognized on these contracts	112,786	18,549	131,335

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations in contracts that have an original expected length of one year or less.

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

For accounting purposes, at the inception of each loan, the Company recognizes the guarantee liability in accrued expenses and other current liabilities at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Company is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The guarantee liabilities are generally reduced by recording a credit to guarantee service revenue as the guarantor is released from the underlying guaranteed risk. Subsequent to initial recognition, the guarantee obligation’s release from risk has typically been recognized over the term of the guarantee using a rational amortization method. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450, loans with similar risk characteristics are pooled into cohorts. The ASC 450 contingent component is recognized as part of operating expenses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

Share-based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical of employee turnover rates.

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

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. For the year ended December 31, 2020, there were no uncertain tax positions and the Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months.

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

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 inputs are unobservable inputs for the asset or liability.

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

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other current liabilities as of December 31, 2019 and 2020 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2019 and 2020 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

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

	For the Year Ended December 31,
	2018		2019		2020
		% of Net		% of Net			% of Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except percentages)
Net revenues	2,085,371	100.0	2,051,354	100.0	1,897,883	290,863	100.0
Cost of revenues(1)	(918,549)	(44.0)	(1,173,834)	(57.2)	(1,066,842)	(163,501)	(56.2)
Gross profit	1,166,822	56.0	877,520	42.8	831,041	127,362	43.8
Operating expenses(1):
Selling and marketing	(1,047,632)	(50.2)	(1,119,698)	(54.6)	(906,337)	(138,902)	(47.8)
General and administrative	(546,568)	(26.2)	(723,306)	(35.3)	(630,618)	(96,646)	(33.2)
Research and development	(167,254)	(8.0)	(132,672)	(6.5)	(100,466)	(15,397)	(5.3)
Operating loss	(594,632)	(28.5)	(1,098,156)	(53.6)	(806,380)	(123,583)	(42.5)
Interest income/(expenses)	26,200	1.3	15,859	0.8	(199)	(30)	—
Other (loss)/income	(33,583)	(1.6)	246	—	5,201	797	0.3
Foreign currency exchange gains (loss)	4,951	0.2	1,614	0.1	(4,849)	(743)	(0.3)
Loss before income taxes	(597,064)	(28.6)	(1,080,437)	(52.7)	(806,227)	(123,559)	(42.5)
Income tax benefit	4,865	0.2	41,559	2.0	35,034	5,369	1.9
Net loss	(592,199)	(28.4)	(1,038,878)	(50.7)	(771,193)	(118,190)	(40.6)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	2,265	983	379	58
Selling and marketing expenses	8,866	6,502	1,842	282
General and administrative expenses	84,645	36,719	26,242	4,022
Research and development expenses	28,477	14,968	7,783	1,193

The Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Net revenues

Our net revenues decreased by 7.5% from RMB2,051.4 million in 2019 to RMB1,897.9 million (US$290.9 million) in 2020. The decrease was primarily due to the reduction of class consumption rates, which are defined as the ratio of revenue recognized to total tuition fees collected, for both adult and K-12 education businesses during the COVID-19 pandemic in 2020, and a decrease in our adult student enrollment.

For our adult education programs, our net revenues decreased by 25.6% from RMB1,527.2 million in 2019 to RMB1,136.1 million (US$174.1 million) in 2020. The revenue decrease was mainly driven by a reduction of 23.3% in our student enrollments from approximately 108,800 in 2019 to approximately 83,400 in 2020. The numbers of adult education learning centers decreased from 130 as of December 31, 2019 to 104 as of December 31, 2020.

For our K-12 education programs, our net revenues increased by 45.3% from RMB524.2 million in 2019 to RMB761.8 million (US$116.8 million) in 2020. We experienced a significant increase of 42.7% in our total student enrollments from approximately 99,200 in 2019 to approximately 141,600 in 2020. Our K-12 business has expanded into 53 cities in China. The numbers of K-12 education learning centers increased from 217 as of December 31, 2019 to 236 as of December 31, 2020.

Cost of Revenues

Our cost of revenues decreased by 9.1% from RMB1,173.8 million in 2019 to RMB1,066.8 million (US$163.5 million) in 2020. This decrease was mainly due to the reduction of cooperation with tutoring service providers as most students transferred to online studying during the COVID-19 pandemic in 2020. Furthermore, during the COVID-19 pandemic, the utility and office fees declined as our employees worked from home, and the social security fees were exempted due to the preferential policies promulgated by the government. The decrease was also partly attributable to the decrease in the number of adult education learning centers, which resulted in a decrease in personnel-related costs and rental expenses.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 5.3% from RMB877.5 million in 2019 to RMB831.0 million (US$127.4 million) in 2020. Our gross profit margin increased from 42.8% in 2019 to 43.8% in 2020, which was mainly attributable to the effective cost controls we have implemented in 2020.

Operating Expenses

Our operating expenses decreased by 17.1% from RMB1,975.7 million in 2019 to RMB1,637.4 million (US$250.9 million) in 2020 as a result of a decrease in selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 19.1% from RMB1,119.7 million in 2019 to RMB906.3 million (US$138.9 million) in 2020. This decrease was partially due to a decrease in marketing activities and promotional spending. In addition, personnel-related expenses decreased resulting from lower headcounts, and a decrease in social security expenses due to the preferential policies promulgated by the government during COVID-19 pandemic in 2020.

General and Administrative Expenses

Our general and administrative expenses decreased by 12.8% from RMB723.3 million in 2019 to RMB630.6 million (US$96.6 million) in 2020. The decrease was primarily due to a decrease in personnel-related expenses resulting from lower headcounts, and a decrease in social security expenses resulting from the preferential policies enacted by the government during COVID-19 pandemic in 2020. In addition, a one-time independent investigation related professional expenses incurred in 2019.

Research and Development Expenses

Our research and development expenses decreased by 24.3% from RMB132.7 million in 2019 to RMB100.5 million (US$15.4 million) in 2020. The decrease was primarily due to a decrease in personnel-related expenses resulting from lower headcounts.

Interest Income/(expenses)

Our net interest income was RMB15.9 million in 2019 and net interest expenses was RMB0.2 million (US$0.03 million) in 2020. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. Interest expenses in both periods consisted of interest incurred in relation to short-term bank loans. We incurred net interest expenses in 2020 compared to a net interest income in 2019 primarily due to the RMB89.2 million short-term bank loans we borrowed in 2019, which have been repaid in November and December 2020.

Income Tax Benefit

Our income tax benefit was RMB35.0 million (US$5.4 million) in 2020, compared to the income tax benefit of RMB41.6 million in 2019.

The effective income tax rate of 4.3% in 2020 was lower than the statutory income tax rate of 25.0% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; (iii) the preferential income tax rate enjoyed by our subsidiaries; and (iv) the impact of change of tax rates to certain of our subsidiaries.

The effective income tax rate of 3.8%  in 2019 was lower than the statutory income tax rate of 25.0% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; (iii) the preferential income tax rate enjoyed by our subsidiaries; and (iv) the impact of change of tax rates to certain of our subsidiaries.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB771.2 million (US$118.2 million) in 2020, as compared to a net loss of RMB1,038.9 million in 2019.

The Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Net revenues

Our net revenues decreased by 1.6% from RMB2,085.4 million in 2018 to RMB2,051.4 million in 2019. This decrease was primarily due to the decline in our adult education programs, partially offset by the growth in our K-12 education programs.

For our adult education programs, our net revenues decreased by 20.3% from RMB1,915.4 million in 2018 to RMB1,527.2 million in 2019. The revenue decrease was mainly driven by a decrease in our student enrollments in adult education programs, a 6.6% year-over-year decrease from approximately 116,500 in 2018 to approximately 108,800 in 2019, as well as a reduction in the number of students guaranteed by the Company who are customers of our guarantee services.

For our K-12 education programs, our net revenues increased by 208.5% from RMB169.9 million in 2018 to RMB524.2 million in 2019. We experienced a significant increase in our total student enrollments in K-12 education programs, a 117.5% year-over-year increase from approximately 45,600 in 2018 to approximately 99,200 in 2019. Our K-12 business has expanded into 54 cities in China by December 31, 2019.

Cost of Revenues

Our cost of revenues increased by 27.8% from RMB918.5 million in 2018 to RMB1,173.8 million in 2019. This increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, as well as depreciation expenses for our learning centers, which was in turn primarily due to the fast expansion of our K-12 education programs. Our instructors, teaching assistants, career counselors and employer cooperation representatives at our learning centers increased from 4,209 as of December 31, 2018 to 4,366 as of December 31, 2019.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 24.8% from RMB1,166.8 million in 2018 to RMB877.5 million in 2019. Our gross profit margin decreased from 56.0% in 2018 to 42.8% in 2019, which was mainly due to the expansion of our learning center network, especially the fast increase in the learning centers for our K-12 education programs. We added a net of 69 learning centers exclusively for K-12 education and rolled out to 4 new cities during 2019.

Operating Expenses

Our operating expenses increased by 12.2% from RMB1,761.4 million in 2018 to RMB1,975.7 million in 2019 as a result of increases in our selling and marketing and general and administrative expenses.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 6.9% from RMB1,047.6 million in 2018 to RMB1,119.7 million in 2019. This increase was partially due to the marketing efforts as we expanded our course offerings and network of learning centers, mainly in K-12 centers. The increase in selling and marketing expenses was mainly due to expanded marketing efforts, which increased advertising expenses from RMB339.4 million in 2018 to RMB416.8 million in 2019, primarily as a result of increased spending on search engine advertising as we expanded our network of learning centers.

General and Administrative Expenses

Our general and administrative expenses increased by 32.3% from RMB546.6 million in 2018 to RMB723.3 million in 2019 primarily due to (a) an increase in compensation cost to our staffs which was derived from  annual salary adjustments and the increase of severance payments, and (b) an increase in professional service expenses from RMB19.2 million in 2018 to RMB87.8 million in 2019 as the independent investigation was conducted in 2019.

Research and Development Expenses

Our research and development expenses decreased by 20.7% from RMB167.3 million in 2018 to RMB132.7 million in 2019 primarily due to a decrease in personnel cost and welfare expenses of research and development staff and a decreased in share-based compensation expenses as the low stock price in 2019.

Interest Income

Our interest income decreased from RMB26.2 million in 2018 to RMB15.9 million in 2019. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in 2019 was primarily due to the decrease in the interest income on time deposits.

Income Tax Benefit

Our income tax benefit was RMB41.6 million in 2019, compared to the income tax benefit of RMB4.9 million in 2018.

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

As a result of the foregoing, we incurred a net loss of RMB1,038.9 million in 2019, as compared to a net loss of RMB592.2 million in 2018.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. As of December 31, 2020, we had RMB364.8 million (US$55.9 million) in cash and cash equivalents, time deposits and restricted cash. Our cash consists of cash in bank and deposits place in third party payment processors. Cash of our consolidated VIE, in the amount of RMB1.3 million as of December 31, 2020, can be used only to settle obligations of our consolidated VIE. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. Restricted cash is the cash received from financial service provider for students’ tuition fee, which will release to cash along with the service provided to the students.

We believe that our current cash, cash equivalents, time deposits, restricted cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See Cash, cash equivalents, time deposits and restricted cash under Note 2(f) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents, time deposits and restricted cash were held as of December 31, 2020.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by (used in) operating activities	163,081	(31,730)	(108,821)	(16,677)
Net cash used in investing activities	(91,977)	(51,217)	(657)	(101)
Net cash (used in) provided by financing activities	(222,682)	74,397	(68,299)	(10,468)
Effect of foreign currency exchange rate changes on cash and cash equivalents	10,571	567	(1,376)	(210)
Net decrease in cash and cash equivalents	(141,007)	(7,983)	(179,153)	(27,456)
Cash, cash equivalents and restricted cash at the beginning of the year	686,691	545,684	537,701	82,406
Cash, cash equivalents and restricted cash at end of the year	545,684	537,701	358,548	54,950

Operating Activities

Net cash used in operating activities amounted to RMB108.8 million (US$16.7 million) in 2020. It was primarily due to (a) a net loss of RMB771.2 million, mainly adjusted by depreciation and amortization of RMB177.5 million, amortization of right-of-use asset of RMB170.0 million, and share based compensation expense of RMB36.2 million; (b) a decrease in operating lease liabilities of RMB128.2 million; and (c) deferred income tax benefit of RMB42.4 million due to accumulated loss; and partially offset by an increase in deferred revenue of RMB412.2 million due to the expansion of our K-12 tuition business.

Net cash used in operating activities amounted to RMB31.7 million  in 2019. It was primarily due to (a) a net loss of RMB1,038.9 million, mainly adjusted by depreciation and amortization of RMB194.8 million, amortization of right-of-use asset of RMB218.3 million, and share based compensation expense of RMB59.2 million; (b) a decrease in operating lease liabilities of RMB241.3 million; and (c) deferred income tax benefit of RMB46.0 million due to accumulated loss; and partially offset by a) an increase in deferred revenue of RMB756.0 million due to the expansion of our K-12 tuition business; and b) a decrease in prepaid expenses and other current assets of RMB22.8 million.

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

Net cash used in investing activities was RMB0.7 million (US$0.1 million) in 2020, consisting of purchase of time deposits of RMB94.4 million, and purchase of property and equipment, including computers and servers, of RMB79.4 million in connection with the expansion of our network of K-12 learning centers, and partially offset by the maturity of time deposits of RMB171.7 million.

Net cash used in investing activities was RMB51.2 million  in 2019, consisting of purchase of time deposits of RMB341.7 million, purchase of property and equipment, including computers and servers, of RMB161.3 million in connection with the expansion of our network of K-12 learning centers, and payment for long-term investment of RMB3.0 million, and partially offset by the maturity of time deposits of RMB419.8 million and proceed from net repayment of employees loans of RMB24.9 million.

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

Financing Activities

Net cash used in financing activities in 2020 was RMB68.3 million (US$10.5 million), which was primarily attributed to repayment of bank borrowings of RMB89.2 million, partially offset by proceeds from bank borrowings of RMB10.7 million, proceeds from issuance of Class A ordinary shares in connection with exercise of share options of RMB3.4 million, and proceeds from the collection of loan of a related party of RMB6.5 million.

Net cash provided by financing activities in 2019 was RMB74.4 million, which was primarily attributed to proceeds from bank borrowings of RMB89.2 million, proceeds from issuance of Class A ordinary shares in connection with exercise of share options of RMB3.3 million, and partially offset by repayment of bank borrowings of RMB13.8 million and repayment of the balance repurchase payable as of December 31, 2018 of RMB5.1 million.

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

Capital Expenditures

Our capital expenditures are primarily related to purchase of office building, property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB276.3 million, RMB161.3 million and RMB71.5 million (US$11.0 million) in 2018, 2019 and 2020, respectively. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We expect our capital expenditures will continue to be significant for the near future as we continue to expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, time deposits and anticipated cash flow from operations.

Impact of COVID-19

Beginning in January 2020, the outbreak of COVID-19 has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past one and a half years. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

The COVID-19 pandemic had adversely affected many of our business activities, including delivering lectures at its learning centers, recruiting students and conducting our day-to-day business in 2020. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China underwent temporary yet prolonged closure from February 2020 to May 2020. We had arranged online webcasts for our students to study at home. Many of the quarantine measures within China have since been relaxed as of the date of this annual report, and we had gradually opened our learning centers for recruiting and consultation and resumed offline classes since June 2020. However, our learning centers may be ordered to suspend classes and cancel offline activities again if China fails to fully contain COVID-19 or suffers a COVID-19 relapse.

The outbreak of COVID-19 in China also caused temporary closures of many of our offices, adjustment of operation hours and work-from-home arrangements in our Beijing headquarters and other offices in China during the first half of 2020. The duration and extent of impact of such business disruptions on the operating results and financial performance cannot be reasonably estimated at this time. In light of the evolving nature of COVID-19 and the uncertainty it has produced, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 in China, the prevalence of local and national travel restrictions which are highly uncertain and cannot be predicted.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2020, we had RMB139.1 million in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB454.4 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries as of December 31, 2020. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2020, we had RMB19.8 million in statutory development fund that are not distributable as cash dividends.

C.Research and Development, Patents and Licenses, etc.

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

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB167.3 million, RMB132.7 million and RMB100.5 million (US$15.4 million) in 2018, 2019 and 2020, respectively.

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

As of December 31, 2020, we had registered 89 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center and held 151 registered software copyrights and 112 trademarks.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by December 31,
							2026 and
	Total	2021	2022	2023	2024	2025	thereafter

	(RMB in thousands)
Operating lease commitments(1)	686,693	243,857	197,984	142,412	71,696	22,277	8,467

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.
G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	50	Founder and Chairman
Ying Sun	44	Chief Executive Officer
Yongji Sun	56	Director
Jianguang Li	56	Independent Director
Hon Sang Lee	62	Independent Director
Arthur Lap Tat Wong	61	Independent Director
Wing Kee Lau	56	Chief Financial Officer

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

Ying Sun serves as our Chief Executive Officer since April 2021. Ms. Sun has served as our vice president from December 2009 to April 2021, responsible for our nation-wide operations. Ms. Sun joined us in June 2005 as the general manager of our Beijing learning centers. Between 2007 and 2009, she was the general manager of our northern region. Ms. Sun made significant contribution to the development of our marketing system, collaboration with universities and career support for students. From 1999 to 2005, Ms. Sun worked in Gloria Hotels and Resorts, serving in various sales and human resources-related roles. Ms. Sun received a bachelor’s degree in tourism economics management from Dongbei University of Finance and Economics in China.

Yongji Sun serves as our director since April 2020. Mr. Sun had served as our independent director from April 2014 to April 2020 and Chief Executive Officer from April 2020 to April 2021. Mr. Sun currently serves as the Chairman of Dilato Infotech Ltd. Between 2011 and 2014, Mr. Sun served as the Chief Executive Officer of Shangxue Education Technology Inc. Between 2005 and 2011, Mr. Sun served as Executive Vice President at Pactera Technology International Ltd., or Pactera (a Nasdaq listed company from 2010 to 2014). Prior to joining Pactera in November 2005, Mr. Sun co-founded Ensemble International Ltd. in 2002 and served as its Chief Executive Officer from 2003 to 2005. He founded and served as Chief Executive Officer of Newland Network Co. from 2000 to 2002. He established China R&D Center for Lotus Development Corporation (Lotus was later acquired by IBM) in 1993 and served as its R&D head until 1998. Mr. Sun received his bachelor’s degree in Computer Science from North-East Machinery Institute in 1985, master’s degree in Computer Science from Nanjing Aerospace & Aeronautic University in 1988, and MBA from Babson College, MA, U.S.A in 2000.

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

Arthur Lap Tat Wong has served as our independent director since March 2020. Mr. Wong currently serves as an independent director and chairperson of the audit committees of the following public companies: Daqo New Energy Corp. (NYSE: DQ), China Maple Leaf Educational Systems Limited (HKSE:1317) and Canadian Solar Inc. (Nasdaq: CSIQ). From 2008 to 2018, Mr. Wong served as the chief financial officer of Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Radio Cultural Transmission Co., Ltd sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, with his latest position as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Wing Kee Lau is our chief financial officer. Prior to joining us, Mr. Lau was the chief financial officer of Square Panda Inc., a U.S.-based AI education start-up company, between July 2018 and August 2019. Between March 2007 and June 2018, Mr. Lau first served as the chief financial officer of Perfect World Co., Ltd., a China-based online game company (“Perfect World”) listed on Nasdaq between 2007 and 2015, and later as the chief financial officer of Perfect World Holding Co., Ltd., the holding company of Perfect World. Between November 2004 and February 2007, Mr. Lau was the chief financial officer of Beijing Media Corporation Limited, a company listed on the Stock Exchange of Hong Kong Limited. From 2000 to 2004, Mr. Lau was a group finance director of Shanghai Ogilvy & Mather Advertising Limited Beijing Branch. From 1990 to 2000, Mr. Lau worked at Hong Kong, Shanghai and Beijing offices of PricewaterhouseCoopers, lastly as a senior manager in Beijing. Mr. Lau received his bachelor’s degree in business administration from Hong Kong Baptist University in 1990. He received his EMBA degree in 2011 from Cheung Kong Graduate School of Business in China. Mr. Lau is a member of Association of Chartered Certified Accountants and Hong Kong Institute of Certified Public Accountants.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB6.17 million in cash to our executive officers, and we paid an aggregate of RMB2.25 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

The 2008 Plan has expired according to it terms. All options granted under the 2008 Plan had been vested before the termination of the 2008 Plan. As of March 31, 2021, no options were issued and outstanding.

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding calendar year. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2014 Plan was 1,173,714 as of January 1, 2021. As of February 28, 2021, options to purchase 3,001,942 Class A ordinary shares are issued and outstanding under the 2014 Plan and 210,210 restricted share units were granted and outstanding under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

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

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of February 28, 2021, the outstanding options granted to our directors and executive officers under our share plan.

	Ordinary Shares
	Underlying	Exercise Price
Name	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	*	4.36	February 20, 2014	April 3, 2024
	*	1.83	February 20, 2014	April 3, 2024
	*	4.36	March 1, 2015	February 28, 2025
	*	1.83	December 31, 2016	December 31, 2026
	*	1.00	March 31, 2017	December 31, 2026
	*	0	January 1, 2020	December 31, 2029
	*	0.01	January 1, 2021	December 31, 2030
Ying Sun	*	1.83	January 1, 2013	April 3, 2024
	*	4.36	February 20, 2014	April 3, 2024
	*	4.36	March 1, 2015	February 28, 2025
	*	1.83	December 31, 2016	December 31, 2026
	*	0	January 1, 2020	December 31, 2029
	*	2.51	December 28, 2020	December 28, 2030
	*	0.01	January 1, 2021	December 31, 2030
Wing Kee Lau	*	2.51	December 28, 2020	December 28, 2030
Total	1,097,788
*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares as of February 28, 2021.

The following table summarizes, as of February 28, 2021, the outstanding restricted share units we granted to our directors and executive officers under the 2014 Plan.

Number of
Class A
Ordinary
Shares
Underlying
Restricted
	Share	Date of
Name	Units	Grant
Yongji Sun	*	April 9, 2020
Jianguang Li	*	April 9, 2020
Hon Sang Lee	*	January 1, 2020
Arthur Lap Tat Wong	*	March 1, 2020
Wing Kee Lau	*	March 1, 2020

*	Less than 1% of our total outstanding shares as of February 28, 2021.

As of February 28, 2021, other individuals as a group held outstanding options to purchase a total of 1,904,154 Class A ordinary shares of our company, with exercise prices ranging from US$0.058 to US$4.36 per share, and held outstanding restricted share units to acquire a total of 155,803 Class A ordinary shares of our company.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. In December 2020, we have also formed a special committee of the board of directors in response to a preliminary non-binding proposal letter from Mr. Shaoyun Han. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Arthur Lap Tat Wong, Jianguang Li and Hon Sang Lee, and is chaired by Mr. Arthur Lap Tat Wong. Each member of our audit committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have determined that Mr. Arthur Lap Tat Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	reviewing and reassessing annually the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Messrs. Hon Sang Lee, Jianguang Li and Arthur Lap Tat Wong, and is chaired by Hon Sang Lee. Each member of our compensation committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Jianguang Li, Hon Sang Lee and Arthur Lap Tat Wong, and is chaired by Mr. Jianguang Li. Each member of our nominating and corporate governance committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

Special Committee. In December 2020, our board of directors formed a special committee of independent directors consisting of two independent directors, Mr. Arthur Lap Tat Wong, as the chairman of the Special Committee, and Mr. Hon Sang Lee in response to a preliminary non-binding proposal letter from Mr. Shaoyun Han, our founder and chairman of the board of directors, to acquire all of the outstanding Class A ordinary shares of the Company that are not already owned by Mr. Han and his affiliates.

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

We had a total of 12,337, 11,833 and 10,181 employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had 2,690 employees in Beijing, 235 employees in Hangzhou and 7,231 employees in other areas within China. We also have 25 employees in Taipei. The following table sets forth the number of our employees, categorized by function, as of December 31, 2020:

Functions	Number of Employees
Teaching and content development	3,233
Selling and marketing	3,628
General and administration	1,698
Others*	1,632
Total	10,181

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 55,645,243 ordinary shares outstanding as of February 28, 2021, comprising of 48,439,184 Class A ordinary shares (excluding 7,199,870 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
				ordinary
			Total ordinary	shares on	% of
	Class A	Class B	shares on an	an as-	aggregate
	ordinary	ordinary	as-converted	converted	voting
	shares	shares	basis	basis	power †
Directors and Executive Officers:**
Shaoyun Han(1)	10,068,133	7,206,059	17,274,192	30.7	67.8
Yongji Sun	*	—	*	*	*
Jianguang Li(2)	*	—	*	*	*
Hon Sang Lee(3)	*	—	*	*	*
Arthur Lap Tat Wong	*	—	*	*	*
Wing Kee Lau	*	—	*	*	*
Ying Sun	*	—	*	*	*
All directors and executive officers as a group	11,042,510	7,206,059	18,248,569	32.3	68.4
Principal Shareholders:
KKR funds(4)	6,826,263	—	6,826,263	12.3	5.7
AERO Holdings Limited(5)	6,794,732	—	6,794,732	12.2	5.6
Learningon Limited(6)	2,193,223	7,206,059	9,399,282	16.9	61.6
Connion Capital Limited(7)	4,307,727	—	4,307,727	7.7	3.6

Notes:

*	Less than 1%.
**	Except for Mr. Jianguang Li and Mr. Hon Sang Lee, the business address of our directors and executive officers is 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, PRC.
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

(1)	Represents (i) 7,206,659 Class B Ordinary Shares held by Learningon Limited, (ii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited, (vi) 415,000 ADSs representing 415,000 Class A Ordinary Shares held by Mr. Han and (vii) 713,288 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of February 28, 2021. Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. Moocon Education Limited is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned by Mr. Shaoyun Han, who is also the sole director of Moocon Education Limited. The registered office address of each of Connion, Learningon, Moocon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(2)	The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.
(3)	The business address of Mr. Wong is 1208 Dragon Bay Villa, Hou Sha Yu, Shunyi, Beijing, 101302, PRC.
(4)	Consists of 6,826,263 Class A ordinary shares held by Talent Fortune Investment Limited, a Cayman Islands company, as reported in a Schedule 13D amendment filed by KKR & Co. L.P. on August 30, 2017. Talent Fortune Holdings Limited is the sole shareholder of Talent Fortune Investment Limited. KKR China Growth Fund L.P. is the controlling member of Talent Fortune Holdings Limited. KKR Associates China Growth L.P. is the sole general partner of KKR China Growth Fund L.P. KKR China Growth Limited is the sole general partner of KKR Associates China Growth L.P. KKR Fund Holdings L.P is the sole shareholder of KKR Associates China Growth L.P. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Messrs. Henry R. Kravis and George R. Roberts. The business address of Talent Fortune Investment Limited is c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 28, 2021.
(5)	The number of ordinary shares beneficially owned is as reported in a Schedule 13G/A filed by AERO Holdings Limited on February 10, 2021, and consists of (i) 6,470,741 ADSs, representing 6,470,741 Class A ordinary shares, held by Orchid Asia VI, L.P. and (ii) 323,991 ADSs, representing 323,991 Class A ordinary shares, held by Orchid Asia V Co-Investment Limited. The general partner of Orchid Asia VI, L.P. is OAVI Holdings, L.P., whose general partner is Orchid Asia VI GP, Limited. Orchid Asia VI GP, Limited is wholly owned by Orchid Asia V Group Management, Ltd., which is wholly owned by Orchid Asia V Group, Limited. AERO Holdings Limited is the controlling shareholder of Orchid Asia V Group, Limited and Orchid Asia V Co-Investment Limited. Ms. Lam Lai Ming is the sole shareholder of AERO Holdings Limited. The business address of AERO Holdings Limited is Suites 6211-12, 62nd Floor, The Center, 99 Queen’s Road, Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 28, 2021.
(6)	Represents (i) 7,206,059 Class B ordinary shares and (ii) 2,193,223 ADSs representing 2,193,223 Class A ordinary shares. The registered office address of Learingon Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learingon Limited is ultimately owned by Mr. Shaoyun Han through a trust.

(7)	Represents (i) 3,594,439 ADSs representing 3,594,439 Class A Ordinary Shares and (ii) 713,288 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of February 28, 2021. The registered office address of Connion Capital Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion Capital Limited is ultimately owned by Mr. Shaoyun Han through a trust.

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

To our knowledge, as of February 28, 2021, a total of 42,725,515 ADSs (equivalents to 42,725,515 Class A ordinary shares) are outstanding (among which 36,937,853 are unrestricted ADSs while 5,787,662 are restricted ADSs), representing 78.1% of our total issued and outstanding Class A ordinary shares as of such date. To our knowledge, there is one record holder in the United States which is CEDE & CO. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders in the United States. As of February 28, 2021, none of our Class B ordinary shares are held by any record holder in the United States.

For options and restricted share unit granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with our VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Chuanbang. Chuanbang Business Consulting (Beijing) Co., Ltd., or Chuanbang, is a company owned by our chairman, Mr. Shaoyun Han. Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 2%~20% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fees were RMB3.5 million, RMB0.8 million and RMB0.1 million (US$0.01 million) for 2018, 2019 and 2020, respectively.

Transactions with Ms. Lijuan Han. On October 8, 2016, we extended a loan of RMB6.5 million to Ms. Lijuan Han, a sister of Mr. Shaoyun Han, for 60 months with an annual interest rate of 5%. Upon the Company’s request to avoid any risk of possible violation of Sarbanes-Oxley Act, all of the balance was repaid to the Company on April 2, 2020.

Transactions with Connion Capital Limited. Connion Capital Limited is a company ultimately owned by our chairman, Mr. Shaoyun Han through a trust. In 2018, the Company wired funds to and shortly received same funds back from Connion Capital Limited in five separate occasions with each no more than US$1 million in order for the Company to maintain the requisite minimum level of activity in its bank account. No amount was due from Connion Capital Limited as of December 31, 2020.

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

ITEM 8.FINANCIAL INFORMATION

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

Our board of directors has complete discretion whether to declare dividends, subject to the Companies Act, our articles of association, and the common law of the Cayman Islands. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Select Market under the symbol “TEDU” since April 3, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Act, Cap 22 ( Law 3 of 1961, as consolidated and revised) of the Cayman Islands insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.5 to this Annual Report on Form 20-F is incorporated herein by reference.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, provided that dividends may be declared and paid out of funds legally available therefor, namely out of either profit, our share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NASDAQ Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Repurchase and Redemption of Ordinary Shares. The Companies Act and our fifth amended and restated articles of association permit us to purchase our own shares. In accordance with our fifth amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Our fifth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may apply to be registered as a special economic zone company;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

On August 9, 2019, we entered into two lines of credit contracts with Bank of Beijing for a loan of RMB190 million in total with validity period on August 8, 2021. The loan bears a fixed interest rate of one-year Loan Prime Rate (“LPR”) plus 1.15% per annum on the date of drawing. As of December 31, 2019, the Company has drawn RMB89.2 million. The applicable interest rate for the loan is 5.3% per annum. The loan was subsequently repaid in November and December 2020. As of December 31, 2020, the Company has drawn RMB10.7 million, which will mature in 12 months from the drawdown date. The applicable interest rate for the loan is 5.3% per annum. The carrying value of office buildings pledged for the borrowing was RMB197.7 million.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of the total combined voting power or value of our stock; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2020 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2020 or in the foreseeable future.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange gain of RMB4.8 million in 2020.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB39.1 million in the value of our U.S. dollar-denominated financial assets at December 31, 2020.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

●	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);
●	expenses incurred for converting foreign currency into U.S. dollars;
●	expenses for cable, telex and fax transmissions and for delivery of securities;
●	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and
●	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2020, we received US$ 8,338.05 from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from April 2, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we invested the net proceeds from our initial public offering in term deposits and still intend to use the proceeds from our initial public offering for general corporate purposes, which may include investing in course development, expanding our learning center network, sales and marketing activities, technology infrastructure and capital expenditures, upgrading facilities, paying dividends, repurchasing shares and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

Based upon this evaluation, our management concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted several deficiencies that we believe to be material weaknesses as of December 31, 2019, including failure to provide oversight for the system of internal control and failure to effectively consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives; lack of sufficient requisite skills for the financial reporting under U.S. GAAP; failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives; lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions; lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions; failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions; lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities;

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019.

During 2020, we have undertaken the remedial steps to address the material weaknesses in our internal control over financial reporting as set forth below under “Management’s Plan for Remediation of Material Weaknesses.” Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2020.

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

Remediation of the Material Weaknesses in Internal Control over Financial Reporting Reported in 2019

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

To remediate the material weaknesses identified as of December 31, 2019 as described above, during 2020, we have established a comprehensive and effective internal control system with the assistance from a third party consulting firm which has provided relevant professional advisory services to us. We have assessed and will continuously access our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner. In respect of the ineffective disclosure controls and procedures and material weaknesses in our internal control over financial reporting identified as of December 31, 2019, we have undertaken remediation actions highlighted as follows:

a.	Engaged an advisory firm to assist on the internal control systems improvement during January to June of 2020, particularly focusing on the issues identified during the Independent Investigation and Restatement, and material weaknesses identified as above;
b.	Launched and improved the more comprehensive financial compliance policies, and severely punished those who have violated the policies;
c.	Continued to strengthen the supervision and controls on the IT functions, including the enhancement of authorization restriction and segregation of duties;
d.	Continued to deliver more internal trainings regrading compliance, code of conduct, ethics, new regulations and policies more frequently;
e.	Developed the facial recognition system, based on AI technique, to verify the authenticity of the student’s identity when students signed agreement in order to ensure the data accuracy in the CRM system.
f.	The polices and procedures of financial budget preparation and staff performance appraisal have been further reviewed and modified so as to prevent the occurrence of improper actions and behavior undertaken by staffs; and
g.	Launched policies of “Zero Tolerance” and “Red Line” for major violations of company’s policy and code of conducts, and emphasized that major violations would be subject to severe punishments and consequences.

Changes in Internal Control over Financial Reporting

Following the identification of the material weaknesses that were disclosed in the 2019’s annual report on Form 20-F filed with the SEC on April 24, 2020, we have taken a series of remedial actions. We believe we have remediated all material weaknesses that were identified in fiscal year 2018 and 2019.

In the fiscal years of 2019 and 2020, we have standardized essential business processes according to the requirements of our internal control system for accounting rules and financial reporting, to ensure the authenticity and integrity of our financial reporting. Specifically, the internal control team has undertaken multiple measures in standardizing the following business processes for internal control purposes. These remedial actions, especially the internal audit function, improved our monitoring process. Our remedial actions included, but not limited to the following:

a.	Adjusted our internal audit reporting structures to ensure enhanced oversight over the Company’s financial reporting function;
b.	Appointed new chief executive officer and chief financial officer in fiscal year 2020;
c.	Provided trainings to our employees on issues identified in the Independent Investigation and delivered more internal trainings regrading compliance, code of conduct, ethics, new regulations and policies more frequently;
d.	Launched and improved the internal control execution plan to supervise and monitor the operational functions;
e.	Launched electronic student contracts in the CRM system to ensure the existence, accuracy and completeness of contract data;

f.	Combined the operational accounting team and reporting team so as to ensure both teams will communicate and cooperate smoothly and effectively;
g.	Redesigned and improved the approach for performance appraisal for heads of centers and senior management; and
h.	Reinforced the implementation of authorization limits matrix and segregation of duties systems to ensure the appropriateness of all approvals, authorizations, and confirmations granted.

From January 1, 2020 to December 31, 2020, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected our internal control over financial reporting. As of the date of this annual report, we have engaged in, and will continue to engage measures to improve our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, and its attestation report is set forth as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Tarena International, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Tarena International, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2020 and 2019  and the related consolidated statements of income, shareholders’ equity, and cash flows and the related notes for each of the three years in the period ended December 31, 2020 of the Company, and our report dated April 13, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

Beijing, China

April 13, 2021

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Arthur Lap Tat Wong, an independent director and member of our audit committee, is an audit committee financial expert.

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.tedu.cn/

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP and Shanghai Deloitte Tax Ltd. Tianjin Branch, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2019	2020

	(in thousands)
Audit Fees(1)	7,310	8,334
Tax Fees(2)	312	578

Note:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.
(2)	“Tax fees” means the aggregate fees billed or payable for services rendered by independent registered public accounting firm for tax advisory, tax retainer and compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above.

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

On June 22, 2018, our board of directors authorized an increase to the size of the share repurchase plan it adopted on August 21, 2017 from US$30 million to US$70 million and an extension of the term to June 20, 2019. Under the revised plan, the Company is authorized to repurchase up to an aggregate value of US$70 million of the Company’s shares until June 20, 2019. The other terms of the share repurchase plan remain unchanged. In 2018, we repurchased 3,768,495 ADSs for an aggregate consideration of US$30.3 million under our share repurchase plan, as amended.

The following table sets forth a summary of our repurchase of our ADSs made in 2018 under the share repurchase programs described in the paragraph above.

			Total Number of	Maximum Dollar
			ADSs	Value of ADSs
			Purchased as Part	that
			of	May Yet Be
	Total		Publicly	Purchased Under
	Number of		Announced	Plans or
	ADSs	Average Price	Plans or	Programs
Period	Purchased(1)	Paid Per ADS(1)	Programs	(US$)
June (from June 7 to June 29)	1,298,299	7.7542	1,298,299	35,446,262
July (from July 2 to July 31)	1,227,290	8.3428	1,227,290	25,207,249
August (from August 1 to August 24)	405,481	8.8865	405,481	21,603,948
September (from September 4 to September 26)	246,280	8.5045	246,280	19,509,453
October (from October 1 to October 15)	202,149	7.7214	202,149	17,948,581
November (from November 20 to November 30)	138,065	7.1202	138,065	16,965,528
December (from December 3 to December 24)	256,178	6.8124	256,178	13,510,731
(1)	Each ADS represents one Class A ordinary share.

In 2019, we purchased 94,100 ADSs for an aggregate consideration of US$0.3 million.

The following table sets forth a summary of our repurchase of our ADSs made in 2019.

			Total Number of	Maximum Dollar
			ADSs	Value of ADSs
			Purchased as Part	that
			of	May Yet Be
	Total		Publicly	Purchased Under
	Number		Announced	Plans or
	of ADSs	Average Price	Plans or	Programs
Period	Purchased(1)	Paid Per ADS(1)	Programs	(US$)
February (from February 1 to February 28)	46,792	6.3520	46,792	13,213,507
August (from August 1 to August 31)(2)	4,362	1.1912	0	0
December (from December 1 to December 31)(2)	42,946	0.8886	0	0
(1)	Each ADS represents one Class A ordinary share.
(2)	These Class A ordinary shares were repurchased not through the revised share repurchase plan, which expired on June 20, 2019. We repurchased these Class A ordinary shares from our employees in private transactions.

In 2020, we purchased 1,382 ADSs for an aggregate consideration of US$0.005 million.

The following table sets forth a summary of our repurchase of our ADSs made in 2020.

			Total	Maximum
			Number of	Dollar
			ADSs	Value of
			Purchased as	ADSs that
			Part of	May Yet Be
	Total		Publicly	Purchased
	Number of	Average	Announced	Under
	ADSs	Price	Plans or	Plans or Programs
Period	Purchased (1)	Paid Per ADS (1)	Programs	(US$)
March (from March 1 to March 31)(2)	1,382	0.1542	0	0
(1)	Each ADS represents one Class A ordinary share.
(2)	We repurchased these Class A ordinary shares from our employees in private transactions.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure required by this Item 16.F. has previously been disclosed in Item 16.F. of our annual report on Form 20-F for the year ended December 31, 2018, filed on April 24, 2020.

ITEM 16.G.CORPORATE GOVERNANCE

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2020 in 2020. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2020. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Tarena International, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Marcum Bernstein & Pinchuk LLP

101.INS*	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*     Filed herewith.

**   Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tarena International, Inc.

	By:	/s/ Ying Sun
	Name:	Ying Sun
	Title:	Director and Chief Executive Officer

Date: April 13, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tarena International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 13, 2021, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease in 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842, Leases (“Topic 842”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

Critical Audit Matter Description

As described in Note 1 to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis, which assumes that the Company will continue as a going concern for a period of at least twelve months from the financial statement issuance date, and accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. For the fiscal years ended December 31, 2020 and 2019, the Company has reported net losses of RMB771.2 million and RMB1,038.9 million, respectively. As of December 31, 2020, net current liabilities amounted to RMB2,132.9 million. These adverse conditions and events, before consideration of management’s plans, raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate the adverse conditions and events include a business plan with projected future cash flows covering the next twelve months from the financial statement issuance date and, if necessary, accessing additional funding through debt financing and the disposition of certain long-lived assets.

Auditing the Company’s going concern assessment is a critical audit matter, as it involved significant judgment by management when preparing the business plan with projected future cash flows and its ability to access funding included in the going concern assessment, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the relevant audit evidence.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	obtaining an understanding, evaluating the design, and testing controls over the Company’s going concern assessment process. For example, we tested controls over management’s review of significant assumptions in relation to financing options used in the assessment and the sensitivity analyses over the key inputs to the cash flow forecasts described above;
●	testing the completeness, accuracy, and relevance of underlying data, and evaluating the reasonableness of the assumptions used in the projected future cash flows by considering (i) the Company’s current and past performance, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit;
●	assessing the level of certainty in its ability to access funding;
●	assessing the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position and compared those results to the sensitivity analyses performed by management; and
●	assessing the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

Realizability of Deferred Tax Assets

Critical Audit Matter Description

As described in Note 11 to the consolidated financial statements, the Company had deferred tax assets of RMB288.6 million, net of a RMB146.4 million valuation allowance as of December 31, 2020. The gross deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Auditing management’s analysis of the realizability of its deferred tax assets is a critical audit matter, as it involved especially subjective judgment and assumptions in relation to estimating the projections of future taxable income that may be affected by future market or economic conditions.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets. This included controls over management’s evaluation of the schedule of the future reversal pattern of existing taxable temporary differences that have been identified as a source of future taxable income; and
●	testing the Company’s calculation of future taxable income from the reversal of existing temporary taxable differences and evaluating the schedule of the reversal patterns. In addition, we considered the feasibility of tax planning strategies; and, evaluated projected future taxable income exclusive of reversing temporary differences and carryforwards. We also involved our tax professionals to assist in evaluating the Company’s consideration of the future taxable income.

Impairment on property and equipment and right of use assets

Critical Audit Matter Description

As described in Note 5 and Note 16 to the consolidated financial statements, the carrying amount of the Company’s property and equipment and right of use assets as of December 31, 2020 were RMB464.5 million and RMB586.5 million, respectively. The Company tests the property and equipment and right of use assets (the “asset groups”) for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset groups may not be recoverable.

Auditing the management’s assessment of the impairment of asset groups is a critical audit matter. The management’s impairment assessment involved a high degree of subjectivity, including the projection of future cash flows. The significant assumptions used in calculating projected future cash flows are sales growth rates, gross margin ratios and discount rate. Projected future cash flows for the asset groups are based on management’s estimates of future cash flows over the remaining expected life or lease period, if shorter.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over management’s processes to determine the fair value of asset groups and measure any impairment. This included controls over management’s determination and assessment of the sales growth rates, gross margin ratios and discount rate underlying the fair value calculation;
●	testing the completeness, accuracy, and relevance of underlying data used in the future cash flows and evaluating the reasonableness of the assumptions used by the Company by comparing actual results to the Company’s historical forecasts, and other forecasted financial information prepared by the Company, as well as management’s consideration of current industry and economic trends; and
●	involving our internal valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s valuation methodologies and assessing the significant assumptions used to determine the fair value of the asset groups.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2019.

Beijing, China

April 13, 2021

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2(f)	537,701	320,179	49,070
Time deposits	2(f)	83,081	6,257	959
Restricted cash	2(f)	—	38,369	5,880
Accounts receivable, net of allowance for doubtful accounts	3	31,442	32,790	5,025
Amounts due from related parties	12	16,492	305	47
Prepaid expenses and other current assets	4	132,539	138,353	21,204
Total current assets		801,255	536,253	82,185

Time deposits-non current	2(f)	406	—	—
Accounts receivable, net of allowance for doubtful accounts-non current	3	724	192	29
Property and equipment, net	5	576,633	464,490	71,186
Intangible assets, net		17,669	13,444	2,060
Right-of-use assets	16	773,472	586,451	89,878
Goodwill		52,782	52,782	8,089
Long-term investments, net	6	67,773	67,592	10,359
Deferred income tax assets	11	99,789	142,220	21,796
Other non-current assets, net	7	121,517	95,825	14,685
Total assets		2,512,020	1,959,249	300,267

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	8	89,162	10,710	1,641
Accounts payable		16,563	10,293	1,577
Amounts due to related parties		239	180	28
Operating lease liabilities-current	16	241,710	199,083	30,511
Income taxes payable	11	69,671	76,817	11,773
Deferred revenue- current	2(k)	1,554,431	1,980,138	303,469
Accrued expenses and other current liabilities	9	397,558	391,904	60,062
Total current liabilities		2,369,334	2,669,125	409,061

Deferred revenue- non current	2(k)	31,539	18,060	2,768
Operating lease liabilities-non current	16	508,810	406,251	62,261
Other non-current liabilities		5,401	5,082	779
Total liabilities		2,915,084	3,098,518	474,869
Commitments and contingencies	17	—	—	—

Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 53,806,534 and 55,546,254 shares issued, 46,707,393 and 48,346,384 shares outstanding as of December 31, 2019 and 2020, respectively)		337	349	53
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		74	74	11
Treasury shares (7,099,141 and 7,199,870 Class A ordinary shares as of December 31, 2019 and 2020, at cost)	13	(457,169)	(459,815)	(70,470)
Additional paid-in capital		1,284,573	1,324,161	202,937
Accumulated other comprehensive income		51,386	49,120	7,528
Accumulated deficit		(1,279,248)	(2,045,891)	(313,547)
Total equity deficit to the shareholders of Tarena International, Inc.		(400,047)	(1,132,002)	(173,488)
Non-controlling interest		(3,017)	(7,267)	(1,114)
Total liabilities and equity		2,512,020	1,959,249	300,267

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		Year Ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Net revenues	10	2,085,371	2,051,354	1,897,883	290,863
Cost of revenues(a)		(918,549)	(1,173,834)	(1,066,842)	(163,501)
Gross profit		1,166,822	877,520	831,041	127,362
Selling and marketing expenses(a)		(1,047,632)	(1,119,698)	(906,337)	(138,902)
General and administrative expenses(a)		(546,568)	(723,306)	(630,618)	(96,646)
Research and development expenses(a)		(167,254)	(132,672)	(100,466)	(15,397)
Operating loss		(594,632)	(1,098,156)	(806,380)	(123,583)
Interest income (expense)		26,200	15,859	(199)	(30)
Other (loss) income		(33,583)	246	5,201	797
Foreign currency exchange gains (loss)		4,951	1,614	(4,849)	(743)
Loss before income taxes		(597,064)	(1,080,437)	(806,227)	(123,559)
Income tax benefit	11	4,865	41,559	35,034	5,369
Net loss		(592,199)	(1,038,878)	(771,193)	(118,190)
Less: Net loss attributable to non-controlling interests		(2,025)	(2,792)	(4,550)	(697)
Net loss attributable to Class A and Class B ordinary shareholders		(590,174)	(1,036,086)	(766,643)	(117,493)

Basic loss per Class A and Class B ordinary share	15	(10.74)	(19.41)	(14.11)	(2.16)
Diluted loss per Class A and Class B ordinary share	15	(10.74)	(19.41)	(14.11)	(2.16)

Net loss		(592,199)	(1,038,878)	(771,193)	(118,190)

Other comprehensive income (loss)
Foreign currency translation adjustment		11,100	914	(2,266)	(347)
Comprehensive loss		(581,099)	(1,037,964)	(773,459)	(118,537)
Less: Comprehensive loss attributable to non-controlling interests		(2,025)	(2,792)	(4,550)	(697)
Comprehensive loss attributable to Class A and Class B ordinary shareholders		(579,074)	(1,035,172)	(768,909)	(117,840)

(a) Includes share-based compensation expense as follows (note 14):
Cost of revenues		(2,265)	(983)	(379)	(58)
Selling and marketing expenses		(8,866)	(6,502)	(1,842)	(282)
General and administrative expenses		(84,645)	(36,719)	(26,242)	(4,022)
Research and development expenses		(28,477)	(14,968)	(7,783)	(1,193)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of RMB, except for number of shares and per share data)

	Ordinary Shares
	Number of		Number of					Retained
	Class A		Class B			Additional	Accumulated Other	Earnings	Non-
	Ordinary		Ordinary		Treasury	Paid-in	Comprehensive	(accumulated	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Capital	Income (Loss)	deficit)	Interest	Equity (deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	52,340,176	327	7,206,059	74	(255,103)	1,094,872	39,372	389,967	—	1,269,509
Net loss	—	—	—	—	—	—	—	(590,174)	(2,025)	(592,199)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	632,402	4	—	—	—	2,947	—	—	—	2,951
Foreign currency translation adjustment	—	—	—	—	—	—	11,100	—	—	11,100
Non-controlling interest contribution	—	—	—	—	—	—	—	—	1,050	1,050
Share-based compensation	—	—	—	—	—	124,253	—	—	—	124,253
Dividends	—	—	—	—	—	—	—	(42,955)	—	(42,955)
Purchase of Class A ordinary shares	—	—	—	—	(202,066)	—	—	—	—	(202,066)
Balance as of December 31, 2018	52,972,578	331	7,206,059	74	(457,169)	1,222,072	50,472	(243,162)	(975)	571,643
Net loss	—	—	—	—	—	—	—	(1,036,086)	(2,792)	(1,038,878)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	833,956	6	—	—	—	3,329	—	—	—	3,335
Foreign currency translation adjustment	—	—	—	—	—	—	914	—	—	914
Non-controlling interest contribution	—	—	—	—	—	—	—	—	750	750
Share-based compensation	—	—	—	—	—	59,172	—	—	—	59,172
Balance as of December 31, 2019	53,806,534	337	7,206,059	74	(457,169)	1,284,573	51,386	(1,279,248)	(3,017)	(403,064)
Net loss	—	—	—	—	—	—	—	(766,643)	(4,550)	(771,193)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,739,720	12	—	—	—	3,342	—	—	—	3,354
Foreign currency translation adjustment	—	—	—	—	—	—	(2,266)	—	—	(2,266)
Non-controlling interest contribution	—	—	—	—	—	—	—	—	300	300
Share-based compensation	—	—	—	—	—	36,246	—	—	—	36,246
Treasury shares	—	—	—	—	(2,646)	—	—	—	—	(2,646)
Balance as of December 31, 2020	55,546,254	349	7,206,059	74	(459,815)	1,324,161	49,120	(2,045,891)	(7,267)	(1,139,269)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(592,199)	(1,038,878)	(771,193)	(118,190)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	158,757	194,806	177,478	27,200
Amortization of operating lease right-of-use asset	—	218,314	170,022	26,057
Bad debt provision	—	2,251	13,900	2,130
Loss on disposal of property and equipment	1,238	5,118	3,303	506
Deferred income tax benefit	(46,595)	(46,037)	(42,431)	(6,503)
Share based compensation expense	124,253	59,172	36,246	5,555
Investment loss (income)	1,548	(27)	77	12
Foreign currency exchange (gain) loss, net	(4,440)	(1,614)	4,849	743
Impairment of long-term investments	35,524	2,000	—	—
Changes in operating assets and liabilities:
Accounts receivable	6,000	17,641	(7,779)	(1,192)
Amounts due from related parties	(2,996)	(54)	(252)	(39)
Inventory	(971)	(3,551)	699	107
Prepaid expenses and other current assets	(3,454)	22,773	97	15
Accrued interest income on time deposits	9,814	538	(2,307)	(354)
Other non-current assets	(15,986)	(4,616)	14,549	2,230
Accounts payable	(390)	55	821	126
Fund wired to a related party	(22,488)	—	—	—
Fund received from a related party	22,488	—	—	—
Amounts due to related parties	656	(634)	(58)	(9)
Income taxes payable	2,978	(2,176)	7,146	1,095
Deferred revenue	445,854	755,951	412,228	63,177
Accrued expenses and other current liabilities	44,128	29,086	2,289	351
Operating lease liabilities	—	(241,266)	(128,186)	(19,645)
Other non-current liabilities	(638)	(582)	(319)	(49)
Net cash provided (used in) by operating activities	163,081	(31,730)	(108,821)	(16,677)

Investing activities:
Purchase of property and equipment and intangible assets	(276,253)	(161,275)	(79,414)	(12,171)
Proceeds from disposal of property and equipment	8,905	10,144	7,909	1,212
Purchase of long-term investments	(14,580)	(3,000)	(4,000)	(613)
Purchase of time deposits	(284,166)	(341,722)	(94,426)	(14,471)
Proceeds from maturity of time deposits	563,354	419,777	171,660	26,308
Payment for acquisition of RTEC	(57,700)	—	—	—
Cash acquired from acquisition of RTEC	11,424	—	—	—
Issuance of loans to employees	(69,784)	(12,042)	(8,782)	(1,346)
Proceeds from repayment of loans to employees	26,823	36,901	6,396	980
Net cash used in investing activities	(91,977)	(51,217)	(657)	(101)

Financing activities:
Proceeds from bank borrowing	13,229	89,162	10,710	1,641
Contribution from non-controlling entities	1,050	750	300	46
Repayment of bank borrowings	—	(13,792)	(89,162)	(13,665)
Collection of loan from a related party	—	—	6,499	996
Issuance of Class A ordinary shares in connection with exercise of share options	2,951	3,335	3,354	514
Payment of dividend	(42,955)	—	—	—
Repurchase of treasury shares	(196,957)	(5,058)	—	—
Net cash (used in) provided by financing activities	(222,682)	74,397	(68,299)	(10,468)

Changes in cash, cash equivalents and restricted cash	(151,578)	(8,550)	(177,777)	(27,246)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	10,571	567	(1,376)	(210)
Net change in cash, cash equivalents and restricted cash	(141,007)	(7,983)	(179,153)	(27,456)

Cash, cash equivalents and restricted cash at beginning of year	686,691	545,684	537,701	82,406

Cash, cash equivalents and restricted cash at end of year	545,684	537,701	358,548	54,950

Supplemental disclosure of cash flow information:
Income taxes paid	37,216	6,654	615	94
Interest paid	163	419	4,954	759
Non-cash investing and financing activities:
Accrual for purchase of equipment	18,292	16,272	9,180	1,407
Payable for repurchase of treasury shares	5,109	—	—	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	—	432,898	484,202	74,207

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

1     DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (continued)

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, Tarena International cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Agreement is found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the WFOE, its subsidiaries and Beijing Tarena;
●	discontinue or restrict the conduct of any transactions between the WFOE, its subsidiaries and Beijing Tarena;
●	impose fines, confiscate the income from Beijing Tarena, or impose other requirements with which the Company may not be able to comply;
●	require Tarena International to restructure its ownership structure or operations, including terminating the contractual arrangements with Beijing Tarena and deregistering the equity pledges of Beijing Tarena; and
●	restrict or prohibit the use of the proceeds of future offering to finance the Company’s business and operations in the PRC.

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

The equity interests of Beijing Tarena are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of Tarena International. Mr. Han and Mr. Li each holds 67.8% and 0.1% of the total voting rights as of December 31, 2020, respectively, assuming the exercise of all outstanding options held by Mr. Han and Mr. Li as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in Beijing Tarena to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are both Tarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Beijing Tarena, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

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

The assets and liabilities of Beijing Tarena and its subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2019 and 2020 are as follows:

	December 31,
	2019	2020
	RMB	RMB
Cash	211	1,332
Amounts due from Tarena International and its wholly-owned subsidiaries	39,464	113,394
Amounts due from a related party	4	4
Prepaid expenses and other current assets	2,269	4,103
Total current assets	41,948	118,833

Property and equipment, net	2,121	1,552
Long term investments, net	48,380	48,380
Deferred income tax assets	—	74
Right-of-use assets	7,083	5,540
Other non-current assets	363	539
Total assets	99,895	174,918

Accounts payable	282	8,610
Deferred revenue-current	51,808	138,529
Operating lease liabilities-current	2,574	3,377
Income taxes payable	2,049	8,037
Accrued expenses and other current liabilities	17,397	13,909
Amounts due to Tarena International and its wholly-owned subsidiaries	74,991	21,072
Amounts due to related parties	130	—
Total current liabilities	149,231	193,534

Deferred revenue-non current	215	133
Operating lease liabilities-non current	3,843	1,536
Other non-current liabilities	122	122
Total liabilities	153,411	195,325

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1     DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (continued)

The financial performance and cash flows of Beijing Tarena and its subsidiaries that were included in the accompanying consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	4,232	32,013	127,043
Net (loss) income	(16,900)	(37,565)	32,869
Net cash provided by operating activities	1,540	36,902	122,813
Net cash used in investing activities	(24,083)	(34,226)	—
Net cash provided by (used in) financing activities	23,625	(3,841)	(121,692)

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

(c)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB6.5250, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1     DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)   Significant concentrations and risks

Revenue concentration

A substantial portion of the Company’s total net revenues are generated from K-12 Computer Programming, Digital Arts, K-12 Robotics Programming and Java courses. The percentages of the Company’s total net revenues from K-12 Computer Programming, Digital Arts, K-12 Robotics Programming and Java courses are as follows:

	Year Ended December 31,
	2018	2019	2020
K-12 Computer Programming	7.1%	12.8%	20.6%
Digital Arts	28.7%	22.9%	16.8%
K-12 Robotics Programming	2.1%	9.3%	15.7%
Java	18.3%	19.0%	13.8%
Total	56.2%	64.0%	66.9%

The Company expects net revenues from these four training courses to continue to represent a majority portion of its total net revenues in the future. Negative factors that adversely affect net revenues generated by these four training courses will have a material adverse effect on the Company’s business, financial condition and results of operations. There were no other courses that represented revenues greater than 10% of total revenues.

A substantial portion of the Company’s students financed their tuition fees through the loans offered to them by financial service providers including Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd. and Beijing Ronglian Century Information Technology Co., Ltd., during the 3-year period ended December 31, 2020. The Company expects students financed by these companies to continue to represent a major portion of its total students in the future. The Company believes other companies could provide similar loans to its students on comparable terms. However, negative factors that adversely affect these companies will have a material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

The percentages of the Company’s total net revenues generated from its business operations in Beijing are 13.5%, 13.8% and 17.2% for the years ended December 31, 2018, 2019 and 2020, respectively.

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

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)   Liquidity Condition and going concern

The Company incurred net losses from operations of RMB592 million, RMB1,039 million and RMB771 million for the year ended December 31, 2018, 2019 and 2020, respectively. For the years ended December 31, 2018, the Company generated net cash inflow from operating activities amounting to RMB163 million. For the year ended December 31, 2019 and 2020, the Company generated net cash outflows from operating activities amounting to RMB32 million and RMB109 million, respectively. As of December 31, 2020, the Company’s net current liability was RMB2,133 million. The Company’s cash balance as of December 31, 2020 is not sufficient to meet its cash obligations or liabilities when they become due over the next twelve months from the date of issuance of the consolidated financial statements. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

As of December 31, 2020, the Company’s deferred revenue amounted to RMB1,998 million and does not represent potential cash outflows in the future but is expected to be recognized in revenues in the end.

These adverse conditions and events indicate there could be substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level by offering online courses to all students, implementing comprehensive budget control and operation assessment, implementing enhanced vendor review and selection processes as well as enhancing internal controls on payable management, creating synergy of the Company’s resources and improving cash inflow by debt financing and the sale of properties and treasury stocks. As of the date of issuance of the consolidated financial statements, the Company has unused the line of credit of RMB200 million with expiration date June 2021. Besides, the Company has two office buildings, which locate in Qingdao and Beijing, total amounted to RMB133 million available for sale for future operating fund shortage if any. In addition, the Company has treasury stocks of 7,099,141 Class A ordinary shares, which were purchased in prior years. The treasury stock can be resold by a purchase price of $4.00 per ADS if the privatization process of the Company has completed, or sold to public through stock exchange without restriction. The total amount of such treasury stocks will be around RMB185 million with the exchange rate of the RMB against the U.S. dollar at 6.5250. Given the considerable gross margin ratio in its operations, the balance of deferred revenue mentioned above and the three available funding sources mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)   Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimated stand-alone selling price under ASC 606, the guarantee liability under ASC Topic 460, the fair values of share-based compensation awards, goodwill impairment and long term investments, the allowance for credit losses of accounts receivable, amounts due from related parties, prepaid expenses and other current assets and other non-current assets under ASC 326, the realizability of deferred income tax assets, the accruals for other contingencies, the useful lives and the recoverability of the carrying amounts of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

(e)   Foreign currency (continued)

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

(f)   Cash, cash equivalents, restricted cash and time deposits

Cash consists of cash in bank and deposits place in third party payment processors of Alipay, Wechat wallet and Baidu wallet, which are unrestricted as to withdrawal. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased.

Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. Time deposits which mature over one year as of the balance sheet date are included in non-current assets.

The Company has no restricted cash as of December 31, 2019. Restricted cash is the cash received from financial service provider for students’ tuition fee, which will release to cash along with the service provided to the students. The balance as of December 31, 2020 is RMB38.4 million.

Cash, cash equivalents, time deposits and restricted cash maintained at financial institutions consist of the following:

	December 31,
	2019	2020
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	470,673	278,789
US dollar denominated bank deposits with financial institutions in the PRC	136,640	81,283
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	9,939	793
HK dollar denominated bank deposits with financial institutions in HK SAR	74	50
RMB denominated bank deposits with a financial institution in HK SAR	132	2,022
US dollar denominated bank deposits with a financial institution in the U.S.	135	117
TWD denominated bank deposits with a financial institution in Taiwan	24	579
CAD denominated bank deposits with a financial institution in Canada	3,571	1,172
Total	621,188	364,805

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

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)   Accounts receivable

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments affect loans, debt securities, trade receivables, net investments in leases, exposures on guarantee liabilities, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. We adopted this guidance on January 1, 2020 with no material impact on our consolidated financial statements and related disclosures as a result of adopting the new standard.

Accounts receivable primarily represent tuition fees due from students, universities and colleges and financial service providers. Accounts receivable which are due over one year as of the balance sheet date are presented as non-current assets. The unearned interest on accounts receivable which are due over one year is reported in the consolidated balance sheets as a direct deduction from the principal amount of accounts receivable. The Company maintains an allowance for credit losses for estimated losses resulting from the inability of its students, universities and colleges or financial service providers to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the financial condition, the accounts receivables aging, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. Accounts receivable that are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

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

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)   Goodwill

In January 2017, the FASB issued ASU 2017-04, simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. We adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

We assess goodwill for impairment on annual basis in accordance with ASC 350-20, Intangibles – Goodwill and Other: Goodwill, which permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The Company performs the annual goodwill impairment assessment using qualitative and quantitative impairment test on September 30 and no goodwill impairment was identified.

(j)   Long-term investments

●	Equity investments without readily determinable fair values

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

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   Long-term investments (continued)

●	Equity method investments

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

●	Available-for-sale debt securities

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

(k)   Revenue recognition

The Company adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018, 2019 and 2020 were presented under ASC 606.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Revenue recognition (continued)

The Company evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

●	identifying the contract(s) with the customer;
●	identifying the performance obligations in the contract;
●	determining the transaction price;
●	allocating the transaction price to performance obligations in the contract; and
●	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

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

The contract liabilities consist of deferred revenue, which represent the Company has received consideration but has not satisfied the related performance obligations. The revenue recognized for years ended December 31, 2019 and 2020 that was previously included in the deferred revenue balances as of December 31, 2018 and December 31, 2019 was RMB648,050 and RMB905,867, respectively.

The Company’s deferred revenue amounting to RMB1,585,970 and RMB1,998,198 as of December 31, 2019 and 2020, respectively. Starting from second half year 2019, the Company enters into contracts that have an original expected length of more than one year with certain students. The remaining performance obligations of these contracts are as following:

	For the years ended December 31,
	2021	2022	Total
	RMB	RMB	RMB
Revenue expected to be recognized on these contracts	112,786	18,549	131,335

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

For accounting purposes, at the inception of each loan, the Company recognizes the guarantee liability in accrued expenses and other current liabilities at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Company is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The guarantee liabilities are generally reduced by recording a credit to guarantee service revenue as the guarantor is released from the underlying guaranteed risk. Subsequent to initial recognition, the guarantee obligation’s release from risk has typically been recognized over the term of the guarantee using a rational amortization method. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450, loans with similar risk characteristics are pooled into cohorts. The ASC 450 contingent component is recognized as part of operating expenses. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

(n)   Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were RMB339,385, RMB416,814 and RMB297,484 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

(o)   Operating lease (continued)

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

(p)   Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive loss when the grant becomes receivable. Government grants of RMB2,292, RMB1,665 and RMB4,735 were recognized and included in other income (loss) for the years ended December 31, 2018, 2019 and 2020, respectively.

(q)   Research and development expense

Research and development costs are expensed as incurred.

(r)   Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 20.7% to 51.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive loss when the related service is provided. For the years ended December 31, 2018, 2019, and 2020, the costs of the Company’s obligations to the defined contribution plans amounted to RMB129,455, RMB143,438, and RMB53,750, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

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

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)   Income taxes (continued)

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. For the year ended December 31, 2020, there were no uncertain tax positions and the Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months.

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

(t)   Share based compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical of employee turnover rates.

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

(v)   Loss per share (continued)

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

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 inputs are unobservable inputs for the asset or liability.

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

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other current liabilities as of December 31, 2019 and 2020 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2019 and 2020 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

The fair values of time deposits as of December 31, 2019 and 2020 are categorized as Level 2 measurement.

(y)   Recently issued accounting standards

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted for public business entities for periods for which financial statements have not yet been issued. The Company has considered the financial and operational situations of equity method investees and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

Recently issued ASUs by the FASB, except for the ASU mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3     ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31,
	2019	2020
	RMB	RMB
Accounts receivable:
Gross	34,634	43,191
Unearned interest	(217)	(995)
Total accounts receivable	34,417	42,196
Less: allowance for credit losses	2,251	9,214
Accounts receivable, net	32,166	32,982

The classification of accounts receivable is as follows:

	December 31,
	2019	2020
	RMB	RMB
Accounts receivable – current portion	31,442	32,790
Accounts receivable – non-current portion	724	192
Total accounts receivable, net	32,166	32,982

The movements of the allowance for doubtful accounts are as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	2,251
Additions charged to bad debt expense	—	2,251	6,963
Balance at the end of the year	—	2,251	9,214

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

4     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2019	2020
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid rental expenses		15,290	12,304
Interest receivable from time deposits		2,206	894
Prepaid deposits	(a)	26,913	25,238
Prepaid advertising expenses		8,878	7,656
Prepaid value-added tax		28,545	40,352
Loans made to employees	(b)	17,947	20,421
Professional fee		13,859	11,169
Inventory		5,325	4,626
Others		13,576	15,693
Total prepaid expenses and other current assets		132,539	138,353

(a)	It mainly included prepaid advertising deposits.
(b)	The Company provides short-term interest-free loans to employees for their purchase of residence or other personal needs.

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2019	2020
	RMB	RMB
Office buildings	285,867	285,867
Furniture	53,223	48,253
Office equipment	474,839	409,682
Leasehold improvements	242,122	243,407
Total property and equipment	1,056,051	987,209
Less: accumulated depreciation	479,418	522,719
Property and equipment, net	576,633	464,490

The office buildings with a total carrying value of RMB197,737 as of December 31, 2020 have been pledged for the Company’s short-term bank loans (see note 8).

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	127,850	150,188	132,898
Selling and marketing expenses	11,211	19,303	18,137
General and administrative expenses	16,511	22,314	18,867
Research and development expenses	1,335	733	1,354
Total	156,907	192,538	171,256

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

6     LONG-TERM INVESTMENTS, NET

Long-term investments consist of the following:

		December 31,
		2019	2020
		RMB	RMB
Equity investments without readily determinable fair values
A company providing mechanic training	(a)	12,000	12,000
A company providing intelligent robot products	(b)	24,000	24,000
A company providing information sharing IT platform	(c)	22,500	22,500
Other equity investments without readily determinable fair values	(d)	30,880	30,880
Impairment of equity investments without readily determinable fair values		(37,000)	(37,000)
Total equity investments without readily determinable fair values, net		52,380	52,380
Equity method investments
Companies providing hockey program management		2,223	2,132
A company providing Internet product solutions	(e)	13,694	13,604
Impairment of equity method investments		(524)	(524)
Total equity method investments, net		15,393	15,212
Available-for-sale investment	(f)	15,000	15,000
Impairment of available-for-sale investments	(f)	(15,000)	(15,000)
Total available-for-sale investment, net		—	—
Total long-term investments, net		67,773	67,592

(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanic in vehicle maintenance and repair. No impairment loss was recognized as of December 31, 2019 and 2020, and for the years then ended.
(b)	In May 2017, the Company paid RMB24,000 in cash to acquire 6% of the total equity interest in a company, which provides intelligent robot product. Based on the fact that the business conditions of this investee deteriorated, the Company recognized impairment loss of RMB24,000 for the years ended December 31, 2018, and with an impairment balance of RMB 24,000 as of December 31, 2019 and 2020, respectively.
(c)	In July 2017, the Company paid RMB22,500 in cash to acquire 15% of the total equity interest in a company, which provides an information sharing IT platform. No impairment loss was recognized as of December 31, 2019 and 2020, and for the years then ended.
(d)	During the years ended December 31, 2018 and 2019, the Company acquired minority equity interest in several third-party companies. The Company recognized impairment loss of RMB2,000 and nil for the years ended December 31, 2019 and 2020, respectively, and with an impairment balance of RMB13,000 as of December 31, 2019 and 2020, respectively.
(e)	In January 2018, the Company paid RMB14,000 in cash to acquire 20% of equity interest of a company which provides IT consulting services and programming account for the investment using equity method. No impairment loss was recognized as of December 31, 2019 and 2020, and for the years then ended.
(f)	In October 2016, the Company paid RMB10,000 in cash to acquire 13.9% equity interest in a private company, which provides employment course trainings and recruitment services. As it was found that the investee provided overstated financial statements to the new investors during the private placement in 2017 and lost in a lawsuit sued by one of the shareholders. Accordingly, the Company determined it to be fully impaired in 2017. The Company recognized no impairment loss for the years ended December 31, 2019 and 2020, respectively, and with an impairment balance of RMB 15,000 as of December 31, 2019 and 2020, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

7     OTHER NON-CURRENT ASSETS, NET

Other non-current assets consist of the following:

		December 31,
		2019	2020
		RMB	RMB
Other non-current assets:
Rent and property management deposits		55,607	51,786
Loans made to employees	(a)	43,546	30,284
Prepayment for equipment and leasehold improvement		14,506	10,276
Others		7,858	3,479
Total other non-current assets, net		121,517	95,825

(a)	Starting from 2016, the Company began to provide five-year loans with the annual interest rate of 3.325% and 5.0% to the employees for their purchase of houses and employees pledged by their share options respectively. The interest was paid monthly and the principal was repaid upon maturity.

8     SHORT-TERM BANK LOANS

On August 9, 2019, the Company entered into two lines of credit contracts with Bank of Beijing to borrow RMB190,000 in total with validity period on August 8, 2021. The loan bears a fixed interest rate of one-year Loan Prime Rate (“LPR”) plus 1.15% per annum on the date of drawing.

As of December 31, 2019, the Company has drawn RMB89,162, which will mature in 12 months from the drawdown date. The applicable interest rate for the loan is 5.3% per annum. The carrying value of office buildings pledged for the borrowing was RMB197,737. The loan was subsequently repaid in November and December 2020. In February 2021, the office buildings pledged were released.

As of December 31, 2020, the Company has drawn RMB10,710, which will mature in 12 months from the drawdown date. The applicable interest rate for the loan is 5.3% per annum.

The interest expenses of the loans were RMB19, RMB565 and RMB5,047 for the years ended December 31, 2018, 2019 and 2020, respectively.

9     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2019	2020
	RMB	RMB
Accrued payroll and employee benefits	141,955	194,862
Refund liability	67,625	71,843
Professional service fee	28,357	30,165
Payable for advertisement	40,652	23,287
Rental fee	9,943	11,153
VAT and other tax payables	11,111	9,535
Guarantee liability	10,921	5,808
Payable to a third-party individual	51,380	—
Others	35,614	45,251
Total	397,558	391,904

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10   NET REVENUES

(a)   Net revenues recognized under ASC Topic 606 for the years ended December 31, 2018, 2019 and 2020 consist of the following:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Tuition fee	1,896,642	1,877,242	1,786,230
Certification service fee	82,376	75,403	41,961
Loan referral service fee	18,096	19,939	7,801
Others	12,444	42,786	53,135
Business taxes and surcharges	(13,878)	(11,205)	(4,252)
Total net revenues	1,995,680	2,004,165	1,884,875

Others mainly include franchise fee and miscellaneous revenues.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred at a point in time	100,472	138,128	102,897
Services transferred over time	1,895,208	1,866,037	1,781,978
Total net revenues	1,995,680	2,004,165	1,884,875

(b)   Net revenues recognized under ASC Topic 460 for the years ended December 31, 2018, 2019 and 2020 consist of the following:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Guarantee service	89,691	47,189	13,008

11   INCOME TAXES

Under the current laws of the Cayman Islands, Tarena International is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2020, Tarena HK did not have any assessable profits arising in or derived from HK SAR. Tarena International’s PRC subsidiaries and consolidated VIEs and the subsidiaries of the VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

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

11   INCOME TAXES (CONTINUED)

One of the Chinese subsidiaries of the Company was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from 2014 in which its taxable income is greater than zero. As a result, its income tax rate for the years ended December 31, 2018 was 12.5%. For the year ended December 2019, the tax holiday expired and the income tax rate was 25%. In 2020, the entity was qualified as “Advanced and New Technology Enterprise” (“ANTE”) and its income tax rate was 15%.

In 2016, another Chinese subsidiary of the Company was qualified as an eligible software enterprise, and was entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from the year in which its taxable income is greater than zero. As a result, the income tax rate of this Chinese subsidiary for the year ended December 31, 2017 was nil, and for the years ended December 31, 2018, 2019 and 2020 was 12.5%.

Certain Tarena International’s subsidiaries and branches in China qualified as “Small Profit Enterprises” in 2018, and therefore are subject to the preferential income tax rate of 20% followed by a 50% exemption. From January 1, 2019 to December 31, 2021, the first RMB 1 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 75% exemption, while the remaining assessable profit before tax are subject to the tax rate of 20% followed by a 50% exemption.

In 2017, one of the Chinese subsidiaries of the Company was established in Horgus and qualified to be entitled to a special tax holiday that from the tax year of the first operating income, the subsidiary would be exempted from enterprise income tax for five years. As a result, the income tax rate of this Chinese subsidiary for the years ended December 31, 2018, 2019 and 2020 was nil.

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

Since the Company wound up some PRC subsidiaries for the year ended December 31, 2020, deferred tax assets consisting mainly of net operating loss carryforwards will no longer be utilizable in the future due to their cancellation. As a result, these deferred tax assets along with related valuation allowance provided from prior years were written-off by the management as of December 31, 2020.

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
PRC	(467,953)	(986,464)	(739,036)
Hong Kong	(2,031)	(876)	(8,280)
Cayman Islands	(126,887)	(87,470)	(54,913)
Taiwan	(166)	(2,292)	(1,549)
Canada	(27)	(3,335)	(2,449)
Total loss before income taxes	(597,064)	(1,080,437)	(806,227)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11   INCOME TAXES (CONTINUED)

Income tax (expense) benefit consists of the following:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expense	(16,058)	(4,478)	(7,397)
Withholding tax expense	(25,672)	—	—
Deferred income tax benefit	46,595	46,037	42,431
Total	4,865	41,559	35,034

The actual income tax expense reported in the consolidated statements of comprehensive loss for each of the years ended December 31, 2018, 2019 and 2020 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2018	2019	2020
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Impact of different tax rates in other jurisdictions	(5.3)%	(2.1)%	(1.8)%
Research and development bonus deduction	1.4%	0.8%	2.0%
Non-deductible expenses	(1.4)%	(1.3)%	(1.6)%
Preferential tax rates	(0.3)%	(10.8)%	(11.2)%
Change of tax rates	0.0%	(2.2)%	(2.9)%
Change in valuation allowance	(14.3)%	(5.6)%	(5.2)%
Withholding tax	(4.3)%	—	—
Actual income tax expense	0.8%	3.8%	4.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
	2019	2020
	RMB	RMB
Deferred income tax assets:
Impairment of long-term investments	11,750	11,750
Tax loss carry forwards	209,716	253,796
Advertising expense	15,232	19,805
Others	2,268	3,240
Total deferred income tax assets	238,966	288,591
Valuation allowance	(139,177)	(146,371)
Deferred income tax assets, net	99,789	142,220
Deferred income tax liabilities:
Valuation appreciation of intangible assets	1,701	1,384
Deferred income tax liabilities*	1,701	1,384

* Deferred income tax liabilities are combined in other non-current liabilities.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11   INCOME TAXES (CONTINUED)

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	72,271	169,543	139,177
Additions of valuation allowance	97,776	63,309	46,755
Reduction of valuation allowance	(504)	(2,553)	(4,643)
Change of tax rates	—	(71,090)	(30,671)
Change of decrease related to subsidiary disposals and expiration	—	(20,032)	(4,247)
Balance at the end of the year	169,543	139,177	146,371

The valuation allowance as of December 31, 2019 and 2020 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries, consolidated VIE, and the subsidiaries of the VIE, which were at cumulative loss positions. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2020, the Company had tax losses carryforwards of RMB2,353,755, including which from Hong Kong subsidiary of RMB7,468 that does not have an expiring date. Tax losses of RMB5,164, RMB54,792, RMB420,616, RMB1,026,407, and RMB839,308 will expire, if unused, by 2021, 2022, 2023, 2024, and 2025, respectively.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. The Company did not distribute any dividend for the year ended December 31, 2019 and 2020.

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

12   RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(1)	Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”), a company wholly owned by Mr. Han Shaoyun (“Mr. Han”), the founder, chairman of our board of directors and former chief executive officer of the Company.
(2)	Xi’an Beilin District Bolton vocational skill training school (“Bolton School”), a company controlled by Mr. Han’s brother-in-law.
(3)	Ningxia Tarena Technology Co., Ltd (“Ningxia Company”), a company wholly owned by Ms.Han Liping, a sister of Mr. Han.
(4)	Ms. Han Lijuan, a sister of Mr. Han.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12   RELATED PARTY TRANSACTIONS (CONTINUED)

(5)	Connion Capital Limited is a company ultimately owned by our chairman, Mr. Han through a trust. In 2018, the Company wired funds to and shortly received same funds back from Connion Capital Limited in five separate occasions with each no more than US$1 million in order for the Company to maintain the requisite minimum level of activity in its bank account. No amount was due from Connion Capital Limited as of December 31, 2019 and 2020, respectively.
(6)	Beijing Huimoer Technology Co., Ltd (“Beijing Huimoer”), a company provides IT consulting services and programming, which is 20% owned by the Company in January 2018.

The Company had the following balances and transactions with related parties:

Related party balances

		December 31,
		2019	2020
		RMB	RMB
Amounts due from related parties
Chuanbang	(i)	9,938	—
Ms. Han Lijuan	(ii)	6,512	—
Ningxia Tarena Technology Co., Ltd	(iii)	—	204
Xi 'an Tongchengtongchuang Education Technology Co., LTD		38	60
Others		4	41
Total		16,492	305

Notes:

(i)	The balance resulted from the service fee to Chuanbang for providing cash collection service.
(ii)

The balance as of December 31, 2019 represented a long-term loan to Ms. Han Lijuan and upon the Company’s request to avoid any risk of possible violation of Sarbanes-Oxley Act, all of the balance was repaid to the Company on April 2, 2020.

(iii)	The balance resulted from the franchise service income.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12   RELATED PARTY TRANSACTIONS (CONTINUED)

Related party transactions

The major related party transactions for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

		Year Ended December 31,
		2018	2019	2020
		RMB	RMB	RMB
Cash collection service expense to Chuanbang	(a)	3,489	790	79
Franchise and training service income from Bolton School		529	1,379	518
Franchise, training and consulting service income from Ningxia Company		493	143	(11)
Training service expense to Bolton School		798	1,112	305
Technical consulting service expenses and labor expenses to Beijing Huimoer		75	1,333	148
Interest income from loan to Ms. Han Lijuan		325	325	81

Notes:

(a)	Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 2%~20% of the amount collected.

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

For the year ended December 31, 2020, 100,729 ordinary shares were repurchased with the amount of RMB2,646.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13   ORDINARY SHARES AND STATUTORY RESERVE (CONTINUED)

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

For the years ended December 31, 2018, 2019 and 2020, the PRC Entities made appropriations to the statutory reserves of RMB12,943, RMB313 and RMB5,307, respectively. As of December 31, 2019 and 2020, the accumulated balance of the statutory reserves was RMB153,521 and RMB158,828, respectively.

Relevant PRC laws and regulations restrict the WFOE, VIE and VIE’s subsidiary from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances or cash dividends. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company’s VIE and VIE’s subsidiary from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

The balances of restricted net assets as of December 31, 2019 and 2020 were RMB1,438,505 and RMB1,483,411 respectively. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

(c)   Dividend

On March 6, 2018, the Company’s board of directors approved to declare a cash dividend of RMB0.76 (US$0.12) per ordinary share to shareholders as of the close of trading on April 5, 2018. The aggregate amount of cash dividends was approximately RMB42,955, which was paid in June 2018.

No cash dividend was declared for the years ended December 31, 2019 and 2020.

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

Share incentive plans (continued)

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

Share options

During the year ended December 31, 2018, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 1,085,094 ordinary shares of Tarena International at exercise prices ranging from US$0.06 to US$1.00 per share. These options vest over a period ranging between 0.33 and 1 year. The options have a contractual term of ten years.

During the year ended December 31, 2019, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 1,028,728 ordinary shares of Tarena International at exercise prices ranging from US$0.89 to US$1.00 per share. These options vest over a period ranging between 0.25 and 5 years. The contractual term of options ranges from 9 to 10 years.

During the year ended December 31, 2020, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 1,236,146 ordinary shares of Tarena International at exercise prices ranging from US$1.00 to US$2.51 per share. These options vest over a period ranging between 0.25 and 5 years. The options have a contractual term of ten years.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14   SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

A summary of share options activity for the years ended December 31, 2018, 2019 and 2020 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding at December 31, 2018	3,396,797	1.61	6.47	15,919
Granted	1,028,728	0.10	—	—
Exercised	(753,936)	0.64	—	—
Forfeited	(235,225)	0.63	—	—
Expired	—	—	—	—
Outstanding at December 31, 2019	3,436,364	1.43	5.99	1,815
Granted	1,236,146	1.26	—	—
Exercised	(1,485,763)	0.33	—	—
Forfeited	(363,940)	1.64	—	—
Expired	—	—	—	—
Outstanding at December 31, 2020	2,822,807	1.91	6.85	4,311
Vested and expected to vest as of December 31, 2020	2,572,024	1.87	6.45	3,717
Exercisable as of December 31, 2020	2,099,922	1.82	5.72	3,261

The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 were RMB22,710, RMB7,936 and RMB26,301, respectively.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2018	2019	2020
Expected volatility	53.52%-55.70%	52.05%-59.74%	72.22%-78.51%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Risk-free interest rate per annum	2.54%-3.23%	1.58%-2.89%	0.79%-2.08%
The fair value of underlying ordinary shares (per share)	US$6.97-US$14.99	US$0.59-US$6.48	US$1.71-US$4.65

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

14   SHARE BASED COMPENSATION (CONTINUED)

Share options (continued)

The fair values of the options granted for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Weighted average grant date fair value of option per share	12.35	4.84	2.52
Aggregate grant date fair value of options	13,402	4,980	3,115

As of December 31, 2020, there was approximately RMB13,376 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.42 years.

Non-vested shares

On April 3, 2018, the board of directors of Tarena International approved the grant of 18,181 non-vested shares to three independent directors, 25% of which vest at the end of every quarter within one year. On April 1, 2018, the board of directors of Tarena International approved the grant of 193,796 non-vested shares to employees, of which the vesting period is five years. Grantees of non-vested shares have no voting rights or dividend rights with respect to shares that have not been vested.

On January 1, 2019, the board of directors of Tarena International approved the grant of 136,581 shares to employees, of which 135,381 non-vested shares shall vest in a five-year period, and 1,200 shares shall vest immediately on the grant date. On April 3, 2019, the board of directors of Tarena International approved the grant of 41,666 non-vested shares to 1 independent director, 1 director and executive officer and 2 former independent directors, of which the vesting period is one year. On August 13, 2019, the board of directors of Tarena International approved the grant of 47,380 non-vested shares to employees, of which the vesting period is five years.

On January 1, 2020, the board of directors of Tarena International approved the grant of 35,912 non-vested shares to 1 independent director, of which the vesting period is one year. On March 1, 2020, the board of directors of Tarena International approved the grant of 74,000 non-vested shares to 1 independent director and 1 executive officer, of which the vesting period is one year. On April 9, 2020, the board of directors of Tarena International approved the grant of 143,628 non-vested shares to 1 independent director, 1 director and executive officer, of which the vesting period is one year.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14   SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares (continued)

A summary of the non-vested shares activity under the 2014 Share Plan for the years ended December 31, 2018, 2019, 2020 is summarized as follows:

	Number of Non-	Weighted Average
	vested Shares	Grant Date Fair Value
		US$
Outstanding as of December 31, 2017	106,767	14.75
Granted	211,977	11.20
Vested	(16,557)	14.22
Forfeited	(22,541)	12.39
Outstanding as of December 31, 2018	279,646	12.28
Granted	225,627	5.12
Vested	(80,020)	8.53
Forfeited	(60,475)	8.01
Outstanding as of December 31, 2019	364,778	9.39
Granted	253,540	3.28
Vested	(253,957)	5.44
Forfeited	(53,923)	9.25
Outstanding as of December 31, 2020	310,438	7.66

As of December 31, 2020, there was approximately RMB14,771 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 2.63 years. The total fair value of shares vested during the years ended December 31, 2018, 2019 and 2020 was RMB1,557, RMB4,707 and RMB9,013, respectively.

15    LOSS PER SHARE

Basic and diluted loss per share is calculated as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss attributable to Class A and Class B ordinary shareholders	(590,174)	(1,036,086)	(766,643)
Net loss for basic and diluted earnings per share	(590,174)	(1,036,086)	(766,643)
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	54,929,910	53,386,075	54,341,213
Dilutive effect of outstanding share options	—	—	—
Denominator for diluted loss per share	54,929,910	53,386,075	54,341,213
Basic loss per Class A and Class B ordinary share	(10.74)	(19.41)	(14.11)
Diluted loss per Class A and Class B ordinary share	(10.74)	(19.41)	(14.11)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16   LEASES

The Company’s leases consist of operating leases for learning centers and office spaces in different cities in the PRC. The Company reviews all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. As of December 31, 2020, the Company had no long-term leases that were classified as a financing lease, and the Company’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

The components of rental expense for the year ended December 31, 2019 and 2020 consist as follows:

	Year Ended
	December 31,
	2019	2020
	RMB	RMB
Short-term rental expense	93,548	114,723
Operating lease expense excluding short-term rental expense	218,314	170,022

Other information related to operating leases is as follows:

	Year Ended
	December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:	314,300	244,491
Non-cash right-of-use assets in exchange for new lease liabilities:	432,898	484,202
Weighted average remaining lease term	3.74	3.20
Weighted average discount rate	5.86%	5.72%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2020.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2020.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16   LEASES (CONTINUED)

As of December 31, 2020, maturities of lease liabilities were as follows:

RMB
Year ending December 31,
2021	243,857
2022	197,984
2023	142,412
2024	71,696
2025	22,277
2026 and thereafter	8,467
Total lease payments	686,693
Less: imputed interest	81,359
Total	605,334
Less: current portion	199,083
Non-current portion	406,251

Gross rental expenses incurred under operating leases were RMB262,440, RMB311,862 and RMB284,745 for the years ended December 31, 2018, 2019, and 2020, respectively. Sublease rental income of RMB1,533, RMB1,587, and RMB971 for the years ended December 31, 2018, 2019, and 2020, respectively, were recognized as reductions of gross rental expenses.

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

18   BUSINESS COMBINATION (CONTINUED)

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

19   SEGMENT INFORMATION

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

19   SEGMENT INFORMATION (CONTINUED)

Revenues, cost of revenues, and gross profit by segment for the years ended December 31, 2019 and 2020 were as follows.

	Year Ended December 31, 2020
	Adult	Kid
	Training	Training	Total
	RMB	RMB	RMB
Revenue	1,136,043	761,840	1,897,883
Cost	(420,349)	(646,493)	(1,066,842)
Gross profit	715,694	115,347	831,041

	Year Ended December 31, 2019
	Adult	Kid
	Training	Training	Total
	RMB	RMB	RMB
Revenue	1,527,185	524,169	2,051,354
Cost	(627,765)	(546,069)	(1,173,834)
Gross profit (loss)	899,420	(21,900)	877,520

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

20   PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets

	December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	7,599	3,793	581
Prepaid expenses and other current assets	259	699	107
Total current assets	7,858	4,492	688
Total assets	7,858	4,492	688
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	—	—	—
Accrued expenses and other current liabilities (1)	8,132	7,208	1,105
Total current liabilities	8,132	7,208	1,105
Total liabilities	8,132	7,208	1,105

Commitments and contingencies	—	—	—

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value,860,000,000 shares authorized, 53,806,534 and 55,546,254 shares issued, 46,707,393 and 48,346,384 shares outstanding as of December 31, 2019 and 2020, respectively)	337	349	53
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	74	74	11
Treasury shares (7,099,141 and 7,199,870 Class A ordinary shares as of December 31, 2019 and 2020, at cost)	(457,169)	(459,815)	(70,470)
Additional paid-in capital	1,284,573	1,324,161	202,937
Accumulated other comprehensive income	51,386	49,120	7,528
Accumulated deficit	(879,475)	(916,605)	(140,476)
Total shareholders’ deficit	(274)	(2,716)	(417)
Total liabilities and shareholders’ equity	7,858	4,492	688

(1)	Mainly related to repurchase of treasury shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

20   PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive Loss

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Selling and marketing expenses	(403)	—	(693)	(106)
General and administrative expenses	(5,536)	(29,011)	(35,380)	(5,422)
Operating loss	(5,939)	(29,011)	(36,073)	(5,528)
Equity in loss of subsidiaries	(589,564)	(608,015)	—	—
Foreign currency exchange (loss) gains	341	115	(1,112)	(170)
Interest income (expense)	413	(67)	55	8
Other income	2,550	665	—	—
Loss before income taxes	(592,199)	(636,313)	(37,130)	(5,690)
Income tax expense	—	—	—	—
Net loss	(592,199)	(636,313)	(37,130)	(5,690)
Other comprehensive income (loss)
Foreign currency translation adjustment	11,100	914	(2,266)	(347)
Comprehensive loss	(581,099)	(635,399)	(39,396)	(6,037)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating activities:
Net cash provided by (used in) operating activities	165,098	(3,249)	(8,010)	(1,228)
Investing activities:
Proceeds from maturity of time deposits	63,452	—	—	—
Foreign currency exchange losses	1,890	—	—	—
Net cash provided by investing activities	65,342	—	—	—
Financing activities:
Proceeds from bank loan	13,229	—	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	2,951	3,335	3,354	514
Payment of dividends	(42,955)	—	—	—
Repayment of bank borrowings	—	(13,792)	—	—
Repurchase of treasury shares	(196,957)	(5,058)	—	—
Net cash (used in) provided by financing activities	(223,732)	(15,515)	3,354	514
Changes in cash and cash equivalents	6,708	(18,764)	(4,656)	(714)
Effect of foreign currency exchange rate changes on cash and cash equivalents	1,141	856	850	130
Net increase (decrease) in cash and cash equivalents	7,849	(17,908)	(3,806)	(584)
Cash and cash equivalents at beginning of year	17,658	25,507	7,599	1,165
Cash and cash equivalents at end of year	25,507	7,599	3,793	581
Non-cash financing activities:
Payable for repurchase of treasury shares	5,109	—	—	—

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

21   SUBSEQUENT EVENTS

The Company has not identified any events with material financial impact on the Company’s consolidated financial statements.