Form 20-F
period 2021-12-31
Tarena International, Inc.
filed 2022-04-26
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

Email: liuyongji@tedu.cn

6/F, No. 1 Andingmenwai Street, Litchi Tower,

Chaoyang District, Beijing 100011,

People’s Republic of China

Telephone: +86 139 0119 2404

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each	TEDU	The NASDAQ Stock Market LLC
representing five Class A ordinary shares,		(The NASDAQ Global Select Market)
par value US$0.001 per share
Class A ordinary shares,		The NASDAQ Stock Market LLC
par value US$0.001 per share		(The NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing five Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2021, there were 56,599,346 ordinary shares outstanding, par value $0.001 per share, being the sum of 49,393,287 Class A ordinary shares (excluding 7,199,870 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our company,” “our” and “Tarena” refer to Tarena International, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, risk factors and financial results, also include the variable interest entity Beijing Tarena Jinqiao Technology Co., Ltd. and its subsidiaries;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;
●	“ADSs” refers to our American depositary shares, each of which represents five Class A ordinary shares;
●	“IT” refers to information technology;
●	“STEAM education” refers to science, technology, engineering, arts, and mathematics education;
●	“student enrollments” for a certain period refers to, for adult professional education, the total number of courses enrolled in by students during that period, including multiple courses enrolled in by the same student; for childhood and adolescent quality education, the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period;
●	“variable interest entity,” or “VIE,” refers to Beijing Tarena Jinqiao Technology Co., Ltd., which is a domestic PRC company in which we do not have any equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and Tarena International, Inc. is the primary beneficiary of, such company; and
●	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “US$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB6.3726 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2021 (except the cash dividend, which is translated at the rate on the exercise date).

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our expectations regarding demand for and market acceptance of our courses;

●	our ability to retain and increase our course and student enrollments;
●	our ability to maintain and increase the utilization rate of our learning centers;
●	our ability to offer new courses in existing and new subject areas;
●	our ability to replicate the success and growth of our adult professional education services to the childhood and adolescent quality education market;
●	our ability to maintain and increase the tuition fees of our courses;
●	our ability to deepen and expand our corporate employer relationships;
●	our ability to maintain our relationships with universities and colleges;
●	our future business development, results of operations and financial condition;
●	the expected growth of, and trends in, the markets for our services in China;
●	relevant government policies and regulations relating to our corporate structure, business and industry;
●	the potential impact of the COVID-19 pandemic to our business operation and the economy in China and elsewhere generally; and
●	assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entity

Tarena International, Inc. is not an operating company incorporated in China, but rather a Cayman Islands holding company with no equity ownership in its variable interest entity. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the variable interest entity with which we have maintained contractual arrangements and its subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in certain internet value-added businesses. Accordingly, we operate these businesses in China through the variable interest entity, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entity and its shareholders to control the business operations of the variable interest entity. The variable interest entity is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the variable interest entity accounted for 1.6%, 6.7% and 5.9% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Tarena International, Inc. and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in China, Beijing Tarena Jinqiao Technology Co., Ltd., or Beijing Tarena, which holds our ICP license as an internet information provider and operates our TMOOC.cn, 61it.cn, and goto211.com websites and its subsidiaries. Investors in our ADSs are not purchasing any equity interest in the variable interest entity in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including exclusive business cooperation agreement, power of attorney, equity interest pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our subsidiaries, the variable interest entity and their respective shareholders. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the variable interest entity and consolidates the variable interest entity as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the variable interest entity as our consolidated entities under U.S. GAAP, and we consolidate the financial results of the variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. For more details on these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entity, and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the variable interest entity, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by Beijing Tarena or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of Beijing Tarena may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks Related to Our PRC Business Operations

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entity and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the variable interest entity is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the consolidated VIE” and “Item 3. Key Information—Risks Related to Our Corporate Structure—Any failure by Beijing Tarena or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, of this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect the confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs production and operation, internet publication, human resources intermediary service and filing requirements for commercial franchise.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entity in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the variable interest entity have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the variable interest entity in China, including, among others, ICP licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs production and operation, internet publication, human resources intermediary service and filing requirements for commercial franchise.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the variable interest entity may be required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.”

Cash and Asset Flows through Our Organization

Tarena International, Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the variable interest entity. As a result, although other means are available for us to obtain financing at the holding company level, Tarena International, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the variable interest entity and its subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Tarena International, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Tarena International, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the variable interest entity are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC law, Tarena International, Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entity only through loans or payment for inter-group transactions, subject to satisfaction of applicable government registration and approval requirements. Prior to December 31, 2018, Tarena International, Inc., through its intermediate holding companies, provided capital contribution of RMB448.0 million accumulatively to its subsidiaries in China. Subsequently, there was no additional capital contribution from Tarena International, Inc. to its subsidiaries or variable interest entity. For the years ended December 31, 2019, 2020 and 2021, Tarena International, Inc. did not extend any loans to, or receive any repayments from, its intermediate holding companies and subsidiaries or its variable interest entity.

The variable interest entity may transfer cash to Tarena International, Inc. by paying service fees according to the exclusive business cooperation agreements. For the years ended December 31, 2019, 2020 and 2021, no such service fees were paid by the variable interest entity. If there is any amount payable to Tarena International, Inc. under the exclusive business cooperation agreements, we intend to settle them accordingly, but do not intend to otherwise distribute earnings.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Tarena International, Inc. by our subsidiaries or the variable interest entity. Under PRC laws and regulations, our PRC subsidiaries and the variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entity in which we have no legal ownership, totaling RMB1,438.5 million, RMB1,483.4 million and RMB1,523.2 million (US$239.0 million) as of December 31, 2019, 2020 and 2021, respectively. For risks related to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

Tarena International, Inc. has not declared or paid any cash dividends since the beginning of 2019, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiary may charge the VIE for services provided to VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount recognized as service income by our PRC subsidiary and eliminated in consolidation. For income tax purposes, our PRC subsidiary and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiary and thus are tax neutral.
(3)	Certain of our subsidiaries qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the variable interest entity will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the variable interest entity exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the variable interest entity could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the variable interest entity. This would result in such transfer being non-deductible expenses for the variable interest entity but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would increase our after-tax loss by less than 1% of the pre-tax loss. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the Consolidated Variable Interest Entity

The separated VIE and Non-VIE financial information for the year ended December 31, 2021, was as follows:

Selected Condensed Consolidated Statements of Income, Balance Sheets, and Cash Flows Information

	For the Year Ended December 31, 2021
		VIE and VIE	Non-VIE		Other Inter-
	Parent	Subsidiaries	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)

Cash and cash equivalents	23,506	8,204	392,056	—	—	423,766
Inter-Group balances due from the VIE and its subsidiaries/Non-VIE	407,795	141,104	365,293	(141,104)	(773,088)	—
Other current assets	24	27,439	186,523	—	(18,420)	195,566
Equity method investments	128,185	—	—	—	(128,185)	—
Investment deficit in the VIE and its subsidiaries and Non-VIE	(1,828,408)	—	—	—	1,828,408	—
Other non-current assets	—	44,846	977,604	—	—	1,022,450
Total Assets	(1,268,898)	221,593	1,921,476	(141,104)	908,715	1,641,782
Inter-Group balances due to the VIE and its subsidiaries/Non-VIE	309,241	56,052	548,899	(56,052)	(858,140)	—
Other current liabilities	5,781	195,882	2,756,383	(17,960)	—	2,940,086
Non-current liabilities	—	6,209	287,907	—	—	294,116
Total liabilities	315,022	258,143	3,593,189	(74,012)	(858,140)	3,234,202
Equity	(1,583,920)	(36,550)	(1,671,713)	12,960	1,686,803	(1,592,420)
Net Revenue	—	140,541	2,262,538	—	(16,559)	2,386,520
Net profit/(loss)	(474,547)	(39,072)	37,839	16,559	(16,559)	(475,780)
Net cash provided by/(used in) operating activities	14,458	10,308	(16,156)	(161)	161	8,610
Net cash provided in investing activities	—	—	33,693	—	—	33,693
Net cash provided by/(used in) financing activities	3,947	(3,437)	22,727	3,437	(3,437)	23,237

	For the Year Ended December 31, 2020
		VIE and VIE	Non-VIE		Other Inter-
	Parent	Subsidiaries	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)

Cash and cash equivalents	3,793	1,332	315,054	—	—	320,179
Inter-Group balances due from the VIE and its subsidiaries/Non-VIE	410,910	113,021	330,187	(113,021)	(741,097)	—
Other current assets	699	4,480	219,187	(161)	(8,131)	216,074
Equity method investments	131,184	—	—	—	(131,184)	—
Investment deficit in the VIE and its subsidiaries and Non-VIE	(1,372,593)	—	—	—	1,372,593	—
Other non-current assets	—	56,011	1,366,985	—	—	1,422,996
Total Assets	(826,007)	174,844	2,231,413	(113,182)	492,181	1,959,249
Inter-Group balances due to the VIE and its subsidiaries/Non-VIE	298,782	31,405	523,932	(31,405)	(822,714)	—
Other current liabilities	7,213	156,137	2,514,067	(8,131)	(161)	2,669,125
Non-current liabilities	—	1,791	427,602	—	—	429,393
Total liabilities	305,995	189,333	3,465,601	(39,536)	(822,875)	3,098,518
Equity	(1,132,002)	(14,489)	(1,234,188)	3,131	1,238,279	(1,139,269)
Net Revenue	—	127,043	1,780,038	(156)	(9,042)	1,897,883
Net profit/(loss)	(766,643)	32,869	(37,419)	(34,515)	34,515	(771,193)
Net cash provided by/(used in) operating activities	(8,010)	112,106	1,034,589	(7,970)	(1,239,536)	(108,821)
Net cash used in investing activities	—	—	(657)	—	—	(657)
Net cash provided by/(used in) financing activities	3,354	(110,985)	(1,155,394)	120,274	1,074,452	(68,299)

	For the Year Ended December 31, 2019
		VIE and VIE	Non-VIE		Other Inter-
	Parent	Subsidiaries	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)

Net Revenue	—	32,013	2,020,225	—	(884)	2,051,354
Net profit/(loss)	(1,036,086)	(37,565)	34,773	884	(884)	(1,038,878)
Net cash provided by/(used in) operating activities	(3,315)	36,902	(65,317)	—	—	(31,730)
Net cash used in investing activities	—	(34,226)	(16,991)	—	—	(51,217)
Net cash provided by/(used in) financing activities	(15,449)	(3,841)	93,687	—	—	74,397

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2019, 2020 and 2021, and the selected consolidated balance sheet data as of December 31, 2020 and 2021, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data for the year ended December 31, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements which are not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year ended December 31,
	2017	2018	2019	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	USD

	(in thousands, except for share and per share)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	1,753,695	2,085,371	2,051,354	1,897,883	2,386,520	374,497
Cost of revenues(1)	(592,946)	(918,549)	(1,173,834)	(1,066,842)	(1,201,419)	(188,529)
Gross profit	1,160,749	1,166,822	877,520	831,041	1,185,101	185,968
Selling and marketing expenses(1)	(707,157)	(1,047,632)	(1,119,698)	(906,337)	(878,130)	(137,798)
General and administrative expenses(1)	(354,832)	(546,568)	(723,306)	(630,618)	(569,985)	(89,443)
Research and development expenses(1)	(100,032)	(167,254)	(132,672)	(100,466)	(106,098)	(16,649)
Operating loss	(1,272)	(594,632)	(1,098,156)	(806,380)	(369,112)	(57,922)
Interest income (expenses)	16,097	26,200	15,859	(199)	2,335	366
Other income (loss)	16,702	(33,583)	246	5,201	5,572	875
Loss on foreign currency forward contract	—	—	—	—	—	—
Foreign currency exchange gains (loss)	(6,284)	4,951	1,614	(4,849)	(518)	(81)
Income/(loss) before income taxes	25,243	(597,064)	(1,080,437)	(806,227)	(361,723)	(56,762)
Net loss	(147)	(592,199)	(1,038,878)	(771,193)	(475,780)	(74,660)
Net loss attributable to Class A and Class B ordinary shareholders	(147)	(590,174)	(1,036,086)	(766,643)	(474,547)	(74,467)
Cash dividend declared per share(2)	1.10	0.76	—	—	—	—
Weighted average number of class A and class B ordinary shares outstanding(3):
Basic	56,849,332	54,929,910	53,386,075	54,341,213	56,260,925	56,260,925
Diluted	56,849,332	54,929,910	53,386,075	54,341,213	56,260,925	56,260,925
Losses per Class A ordinary share, and per Class B ordinary share(4)
Basic	0	(10.74)	(19.41)	(14.11)	(8.43)	(1.32)
Diluted	0	(10.74)	(19.41)	(14.11)	(8.43)	(1.32)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	USD

	(in thousands)
Cost of revenues	1,285	2,265	983	379	70	11
Sales and marketing expenses	4,863	8,866	6,502	1,842	2,785	437
General and administrative expenses	60,491	84,645	36,719	26,242	14,840	2,329
Research and development expenses	10,776	28,477	14,968	7,783	1,408	221
(2)	On February 28, 2017, our board of directors approved for us to declare a cash dividend of RMB1.10 (US$0.16) per ordinary share to shareholders as of the close of trading on March 27, 2017. On March 6, 2018, our board of directors approved for us to declare a cash dividend of RMB0.76 (US$0.12) per ordinary share to shareholders as of the close of business on April 5, 2018.

(3)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 15 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.
(4)	As holders of Class A and Class B ordinary shares have the same dividend rights and the same participation rights in our undistributed earnings, the basic and diluted earnings per Class A ordinary share and Class B ordinary share are the same for all the periods presented.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2017	2018	2019	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	USD

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	686,691	530,984	537,701	320,179	423,766	66,498
Time deposits, including non-current portion	433,041	159,102	83,487	6,257	6,380	1,001
Restricted cash	—	14,700	—	38,369	255	40
Accounts receivable, net of allowance for doubtful accounts	51,643	39,901	31,442	32,790	48,458	7,604
Property and equipment, net	502,339	626,068	576,633	464,490	299,441	46,989
Long-term investments	77,170	59,651	67,773	67,592	46,449	7,289
Total assets	2,018,427	1,878,047	2,512,020	1,959,249	1,641,782	257,631
Deferred revenue, including non-current portion	352,260	830,019	1,585,970	1,998,198	2,024,852	317,743
Total liabilities	748,918	1,306,404	2,915,084	3,098,518	3,234,202	507,517
Total equity (deficit) attributable to the shareholders of Tarena International, Inc.	1,269,509	572,618	(400,047)	(1,132,002)	(1,583,920)	(248,552)
Total equity (deficit)	1,269,509	571,643	(403,064)	(1,139,269)	(1,592,420)	(249,886)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Audit Committee Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters

●	We completed an audit committee investigation in the past, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees, including certain executive officers.
●	Matters relating to or arising from the restatement and the Audit Committee’s investigation, including adverse publicity and potential concerns from our students, have had and could continue to have an adverse effect on our business and financial condition.

●	Our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected, if we fail to maintain effective internal control over financial reporting in the future.

Risks Related to Our Business

●	We incurred net losses from 2017 to 2021, and we may continue to incur net losses in the future.
●	If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.
●	We may not be able to continue to recruit, train and retain qualified instructors and teaching assistants, who are critical to the success of our business and effective delivery of our education services to students.
●	If we are not able to continually tailor our curriculum to market demand and enhance our courses to adequately and promptly respond to developments in the professional job market, our courses may become less attractive to students.
●	The COVID-19 pandemic has adversely affected many of our business activities, including delivering lectures at our learning centers, recruiting students and conducting our day-to-day business since 2020. Despite the rapid COVID-19 vaccine rollout, uncertainties remain due to the emerging new variants, and our learning centers across China may undergo closure or class-size reduction subject to the restriction measures within China in the future. Although we have arranged online webcasts for our students to study at home, we may not be able to achieve the same effectiveness and service quality without the disciplined and focused learning environment at our learning centers.
●	The operations of certain of our learning centers providing professional education services or certain learning centers providing after-school childhood and adolescent quality education programs are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected. If we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.
●	The professional education services market in China is fragmented, rapidly evolving and highly competitive. Furthermore, we also face competition from other childhood and adolescent quality education service providers. We may lose market share and our financial results may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to the changing market conditions and trends.
●	Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.

Risks Related to Our Corporate Structure

●	TMOOC.cn is important for our business operations. If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, our ability to provide online education services and conduct our marketing and promotional activities through TMOOC.cn may be negatively impacted.
●	If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the consolidated VIE.

Risks Related to Doing Business in China

●	The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if proposed changes to the law are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.

Risks Related to Our ADSs

●	The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations.
●	We received a notice from Nasdaq indicating that we no longer meet the continued listing requirement of minimum Market Value of Publicly Held Shares (MVPHS) for the Nasdaq Global Select Market, and we have not regained compliance with this minimum MVPHS requirement as of the date of this annual report. If we fail to meet Nasdaq’s minimum bid price or minimum market value of publicly held shares requirement in the future, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

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

As previously disclosed, our Audit Committee undertook an independent investigation (the “Independent Investigation”) of our accounting practices and internal control over financial reporting related to revenue recognition with the assistance of independent advisors during 2019. We incurred significant costs in connection with the Independent Investigation, and our management team devoted significant time to the investigation.

We may receive inquiries from the SEC and other regulatory authorities regarding our restated financial statements or matters relating to our restatement, and we and our current and former directors and officers may be subject to future claims, investigations or proceedings. Any future inquiries from the SEC or other regulatory authorities, or future claims or proceedings as a result of the restatement or any related regulatory investigation, regardless of the outcome, will likely consume a significant amount of our internal resources and result in additional costs.

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

Our independent registered public accounting firm has conducted an audit of our internal control over financial reporting. In the course of auditing our internal control, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal controls identified as of December 31, 2019, related to:

a.	Failure to provide oversight for the system of internal control and failure to effectively consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;
b.	Lack of sufficient requisite skills for the financial reporting under U.S. GAAP;
c.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;
d.	Lack of sufficient controls designed and implemented for credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;
e.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;
f.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;
g.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and
h.	Failure to develop control activities to restrict technology access rights to authorized users commensurate with their job responsibilities.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019. In addition, our independent registered public accounting firm attesting to the effectiveness of our internal control reported that our internal control over financial reporting was ineffective as of December 31, 2019.

During 2020, we took the remedial steps to address the material weaknesses in our internal control over financial reporting. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 and 2021. Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2020 and 2021.

Even though we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2020 and 2021,our ability to report our financial results accurately or to prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected, if we fail to maintain effective internal control over financial reporting in the future.

Risks Related to Our Business

We incurred net losses from 2017 to 2021, and we may continue to incur net losses in the future.

While we achieved positive net income between 2014 and 2016, we incurred net losses of RMB147 thousand, RMB592.2 million, RMB1,038.9 million, RMB771.2 million and RMB475.8 million (US$74.7 million) in 2017, 2018, 2019, 2020 and 2021, respectively. We cannot assure you that we will be able to generate positive net income again in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our selling and marketing expenses, as a percentage of our net revenues. We intend to continue to invest in our branding and marketing activities to attract new students, and improve our online learning modules to enhance student experience. We cannot assure you that we will be successful in these efforts, and we may continue to incur net losses for a period of time in the future.

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

Our instructors and teaching assistants are critical to maintaining the quality of our educational services and our reputation. We seek to hire highly qualified instructors with rich industry experience and strong teaching skills. As our childhood and adolescent quality education program continues to develop, we will need to recruit more instructors and teaching assistants. We recruit dedicated instructors and teaching assistants primarily from outstanding graduates of our courses as well as experienced development engineers. There is a limited pool of instructors and teaching assistants with these attributes, and we must provide competitive compensation packages to attract and retain them. We must also provide ongoing training to our instructors and teaching assistants to ensure that they stay abreast of changes in curriculum, student demands, industry standards and other trends necessary to teach and tutor effectively. We have not experienced major difficulties in recruiting, training or retaining qualified instructors and teaching assistants in the past. However, we may not always be able to recruit, train and retain enough qualified instructors and teaching assistants in the future to keep pace with our growth and maintain consistent education quality. A shortage of qualified teaching staff, a decrease in the quality of our teaching staff’s classroom performance, whether actual or perceived, or a significant increase in compensation to retain qualified instructors and teaching assistants would have a material adverse effect on our business, financial condition and results of operations.

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

Since inception, our primary focus has been on providing IT professional education services. We have since expanded our course offerings to include non-IT training courses, such as digital art, online sales and marketing and accounting. In December 2015, we launched IT and non-IT training courses customized for young children, which primarily include computer programming and robotics programming. We intend to continue developing new courses in anticipation of market demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income for our students.

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

We rely on childhood and adolescent robotics programming and computer programming, and adult java courses and digital arts for a major part of our total net revenues, and a decrease in the popularity and usage of childhood and adolescent robotics programming and computer programming, and adult java courses and digital arts would have a material adverse effect on our business and results of operations.

A major part of our total net revenues is generated from the childhood and adolescent robotics programming and computer programming courses, and adult java courses and digital arts. In 2021, childhood and adolescent robotics programming and computer programming courses, and adult java courses and digital arts contributed to 27.9%, 19.4%, 11.8% and 11.0% of our total net revenues, respectively. The historical rapid growth of our business has been driven by the popularity and usage of java technology and Adobe design, and we expect net revenues from these courses to continue to represent a major portion of our total net revenues in the near future. We believe our reliance on java and digital art courses is mainly attributable to the wide adoption and popularity of java technology and Adobe design. However, whether java as a programming language or Adobe design technology as a digital art tool can maintain their popularity is beyond our control. Meanwhile, childhood and adolescent robotics programming courses are increasingly popular and contribute to an increasing percentage of our net revenues. Any factor that materially and adversely affects student enrollment in our digital arts, java or childhood and adolescent computer programming courses and childhood and adolescent robotics programming, such as a decrease in the popularity and usage of Adobe design, java technology or childhood and adolescent computer programming would have a material adverse effect on business and our results of operations.

Our business depends on the market recognition of our brands, and if we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

We believe that the market recognition of our “Tarena” and “TongchengTongmei” brands has significantly contributed to the success of our business and believe that maintaining and enhancing the reputation of these brands is critical to sustaining our competitive advantage. Our ability to maintain and enhance our brand recognition and reputation depends primarily on the perceived effectiveness and quality of our courses as well as the success of our marketing and promotion efforts. As we continue to grow and expand into new course areas, we may not be able to maintain the quality and consistency of our educational services as we did in the past. We have devoted significant resources to promoting our courses and brands in recent years, including internet-based marketing and advertising, traditional media advertising, press conferences and product launch events. However, our marketing and promotion efforts may not be successful or may inadvertently negatively impact our brand recognition and reputation. For example, if any governmental authority or competitor publicly alleges that any of our advertisements are misleading, our brand reputation may be adversely impacted. If we are unable to maintain and further enhance our brand recognition and reputation and increase awareness of our courses, or if we incur excessive marketing and promotion expenses, our results of operations may be materially and adversely affected. If we are unable to sustain our brand image, we may not be able to maintain premium tuition fees over our competitors, which may further exacerbate the extent of any adverse effect on our results of operations. Furthermore, any negative publicity relating to our company or our courses and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

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

The COVID-19 pandemic has adversely affected many of our business activities, including delivering lectures at our learning centers, recruiting students and conducting our day-to-day business since 2020. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China underwent temporary yet prolonged closure from February 2020 to May 2020. Since the second half of 2020, many of the quarantine measures within China have been relaxed, and we have resumed normal operations. While the spread of COVID-19 was substantially controlled in China in 2021 and the number of new cases in China remained relatively low, restrictions were re-imposed from time to time in certain cities to combat outbreaks. In 2021 and the first quarter of 2022, due to the occurrence of COVID-19 cases in mainland China, some of our learning centers in certain cities underwent temporary closure and suspension from operation. Despite the rapid COVID-19 vaccine rollout, uncertainties remain due to the emerging new variants, and our learning centers across China may undergo closure or class-size reduction subject to the restriction measures within China in the future. Although we have arranged online webcasts for our students to study at home, which covered most of our students, we may not be able to achieve the same effectiveness and service quality without the disciplined and focused learning environment at our learning centers. Many of the quarantine measures within China, especially in the Shanghai and Jilin provinces, are still in place as of the date of this annual report, and some of our learning centers are required to close or suspend classes, and cancel offline activities in some areas of mainland China. More learning centers may be ordered to close or suspend classes and cancel offline activities again if China fails to fully contain COVID-19 or suffers a COVID-19 relapse.

In addition, we have experienced difficulty in recruiting students as we are unable to host regular seminars, information sessions and preparatory training camps for prospective students at our learning centers as usual, as well as to conduct other offline sales and marketing activities due to the general restrictions on travel and outdoor activities. We have arranged for online recruiting activities, such as conducting online promotional courses, but the effectiveness of such efforts is uncertain. Due to the repeated outbreaks in certain areas of mainland China, our ability to recruit students from cooperative universities and colleges is also negatively impacted as many universities and colleges experienced temporary closure from time to time. Even if most universities and colleges reopen after the periodic outbreaks, our ability to recruit students may not quickly or fully recover, or at all. The repeated outbreak of COVID-19 in China also caused temporary closure of some of our offices, and adjustment of operation hours and flexible work-from-home arrangements in our Beijing headquarters and other offices in China.

The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of the COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain and will depend on a number of factors, including the duration and severity of COVID-19, the possibility of new waves in China and other countries, the development and progress of distribution of COVID-19 vaccines and other medical treatment, the potential change in consumer behavior due to the prolonged impact of COVID-19, and the actions taken by government authorities to contain the outbreak and stimulate the economy to improve business conditions, all of which are beyond our control. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

We may not be able to maintain our high job placement rate for our adult students, which could harm our ability to attract student enrollments.

We gather data on post-course job placement rates by conducting surveys of our adult graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the annual average six-month post-course job placement rate by averaging the rate of each month. Our average six-month post-course job placement rate for each of 2019, 2020 and 2021 was approximately 91%. When calculating such job placement rates for 2019, 2020 and 2021, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2018, 2019 and 2020 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking have filled out our surveys. Among the students enrolled in 2018, 2019 and 2020, 88%, 96% and 88% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2018, 2019 and 2020 who later successfully graduated from our programs with graduation certificates awarded, 75%, 65% and 57% of such students, respectively, were deemed to be job-seeking students. The decrease was primarily because the ratio of non-job-seeking students (e.g., those who already have a full-time or part-time job) who graduated from our programs has been steadily increasing over the recent years.

Our student job placement rate depends on a wide range of external and internal factors. External factors include the macroeconomic conditions, the performance of the professional services sector in China and the recruiting demand of corporate employers. Internal factors include our education quality, the efforts of our career services personnel, our ability to provide adequate staffing to achieve desired results and our relationships with corporate employers. A number of such external and internal factors are outside our control. Our historical job placement rates have been high. However, we cannot assure you that we will be able to maintain our current level of job placement rate for our students in the future. Any decrease in our job placement rate could harm our ability to recruit students, which may materially and adversely affect our business, financial condition and results of operations.

Our childhood and adolescent quality education programs may not be successful due to our limited experience in providing education services to minors.

In December 2015, we launched our childhood and adolescent quality education programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for students aged between three and eighteen. In March 2016, we rolled out another quality education program to offer childhood and adolescent robotics programming courses. In 2017, we continued to roll out a new coding mathematics course to further diversify our course offerings in childhood and adolescent quality education. In 2018 and 2019, our computer coding and robotics programming courses were popular among our students, and the revenues from childhood and adolescent computer programming courses exceeded 10% of our total revenues in 2019. In 2020 and 2021, we launched the Creative Programming Starter course and robotics programming courses including SPIKE Starter and SPIKE Advanced, which have gained popularity among our students aged between three and eighteen. Our childhood and adolescent quality education programs target students aged between three and eighteen, and are the most important part of our efforts to enter into the childhood and adolescent STEAM education market. As of the date of this annual report, we have discontinued all childhood and adolescent non-IT training courses, which contributed less than 1% of our net revenue generated from our childhood and adolescent quality education business in 2021. As we have been primarily engaging in adult professional education programs since our inception, we have limited experience in providing quality education programs to minors, who have distinct learning preferences and a distinct mentality as compared to adult students and require tailored courses and dedicated class management.

Our student enrollment rate could be impacted by the operations of childhood and adolescent academic or quality education and tutoring service providers, given that our target students have limited time and energy and they need to choose among different courses and programs. The childhood and adolescent quality education and tutoring market is highly competitive and the concept of STEAM education is relatively new in China. Students and their parents may prefer academic or other quality education and tutoring programs over our STEAM programs. We cannot assure you that we will be successful in competing for students, and if we fail, our financial status and results of operation will be adversely impacted.

Furthermore, we have incurred costs in establishing new learning centers due to the fast expansion of our childhood and adolescent quality education business in the past few years, which we believe are essential to support our education programs in the future. If, however, we fail to utilize such new learning centers efficiently, or otherwise fully benefit from the investments we made, our financial status and results of operation will be adversely impacted.

If the level of performance by the students of our childhood and adolescent quality education program deteriorates or satisfaction with our services declines, our business, financial condition, results of operations and reputation could be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved educational results. Although the courses provided under our childhood and adolescent quality education programs do not directly link to the academic performance of our students, their effectiveness could be evaluated by our students and their parents in an intuitive way by referring to the improvements in programming skills or performances in robotics competitions. The performance of our students in the IT training courses, non-IT training course, childhood and adolescent robotics programming and coding mathematics course will impact the acceptance of, and the student and parent satisfaction with, our courses.

Accidents or injuries suffered by our students, their parents or other people caused by us, or perceived to be caused by us, may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We have a large number of students and their parents on our premises to attend classes and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arising from the actions of our employees. Although we have enhanced preventive measures to avoid such incidents, we cannot assure you that there will be no incidents in the future.

Other than the liability insurance for part of our adult students and travel insurance, accident insurance, and medical insurance for our students aged between three and eighteen participating in our camp or event-related activities, we do not carry liability insurance for most of our students at our learning centers. In the event of accidents or injuries or other harm caused or perceived to be caused by us, our facilities and/or services may be perceived to be unsafe, which may discourage prospective students from attending our classes and participating in our activities. We could also face claims alleging that we should be liable for the accidents or injuries, or we were negligent, or provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them. A material liability claim against us or any of our teachers or other employees could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because the student enrollment of our professional education courses may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of professional services positions, our business and prospects may be affected by economic conditions in China or globally. In addition, for our childhood and adolescent quality education programs, our student enrollment may depend on the parents’ disposable income and willingness to spend. The growth of the Chinese economy has slowed in recent years. Even before the COVID-19 pandemic, the global macroeconomic environment was facing challenges, such as the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have been concerns about the relationship between China and the United States resulting from the current trade tension between the two countries. Any further escalation in trade tensions between China and the U.S. or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole. There have been further uncertainties related to the U.S. Federal Reserve’s monetary policies in response to market conditions under the impact of COVID-19. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and may disrupt global markets. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China, including the performance of the IT and other professional services industries, are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects of IT and other professionals could alter current or prospective students’ spending priorities and the recruiting demand from professional service industries. We cannot assure you that professional education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels, or if the macroeconomic environment deteriorates, parents will continue to spend on STEAM education for their children. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for education services, which could materially and adversely affect our financial condition and results of operations.

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

Our growth strategies include growing our student enrollments for existing courses, expanding our course offerings, further enhancing the quality of our education services and expanding our corporate employer network. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

●	we may fail to market our courses in new markets or promote new courses in existing markets effectively;
●	we may not be able to replicate our successful business model in other geographic markets or in new course subject areas;
●	we may fail to identify new cities with sufficient growth potential to expand our network;
●	we may not be able to replicate the success and growth of our adult professional education services to the childhood and adolescent quality education market;
●	we may not be able to recruit and retain learning center managers, teaching assistants and other key personnel;
●	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;

●	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities;
●	we may not be able to continue our existing businesses or expand our operations due to governmental regulations and policy restrictions;
●	we may not be able to continue to update our existing courses or offer new courses to adapt to changing market demand and technological advances; and
●	we may fail to achieve the benefits we expect from our expansion.

If we fail to execute our growth strategies successfully, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

We may not be able to manage our business expansion effectively, which could harm our financial condition and results of operations.

We plan to continue to expand our operations in different geographic areas as we address the growth of our customer base and market opportunities. We closed 54 non-performing learning centers for professional education services and opened 4 new centers in 2019. We closed 26 non-performing learning centers and did not open any new centers in 2020. We closed 9 non-performing learning centers and opened 5 new centers in 2021. There were 130, 104 and 100 learning centers for professional education services as of December 31, 2019, 2020 and 2021, respectively. We also significantly increased the number of our learning centers exclusively for childhood and adolescent quality education programs from 217 as of December 31, 2019, to 236 as of December 31, 2020, and further to 238 as of December 31, 2021. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

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

Our success depends on the continuing efforts of our senior management team and other key personnel, and our business may be adversely affected if we lose their services.

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

The principal regulations governing private education in China consist of the Education Law, the Private Education Law with its Amendment, and the Private Education Law Implementation Rules. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Private Education—The Law for Promoting Private Education and its Implementation Rules.”

Under these PRC laws and regulations and related administrative requirements in effect, private schools are classified as either non-profit private schools or for-profit private schools, and private schools that provide education for academic credentials, pre-school education, training for self-study examinations preparation and other cultural education, as well as professional education including training for professional qualifications, are required to obtain a school permit before their registration as legal entities with competent authorities. For-profit private training institutions shall be regulated and governed with reference to the above-mentioned rules. To provide professional education services as a for-profit private school, a company may, in the capacity of a school sponsor, establish a private school which obtains a school permit from competent human resources and social security authorities. After obtaining a school permit, private schools shall add the relevant professional education services in the authorized scope of business as specified in their business licenses, and complete the registration with the local branch of the State Administration for Market Regulation, or the SAMR (formerly known as the State Administration for Industry and Commerce, or the SAIC).

On December 29, 2018, the Standing Committee of the National People’s Congress enacted the Amended Private Education Law. On April 7, 2021, the State Council published the Amendment to the Private Education Law Implementation Rules of the PRC, or the Amendment to Private Education Law Implementation Rules, which became effective on September 1, 2021. According to the Amended Private Education Law and Amendment to Private Education Law Implementation Rules, the private training institutions which provide training for professional qualifications or skills shall obtain a school permit issued by the human resources and social security authorities and make a filing with the education authorities. If such institutions use the internet technology to conduct training for professional qualifications or skills, they shall comply with the requirements related to internet management. Under the Amendment to the Private Education Law and the Amendment to the Private Education Law Implementation Rules, a material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of human resources and social security before it can be registered with the competent local branch of the SAMR. However, since the relevant detailed rules by national and some of the local government authorities have not been officially issued, there remain uncertainties about the registration process for the newly established private schools (including the private training institutions) or the re-registration process for pre-existing private schools. In practice, there still exist the following two ways to operate and provide the professional education services: (i) a private school which holds a school permit issued by the human resources and social security authorities could establish and operate learning centers within the approved regions to provide professional education services, provided that learning centers located outside the region of the registered address of the private schools shall be registered with original approving authorities; or (ii) a company with the relevant professional education services registered in its authorized scope of business as specified in its business licenses with the local branch of the SAMR could provide professional education services, which approach has been widely used before the promulgation of the Amendment to the Private Education Law. In the latter approach, a company with “professional education services” or an equivalent statement included in its approved scope of business can operate learning centers by itself or through its registered branches. However, many local government authorities have different views on the relevant rules and regulations and have adopted different practices in granting school permits to private schools or issuing business licenses to companies that provide professional education services. For example, in some cities, entities are permitted to include “professional education services” or similar statements in their business scope as specified in their business licenses, but in certain other cities, entities are not permitted to add, or are prohibited from adding, “professional education services” or similar services in their business scope as specified in their business licenses according to the policies of the local branch of the SAMR.

We use both ways discussed above to establish our learning centers. As of December 31, 2021, we had a total of 338 learning centers, of which 59 and 272 learning centers were operated by schools and subsidiaries owned by Tarena Tech or Tarena Hangzhou, respectively, whilst 5 and 2 learning centers were operated by schools and subsidiaries owned by the VIE, respectively. Among the 338 learning centers, 105 have neither professional education services nor education information-related consultation as an authorized scope of business in the licenses or their registered branches operating these learning centers as of December 31, 2021, and these learning centers in the aggregate accounted for 23.7% of our student enrollments in 2021. We were not able to include professional education services in these companies’ authorized business scope mainly because the relevant local branch of SAMR has formulated general local policies prohibiting the inclusion of “professional education services” or similar services in the business scope of any entity. In addition, 54 learning centers only have “education information-related consultation” rather than “professional education services” in their respective authorized scopes of business, and these learning centers in the aggregate accounted for 15.9% of our student enrollments in 2021. The difference between “educational services” and “education information-related consultation” is not very clear under applicable PRC laws and regulations, and it is possible that the relevant PRC government authorities may determine that operating learning centers in the way as currently conducted by our relevant subsidiaries is beyond the scope of “education information-related consultation.” For these learning centers, we have been communicating, and will continue to communicate, with the relevant local branch of the SAMR to expand the authorized business scope of the relevant subsidiaries to include “professional education services” or similar services. For regions where it becomes apparent that we will not be able to expand the authorized business scope of the relevant subsidiaries, we will also explore the possibility of obtaining approval from the competent authorities to set up private schools to take over the operations of the relevant subsidiaries. If the relevant PRC government authorities discover or determine that our subsidiaries operate beyond their authorized business scope, they may order the relevant subsidiaries to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000, or may be ordered to cease its operation. We have been fined once for RMB50,000 for conducting business outside the authorized business scope since 2011.

For our learning centers operated by schools, we are also required to obtain and maintain various licenses and permits and make filings for each learning center with the competent human resources and social security authorities and civil affairs authorities. As of December 31, 2021, 17 of our learning centers are operated by schools outside their registered address without being registered with the original approving authorities, which may subject us to fines of RMB10,000 to RMB50,000, confiscation of the gains derived from the noncompliant operations or the suspension of the noncompliant learning centers. These 17 learning centers in the aggregate accounted for 4.8% of our total student enrollments in 2021. As of March 31, 2022, all of our 54 schools have the school permit, among which 5 schools need to apply for updating their principal’s information. Separately, as of December 31, 2021, we have set up 32 schools registered as schools requiring “reasonable returns” provided in the Private Education Law. We are informed by the local human resources and social security authorities in some cities in China that they have stopped issuing new school permits temporarily.

During the transitional period between the promulgation of the Amendment to the Private Education Law and the issuance of the relevant detailed rules by national and the local government authorities, the above uncertainties and local policies and practices have created certain obstacles for us to comply with all applicable rules and regulations for all of our local operations. We have been fined once for RMB155,000 for providing professional training without a school permit. We may be subject to material fines or other penalties in relation to any non-compliance with licensing requirements in the past with respect to our learning centers operated by schools, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation.

The operations of certain learning centers providing after-school childhood and adolescent quality education programs are, or may be deemed by relevant PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the relevant PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.

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

According to the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, promulgated by the MOE jointly with certain other PRC government authorities and effective on July 12, 2019, the academic subjects online after-school training institutions for primary and secondary school students shall file with the competent provincial education regulatory authorities before October 31, 2019, and such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the academic subjects online after-school training institutions submitting such filings. After receiving the rectification opinion from relevant regulatory authorities, the academic subjects online after-school training institutions shall complete rectification and resubmit their materials before the end of June 2020. Although the Online After-School Training Opinions remains effective as of the date of this annual report, such filing requirements may be superseded by an approval scheme pursuant to Amendment to the Private Education Law Implementation Rules and the Alleviating Burden Opinions, according to which private online training institutions are mandated to obtain school operation permits. The Online After-School Training Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (iv) instructors are required to obtain the necessary teacher qualification licenses. As of the date of this annual report, we have not received any rectification opinion from relevant regulatory authorities, or been subject to penalties imposed by the relevant government authorities for alleged failure of us to comply with the Online After-School Training Opinions. If we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant disciplinary online after-school training, which may materially and adversely affect our business and results of operation.

According to the Amendment to the Private Education Law Implementation Rules, private training institutions utilizing internet technology to conduct training and educational activities shall obtain corresponding school operation permits and comply with the requirements of laws and regulations related to internet management. In addition, the Opinions on Further Alleviating the Burden of Homework and Off-campus Training on Students in Compulsory Education Stage, or the Alleviating Burden Opinions, issued by the General Office of the CPC Central Committee and the General Office of the State Council on July 24, 2021, proposes certain measures intended to ease the workload of students in compulsory education and regulate the relevant after-school tutoring services that aim at students in compulsory education in the PRC, including (i) institutions providing after-school education service on academic subjects in China’s compulsory education system, or academic training institutions, need to be registered as non-profit, no approval will be granted to new academic training institutions, and an approval mechanism will be adopted for online academic training institutions; (ii) foreign ownership in academic training institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify such status; (iii) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (iv) academic training institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) academic training institutions must follow the fee standards to be established by relevant authorities. For non-academic subject training institutions, Alleviating Burden Opinions provides that (i) local authorities shall formulate respective standards, and conduct strict examination and approval upon non-academic-subject training institutions based on classification of the training subjects such as sports, culture and arts, and science and technology; (ii) non-academic-subject training institutions are strictly prohibited from engaging in academic-subject training as well as providing overseas education courses. For online training, each session shall not exceed 30 minutes, the interval between courses shall not be less than ten minutes, and the training shall end no later than 9:00 p.m. Furthermore, online training and offline academic-subject training (including foreign language training and academic-subject training carried out under the names of preschool classes, kindergarten transition classes or thinking training classes) for preschool children from 3 to 6 years old are banned by the Alleviating Burden Opinions. The MOE, the NDRC and the SAMR issued the Announcement on Regulating Non-academic Off-campus Tutoring on March 3, 2022, providing principles and requirements that non-academic off-campus tutoring institutions shall follow, such as requirements with regard to pricing, prohibition of price fraudulent activities and unfair-competitions, and prepaid tuition fees. See “Item 4. Information on the Company—B. Business Overview—Government Regulation—Regulations on Off-Campus Training for Students Aged Between Three and Eighteen” for more details.

Our childhood and adolescent quality education programs, which currently provide IT training courses to students aged between three and eighteen, were operated through our 238 learning centers in 54 cities in China as of December 31, 2021, as well as through the internet. According to the rules mentioned above, our learning centers providing childhood and adolescent quality education programs may be deemed as after-school education institutions which are required to obtain school operation permits and business licenses. As of December 31, 2021, 31 of our leaning centers has obtained school operation permits from the local education authorities for our childhood and adolescent quality education programs, and 121 of our learning centers have either professional education services or education information-related consultation as an authorized scope of business in the licenses or their registered branches operating these learning centers. However, since there has been a lack of further implementing rules related to the Circular 80, the Amendment to the Private Education Law Implementation Rules and the Alleviating Burden Opinions, there remain uncertainties about the application and approval process for school operation permits with respect to after-school childhood and adolescent quality education programs. We have been communicating, and will continue to communicate, with the competent provincial education regulatory authorities to obtain school operation permits. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing and filing requirements in the past with respect to our learning centers providing after-school childhood and adolescent quality education programs, if we fail to cure any non-compliance in a timely manner, we may be subject to mandatory rectifications, fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation. In addition, our online programming courses provided to pre-school children may be materially and adversely affected by the Alleviating Burden Opinions.

The Ministry of Education issued the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education in July, 2021, according to which IT education off-campus training is classified as a non-academic subject. The Guidelines for Classification and Identification of Off-campus Training Programs in Compulsory Education issued in November 2021 further set forth specific criteria to differentiate academic and non-academic subject training courses. Although we believe that our childhood and adolescent quality education programs are not classified as academic subject training under the current regulatory schemes since the programs only involve IT courses, we cannot guarantee IT training will not be deemed as academic subject training or that the authorities will not impose similar restrictions on non-academic subject training, in which case our business may be materially and adversely affected. Moreover, our services to pre-school children may be substantially impaired under the Alleviating Burden Opinions.

We may lose market share and our financial results may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to the changing market conditions and trends.

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. As the IT professional education market in China matures, there is increased demand for highly specialized IT labor, and we may face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. As we expand beyond IT education into other fields of professional education, we also face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China. Furthermore, we also face competition from other childhood and adolescent quality education service providers.

Some of our competitors may be able to devote more resources than we can to the development, promotion and provision of their education services and respond more quickly than we can to changes in student needs, market trends or new technologies. In addition, some of our competitors may be able to respond faster to changes in student preferences in some of our geographic markets and engage in price-cutting strategies. For our childhood and adolescent quality education programs, some of our competitors may have more experience in designing courses based on minors’ preferences, mentality and learning curve. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may be forced to reduce our tuition fees and lose our market share, which will adversely impact our financial results.

Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our websites. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners, including strategic partners or third-party providers of online payment services through which some of our customers may choose to make payment for purchases. Any negative publicity on our websites’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have not experienced breaches of our information security measures in the past. We cannot assure you that such events will not occur in the future. If we give third parties greater access to our technology platform in the future, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny.

We expect that data security and data protection compliance will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Government Regulation—Regulations on Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures.

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations, and we may be subject to cybersecurity review when purchasing internet products and services or engaging in data processing activities.

In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

The Civil Code promulgated in 2020 provides specific provisions regarding the protection of personal information. The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. In addition to the cybersecurity review, the Draft Regulations require that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by themselves or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in meeting its requirements or making necessary changes to our internal policies and practices in data processing.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. It may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities or damage to our reputation and credibility and could have a negative impact on revenues and profits. Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers for student loans.

In 2019, 2020 and 2021, a portion of our adult students relied on loans provided or arranged by a number of financing service providers to pay our tuition fees. Since 2018, we collaborated with well-known personal financing service providers such as Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Shanghai Shimiao Financial Information Service Co., Ltd. (formerly known as “Beijing Ronglian Shiji Information Technology Co., Ltd.”) and Beijing Youfei Jinxin Digital Technology Co., Ltd., whereby they assisted our students in obtaining loans to pay for our tuition fees. In 2019, 2020 and 2021, 30.1%, 28.1% and 26.3% of our adult students received loans provided or arranged by financing service providers to pay for our tuition fees.

Our financing service partners have full discretion in deciding whether or not to extend or arrange for loans to a particular adult student. Furthermore, macroeconomic conditions in China may force the financing service providers to decrease or eliminate the amount of credit available for our students, making it difficult for our prospective students to afford our education. In addition, if the default rates on the loans provided or arranged by these and other financing service providers were to increase, they may raise the interest rates on the student loans, making such financing options less attractive to our adult students. If our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected.

If we fail to protect our intellectual property rights, we may lose our competitive advantage and our brands and operations may suffer.

We consider our copyrights, trademarks, trade names and domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brands. Our major brand names and logos are registered trademarks in China. Our proprietary curricula and course materials, together with our Tarena Teaching System, or TTS, are protected by copyrights. However, preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial uncertainties to us. There have been several incidents in the past where third parties used our “Tarena” brand without our authorization, and we had to resort to litigation to protect our intellectual property rights. These proceedings were all resolved in our favor and our brand and business were not materially harmed. However, if we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose our competitive advantage, our brand name may be harmed and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may be subject to intellectual property rights claims or other claims, which could result in substantial costs and diversion of our financial and management resources away from our business.

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

We recruit a portion of our students directly from our network of cooperative universities and colleges. If we lose these relationships, or the benefits we derive from these relationships diminish, our growth and our business may be harmed.

As of December 31, 2021, we established various kinds of cooperative relationships with 659 universities and colleges in China. We enroll a portion of our students directly from these universities and colleges through jointly offered majors, university recruiting promotional events and other marketing approaches as agreed by our university partners. If our relationships with any of these universities and colleges were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth and our business may be harmed.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

A majority of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. As of December 31, 2021, we had received from our lessors’ copies of title certificates or proof of authorization to lease the properties to us for all leased properties. However, we cannot assure you that we will be able to obtain copies of title certificates or proof of authorization to lease any properties that we may lease in the future or the title to these properties we currently lease or any properties that we may lease in the future will not be otherwise challenged. Furthermore, several of our leased properties are owned by universities or built on allocated land in China. Such properties may not be legally leased to us under PRC law. Our leasehold interest in these properties may be challenged by relevant PRC governmental authorities to be invalid, and we may be forced to move out of such premises. In addition, we have not registered most of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Our accounts receivable has been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

Understanding the difficulty for recent college graduates to afford the tuition fees of our courses, we offered qualified students the post-graduation tuition payment option beginning in 2006, which led to our relatively high accounts receivable. As of December 31, 2019, 2020 and 2021, our outstanding accounts receivable, net of allowance for doubtful accounts, were RMB32.2 million, RMB33.0 million and RMB48.5 (US$7.6 million), respectively. Although we conduct financial evaluations of our students applying to use our post-graduation tuition payment option, we do not require collateral or other security from our students. Adverse changes in the macroeconomic environment and the earnings capacity of our students may negatively impact our ability to collect our accounts receivable. Furthermore, as time passes, it might be more difficult for us to collect historical accounts receivable. Our bad debt allowance amounted RMB2.3 million, RMB6.9 million and RMB5.8 million (US$0.9 million) in 2019, 2020 and 2021, respectively. Our balance of bad debt allowance amounted RMB2.3 million, RMB9.2 million and RMB15.0 million (US$2.4 million) as of December 31, 2019, 2020 and 2021, respectively. There is no guarantee that our bad debt allowance expense will not increase in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our bad debt allowance to increase in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

Furthermore, we have extended loans with one-year terms to certain of our employees to support their personal needs. As of December 31, 2021, our outstanding accounts receivable for such loans was RMB20.6 million (US$3.2 million). We have no receivables due from any of our directors and officers. If we cannot collect such outstanding accounts receivable in a timely manner, or at all, our financial condition, liquidity and result of operations will be adversely impacted, and any legal proceedings initiated to collect such receivables may adversely impact our relationship with such employees.

Capacity constraints of our learning centers could cause us to lose students to our competitors.

Our learning centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our courses due to the capacity constraints of our learning centers. If we fail to expand our physical capacity as quickly as the demand for our classroom-based services grows, we could lose potential students to our competitors, which could adversely affect our results of operations and business prospects. As we further expand our childhood and adolescent quality education programs, we may face more intense capacity challenges. Furthermore, the investment in the expansion of learning centers can be costly, which may have adverse impact on our gross margin, if we can manage to make such investments at all.

We may not be able to recoup the capital expenditures or investments we make to expand and upgrade our teaching, administrative, research and other capabilities.

We purchased two office buildings in Beijing for an aggregate price of RMB231.9 million in 2016. The office buildings are mainly for teaching purposes, and to a lesser extent for administrative functions. We, through our wholly owned subsidiary in the PRC, sold one of the two office buildings and received the full payment of the sales proceed amounting to RMB92.0 million (US$14.4 million) in 2021 and incurred a loss on disposal amounting to RMB22.3 million (US$3.5 million). We continued to use the building until December 31, 2021. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB49.6 million in 2016. The purpose of these two buildings is for teaching purposes as learning centers to accommodate the growing demand in the local market and to take advantage of favorable local policies. We may continue to invest in our teaching, administrative, research and other capabilities as our business further develops. Although we will evaluate the feasibility of each property purchase for the good of our business operations, we are likely to incur costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

Our strategy of investments and acquiring complementary businesses and assets may fail.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business. Investments and acquisitions involve uncertainties and risks, including:

●	potential ongoing financial obligations and unforeseen or hidden liabilities, including liability for infringement of third-party copyrights or other intellectual property;
●	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;
●	costs and difficulties of integrating acquired businesses and managing a larger business;
●	potentially significant goodwill impairment charges;
●	high acquisition and financing costs;
●	possible loss of key employees of a target business;
●	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;
●	diversion of resources and management attention; and
●	in the case of acquisitions of businesses or assets outside China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries.

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

We derive a substantial portion of our net revenues from our entities in Beijing and Hangzhou. Revenue derived from the entities in Beijing accounted for 13.8%, 17.2% and 16.2% of our net revenues in 2019, 2020 and 2021, respectively. Revenue derived from the entities in Hangzhou accounted for 18.8%, 13.9% and 11.1% of our net revenues in 2019, 2020 and 2021, respectively. As a result of this geographic concentration, our results of operations are significantly affected by economic conditions in Beijing and Hangzhou. Furthermore, any natural disaster or health epidemics affecting the Beijing and Hangzhou regions could significantly impact our operations. Although we have been and will be exploring opportunities of setting up additional learning centers in second tier or third-tier cities, we expect that we will continue to derive a substantial portion of our net revenues from Beijing and Hangzhou in the near future. Deterioration in economic conditions and the professional services industries in these markets could decrease the demand for our courses, which in turn could negatively impact our operations and business prospects.

Our historical financial and operating results may not be indicative of future performance.

Although we commenced operations in 2002, our significant business growth and expansion began in 2009, and certain of our courses, especially our childhood and adolescent quality education courses, were only developed in recent years. Our business and our prospects must be evaluated in light of the risks and uncertainties encountered by companies at a comparable stage of development. Furthermore, our results of operations may vary from period to period in response to a variety of other factors, including general economic conditions and regulations, government actions pertaining to the professional education services sector in China, changes in spending on professional education services, our ability to control cost of revenues and operating expenses and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, some of which are beyond our control, our historical financial and operating results may not be indicative of our future performance, and you should not rely on our past results or our historic growth rates as indicators of our future performance.

Our ability to broadcast our lectures live and to offer online learning modules on TTS depends upon the performance and reliability of our systems and the internet infrastructure and telecommunications networks in China.

We deliver live broadcasts of our lectures via a dedicated network of China Telecom and China Unicom on third-party live broadcasting platforms to terminals located in selected learning centers with high student enrollment and via public internet infrastructure to other learning centers. Any unscheduled service interruption of the internet infrastructure and telecommunications networks in China could cause us to be unable to deliver these live broadcasts, forcing us to resort to using pre-recorded lectures in the event of such service interruptions. Our inability to broadcast live lectures during service interruptions may damage the quality of our education and student experience, which may hurt our reputation and negatively impact our financial condition and results of operations. Furthermore, our gross profit and net income could be adversely affected if the prices that we pay for telecommunications and internet services rise significantly.

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

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We have determined that the risks of disruption or liability from our business, the loss or damage to our fixed assets, including our equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms render it commercially impractical for us to have such insurance. We maintain property insurance policy covering our building in Yizhuang, Beijing for losses due to disasters, including fire, earthquake, and flood. We do not have any other business interruption, litigation or property insurance coverage for our operations in China. Any uninsured occurrence of personal injury, loss or damage to fixed assets, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

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

Labor costs in China have risen in recent years. We employed 10,009 employees in China as of December 31, 2021. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, the PRC government has promulgated laws and regulations to enhance labor protection, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may reduce our net income.

In February 2014, we adopted a 2014 share incentive plan, or the 2014 Plan. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing on January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the 2014 Plan, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2021, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB3.6 million (US$0.6 million) and RMB4.9 million (US$0.8 million), respectively, which will be recognized over a weighted average period of 0.42 year and 1.97 years, respectively. Expenses associated with share-based compensation awards granted under our share plan may reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Prior to 2012, we conducted a substantial portion of our operations through the consolidated VIEs and their subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On January 27, 2021, the new Catalog of Industries for Encouraged Foreign Investment (2020 Edition) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of the consolidated VIEs to Tarena Technologies Inc., or Tarena Tech, and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to the VIE for business operation purpose in 2018. In 2019, three of our learning centers, which provide online education services, were transferred back to the VIE for business operation purpose, and one school was newly set up through the VIE. In 2020 and 2021, three and two schools were newly set up through the VIE, respectively.

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended on September 10, 2008 and February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology, or MIIT, and the Ministry of Commerce, or the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. Although the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the Negative List, jointly issued by the NDRC and the MOFCOM on December 27, 2021, and effective from January 1, 2022, and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (For-profit E-commerce Business), or the Circular 196, promulgated by the MIIT in June 2015, allow a foreign investor to own up to 100% of the total equity interest in e-commerce business, domestic multi-party communication, storage and forwarding classes and call centers, we have not engaged in any such business. Due to the foreign ownership restriction on internet content and other value-added telecommunication services, we operate our TMOOC.cn, 61it.cn, and goto211.com websites through the VIE, Beijing Tarena, and such three websites have been included in the permitted operation scope under the ICP license held by Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jianguang Li, our independent director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

●	exercise effective financial control over Beijing Tarena;
●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tarena; and
●	have an exclusive option to purchase all or part of the equity interests in Beijing Tarena when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Tarena and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Investors in our ADSs thus are not purchasing equity interest in the variable interest entity in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the variable interest entity.

Han Kun Law Offices, our PRC legal counsel, is of the opinion that (i) the ownership structure of Beijing Tarena and Tarena Tech will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Tarena Tech, Beijing Tarena and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE will be adopted or if adopted, what they would provide. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although the PRC Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition of “foreign investment” in the future. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Value–Added Telecommunications Services—The Foreign Investment Law” and “Item.3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our holding company in the Cayman Islands, the variable interest entity, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, the business, financial condition, and results of operations of the variable interest entity and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the variable interest entity, which contributed 5.9% of our revenues in 2021. If we or Beijing Tarena is found to be in violation of any existing or future PRC laws or regulations, or such arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

We launched our TMOOC.cn online learning platform in March 2015 to cover a broader customer base. TMOOC.cn features sample lecture videos and class materials covering our course subjects. We offer our class students the opportunity to complete a portion of lessons online using TMOOC.cn, especially during the temporary closure of our learning centers due to the COVID-19 pandemic. TMOOC.cn is also important for our marketing efforts. Therefore, the imposition of any of these penalties could result in a material and adverse effect on our ability to provide online education services and conduct our marketing and promotional activities through TMOOC.cn. Beijing Tarena has added our TMOOC.cn website under its ICP license.

If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the consolidated VIE.

Prior to 2012, we operated a substantial portion of our learning centers through the consolidated VIE and its subsidiaries and schools. After the PRC Catalogue for the Guidance of Foreign Investment Industries became effective on January 30, 2012, amended in 2015 and 2017 and replaced by the New Catalog of Industries for Encouraged Foreign Investment (2020 Edition) on January 27, 2021, foreign investment in non-accredited professional education services is now “encouraged” in China and there is no limitation with respect to maximum percentage of foreign ownership in a company conducting business in this area.

In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of the consolidated VIEs to our wholly owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to the VIE for business operation purpose in 2018. In 2019, three of our learning centers which provide online education services were transferred back to the VIE for business operation purpose and one school was newly set up through the VIE. In 2020 and 2021, three and two schools were newly set up through the VIE, respectively. As of December 31, 2021, we operated 64 of our learning centers through private schools owned by us. These 64 learning centers in the aggregate accounted for 36.1% of our adult student enrollments and accounted for 13.8% of our childhood and adolescent student enrollments in 2021, respectively.

However, there are still uncertainties under current PRC laws as to whether a wholly foreign-owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. On the one hand, the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) encourages and permits 100% foreign ownership of non-accredited professional training business in China and the Private Education Law does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. The Amendment to the Private Education Law Implementation Rules provides that foreign-invested enterprises established in the PRC and social organizations controlled by any foreign entity are prohibited from establishing or participating in establishing private schools to provide compulsory education; and the establishment of any other type of private school is subject to the provisions of the State on foreign investment. Moreover, the Alleviating Burden Opinions specifies that foreign capital is prohibited from controlling or participating in any academic after-school tutoring institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities, but has not expressly imposed restriction on non-academic after-school tutoring institutions. On the other hand, according to the Private Education Law, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which requires specific approvals from those governmental authorities in charge of either human resources and social security or education and requires any foreign party to such Chinese-foreign cooperation in operating schools to be an educational institution with relevant experience in providing educational services outside China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in China. It remains uncertain as to how and to what extent the Alleviating Burden Opinions may affect the regulation and administration on non-academic after-school tutoring institutions. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly owned subsidiaries incorporated in China to establish a school under the Private Education Law without violating the Regulations on Operating Chinese-foreign Schools. As of March 31, 2022, 48 private schools sponsored by our wholly owned subsidiaries in China have obtained private school operating permits, and based on the results of verbal inquiries with the relevant governmental authorities of human resources and social security or education, we believe that the relevant government authorities have not challenged and are unlikely to challenge the ownership structure of our schools. However, if the relevant PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our PRC subsidiaries, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and the related learning centers to the consolidated VIE, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to the consolidated VIE. See “Item.3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” If we fail to restructure the ownership and operation of these schools or otherwise accommodate requests from the relevant PRC human resources and social security or education regulatory authorities in a timely manner or to their satisfaction, we may be subject to fines, the suspension or ceasing of our operations or other penalties, which may materially and adversely affect our business and results of operations.

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

If we had direct ownership of Beijing Tarena, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Beijing Tarena, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Beijing Tarena and its shareholders of their obligations under the contracts to exercise control over Beijing Tarena. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over variable interest entities through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with Beijing Tarena may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request them to transfer all of their equity ownership in Beijing Tarena to a PRC entity or individual designated by us. We rely on Mr. Shaoyun Han and Mr. Jianguang Li, who are both our directors and who owe a fiduciary duty to our company, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Tarena, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with the consolidated VIE may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Tarena Tech and the consolidated VIE did not represent an arms-length price and adjust the consolidated VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the consolidated VIE, which could in turn increase their tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on the consolidated VIE for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require any of our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with the variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Our contractual arrangements with the consolidated VIE may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.”

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

We do not have priority pledges and liens against Beijing Tarena’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Beijing Tarena undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Beijing Tarena’s assets. If Beijing Tarena liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Beijing Tarena to Tarena Tech under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Beijing Tarena through carefully designed budgetary and internal controls to ensure that Beijing Tarena is well capitalized and is highly unlikely to trigger any third-party monetary claims in excess of its assets and cash resources. Furthermore, Tarena Tech has the ability, if necessary, to provide financial support to Beijing Tarena to prevent such an involuntary liquidation.

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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and the consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and the consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of our PRC subsidiaries and the consolidated VIE have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally store them in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries and the consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) some of which may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020 and its impact in the future remains uncertain. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. There have been concerns over unrest, terrorist threats and potential wars in the Middle East, Europe and Africa. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and may disrupt global markets. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if proposed changes to the law are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors,  including but not limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December, 2021.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, as amended on February 24, 2017, and December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a PRC “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as Circular 82, issued in April 2009, as amended in January 2014 and December 2017, by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seals, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Circular 82 also clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by shareholders that are non-PRC resident enterprises. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises and there are currently no further rules or precedents governing the procedures and specific criteria for determining the “de facto management body” for a company like ours, or controlled by PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Tarena International, Inc. meets all of the conditions above and thus we do not believe that Tarena International, Inc. is a PRC resident enterprise, despite the fact that all of the members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities, have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or enterprise group and treated as resident enterprises for PRC enterprise income tax purposes.

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

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued Circular 59 in April 2009, and the SAT issued Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

On February 3, 2015, the SAT issued Public Notice 2015 No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer under Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make a self-assessment as to whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Since Public Notice 7 was recently promulgated, it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or to establish that we should not be taxed under Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

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

In addition, the State Administration of Taxation promulgated Administrative Measures on the General Anti-Avoidance Rule (Trial), or GAAR Measures, on December 12, 2014, which shows the authority’s intention to fight against any tax avoidance scheme that is adopted to obtain unwarranted tax benefit without reasonable commercial purpose. A press release, made by the State Administration of Taxation to clarify certain issues relating to the application of the GAAR Measures, stated that the GAAR Measures may be applicable if any general tax-avoidance scheme exists in the offshore indirect transfer of equity interests. Since GAAR Measures was recently promulgated and it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the relevant governmental authorities, we cannot predict how these regulations will affect our business operations, future acquisitions or strategy.

We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs production and operation, internet publication, human resources intermediary service and filing requirements for commercial franchise.

In December 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, the predecessor of Administration of Radio and Television newly established in April 2018, and the MIIT, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the internet of audio-video programs, or the provision of audio-video program uploading and transmission services. In February 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

Furthermore, on April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, amended on March 10, 2017, which clarified the scope of internet audio-video programs services. According to the Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

We transmit our recorded audio-video quality education programs through our TTS system and TMOOC.cn to enrolled course participants. In addition, we provide live teaching services so that students can choose different learning modes. As a result, we may be subject to the Internet Audio-Video Program Measures. If the governmental authorities determine that our provision of lecture videos on TTS and/or TMOOC.cn falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, a producer or operator of radio or television programs is required to obtain a Radio and Television Program Production and Operation License under PRC laws and regulations. We obtained a Radio and Television Program Production and Operation License on June 27, 2019, for the audio-video educational programs on our TTS system, which is held by Beijing Tarena.

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

Pursuant to the Provisions on the Administration of Human Resources Markets issued by SAIC in 2001 and as amended in 2005, 2015 and 2019, respectively, a human resources service intermediary refers to any entity which provides intermediary services for employers and any potential employees, and no entity may provide such services without a License for Human Resources Service. Any internet information service provider which provides intermediary services for employers and any potential employees via the internet shall obtain such license. In addition, the Interim Regulations for the Human Resources Market, or the Interim Regulations, issued by the State Council in June 2018 further clarifies the requirements of human resources service licensing and filing. In accordance with the Interim Regulations, any commercial human resources service provider engaging in employment introduction information services or internet human resources information services for employers and individuals shall obtain a License for Human Resources Service and any commercial human resources service provider engaging in collection and release of human resources information shall complete the necessary filing with competent human resources and social security authorities.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Although we have not entered into any agreement with corporate employers or any job-seeking candidates, we source and list job opportunities from both IT and non-IT employers in China through the website, which may be deemed as a human resources service intermediary. If the relevant PRC government authorities determine that we must obtain a License for Human Resources Services for the operation of Job Show and we fail to obtain such license, they may order us to cease such activities and if there is any illegal income, we may be subject to confiscation of the illegal income and a fine of more than RMB10,000 and less than RMB50,000. If the relevant PRC government authorities determine that we must file with the competent authority for engaging in human resources services activities and we fail to complete such filings on time, the competent authority shall order us to correct, or we may be subject a fine of more than RMB5,000 and less than RMB10,000 if such correction is not made. Shanxi Zhimujiang Human Resource Management Co., Ltd. and Tarena Times (Wuhan) Technology Co., Ltd., both wholly owned subsidiaries of Tarena Tech, obtained the License for Human Resources Services on April 29, 2019 and July 6, 2020, respectively, for the job intermediary activities, and we are going to engage in job intermediary activities through these two companies.

In addition, the State Council promulgated The Administrative Regulations on Commercial Franchise, or Franchise Regulations, on February 6, 2007. The MOFCOM promulgated the Administrative Measures on Filing of Commercial Franchise, or the Franchise Filing Measures, on April 30, 2007, as amended on December 12, 2011. Under these regulations, “franchise operations” refers to a license by an enterprise owner of registered trademarks, enterprise logos, patents, proprietary technologies or other business resources, or franchisor, to another business operator, the franchisee, to use such business resources owned by the franchisor through a contractual arrangement, where the franchisee operates the business according to a uniform business model stipulated under the contract and pays the franchisor franchising fees. A franchisor shall file with the MOFCOM or its local office within 15 days from the date of entering into a franchise contract with a franchisee for the first time. We have 40 franchisees for childhood and adolescent quality education programs and 1 franchisee for adult professional education programs in 2021. However, we have not filed with MOFCOM or its local office for the franchise operations regarding adult professional education program as of the date of this annual report, and we have been communicating, and will continue to communicate with the competent authorities to complete such filing. If we fail to complete such filing, the competent authorities may order us to complete such filing within a stipulated period and we may be subject to a fine between RMB10,000 and RMB50,000. If we still fail to complete such filing within a stipulated period, we may be subject to a fine between RMB50,000 and RMB100,000, and a public announcement may be issued against us.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4. Information on the Company— B. Business Overview— Government Regulations—Regulations Relating to Overseas Listing and M&A.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures do not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant an adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with a compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualifies as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Moreover, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial condition and business prospects may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the draft of Regulations on Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

PRC regulations establish complex approval procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. The transfers of our learning centers from the consolidated VIE to our wholly owned subsidiaries in China may be subject to such approval procedures, in which case we may need to restructure the ownership and operation of the affected learning centers, and as a result we may be exposed to increased risks associated with the contractual arrangements relating to the consolidated VIE.

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

In addition, in accordance with the M&A Rules, approval of the MOFCOM is required for acquisitions of PRC domestic enterprises by foreign companies that are established or controlled by PRC domestic companies, enterprises or individuals related to the target PRC domestic enterprises, or “Related Party Acquisitions,” and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in China or in other ways. Although M&A Rules have been effective since September 2006, we are not aware of any precedent of approval by the MOFCOM of any Related Party Acquisition conducted by PRC domestic individuals. Starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of the consolidated VIEs to our wholly owned subsidiary, Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to the VIE for business operation purpose in 2018. In 2019, three of our learning centers which provide online education services were transferred back to the VIE for business operation purpose and one school was newly set up through the VIE. In 2020 and 2021, three and two schools were newly set up through the VIE, respectively. As Mr. Shaoyun Han is a shareholder of both Tarena and the consolidated VIEs, even though the transfers of the companies from the consolidated VIEs to our wholly owned subsidiaries in China are not “acquisitions by foreign investors of PRC domestic enterprises” under the M&A Rules, and Tarena Tech, our wholly foreign invested enterprise in PRC, was converted into a wholly foreign invested enterprise before the effective date of the M&A Rules, the requirement for an approval from the MOFCOM may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools, which are not enterprises, from subsidiaries of the consolidated VIEs to our wholly owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the MOFCOM determines that our previous transfers of learning centers from the consolidated VIEs to our wholly owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the MOFCOM’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may need to transfer these companies and schools, including the related learning centers, back to the consolidated VIE. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the consolidated VIE. See “—Risks Related to Our Corporate Structure.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with the local branch of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) the requirement by the SAFE to return the foreign exchange remitted overseas within a period specified by the SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of the SAFE. The qualified banks, under the supervision of the SAFE, directly examine the applications and conduct the registration.

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

We have used our best efforts to notify all of our shareholders who are PRC citizens and hold interests in us to register with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. However, in practice, different local SAFE branches and/or qualified banks may have different views and procedures on the application and implementation of SAFE regulations. Therefore, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch and/or qualified banks in full compliance with applicable laws. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular No. 37, SAFE Notice 13 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with the SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Stock Incentive Plans.” We and our PRC employees who have been granted share options and restricted share units are subject to these regulations and we have completed the registrations of our stock incentive plans, namely, the 2008 Plan and the 2014 Plan, with the local SAFE as required by PRC law. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially and adversely affect our business.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investments and removes certain other restrictions provided under previous laws and regulations promulgated by the SAFE for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scope, and providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated Circular 16, the application scope of which expands from only the capital of foreign-invested enterprises to the capital, foreign debt proceeds and proceeds from overseas public offerings. Furthermore, Circular 16 allows foreign-invested enterprises to use their foreign exchange capitals under capital account to the extent permitted by the relevant laws and regulations, and removes certain prohibitions on using the Renminbi fund converted from the foreign exchange capitals under Circular 19, such as prohibitions on providing loans to the affiliated enterprises of such foreign-invested enterprises or repaying loans between non-financial enterprises. Violations of SAFE Circular 19 and Circular 16 could result in severe monetary or other penalties. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investments. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using capital funds on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong Subsidiary.

Under the EIT Law and its implementation rules, dividends generated from retained earnings from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least a 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or an arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants a tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that an applicant who intends to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, or Circular 60, which was replaced and repealed by Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 35. Circular 60 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Circular 35, which was issued in October 2019 by the SAT and became effective on January 1, 2020, sets forth similar rules to those of Circular 60 that non-resident enterprises and their withholding agents shall enjoy treaty benefits by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. As a result, although our PRC subsidiary, Tarena Hangzhou, is currently wholly owned by our Hong Kong subsidiary, Tarena HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If Tarena HK cannot be recognized as the beneficial owner of the dividends to be paid by Tarena Hangzhou to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law. Moreover, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a preferential tax treatment, the relevant tax authorities may adjust the preferential withholding tax in the future.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law, which became effective on January 1, 2008, and as amended on December 29, 2018, and its Implementing Rules, which became effective on January 1, 2008, and as amended on December 29, 2018, and April 23, 2019, respectively, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The EIT Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012, 2015, 2018 and again in 2021, and is eligible to enjoy a preferential tax rate of 15% until December 2024. In addition, Tarena Hangzhou, one of our PRC subsidiaries, was established in 2013 and is qualified as a “newly established software enterprise,” which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption since the beginning of 2019. Tarena Hangzhou has obtained its HNTE certificate in 2020, and is eligible to enjoy a preferential income tax rate of 15% from December 2020 to December 2023. Tarena Hangzhou has also received financial subsidies from a PRC local government authority in 2013, 2015 and 2016. In 2016, Tarena Hangzhou acquired Hangzhou Hanru Education & Technology Co., Ltd., or Hanru Hangzhou, which was qualified as a “newly established software enterprise” and entitled to a full tax exemption of two years followed by a 50% tax exemption of three years, commencing from 2016. In addition, Hanru Hangzhou obtained its HNTE certificate in 2019 and is eligible to enjoy a preferential tax rate of 15% until December 2022. If any of these entities fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

Preferential tax treatments and financial subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

It may be difficult for overseas regulators to conduct an investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent of the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar in 2005. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2018, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In January 2016, we entered into a foreign currency forward contract with China Merchants Bank Co., Ltd. The notional amounts of the foreign currency forward contracts were RMB564.1 million and the settlement date was on May 19, 2016. We incurred a loss of RMB12.9 million as a result of such forward foreign currency contract in 2016. The contract expired in May 2017, and we have not entered into any new foreign currency forward contract since then. Due to the fluctuation in the exchange rate between U.S. dollars and RMB, we may decide to enter into additional foreign currency contracts in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, or the Foreign Investment Law, which came into effect on January 1, 2020, and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via a contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition of “foreign investment” in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under PRC laws and regulations. In addition, the Supreme People’s Court issued Certain Opinions Concerning the Application of the Foreign Investment Law on December 16, 2019, or the Foreign Investment Law Judicial Interpretations, which provides that an investment contract in relation to the investment by a foreign investor in a field which is prohibited from foreign investment under the Negative List may be invalidated by the courts. Although we believe a contractual arrangement would not be deemed as an “investment contract” under the Foreign Investment Law Judicial Interpretations, we cannot assure you that the PRC courts would take the same view that we have. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

The tension in international trade and rising political tension, particularly between the U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as in the relations between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

Although the direct impact of the current international trade and political tension, and any escalation of such tension, on the online retail industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with a connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have recently listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance.

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

If we fail to meet Nasdaq’s minimum bid price or minimum market value of publicly held shares requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

Our ADSs are currently listed on the Nasdaq Global Select Market, or Nasdaq. The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on Nasdaq. These requirements include maintaining a minimum closing bid price of US$1.00 per ADS and a minimum market value of publicly held shares of US$15 million for a period of 30 consecutive trading days. On December 10, 2021, we received a written notification from Nasdaq advising us that our ADS had been trading at a price that would subject our ADSs to delisting if we fail to regain compliance with the Nasdaq minimum bid price requirements. We were granted a grace period of 180 calendar days, expiring on June 8, 2022, in which to regain compliance. We have regained compliance by changing the ratio of our ADS to our Class A ordinary shares since January 6, 2022, as the closing bid price of our ADSs was at least US$1.00 for a minimum of ten consecutive business days during this 180-day period. We have regained compliance with the minimum bid requirement as of the date of this annual report. However, there can be no assurance that we will meet the requirements for continued listing.

On January 20, 2022, we received a further notice from Nasdaq indicating that we no longer meet the continued listing requirement of minimum Market Value of Publicly Held Shares (MVPHS) for Nasdaq because our MVPHS for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15 million. We were granted a grace period of 180 calendar days, expiring on July 19, 2022, in which to regain compliance. We can cure this deficiency if our MVPHS closes at US$15 million or more for a minimum of ten consecutive business days during the compliance period. We have not regained compliance with this minimum MVPHS requirement as of the date of this annual report.

Our management is looking into various options available to regain compliance and maintain our continued listing on Nasdaq. However, there can be no assurance that we will be able to regain compliance with the MVPHS requirement in a timely manner. In the event we do not regain compliance prior to the expiration of the compliance period, we will receive written notification that our securities are subject to delisting. If we fail to regain compliance by July 19, 2022, we may be subject to delisting. There can be no assurance that we will meet the requirements for continued listing. The delisting of our ADSs or transfer of listing may significantly reduce the liquidity of our ADSs, cause further declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

On December 31, 2021, we announced that our board of directors has authorized a share repurchase program, under which we may purchase up to US$2.5 million of our shares over the next six months. From December 31, 2021, to March 31, 2022, we repurchased approximately 345,101 ADSs at a weighted average price of US$2.14 per ADS. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2022, our Class B ordinary shares represent 13.0% of our total issued and outstanding ordinary shares on an as-converted basis and entitle their holders to 60.0% of our total voting power.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIE as being beneficially owned by us for U.S. federal income tax purposes because we control the entity’s management decisions, we are entitled to substantially all of the economic benefits associated with the entity, and, as a result, we consolidate the entity’s results of operations in our U.S. GAAP financial statements. If it was determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2021, and we do not expect to be classified as a PFIC in the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

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

We are a Cayman Islands company and almost all of our assets are located outside the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and executive officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

The information we are required to file with or furnish to the SEC are less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We relied on the exemption available to foreign private issuers for the requirement that such issuers hold an annual general meeting of shareholders no later than December 31, 2021. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2021. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a United States domestic issuer.

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

You may not be able to participate in our rights offerings and may experience dilution of your holdings.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events, such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Compliance with such rules and regulations have increased, and we expect such compliance to continue to increase our legal and financial compliance costs and to make certain corporate activities more time-consuming and costly.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. We have been investigated by several law firms in the U.S. for potential securities claims in the past. Tarena International Inc. and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021, in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016, and November 1, 2019, related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On January 18, 2022, Tarena International Inc. moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing is scheduled to be complete by May 19, 2022. Though Tarena International Inc. has planned to defend itself vigorously in the action, we cannot ascertain the final result of the pending class action, and our involvement in the class actions, whatever the final result may be, could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began our operations in Beijing in September 2002 through Beijing Tarena Technology Co., Ltd. In November 2012, we changed the name of Beijing Tarena Technology Co., Ltd. to Tarena Technologies Inc., or Tarena Tech. Tarena International, Inc., an exempted company with limited liability, was incorporated in the Cayman Islands in October 2003 and became our ultimate holding company. We established Tarena Hong Kong Limited, or Tarena HK, as our wholly owned subsidiary in October 2012. Tarena HK wholly owns Tarena Software Technology (Hangzhou) Co., Ltd., or Tarena Hangzhou, an entity that we established in January 2013.

On April 3, 2014, our ADSs began trading on Nasdaq under the ticker symbol “TEDU.” We and certain selling shareholders sold a total of 15,300,000 ADSs, representing 15,300,000 Class A ordinary shares, at an initial offering price of $9.00 per ADS. Concurrently with our initial public offering, we also issued 1,500,000 Class A ordinary shares at a price of US$9.00 per share to New Oriental Education & Technology Group Inc. Ltd. through a private placement.

Prior to 2012, we conducted a substantial portion of our operations through the consolidated VIEs and their respective subsidiaries and schools. On January 30, 2012, the PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed professional education service as an industry for which foreign investments are “encouraged” by the government. On April 10, 2015, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. On July 28, 2017, the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) became effective, which listed non-accredited professional education service as an industry for which foreign investments are “encouraged” by the government. In light of such change of law, starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of the consolidated VIEs to Tarena Tech and its subsidiaries and schools. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to the VIE for business operation purpose in 2018. In 2019, three of our learning centers which provide online education services were transferred back to the VIE for business operation purpose and one school was newly set up through the VIE. In 2020 and 2021, three and two schools were newly set up through the VIE, respectively. We expect to continue to control and consolidate Beijing Tarena, which holds an Internet Content Provider license, or ICP license. We operate our TMOOC.cn, 61it.cn, and goto211.com websites through the VIE, and such three websites have been included in the permitted operation scope under the ICP license held by Beijing Tarena. For a description of the risks related to our corporate structure and the contractual arrangements we have entered into with the VIE, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

In 2015, we invested RMB24.0 million in five PRC companies that are engaged in the provision of educational products and services. In 2016, we invested RMB12.8 million in three companies that are mainly engaged in the provision of educational products and services. In 2017, we invested RMB50.5 million in three companies that are mainly engaged in the provision of IT, educational products and services, and we disposed of our investment in one of them with a consideration of RMB22.5 million (US$3.5 million) in 2021. In 2018, we invested RMB18.5 million in three companies that are mainly engaged in the provision of IT and educational products and services. In 2018, we acquired Wuhan Haoxiaozi Robot Technology Co., Ltd. (or “RTEC”), one of the largest childhood and adolescent robotics programming education service providers in Hunan and Hubei provinces in China. In 2019, we invested RMB10.0 million in one PRC company which is mainly engaged in investment management businesses.

The table below sets forth the percentages of the respective revenues and assets of Tarena and our wholly owned subsidiaries and the consolidated VIE as of the dates and for the periods indicated:

				Total
	Net Revenues(1)			Assets(1)
	For the year	For the year	For the year
	ended	ended	ended	As of
	December	December	December	December
	31,	31,	31,	31,
	2019	2020	2021	2021
Tarena and our wholly owned subsidiaries	98.4%	93.3%	94.1%	86.5%
Consolidated VIE	1.6%	6.7%	5.9%	13.5%
Total	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between Tarena and our wholly owned subsidiaries and the consolidated VIE.

One of our headquarters is located in Beijing, China. Our principal executive offices in Beijing are located at 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, China, People’s Republic of China. Our telephone number at this address is +86 10 6213 5687. Our principal executive offices in Hangzhou are located at 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou 310000, People’s Republic of China. Our telephone number at this address is +86 571 5602 0827. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

On December 8, 2020, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Mr. Shaoyun Han, our founder and chairman of the board of directors, to acquire all of the outstanding Class A ordinary shares of our company that are not already owned by Mr. Shaoyun Han and his affiliates (the “Buyer Group”) for a purchase price of $4.00 per American Depositary Share, or US$4.00 per Class A ordinary share, in cash. On December 10, 2020, our board of directors formed a special committee (the “Special Committee”) consisting of two independent directors, Mr. Arthur Lap Tat Wong, as the chairman of the Special Committee, and Mr. Hon Sang Lee, to evaluate and consider the Proposal Letter. On December 30, 2020, we announced that the Special Committee had retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process. On April 30, 2021, we announced that we had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kidedu Holdings Limited (“Parent”) and Kidarena Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into us, with us continuing as the surviving company and becoming a wholly owned subsidiary of Parent in a transaction implying an equity value of us of approximately US$230.6 million. The merger consideration will be funded through cash contribution by Ascendent Capital Partners III, L.P. (“ACP”) or its affiliates (the “Sponsor,” together with Mr. Shaoyun Han, the “Buyer Group”). On September 31, 2021, we announced that we had delivered a written notice to Parent, Merger Sub and ACP, of our intention to terminate the Merger Agreement due to the breach of the Merger Agreement by Parent and Merger Sub. On November 15, 2021, we announced that all parties mutually agreed to terminate the Merger Agreement due to disagreement on specific terms and conditions within the Merger Agreement. Pursuant to the Termination Agreement, the Buyer Group will pay a settlement payment of US$3.53 million to us by November 26, 2021. The Buyer Group paid a settlement fee of US$3.53 million to us on November 24, 2021. The Merger Agreement was therefore terminated on the same date upon receipt of the settlement fee.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.tedu.cn. The information contained on our website is not a part of this annual report.

B.	Business Overview

We provide professional education and childhood and adolescent quality education services in China. Our core strength is in IT professional education services and childhood and adolescent quality education services. We currently offer courses in seven IT subjects, three non-IT subjects and nine childhood and adolescent quality education programs.

For our adult students, our education platform combines live distance instruction, classroom-based tutoring and online learning modules. We deliver professional education lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of 100 directly managed learning centers in 44 cities in China as of December 31, 2021. For each class, instructors deliver lectures from one classroom in Beijing to students in the same classroom as well as to students at our learning centers across China via simultaneous webcast. To facilitate a disciplined and focused learning environment, we staff each classroom at our learning centers with one or two on-site teaching assistants to tutor and supervise students. We complement the live instruction and tutoring with our proprietary learning management system TTS. TTS has five core functions, featuring course content, examinations, student and teaching staff interaction tools, student management tools and an online student community. Through this education platform, we provide job-oriented education with measurable outcomes, as demonstrated by our high job placement rates and students’ academic performance. In addition to our TTS platform, we launched TMOOC.cn in March 2015, which offers not only regular teaching video content, but also continuing education courses and job placement training courses, in order to cover a broader customer base. We offer our part-time class students the opportunity to complete a portion of their lessons online using TMOOC.cn, which is also important for our marketing efforts.

In December 2015, we launched new training programs TongchengTongmei featuring IT training courses and non-IT training courses for minors. In March 2016, we rolled out childhood and adolescent robotics programming courses. In 2017, we launched coding mathematics to further diversify our course offerings in childhood and adolescent quality education. These new programs target and contain curriculum that is customized for pre-school, primary to secondary school students aged between three and eighteen. Similar to programs designed for adult students, our courses for preschool, primary to high school students also adopted a dual-teaching model. Students are taught by either live distance instructors or pre-recorded videos, with teaching assistants face-to-face in classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, led by on-site teaching assistants. These programs are partly delivered through the facilities of existing learning centers to improve the utilization of the facilities. Since 2016, we also set up standalone centers for childhood and adolescent quality education programs, which have further improved our brand recognition and teaching facilities and brought better learning experience for our students. As of December 31, 2021, there were 238 TongchengTongmei standalone learning centers covering 54 cities in China.

We have a strong commitment to career services for our adult training business. We had 482 career counselors as of December 31, 2021, who advise students through mandatory job skill seminars, one-on-one interview workshops and systematic career assessment and planning. We had 96 employer cooperation representatives as of December 31, 2021, who liaise closely with employers, alumni, human resources websites and other employment recruiters to maximize job opportunities for our students. In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China. We have a track record of producing qualified, job-ready candidates for many corporate employers in China, including Global Fortune 500 companies and leading technology companies.

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries in China. We also control and consolidate a VIE, Beijing Tarena. We operate our TMOOC.cn, 61it.cn, and goto211.com websites through the VIE, and such three websites have been included in the permitted operation scope under the ICP license held by Beijing Tarena. Our wholly owned subsidiaries in China are currently not eligible as wholly owned foreign-invested enterprises to hold ICP licenses.

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

Our live broadcast method of lecture delivery ensures consistency in teaching quality across all our centers. All of our instructors that deliver the lecture through a webcasting system are located in Beijing, where we centralize our training support. Our headquarter-level quality control department monitors the performance of each lecturer on a daily basis. We typically have multiple instructors for each course, with each instructor focusing on separate topic areas. We believe this allows our instructors to focus, and offer more in-depth teaching, on their specific areas of expertise within a subject.

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

Our learning centers function both as classrooms for delivering lectures and self-study rooms after class hours. As of December 31, 2021, we directly managed a total of 100 adult professional education learning centers in 44 major cities across China. Our learning centers for adults vary in terms of size, typically having between 7 and 15 classrooms, with each classroom typically able to host between 20 and 40 students. Learning centers for students aged between three and eighteen vary in terms of size, ranging between approximately 300 and 700 square meters. The number of students vary according to different courses, with typically around 6 to 8 students in small classrooms and 12 to 15 students in large classrooms. In addition to the learning centers that we operate directly, we also have 40 franchisees for childhood and adolescent quality education program and 1 franchisee for adult professional education program in 2021. The franchise fee from such learning centers was immaterial in 2021.

Meanwhile, we have been actively establishing new learning centers to support the fast expansion of our childhood and adolescent quality education business. As of December 31, 2021, we directly managed a total of 238 learning centers in 54 cities across China solely for our childhood and adolescent quality education business.

In 2021, adult learning centers are distributed in 44 cities, and childhood and adolescent learning centers are distributed in 54 cities, with 57 cities in total, and the student enrollments of adult professional education and childhood and adolescent quality education were approximately 72,100 and 178,400, respectively. Approximately 54% of the adult students were from the following cities: Beijing, Shenzhen, Shanghai, Chengdu, Guangzhou, Hangzhou, Zhengzhou, Wuhan, Kunming, and Nanjing. Approximately 51% of the students aged between three and eighteen were from the following cities: Beijing, Shenzhen, Guangzhou, Changsha, Kunming, Tianjin, Zhengzhou, Shanghai, Nanning and Wuhan.

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

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. We also provide students aged between three and eighteen with STEAM education to help them develop their logical thinking ability as well as their practical skills. We currently offer (i) courses in seven IT subjects and three non-IT subjects and (ii) nine childhood and adolescent quality education programs.

For adult students we generally offer the following two types of classes in order to accommodate the different scheduling and training needs of our students:

●	Full-time class. The term for a full-time class is typically four months and includes approximately 580 learning hours. Full-time classes are conducted in our learning centers. In 2021, approximately 65% of our enrolled students attended our full-time classes.
●	Part-time class. Part-time classes typically have terms of one to nine months. We offer a more flexible course schedule for our part-time class students given they typically have full-time jobs. We offer our part-time class students the opportunity to complete a portion of lessons online by watching videos available on TTS through TMOOC.cn. In 2021, approximately 35% of our enrolled students attended our part-time classes.

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

IT education courses

We offer education courses covering the following IT subjects:

Subject	Year of Launch	Focus of Course Content
Java Senior Software Architect*	2002	Programming for Windows and Linux-based desktop software and web-based software
Software testing	2009	Practical software testing and quality assurance training
Linux and network engineering	2013	Linux operating system and network management technology
Big Data	2015	Hadoop, HBase, Hive, Zookeeper
Web front-end development	2015	HTML5, CSS3, JavaScript, jQuery, AJAX, Bootstrap, AngularJS, Web APP
Python	2017	Python and artificial intelligence (AI) full stack of software development
Network Security Engineer*	2018	Designing, modeling, and implementing computer networks for reliability, performance, and security

Note*: Renamed in 2021.

Graduates of our IT education courses receive Tarena Certified Software Developer certificates, or TCSD certificates. Holders of TCSD certificates are qualified to obtain the intermediate-advanced software engineer certificate issued by the MIIT for their respective field of study after they pass our internal examination. Graduates who finish Tarena programming course and pass relevant examinations are awarded the official MTA certificates from Microsoft. Our Linux and network engineering course graduates may sign up and take Red Hat certification exams directly at our learning centers. Graduates of our Network Engineer course are granted HUAWEI Certifications after passing the relevant exams. Graduates who finish Tarena’s Spring certification programs and pass relevant examinations are granted JAVA Spring Certification. Graduates are granted 360 Network Security Competency Certification after finishing Tarena’s Digital Talent Development Program and passing relevant examinations.

Non-IT education courses

We began offering courses in non-IT subjects in 2013. We launched our digital art course in February 2013, our online sales and marketing course in November 2013, our Computer-based design course* in 2018 and our Visual effects-VFX course in 2019. The following table describes the non-IT courses that we currently offer:

Subject	Year of Launch	Focus of Course Content
Digital art	2013	Latest Adobe user interface design technology for graphic, webpage and mobile sites design
Online sales and marketing	2013	Search engine marketing, search engine optimization, and other internet-based marketing, including microblog marketing
Visual Special Effects**	2019	Professional film and television Visual effects

Note*: Discontinued in 2020.

Note**: Renamed in 2021.

Graduates of our design courses can receive CEAC certification after passing the relevant exams. Graduates of our Adobe certification programs can receive world-class digital art training and earn the official validation from the industry leader to help achieve their career aspirations.

Childhood and Adolescent Quality Education Programs

In December 2015, we launched new training programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for students aged between three and eighteen. In March 2016, we rolled out robotics programming courses. In 2017, we launched Graphical Intelligent Programming and NOI Informatics Olympiad to further diversify our course offerings in childhood and adolescent quality education. In 2018, we further adjusted our course offering of our TongchengTongmei programs. In 2018, we launched Python Artificial Intelligence and in 2019 we launched High level hardware programming for secondary school and Soft and hard programming enlightenment. In 2020, we launched the Creative Programming Starter course and STEAM education which can help children to develop their logical thinking skills and practical skills. We treat the TongchengTongmei programs as our main effort to enter into the childhood and adolescent STEAM education market, and a significantly growing part of our operation. In 2021, we launched robotics programming courses including SPIKE Starter and SPIKE Advanced, which have gained popularity among our students aged between six and twelve. As of the date of this annual report, we have discontinued all above childhood & adolescent non-IT training courses, which contributed less than 1% of our net revenue generated from our childhood and adolescent quality education business in 2021.

Subject	Year of Launch	Focus of Course Content
Robotics programming	2016

Using LEGO WeDo2.0, EV3 teaching aids, taking into account engineering machinery and programming knowledge, design a variety of physical works close to life, combined with the standard teaching process, scientific teaching methods, so that children are exposed to technology from an early age.

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

Suitable for elementary school students from grade 3 onwards as well as secondary school students, the advanced course consists of seven levels, using Python language, JavaScript language to implement fun game programming, intelligent scene programming, web programming, server programming, AI algorithm programming, and APP programming.

High level hardware programming for secondary school	2019

Software and hardware programming class using Python as the programming language. The software part uses PyQt5 to create the PC-side upper computer software; the hardware part uses STM32 self-developed main control board to control the deformable robot and a variety of hardware sensors through programming; and the software and hardware are integrated to realize the interactive application.

Soft and hard programming enlightenment	2019

Combined by LEGO WeDo 2.0 and Scratch programming, software and hardware and virtual and reality are perfectly integrated. In the course, through scene animation, game design and other vivid contents, children can fully grasp the foundation of artificial intelligence technology.

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

SPIKE Starter	2021

It is an upgraded version of the WeDo course. Combining modular programming into Lego SPIKE basic set to master robot building skills in the course building process and improve students’ hands-on ability and spatial construction ability. Programming allows children to understand programming thinking and master the writing skills of simple programs.

SPIKE Advanced	2021

It is an upgraded version of EV3 course. Using SPIKE robot teaching aids and combining Scratch and Python programming languages to create rich robot programming projects and students can learn mechanical structure and gain programming knowledge.

Compared with the curriculum for adult students, the IT and non-IT courses offered under the TongchengTongmei programs feature materials that are customized for young children. All of our childhood and adolescent quality education programs target and contain curriculum that is customized for students aged between three and eighteen. Similar to programs designed for adult students, our courses for students aged between three and eighteen also adopted a dual-teaching model. Students are taught by either live distance instructors or pre-recorded videos, with teaching assistants face-to-face in classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, led by on-site teaching assistants.

Courses under TongchengTongmei programs typically have multiple levels, with each level consisting of 64 to 120 learning hours per year. Each session usually takes two to three hours depending on different levels applicable. Depending on the age group, it generally takes approximately one year to complete each level. In 2021, our TongchengTongmei programs were offered in 54 cities in China. The revenue of online course and offline course in TongchengTongmei programs accounts for 9% and 91%, respectively. Online learning in the small groups model is also available for selection, of which the current enrollment is insignificant.

Our Teaching Staff

Our instructors

As of December 31, 2021, we employed 2,861 full-time instructors for both adult professional education and childhood and adolescent quality education. Most of our instructors for IT education courses have industry backgrounds in global and domestic technology companies. Instructors for non-IT education courses are typically experts or veterans in their respective specialized fields. Our instructors also provide us with unique access to a large pool of experts on industry trends that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brands, our well-established teaching infrastructure and sales team and our competitive compensation.

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

Our teaching assistants

We believe that our dedicated teaching assistants are essential to the success of our education model. Our teaching assistants interact with and tutor our students on a daily basis, and are instrumental in facilitating a disciplined and focused learning environment. Each classroom is staffed with one or two teaching assistants, who attend lectures together with students. Teaching assistants are available during class hours to answer student questions in person, and after class hours to address inquiries online via TTS or on-site until 8:30 p.m. Teaching assistants are also responsible for offering focused tutoring services to underperforming students and continuously monitoring their academic results. Our teaching assistants are also one of the key factors of the operation of our childhood and adolescent quality education programs as we need our teaching assistants to guide our students throughout the course. We have adopted a comprehensive set of key performance indicators, or KPIs, to evaluate the performance of our teaching assistants. Such KPIs include student satisfaction, exam scores of students on monthly performance tests, the improvement of underperforming students and employment results after graduation, among other indicators.

We primarily seek teaching assistant candidates from our graduates who have demonstrated strong command of materials in the relevant subject areas. We provide necessary training to newly hired teaching assistants to tutor effectively. Our teaching assistants are frequently evaluated by students on the quality of their assistance. We had a total of 372 teaching assistants as of December 31, 2021.

Course Content Development

In addition to teaching, our instructors also develop the course content in their respective subject areas. We regularly update our existing courses, typically every six months, to stay abreast of the latest technology developments and industry trends. Our instructors are also responsible for producing practice exercises and exam questions for monthly performance tests to evaluate the effectiveness of our student self-assessment tests in TTS. We regularly engage in new course development in order to capture demands created by evolving job market and industry trends. We have a set of procedures for new course development. Prior to developing a new course, we gather market intelligence by collecting job market demand information to ensure that we are developing relevant and up-to-date courses. We conduct a series of surveys, each with clear parameters, to determine various aspects of the proposed new course. Once we gather enough market intelligence, we recruit, or identify from within Tarena, instructors with the appropriate industry and academic background to form a course-specific development task team. The development of our childhood and adolescent quality education program courses is mostly programming centered. In addition, we focus on leveraging our experience in IT courses, especially programming courses, to develop coding- and programming-based courses for our childhood and adolescent quality education programs.

All of our new courses are pilot tested in selected learning centers for student satisfaction, training practicality and employment outcomes. In 2018, we launched a Network Security Engineer course. In 2019, we launched a Visual Special Effects course. In 2020, we launched a Creative Programming Starter course. In 2021, we launched robotics programming courses including SPIKE Starter and SPIKE Advanced, which have gained popularity among our students aged between six and twelve.

Our software research and development department is tasked with improving the technical performance and user experience of TTS.

Our Students

The majority of our students of our adult IT and non-IT education courses are college students and graduates. In 2021, 70% of our enrolled students of such courses were either studying towards, or already held, a post-secondary degree. Our student enrollment in professional education courses reached approximately 72,100 in 2021, and our student enrollment in childhood and adolescent quality education programs reached approximately 178,400 in 2021.

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

We also encourage our students at schools to introduce their friends or classmates who are interested in taking professional education courses. Student referral has become one of the key channels we access to gain new students.

In addition to our marketing efforts and student referrals, we recruit a significant portion of our students directly from universities and colleges. As of December 31, 2021, we have cooperated with over 659 universities and colleges in China under one of the two following modes of cooperation:

●	Joint-majors. We cooperate with 86 universities and colleges in China to offer joint-major degree programs in accordance with the higher education reform policies of each province. Our in-depth cooperation with these universities and colleges involves recruitment services, management of students, course instruction and placement, so as to achieve the purpose of improving the course quality, placement rate and teaching quality of the universities and colleges, which integrate our selected courses into their standard undergraduate curriculum for students enrolled in such joint-major programs. Students can attend part of the courses in our established on-campus learning sites and part of the courses at our learning centers. By working with universities on such joint-majors programs, we have developed a strong bond with such partners, from which we believe we can benefit for recruitment and brand promotion.
●	Enrollment cooperation. We currently have enrollment cooperation with 659 universities and colleges in China. These universities and colleges allow us to organize marketing and promotional events on campus in order to attract students. We have also entered into framework agreements with certain of such universities to launch courses to be chosen by students on a voluntary basis to enhance our brand awareness, and our university partners will also make recommendations of our professional education courses to senior students. Starting in 2018, we also collaborate with some of such universities to roll out our featured programs, providing students with the option to choose our courses embedded in their school curriculum in their first and second school years, while by gradation in their third or fourth year, students can decide if they will attend our full time courses and make payments separately.

We had a total of 255 university cooperation representatives as of December 31, 2021. Our university cooperation representatives are responsible for establishing new and maintaining current cooperative relationships between us and universities in China.

Student job placement services

We have an effective job placement program for our adult students. Each learning center retains full-time career counselors who meet with students on the first day of class to discuss their career goals and to build an employment profile for each student. Our career counselors host a series of mandatory career development seminars for students throughout the term. During the final weeks of each course, our career counselors meet with students one-on-one to offer training on interview and résumé preparation. In addition to the scheduled career service activities, our career counselors are generally available to meet with students one-on-one during office hours. Our career counselors also monitor the employment results of our students and actively offer personalized assistance to students facing difficulties in securing job offers. We had a total of 482 career counselors as of December 31, 2021.

Each learning center offering courses for adult students also retains full-time employer cooperation representatives who routinely collaborate with employers, alumni, human resources websites and other employment recruiters to maximize opportunities for job placements. We had a total of 96 employer cooperation representatives as of December 31, 2021. We invite corporate employers to host recruiting events and interviews at our learning centers and offer to students interview opportunities across the country.

In January 2015, we launched a self-developed job search website called Job Show (www.jobshow.cn), which serves as a dedicated open platform for our students and other job-seeking candidates to connect with corporate employers more effectively. Through Job Show, we source and list job opportunities from both IT and non-IT employers in China.

We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the annual average six-month post-course job placement rate by averaging the rate of each month. Our average six-month post-course job placement rate for each of 2019, 2020 and 2021, was about 91%. When calculating such job placement rates for 2019, 2020 and 2021, a majority of the employment reported by relevant students was full-time employment, and a majority of the employment reported by relevant students was in the fields of their studies with us. All of the students enrolled in 2018, 2019 and 2020 who later successfully graduated from our programs with graduation certificates awarded and who were job-seeking, have filled out our surveys. Among the students enrolled in 2018, 2019 and 2020, 88%, 96% and 88% of such students, respectively, graduated from our programs with graduation certificates awarded. Among the students enrolled in 2018, 2019 and 2020 who later successfully graduated from our programs with graduation certificates awarded, 75%, 65% and 57% of such students, respectively, were deemed to be job-seeking students. The decrease was primarily because the ratio of non-job-seeking students (e.g., those who already have a full-time or part-time job) who graduated from our programs has been steadily increasing over the recent years.

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

Tuition Fees

For our full-time classes for adult students, our standard tuition fees generally range from RMB22,800 to RMB26,800 per course. For our childhood and adolescent quality education programs, our standard tuition fees are between RMB8,000 and RMB19,800. Courses under our childhood and adolescent quality education program typically are composed of multiple levels, with each level consisting of 64 to 120 learning hours in one year.

We primarily offer two payment options for our adult students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also offer an option whereby qualified adult students can pay our tuition fees within a period of time after graduation. For students recruited through our joint-majors with universities and colleges, they pay tuition fees for their degrees directly to the universities and colleges, and we share a portion of such fees with the universities and colleges as tuition for our courses. For our childhood and adolescent quality education programs, we only offer the payment option of one-time full payment upon enrollment.

To assist our students in paying the tuition fees, we mainly offered the following four credit sources, namely Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Shanghai Shimiao Financial Information Service Co., Ltd. and Beijing Youfei Jinxin Digital Technology Co., Ltd., to provide financing services for our adult students to make one-time, up-front tuition payments in 2021.

Approximately 26.3% of our adult students enrolled in 2021 obtained financing from one of the four above-mentioned sources. Such financing arrangements are bilateral in nature, and are carried out between our adult students and the respective financing institution directly.

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

All of our servers and routers, including backup servers, are currently hosted at our learning centers or by third-party service providers in multiple cities in China. We regularly back up our databases. Our network administration department regularly monitors the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We deliver live broadcasts of audio and video of the lectures given in Beijing via the dedicated network of China Telecom and China Unicom on third-party live broadcasting platforms to terminals located in selected learning centers with high student enrollment, and via public internet infrastructure to our other learning centers.

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

As of December 31, 2021, we had registered 89 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Tarena Tech held 164 registered software copyrights and 141 trademarks.

Competition

The professional education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. For our IT training courses, we face competition from IT professional education providers that offer specialized training programs targeting certain niche job markets in the IT industry. In the future, we may also face competition from new entrants into the Chinese IT professional education market. For our non-IT training courses, we face competition for student enrollment from existing online and offline providers of professional education services, as well as smaller regional professional education services providers in China. As we enter the childhood and adolescent quality education services market, we also face competition from other national and regional providers of childhood and adolescent quality education services. Our student enrollment rate could be impacted by the operations of other childhood and adolescent academic or quality education and tutoring service providers, given our target students have limited time and energy and they need to choose among different courses and programs.

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

Some of our current or future competitors may have longer operating histories, greater brand recognition, richer experience or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may lose market share and our financial results may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to the changing market conditions and trends.”

Insurance

We do not maintain any property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, other than property insurance we maintained for our building in Yizhuang, Beijing. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain accident injury insurance and accident injury medical insurance for our employees based in our headquarters in Beijing, and we maintain liability insurance and travel insurance for our students aged between three and eighteen and teachers participating in our camp or event-related travel. Uninsured injury or death to our students or staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage for our operations in China.”

Government Regulations

Regulations on Private Education

Education Law of the PRC

On March 18, 1995, the National People’s Congress, or the NPC, promulgated the Education Law of the PRC, or the Education Law. Pursuant to the Education Law, enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. However, private schools may be operated for “reasonable returns” as described in more detail below. On December 27, 2015, the Standing Committee of the NPC released the Amendment to the Education Law of the PRC, which took effect on June 1, 2016, and was further amended on April 29, 2021, pursuant to which the Standing Committee of the NPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets.

Regulations on Professional Education

On May 15, 1996, the Standing Committee of the NPC promulgated the Professional Education Law of the PRC, or the Professional Education Law, which became effective on September 1, 1996. Pursuant to the Professional Education Law, professional training includes training pre-employment, training for military personnel transferring to civil positions, training for apprentices, on-the-job training, job-transfer training and other professional training. Professional training may be classified as junior, middle or senior level according to the actual situations. It shall be conducted by either professional training institutions or professional schools, which may develop various professional training to satisfy the needs of the society. The PRC government encourages institutional organizations, social organizations, other social groups and citizens to establish professional schools and professional training institutions, and the financial allocation for professional schools and professional training institutions from the governments at various levels shall be gradually increased. The PRC government also encourages financial institutions to support and develop professional education by means of credit facilities. The Standing Committee of the NPC published the Professional Education Law (Draft Revision) and the Professional Education Law (Second Draft Revision) for public comments in June 2021 and December 2021, respectively. The Professional Education Law (Second Draft Revision), on the one hand, encourages development of a professional education system as well as the use of modern teaching methods, such as development of online courses, and on the other hand, sets forth principles for professional education schools and professional training institutions. It provides that professional training institutions shall have (i) an organized structure and management system, (ii) a training curriculum system, teachers or other teaching staff, and management personnel that are suitable for the training tasks; (iii) places, facilities and equipment suitable for training and meeting safety requirements; and (iv) adequate funding.

On August 3, 2007, the Standing Committee of the NPC promulgated the Employment Promotion Law of the PRC, or the Employment Promotion Law, which became effective on January 1, 2008, and was amended on April 24, 2015. Pursuant to the Employment Promotion Law, the PRC government at and above the county level shall encourage and support professional schools, professional training institutions and corporations to carry out pre-employment training, employment training, re-employment training and entrepreneurship training, and encourage workers to attend various types of training programs. Corporations in China are requested to set aside financial resources for the training and continued education of their employees.

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the Standing Committee of the NPC promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003, and was amended on December 29, 2018. On March 5, 2004, the State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the Private Education Implementation Rules, which became effective on April 1, 2004, and were amended on April 4, which became effective on September 1, 2021. Under the Private Education Law and the Private Education Implementation Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in professional qualification training and professional education training shall be subject to approvals from the authorities in charge of human resources and social security.

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

According to the Private Education Law and the Private Education Implementation Rules, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship interest” that a sponsor holds in a private school is, for all other practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. A sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets, such as materials in kind, land use rights or intellectual property rights. The capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school’s decision-making body. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision-making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs. Nevertheless, before the Standing Committee of the NPC promulgated the Decision on Amending the Law for Promoting Private Education of the PRC on November 7, 2016, which came into force on September 1, 2017, and was further amended on December 29, 2018, or the Amendment to the Private Education Law, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

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

According to the Amendment to the Private Education Law, there are certain key features of the aforesaid new classification system for private schools, including, but not limited to (1) sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools, and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. But sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools; (2) for-profit private schools are entitled to set their own tuition fees and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments; (3) private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment to the Private Education Law taking effect are still unclear as more specific provisions are yet to be introduced; (4) where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government; (5) the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and (6) the people’s governments at or above the county level may support private schools by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which require each level of the people’s governments to ease access to the operation of private schools and encourage social forces to enter the education industry. The State Council Opinions also provide that each level of the people’s governments shall increase its support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students, etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen their construction of organizations of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools’ annual inspections.

On December 30, 2016, the Implementation Rules for Private School Classification Registration was issued by the MOE, the Ministry of Human Resources and Social Welfare and other relevant authorities, which require all private schools, including non-profit private schools and for-profit private schools, to obtain “school permits.” Existing private schools established before promulgation of the Amendment to the Private Education Law that choose to register as for-profit private schools should apply for new school permits and complete the re-registration process. If such private schools choose to register as non-profit schools, they shall amend their articles of association, continue their operation and complete the new registration process. The Regulatory Implementation Rules for For-Profit Private School issued by the MOE, the Ministry of Human Resources and Social Welfare and other relevant authorities further provide that the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of human resources and social welfare, and then be registered with the competent branch of SAMR. In addition, for-profit private training institutions shall also be regulated and governed by reference to such rules.

On August 31, 2017, the Notice on the Work concerning the Administration of the Name Registration for For-profit Private Schools was issued by the SAMR and the MOE, which requires that for-profit private schools shall, in accordance with the relevant provisions of the PRC Company Law and the Private Education Law, be registered as limited liability companies or joint stock limited companies, and their names shall comply with the provisions of relevant laws and regulations on company registration, administration and education.

In addition to the Amendment to the Private Education Law and the above regulations, the details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations which may include the Amendment to the Private Education Implementation Rules, the local regulations relating to legal person registration of for-profit and non-profit private schools, and the specific measure to be formulated and promulgated by the competent authorities responsible for the administration of private schools, including, but not limited to, the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, and measures for the collection of non-profit private schools’ fees.

As of the date of this annual report, certain local governments, such as Shanghai, Beijing and Jiangsu province, Hebei province, Shaanxi province, and Qionghai of Hainan province have promulgated their local regulations relating to legal person registration and administration for private schools. However, the implementation of regulations at the national level and most provinces relating to the regulation regarding the private schools in the PRC are yet to be introduced.

On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Law for Promoting Private Education, or the Amended Private Education Implementation Rules, which took effect on September 1, 2021. The Amended Private Education Implementation Rules provide, among other things, that (i) social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education through mergers and acquisitions and control agreements; (ii) a private school providing compulsory education is prohibited from conducting transactions with its related party; and (iii) relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and their respective related parties and shall review such transaction on an annual basis. In terms of online education, the Amended Private Education Implementation Rules provide that (i) online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management; (ii) any private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit and it shall also establish and implement internet security management systems and take technical security measures; (iii) upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading; and (iv) records pertaining to the situation shall be kept and reported to the appropriate authorities.

Regulations on Off-Campus Training for Students Aged Between Three and Eighteen

The General Office of the State Council promulgated Circular 80 on August 6, 2018. Circular 80 requires that after-school education institutions shall obtain school operation permits and business licenses. For courses of school academic subjects, such as Chinese, mathematics, English, physics, chemistry and biology, the key information of such courses, including the specific subjects, course schedules, and course syllabi, shall be filed with the local education authorities and made public, and the course progress shall not surpass the same-period progress of local primary schools and secondary schools. Circular 80 further provides that after-school education institutions shall obtain approvals from local education authorities for opening new branches or learning centers.

In addition, the Notice on Effectively Reducing Extracurricular Burdens of Primary and Middle School Students and Conducting Special Administrative Actions for Off-campus Training Institutions promulgated by the MOE and other relevant authorities on February 13, 2018, the Notice on Effectively Conducting Special Administrative Actions for Off-campus Training Institutions promulgated by the MOE on August 31, 2018, the Notice on Perfecting the Working System of Conducting Special Administrative Actions for Off-campus Training Institutions promulgated by the MOE and other relevant authorities on November 20, 2018, and the Notice on Measures to Reduce the Burden on Primary and Secondary School Students promulgated by the MOE and other relevant authorities on December 28, 2018, also provide after-school education institutions shall obtain school operation permits and business licenses, and for courses of school academic subjects, the key information of such courses, including the specific subjects, course schedules, and course syllabi, shall be filed with the local education authorities, and the course progress shall not surpass the same-period progress of local primary schools and secondary schools.

The MOE, jointly with certain other PRC government authorities, promulgated the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions should file with the competent provincial education regulatory authorities before October 31, 2019, and that such education regulatory authorities should, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings. With respect to the filing requirements, the Online After-School Training Opinions provided, among other things, that (i) an online after-school training institution should file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP license and the certificate and the grade evaluation report for the graded protection of cybersecurity, and furthermore, should file before October 31, 2019, if it has already conducted online after-school training; (ii) the online after-school training institutions should file, among other things, (x) the materials related to the institution itself, including the information on their respective ICP license and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cybersecurity, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities should promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel. The Online After-School Training Opinions further provided that the competent provincial education regulatory authorities should, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings before the end of December 2019, focusing on the following matters: (i) the training content should not include online games or other content or links irrelevant with the training, and should not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data should be stored for more than one year and the live streaming teaching videos should be stored for more than 60 days; (ii) each course should not last longer than 40 minutes and should be taken at intervals of not less than 10 minutes, and the training time should not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education should not end later than 9:00 p.m., and should not leave homework for primary school students in Grade 1 and Grade 2. The online after-school training platforms should have eye protection and parental supervision functions; (iii) the online after-school training institutions should not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects were required to obtain necessary teacher qualification licenses. The online after-school training Institutions’ training platforms and course interfaces should publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online afterschool training institutions should verify the identification information of each student, and should not illegally sell or provide such information to third parties. The user behavior log must be kept for more than one year; (v) the charge items and standard and refund policy should be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and should not be used for other investment activities; where fees are charged based on the number of classes, fees were not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees should not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after reviewing by the competent provincial education regulatory authorities should complete the rectification before the end of June 2020, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

On October 9, 2019, Beijing Municipal Education Commission, one of our competent regulatory bodies, issued the trial implementation rules with respect to the filing requirements in relation to the Online After-School Training Opinions, which require, among other things, that online after-school training institutions that (i) are registered or have their ICP license filing in Beijing; and (ii) provide online after-school training to students in primary or secondary schools using internet technology on academic subjects, such as Chinese, mathematics, English, physics, chemistry, politics, history, geography, biology, etc., to submit filing materials required under the Online After-School Training Opinions before October 31, 2019, via an official filing platform nationwide.

On March 30, 2021, the MOE promulgated the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools, which prohibits after-school tutoring institutions from providing training for pre-school children in violation of regulations and provides that after-school tutoring institutions in violation of the regulations above shall be included in the blacklist.

On April 8, 2021, the General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education, which requires that the local governments shall implement prohibition measures on leaving homework as an important part of the daily supervision on after-school training institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school training institutions shall not leave homework to primary and secondary school students.

On July 24, 2021, the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and Off-campus Training on Students in Compulsory Education Stage, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, or joining franchise or variable interest entities. Any violation of the foregoing shall be rectified.

Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public places and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approvals of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grades ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grades ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects. The Guidelines for Classification and Identification of Off-campus Training Programs in Compulsory Education issued in November 2021 by the General Office of MOE further clarifies that off-campus training will be classified as academic subject training if the following criteria are met: (i) the courses are guided by subject knowledge and skills training, and aiming at improving academic performance of the subject; (ii) the training contents mainly involve subjects such as ethics and the rule of law, Chinese, history, geography, mathematics, foreign languages (English, Japanese, Russian), physics, chemistry, biology, etc.; (iii) the training is carried out by way of teachers (including virtual image, artificial intelligence, etc.) teaching, demonstration and interaction, with emphasis on aspects of knowledge explanation, listening, speaking, reading, writing and arithmetic and other subject ability training, and the main process include preview, teaching and review exercises, and as the main process form; (iv) the evaluation of students focuses on screening and selection, and takes academic performance and examination results as the main evaluation basis.

On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which, among other things, provide that: (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among other requirements, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; and (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

The Announcement on Regulating Non-academic Off-campus Tutoring published by the MOE, the NDRC and the SAMR on March 3, 2022, provides that, among other requirements, (i) non-academic off-campus tutoring institutions should operate in accordance with principles of fairness, legality and good faith, and determine tuition fees reasonably. Information such as the course subject, course length, charge items and standard should be transparent to the public; (ii) non-academic off-campus tutoring institutions should use the standard Contract on Off-campus Tutoring Services for Primary and Secondary School Students (Template) and are prohibited from price fraud and unfair-competition activities, such as fictitious original prices, false discounts, false publicity, etc., and monopolistic behaviors should be prevented and stopped; (iii) prepaid tuition fees should be deposited into a special account of the non-academic off-campus tutoring institutions and courses for primary and secondary school students should not be paid through loans; and (iv) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months.

Regulations on Educational Apps

The MOE, jointly with certain other PRC government authorities, issued the Opinions on Educational Apps, which require, among other things, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education before the end of 2019. The MOE expects to further promulgate implementation rules with respect to such filing requirements. The Opinions on Educational Apps also require, among other things, that (i) before filing, the Educational App’s provider obtain the ICP license or complete the ICP filing and obtain the certificate of the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games.

On February 16, 2022, Beijing Municipal Education Commission, jointly with certain other PRC government authorities, published the Notice on Further Working on the Filing and Management of Educational Mobile Internet Applications (Draft for Comment), which reiterates that Educational Apps are mandated to complete filing; those applications not developed for the education system and whose main users are not targeted at faculty and students, applications for social professional exams, and applications that are general tools not catering to educational system applications do not fall into the filing scope. The Notice on Further Working on the Filing and Management of Educational Mobile Internet Applications (Draft for Comment) classifies Educational Apps as academic training related or non-academic training related: (i) for academic training related Education Apps, the providers shall obtain the operation permits for online subject training and the Education Apps shall go through content review; (ii) for non-academic-training-related Education Apps, the providers shall complete the filing process. However, it is uncertain whether the Notice on Further Working on the Filing and Management of Educational Mobile Internet Applications (Draft for Comment) would be promulgated and whether the final version would have any substantial changes to the draft.

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

The Ministry of Human Resources and Social Security (formerly known as Ministry of Labor and Social Security) also promulgated the Regulations on Operation Chinese-foreign Cooperation School in Professional Education Training to implement the Regulations on Operating Chinese-foreign Schools on July 26, 2006, which took effect on October 1, 2006, and was amended on April 30, 2015. The Regulations on Operation Chinese-foreign Cooperation School in Professional Education Training prohibits foreign institutions or individuals from independently establishing professional education training institutions in China, which provide educational services mainly for Chinese citizens.

We have not operated or applied for any Chinese-foreign schools. Prior to 2012, we operated a substantial portion of our learning centers through subsidiaries of the consolidated VIEs and schools to which the consolidated VIEs or their respective subsidiaries are sponsors. Starting from the second half of 2012, we began to transfer our operations to our wholly owned subsidiary, Tarena Tech, and its subsidiaries. All of our learning center operations of VIEs had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to the VIE for business operation purpose in 2018. In 2019, three of our learning centers which provide online education services were transferred back to the VIE for business operation purpose and one school was newly set up through the VIE. In 2020 and 2021, three and two schools were newly set up through the VIE respectively. As of December 31, 2021, we operated 59 and 272 learning centers by schools and subsidiaries owned by Tarena Tech or Tarena Hangzhou, respectively, whilst 5 and 2 learning centers by schools and subsidiaries owned by the VIE, respectively. However, there are still uncertainties under the current PRC laws as to whether a wholly foreign owned enterprise (such as Tarena Tech) is allowed to indirectly invest in and own private schools through its PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—If the relevant PRC authorities determine that we can no longer own and operate certain of our learning centers through our PRC subsidiaries, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the consolidated VIE), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the consolidated VIE.”

Foreign Investments in Professional Education Services

The PRC Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission, or the NDRC, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in March 2017 and became effective in July 2017, divides the industries into three categories: encouraged, restricted and prohibited. On December 27, 2021, the NDRC and the MOFCOM jointly issued Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List, which became effective on January 1, 2022. Industries not listed in the Catalogue or the Negative List are generally open to foreign investment unless specifically restricted or prohibited. A wholly foreign-owned enterprise is generally permitted for encouraged industries and industries not listed in the Catalogue or industries not listed in the Negative List, while there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in restricted industries, such as the maximum shareholding threshold and special senior manager requirements. Industries in the prohibited category are not open to foreign investors. According to the Catalogue and the Negative List, foreign investment is encouraged in non-accredited professional education services and there is no limitation with respect to the maximum percentage of foreign ownership in a company conducting business in professional education services. Foreign investment is restricted to establishing Sino-foreign cooperative joint venture operations led by Chinese parties in pre-school education institutions, ordinary senior high schools and institutions of higher learning. Foreign investment is prohibited in compulsory education institutions.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational/professional education, adult professional education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, pursuant to which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Accordingly, Beijing Tarena, the consolidated VIE engaging in online education-related services, is not required to obtain approval to operate “educational websites” from the MOE. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished.

Notwithstanding these decisions formulated by the State Council, as the Administrative Regulations on Educational Websites and Online and Distance Education Schools were not explicitly abolished, in practice, certain local authorities continue to implement the approval requirement for setting up educational websites and online education schools until February 3, 2016, when the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, explicitly withdrew the approval requirements for operating educational websites and online education schools as provided by the Administrative Regulations on Educational Websites and Online and Distance Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law. The Administrative Regulations on Educational Websites and Online and Distance Education Schools were explicitly abolished on July 13, 2017, upon the MOE issuing the Notice on Strengthening Interim and Ex-post Supervision After Canceling Examination and Approval of Online Schools and Educational Websites.

In December 2017, the Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, that became effective on January 1, 2018, and the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai, pursuant to which, any management measures and regulations applied to the institutions that provide training services only through the internet will be further promulgated separately. On November 9, 2018, the Beijing Municipal Government promulgated the Operation Standards for Private Education Training Institutions in Beijing (For Trial) that became effective on the same date, which provide that the setting up standards for the institutions that provide training services only through the internet will be promulgated separately. On November 26, 2018, the Beijing Municipal Government further promulgated the Methods of Classified Registration of Private School in Beijing and the Measures for the Supervision and Administration for the For-profit Private School in Beijing that became effective on the same date, which kept silent on such standards for the institutions that provide training services only through the internet. On February 24, 2020, the Shanghai Municipal Education Commission and other competent authorities jointly promulgated the Shanghai Off-campus Online Training Registration Rules, which only apply to off-campus online training activities for cultural subjects, such as mathematics and English, for elementary and middle school students. As of the date of this annual report, no other provisions related to online and distance education have been further promulgated in Shanghai or Beijing.

Regulations on the Collection of Tuition Fees

Pursuant to the Interim Measures for the Management of the Collection of Private Education Fees, which were promulgated by the NDRC, the MOE and the Ministry of Human Resources and Social Security on March 2, 2005, and were repealed and annulled by the NDRC on March 12, 2020, private schools may charge the students for tuition (or training expenses) and may also charge the students accommodating at school for an accommodation fee. The charging standards of the private schools that provide academic qualifications education shall be examined by the education authorities or the human resources and social security authorities and be approved by the competent pricing authority. The private schools that provide non-academic qualifications education may determine their own charging standards and file the standards with the competent pricing authority.

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

On September 2, 2021, the NDRC, the MOE and the SAMR jointly promulgated a Circular on Strengthening the Supervision over Fees for After-School Tutoring on Academic Subjects in Compulsory Education Stage, which provides that fees charged for online and offline after-school tutoring on academic subjects in compulsory education are subject to government-guided prices determined by local education administrations. The circular further provides that by the end of June each year, after-school institutions shall file with the local education administration, development and reform administration and market regulation administration, the enrollment brochures, fee standards, teacher qualifications and other materials, along with incomes, costs, profits, related-party transactions and policy implementation information for the previous year.

On October 21, 2021, the MOE, jointly with other five national authorities, issued the Notice on Strengthening the Supervision over Prepaid Fees Collected by After-School Tutoring Institutions, which provides that, among other requirements, (i) after-school tutoring institutions should not charge excessive fees; (ii) off-campus training institutions should use the standard Contract on Off-campus Tutoring Services for Primary and Secondary School Students (Template); (iii) details of the pricing schemes, such as the charging items and standards should be publicized; (iv) prepaid tuition fees collected by off-campus training institutions must be deposited into a special account that is in custody of a bank; and before the prepaid tuition fees are placed in a bank’s custody, off-campus training institutions should deposit funds not less than the aggregate amount of tuitions fees to be received in three months in order to guarantee the performance of training service commitments and refunds; (v) tuition fees of training courses for primary and secondary school students should not be paid in loans; and (vi) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months.

Regulations on Internet Publications

On February 4, 2016, the SAPPRFT and the MIIT jointly promulgated the Internet Publishing Service Administrative Measures, or the Internet Publishing Measures, which took effect on March 10, 2016, and replaced the Tentative Internet Publishing Administrative Measures jointly promulgated by the General Administration of Press and Publication and MIIT on June 27, 2002. The Internet Publishing Measures require entities that engage in internet publishing to obtain an Internet Publishing License for engaging in internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “internet publishing” is broad and refers to the act of online spreading of articles, whereby the internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. These works include contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs production and operation, internet publication, human resources intermediary service and filing requirements for commercial franchise.”

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which took effect on August 20, 2004, and were amended on August 28, 2015, and October 29, 2020, respectively. The Radio and Television Program Production Measures provide that any business operator that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation License. Entities holding such licenses shall conduct their business within the permitted scope as provided in their licenses. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs production and operation, internet publication, human resources intermediary service and filing requirements for commercial franchise.”

Regulation on Broadcasting Audio-Video Programs through the Internet or Other Information Network

On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, the SAPPRFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008, and were amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide internet audio-video program services without a Permit for Broadcasting Audio-video Programs via Information Network issued by the SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On September 21, 2009, SAPPRFT promulgated the Notice on Several Issues regarding the Permit for Broadcasting Audio-video Programs via Information Network. The Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing internet audio-video program services without the license.

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

On March 23, 2021, the SAPPRFT issued the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services (2021 Edition), or Targeted Communication Rules, which replaced the Broadcasting Rules issued in 2016. The Target Communication Rules mainly focus on networks and services such as IPTV and private network mobile TV.

In the course of offering our lecture videos, we transmit our audio-video educational programs live through the internet to enrolled course participants. If the governmental authorities determine that our provision of lecture videos falls within the Internet Audio-Video Program Measures and demand that we apply for the license, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Value-Added Telecommunications Services

Licenses for Value-Added Telecommunication Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the PRC State Council as the primary governing law on telecommunication services, which were subsequently amended in 2014 and 2016. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. The Catalog was most recently updated in June 2019, and the information services are classified as value-added telecommunications services.

On March 5, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009, and was amended on July 3, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license, or VATS License. In addition, a VATS License’s holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. The ICP license has a term of five years and shall be renewed within 90 days before expiration. The consolidated VIE, Beijing Tarena, obtained an ICP license for the website goto211.com issued by Beijing Communications Administration on March 1, 2012, which will expire on September 26, 2022. Beijing Tarena has added TMOOC.cn and 61it.cn to such ICP license.

Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, and amended respectively on September 10, 2008, and February 6, 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider (except E-Commerce) may not exceed 50%. The Negative List allows a foreign investor to own up to 100% of the total equity interest in an E-Commerce business. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunications business.

The MIIT Circular issued by the MIIT in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholder. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Beijing Tarena, the consolidated VIE, owns the domain names goto211.com and TMOOC.cn and holds the ICP license necessary to operate our goto211.com and TMOOC.cn websites in China, while the trademarks relating to our operations are held by Tarena Tech, our WFOE. If the relevant PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the relevant regulations and the trademarks relating to our operations must be held by the VIE, we may need to transfer the trademarks to the VIE, which may severely disrupt our business. The Internet Electronic Bulletin Board Service Administrative Measures promulgated by the MIIT in October 2000 require ICP operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the State Council and on September 23, 2014, the foregoing measures were repealed and annulled. However, in practice, the competent authorities in Beijing may still require the relevant operating companies to obtain such approval for the operation of BBS services which we have not obtained.

In light of the aforesaid restrictions, we rely on Beijing Tarena, the consolidated VIE in China, to hold and maintain the licenses necessary to provide online education and other value-added telecommunications services in China. We operate our goto211.com and TMOOC.cn websites and value-added telecommunications services through Beijing Tarena. Beijing Tarena, the consolidated VIE in China, holds an ICP license that is valid until September 26, 2022, for the operation of goto211.com and TMOOC.cn.

Regulations on Human Resources Service

Human resources services in China are mainly regulated by the Ministry of Human Resources and Social Security. The principal regulation applicable to human resources services is the Regulations on Administration of Human Resources Markets, jointly promulgated by the Ministry of Human Resources and Social Security and the SAIC on September 11, 2001, as amended on March 22, 2005, April 30, 2015, and December 9, 2019, respectively. Under the Regulations on Administration of Human Resources Markets, a human resources service intermediary refers to any entity which provides intermediary services for employers and any potential employees, and no entity may provide such services without a License for Human Resources Service. Any internet information service provider which provides intermediary services for employers and any potential employees via internet shall obtain such license.

On May 2, 2018, the State Council promulgated the Interim Regulations for the Human Resources Market, or the Interim Regulations, which took effect on October 1, 2018. The Interim Regulations further clarify the requirements of human resources service licensing and filing. In accordance with the Interim Regulations, commercial human resources service providers intending to conduct employment agency activities are required to obtain a License for Human Resources, and any commercial human resources service provider engaging in the collection and release of human resources supply and demand information, employment and entrepreneurship guidance, human resources management consulting, human resources assessment, human resources training, or other human resources services activities, should register with the competent authority within 15 days of the date on which it opens such activities. In addition, if any entity engages in commercial human resources service without a License for Human Resources Service, the competent authority shall order cessation of such activities, and if there is any illegal income, the illegal income will be confiscated and a fine of more than RMB10,000 and less than RMB50,000 will be imposed; if any commercial human resources service providers engaging in human resources services activities fail to register with the competent authority on time, the competent authority shall order correction, or a fine of more than RMB5,000 and less than RMB10,000 shall be imposed if such correction is not made. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs, radio or television programs production and operation, internet publication, human resources intermediary service and filing requirements for commercial franchise.”

The Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which came into effect on January 1, 2020, and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

The Foreign Investment Law is formulated to further expand the opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Regulations on Internet Information Security and Privacy Protection

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, and amended them on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance, (ii) disseminate politically disruptive information, (iii) leak state secrets, (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, which was amended in 2011 and prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On July 1, 2015, the SCNPC issued the National Security Law, which became effective on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to internet content security as required by applicable laws and refuses to take corrective measures will be subject to criminal liability for (i) any large-scale dissemination of illegal information, (ii) any severe effect due to the leakage of users’ personal information, (iii) any serious loss of evidence of criminal activities or (iv) other severe situations; and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations. Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017, and effective on June 1, 2017, specified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which was promulgated on November 7, 2016, by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cybersecurity obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities that affect or may affect national security, and imposes export restrictions on certain data and information.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On April 13, 2020, the CAC, the NDRC and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. In addition, on September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services and online platform operators engaging in data processing activities that affect or may affect national security must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors that would be the focus in assessing the national security risk during a cybersecurity review. However, the definition of online platform operators and the scope of network product or service or data processing activities that will or may affect national security are still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations.

On November 14, 2021, the CAC published the Draft Measures for Internet Data Security for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests and affects or may affect national security, (ii) listing abroad of data processors processing over one million users’ personal information, (iii) listing in Hong Kong that affects or may affect national security or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021, and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures, (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also ban provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 26, 2021, the CAC published the Administrative Provisions for Internet User Account Name Information for public comments, which provides that an online user account service platform shall require users to provide real identity information when users apply to register an account on the platform and adopt certain measures to verify users’ identification.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure, (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor that has processed more than one million users’ personal data, (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively and (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

Under the Several Provisions on Regulating the Market Order of Internet Content Services, which was issued by the MIIT in December 2011 and took effect in March 2012, an internet content service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet content service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, which was issued by the SCNPC and took effect in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, which was issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user; be legal, rational and necessary; and be limited to specified purposes, methods and scopes. An internet content service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet content service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet content service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

The Provisions on Technological Measures for Internet Security Protection, published by the Ministry of Public Security on January 13, 2006, and having become effective on March 1, 2006, requires internet service providers to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. Under the PRC Cybersecurity Law, network operators must also report any instances of public dissemination of prohibited content. If a network operator fails to comply with such requirements, the PRC government may revoke its ICP License and shut down its websites.

On January 23, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Announcement on Carrying out Special Campaigns against Mobile Internet Application Programs Collecting and Using Personal Information in Violation of Laws and Regulations, or “the App Announcement,” which prohibits mobile app operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. According to the App Announcement, mobile app operators shall indicate to users the rules for collecting and using personal information in a simple, concise and easy-to-understand manner, with permission independently granted by the user. Furthermore, coercive or excessive collection of personal information, collection and use of personal information without user permission, leakage and loss of information or possible leakage and loss of personal information without any remedial measure and illegal use of personal information are prohibited. On November 28, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission promulgated the Cyber Protection of Children’s Personal Information Provisions, effective on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner and shall obtain the consent of the children’s guardians.

On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps and online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal nonessential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely, “explicit consent” and “minimum necessity.”

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which will take effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes, among others, the collection, storage, use, handling, transmission, provision, disclosure or deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor-related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, the processing method, the type of personal information processed and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; and (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties, including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies for a certain period of time.

On December 31, 2021, the MIIT, the CAC, the SAMR and the PBOC issued the Provisions on the Administration of Algorithm-generated Recommendations for Internet Information Services which took effect on March 1, 2022, stipulating rules for algorithm-generated recommendations for Internet information services. On January 5, 2022, the CAC published the Administrative Provisions on Mobile Internet Applications Information Services for public comments, which specifies rules for mobile applications providers and platforms when they are providing information services for online users.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. As certain laws and regulations, including the PRC Data Security Law and the PRC Personal Information Protection Law, were recently promulgated, we may be required to make further adjustments to our business practices to comply with these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.”

Regulations on Intellectual Property Rights

Copyright and Software Products

The NPC adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020, respectively. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The latest amended Copyright Law provides new criteria for calculating damages compensation, increases the statutory damages, and introduces punitive damages.

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, amended in June 2004, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, as of December 31, 2021, we had registered 164 software copyrights in China.

Trademarks

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the PRC Trademark Law most recently adopted by the State Council in 2014. The Trademark Office under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks, which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 141 trademarks in China as of December 31, 2021.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, as amended on August 5, 2008. Under the Foreign Exchange Regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Though there are restrictions on the convertibility of Renminbi for capital account transactions, which principally include investments and loans, we generally follow the regulations and apply to obtain the approval of the SAFE and other relevant PRC governmental authorities.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investments and removes certain other restrictions provided under previous laws and regulations promulgated by the SAFE for these enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing entrusted loans or repaying loans between nonfinancial enterprises.

On June 9, 2016, SAFE promulgated Circular 16, which expands the application scope from only the capital of foreign-invested enterprises to the capital, foreign debt proceeds and proceeds from overseas public offering. Furthermore, Circular 16 allows foreign-invested enterprises to use their foreign exchange capitals under capital account to the extent permitted by the relevant laws and regulations and removes certain prohibitions on using the Renminbi fund converted from the foreign exchange capitals under Circular 19, such as prohibitions on providing loans to the affiliated enterprises of such foreign-invested enterprises or repaying loans between nonfinancial enterprises.

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

These circulars may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries, and violations of these circulars could result in severe monetary or other penalties. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries.”

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Tarena Tech, which is a wholly foreign-owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the Company Law, as amended respectively in 2004, 2005, 2013 and 2018, and the Foreign Investment Law, which came into effect on January 1, 2020.

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

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents, and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. We have requested PRC residents currently holding direct or indirect interests in our company, to our knowledge, to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. We have used our best efforts to notify all of our shareholders who are PRC citizens and hold interests in us to register with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Provisions, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets and core technology etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, directors, supervisors or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. Noncompliance with the Draft Provisions or an overseas listing completed in breach of Draft Provisions may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i), with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering, within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as the case may be. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits, and fines for the controlling shareholder and other responsible persons.

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests, and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution, or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branch for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted two share incentive plans, namely, the 2008 Plan and the 2014 Plan. Pursuant to the 2008 Plan, we may issue options, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares to our qualified employees and directors and consultants on a regular basis. Pursuant to the 2014 Plan, we may issue options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules, and we have completed the registrations of our stock incentive plans with the local SAFE as required by PRC law.

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

Regulation on Tax

PRC Enterprise Income Tax Law

On March 16, 2007, the NPC enacted the EIT Law, which was amended on February 24, 2017, and on December 29, 2018. Under the EIT Law and its Implementing Rules, which was enacted on December 6, 2007, by the State Council, and amended on April 23, 2019, enterprises are classified as PRC resident enterprises and non-PRC-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside the PRC with its “de facto management bodies” located within the PRC is considered a PRC “resident enterprise,” meaning that it shall be treated in a manner similar to a PRC resident enterprise for enterprise income tax purposes. The Implementing Rules to the EIT Law defines “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise.

The SAT issued Circular 82 on April 22, 2009, as amended in December 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled and offshore-incorporated enterprise is located in China, which criteria include all of the following: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties, (b) the location where financial and human resource decisions are made or approved by organizations or persons, (c) the location where the major assets and corporate documents are kept and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective from September 1, 2011, and amended respectively in 2015, 2016 and 2018, or Bulletin 45, providing more guidance on the implementation of Circular 82. Bulletin 45 clarifies matters, including PRC resident enterprise status determination, post-determination administration and competent tax authorities etc. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or PRC or foreign individuals.

We do not believe that Tarena International, Inc. meets all of the conditions above, and thus we do not believe that Tarena International, Inc. is a PRC resident enterprise despite the fact that all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that Tarena International, Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Pursuant to the Hong Kong Tax Treaty, and other applicable PRC regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 60. Based on Circular 60, non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. On October 14, 2019, the State Administration of Taxation promulgated a new Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020, and replaced and repealed Circular 60. Circular 35 sets forth similar rules that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiary through our Hong Kong Subsidiary.”

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Furthermore, the Non-resident Enterprises Measures provide that in case of an equity transfer between two non-resident enterprises that occurs outside China, the non-resident enterprise that receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On October 17, 2017, the SAT released Announcement Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, effect from December 1, 2017, and amended in June 2018, which replaced the Non-resident Enterprise Measures. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. On February 3, 2015, the SAT issued a Public Notice 2015 No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. SAT Circular 37 provides certain changes to the current withholding regime, repeals and replaces all other provisions under Circular 698 and amends certain provisions in Public Notice 7. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven (7) days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time. There is little guidance and practical experience as to the application of Public Notice 7 or SAT Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or SAT Circular 37 or to establish that we should not be taxed under Public Notice 7 or SAT Circular 37. The PRC tax authorities have the discretion under SAT Circular 59, Public Notice 7 or SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

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

In addition, the EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or nonfinancial, as stipulated in the Implementation Rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures on the Recognition for High and New Technology Enterprise delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008, which was amended in January 2016. Enterprises recognized as “high and new technology enterprises,” or HNTEs, will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Tarena Tech obtained its HNTE certificate in 2009, renewed its HNTE certificate in 2012, 2015, 2018 and 2021, and is eligible to enjoy a preferential tax rate of 15% until December 2024. Tarena Hangzhou was established in 2013 and is qualified as a “newly established software enterprise,” which entitles it to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption beginning from 2019. Tarena Hangzhou obtained its HNTE certificate in 2020, and is eligible to enjoy a preferential income tax rate of 15% from December 2020 to December 2023. In 2016, Tarena Hangzhou acquired 100% of the equity interests in Hangzhou Hanru Education Technology Co., Ltd., or Hanru Hangzhou, which is qualified as a “newly established software enterprise” and entitles to two years of full tax exemption followed by three years of 50% tax exemption, commencing from the year in which its taxable income is greater than zero, which was 2016. In addition, Hanru Hangzhou obtained its HNTE certificate in 2019 and is eligible to enjoy a preferential tax rate of 15% until December 2022.

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

On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries and living service industries. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018, and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Announcement on Policies for Deeping the VAT Reform or Notice 39, which came into effect on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.

Local Surcharges

The city construction tax and education surcharge are local surcharges imposed as a certain percentage of PRC turnover taxes (i.e., business tax, value-added tax and consumption tax). The city construction tax is charged at rates of 1%, 5% or 7% (the applicable city construction tax rate depends on the location of the taxpayer) of the turnover tax paid while the education surcharge rate is currently at 3% of the turnover tax paid. Though in the past, foreign-invested enterprises, foreign enterprises and foreign individuals were exempted from such surcharges, these entities were required to make such payments from December 1, 2010, according to a notice issued by PRC State Council in October 2010.

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

China’s National Labor Law, which became effective on January 1, 1995, and was amended on August 27, 2009, and on December 29, 2018, and China’s National Labor Contract Law, which became effective on January 1, 2008, and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011, and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002 and 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

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

The following diagram illustrates our corporate structure, including our subsidiaries and the consolidated VIE and its subsidiaries, as of March 31, 2022:

(1)	Mr. Shaoyun Han, our founder and chairman, owns 70% of the equity interest in Beijing Tarena. Mr. Jianguang Li, our independent director, owns 30% of the equity interest in Beijing Tarena.
(2)	Mr. Shaoyun Han is the principal of Weifang Tarena Professional Education School.

(3)	Mr. Shaoyun Han is the principal of Shenyang Tarena Professional Education School, Jinan Tarena Professional Education School, Wuhan Tarena Professional Education School, Chongqing Jiulongpo Tarena Professional Education School, Kunming Guandu Tarena Professional Education School, Shenzhen Bao’an Tarena Professional Education School, Harbin Tarena Professional Education School, Zhengzhou Tarena Professional Education School, Dalian High-Tech Zone Tarena Professional Education School, Shenyang Tarena Times Professional Education School, Chengdu Tarena Professional Education School, Shenzhen Longhua Tarena Professional Education School (formerly known as ShenZhen Longhua Xinqu Tarena Professional Education School), Changchun ChaoyangTarena Professional Education School and Ningbo Tarena Professional Education School; Qian Li is the principal of Qingdao Tarena Professional Education School; Yueqin Shen is the principal of Nanjing Tarena Weishang Professional Education School; Bin Du is the principal of Changchun Nanguanqu Yingcai Tianyi Professional Education School; Haibo Huang is the principal of Wuhan Technology Tarena Professional Education School and Wuhan Hongshan Tarena Professional Education School Co., Ltd.; Wenwei Jia is the principal of Qingdao Shinan Tongcheng Technology Education Co., Ltd.; Jiping Xing is the principal of Jinan Lixia Tongcheng Tongmei Training School Co., Ltd. and Zibo Tongcheng Tongmei Training School Co., Ltd.; Wei Wang is the principal of Wuhan Wuchang Tarena Zhixing Professional Education School; Yan Wang is the principal of Tianjin Tongcheng Tongmei Education Training School Co., Ltd. and Tianjin Tarena Professional Education School Co., Ltd.; Hui Liu is the principal of Xi’an Lianhu Tongcheng Tongmei Tonghui Training Center Co., Ltd.; Liping Han is the principal of Shijiazhuang Yuhuaqu Tongxincheng Education Training School Co., Ltd. and Shijiazhuang Changanqu Tongzhicheng Education Training School Co., Ltd.; Meiyue Zhu is the principal of Shenyang Heping Tongcheng Educational Center and Shenyang Tiexi Tongcheng Tongmei Educational Center; Zengbo Li is the principal of Kunming Wuhua Tongcheng Tongmei Education Training School Co., Ltd.; Hehai Tian is the principal of Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd.; Nan Pan is the principal of Shijiazhuang Tongcheng Education School Co., Ltd.; Yudong Wang is the principal of Shenyang Shenhe Tongcheng Tongmei Education School Co., Ltd.; Lingzhen Kong is the principal of Taiyuan Xinghualing Tongcheng Tongmei Training School Co., Ltd; Yan Hong is the principal of Qingdao Shibei District Tongcheng Tongchuang Computer Training School Co., Ltd; Lisha Deng is the principal of Fuzhou Gulou Tarena Professional Education Co., Ltd; Mei Tan is the principal of Nanning Qingxiu District Tonghui Training School Co., Ltd; Leng Liao is the principal of Kunming Xishan District Tongcheng Tongmei Culture and Art Training School Co., Ltd. and Kunming Guandu Tongcheng Tongmei Education Training School Co., Ltd; Dexun Wang* is the principal of Guangzhou Tarena Software Professional Education School; Dan Liu*is the principal of Changsha Kaifu Tongcheng Tongmei Education Training School (formerly known as Science Kid Robot Education Training School) and Nanchang Xihu Tarena Technology Digital Art School; Zhi Han* is the principal of Shijiazhuang Xinhuaqudarenzhinei Tarena Professional Education School Co., Ltd.; Keyu Mu is the principal of Chengdu Tongcheng Tongmei Kechuang Education and Training School Co., Ltd.; En Wei is the principal of Tai’an Taishan District Tongcheng Tongmei Training School Co., Ltd.; Xiang Zhou is the principal of Nanchang Honggutan New District Tongchuang Training Center Co., Ltd.; Xin Gao is the principal of Qingdao West Coast New Area Tong Youwei Science and Technology Training School Co., Ltd.; Li Ge is the principal of Tianjin Tongcheng Tongmei Coding NO 1 Extracurricular Training School Co., Ltd.; Lening Shi is the principal of Tianjin Tongcheng Tongmei Coding NO 5 Extracurricular Training School Co., Ltd.; Luan Ma is the principal of Tianjin Tongcheng Tongmei Coding NO 6 Extracurricular Training School Co., Ltd.; Shuang Yang is the principal of Tianjin Tongcheng Tongmei Coding NO 7 Extracurricular Training School Co., Ltd.; Ling Liu is the principal of Tianjin Tongcheng Tongmei Coding NO 8 Extracurricular Training School Co., Ltd..
*	Dexun Wang, Zhi Han and Dan Liu are no longer employed by us. The principal registration for each of Guangzhou Tarena Software Professional Education School, Nanchang Xihu Tarena Technology Digital Art School, Changsha Kaifu Tongcheng Tongmei Education Training School (formerly known as Science Kid Robot Education Training School), and Shijiazhuang Xinhuaqudarenzhinei Tarena Professional Education School Co., Ltd. has not been updated.

Because of foreign ownership restriction on internet content and other value-added telecommunication services in China, we operate our TMOOC.cn, 61it.cn and goto211.com websites through the VIE, Beijing Tarena. Beijing Tarena is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jianguang Li, our independent director. Mr. Han and Mr. Li are both PRC citizens. We entered into a series of contractual arrangements with Beijing Tarena and its shareholders, which enable us to:

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

The following is a summary of the currently effective contracts by and among Tarena International, our subsidiary Tarena Tech, the VIE, Beijing Tarena, and the shareholders of Beijing Tarena.

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

Equity Interest Pledge Agreements

Under the equity interest pledge agreements, between Tarena Tech, Beijing Tarena and the shareholders of Beijing Tarena, as amended and restated, the shareholders pledged all of their equity interests in Beijing Tarena to Tarena Tech to guarantee Beijing Tarena’s and Beijing Tarena’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to the service fees due to Tarena Tech. If Beijing Tarena or any of Beijing Tarena’s shareholders breaches its contractual obligations under the contractual arrangements, Tarena Tech, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Tarena in accordance with legal procedures. Tarena Tech has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Tarena Tech, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with Changping Bureau of Beijing Administration for Industry and Commerce in December 2013 and April 2017, respectively. The pledge will remain binding until Beijing Tarena and its shareholders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables Tarena Tech to enforce the equity pledge against third parties who acquire the equity interests in Beijing Tarena in good faith.

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

In the opinion of our PRC counsel, Han Kun Law Offices, these contractual arrangements are valid, binding and enforceable under current PRC laws. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our contractual arrangements, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

We have dual headquarters in China, located in Beijing and Hangzhou. Our principal executive offices in Beijing comprise of 7,342.6 square meters and accommodate certain of our management and general and administrative activities, as well as our research and development activities. We also have 20,273.1 square meters in leased classroom space in Beijing. Our principal executive offices and classrooms in Hangzhou comprise of 11,119.2 square meters of leased space. Our principal executive offices in Hangzhou accommodate certain of our management and general and administrative activities.

In addition to our principal executive offices in Beijing and Hangzhou, we maintain a number of offices, classrooms and student dormitories with an aggregate of 267,626.1 square meters in 60 cities in the PRC. For our leased facilities, we leased them from unrelated third parties. Our lease terms range from six months to ten years. We purchased two office buildings in Beijing in 2016, mainly for teaching purpose, and to a lesser extent for administrative function. We paid an aggregate of RMB231.9 million for these two office buildings. We sold one of the two office buildings we purchased and received a total consideration of approximately RMB92.0 million (US$14.4 million) in 2021 pursuant to the agreement. The office building sold is located in Building 19, Block 2, Yard 31, Kechuang 13 Street, Beijing Economic-Technological Development Area, Beijing and has an aggregate gross floor area of approximately 8,100 square meters. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB50 million in 2016. The purpose of these two buildings is mainly teaching and partly for administration.

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

Overview

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2019, 2020 and 2021, we generated net revenues of RMB2,051.4 million, RMB1,897.9 million and RMB2,386.5 million (US$374.5 million), respectively. We record tuition fees that we collect in advance as deferred revenue. Our net revenues are presented net of business tax and surcharges.

Number of Student Enrollments

Our total net revenue increased by 25.7% from RMB1,897.9 million in 2020 to RMB2,386.5 million (US$374.5 million) in 2021. Our total adult professional education student enrollments decreased from approximately 108,800 in 2019 to approximately 83,400 in 2020, and further decreased to approximately 72,100 in 2021. Student enrollments in childhood and adolescent quality education programs increased from approximately 99,200 in 2019 to approximately 141,600 in 2020, and further increased to approximately 178,400 in 2021.

Our total student enrollments are affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2021, childhood and adolescent robotics programming and computer programming courses were the two most popular courses in our courses and programs offering portfolio.

Our total student enrollments are also affected by our ability to maintain our cooperative relationships with financing service providers for adult student loans. A portion of our adult students enrolled in 2021 relied on loans mainly provided or arranged by Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Shanghai Shimiao Financial Information Service Co., Ltd., and Beijing Youfei Jinxin Digital Technology Co., Ltd. to pay for our tuition fees. In 2021, 26.3% of our adult students received loans provided or arranged by these four financing service providers to pay for our tuition fees.

Tuition fees

Our net revenues are affected by the tuition fees for each of our courses. For our full-time classes for adult students, our standard tuition fees generally range from RMB22,800 to RMB26,800 per course in 2021. For our childhood and adolescent quality education programs, our standard tuition fees are between RMB8,000 and RMB19,800 in 2021. Courses under childhood and adolescent quality education program typically are composed of multiple levels, with each level consisting of 64 to 120 learning hours in one year. The actual tuition fees of our courses for adult students may vary according to the recruiting channel through which a student is enrolled. We recruit students either through our direct marketing efforts or from our network of cooperative universities and colleges.

Our tuition fees of our courses for adult students are also affected by the payment option selected by our students. We primarily offer two payment options for our students, including one-time full payment upon enrollment and multiple payments within two months of enrollment. We also allow qualified students to pay our tuition fees within a period of time after graduation. We generally charge approximately RMB1,000 to RMB4,000 higher in tuition fees to students electing to pay in multiple payments, as compared to students who elect to pay in full upfront. For students recruited through our joint-majors with universities and colleges, they pay tuition fees for their degrees directly to the universities and colleges according to the tuition payment schedule stipulated by such schools, which is typically paid in installments prior to the beginning of each semester of the degree program. For our post-graduation payment option, qualified students are given a grace period of up to six months after graduation to look for employment, during which time no repayment needs to be made. After such grace period, students are given a ten-month repayment period. In order to qualify for such payment option, students must pass our credit screening by furnishing to us a number of supporting documents, for instance a credit report from the People’s Bank of China. Our tuition fees for childhood and adolescent quality education programs are required to be fully paid up-front.

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

	For the Year Ended December 31,
	2019		2020		2021
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Personnel cost and welfare	573,520	28.0	548,763	28.9	702,649	110,261	29.4
Rental cost	230,976	11.3	212,551	11.2	249,772	39,195	10.5
Depreciation expenses	151,373	7.4	133,787	7.0	94,639	14,851	4.0
Others	217,965	10.5	171,741	9.1	154,359	24,222	6.5
Total cost of revenues	1,173,834	57.2	1,066,842	56.2	1,201,419	188,529	50.3

Our cost of revenues is primarily affected by the number of our learning centers. In terms of the adult professional education business, we had a total of 130, 104 and 100 learning centers as of December 31, 2019, 2020 and 2021, respectively. We also had a total of 217, 236 and 238 learning centers for students aged between three and eighteen as of December 31, 2019, 2020 and 2021, respectively.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of net revenues for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Selling and marketing expenses	1,119,698	54.6	906,337	47.8	878,130	137,798	36.8
General and administrative expenses	723,306	35.3	630,618	33.2	569,985	89,443	23.9
Research and development expenses	132,672	6.5	100,466	5.3	106,098	16,649	4.4
Total operating expenses	1,975,676	96.4	1,637,421	86.3	1,554,213	243,890	65.1

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

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. We expect our research and development expenses to increase in absolute amounts as we will continue to upgrade our IT infrastructure and quality of our course offerings.

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

We have made, and will continue to make necessary changes and improvements to the overall design of our control environment to address any deficiencies or material weaknesses in internal control over financial reporting and any ineffectiveness of our disclosure controls and procedures.

During 2020, our management has undertaken remedial actions to address the material weaknesses in our internal control over financial reporting. As a result of the remedial actions which have been taken, management has concluded that our internal control over financial reporting was effective as of December 31, 2020 and 2021. In addition, our independent registered public accounting firm attesting the effectiveness of our internal control reported that our internal control over financial reporting was effective as of December 31, 2020 and 2021.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiary in Hong Kong, Tarena Hong Kong Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong Limited has no assessable income since its inception on October 22, 2012 to December 31, 2021.

China

Pursuant to the EIT Law and its implementation rules, which became effective on January 1, 2008, and amended on December 29, 2018 and April 23, 2019, respectively, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises,” or HNTEs, will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Tarena Tech obtained its HNTE certificate in 2009 and renewed its HNTE certificate in 2012, 2015, 2018 and 2021, and is eligible to enjoy a preferential tax rate of 15% until December 2024. Tarena Hangzhou was established in 2013 and qualified as a “newly established software enterprise,” which entitles it to two years of full exemption followed by three years of 50% exemption, commencing from the year in which its taxable income is greater than zero, which was 2014. Tarena Hangzhou no longer has the 50% tax exemption since 2019. Tarena Hangzhou obtained its HNTE certificate in 2020, and is eligible to enjoy a preferential income tax rate of 15% from December 2020 to December 2023. In 2016, Tarena Hangzhou acquired 100% of the equity interests in Hangzhou Hanru Education Technology Co., Ltd., or Hanru Hangzhou, which is qualified as a “newly established software enterprise” and entitled to two years of full tax exemption followed by three years of 50% tax exemption, commencing from 2016. In addition, Hanru Hangzhou obtained its HNTE certificate in 2019 and is eligible to enjoy a preferential tax rate of 15% until December 2022. Some of our subsidiaries have been qualified as “Small Profit Enterprises” since 2017 and 2018, and therefore are entitled to enjoy a preferential income tax rate of 20% on 50% of the assessable profit before tax. From January 1, 2019, to December 31, 2020, 25% of the first RMB1.0 million of the assessable profit before tax is subject to the tax rate of 20% for our subsidiaries that are qualified as “Small Profit Enterprises,” and the 50% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is also subject to the tax rate of 20%. From January 1, 2021 to December 31, 2021, 12.5% of the first RMB1.0 million of the assessable profit before tax is subject to the tax rate of 20% for our subsidiaries that are qualified as “Small Profit Enterprises,” and the 50% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to the tax rate of 20%. Subject to the approvals from the tax authorities in certain locations in the PRC, our subsidiaries and the VIE that are based in these locations are required to use the deemed profit method to determine their income tax.

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

	For the Year Ended December 31,
	2019		2020		2021
		% of Net		% of Net			% of Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except percentages)
Net revenues	2,051,354	100.0	1,897,883	100.0	2,386,520	374,497	100.0
Cost of revenues(1)	(1,173,834)	(57.2)	(1,066,842)	(56.2)	(1,201,419)	(188,529)	(50.3)
Gross profit	877,520	42.8	831,041	43.8	1,185,101	185,968	49.7
Operating expenses(1):
Selling and marketing	(1,119,698)	(54.6)	(906,337)	(47.8)	(878,130)	(137,798)	(36.8)
General and administrative	(723,306)	(35.3)	(630,618)	(33.2)	(569,985)	(89,443)	(23.9)
Research and development	(132,672)	(6.5)	(100,466)	(5.3)	(106,098)	(16,649)	(4.4)
Operating loss	(1,098,156)	(53.6)	(806,380)	(42.5)	(369,112)	(57,922)	(15.5)
Interest income/(expenses)	15,859	0.8	(199)	—	2,335	366	0.1
Other income	246	—	5,201	0.3	5,572	875	0.2
Foreign currency exchange gains/(loss)	1,614	0.1	(4,849)	(0.3)	(518)	(81)	—
Loss before income taxes	(1,080,437)	(52.7)	(806,227)	(42.5)	(361,723)	(56,762)	(15.2)
Income tax benefit/(expenses)	41,559	2.0	35,034	1.9	(114,057)	(17,898)	(4.8)
Net loss	(1,038,878)	(50.7)	(771,193)	(40.6)	(475,780)	(74,660)	(19.9)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	983	379	70	11
Selling and marketing expenses	6,502	1,842	2,785	437
General and administrative expenses	36,719	26,242	14,840	2,329
Research and development expenses	14,968	7,783	1,408	221

The Year Ended December 31, 2021, Compared to the Year Ended December 31, 2020

Net revenues

Our net revenues increased by 25.7% from RMB1,897.9 million in 2020 to RMB2,386.5 million (US$374.5 million) in 2021. The increase was primarily due to the increase in student enrollments of childhood and adolescent quality education from 141,600 in 2020 to 178,400 in 2021, and the increase in unit price of tuition fee and certificate revenue of adult professional education business.

For our adult professional education programs, our net revenues increased by 1.2% from RMB1,136.1 million in 2020 to RMB1,150.2 million (US$180.5 million) in 2021. The revenue increase was mainly driven by the increase in unit price of tuition fee, and certificate revenue, whilst partially offset by decrease in student enrollments from 83,400 in 2020 to 72,100 in 2021. The number of adult professional education learning centers decreased from 104 as of December 31, 2020, to 100 as of December 31, 2021.

For our childhood and adolescent quality education programs, our net revenues increased by 62.3% from RMB761.8 million in 2020 to RMB1,236.3 million (US$194.0 million) in 2021. We experienced a significant increase of 26.0% in our total student enrollments from approximately 141,600 in 2020 to approximately 178,400 in 2021. Our childhood and adolescent quality education business has expanded into 54 cities in China. The number of childhood and adolescent quality education learning centers increased from 236 as of December 31, 2020, to 238 as of December 31, 2021.

Cost of Revenues

Our cost of revenues increased by 12.6% from RMB1,066.8 million in 2020 to RMB1,201.4 million (US$188.5 million) in 2021. This increase was mainly due to increase in personnel-related costs resulting from the growing number of teaching staff and, increase in social security fees, which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in 2020 but were not exempted in 2021.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 42.6% from RMB831.0 million in 2020 to RMB1,185.1 million (US$186.0 million) in 2021. Our gross profit margin increased from 43.8% in 2020 to 49.7% in 2021, which was mainly attributable to the increase in total net revenues outweighing the increase in cost of revenues in 2021 and, the effective cost controls we have implemented in 2021.

Operating Expenses

Our operating expenses decreased by 5.1% from RMB1,637.4 million in 2020 to RMB1,554.2 million (US$243.9 million) in 2021 as a result of decrease in selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 3.1% from RMB906.3 million in 2020 to RMB878.1 million (US$137.8 million) in 2021. This decrease was mainly due to decrease in advertising expenses in 2021.

General and Administrative Expenses

Our general and administrative expenses decreased by 9.6% from RMB630.6 million in 2020 to RMB570.0 million (US$89.4 million) in 2021. The decrease was primarily due to decrease in personnel-related expenses and welfare as a result of decrease in the number of staff and the one-off income recognized resulting from the receipt of the settlement payment from the Buyer Group of the proposed privatization transaction in 2021.

Research and Development Expenses

Our research and development expenses increased by 5.6% from RMB100.5 million in 2020 to RMB106.1 million (US$16.6 million) in 2021. The increase was primarily due to the increase in personnel-related expenses in 2021.

Interest Income/(expenses)

Our net interest expenses were RMB0.2 million in 2020 and net interest income was RMB2.3 million (US$0.4 million) in 2021. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for adult students. The decrease in interest expense was primarily due to the repayment of short-term loans borrowed from the Bank of Beijing.

Income Tax Benefit/(expenses)

Our income tax expenses were RMB114.1 million (US$17.9 million) in 2021, compared to the income tax benefit of RMB35.0 million in 2020. The increase in tax expenses was mainly due to increase in provision allowance made to the deferred income tax assets which was derived from the unutilized tax loss, as it was more likely than not that the tax loss will not be utilized within the five years deduction period.

The effective income tax rate of -31.5% in 2021 was lower than the statutory income tax rate of 25.0% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position. In 2021, due to multiple factors, such as the COVID-19 pandemic and the regulations on some sectors of the education industry, the childhood and adolescent quality education business did not achieve the profitability as expected. Considering that the future profitability of the childhood and adolescent quality education business is unlikely to offset the accumulated losses already incurred, the valuation allowance of deferred tax assets of most childhood and adolescent quality entities was provided in 2021; (ii) the impact of different tax rates in other jurisdictions; (iii) the preferential income tax rate enjoyed by some of our subsidiaries; and (iv) the impact of changes in tax rates on certain of our subsidiaries.

The effective income tax rate of 4.3% in 2020 was lower than the statutory income tax rate of 25.0% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; (iii) the preferential income tax rate enjoyed by some of our subsidiaries; and (iv) the impact of changes in tax rates on certain of our subsidiaries.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB475.8 million (US$74.7 million) in 2021 as compared to a net loss of RMB771.2 million in 2020.

The Year Ended December 31, 2020, Compared to the Year Ended December 31, 2019

Net revenues

Our net revenues decreased by 7.5% from RMB2,051.4 million in 2019 to RMB1,897.9 million in 2020. The decrease was primarily due to the reduction of class consumption rates, which are defined as the ratio of revenue recognized to total tuition fees collected, for both adult and childhood and adolescent quality education businesses during the COVID-19 pandemic in 2020, and a decrease in our adult student enrollment.

For our adult professional education programs, our net revenues decreased by 25.6% from RMB1,527.2 million in 2019 to RMB1,136.1 million in 2020. The revenue decrease was mainly driven by a reduction of 23.3% in our student enrollments from approximately 108,800 in 2019 to approximately 83,400 in 2020. The numbers of adult professional education learning centers decreased from 130 as of December 31, 2019, to 104 as of December 31, 2020.

For our childhood and adolescent quality education programs, our net revenues increased by 45.3% from RMB524.2 million in 2019 to RMB761.8 million in 2020. We experienced a significant increase of 42.7% in our total student enrollments from approximately 99,200 in 2019 to approximately 141,600 in 2020. Our childhood and adolescent quality education business has expanded into 53 cities in China. The number of childhood and adolescent quality education learning centers increased from 217 as of December 31, 2019, to 236 as of December 31, 2020.

Cost of Revenues

Our cost of revenues decreased by 9.1% from RMB1,173.8 million in 2019 to RMB1,066.8 million in 2020. This decrease was mainly due to the reduction of cooperation with tutoring service providers as most students transferred to online studying during the COVID-19 pandemic in 2020. Furthermore, during the COVID-19 pandemic, the utility and office fees declined as our employees worked from home, and the social security fees were exempted due to the preferential policies promulgated by the government. The decrease was also partly attributable to the decrease in the number of adult professional education learning centers, which resulted in a decrease in personnel-related costs and rental expenses.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 5.3% from RMB877.5 million in 2019 to RMB831.0 million in 2020. Our gross profit margin increased from 42.8% in 2019 to 43.8% in 2020, which was mainly attributable to the effective cost controls we have implemented in 2020.

Operating Expenses

Our operating expenses decreased by 17.1% from RMB1,975.7 million in 2019 to RMB1,637.4 million in 2020 as a result of a decrease in selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 19.1% from RMB1,119.7 million in 2019 to RMB906.3 million in 2020. This decrease was partially due to a decrease in marketing activities and promotional spending. In addition, personnel-related expenses decreased resulting from fewer headcounts, and a decrease in social security expenses due to the preferential policies promulgated by the government during COVID-19 pandemic in 2020.

General and Administrative Expenses

Our general and administrative expenses decreased by 12.8% from RMB723.3 million in 2019 to RMB630.6 million in 2020. The decrease was primarily due to a decrease in personnel-related expenses resulting from lower headcounts, and a decrease in social security expenses resulting from the preferential policies enacted by the government during COVID-19 pandemic in 2020. In addition, a one-time independent investigation related professional expenses incurred in 2019.

Research and Development Expenses

Our research and development expenses decreased by 24.3% from RMB132.7 million in 2019 to RMB100.5 million in 2020. The decrease was primarily due to a decrease in personnel-related expenses resulting from fewer headcounts.

Interest Income/(expenses)

Our net interest income was RMB15.9 million in 2019 and net interest expenses was RMB0.2 million in 2020. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for adult students. Interest expenses in both periods consisted of interest incurred in relation to short-term bank loans. We incurred net interest expenses in 2020 compared to a net interest income in 2019 primarily due to the RMB89.2 million short-term bank loans we borrowed in 2019, which have been repaid in November and December 2020.

Income Tax Benefit

Our income tax benefit was RMB35.0 million in 2020, compared to the income tax benefit of RMB41.6 million in 2019.

The effective income tax rate of 4.3% in 2020 was lower than the statutory income tax rate of 25.0% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; (iii) the preferential income tax rate enjoyed by some of our subsidiaries; and (iv) the impact of changes in tax rates on certain of our subsidiaries.

The effective income tax rate of 3.8% in 2019 was lower than the statutory income tax rate of 25.0% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position; (ii) the impact of different tax rates in other jurisdictions; (iii) the preferential income tax rate enjoyed by some of our subsidiaries; and (iv) the impact of changes in tax rates on certain of our subsidiaries.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB771.2 million in 2020, as compared to a net loss of RMB1,038.9 million in 2019.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021, were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from disposal of property and long-term investments. As of December 31, 2021, we had RMB430.4 million (US$67.5 million) in cash and cash equivalents, time deposits and restricted cash. Our cash consists of cash in bank and deposits place in third-party payment processors. Cash of the consolidated VIE, in the amount of RMB8.2 million (US$1.3 million) as of December 31, 2021, can be used only to settle obligations of the consolidated VIE. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. As of December 31, 2020, restricted cash is the cash received from one financial service provider for students’ tuition fee in certain project, which will release to cash along with the service provided to the students. We terminated the project with this financial service provider during the year ended December 31, 2021.

We believe that our current cash, cash equivalents, time deposits, restricted cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See “Summary of Significant Accounting Policies—Cash, cash equivalents, time deposits and restricted cash” under Note 2(e) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents, time deposits and restricted cash were held as of December 31, 2021.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by/ (used in) operating activities	(31,730)	(108,821)	8,610	1,352
Net cash provided by/ (used in) investing activities	(51,217)	(657)	33,693	5,287
Net cash provided by/ (used in) financing activities	74,397	(68,299)	23,237	3,646
Effect of foreign currency exchange rate changes on cash and cash equivalents	567	(1,376)	(67)	(11)
Net increase/ (decrease) in cash and cash equivalents	(7,983)	(179,153)	65,473	10,274
Cash, cash equivalents and restricted cash at the beginning of the year	545,684	537,701	358,548	56,264
Cash, cash equivalents and restricted cash at end of the year	537,701	358,548	424,021	66,538

Operating Activities

Net cash provided by operating activities amounted to RMB8.6 million (US$1.4 million) in 2021. It was primarily due to (a) a net loss of RMB475.8 million, mainly adjusted by depreciation and amortization of RMB125.3 million, amortization of right-of-use asset of RMB250.0 million, loss on disposal of property and equipment of RMB24.7 million, and share based compensation expense of RMB19.1 million; (b) a decrease in operating lease liabilities of RMB252.4 million; and (c) a decrease in deferred income tax assets of RMB101.2 million; and (d) an increase in deferred revenue of RMB26.7 million due to the expansion of our childhood and adolescent quality education business.

Net cash used in operating activities amounted to RMB108.8 million in 2020. It was primarily due to (a) a net loss of RMB771.2 million, mainly adjusted by depreciation and amortization of RMB177.5 million, amortization of right-of-use asset of RMB170.0 million, and share based compensation expense of RMB36.2 million; (b) a decrease in operating lease liabilities of RMB128.2 million; and (c) deferred income tax benefit of RMB42.4 million due to accumulated loss; and partially offset by an increase in deferred revenue of RMB412.2 million due to the expansion of our childhood and adolescent quality education business.

Net cash used in operating activities amounted to RMB31.7 million in 2019. It was primarily due to (a) a net loss of RMB1,038.9 million, mainly adjusted by depreciation and amortization of RMB194.8 million, amortization of right-of-use asset of RMB218.3 million, and share based compensation expense of RMB59.2 million; (b) a decrease in operating lease liabilities of RMB241.3 million; and (c) deferred income tax benefit of RMB46.0 million due to accumulated loss; and partially offset by (i) an increase in deferred revenue of RMB756.0 million due to the expansion of our childhood and adolescent quality education business; and (ii) a decrease in prepaid expenses and other current assets of RMB22.8 million.

Investing Activities

Net cash provided by investing activities was RMB33.7 million (US$5.3 million) in 2021, consisting of the net proceeds of RMB94.6 million received from the disposal of property and long-term investments, and purchase of property and equipment, including computers and servers, of RMB67.7 million for the replacement of obsolete items.

Net cash used in investing activities was RMB0.7 million in 2020, consisting of purchase of time deposits of RMB94.4 million, and purchase of property and equipment, including computers and servers, of RMB79.4 million in connection with the expansion of our network of childhood and adolescent quality education learning centers, and partially offset by the maturity of time deposits of RMB171.7 million.

Net cash used in investing activities was RMB51.2 million in 2019, consisting of purchase of time deposits of RMB341.7 million, purchase of property and equipment, including computers and servers, of RMB161.3 million in connection with the expansion of our network of childhood and adolescent quality education learning centers, and payment for long-term investment of RMB3.0 million, and partially offset by the maturity of time deposits of RMB419.8 million and proceed from net repayment of employees loans of RMB24.9 million.

Financing Activities

Net cash provided by financing activities in 2021 was RMB23.2 million (US$3.6 million) in 2021, which was primarily attributed to, the proceeds from bank borrowings of RMB30.0 million, and proceeds from issuance of Class A ordinary shares in connection with exercise of share options of RMB3.9 million, partially offset by the repayment of bank borrowings of RMB10.7 million.

Net cash used in financing activities in 2020 was RMB68.3 million, which was primarily attributed to repayment of bank borrowings of RMB89.2 million, partially offset by proceeds from bank borrowings of RMB10.7 million, proceeds from issuance of Class A ordinary shares in connection with exercise of share options of RMB3.4 million, and proceeds from the collection of loan of a related party of RMB6.5 million.

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

Impact of COVID-19

Beginning in January 2020, the outbreak of COVID-19 has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past two and a half years.

The COVID-19 pandemic had adversely affected many of our business activities, including delivering lectures at our learning centers, recruiting students and conducting our day-to-day business in 2020. As part of China’s nationwide efforts to contain the spread of COVID-19, our classrooms in Beijing as well as our learning centers across China underwent temporary yet prolonged closure from February 2020 to May 2020. During that period, we had arranged online webcasts for our students to study at home. Since the second half of 2020, many of the quarantine measures within China have been relaxed, and we have resumed normal operations since the second half of 2020. While the spread of COVID-19 was substantially controlled in China in 2021 and the number of new cases in China remained relatively low, restrictions were re-imposed from time to time in certain cities to combat outbreaks. In 2021 and the first quarter of 2022, due to the occurrence of COVID-19 cases, some of our learning centers in certain areas of China have undergone temporary closure and suspension from operation. Despite the rapid COVID-19 vaccine rollout, uncertainties remain due to the emerging new variants, and our learning centers across China may undergo closure or class-size reduction subject to the restriction measures within China in the future.

The outbreak of COVID-19 in China also caused temporary closures of many of our offices, adjustment of operation hours and work-from-home arrangements in our Beijing headquarters and other offices in China during the first half of 2020. In 2021 and the first quarter of 2022, the occurrence of COVID-19 cases resulted in temporary closure of some of our offices in certain areas of China. The duration and extent of impact of such business disruptions on the operating results and financial performance cannot be reasonably estimated at this time. In light of the evolving nature of COVID-19 and the uncertainty it has produced, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 in China, and the prevalence of local and national travel restrictions which are highly uncertain and cannot be predicted.

Material Cash Requirements

Capital Expenditures

Our capital expenditures are primarily related to purchase of office building, property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB161.3 million, RMB71.5 million and RMB67.7 million (US$10.6 million) in 2019, 2020 and 2021, respectively. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We expect our capital expenditures will continue to be significant for the near future as we continue to acquire new equipment to replace our obsolete items, upgrade our IT infrastructure hardware, and expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, time deposits and anticipated cash flow from operations.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021:

	Payment due by December 31,
							2027 and
	Total	2022	2023	2024	2025	2026	thereafter

	(RMB in thousands)
Operating lease commitments(1)	551,372	256,667	165,389	83,350	31,251	11,057	3,658

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2021.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2021, we had RMB138.9 million (US$21.8 million) in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB412.0 million (US$64.7 million) to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries as of December 31, 2021. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2021, we had RMB36.7 million (US$5.8 million) in statutory development fund that is not distributable as cash dividends.

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

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB132.7 million, RMB100.5 million and RMB106.1 million (US$16.6 million) in 2019, 2020 and 2021, respectively.

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

As of December 31, 2021, we had registered 89 domain names relating to our business, including our www.tedu.cn, TMOOC.cn, jobshow.cn, www.IT61.cn and www.art61.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center and held 164 registered software copyrights and 141 trademarks.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021, to December 31, 2021, that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) operating leases; (iii) income taxes; and (iv) fair value measurements. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of Long-Lived Assets

We periodically review our long-lived assets for impairment indicators to identify any events that may lead the carrying value to be irrecoverable. Such events include a historical or projected trend of net cash outflow or a future expectation that we will sell or dispose of an asset significantly before the end of its previously estimated useful life. In reviewing for impairment, we group our long-lived assets into adult professional education asset group and childhood & adolescent quality education asset group, which are the lowest possible level that identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

For the adult professional education asset group, there was no indicators of impairment as of December 31 2021. For the childhood & adolescent quality education asset group which showed an indicator of impairment as of December 31, 2021, we have performed a recoverability test by comparing estimated undiscounted future cash flows with the carrying value of the related long-lived assets. If the undiscounted future cash flows are less than the related net carrying value of the long-lived assets, the net carrying value of the assets are written down to their fair value.

We primarily use discounted future cash flows directly associated with those assets, which consist principally of property and equipment and right-of-use (“ROU”) assets, to determine their fair values. Estimating the fair value of long-lived assets by using the discounted cash flow model requires management to estimate future revenues, expenses, discount rates, long-term growth rates, and other factors in order to project future cash flows. The evaluation of long-lived asset impairment requires us to make assumptions about future cash flows over the life of the asset group. These assumptions require judgment and actual results may differ from assumed and estimated amounts.

Changes in these estimates, assumptions and judgments could materially affect the quantity of impairment of long-lived assets.

No impairment of long-lived assets was recognized for the years ended December 31, 2019, 2020 and 2021.

Allowance for credit losses

We maintain an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses, we consider various factors, including historical experience, credit-worthiness of customers, current and reasonable forecasted future economic conditions, aging of the accounts receivable balances, payment patterns, and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326––Financial Instruments––Credit Losses. We also consider to provide specific allowance for credit losses for those accounts receivable balances when facts and circumstances have emerged to indicate that these receivables are unlikely to be collected. Changes in these estimates and assumptions could materially affect the quantity of credit losses.

The allowance of credit losses for accounts receivable totaled approximately RMB9.2 million and RMB15.0 million (US$ 2.4 million) as of December 31, 2020 and 2021, respectively.

Taxation

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with relevant local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. The Company recorded deferred tax assets of RMB288.6 million and RMB329.8 million (US$ 51.8 million), net of valuation allowance of RMB146.4 million and RMB288.8 million (US$ 45.3 million), as of December 31, 2020 and 2021, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	51	Founder and Chairman
Yongji Sun	57	Director
Jianguang Li	57	Independent Director
Hon Sang Lee	63	Independent Director
Shengwen Rong	53	Independent Director
Ying Sun	45	Chief Executive Officer
Wing Kee Lau	57	Chief Financial Officer

Shaoyun Han is our founder and has been serving as chairman of our board of directors since our inception. Mr. Han served as our Chief Executive Officer from our inception to April 2020. Before founding Tarena in September 2002, Mr. Han was deputy chief engineer and director of the software division of AsiaInfo-Linkage between 1995 and 2002, responsible for software research and development and corporate management. Mr. Han received a bachelor’s degree in computer application from Jilin University in China.

Yongji Sun has been serving as our director since April 2020. Mr. Sun had served as our independent director from April 2014 to April 2020 and Chief Executive Officer from April 2020 to April 2021. Mr. Sun currently serves as the Chairman of Dilato Infotech Ltd. Between 2011 and 2014, Mr. Sun served as the Chief Executive Officer of Shangxue Education Technology Inc. Between 2005 and 2011, Mr. Sun served as Executive Vice President at Pactera Technology International Ltd., or Pactera (a Nasdaq listed company from 2010 to 2014). Prior to joining Pactera in November 2005, Mr. Sun co-founded Ensemble International Ltd. in 2002 and served as its Chief Executive Officer from 2003 to 2005. He founded and served as Chief Executive Officer of Newland Network Co. from 2000 to 2002. He established China R&D Center for Lotus Development Corporation (Lotus was later acquired by IBM) in 1993 and served as its R&D head until 1998. Mr. Sun received his bachelor’s degree in Computer Science from North-East Machinery Institute in 1985, master’s degree in Computer Science from Nanjing Aerospace & Aeronautic University in 1988, and MBA from Babson College, MA, U.S.A. in 2000.

Jianguang Li has been serving as our independent director since April 2020. Mr. Li had served as our director from April 2014 to April 2020. Mr. Li has been a partner of IDG Capital Partners since March 2006, responsible for providing venture capital and private equity investment-related advice. Between 1999 and 2006, Mr. Li served as a vice-president of IDG Technology Venture Investment Inc. Prior to joining IDG in 1999, Mr. Li worked in Crosby Assets Management Limited as an investment manager. Mr. Li received a bachelor’s degree in management from Peking University and a master’s of science degree from the University of Guelph.

Hon Sang Lee has been serving as our independent director since January 2020. Mr. Lee is a seasoned technology entrepreneur and active angel investor with unique leadership experience, having been a chief executive for both multinational and local leading IT companies in China. Mr. Lee is an early China business pioneer starting in 1987 when he joined HP China and stayed with HP for twelve years until 1999. While at HP, Mr. Lee established and headed the HP Personal Computer and Peripheral Business in China, growing it from a small operation to a market leader when he left in 1999. Mr. Lee then joined Founder (SEHK.418) as CEO to run its software and systems integration business. Mr. Lee was Chairman and CEO of Hinge Software, a software company he had co-founded in 2003. In 2007, Hinge sold its outsourcing operations to ChinaSoft (SEHK.354). Mr. Lee currently serves as the Chairman and Executive Partner of ShangGu Capital,which is an equity venture investment fund targeting early and growth stage innovative companies. Mr. Lee founded Sinova SJ Capital in 2010. Mr. Lee received his B.S. in Computer Science from the University of Hong Kong.

Shengwen Rong is one of our independent directors. Mr. Rong was appointed as an independent director and chairman of the audit committee since March 1, 2022. Mr. Rong currently serves as an independent director and chairperson of the audit committees of the following public companies: China Online Education Group (NYSE: COE), BlueCity Holdings Limited (Nasdaq: BLCT), MOGU Inc. (NYSE: MOGU), and X Financial (NYSE: XYF), and as an independent director of Qudian Inc. (NYSE: QD). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd, a leading live video broadcast and short-video platform in China. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE listed company from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, master’s degree in accounting from West Virginia University in 1996, and MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

Ying Sun has been serving as our Chief Executive Officer since April 2021. Ms. Sun previously served as our vice president from December 2009 to April 2021, responsible for our nation-wide operations. Ms. Sun joined us in June 2005 as the general manager of our Beijing learning centers. Between 2007 and 2009, she was the general manager of our northern region. Ms. Sun made significant contribution to the development of our marketing system, collaboration with universities and career support for students. From 1999 to 2005, Ms. Sun worked in Gloria Hotels and Resorts, serving in various sales and human resources-related roles. Ms. Sun received a bachelor’s degree in tourism economics management from Dongbei University of Finance and Economics in China.

Wing Kee Lau has been serving as our chief financial officer since March 2020. Mr. Lau is currently serving as an independent non-executive director and chairperson of the audit committee of Genetron Holdings Limited (NYSE: GTH). Prior to joining us, Mr. Lau was the chief financial officer of Square Panda Inc., a U.S.-based AI education start-up company, between July 2018 and August 2019. Between March 2007 and June 2018, Mr. Lau first served as the chief financial officer of Perfect World Co., Ltd., a China-based online game company (“Perfect World”) listed on Nasdaq between 2007 and 2015, and later as the chief financial officer of Perfect World Holding Co., Ltd., the holding company of Perfect World. Between November 2004 and February 2007, Mr. Lau was the chief financial officer of Beijing Media Corporation Limited, a company listed on the Stock Exchange of Hong Kong Limited. From 2000 to 2004, Mr. Lau was a group finance director of Shanghai Ogilvy & Mather Advertising Limited Beijing Branch. From 1990 to 2000, Mr. Lau worked at Hong Kong, Shanghai and Beijing offices of PricewaterhouseCoopers, lastly as a senior manager in Beijing. Mr. Lau received his bachelor’s degree in business administration from Hong Kong Baptist University in 1990. He received his EMBA degree in 2011 from Cheung Kong Graduate School of Business in China. Mr. Lau is a member of Association of Chartered Certified Accountants and Hong Kong Institute of Certified Public Accountants.

B.Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB4.9 million in cash to our executive officers, and we paid an aggregate of RMB4.4 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

Share Incentive Plan

The 2014 Plan

We adopted the 2014 Plan in February 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2014 Plan was 1,189,975 as of January 1, 2022. As of February 28, 2022, options to purchase 2,932,010 Class A ordinary shares are issued and outstanding under the 2014 Plan and 159,385 restricted share units were granted and outstanding under the 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

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

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of February 28, 2022, the outstanding options granted to our directors and executive officers under our share plan.

	Ordinary Shares
	Underlying	Exercise Price
Name	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	39,075	4.36	February 20, 2014	April 3, 2024
	229,210	1.83	February 20, 2014	April 3, 2024
	150,000	4.36	March 1, 2015	February 28, 2025
	75,000	1.83	December 31, 2016	December 31, 2026
	110,000	1.00	April 1, 2017	December 31, 2026
	90,000	0.00	January 1, 2020	December 31, 2029
	80,000	0.01	January 1, 2021	December 31, 2030
	80,000	0.01	January 1, 2022	December 31, 2031
	853,285†

Ying Sun	*	1.83	January 1, 2013	April 3, 2024
	*	4.36	February 20, 2014	April 3, 2024
	*	4.36	March 1, 2015	February 28, 2025
	*	1.83	December 31, 2016	December 31, 2026
	*	0.00	January 1, 2020	December 31, 2029
	*	2.51	December 28, 2020	December 28, 2030
	*	0.01	January 1, 2021	December 31, 2030
	*	0.01	January 1, 2022	December 31, 2031
Wing Kee Lau	*	2.51	December 28, 2020	December 28, 2030
Total	1,287,785
*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total issued and outstanding shares as of February 28, 2022.
†	The aggregate number of ordinary shares underlying the outstanding options held by Mr. Shaoyun Han is 853,285, representing 1.52% of our total issued and outstanding shares as of February 28, 2022.

The following table summarizes, as of February 28, 2022, the outstanding restricted share units we granted to our directors and executive officers under the 2014 Plan.

Number of
Class A
Ordinary
Shares
Underlying
Restricted
	Share	Date of
Name	Units	Grant
Yongji Sun	*	April 9, 2021
Jianguang Li	*	April 9, 2021
Wing Kee Lau	*	March 1, 2021

*	Less than 1% of our total issued and outstanding shares as of February 28, 2022.

As of February 28, 2022, other individuals as a group held outstanding options to purchase a total of 1,644,225 Class A ordinary shares of our company, with exercise prices ranging from US$0 to US$4.36 per share, and held outstanding restricted share units to acquire a total of 110,045 Class A ordinary shares of our company.

C.Board Practices

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. In December 2020, we have also formed a special committee of the board of directors in response to a preliminary non-binding proposal letter from Mr. Shaoyun Han. On November 24, 2021, we dissolved the special committee with the termination of the Merger Agreement and related ancillary agreements. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Shengwen Rong, Jianguang Li and Hon Sang Lee, and is chaired by Mr. Shengwen Rong. Each member of our audit committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have determined that Mr. Shengwen Rong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Hon Sang Lee, Jianguang Li and Shengwen Rong, and is chaired by Hon Sang Lee. Each member of our compensation committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Jianguang Li, Hon Sang Lee and Shengwen Rong, and is chaired by Mr. Jianguang Li. Each member of our nominating and corporate governance committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors shall have a term of office for two years. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be of unsound mind.

Board Diversity

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0

D.Employees

We have dual headquarters in Beijing and Hangzhou, where our instructors, software engineers and certain general and administrative staff are based. We have divided our national network of learning centers into three regions, namely, northern region, southern region, and central and western region, and we have regional offices that are responsible for managing the daily operations of learning centers located within each territory.

We had a total of 11,833, 10,181 and 10,009 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had 2,178 employees in Beijing, 320 employees in Hangzhou and 7,489 employees in mainland China. We also have 22 employees in Taipei. The following table sets forth the number of our employees, categorized by function, as of December 31, 2021:

Functions	Number of Employees
Teaching and content development	3,352
Selling and marketing	3,447
General and administration	1,516
Others*	1,694
Total	10,009

Notes:

*     mainly includes employer cooperation representatives and career counselors for adult professional education, and center administrators for childhood and adolescent quality education.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 55,336,601 ordinary shares outstanding as of February 28, 2022, comprising 48,130,542 Class A ordinary shares (excluding 8,462,615 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
				ordinary
			Total ordinary	shares on	% of
	Class A	Class B	shares on an	an as-	aggregate
	ordinary	ordinary	as-converted	converted	voting
	shares	shares	basis	basis	power †
Directors and Executive Officers:**
Shaoyun Han(1)	10,148,123	7,206,059	17,354,182	30.9	67.9
Yongji Sun	*	—	*	*	*
Jianguang Li(2)	*	—	*	*	*
Hon Sang Lee(3)	*	—	*	*	*
Shengwen Rong(4)	—	—	—	—	—
Wing Kee Lau	*	—	*	*	*
Ying Sun(5)	695,736	—	695,736	1.3	0.6
All directors and executive officers as a group	11,408,674	7,206,059	18,614,733	32.9	68.8
Principal Shareholders:
Learningon Limited(6)	2,193,220	7,206,059	9,399,279	17.0	61.8
KKR funds(7)	6,826,263	—	6,826,263	12.3	5.7
Theodore Walker Cheng-De King (8)	4,521,340	—	4,521,340	8.2	3.8
Connion Capital Limited(9)	4,387,720	—	4,387,720	7.9	3.7

Notes:

*	Less than 1%.
**

Except for Mr. Jianguang Li, Mr. Hon Sang Lee, and Mr. Shengwen Rong, the business address of our directors and executive officers is 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, PRC.

†For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 7,206,659 Class B Ordinary Shares held by Learningon Limited, (ii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (iv) 718,887 restricted American depositary shares (“ADSs”) representing 3,594,435 Class A Ordinary Shares held by Connion Capital Limited, (v) 438,644 restricted ADSs representing 2,193,220 Class A Ordinary Shares held by Learningon Limited, (vi) 415,000 Class A Ordinary Shares held by Mr. Han and (vii) 158,657 ADSs representing 793,285 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of February 28, 2022. Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. Moocon Education Limited is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned by Mr. Shaoyun Han, who is also the sole director of Moocon Education Limited. The registered office address of each of Connion, Learningon, Moocon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(2)	The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.
(3)	The business address of Mr. Lee is ShangGu Capital, 409 Zhong Jia Plaza, Tai Yang Yuan, Da Zhong Si East Road, Haidian District, Beijing, the People’s Republic of China.
(4)	The business address of Mr. Rong is 182 Pine Ln, Los Altos, CA 94022, USA.
(5)	Represents (i) 401,236 Class A Ordinary Shares held by Ms. Sun and (ii) 58,900 ADSs representing 294,500 Class A ordinary shares that Ms. Sun may purchase upon exercise of options within 60 days of February 28, 2022.
(6)	Represents (i) 7,206,059 Class B ordinary shares and (ii) 438,644 ADSs representing 2,193,220 Class A ordinary shares. The registered office address of Learningon Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learningon Limited is ultimately owned by Mr. Shaoyun Han through a trust.
(7)	Consists of 6,826,263 Class A ordinary shares held by Talent Fortune Investment Limited, a Cayman Islands company, as reported in a Schedule 13D amendment filed by KKR & Co. L.P. on August 30, 2017. Talent Fortune Holdings Limited is the sole shareholder of Talent Fortune Investment Limited. KKR China Growth Fund L.P. is the controlling member of Talent Fortune Holdings Limited. KKR Associates China Growth L.P. is the sole general partner of KKR China Growth Fund L.P. KKR China Growth Limited is the sole general partner of KKR Associates China Growth L.P. KKR Fund Holdings L.P is the sole shareholder of KKR Associates China Growth L.P. KKR Fund Holdings GP Limited is a general partner of KKR Fund Holdings L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. The designated members of KKR Management LLC are Messrs. Henry R. Kravis and George R. Roberts. The business address of Talent Fortune Investment Limited is c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The percentage of beneficial ownership and voting power was calculated based on the total number of our ordinary shares outstanding as of February 28, 2022.
(8)	Represents (i) 904,268 ADSs representing 4,521,340 Class A Ordinary Shares held by Theodore Walker Cheng-De King. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by Theodore Walker Cheng-De King with the SEC on November 26, 2021. Please see the Schedule 13G filed by Theodore Walker Cheng-De King with the SEC on November 26, 2021 for information relating to Theodore Walker Cheng-De King. The registered address of Theodore Walker Cheng-De King is the Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

(9)	Represents (i) 718,887 ADSs representing 3,594,435 Class A Ordinary Shares and (ii) 158,657 ADSs representing 793,285 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of February 28, 2022. The registered office address of Connion Capital Limited is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion Capital Limited is ultimately owned by Mr. Shaoyun Han through a trust.

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

To our knowledge, as of February 28, 2022, a total of 9,145,102 ADSs (equivalent to 45,725,510 Class A ordinary shares) are outstanding (among which 7,987,570 are unrestricted ADSs while 1,157,532 are restricted ADSs) after a new ADS-to-share ratio change (from the previous ratio of one ADS to one Class A ordinary share to a new ratio of one ADS to five Class A ordinary shares) was effected in December 2021, representing 78.3% of our total issued and outstanding Class A ordinary shares as of such date. To our knowledge, there is one record holder in the United States which is CEDE & CO. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders in the United States. As of February 28, 2022, none of our Class B ordinary shares are held by any record holder in the United States.

For options and restricted share unit granted to our officers, directors and employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Chuanbang. Chuanbang Business Consulting (Beijing) Co., Ltd., or Chuanbang, is a company owned by our chairman, Mr. Shaoyun Han. Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 2%~20% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fees were RMB0.8 million, RMB0.1 million and RMB0.04 million (US$0.01 million) for 2019, 2020 and 2021, respectively.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We and certain of our current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021, in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016, and November 1, 2019, related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On January 18, 2022, we moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing is scheduled to be complete by May 19, 2022. We intend to defend ourselves vigorously in the action.

Except for the above, we are currently not a party to, and are not aware of any threat of, any other legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

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

See “Item 9. The Offer and Listing—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing five Class A ordinary shares, have been listed on the NASDAQ Global Select Market under the symbol “TEDU” since April 3, 2014.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, as well as the Companies Act, Cap 22 Act 3 of 1961, as consolidated and revised, of the Cayman Islands insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 1.1 to this Annual Report on Form 20-F is incorporated herein by reference.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, provided that dividends may be declared and paid out of funds legally available therefor, namely, out of either profit, our share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

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

Repurchase and Redemption of Ordinary Shares. The Companies Act and our fifth amended and restated articles of association permit us to purchase our own shares. In accordance with our fifth amended and restated articles of association and provided that the necessary shareholders or board approval has been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

Pursuant to Section 6 of the Tax Concessions Act (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

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

Under the EIT Law and its implementation rules, dividends generated from retained earnings from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Hong Kong Tax Treaty, which was promulgated on August 21, 2006, a company incorporated in Hong Kong, such as Tarena HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 60, which was replaced and repealed by Circular 35. Based on Circular 60, non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Circular 35 sets forth similar rules with Circular 60 that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The SAT issued a Circular 59 together with the Ministry of Finance in April 2009 and a Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. On February 3, 2015, the SAT issued a Public Notice 2015 No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Circular 37, amended in June 2018, which provides certain changes to the current withholding regime, repeals and replaces all other provisions under Circular 698 and amends certain provisions in Public Notice 7. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time. There is little guidance and practical experience as to the application of Public Notice 7 or SAT Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 or SAT Circular 37 and may be required to expend valuable resources to comply with Public Notice 7 or SAT Circular 37 or to establish that we should not be taxed under Public Notice 7 or SAT Circular 37. The PRC tax authorities have the discretion under SAT Circular 59, Public Notice 7 or SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift and alternative minimum tax considerations; the Medicare tax on certain net investment income; or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as nonpassive assets.

In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control the management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate the entity’s results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2021, and we do not expect to be classified as a PFIC in the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our unbooked intangibles (which may depend upon the market value of our ADSs or Class A ordinary shares from time to time, which may be volatile). It is also possible that the IRS may challenge our classification or valuation of our unbooked intangibles or determine that such assets should not be included in the determination of whether we are classified as a PFIC, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years. Recent declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we will not be a PFIC for the current or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares.

The discussion below under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Dividends” and “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Sale or Other Disposition” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Tax—PRC Enterprise Income Tax Law”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or Class A ordinary shares, such holder may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty (the “Treaty”) if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If a U.S. Holder does not elect to claim a foreign tax credit, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Each U.S. Holder should consult its tax advisors regarding the creditability of any PRC tax.

Sale or Other Disposition

Subject to the discussion below under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange gain of RMB0.5 million (US$ 0.1 million) in 2021.

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

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB44.7 million in the value of our U.S. dollar-denominated financial assets at December 31, 2021.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with original maturities of one months to five years. Interest-earning instruments carry a degree of interest rate risk. We have not used any significant derivative financial instruments to manage our interest rate risk exposure. We have not been exposed, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be different from expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2021, we received US$31,833 from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As of December 31, 2021, we have used up the net proceeds from our initial public offering for general corporate purposes.

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

Based upon this evaluation, our management concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted several deficiencies that we believe to be material weaknesses as of December 31, 2019. As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019.

During 2020, we have undertaken the remedial steps to address the material weaknesses in our internal control over financial reporting. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 and 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2020 and 2021. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Audit Committee Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls and Related Matters.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, and its attestation report is set forth as follows

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Tarena International, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Tarena International, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows and the related notes for each of the three years in the period ended December 31, 2021, of the Company, and our report dated April 26, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 26, 2022

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shengwen Rong, an independent director and member of our audit committee, is an audit committee financial expert.

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

	2020	2021

	(RMB in thousands)
Audit Fees(1)	8,334	8,599
Tax Fees(2)	578	207

Notes:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.
(2)	“Tax fees” means the aggregate fees billed or payable for services rendered by independent registered public accounting firm for tax advisory, tax retainer and compliance.

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

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 31, 2021, our board of directors authorized a share repurchase program under which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$2.5 million over the next six months.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2021, in 2021. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2021. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4

Registration Rights Agreement dated as of July 17, 2015, among the Registrant and Talent Fortune Investment Limited (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 20, 2016)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 24, 2020)

4.1

2008 Share Incentive Plan, as amended on November 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2

2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.5

Amended and Restated Exclusive Business Cooperation Agreement dated November 25, 2013, between Tarena Tech and Beijing Tarena (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.6

Spousal consent letter dated November 25, 2013, signed by Ying Sun in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.7

Spousal consent letter dated November 25, 2013, signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.8

Power of Attorney dated July 5, 2016, granted to Tarena Tech by Mr. Shaoyun Han and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.9

Power of Attorney dated July 5, 2016, granted to Tarena Tech by Mr. Jianguang Li and acknowledged by Beijing Tarena (incorporated herein by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.10

Second Amended and Restated Exclusive Option Agreement dated July 5, 2016, among Tarena, Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.11

Second Amended and Restated Exclusive Option Agreement dated July 5, 2016, among Tarena, Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.12

Second Amended and Restated Loan Agreement dated July 5, 2016, between Tarena Tech and Mr. Shaoyun Han in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.13

Second Amended and Restated Loan Agreement dated July 5, 2016, between Tarena Tech and Mr. Jianguang Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.14

Second Amended and Restated Share Pledge Agreement dated July 5, 2016, among Tarena Tech, Mr. Shaoyun Han and Beijing Tarena (incorporated herein by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.15

Second Amended and Restated Share Pledge Agreement dated July 5, 2016, among Tarena Tech, Mr. Jianguang Li and Beijing Tarena (incorporated herein by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-36363), filed with the Securities and Exchange Commission on April 25, 2017)

4.16

Spousal consent letter dated July 5, 2016, signed by Nan Li in connection with Beijing Tarena (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-36363) filed with the SEC on April 24, 2020)

8.1*	List of Subsidiaries and Variable Interest Entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Marcum Bernstein & Pinchuk LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*     Filed herewith.

**   Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tarena International, Inc.

	By:	/s/ Ying Sun
	Name:	Ying Sun
	Title:	Chief Executive Officer

Date: April 26, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tarena International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tarena International, Inc. (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 26, 2022, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Going Concern Assessment

Critical Audit Matter Description

As described in Note 2 to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis, which assumes that the Company will continue as a going concern for a period of at least twelve months from the financial statement issuance date, and accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. For the years ended December 31, 2020 and 2021, the Company has reported net losses of RMB771 million and RMB476 million, respectively. As of December 31, 2021, net current liabilities amounted to RMB2,321 million. These adverse conditions and events, before consideration of management’s plans, raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate the adverse conditions and events include a business plan with projected future cash flows covering the next twelve months from the financial statement issuance date and, if necessary, accessing additional funding through debt financing and the disposition of certain long-lived assets.

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

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	obtaining an understanding, evaluating the design, and testing controls over the Company’s going concern assessment process. For example, we tested controls over management’s review of significant assumptions used in the assessment and the sensitivity analyses over the key inputs to the cash flow forecasts described above;
●	testing the completeness, accuracy, and relevance of underlying data, and evaluating the reasonableness of the assumptions used in the projected future cash flows by considering (i) the Company’s current and past performance, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit;
●	assessing the level of certainty in its ability to access funding;
●	assessing the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position and compared those results to the sensitivity analyses performed by management; and
●	assessing the adequacy of the Company’s going concern disclosures included in Note 2 to the consolidated financial statements.

Realizability of Deferred Tax Assets

Critical Audit Matter Description

As described in Note 11 to the consolidated financial statements, the Company had deferred tax assets of RMB330 million, net of a RMB289 million valuation allowance as of December 31, 2021. The gross deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

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

Impairment on property and equipment and right of use assets

Critical Audit Matter Description

As described in Note 5 and Note 16 to the consolidated financial statements, the carrying amount of the Company’s property and equipment and right of use assets as of December 31, 2021 were RMB299 million and RMB496 million, respectively. The Company tests the property and equipment and right of use assets (the “asset groups”) for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset groups may not be recoverable. The Company's impairment assessment determines whether projected undiscounted future cash flows from operations are sufficient to recover the carrying value of these assets. When the carrying value of these assets exceeds the estimated undiscounted future cash flows over the remaining useful life, a discounted cash flow analysis is performed to measure the impairment loss, if any. During the year ended December 31, 2021, the Company recorded no impairment of property and equipment and right of use assets.

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

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over management’s processes to determine the fair value of asset groups and measure any impairment. This included controls over management’s determination and assessment of the sales growth rates, gross margin ratios and discount rate underlying the fair value calculation;
●	testing the completeness, accuracy, and relevance of underlying data used in the future cash flows and evaluating the reasonableness of the assumptions used by the Company by comparing actual results to the Company’s historical forecasts, and other forecasted financial information prepared by the Company, as well as management’s consideration of current industry and economic trends; and
●	involving valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s valuation methodologies and assessing the significant assumptions used to determine the fair value of the asset groups.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2019.

Beijing, China

April 26, 2022

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2(e)	320,179	423,766	66,498
Time deposits	2(e)	6,257	6,257	982
Restricted cash	2(e)	38,369	255	40
Accounts receivable, net of allowance for doubtful accounts	3	32,790	48,458	7,604
Amounts due from related parties	12	305	839	132
Prepaid expenses and other current assets	4	138,353	139,757	21,931
Total current assets		536,253	619,332	97,187

Time deposits-non current	2(e)	—	123	19
Accounts receivable, net of allowance for doubtful accounts-non current	3	192	90	14
Amounts due from related parties-non current	12	—	683	107
Property and equipment, net	5	464,490	299,441	46,989
Intangible assets, net		13,444	9,906	1,554
Right-of-use assets	16	586,451	495,936	77,823
Goodwill		52,782	52,782	8,283
Long-term investments, net	6	67,592	46,449	7,289
Deferred income tax assets	11	142,220	41,000	6,434
Other non-current assets, net	7	95,825	76,040	11,932
Total assets		1,959,249	1,641,782	257,631

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	8	10,710	30,000	4,708
Accounts payable		10,293	8,914	1,399
Amounts due to related parties		180	554	87
Operating lease liabilities-current	16	199,083	239,937	37,651
Income taxes payable	11	76,817	89,000	13,966
Deferred revenue- current	2(j)	1,980,138	2,008,078	315,111
Accrued expenses and other current liabilities	9	391,904	563,603	88,442
Total current liabilities		2,669,125	2,940,086	461,364

Deferred revenue- non current	2(j)	18,060	16,774	2,632
Operating lease liabilities-non current	16	406,251	272,575	42,773
Other non-current liabilities		5,082	4,767	748
Total liabilities		3,098,518	3,234,202	507,517
Commitments and contingencies	17	—	—	—

Equity:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 55,546,254 and 56,593,157 shares issued, 48,346,384 and 49,393,287 shares outstanding as of December 31, 2020 and 2021, respectively)		349	355	56
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2020 and 2021, respectively)		74	74	12
Treasury shares (7,199,870 and 7,199,870 Class A ordinary shares as of December 31, 2020 and 2021, at cost)	13	(459,815)	(459,815)	(72,155)
Additional paid-in capital		1,324,161	1,347,205	211,406
Accumulated other comprehensive income		49,120	48,699	7,641
Accumulated deficit		(2,045,891)	(2,520,438)	(395,512)
Total equity deficit to the shareholders of Tarena International, Inc.		(1,132,002)	(1,583,920)	(248,552)
Non-controlling interest		(7,267)	(8,500)	(1,334)
Total liabilities and equity		1,959,249	1,641,782	257,631

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		Year Ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Net revenues	10	2,051,354	1,897,883	2,386,520	374,497
Cost of revenues(a)		(1,173,834)	(1,066,842)	(1,201,419)	(188,529)
Gross profit		877,520	831,041	1,185,101	185,968
Selling and marketing expenses(a)		(1,119,698)	(906,337)	(878,130)	(137,798)
General and administrative expenses(a)		(723,306)	(630,618)	(569,985)	(89,443)
Research and development expenses(a)		(132,672)	(100,466)	(106,098)	(16,649)
Operating loss		(1,098,156)	(806,380)	(369,112)	(57,922)
Interest income (expense), net		15,859	(199)	2,335	366
Other income		246	5,201	5,572	875
Foreign currency exchange gains (loss), net		1,614	(4,849)	(518)	(81)
Loss before income taxes		(1,080,437)	(806,227)	(361,723)	(56,762)
Income tax benefit (expense)	11	41,559	35,034	(114,057)	(17,898)
Net loss		(1,038,878)	(771,193)	(475,780)	(74,660)
Less: Net loss attributable to non-controlling interests		(2,792)	(4,550)	(1,233)	(193)
Net loss attributable to Class A and Class B ordinary shareholders		(1,036,086)	(766,643)	(474,547)	(74,467)

Basic loss per Class A and Class B ordinary share	15	(19.41)	(14.11)	(8.43)	(1.32)
Diluted loss per Class A and Class B ordinary share	15	(19.41)	(14.11)	(8.43)	(1.32)

Net loss		(1,038,878)	(771,193)	(475,780)	(74,660)

Other comprehensive income (loss)
Foreign currency translation adjustment		914	(2,266)	(421)	(66)
Comprehensive loss		(1,037,964)	(773,459)	(476,201)	(74,726)
Less: Comprehensive loss attributable to non-controlling interests		(2,792)	(4,550)	(1,233)	(193)
Comprehensive loss attributable to Class A and Class B ordinary shareholders		(1,035,172)	(768,909)	(474,968)	(74,533)

(a) Includes share-based compensation expense as follows (note 14):
Cost of revenues		(983)	(379)	(70)	(11)
Selling and marketing expenses		(6,502)	(1,842)	(2,785)	(437)
General and administrative expenses		(36,719)	(26,242)	(14,840)	(2,329)
Research and development expenses		(14,968)	(7,783)	(1,408)	(221)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of RMB, except for number of shares and per share data)

	Ordinary Shares
	Number of		Number of
	Class A		Class B			Additional	Accumulated Other		Non-
	Ordinary		Ordinary		Treasury	Paid-in	Comprehensive	Accumulated	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Capital	Income (Loss)	deficit	Interest	Equity (deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	52,972,578	331	7,206,059	74	(457,169)	1,222,072	50,472	(243,162)	(975)	571,643
Net loss	—	—	—	—	—	—	—	(1,036,086)	(2,792)	(1,038,878)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	833,956	6	—	—	—	3,329	—	—	—	3,335
Foreign currency translation adjustment	—	—	—	—	—	—	914	—	—	914
Non-controlling interest contribution	—	—	—	—	—	—	—	—	750	750
Share-based compensation	—	—	—	—	—	59,172	—	—	—	59,172
Balance as of December 31, 2019	53,806,534	337	7,206,059	74	(457,169)	1,284,573	51,386	(1,279,248)	(3,017)	(403,064)
Net loss	—	—	—	—	—	—	—	(766,643)	(4,550)	(771,193)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,739,720	12	—	—	—	3,342	—	—	—	3,354
Foreign currency translation adjustment	—	—	—	—	—	—	(2,266)	—	—	(2,266)
Non-controlling interest contribution	—	—	—	—	—	—	—	—	300	300
Share-based compensation	—	—	—	—	—	36,246	—	—	—	36,246
Treasury shares	—	—	—	—	(2,646)	—	—	—	—	(2,646)
Balance as of December 31, 2020	55,546,254	349	7,206,059	74	(459,815)	1,324,161	49,120	(2,045,891)	(7,267)	(1,139,269)
Net loss	—	—	—	—	—	—	—	(474,547)	(1,233)	(475,780)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,046,903	6	—	—	—	3,941	—	—	—	3,947
Foreign currency translation adjustment	—	—	—	—	—	—	(421)	—	—	(421)
Share-based compensation	—	—	—	—	—	19,103	—	—	—	19,103
Balance as of December 31, 2021	56,593,157	355	7,206,059	74	(459,815)	1,347,205	48,699	(2,520,438)	(8,500)	(1,592,420)

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(1,038,878)	(771,193)	(475,780)	(74,660)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	194,806	177,478	125,305	19,663
Amortization of operating lease right-of-use asset	218,314	170,022	250,041	39,236
Bad debt provision	2,251	13,900	5,773	906
Loss on disposal of property and equipment	5,118	3,303	24,669	3,871
Deferred income tax (benefit) expense	(46,037)	(42,431)	101,220	15,884
Share based compensation expense	59,172	36,246	19,103	2,998
Investment (income) loss	(27)	77	(1,375)	(216)
Foreign currency exchange (gain) loss, net	(1,614)	4,849	518	81
Impairment of long-term investments	2,000	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	17,641	(7,779)	(21,339)	(3,349)
Amounts due from related parties	(54)	(252)	(1,217)	(191)
Prepaid expenses and other current assets	19,760	(1,511)	18,124	2,844
Other non-current assets	(4,616)	14,549	13,887	2,179
Accounts payable	55	821	(156)	(24)
Amounts due to related parties	(634)	(58)	374	59
Income taxes payable	(2,176)	7,146	12,183	1,912
Deferred revenue	755,951	412,228	26,654	4,183
Accrued expenses and other current liabilities	29,086	2,289	163,292	25,624
Operating lease liabilities	(241,266)	(128,186)	(252,351)	(39,599)
Other non-current liabilities	(582)	(319)	(315)	(49)
Net cash (used in) provided by operating activities	(31,730)	(108,821)	8,610	1,352

Investing activities:
Purchase of property and equipment and intangible assets	(161,275)	(79,414)	(67,694)	(10,623)
Proceeds from disposal of property and equipment	10,144	7,909	85,083	13,351
Purchase of long-term investments	(3,000)	(4,000)	—	—
Proceeds from disposal of a long-term investment	—	—	9,500	1,491
Purchase of time deposits	(341,722)	(94,426)	(50,129)	(7,866)
Proceeds from maturity of time deposits	419,777	171,660	50,000	7,846
Issuance of loans to employees	(12,042)	(8,782)	(402)	(63)
Proceeds from repayment of loans to employees	36,901	6,396	7,335	1,151
Net cash (used in) provided by investing activities	(51,217)	(657)	33,693	5,287

Financing activities:
Proceeds from bank borrowing	89,162	10,710	30,000	4,708
Contribution from non-controlling entities	750	300	—	—
Repayment of bank borrowings	(13,792)	(89,162)	(10,710)	(1,681)
Collection of loan from a related party	—	6,499	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	3,335	3,354	3,947	619
Repurchase of treasury shares	(5,058)	—	—	—
Net cash provided by (used in) financing activities	74,397	(68,299)	23,237	3,646

Changes in cash, cash equivalents and restricted cash	(8,550)	(177,777)	65,540	10,285
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	567	(1,376)	(67)	(11)
Net change in cash, cash equivalents and restricted cash	(7,983)	(179,153)	65,473	10,274

Cash, cash equivalents and restricted cash at beginning of year	545,684	537,701	358,548	56,264

Cash, cash equivalents and restricted cash at end of year	537,701	358,548	424,021	66,538

Supplemental disclosure of cash flow information:
Income taxes paid	6,654	615	654	103
Interest paid	419	4,954	463	73
Non-cash investing and financing activities:
Accrual for purchase of equipment	16,272	9,180	7,957	1,249
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	432,898	484,202	185,875	29,168

The accompanying notes are an integral part of these consolidated financial statements.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1     DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a)   Description of business

Tarena International, Inc. (“Tarena International”), through its wholly-owned subsidiaries and consolidated variable interest entities or VIEs (collectively referred to hereinafter as the “Company”), is principally engaged in providing professional education services including professional information technology (“IT”) training courses and non-IT training courses across the People’s Republic of China (“PRC”). The Company is also engaged mainly in providing IT training courses for students aged between three and eighteen. All of the Company’s operations are located in the PRC with nearly all of its customers located in the PRC.

(b)   Organization

Tarena International is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Shaoyun Han (“Mr. Han”), the founder and former chief executive officer of the Company, and five other individuals. Tarena International is the parent company of a number of wholly-owned subsidiaries that are engaged in the provision of educational products and services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”), and its subsidiaries, in order to comply with PRC laws and regulations which restricted foreign investments in companies that were engaged in education products and services. Pursuant to the VIE Agreement as described below, Tarena International has effective financial control over Beijing Tarena and its initial capital funding was provided by Tarena Technologies Inc., (a wholly-owned subsidiary of Tarena International or the “WFOE”, formerly known as Beijing Tarena Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Beijing Tarena and its subsidiaries primarily consists of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers.

All of the equity interests of Beijing Tarena are legally held by Mr. Han and Mr. Jianguang Li (“Mr. Li”), a director of Tarena International. Both individuals are nominee equity holders of Beijing Tarena and holding their equity interests on behalf of Tarena International. Through a series of contractual agreements and arrangements (the “VIE Agreement”), among Tarena International, WFOE, Beijing Tarena and its nominee equity holders, the nominee equity holders of Beijing Tarena have granted all their legal rights including voting rights and disposition rights of their equity interests in Beijing Tarena to Tarena International. The nominee equity holders of Beijing Tarena do not participate significantly in income and loss and do not have the power to direct the activities of Beijing Tarena that most significantly impact its economic performance. Accordingly, Beijing Tarena and its subsidiaries are considered as VIEs.

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

(b)   Organization (Continued)

Under the terms of the VIE Agreement, Tarena International has (i) the right to receive economic benefits that could potentially be significant to Beijing Tarena in the form of service fees under the exclusive business cooperation agreements; (ii) the right to receive all dividends declared by Beijing Tarena and the right to all undistributed earnings of Beijing Tarena; and (iii) the right to receive the residual benefits of Beijing Tarena through its exclusive option to acquire 100% of the equity interests in Beijing Tarena, to the extent permitted under PRC law. Accordingly, Tarena International is the primary beneficiary of Beijing Tarena and the financial statements of Beijing Tarena and its subsidiaries are consolidated in Tarena International’s consolidated financial statements.

Under the terms of the VIE Agreement, Beijing Tarena’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to Tarena International. All of the equity (net assets) and net income of Beijing Tarena are attributed to Tarena International.

The key terms of the VIE Agreement are as follows:

Loan Agreements: The WFOE provided RMB6,000 loans in aggregate to Beijing Tarena’ nominee equity holders for the sole purpose of their contribution of Beijing Tarena’ registered capital. The nominee equity holders of Beijing Tarena can only repay the loans by transferring all of their legal equity interest in Beijing Tarena to the WFOE or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equity holder of Beijing Tarena transfers his equity interests in Beijing Tarena to Tarena International or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the PRC law. The initial term of the loans, which will be expired in 2026, can be extended with the written notice of both the WFOE and Beijing Tarena before expiration.

Exclusive Option Agreements: Each of the nominee equity holders irrevocably granted Tarena International, Inc. or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Beijing Tarena. In addition, Tarena International has the option to acquire the equity interests of Beijing Tarena for a specified price equal to the loan provided by the WFOE to the nominee equity holders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Without Tarena International’s prior written consent, the nominee equity holders shall not sell, transfer, mortgage, or otherwise dispose of any equity interests in Beijing Tarena. These agreements will remain effective until all equity interests held in Beijing Tarena by the nominee equity holders are transferred or assigned to Tarena International or its designated representatives.

Exclusive Business Cooperation Agreement: The WFOE has the exclusive right to provide, among other things, technical support, business support and related consulting services to Beijing Tarena and Beijing Tarena agrees to accept all the consultation and services provided by the WFOE. Without the WFOE’s prior written consent, Beijing Tarena is prohibited from engaging any third party to provide any of the services under this agreement. In addition, the WFOE exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing Tarena agrees to pay a monthly service fee to the WFOE at an amount determined solely by the WFOE after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the WFOE’s employees providing services to Beijing Tarena, the value of services provided, the market price of comparable services and the operating conditions of Beijing Tarena. Furthermore, to the extent permitted under the PRC law, the WFOE agrees to provide financial support to Beijing Tarena. The term of the agreement will remain effective unless the WFOE terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing Tarena or the WFOE to renew its respective business license upon expiration. Beijing Tarena is not permitted to terminate this agreement in any event unless required by applicable laws.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1     DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

Power of Attorney: Each nominee equity holder of Beijing Tarena appointed the WFOE as the attorney-in-fact to act on all matters pertaining to Beijing Tarena and to exercise all of his rights as an equity holder of Beijing Tarena, including but not limited to attend shareholders’ meetings, vote on his behalf on all matters of Beijing Tarena requiring shareholders’ approval under PRC laws and regulations and the articles of association of Beijing Tarena, designate and appoint directors and senior management members. The WFOE may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the nominee equity holders of Beijing Tarena. Each power of attorney will remain effective until the nominee equity holder ceases to hold any equity interest in Beijing Tarena.

Equity Interest Pledge Agreements: Pursuant to the equity interest pledge agreements, Beijing Tarena’s nominee equity holders pledged all of their equity interests in Beijing Tarena to the WFOE to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to the WFOE. If Beijing Tarena or any of Beijing Tarena’ nominee equity holders breaches its contractual obligations under the contractual arrangements, the WFOE, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Tarena in accordance with legal procedures. The WFOE has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, the WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with the relevant local administration for industry and commerce in December 2013 and April 2017 and will remain binding until Beijing Tarena and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of Beijing Tarena in good faith.

Tarena International relies on the VIE Agreement to operate and control the Beijing Tarena. However, these contractual arrangements may not be as effective as direct equity ownership in providing Tarena International with control over Beijing Tarena. Any failure by Beijing Tarena or the nominee equity holders to perform their obligations under the VIE Agreement would have a material adverse effect on the consolidated financial position and consolidated financial performance of the Company. All the VIE Agreement is governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Tarena International’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreement was found to be in violation of any existing or future PRC laws and regulations, Tarena International may be subject to fines or other legal or administrative sanctions.

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

The equity interests of Beijing Tarena are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of Tarena International. Mr. Han and Mr. Li each holds 67.2% and 0.2% of the total voting rights of Tarena International as of December 31, 2021, respectively, assuming the exercise of all outstanding options held by Mr. Han and Mr. Li as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that Tarena International could exercise the purchase option under the exclusive option agreements with the nominee equity holders to request them to transfer all of their equity ownership in Beijing Tarena to a PRC entity or individual designated by Tarena International. The Company relies on the nominee equity holders, who are both Tarena International’s directors and who owe a fiduciary duty to Tarena International, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of Tarena International and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Beijing Tarena, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

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

The assets and liabilities of Beijing Tarena and its subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2020 and 2021 are as follows:

	December 31,
	2020	2021
	RMB	RMB
Cash	1,332	8,204
Amounts due from Tarena International and its wholly-owned subsidiaries	113,021	141,104
Amounts due from a related party	4	4
Prepaid expenses and other current assets	4,476	27,435
Total current assets	118,833	176,747

Property and equipment, net	1,552	2,801
Long term investments, net	48,380	29,880
Right-of-use assets	5,540	11,108
Other non-current assets	539	1,057
Total assets	174,844	221,593

Accounts payable	8,610	320
Deferred revenue-current	138,529	167,224
Operating lease liabilities-current	3,377	3,949
Income taxes payable	2,045	2,045
Accrued expenses and other current liabilities	3,576	22,344
Amounts due to Tarena International and its wholly-owned subsidiaries	31,405	56,052
Total current liabilities	187,542	251,934

Deferred revenue-non current	133	134
Operating lease liabilities-non current	1,536	5,953
Other non-current liabilities	122	122
Total liabilities	189,333	258,143

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

The financial performance and cash flows of Beijing Tarena and its subsidiaries that were included in the accompanying consolidated financial statements before elimination of intercompany balances and transactions between the parent company, non-VIE subsidiaries, VIEs and VIEs’ subsidiaries for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	32,013	127,043	140,541
Net (loss) income	(37,565)	32,869	(39,072)
Net cash provided by operating activities	36,902	112,106	10,308
Net cash used in investing activities	(34,226)	—	—
Net cash used in financing activities	(3,841)	(110,985)	(3,437)

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

During the periods presented, Tarena International and its wholly-owned subsidiaries provided financial support to Beijing Tarena that it was not previously contractually required to provide in the form of advances. To the extent Beijing Tarena requires financial support, pursuant to the exclusive business cooperation agreement, the WFOE may, at its option and to the extent permitted under the PRC law, provide such support to Beijing Tarena through loans to Beijing Tarena’s nominee equity holders or entrustment loans to Beijing Tarena.

(c)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of RMB6.3726, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)   Significant concentrations and risks

Revenue concentration

A substantial portion of the Company’s total net revenues were generated from Childhood & adolescent Robotics Programming, Childhood & adolescent Computer Programming, Java, and Digital Arts courses. The percentages of the Company’s total net revenues from Childhood & adolescent Robotics Programming, Childhood & adolescent Computer Programming, Java, and Digital Arts courses are as follows:

	Year Ended December 31,
	2019	2020	2021
Childhood & adolescent Robotics Programming	9.3%	15.7%	27.9%
Childhood & adolescent Computer Programming	12.8%	20.6%	19.4%
Java	19.0%	13.8%	11.8%
Digital Arts	22.9%	16.8%	11.0%
Total	64.0%	66.9%	70.1%

The Company expects net revenues from these four training courses to continue to represent a majority portion of its total net revenues in the future. Negative factors that adversely affect net revenues generated by these four training courses will have a material adverse effect on the Company’s business, financial condition and results of operations. There were no other courses that represented net revenues greater than 10% of total net revenues.

The portion of the Company’s adult students financed their tuition fees through the loans offered to them by financial service providers, including Baidu Small Loan Co., Ltd., Bank of China Consumer Finance Co., Ltd., Shanghai Shimiao Financial Information Service Co., Ltd. (formerly known as “Beijing Ronglian Shiji Information Technology Co., Ltd.”) and Beijing Youfei Jinxin Digital Technology Co., Ltd. during the 3-year periods ended December 31, 2021 has decreased significantly. The Company expects the number of students financed by these financial service providers to represent a minor portion of its total students in the future. Therefore, negative factors that adversely affect these financial service providers will have no material adverse effect on the Company’s business, financial condition and results of operations.

Geographic concentration

The percentages of the Company’s total net revenues generated from its business operations in Beijing are 13.8%, 17.2% and 16.2% for the years ended December 31, 2019, 2020 and 2021, respectively, and in Hangzhou are 18.8%, 13.9% and 11.1% for the years ended December 31, 2019, 2020 and 2021, respectively.

The Company expects revenues derived from its business operations in Beijing and Hangzhou to continue to be greater than 10% of total net revenues in the future. Negative factors that adversely affect its business operations in Beijing or Hangzhou will have a material adverse effect on the Company’s business, financial condition and results of operations.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of consolidation

The consolidated financial statements include the financial statements of Tarena International, its wholly-owned subsidiaries, and VIEs which Tarena International is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)   Liquidity condition and going concern

The Company incurred net losses from operations of RMB1,039 million, RMB771 million and RMB476 million for the years ended December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019 and 2020, the Company generated net cash outflows from operating activities amounting to RMB32 million and RMB109 million, respectively. For the year ended December 31, 2021, the Company generated net cash inflow from operating activities amounting to RMB9 million. As of December 31, 2021, the Company’s net current liability was RMB2,321 million. The Company’s cash balance as of December 31, 2021 is not sufficient to meet its cash obligations or liabilities when they become due over the next twelve months from the date of issuance of the consolidated financial statements. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses in the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Company’s deferred revenue, which amounted to RMB2,025 million as of December 31, 2021, does not represent potential cash outflows in the future but is expected to be recognized in revenues in the end.

These adverse conditions and events indicate there could be substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level by offering online courses to all students, implementing comprehensive budget control and operation assessment, implementing enhanced vendor review and selection processes as well as enhancing internal controls on payable management, creating synergy of the Company’s resources and improving cash inflow by debt financing and the sale of properties. As of the date of issuance of the consolidated financial statements, the Company has two unused lines of credit of RMB200 million and RMB3 million with expiration dates June 2022 and February 2023, respectively. The Company could enter into loan contracts under the lines of credit up to their expiration dates and agree to a loan term of up to twelve months. Besides, the Company’s office building, which locates in Beijing, with a carrying value of approximately RMB95 million as of December 31, 2021, has been pledged for the Company’s short-term bank loans amounting to RMB30 million (see note 8). The office building is available for sale for future operating fund shortage after repayment of borrowing and release mortgage. Given the considerable gross margin ratio of its operations, the balance of deferred revenue mentioned above and the two available funding sources mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s consolidated financial statements on going concern basis.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)   Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include goodwill impairment and long term investments, the allowance for credit losses of accounts receivable, amounts due from related parties, prepaid expenses and other current assets and other non-current assets, the realizability of deferred income tax assets, the accruals for other contingencies, the useful lives and the recoverability of the carrying amounts of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

(d)   Foreign currency

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

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)   Cash, cash equivalents, restricted cash and time deposits

Cash consists of cash in bank and deposits placed in third party payment processors of Alipay, Wechat wallet and Baidu wallet, which are unrestricted as to withdrawal. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased.

Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. Time deposits which mature over one year as of the balance sheet date are included in non-current assets.

As of December 31, 2020, restricted cash was the cash received from one financial service provider in relation to a tuition fee loan arrangement offered to younger aged students. The restricted cash would be released to cash along with the service provided to the students. The Company has terminated this loan arrangement with the financial service provider in 2021.

Cash, cash equivalents, time deposits and restricted cash maintained at financial institutions consist of the following:

	December 31,
	2020	2021
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	278,789	405,296
US dollar denominated bank deposits with financial institutions in the PRC	81,283	1,234
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	793	22,001
HK dollar denominated bank deposits with financial institutions in HK SAR	50	64
RMB denominated bank deposits with a financial institution in HK SAR	2,022	409
US dollar denominated bank deposits with a financial institution in the U.S.	117	229
TWD denominated bank deposits with a financial institution in Taiwan	579	1,035
CAD denominated bank deposits with a financial institution in Canada	1,172	133
Total	364,805	430,401

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

Accounts receivable primarily represent tuition fees due from students, universities and colleges and financial service providers. Accounts receivable which are due over one year as of the balance sheet date are presented as non-current assets. The unearned interest on accounts receivable which are due over one year is reported in the consolidated balance sheets as a direct deduction from the principal amount of accounts receivable. The Company maintains an allowance for credit losses for estimated losses resulting from the inability of its students, universities and colleges or financial service providers to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the financial condition, the accounts receivable aging, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326. Accounts receivable that are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

(g)   Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of property and equipment is as follows:

Office buildings	45 years
Furniture	5 years
Office equipment	3 to 5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed of and proceeds realized thereon. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

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

The Company performs the annual goodwill impairment assessment using qualitative and quantitative impairment test on September 30 and no goodwill impairment has been identified.

(i)   Long-term investments

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

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)   Long-term investments (Continued)

●	Equity method investments

For an investee company over which the Company has the ability to exercise significant influence, but does not have a controlling interest, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%.

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

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) at rates ranging between 3% and 13%, and surcharges. VAT to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Tuition revenue

The Company provides IT and non-IT related training courses to both adult professional education and childhood & adolescent quality education services. The Company also cooperate with universities and colleges in China to offer joint-major degree programs in accordance with the higher education reform policies of each province. The Company integrates its selected courses into universities and colleges’ standard undergraduate curriculum for students enrolled in such joint-major programs. Students can attend part of the courses in our established on-campus learning sites and part of the courses at the Company’s learning centers.

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

AI and software development revenue

The Company provides AI and software development service to universities and colleges. The Company is responsible for the installation, debugging and development of AI software.

The Company is the principal to end customers. The Company acts as the principal in providing the AI and software development service to universities and colleges and recognizes revenue on gross basis because the Company is able to determine the price, acts as the main obligor in the arrangement, and, is responsible for fulfilling the services ordered by the universities and colleges. Cash received before inspection and acceptance is recorded as deferred revenue.

Each contract of AI and software development service is accounted for as a single performance obligation which is satisfied at a point in time. The performance obligation is satisfied when the AI and software development service are inspected and accepted, then AI and software development service revenue is recognized.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   Revenue recognition (Continued)

Loan referral service revenue

The Company promotes loan products of financial service providers to its adult students, who need financial assistance for the payment of their tuition fees, in exchange for a referral fee generally at a rate of the principal amount of the loans. Each contract of loan referral service is accounted for as a single performance obligation which is satisfied at a point in time.

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

Contract liability

The Company does not have amounts of contract assets since the Company transfers the promised services to customers and have the billing right or after the customers pay consideration.

The contract liabilities consist of deferred revenue, which represent the Company has received consideration but has not satisfied the related performance obligations. The revenue recognized for years ended December 31, 2020 and 2021 that was previously included in the deferred revenue balances as of December 31, 2019 and December 31, 2020 was RMB905,867 and RMB1,221,729, respectively.

The Company’s deferred revenue amounted to RMB1,998,198 and RMB2,024,852 as of December 31, 2020 and 2021, respectively. Starting from the second half of year 2019, the Company has entered into contracts that have an original expected length of more than one year with certain students. The remaining performance obligations of these contracts are as following:

	For the years ending December 31,
	2022	2023	Total
	RMB	RMB	RMB
Revenue expected to be recognized on these contracts	3,133	17,200	20,333

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

(l)  Guarantee liabilities

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

(m)   Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising costs were RMB416,814, RMB297,484 and RMB229,571 for the years ended December 31, 2019, 2020 and 2021, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Operating leases

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

(o)   Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive loss when the grant becomes receivable. Government grants of RMB1,665, RMB4,735 and RMB3,760 were recognized and included in other income for the years ended December 31, 2019, 2020 and 2021, respectively.

(p)   Research and development costs

Research and development costs are expensed as incurred.

(q)   Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 20.7% to 51.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive loss when the related service is provided. For the years ended December 31, 2019, 2020 and 2021, the costs of the Company’s obligations to the defined contribution plans amounted to RMB143,438, RMB53,750, and RMB133,012, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Income taxes

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

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. For the year ended December 31, 2021, there were no uncertain tax positions and the Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months.

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

(u)   Loss per share

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

Diluted loss per share is calculated by dividing net loss attributable to Tarena International’s Class A and Class B ordinary shareholders as adjusted for the effect of dilutive Class A and Class B ordinary share equivalents, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary share equivalents outstanding during the year. Class A and Class B ordinary share equivalents include the Class A and Class B ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted loss per Class A and Class B ordinary share if the impact is anti-dilutive. If there is a loss from continuing operations, diluted earnings per share (“EPS”) would be computed in the same manner as basic EPS is computed, even if an entity has net income after adjusting for a discontinued operation or an extraordinary item.

(v)   Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making decisions about the allocation of resources to and the assessment of the performance of the segments of the Company. Management has determined that the Company has two operating segments, which is the Adult Professional Education segment and Childhood & adolescent Quality Education Services segment. The majority of the Company’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

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

Fair value measurements on a recurring basis

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, short-term bank loans, accrued expenses and other current liabilities as of December 31, 2020 and 2021 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2020 and 2021 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

Fair value measurements on a non-recurring basis

The Company measures certain financial assets, including the long-term investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as property and equipment, intangible assets, right-of-use assets and goodwill, would be measured at fair value only if they were determined to be impaired.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)   Recently issued accounting standards

In February 2021, the FASB issued ASU No. 2021-10, Franchisors—Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance. The amendments in this Update require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. If an entity has already adopted Topic 606, the amendments in this The amendments in this Update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

Recently issued ASUs by the FASB, except for the ASU mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3     ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31,
	2020	2021
	RMB	RMB
Accounts receivable:
Gross	43,191	64,596
Unearned interest	(995)	(1,061)
Total accounts receivable	42,196	63,535
Less: allowance for credit losses	9,214	14,987
Accounts receivable, net	32,982	48,548

The classification of accounts receivable is as follows:

	December 31,
	2020	2021
	RMB	RMB
Accounts receivable – current portion	32,790	48,458
Accounts receivable – non-current portion	192	90
Total accounts receivable, net	32,982	48,548

The movements of the allowance for doubtful accounts are as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	—	2,251	9,214
Additions charged to bad debt expense	2,251	6,963	5,773
Balance at the end of the year	2,251	9,214	14,987

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

4     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2020	2021
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid deposits	(a)	25,238	24,518
Loans made to employees	(b)	20,421	20,584
Prepaid value-added tax		40,352	18,350
Professional fee		11,169	18,244
Prepaid rental expenses		12,304	15,669
Long-term investment disposal receivable		—	13,000
Inventory		4,626	5,870
Prepaid advertising expenses		7,656	2,654
Others		16,587	20,868
Total prepaid expenses and other current assets		138,353	139,757

(a)	It mainly included prepaid advertising deposits.
(b)	The Company provides short-term interest-free loans to employees for their purchase of residence or other personal needs.

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2020	2021
	RMB	RMB
Office buildings	285,867	169,761
Furniture	48,253	43,061
Office equipment	409,682	393,561
Leasehold improvements	243,407	247,652
Total property and equipment	987,209	854,035
Less: accumulated depreciation	522,719	554,594
Property and equipment, net	464,490	299,441

The office building with a carrying value of RMB95,291 as of December 31, 2021 has been pledged for the Company’s short-term bank loans (see note 8).

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	150,188	132,898	93,503
Selling and marketing expenses	19,303	18,137	11,999
General and administrative expenses	22,314	18,867	15,345
Research and development expenses	733	1,354	913
Total	192,538	171,256	121,760

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

6     LONG-TERM INVESTMENTS, NET

Long-term investments consist of the following:

		December 31,
		2020	2021
		RMB	RMB
Equity investments without readily determinable fair values
A company providing mechanic training	(a)	12,000	12,000
A company providing intelligent robot products	(b)	24,000	—
A company providing information sharing IT platform	(c)	22,500	—
Other equity investments without readily determinable fair values	(d)	30,880	17,880
Impairment of equity investments without readily determinable fair values		(37,000)	—
Total equity investments without readily determinable fair values, net		52,380	29,880
Equity method investments
Companies providing hockey program management		2,132	2,079
A company providing Internet product solutions	(e)	13,604	15,014
Impairment of equity method investments		(524)	(524)
Total equity method investments, net		15,212	16,569
Available-for-sale investment	(f)	15,000	—
Impairment of available-for-sale investments	(f)	(15,000)	—
Total available-for-sale investment, net		—	—
Total long-term investments, net		67,592	46,449

(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanic in vehicle maintenance and repair. No impairment loss was recognized as of December 31, 2020 and 2021, and for the years then ended.
(b)	In May 2017, the Company paid RMB24,000 in cash to acquire 6% of the total equity interest in a company, which provides intelligent robot product. Based on the fact that the business conditions of this investee deteriorated, the Company recognized impairment loss of RMB24,000 for the year ended December 31, 2018, and with an impairment balance of RMB24,000 as of December 31, 2020, which has been written off during the year of 2021.
(c)	In July 2017, the Company paid RMB22,500 in cash to acquire 15% of the total equity interest in a company, which provides an information sharing IT platform. In November 2021, the Company sold 15% of the total equity interest by a price of RMB22,500. The consideration of RMB9,500 was collected as of December 31, 2021, and the remaining consideration of RMB13,000 was recorded as prepaid and other current asset, which was collected in January 2022. No impairment loss was recognized as of December 31, 2020.
(d)	During the years ended December 31, 2018 and 2019, the Company acquired minority equity interests in several third-party companies. The Company recognized no impairment loss for the years ended December 31, 2020 and 2021, respectively, and with an impairment balance of RMB13,000 as of December 31, 2020, which has been written off during the year of 2021.
(e)	In January 2018, the Company paid RMB14,000 in cash to acquire 20% of equity interest of a company which provides IT consulting services and programming and accounted for the investment using equity method. No impairment loss was recognized as of December 31, 2020 and 2021, and for the years then ended.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

6     LONG-TERM INVESTMENTS, NET (CONTINUED)

(f)	In October 2016, the Company paid RMB10,000 in cash to acquire 13.9% equity interest in a private company, which provides employment course trainings and recruitment services. In December 2016, the fair value of this investment increased to RMB15,000. However, as it was found that the investee provided overstated financial statements to the new investors during the private placement in 2017 and lost in a lawsuit sued by one of the shareholders. Accordingly, the Company determined it to be fully impaired in 2017. The Company recognized no impairment loss for the years ended December 31, 2020 and 2021, respectively, and with an impairment balance of RMB15,000 as of December 31, 2020, which has been written off during the year of 2021.

7     OTHER NON-CURRENT ASSETS, NET

Other non-current assets consist of the following:

		December 31,
		2020	2021
		RMB	RMB
Other non-current assets:
Rent and property management deposits		51,786	48,531
Loans made to employees	(a)	30,284	16,825
Prepayment for equipment and leasehold improvement		10,276	8,443
Others		3,479	2,241
Total other non-current assets, net		95,825	76,040

(a)	Starting from 2016, the Company began to provide five-year loans with annual interest rates within a range from 3.325% to 5.0% to the employees for their purchase of houses. Some employees’ loans are pledged by their share options. The interest was paid monthly and the principal was repaid upon maturity.

8     SHORT-TERM BANK LOANS

As of December 31, 2020, the Company has drawn RMB10,710, which will mature in 12 months from the drawdown date. The applicable interest rate for the loan is 5.3% per annum. The loan was subsequently repaid in February 2021.

On August 7, 2021, the company signed a credit extension contract with the China Merchants Bank. The carrying value of office buildings pledged for the borrowing was RMB95,291. As of December 31, 2021, the Company has drawn RMB30,000, which will mature during the period from August 2022 to November 2022 and the annual interest rate is 5.3%.

Interest expenses of the loans were RMB565, RMB5,047 and RMB322 for the years ended December 31, 2019, 2020 and 2021, respectively.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

9     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		December 31,
		2020	2021
		RMB	RMB
Accrued payroll and employee benefits		194,862	201,657
Refund liability		71,843	147,210
Recharge card	(a)	10,970	76,060
Professional service fee		30,165	41,276
VAT and other tax payables		9,535	18,513
Payable for advertisement		23,287	18,231
Guarantee liability		5,808	9,744
Rental fee		11,153	7,414
Others		34,281	43,498
Total		391,904	563,603

(a)	Recharge card is the amount that customers paid in advance without desginated enrollment contract for childhood & adolescent quality education training courses.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

10   NET REVENUES

(a)   Net revenues recognized under ASC Topic 606 for the years ended December 31, 2019, 2020 and 2021 consist of the following:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Tuition fee	1,877,242	1,786,230	2,281,098
Certification service fee	75,403	41,961	60,892
Loan referral service fee	19,939	7,801	6,332
Others	42,786	53,135	37,383
Business taxes and surcharges	(11,205)	(4,252)	(7,070)
Total net revenues	2,004,165	1,884,875	2,378,635

Others mainly include AI and software development revenues, franchise fee and miscellaneous revenues.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred at a point in time	138,128	102,897	104,607
Services transferred over time	1,866,037	1,781,978	2,274,028
Total net revenues	2,004,165	1,884,875	2,378,635

(b)   Net revenues recognized under ASC Topic 460 for the years ended December 31, 2019, 2020 and 2021 consist of the following:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Guarantee service	47,189	13,008	7,885

11   INCOME TAXES

Under the current laws of the Cayman Islands, Tarena International is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2021, Tarena HK did not have any assessable profits arising in or derived from HK SAR. Tarena International’s PRC subsidiaries and consolidated VIE and the subsidiaries of the VIE file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

Under the CIT Law, entities that qualify as “High and New Technology Enterprise” (“HNTE”) are entitled to a preferential income tax rate of 15%. In 2015, the WFOE renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from January 1, 2015 to December 31, 2017. In 2018, the WFOE renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15%from January 1, 2018 to December 31, 2020. In 2021, the WFOE renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from January 1, 2021 to December 31, 2023.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11   INCOME TAXES (CONTINUED)

One of the Chinese subsidiaries of the Company was established in 2013 and qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a two-year full exemption followed by a three-year 50% exemption, commencing from 2014 in which its taxable income is greater than zero. As a result, its income tax rate for the years ended December 31, 2018 was 12.5%. For the year ended December 2019, the tax holiday expired and the income tax rate was 25%. In 2020, the entity was qualified as “High and New Technology Enterprise” (“HNTE”). And its income tax rate is 15%for the years ended December 31, 2020, 2021 and 2022.

In 2016, another Chinese subsidiary of the Company was qualified as an eligible software enterprise, and was entitled to a tax holiday of a two-year full exemption followed by a three-year 50%exemption, commencing from the year in which its taxable income is greater than zero. As a result, the income tax rate of this Chinese subsidiary for the year ended December 31, 2017 was nil, and for the years ended December 31, 2018, 2019 and 2020 was 12.5%. In December 2019, the entity was qualified as “High and New Technology Enterprise” (“HNTE”), which has a valid term of three years, thus its income tax rate was 15% in 2021.

Certain Tarena International’s subsidiaries and branches in China have been qualified as “Small Profit Enterprises” since 2017 and 2018, and therefore are entitled to enjoy a preferential income tax rate of 20% on 50% of the assessable profit before tax. From January 1, 2019, to December 31, 2020, 25% of the first RMB1.0 million of the assessable profit before tax is subject to preferentail tax rate of 20%, and the 50% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to preferential tax rate of 20%. From January 1, 2021 to December 31, 2021, 12.5% of the first RMB1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to preferential tax rate of 20%.

In 2017, one of the Chinese subsidiaries of the Company was established in Horgus and qualified to be entitled to a special tax holiday that from the tax year of the first operating income, the subsidiary would be exempted from enterprise income tax for five years. As a result, the income tax rate of this Chinese subsidiary for the years ended December 31, 2019, 2020 and 2021 was nil.

Since the Company wound up some PRC subsidiaries for the year ended December 31, 2021, deferred tax assets consisting mainly of net operating loss carryforwards will no longer be utilizable in the future due to their cancellation. As a result, these deferred tax assets of RMB712 along with related full valuation allowance provided from prior years were written-off by the management as of December 31, 2021.

The components of loss before income taxes are as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC	(986,464)	(739,036)	(342,944)
Hong Kong	(876)	(8,280)	(1,751)
Cayman Islands	(87,470)	(54,913)	(13,562)
Taiwan	(2,292)	(1,549)	(1,905)
Canada	(3,335)	(2,449)	(1,561)
Total loss before income taxes	(1,080,437)	(806,227)	(361,723)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11   INCOME TAXES (CONTINUED)

Income tax benefit (expense) consists of the following:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense	(4,478)	(7,397)	(12,837)
Deferred income tax benefit (expense)	46,037	42,431	(101,220)
Total	41,559	35,034	(114,057)

The actual income tax expense reported in the consolidated statements of comprehensive loss for each of the years ended December 31, 2019, 2020 and 2021 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2019	2020	2021
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Impact of different tax rates in other jurisdictions	(2.1)%	(1.8)%	(1.1)%
Research and development bonus deduction	0.8%	2.0%	3.4%
Non-deductible expenses	(1.3)%	(1.6)%	(2.0)%
Preferential tax rates	(10.8)%	(11.2)%	(9.5)%
Change of tax rates	(2.2)%	(2.9)%	(5.5)%
Change in valuation allowance	(5.6)%	(5.2)%	(41.8)%
Actual income tax expense	3.8%	4.3%	(31.5)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2020	2021
	RMB	RMB
Deferred income tax assets:
Impairment of long-term investments	11,750	11,750
Tax loss carry forwards	253,796	281,813
Advertising expense	19,805	30,955
Others	3,240	5,326
Total deferred income tax assets	288,591	329,844
Valuation allowance	(146,371)	(288,844)
Deferred income tax assets, net	142,220	41,000
Deferred income tax liabilities:
Valuation appreciation of intangible assets	1,384	1,067
Deferred income tax liabilities*	1,384	1,067

* Deferred income tax liabilities are combined in other non-current liabilities.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11   INCOME TAXES (CONTINUED)

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	169,543	139,177	146,371
Additions of valuation allowance	63,309	46,755	168,163
Reduction of valuation allowance	(2,553)	(4,643)	(16,940)
Change of tax rates	(71,090)	(30,671)	(8,038)
Change of decrease related to subsidiary disposals and expiration	(20,032)	(4,247)	(712)
Balance at the end of the year	139,177	146,371	288,844

The valuation allowance as of December 31, 2020 and 2021 was primarily provided for the deferred income tax assets of certain Tarena International’s PRC subsidiaries, consolidated VIE, and the subsidiaries of the VIE, which were at cumulative loss positions. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management has considered projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2021, the Company had tax losses carryforwards of RMB2,744,973, including which from Hong Kong subsidiary of RMB8,776 that does not have an expiring date. Tax losses of RMB24,847, RMB333,740, RMB884,403, RMB818,369, and RMB674,838 will expire, if unused, by 2022, 2023, 2024, 2025 and 2026, respectively.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. The Company did not distribute any dividend for the years ended December 31, 2020 and 2021.

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

12   RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company has major transactions with:

(1)	Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”), a company wholly owned by Mr. Shaoyun Han (“Mr. Han”), the founder, chairman of our board of directors and former chief executive officer of the Company.
(2)	Xi’an Beilin District Bolton vocational skill training school (“Bolton School”), a company controlled by Mr. Han’s brother-in-law.
(3)	Ningxia Tarena Technology Co., Ltd (“Ningxia Company”), a company wholly owned by Ms.Han Liping, a sister of Mr. Han.
(4)	Beijing Huimoer Technology Co., Ltd (“Beijing Huimoer”), a company provides IT consulting services and programming, which is 20% owned by the Company since January 2018.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12   RELATED PARTY TRANSACTIONS (CONTINUED)

(5)	Ms. Han Lijuan, a sister of Mr. Han.

The Company mainly had the following balances and transactions with related parties:

Related party balances

		December 31,
		2020	2021
		RMB	RMB
Amounts due from related parties
Ningxia Company	(i)	204	202
Others		101	637
Total		305	839

Notes:

(i)	The balance resulted from the franchise service income.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12   RELATED PARTY TRANSACTIONS (CONTINUED)

Related party transactions

The major related party transactions for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

		Year Ended December 31,
		2019	2020	2021
		RMB	RMB	RMB
Cash collection service expense to Chuanbang	(a)	790	79	39
Franchise income from Bolton School		1,379	518	462
Franchise, training and consulting service income from Ningxia Company		143	(11)	—
Training service expense to Bolton School		1,112	305	811
Technical consulting service expenses and labor expenses to Beijing Huimoer		1,333	148	—
Interest income from loan to Ms. Han Lijuan		325	81	—

Notes:

(a)	Pursuant to an agreement between Chuanbang and the Company, beginning August 2013, Chuanbang provides cash collection service on the Company’s accounts receivable. The fee for the service is calculated based on 2%~20% of the amount collected.

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

No ordinary shares were repurchased for the year ended December 31, 2021.

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

For the years ended December 31, 2019, 2020 and 2021, the PRC Entities made appropriations to the statutory reserves of RMB313, RMB5,307 and RMB16,736, respectively. As of December 31, 2020 and 2021, the accumulated balance of the statutory reserves was RMB158,828 and RMB175,564, respectively, which is combined in accumulated deficit.

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

The balances of restricted net assets as of December 31, 2020 and 2021 were RMB1,483,412 and RMB1,523,198 respectively. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

(c)   Dividend

No cash dividend was declared for the years ended December 31, 2019, 2020 and 2021.

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

During the year ended December 31, 2021, the board of the directors of Tarena International approved the grant of options to certain officers and employees to purchase 879,000 ordinary shares of Tarena International at exercise prices ranging from US$0.00 to US$0.37 per share. These options vest over a period ranging between 1 and 2 years. The options have a contractual term of ten years.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14   SHARE BASED COMPENSATION (CONTINUED)

Share options (Continued)

A summary of share options activity for the year ended December 31, 2021 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding at December 31, 2020	2,822,807	1.91	6.85	4,311
Granted	879,000	0.29	—	—
Exercised	(835,615)	0.73	—	—
Forfeited	(126,172)	3.65	—	—
Outstanding at December 31, 2021	2,740,020	1.67	6.90	1,976
Vested and expected to vest as of December 31, 2021	3,954,565	1.88	5.59	2,059
Exercisable as of December 31, 2021	1,983,975	2.18	5.80	835

The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 were RMB7,936, RMB26,301 and RMB6,261, respectively.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2019	2020	2021
Expected volatility	52.05%-59.74%	72.22%-78.51%	73.76%-75.78%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Risk-free interest rate per annum	1.58%-2.89%	0.79%-2.08%	1.09%-1.66%
The fair value of underlying ordinary shares (per share)	US$0.59-US$6.48	US$1.71-US$4.65	US$0.20-US$2.92

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

14   SHARE BASED COMPENSATION (CONTINUED)

Share options (Continued)

The fair values of the options granted for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Weighted average grant date fair value of option per share	4.84	2.52	0.82
Aggregate grant date fair value of options	4,980	3,115	720

As of December 31, 2021, there was approximately RMB3,619 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 0.42 years.

Non-vested shares

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

On March 1, 2021, the board of directors of Tarena International approved the grant of 69,355 non-vested shares to 1 independent director and 1 executive officer, of which the vesting period is one year. On April 9, 2021, the board of directors of Tarena International approved the grant of 48,690 non-vested shares to 1 independent director and 1 executive director, of which the vesting period is one year.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

14   SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares (Continued)

A summary of the non-vested shares activity under the 2014 Share Plan for the year ended December 31, 2021 is summarized as follows:

	Number of Non-	Weighted Average
	vested Shares	Grant Date Fair Value
		US$
Outstanding as of December 31, 2020	310,438	7.66
Granted	118,045	3.12
Vested	(211,288)	4.40
Forfeited	(57,810)	11.80
Outstanding as of December 31, 2021	159,385	7.11

As of December 31, 2021, there was approximately RMB4,869 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 1.97 years. The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021 was RMB4,707, RMB9,013 and RMB5,930, respectively.

15    LOSS PER SHARE

Basic and diluted loss per share is calculated as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss attributable to Class A and Class B ordinary shareholders for basic and diluted earnings per share	(1,036,086)	(766,643)	(474,547)
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding	53,386,075	54,341,213	56,260,925
Loss per Class A and Class B ordinary share basic and diluted	(19.41)	(14.11)	(8.43)

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16   LEASES

The Company’s leases consist of operating leases for learning centers and office spaces in different cities in the PRC. The Company reviews all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. As of December 31, 2021, the Company had no long-term leases that were classified as a financing lease, and the Company’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

The components of rental expense for the years ended December 31, 2019, 2020 and 2021 consist as follows:

	Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Short-term rental expense	93,548	114,723	35,707
Operating lease expense excluding short-term rental expense	218,314	170,022	250,043

Other information related to operating leases is as follows:

	Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:	314,300	244,491	228,857
Non-cash right-of-use assets in exchange for new lease liabilities:	432,898	484,202	185,875

As of December 31, 2020 and 2021, the weighted average remaining lease term was 3.20 years and 2.76 years, respectively, and the weighted average discount rate was 5.72% and 5.60% for the Group’s operating leases, respectively.

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2020 and 2021.

The weighted-average remaining lease terms were calculated by using the remaining lease term and the lease liability balance for each lease as of December 31, 2020 and 2021.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16   LEASES (CONTINUED)

As of December 31, 2021, maturities of lease liabilities were as follows:

RMB
Year ending December 31,
2022	256,667
2023	165,389
2024	83,350
2025	31,251
2026	11,057
2027 and thereafter	3,658
Total lease payments	551,372
Less: imputed interest	38,860
Total	512,512
Less: current portion	239,937
Non-current portion	272,575

Gross rental expenses incurred under operating leases were RMB311,862, RMB284,745 and RMB285,750 for the years ended December 31, 2019, 2020 and 2021, respectively. Sublease rental income of RMB1,587, RMB971, and RMB583 for the years ended December 31, 2019, 2020 and 2021, respectively, were recognized as reductions of gross rental expenses.

17   COMMITMENTS AND CONTINGENCIES

The Company and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021 in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016 and November 1, 2019 related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On December 16, 2021, the Company filed its pre-motion letter and the plaintiffs filed their opposition on December 23, 2021. On January 18, 2022, the Company moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing is scheduled to be complete by May 19, 2022. The Company believes that it is still too early to assess the potential outcome of this class action lawsuit. The Company intends to defend itself vigorously in the action.

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

18   SEGMENT INFORMATION

The Company has organized its operations into two segments: Adult Professional Education and Childhood & adolescent Quality Education Services, which reflects the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company.

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

Net revenues, cost of revenues, and gross profit by segment for the years ended December 31, 2019, 2020 and 2021 were as follows.

	Year Ended December 31, 2021
	Adult	Childhood & adolescent
	Professional	Quality Education
	Education	Services	Total
	RMB	RMB	RMB
Net revenues	1,150,247	1,236,273	2,386,520
Cost of revenues	(409,326)	(792,093)	(1,201,419)
Gross profit	740,921	444,180	1,185,101

	Year Ended December 31, 2020
	Adult	Childhood & adolescent
	Professional	Quality Education
	Training	Training	Total
	RMB	RMB	RMB
Net revenues	1,136,043	761,840	1,897,883
Cost of revenues	(420,349)	(646,493)	(1,066,842)
Gross profit	715,694	115,347	831,041

	Year Ended December 31, 2019
		Childhood &
	Adult	adolescent
	Professional	Quality Education
	Training	Training	Total
	RMB	RMB	RMB
Net revenues	1,527,185	524,169	2,051,354
Cost of revenues	(627,765)	(546,069)	(1,173,834)
Gross profit (loss)	899,420	(21,900)	877,520

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

19   PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of Tarena International.

Condensed Balance Sheets

	December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,793	23,506	3,689
Prepaid expenses and other current assets	699	24	4
Due from subsidaries	410,910	407,795	63,991
Total current assets	415,402	431,325	67,684
Investment in subsidiaries	(1,241,409)	(1,700,223)	(266,802)
Total assets	(826,007)	(1,268,898)	(199,118)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities (1)	7,213	5,781	907
Due to intercompany	298,782	309,241	48,527
Total current liabilities	305,995	315,022	49,434
Total liabilities	305,995	315,022	49,434

Commitments and contingencies	—	—	—

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 55,546,254 and 56,593,157 shares issued, 48,346,384 and 49,393,287 shares outstanding as of December 31, 2020 and 2021, respectively)	349	355	56
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	74	74	12
Treasury shares (7,199,870 and 7,199,870 Class A ordinary shares as of December 31, 2020 and 2021, at cost)	(459,815)	(459,815)	(72,155)
Additional paid-in capital	1,324,161	1,347,205	211,406
Accumulated other comprehensive income	49,120	48,699	7,641
Accumulated deficit	(2,045,891)	(2,520,438)	(395,512)
Total shareholders’ deficit	(1,132,002)	(1,583,920)	(248,552)
Total liabilities and shareholders’ equity	(826,007)	(1,268,898)	(199,118)

(1)	Mainly related to repurchase of treasury shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

19   PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive Loss

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Selling and marketing expenses	—	(693)	(323)	(51)
General and administrative expenses	(29,011)	(16,890)	5,955	934
Operating (loss) gain	(29,011)	(17,583)	5,632	883
Equity in loss of subsidiaries	(1,007,788)	(748,006)	(480,114)	(75,340)
Foreign currency exchange gains (loss)	115	(1,109)	(268)	(42)
Interest (expense) income	(67)	55	203	32
Other income	665	—	—	—
Loss before income taxes	(1,036,086)	(766,643)	(474,547)	(74,467)
Income tax expense	—	—	—	—
Net loss	(1,036,086)	(766,643)	(474,547)	(74,467)
Other comprehensive income (loss)
Foreign currency translation adjustment	914	(2,266)	(421)	(66)
Comprehensive loss	(1,035,172)	(768,909)	(474,968)	(74,533)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating activities:
Net cash (used in) provided by operating activities	(3,315)	(8,010)	14,458	2,269
Financing activities:
Issuance of Class A ordinary shares in connection with exercise of share options	3,335	3,354	3,947	619
Repayment of bank borrowings	(13,726)	—	—	—
Repurchase of treasury shares	(5,058)	—	—	—
Net cash (used in) provided by financing activities	(15,449)	3,354	3,947	619
Changes in cash and cash equivalents	(18,764)	(4,656)	18,405	2,888
Effect of foreign currency exchange rate changes on cash and cash equivalents	856	850	1,308	207
Net (decrease) increase in cash and cash equivalents	(17,908)	(3,806)	19,713	3,095
Cash and cash equivalents at beginning of year	25,507	7,599	3,793	594
Cash and cash equivalents at end of year	7,599	3,793	23,506	3,689

20   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of this consolidated financial statements, and does not identify any events with material financial impact on the Company’s consolidated financial statements.