Form 20-F
period 2023-12-31
TCTM Kids IT Education Inc.
filed 2024-04-19
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from ___________ to ___________

Commission file number: 001-36363

TCTM Kids IT Education Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

6/F, No. 1 Andingmenwai Street, Litchi Tower,

Chaoyang District, Beijing 100011,

People’s Republic of China

(Address of principal executive offices)

Xiaobo Shao, Chief Financial Officer

Email: shaoxiaobo@tedu.cn

6/F, No. 1 Andingmenwai Street, Litchi Tower,

Chaoyang District, Beijing 100011,

People’s Republic of China

Telephone: +86 10-6213 5687

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each	TCTM	The NASDAQ Stock Market LLC
representing five Class A ordinary shares,		(The NASDAQ Capital Market)
par value US$0.001 per share
Class A ordinary shares,		The NASDAQ Stock Market LLC
par value US$0.001 per share		(The NASDAQ Capital Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Capital Market of American depositary shares, each representing five Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2023, there were 53,962,196 ordinary shares outstanding, par value $0.001 per share, being the sum of 46,756,137 Class A ordinary shares (excluding 11,105,190 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refer to our American depositary shares, each of which represents five Class A ordinary shares;
•	“current VIE” refers to Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd., or Beijing Tongcheng;
•	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
•

“Divestiture” refers to the equity transfer transaction entered into in December 2023 to divest our professional education business. The Divestiture had been consummated at the end of March 2024. See “Item 4. Information on the Company—A. History and Development of the Company” for more details;

•

“former VIE” refers to Beijing Tarena Jinqiao Technology Co., Ltd., or Beijing Tarena. Upon the consummation of the Divestiture, the professional education business, including the business operated by the former VIE, had been divested, and the STEM education business operated by the former VIE had been transferred to the current VIE. See “Item 4. Information on the Company—A. History and Development of the Company” for more details;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;
•	“IT” refers to information technology;
•

“our company” refers to TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.), which is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries in mainland China and (ii) contractual arrangements with the VIEs based in mainland China. This structure entails unique risks to investors, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details;

•	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;
•	“STEM education” refers to science, technology, engineering, and mathematics education;
•

“student enrollments” for a certain period refer to the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
•

“variable interest entities” or “VIEs” refer to the variable interest entities, the subsidiaries of the variable interest entities and the non-enterprise entities sponsored by the variable interest entities. The variable interest entities include but are not limited to Beijing Tarena and Beijing Tongcheng for the effective period of their respective contractual arrangements with us;

•

“we,” “us,” “our” or “TCTM” refers to TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China. The variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure; and

•	“RMB” or “Renminbi” refers to the legal currency of mainland China; “$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government in mainland China imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB7.0999 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2023 (except the cash dividend, which is translated at the rate on the exercise date).

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies, and our ability to implement such strategies;
●	our expectations regarding demand for and market acceptance of our courses;
●	our ability to retain and increase our courses and student enrollments;
●	our ability to maintain and increase the utilization rate of our learning centers;
●	our ability to offer new courses in existing and new subject areas;
●	our ability to maintain and increase the tuition fees of our courses;
●	our future business development, results of operations and financial condition;
●	the expected growth of, and trends in, the markets for our services in mainland China;
●	government policies and regulations relating to our corporate structure, business and industry; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

TCTM is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with the variable interest entities based in mainland China. Laws and regulations of mainland China restrict and impose conditions on foreign investment in certain internet value-added businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities in order to comply with these laws and regulations, and rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities, and their nominee shareholders to control the business operations of the variable interest entities. Revenues from continuing operations contributed by the variable interest entities accounted for 1.3%, 2.9% and 6.6% of our net revenues from continuing operations for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our” or “TCTM” refers to TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, including but are not limited to, Beijing Tarena and Beijing Tongcheng for the effective period of their respective contractual arrangements with us. The current VIE, Beijing Tongcheng, holds our ICP license as an internet information provider and a permit for the production and operation of radio and television programs, and operates our 61it.cn website and Tongcheng Online App. Our variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. Investors in our ADSs are not purchasing any equity interest in the variable interest entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

In December 2023, we entered into an equity transfer agreement to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, or the Divestiture. Ms. Lijuan Han, sister of our founder and chairman Mr. Shaoyun Han, is a member of the buyer consortium and has an interest in the Divestiture. The Divestiture had been consummated at the end of March 2024. Upon the consummation of the Divestiture, the professional education business, including the business operated by the former VIE, had been divested, and the STEM education business operated by the former VIE had been transferred to the current VIE. The Divestiture represented a strategic shift that has a major effect on our company’s operations and financial results. As a result of the Divestiture, the professional education business has been reclassified as discontinued operations and our remaining business after the Divestiture has been reclassified as continuing operations. For detailed information regarding all material financial impacts related to the Divestiture, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Impact by the Divestiture” and notes 1 and 3 to our consolidated financial statements, which are included in this annual report.

We, through our mainland China subsidiaries, the variable interest entities, and their shareholders entered into a series of contractual agreements. These contractual arrangements, during the respective effective period:

●	enable us to receive the economic benefits that could potentially be significant to the variable interest entities in consideration for the services provided by our mainland China subsidiaries;
●	effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the variable interest entities to us; and
●	enable us to hold an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by the laws of mainland China.

These contractual agreements among our mainland China subsidiaries, the variable interest entities and their shareholders include exclusive business cooperation agreements, power of attorney, equity interest pledge agreements, exclusive option agreements, and loan agreements. As a result of the contractual arrangements, the shareholders of the variable interest entities effectively assigned all of their voting rights underlying their equity interest in the variable interest entities to us, which gives our company or its subsidiaries the power to direct the activities that most significantly impact the variable interest entities’ economic performance. The nominee shareholders of the variable interest entities are directors and members of our management body. We consider such people suitable to act as the nominee shareholders of the variable interest entities because of, among other considerations, their contribution to us, their competence, and their length of service with and loyalty to us. For more details of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.”

The following diagram illustrates our corporate structure, including our principal subsidiaries, the principal VIEs and other entities that are material to our business, as of the date of this annual report:

TCTM Kids IT Education Inc.
(Cayman Islands)
100%
Tarena Hong Kong Limited
(Tarena HK)
100%
TECHARENA CANADA INC
100%
Kids IT Education Inc.
(Cayman Islands)
100%
Kids IT Education (HK) Limited
Outside mainland China
Inside mainland China
100%
Beijing Tongcheng Shidai Technologies Co.
(Tongcheng Shidai)
100%
Beijing Tongcheng Technology Co.,Ltd.
(Tongcheng Tech)
100%
Beijing Youth Talent Technology Co., Ltd
100%
Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd
(Beijing Tongcheng)
100%
11 schools
100%
62 subsidiaries
100%
9 subsidiaries
100%
22 schools
6 schools
1 subsidiary
Equity control
Contractual arrangements (exclusive business cooperation agreement, power of attorney, equity interest pledge agreement, exclusive option agreement, loan agreement and spousal consent letter)

This type of corporate structure may affect investors and the value of their investment. The contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights in the variable interest entities, and these agreements have not been tested in the courts of mainland China. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by Beijing Tongcheng or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of Beijing Tongcheng may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the variable interest entities are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable laws and regulations of mainland China, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—If the PRC authorities determine that we can no longer own and operate certain of our learning centers through our subsidiaries in mainland China, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the variable interest entities), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.”

Our operations are primarily conducted in mainland China through (i) our mainland China subsidiaries and (ii) contractual arrangements with the variable interest entities based in mainland China, and revenues are substantially generated from mainland China. Though the PRC Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the variable interest entities were deemed as a foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any laws, administrative regulations or provisions of mainland China, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate the variable interest entities in the consolidated financial statements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our company and the variable interest entities face various risks and uncertainties related to doing business in China. For example, we face risks associated with regulatory approvals on offshore offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or may cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s certain administrative measures in regulating (i) our operations and (ii) offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, of this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business” and “—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and cause the value of our ADSs to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.”

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our subsidiaries and the variable interest entities in mainland China have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, its subsidiaries, and the variable interest entities in mainland China, including, among others, an ICP license, a permit for the production and operation of radio and television programs and permits for school operation. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for value-added telecommunication services, internet audio-video programs, radio or television programs production and operation, internet publication, and filing requirements for commercial franchise.”

Furthermore, in connection with our historical issuance of securities to foreign investors, we, our mainland China subsidiaries and the variable interest entities, (i) are not required to obtain permission from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not been asked to obtain permission by any PRC government authority.

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Business—Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.”

Cash and Asset Flows through Our Organization

TCTM is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the variable interest entities in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, TCTM’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries in mainland China and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to TCTM. In addition, our subsidiaries in mainland China are permitted to pay dividends to TCTM only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Further, our subsidiaries and the variable interest entities in mainland China are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under the laws of mainland China, TCTM may provide funding to our subsidiaries in mainland China only through capital contributions or loans, and to the variable interest entities only through loans or payment for intergroup transactions, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, there was no capital contribution from TCTM Kids IT Education Inc. to its subsidiaries or the variable interest entities, and TCTM did not extend any loans to, or receive any repayments from, its subsidiaries or the variable interest entities.

The variable interest entities may transfer cash to TCTM by paying service fees according to the exclusive business cooperation agreement. For the years ended December 31, 2021, 2022 and 2023, no such service fees were paid by the variable interest entities. If there is any amount payable to TCTM under the exclusive business cooperation agreement, we intend to settle them accordingly, but do not intend to otherwise distribute earnings.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to TCTM by its subsidiaries or the variable interest entities. Under laws and regulations of mainland China, our subsidiaries and the variable interest entities in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise, or WFOE, out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the variable interest entities in which we have no legal ownership, totaling RMB1,523.2 million, RMB1,558.9 million and RMB1,228.2 million (US$173.0 million) as of December 31, 2021, 2022 and 2023, respectively. For risks related to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.”

For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

TCTM has not declared or paid any cash dividends since the beginning of 2019, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.
(2)	Under the terms of VIE agreements, our subsidiary in mainland China may charge the VIEs for services provided to the VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount recognized as service income by our subsidiary in mainland China and eliminated in consolidation. For income tax purposes, our subsidiary and the VIEs in mainland China file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our subsidiary in mainland China and thus are tax neutral.
(3)	Certain of our mainland China subsidiaries qualify for certain preferential tax treatments. However, such preferential treatments may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The Implementation Regulations for PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the variable interest entities will be distributed as fees to our subsidiaries in mainland China under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the variable interest entities exceed the service fees paid to our subsidiaries in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the variable interest entities could make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the variable interest entities. This would result in such transfer being non-deductible expenses for the variable interest entities but still taxable income for the subsidiaries in mainland China. Such a transfer and the related tax burdens would increase our after-tax loss by approximately 28% of the pre-tax profit. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the Variable Interest Entities

Disposal of subsidiary

Gaohuiqiangxue Software (Hainan) Co., Ltd. was a wholly-owned subsidiary of the former VIE, Beijing Tarena, through the cooperation with universities and colleges in mainland China to offer joint-major degree programs and related peripheral services to colleges and students, or the Target Business, in accordance with the higher education reform policies of each province. On April 28, 2023, we entered into agreements to dispose of our controlling interest in the Target Business to a consortium led by Beijing Weike Xinneng Education Technology Ltd, or Beijing Weike Mr. Shaoyun Han is member of the investor consortium and has an interest in the disposal of the Target Business. The Target Business accounted for an insignificant portion of our revenues and assets during the recent fiscal years before the disposal, and therefore, we do not expect the disposal to have any material impact on our business operations and financial performance.

Discontinued operations

In December 2023, we entered into an equity transfer agreement to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, or the Divestiture. The Divestiture had been consummated at the end of March 2024. Upon the consummation of the Divestiture, the professional education business, including the business operated by the former VIE, had been divested, and the STEM education business operated by the former VIE had been transferred to the current VIE. The Divestiture represented a strategic shift that has a major effect on our company’s operations and financial results. As a result of the Divestiture, the professional education business has been reclassified as discontinued operations and our remaining business after the Divestiture has been reclassified as continuing operations. The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

The following tables provide financial information depicting the financial position, cash flows and results of operations of the parent, subsidiaries, the VIEs, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2021, 2022 and 2023.

Selected Condensed Consolidated Statements of Income, Balance Sheets, and Cash Flows Information

	For the Year Ended December 31, 2023
			Non-VIE		Other Inter-
	Parent	VIEs	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)
Cash and cash equivalents	5,251	2,520	212,918	—	—	220,689
Inter-Group balances due from the VIEs/Non-VIE subsidiaries	380,470	104,642	406,637	(11,259)	(880,490)	—
Other current assets	225	62,550	22,344	—	(20,815)	64,304
Equity method investments	142,399	—	—	—	(142,399)	—
Investment deficit in the VIEs and Non-VIE subsidiaries	(1,702,776)	—	—	—	1,702,776	—
Other non-current assets	—	46,371	411,276	—	—	457,647
Total assets of discontinued operations held for sale	—	36,779	249,639	—	(10,815)	275,603
Total Assets	(1,174,431)	252,862	1,302,814	(11,259)	648,257	1,018,243
Inter-Group balances due to the VIEs/Non-VIE subsidiaries	319,197	23,676	130,159	(11,259)	(461,773)	—
Other current liabilities	4,155	152,969	1,712,121	—	(18,680)	1,850,565
Non-current liabilities	—	4,252	103,985	—	—	108,237
Total liabilities of discontinued operations held for sale	—	100,392	471,214	—	(10,815)	560,791
Total liabilities	323,352	281,289	2,417,479	(11,259)	(491,268)	2,519,593
Equity	(1,497,783)	(28,427)	(1,114,665)	(2,060)	1,141,585	(1,501,350)
Net revenues from continuing operations	—	90,661	1,284,531	—	—	1,375,192
Net income/(loss)	8,928	3,606	(6,530)	7,939	(3,589)	10,354
Net cash provided by/(used in) operating activities	4,902	(17,817)	317,788	(3,220)	(420,588)	(118,935)
Net cash provided by investing activities	—	—	72,048	—	—	72,048
Net cash (used in)/provided by financing activities	(2,201)	(7,192)	(456,123)	7,192	422,543	(35,781)

	For the Year Ended December 31, 2022
			Non-VIE		Other Inter-
	Parent	VIEs	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)
Cash and cash equivalents	1,844	16,031	180,654	—	—	198,529
Inter-Group balances due from the VIEs/Non-VIE subsidiaries	437,987	64,604	280,273	(50,780)	(732,084)	—
Other current assets	550	1,191	47,030	(23)	(10,000)	38,748
Equity method investments	140,025	—	—	—	(140,025)	—
Investment deficit in the VIEs and Non-VIE subsidiaries	(1,714,999)	—	—	—	1,714,999	—
Other non-current assets	—	37,704	445,457	—	—	483,161
Total assets of discontinued operations held for sale	—	66,959	654,486	(56,142)	(48,241)	617,062
Total Assets	(1,134,593)	186,489	1,607,900	(106,945)	784,649	1,337,500
Inter-Group balances due to the VIEs/Non-VIE subsidiaries	334,909	(48,511)	598,854	(7,631)	(877,621)	—
Other current liabilities	30,392	134,191	1,755,328	—	—	1,919,911
Non-current liabilities	—	4,176	105,685	—	—	109,861
Total liabilities of discontinued operations held for sale	—	128,666	687,940	—	(2,197)	814,409
Total liabilities	365,301	218,522	3,147,807	(7,631)	(879,818)	2,844,181
Equity	(1,499,894)	(32,033)	(1,539,907)	7,065	1,558,088	(1,506,681)
Net revenues from continuing operations	—	40,755	1,360,680	—	(1,591)	1,399,844
Net income/(loss)	83,520	1,255	482	17,064	(17,088)	85,233
Net cash provided by/(used in) operating activities	(5,699)	7,722	(29,753)	17,088	(16,886)	(27,528)
Net cash provided by/(used in) investing activities	—	19,975	(37,684)	(5,000)	—	(22,709)
Net cash (used in)/provided by financing activities	(16,996)	5,762	4,331	14,238	(9,440)	(2,105)

	For the Year Ended December 31, 2021
			Non-VIE		Other Inter-
	Parent	VIEs	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)
Cash and cash equivalents	23,506	1,226	98,085	—	—	122,817
Inter-Group balances due from the VIEs/Non-VIE subsidiaries	407,795	39,712	130,130	(39,712)	(537,925)	—
Other current assets	24	14,175	47,605	—	(18,421)	43,383
Equity method investments	128,185	—	—	—	(128,185)	—
Investment deficit in the VIEs and Non-VIE subsidiaries	(1,828,408)	—	—	—	1,828,408	—
Other non-current assets	—	36,700	575,062	—	—	611,762
Total assets of discontinued operations held for sale	—	129,780	1,070,594	(101,392)	(235,162)	863,820
Total Assets	(1,268,898)	221,593	1,921,476	(141,104)	908,715	1,641,782
Inter-Group balances due to the VIEs /Non-VIE subsidiaries	309,241	56,052	548,898	(56,051)	(858,140)	—
Other current liabilities	5,781	50,068	1,970,157	(17,961)	—	2,008,045
Non-current liabilities	—	2,126	195,111	—	—	197,237
Total liabilities of discontinued operations held for sale	—	149,897	879,023	—	—	1,028,920
Total liabilities	315,022	258,143	3,593,189	(74,012)	(858,140)	3,234,202
Equity	(1,583,920)	(36,550)	(1,671,713)	12,960	1,686,803	(1,592,420)
Net revenues from continuing operations	—	16,673	1,219,600	—	—	1,236,273
Net income/(loss)	(474,547)	(39,072)	37,839	16,559	(16,559)	(475,780)
Net cash provided by/(used in) operating activities	14,458	10,308	(16,156)	(161)	161	8,610
Net cash provided by investing activities	—	—	33,693	—	—	33,693
Net cash provided by/(used in) financing activities	3,947	(3,437)	22,727	3,437	(3,437)	23,237

A.[Reserved]

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2021, 2022 and 2023, and the selected consolidated balance sheet data as of December 31, 2022 and 2023, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2021 is based on the unaudited and unreviewed financial data derived from our management accounts, which were adjusted to retrospectively present discontinued operations. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD

	(in thousands, except for share and per share)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues	1,236,273	1,399,844	1,375,192	193,692
Cost of revenues(1)	(795,669)	(728,416)	(750,840)	(105,754)
Gross profit	440,604	671,428	624,352	87,938
Selling and marketing expenses(1)	(437,487)	(280,093)	(268,399)	(37,803)
General and administrative expenses(1)	(359,453)	(397,440)	(330,848)	(46,599)
Research and development expenses(1)	(40,311)	(20,248)	(11,654)	(1,641)
Operating (loss) income	(396,647)	(26,353)	13,451	1,895
Interest income, net	2,611	1,962	1,089	153
Other income, net	1,466	8,150	723	102
Foreign currency exchange loss	(267)	(325)	(901)	(127)
(Loss) income before income taxes	(392,837)	(16,566)	14,362	2,023
Net (loss) income from continuing operations	(509,288)	(2,062)	22,334	3,146
Net income (loss) from discontinued operations	33,508	87,295	(11,980)	(1,687)
Net (loss) income	(475,780)	85,233	10,354	1,459
Net (loss) income attributable to Class A and Class B ordinary shareholders	(474,547)	83,520	8,926	1,258
Weighted average number of class A and class B ordinary shares outstanding(2):
Basic	56,260,925	54,657,222	53,873,945	53,873,945
Diluted	57,630,365	57,730,672	55,334,574	55,334,574
Net income/(loss) per ADS(3)
Basic (loss) income per ADS attributable to ordinary shareholder from continuing operations	(45.15)	(0.35)	1.94	0.27
Diluted (loss) income per ADS attributable to ordinary shareholder from continuing operations	(45.15)	(0.35)	1.89	0.27
Basic income (loss) per ADS attributable to ordinary shareholder from discontinued operations	2.98	7.99	(1.11)	(0.16)
Diluted income (loss) per ADS attributable to ordinary shareholder from discontinued operations	2.91	7.56	(1.11)	(0.16)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD

	(in thousands)
Cost of revenues	18	244	19	3
Sales and marketing expenses	206	227	24	3
General and administrative expenses	13,514	10,179	2,551	359
Research and development expenses	375	734	149	21
(2)	The weighted average number of ordinary shares represents the sum of the weighted average number of Class A and Class B ordinary shares. See Note 14 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.
(3)	Each ADS represents five Class A ordinary shares. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing five Class A shares, which became effective on December 23, 2021.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	122,817	198,529	220,689	31,083
Time deposits, including noncurrent portion	102	104	300	42
Restricted cash	—	—	6,575	926
Current assets held for sale associated with discontinued operations	453,132	430,276	275,603	38,818
Property and equipment, net	118,005	77,996	66,064	9,305
Long-term investments	43,569	46,183	41,860	5,896
Non-current assets held for sale associated with discontinued operations	410,688	186,786	—	—
Total assets	1,641,782	1,337,500	1,018,243	143,417
Deferred revenue	1,424,216	1,314,877	1,210,536	170,500
Total liabilities	3,234,202	2,844,181	2,519,593	354,878
Total deficit attributable to the shareholders of TCTM Kids IT Education Inc.	(1,583,920)	(1,499,894)	(1,497,783)	(210,959)
Total deficit	(1,592,420)	(1,506,681)	(1,501,350)	(211,461)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

•

Uncertainties and risks accompany our strategy to divest our professional education business. Our strategy to divest is largely based on our management’s assessment of our core strengths, business objectives, resource allocation, and likelihood of success for different business models. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from the divestiture transaction.

•

We incurred net losses from 2019 to 2021 and generated net income in 2022 and 2023. Upon the consummation of the Divestiture on March 31, 2024, we had divested the professional education business, which represented a strategic shift that has a major effect on our results of operations. Our remaining business after the Divestiture has been reclassified as continuing operations. Our historical financial and operating results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

•

We rely on IT-focused supplementary STEM education programs for a substantial part of our net revenues upon the consummation of the Divestiture, and a decrease in the popularity of IT-focused supplementary STEM education courses, such as childhood & adolescent robotics programming and computer programming courses, would have a material adverse effect on our business and results of operations.

•	If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.
•

We may not be able to continue to recruit, train and retain qualified instructors and teaching assistants, who are critical to the success of our business and effective delivery of our education services to students.

•

If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected. We cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or satisfy the evolving needs and preferences of our students and their parents.

•

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy. A slowdown in China’s economy or the global economy may lead to a reduction in demand for our education services, which could materially and adversely affect our financial condition and results of operations.

•

If the level of performance by the students of our STEM education program deteriorates or satisfaction with our services declines, our business, financial condition, results of operations and reputation could be adversely affected.

•

We face competition from other STEM education service providers and the STEM education services market in China is fragmented, rapidly evolving and highly competitive. We may lose market share and our financial results may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to the changing market conditions and trends.

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

Risks Related to Our Corporate Structure

•

61it.cn is important for our business operations. If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable laws and regulations of mainland China, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, our ability to provide online education services and conduct our marketing and promotional activities through 61it.cn may be negatively impacted.

●	If the PRC authorities determine that we can no longer own and operate certain of our learning centers through our subsidiaries in mainland China, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the variable interest entities), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.

Risks Related to Doing Business in China

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in the future if the Public Company Accounting Oversight Board (United States), or the PCAOB, is unable to inspect or investigate completely our auditors. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

•	Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.
•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
•

We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.

Risks Related to Our ADSs

•

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

Risks Related to Our Business

Uncertainties and risks accompany our strategy to divest our professional education business.

Professional education business has long been a driver of our growth. In 2021, 2022 and 2023, revenues generated from our professional education business represented a significant portion of our total revenues. Upon the Divestiture, we have been primarily focused on providing IT-focused supplementary STEM courses for young children aged between three and eighteen. Our results of operations and financial position will be substantially dependent on the performance of our STEM courses offerings to young children in the foreseeable future. In addition, our strategy to divest is largely based on our management’s assessment of our core strengths, business objectives, resource allocation, and likelihood of success for different business models. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from the divestiture transaction.

We incurred net losses from 2019 to 2021 and generated net income in 2022 and 2023. Our historical financial and operating results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

We incurred net losses of RMB1,038.9 million, RMB771.2 million, and RMB475.8 million in 2019, 2020 and 2021, respectively. We generated net income of RMB85.2 million and RMB10.4 million (US$1.5 million) in 2022 and 2023. In particular, upon the consummation of the Divestiture on March 31, 2024, we had divested the professional education business, which represented a strategic shift that has a major effect on our results of operations. Our remaining business after the Divestiture has been reclassified as continuing operations. For our continuing operations, we incurred net loss of RMB509.3 million and RMB2.1 million in 2021 and 2022, respectively, and generated net income of RMB22.3 million (US$3.1 million) in 2023. We cannot assure you that we will be able to continue to generate positive net income in the future. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the strategic shift we took and the risks and difficulties we may encounter in this evolving industry. We may not achieve the desired benefits from the strategic shift and we may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our selling and marketing expenses, as a percentage of our net revenues. We intend to continue to invest in our branding and marketing activities to attract new students, and improve our online learning modules to enhance student experience. We cannot assure you that we will be successful in these efforts, and we may incur net losses for a period of time in the future.

We rely on IT-focused supplementary STEM education programs for a substantial part of our net revenues, and a decrease in the popularity of IT-focused supplementary STEM education would have a material adverse effect on our business and results of operations.

A substantial part of our net revenues is generated from the IT-focused supplementary STEM education. In 2023, childhood & adolescent robotics programming and childhood & adolescent computer programming courses contributed to 46.4% and 24.1% of our net revenues from continuing operations, respectively. Any factor that materially and adversely affects student enrollment in our IT-focused supplementary STEM education, such as a decrease in the popularity and usage of robotics and computer programming, would have a material adverse effect on business and our results of operations.

If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our courses. Therefore, our ability to continue to attract students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and student demands, expand our learning center network and geographic footprint while keeping a high utilization rate of our facilities, manage our growth while maintaining consistent and high education quality, and market our courses effectively to a broader base of prospective students, including young children as well as their parents. If we are unable to continue to attract students to enroll in our courses, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to continue to recruit, train and retain qualified instructors and teaching assistants, who are critical to the success of our business and effective delivery of our education services to students.

Our instructors and teaching assistants are critical to maintaining the quality of our educational services and our reputation. We seek to hire highly qualified instructors with rich industry experience and strong teaching skills. As our STEM education program continues to develop, we may need to recruit more instructors and teaching assistants. We recruit dedicated instructors and teaching assistants primarily from experienced teachers or undergraduates with good academic backgrounds and/or relevant industry experience. There is a limited pool of instructors and teaching assistants with these attributes, and we must provide competitive compensation packages to attract and retain them. We must also provide ongoing training to our instructors and teaching assistants to ensure that they stay abreast of changes in curriculum, student demands, and other trends necessary to teach and tutor effectively. We have not experienced major difficulties in recruiting, training or retaining qualified instructors and teaching assistants in the past. However, we may not always be able to recruit, train and retain enough qualified instructors and teaching assistants in the future to keep pace with our growth and maintain consistent education quality. A shortage of qualified teaching staff, a decrease in the quality of our teaching staff’s classroom performance, whether actual or perceived, or a significant increase in compensation to retain qualified instructors and teaching assistants would have a material adverse effect on our business, financial condition and results of operations.

If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

Our primary focus was on providing IT professional education services at the inception of our business. We have since then expanded our course offerings to include non-IT training courses, such as digital art, online sales and marketing and accounting. In December 2015, we launched IT and non-IT training courses customized for young children, which primarily include computer programming and robotics programming. As of the date of this annual report, we are primarily focused on providing IT-focused supplementary STEM courses for young children aged between three and eighteen in anticipation of the growing market demand. As the market demand evolves, our offerings may change and we may introduce new courses to meet the evolving demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or satisfy the evolving needs and preferences of our students and their parents.

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

Our student enrollment for IT-focused supplementary STEM education services may depend on the parents’ disposable income and willingness to spend. COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. A decline in the economic prospects of IT and other professionals could alter the spending priorities of the parents of our current and prospective students. We cannot assure you that if the macroeconomic environment deteriorates, parents will continue to spend on STEM education for their children. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for our education services, which could materially and adversely affect our financial condition and results of operations.

Our business depends on the market recognition of our brands, and if we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected

We believe that the market recognition of our “TongchengTongmei” brand has significantly contributed to the success of our business and believe that maintaining and enhancing the reputation of our brand is critical to sustaining our competitive advantage. Our ability to maintain and enhance our brand recognition and reputation depends primarily on the perceived effectiveness and quality of our courses as well as the success of our marketing and promotion efforts. As we continue to grow and expand into new course areas, we may not be able to maintain the quality and consistency of our educational services as we did in the past. We have devoted significant resources to promoting our courses and brands, including internet-based marketing and advertising, traditional media advertising, press conferences and program launch events. However, our marketing and promotion efforts may not be successful or may inadvertently negatively impact our brand recognition and reputation. For example, if any governmental authority or competitor publicly alleges that any of our advertisements are misleading, our brand reputation may be adversely impacted. If we are unable to maintain and further enhance our brand recognition and reputation and increase awareness of our courses, or if we incur excessive marketing and promotion expenses, our results of operations may be materially and adversely affected. If we are unable to sustain our brand image, we may not be able to maintain premium tuition fees over our competitors, which may further exacerbate the extent of any adverse effect on our results of operations. Furthermore, any negative publicity relating to our company or our courses and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

If the level of performance by the students of our STEM education program deteriorates or satisfaction with our services declines, our business, financial condition, results of operations and reputation could be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved educational results. Although the courses provided under our STEM education programs do not directly link to the academic performance of our students, their effectiveness could be evaluated by our students and their parents in an intuitive way by referring to the improvements in programming skills or performances in robotics competitions. The performance of our students in the STEM robotics programming and coding courses and IT training courses will impact the acceptance of, and the student and parent satisfaction with, our courses.

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

Other than the travel insurance, accident insurance, and medical insurance for our students aged between three and eighteen participating in our camp or event-related activities, we do not carry liability insurance for most of our students at our learning centers. In the event of accidents or injuries or other harm caused or perceived to be caused by us, our facilities and/or services may be perceived to be unsafe, which may discourage prospective students from attending our classes and participating in our activities. We could also face claims alleging that we should be liable for the accidents or injuries, or we were negligent, or provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by them. A material liability claim against us or any of our teachers or other employees could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

Our growth strategies include growing our student enrollments for existing courses, expanding our course offerings, and further enhancing the quality of our education services. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

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

While we closed certain non-performing learning centers in some areas of mainland China in recent years, we plan to expand our operations in different geographic areas as we address the growth of our customer base and market opportunities. For our continuing operations, we closed 12 non-performing learning centers and opened 14 new centers in 2021; we closed 22 non-performing learning centers and opened 1 new center in 2022; and we closed 4 non-performing learning centers and opened 7 new centers in 2023. We decreased the number of our learning centers for STEM education programs from 238 as of December 31, 2021 to 217 as of December 31, 2022, and increased to 220 as of December 31, 2023. Any business expansion will result in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

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

The operations of certain learning centers providing STEM education programs are, or may be deemed by the PRC government authorities to be, beyond their authorized business scope or without proper license or registration. If the PRC government authorities take actions against such learning centers, our business and operations could be materially and adversely affected.

The General Office of the State Council promulgated the Opinions of the General Office of the State Council on Regulating the Development of After-school Tutoring Institutions, or Circular 80, on August 6, 2018. Circular 80 provides that after-school tutoring institutions shall obtain school operation permits and business licenses. Circular 80 further provides that after-school tutoring institutions shall obtain approvals from local education authorities for opening new branches or learning centers. In addition, the Ministry of Education and other government authorities promulgated a series of notices in 2018 and 2019 to regulate the operation of the after-school tutoring institutions, which emphasize and strengthen the same principle as provided in Circular 80.

The Implementation Opinions on Regulating Online After-School Tutoring, or the Online After-School Tutoring Opinions, was promulgated by the Ministry of Education jointly with certain other PRC government authorities, effective on July 12, 2019. Although the Online After-School Tutoring Opinions remains effective as of the date of this annual report, such filing requirements may be superseded by an approval scheme pursuant to Amendment to the Private Education Law Implementation Rules and the Opinions on Further Alleviating the Burden of Homework and After-school Tutoring on Students in Compulsory Education Stage, or the Alleviating Burden Opinions, according to which private online tutoring institutions are mandated to obtain school operation permits. According to the Amendment to the Private Education Law Implementation Rules, private tutoring institutions utilizing internet technology to conduct training and educational activities shall obtain corresponding school operation permits and comply with the requirements of laws and regulations related to internet management. In addition, the Alleviating Burden Opinions, issued by the General Office of the CPC Central Committee and the General Office of the State Council on July 24, 2021, proposes certain measures intended to ease the workload of students in compulsory education and regulate the after-school tutoring services that aim at students in compulsory education in mainland China. For non-academic tutoring institutions, the Alleviating Burden Opinions requires that the local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission. On November 30, 2022, the Ministry of Education, jointly with twelve other departments, published the Opinions on Regulating Non-academic After-school Tutoring for Primary and Secondary School Students, providing further principles and requirements on non-academic after-school tutoring institutions. For example, the non-academic tutoring institutions must obtain administrative licenses from the competent authorities prior to registering as legal persons, and online non-academic tutoring institutions shall be approved to engage in internet information services by the telecommunications authorities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Private Education—Regulations on After-school Tutoring for Students Aged Between Three and Eighteen” for more details.

On August 23, 2023, the Ministry of Education issued Interim Measures for Administrative Penalties on After-school Tutoring, or the Interim Measures on After-school Tutoring, which became effective on October 15, 2023. The Interim Measures on After-school Tutoring sets out the general requirements for administrative penalties for illegal after-school tutoring operated by any natural person, legal person or other organization that is offered to preschool children over 3 years of age, and primary and secondary school students. The Interim Measures on After-school Tutoring provides that the following circumstances shall constitute illegal after-school tutoring, and relevant natural person, legal person or other organization conducting such illegal after-school tutoring may be subject to various administrative penalties, such as orders to rectify or cease tutoring activities, returning fees charged, revocation of operation approval, warning, criticism and fines: (i) carrying out after-school tutoring without a requisite private school operating permit and meets certain conditions, including having a specific tutoring facility for offline tutoring activities or a specific website or application for online tutoring activities, two or more tutoring personnel and corresponding organizational structure and division of work; (ii) carrying out certain after-school academic tutoring activities in a disguised form without meeting the conditions as prescribed above but also without a private school operating permit; (iii) carrying out after-school tutoring beyond the scope of its private school operating permit; (iv) carrying out after-school tutoring in violation of applicable laws and regulations; (v) having the problem of disorganized management; and (vi) organizing or participating in the organization of competitions outside campus without approval for preschool children over 3 years of age, and primary and secondary school students.

Our STEM education programs, which currently provide IT training courses to students aged between three and eighteen, were operated through our 220 learning centers in 53 cities in mainland China as of December 31, 2023, as well as through the internet. According to the rules mentioned above, our learning centers providing STEM education programs may be deemed as after-school tutoring institutions which are required to obtain school operation permits and business licenses. As of December 31, 2023, 40 of our leaning centers have obtained school operation permits from the local education authorities for our STEM education programs. However, there remain uncertainties about the application and approval process for school operation permits with respect to STEM education programs. Since the promulgations of the Circular 80, the Amendment to the Private Education Law Implementation Rules and the Alleviating Burden Opinions, some local authorities have promulgated rules and regulations related to the establishment, approval and operation of non-academic after-school tutoring institutions, most of which provide guidance in how non-academic after-school tutoring institutions may obtain school operation permits. For example, Shanghai has published the Setting Standards of Science and Technology After-school Tutoring, which sets a series of entry conditions for science and technology after-school tutoring institutions that intend to apply for school operation permits in Shanghai. However, some rules and regulations may still have not been put into practice yet, and further implementing rules are still to be promulgated in some provinces and cities. We have been communicating, and will continue to communicate, with the competent provincial education regulatory authorities to obtain school operation permits. We also participate in organizing or attending certain extracurricular challenges or competitions facing preschool children over 3 years of age, and primary and secondary school students, but some of these challenges or competitions that we participated have not been filed with or approved by compete authorities. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing and filing requirements in the past with respect to our learning centers providing STEM education programs or organization of competitions outside campus, if we fail to cure any non-compliance in a timely manner, we may be subject to mandatory rectifications, order to cease tutoring activities, returning fees charged, revocation of operation approval, warning, criticism, fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation. In addition, our online programming courses provided to pre-school children may be materially and adversely affected by the Alleviating Burden Opinions.

The Alleviating Burden Opinions sets out a series of operating requirements for academic after-school tutoring institutions, or Academic AST Institutions, including, among other things, that (i) the local government authorities shall no longer approve any new after-school tutoring institutions which provide tutoring services pertaining to academic subjects for students in compulsory education, and all existing Academic AST Institutions shall be registered as non-profit organizations, and the local government authorities shall no longer approve any new after-school tutoring institutions which provide tutoring services pertaining to academic subjects for preschool-aged children and students in grades ten to twelve; (ii) Academic AST Institutions are prohibited from raising funds by listing on any stock markets or conducting any capital market activities, and listed companies are prohibited from investing in any Academic AST Institutions through fund-raising activities in the capital markets, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iii) foreign capital is prohibited from controlling or investing in any Academic AST Institutions through mergers and acquisitions, entrusted operations, joining franchises or variable interest entities. The Alleviating Burden Opinions further prohibits online tutoring and offline academic tutoring for preschoolers aged between three and six years old (including foreign language tutoring and academic tutoring classes carried out in the name of preschool classes, primary school transitioning or preparation classes or thought training classes). Administration and supervision over Academic AST institutions for students in grades ten to twelve shall be implemented by reference to the Alleviating Burden Opinions.

The Ministry of Education issued the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-school Tutoring in the Compulsory Education in July, 2021, according to which IT education after-school tutoring is classified as a non-academic subject. The Guidelines for Classification and Identification of After-school Tutoring Programs in Compulsory Education issued in November 2021 further sets forth specific criteria to differentiate academic and non-academic tutoring courses. Although we believe that our STEM education programs are not classified as academic tutoring courses under the current regulatory schemes, we cannot guarantee they will not be deemed as academic tutoring courses or that the regulatory authorities will not impose similar restrictions on non-academic tutoring courses, in which case our business may be materially and adversely affected. Moreover, our services to preschool-aged children may be materially and adversely affected under the Alleviating Burden Opinions.

We may lose market share and our financial results may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to the changing market conditions and trends.

The STEM education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. As the STEM education market in China matures, there is increased demand for highly specialized IT labor, and we may face competition from other STEM education providers. In the future, we may also face competition from new entrants into the Chinese STEM education market. Furthermore, as we expand into new fields within or beyond the STEM education services market, we may face competition for student enrollment from existing online and offline providers of similar services.

Some of our competitors may be able to devote more resources than we can to the development, promotion and provision of their education services and respond more quickly than we can to changes in student needs, market trends or new technologies. In addition, some of our competitors may be able to respond faster to changes in student preferences in some of our geographic markets and engage in price-cutting strategies. For our STEM education programs, some of our competitors may have more experience in designing courses based on minors’ preferences, mentality and learning curve. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may be forced to reduce our tuition fees and lose our market share, which will adversely impact our financial results.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security, and the State Administration for Market Regulation have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Information Security and Privacy Protection.” The following are examples of certain PRC regulatory activities in this area:

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

In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedures for data-related activities that may affect national security. In December 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under laws of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations of mainland China, and we may be subject to cybersecurity review when purchasing internet products and services or engaging in data processing activities.

In November 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the overseas listing of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the government authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

The Civil Code promulgated in 2020 provides specific provisions regarding the protection of personal information. The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside mainland China. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis. In addition to the cybersecurity review, the Draft Data Security Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by themselves or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Data Security Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in meeting its requirements or making necessary changes to our internal policies and practices in data processing.

In general, compliance with the existing laws and regulations of mainland China, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. It may place restrictions on the conduct of our business and the manner in which we interact with our students and/or their parents. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities or damage to our reputation and credibility and could have a negative impact on revenues and profits. Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other data, could cause our students and/or their parents to lose trust in us and could expose us to legal claims. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

If we fail to protect our intellectual property rights, we may lose our competitive advantage and our brands and operations may suffer.

We consider our copyrights, trademarks, trade names and domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brands. Our major brand names and logos are registered trademarks in mainland China. Our proprietary curricula and course materials are protected by copyrights. However, preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in mainland China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in mainland China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in mainland China is uncertain and evolving, and could involve substantial uncertainties to us. There have been several incidents in the past where third parties used our “TCTM”, “TongchengTongmei” and former “Tarena” brands without our authorization, and we had to resort to litigation to protect our intellectual property rights. These proceedings were all resolved in our favor and our brand and business were not materially harmed. However, if we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose our competitive advantage, our brand name may be harmed and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

A majority of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. As of December 31, 2023, we had received from our lessors’ copies of title certificates or proof of authorization to lease the properties to us for all leased properties. However, we cannot assure you that we will be able to obtain copies of title certificates or proof of authorization to lease any properties that we may lease in the future or the title to these properties we currently lease or any properties that we may lease in the future will not be otherwise challenged. Furthermore, several of our leased properties are built on allocated land in mainland China. Such properties may not be legally leased to us under laws of mainland China. Our leasehold interest in these properties may be challenged by the PRC governmental authorities to be invalid, and we may be forced to move out of such premises. In addition, we have not registered most of our lease agreements with the PRC governmental authorities as required by laws of mainland China, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Capacity constraints of our learning centers could cause us to lose students to our competitors.

Our learning centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our courses due to the capacity constraints of our learning centers. If we fail to expand our physical capacity as quickly as the demand for our classroom-based services grows, we could lose potential students to our competitors, which could adversely affect our results of operations and business prospects. As we further expand our STEM education programs, we may face more intense capacity challenges. Furthermore, the investment in the expansion of learning centers can be costly, which may have adverse impact on our gross margin, if we can manage to make such investments at all.

We may not be able to recoup the capital expenditures or investments we make to expand and upgrade our teaching, administrative, research and other capabilities.

We purchased two office buildings in Beijing for an aggregate price of RMB231.9 million in 2016. The office buildings were mainly for teaching purposes, and to a lesser extent for administrative functions. We sold one of them in 2021 and incurred a loss on disposal amounting to RMB22.3 million. We sold the other in March 2023 and recognized an impairment loss of RMB11.6 million in 2022. We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB49.6 million in 2016. The purpose of these two buildings was for teaching purposes as learning centers to accommodate the growing demand in the local market and to take advantage of favorable local policies. We sold the Qingdao building with a total consideration of RMB26.1 million and incurred a gain on disposal amounting to RMB1.1 million in 2023.

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

As part of our business strategy, we have pursued, and may continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business. Investments and acquisitions involve uncertainties and risks, including:

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

Although we commenced operations in 2002, our significant business growth and expansion began in 2009. Our previous focus had been providing professional education services since the inception of our business. In 2015, we launched STEM education courses targeting young children aged between three and eighteen to supplement our offerings. In December 2023, we entered into an equity transfer agreement to dispose of our professional education business. The Divestiture had been closed as of the date of this annual report, and our primary focus has shifted to providing IT-focused supplementary STEM education services. See “Item 4. Information on the Company—A. History and Development of the Company” for more details on the disposal of the professional education business.

Our business and our prospects must be evaluated in light of the risks and uncertainties encountered by companies at a comparable stage of development. Furthermore, our results of operations may vary from period to period in response to a variety of other factors, including general economic conditions and regulations, government actions pertaining to the education services sector in China, changes in spending on education services, our ability to control cost of revenues and operating expenses and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, some of which are beyond our control, our historical financial and operating results may not be indicative of our future performance, and you should not rely on our past results or our historic growth rates as indicators of our future performance.

Our ability to broadcast our lectures live and to offer online learning modules on 61it.cn and depends upon the performance and reliability of our systems and the internet infrastructure and telecommunications networks in China.

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

Our ability to offer online learning modules also depends on the performance and reliability of the internet infrastructure in China. Disruptions to the internet infrastructure of China may deny our students access to the learning functionalities on our 61it.cn, which may hinder students from effectively learning our education contents. Furthermore, increases in the traffic on 61it.cn could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our course offerings, which would hurt our brands and reputation and negatively affect our revenue growth. We may need to incur additional costs to improve our systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher traffic volume in the future.

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

Labor costs in China have risen in recent years. We employed 7,022 employees in mainland China as of December 31, 2023, of which 5,385 employees were associated with our continuing operations. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, the PRC government has promulgated laws and regulations to enhance labor protection, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may reduce our net income.

In February 2014, we adopted a 2014 share incentive plan with a term of ten years. In February 2024, we adopted a 2024 share incentive plan, or the 2024 Plan. Pursuant to the share incentive plans, we issued, and may continue to issue, options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Plan, or the Award Pool, is 3,500,000, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing on January 1, 2025, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the share incentive plans, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2023, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB0.7 million (US$0.1 million) and RMB1.1 million (US$0.1 million), respectively, which will be recognized over a weighted average period of 1.32 years and 0.45 years, respectively. Expenses associated with share-based compensation awards granted under our share plan may reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Furthermore, our ability to broadcast live lectures and provide our education services through 61it.cn depends on the continuing operation of our technology system, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. Our disaster recovery planning cannot account for every conceivable possibility. Any damage to or failure of our technology system could result in interruptions in our services, and our brands could be damaged if students believe our systems are unreliable. Such disruptions could severely interfere with our business operations and adversely affect our results of operations.

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

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended on September 10, 2008, February 6, 2016 and March 29, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. The latest amended version cancelled the previous requirements on the primary foreign investor’s performance and operational experience and requirements on approvals from the Ministry of Industry and Information Technology, and the Ministry of Commerce, or their authorized local counterparts. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation. Although the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, jointly issued by the NDRC and the Ministry of Commerce on December 27, 2021, and effective from January 1, 2022, and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (For-profit E-commerce Business), promulgated by the Ministry of Industry and Information Technology in June 2015, allow a foreign investor to own up to 100% of the total equity interest in e-commerce business, domestic multi-party communication, storage and forwarding classes and call centers, we have not engaged in any of such business. Due to the foreign ownership restriction on internet content and other value-added telecommunication services, we operate our 61it.cn website and Tongcheng Online App through Beijing Tongcheng, and such website and application have been included in the permitted operation scope under the ICP license held by Beijing Tongcheng. Beijing Tongcheng is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jin Li, a member of our management body. Mr. Han and Mr. Li are both citizens of mainland China. Our mainland China subsidiary, Tongcheng Shidai, entered into a series of contractual arrangements with Beijing Tongcheng and its shareholders, which enable us to:

•	exercise effective financial control over Beijing Tongcheng;
•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tongcheng; and
•	have an exclusive option to purchase all or part of the equity interests in Beijing Tongcheng when and to the extent permitted by laws of mainland China.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Tongcheng and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Investors in our ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the variable interest entities.

Han Kun Law Offices, our PRC legal counsel, is of the opinion that (i) the ownership structure of Beijing Tongcheng and Tongcheng Shidai will not result in any violation of laws or regulations of mainland China currently in effect; and (ii) the contractual arrangements among Tongcheng Shidai, Beijing Tongcheng and its shareholders governed by laws of mainland China are valid, binding and enforceable, and will not result in any violation of laws or regulations of mainland China currently in effect.

There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China concerning foreign investment in mainland China, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to VIEs will be adopted or if adopted, what they would provide. For example, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, all of which were aimed to regulate both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. Companies in mainland China that seek to offer and list securities in overseas markets, in direct or indirect means, are required to fulfill the filing procedures with the CSRC and submit relevant information. At the press conference in relation to the promulgation of the Overseas Listing Regulations on February 17, 2023, the CSRC officials clarified that, as for companies seeking overseas offering, listing with VIE structures and applying to file with the CSRC, the CSRC will solicit opinions from the PRC regulatory authorities and proceed with the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities, which are subject to filing requirements under the Overseas Listing Regulations, due to our VIE structure, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the Overseas Listing Regulations was recently promulgated, it remains uncertain as to its interpretation, implementation and enforcement, in particular, for companies with VIE structures, and there also remain uncertainties how they will affect our operations in mainland China and our future capital-raising activities. On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020. Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. Although the PRC Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition of “foreign investment” in the future. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Value-Added Telecommunications Services—The Foreign Investment Law” and “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our holding company in the Cayman Islands, the variable interest entities, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, the business, financial condition, and results of operations of the variable interest entities and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the variable interest entities, which contributed 6.6% of our revenues from continuing operations in 2023. If we or Beijing Tongcheng is found to be in violation of any existing or future laws or regulations of mainland China, or such arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we fail to obtain, maintain or renew any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business and operating licenses of our subsidiaries in mainland China and Beijing Tongcheng;
●	discontinuing or restricting the conduct of any transactions between our subsidiaries in mainland China and Beijing Tongcheng;
●	imposing fines, confiscating the income from Beijing Tongcheng, or imposing other requirements with which we or Beijing Tongcheng may not be able to comply; or
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Beijing Tongcheng and deregistering the equity pledges of Beijing Tongcheng.

We launched our 61it.cn online learning platform in July 2018 to deliver online live instruction of our IT-focused supplementary STEM education courses to students aged between three and eighteen. 61it.cn features an OMO-based interactive classroom and leveled class materials covering multiple programming languages such as Scratch, Python, Javascript, HTML, CSS and C++. 61it.cn is also important for our marketing efforts. Therefore, the imposition of any of these penalties could result in a material and adverse effect on our ability to provide online education services and conduct our marketing and promotional activities through 61it.cn. Beijing Tongcheng has added our 61it.cn website under its ICP license.

If the PRC authorities determine that we can no longer own and operate certain of our learning centers through our subsidiaries in mainland China, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the variable interest entities), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.

There are still uncertainties under the current laws of mainland China as to whether a wholly foreign-owned enterprise is allowed to indirectly invest in and own private schools through its subsidiaries in mainland China. On the one hand, the Private Education Law does not expressly prohibit a subsidiary of a foreign-invested enterprise from investing in private schools. The Amendment to the Private Education Law Implementation Rules provides that foreign-invested enterprises established in mainland China and social organizations controlled by any foreign entity are prohibited from establishing or participating in establishing private schools to provide compulsory education; and the establishment of any other type of private school is subject to the provisions of the State on foreign investment. Moreover, the Alleviating Burden Opinions specifies that foreign capital is prohibited from controlling or investing in any academic after-school tutoring institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entity, but has not expressly imposed restriction on non-academic after-school tutoring institutions. On the other hand, according to the Private Education Law, Chinese-foreign cooperation in operating schools is specifically governed by the Regulations on Operating Chinese-foreign Schools and its implementing rules, which require specific approvals from those governmental authorities in charge of either human resources and social security or education, and that any foreign party to such Chinese-foreign cooperation in operating schools be an educational institution with relevant experience in providing educational services outside mainland China. In addition, the Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools which provide educational services mainly for Chinese citizens in mainland China. It remains uncertain as to how and to what extent the Alleviating Burden Opinions may affect the regulation and administration on non-academic after-school tutoring institutions. In addition, there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China. In practice, different local authorities have different views and administrative policies on whether foreign institutions or individuals are permitted to use their direct or indirect wholly owned subsidiaries incorporated in mainland China to establish a school under the Private Education Law without violating the Regulations on Operating Chinese-foreign Schools. For example, Beijing published the Setting Standards of Science and Technology After-school Tutoring (Trial) (Draft for comment) on December 19, 2023, which emphasizes that if the organizer of a science and technology after-school tutoring institution is a foreign invested enterprise or a social organization controlled by a foreign party, the organizer should comply with relevant regulations in mainland China. As of the date of this annual report, the draft was released for public comment only, and its respective provisions may be subject to change with substantial uncertainty.

As of March 31, 2024, 33 private schools sponsored by our wholly owned subsidiaries in mainland China have obtained private school operating permits, and based on the results of verbal inquiries with the governmental authorities of education, we believe that the ownership structure of our schools has not been challenged by the government authorities. However, certain local government authorities hold that a wholly foreign-owned enterprise is prohibited or restricted from indirectly investing in or owning private schools through its subsidiaries. As a result, we may have to apply for private school operating permits through a subsidiary of the current VIE, Beijing Tongcheng, in certain regions to satisfy the requirement of such local governmental authorities to the extent necessary. If the PRC government authorities determine in the future that we can no longer own and operate our schools and their related learning centers through our subsidiaries in mainland China, which are considered ineligible to act as sponsors of private schools, we may need to transfer these schools and related learning centers to the variable interest entities, which may severely disrupt our business and expose us to increased risks associated with the contractual arrangements relating to the variable interest entities.

Any failure by Beijing Tongcheng or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

If Beijing Tongcheng or its shareholders fail to perform their obligations under their contractual arrangements with us, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Beijing Tongcheng were to refuse to transfer their equity interest in Beijing Tongcheng to us or our designee if we exercise the exclusive option agreements pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with laws of mainland China and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under laws of mainland China, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in mainland China courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective financial control over Beijing Tongcheng, and our ability to conduct our business may be negatively affected.

If we had direct ownership of Beijing Tongcheng, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Beijing Tongcheng, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Beijing Tongcheng and its shareholders of their obligations under the contracts to exercise control over Beijing Tongcheng. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over variable interest entity through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the mainland China courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business may be materially adversely affected. Therefore, our contractual arrangements with Beijing Tongcheng may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

The shareholders of Beijing Tongcheng may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Beijing Tongcheng. The equity interests of Beijing Tongcheng are held by Mr. Shaoyun Han and Mr. Jin Li. The interests of these individuals as the shareholders of Beijing Tongcheng may differ from the interests of our company as a whole. These shareholders may breach, or cause Beijing Tongcheng to breach, or refuse to renew, the existing contractual arrangements we have with them and Beijing Tongcheng, which would have a material and adverse effect on our ability to effectively control Beijing Tongcheng. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request them to transfer all of their equity ownership in Beijing Tongcheng to a mainland China entity or individual designated by us. We rely on Mr. Shaoyun Han, who is our director and who owe a fiduciary duty to our company, and Mr. Jin Li, who is a member of our management body, to comply with the terms and conditions of the contractual arrangements. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Tongcheng, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with the variable interest entities may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Tongcheng Shidai and the variable interest entities did not represent an arms-length price and adjust the variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the variable interest entities, which could in turn increase their tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require any of our subsidiaries in mainland China to adjust its taxable income under the contractual arrangements it currently has in place with the variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Our contractual arrangements with the variable interest entities may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.”

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

If Beijing Tongcheng becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business.

Due to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Beijing Tongcheng as well as its shareholders. As part of these arrangements, Beijing Tongcheng holds assets that are important to the operation of our business, including the domain names and ICP license for our 61it.cn website.

We do not have priority pledges and liens against Beijing Tongcheng’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Beijing Tongcheng undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Beijing Tongcheng’s assets. If Beijing Tongcheng liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Beijing Tongcheng by Tongcheng Shidai under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Beijing Tongcheng through carefully designed budgetary and internal controls to ensure that Beijing Tongcheng is well capitalized and is highly unlikely to trigger any third-party monetary claims in excess of its assets and cash resources. Furthermore, Tongcheng Shidai has the ability, if necessary, to provide financial support to Beijing Tongcheng to prevent such an involuntary liquidation.

If the shareholders of Beijing Tongcheng were to attempt to voluntarily dissolve or liquidate Beijing Tongcheng without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Beijing Tongcheng’s shareholders to transfer all of their equity ownership interest to a mainland China entity or individual designated by us in accordance with the exclusive option agreements with the shareholders of Beijing Tongcheng. In the event that the shareholders of Beijing Tongcheng initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Beijing Tongcheng without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding would be uncertain. The uncertainties in legal proceedings to enforce the terms of the contractual agreements are mainly caused by the laws of mainland China that prohibit domestic companies holding ICP licenses from assisting foreign investors in conducting value-added telecommunications business in mainland China. Under the Ministry of Industry and Information Technology Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in mainland China.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

In mainland China, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are typically executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the local branch of the State Administration for Market Regulation. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to, issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and the variable interest entities are generally held by the respective entity so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and the variable interest entities in mainland China have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of our subsidiaries and the variable interest entities in mainland China have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally store them in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our subsidiaries and the variable interest entities in mainland China, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or variable interest entity with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over a subsidiary or variable interest entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the PRC authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.

The legal system of mainland China is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the government of mainland China began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in mainland China. Our subsidiaries and the VIEs in mainland China are subject to various laws and regulations of mainland China generally applicable to companies in mainland China. However, since these laws and regulations are relatively new and the legal system of mainland China continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) some of which may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in mainland China could materially and adversely affect our business and impede our ability to continue our operations.

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

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the government of mainland China has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China is still owned by the government. In addition, the government of mainland China continues to play a significant role in regulating industry development by imposing industrial policies, and has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China. The government of mainland China also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. A decline in the economic prospects of IT and other professionals could alter the spending priorities of the parents of our current and prospective students. We cannot assure you that if the macroeconomic environment deteriorates, parents will continue to spend on STEM education for their children. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for our education services, which could materially and adversely affect our financial condition and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.

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

Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia’s audit working papers related to us are located in mainland China. With respect to audits of companies with operations in mainland China, such as us, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in mainland China without the approval of Chinese authorities. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely the auditors we retain to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a mainland China “resident enterprise” for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-mainland China shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, as amended on February 24, 2017 and December 29, 2018, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a mainland China “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as Circular 82, issued in April 2009, as amended in January 2014 and December 2017, by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seals, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Circular 82 also clarified that dividends and other income paid by such “resident enterprises” will be considered to be mainland China source income, subject to mainland China withholding tax, currently at a rate of 10%, when recognized by shareholders that are non-mainland China resident enterprises. Further to Circular 82, the State Administration of Taxation issued a bulletin, known as Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of mainland China resident enterprise status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by mainland China enterprises and there are currently no further rules or precedents governing the procedures and specific criteria for determining the “de facto management body” for a company like ours, or controlled by mainland China enterprise groups, not those controlled by mainland China individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the general position of State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, mainland China enterprise groups or by mainland China or foreign individuals.

We do not believe that TCTM meets all of the conditions above and thus we do not believe that TCTM a mainland China resident enterprise, despite the fact that all of the members of our management team as well as the management team of our offshore holding company are located in mainland China. However, if the PRC tax authorities determine that TCTM Kids IT Education Inc. is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to mainland China enterprise income tax reporting obligations. Second, although dividends paid by one mainland China tax resident to another mainland China tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities, have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any mainland China enterprise or enterprise group and treated as resident enterprises for mainland China enterprise income tax purposes.

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

In connection with the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued Circular 59 in April 2009, which became effective retroactively on January 1, 2008. On February 3, 2015, the State Administration of Taxation issued Public Notice 2015 No.7, or Public Notice 7. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a mainland China “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to mainland China enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the “indirect transfer” as they have to make a self-assessment as to whether the transaction should be subject to mainland China taxes and to file or withhold the mainland China taxes accordingly. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or to establish that we should not be taxed under Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

In October 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or Circular 37, which provides certain changes to the current withholding regime, amends certain provisions in Public Notice 7. For example, Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven (7) days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a mainland China resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59, Public Notice 7 and Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59, Public Notice 7 or Circular 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, the State Administration of Taxation promulgated Administrative Measures on the General Anti-Avoidance Rule (Trial) on December 12, 2014, which shows the authority’s intention to fight against any tax avoidance scheme that is adopted to obtain unwarranted tax benefit without reasonable commercial purpose. A press release, made by the State Administration of Taxation to clarify certain issues relating to the application of this set of measures, stated that the measures may be applicable if any general tax-avoidance scheme exists in the offshore indirect transfer of equity interests. Since it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the governmental authorities, we cannot predict how these regulations will affect our business operations, future acquisitions or strategy.

We face risks and uncertainties with respect to the licensing requirement for value-added telecommunication services, internet audio-video programs, radio or television programs production and operation, internet publication, and filing requirements for commercial franchise.

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the State Council, which were subsequently amended in 2014 and 2016. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. A Catalog of Telecommunications Business was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. This catalog was most recently updated in June 2019, and the information services are classified as value-added telecommunications services.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the government authorities before engaging in any commercial internet information services operations within mainland China. We offer online learning courses through 61it.cn website, which may be deemed as providing commercial internet information services and required to obtain an ICP license. Conducting value-added telecommunication services without obtaining an ICP license may result in fines or even order to suspend operation of our website. Beijing Toncheng obtained an ICP license for 61it.cn.

In December 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, the predecessor of Administration of Radio and Television newly established in April 2018, and the Ministry of Industry and Information Technology, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008, and amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulates that no entities or individuals may provide internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by SAPPRFT or its local bureaus or completing the required registration with SAPPRFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the internet of audio-video programs, or the provision of audio-video program uploading and transmission services. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

Furthermore, on April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, amended on March 10, 2017, which clarified the scope of internet audio-video programs services. According to the tentative categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

We transmit our recorded audio-video quality education programs through our 61it.cn to enrolled course participants. In addition, we provide live teaching services so that students can choose different learning modes. As a result, we may be subject to the Internet Audio-Video Program Measures. If the governmental authorities determine that our provision of lecture videos on 61it.cn falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, a producer or operator of radio or television programs is required to obtain a License for Radio and Television Program Production and Operation under laws and regulations of mainland China.

Furthermore, we offer videos of lectures on our website of 61it.cn. Governmental authorities may determine that our online content services fall within the scope of “internet publishing,” and therefore require us to apply for an Internet Publishing License, which we have not obtained from SAPPRFT. We may not be able to obtain such a license if we are requested to obtain one in the future, and we may therefore become subject to penalties, fines, legal sanctions or be ordered to suspend the video content on the website, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the State Council promulgated The Administrative Regulations on Commercial Franchise on February 6, 2007. The Ministry of Commerce promulgated the Administrative Measures on Filing of Commercial Franchise on April 30, 2007, which was recently amended on December 29, 2023. Under these regulations, “franchise operations” involves granting of a license by an enterprise owner of registered trademarks, enterprise logos, patents, proprietary technologies or other business resources, or franchisor, to another business operator, the franchisee, to use such business resources owned by the franchisor through a contractual arrangement, where the franchisee operates the business according to a uniform business model stipulated under the contract and pays the franchisor franchising fees. A franchisor shall file with the Ministry of Commerce or its local office within 15 days from the date of entering into a franchise contract with a franchisee for the first time. If we fail to complete any filing for franchise operations, the competent authorities may order us to complete such filing within a stipulated period and we may be subject to a fine between RMB10,000 and RMB50,000. If we still fail to complete such filing within a stipulated period, we may be subject to a fine between RMB50,000 and RMB100,000, and a public announcement may be issued against us. Wuhan Haoxiaozi Robot Technology Co., Ltd., the wholly owned subsidiary of Tongcheng Shidai, completed the filling with Ministry of Commerce for the franchise operations.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five relevant guidelines, which became effective on March 31, 2023.

Pursuant to the Overseas Listing Regulations, companies in mainland China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of the intended listing. The Overseas Listing Regulations also provides that a company in mainland China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC in connection with the historical offerings, but these companies are required to fulfill filing obligations with the CSRC in connection with their additional capital raising activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our historical offerings, but may be subject to the filing requirements for our future capital raising activities, if any, under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Regulations remain uncertain, and this is particularly true for companies conducting their operations in mainland China through variable interest entities. There remain substantial uncertainties with respect to how the CSRC filing procedures under the Overseas Listing Regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offerings or other capital raising activities. For more details of the Overseas Listing Regulations, please refer to “Item 4. Information on the Company— B. Business Overview— Government Regulations—Regulations Relating to Overseas Listing and M&A.”

On February 24, 2023, the CSRC, jointly with some other governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which became effective on March 31, 2023. Pursuant to the provisions, China-based companies that offer and list securities in overseas markets shall establish a confidentiality and archives system. These China-based companies shall obtain approval from the authorities and file with the confidential administration authorities, either by itself or its offshore listing entity, when providing or publicly filing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service institutions or offshore regulatory authorities. In addition, these companies shall complete relevant procedures if the documents or materials filed may adversely affect national security or public interests once publicly disclosed, or if these companies provide accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals.

Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Moreover, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial condition and business prospects may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Regulations establish complex approval procedures for some acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. The transfers of our learning centers from the variable interest entities to our former wholly owned subsidiaries in China may be subject to such approval procedures, in which case we may need to restructure the ownership and operation of the affected learning centers, and as a result we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.

Six PRC regulatory agencies promulgated regulations effective in September 2006 and amended in June 2009 that are commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of mainland China companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other regulations of mainland China to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

In addition, in accordance with the M&A Rules, approval of the Ministry of Commerce is required for acquisitions of mainland China domestic enterprises by foreign companies that are established or controlled by mainland China domestic companies, enterprises or individuals related to the target mainland China domestic enterprises, or “Related Party Acquisitions,” and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in mainland China or in other ways. Although M&A Rules have been effective since September 2006, we are not aware of any precedent of approval by the Ministry of Commerce of any Related Party Acquisition conducted by mainland China domestic individuals. Starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of the variable interest entity to our former wholly owned subsidiary, Tarena Technologies Inc., or Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of the variable interest entity had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to Beijing Tarena for business operation purpose in 2018. In 2019, three of our learning centers which provide online education services were transferred back to Beijing Tarena for business operation purpose and one school was newly set up through Beijing Tarena. In 2021, two schools were newly set up through Beijing Tarena. In February 2023, one school was transferred to a subsidiary of Beijing Tarena. As Mr. Shaoyun Han is a shareholder of both TCTM (formerly known as “Tarena”) and the VIEs, even though the transfers of the companies from the variable interest entity to our former wholly owned subsidiaries in mainland China are not “acquisitions by foreign investors of mainland China domestic enterprises” under the M&A Rules, and our wholly foreign invested enterprises in mainland China were converted into a wholly foreign invested enterprise before the effective date of the M&A Rules, the requirement for an approval from the Ministry of Commerce may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools, which are not enterprises, from subsidiaries of the variable interest entity to our former wholly owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the Ministry of Commerce determines that our previous transfers of learning centers from the variable interest entity to our former wholly owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the Ministry of Commerce’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may need to transfer these companies and schools, including the related learning centers, back to the variable interest entity. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entity. See “—Risks Related to Our Corporate Structure.”

Regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our mainland China subsidiaries, or otherwise expose us to liability and penalties under laws of mainland China.

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require mainland China residents, including mainland China institutions and individuals, to register with the local branch of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by mainland China individuals, share transfer or exchange, merger, division or other material events. In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under laws of mainland China for foreign exchange evasion, including (i) the requirement by the SAFE to return the foreign exchange remitted overseas within a period specified by the SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our mainland China subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of the SAFE. The qualified banks, under the supervision of the SAFE, directly examine the applications and conduct the registration.

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

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a mainland China domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with regulations of mainland China regarding the registration requirements for employee share ownership plans or share option plans may subject the mainland China plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other rules and regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with the SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a mainland China subsidiary of the overseas publicly listed company or another qualified institution selected by the mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Stock Incentive Plans.” We and our mainland China employees who have been granted share options and restricted share units are subject to these regulations and we have completed the registrations of our stock incentive plans with the local SAFE as required by laws of mainland China. Failure of our mainland China share option holders or restricted shareholders to complete their SAFE registrations may subject these mainland China residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in mainland China, limit our mainland China subsidiaries’ ability to distribute dividends to us, or otherwise materially and adversely affect our business.

Regulation of direct investment and loans by offshore holding companies to mainland China entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offerings to make loans to our subsidiaries and the variable interest entities in mainland China, or making additional capital contributions to our mainland China subsidiaries, which could adversely affect our ability to fund and expand our business.

TCTM is our offshore holding company conducting operations in mainland China through our mainland China subsidiaries and the variable interest entities. Under laws and regulations of mainland China, we are permitted to utilize the proceeds from offshore offerings to make loans to our mainland China subsidiaries and the variable interest entities, or to make additional capital contributions to our mainland China subsidiaries, subject to applicable government registration and approval requirements. None of our loans to any subsidiary in mainland China or variable interest entity can exceed the difference between its total amount of investment and its registered capital approved under the laws of mainland China or three times of the net assets provided in the latest audited financial report of such subsidiary in mainland China, as applicable, and the loans must be registered with the local branch of SAFE. Our capital contributions to our subsidiaries in mainland China or establishment of new subsidiaries in mainland China shall be recorded with the Ministry of Commerce or its local counterpart. Meanwhile, we are not likely to finance the activities of the variable interest entities by means of capital contributions given the mainland China’s legal restrictions on foreign ownership of value-added telecommunication-based services and production and operation of radio and television programs.

In May 2014, SAFE promulgated the Provisions on the Foreign Exchange Administration Rules on Cross-border Guarantee, which, along with the PRC Foreign Currency Administration Rules, provides that failure to register a cross-border guarantee may subject the violator to order to rectify, warning and a fine no more than RMB300,000. In June 2016, SAFE promulgated SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.

In light of the various requirements imposed by the regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, including the SAFE rules and circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to existing and future loans by us to our mainland China subsidiaries and the variable interest entities or additional capital contributions by us to our mainland China subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could adversely affect our ability to fund and expand our business.

Our subsidiaries and the variable interest entities in mainland China are subject to restrictions on paying dividends or making other payments to our holding company, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. As a result of the holding company structure, it currently relies on dividend payments from our subsidiaries in mainland China. However, the regulations of mainland China currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and the variable interest entities in mainland China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of mainland China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Governmental control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or the variable interest entities in mainland China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries and the variable interest entities in mainland China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our ordinary shares and ADSs.

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

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of mainland China. We receive most of our revenues in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our mainland China subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our mainland subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders.

We may not be able to obtain certain treaty benefits on dividends paid to us by our subsidiaries in mainland China through our subsidiaries in Hong Kong.

Under the EIT Law and its implementation rules, dividends generated from retained earnings from a mainland China company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tarena HK and Kids IT Education (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its subsidiary in mainland China if it holds a 25% or more interest in that particular subsidiary in mainland China, or 10% if it holds less than a 25% interest in that subsidiary. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least a 25% share ownership in the mainland China enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or an arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular on Several Issues Regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the State Administration of Taxation and took effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants a tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that an applicant who intends to prove his or her status as the “beneficial owner” shall submit relevant documents to the tax authority according to the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, or Circular 60, which was replaced and repealed by Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 35. Circular 35, which was issued in October 2019 by the State Administration of Taxation and became effective on January 1, 2020, sets forth that non-resident enterprises and their withholding agents shall enjoy treaty benefits by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. Moreover, according to Circular 81 and Circular 35, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a preferential tax treatment, the tax authorities may adjust the preferential withholding tax in the future.

It may be difficult for overseas regulators to conduct an investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China, and without the consent of the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China and by the Board of Governors of the Federal Reserve System. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the PRC Foreign Investment Law came into effect and replaced the trio of prior laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law and its implementation regulations embody an expected regulatory trend of mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, there are still uncertainties in relation to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations. For instance, under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted in mainland China by foreign individuals, enterprises or other entities. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the laws and regulations of mainland China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

If any of the variable interest entities were deemed as foreign invested enterprise under any such future laws, administrative regulations or provisions and any of our business were included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. If we or any of the variable interest entities is found to be in violation of any existing or future laws, administrative regulations or provisions of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take corresponding action regarding such violations or failures to such entities, such as:

•	order to immediately terminate prohibited investment activities and to take certain measures to return to the pre-investment status;
•	order to rectify within prescribed period and to take necessary measures to comply with such laws, administrative regulations or provisions;
•	revocation of such entities’ business licenses and/or operating licenses;
•	shutting down of our website, or discontinuance or restriction on any transactions between certain of our mainland China subsidiaries with them;
•

fines, confiscation of the income from our mainland China subsidiaries or the variable interest entities, or other requirements with which we or the variable interest entities may not be able to comply;

•

order to restructure our ownership structure, corporate governance and business operations, including terminating the contractual arrangements with the variable interest entities and deregistering the equity pledges of the variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or impose control over the variable interest entities; or

•

restriction or prohibition on our use of the proceeds of any financing outside mainland China to finance our business operations in mainland China, and other regulatory or enforcement actions that could be harmful to our business.

Any of the above penalties may result in a material and adverse effect on our business operation. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any laws, administrative regulations or provisions of mainland China, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate the variable interest entities in the consolidated financial statement. If any of these regulatory actions result in us losing our right to direct the activities of the variable interest entities or to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in the consolidated financial statements. Any of the above results, or any other significant unfavorable actions that might be imposed on us in this event, would have an adverse effect on our business, financial condition, results of operations and prospects. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

The tension in international trade and rising political tension, particularly between the U.S. and China, may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations, such as in the relations between the United States and China. The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact the competitive position of our services or prevent us from expanding internationally. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to ongoing U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the U.S. government imposed a set of export control measures with respect to China. On October 17, 2023, the U.S. government announced additional semiconductor regulations expanding and enhancing export controls under these export control measures.

On August 9, 2023, the Biden administration released an executive order directing the Treasury Department to create an outbound foreign direct investment review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products,” which is defined to include “sensitive technologies and products in the semiconductors and microelectronics, quantum information technologies, and AI sectors that are critical for the military, intelligence, surveillance, or cyber-enabled capabilities” of China (to include Hong Kong and Macau). On the same day, the Treasury Department issued an advance notice of proposed rulemaking, which provides a conceptual framework for outbound investment controls focused on China. As of the date of this annual report, the final rules implementing the executive order has not become effective yet, and the scope of the outbound foreign direct investment review program may be materially different from what is currently contemplated. In addition, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. The U.S. government also reportedly is considering imposing new restrictions on the ability of U.S. persons to make investments in or engage in transactions with certain Chinese companies. The United States has also restricted U.S. persons from investing in publicly-traded securities of “Chinese Military-Industrial Complex” companies identified by the Treasury Department. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. The trading prices of our ADSs may continue to fluctuate and be volatile due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in mainland China were believed to have negatively affected investors’ perception and sentiment towards companies with a connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. A number of mainland China companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these mainland China companies’ securities after their offerings may affect the attitudes of investors toward mainland China companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance.

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

Our ADSs were previously listed on the Nasdaq Global Select Market and we transferred the listing of our ADSs from the Nasdaq Global Select Market to Nasdaq Capital Market in November 2023. The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on Nasdaq Global Select Market and Nasdaq Capital Market.

The requirements for continued listing when our ADSs were listed on the Nasdaq Global Select Market include maintaining a minimum closing bid price of US$1.00 per ADS and a minimum Market Value of Publicly Held Shares, or MVPHS, of US$15 million for a period of 30 consecutive trading days. On December 10, 2021 and January 20, 2022, we received written notifications from Nasdaq advising us that (i) our ADS had been trading at a price that would subject our ADSs to delisting if we fail to regain compliance with the Nasdaq minimum bid price requirement by June 8, 2022 and that (ii) we no longer meet the minimum MVPHS requirement for the Nasdaq Global Select Market and were granted a grace period of 180 calendar days, expiring on July 19, 2022, to regain compliance, respectively. We regained compliance with (i) the Nasdaq minimum bid price requirement by changing the ratio of our ADS to our Class A ordinary shares since January 6, 2022, and (ii) the minimum MVPHS requirement for Nasdaq Global Select Market since June 1, 2022. On July 28, 2023, we received a further notice from Nasdaq indicating that we no longer meet the minimum MVPHS requirement for the Nasdaq Global Select Market and were granted a grace period of 180 calendar days, expiring on January 24, 2024, to regain compliance. As a result, in November 2023 we applied to Nasdaq and Nasdaq approved for transferring the listing of our ADSs from the Nasdaq Global Select Market to the Nasdaq Capital Market, effective on November 17, 2023. As of the date of this annual report, we have met all of the continued listing requirements for the Nasdaq Capital Market, including the requirement on minimum MVPHS as set forth in Nasdaq Listing Rule 5550(a)(5) upon the transfer. However, there can be no assurance that we will meet all of the requirements for continued listing in the future.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchases will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

Our board of director have authorized a few share repurchase programs in recent years, some of which were not fully consummated:

•	On December 31, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$2.5 million of our shares over the next six months;
•

On June 29, 2022, our board of directors authorized to extend the share repurchase program over the next six months, pursuant to which we may repurchase up to approximately US$1.36 million of our shares through December 31, 2022; and

•

On November 28, 2022, our board of directors authorized a new share repurchase program over the next twelve months, pursuant to which we may repurchase up to US$3 million of our shares during the 12-month period beginning from November 28, 2022.

From January 1, 2022 to November 28, 2023, we repurchased approximately 781,064 ADSs at a weighted average price of US$3.48 per ADS pursuant to our share repurchase program. In addition, we also repurchased 5,119,698 of the Company’s class A ordinary shares beneficially owned by Talent Fortune Investment Limited, an affiliate of KKR & Co. Inc., at a repurchase price of $0.2 per share in January 2024.

Our board of directors also has the discretion to authorize additional share repurchase programs or share repurchase transactions in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase activity will enhance long-term shareholder value. The share repurchase activities could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. Furthermore, share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 29, 2024, our Class B ordinary shares represent 17.6% of our total issued and outstanding ordinary shares on an as-converted basis and entitle their holders to 62.5% of our total voting power.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs as being beneficially owned by us for U.S. federal income tax purposes because we control the entities’ management decisions, we are entitled to substantially all of the economic benefits associated with the entities, and, as a result, we consolidate the entities’ results of operations in our U.S. GAAP financial statements. If it was determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2023. No assurances can be given with regard to our PFIC status for the current taxable year or the foreseeable future because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years. In particular, recent declines in the market price of our ADSs significantly increased our risk of being or becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our fifth amended and restated memorandum and articles of association, the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

We relied on the exemption available to foreign private issuers for the requirement that such issuers hold an annual general meeting of shareholders no later than December 31, 2023. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2023. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2024 Plan. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a United States domestic issuer.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. We have been investigated by several law firms in the U.S. for potential securities claims in the past. TCTM Kids IT Education Inc. (formerly known as Tarena International Inc.) and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021, in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016, and November 1, 2019, related to the company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On January 18, 2022, TCTM Kids IT Education Inc. (formerly known as Tarena International Inc.) moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing was completed on May 19, 2022. While the motion to dismiss was pending, the plaintiffs and the company reached an agreement in principle to settle all claims. On July 13, 2022, the plaintiff filed a letter informing the court of the settlement in principle. On August 31, 2022, the parties filed a motion for preliminary approval of the proposed settlement agreement. Preliminary approval hearing took place on November 8, 2022, and the court reserved judgement on the motion pending submission of additional information. In December 2022, the parties submitted revised settlement materials to the court. On August 3, 2023, the court ordered additional revisions to the settlement papers, which the parties submitted on August 18, 2023. On September 5, 2023, the court granted preliminary approval for the settlement agreement with us. The final fairness hearing is scheduled for February 9, 2024. The parties are awaiting the court’s ruling. We cannot ascertain the final result of the class action, and our involvement in the class actions, whatever the final result may be, could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began our operations in Beijing in September 2002 through Beijing Tarena Technology Co., Ltd. In November 2012, we changed the name of Beijing Tarena Technology Co., Ltd. to Tarena Technologies Inc., or Tarena Tech. Tarena International, Inc., an exempted company with limited liability, was incorporated in the Cayman Islands in October 2003 and became our ultimate holding company. We established Tarena HK as our wholly owned subsidiary in October 2012.

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

In 2018, we invested RMB18.5 million in three companies that are mainly engaged in the provision of IT and educational products and services, and we disposed of our investment in one of them with a consideration of RMB4.9 million (US$0.7 million) in 2022. In 2018, we acquired Wuhan Haoxiaozi Robot Technology Co., Ltd., one of the largest STEM robotics programming education service providers in Hunan and Hubei provinces in China. In 2019, we invested RMB10.0 million in one mainland China company which is mainly engaged in investment management businesses.

On December 8, 2020, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Mr. Shaoyun Han, our founder and chairman of the board of directors, to acquire all of the outstanding Class A ordinary shares of our company that are not already owned by Mr. Shaoyun Han and his affiliates, or the Buyer Group, for a purchase price of $4.00 per American Depositary Share, or US$4.00 per Class A ordinary share, in cash. On December 10, 2020, our board of directors formed a special committee, or the Special Committee, consisting of two independent directors, Mr. Arthur Lap Tat Wong, as the chairman of the Special Committee, and Mr. Hon Sang Lee, to evaluate and consider the Proposal Letter. On December 30, 2020, we announced that the Special Committee had retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist it in this process. On April 30, 2021, we announced that we had entered into an Agreement and Plan of Merger, or the Merger Agreement, with Kidedu Holdings Limited, or the Parent, and Kidarena Merger Sub, a wholly owned subsidiary of Parent, or the Merger Sub. Pursuant to the Merger Agreement, the Merger Sub will merge with and into us, with us continuing as the surviving company and becoming a wholly owned subsidiary of the Parent in a transaction implying an equity value of us of approximately US$230.6 million. The merger consideration will be funded through cash contribution by Ascendent Capital Partners III, L.P. or its affiliates, or the Sponsor (together with Mr. Shaoyun Han, the Buyer Group). On September 31, 2021, we announced that we had delivered a written notice to the Parent, the Merger Sub and Ascendent Capital Partners III, L.P., of our intention to terminate the Merger Agreement due to the breach of the Merger Agreement by the Parent and the Merger Sub. On November 15, 2021, we announced that all parties mutually agreed to terminate the Merger Agreement due to disagreement on specific terms and conditions within the Merger Agreement. Pursuant to the Termination Agreement, the Buyer Group paid a settlement fee of US$3.53 million to us on November 24, 2021. The Merger Agreement was therefore terminated on the same date upon receipt of the settlement fee.

We previously also cooperated with universities and colleges in mainland China to offer joint-major degree programs and related peripheral services to colleges and students in accordance with the higher education reform policies of each province. On April 28, 2023, we entered into agreements to dispose of our controlling interest in our university and college joint academic programs and related peripheral services to colleges and students, or the Target Business, to a consortium. Mr. Shaoyun Han, our founder and chairman, is member of the investor consortium and has an interest in the disposal transaction. The Target Business accounted for an insignificant portion of our revenues and assets during the recent fiscal years before the disposal, and therefore, we do not expect the disposal to have any material impact on our business operations and financial performance.

On December 24, 2023, we entered into an equity transfer agreement to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, or the Divestiture. Ms. Lijuan Han, sister of the Company’s founder and chairman Mr. Shaoyun Han, is a member of the buyer consortium and has an interest in the Divestiture. The Divestiture had been consummated at the end of March 2024. Upon the consummation of the Divestiture, the professional education business, including the business operated by the former VIE, had been divested, and the STEM education business operated by the former VIE had been transferred to the current VIE. The Divestiture represented a strategic shift that has a major effect on our company’s operations and financial results. As a result of the Divestiture, the professional education business has been reclassified as discontinued operations and our remaining business after the Divestiture has been reclassified as continuing operations. For detailed information regarding all material financial impacts related to the Divestiture, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Impact by the Divestiture” and notes 1 and 3 to our consolidated financial statements, which are included in this annual report. For a description of the risks related to the Divestiture, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Uncertainties and risks accompany our strategy to divest our professional education business.”

On January 10, 2024, we changed our ticker symbol from “TEDU” to “TCTM”. On February 20, 2024, we held an Extraordinary General Meeting of Shareholders in Beijing where we adopted a special resolution to approve the name change of our holding company from “Tarena International, Inc.” to “TCTM Kids IT Education Inc.” The name change took effect on February 21, 2024.

After the above disposals, we expect to continue to operate our 61it.cn website through the current VIE, Beijing Toncheng, which holds the ICP license to operate the 61it.cn website and Tongcheng Online App. For a description of the risks related to our corporate structure and the contractual arrangements we have entered into with the variable interest entities, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The table below sets forth the percentages of the respective revenues from continuing operations and assets of our Company and its wholly owned subsidiaries, and the VIEs as of the dates and for the periods indicated:

				Total
	Net Revenues(1)			Assets(1)
	For the year	For the year	For the year
	ended	ended	ended	As of
	December	December	December	December
	31,	31,	31,	31,
	2021	2022	2023	2023
TCTM and its wholly owned subsidiaries	98.7%	97.1%	93.4%	76.3%
VIEs	1.3%	2.9%	6.6%	23.7%
Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between TCTM and its wholly owned subsidiaries, and the VIEs.

Our headquarters is located in Beijing, China. Our principal executive offices are located at 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, China, People’s Republic of China. Our telephone number at this address is +86 10 6213 5687. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.tctm.cn. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are currently focused on providing IT-focused supplementary STEM education services in mainland China targeting young children aged between three and eighteen. As of the date of this annual report, we offered courses in ten STEM education programs. Our education platform has live distance instruction, classroom-based learning and online learning modules.

STEM Education. In December 2015, we launched new training programs TongchengTongmei featuring IT training courses and non-IT training courses for minors. In March 2016, we rolled out robotics programming courses for students aged between three and eighteen. In 2017, we launched coding mathematics to further diversify our course offerings in STEM education. These new programs target and contain curriculum that is customized for pre-school, primary to secondary school students aged between three and eighteen. Our courses for preschool, primary to high school students adopted a dual-teaching model, which was comprised by the online teaching models and instructors from online or offline learning centers, facilitating the delivery of personalized and systematic tutoring and improving students’ understanding in on-site or online classrooms. Students are taught by either live distance instructors and/or pre-recorded videos, with instructors face-to-face in classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, led by on-site instructors.

Since 2016, we also set up standalone centers for STEM education programs, which have further improved our brand recognition and teaching facilities and brought better learning experience for our students. In 2018, we developed and launched 61it.cn as an online platform to facilitate the live instruction of our STEM education courses targeting minors to deliver an interactive and engaging learning experience beyond the geographical limitation. We have also integrated the online platform with our proprietary learning management system Tarena Teaching System, or TTS, to enhance students’ learning performance after each class. As of December 31, 2023, there were 220 TongchengTongmei standalone learning centers covering 53 cities in mainland China.

Discontinued operations. We had offered IT professional education lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of learning centers since our inception, or professional education business. In December 2023, we entered into an equity transfer agreement to dispose of our equity interests in the professional education business, or the Divestiture. The Divestiture had been consummated at the end of March 2024. Upon the consummation of the Divestiture, the professional education business, including the business operated by the former VIE, had been divested. In 2021, 2022 and 2023, revenues generated from our professional education business represented a large portion of our total revenues. See “—A. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Impact by the Divestiture” for more details.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the variable interest entities in mainland China. We operate our 61it.cn website and Tongcheng Online App through Beijing Tongcheng, and such website and application have been included in the permitted operation scope under the ICP license held by Beijing Tongcheng. Our wholly owned subsidiaries in mainland China are currently not eligible as wholly owned foreign-invested enterprises to hold ICP licenses.

Our Education Platform

Our education platform has three key components: live distance instruction, classroom-based learning and online learning modules.

Live distance instruction

Our instructors deliver live courses from our headquarters in Beijing primarily via live webcast to our students. Our live broadcast method of course delivery ensures consistency in teaching quality across all our centers. All of our instructors that deliver the course through a webcasting system are located in Beijing, where we centralize our training support. Our headquarter-level quality control department monitors the performance of each lecturer on a daily basis. We typically have multiple instructors for each course, with each instructor focusing on separate topic areas. We believe this allows our instructors to focus, and offer more in-depth teaching, on their specific areas of expertise within a subject.

Classroom-based learning

Our learning centers function as classrooms for delivering lectures. As of December 31, 2023, we directly managed a total of 220 learning centers in 53 cities across mainland China for our STEM education business. Learning centers for our STEM education business vary in terms of size, ranging between approximately 300 and 700 square meters. The number of students vary according to different courses, with typically around 6 to 8 students in small classrooms and 12 to 15 students in large classrooms.

In 2023, STEM education learning centers are distributed in 53 cities, and the student enrollments of STEM education were approximately 210,600. Approximately 52% of the students aged between three and eighteen were from the following cities: Beijing, Guangzhou, Changsha, Shenzhen, Kunming, Wuhan, Tianjin, Zhengzhou, Hefei and Nanning.

Our students are generally required to physically attend classes at our learning centers. We believe physical attendance is important as it creates a disciplined and focused learning environment for students to effectively master the course content. Requiring students to physically attend classes also facilitates the delivery of personalized and systematic tutoring. Our classroom technology infrastructure allows students to interact with instructors online to receive help on course materials and to use online modules to take notes and conduct practice exercises.

Online learning modules

Our live distance instruction and classroom-based learning are supplemented by our proprietary online learning modules featured on our TTS platform. TTS has the following five core functions:

●	Course content. TTS contains lecture slides, key lecture video recordings, case studies, practice exercises and supplemental reading materials. In addition to recordings of past lectures, TTS also features exclusive online videos on key course materials. To foster effective learning of our course lecture materials, especially theoretical knowledge points, TTS features case studies and practice exercises. TTS contains supplemental reading materials on key areas of study. TTS also allows students to download various STEM materials and study notes.
•

Self-assessment examinations. TTS features daily and weekly interactive assessments to measure learning outcomes. TTS provides students with progress tests related to the course contents and asynchronous review videos that synchronize the course curricula and study pace, serving to help students review, memorize and better apply the key points learnt at the class. Teachers can leverage the TTS platform to monitor the review progress and learning results of individual students and answer their questions on a timely basis. Students and/or their parents can similarly assess the learning results and gauge the students’ grasp of course content. After students complete a self-assessment, TTS automatically provides students with detailed explanations on each of the assessment questions.

•

Student and instructor interaction. TTS allows students to interact with instructors under the online live broadcast mode. In class, students may raise questions for instructors using the messaging tools on TTS for their coding and programming exercises. After class, students can practice and post questions to the instructors through the online question and answer board in TTS. TTS could automatically assess the performance, present to students answers and analyses, and then generate individualized learning reports. The instructors can monitor and assess students’ exercise results and learning performance through TTS, make evaluations and give feedbacks to students.

•

Student management tools. TTS allows instructors to receive daily ratings and feedback from students. Instructors may then adjust their lecture pace and coverage of course materials each day. TTS enables teaching assistants to evaluate each student’s academic performance. The teaching assistant interface of TTS contains each student’s performance results, as well as each student’s particular needs. Teaching assistants are required to follow up with students and their parents to satisfy the student’s individual learning needs and propose tailored study plans for better results. TTS also allows teaching assistants to monitor each student’s attendance and to log their daily tutoring activities.

●	Online student community. TTS serves as an online student community that fosters STEM learning collaboration among students. We encourage students to post course-related contents and comments sharing their study experiences and results among the community.

We launched 61it.cn in July 2018 to cover a broader customer base and deliver online live instruction of our IT-focused supplementary STEM education courses to students aged between three and eighteen. 61it.cn features an OMO-based interactive classroom and leveled class materials covering multiple programming languages such as Scratch, Python, Javascript, HTML, CSS and C++.

Our Course Offerings

Our courses provide students aged between three and eighteen with STEM education to help them develop their logical thinking ability as well as their practical skills. We currently offer ten STEM education programs. Our featured IT-focused supplementary STEM classes are leveled courses covering a variety of IT-related knowledge and skills tailored for Chinese learners aged between three and eighteen, and include approximately 64 to 120 learning hours per year depending on the level of course. Our STEM classes are primarily conducted by a dual-teaching model, which was comprised by the online teaching models and instructors from online or offline learning centers, facilitating the delivery of personalized and systematic tutoring and improving students’ understanding in on-site or online classrooms. In 2023, the total student enrollments of our IT-focused supplementary STEM classes were approximately 210,600.

STEM Education Programs

In December 2015, we launched new training programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for students aged between three and eighteen. In March 2016, we rolled out robotics programming courses. In 2017, we launched Graphical Intelligent Programming and NOI Informatics Olympiad to further diversify our course offerings in STEM education. In 2018, we further adjusted our course offering of our TongchengTongmei programs. In 2018, we launched Python Artificial Intelligence and in 2019 we launched High level hardware programming for secondary school and Soft and hard programming enlightenment. In 2020, we launched the Creative Programming Starter course and STEM education which can help children to develop their logical thinking skills and practical skills. We treat the TongchengTongmei programs as our main effort to enter into the STEM education market, and a significantly growing part of our operation. In 2021, we launched robotics programming courses including SPIKE Starter and SPIKE Advanced, which have gained popularity among our students aged between six and twelve. In 2022, we launched the Python Programming Basics, which is an upgraded version of Python Artificial Intelligence and has gained popularity among our students aged between eight and ten. We have discontinued all above STEM non-IT training courses in 2022. In 2023, we upgraded the NOI Informatics Olympiad and Creative Programming Starter courses to stay abreast of the technology changes and satisfy the evolving preferences of students and their parents.

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

NOI Informatics Olympiad	2017 (upgraded in 2023)	Suitable for elementary school students from grade 4 onwards and secondary school students, the course implements data structures and algorithms using the C++ language.
Python Artificial Intelligence	2018

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

Creative Programming Starter	2020 (upgraded in 2023)

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

It is an upgraded version of Python Artificial Intelligence, imparting basic skills for programming engineering and required knowledge for programming level exams. Python programming cultivates children’s ability to write programs independently and to design and develop simple games.

The IT courses offered under the TongchengTongmei programs feature materials that are customized for young children. All of our STEM education programs target and contain curriculum that is customized for students aged between three and eighteen. Similar to programs designed for adult students, our courses for students aged between three and eighteen also adopted a dual-teaching model, which was comprised by the online teaching models and instructors from online or offline learning centers, facilitating the delivery of personalized and systematic tutoring and improving students’ understanding in on-site or online classrooms. Students are taught by either live distance instructors and/or pre-recorded videos, with instructors face-to-face in classrooms. In order to build a more vivid and concentrated learning environment, students will watch a series of interesting courseware videos step by step, led by on-site instructors. In 2018, we launched 61it.cn to deliver online live instruction of our IT-focused supplementary STEM education courses to students aged between three and eighteen, which features an OMO-based interactive classroom and leveled class materials covering multiple programming languages such as Scratch, Python, Javascript, HTML, CSS and C++.

Courses under TongchengTongmei programs typically have multiple levels, with each level consisting of 64 to 120 learning hours per year. Each session usually takes two to three hours depending on different levels applicable. Depending on the age group, it generally takes approximately one year to complete each level. In 2023, our TongchengTongmei programs were offered in 53 cities in mainland China. The revenue of online course and offline course in TongchengTongmei programs accounts for 6.8% and 93.2%, respectively in 2023. Online learning in the small groups model is also available for selection, of which the current enrollment is insignificant.

Our Teaching Staff

As of December 31, 2023, we employed 2,372 full-time instructors and 935 full-time teaching assistants associated with our continuing operations, namely, the provision of IT-focused supplementary STEM education services.

Our instructors

Most of our instructors are graduates with strong academic background in IT or have industry backgrounds in global and domestic technology companies. Our instructors also provide us with unique access to a large pool of talents that is especially valuable in our decision-making and development process for new courses. We believe we attract highly qualified instructors by virtue of our respected brands, our well-established teaching infrastructure and sales team and our competitive compensation.

We believe that developing and maintaining highly capable and motivated instructors is critical to our success. We seek qualified instructor candidates who have extensive industry experience or come from other STEM education service providers. All instructors are required to undergo training in teaching skills and techniques. We require our instructors to regularly update their course materials to remain current with evolving needs and other key trends necessary to teach effectively. We typically have a backup instructor assigned to each course to meet any emergency needs.

To align incentives, instructors receive bonuses based on students’ ratings and the number of class sessions taught, in addition to their base compensation.

Our teaching assistants

We believe that our dedicated teaching assistants are essential to the success of our education model. Our teaching assistants interact with our students and/or their parents, handle logistics matters associated with our courses and take care of students needs outside the class. Our teaching assistants are one of the key factors of the operation as we need our teaching assistants to guide our students and/or their parents throughout the course, facilitate a focused learning environment and satisfactory learning experience, and promote student satisfaction, enrollment rates and word-of-mouth referrals. We have adopted a comprehensive set of key performance indicators, or KPIs, to evaluate the performance of our teaching assistants. We primarily seek teaching assistant candidates from experienced teachers or undergraduates with good academic backgrounds or relevant industry experience. We provide necessary training to newly hired teaching assistants to provide effective and satisfactory learning services. Our teaching assistants are frequently evaluated by students on the quality of their assistance.

Course Content Development

We regularly update our existing courses, typically every six months, to stay abreast of the latest technology developments. Prior to developing a new course, we gather market intelligence by collecting market demand information to ensure that we are developing relevant and up-to-date courses. We conduct a series of surveys, each with clear parameters, to determine various aspects of the proposed new course. Once we gather enough market intelligence, we recruit, or identify from within TCTM, instructors with the appropriate industry and academic background to form a course-specific development task team. The development of our STEM education program courses is mostly programming centered. In addition, we focus on leveraging our experience in IT courses, especially programming courses, to develop coding- and programming-based courses for our STEM education programs.

All of our new courses are pilot tested in selected learning centers for student satisfaction assessment and feedback collection. We adjust and calibrate the contents and instruction methods as for these new course based on the feedbacks collected and do not launch the respective new course on a national level until we achieve a 100% student satisfaction rate in the pilot tests. In 2020, we launched a Creative Programming Starter course. In 2021, we launched robotics programming courses including SPIKE Starter and SPIKE Advanced, which have gained popularity among our students aged between six and twelve. In 2022, we launched the Python Programming Basics, which is an upgraded version of Python Artificial Intelligence and has gained popularity among our students aged between eight and ten. In 2023, we upgraded the NOI Informatics Olympiad and Creative Programming Starter courses to stay abreast of the technology changes and satisfy the evolving preferences of students and/or their parents.

Our software research and development department is tasked with improving the technical performance and user experience of 61it.cn.

Our Students

Our student enrollment in STEM education programs reached approximately 210,600 in 2023. The majority of our students of our STEM education courses are students aged between three and eighteen.

Student recruitment

We primarily rely on the on-site marketing based on our offline learning centers to attract students and their parents for enrollment growth. We also adopted such customer acquisition channels to grasp massive customer base with relatively lower costing.

When a prospective student responds to our advertisements, an enrollment advisor generates a prospective student profile and advises the candidate, through online, telephone or a face-to-face meeting, on various aspects of our courses and educational experience. Besides, our excellent course and delivery quality and our students’ learning results in IT-focused supplementary STEM education have translated into word-of-mouth referrals and an increase in the number of renewal students as a percentage of fee-paying students, partially offsetting the decrease in customer acquisition due to limited center access.

Tuition Fees

For our STEM education programs, our standard tuition fees are between RMB8,000 and RMB23,400. Courses under our STEM education program typically are composed of multiple levels, with each level consisting of 64 to 120 learning hours in one year. We collect pre-paid tuitions in accordance with applicable laws and regulations.

Technology

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS, 61it.cn and the various services that we provide to our students. We manage our lecture delivery system, TTS and 61it.cn using a combination of commercially available software and hardware systems. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

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

As of March 31, 2024, we had registered 34 domain names relating to our continuing operations, including our www.tctm.cn, www.it61.cn and www.61it.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. We held 3 software copyrights and 116 trademarks as of March 31, 2024.

Competition

The STEM education services market in China is fragmented, rapidly evolving and highly competitive. We face competition in our offered courses and in many of the geographic markets in which we operate. As the STEM education market in China matures, we may face competition from other STEM education providers. In the future, we may also face competition from new entrants into the Chinese STEM education market. Furthermore, as we expand into new fields within or beyond the STEM education services market, we may face competition for student enrollment from existing online and offline providers of similar services.

Our student enrollment rate could be impacted by the operations of other childhood and adolescent education and tutoring service providers, given our target students have limited time and energy and they need to choose among different courses and programs.

We believe that the principal competitive factors in our markets include the following:

●	scope and quality of course offerings and services;
●	brand recognition;
●	ability to effectively market course offerings and services to a broad base of prospective students;
●	cost effectiveness of the education; and
●	ability to align course offerings and services to specific needs of students and their parents.

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

Government Regulations

Regulations on Private Education

Education Law of Mainland China

On March 18, 1995, the National People’s Congress promulgated the Education Law of the PRC, or the Education Law. Pursuant to the Education Law, enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with laws and regulations of mainland China. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. However, private schools may be operated for “reasonable returns” as described in more detail below. On December 27, 2015, the Standing Committee of the National People’s Congress released the Amendment to the Education Law of the PRC, which took effect on June 1, 2016, and was further amended on April 29, 2021, pursuant to which the Standing Committee of the National People’s Congress narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets.

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the Standing Committee of the National People’s Congress promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003, and was amended on December 29, 2018. On March 5, 2004, the State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the Private Education Implementation Rules, which became effective on April 1, 2004, and was amended on April 4, 2021, which became effective on September 1, 2021. Under the Private Education Law and the Private Education Implementation Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities.

Under the above regulations, the operations of a private school are highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. A private school shall file its advertisement and school enrollment brochure with the governmental authorities of human resources and social security or education.

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

As for private tutoring institutions, the Private Education Law provides that the regulations applicable to private tutoring institutions registered with the State Administration for Market Regulation and its local counterparts shall be formulated by the State Council separately. Under the Amendment to the Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment to the Private Education Law comes into force.

According to the Amendment to the Private Education Law, there are certain key features of the aforesaid new classification system for private schools, including, but not limited to (1) sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools, and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other laws and regulations. But sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools; (2) for-profit private schools are entitled to set their own tuition fees and other miscellaneous fees without the need to seek prior approvals from or report to the government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments; (3) private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment to the Private Education Law taking effect are still unclear as more specific provisions are yet to be introduced; (4) where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government; (5) the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and (6) the people’s governments at or above the county level may support private schools by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which requires each level of the people’s governments to ease access to the operation of private schools and encourage social forces to enter the education industry.

On December 30, 2016, the Implementation Rules for Private School Classification Registration was issued by the Ministry of Education, the Ministry of Human Resources and Social Security and other authorities, which requires all private schools, including non-profit private schools and for-profit private schools, to obtain “school permits.” Existing private schools established before promulgation of the Amendment to the Private Education Law that choose to register as for-profit private schools should apply for new school permits and complete the re-registration process. If such private schools choose to register as non-profit schools, they shall amend their articles of association, continue their operation and complete the new registration process. The Regulatory Implementation Rules for For-Profit Private School issued by the Ministry of Education, the Ministry of Human Resources and Social Security and other authorities further provides that the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of human resources and social welfare, and then be registered with the competent branch of the State Administration for Market Regulation. In addition, for-profit private tutoring institutions shall also be regulated and governed by reference to such rules.

In addition to the Amendment to the Private Education Law and the above regulations, the details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations which may include the Amended Private Education Implementation Rules, the local regulations relating to legal person registration of for-profit and non-profit private schools, and the specific measure to be formulated and promulgated by the competent authorities responsible for the administration of private schools, including, but not limited to, the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, and measures for the collection of non-profit private schools’ fees.

As of the date of this annual report, certain local governments, such as that of Shanghai, Beijing, Jiangsu province, Hebei province, Shaanxi province, and Qionghai of Hainan province, have promulgated their local regulations relating to legal person registration and administration for private schools. However, the implementation of regulations at the national level and in some other provinces relating to the regulation regarding the private schools in mainland China are yet to be introduced.

On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Law for Promoting Private Education, or the Amended Private Education Implementation Rules, which took effect on September 1, 2021. The Amended Private Education Implementation Rules provides, among other things, that (i) social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education through mergers and acquisitions and control agreements; (ii) a private school providing compulsory education is prohibited from conducting transactions with its related party; and (iii) the government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and their respective related parties and shall review such transaction on an annual basis. In terms of online education, the Amended Private Education Implementation Rules provides that (i) online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management; (ii) any private school engaging in online education activities using internet technology shall obtain the private school operating permit and it shall also establish and implement internet security management systems and take technical security measures; (iii) upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading; and (iv) records pertaining to the situation shall be kept and reported to the appropriate authorities.

Regulations on After-school Tutoring for Students Aged Between Three and Eighteen

The General Office of the State Council promulgated Circular 80 on August 6, 2018. Circular 80 requires that after-school tutoring institutions shall obtain school operation permits and business licenses. Circular 80 further provides that after-school tutoring institutions shall obtain approvals from local education authorities for opening new branches or learning centers.

In addition, the Notice on Effectively Reducing Extracurricular Burdens of Primary and Middle School Students and Conducting Special Administrative Actions for After-school Tutoring Institutions promulgated by the Ministry of Education and other authorities on February 13, 2018, the Notice on Effectively Conducting Special Administrative Actions for After-school Tutoring Institutions promulgated by the Ministry of Education on August 31, 2018, the Notice on Perfecting the Working System of Conducting Special Administrative Actions for After-school Tutoring Institutions promulgated by the Ministry of Education and other authorities on November 20, 2018, and the Notice on Measures to Reduce the Burden on Primary and Secondary School Students promulgated by the Ministry of Education and other authorities on December 28, 2018, also provide that after-school tutoring institutions shall obtain school operation permits and business licenses.

On March 30, 2021, the Ministry of Education promulgated the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools, which prohibits after-school tutoring institutions from providing training for pre-school children in violation of regulations and provides that after-school tutoring institutions in violation of the regulations above shall be included in the blacklist.

On April 8, 2021, the General Office of the Ministry of Education enacted the Notice of Strengthening the Management of Homework for Compulsory Education, which requires that the local governments shall implement prohibition measures on leaving homework as an important part of the daily supervision on after-school tutoring institutions in accordance with the regulations, and in order to avoid reducing the study load in schools but increasing the study load after-school, after-school tutoring institutions shall not leave homework to primary and secondary school students.

On July 24, 2021, the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinions. The Alleviating Burden Opinions requires that the local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission. The Alleviating Burden Opinions sets out a series of operating requirements for Academic AST Institutions, including, among other things, that (i) the local government authorities shall no longer approve any new after-school tutoring institutions which provide tutoring services pertaining to academic subjects for students in compulsory education, and all existing Academic AST Institutions shall be registered as non-profit organizations, and the local government authorities shall no longer approve any new after-school tutoring institutions which provide tutoring services pertaining to academic subjects for preschool-aged children and students in grades ten to twelve; (ii) Academic AST Institutions are prohibited from raising funds by listing on any stock markets or conducting any capital market activities, and listed companies are prohibited from investing in any Academic AST Institutions through fund-raising activities in the capital markets, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iii) foreign capital is prohibited from controlling or investing in any Academic AST Institutions through mergers and acquisitions, entrusted operations, joining franchises or variable interest entities. The Alleviating Burden Opinions further prohibits online tutoring and offline academic tutoring for preschoolers aged between three and six years old (including foreign language tutoring and academic tutoring carried out in the name of preschool classes, school preparation classes or thoughts training classes. Administration and supervision over Academic AST Institutions for students in grades ten to twelve shall be implemented by reference to the Alleviating Burden Opinions.

Moreover, the Alleviating Burden Opinions specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (ii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public places and residential areas; (iii) the provision of overseas education courses is strictly prohibited; (iv) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; and (v) online tutoring for preschool-aged children is prohibited.

On July 28, 2021, the General Office of Ministry of Education promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-school Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects. The Guidelines for Classification and Identification of After-school Tutoring Programs in Compulsory Education issued in November 2021 by the General Office of Ministry of Education further clarifies that after-school tutoring will be classified as academic subject training if the following criteria are met: (i) the courses are guided by subject knowledge and skills training, and aiming at improving academic performance of the subject; (ii) the training contents mainly involve subjects such as ethics and the rule of law, Chinese, history, geography, mathematics, foreign languages (English, Japanese, Russian), physics, chemistry, biology, etc.; (iii) the training is carried out by way of teachers (including virtual image, artificial intelligence, etc.) teaching, demonstration and interaction, with emphasis on aspects of knowledge explanation, listening, speaking, reading, writing and arithmetic and other subject ability training, and the main process include preview, teaching and review exercises, and as the main process form; (iv) the evaluation of students focuses on screening and selection, and takes academic performance and examination results as the main evaluation basis.

On August 25, 2021, the General Office of Ministry of Education issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which, among other things, provides that: (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among other requirements, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the education administrations the tutoring materials and the staff preparing such materials; and (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 9, 2021, the General Office of Ministry of Education and the General Office of the Ministry of Human Resources and Social Security jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

The Announcement on Regulating Non-academic After-school Tutoring published by the Ministry of Education, the NDRC and the State Administration for Market Regulation on March 3, 2022, provides that, among other requirements, (i) non-academic after-school tutoring institutions should operate in accordance with principles of fairness, legality and good faith, and determine tuition fees reasonably. Information such as the course subject, course length, charge items and standard should be transparent to the public; (ii) non-academic after-school tutoring institutions should use the standard Contract on After-school Tutoring Services for Primary and Secondary School Students (Template) and are prohibited from price fraud and unfair-competition activities, such as fictitious original prices, false discounts, false publicity, etc., and monopolistic behaviors should be prevented and stopped; (iii) prepaid tuition fees should be deposited into a special account of the non-academic after-school tutoring institutions and courses for primary and secondary school students should not be paid through loans; and (iv) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months.

On November 30, 2022, the Ministry of Education, jointly with other 12 departments, published the Opinions on Regulating Nonacademic After-school Tutoring for Primary and Secondary School Students, which reiterates the principles and requirements of establishment standard, approval process, length and time of class session, charge management, and daily supervision of non-academic after-school tutoring institutions. For example, the Opinions requires the non-academic tutoring institutions must obtain administrative licenses from the competent authorities prior to registering as legal persons, and online non-academic tutoring institutions shall be approved to engage in internet information service by telecommunications authorities.

On August 23, 2023, the Ministry of Education issued Interim Measures for Administrative Penalties on After-school Tutoring, or the Interim Measures on After-school Tutoring, which became effective on October 15, 2023. The Interim Measures on After-school Tutoring sets out the general requirements for administrative penalties for illegal after-school tutoring operated by any natural person, legal person or other organization that is offered to preschool children over 3 years of age, and primary and secondary school students. The Interim Measures on After-school Tutoring provides that the following circumstances shall constitute illegal after-school tutoring, and relevant natural person, legal person or other organization conducting such illegal after-school tutoring may be subject to various administrative penalties, such as orders to rectify or cease tutoring activities, returning fees charged, revocation of operation approval, warning, criticism and fines: (i) any natural person, legal person or other organization carries out after-school tutoring without a requisite private school operating permit and meets certain conditions, including having a specific tutoring facility for offline tutoring activities or a specific website or application for online tutoring activities, two or more tutoring personnel and corresponding organizational structure and division of work; (ii) any natural person, legal person or other organization carries out certain after-school academic tutoring activities in a disguised form without meeting the conditions as prescribed above but also without a private school operating permit; (iii) any after-school tutoring institution carries out after-school tutoring beyond the scope of its private school operating permit; (iv) any after-school tutoring institution carries out after-school tutoring in violation of applicable laws and regulations; (v) any after-school tutoring institution has the problem of disorganized management; and (vi) any after-school tutoring institution organizes or participates in the organization of competitions outside campus without approval for preschool children over 3 years of age, and primary and secondary school students.

On February 8, 2024, the Ministry of Education published the Regulations on the Management of After-school Tutoring (Draft for Comment) for public comments. The draft, among others, requires that after-school tutoring institutions shall obtain school operation permits and comply with multiple compliance requirements. However, it is uncertain when the above regulations will be promulgated and whether the final version will have any substantial changes to the draft.

In addition, the Alleviating Burden Opinions also requires that local government authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of nonacademic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local government authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permit.

Regulations on Educational Apps

The Ministry of Education, jointly with certain other PRC government authorities, issued the Opinions on Educational Apps, which requires, among other things, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education before the end of 2019. The Ministry of Education expects to further promulgate implementation rules with respect to such filing requirements. The Opinions on Educational Apps also requires, among other things, that (i) before filing, the Educational App’s provider obtain the ICP license or complete the ICP filing and obtain the certificate of the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games.

On April 27, 2022, Beijing Municipal Education Commission, jointly with certain other PRC government authorities, published the Notice on Further Working on the Filing and Management of Educational Mobile Internet Applications, which reiterates that Educational Apps are mandated to complete filing; those applications not developed for the education system and whose main users are not targeted at faculty and students, and applications that are general tools not catering to educational system do not fall into the filing scope. The above notice classifies Educational Apps as academic training related or non-academic training related, for academic training related Education Apps, the providers shall obtain the operation permits for online subject training.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and amended in 2019 in accordance with the Education Law, the Professional Education Law and the Private Education Law. The Implementing Rules for the Regulations on Operating Chinese-foreign Schools was issued by the Ministry of Education in 2004. The above regulations and its implementing rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in mainland China. Cooperation in the areas of higher education and occupational/professional education is especially encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education or military, police, political and other kinds of education that are of a special nature in mainland China. The Regulations on Operating Chinese-foreign Schools prohibits foreign institutions or individuals from independently establishing schools in mainland China, which provide educational services mainly for Chinese citizens.

We have not operated or applied for any Chinese-foreign schools. Starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of the variable interest entity to our former wholly owned subsidiary, Tarena Technologies Inc., or Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of the variable interest entity had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to Beijing Tarena for business operation purpose in 2018. In 2019, three of our learning centers which provide online education services were transferred back to Beijing Tarena for business operation purpose and one school was newly set up through Beijing Tarena. In 2021, two schools were newly set up through Beijing Tarena. In February 2023, one school was transferred to a subsidiary of Beijing Tarena. As of December 31, 2023, we operated 32 and 180 learning centers by schools and subsidiaries owned by Tongcheng Shidai, respectively, whilst 8 learning centers by schools owned by Beijing Tongcheng. There are still uncertainties under the current laws of mainland China as to whether a wholly foreign owned enterprise (such as Tongcheng Shidai) is allowed to indirectly invest in and own private schools through its subsidiaries in mainland China. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—If the PRC authorities determine that we can no longer own and operate certain of our learning centers through our subsidiaries in mainland China, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the variable interest entities), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.”

Regulations on Online and Distance Education

The Implementation Opinions on Regulating Online After-school Tutoring, promulgated by the Ministry of Education jointly with certain other PRC government authorities and effective on July 12, 2019 requires all the academic subjects online after-school tutoring institutions for primary and secondary school students to file with the competent provincial education regulatory authorities before October 31, 2019. The Alleviating Burden Opinions and the Notice on Changing the Filing to Approval of Existing Online Academic Tutoring Institutions issued by the General Office of the Ministry of Education, jointly with five other PRC government authorities on September 10, 2021, mandate all online academic tutoring institutions to obtain school operation permits.

The Opinions on Regulating Non-academic After-school Tutoring for Primary and Secondary School Students, promulgated on November 30, 2022 by the Ministry of Education and 12 PRC government authorities, provides that non-academic after-school tutoring institutions shall obtain administrative license from competent authorities and approval for engaging in internet information services.

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

On October 21, 2021, the Ministry of Education, jointly with other five national authorities, issued the Notice on Strengthening the Supervision over Prepaid Fees Collected by After-School Tutoring Institutions, which provides that, among other requirements, (i) after-school tutoring institutions should not charge excessive fees; (ii) after-school tutoring institutions should use the standard Contract on After-school Tutoring Services for Primary and Secondary School Students (Template); (iii) details of the pricing schemes, such as the charging items and standards should be publicized; (iv) prepaid tuition fees collected by after-school tutoring institutions must be deposited into a special account that is in custody of a bank; and before the prepaid tuition fees are placed in a bank’s custody, after-school tutoring institutions should deposit funds not less than the aggregate amount of tuitions fees to be received in three months in order to guarantee the performance of tutoring service commitments and refunds; (v) tuition fees of tutoring courses for primary and secondary school students should not be paid in loans; and (vi) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months.

Some local governments in mainland China have promulgated their local rules on prepaid tuitions collected by after-school tutoring institution. For example, Beijing has published relevant measures on September 1, 2023, which for the most part repeat and detail the provisions contained in the abovementioned rules.

Regulations on Internet Publications

On February 4, 2016, the SAPPRFT and the Ministry of Industry and Information Technology jointly promulgated the Internet Publishing Service Administrative Measures, or the Internet Publishing Measures, which took effect on March 10, 2016. The Internet Publishing Measures requires entities that engage in internet publishing to obtain an Internet Publishing License for engaging in internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “internet publishing” is broad and refers to the act of online spreading of articles, whereby the internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. These works include contents from books, newspapers, periodicals, audio-video products, and electronic publications that have already been formally published or works that have been made public in other media. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for value-added telecommunication services, internet audio-video programs, radio or television programs production and operation, internet publication, and filing requirements for commercial franchise.”

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the State Administration of Radio, Film, and Television promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which took effect on August 20, 2004, and were amended on August 28, 2015, and October 29, 2020, respectively. The Radio and Television Program Production Measures provides that any business operator that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation License. Entities holding such licenses shall conduct their business within the permitted scope as provided in their licenses. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks and uncertainties with respect to the licensing requirement for value-added telecommunication services, internet audio-video programs, radio or television programs production and operation, internet publication, and filing requirements for commercial franchise.”

Regulation on Broadcasting Audio-Video Programs through the Internet or Other Information Network

On December 20, 2007, the SAPPRFT and Ministry of Industry and Information Technology issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008, and was amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulates that no entities or individuals may provide internet audio-video program services without a Permit for Broadcasting Audio-video Programs via Information Network issued by the SAPPRFT or its local counterparts, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services.

On April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, which was amended on March 10, 2017, which clarified the scope of internet audio-video programs services. According to the tentative categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

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

Regulations on Value-Added Telecommunications Services

Licenses for Value-Added Telecommunication Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, was issued by the PRC State Council as the primary governing law on telecommunication services, which was subsequently amended in 2014 and 2016. The Telecom Regulations sets out the general framework for the provision of telecommunication services by mainland China companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draws a distinction between “basic telecommunications services” and “value-added telecommunications services.” The “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. This catalog was most recently updated in June 2019, and the information services are classified as value-added telecommunications services.

On March 5, 2009, the Ministry of Industry and Information Technology issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009, and was amended on July 3, 2017. The Telecom Permit Measures confirms that there are two types of telecom operating licenses for operators in mainland China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license, or VATS License. In addition, a VATS License’s holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the government authorities before engaging in any commercial internet information services operations within mainland China. The ICP license has a term of five years and shall be renewed within 90 days before expiration. Conducting value-added telecommunication services without obtaining an ICP license may result in fines or even order to suspension our business. Beijing Tongcheng obtained an ICP license for the website 61it.cn issued by Beijing Communications Administration on July 28, 2021, which will expire on July 28, 2026.

On July 21, 2023, the Ministry of Industry and Information Technology promulgated the Circular of the Ministry of Industry and Information Technology on Launching the Record-filing of Mobile Internet Applications, which took effect on the same day. This circular requires that the mobile application sponsors who engage in the internet-based information services within the territory of the PRC carry out record-filing procedures in accordance with the Anti-Telecom and Online Fraud Law of the PRC, Administrative Measures for Internet-based Information Services and other provisions, and not engage in the mobile application internet-based information services if they fail to comply with the record-filing requirements.

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

The Ministry of Industry and Information Technology Circular issued in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any value-added telecommunications business in mainland China. Under the Ministry of Industry and Information Technology Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in mainland China. Furthermore, the trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholder. The Ministry of Industry and Information Technology Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Beijing Tongcheng owns the domain names 61it.cn and holds the ICP license necessary to operate our 61it.cn website in mainland China, while the trademarks relating to our IT-focused supplementary STEM education business operations are held by Tongcheng Shidai, our WFOE. If the PRC government authorities determine in the future that the current ownership of our trademarks do not comply with the regulations and the trademarks relating to our operations must be held by the variable interest entities, we may need to transfer the trademarks to the variable interest entities, which may severely disrupt our business.

In light of the aforesaid restrictions, we rely on Beijing Tongcheng, the current VIE in mainland China, to hold and maintain the licenses necessary to provide online education and other value-added telecommunications services in mainland China. We operate 61it.cn website and value-added telecommunications services through Beijing Tongcheng. Beijing Tongcheng obtained an ICP license for the website 61it.cn issued by Beijing Communications Administration on July 28, 2021, which will expire on July 28, 2026.

The Foreign Investment Law

On January 1, 2020, the PRC Foreign Investment Law and the Regulations for the Implementation of the PRC Foreign Investment Law came into effect and replaced the trio of prior laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the PRC Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the PRC Foreign Investment Law.

The PRC Foreign Investment Law is formulated to further expand the opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the PRC Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The PRC Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, there are still uncertainties in relation to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of mainland China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances, under which the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with the provisions on labor protection.

The PRC Foreign Investment Law also provides that (i) if a foreign investor invests in a field prohibited under the negative list, the relevant competent department shall order the foreign investor to cease the investment activity, to dispose of the shares and assets thereof or to take any other necessary measures within a prescribed time limit, to restore the state before the investment, and the illegal gains, if any, shall be confiscated; (ii) if an investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the negative list, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the aforesaid measures; (iii) If the investment activity of a foreign investor is in breach of the provisions stipulated in the negative list, the foreign investor shall also assume corresponding legal liability according to law; (iv) if a foreign investor or foreign-funded enterprise fails to report the investment information as required to the foreign investment information report system, the competent department for commerce concerned shall order it to make corrections within a time limit, and a fine of not less than 100,000 yuan but not more than 500,000 yuan shall be imposed if it fails to do so within the prescribed time limit; (v) the relevant department shall lawfully investigate and punish violations of laws and regulations committed by foreign investors and foreign-funded enterprises, and include the violations information into the credit information system under related state provisions.

Regulations on Internet Information Security and Privacy Protection

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On September 14, 2022, the Cyberspace Administration of China published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Decision of Amending PRC Cybersecurity Law (Draft for Comments) was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information applies to the collection, storage, use, transfer and disclosure of the personal information of children under the age of fourteen via the internet. The Provisions on the Cyber Protection of Children’s Personal Information requires that network operators shall establish special rules and user agreements for protection of personal information for children under the age of fourteen, inform their guardians in a noticeable and clear manner, and obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also requires that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education App, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

Further, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures requires that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the mainland China without the approval of the competent PRC authorities.

On August 17, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. The regulations provides that, among others, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, ensure the safe and stable operation of critical information infrastructure, and maintain the data integrity, confidentiality and availability pursuant to the laws, regulations and mandatory requirements of national standards. The governmental authorities of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of critical information infrastructure operator in the respective industry or sector and operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specifies the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear the responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

Furthermore, on November 14, 2021, the Cyberspace Administration of China published the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the overseas listing of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations is published for public comments only and the final version and effective date of which are subject to change with substantial uncertainty.

On January 4, 2022, the Cyberspace Administration of China published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provides that a critical information infrastructure operator purchasing network products and services, and network platform operators engaging in data processing activities that affect or may affect national security, shall apply for cybersecurity review and that network platform operators possessing personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

On January 4, 2022, the Cyberspace Administration of China published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022 and raises certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

On June 27, 2022, the Cyberspace Administration of China published the Administrative Provisions for Internet User Account Name Information, effective on August 1, 2022, which provides that an online user account service platform shall require users to provide real identity information when users apply to register an account on the platform and adopt certain measures to verify users’ identification.

On July 7, 2022, the Cyberspace Administration of China issued the Measures on Security Assessment of the Cross-border Transfer of Data, with effective from September 1, 2022. The measures provides that four types of cross-border transfers of critical data or personal data generated from or collected in mainland China should be subject to a security assessment, which includes: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

On March 22, 2024, the Cyberspace Administration of China issued Regulations on Promoting and Regulating Cross-Border Data Flows, or the Cross-border Data Flows Regulations, outlining the mechanisms that have to be used for the transfer of data to other jurisdictions. The Cross-border Data Flows Regulations further specifies the threshold for conducting security assessments and filing standard contracts for outbound data transfer. Under the Cross-border Data Flows Regulations, entities don’t have to apply data export security assessments to transfer data if relevant departments have not notified them, the important data was made public, the data was collected through activities such as international trade, cross-border transportation, and do not contain personal information or important data, or if the data is transferred to China only for processing purposes. Furthermore, entities are transferring data for the purposes of performing a contract, human resources management, or emergencies or are sending personal information of less than 100,000 individuals and do not include important data or sensitive personal information are exempted from applying for a data export security assessment, entering into a standard contract for the export of personal information, and passing personal information protection certification. The entities transferring important data overseas, providing personal information of more than 1 million people or providing sensitive personal information of more than 10,000 people will have to apply for data export security assessment and obtain approval. Finally, the entities will be able to enter into a standard contract or pass certification for personal information transfer abroad if they are transferring data to more than 100,000 people but less than 1 million people, excluding sensitive personal information, since 1 January of that year.

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

Regulations on Intellectual Property Rights

Copyright and Software Products

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020, respectively. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The latest amended Copyright Law provides new criteria for calculating damages compensation, increases the statutory damages, and introduces punitive damages.

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the Ministry of Industry and Information Technology jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measures became effective on May 30, 2005.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, amended in June 2004, which applies to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, as of March 31, 2024, we had registered 3 software copyrights in mainland China.

Trademarks

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the PRC Trademark Law most recently adopted by the State Council in 2014. The Trademark Office under the State Administration for Market Regulation handles trademark registrations and grants a term of ten years to registered trademarks, which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 116 trademarks in mainland China as of March 31, 2024.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, as amended on August 5, 2008. Under the Foreign Exchange Regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside mainland China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Though there are restrictions on the convertibility of Renminbi for capital account transactions, which principally include investments and loans, we generally follow the regulations and apply to obtain the approval of the SAFE and other PRC governmental authorities.

In May 2014, SAFE promulgated the Provisions on the Foreign Exchange Administration Rules on Cross-border Guarantee, which, along with the PRC Foreign Currency Administration Rules, provides that failure to register a cross-border guarantee may subject the violator to order to rectify, warning and a fine no more than RMB300,000. In June 2016, SAFE promulgated SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.

These circulars may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our subsidiaries in mainland China, and violations of these circulars could result in severe monetary or other penalties. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation of direct investment and loans by offshore holding companies to mainland China entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offerings to make loans to our subsidiaries and the variable interest entities in mainland China, or making additional capital contributions to our mainland China subsidiaries, which could adversely affect our ability to fund and expand our business.”

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Tongcheng Shidai, which is a wholly foreign-owned enterprise incorporated in mainland China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the Company Law, as amended respectively in 2004, 2005, 2013, 2018 and 2023, and the PRC Foreign Investment Law, which came into effect on January 1, 2020.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, a regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by mainland China companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

On February 24, 2023, the CSRC, jointly with other governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which became effective on March 31, 2023. Pursuant to the provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “China-based companies” refer to companies in mainland China limited by shares which are directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. These China-based companies shall obtain the approvals from the authorities and file with the competent confidential administration authorities when providing or publicly filing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly filing such documents and materials through its offshore listing entity. In addition, the China-based companies shall complete corresponding procedures when (i) providing or publicly filing documents and materials which may adversely affect national security and public interests to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly filing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals. These China-based companies are also required to provide written statements as to whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. If a China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials, which may adversely affect national security and public interests, have been leaked or have leakage risks, it should take remedial measures immediately and report to the authorities.

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other rules and regulations, mainland China residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a subsidiary in mainland China of the overseas publicly listed company or another qualified institution selected by the subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests, and fund transfers. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution, or other material changes. The mainland China agents must, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to SAFE or its local branch for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by the mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the mainland China agents before distribution to such mainland China residents.

We adopted three share incentive plans, namely, the 2008 Plan, 2014 Plan and the 2024 Plan. Pursuant to the plans, we may issue options, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares to our qualified employees and directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules, and we have completed the registrations of our stock incentive plans with the local SAFE as required by laws of mainland China.

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in mainland China who exercise share options will be subject to mainland China individual income tax. Our subsidiaries and the variable interest entities in mainland China have obligations to file documents related to employee share options with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by the laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress enacted the EIT Law, which was amended on February 24, 2017, and on December 29, 2018. Under the EIT Law and its Implementing Rules, enacted on December 6, 2007 by the State Council, and amended on April 23, 2019, enterprises are classified as mainland China resident enterprises and non-mainland China-resident enterprises. Mainland China resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside mainland China with its “de facto management bodies” located within mainland China is considered a mainland China “resident enterprise,” meaning that it shall be treated in a manner similar to a mainland China resident enterprise for enterprise income tax purposes. The Implementing Rules to the EIT Law defines “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise.

The State Administration of Taxation issued Circular 82 on April 22, 2009, as amended in December 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled and offshore-incorporated enterprise is located in mainland China, including: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties, (b) the location where financial and human resource decisions are made or approved by organizations or persons, (c) the location where the major assets and corporate documents are kept and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the State Administration of Taxation issued a bulletin on July 27, 2011, effective from September 1, 2011, and amended respectively in 2015, 2016 and 2018, or Bulletin 45, providing more guidance on the implementation of Circular 82. Bulletin 45 clarifies certain matters, including the mainland China resident enterprise status determination, post-determination administration, competent tax authorities, etc. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the general position of State Administration of Taxation on how the “de facto management body” test should be applied in determining the mainland China tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, mainland China enterprise groups, or mainland China or foreign individuals.

We do not believe that TCTM Kids IT Education Inc. meets all of the conditions above, and thus we do not believe that TCTM Kids IT Education Inc. is a mainland China resident enterprise despite the fact that all members of our management team as well as the management team of our offshore holding company are located in mainland China. However, if the PRC tax authorities determine that TCTM is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a mainland China ‘resident enterprise’ for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-mainland China shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Pursuant to the Hong Kong Tax Treaty and other applicable regulations of mainland China, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the dividends and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the mainland China enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. On October 14, 2019, the State Administration of Taxation promulgated a new Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020, which sets forth that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain treaty benefits on dividends paid to us by our subsidiary in mainland China through our Hong Kong Subsidiary.”

On February 3, 2015, the State Administration of Taxation issued a Public Notice 2015 No.7, or Public Notice 7. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a mainland China “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to mainland China enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the “indirect transfer” as they have to make self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. Circular 37 provides certain changes to the current withholding regime and amends certain provisions in Public Notice 7. There is little guidance and practical experience as to the application of Public Notice 7 or Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or Circular 37 or to establish that we should not be taxed under Public Notice 7 or Circular 37. The PRC tax authorities have the discretion under Circular 59, Public Notice 7 or Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

The State Administration of Taxation promulgated Administrative Measures on the General Anti-Avoidance Rule (Trial), or GAAR Measures, on December 2, 2014, which shows the authority’s intention to fight against tax avoidance scheme that is adopted to obtain unwarranted tax benefit without reasonable commercial purpose. A press release, made by the State Administration of Taxation to clarify certain issues relating to the application of the GAAR Measures, stated that the GAAR Measures may be applicable if any general tax-avoidance scheme exists in the offshore indirect transfer of equity interests. Since it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the governmental authorities, we cannot predict how these regulations will affect our business operation, future acquisitions or strategy.

In addition, the EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or nonfinancial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate. Upon the consummation of the Divestiture, none of our subsidiaries or consolidated entities was eligible for enjoying a reduced 15% enterprise income tax rate as a “high and new technology” enterprise.

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

In addition to the city construction tax and the education surcharge, the Ministry of Finance issued Circular Caizong (2010) No. 98 that requires all entities and individuals (including foreign-invested enterprises, foreign enterprises and foreign individuals) to pay a local education surcharge, or LES, at 2% on turnover tax paid. Local governments are required to report their implementation measures on LES to the Ministry of Finance.

Employment Laws and Social Insurance

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare.

The PRC Labor Contract Law, which became effective in January 2008 and last amended in December 2012, and its implementation rules, impose more restrictions on employers and have been deemed to increase labor costs for employers, compared to the PRC Labor Law, which became effective in January 1995. For example, pursuant to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salaries for each waived vacation day.

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Funds, employers in mainland China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident funds.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, the principal VIEs and other entities that are material to our business, as of March 31, 2024:

TCTM Kids IT Education Inc.
(Cayman Islands)
100%
Tarena Hong Kong Limited
(Tarena HK)
100%
TECHARENA CANADA INC
100%
Kids IT Education Inc.
(Cayman Islands)
100%
Kids IT Education
(HK) Limited
Outside mainland China
Inside mainland China
100%
Beijing Tongcheng Shidai Technologies Co.
(Tongcheng Shidai)
100%
100%
100%
Beijing Tongcheng Technology Co.,Ltd.
(Tongcheng Tech)
Beijing Youth Talent Technology Co., Ltd
Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd
(Beijing Tongcheng)
100%
100%
100%
11 schools
62 subsidiaries
9 subsidiaries
100%
22 schools
6 schools
1 subsidiary

Equity control

Contractual arrangements (exclusive business cooperation agreement, power of attorney, equity interest pledge agreement, exclusive option agreement, loan agreement and spousal consent letter)

(1)	Mr. Shaoyun Han, our founder and chairman, owns 70% of the equity interest in Beijing Tongcheng. Mr. Jin Li, a member of our management body, owns 30% of the equity interest in Beijing Tongcheng.

(2)	Wenwei Jia is the principal of Tongcheng Technology Education Co., Ltd.; Jiping Xing is the principal of Jinan Lixia Tongcheng Tongmei Training School Co., Ltd. and Zibo Tongcheng Tongmei Training School Co., Ltd.; Yan Wang is the principal of Tianjin Tongcheng Tongmei Education Training School Co., Ltd.; Liping Han is the principal of Shijiazhuang Yuhuaqu Tongxincheng Education Training School Co., Ltd. and Shijiazhuang Changanqu Tongzhicheng Education Training School Co., Ltd.; Meiyue Zhu is the principal of Shenyang Heping Tongcheng Educational Center and Shenyang Tiexi Tongcheng Tongmei Educational Center; Zengbo Li* is the principal of Kunming Wuhua Tongcheng Tongmei Education Training School Co., Ltd.; Hehai Tian* is the principal of Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd.; Nan Pan is the principal of Shijiazhuang Tongcheng Education School Co., Ltd.; Yudong Wang is the principal of Shenyang Shenhe Tongcheng Tongmei Education School Co., Ltd.; Lingzhen Kong is the principal of Taiyuan Xinghualing Tongcheng Tongmei Training School Co., Ltd; Yan Hong is the principal of Qingdao Shibei District Tongcheng Tongchuang Computer Training School Co., Ltd; Leng Liao* is the principal of Kunming Xishan District Tongcheng Tongmei Culture and Art Training School Co., Ltd. and Kunming Guandu Tongcheng Tongmei Education Training School Co., Ltd; Dan Liu* is the principal of Changsha Kaifu Tongcheng Tongmei Education Training School (formerly known as Science Kid Robot Education Training School); Keyu Mu is the principal of Chengdu Tongcheng Tongmei Kechuang Education and Training School Co., Ltd.; En Wei is the principal of Tai’an Taishan District Tongcheng Tongmei Training School Co., Ltd.; Xiang Zhou is the principal of Nanchang Honggutan New District Tongchuang Training Center Co., Ltd.; Xin Gao is the principal of Qingdao West Coast New Area Tong Youwei Science and Technology Training School Co., Ltd.; Li Ge is the principal of Tianjin Tongcheng Tongmei Coding NO 1 Extracurricular Training School Co., Ltd.; Lening Shi is the principal of Tianjin Tongcheng Tongmei Coding NO 5 Extracurricular Training School Co., Ltd.; Luan Ma is the principal of Tianjin Tongcheng Tongmei Coding NO 6 Extracurricular Training School Co., Ltd.; Shuang Yang is the principal of Tianjin Tongcheng Tongmei Coding NO 7 Extracurricular Training School Co., Ltd.; Ling Liu is the principal of Tianjin Tongcheng Tongmei Coding NO 8 Extracurricular Training School Co., Ltd.; Jiali Wu is the principal of Tianjin Tongcheng Tongmei Coding NO 2 Extracurricular Training School Co., Ltd.; Yue Zhang is the principal of Tianjin Tongcheng Tongmei Coding NO 9 Extracurricular Training School Co., Ltd.; Yuyan Jiang is the principal of Tianjin Tongcheng Tongmei Coding NO 10 Extracurricular Training School Co., Ltd.; Weizheng Kong is the principal of Qinhuangdao Haigang District Tongcheng Tongmei Education and Training School; Yue Zhang is the principal of Tianjin Tongcheng Tongmei Coding NO 9 Extracurricular Training Center Co., Ltd.; Chuangjin Li is the principal of Taiyuan Xiaodian Tongcheng Tongchuang Technology Training School Co., Ltd.; Kaibin Zhang is the principal of Guangxinanning Tongchuang Education Technology Co.,Ltd.; Xiangting Chen is the principal of Guangxinanning Tongcheng Education Technology Co.,Ltd.; Jiping Xing is the principal of Weifang Kuiwen District Tongcheng Tongmei Education Training School Co., Ltd; Lisha Deng is the principal of Fuzhou Gulou Tongcheng Tongchuang Technology Extracurricular Training Co., Ltd.; Shenghuan Feng is the principal of Qingdao Laoshan District Tongcheng Tongmei Science and Technology Training School Co., Ltd. and Tianjin Tongcheng Tongmei Programming NO 4 Extracurricular Training Center Co., Ltd.; Yuantan Yang is the principal of Chengdu Shuangliu Tongcheng Tongmei Science and Technology Training School Co., Ltd.
*	Zengbo Li, Hehai Tian, Leng Liao and Dan Liu are no longer employed by us. The principal registration for each of Kunming Wuhua Tongcheng Tongmei Education Training School Co., Ltd., Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd., Kunming Xishan District Tongcheng Tongmei Culture and Art Training School Co., Ltd., Kunming Guandu Tongcheng Tongmei Education Training School Co., Ltd and Changsha Kaifu Tongcheng Tongmei Education Training School. has not been updated.

Because of foreign ownership restriction on internet content and other value-added telecommunication services in mainland China, we operate our 61it.cn website and Tongcheng Online App through the current VIE, Beijing Tongcheng. Beijing Tongcheng is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jin Li, a member of our management body. Mr. Han, and Mr. Li are both mainland China citizens. We entered into a series of contractual arrangements with Beijing Tongcheng and its shareholders, which enable us to:

●	exercise effective financial control over Beijing Tongcheng;
●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of Beijing Tongcheng; and
●	have an exclusive option to purchase all or part of the equity interests in Beijing Tongcheng when and to the extent permitted by laws of mainland China.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Tongcheng and consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contracts by and among us, our mainland China subsidiary, the current VIE and its shareholders.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Tongcheng and Tongcheng Shidai dated on August 29, 2022, Tongcheng Shidai has the exclusive right to provide, among other things, technical support, business support and related consulting services to Beijing Tongcheng, and Beijing Tongcheng agrees to accept all the consultation and services provided by Tongcheng Shidai. Without the prior written consent of Tongcheng Shidai, Beijing Tongcheng may not engage any third party to provide any of the services under this agreement. In addition, Tongcheng Shidai exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. Beijing Tongcheng agrees to pay a monthly service fee to Tongcheng Shidai at an amount negotiated between themselves after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the employees providing services to Beijing Tongcheng, the value of services provided, the market price of comparable services and the operating conditions of Beijing Tongcheng. The term of the agreement will remain effective unless Tongcheng Shidai terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either party to the abovementioned agreement to renew its respective business license upon expiration. Without the consent of Tongcheng Shidai, Beijing Tongcheng is not permitted to terminate this agreement in any event unless required by applicable laws.

Power of Attorney

Pursuant to the power of attorney dated on August 29, 2022 and July 24, 2023 granted by the shareholders of Beijing Tongcheng, the shareholders each irrevocably appointed Tongcheng Shidai as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing Tongcheng and to exercise all of their rights as a shareholder of Beijing Tongcheng, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Beijing Tongcheng requiring shareholders’ approval under laws and regulations of mainland China and the articles of association of Beijing Tongcheng, and designate and appoint directors and members of management body. Tongcheng Shidai may assign its rights under this power of attorney to any other person or entity at its sole discretion without prior notice to the shareholders of Beijing Tongcheng. The power of attorney remains effective as long as the relevant person remains a shareholder of Beijing Tongcheng.

Share Pledge Agreements

Under the share pledge agreements dated on August 29, 2022 and July 24, 2023 between Tongcheng Shidai, Beijing Tongcheng and the shareholders of Beijing Tongcheng, the shareholders each pledged all of their shares in Beijing Tongcheng to Tongcheng Shidai to guarantee Beijing Tongcheng’s and its shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the service fees due to Tongcheng Shidai. If Beijing Tongcheng or any of its shareholders breaches the contractual obligations under the contractual arrangements, Tongcheng Shidai, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged shares of Beijing Tongcheng in accordance with legal procedures. Tongcheng Shidai has the right to receive dividends generated by the pledged shares during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Tongcheng Shidai, as the pledgee, will be entitled to dispose of the pledged shares in accordance with laws and regulations of mainland China.

The share pledge agreements became effective on the date when the agreements were duly executed. The pledge against Mr. Shaoyun Han’s equity interest was registered with Beijing Haidian District Market Supervision Bureau in September 2022. The pledge against Mr. Jin Li’s equity interest was registered with Beijing Haidian District Market Supervision Bureau in April 2024. The pledge will remain binding until the pledgee and its shareholders discharge all their obligations under the contractual arrangements. The registration of the pledge enables the pledgee to enforce the pledge against third parties who acquire the equity interests in the pledgor in good faith.

Exclusive Option Agreements

Under the exclusive option agreement dated on August 29, 2022 between Tongcheng Shidai, Beijing Tongcheng, and Mr. Shaoyun Han, and the exclusive option agreement dated on July 24, 2023 between Tongcheng Shidai, Beijing Tongcheng and Mr. Jin Li, the shareholders of Beijing Tongcheng irrevocably granted Tongcheng Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under laws of mainland China, all or part of his equity interests in Beijing Tongcheng. In addition, Tongcheng Shidai has the option to acquire the equity interests in Beijing Tongcheng for a specified price equal to the loan provided by Tongcheng Shidai to the individual shareholders. If the lowest price permitted under laws of mainland China is higher than the above price, the lowest price permitted under laws of mainland China shall apply. Tongcheng Shidai or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Tongcheng Shidai’s prior written consent, Beijing Tongcheng’s shareholders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Beijing Tongcheng. These agreements will remain effective until all equity interests in Beijing Tongcheng held by its shareholders are transferred or assigned to Tongcheng Shidai or Tongcheng Shidai’s designated representatives.

Loan Agreements

Pursuant to the loan agreement dated on August 29, 2022 between Tongcheng Shidai and Mr. Shaoyun Han, and the loan agreement dated on July 24, 2023 between Tongcheng Shidai and Mr. Jin Li, Tongcheng Shidai provided loans with an aggregate amount of RMB5 million to the individual shareholders of Beijing Tongcheng for the sole purpose of providing capital for Beijing Tongcheng. The loans can only be repaid in a manner determined by Tongcheng Shidai at its sole discretion, which repayment may take the form of transferring the individual shareholders’ equity interest in Beijing Tongcheng to Tongcheng Shidai or its designated person pursuant to the exclusive option agreements. The loan shall be interest-free, unless the transfer price exceeds the principal of the loan when each individual shareholder of Beijing Tongcheng transfers his equity interests in Beijing Tongcheng to Tongcheng Shidai or its designated person(s). Such excess over the principal of the loan shall be deemed the interest of the loan to the extent permitted under laws of mainland China. The term of each loan agreement is ten years from the date of the agreement and can be extended with the written consent of both parties before expiration.

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

D.Property, Plants and Equipment

Our headquarters is located in Beijing, China. Upon the consummation of the Divestiture, our principal executive offices in Beijing comprise of 3,710.9 square meters and accommodate certain of our management, general and administrative and research and development activities as of March 31, 2024. We also had 13,054.3 square meters in leased classroom space in Beijing as of March 31, 2024.

In addition to our principal executive offices in Beijing, we maintain a number of offices, classrooms and student dormitories with an aggregate of 147,099.8 square meters in 53 cities in mainland China as of March 31, 2024. For our leased facilities, we leased them from unrelated third parties. Our lease terms range from six months to ten years. We purchased two office buildings in Beijing in 2016, mainly for teaching purpose, and to a lesser extent for administrative function. We paid an aggregate of RMB231.9 million for these two office buildings. We sold one of them and incurred a loss on disposal amounting to RMB22.3 million in 2021. We sold the other in March 2023 and recognized an impairment loss of RMB11.6 million in 2022. The office buildings sold are located in Building 17 and Building 19, Block 2, Yard 31, Kechuang 13 Street, Beijing Economic-Technological Development Area, Beijing and have an aggregate gross floor area of approximately 16,500 square meters.

We also purchased a building in Qingdao and another one in Haikou for an aggregate price of RMB50 million in 2016. The purpose of these two buildings is for teaching purposes as learning centers to accommodate the growing demand in the local market and to take advantage of favorable local policies. We sold the Qingdao building with a total consideration of RMB26.1 million and incurred a gain on disposal amounting to RMB1.1 million.

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

Financial Impact by the Divestiture

In December 2023, we entered into an equity transfer agreement to dispose of our equity interests in the professional education business. The Divestiture had been consummated at the end of March 2024. Upon the consummation of the Divestiture, the professional education business, including the business operated by the former VIE, had been divested, and the STEM education business operated by the former VIE had been transferred to the current VIE. As a result of the Divestiture, the professional education business has been reclassified as discontinued operations and our remaining business after the Divestiture has been reclassified as continuing operations. See note “Item 4. Information on the Company—A. History and Development of the Company” for more details.

After the Divestiture, we no longer generate any revenue from the tuition fees collected at the divested professional education learning centers, or the divested entities. Accordingly, assets, liabilities, results of operations, and cash flows related to professional education business have been reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2021, 2022 and 2023, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023 have been adjusted to reflect this change.

For the year ended December 31, 2021, 2022 and 2023, the net revenues that we generated from discontinued operations is RMB1,150.2 million, RMB1,068.2 million, and RMB624.6 million (US$88.0 million), respectively, which represented approximately 48.2%, 43.3%, and 31.2% of our total consolidated net revenues in these periods. Total gross profit from the divested entities is RMB744.5 million, RMB740.6 million, and RMB398.4 million (US$56.1 million), respectively, representing approximately 62.8%, 52.4%, and 39.0% of our consolidated total gross profit in these periods. As of December 31, 2022 and 2023, total assets of the divested entities are RMB617.1 million and RMB275.6 million (US$38.8 million), respectively, which represented approximately 46.1% and 27.1% of our consolidated total assets as of these dates. See note 3 to our audited consolidated financial statements included in this annual report for additional information regarding the financial impact by the Divestiture.

Key Components of Results of Operations for our Continuing Operations

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2021, 2022 and 2023, we generated net revenues from continuing operations of RMB1,236.3 million, RMB1,399.8 million and RMB1,375.2 million (US$193.7 million), respectively. We record tuition fees that we collect in advance as deferred revenue. Our net revenues from continuing operations are presented net of business tax and surcharges.

Number of Student Enrollments

Student enrollments in our STEM education programs increased from approximately 178,400 in 2021 to approximately 209,400 in 2022, and further increased to 210,600 in 2023.

Our total student enrollments are affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2023, our STEM robotics programming and computer programming courses were the two most popular courses in our courses and programs offering portfolio.

Tuition fees

Our net revenues from continuing operations are affected by the tuition fees for each of our courses. Courses under STEM education programs typically are composed of multiple levels, with each level consisting of 64 to 120 learning hours in one year. For our STEM education programs, our standard tuition fees are between RMB8,000 and RMB23,400 in 2023. We recruit students primarily through our direct marketing efforts. Our tuition fees for STEM education programs are paid up-front to the extent permitted by applicable laws and regulations.

Cost of Revenues

Our cost of revenues from continuing operations primarily consists of payroll and employee benefits for our instructors (as apportioned based on the amount of time that they devote to teaching) and teaching assistants, as well as rental payments for our learning centers, and to a lesser extent, depreciation relating to property and equipment used at our learning centers. The following table sets forth a breakdown of our cost of revenues from continuing operations in absolute amounts and as percentages of net revenues from continuing operations for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Personnel cost and welfare	494,840	40.0	474,312	33.8	465,921	65,624	33.9
Rental cost	165,262	13.4	128,875	9.2	129,877	18,293	9.4
Depreciation expenses	58,097	4.7	55,911	4.0	38,026	5,356	2.8
Others	77,470	6.3	69,318	5.0	117,016	16,481	8.5
Cost of revenues	795,669	64.4	728,416	52.0	750,840	105,754	54.6

Our cost of revenues from continuing operations is primarily affected by the number of our learning centers. In terms of the STEM education business, we had a total of 238, 217 and 220 learning centers for students aged between three and eighteen as of December 31, 2021, 2022 and 2023, respectively.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses related to continuing operations in absolute amounts and as percentages of net revenues from continuing operations for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Selling and marketing expenses	437,487	35.4	280,093	20.0	268,399	37,803	19.5
General and administrative expenses	359,453	29.1	397,440	28.4	330,848	46,599	24.1
Research and development expenses	40,311	3.3	20,248	1.4	11,654	1,641	0.8
Total operating expenses	837,251	67.8	697,781	49.8	610,901	86,043	44.4

Our selling and marketing expenses primarily consist of compensation expenses relating to our personnel involved in selling and marketing, including our enrollment advisors based at our learning centers, advertising expenses relating to our marketing activities, and, to a lesser extent, rental expenses relating to our selling and marketing functions. We expect our selling and marketing expenses to increase in the future as we further expand our business.

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

Taxation

Canada

Our wholly owned subsidiary in Canada, Techarena Canada Inc., is subject to Canada corporate tax pertaining to its activities conducted in Canada. No provision for Canada corporate tax has been made in the consolidated financial statements as Techarena Canada Inc. had no assessable income since its inception to December 31, 2023.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiaries in Hong Kong, Tarena Hong Kong (HK) Limited and Kids IT Education (HK) Limited, are subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong (HK) Limited and Kids IT Education (HK) Limited have no assessable income since its inception to December 31, 2023.

Mainland China

Pursuant to the EIT Law and its implementation rules, which became effective on January 1, 2008, and amended on December 29, 2018 and April 23, 2019, respectively, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. From January 1, 2021 to December 31, 2021, 12.5% of the first RMB1.0 million of the assessable profit before tax is subject to the tax rate of 20% for our subsidiaries and the VIEs that are qualified as “Small Profit Enterprises,” and the 50% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to the tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB1.0 million of the assessable profit before tax is subject to the tax rate of 20% for our subsidiaries and the VIEs that are qualified as “Small Profit Enterprises,” and the 25% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to the tax rate of 20%. From January 1, 2023 to December 31, 2027, the 25% of the assessable profit before tax less than RMB3.0 million is subject to the tax rate of 20% for our subsidiaries and the VIEs that are qualified as “Small Profit Enterprises”. Subject to the approvals from the tax authorities in certain locations in mainland China, our subsidiaries and the VIEs that are based in these locations are required to use the deemed profit method to determine their income tax.

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

	For the Year Ended December 31,
	2021		2022		2023
		% of Net		% of Net			% of Net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Net revenues	1,236,273	100.0	1,399,844	100.0	1,375,192	193,692	100.0
Cost of revenues(1)	(795,669)	(64.4)	(728,416)	(52.0)	(750,840)	(105,754)	(54.6)
Gross profit	440,604	35.6	671,428	48.0	624,352	87,938	45.4
Operating expenses(1):
Selling and marketing	(437,487)	(35.4)	(280,093)	(20.0)	(268,399)	(37,803)	(19.5)
General and administrative	(359,453)	(29.1)	(397,440)	(28.4)	(330,848)	(46,599)	(24.1)
Research and development	(40,311)	(3.3)	(20,248)	(1.4)	(11,654)	(1,641)	(0.8)
Operating (loss) income	(396,647)	(32.1)	(26,353)	(1.9)	13,451	1,895	1.0
Interest income, net	2,611	0.2	1,962	0.1	1,089	153	0.1
Other income, net	1,466	0.1	8,150	0.6	723	102	0.1
Foreign currency exchange loss, net	(267)	0.0	(325)	0.0	(901)	(127)	(0.1)
(Loss) income before income taxes	(392,837)	(31.8)	(16,566)	(1.2)	14,362	2,023	1.0
Income tax (expenses) benefit	(116,451)	(9.4)	14,504	1.0	7,972	1,123	0.6
Net (loss) income from continuing operations, net of income tax	(509,288)	(41.2)	(2,062)	(0.1)	22,334	3,146	1.6
Net income/(loss) from discontinued operations, net of income tax	33,508	2.7	87,295	6.2	(11,980)	(1,687)	(0.9)
Net (loss) income	(475,780)	(38.5)	85,233	6.1	10,354	1,459	0.8

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	18	244	19	3
Selling and marketing expenses	206	227	24	3
General and administrative expenses	13,514	10,179	2,551	359
Research and development expenses	375	734	149	21

The Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022

Net revenues

Our net revenues from continuing operations decreased by 1.8% from RMB1,399.8 million in 2022 to RMB1,375.2 million (US$193.7 million) in 2023. The decrease was primarily because the course consumption slowed down of this year led by a decreased cash collection, caused by economic headwinds earlier this year, which was partially offset by a relatively stable growth in student enrollments of STEM education from 209,400 in 2022 to 210,600 in 2023.

Cost of Revenues

Our cost of revenues from continuing operations increased by 3.1% from RMB728.4 million in 2022 to RMB750.8 million (US$105.8 million) in 2023. This increase was mainly due to an increase in rental costs, resulting from the expansion of some of our learning centers, and increased costs incurred in certain extracurricular challenges or competitions.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 7.0% from RMB671.4 million in 2022 to RMB624.4 (US$87.9 million) in 2023. Our gross profit margin decreased from 48.0% in 2022 to 45.4% in 2023, as the decrease in net revenues due to the economic headwinds in early 2023 while the fixed cost was relatively stable.

Operating Expenses

Our operating expenses decreased by 12.5% from RMB697.8 million in 2022 to RMB610.9 million (US$86.0 million) in 2023, as a result of the decrease in selling and marketing expenses and general and administrative expenses due to the efficient cost control in our operations.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 4.2% from RMB280.1 million in 2022 to RMB268.4 million (US$37.8 million) in 2023. This decrease was mainly due to a decrease in the number of sales staff and decrease in communication expenses resulting from the personnel optimization and cost control in 2023.

General and Administrative Expenses

Our general and administrative expenses decreased by 16.8% from RMB397.4 million in 2022 to RMB330.8 million (US$46.6 million) in 2023. The decrease was primarily due to a decrease in personnel-related costs associated with headcount reduction. Furthermore, a one-time provision for the amount of the anticipated settlement of a class action lawsuit was recognized in the previous period, while no such expenditure was incurred in 2023. Besides, shared-based compensation costs decreased due to the decrease in the number of outstanding share options.

Research and Development Expenses

Our research and development expenses decreased by 42.4% from RMB20.2 million in 2022 to RMB11.7 million (US$1.6 million) in 2023. The decrease was primarily due to the decrease in personnel-related expenses in 2023.

Interest Income

Our net interest income was RMB2.0 million in 2022 and RMB1.1 million (US$0.2 million) in 2023. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks. The decrease in interest income was primarily because the interest rates applicable to us declined in 2023.

Income Tax Benefits

Our income tax benefits decreased from RMB14.5 million in 2022 to RMB8.0 million (US$1.1 million) in 2023. The decrease in tax benefits was mainly due to a decrease in provision allowance made to the deferred income tax assets which was derived from the unutilized tax loss, as it was more likely than not that the tax loss will be utilized within the corresponding deduction period.

The effective income tax rate of -55.3% in 2023 was lower than the statutory income tax rate of 25.0% primarily because of the impact of the reversal of valuation allowances for deferred income tax assets of certain subsidiary, which was making profit in 2023. Considering that the future profitability of the STEM education business is likely to offset some of the accumulated losses already incurred, a portion of the valuation allowance for deferred tax assets of most STEM education business entities was released in 2023, which was partially offset by the impact of non-deductible expenses.

The effective income tax rate of 87.6% in 2022 was higher than the statutory income tax rate of 25.0% primarily because of (i) the impact of the non-deductible investment loss; and (ii) reversal of valuation allowances for deferred income tax assets of certain subsidiaries, which were expected to make profits in future. Considering that the future profitability of the STEM education business is likely to offset some of the accumulated losses already incurred, a portion of the valuation allowance for deferred tax assets of STEM education business entities was released in 2022.

Net Income (Loss) from Continuing Operations

As a result of the foregoing, we incurred a net income from continuing operations of RMB22.3 million (US$3.1 million) in 2023 as compared to a net loss for continuing operations of RMB2.1 million in 2022.

The Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021

Net revenues

Our net revenues from continuing operations increased by 13.2% from RMB1,236.3 million in 2021 to RMB1,399.8 million in 2022. We experienced a significant increase of 17.4% in our total student enrollments from approximately 178,400 in 2021 to approximately 209,400 in 2022. Our STEM education business has expanded into 53 cities in mainland China.

Cost of Revenues

Our cost of revenues from continuing operations decreased by 8.5% from RMB795.7 million in 2021 to RMB728.4 million in 2022. This decrease was mainly due to decrease in rental costs, depreciation costs, and personnel-related costs resulting from the closing of some of our learning centers. The number of STEM education learning centers decreased from 238 as of December 31, 2021 to 217 as of December 31, 2022.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 52.4% from RMB440.6 million in 2021 to RMB671.4 million in 2022. Our gross profit margin increased from 35.6% in 2021 to 48.0% in 2022, as we continued to improve operational efficiency.

Operating Expenses

Our operating expenses decreased by 16.7% from RMB837.3 million in 2021 to RMB697.8 million in 2022, as a result of the decrease in selling and marketing expenses and research and development expenses.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 36.0% from RMB437.5 million in 2021 to RMB280.1 million in 2022. This decrease was mainly due to a decrease in the number of sales staff and a decrease in advertising spending as we continued to control marketing spending in 2022.

General and Administrative Expenses

Our general and administrative expenses increased by 10.6% from RMB359.5 million in 2021 to RMB397.4 million in 2022. The increase was primarily due to the lower general and administrative expenses in the fourth quarter of 2021 resulting from the receipt of a settlement payment from the buyer group in connection with the termination of a proposed privatization transaction, as well as a provision of a class action lawsuit in 2022.

Research and Development Expenses

Our research and development expenses decreased by 49.8% from RMB40.3 million in 2021 to RMB20.2 million in 2022. The decrease was primarily due to the decrease in personnel-related expenses in 2022.

Interest Income

Our net interest income were RMB2.6 million in 2021 and RMB2.0 million in 2022. Our interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks. The decrease in interest income was primarily because we conducted fund management with lower interest, partially offset by the higher interest expenses for the new borrowing withdrawn in the end of 2022.

Income Tax Benefit (Expense)

Our income tax benefit was RMB14.5 million in 2022, compared to the income tax expenses of RMB116.5 million in 2021. The decrease of tax expenses was mainly due to a decrease in provision allowance made to the deferred income tax assets which was derived from the unutilized tax loss, as it was more likely than not that the tax loss will be utilized within the corresponding deduction period.

The effective income tax rate of 87.6% in 2022 was higher than the statutory income tax rate of 25.0% primarily because of (i) the impact of the non-deductible investment loss; and (ii) reversal of valuation allowances for deferred income tax assets of certain subsidiaries, which were expected to make profits in future. Considering that the future profitability of the STEM education business is likely to offset some of the accumulated losses already incurred, a portion of the valuation allowance for deferred tax assets of STEM education business entities was released in 2022.

The effective income tax rate of -29.6% in 2021 was lower than the statutory income tax rate of 25.0% primarily because of (i) recognition of valuation allowances for deferred income tax assets of certain subsidiaries, which were at cumulative loss position. In 2021, due to multiple factors, such as the COVID-19 pandemic and the regulations on some sectors of the education industry, the STEM education business did not achieve the profitability as expected. Considering that the future profitability of the STEM education business is unlikely to offset the accumulated losses already incurred, the valuation allowance of deferred tax assets of most STEM education entities was provided in 2021; (ii) the preferential income tax rate enjoyed by some of our subsidiaries; and (iii) the impact of changes in tax rates on certain of our subsidiaries.

Net Loss from Continuing Operations

As a result of the foregoing, we incurred a net loss for continuing operations of RMB2.1 million in 2022 as compared to a net loss for continuing operations of RMB509.3 million in 2021.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from disposal of property and long-term investments. As of December 31, 2023, we had RMB227.6 million (US$32.1 million) in cash and cash equivalents, time deposits and restricted cash. Our cash consists of cash in bank and deposits placed in third-party payment processors. Cash of the VIEs, in the amount of RMB2.5 million (US$0.4 million) as of December 31, 2023, can be used only to settle obligations of the VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. The restricted cash primarily consists of tuition fees in the escrow account supervised by the state and provincial education bureaus.

We believe that our current cash, cash equivalents, time deposits, restricted cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See “Summary of Significant Accounting Policies—Cash, cash equivalents, time deposits and restricted cash” under note 2(e) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents, time deposits and restricted cash were held as of December 31, 2023.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities from continuing operations	(70,563)	1,046	21,468	3,025
Net cash provided by/(used in) operating activities from discontinued operations	79,173	(28,574)	(140,403)	(19,775)
Net cash used in investing activities from continuing operations	(45,958)	(28,818)	(34,544)	(4,866)
Net cash provided by investing activities from discontinued operations	79,651	6,109	106,592	15,013
Net cash provided by/(used in) financing activities from continuing operations	23,237	(24,105)	(33,781)	(4,758)
Net cash provided by/(used in) financing activities from discontinued operations	—	22,000	(2,000)	(283)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(67)	2,288	(1,447)	(203)
Net increase/ (decrease) in cash and cash equivalents	65,473	(50,054)	(84,115)	(11,847)
Cash, cash equivalents and restricted cash at the beginning of the year	358,548	424,021	373,967	52,672
Cash, cash equivalents and restricted cash at end of the year	424,021	373,967	289,852	40,825
Less: Cash, cash equivalents and restricted cash of discontinued operations	301,204	175,438	62,588	8,815
Cash, cash equivalents and restricted cash at the end of the year from continuing operations	122,817	198,529	227,264	32,010

Operating Activities

Net cash provided by operating activities from continuing operations amounted to RMB21.5 million (US$3.0 million) in 2023. It was primarily due to (a) a net income from continuing operations of RMB22.3 million, mainly adjusted by depreciation and amortization of RMB46.9 million, amortization of right-of-use asset of RMB121.3 million, loss on disposal of property and equipment of RMB1.3 million, and share based compensation expense of RMB2.7 million; (b) a decrease in operating lease liabilities of RMB147.7 million; and (c) an increase in deferred income tax assets of RMB9.8 million; and (d) a decrease in deferred revenue of RMB104.3 million due to the reduced collections of our STEM education business.

Net cash provided by operating activities from continuing operations amounted to RMB1.0 million in 2022. It was primarily due to (a) a net loss of RMB2.1 million, mainly adjusted by depreciation and amortization of RMB67.7 million, amortization of right-of-use asset of RMB136.9 million, loss on disposal of property and equipment of RMB0.6 million, and share based compensation expense of RMB11.4 million; (b) a decrease in operating lease liabilities of RMB142.6 million; and (c) an increase in deferred income tax assets of RMB18.3 million; and (d) a decrease in deferred revenue of RMB109.3 million due to the reduced collections of our STEM education business.

Net cash used in operating activities from continuing operations amounted to RMB70.6 million in 2021. It was primarily due to (a) a net loss of RMB509.3 million, mainly adjusted by depreciation and amortization of RMB71.6 million, amortization of right-of-use asset of RMB149.7 million, loss on disposal of property and equipment of RMB0.9 million, and share based compensation expense of RMB14.1 million; (b) a decrease in operating lease liabilities of RMB145.9 million; and (c) a decrease in deferred income tax assets of RMB115.8 million; and (d) an increase in deferred revenue of RMB77.0 million due to the expansion of our STEM education business.

Investing Activities

Net cash used in investing activities from continuing operations was RMB34.5 million (US$4.9 million) in 2023, consisting of the purchase of property and equipment, including computers and servers, of RMB34.7 million for the replacement of obsolete items and the proceeds of RMB0.5 million received from disposal of property and equipment.

Net cash used in investing activities from continuing operations was RMB28.8 million in 2022, consisting of purchase of property and equipment, including computers and servers, of RMB29.4 million for the replacement of obsolete items, partially offset by the proceeds of RMB0.6 million received from the disposal of property.

Net cash used in investing activities from continuing operations was RMB46.0 million in 2021, consisting of the net proceeds of RMB1.0 million received from the disposal of property, and purchase of property and equipment, including computers and servers, of RMB46.9 million for the replacement of obsolete items.

Financing Activities

Net cash used in financing activities from continuing operations was RMB33.8 million (US$4.8 million) in 2023, which was primarily attributed to the repayment of bank borrowings RMB30 million and the repurchase of treasury stock of RMB2.4 million.

Net cash used in financing activities from continuing operations was RMB24.1 million in 2022, which was primarily attributed to the repayment of bank borrowings RMB 30.0 million, the repurchase of treasury stock of RMB 17.1 million, and the prepayment of acquiring noncontrolling interests of RMB 7.1 million, partially offset by the proceeds from bank borrowings of RMB30.0 million.

Net cash provided by financing activities from continuing operations was RMB23.2 million in 2021, which was primarily attributed to, the proceeds from bank borrowings of RMB30.0 million, and proceeds from issuance of Class A ordinary shares in connection with exercise of share options of RMB3.9 million, partially offset by the repayment of bank borrowings of RMB10.7 million.

Material Cash Requirements

Capital Expenditures

Our capital expenditures are primarily related to purchase of property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB46.9 million, RMB29.4 million and RMB34.7 million (US$4.9 million) in 2021, 2022 and 2023, respectively. We have made and may continue to make acquisitions of businesses and properties that complement our operations. We expect our capital expenditures will continue to be significant for the near future as we continue to acquire new equipment to replace our obsolete items, upgrade our IT infrastructure hardware, and expand our network of learning centers. We expect to fund our future capital expenditures with our current cash, cash equivalents, time deposits and anticipated cash flow from operations.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by December 31,
							2029 and
	Total	2024	2025	2026	2027	2028	thereafter

	(RMB in thousands)
Operating lease commitments(1)	235,573	113,686	66,914	37,027	11,620	6,326	—

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2023.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the variable interest entities in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries and service fees paid by the variable interest entities in mainland China. If our wholly owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our mainland China subsidiaries, being foreign-invested enterprises established in mainland China, are required to make appropriations to certain statutory reserves, such as a general reserve fund, which is appropriated from net profit as reported in their PRC statutory accounts. Each of our mainland China subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital.

The variable interest entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund and a discretionary surplus fund. Each of the variable interest entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriations to the discretionary surplus fund are at the discretion of the variable interest entities.

As a result of these laws and regulations of mainland China, as of December 31, 2023, we had RMB143.5 million (US$20.2 million) in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB402.4 million (US$56.7 million) to satisfy the maximum requirement of statutory surplus reserves for all of our subsidiaries and the VIEs in mainland China as of December 31, 2023. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2023, we had RMB57.9 million (US$8.2 million) in statutory development fund that is not distributable as cash dividends.

C.Research and Development, Patents and Licenses, etc.

Research and Development

Building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live lecture broadcasts, online TTS, 61it.cn and the various services that we provide to our students. We manage our lecture delivery system, TTS and 61it.cn using a combination of commercially available software, hardware systems and proprietary technology. Since 2006, we have established a powerful online platform that enables thousands of students to simultaneously log onto our TTS and participate in activities online.

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB40.3 million, RMB20.2 million and RMB11.7 million (US$1.6 million) in 2021, 2022 and 2023 respectively.

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

As of March 31, 2024, we had registered 34 domain names relating to our continuing operations, including our www.tctm.cn, www.it61.cn and www.61it.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center and held 3 software copyrights and 116 trademarks related to our continuing operations.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2024 and ending on the date of this annual report that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) operating leases; (iii) income taxes; and (iv) fair value measurements. See “Summary of Significant Accounting Policies” under note 2 to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of Long-Lived Assets

We periodically review our long-lived assets for impairment indicators to identify any events that may lead the carrying value to be irrecoverable. Such events include a historical or projected trend of net cash outflow or a future expectation that we will sell or dispose of an asset significantly before the end of its previously estimated useful life. In reviewing for impairment, we group our long-lived assets into professional education asset group and STEM education asset group, which are the lowest possible level that identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The selection and assessment of qualitative factors used to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value involves significant judgment and estimates, which could be material to our financial position and results of operations.

For IT-focused supplementary STEM education asset group, there was no indications of impairment as of December 31, 2023. For IT professional education asset group, along with other assets such as receivables and goodwill, has been treated as a disposal group accounted as discontinued operations during the year ended and as of December 31, 2023. When assets other than long-lived assets are present within a disposal group, it is necessary for the Company to follow a required order for testing the assets within the disposal group when recognizing the disposal group at the lower of its carrying amount or fair value less cost to sell. The Company performed such assessment and determined there was no significant impairment indicator for the assets in IT professional education disposal group.

No impairment of long-lived assets was recognized for the years ended December 31, 2021, 2022 and 2023.

Allowance for credit losses

We maintain an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses, we consider various factors, including historical experience, credit-worthiness of customers, current and reasonable forecasted future economic conditions, aging of the accounts receivable balances, payment patterns, and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model, or the CECL Model, in accordance with ASC topic 326—Financial Instruments—Credit Losses. We also consider to provide specific allowance for credit losses for those accounts receivable balances when facts and circumstances have emerged to indicate that these receivables are unlikely to be collected. Changes in these estimates and assumptions could materially affect the quantity of credit losses, which could be material to our financial position and results of operations.

Prepaid expenses and other current assets primarily represent prepaid advertising deposits, loans made to employees, prepaid value-added tax, professional fee, prepaid rental expenses and so on. Prepaid expenses and other current assets which are due over one year as of the balance sheet date are presented as other non-current assets. The Company maintains an allowance for credit losses for the part that is not expected to be recovered. In establishing the allowance, management considers overdue employee loan upon the use of the CECL Model in accordance with ASC topic 326. Prepaid expenses and other current assets that are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

There was no allowance of credit losses for accounts receivable as of December 31, 2022 and 2023. The allowance of credit losses for prepaid expenses and other current assets associated with continuing operations totaled approximately RMB 0.4 million and RMB0.4 million as of December 31, 2022 and 2023, respectively.

Taxation

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with the local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of December 31, 2022 and 2023, the Company’s balance of deferred tax assets for continuing operations, net of RMB 158.8 million and RMB 135.4 million (US$19.1 million) valuation allowance, were RMB 18.6 million and RMB 28.5 million (US$4.0 million), respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	53	Founder and Chairman
Jianguang Li	59	Independent Director
Mingjie Sun	60	Independent Director
Binshen Meng	61	Director
Shengwen Rong	55	Independent Director
Ying Sun	47	Chief Executive Officer
Xiaobo Shao	44	Chief Financial Officer
Xiaolan Tang	44	Senior Vice President
Xiaohui Liu	34	Vice President

Shaoyun Han is our founder and has been serving as chairman of our board of directors since our inception. Mr. Han served as our Chief Executive Officer from our inception to April 2020. Before founding our company in September 2002, Mr. Han was deputy chief engineer and director of the software division of AsiaInfo-Linkage between 1995 and 2002, responsible for software research and development and corporate management. Mr. Han received a bachelor’s degree in computer application from Jilin University in China.

Jianguang Li has been serving as our independent director since April 2020. Mr. Li is also a member of our compensation committee and audit committee, and the chairperson of our corporate governance and nominating committee. Mr. Li served as our director from April 2014 to April 2020. Mr. Li has been a partner of IDG Capital Partners since March 2006, responsible for providing venture capital and private equity investment-related advice. Between 1999 and 2006, Mr. Li served as a vice-president of IDG Technology Venture Investment Inc. Prior to joining IDG in 1999, Mr. Li worked in Crosby Assets Management Limited as an investment manager. Mr. Li received a bachelor’s degree in management from Peking University and a master’s of science degree from the University of Guelph.

Mingjie Sun has been serving as our independent director and chairperson of the compensation committee since December 2022. Ms. Sun is also a member of our audit committee and corporate governance and nominating committee. Ms. Sun served as one of the six members in the Executive Management Team of AsiaInfo Technologies (China) Inc. (01675.HK). Ms. Sun joined AsiaInfo Technologies (China) Inc. in 1996, and served as its vice president and senior vice president from January 2014 to April 2022. With over two decades of operational and leadership experience in the IT and telecommunication industry, Ms. Sun was awarded Forbes China 50 Top Women in Tech in 2020. Ms. Sun received a bachelor’s degree in automatic control engineering from Harbin Engineering University and a master degree in automatic control engineering from Harbin Institute of Technology.

Shengwen Rong has been serving as an independent director and the chairperson of our audit committee since March 1, 2022. Mr. Rong is also a member of our compensation committee and corporate governance and nominating committee. Mr. Rong currently serves as an independent director and chairman of the audit committees of the following public companies: Cheche Group Inc. (Nasdaq: CCG), Vision Deal HK. Acquisition Corp. (SEHK: 7827), 51 Talk Online Education Group (NYSE: COE), MOGU Inc. (NYSE: MOGU), and X Financial (NYSE: XYF), and as an independent director and member of the audit committee of Qudian Inc. (NYSE: QD). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company from 2010 to 2012. Mr. Rong received a bachelor’s degree in international finance from Renmin University in 1991, a master’s degree in accounting from West Virginia University in 1996, and an MBA degree from the University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

Binshen Meng has been serving as our director since December 2022. Dr. Meng currently serves as a board director of TCE (Shenzhen) Technology Limited. Dr. Meng is a seasoned technology entrepreneur with extensive experience in the TMT industry. Dr. Meng served senior technology and management roles in multiple world-renowned technology companies in Silicon Valley, such as HP, Lucent, Altera and Nvidia. Dr. Meng founded TCE (Shenzhen) Technology Limited in 2013, in which he has served as the chairman of the board, CEO and/or CTO. Dr. Meng has nearly 30 years of R&D and leadership experience in network and telecommunications, consumer electronics, artificial intelligence, big data, Internet of Things and green energy technologies. Dr. Meng received a bachelor’s degree and a master’s degree in electronics technology from Peking University and served as a professor teaching physics in Tsinghua University. Dr. Meng received his master degree and PhD in computer and electrical engineering from University of Wisconsin-Madison.

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

Xiaobo Shao has been serving as our Chief Financial Officer since June 2023. Mr. Shao previously served as the chief financial officer of I Do between 2021 to 2022. From 2020 to 2021, Mr. Shao was a senior operations specialist at the education and tutoring department of Ant Financial. From 2013 to 2019, Mr. Shao was a vice president at BabyTree Group (SEHK: 1761). From 2012 to 2013, Mr. Shao served as a senior manager at NQ Mobile. From 2011 to 2012, Mr. Shao worked at Wanwang Zhicheng Technology Co., Ltd., a subsidiary of Alibaba.

Xiaolan Tang has been serving as our senior vice president since April 2024. Mr. Tang joined our company in 2007, and served as the head of sales and marketing, deputy general manager of our northern region, general manager of our midwestern region. Between 2015 and 2019, Mr. Tang took part in founding Dajiangtai.com, an online IT professional education company, and VIPCODE, an online coding education company for children and teenagers, and served as the vice president of operations. In April 2020, Mr. Tang rejoined our company and served as our vice president of sales and marketing. Mr. Tang has over 20 years of experience in the sales and marketing for the education industry, the business operations and management of corporate matters. Mr. Tang received a bachelor’s degree in management from Jilin University in 2001.

Xiaohui Liu has been serving as our vice president since April 2024. Mr. Liu joined our company in 2018, and was appointed as the general manager of Beijing region in March 2021. Mr. Liu has over 11 years of experience in the education industry, and previously served in various education companies, including but not limited to, Meta Data Ltd (NYSE: AIU) and Best Learning English. Mr. Liu received a bachelor’s degree in Laws and Sociology from Shanxi Normal University in 2012.

B.Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB6.7 million in cash to our executive officers, and we paid an aggregate of RMB5.2 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Our subsidiaries and the variable interest entities in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable laws of mainland China and the health insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice.

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

Share Incentive Plan

The 2024 Plan

We adopted the 2024 Plan in February 2024. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Plan is 3,500,000, provided that the shares reserved in the award pool shall be increased on the first day of each calendar year, commencing with January 1, 2025, if the unissued shares reserved in the award pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the award pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year. The following paragraphs summarize the key terms of our 2024 share incentive plan.

Types of Awards. The 2024 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2024 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2024 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, consultants or directors. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies, subsidiaries, and the variable interest entities.

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

Termination. Unless terminated earlier, the 2024 Plan will terminate automatically in 2034.

The 2014 Plan

We adopted the 2014 Plan in February 2014, which automatically terminated in February 2024. As of February 29, 2024, options to purchase 2,006,585 Class A ordinary shares are issued and outstanding under the 2014 Plan and 36,120 restricted share units were granted and outstanding under the 2014 Plan. The terms of the 2014 Plan were substantially the same as those of the 2024 Plan.

The following table summarizes, as of February 29, 2024, the outstanding options granted to our directors and executive officers under our share plan .

	Ordinary Shares
	Underlying	Exercise Price
Name	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	*	0.01	March 1, 2015	February 28, 2025
	*	0.01	December 31, 2016	December 31, 2026
	*	0.01	April 1, 2017	December 31, 2026
	*	0.01	January 1, 2023	December 31, 2032
Ying Sun	4,500	0.01	January 1, 2013	June 30, 2024
	2,500	0.01	February 20, 2014	June 30, 2024
	7,500	0.01	March 1, 2015	February 28, 2025
	70,000	0.01	December 31, 2016	December 31, 2026
	50,000	0.01	December 28, 2020	December 28, 2030
	90,000	0.01	January 1, 2022	December 31, 2031
	120,000	0.01	January 1, 2023	December 31, 2032
	200,000	0.01	January 1, 2024	December 31, 2033
	544,500†
Xiaobo Shao	*	0.01	January 1, 2024	December 31, 2033
Xiaolan Tang	*	0.01	December 28, 2020	December 28, 2030
	*	0.01	December 31, 2021	December 31, 2031
	*	0.01	December 30, 2022	December 30, 2032
Xiaohui Liu	*	0.01	December 31, 2021	December 31, 2031
	*	0.01	December 30, 2022	December 30, 2032
Total	1,185,320	—	—	—
*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total issued and outstanding shares as of February 29, 2024.
†	The aggregate number of ordinary shares underlying the outstanding options held by Ms. Ying Sun is 544,500, representing 1.11% of our total issued and outstanding shares as of February 29, 2024.

The following table summarizes, as of February 29, 2024, the outstanding restricted share units we granted to our directors and executive officers under the 2014 Plan.

Number of
Class A
Ordinary
Shares
Underlying
Restricted
	Share	Date of
Name	Units	Grant
Jianguang Li	*	April 9, 2023
*	Less than 1% of our total issued and outstanding shares as of February 29, 2024.

As of February 29, 2024, other individuals as a group held outstanding options to purchase a total of 1,076,765 Class A ordinary shares of our company, with exercise prices ranging from US$0 to US$4.36 per share, and held outstanding restricted share units to acquire a total of 7,450 Class A ordinary shares of our company.

C.Board Practices

Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company. Subject to the rules of the NASDAQ Capital Market and disqualification by the chairman of the board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The board may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There is no age limit requirement for directors. The service agreements between us and the directors do not provide benefits upon termination of their services.

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

Strategy Committee. In November 2022, our board of directors formed a strategy committee of Mr. Shaoyun Han, Ms. Mingjie Sun and Dr. Binshen Meng, and is chaired by Mr. Shaoyun Han. The strategy committee assists the board in establishing, evaluating and supervising the implementation of the company’s business strategies. The strategy committee is responsible for, among other things:

●	reviewing the middle and long-term development plan and supervising the implementation of the business strategies;
●	reviewing and supervising the implementation of the company’s business and operation plans;
●	reviewing proposals subject to the board’s approval in connection with significant acquisition and financing; and
●	reviewing and evaluating the performance of the company’s major business and key personnel.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fifth amended and restated memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. We have entered into director service agreements with each of our independent directors featuring a term of office for two years. Our other directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our fifth amended and restated memorandum and articles of association.

Board Diversity

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0

D.Employees

Our headquarters is located in Beijing, where our instructors, software engineers and certain general and administrative staff are based. We have divided our national network of learning centers into three regions, namely, northern region, southern region, and central and western region, and we have regional offices that are responsible for managing the daily operations of learning centers located within each territory.

We had a total of 10,009, 7,955 and 7,024 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had 1,406 employees in Beijing, 5,616 employees in other areas of mainland China. We also have 2 employees located overseas. The following table sets forth the number of our employees, categorized by function, as of December 31, 2023:

Functions	Number of Employees
Teaching and content development	2,729
Selling and marketing	1,858
General and administration	1,174
Others*	1,263
Total	7,024

Notes:

*     mainly includes center administrators for STEM education.

Upon the consummation of the Divestiture, we had 5,386 employees associated with our continuing operations as of March 31, 2024.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 49,143,763 ordinary shares outstanding as of February 29, 2024, comprising 41,937,704 Class A ordinary shares (excluding 16,224,888 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total
				ordinary	% of
			Total ordinary	shares on	aggregate %
	Class A	Class B	shares on an	an as-	of aggregate
	ordinary	ordinary	as-converted	converted	voting
Directors and Executive Officers:**	shares	shares	basis	basis	power †
Shaoyun Han(1)	3,027,950	7,206,059	10,234,009	20.7	65.6
Jianguang Li(2)	489,940	—	489,940	1.0	0.4
Shengwen Rong(3)	—	—	—	—	—
Mingjie Sun(4)	—	—	—	—	—
Binshen Meng	—	—	—	—	—
Ying Sun(5)	8,348,224	—	8,348,224	16.9	7.3
Xiaobo Shao	*	*	*	*	*
Xiaolan Tang	*	*	*	*	*
Xiaohui Liu	*	*	*	*	*
All directors and executive officers as a group	12,115,684	7,206,059	19,321,743	39.1	73.3
Principal Shareholders:
Lijuan Han(6)	2,344,665	7,206,059	9,550,724	19.4	65.3
Theodore Walker Cheng-De King (7)	9,226,355	—	9,226,355	18.8	8.1
Connion Capital Limited(8)	4,746,618	—	4,746,618	9.7	4.2

Notes:

*	Less than 1%.
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

(1)	Represents (i) 7,206,059 Class B Ordinary Shares held by Learningon Limited (“Learningon”), (ii) 438,644 restricted ADSs representing 2,193,220 Class A Ordinary Shares held by Learningon, (iii) 53,657 ADSs representing 268,285 Class A Ordinary Shares held by Mr. Shaoyun Han, (iv) 30,289 ADSs representing 151,445 Class A Ordinary Shares held by Ms. Lijuan Han; and (v) 83,000 ADSs representing 415,000 Class A Ordinary Shares that Mr. Shaoyun Han may purchase upon exercise of options within 60 days of February 29, 2024. Learningon is principally an investment holding vehicle. Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by Ms. Lijuan Han, sister of Mr. Shaoyun Han. By virtue of such relationship, Ms. Lijuan Han and Mr. Shaoyun Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by Ms. Lijuan Han. Therefore, Mr. Shaoyun Han may be deemed to share the voting power with respect to these shares. Ms. Lijuan Han is the sole director of Learningon, which does not have any executive officer. The registered office address of Learningon is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(2)	The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.
(3)	The business address of Mr. Rong is 182 Pine Ln, Los Altos, CA 94022, USA.

(4)	The business address of Ms. Sun is AsiaInfo Plaza, Courtyard 10 East, Zhongguancun Software Park Phase II, Xibeiwang East Road, Haidian District, Beijing 100193, PRC.
(5)	Represents (i) 718,887 ADSs representing 3,594,435 Class A Ordinary Shares held by Connion Capital Limited (“Connion”), (ii) 1,152,183 Class A Ordinary Shares held by Connion, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (iv) 1,207,106 Class A Ordinary Shares held by Ms. Ying Sun, and (v) 78,900 ADSs representing 394,500 Class A Ordinary Shares that Ms. Ying Sun may purchase upon exercise of options within 60 days of February 29, 2024. Each of Connion and Moocon Education Limited is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by Ms. Ying Sun. Ms. Ying Sun is sole director of Connion and Moocon Education Limited, which do not have any executive officer. The registered office address of each of Connion and Moocon Education Limited is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(6)	Represents (i) 7,206,059 Class B ordinary shares held by Learningon, (ii) 438,644 ADSs representing 2,193,220 Class A ordinary shares held by Learningon, and (iii) 30,289 ADSs representing 151,445 Class A Ordinary Shares held by Ms. Lijuan Han. The registered office address of Learningon is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learningon is ultimately owned by Ms. Lijuan Han, sister of Mr. Shaoyun Han. By virtue of such relationship, Ms. Lijuan Han and Mr. Shaoyun Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by Ms. Lijuan Han. Therefore, Mr. Shaoyun Han may be deemed to share the voting power with respect to these shares. Ms. Lijuan Han is the sole director of Learningon, which does not have any executive officer. The registered office address of Learningon is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(7)	Represents (i) 1,845,271 ADSs representing 9,226,355 Class A Ordinary Shares held by Sutro Park Ltd. and Theodore Walker Cheng-De King is the 100% shareholder of Sutro Park Ltd. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G filed by Theodore Walker Cheng-De King and Sutro Park Ltd. with the SEC on February 14, 2024. The registered address of Theodore Walker Cheng-De King is the Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong. The principal business address for Sutro Park Ltd. is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.
(8)	Represents (i) 718,887 ADSs representing 3,594,435 Class A Ordinary Shares and (ii) 1,152,183 Class A Ordinary Shares held by Connion. The registered office address of Connion is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Connion is ultimately owned by Ms. Ying Sun.

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

To our knowledge, as of February 29, 2024, a total of 9,486,415 ADSs (equivalent to 47,432,075 Class A ordinary shares) are outstanding (among which 8,328,883 are unrestricted ADSs while 1,157,532 are restricted ADSs) after a new ADS-to-share ratio change (from the previous ratio of one ADS to one Class A ordinary share to a new ratio of one ADS to five Class A ordinary shares) was effected in December 2021, representing 80.5% of our total issued and outstanding Class A ordinary shares as of such date. To our knowledge, there is one record holder in the United States which is CEDE & CO. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders in the United States. As of February 29, 2024, none of our Class B ordinary shares are held by any record holder in the United States.

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

Contractual Arrangements with the VIE

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Shareholders and Affiliates

Transactions with Chuanbang. Chuanbang Business Consulting (Beijing) Co., Ltd., or Chuanbang, is a company owned by our chairman, Mr. Shaoyun Han. Pursuant to our agreement with Chuanbang, Chuanbang provided cash collection service on our accounts receivable to better manage our cash collection since August 2013. The fee is calculated based on 2%~20% of the amount collected. Employees of Chuanbang include former employees of the Company who worked in the credit evaluation department. Chuanbang also provides similar cash collection service to other financial institutions. The cash collection service fees were RMB0.04 million for 2021, while no cash collection service occurred in 2022 and 2023.

Disposal of interest in Gaohuiqiangxue. Gaohuiqiangxue Software (Hainan) Co., Ltd. is a wholly-owned subsidiary of the former VIE, Beijing Tarena, or the Target Company, through which we cooperate with universities and colleges in mainland China to offer joint-major degree programs and related peripheral services to colleges and students in accordance with the higher education reform policies of each province, or the Target Business. On April 28, 2023, we entered into agreements to dispose of our controlling interest in the Target Business to a consortium led by Beijing Weike Xinneng Education Technology Ltd, or Beijing Weike. Mr. Shaoyun Han, our founder and chairman, is member of the investor consortium and has an interest in the disposal of the Target Business. Pursuant to the agreements entered into on April 28, 2023, Beijing Weike invested RMB43,750,000 in the Target Company in exchange for 70% of the equity in the Target Company and Mr. Shaoyun Han invested RMB6,250,000 in the Target Company in exchange for 10% of the equity in the Target Company. Upon the completion of such investments on May 31, 2023, the equity interest of Beijing Tarena in the Target Company was diluted to 20%.

Disposal of interest in professional education business. On December 24, 2023, Tarena Software Technology (Hangzhou) Co., Ltd. entered into an equity transfer agreement with Tarena Technologies Inc. to dispose of the company’s equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, or the Divestiture. Ms. Lijuan Han, sister of the company’s founder and chairman Mr. Shaoyun Han, is a member of the buyer consortium and has an interest in the Divestiture. The Divestiture was closed on March 31, 2024. See Exhibit 4.15 to this annual report for the equity transfer agreement.

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

Legal Proceedings

We and certain of our current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021, in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016, and November 1, 2019, related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On January 18, 2022, we moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing was completed on May 19, 2022. While the motion to dismiss was pending, Plaintiff and the Company reached an agreement in principle to settle all claims. On July 13, 2022, Plaintiff filed a letter informing the court of the settlement in principle. On August 31, 2022, the parties filed a motion for preliminary approval of the proposed settlement agreement. Preliminary approval hearing took place on November 8, 2022, and the Court reserved judgement on the motion pending submission of additional information. In December 2022, the parties submitted revised settlement materials to the court. On August 3, 2023, the court ordered additional revisions to the settlement papers, which the parties submitted on August 18, 2023. On September 5, 2023, the court granted preliminary approval for the settlement agreement with us. The final fairness hearing is scheduled for February 9, 2024. The parties are awaiting the court’s ruling. We are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit.

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

Dividend Policy

We have not declared or paid any dividends on our ordinary shares since the beginning of 2019, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and develop our business.

Our board of directors has complete discretion whether to declare dividends, subject to the Companies Act, our fifth amended and restated memorandum and articles of association, and the common law of the Cayman Islands. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

Our ADSs have been listed and traded on Nasdaq Global Select Market since April 3, 2014, and on Nasdaq Capital Market since November 17, 2023. Our ticker symbol was “TEDU” through January 10, 2024, at which date it has been changed to “TCTM.”

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow many recent English law statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

(a)	Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which she or he might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and/or (ii) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the Grand Court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●the statutory provisions as to the required majority vote have been met;
●the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

(b)	Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●a company acts or proposes to act illegally or ultra vires;
●the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and
●those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

(c)	Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

(d)	Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

(e)	Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

(f)	Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

(g)	Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our fifth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

(h)	Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated memorandum and articles of association, directors may be removed by an ordinary resolution of our shareholders.

(i)	Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

(j)	Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

(k)	Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class only with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

(l)	Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our fifth amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

(m)	Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

The following summary of Cayman Islands, mainland China and United States federal income tax considerations of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax considerations relating to an investment in our ADSs or ordinary shares, such as the tax considerations under other federal, state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of tax laws of mainland China, it represents the opinion of Han Kun Law Offices, our PRC counsel.

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

Mainland China Taxation

Under the EIT Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, Circular 82 issued by the State Administration of Taxation in April 2009, as amended in December 2017, specifies that certain offshore-incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to Circular 82, the State Administration of Taxation issued the Bulletin 45, which took effect in September 2011 and amended respectively in 2015, 2016 and 2018, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on mainland China resident enterprise status and administration on post-determination matters. We do not believe that TCTM Kids IT Education Inc. is a mainland China resident enterprise. If the PRC tax authorities determine that TCTM Kids IT Education Inc. is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-mainland China enterprise shareholders and with respect to gains derived by our non-mainland China enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-mainland China individual shareholders and with respect to gains derived by our non-mainland China individual shareholders from transferring our shares or ADSs.

Under the EIT Law and its implementation rules, dividends generated from retained earnings from a mainland China company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement. Pursuant to the Hong Kong Tax Treaty, which was promulgated on August 21, 2006, a company incorporated in Hong Kong, such as Kids IT Education (HK), will be subject to withholding income tax at a rate of 5% on dividends it receives from its subsidiary in mainland China if it holds a 25% or more interest in that particular subsidiary in mainland China, or 10% if it holds less than a 25% interest in that subsidiary. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the mainland China enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the tax authority according to Circular 60, which was replaced and repealed by Circular 35. Circular 35 sets forth that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

The State Administration of Tax issued the Notice on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Notice 6, on March 17, 2017. Notice 6 further regulates and strengthens the transfer pricing administration on outbound payments by a mainland China enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a mainland China enterprise to its overseas related parties must comply with arm’s-length principles, Notice 6 specifies certain circumstances whereby such payments that do not comply with arm’s-length principles may be subject to the special tax adjustments by the tax authority, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the mainland China enterprise to obtain direct or indirect economic benefits, royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the value of such intangible assets, royalties paid to an overseas related party for the transfer of the right to use of the intangible assets with no economic benefits, and royalties paid to an overseas related party for the incidental benefits generated from the listing activities. Although we believe all our related party transactions, including all payments by our mainland China subsidiaries and consolidated affiliated entities to our non-mainland China entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

The State Administration of Taxation issued a Circular 59, which became effective retroactively as of January 1, 2008. On February 3, 2015, the State Administration of Taxation issued a Public Notice 2015 No.7, or Public Notice 7. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a mainland China “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to mainland China enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. In October 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or Circular 37, amended in June 2018, which provides certain changes to the current withholding regime and amends certain provisions in Public Notice 7. For example, Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time. There is little guidance and practical experience as to the application of Public Notice 7 or Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 or Circular 37 and may be required to expend valuable resources to comply with Public Notice 7 or Circular 37 or to establish that we should not be taxed under Public Notice 7 or Circular 37. The PRC tax authorities have the discretion under Circular 59, Public Notice 7 or Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the mainland China tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift and minimum tax considerations; the Medicare tax on certain net investment income; or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as nonpassive assets.

In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control the management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate the entities’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2023. No assurances can be given with regard to our PFIC status for the current taxable year or the foreseeable future because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

The determination of whether we will be or become a PFIC will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our unbooked intangibles (which may depend upon the market value of our ADSs or Class A ordinary shares from time to time, which may be volatile). It is also possible that the IRS may challenge our classification or valuation of our unbooked intangibles or determine that such assets should not be included in the determination of whether we are classified as a PFIC, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years. Recent declines in the market price of our ADSs significantly increased our risk of being or becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the rules, and because PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we will not be or become a PFIC for the current or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-mainland China income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Capital Market will generally be considered to be readily tradable on an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq, although there can be no assurance in this regard. However, as mentioned above, on July 28, 2023, we received a written notification from Nasdaq advising us that we were not in compliance with certain continued listing requirements but we have regained compliance since November 17, 2023. However, there can be no assurance that we will meet all of the requirements for continued listing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs.” If our ADSs are delisted from the Nasdaq and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If mainland China withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or Class A ordinary shares, such holder may be able to obtain a reduced rate of mainland China withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, mainland China withholding taxes on dividends that are nonrefundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If a U.S. Holder does not elect to claim a foreign tax credit, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Each U.S. Holder should consult its tax advisors regarding the creditability of any mainland China tax.

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

As described in “Item 10. Additional Information—E. Taxation—Mainland China Taxation,” if we are deemed to be a mainland China resident enterprise under the EIT Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to mainland China income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. However, as mentioned above, on July 28, 2023, we received a written notification from Nasdaq advising us that we were not in compliance with certain continued listing requirements but we have regained compliance since November 17, 2023. However, there can be no assurance that we will meet all of the requirements for continued listing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs.” If our ADSs are delisted from the Nasdaq and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs will continue to be listed on the NASDAQ Capital Market, which is a qualified exchange for these purposes, and, consequently, assuming that our ADSs are regularly traded, it is expected that the mark-to-market election would be available to a U.S. Holder of our ADSs if were we to become a PFIC, but no assurances are given in this regard.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

In accordance with NASDAQ Stock Market Rules 5250(d), we will post this annual report on Form 20-F on our website at http://ir.tctm.cn.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange loss of RMB0.9 million (US$0.1 million) in 2023.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

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

A hypothetical 10% decrease or increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB57.5 million in the value of our U.S. dollar-denominated financial assets at December 31, 2023.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Holders of our ADSs will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise rights to purchase additional ADSs	Up to U.S. $ 5¢ per ADS held on applicable record dates(s) established by the Depositary.
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Depositary Services	Up to U.S. 50 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2023, we received US$216,239 from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Based upon this evaluation, our management concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable details, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework).

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Marcum Asia CPAs LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, and its attestation report is set forth as follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.)

Opinion on Internal Control over Financial Reporting

We have audited TCTM Kids IT Education Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive (loss) income, changes in equity, and cash flows and the related notes for each of the three years in the period ended December 31, 2023, of the Company, and our report dated April 19, 2024 expressed an unqualified opinion on those financial statements.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

Beijing, China

April 19, 2024

ITEM 16.[RESERVED]

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shengwen Rong, an independent director and the chairman of our audit committee, is an audit committee financial expert.

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our directors, officers and employees, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.tctm.cn/.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2022	2023

	(RMB in thousands)
Audit Fees(1)	8,880	5,997

Note:

(1)	“Audit fees” means the aggregate fees billed or payable, in each of the fiscal years listed, for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

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

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 28, 2022, our board of directors authorized a share repurchase program over the next twelve months, pursuant to which we may repurchase up to US$3.0 million of our shares during the 12-month period beginning from November 28, 2022, or the 2023 Share Repurchase Program.

The table below is a summary of our repurchases in 2023, which were all conducted in the open market pursuant to our 2023 Share Repurchase Program.

				Approximate
				Dollar Value of
			Total Number	ADSs that May
		Average Price	of ADSs Purchased	Yet be Purchased
	Total Number of	Paid	as Part of Share	Under the Share
Period	ADSs Purchased	per ADS (US$)	Repurchase Program	Repurchase Program
January (January 1 to January 31)	5,053	5.29	5,053	26,743
February (February 1 to February 28)	6,306	5.43	6,306	34,246
March (March 1 to March 31)	6,654	4.19	6,654	27,883
April (April 1 to April 30)	11,756	3.55	11,756	41,682
May (May 1 to May 31)	30,243	3.31	30,243	100,197
June (June 1 to June 30)	16,173	3.06	16,173	49,441
July (July 1 to July 31)	7,005	2.50	7,005	17,538
August (August 1 to August 31)	6,296	2.47	6,296	15,564
September (September 1 to September 30)	4,424	2.16	4,424	9,536
October (October 1 to October 31)	1,975	1.86	1,975	3,669
November (November 1 to November 30)	2,740	1.32	2,740	3,619
Total	98,625	3.35	98,625	330,117

In January 2024, we also entered into a share repurchase agreement with Talent Fortune Investment Limited, an affiliate of KKR & Co. Inc., pursuant to which the Company agreed to repurchase 5,119,698 of its Class A ordinary shares beneficially owned by Talent Fortune Investment Limited at a repurchase price of $0.2 per share. The sale and repurchase of the 5,119,698 Class A ordinary shares has been closed in February 2024.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16.G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards.

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2023, in 2023. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2023. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2024 Plan. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K.	CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a comprehensive cybersecurity defense system to effectively mitigate both internal and external cyber threats. This system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, an extensive program of surveillance on our corporate network, continuous testing of our security posture both internally and with third parties, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The cybersecurity committee of our board of directors, or cybersecurity committee, is responsible for overseeing our cybersecurity risk management. Our cybersecurity committee shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer on a regular basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and cybersecurity officer.

At management level, our chief executive officer, chief financial officer and cybersecurity officer, or the Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers report to our cybersecurity committee on (i) a regular basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our cybersecurity committee, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and cybersecurity committee, and other members of senior management (if necessary), before it is disseminated to the public.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of TCTM Kids IT Education Inc., its subsidiaries and the variable interest entities are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as amended

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

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

2.4*	Description of Securities registered under Section 12 of the Exchange Act

4.1

2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2024 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the Securities and Exchange Commission on February 28, 2024)

4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.5

Exclusive Business Cooperation Agreement dated August 29, 2022 between Tongcheng Shidai and Beijing Tongcheng (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.6

Power of Attorney dated August 29, 2022 granted to Tongcheng Shidai by Mr. Shaoyun Han and acknowledged by Beijing Tongcheng (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.7

Exclusive Option Agreement dated August 29, 2022 among Tongcheng Shidai, Mr. Shaoyun Han and Beijing Tongcheng (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.8

Loan Agreement dated August 29, 2022 between Tongcheng Shidai and Mr. Shaoyun Han in connection with Beijing Tongcheng (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.9

Share Pledge Agreement dated August 29, 2022 among Tongcheng Shidai, Mr. Shaoyun Han and Beijing Tongcheng (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.10*	Power of Attorney dated July 24, 2023 granted to Tongcheng Shidai by Mr. Jin Li and acknowledged by Beijing Tongcheng.

4.11*	Exclusive Option Agreement dated July 24, 2023 among Tongcheng Shidai, Mr. Jin Li and Beijing Tongcheng.

4.12*	Loan Agreement dated July 24, 2023 between Tongcheng Shidai and Mr. Jin Li in connection with Beijing Tongcheng.

4.13*	Share Pledge Agreement dated July 24, 2023 among Tongcheng Shidai, Mr. Jin Li and Beijing Tongcheng.

4.14*	Spousal consent letter dated July 24, 2023 signed by Ms. Xiaomei Niu in connection with Beijing Tongcheng.

4.15*	Translation of Equity Transfer Agreement between Tarena Software Technology (Hangzhou) Co., Ltd. and Tarena Technologies Inc. dated on December 24, 2023.

8.1*	List of Subsidiaries and Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Marcum Asia CPAs LLP

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TCTM Kids IT Education Inc.

	By:	/s/ Ying Sun
	Name:	Ying Sun
	Title:	Chief Executive Officer

Date: April 19, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TCTM Kids IT Education Inc. (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive (loss) income, changes in deficit and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 19, 2024, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Realizability of Deferred Tax Assets

Critical Audit Matter Description

As described in Note 10 to the consolidated financial statements, the Company’s balance of deferred tax assets, net of a RMB135 million valuation allowance was RMB28 million as of December 31, 2023. The gross deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

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

Beijing China

April 19, 2024

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2(e)	198,529	220,689	31,083
Time deposits	2(e)	—	300	42
Restricted cash	2(e)	—	6,575	926
Amounts due from related parties		92	44	6
Prepaid expenses and other current assets, net	4	38,656	57,385	8,083
Current assets of discontinued operations held for sale	3	430,276	275,603	38,818
Total current assets		667,553	560,596	78,958

Time deposits-non current	2(e)	104	—	—
Amounts due from related parties-non current		701	732	103
Property and equipment, net	5	77,996	66,064	9,305
Intangible assets, net		7,030	5,287	745
Right-of-use assets		248,704	237,059	33,389
Goodwill		49,416	49,416	6,960
Long-term investments	6	46,183	41,860	5,896
Deferred income tax assets		18,632	28,476	4,011
Other non-current assets	7	34,395	28,753	4,050
Non-current assets of discontinued operations held for sale	3	186,786	—	—
Total assets		1,337,500	1,018,243	143,417

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	8	30,000	—	—
Accounts payable		5,259	4,988	704
Operating lease liabilities-current	15	148,583	111,840	15,752
Income taxes payable	10	4,281	6,105	860
Deferred revenue- current	2(j)	1,314,877	1,210,536	170,500
Accrued expenses and other current liabilities	9	416,911	517,096	72,831
Current liabilities of discontinued operations held for sale	3	737,035	560,791	78,986
Total current liabilities		2,656,946	2,411,356	339,633

Operating lease liabilities-non current	15	109,111	107,804	15,184
Other non-current liabilities		750	433	61
Non-current liabilities of discontinued operations held for sale	3	77,374	—	—
Total liabilities		2,844,181	2,519,593	354,878
Commitments and contingencies	16	—	—	—

Deficit:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 57,176,842 and 57,861,327 shares issued, 46,567,892 and 46,756,137 shares outstanding as of December 31, 2022 and 2023, respectively)		359	364	51
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2022 and 2023, respectively)		74	74	10
Treasury shares (10,608,950 and 11,105,190 Class A ordinary shares as of December 31, 2022 and 2023, at cost)	12	(476,918)	(479,346)	(67,514)
Additional paid-in capital		1,363,845	1,360,901	191,679
Accumulated other comprehensive income		49,664	48,216	6,791
Accumulated deficit		(2,436,918)	(2,427,992)	(341,976)
Total deficit attributable to the shareholders of TCTM Kids IT Education Inc.		(1,499,894)	(1,497,783)	(210,959)
Non-controlling interest		(6,787)	(3,567)	(502)
Total deficit		(1,506,681)	(1,501,350)	(211,461)
Total liabilities and deficit		1,337,500	1,018,243	143,417

The accompanying notes are an integral part of these consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		Year Ended December 31,
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Net revenues	2(j)	1,236,273	1,399,844	1,375,192	193,692
Cost of revenues(a)		(795,669)	(728,416)	(750,840)	(105,754)
Gross profit		440,604	671,428	624,352	87,938
Selling and marketing expenses(a)		(437,487)	(280,093)	(268,399)	(37,803)
General and administrative expenses(a)		(359,453)	(397,440)	(330,848)	(46,599)
Research and development expenses(a)		(40,311)	(20,248)	(11,654)	(1,641)
Operating (loss) income		(396,647)	(26,353)	13,451	1,895
Interest income, net		2,611	1,962	1,089	153
Other income, net		1,466	8,150	723	102
Foreign currency exchange loss, net		(267)	(325)	(901)	(127)
(Loss) income before income taxes		(392,837)	(16,566)	14,362	2,023
Income tax (expense) benefit	10	(116,451)	14,504	7,972	1,123
Net (loss) income from continuing operations		(509,288)	(2,062)	22,334	3,146
Income (loss) before income taxes from discontinued operation		31,114	122,633	(5,431)	(765)
Income tax benefit (expense)		2,394	(35,338)	(6,549)	(922)
Net income (loss) from discontinued operation		33,508	87,295	(11,980)	(1,687)
Net (loss) income		(475,780)	85,233	10,354	1,459
Less: Net (loss) income attributable to non-controlling interests from continuing operations		(1,233)	1,713	1,428	201
Net (loss) income attributable to Class A and Class B ordinary shareholders		(474,547)	83,520	8,926	1,258

Weighted average number of ordinary shares used in computing basic (loss) income per share		56,260,925	54,657,222	53,873,945	53,873,945
Weighted average number of ordinary shares used in computing diluted (loss) income per share		57,630,365	57,730,672	55,334,574	55,334,574
Basic (loss) income per ADS attributable to ordinary shareholder from continuing operations	14	(45.15)	(0.35)	1.94	0.27
Diluted (loss) income per ADS attributable to ordinary shareholder from continuing operations	14	(45.15)	(0.35)	1.89	0.27
Basic income (loss) per ADS attributable to ordinary shareholder from discontinued operation	14	2.98	7.99	(1.11)	(0.16)
Diluted income (loss) per ADS attributable to ordinary shareholder from discontinued operation	14	2.91	7.56	(1.11)	(0.16)

Other comprehensive (loss) income
Foreign currency translation adjustment		(421)	965	(1,448)	(204)
Comprehensive (loss) income		(476,201)	86,198	8,906	1,255
Less: Comprehensive (loss) income attributable to non-controlling interests		(1,233)	1,713	1,428	201
Comprehensive (loss) income attributable to Class A and Class B ordinary shareholders		(474,968)	84,485	7,478	1,054

(a) Includes share-based compensation expense as follows (note 13):
Cost of revenues		(18)	(244)	(19)	(3)
Selling and marketing expenses		(206)	(227)	(24)	(3)
General and administrative expenses		(13,514)	(10,179)	(2,551)	(359)
Research and development expenses		(375)	(734)	(149)	(21)

The accompanying notes are an integral part of these consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Amounts in thousands of RMB, except for number of shares and per share data)

	Ordinary Shares
	Number of		Number of
	Class A		Class B			Additional	Accumulated Other		Non-
	Ordinary		Ordinary		Treasury	Paid-in	Comprehensive	Accumulated	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Capital	Income (Loss)	deficit	Interest	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	55,546,254	349	7,206,059	74	(459,815)	1,324,161	49,120	(2,045,891)	(7,267)	(1,139,269)
Net loss	—	—	—	—	—	—	—	(474,547)	(1,233)	(475,780)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	1,046,903	6	—	—	—	3,941	—	—	—	3,947
Foreign currency translation adjustment	—	—	—	—	—	—	(421)	—	—	(421)
Share-based compensation	—	—	—	—	—	19,103	—	—	—	19,103
Balance as of December 31, 2021	56,593,157	355	7,206,059	74	(459,815)	1,347,205	48,699	(2,520,438)	(8,500)	(1,592,420)
Net income	—	—	—	—	—	—	—	83,520	1,713	85,233
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	583,685	4	—	—	—	103	—	—	—	107
Foreign currency translation adjustment	—	—	—	—	—	—	965	—	—	965
Share-based compensation	—	—	—	—	—	16,537	—	—	—	16,537
Treasury shares	—	—	—	—	(17,103)	—	—	—	—	(17,103)
Balance as of December 31, 2022	57,176,842	359	7,206,059	74	(476,918)	1,363,845	49,664	(2,436,918)	(6,787)	(1,506,681)
Net income	—	—	—	—	—	—	—	8,926	1,428	10,354
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	684,485	5	—	—	—	222	—	—	—	227
Foreign currency translation adjustment	—	—	—	—	—	—	(1,448)	—	—	(1,448)
Share-based compensation	—	—	—	—	—	3,887	—	—	—	3,887
Acquisition of noncontrolling interest	—	—	—	—	—	(7,053)	—	—	1,792	(5,261)
Treasury shares	—	—	—	—	(2,428)	—	—	—	—	(2,428)
Balance as of December 31, 2023	57,861,327	364	7,206,059	74	(479,346)	1,360,901	48,216	(2,427,992)	(3,567)	(1,501,350)

The accompanying notes are an integral part of these consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating activities:
Net (loss) income from operations	(475,780)	85,233	10,354	1,459
Less: net income/(loss) from discontinuing operations	33,508	87,295	(11,980)	(1,687)
Net (loss)/income from continuing operations	(509,288)	(2,062)	22,334	3,146
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities of continuing operations:
Depreciation and amortization	71,550	67,704	46,880	6,603
Amortization of operating lease right-of-use asset	149,744	136,875	121,299	17,085
Bad debt provision	—	378	—	—
Loss on disposal of property and equipment	934	636	1,306	184
Deferred income tax expense (benefit)	115,788	(18,300)	(9,844)	(1,386)
Share based compensation expense	14,113	11,384	2,743	386
Investment (income) loss	(1,375)	(2,572)	4,315	608
Foreign currency exchange loss, net	267	325	901	127
Changes in operating assets and liabilities:
Amounts due from related parties	(708)	45	29	4
Prepaid expenses and other current assets	3,559	7,770	(18,850)	(2,654)
Other non-current assets	(3,330)	13,751	1,962	276
Accounts payable	(283)	1,083	(531)	(75)
Amounts due to related parties	(81)	(2)	—	—
Income taxes payable	486	3,796	1,824	257
Deferred revenue	77,015	(109,339)	(104,341)	(14,696)
Accrued expenses and other current liabilities	157,290	32,529	99,463	14,009
Operating lease liabilities	(145,929)	(142,636)	(147,705)	(20,804)
Other non-current liabilities	(315)	(319)	(317)	(45)
Net cash (used in)/provided by operating activities from continuing operations	(70,563)	1,046	21,468	3,025
Net cash provided by/ (used in) operating activities from discontinued operation	79,173	(28,574)	(140,403)	(19,775)
Net cash provided by/ (used in) operating activities	8,610	(27,528)	(118,935)	(16,750)

Investing activities:
Purchase of property and equipment and intangible assets	(46,910)	(29,401)	(34,709)	(4,889)
Proceeds from disposal of property and equipment	954	583	457	64
Proceeds from disposal of long-term investments	—	—	8	1
Purchase of time deposits	(2)	—	(300)	(42)
Net cash (used in)/provided by investing activities from continuing operations	(45,958)	(28,818)	(34,544)	(4,866)
Net cash provided by investing activities from discontinued operation	79,651	6,109	106,592	15,013
Net cash provided by/ (used in) investing activities	33,693	(22,709)	72,048	10,147

Financing activities:
Proceeds from bank borrowing	30,000	30,000	—	—
Repayment of bank borrowings	(10,710)	(30,000)	(30,000)	(4,225)
Issuance of Class A ordinary shares in connection with exercise of share options	3,947	107	227	32
Prepayments of acquire noncontrolling interests	—	(7,109)	(1,580)	(223)
Repurchase of treasury shares	—	(17,103)	(2,428)	(342)
Net cash provided by/ (used in) financing activities from continuing operations	23,237	(24,105)	(33,781)	(4,758)
Net cash provided by/ (used in) financing activities from discontinued operation	—	22,000	(2,000)	(283)
Net cash provided by/ (used in) financing activities	23,237	(2,105)	(35,781)	(5,041)

Changes in cash, cash equivalents and restricted cash	65,540	(52,342)	(82,668)	(11,644)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(67)	2,288	(1,447)	(203)
Net change in cash, cash equivalents and restricted cash	65,473	(50,054)	(84,115)	(11,847)

Cash, cash equivalents and restricted cash at the beginning of the year	358,548	424,021	373,967	52,672

Cash and cash equivalents	423,766	356,237	279,757	39,403
Restricted cash	255	17,730	10,095	1,422
Cash, cash equivalents and restricted cash at the end of the year	424,021	373,967	289,852	40,825
Less: Cash, cash equivalents and restricted cash of discontinued operations	301,204	175,438	62,588	8,815
Cash, cash equivalents and restricted cash at the end of the year from continuing operations	122,817	198,529	227,264	32,010

Supplemental disclosure of cash flow information from continuing operations:
Income taxes paid	—	45	229	32
Interest paid	463	1,340	626	88
Non-cash investing and financing activities from continuing operations:
Accrual for purchase of equipment	6,064	3,727	3,986	561
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	144,601	80,403	132,001	18,592

The accompanying notes are an integral part of these consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1     DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a)   Description of business

TCTM Kids IT Education Inc. (“TCTM”, formerly known as Tarena International, Inc.), through its wholly-owned subsidiaries and consolidated variable interest entities or VIEs (collectively referred to hereinafter as the “Company”), is principally engaged in providing IT-focused supplementary STEM education service (“IT-focused Supplementary STEM Education”) for students aged between three and eighteen. The Company is also engaged mainly in providing professional education services (“IT Professional Education”) including professional information technology (“IT”) training courses and non-IT training courses. All of the Company’s operations are located in the PRC with nearly all of its customers located in the PRC.

The Company cooperated with universities and colleges in mainland China to offer joint-major degree programs and related peripheral services to colleges and students (the “Target Business”) in accordance with the higher education reform policies of each province. On April 28, 2023, the Company entered into agreements to dispose of the controlling interest in the Company’s university and college joint academic programs and related peripheral services to colleges and students, to a consortium (the “2023 April Disposal”). Mr. Shaoyun Han, the founder and chairman of the Company, is member of the investor consortium and has a minority interest in Target Business.

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of its equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd (the “Divestiture”). The net transfer consideration, based on third party independent appraiser, for the Disposal amounted to RMB1 and RMB1 in exchange of the equity interest of Tarena Technologies and Tarena Hangzhou in cash, respectively. Ms. Lijuan Han, sister of the Company’s founder and chairman Mr. Shaoyun Han, is a member of the buyer consortium and has an interest in the Divestiture. The Divestiture had been consummated at the end of March 2024. Upon consummation of the divestiture of the professional education business, the Company has no ownership interest in professional education business. The Company deconsolidated the financial statements of professional education business from its consolidated financial statements since March 31, 2024.

The Divestiture represents a strategic shift and has a major impact on the Company’s result of operations. Accordingly, assets, liabilities, results of operations, and cash flows related to professional education business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. The consolidated balance sheets as of December 31, 2022 and 2023, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023 have been adjusted to reflect this change (See Note 3).

On January 10, 2024, the Company changed its ticker symbol from “TEDU” to “TCTM”. On February 20, 2024, TCTM held an Extraordinary General Meeting of Shareholders in Beijing where the Company adopted a special resolution to approve the name change of the holding Company from “Tarena International, Inc.” to “TCTM Kids IT Education Inc.” The name change took effect on February 21, 2024.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization

TCTM is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Shaoyun Han (“Mr. Han”), the founder and former chief executive officer of the Company, and five other individuals. TCTM is the parent company of a number of wholly-owned subsidiaries that are engaged in the provision of educational products and services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd. (“Beijing Tongcheng”), and their subsidiaries, in order to comply with laws and regulations of mainland China which restricted foreign investments in companies that were engaged in education products and services.

Pursuant to the VIE Agreement as described below, TCTM has effective financial control over Beijing Tarena, Beijing Tongcheng and their initial capital funding were provided by Tarena Technologies Inc., (a wholly-owned subsidiary of TCTM) or “Tarena Tech”, formerly known as Beijing Tarena Technology Co., Ltd.) and Tongcheng Shidai Technology Inc., (a wholly-owned subsidiary of TCTM) or “Tongcheng Shidai”, formerly known as Tongcheng Shidai Technology Co., Ltd.). The recognized and unrecognized revenue-producing assets that were held by Beijing Tarena, Beijing Tongcheng and their subsidiaries primarily consists of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers.

All of the equity interests of Beijing Tarena are legally held by Mr. Han and Mr. Jianguang Li (“Mr. Li”), a director of TCTM. Both individuals are nominee equity holders of Beijing Tarena and holding their equity interests on behalf of TCTM. Through a series of contractual agreements and arrangements (the “VIE Agreement”), among TCTM, Tarena Tech, Beijing Tarena and its nominee equity holders, the nominee equity holders of Beijing Tarena have granted all their legal rights including voting rights and disposition rights of their equity interests in Beijing Tarena to TCTM. The nominee equity holders of Beijing Tarena do not participate significantly in income and loss and do not have the power to direct the activities of Beijing Tarena that most significantly impact its economic performance. Accordingly, Beijing Tarena and its subsidiaries are considered as VIEs.

Meanwhile, all of the equity interests of Beijing Tongcheng are legally held by Mr. Han and Mr. Jing Li, a manager of TCTM. Both individuals are nominee equity holders of Beijing Tongcheng and holding their equity interests on behalf of TCTM. Through a series of contractual agreements and arrangements (the “VIE Agreement”), among TCTM, Tongcheng Shidai, Beijing Tongcheng and its nominee equity holders, the nominee equity holders of Beijing Tongcheng have granted all their legal rights including voting rights and disposition rights of their equity interests in Beijing Tongcheng to TCTM. The nominee equity holders of Beijing Tongcheng do not participate significantly in income and loss and do not have the power to direct the activities of Beijing Tongcheng that most significantly impact its economic performance. Accordingly, Beijing Tongcheng and its subsidiaries are considered as VIEs.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, TCTM has a controlling financial interest in Beijing Tarena and Beijing Tongcheng because TCTM has (i) the power to direct activities of Beijing Tarena and Beijing Tongcheng that most significantly impact the economic performance of Beijing Tarena and Beijing Tongcheng; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of Beijing Tarena and Beijing Tongcheng that could potentially be significant to Beijing Tarena and Beijing Tongcheng. Thus, TCTM is the primary beneficiary of the Beijing Tarena and Beijing Tongcheng.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

Under the terms of the VIE Agreement, TCTM has (i) the right to receive economic benefits that could potentially be significant to Beijing Tarena and Beijing Tongcheng in the form of service fees under the exclusive business cooperation agreements; (ii) the right to receive all dividends declared by Beijing Tarena and Beijing Tongcheng, and the right to all undistributed earnings of Beijing Tarena and Beijing Tongcheng; and (iii) the right to receive the residual benefits of Beijing Tarena and Beijing Tongcheng through their exclusive option to acquire 100% of the equity interests in Beijing Tarena and Beijing Tongcheng, to the extent permitted under laws of mainland China. Accordingly, TCTM is the primary beneficiary of Beijing Tarena and Beijing Tongcheng, and the financial statements of Beijing Tarena, Beijing Tongcheng and their subsidiaries are consolidated in TCTM’s consolidated financial statements.

Under the terms of the VIE Agreement, Beijing Tarena and Beijing Tongcheng’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to TCTM. All of the equity (net assets) and net income of Beijing Tarena and Beijing Tongcheng are attributed to TCTM.

The key terms of the VIE Agreement are as follows:

Loan Agreements: Tarena Tech provided RMB6,000 loans in aggregate to Beijing Tarena’s nominee equity holders for the sole purpose of their contribution of Beijing Tarena’s registered capital. The nominee equity holders of Beijing Tarena can only repay the loans by transferring all of their legal equity interest in Beijing Tarena to the Tarena Tech or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equity holder of Beijing Tarena transfers his equity interests in Beijing Tarena to TCTM or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the law of mainland China. The initial term of the loans, which will be expired in 2026, can be extended with the written notice of both the Tarena Tech and Beijing Tarena before expiration.

Meanwhile, Tongcheng Shidai provided RMB5,000 loans in aggregate to Beijing Tongcheng’s nominee equity holders for the sole purpose of their contribution of Beijing Tongcheng’s registered capital. The nominee equity holders of Beijing Tongcheng can only repay the loans by transferring all of their legal equity interest in Beijing Tongcheng to the Tongcheng Shidai or its designated representatives pursuant to the exclusive option agreements. The loans shall be interest-free, unless the transfer price exceeds the principal of the loans when each nominee equity holder of Beijing Tongcheng transfers his equity interests in Beijing Tongcheng to TCTM or its designated representatives. Such excess over the principal of the loan shall be deemed as the interest of the loans to the extent permitted under the law of mainland China. The initial term of the loans, which will be expired in 2032, can be extended with the written notice of both the Tongcheng Shidai and Beijing Tongcheng before expiration.

Exclusive Option Agreements: Each of the nominee equity holders irrevocably granted TCTM Kids IT Education Inc. or its designated representatives an exclusive option to purchase, to the extent permitted under law of mainland China, all or part of his equity interests in Beijing Tarena. In addition, TCTM has the option to acquire the equity interests of Beijing Tarena for a specified price equal to the loan provided by the Tarena Tech to the nominee equity holders. If the lowest price permitted under law of mainland China is higher than the above price, the lowest price permitted under law of mainland China shall apply. Without TCTM’s prior written consent, the nominee equity holders shall not sell, transfer, mortgage, or otherwise dispose of any equity interests in Beijing Tarena. These agreements will remain effective until all equity interests held in Beijing Tarena by the nominee equity holders are transferred or assigned to TCTM or its designated representatives.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

Meanwhile, each of the nominee equity holders irrevocably granted the Tongcheng Shidai or its designated representatives an exclusive option to purchase, to the extent permitted under law of mainland China, all or part of his equity interests in Beijing Tongcheng. In addition, Tongcheng Shidai has the option to acquire the equity interests of Beijing Tongcheng for a specified price equal to the loan provided by the Tongcheng Shidai to the nominee equity holders. If the lowest price permitted under law of mainland China is higher than the above price, the lowest price permitted under law of mainland China shall apply. Without the Tongcheng Shidai’s prior written consent, the nominee equity holders shall not sell, transfer, mortgage, or otherwise dispose any equity interests in Beijing Tongcheng. These agreements will remain effective until all equity interests held in Beijing Tongcheng by the nominee equity holders are transferred or assigned to the Tongcheng Shidai or its designated representatives.

Exclusive Business Cooperation Agreement: Tarena Tech has the exclusive right to provide, among other things, technical support, business support and related consulting services to Beijing Tarena and Beijing Tarena agrees to accept all the consultation and services provided by Tarena Tech. Without Tarena Tech’s prior written consent, Beijing Tarena is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Tarena Tech exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing Tarena agrees to pay a monthly service fee to Tarena Tech at an amount determined solely by Tarena Tech after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of Tarena Tech’s employees providing services to Beijing Tarena, the value of services provided, the market price of comparable services and the operating conditions of Beijing Tarena. Furthermore, to the extent permitted under the law of mainland China, Tarena Tech agrees to provide financial support to Beijing Tarena. The term of the agreement will remain effective unless Tarena Tech terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing Tarena or Tarena Tech to renew its respective business license upon expiration. Beijing Tarena is not permitted to terminate this agreement in any event unless required by applicable laws.

Meanwhile, Tongcheng Shidai has the exclusive right to provide comprehensive technical support, consulting services and other services to Beijing Tongcheng agree to accept all the consultation and services provided by Tongcheng Shidai. Without Tongcheng Shidai’s prior written consent, Beijing Tongcheng is prohibited establish similar corporation relationship with any third party to provide any of the services under this agreement. In addition, Tongcheng Shidai has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Tongcheng agrees to pay a monthly service fee to Tongcheng Shidai at an amount determined solely by Tongcheng Shidai after taking into account factors including the complexity and difficulty of the services provided, title of and time consumed by Tongcheng Shidai employees providing services to Beijing Tongcheng, the value of services provided, the market price of the same type of services and the operating conditions of Beijing Tongcheng. The term of the agreement will remain effective unless Tongcheng Shidai terminates the agreement in writing or a relevant governmental authority rejects the renewal applications by Beijing Tongcheng or Tongcheng Shidai to renew its respective business license upon expiration. Beijing Tongcheng is not permitted to terminate this agreement in any event unless required by applicable laws.

Power of Attorney: Each nominee equity holder of Beijing Tarena appointed Tarena Tech as the attorney-in-fact to act on all matters pertaining to Beijing Tarena and to exercise all of his rights as an equity holder of Beijing Tarena, including but not limited to attend shareholders’ meetings, vote on his behalf on all matters of Beijing Tarena requiring shareholders’ approval under laws and regulations of mainland China and the articles of association of Beijing Tarena, designate and appoint directors and senior management members. Tarena Tech may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the nominee equity holders of Beijing Tarena. Each power of attorney will remain effective until the nominee equity holder ceases to hold any equity interest in Beijing Tarena.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

Meanwhile, each nominee equity holder of Beijing Tongcheng appointed Tongcheng Shidai as the attorney-in-fact to act on all matters pertaining to Beijing Tongcheng and to exercise all of their rights as an equity holder of Beijing Tongcheng, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Beijing Tongcheng requiring shareholders’ approval under laws and regulations of mainland China and the articles of association of Beijing Tongcheng, designate and appoint directors and senior management members. Tongcheng Shidai may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the nominee equity holders of Beijing Tongcheng. Each power of attorney will remain effective until the nominee equity holder ceases to hold any equity interest in Beijing Tongcheng.

Equity Interest Pledge Agreements: Pursuant to the equity interest pledge agreements, Beijing Tarena’s nominee equity holders pledged all of their equity interests in Beijing Tarena to Tarena Tech to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to Tarena Tech. If Beijing Tarena or any of Beijing Tarena’s nominee equity holders breaches its contractual obligations under the contractual arrangements, Tarena Tech, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Tarena in accordance with legal procedures. Tarena Tech has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Tarena Tech, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with laws and regulations of mainland China. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with the relevant local administration for industry and commerce in December 2013 and April 2017 and will remain binding until Beijing Tarena and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables Tarena Tech to enforce the equity pledge against third parties who acquire the equity interests of Beijing Tarena in good faith.Pursuant to the share pledge agreement, Beijing Tongcheng’s nominee equity holders pledged all of their shares in Beijing Tongcheng to Tongcheng Shidai to guarantee their performance of the obligations under the contractual arrangements including but not limited to, the service fees due to Tongcheng Shidai. If Beijing Tongcheng is liquidated or dissolved under law of mainland China, Tongcheng Shidai, as the pledgee, has the right receive any interest distributed by Beijing Tongcheng. Tongcheng Shidai has the right to receive dividends generated by the pledged equity interests during the term of the pledge. Without the written consent of Tongcheng Shidai, the rights and obligations under this agreement is prohibited to assign or delegated. The equity interest pledge agreements became effective on the date when the agreements were duly executed. The pledge was registered with the relevant local administration for industry and commerce in 2022 and will remain binding until Beijing Tongcheng and its nominee equity holders have fully performed all contract obligations and fully paid all secured indebtedness under the contractual arrangements.

TCTM relies on the VIE Agreement to operate and control the Beijing Tarena and Beijing Tongcheng. However, these contractual arrangements may not be as effective as direct equity ownership in providing TCTM with control over Beijing Tarena and Beijing Tongcheng. Any failure by Beijing Tarena and Beijing Tongcheng or the nominee equity holders to perform their obligations under the VIE Agreement would have a material adverse effect on the consolidated financial position and consolidated financial performance of the Company. All the VIE Agreement is governed by law of mainland China and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with law of mainland China and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit TCTM’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreement was found to be in violation of any existing or future laws and regulations of mainland China, TCTM may be subject to fines or other legal or administrative sanctions.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1     DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current laws and regulations of mainland China. However, there are uncertainties regarding the interpretation and application of existing and future laws and regulations of mainland China. Accordingly, TCTM cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Agreement is found to be in violation of any existing or future laws and regulations of mainland China, the PRC government could:

●	revoke the business and operating licenses of Tarena Tech and Tongcheng Shidai, their subsidiaries, Beijing Tarena and Beijing Tongcheng;
●	discontinue or restrict the conduct of any transactions between Tarena Tech and Tongcheng Shidai, their subsidiaries, Beijing Tarena and Beijing Tongcheng;
●	impose fines, confiscate the income from Beijing Tarena and Beijing Tongcheng, or impose other requirements with which the Company may not be able to comply;
●	require TCTM to restructure its ownership structure or operations, including terminating the contractual arrangements with Beijing Tarena and Beijing Tongcheng, and deregistering the equity pledges of Beijing Tarena and Beijing Tongcheng; and
●	restrict or prohibit the use of the proceeds of future offering to finance the Company’s business and operations in the PRC.

If the imposition of any of these government actions causes TCTM to lose its right to direct the activities of Beijing Tarena and Beijing Tongcheng or their rights to receive substantially all the economic benefits and residual returns from Beijing Tarena, Beijing Tongcheng and TCTM is not able to restructure its ownership structure and operations in a satisfactory manner, TCTM would no longer be able to consolidate the financial results of Beijing Tarena, Beijing Tongcheng and their subsidiaries. In the opinion of management, the likelihood of deconsolidation of the Beijing Tarena, Beijing Tongcheng and their subsidiaries is remote based on current facts and circumstances.

The equity interests of Beijing Tarena are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of TCTM. Mr. Han and Mr. Li each holds 62.7% and 0.4% of the total voting rights of TCTM as of December 31, 2023, respectively, assuming the exercise of all outstanding options held by Mr. Han and Mr. Li as of such date. Meanwhile, Mr. Han held 70% voting power and was the ultimate controlling shareholder of Beijing Tongcheng and he held 69.0% and 62.7% voting power in TCTM on December 31, 2022 and 2023, respectively. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that TCTM could exercise the purchase option under the exclusive option agreements with the nominee equity holders to request them to transfer all of their equity ownership in Beijing Tarena and Beijing Tongcheng to a PRC entity or individual designated by TCTM. The Company relies on the nominee equity holders, who are both TCTM’s directors and who owe a fiduciary duty to TCTM, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of TCTM and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Beijing Tarena and Beijing Tongcheng, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings. The Company’s involvement with Beijing Tarena and Beijing Tongcheng under the VIE Agreement affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

The assets and liabilities of Beijing Tarena, Beijing Tongcheng and their subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2022 and 2023 are as follows:

	December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	16,031	2,520
Amounts due from TCTM and its wholly-owned subsidiaries	120,746	104,642
Prepaid expenses and other current assets	1,191	62,550
Current assets of discontinued operations held for sale	9,127	36,779
Total current assets	147,095	206,491

Property and equipment, net	1,977	2,052
Long term investments	27,000	34,852
Right-of-use assets	8,405	9,209
Other non-current assets	322	258
Non-current assets of discontinued operations held for sale	1,690	—
Total assets	186,489	252,862

Accounts payable	42	2,713
Deferred revenue-current	70,284	114,975
Operating lease liabilities-current	4,124	4,440
Income taxes payable	12	79
Accrued expenses and other current liabilities	59,729	30,762
Amounts due to TCTM and its wholly-owned subsidiaries	7,631	23,676
Current liabilities of discontinued operations held for sale	72,267	100,392
Total current liabilities	214,089	277,037

Operating lease liabilities-non current	4,176	4,252
Non-current liabilities of discontinued operations held for sale	257	—
Total liabilities	218,522	281,289

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

The financial performance and cash flows of Beijing Tarena, Beijing Tongcheng and their subsidiaries that were included in the accompanying consolidated financial statements before elimination of intercompany balances and transactions between the parent company, non-VIE subsidiaries, VIEs and VIEs’ subsidiaries for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	16,673	40,755	90,661
Net (loss) income from continuing operations	(21,541)	8,554	(7,241)
Net (loss) income from discontinued operation	(17,531)	(7,299)	10,847
Net (loss) income	(39,072)	1,255	3,606
Net cash provided by (used in) operating activities	10,308	7,722	(17,817)
Net cash provided by investing activities	—	19,975	—
Net cash (used in) provided by financing activities	(3,437)	5,762	(7,192)

All of the assets of Beijing Tarena, Beijing Tongcheng and their subsidiaries can be used only to settle obligations of Beijing Tarena, Beijing Tongcheng and their subsidiaries. None of the assets of Beijing Tarena, Beijing Tongcheng and their subsidiaries have been pledged or collateralized. The creditors of Beijing Tarena, Beijing Tongcheng and their subsidiaries do not have recourse to the general credit of TCTM and its wholly-owned subsidiaries. Assets of Beijing Tarena, Beijing Tongcheng and their subsidiaries that can be used only to settle obligations of Beijing Tarena, Beijing Tongcheng and their subsidiaries and liabilities of Beijing Tarena, Beijing Tongcheng and their subsidiaries for which creditors (or beneficial interest holders) do not have recourse to the general credit of TCTM and its wholly owned subsidiaries have been presented parenthetically alongside each balance sheet caption on the face of the consolidated balance sheets.

During the periods presented, TCTM and its wholly-owned subsidiaries provided financial support to Beijing Tarena and Beijing Tongcheng that it was not previously contractually required to provide in the form of advances. To the extent Beijing Tarena and Beijing Tongcheng requires financial support, pursuant to the exclusive business cooperation agreement, Tarena Tech and Tongcheng Shidai may, at its option and to the extent permitted under the laws of mainland China, provide such support to Beijing Tarena and Beijing Tongcheng through loans to Beijing Tarena and Beijing Tongcheng’s nominee equity holders or entrustment loans to Beijing Tarena and Beijing Tongcheng.

(c)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of US$1.00 = RMB7.0999, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)   Comparability and Reclassification Adjustment

The Company has reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2022, and certain comparative amounts in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021, 2022 to conform to the current year’s presentation. The assets and liabilities of the discontinued operation have been classified as assets of discontinued operations held for sale and liabilities of discontinued operations held for sale in the consolidated balance sheets as of December 31, 2022 and 2023. The results of discontinued operation for the years ended December 31, 2021, 2022 and 2023 have been reflected separately in the consolidated statements of comprehensive (loss) income as single line items for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended December 31, 2021, 2022 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

(e)   Significant concentrations and risks

Revenue concentration

A substantial portion of the Company’s total net revenues from continuing operation were generated from Childhood & adolescent Robotics Programming, Childhood & adolescent Computer Programming courses. The percentages of the Company’s total net revenues from Childhood & adolescent Robotics Programming, Childhood & adolescent Computer Programming courses are as follows:

	Year Ended December 31,
	2021	2022	2023
Childhood & adolescent Robotics Programming	30.3%	49.2%	46.4%
Childhood & adolescent Computer Programming	39.8%	34.2%	24.1%
Total net revenues from continuing operation	70.1%	83.4%	70.5%

The Company expects net revenues from these two training courses to continue to represent a majority portion of its total net revenues in the future. Negative factors that adversely affect net revenues generated by these two training courses will have a material adverse effect on the Company’s business, financial condition and results of operations. There were no other courses that represented net revenues greater than 10% of total net revenues from continuing operation.

Geographic concentration

The percentages of the Company’s total net revenues generated from continuing operations in Beijing are 11.2%, 10.6% and 17.5% for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company expects revenues derived from its business operations in Beijing to continue to be greater than 10% of total net revenues in the future. Negative factors that adversely affect its business operations in Beijing will have a material adverse effect on the Company’s business, financial condition and results of operations.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of consolidation

The consolidated financial statements include the financial statements of TCTM, its wholly-owned subsidiaries, and VIEs which TCTM is the primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)   Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include goodwill impairment and long-term investments, the allowance for credit losses of amounts due from related parties, prepaid expenses and other current assets and other non-current assets, the realizability of deferred income tax assets, the accruals for other contingencies, the useful lives of property and equipment and the recoverability of the carrying amounts of property and equipment and right-of-use assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

(c)   Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held-for-sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale.

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reclassified certain comparative balances in the consolidated balance sheet as of December 31, 2022 and certain comparative amounts in the consolidated statements of operations for the years ended December 31, 2021 and 2022 to conform to the current year’s presentation. The results of discontinued operations for the years ended December 31, 2022, and 2021 have been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2022 and 2021 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)   Foreign currency

The functional currency of TCTM and Tarena Hong Kong Limited (“Tarena HK”) is the USD. The functional currency of Techarena Canada Inc. is the Canadian Dollar (“CAD”). The functional currency of Taiwan Tarena Counseling Software Co., Ltd. is the Taiwan New Dollar (“TWD”). The functional currency of TCTM’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIE is the RMB. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange loss in the consolidated statements of comprehensive loss.

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)   Cash, cash equivalents, restricted cash and time deposits (Continued)

As of December 31, 2023, restricted cash was the cash deposits in the escrow account as required by the local education committee.

Cash, cash equivalents, time deposits and restricted cash maintained generated from continuing operations at financial institutions consist of the following:

	December 31,
	2022	2023
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	195,774	220,864
US dollar denominated bank deposits with financial institutions in the PRC	354	360
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	574	4,519
HK dollar denominated bank deposits with financial institutions in HK SAR	37	48
RMB denominated bank deposits with a financial institution in HK SAR	797	114
US dollar denominated bank deposits with a financial institution in the U.S.	251	255
USD denominated bank deposits with a financial institution in Canada	—	2
CAD denominated bank deposits with financial institutions in HK SAR	2	—
CAD denominated bank deposits with a financial institution in Canada	844	1,402
Total	198,633	227,564

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR, Canada and the U.S.

(f)   Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily represent prepaid deposits, advance to suppliers, inventories, prepaid rental expenses and so on. Prepaid expenses and other current assets which are due over one year as of the balance sheet date are presented as other non-current assets. The Company maintains an allowance for credit losses for the part that is not expected to be recovered. In establishing the allowance, management considers overdue employee loan upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC Topic 326. Prepaid expenses and other current assets that are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

(g)   Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of property and equipment is as follows:

Furniture	5 years
Office equipment	3 to 5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)   Property and equipment (Continued)

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

The Company performs the annual goodwill impairment assessment using qualitative impairment test on December 31, 2023 and no impairment recorded for the years ended 2023.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investment is recognized in the consolidated statements of comprehensive (loss) income; and the Company’s share of post-acquisition movements in equity is recognized in equity in the consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which it has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which it has recorded an equity investment equal or exceeds the Company’s interest in the entity, it does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity investee.

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

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) at rates ranging between 1% and 13%, and surcharges. VAT to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Tuition revenue

The Company provides IT related training courses to IT-focused supplementary STEM education services.

The contract of tuition service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fees are recognized as revenue proportionately as the training courses are delivered, with unearned portion of tuition fees being recorded as deferred revenue.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

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

The Company is the principal to end customers. The Company acts as the principal in providing the certificate service to the students and recognizes revenue on gross basis because the Company is able to determine the price, acts as the main obligor in the arrangement, and, is responsible for fulfilling the services ordered by the students. Cash received before the students receive the certificates is recorded as deferred revenue.

Each contract of certification service is accounted for as a single performance obligation which is satisfied at a point in time. The performance obligation is satisfied when the certificates are provided to the students and the consideration are received, then the received consideration is recognized as certification service revenue.

Net revenues from continuing operations recognized under ASC Topic 606 for the years ended December 31, 2021, 2022 and 2023 consist of the following:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Tuition fee	1,223,760	1,384,602	1,372,460
Certification service fee	4,184	13,158	3,482
Others	11,594	4,993	2,885
Business taxes and surcharges	(3,265)	(2,909)	(3,635)
Total net revenues	1,236,273	1,399,844	1,375,192

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred at a point in time	15,736	18,113	6,350
Services transferred over time	1,220,537	1,381,731	1,368,842
Total net revenues	1,236,273	1,399,844	1,375,192

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

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

The contract liabilities consist of deferred revenue, which represent the Company has received consideration but has not satisfied the related performance obligations. The revenue recognized from continuing operations for years ended December 31, 2022 and 2023 that was previously included in the deferred revenue balances as of December 31, 2021 and December 31, 2022 was RMB989,572 and RMB902,011, respectively.

The Company’s deferred revenue from continuing operations amounted to RMB1,314,877 and RMB1,210,536 as of December 31, 2022 and 2023, respectively.

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

(l)   Selling and marketing expenses

Selling and marketing expenses are expensed as incurred. Selling and marketing expenses primarily consist of compensation expenses relating to personnel involved in selling and marketing, including enrollment advisors and university cooperation representatives based at learning centers, advertising expenses relating to marketing activities, and, to a lesser extent, rental expenses relating to selling and marketing functions. Among them, advertising costs were RMB77,948, RMB42,015 and RMB43,480 for the years ended December 31, 2021, 2022 and 2023, respectively.

(m)   Operating leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02 Leases (“ASC 842”) as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Company has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases; (iii) did not require the Company to reassess initial direct costs for any existing leases.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)   Operating leases (Continued)

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

(n)   Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive (loss) income when the grant becomes receivable. Government grants of RMB1,293, RMB5,303 and RMB724 were recognized and included in other income for the years ended December 31, 2021, 2022 and 2023, respectively.

(o)   Research and development costs

Research and development costs are expensed as incurred. Research and development expenses primarily consist of a portion of the personnel costs of instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of software engineers. Research and development expenses were RMB40,311, RMB20,248 and RMB11,654 for the years ended December 31, 2021, 2022 and 2023, respectively.

(p)   Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 16.3% to 26.5% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive (loss) income when the related service is provided. For the years ended December 31, 2021, 2022 and 2023, the costs of the Company’s obligations to the defined contribution plans for employees from continuing and discontinued operation amounted to RMB133,012, RMB133,013, and RMB119,548, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Income taxes (Continued)

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. For the year ended December 31, 2023, there were no uncertain tax positions and the Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months.

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)   (Loss) Earnings per share

Basic (loss) earnings per Class A and Class B ordinary share is computed by dividing net (loss) earnings attributable to TCTM’s Class A and Class B ordinary shareholders by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) earnings attributable to TCTM’s Class A and Class B ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities, if any, based on participating rights in undistributed loss.

Diluted (loss) earnings per share is calculated by dividing net (loss) earnings attributable to TCTM’s Class A and Class B ordinary shareholders as adjusted for the effect of dilutive Class A and Class B ordinary share equivalents, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary share equivalents outstanding during the year. Class A and Class B ordinary share equivalents include the Class A and Class B ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted (loss) earnings per Class A and Class B ordinary share if the impact is anti-dilutive. If there is a loss from continuing operations, diluted earnings per share (“EPS”) would be computed in the same manner as basic EPS is computed, even if an entity has net income after adjusting for a discontinued operation or an extraordinary item.

(u)   Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has two operating segments, which is the IT Professional Education segment and IT-focused Supplementary STEM Education Services segment.

As described in Note 3, on December 24, 2023, the Company entered into an equity transfer agreement to dispose of its equity interests in the professional education business. As a result of the Divestiture, the Company has realigned its corporate and management reporting structure to focus solely on its IT-focused Supplementary STEM Education Services business. Upon the completion of the Divestiture, the Company reorganized its business to become a single reportable segment: (1) IT-focused Supplementary STEM Education Services. This segment structure reflects the financial information and reports used by the Company’s management, specifically its Chief Operating Decision Maker (“CODM”), to make decisions regarding the Company’s business, including resource allocations and performance assessments. All assets and continuing operations of the Company are physically located or domiciled in the PRC. Consequently, no geographic information is presented.

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)   Fair value measurements (Continued)

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

Fair value measurements on a recurring basis

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, short-term bank loans, accrued expenses and other current liabilities as of December 31, 2022 and 2023 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2022 and 2023 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

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

(w)   Recently issued accounting standards

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements. ASU 2023-01 is effective for the Company for annual and interim reporting periods beginning after December 15, 2023. The Company concluded that no effect of the adoption of this ASU.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)   Recently issued accounting standards (Continued)

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate— Real Estate Investment Trusts—Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is in the process of evaluating the effect of the adoption of this ASU.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is evaluating the effect this guidance will have on the Company’s segment disclosures.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)   Recently issued accounting standards (Continued)

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is evaluating the effect this guidance will have on tax disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3     DISCONTINUED OPERATION

Divestiture of professional education business

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of its equity interests in the professional education business (Note 1). Upon the consummation of the Divestiture on March 31, 2024, the Company lost its control over the professional education business while the primary focus has shifted to providing IT-focused supplementary STEM education services.

The Divestiture represented a strategic shift that had a major effect on the Company’s operations and financial results. And the professional education business met the criteria to be classified as held-for sale as of December 31, 2023 and was accounted for as discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to professional education business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. As of December 31, 2023, all assets and liabilities of the professional education business are presented as current in the Consolidated Balance Sheet as the Divestiture has completed within one year.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATION (CONTINUED)

Divestiture of professional education business (Continued)

The assets and liabilities are included in the captions “Current assets of discontinued operations held for sale”, “Non-current assets of discontinued operations held for sale”, “Current liabilities of discontinued operations held for sale” and “Non-current liabilities of discontinued operations held for sale”, in the accompanying balance sheets at December 31, 2022 and 2023 and consist of the following:

	December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	157,708	59,068
Time deposits	6,277	—
Restricted cash	17,730	3,520
Accounts receivable, net of allowance for credit losses-current	68,733	12,472
Amounts due from related parties	606	313
Assets held-for-sale	106,539	—
Prepaid expenses and others current assets	72,683	64,250
Time deposits-non current	124	120
Accounts receivable, net of allowance for credit losses-non-current	182	—
Property and equipment, net	44,838	34,991
Intangible assets, net	512	148
Right-of-use assets	101,797	49,671
Goodwill	3,366	3,366
Long-term investments	—	11,859
Deferred income tax assets	21,495	18,848
Other non-current assets, net	14,472	16,977
Total assets of discontinued operations held for sale	617,062	275,603

Balance sheet classification:
Current assets of discontinued operations held for sale	430,276	275,603
Non-current assets of discontinued operations held for sale	186,786	—
Total assets of discontinued operations held for sale	617,062	275,603

Short-term bank loans	22,000	20,000
Accounts payable	1,071	116
Amounts due to related parties	87	3,596
Operating lease liabilities-current	49,386	21,872
Income taxes payable	104,153	106,944
Deferred revenue-current	373,733	265,132
Accrued expenses and other current liabilities	186,605	107,127
Deferred revenue-non current	14,051	7,363
Operating lease liabilities-non-current	59,625	25,130
Other non-current liabilities	3,698	3,511
Total liabilities of discontinued operations held for sale	814,409	560,791

Balance sheet classification:
Current liabilities of discontinued operations held for sale	737,035	560,791
Non-current liabilities of discontinued operations held for sale	77,374	—
Total liabilities of discontinued operations held for sale	814,409	560,791

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATION (CONTINUED)

Divestiture of professional education business (Continued)

The condensed cash flows of professional education business were as follows for the years ended December 31, 2021, 2022 and 2023, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operation:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	79,173	(28,574)	(140,403)
Net cash provided by investing activities	79,651	6,109	106,592
Net cash provided by/(used in) financing activities	—	22,000	(2,000)

Professional education business results of operations for the years ended December 31, 2021, 2022 and 2023, shown in the table below, are included in the consolidated comprehensive (loss) income as “net income (loss) from the discontinued operation” for those respective periods, after intercompany eliminations, as applicable.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	1,150,247	1,068,230	624,586
Cost of revenues	(405,750)	(327,627)	(226,214)
Gross profit	744,497	740,603	398,372
Selling and marketing expenses	(440,643)	(362,844)	(252,192)
General and administrative expenses	(210,532)	(206,588)	(149,828)
Research and development expenses	(65,787)	(51,780)	(28,434)
Operating income (loss)	27,535	119,391	(32,082)
Interest(expense) income, net	(276)	738	185
Income (loss) from discontinued operation	27,259	120,129	(31,897)
Gain on disposal of subsidiary (Note b)	—	—	26,797
Other income	4,106	3,133	64
Foreign currency exchange loss, net	(251)	(629)	(395)
Income/(loss) before income taxes	31,114	122,633	(5,431)
Income tax benefit (expense)	2,394	(35,338)	(6,549)
Net income (loss) from discontinued operation	33,508	87,295	(11,980)

The significant accounting policy of discontinued operation, except those disclosed in Note 2 are summarized as below.

a.Revenue recognition

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATION (CONTINUED)

a.Revenue recognition (Continued)

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) at rates ranging between 1% and 13%, and surcharges. VAT to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Tuition revenue

The Company provides IT and non-IT related training courses to IT professional education. The Company also cooperate with universities and colleges in China to offer joint-major degree programs in accordance with the higher education reform policies of each province. The Company integrates its selected courses into universities and colleges’ standard undergraduate curriculum for students enrolled in such joint-major programs. Students can attend part of the courses in the Company’s established on-campus learning sites and part of the courses at the Company’s learning centers.

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATION (CONTINUED)

a.Revenue recognition (Continued)

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

	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred over time	1,053,853	929,693	576,324
Services transferred at a point in time	96,394	138,537	48,262
Total net revenues	1,150,247	1,068,230	624,586

Net revenues recognized under ASC Topic 460 for the years ended December 31, 2021, 2022 and 2023 consist of the following:

	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Guarantee service	7,885	12,503	15,630

b.Disposal of subsidiary

Gaohuiqiangxue Software (Hainan) Co.,Ltd.,(“the Gaohui group”), is a wholly-owned subsidiary of Beijing Tarena through the cooperation with universities and colleges in mainland China to offer joint-major degree programs and related peripheral services to colleges and students (the “Target Business”) in accordance with the higher education reform policies of each province. On April 28, 2023, the Company entered into agreements to dispose of its controlling interest in Target Business to a consortium led by Beijing Weike Xinneng Education Technology Ltd (“Beijing Weike”). Mr. Shaoyun Han is member of the investor consortium and has an interest in the disposal of our Target Business. Pursuant to the agreements, Beijing Weike shall invest RMB43,750 in the Gaohui group in exchange for 70% of the equity in the Beijing Tarena and Mr. Shaoyun Han shall invest RMB6,250 in the Gaohui group in exchange for 10% of the equity in the Beijing Tarena. Upon the completion of such investments on May 31, 2023, Beijing Tarena’s equity share in the Gaohui group has been diluted to 20%, Beijing Tarena lost control of Gaohui group then after. The Company engaged independent appraiser to evaluate the fair value of the Gaohui group and recognized a gain on disposal of subsidiary of RMB26,797. The Company then recognized the Gaohui group as the long-term investment and subsequent measured by equity method.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATION (CONTINUED)

c.Accounts receivable

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

d.Guarantee liabilities

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4     PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

		December 31,
		2022	2023
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid deposits	(a)	13,849	16,952
Advance to suppliers		2,956	14,325
Inventories		7,181	9,363
Prepaid rental expenses		3,256	6,750
Prepaid professional fee		3,374	2,436
Prepaid advertising expenses		1,049	2,043
Prepaid value-added tax		2,836	1,594
Others		4,533	4,300
Total prepaid expenses and other current assets		39,034	57,763
Less: allowance for credit losses		(378)	(378)
Prepaid expenses and other current assets, net		38,656	57,385
(a)	It mainly included prepaid rental deposits.

The movements of the allowance for credit losses are as follows:

	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	378
Additions charged to bad debt expense	—	378	—
Balance at the end of the year	—	378	378

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2022	2023
	RMB	RMB
Furniture	19,592	18,277
Office equipment	161,001	164,261
Leasehold improvements	134,782	80,782
Total property and equipment	315,375	263,320
Less: accumulated depreciation	(237,379)	(197,256)
Property and equipment, net	77,996	66,064

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	58,097	55,911	38,026
Selling and marketing expenses	4,629	3,390	2,188
General and administrative expenses	8,072	6,456	4,921
Research and development expenses	677	140	2
Total	71,475	65,897	45,137

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6     LONG-TERM INVESTMENTS

Long-term investments consist of the following:

		December 31,
		2022	2023
		RMB	RMB
Equity investments without readily determinable fair values
A company providing mechanic training	(a)	12,000	11,992
Other equity investments without readily determinable fair values	(b)	15,000	15,000
Impairment of equity investments without readily determinable fair values		—	(4,000)
Total equity investments without readily determinable fair values, net		27,000	22,992
Equity method investments
Companies providing hockey program management		2,156	2,257
A company providing Internet product solutions	(c)	17,551	17,135
Impairment of equity method investments		(524)	(524)
Total equity method investments, net		19,183	18,868
Total long-term investments		46,183	41,860
(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanic in vehicle maintenance and repair. In 2023, the Company sold a portion of shares in the education company. No impairment loss was recognized as of December 31, 2021, 2022 and 2023, and for the years then ended.
(b)	During the years ended December 31, 2018 and 2019, the Company acquired minority equity interests in several third-party companies. The Company recognized impairment loss of nil, nil and RMB4,000 for the years ended December 31 2021, 2022 and 2023, respectively. The Company written off impairment balance of 13,000, nil and nil for the years ended December 31 2021, 2022 and 2023, respectively.
(c)	In January 2018, the Company paid RMB14,000 in cash to acquire 20% of equity interest of a company which provides IT consulting services and programming and accounted for the investment using equity method. No impairment loss was recognized as of December 31, 2021, 2022 and 2023, and for the years then ended.

7     OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31,
	2022	2023
	RMB	RMB
Other non-current assets:
Rent and property management deposits	24,445	22,683
Prepayment for equipment and leasehold improvement	2,425	2,831
Others	7,525	3,239
Total other non-current assets	34,395	28,753

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8     SHORT-TERM BANK LOANS

On August 7, 2021, the Company signed a credit extension contract with the China Merchants Bank. As of December 31, 2021, the Company has drawn RMB 30,000, which will mature during the period from August 2022 to November 2022 and the annual interest rate is 5.3%.

On October 12, 2022, the Company signed a credit extension contract with the China Merchants Bank with a limit of RMB 30,000 As of December 31, 2022, the Company has drawn RMB30,000, which will mature in 12 months from the drawdown date. The applicable interest rate for the loan is 4.9% per annum. The Company fully repaid the bank loans in May 2023.

Interest expenses of the loans were RMB117, RMB2,812 and RMB929 for the years ended December 31, 2021, 2022 and 2023, respectively.

9     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		December 31,
		2022	2023
		RMB	RMB
Recharge card	(a)	156,003	228,655
Refund liability		128,940	190,591
Accrued payroll and employee benefits		83,955	72,715
VAT and other tax payables		4,629	10,680
Accrued compensation for minority shareholder litigation		20,894	—
Professional service fee		9,454	5,881
Payable for advertisement		5,611	—
Others		7,425	8,574
Total		416,911	517,096
(a)	Recharge card is the amount that customers paid in advance without designated enrollment contract for IT-focused supplementary STEM education training courses.

10   INCOME TAXES

Under the current laws of the Cayman Islands, TCTM is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2023, Tarena HK did not have any assessable profits arising in or derived from HK SAR. TCTM’s PRC subsidiaries and consolidated VIEs and the subsidiaries of the VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

Certain TCTM’s subsidiaries and branches in China have been qualified as “Small Profit Enterprises” since 2017 and 2018, and therefore are entitled to enjoy a preferential income tax rate of 20% on 50% of the assessable profit before tax. From January 1, 2021 to December 31, 2021, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Profit Enterprises”.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10   INCOME TAXES (CONTINUED)

Since the Company wound up some PRC subsidiaries for the year ended December 31, 2023, deferred tax assets consisting mainly of net operating loss carryforwards will no longer be utilizable in the future due to their cancellation. As a result, these deferred tax assets of RMB988 along with related full valuation allowance provided from prior years were written-off by the management as of December 31, 2023.

The components of (loss) income before income taxes are as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC	(375,963)	36,389	34,810
Hong Kong	(1,751)	(669)	(2,385)
Cayman Islands	(13,562)	(50,283)	(15,410)
Canada	(1,561)	(2,003)	(2,653)
Total (loss) income before income taxes	(392,837)	(16,566)	14,362

Income tax (expense) benefit consists of the following:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense	(663)	(3,796)	(1,872)
Deferred income tax (expense) benefit	(115,788)	18,300	9,844
Total	(116,451)	14,504	7,972

The actual income tax expense from continuing operations reported in the consolidated statements of comprehensive (loss) income for each of the years ended December 31, 2021, 2022 and 2023 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2021	2022	2023
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Impact of different tax rates in other jurisdictions	(0.9)%	(76.2)%	28.2%
Research and development bonus deduction	0.7%	(12.9)%	(10.8)%
Non-deductible shared expenses from discontinued operations	—%	—%	114.9%
Non-deductible expenses	—%	(1.9)%	1.6%
Tax impact of investment loss	—%	90.6%	—%
Preferential tax rates	(14.4)%	21.0%	17.3%
Tax effect of expired tax attribute carryforwards	—%	—%	15.6%
Change of tax rates	(5.2)%	(1.5)%	(0.2)%
Change in valuation allowance	(34.8)%	43.5%	(246.9)%
Actual income tax expense	(29.6)%	87.6%	(55.3)%

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10   INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2022	2023
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	176,296	163,331
Others	1,148	520
Total deferred income tax assets	177,444	163,851
Valuation allowance	(158,812)	(135,375)
Deferred income tax assets, net	18,632	28,476
Deferred income tax liabilities:
Valuation appreciation of intangible assets	750	433
Deferred income tax liabilities*	750	433

* Deferred income tax liabilities are combined in other non-current liabilities.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	4,551	140,621	158,812
Additions of valuation allowance	136,490	14,068	3,250
Reduction of valuation allowance	107	(10,000)	(6,384)
Reversal of valuation allowance	—	(11,280)	(32,342)
Change of tax rates	(527)	25,445	13,027
Change of decrease related to subsidiary disposals and expiration	—	(42)	(988)
Balance at the end of the year	140,621	158,812	135,375

The valuation allowance as of December 31, 2022 and 2023 was primarily provided for the deferred income tax assets of certain TCTM’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs, which were at cumulative loss positions. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management has considered projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2023, the Company had tax losses carryforwards of RMB1,263,133, including which from Hong Kong subsidiary of RMB6,560 that does not have an expiring date. Tax losses of RMB280,201, RMB336,215, RMB271,151, RMB184,458, and RMB184,548 will expire, if unused, by 2024, 2025, 2026, 2027 and 2028, respectively.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company in Hong Kong that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. The Company did not distribute any dividend for the years ended December 31, 2022 and 2023.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2023, the tax years ended December 31, 2018 through 2022 for the Company’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

11   RELATED PARTY TRANSACTIONS

The following is a list of related parties from continuing operations which the Company has major transactions with:

(1)	Ms. Han Lijuan, a sister of Mr. Han.
(2)	Tarena Weishang Technology (Hainan) Co., Ltd., a company controlled by Mr. Han’s sister.

Related party transactions

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, a company controlled by Mr. Han’s sister. (Note 1 & Note 3). The net transfer consideration, based on third party independent appraiser, for the Disposal amounted to RMB1 and RMB1 in exchange of the equity interest of Tarena Technologies and Tarena Hangzhou in cash, respectively.

12   ORDINARY SHARES AND STATUTORY RESERVE

(a)   Treasury shares

No ordinary shares were repurchased for the year ended December 31, 2021.

For the year ended December 31, 2022, 3,409,080 ordinary shares were repurchased on the open market with the amount of RMB17,103.

For the year ended December 31, 2023, 496,240 ordinary shares were repurchased on the open market with the amount of RMB2,428.

(b)   Statutory reserves and restricted net assets

Under PRC rules and regulations, TCTM’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs (the “PRC Entities”) are required to appropriate 10% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. In addition, private schools (held by the PRC Entities) which require reasonable returns are required to appropriate 25% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory development fund, whereas in the case of private schools which do not require reasonable return, 25% of the annual increase of their net assets. The appropriation to these statutory reserves must be made before distribution of dividends to TCTM can be made.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12   ORDINARY SHARES AND STATUTORY RESERVE (CONTINUED)

(b)   Statutory reserves and restricted net assets (Continued)

For the years ended December 31, 2021, 2022 and 2023, the PRC Entities made appropriations to the statutory reserves of RMB16,736, RMB19,037 and RMB6,780, respectively. As of December 31, 2022 and 2023, the accumulated balance of the statutory reserves was RMB194,601 and RMB201,381, respectively, which is combined in accumulated deficit.

Relevant laws and regulations of mainland China restrict the WFOE, VIE and VIE’s subsidiary from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances or cash dividends. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company’s VIE and VIE’s subsidiary from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

The balances of restricted net assets as of December 31, 2022 and 2023 were RMB1,558,879 and RMB1,228,153 respectively. Under applicable laws of mainland China, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

(c)   Dividend

No cash dividend was declared for the years ended December 31, 2021, 2022 and 2023.

13   SHARE BASED COMPENSATION

Share incentive plans

On February 1, 2014, TCTM adopted the 2014 Share Plan (the “2014 Plan”), pursuant to which TCTM was authorized to issue options, non-vested shares and non-vested share units to qualified employees, directors and consultants of the Company. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the Award Pool, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each fiscal year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year.

Share options

During the year ended December 31, 2021, the board of the directors of TCTM approved the grant of options to certain officers and employees to purchase 879,000 ordinary shares of TCTM at exercise prices ranging from US$0.00 to US$0.37 per share. These options vest over a period ranging between 1 and 2 years. The options have a contractual term of ten years.

During the year ended December 31, 2022, the board of the directors of TCTM approved the grant of options to certain officers and employees to purchase 1,166,980 ordinary shares of TCTM at exercise price of US$0.01 per share. These options vest over a period ranging between 0.00 and 10 years. The options have a contractual term of ten years.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13   SHARE BASED COMPENSATION (CONTINUED)

Share options (Continued)

During the year ended December 31, 2023, the board of the directors of TCTM approved the grant of options to certain officers and employees to purchase 200,000 ordinary shares of TCTM at exercise price of US$0.01 per share. These options vest within 1 year. The options have a contractual term of ten years.

A summary of share options activity for the year ended December 31, 2023 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding at December 31, 2022	3,356,635	0.10	6.89	2,994
Granted	200,000	0.01	—	—
Exercised	(499,145)	0.01	—	—
Forfeited	(762,605)	0.20	—	—
Outstanding at December 31, 2023	2,294,885	0.07	5.16	448
Vested and expected to vest as of December 31, 2023	4,665,092	0.30	4.30	919
Exercisable as of December 31, 2023	2,275,775	0.37	5.15	444

The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 were RMB6,261, RMB2,543 and RMB711, respectively.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2021	2022	2023
Expected volatility	73.76%-75.78%	75.77%-77.77%	77.77%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.8
Risk-free interest rate per annum	1.09%-1.66%	1.66%-4.10%	4.10%
The fair value of underlying ordinary shares (per share)	US$0.20-US$2.92	US$0.36-US$1.13	US$0.92

The expected volatility was based on the historical volatilities of the Company and comparable publicly traded companies engaged in the similar industry.

No income tax benefit was recognized in the consolidated statements of comprehensive loss as the share-based compensation expense was not tax deductible.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13   SHARE BASED COMPENSATION (CONTINUED)

Share options (Continued)

The fair values of the options granted for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Weighted average grant date fair value of option per share	0.82	0.92	0.92
Aggregate grant date fair value of options	720	1,079	184

As of December 31, 2023, there was approximately RMB706 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.32 years.

Non-vested shares

On March 1, 2021, the board of directors of TCTM approved the grant of 69,355 non-vested shares to 1 independent director and 1 executive officer, of which the vesting period is one year. On April 9, 2021, the board of directors of TCTM approved the grant of 48,690 non-vested shares to 1 independent director and 1 executive director, of which the vesting period is one year.

On March 1, 2022, the board of directors of TCTM approved the grant of 50,000 non-vested shares to 1 former independent director, of which the vesting period is one year. On April 9, 2022, the board of directors of TCTM approved the grant of 337,170 non-vested shares to 1 independent director and 1 former independent director, of which the vesting period is one year.

On April 9, 2023, the board of directors of TCTM approved the grant of 115,050 non-vested shares to 1 independent director, of which the vesting period is one year.

A summary of the non-vested shares activity under the 2014 Share Plan for the year ended December 31, 2023 is summarized as follows:

	Number of Non-	Weighted Average
	vested Shares	Grant Date Fair Value
		US$
Outstanding as of December 31, 2022	144,920	4.38
Granted	115,050	0.66
Vested	(185,340)	2.22
Forfeited	(9,485)	9.50
Outstanding as of December 31, 2023	65,145	2.28

As of December 31, 2023, there was approximately RMB1,054 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 0.45 year. The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023 was RMB5,930, RMB3,358 and RMB2,916, respectively.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14    (LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share is calculated as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income (loss) from discontinued operation	33,508	87,295	(11,980)
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding
—basic	56,260,925	54,657,222	53,873,945
Dilutive effect of outstanding share options	1,369,440	3,073,450	1,460,629
Denominator for diluted (loss) earnings per share
—diluted	57,630,365	57,730,672	55,334,574
Basic earnings(loss) from discontinued operation per ADS	2.98	7.99	(1.11)
Diluted earnings(loss) from discontinued operation per ADS	2.91	7.56	(1.11)

Numerator:
Net (loss) income from continuing operations	(509,288)	(2,062)	22,334
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding
—basic	56,260,925	54,657,222	53,873,945
Dilutive effect of outstanding share options	1,369,440	3,073,450	1,460,629
Denominator for diluted (loss) earnings per share
—diluted	57,630,365	57,730,672	55,334,574
Basic (loss) earnings from continuing operations per ADS	(45.15)	(0.35)	1.94
Diluted (loss) earnings from continuing operations per ADS	(45.15)	(0.35)	1.89

15   LEASES

The Company’s leases consist of operating leases for learning centers and office spaces in different cities in the PRC. The Company reviews all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. As of December 31, 2023, the Company had no long-term leases that were classified as a financing lease, and the Company’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

The components of rental expense from continuing operations for the years ended December 31, 2021, 2022 and 2023 consist as follows:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Short-term rental expense	14,116	7,411	9,961
Operating lease expense excluding short-term rental expense	169,613	148,867	133,106

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15   LEASES (CONTINUED)

Other information related to operating leases is as follows:

	Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:	119,932	123,263	143,602
Right-of-use assets obtained in exchange for new lease liabilities:	144,601	80,403	132,001

As of December 31, 2022 and 2023, the weighted average remaining lease term was 2.42 years and 3.48 years, respectively, and the weighted average discount rate was 5.62% and 5.58% for the Company’s operating leases, respectively.

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2022 and 2023.

The weighted-average remaining lease terms were calculated by using the remaining lease term and the lease liability balance for each lease as of December 31, 2022 and 2023.

As of December 31, 2023, maturities of lease liabilities were as follows:

RMB
Year ending December 31,
2024	113,686
2025	66,914
2026	37,027
2027	11,620
2028 and thereafter	6,326
Total lease payments	235,573
Less: imputed interest	15,929
Total	219,644
Less: current portion	111,840
Non-current portion	107,804

Gross rental expenses incurred under operating leases were RMB183,729, RMB156,278 and RMB143,067 for the years ended December 31, 2021, 2022 and 2023, respectively.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16   COMMITMENTS AND CONTINGENCIES

The Company and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. TCTM, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021 in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016 and November 1, 2019 related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On December 16, 2021, the Company filed its pre-motion letter and the plaintiffs filed their opposition on December 23, 2021. On January 18, 2022, the Company moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing was completed on May 19, 2022. While the motion to dismiss was pending, Plaintiff and the Company reached an agreement in principle to settle all claims. On July 13, 2022, Plaintiff filed a letter informing the court of the settlement in principle. On August 31, 2022, the parties filed a motion for preliminary approval of the proposed settlement agreement. Preliminary approval hearing took place on November 8, 2022, and the Court reserved judgement on the motion pending submission of additional information. In December 2022, the parties submitted revised settlement materials to the Court. On August 3, 2023, the Court ordered additional revisions to the settlement papers, which the parties submitted on August 18, 2023. On September 5, 2023, the Court granted preliminary approval for the TCTM settlement agreement. The Company settled the payment on September 23, 2023, and the plaintiff have filed their motions to approve the settlement and their proposed awards of attorney’s fees, etc. On February 9, 2024, the Court held the fairness hearing. The parties are awaiting the Court’s ruling.

There will have no material adverse effect on the Company’s financial position, results of operations or liquidity.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17   PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of TCTM.

Condensed Balance Sheets

	December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,844	5,251	740
Prepaid expenses and other current assets	550	226	32
Due from subsidiaries	437,987	380,470	53,588
Total current assets	440,381	385,947	54,360
Investment in subsidiaries	(1,574,974)	(1,560,377)	(219,775)
Total assets	(1,134,593)	(1,174,430)	(165,415)
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities (1)	30,392	4,155	585
Due to subsidiaries	334,909	319,198	44,959
Total current liabilities	365,301	323,353	45,544
Total liabilities	365,301	323,353	45,544

Commitments and contingencies	—	—	—

Shareholders’ deficit:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 57,176,842 and 57,861,327 shares issued, 46,567,892 and 46,756,137 shares outstanding as of December 31, 2022 and 2023, respectively)	359	364	51
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	74	74	10
Treasury shares (10,608,950 and 11,105,190 Class A ordinary shares as of December 31, 2022 and 2023, at cost)	(476,918)	(479,346)	(67,514)
Additional paid-in capital	1,363,845	1,360,901	191,679
Accumulated other comprehensive income	49,664	48,216	6,791
Accumulated deficit	(2,436,918)	(2,427,992)	(341,976)
Total shareholders’ deficit	(1,499,894)	(1,497,783)	(210,959)
Total liabilities and shareholders’ deficit	(1,134,593)	(1,174,430)	(165,415)
(1)	Mainly related to repurchase of treasury shares.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17   PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive (Loss) Income

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Selling and marketing expenses	(323)	(8)	—	—
General and administrative expenses	5,955	(34,558)	(11,625)	(1,637)
Operating income (loss)	5,632	(34,566)	(11,625)	(1,637)
Equity in (loss) income of subsidiaries	(480,114)	117,266	20,415	2,875
Foreign currency exchange (loss) gains	(268)	2,480	106	15
Interest income (expense)	203	(1,660)	30	5
(Loss) income before income taxes	(474,547)	83,520	8,926	1,258
Income tax expense	—	—	—	—
Net (loss) income	(474,547)	83,520	8,926	1,258
Other comprehensive (loss) income
Foreign currency translation adjustment	(421)	965	(1,448)	(204)
Comprehensive (loss) income	(474,968)	84,485	7,478	1,054

Condensed Statements of Cash Flows

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating activities:
Net cash provided by (used in) operating activities	14,458	(5,699)	4,902	690
Financing activities:
Issuance of Class A ordinary shares in connection with exercise of share options	3,947	107	227	32
Repurchase of treasury shares	—	(17,103)	(2,428)	(342)
Net cash provided by (used in) financing activities	3,947	(16,996)	(2,201)	(310)
Changes in cash and cash equivalents	18,405	(22,695)	2,701	380
Effect of foreign currency exchange rate changes on cash and cash equivalents	1,308	1,033	706	100
Net increase (decrease) in cash and cash equivalents	19,713	(21,662)	3,407	480
Cash and cash equivalents at beginning of year	3,793	23,506	1,844	260
Cash and cash equivalents at end of year	23,506	1,844	5,251	740

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18   SUBSEQUENT EVENTS

A Proposed Disposal

On December 24, 2023, the Company held board meeting to approve the Proposed Disposal related the professional education business (the “Divestiture”). Upon consummation of the Divestiture on March 31, 2024, the Company lost its control over the professional education business while the primary focus has shifted to providing IT-focused supplementary STEM education services. Accordingly, the Company deconsolidated the professional education business financial statements, effective since March 31, 2024.

Repurchase Shares from Affiliate of KKR & Co. Inc. (“KKR”)

In January 2024, the Company entered into a share repurchase agreement with Talent Fortune Investment Limited, an affiliate of KKR, pursuant to which the Company agreed to repurchase 5,119,698 of its Class A ordinary shares beneficially owned by Talent Fortune Investment Limited at a repurchase price of $0.2 per share. The sale and repurchase of the 5,119,698 Class A ordinary shares has been closed in February 2024.

2024 Share Plan

On February 28, 2024, TCTM adopted the 2024 Share Plan (the “2024 Plan”), pursuant to which TCTM was authorized to issue options, non-vested shares and non-vested share units to qualified employees, directors and consultants of the Company. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Plan, or the Award Pool, is 3,500,000, provided that the shares reserved in the Award Pool shall be increased on the first day of each fiscal year, commencing with January 1, 2025, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year.

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements. Other than the matters noted above, there are no any other subsequent events with material financial impact on the Company’s consolidated financial statements.