Form 20-F
period 2024-12-31
TCTM Kids IT Education Inc.
filed 2025-05-15
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from ___________ to ___________

Commission file number: 001-36363

TCTM Kids IT Education Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing 100102, People’s Republic of China

(Address of principal executive offices)

Heng Wang, Chief Executive Officer

Email: wangheng@tctm.cn

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing 100102, People’s Republic of China

Telephone: +86 10-6213 5687

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each	VSA	The NASDAQ Stock Market LLC
representing five Class A ordinary shares,		(The NASDAQ Capital Market)
par value US$0.001 per share
Class A ordinary shares,		The NASDAQ Stock Market LLC
par value US$0.001 per share		(The NASDAQ Capital Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Capital Market of American depositary shares, each representing five Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2024, there were 49,711,678 ordinary shares outstanding, par value $0.001 per share, being the sum of 42,505,619 Class A ordinary shares (excluding 16,224,888 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refer to our American depositary shares, each of which represents five Class A ordinary shares;
●	“current VIE” refers to Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd., or Beijing Tongcheng;
●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Divestiture” refers to the equity transfer transaction entered into in December 2023 to divest our professional education business. The Divestiture had been consummated at the end of March 2024. See “Item 4. Information on the Company—A. History and Development of the Company” for more details;
●	“former VIE” refers to Beijing Tarena Jinqiao Technology Co., Ltd., or Beijing Tarena. Upon the consummation of the Divestiture, the professional education business, including the business operated by the former VIE, had been divested, and the STEM education business operated by the former VIE had been transferred to the current VIE. See “Item 4. Information on the Company—A. History and Development of the Company” for more details;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;
●	“IT” refers to information technology;
●	“our company” refers to TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.), which is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries in mainland China and (ii) contractual arrangements with the VIEs based in mainland China. This structure entails unique risks to investors, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details;
●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;
●	“STEM education” refers to science, technology, engineering, and mathematics education;
●	“student enrollments” for a certain period refer to the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“variable interest entities” or “VIEs” refer to the variable interest entities, the subsidiaries of the variable interest entities and the non-enterprise entities sponsored by the variable interest entities. The variable interest entities include but are not limited to Beijing Tarena and Beijing Tongcheng for the effective period of their respective contractual arrangements with us;
●	“we,” “us,” “our” or “TCTM” refers to TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China. The variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure; and
●	“RMB” or “Renminbi” refers to the legal currency of mainland China; “$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government in mainland China imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB7.2993 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024 (except the cash dividend, which is translated at the rate on the exercise date).

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

TCTM is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with the variable interest entities based in mainland China. Laws and regulations of mainland China restrict and impose conditions on foreign investment in certain internet value-added businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities in order to comply with these laws and regulations, and rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities, and their nominee shareholders to control the business operations of the variable interest entities. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in mainland China.

Revenues from continuing operations contributed by the variable interest entities accounted for 2.9%, 6.6% and 7.4% of our net revenues from continuing operations for the years of 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our” or “TCTM” refers to TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, including but are not limited to, Beijing Tarena and Beijing Tongcheng for the effective period of their respective contractual arrangements with us. The current VIE, Beijing Tongcheng, holds our ICP license as an internet information provider and a permit for the production and operation of radio and television programs, and operates our 61it.cn website and Tongcheng Online App. Our variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP, and we are the primary beneficiary of the variable interest entities for accounting purpose only. Investors in our ADSs are not purchasing any equity interest in the variable interest entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the variable interest entities in China.

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

Notes:

(1)

Shaoyun Han, our founder and chairman, owns 70% of the equity interest in Beijing Tongcheng. Mr. Jin Li, a member of our management body, owns 30% of the equity interest in Beijing Tongcheng. On June 5, 2024, Banyan Enterprises Limited, or Banyan, and Banyan Enterprises A Limited, or Banyan A, filed for asset preservation at the Hong Kong International Arbitration Centre, or the HKIAC. This action stemmed from disputes related the share transfer agreement dated December 7, 2018, entered in to by and among Mr. Han Shaoyun and his wholly owned company, Techedu Limited, or Techedu, and Banyan and Banyan A, concerning the equity interest in Tarena International, Inc., or Tarena International, held by Techedu. As part of the asset preservation measures, Mr. Shaoyun Han’s 70% equity interest in Beijing Tongcheng was frozen. According to the Civil Ruling No. (2024) Jing 04 Cai Bao 77 issued by the Fourth Intermediate People’s Court of Beijing, along with the asset preservation notice (Case No. (2024) Jing 04 Zhi Bao 172), and with the assistance of the Haidian District Market Supervision Administration of Beijing, such equity interest has been frozen from September 19, 2024 to September 18, 2027.

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

*

Zengbo Li, Hehai Tian, Leng Liao and Dan Liu are no longer employed by us. The principal registration for each of Kunming Wuhua Tongcheng Tongmei Education Training School Co.,Ltd., Jinan Gaoxin Tongcheng Tongmei Training School Co., Ltd., Kunming Xishan District Tongcheng Tongmei Culture and Art Training School Co., Ltd., Kunming Guandu Tongcheng Tongmei Education Training School Co., Ltd and Changsha Kaifu Tongcheng Tongmei Education Training School. has not been updated.

(3)

Although we explained that the variable interest entities include Beijing Tarena and Beijing Tongcheng, Beijing Tarena had been deconsolidated upon the consummation of the Divestiture at the end of March 2024. The current VIE, is Beijing Tongcheng.

This type of corporate structure may affect investors and the value of their investment. The contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights in the variable interest entities, and these agreements have not been tested in the courts of mainland China. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of these entities in our financial statements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-Any failure by Beijing Tongcheng or its shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-The shareholders of Beijing Tongcheng may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect our ability to consolidate the financial results of the variable interest entities and the financial performance of our company as a whole, which would likely result in a material change in our operations and/or a material change in the value of our securities. If we or the variable interest entities are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable laws and regulations of mainland China, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “-If the PRC authorities determine that we can no longer own and operate certain of our learning centers through our subsidiaries in mainland China, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the variable interest entities), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.”

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

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, we believe our subsidiaries and the variable interest entities in mainland China have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of currently conducted by our holding company, its subsidiaries, and the variable interest entities in mainland China, including, among others, a business license, an ICP license, a permit for the production and operation of radio and television programs and permits for school operation. However, we cannot assure you that relevant government authorities would reach the same conclusion. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-We face risks and uncertainties with respect to the licensing requirement for value-added telecommunication services, internet audio-video programs, radio or television programs production and operation, internet publication, and filing requirements for commercial franchise.”

Furthermore, as advised by Beijing DOCVIT Law Firm, our PRC legal counsel, in connection with our historical issuance of securities to foreign investors that was consummated in the year of 2014, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our mainland China subsidiaries and the variable interest entities, (i) are not required to obtain permission from the China Securities Regulatory Commission, or the CSRC, and (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China. , and (iii) As of the date of this annual report, we, our mainland China subsidiaries and the variable interest entities have not been asked to obtain, or been denied by any PRC government authority for, permission by any other PRC government authority. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we, our subsidiaries, or the variable interest entities are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. Therefore, On February 17, 2023, the CSRC also held a press conference for the release of the Filing Rules, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future equity and equity-linked securities financing activities in accordance with the Filing Rules. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings and listing at this stage, but we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “-Risks Related to Our Business-Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.”

Cash and Asset Flows through Our Organization

TCTM is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the variable interest entities in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, TCTM’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries in mainland China and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to TCTM. In addition, to the extent cash or assets in our business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restrictions could have a material and adverse effect on our ability to conduct our business.” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, our subsidiaries in mainland China are permitted to pay dividends to TCTM only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Further, our subsidiaries and the variable interest entities in mainland China are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Holding Company Structure.”

Under the laws of mainland China, TCTM may provide funding to our subsidiaries in mainland China only through capital contributions or loans, and to the variable interest entities only through loans or payment for intergroup transactions, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, there was no capital contribution from TCTM Kids IT Education Inc. to its subsidiaries or the variable interest entities, and TCTM did not extend any loans to, or receive any repayments from, its subsidiaries or the variable interest entities.

The variable interest entities may transfer cash to TCTM by paying service fees according to the exclusive business cooperation agreement. For the years ended December 31, 2022, 2023 and 2024, no such service fees were paid by the variable interest entities. If there is any amount payable to TCTM under the exclusive business cooperation agreement, we intend to settle them accordingly, but do not intend to otherwise distribute earnings.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to TCTM by its subsidiaries or the variable interest entities. Under laws and regulations of mainland China, our subsidiaries and the variable interest entities in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise, or WFOE, out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the variable interest entities in which we have no legal ownership, totaling RMB1,558.9 million, RMB1,228.2 million and RMB1,236.9 million (US$169.5 million) as of December 31, 2022, 2023 and 2024, respectively. For risks related to the fund flows of our operations in mainland China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.”

There are certain restrictions on our ability to convert Renminbi into foreign currencies. Approval from State Administration of Foreign Exchange, or SAFE, and the People’s Bank of China, or PBOC, may be required where RMB are to be converted into foreign currencies, including U.S. dollars, and approval from SAFE and PBOC or their branches may be required where RMB are to be remitted out of China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization.

Our Company has established a centralized cash management policy to direct how funds are transferred between the Company, our subsidiaries, and the variable interest entities to improve the efficiency and ensure the security of cash management. Our treasury department prepares the rolling cash flow forecast of our Company and also prepares fund management reports regularly to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties among our personnel involved in funds management. Furthermore, all funds are transferred in accordance with the applicable PRC laws and regulations.

For more details, see our selected condensed consolidating schedule starting on page 10 and the consolidated financial statements starting on page F-4.

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

The following tables provide financial information depicting the financial position, cash flows and results of operations of the parent, subsidiaries, the VIEs, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2022, 2023 and 2024.

Selected Condensed Consolidated Statements of Income, Balance Sheets, and Cash Flows Information

	For the Year Ended December 31, 2024
			Non-VIE		Other Inter-
	Parent	VIEs	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)
Cash and cash equivalents	1,504	2,519	11,279	—	—	15,302
Inter-Group balances due from the VIEs/Non-VIE subsidiaries	438,701	32,980	365,897	(394)	(837,184)	—
Other current assets	112	10,042	25,803	48	4,902	40,907
Equity method investments	34,682	—	—	—	(34,682)	—
Investment deficit in the VIEs and Non-VIE subsidiaries	(1,887,093)	—	—	—	1,887,093	—
Other non-current assets	—	—	(924)	(1,800)	47,132	44,408
Total Assets	(1,412,094)	45,541	402,055	(2,146)	1,067,261	100,617
Inter-Group balances due to the VIEs/Non-VIE subsidiaries	43,927	32,979	365,749	(346)	(442,309)	—
Other current liabilities	346,837	166,411	1,312,494	—	(12,937)	1,812,805
Non-current liabilities	—	1,665	89,742	—	—	91,407
Total liabilities	390,764	201,055	1,767,985	(346)	(455,246)	1,904,212
Equity	(1,802,858)	(155,514)	(17,356)	(1,800)	173,933	(1,803,595)
Net revenues from continuing operations	—	86,125	1,084,733	—	—	1,170,858
Net loss	8,928	(43,457)	(546,829)	—	(5,744)	(587,102)
Net cash provided by/(used in) operating activities	(2,234)	(80,322)	1,118,225	80,322	(1,237,446)	(121,455)
Net cash provided by/(used in) investing activities	—	(8,200)	(91,043)	8,200	—	(91,043)
Net cash provided by/(used in) financing activities	(7,360)	86,483	(22,228)	(86,483)	40,428	10,840

	For the Year Ended December 31, 2023
			Non-VIE		Other Inter-
	Parent	VIEs	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)
Cash and cash equivalents	5,251	2,520	212,918	—	—	220,689
Inter-Group balances due from the VIEs/Non-VIE subsidiaries	380,470	104,642	406,637	(11,259)	(880,490)	—
Other current assets	225	62,550	22,344	—	(20,815)	64,304
Equity method investments	142,399	—	—	—	(142,399)	—
Investment deficit in the VIEs and Non-VIE subsidiaries	(1,702,776)	—	—	—	1,702,776	—
Other non-current assets	—	46,371	411,276	—	—	457,647
Total assets of discontinued operations	—	36,779	249,639	—	(10,815)	275,603
Total Assets	(1,174,431)	252,862	1,302,814	(11,259)	648,257	1,018,243
Inter-Group balances due to the VIEs/Non-VIE subsidiaries	319,197	23,676	130,159	(11,259)	(461,773)	—
Other current liabilities	4,155	152,969	1,712,121	—	(18,680)	1,850,565
Non-current liabilities	—	4,252	103,985	—	—	108,237
Total liabilities of discontinued operations	—	100,392	471,214	—	(10,815)	560,791
Total liabilities	323,352	281,289	2,417,479	(11,259)	(491,268)	2,519,593
Equity	(1,497,783)	(28,427)	(1,114,665)	(2,060)	1,141,585	(1,501,350)
Net revenues from continuing operations	—	90,661	1,284,531	—	—	1,375,192
Net income/(loss)	8,928	3,606	(6,530)	7,939	(3,589)	10,354
Net cash provided by/(used in) operating activities	4,902	(17,817)	317,788	(3,220)	(420,588)	(118,935)
Net cash provided by investing activities	—	—	72,048	—	—	72,048
Net cash (used in)/provided by financing activities	(2,201)	(7,192)	(456,123)	7,192	422,543	(35,781)

	For the Year Ended December 31, 2022
			Non-VIE		Other Inter-
	Parent	VIEs	Subsidiaries	VIE	Company	Group
	Company	Consolidated	Consolidated	Elimination	Elimination	Consolidation

	RMB
	(In thousands)
Cash and cash equivalents	1,844	16,031	180,654	—	—	198,529
Inter-Group balances due from the VIEs/Non-VIE subsidiaries	437,987	64,604	280,273	(50,780)	(732,084)	—
Other current assets	550	1,191	47,030	(23)	(10,000)	38,748
Equity method investments	140,025	—	—	—	(140,025)	—
Investment deficit in the VIEs and Non-VIE subsidiaries	(1,714,999)	—	—	—	1,714,999	—
Other non-current assets	—	37,704	445,457	—	—	483,161
Total assets of discontinued operations	—	66,959	654,486	(56,142)	(48,241)	617,062
Total Assets	(1,134,593)	186,489	1,607,900	(106,945)	784,649	1,337,500
Inter-Group balances due to the VIEs/Non-VIE subsidiaries	334,909	(48,511)	598,854	(7,631)	(877,621)	—
Other current liabilities	30,392	134,191	1,755,328	—	—	1,919,911
Non-current liabilities	—	4,176	105,685	—	—	109,861
Total liabilities of discontinued operations	—	128,666	687,940	—	(2,197)	814,409
Total liabilities	365,301	218,522	3,147,807	(7,631)	(879,818)	2,844,181
Equity	(1,499,894)	(32,033)	(1,539,907)	7,065	1,558,088	(1,506,681)
Net revenues from continuing operations	—	40,755	1,360,680	—	(1,591)	1,399,844
Net income/(loss)	83,520	1,255	482	17,064	(17,088)	85,233
Net cash provided by/(used in) operating activities	(5,699)	7,722	(29,753)	17,088	(16,886)	(27,528)
Net cash provided by/(used in) investing activities	—	19,975	(37,684)	(5,000)	—	(22,709)
Net cash (used in)/provided by financing activities	(16,996)	5,762	4,331	14,238	(9,440)	(2,105)

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to Our Business

●	Uncertainties and risks accompany our strategy to divest our professional education business. Our strategy to divest is largely based on our management’s assessment of our core strengths, business objectives, resource allocation, and likelihood of success for different business models. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from the divestiture transaction.

●	We incurred net losses from 2019 to 2021, generated net income in 2022 and 2023, and incurred net loss in 2024. Our historical financial and operating results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.
●	We rely on IT-focused supplementary STEM education programs for a substantial part of our net revenues upon the consummation of the Divestiture, and a decrease in the popularity of IT-focused supplementary STEM education courses, such as childhood & adolescent robotics programming and computer programming courses, would have a material adverse effect on our business and results of operations.
●	If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.
●	We may not be able to continue to recruit, train and retain qualified instructors and teaching assistants, who are critical to the success of our business and effective delivery of our education services to students.
●	If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected. We cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or satisfy the evolving needs and preferences of our students and their parents.
●	Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy. A slowdown in China’s economy or the global economy may lead to a reduction in demand for our education services, which could materially and adversely affect our financial condition and results of operations.
●	If the level of performance by the students of our STEM education program deteriorates or satisfaction with our services declines, our business, financial condition, results of operations and reputation could be adversely affected.
●	We face competition from other STEM education service providers and the STEM education services market in China is fragmented, rapidly evolving and highly competitive. We may lose market share and our financial results may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to the changing market conditions and trends.
●	Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.

Risks Related to Our Corporate Structure

●	61it.cn is important for our business operations. If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable laws and regulations of mainland China, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, our ability to provide online education services and conduct our marketing and promotional activities through 61it.cn may be negatively impacted.
●	If the PRC authorities determine that we can no longer own and operate certain of our learning centers through our subsidiaries in mainland China, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the variable interest entities), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.

●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business. For more details, see “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.”

Risks Related to Doing Business in China

●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in the future if the Public Company Accounting Oversight Board (United States), or the PCAOB, is unable to inspect or investigate completely our auditors. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.
●	Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.
●	The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.”
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

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

Professional education business has long been a driver of our growth. In 2022 and 2023, revenues generated from our professional education business represented a significant portion of our total revenues. Upon the Divestiture, we have been primarily focused on providing IT-focused supplementary STEM courses for young children aged between three and eighteen. Our results of operations and financial position will be substantially dependent on the performance of our STEM courses offerings to young children in the foreseeable future. In addition, our strategy to divest is largely based on our management’s assessment of our core strengths, business objectives, resource allocation, and likelihood of success for different business models. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from the divestiture transaction.

We generated net income in 2022 and 2023, and incurred net loss in 2024. Our historical financial and operating results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

We generated net income of RMB85.2 million, RMB10.4 million in 2022 and 2023, and incurred net loss of RMB578.1 million (US$80.4 million) in 2024. In particular, upon the consummation of the Divestiture on March 31, 2024, we had divested the professional education business, which represented a strategic shift that has a major effect on our results of operations. Our remaining business after the Divestiture has been reclassified as continuing operations. For our continuing operations, we incurred net loss of RMB2.1 million in 2022, generated net income of RMB22.3 million in 2023, and incurred net loss of RMB535.4 million (US$73.3 million) in 2024. We cannot assure you that we will be able to continue to generate positive net income in the future. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the strategic shift we took and the risks and difficulties we may encounter in this evolving industry. We may not achieve the desired benefits from the strategic shift and we may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our selling and marketing expenses, as a percentage of our net revenues. We intend to continue to invest in our branding and marketing activities to attract new students, and improve our online learning modules to enhance student experience. We cannot assure you that we will be successful in these efforts, and we may incur net losses for a period of time in the future.

We rely on IT-focused supplementary STEM education programs for a substantial part of our net revenues, and a decrease in the popularity of IT-focused supplementary STEM education would have a material adverse effect on our business and results of operations.

A substantial part of our net revenues is generated from the IT-focused supplementary STEM education. In 2024, childhood robotics programming and childhood computer programming courses contributed to 42.2% and 18.9% of our net revenues from continuing operations, respectively. Our business growth and financial performance are closely tied to the sustained demand for IT-focused STEM eduction, particularly in robotics and computer programming. This demand is influenced by various factors, including technology advancements, shifts in educational priorities, evolving job market requirements and government policies that promote STEM education. Any significant decrease in the popularity or perceived value of robotics and computer programming, whether due to changes in market trends, emerging educational alternatives, or a shift in government or institutional focus, could lead to decreased student enrollment in our courses. Furthermore, intensified competition, economic downturns, or reduced consumer spending on supplementary education could also impact our enrollment rates. If we are unable to maintain or increase enrollment in our IT-focused STEM education programs, our revenue streams could be significantly affected. Additionally, our long-term growth prospects may be hindered if we fail to adapt our offerings to aligh with evolving market demands and technological advancements. This, in turn, could materially and adversely affect our business and our results of operations.

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

While we closed certain non-performing learning centers in some areas of mainland China in recent years, we plan to expand our operations in different geographic areas as we address the growth of our customer base and market opportunities. For our continuing operations, we closed 22 non-performing learning centers and opened 1 new center in 2022; and we closed 4 non-performing learning centers and opened 7 new centers in 2023. We increased the number of our learning centers for STEM education programs from 217 as of December 31, 2022 to 220 as of December 31, 2023, and decreased to 218 as of December 31, 2024. Any business expansion will result in substantial demands on our management, personnel and operational, technological and other resources. To manage the expected growth of our operations, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls and to expand training and management of our growing employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

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

Our STEM education programs, which currently provide IT training courses to students aged between three and eighteen, were operated through our 218 learning centers in 53 cities in mainland China as of December 31, 2024, as well as through the internet. According to the rules mentioned above, our learning centers providing STEM education programs may be deemed as after-school tutoring institutions which are required to obtain school operation permits and business licenses. As of December 31, 2024, 74 of our leaning centers have obtained school operation permits from the local education authorities for our STEM education programs. However, there remain uncertainties about the application and approval process for school operation permits with respect to STEM education programs. Since the promulgations of the Circular 80, the Amendment to the Private Education Law Implementation Rules and the Alleviating Burden Opinions, some local authorities have promulgated rules and regulations related to the establishment, approval and operation of non-academic after-school tutoring institutions, most of which provide guidance in how non-academic after-school tutoring institutions may obtain school operation permits. For example, Shanghai has published the Setting Standards of Science and Technology After-school Tutoring, which sets a series of entry conditions for science and technology after-school tutoring institutions that intend to apply for school operation permits in Shanghai. However, some rules and regulations may still have not been put into practice yet, and further implementing rules are still to be promulgated in some provinces and cities. We have been communicating, and will continue to communicate, with the competent provincial education regulatory authorities to obtain school operation permits. We also participate in organizing or attending certain extracurricular challenges or competitions facing preschool children over 3 years of age, and primary and secondary school students, but some of these challenges or competitions that we participated have not been filed with or approved by compete authorities. Although we have not been subject to any material fines or other penalties in relation to any non-compliance with licensing and filing requirements in the past with respect to our learning centers providing STEM education programs or organization of competitions outside campus, if we fail to cure any non-compliance in a timely manner, we may be subject to mandatory rectifications, order to cease tutoring activities, returning fees charged, revocation of operation approval, warning, criticism, fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant learning centers, which may materially and adversely affect our business and results of operation. In addition, our online programming courses provided to pre-school children may be materially and adversely affected by the Alleviating Burden Opinions.

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

Network Data Regulations were promulgated by the State Council on September 24, 2024, and became effective as of January 1, 2025. The Network Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, network data handlers engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a critical information infrastructure operator and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC.

On March 22, 2024, CAC published the Provisions on Promoting and Regulating Cross-border Data Flows, which took effective on the same date. The provisions provide several exemptions from undergoing data security assessment, obtaining personal information protection certification or entering into standard contract for outbound transfer of personal information for businesses. These exemptions include, among others, the scenario where a data processor, other than a CIIO, has cumulatively transferred overseas personal information, excluding sensitive personal information, of fewer than 100,000 individuals since January 1 of the current year. A data processor intending to implement outbound data transfer under the following circumstances should apply for security assessment to the CAC: (i) a CIIO intending to provide personal information or important data abroad; or (ii) a data processor that is not a CIIO intending to provide important data abroad, or has since January 1 of the current year cumulatively provided personal information (excluding sensitive personal information) of over one million individuals, or sensitive personal information of over 10,000 individuals, abroad. The provisions also explicitly state that data processors are not required to conduct data security assessment for cross-border transfer of important data if the data has not been notified or published as important data by relevant departments or regions. In addition, for any data processors other than the CIIOs who have since January 1 of the current year cumulatively provided personal information (excluding sensitive personal information) of over 100,000 and less than one million individuals, or sensitive personal information of less than 10,000 individuals abroad, should execute a standard contract for outbound transfer of personal information with the recipient abroad or pass the certification for personal information protection.

Furthermore, on March 22, 2024, the CAC promulgated the Guide to Applications for Security Assessment of Outbound Data Transfers (Second Edition), which provides that any of the following circumstances is deemed as the act of outbound data transfers: (i) a data processor transfers abroad the data collected and generated from its operation within the territory of China; (ii) the data collected and generated by the data processor is stored within the territory of China, allowing inquiry, retrieval, download and export by overseas agencies, organizations or individuals; and (iii) other data handling activities such as handling of the personal information of domestic natural persons abroad under the circumstances specified in Paragraph 2 of Article 3 of the Personal Information Protection Law.

On 12 February 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, or the Audits Administrative Measures, which will become effective on May 1, 2025. The Audits Administrative Measures provided that any personal information handler handling the personal information of more than 10 million people shall carry out the personal information protection compliance audits at least once every two years. For a personal information handler who falls under any of the following circumstances, the cyberspace administration of China and other authorities performing responsibilities of personal information protection (hereinafter collectively referred to as the “protection authorities” in short) may require the personal information handler to entrust a specialized agency with the compliance audit of its personal information handling activities: (i) Where its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (ii) Where its personal information handling activities may infringe upon the rights and interests of many people; or (iii) Where a personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of the personal information of more than one million people or the sensitive personal information of more than 100,000 people. For the same personal information security incident or risk, it is not allowed to repeatedly require the personal information handler concerned to entrust a specialized agency with the personal information protection compliance audits.

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

A majority of our offices and learning centers are located on leased premises. At the end of each lease term we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase each renewal period. We compete with many other businesses for sites in certain highly desirable locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. As of December 31, 2024, we had received from our lessors’ copies of title certificates or proof of authorization to lease the properties to us for all leased properties. However, we cannot assure you that we will be able to obtain copies of title certificates or proof of authorization to lease any properties that we may lease in the future or the title to these properties we currently lease or any properties that we may lease in the future will not be otherwise challenged. Furthermore, several of our leased properties are built on allocated land in mainland China. Such properties may not be legally leased to us under laws of mainland China. Our leasehold interest in these properties may be challenged by the PRC governmental authorities to be invalid, and we may be forced to move out of such premises. In addition, we have not registered most of our lease agreements with the PRC governmental authorities as required by laws of mainland China, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

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

Although we commenced operations in 2002, our significant business growth and expansion began in 2009. Our previous focus had been providing professional education services since the inception of our business. In 2015, we launched STEM education courses targeting young children aged between three and eighteen to supplement our offerings. In December 2023, we entered into an equity transfer agreement to dispose of our professional education business. The Divestiture had been closed in 2024, and our primary focus has shifted to providing IT-focused supplementary STEM education services. See “Item 4. Information on the Company—A. History and Development of the Company” for more details on the disposal of the professional education business.

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

Labor costs in China have risen in recent years. We employed 4,142 employees in mainland China as of December 31, 2024, of which 3,854 employees were associated with our continuing operations. The increases in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. In addition, the PRC government has promulgated laws and regulations to enhance labor protection, such as the Labor Contract Law and the Social Insurance Law, which are also expected to cause our labor costs to increase. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We have granted share-based awards and may grant more share-based awards in the future, which may reduce our net income.

In February 2014, we adopted a 2014 share incentive plan with a term of ten years. In February 2024, we adopted a 2024 share incentive plan, or the 2024 Plan. Pursuant to the share incentive plans, we issued, and may continue to issue, options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Plan, or the Award Pool, is 3,500,000, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing on January 1, 2025, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the share incentive plans, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2024, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB1.1 million (US$0.2 million) and RMB0.6 million (US$0.1 million), respectively, which will be recognized over a weighted average period of 2.7 years and 0.28 years, respectively. Expenses associated with share-based compensation awards granted under our share plan may reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended on September 10, 2008, February 6, 2016 and March 29, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. The latest amended version cancelled the previous requirements on the primary foreign investor’s performance and operational experience and requirements on approvals from the Ministry of Industry and Information Technology, and the Ministry of Commerce, or their authorized local counterparts. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation. Although the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2024), or the 2024 Negative List, jointly issued by the NDRC and the Ministry of Commerce on September 6, 2024, and effective from November 1, 2024, and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (For-profit E-commerce Business), promulgated by the Ministry of Industry and Information Technology in June 2015, allow a foreign investor to own up to 100% of the total equity interest in e-commerce business, domestic multi-party communication, storage and forwarding classes and call centers, we have not engaged in any of such business. Due to the foreign ownership restriction on internet content and other value-added telecommunication services, we operate our 61it.cn website and Tongcheng Online App through Beijing Tongcheng, and such website and application have been included in the permitted operation scope under the ICP license held by Beijing Tongcheng. Beijing Tongcheng is 70% owned by Mr. Shaoyun Han, our founder and chairman, and 30% owned by Mr. Jin Li, a member of our management body. Mr. Han and Mr. Li are both citizens of mainland China. Our mainland China subsidiary, Tongcheng Shidai, entered into a series of contractual arrangements with Beijing Tongcheng and its shareholders, which enable us to:

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

Beijing DOCVIT Law Firm, our PRC legal counsel, is of the opinion that (i) the ownership structure of Beijing Tongcheng and Tongcheng Shidai will not result in any violation of laws or regulations of mainland China currently in effect; and (ii) the contractual arrangements among Tongcheng Shidai, Beijing Tongcheng and its shareholders governed by laws of mainland China are valid, binding and enforceable, and will not result in any violation of laws or regulations of mainland China currently in effect.

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

Our holding company in the Cayman Islands, the variable interest entities, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, the business, financial condition, and results of operations of the variable interest entities and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the variable interest entities, which contributed 7.4% of our revenues from continuing operations in 2024. If we or Beijing Tongcheng is found to be in violation of any existing or future laws or regulations of mainland China, or such arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we fail to obtain, maintain or renew any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, to the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). Also see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Holding Company Structure.”

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

Personal disputes of significant shareholders of our Company, subsidiaries or VIE may have an adverse impact on our business, financial conditions and results of operations.

Personal legal disputes or debt enforcement actions involving significant shareholders of our Company, subsidiaries or VIE may have adverse impact on our business and corporate structure, even if such disputes are unrelated to our operations. On June 5, 2024, Banyan and Banyan A filed for asset preservation at the HKIAC. This action stemmed from disputes related the share transfer agreement dated December 7, 2018, entered in to by and among Mr. Han Shaoyun and his wholly owned company, Techedu, and Banyan and Banyan A, concerning the equity interest in Tarena International held by Techedu. As part of the asset preservation measures, Mr. Shaoyun Han’s 70% equity interest in Beijing Tongcheng was frozen. According to the Civil Ruling No. (2024) Jing 04 Cai Bao 77 issued by the Fourth Intermediate People’s Court of Beijing, along with the asset preservation notice (Case No. (2024) Jing 04 Zhi Bao 172), and with the assistance of the Haidian District Market Supervision Administration of Beijing, such equity interest has been frozen from September 19, 2024 to September 18, 2027. The HKIAC has not yet determined a specific hearing schedule for this case.

Although these legal proceedings are not directly linked to our business operations, they may still affect us materially. If legal disputes lead to judicial freezing, liens, or forced auction of equity interests in our Company, subsidiaries or VIE, they could result in a change of control or disruption in our corporate structure. In particular, the potential loss of voting rights or a transfer of equity to an unvetted third party may adversely affect our corporate governance, decision-making processes, or strategic planning. Additionally, such shareholder disputes may cause uncertainty and concern among our business partners, potentially impacting our credit profile, financing capabilities and business reputation. If these risks materialize, our business, financial condition and results of operations could be materially and adversely affected.

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

The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The legal system in China is a civil law system based on statutes. Unlike common law systems, it is a system in which decided legal cases may be of reference value but have less precedential value. The legal system in China evolves rapidly with little advance notice, and the interpretations of laws, regulations, and rules may contain uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, any litigation may be protracted and result in substantial costs and diversion of resources and management attention.

In addition, new laws and regulations may be enacted from time to time, and PRC laws, rules, and regulations can evolve quickly with little advance notice. Uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines with respect to a wide range of issues, such as anti-unfair competition and antitrust, privacy and data protection, intellectual property, and other matters, which may result in additional obligations imposed on us. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, In addition, the PRC government may intervene or influence our operations at any time by adopting new laws and regulations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.

Also, the PRC government has indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Cybersecurity Review Measures, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Network Data Regulations were promulgated by the State Council on September 24, 2024, and became effective as of January 1, 2025. The Network Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, network data handlers engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. On February 17, 2023, the CSRC also held a press conference for the release of the Filing Rules, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future equity and equity-linked securities financing activities in accordance with the Filing Rules. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings and listing at this stage, but we will be subject to the filing requirements for our future equity and equity-linked securities offerings, if any, under the Filing Rules. However, as the Filing Rules was recently promulgated, it remains uncertain as to its interpretation, implementation and enforcement. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore securities offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Our current auditor, Assentsure PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Assentsure PAC, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Assentsure PAC’s audit working papers related to us are located in mainland China. With respect to audits of companies with operations in mainland China, such as us, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in mainland China without the approval of Chinese authorities. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely the auditors we retain to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were amended in December 2024. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the government authorities before engaging in any commercial internet information services operations within mainland China. We offer online learning courses through 61it.cn website, which may be deemed as providing commercial internet information services and required to obtain an ICP license. Conducting value-added telecommunication services without obtaining an ICP license may result in fines or even order to suspend operation of our website. Beijing Toncheng obtained an ICP license for 61it.cn.

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

Pursuant to the 2024 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Moreover, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. There remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operations, financial condition and business prospects may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures is required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

In addition, in accordance with the M&A Rules, approval of the Ministry of Commerce is required for acquisitions of mainland China domestic enterprises by foreign companies that are established or controlled by mainland China domestic companies, enterprises or individuals related to the target mainland China domestic enterprises, or “Related Party Acquisitions,” and the parties are not allowed to evade such requirements through investment by foreign investment enterprises in mainland China or in other ways. Although M&A Rules have been effective since September 2006, we are not aware of any precedent of approval by the Ministry of Commerce of any Related Party Acquisition conducted by mainland China domestic individuals. Starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of the variable interest entity to our former wholly owned subsidiary, Tarena Technologies Inc., or Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of the variable interest entity had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to Beijing Tarena for business operation purpose in 2018. In 2019, three of our learning centers which provide online education services were transferred back to Beijing Tarena for business operation purpose and one school was newly set up through Beijing Tarena. In 2021, two schools were newly set up through Beijing Tarena. In February 2023, one school was transferred to a subsidiary of Beijing Tarena As Mr. Shaoyun Han is a shareholder of both TCTM (formerly known as “Tarena”) and the VIEs, even though the transfers of the companies from the variable interest entity to our former wholly owned subsidiaries in mainland China are not “acquisitions by foreign investors of mainland China domestic enterprises” under the M&A Rules, and our wholly foreign invested enterprises in mainland China were converted into a wholly foreign invested enterprise before the effective date of the M&A Rules, the requirement for an approval from the Ministry of Commerce may still be required for such transfers because of the above anti-evasion clause. Furthermore, it is unclear whether our transfers of the schools, which are not enterprises, from subsidiaries of the variable interest entity to our former wholly owned subsidiaries, could be regarded as Related Party Transactions under the M&A Rules. If the Ministry of Commerce determines that our previous transfers of learning centers from the variable interest entity to our former wholly owned subsidiaries are Related Party Transactions under the M&A Rules and we fail to obtain the Ministry of Commerce’s approvals on such transfers, the effectiveness of such transfers may be challenged and we may need to transfer these companies and schools, including the related learning centers, back to the variable interest entity. Under such circumstances, our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entity. See “—Risks Related to Our Corporate Structure.”

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

If any of the variable interest entities were deemed as foreign invested enterprise under any such future laws, administrative regulations or provisions and any of our business were included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. If we or any of the variable interest entities is found to be in violation of any existing or future laws, administrative regulations or provisions of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take corresponding action regarding such violations or failures to such entities, such as:

●	order to immediately terminate prohibited investment activities and to take certain measures to return to the pre-investment status;
●	order to rectify within prescribed period and to take necessary measures to comply with such laws, administrative regulations or provisions;
●	revocation of such entities’ business licenses and/or operating licenses;
●	shutting down of our website, or discontinuance or restriction on any transactions between certain of our mainland China subsidiaries with them;
●	fines, confiscation of the income from our mainland China subsidiaries or the variable interest entities, or other requirements with which we or the variable interest entities may not be able to comply;
●	order to restructure our ownership structure, corporate governance and business operations, including terminating the contractual arrangements with the variable interest entities and deregistering the equity pledges of the variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or impose control over the variable interest entities; or
●	restriction or prohibition on our use of the proceeds of any financing outside mainland China to finance our business operations in mainland China, and other regulatory or enforcement actions that could be harmful to our business.

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

Our board of director have authorized a few share repurchase programs in recent years, some of which were not fully consummated:

●	On December 31, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$2.5 million of our shares over the next six months;
●	On June 29, 2022, our board of directors authorized to extend the share repurchase program over the next six months, pursuant to which we may repurchase up to approximately US$1.36 million of our shares through December 31, 2022; and
●	On November 28, 2022, our board of directors authorized a new share repurchase program over the next twelve months, pursuant to which we may repurchase up to US$3 million of our shares during the 12-month period beginning from November 28, 2022.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 28, 2025, our Class B ordinary shares represent 14.5% of our total issued and outstanding ordinary shares on an as-converted basis and entitle their holders to 62.9% of our total voting power.

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

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2024. No assurances can be given with regard to our PFIC status for the current taxable year or the foreseeable future because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

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

We relied on the exemption available to foreign private issuers for the requirement that such issuers hold an annual general meeting of shareholders no later than December 31, 2024. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2024. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2024 Plan. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a United States domestic issuer.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. We have been investigated by several law firms in the U.S. for potential securities claims in the past. TCTM Kids IT Education Inc. (formerly known as Tarena International Inc.) and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021, in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016, and November 1, 2019, related to the company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On January 18, 2022, TCTM Kids IT Education Inc. (formerly known as Tarena International Inc.) moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing was completed on May 19, 2022. While the motion to dismiss was pending, the plaintiffs and the company reached an agreement in principle to settle all claims. On July 13, 2022, the plaintiff filed a letter informing the court of the settlement in principle. On August 31, 2022, the parties filed a motion for preliminary approval of the proposed settlement agreement. Preliminary approval hearing took place on November 8, 2022, and the court reserved judgement on the motion pending submission of additional information. In December 2022, the parties submitted revised settlement materials to the court. On August 3, 2023, the court ordered additional revisions to the settlement papers, which the parties submitted on August 18, 2023. On September 5, 2023, the court granted preliminary approval for the settlement agreement with us. On September 9, 2024, the court granted final approval of the settlement. We cannot ascertain the final result of the class action, and our involvement in the class actions, whatever the final result may be, could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

On April 1, 2025, we entered into share purchase agreements with certain investors, under which we sold and issued an aggregate of 25,000,000 Class A ordinary shares for a total purchase price of US$2.0 million. On the same day, we entered into an intangible asset purchase agreement with Jeethen International Co., Limited to acquire core algorithms and related software and hardware systems for brain-computer interfaces in consideration for the issuance of 135,625,000 Class A ordinary shares.

On April 3, 2025, we changed our ticker symbol from “TCTM” to “VSA”.

On April 24, 2025, our board of directors approved the engagement of certain advisors and the grant of an aggregate of 10,000,000 Class A ordinary shares to these advisors as compensation for their advisory services.

The table below sets forth the percentages of the respective revenues from continuing operations and assets of our Company and its wholly owned subsidiaries, and the VIEs as of the dates and for the periods indicated:

				Total
	Net Revenues(1)			Assets(1)
	For the	For the	For the
	year ended	year ended	year ended	As of
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2024	2024
TCTM and its wholly owned subsidiaries	97.1%	93.4%	92.6%	56.9%
VIEs	2.9%	6.6%	7.4%	43.1%
Total	100.0%	100.0%	100%	100%

Note:

(1)	The percentages exclude the inter-company transactions and balances between TCTM and its wholly owned subsidiaries, and the VIEs.

Our headquarters is located in Beijing, China. Our principal executive offices are located at 19/F, Building A, Vanke Times Center, No.186 Beiyuan Road, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 10 6213 5687. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

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

Discontinued operations. We had offered IT professional education lectures through a group of experienced and passionate instructors based in Beijing to a nationwide network of learning centers since our inception, or professional education business. In December 2023, we entered into an equity transfer agreement to dispose of our equity interests in the professional education business, or the Divestiture. The Divestiture had been consummated at the end of March 2024. Upon the consummation of the Divestiture, the professional education business, including the business operated by the former VIE, had been divested. In 2022 and 2023, revenues generated from our professional education business represented a large portion of our total revenues. In 2024, due to its divestiture, revenues from the professional education business accounted for a remote proportion of our total revenues. See “-A. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Financial Impact by the Divestiture” for more details.

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

Classroom-based learning

Our learning centers function as classrooms for delivering lectures. As of December 31, 2024, we directly managed a total of 218 learning centers in 53 cities across mainland China for our STEM education business. Learning centers for our STEM education business vary in terms of size, ranging between approximately 300 and 700 square meters. The number of students vary according to different courses, with typically around 6 to 8 students in small classrooms and 12 to 15 students in large classrooms.

In 2024, STEM education learning centers are distributed in 53 cities, and the student enrollments of STEM education were approximately 191,200.

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

Online learning modules

Our live distance instruction and classroom-based learning are supplemented by our proprietary online learning modules featured on our TTS platform. TTS has the following five core functions:

●	Course content. TTS contains lecture slides, key lecture video recordings, case studies, practice exercises and supplemental reading materials. In addition to recordings of past lectures, TTS also features exclusive online videos on key course materials. To foster effective learning of our course lecture materials, especially theoretical knowledge points, TTS features case studies and practice exercises. TTS contains supplemental reading materials on key areas of study. TTS also allows students to download various STEM materials and study notes.
●	Self-assessment examinations. TTS features daily and weekly interactive assessments to measure learning outcomes. TTS provides students with progress tests related to the course contents and asynchronous review videos that synchronize the course curricula and study pace, serving to help students review, memorize and better apply the key points learnt at the class. Teachers can leverage the TTS platform to monitor the review progress and learning results of individual students and answer their questions on a timely basis. Students and/or their parents can similarly assess the learning results and gauge the students’ grasp of course content. After students complete a self-assessment, TTS automatically provides students with detailed explanations on each of the assessment questions.

●	Student and instructor interaction. TTS allows students to interact with instructors under the online live broadcast mode. In class, students may raise questions for instructors using the messaging tools on TTS for their coding and programming exercises. After class, students can practice and post questions to the instructors through the online question and answer board in TTS. TTS could automatically assess the performance, present to students answers and analyses, and then generate individualized learning reports. The instructors can monitor and assess students’ exercise results and learning performance through TTS, make evaluations and give feedbacks to students.
●	Student management tools. TTS allows instructors to receive daily ratings and feedback from students. Instructors may then adjust their lecture pace and coverage of course materials each day. TTS enables teaching assistants to evaluate each student’s academic performance. The teaching assistant interface of TTS contains each student’s performance results, as well as each student’s particular needs. Teaching assistants are required to follow up with students and their parents to satisfy the student’s individual learning needs and propose tailored study plans for better results. TTS also allows teaching assistants to monitor each student’s attendance and to log their daily tutoring activities.
●	Online student community. TTS serves as an online student community that fosters STEM learning collaboration among students. We encourage students to post course-related contents and comments sharing their study experiences and results among the community.

We launched 61it.cn in July 2018 to cover a broader customer base and deliver online live instruction of our IT-focused supplementary STEM education courses to students aged between three and eighteen. 61it.cn features an OMO-based interactive classroom and leveled class materials covering multiple programming languages such as Scratch, Python, Javascript, HTML, CSS and C++.

Our Course Offerings

Our courses provide students aged between three and eighteen with STEM education to help them develop their logical thinking ability as well as their practical skills. We currently offer ten STEM education programs. Our featured IT-focused supplementary STEM classes are leveled courses covering a variety of IT-related knowledge and skills tailored for Chinese learners aged between three and eighteen, and include approximately 64 to 120 learning hours per year depending on the level of course. Our STEM classes are primarily conducted by a dual-teaching model, which was comprised by the online teaching models and instructors from online or offline learning centers, facilitating the delivery of personalized and systematic tutoring and improving students’ understanding in on-site or online classrooms. In 2024, the total student enrollments of our IT-focused supplementary STEM classes were approximately 13,000.

STEM Education Programs

In December 2015, we launched new training programs under the brand name TongchengTongmei featuring IT training courses and non-IT training courses for students aged between three and eighteen. In March 2016, we rolled out robotics programming courses. In 2017, we launched Graphical Intelligent Programming and NOI Informatics Olympiad to further diversify our course offerings in STEM education. In 2018, we further adjusted our course offering of our TongchengTongmei programs. In 2018, we launched Python Artificial Intelligence and in 2019 we launched High level hardware programming for secondary school and Soft and hard programming enlightenment. In 2020, we launched the Creative Programming Starter course and STEM education which can help children to develop their logical thinking skills and practical skills. We treat the TongchengTongmei programs as our main effort to enter into the STEM education market, and a significantly growing part of our operation. In 2021, we launched robotics programming courses including SPIKE Starter and SPIKE Advanced, which have gained popularity among our students aged between six and twelve. In 2022, we launched the Python Programming Basics, which is an upgraded version of Python Artificial Intelligence and has gained popularity among our students aged between eight and ten. We have discontinued all above STEM non-IT training courses in 2022. In 2023, we upgraded the NOI Informatics Olympiad and Creative Programming Starter courses to stay abreast of the technology changes and satisfy the evolving preferences of students and their parents. In 2024, we updated our Python courses and introduced advanced - tier Python courses.

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

Courses under TongchengTongmei programs typically have multiple levels, with each level consisting of 64 to 120 learning hours per year. Each session usually takes two to three hours depending on different levels applicable. Depending on the age group, it generally takes approximately one year to complete each level. In 2024, our TongchengTongmei programs were offered in 53 cities in mainland China. The revenue of online course and offline course in TongchengTongmei programs accounts for 6.6% and 93.4%, respectively in 2024. Online learning in the small groups model is also available for selection, of which the current enrollment is insignificant.

Our Teaching Staff

As of December 31, 2024, we employed 284 full-time instructors and 2,118 full-time teaching assistants associated with our continuing operations, namely, the provision of IT-focused supplementary STEM education services.

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

All of our new courses are pilot tested in selected learning centers for student satisfaction assessment and feedback collection. We adjust and calibrate the contents and instruction methods as for these new course based on the feedbacks collected and do not launch the respective new course on a national level until we achieve a 100% student satisfaction rate in the pilot tests. In 2020, we launched a Creative Programming Starter course. In 2021, we launched robotics programming courses including SPIKE Starter and SPIKE Advanced, which have gained popularity among our students aged between six and twelve. In 2022, we launched the Python Programming Basics, which is an upgraded version of Python Artificial Intelligence and has gained popularity among our students aged between eight and ten. In 2023, we upgraded the NOI Informatics Olympiad and Creative Programming Starter courses to stay abreast of the technology changes and satisfy the evolving preferences of students and/or their parents. In 2024, we updated our Python courses and introduced advanced - tier Python courses.

Our software research and development department is tasked with improving the technical performance and user experience of 61it.cn.

Our Students

Our student enrollment in STEM education programs reached approximately 140,000 in 2024. The majority of our students of our STEM education courses are students aged between three and eighteen.

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

As of March 31, 2025, we had registered 30 domain names relating to our continuing operations, including our www.tctm.cn, www.it61.cn and www.61it.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. We held three software copyrights and 116 trademarks as of March 31, 2025.

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

Government Regulations

Regulations on Private Education

Company Law

The formation, operation, and management of corporate entities in China is governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. The latest amendment of the PRC Company Law is dated December 29, 2023 (“Company Law (2023)”), which became effective on July 1, 2024. The PRC Company Law defines a “company” as a limited liability company or a joint stock limited company, both of which have the status of an enterprise legal person, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of their capital contributions or shareholdings.

Company Law (2023) further governs the formation, dissolution, organizational structure, capitalization, and social responsibility of a company, as well as the duties of officers and shareholders. Pursuant to Company Law (2023), all registered capital of a PRC limited liability company subscribed to by a shareholder must be fully paid for by such shareholder within five years from the date of the formation of the limited liability company, unless applicable laws.

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

We have not operated or applied for any Chinese-foreign schools. Starting from the second half of 2012, we began to transfer the operations, including related assets and liabilities, of the variable interest entity to our former wholly owned subsidiary, Tarena Technologies Inc., or Tarena Tech, and its subsidiaries, either through transferring the companies that operate learning centers or that sponsor the schools, or through changing the schools’ sponsors. All of our learning center operations of the variable interest entity had been transferred to Tarena Tech and its subsidiaries and schools before 2018, while one of our learning centers was transferred back to Beijing Tarena for business operation purpose in 2018. In 2019, three of our learning centers which provide online education services were transferred back to Beijing Tarena for business operation purpose and one school was newly set up through Beijing Tarena. In 2021, two schools were newly set up through Beijing Tarena. In February 2023, one school was transferred to a subsidiary of Beijing Tarena. As of December 31, 2024, we operated two learning centers by s subsidiaries owned by Tongcheng Shidai, respectively, whilst 21 learning centers by schools owned by Beijing Tongcheng. There are still uncertainties under the current laws of mainland China as to whether a wholly foreign owned enterprise (such as Tongcheng Shidai) is allowed to indirectly invest in and own private schools through its subsidiaries in mainland China. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—If the PRC authorities determine that we can no longer own and operate certain of our learning centers through our subsidiaries in mainland China, we may need to restructure the ownership and operation of these learning centers (including possibly transferring these learning centers to the variable interest entities), our business may be disrupted and we may be exposed to increased risks associated with the contractual arrangements relating to the variable interest entities.”

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

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 8, 2011 and December 6, 2024. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the government authorities before engaging in any commercial internet information services operations within mainland China. The ICP license has a term of five years and shall be renewed within 90 days before expiration. Conducting value-added telecommunication services without obtaining an ICP license may result in fines or even order to suspension our business. Beijing Tongcheng obtained an ICP license for the website 61it.cn issued by Beijing Communications Administration on July 28, 2021, which will expire on July 28, 2026.

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

Regulations on Internet Information Security and Privacy Protection

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On March 28, 2025, the Cyberspace Administration of China published the Notice on Seeking Public Comments for the Cybersecurity Law of the People’s Republic of China (Draft Amendment for Comment). As of the date of this annual report, the Notice on Seeking Public Comments for the Cybersecurity Law of the People’s Republic of China (Draft Amendment for Comment) was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

Further, the State Administration for Market Regulation amended the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021 and amended on March 18, 2025, with amended version becoming effective on May 1, 2025. The measures requires that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

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

Network Data Regulations were promulgated by the State Council on September 24, 2024, and became effective as of January 1, 2025. The Network Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, network data handlers engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

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

Furthermore, on March 22, 2024, the CAC promulgated the Guide to Applications for Security Assessment of Outbound Data Transfers (Second Edition), which provides that any of the following circumstances is deemed as the act of outbound data transfers: (i) a data processor transfers abroad the data collected and generated from its operation within the territory of China; (ii) the data collected and generated by the data processor is stored within the territory of China, allowing inquiry, retrieval, download and export by overseas agencies, organizations or individuals; and (iii) other data handling activities such as handling of the personal information of domestic natural persons abroad under the circumstances specified in Paragraph 2 of Article 3 of the Personal Information Protection Law.

On 12 February 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, or the Audits Administrative Measures, which will become effective on May 1, 2025. The Audits Administrative Measures provided that any personal information handler handling the personal information of more than 10 million people shall carry out the personal information protection compliance audits at least once every two years. For a personal information handler who falls under any of the following circumstances, the cyberspace administration of China and other authorities performing responsibilities of personal information protection (hereinafter collectively referred to as the “protection authorities” in short) may require the personal information handler to entrust a specialized agency with the compliance audit of its personal information handling activities: (i) Where its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (ii) Where its personal information handling activities may infringe upon the rights and interests of many people; or (iii) Where a personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of the personal information of more than one million people or the sensitive personal information of more than 100,000 people. For the same personal information security incident or risk, it is not allowed to repeatedly require the personal information handler concerned to entrust a specialized agency with the personal information protection compliance audits.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, amended in June 2004, which applies to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, as of March 31, 2025, we had registered three software copyrights in mainland China.

Trademarks

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the PRC Trademark Law most recently adopted by the State Council in 2014. The Trademark Office under the State Administration for Market Regulation handles trademark registrations and grants a term of ten years to registered trademarks, which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. We have registered 116 trademarks in mainland China as of March 31, 2025.

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

On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, the principal VIEs and other entities that are material to our business, as of March 31, 2025:

Notes:

(1)

Mr. Shaoyun Han, our founder and chairman, owns 70% of the equity interest in Beijing Tongcheng. Mr. Jin Li, a member of our management body, owns 30% of the equity interest in Beijing Tongcheng. On June 5, 2024, Banyan and Banyan A filed for asset preservation at the HKIAC. This action stemmed from disputes related the share transfer agreement dated December 7, 2018, entered in to by and among Mr. Han Shaoyun and his wholly owned company, Techedu, and Banyan and Banyan, concerning the equity interest in Tarena International held by Techedu. As part of the asset preservation measures, Mr. Shaoyun Han’s 70% equity interest in Beijing Tongcheng was frozen. According to the Civil Ruling No. (2024) Jing 04 Cai Bao 77 issued by the Fourth Intermediate People’s Court of Beijing, along with the asset preservation notice (Case No. (2024) Jing 04 Zhi Bao 172), and with the assistance of the Haidian District Market Supervision Administration of Beijing, such equity interest has been frozen from September 19, 2024 to September 18, 2027.

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

In the opinion of our PRC counsel, Beijing DOCVIT Law Firm, these contractual arrangements are valid, binding and enforceable under current laws of mainland China. However, these contractual arrangements may not be as effective in providing control as direct ownership and there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. For a description of the risks related to our contractual arrangements, please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

Our headquarters is located in Beijing, China. Upon the consummation of the Divestiture, our principal executive offices in Beijing comprise of 3,710.9 square meters and accommodate certain of our management, general and administrative and research and development activities as of December 31, 2024. We also had 13,054.3 square meters in leased classroom space in Beijing as of December 31, 2024.

In addition to our principal executive offices in Beijing, we maintain a number of offices, classrooms and student dormitories with an aggregate of 119,636 square meters in 53 cities in mainland China as of December 31, 2024. For our leased facilities, we leased them from unrelated third parties. Our lease terms range from six months to ten years.

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

After the Divestiture, we no longer generate any revenue from the tuition fees collected at the divested professional education learning centers, or the divested entities. Accordingly, assets, liabilities, results of operations, and cash flows related to professional education business have been reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2023 and 2024, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024 have been adjusted to reflect this change.

For the year ended December 31, 2022, 2023 and 2024, the net revenues that we generated from discontinued operations is RMB1,068.2 million, RMB624.6 million and RMB111.9 million (US$15.3 million), respectively, which represented approximately 43.3%, 31.2% and 8.7% of our total consolidated net revenues in these periods. Total gross profit from the divested entities is RMB740.6 million, RMB398.4 million and RMB70.5 million (US$9.7 million), respectively, representing approximately 52.4%, 39.0% and 14.3% of our consolidated total gross profit in these periods. As of December 31, 2023 and 2024, total assets of the divested entities are RMB275.6 million and nil, respectively, which represented approximately 27.1% and nil of our consolidated total assets as of these dates. See note 3 to our audited consolidated financial statements included in this annual report for additional information regarding the financial impact by the Divestiture.

Key Components of Results of Operations for our Continuing Operations

Net Revenues

We derive substantially all of our net revenues from tuition fees that we charge students. In 2022, 2023 and 2024, we generated net revenues from continuing operations of RMB1,399.8 million, RMB1,375.2 million and RMB1,170.9 million (US$160.4 million), respectively. We record tuition fees that we collect in advance as deferred revenue. Our net revenues from continuing operations are presented net of business tax and surcharges.

Number of Student Enrollments

Student enrollments in our STEM education programs increased from approximately 209,400 in 2022 to approximately 210,600 in 2023, and decreased to approximately 191,200 in 2024.

Our total student enrollments are affected by the continuing popularity of our existing courses and programs and the number and popularity of new courses and new programs we offer. In 2024, our STEM robotics programming and computer programming courses were the two most popular courses in our courses and programs offering portfolio.

Tuition fees

Our net revenues from continuing operations are affected by the tuition fees for each of our courses. Courses under STEM education programs typically are composed of multiple levels, with each level consisting of 64 to 120 learning hours in one year. For our STEM education programs, our standard tuition fees are between RMB8,000 and RMB23,400 in 2024. We recruit students primarily through our direct marketing efforts. Our tuition fees for STEM education programs are paid up-front to the extent permitted by applicable laws and regulations.

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

	For the Year Ended December 31,
	2022		2023		2024
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Personnel cost and welfare	474,312	33.8	465,921	33.9	435,557	59,671	37.2
Rental cost	128,875	9.2	129,877	9.4	131,039	17,952	11.2
Depreciation expenses	55,911	4.0	38,026	2.8	28,013	3,838	2.4
Others	69,318	5.0	117,016	8.5	152,547	20,899	13.0
Cost of revenues	728,416	52.0	750,840	54.6	747,156	102,360	63.8

Our cost of revenues from continuing operations is primarily affected by the number of our learning centers. In terms of the STEM education business, we had a total of 217, 220 and 218 learning centers for students aged between three and eighteen as of December 31, 2022, 2023 and 2024, respectively.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and, to a lesser extent, research and development expenses. The following table sets forth our operating expenses related to continuing operations in absolute amounts and as percentages of net revenues from continuing operations for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Selling and marketing expenses	280,093	20.0	268,399	19.5	221,829	30,390	18.9
General and administrative expenses	397,440	28.4	330,848	24.1	689,144	94,412	58.9
Research and development expenses	20,248	1.4	11,654	0.8	19,101	2,617	1.6
Total operating expenses	697,781	49.8	610,901	44.4	930,074	127,419	79.4

Our selling and marketing expenses primarily consist of compensation expenses relating to our personnel involved in selling and marketing, including our enrollment advisors based at our learning centers, advertising expenses relating to our marketing activities, and, to a lesser extent, rental expenses relating to our selling and marketing functions.

Our general and administrative expenses primarily consist of compensation expenses related to our management, administrative personnel and impairment of assets. To a lesser extent, our general and administrative expenses include office expenses relating to administrative functions.

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

Taxation

Canada

Our wholly owned subsidiary in Canada, Techarena Canada Inc., is subject to Canada corporate tax pertaining to its activities conducted in Canada. No provision for Canada corporate tax has been made in the consolidated financial statements as Techarena Canada Inc. had no assessable income since its inception to December 31, 2024.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiaries in Hong Kong, Tarena Hong Kong (HK) Limited and Kids IT Education (HK) Limited, are subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Tarena Hong Kong (HK) Limited and Kids IT Education (HK) Limited have no assessable income since its inception to December 31, 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Net revenues	1,399,844	100.0	1,375,192	100.0	1,170,858	160,407	100.0
Cost of revenues(1)	(728,416)	(52.0)	(750,840)	(54.6)	(747,156)	(102,360)	(63.8)
Gross profit	671,428	48.0	624,352	45.4	423,702	58,047	36.2
Operating expenses(1):
Selling and marketing	(280,093)	(20.0)	(268,399)	(19.5)	(221,829)	(30,390)	(18.9)
General and administrative	(397,440)	(28.4)	(330,848)	(24.1)	(689,144)	(94,412)	(58.9)
Research and development	(20,248)	(1.4)	(11,654)	(0.8)	(19,101)	(2,617)	(1.6)
Operating (loss) income	(26,353)	(1.9)	13,451	1.0	(506,372)	(69,372)	(43.2)
Interest income, net	1,962	0.1	1,089	0.1	(78)	(11)	(0.0)
Other income, net	8,150	0.6	723	0.1	2,847	390	(0.2)
Foreign currency exchange loss, net	(325)	0.0	(901)	(0.1)	(334)	(46)	(0.0)
(Loss) income before income taxes	(16,566)	(1.2)	14,362	1.0	(503,937)	(69,039)	(43.0)
Income tax benefit (expenses)	14,504	1.0	7,972	0.6	(31,492)	(4,314)	(2.7)
Net (loss) income from continuing operations, net of income tax	(2,062)	(0.1)	22,334	1.6	(535,429)	(73,353)	(45.7)
Net income/(loss) from discontinued operations, net of income tax	87,295	6.2	(11,980)	(0.9)	(51,673)	(7,079)	(4.4)
Net income (loss)	85,233	6.1	10,354	0.8	(587,102)	(80,432)	(50.1)

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	244	19	24	3
Selling and marketing expenses	227	24	3	0
General and administrative expenses	10,179	2,551	1,314	180
Research and development expenses	734	149	—	—

The Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023

Net revenues

Our net revenues from continuing operations decreased by 14.9% from RMB1,375.2 million in 2023 to RMB1,170.9 million (US$160.4 million) in 2024. This decrease was primarily driven by a slowdown in course consumption, mainly due to a reduction in student enrollments of STEM education from approximately 210,600 in 2024.

Cost of Revenues

Our cost of revenues from continuing operations decreased by 0.5% from RMB750.8 million in 2023 to RMB747.2 million (US$102.4 million) in 2024, primarily driven by a decrease in personnel cost and welfare resulting from our personnel optimization measures.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 32.1% from RMB624.4 million in 2023 to RMB423.7 million (US$58.0 million) in 2024. Our gross profit margin decreased from 45.4% in 2023 to 36.2% in 2024, primarily driven by the decreased net revenues coupled with relatively stable fixed costs, which limited our ability to offset the revenue decline.

Operating Expenses

Our operating expenses increased by 52.2% from RMB610.9 million in 2023 to RMB930.1 million (US$127.4 million) in 2024, primarily due to increases in selling and marketing expenses and research and development expenses.

●	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 17.4% from RMB268.4 million in 2023 to RMB221.8 million (US$30.4 million) in 2024. This decrease was primarily due to a decrease in compensation expenses as a result of our cost control initiatives, including personnel optimization measures.
●	General and Administrative Expenses. Our general and administrative expenses increased by 108.3% from RMB330.8 million in 2023 to RMB689.1 million (US$94.4 million) in 2024. This increase was primarily due to the significant increase in impairment of long-lived assets, including right-of-use assets, intangible assets, goodwill and fixed assets other than the building.
●	Research and Development Expenses. Our research and development expenses increased by 63.3% from RMB11.7 million in 2023 to RMB19.1 million (US$2.6 million) in 2024. This increase was primarily due to an increase in personnel cost related to our instructors, reflecting our enhanced course development efforts aimed at maintaining competitiveness and innovativeness.

Interest Income

Our interest income consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks. Our net interest income was RMB1.1 million in 2023 and RMB0.1 million (US$0.0 million) in 2024, primarily due to a decrease in time deposits in commercial banks.

Income Tax Benefit(expense)

We recorded income tax benefits of RMB8.0 million in 2023 and income tax expenses of RMB31.5 million (US$4.3 million) in 2024. This change was primarily due to an increase in deferred income tax expenses resulting from the impairment of deferred income tax assets.

The effective income tax rate of (6.3)% in 2024 was lower than the statutory income tax rate of 25.0% primarily because of (i) the preferential income tax rate enjoyed by our certain subsidiaries, and (ii) the tax impact from debt exemption.

The effective income tax rate of (55.3)% in 2023 was lower than the statutory income tax rate of 25.0% primarily because of the impact of the reversal of valuation allowances for deferred income tax assets of certain subsidiary, which was making profit in 2023. Considering that the future profitability of the STEM education business is likely to offset some of the accumulated losses already incurred, a portion of the valuation allowance for deferred tax assets of most STEM education business entities was released in 2023, which was partially offset by the impact of non-deductible expenses.

Net Income (Loss) from Continuing Operations

As a result of the foregoing, we incurred a net loss from continuing operations of RMB535.4 million (US$73.4 million) in 2024 as compared to a net income for continuing operations of RMB22.3 million in 2023.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from bank borrowings. As of December 31, 2024, we had RMB46.5 million (US$6.4 million) in cash and cash equivalents, time deposits and restricted cash. Our cash consists of cash in bank and deposits placed in third-party payment processors. Cash of the VIEs, in the amount of RMB2.5 million (US$0.3 million) as of December 31, 2024, can be used only to settle obligations of the VIEs. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased. Time deposits, which mature within one year as of the balance sheet date, represent interest-bearing certificates of deposit with an initial term of greater than three months when purchased. The restricted cash primarily consists of tuition fees in the escrow account supervised by the state and provincial education bureaus.

We believe that our current cash, cash equivalents, time deposits, restricted cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See “Summary of Significant Accounting Policies—Cash, cash equivalents, time deposits and restricted cash” under note 2(e) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash, cash equivalents, time deposits and restricted cash were held as of December 31, 2024.

The following table sets forth a summary of our cash flow for the periods indicated:

	For the Year Ended December 31
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by /(used in) operating activities from continuing operations	1,046	21,468	(104,941)	(14,378)
Net cash used in operating activities from discontinued operations	(28,574)	(140,403)	(16,514)	(2,262)
Net cash used in investing activities from continuing operations	(28,818)	(34,544)	(89,208)	(12,221)
Net cash provided by/(used in) investing activities from discontinued operations	6,109	106,592	(1,835)	(251)
Net cash (used in)/provided by financing activities from continuing operations	(24,105)	(33,781)	18,632	2,553
Net cash provided by/(used in) financing activities from discontinued operations	22,000	(2,000)	(7,792)	(1,067)
Effect of foreign currency exchange rate changes on cash and cash equivalents	2,288	(1,447)	93	13
Net decrease in cash and cash equivalents	(50,054)	(84,115)	(201,565)	(27,613)
Cash, cash equivalents and restricted cash at the beginning of the year	424,021	373,967	289,852	40,825
Cash, cash equivalents and restricted cash at end of the year	373,967	289,852	88,287	12,095
Less: Cash, cash equivalents and restricted cash of discontinued operations	175,438	62,588	41,768	5,722
Cash, cash equivalents and restricted cash at the end of the year from continuing operations	198,529	227,264	46,519	6,373

Operating Activities

Net cash used in operating activities from continuing operations amounted to RMB105.0 million (US$14.4 million) in 2024. It was primarily due to (a) a net loss from continuing operations of RMB535.4 million, mainly adjusted by depreciation and amortization of RMB41.1 million, amortization of right-of-use asset of RMB87.8 million, bad debt provision of RMB72.4 million, impairment of goodwill of RMB49.4 million, impairment of long-lived assets of RMB 272.6 million, impairment of Long-term Investment of RMB20.6 million, and share based compensation expense of RMB1.3 million; (b) a decrease in operating lease liabilities of RMB81.2 million; and (c) a decrease in deferred income tax assets of RMB28.0 million; and (d) a decrease in deferred revenue of RMB92.8 million due to a slowdown in business activities of our STEM education segment; and (e) a decrease in prepaid expenses and other current assets of RMB 28.1 million.

Net cash provided by operating activities from continuing operations amounted to RMB21.5 million in 2023. It was primarily due to (a) a net income from continuing operations of RMB22.3 million, mainly adjusted by depreciation and amortization of RMB46.9 million, amortization of right-of-use asset of RMB121.3 million, loss on disposal of property and equipment of RMB1.3 million, and share based compensation expense of RMB2.7 million; (b) a decrease in operating lease liabilities of RMB147.7 million; and (c) an increase in deferred income tax assets of RMB9.8 million; and (d) a decrease in deferred revenue of RMB104.3 million due to the reduced collections of our STEM education business.

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

Investing Activities

Net cash used in investing activities from continuing operations was RMB89.2 million (US$12.2 million) in 2024, consisting of the purchase of property and equipment, including computers and servers, of RMB65.6 million for the replacement of obsolete items and loan provided to related parties of RMB33.4 million, partially offset by loan collected from related parties of RMB7.8 million.

Net cash used in investing activities from continuing operations was RMB34.5 million in 2023, consisting of the purchase of property and equipment, including computers and servers, of RMB34.7 million for the replacement of obsolete items and the proceeds of RMB0.5 million received from disposal of property and equipment.

Net cash used in investing activities from continuing operations was RMB28.8 million in 2022, consisting of purchase of property and equipment, including computers and servers, of RMB29.4 million for the replacement of obsolete items, partially offset by the proceeds of RMB0.6 million received from the disposal of property.

Financing Activities

Net cash provided by financing activities from continuing operations was RMB18.6 million (US$2.6 million) in 2024, which was primarily attributed to the repayment of bank borrowings of RMB26.3 million and the repurchase of treasury stock of RMB7.4 million.

Net cash used in financing activities from continuing operations was RMB33.8 million in 2023, which was primarily attributed to the repayment of bank borrowings RMB30 million and the repurchase of treasury stock of RMB2.4 million.

Net cash used in financing activities from continuing operations was RMB24.1 million in 2022, which was primarily attributed to the repayment of bank borrowings RMB 30.0 million, the repurchase of treasury stock of RMB 17.1 million, and the prepayment of acquiring noncontrolling interests of RMB 7.1 million, partially offset by the proceeds from bank borrowings of RMB30.0 million.

Material Cash Requirements

Capital Expenditures

Our capital expenditures are primarily related to purchase of property and equipment, leasehold improvements and investments in computers, network equipment and software. Our capital expenditures were RMB29.4 million, RMB34.7 million and RMB65.6 million (US$9.0 million) in 2022, 2023 and 2024, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by December 31,
							2030 and
	Total	2025	2026	2027	2028	2029	thereafter

	(RMB in thousands)
Operating lease commitments(1)	208,736	115,565	60,935	23,305	8,456	475	—

Note:

(1)	Represents our non-cancelable leases for our offices and learning centers.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2024.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the variable interest entities in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries and service fees paid by the variable interest entities in mainland China. If our wholly owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.” In addition, our mainland China subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

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

As a result of these laws and regulations of mainland China, as of December 31, 2024, we had RMB153.8 million (US$21.1 million) in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB414.6 million (US$56.8 million) to satisfy the maximum requirement of statutory surplus reserves for all of our subsidiaries and the VIEs in mainland China as of December 31, 2024. In addition, our private schools requiring reasonable returns are required to appropriate no less than 25% of their net income to a statutory development fund, whereas in the case of private schools requiring no reasonable return, this amount shall be no less than 25% of the annual increase of their net assets. As of December 31, 2024, we had RMB56.4 million (US$7.7 million) in statutory development fund that is not distributable as cash dividends.

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

Our research and development expenses primarily consist of a portion of the personnel costs of our instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of our software engineers. Our research and development expenses were RMB20.2 million, RMB11.7 million and RMB19.1 million (US$2.6 million) in 2022, 2023 and 2024 respectively.

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

As of March 31, 2025, we had registered 30 domain names relating to our continuing operations, including our www.tctm.cn, www.it61.cn and www.61it.cn websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center and held three software copyrights and 116 trademarks related to our continuing operations.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2025 and ending on the date of this annual report that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

During the year ended December 31, 2024 for IT-focused supplementary STEM education asset group, we recorded goodwill impairment losses of RMB49.4 million (US$6.8 million). The IT professional education asset group, along with other assets such as receivables and goodwill, has been treated as a disposal group accounted as discontinued operations during the year ended and as of December 31, 2024. When assets other than long-lived assets are present within the disposal group, it is necessary for us to follow a required order for testing the assets within the disposal group when recognizing the disposal group at the lower of its carrying amount or fair value less cost to sell. We performed such assessment and determined there was no significant impairment indicator for the assets in IT professional education disposal group.

For impairment of long-lived assets, we recorded impairment of long-lived assets on intangible assets of RMB4.0 million (US$0.6 million), property and equipment of RMB60.9 million (US$8.3 million) and right-of-use assets of RMB207.7 million (US$28.5 million) in the year ended December 31, 2024.

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

There was no allowance of credit losses for accounts receivable as of December 31, 2023 and 2024. The allowance of credit losses for prepaid expenses and other current assets associated with continuing operations totaled approximately RMB0.4 million and RMB49.7 million as of December 31, 2023 and 2024, respectively. The allowance of credit losses for other non-current assets associated with continuing operations totaled approximately nill and RMB23.1 million as of December 31, 2023 and 2024, respectively.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of December 31, 2023 and 2024, our balance of deferred tax assets for continuing operations, net of RMB135.4 million and RMB170.9 million (US$23.4 million) valuation allowance, were RMB28.5 million and nil, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaoyun Han	54	Founder and Chairman
Heng Wang	57	Director, Chief Executive Officer
Jianguang Li	60	Independent Director
Mingjie Sun	61	Independent Director
Linjing Xu	52	Independent Director
Zhe Sun	59	Independent Director
He Huang	52	Independent Director
Xiaolan Tang	45	Chief Financial Officer
Robert L. Angell	64	Chief Technology Officer

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

Heng Wang has been serving as our chief executive officer since February 2025. Mr. Wang served as the senior manager at Charles Schwab Corporation, a company focusing on providing brokerage, banking and financial advisory services, from October 2020 to March 2024. Prior to that, Mr. Wang served as a consultant at TD Ameritrade Inc., a stockbroker, from July 2006 to October 2020. Mr. Wang has over 30 years of experience in the financial industry, specializing in financial technologies, IT strategy and compliance. Mr. Wang received a bachelor’s degree in computer science from Fudan University and a master’s degree in computer information science from the New Jersey Institute of Technology.

Jianguang Li has been serving as our independent director since April 2020. Mr. Li served as our director from April 2014 to April 2020. Mr. Li has been a partner of IDG Capital Partners since March 2006, responsible for providing venture capital and private equity investment-related advice. Between 1999 and 2006, Mr. Li served as a vice-president of IDG Technology Venture Investment Inc. Prior to joining IDG in 1999, Mr. Li worked in Crosby Assets Management Limited as an investment manager. Mr. Li received a bachelor’s degree in management from Peking University and a Master of Science degree from the University of Guelph.

Mingjie Sun has been serving as our independent director since December 2022. Ms. Sun served as one of the six members in the Executive Management Team of AsiaInfo Technologies (China) Inc. (HKEX: 01675). Ms. Sun joined AsiaInfo Technologies (China) Inc. in 1996, and served as its vice president and senior vice president from January 2014 to April 2022. With over two decades of operational and leadership experience in the IT and telecommunication industry, Ms. Sun was awarded Forbes China 50 Top Women in Tech in 2020. Ms. Sun received a bachelor’s degree in automatic control engineering from Harbin Engineering University and a master’s degree in automatic control engineering from Harbin Institute of Technology.

Linjing Xu has been serving as our independent director since February 2025. Ms. Xu has also been an investment director at Hangzhou Frontier Capital Co., Ltd. since January 2013. Ms. Xu received her bachelor’s degree in law from Southeast University.

Zhe Sun has been serving as our independent director since February 2025. Dr. Sun has also been serving as an independent non-executive director of China Resources Land Limited (HKEX: 1109) in April 2017. He is currently the codirector of China Program and senior visiting scholar at the School of International and Public Affairs of Columbia University. Mr. Sun has been serving as an independent non-executive director since July 2023 and a nonexecutive director from April 2022 to July 2023 of JS Global Lifestyle Company Limited (HKEX: 1691). He served as a director at MGM (China) Ltd. from September 2010 to August 2021. Mr. Sun received a bachelor’s and a master’s degree in law from Fudan University, a master of art degree majoring in political science from Indiana State University and a doctor’s degree in political science from Columbia University.

He Huang has been serving as our independent director since February 2025. Dr. Huang has been serving as a full professor since August 2022 and an associate professor from August 2013 to July 2022 at Yeshiva University, with research covering cost of capital, climate change and shareholder activism. He has extensive expertise in auditing and securities litigation in China and the U.S. Dr. Huang received a bachelor of laws degree from Peking University, a master of laws degree from University of Huston Law Center and a doctoral degree in accounting with a minor in finance from University of Huston.

Xiaolan Tang has been serving as our chief financial officer since March 2025. Mr. Tang joined our company in 2007, and served as the acting chief financial officer, chief executive officer, senior vice president, head of sales and marketing, deputy general manager of our northern region, general manager of our midwestern region. Between 2015 and 2019, Mr. Tang took part in founding Dajiangtai.com, an online IT professional education company, and VIPCODE, an online coding education company for children and teenagers, and served as the vice president of operations. In April 2020, Mr. Tang rejoined our company and served as our vice president of sales and marketing. Mr. Tang has over 20 years of experience in the sales and marketing for the education industry, the business operations and management of corporate matters. Mr. Tang received a bachelor’s degree in management from Jilin University in 2001.

Robert L. Angell has been serving as our chief technology officer since February 2025. Dr. Robert L. Angell has also been serving as a director at the Brain Injury Research Foundation since August 2021 and the chief executive officer and co-founder of EmbraceNFT.io, a non-fungible token platform since January 2021. He has been the principal and founder of Applied Quantum Solutions, LLC and Applied Data Sciences, LLC, both data science companies, since September 2020. Dr. Angell has been an advisory board member at Health Data Scientist Association, an organization focusing on health, medical and nursing care related businesses, since April 2019. Since January 2018, Dr. Angell has been serving as the principal and founder of CoMorbus, a public health provider, and a senior data scientist at Cognitech Corporation, a software developer. Dr. Angell has over 30 years of experience in systems engineering, statistis, data structures, algorithms and data science. Dr. Angell received a bachelor’s degree in industrial engineering from the University of Utah and a doctoral degree in biomedical informatics from the University of Utah School of Medicine.

B.Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB5.5 million in cash to our executive officers, and we paid an aggregate of RMB5.1 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

Share Incentive Plan

The 2024 Plan

We adopted the 2024 Plan in February 2024. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Plan is 3,500,000, provided that the shares reserved in the award pool shall be increased on the first day of each calendar year, commencing with January 1, 2025, if the unissued shares reserved in the award pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the award pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year. As of February 28, 2025, options to purchase 791,905 Class A ordinary shares are issued and outstanding under the 2024 Plan and 59,920 restricted share units were granted and outstanding under the 2024 Plan. The following paragraphs summarize the key terms of our 2024 share incentive plan.

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

The 2014 Plan

We adopted the 2014 Plan in February 2014, which automatically terminated in February 2024. As of February 28, 2025, options to purchase 1,702,335 Class A ordinary shares are issued and outstanding under the 2014 Plan and 1,605 restricted share units were granted and outstanding under the 2014 Plan. The terms of the 2014 Plan were substantially the same as those of the 2024 Plan.

The following table summarizes, as of February 28, 2025, the outstanding options granted to our directors and executive officers under our share incentive plans.

	Ordinary Shares
	Underlying	Exercise Price
Name	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Shaoyun Han	*	0.01	March 1, 2015	February 28, 2025
	*	0.01	December 31, 2016	December 31, 2026
	*	0.01	April 1, 2017	December 31, 2026
	*	0.01	January 1, 2023	December 31, 2032
Xiaolan Tang	*	0.01	December 28, 2020	December 28, 2030
	*	0.01	December 31, 2021	December 31, 2031
	*	0.01	December 30, 2022	December 30, 2032
	*	0.01	September 26, 2024	September 25, 2034
Total	849,660	—	—	—
*	The aggregate number of ordinary shares underlying the outstanding options held by this individual is less than 1% of our total issued and outstanding shares as of February 28, 2025.

The following table summarizes, as of February 28, 2025, the outstanding restricted share units we granted to our directors and executive officers under our share incentive plans.

Number of
Class A
Ordinary Shares
Underlying
	Restricted	Date of
Name	Share Units	Grant
Jianguang Li	*	April 9, 2024
*	Less than 1% of our total issued and outstanding shares as of February 29, 2024.

As of February 28, 2025, other individuals as a group held outstanding options to purchase a total of 924,580 Class A ordinary shares of our company, with exercise prices ranging from US$0 to US$4.36 per share, and held outstanding restricted share units to acquire a total of 1,690 Class A ordinary shares of our company.

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

Audit Committee. Our audit committee consists of Mr. He Huang, Ms. Linjing Xu and Mr. Zhe Sun, chaired by Mr. He Huang. Each member of our audit committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have determined that Mr. He Huang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Linjing Xu, Mr. Zhe Sun and Mr. He Huang, chaired by Ms. Linjing Xu. Each member of our compensation committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Zhe Sun, Ms. Linjing Xu and Mr. He Huang, chaired by Mr. Zhe Sun . Each member of our nominating and corporate governance committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Board Diversity

Board Diversity Matrix (As of February 28, 2025)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0

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

We had a total of 7,955, 7,024 and 4,142 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the number of our employees, categorized by function, as of December 31, 2024:

Functions	Number of Employees
Teaching and content development	2,218
Selling and marketing	465
General and administration	512
Others*	947
Total	4,142

Notes:

*	mainly includes center administrators for STEM education.

Upon the consummation of the Divestiture, we had 15 employees associated with our continuing operations as of March 31, 2025.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 49,771,953 ordinary shares outstanding as of February 28, 2025, comprising 42,565,894 Class A ordinary shares (excluding 16,224,888 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 7,206,059 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
				% of total	% of
			Total ordinary	ordinary	aggregate %
	Class A	Class B	shares on an	shares on as-	of aggregate
	ordinary	ordinary	as-converted	converted	voting
Directors and Executive Officers:**	shares	shares	basis	basis	power †
Shaoyun Han(1)	683,285	—	683,285	1.4	0.6
Heng Wang(2)	—	—	—	—	—
Jianguang Li(3)	729,620	—	729,620	1.5	0.6
Mingjie Sun(4)	—	—	—	—	—
Linijng Xu(5)	—	—	—	—	—
Zhe Sun(6)	—	—	—	—	—
He Huang(7)	—	—	—	—	—
Xiaolan Tang	*	—	*	*	*
Robert L. Angell(8)	—	—	—	—	—
All directors and executive officers as a group	1,572,042	—	1,572,042	3.2	1.4
Principal Shareholders:
Lijuan Han(9)	2,344,665	7,206,059	9,550,724	19.2	64.9
Theodore Walker Cheng-De King (10)	9,226,355	—	9,226,355	18.5	8.0
Connion Capital Limited(11)	6,746,618	—	6,746,618	13.6	5.9
*	Less than 1%.
**

Except for Mr. He Huang, Mr. Jianguang Li, Ms. Mingjie Sun, Mr. Linjing Xu, Mr. Zhe Sun, Mr. Hen Wang and Mr. Robert Angell, the business address of our directors and executive officers is 19/F, Building A, Vanke Times Center, No.186 Beiyuan Road, Chaoyang District, Beijing 100102, the PRC.

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

(1)	Represents (i) 53,657 ADSs representing 268,285 Class A Ordinary Shares held by Mr. Shaoyun Han, and (ii) 83,000 ADSs representing 415,000 Class A Ordinary Shares that Mr. Shaoyun Han may purchase upon exercise of options within 60 days of February 28, 2025.
(2)	The business address of Mr. Wang is 19/F, Building A, Vanke Times Center, No.186 Beiyuan Road, Chaoyang District Beijing, 100102, PRC.

(3)	The business address of Mr. Li is 6/F., COFCO Plaza, No.8 Jianguomennei Ave, Jiannei St, Dongcheng District, Beijing, 100020, PRC.
(4)	The business address of Ms. Sun is AsiaInfo Plaza, Courtyard 10 East, Zhongguancun Software Park Phase II, Xibeiwang East Road, Haidian District, Beijing 100193, PRC.
(5)	The business address of Ms. Xu is Room 2-1701, Gem Garden World Trade Regent City, West Lake District, Hangzhou City, 310063, PRC.
(6)	The business address of Mr. Sun is 160 Central Park South Apt.555, New York, New York, 10019.
(7)	The business address of Mr. Huang is 39-16 Prince Street, Apt 8D, Flushing, New York, 11354.
(8)	The business address of Mr. Angell is 19/F, Building A, Vanke Times Center, No.186 Beiyuan Road, Chaoyang District Beijing, 100102, PRC.
(9)	Represents (i) 7,206,059 Class B ordinary shares held by Learningon, (ii) 438,644 ADSs representing 2,193,220 Class A ordinary shares held by Learningon, and (iii) 30,289 ADSs representing 151,445 Class A Ordinary Shares held by Ms. Lijuan Han. The registered office address of Learningon is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands. Learningon is ultimately owned by Ms. Lijuan Han, sister of Mr. Shaoyun Han. Ms. Lijuan Han is the sole director of Learningon, which does not have any executive officer. The registered office address of Learningon is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(10)	Represents (i) 1,845,271 ADSs representing 9,226,355 Class A Ordinary Shares held by Sutro Park Ltd. and Theodore Walker Cheng-De King is the 100% shareholder of Sutro Park Ltd. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G filed by Theodore Walker Cheng-De King and Sutro Park Ltd. with the SEC on February 14, 2024. The registered address of Theodore Walker Cheng-De King is the Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong. The principal business address for Sutro Park Ltd. is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.
(11)

Represents (i) 718,887 ADSs representing 3,594,435 Class A Ordinary Shares and (ii) 3,152,183 Class A Ordinary Shares held by Connion. The registered office address of Connion is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands.

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

To our knowledge, other than Mr. Lijuan Han, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of February 28, 2025, a total of 9,486,415 ADSs (equivalent to 47,432,075 Class A ordinary shares) are outstanding (among which 8,328,883 are unrestricted ADSs while 1,157,532 are restricted ADSs) after a new ADS-to-share ratio change (from the previous ratio of one ADS to one Class A ordinary share to a new ratio of one ADS to five Class A ordinary shares) was effected in December 2021, representing 80.5% of our total issued and outstanding Class A ordinary shares as of such date. To our knowledge, there is one record holder in the United States which is CEDE & CO. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders in the United States. As of February 28, 2025, none of our Class B ordinary shares are held by any record holder in the United States.

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

Disposal of interest in professional education business. On December 24, 2023, Tarena Software Technology (Hangzhou) Co., Ltd. entered into an equity transfer agreement with Tarena Technologies Inc., or Tarena Tech, to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, or the Divestiture. Ms. Lijuan Han, sister of our founder and chairman Mr. Shaoyun Han, is a member of the buyer consortium and has an interest in the Divestiture. The Divestiture was closed on March 31, 2024. See Exhibit 4.15 to this annual report for the equity transfer agreement.

Transactions with Tarena Tech. To facilitate resources mainly including HR and IT staff sharing between us and Tarena Tech, both parties provided centralized and professional supporting services to each other. After divestiture, we provided service of RMB 3,338 to Tarena Tech while Tarena Technologies provided service of RMB 10,942 to us in 2024.

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

Legal Proceedings

We and certain of our current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021, in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016, and November 1, 2019, related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On January 18, 2022, we moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing was completed on May 19, 2022. While the motion to dismiss was pending, Plaintiff and the Company reached an agreement in principle to settle all claims. On July 13, 2022, Plaintiff filed a letter informing the court of the settlement in principle. On August 31, 2022, the parties filed a motion for preliminary approval of the proposed settlement agreement. Preliminary approval hearing took place on November 8, 2022, and the Court reserved judgement on the motion pending submission of additional information. In December 2022, the parties submitted revised settlement materials to the court. On August 3, 2023, the court ordered additional revisions to the settlement papers, which the parties submitted on August 18, 2023. On September 5, 2023, the court granted preliminary approval for the settlement agreement with us. On September 9, 2024, the court granted final approval of the settlement. The parties are awaiting the court’s ruling. We are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit.

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

Our ADSs have been listed and traded on Nasdaq Global Select Market since April 3, 2014, and on Nasdaq Capital Market since November 17, 2023. Our ticker symbol was “TEDU” from April 3, 2014 to January 10, 2024 and became “TCTM” from January 10, 2024 through April 7, 2025, at which date it has been changed to “VSA.”

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and/or (ii) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the Grand Court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fifth amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The following summary of Cayman Islands, mainland China and United States federal income tax considerations of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax considerations relating to an investment in our ADSs or ordinary shares, such as the tax considerations under other federal, state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of tax laws of mainland China, it represents the opinion of Beijing DOCVIT Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to double taxation treaty with the United Kingdom but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The State Administration of Tax issued the Notice on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Notice 6, on March 17, 2017, which was amended on June 15, 2018 with the amended version becoming effective on June 15, 2018. Notice 6 further regulates and strengthens the transfer pricing administration on outbound payments by a mainland China enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a mainland China enterprise to its overseas related parties must comply with arm’s-length principles, Notice 6 specifies certain circumstances whereby such payments that do not comply with arm’s-length principles may be subject to the special tax adjustments by the tax authority, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the mainland China enterprise to obtain direct or indirect economic benefits, royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the value of such intangible assets, royalties paid to an overseas related party for the transfer of the right to use of the intangible assets with no economic benefits, and royalties paid to an overseas related party for the incidental benefits generated from the listing activities. Although we believe all our related party transactions, including all payments by our mainland China subsidiaries and consolidated affiliated entities to our non-mainland China entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2024. No assurances can be given with regard to our PFIC status for the current taxable year or the foreseeable future because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange loss of RMB0.3 million (US$0.05 million) in 2024.

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

A hypothetical 10% decrease or increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB60.4 million in the value of our U.S. dollar-denominated financial assets at December 31, 2024.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2024, we received US$150 thousand from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Based upon this evaluation, our management concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework).

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. He Huang, an independent director and the chairman of our audit committee, is an audit committee financial expert.

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

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP in 2023 and Assentsure PAC in 2024. We did not pay any other fees to our auditors during the periods indicated below.

	2023	2024

	(RMB in thousands)
Audit Fees(1)	5,997	3,285

Note:

(1)	“Audit fees” means the aggregate fees billed or payable, in each of the fiscal years listed, for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

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

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We repurchased 5,119,698 of Class A ordinary shares beneficially owned by Talent Fortune Investment Limited, an affiliate of KKR & Co. Inc., at a repurchase price of $0.2 per share in January 2024. The Form 6-K filed on January 22, 2024 (file number: 001-36363) is incorporated herein by reference.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 14, 2025, we dismissed Marcum Asia CPAs LLP, or Marcum Asia, as our independent registered public accounting firm. Our board of directors approved the decision to change our independent registered public accounting firm upon recommendation of the audit committee.

The reports of Marcum Asia on our consolidated financial statements as of December 31, 2022 and 2023 contained no adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent fiscal years and through the subsequent interim period on or prior to March 14, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between us and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreement in Marcum Asia’s reports on our consolidated financial statements for such years, and (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the foregoing disclosure in Item 16F to Marcum Asia and requested from Marcum Asia a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter from Marcum Asia addressed to the SEC, dated May 15, 2025, is filed as Exhibit 16.1 to this annual report.

Our board of directors, upon recommendation of the audit committee, appointed Guangdong Prouden CPAs GP, or Prouden, as our independent registered public accounting firm, effective March 14, 2025, succeeding Marcum Asia.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent period through March 14, 2025, neither we nor anyone on our behalf consulted with Prouden regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on our financial statements and neither a written report nor oral advice was provided to us that Prouden concluded was an important factor considered by us in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

On April 14, 2025, we dismissed Prouden and appointed Assentsure PAC as our independent registered public accounting firm. Our board of directors approved the decision to change our independent registered public accounting firm upon recommendation of the audit committee.

From March 14, 2025 to April 14, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between us and Prouden on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Prouden, would have caused Guangdong Prouden to make reference to the subject matter of the disagreement in Prouden’s reports on our consolidated financial statements for such years, and (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

During the fiscal years ended December 31, 2022 and 2023, and the subsequent period through April 14, 2025, neither we nor anyone on our behalf consulted with Assentsure regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on our financial statements and neither a written report nor oral advice was provided to us that Assentsure concluded was an important factor considered by us in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the foregoing disclosure in Item 16F to Prouden and requested from Prouden a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter from Prouden addressed to the SEC, dated May 10, 2025, is filed as Exhibit 16.2 to this annual report.

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2024, in 2024. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2024. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2024 Plan. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.  INSIDER TRADING POLICIES

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

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

1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.1 of our annual report on Form 20 - F filed with the Securities and Exchange Commission on April 19, 2024)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4

Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 of our annual report on Form 20 - F filed with the Securities and Exchange Commission on April 19, 2024)

4.1

2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2024 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the Securities and Exchange Commission on February 28, 2024)

4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.5

Exclusive Business Cooperation Agreement dated August 29, 2022 between Tongcheng Shidai and Beijing Tongcheng (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.6

Power of Attorney dated August 29, 2022 granted to Tongcheng Shidai by Mr. Shaoyun Han and acknowledged by Beijing Tongcheng (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.7

Exclusive Option Agreement dated August 29, 2022 among Tongcheng Shidai, Mr. Shaoyun Han and Beijing Tongcheng (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.8

Loan Agreement dated August 29, 2022 between Tongcheng Shidai and Mr. Shaoyun Han in connection with Beijing Tongcheng (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.9

Share Pledge Agreement dated August 29, 2022 among Tongcheng Shidai, Mr. Shaoyun Han and Beijing Tongcheng (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023)

4.10

Power of Attorney dated July 24, 2023 granted to Tongcheng Shidai by Mr. Jin Li and acknowledged by Beijing Tongcheng (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024)

4.11

Exclusive Option Agreement dated July 24, 2023 among Tongcheng Shidai, Mr. Jin Li and Beijing Tongcheng (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024)

4.12

Loan Agreement dated July 24, 2023 between Tongcheng Shidai and Mr. Jin Li in connection with Beijing Tongcheng (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024)

4.13

Share Pledge Agreement dated July 24, 2023 among Tongcheng Shidai, Mr. Jin Li and Beijing Tongcheng (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024)

4.14

Spousal consent letter dated July 24, 2023 signed by Ms. Xiaomei Niu in connection with Beijing Tongcheng (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024)

4.15

Translation of Equity Transfer Agreement between Tarena Software Technology (Hangzhou) Co., Ltd. and Tarena Technologies Inc. dated on December 24, 2023 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024)

4.16

Intangible Asset Purchase Agreement dated April 1, 2025 by and between TCTM Kids IT Education Inc. and Jeethen International Co., Limited (incorporated by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Securities and Exchange Commission on April 7, 2025)

4.17

Form of Share Purchase Agreement between TCTM Kids IT Education Inc. and Certain Investors (incorporated by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Securities and Exchange Commission on April 7, 2025)

4.18	Form of Advisory Agreement (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K filed with the Securities and Exchange Commission on April 25, 2025)

8.1*	List of Subsidiaries and Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Beijing DOCVIT Law Firm

15.3*	Consent of Assentsure PAC

15.4*	Consent of Marcum Asia CPAs LLP

16.1*	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Committee, dated May 15, 2025

16.2*	Letter from Guangdong Prouden CPAs GP to the Securities and Exchange Committee, dated May 10, 2025

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TCTM Kids IT Education Inc.

	By:	/s/ Heng Wang
	Name:	Heng Wang
	Title:	Chief Executive Officer

Date: May 15, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TCTM Kids IT Education Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of TCTM Kids IT Education Inc. (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in deficit and cash flows for year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(d) to the financial statements, the Company had significant recurring losses from operations, the net loss was approximately RMB 587,102,000. As of December 31, 2024, the Company has significant working capital deficit of approximately RMB 1,756,596,000. The Company’s net operating cash outflow was approximately RMB 121,455,000 for the year ended December 31, 2024. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(d). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

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

Impairment Assessment of Goodwill

Critical Audit Matter Description

As described in Note 2 (h) to the consolidated financial statements, the Company’s goodwill is subject to impairment testing annually or more frequently if events or changes in circumstances suggest that the carrying value may not be recoverable. The assessment involves significant management judgment, including the estimation of future cash flows, discount rates, and other assumptions. During the financial year ended December 31, 2024, the Company recorded impairment losses of RMB 49,416,000.

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of the reporting unit to its carrying value. The Company uses the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. In addition, the discounted cash flow model requires the Company to select an appropriate weighted average cost of capital based on current market conditions as of December 31, 2024. A high degree of auditor judgment and an increased extent of effort were required when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the forecasts.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	We evaluated the assumptions used by management in their impairment testing, including projected cash flows and discount rates.
●	We compared forecasts to historical results and industry trends.
●	We assessed the underlying source information and mathematical accuracy of the calculations.

Impairment of Assets

Critical Audit Matter Description

As described in Note 2 (f), 2(g), 2(i), 4, 5, 6 and 7 to the consolidated financial statements, the Company’s assets, including prepaid expenses and other current assets, property and equipment, intangible assets, right-of-use assets, long-term investments and other non-current assets are subject to impairment testing. Management’s determination of impairment requires significant judgment, particularly with respect to estimating the recoverable amounts of these assets.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	We reviewed management’s process for identifying impairment indicators and assessed the reasonableness of impairment testing methods and assumptions.
●	We confirmed that the classification of asset groups meets the requirements of accounting standards.
●	We discussed with management the plans for the use of the assets and whether there was a potential risk of impairment.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2025.

Singapore

May 15, 2025

PCAOB ID: 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of TCTM Kids IT Education Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive income, changes in deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

BEIJING OFFICE • Units 06-09 • 46th Floor • China World Tower B • No. 1 Jian Guo Men Wai Avenue • Chaoyang District • Beijing • 100004

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumasia.com

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

/s/Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2019 to 2025.

Beijing, China

April 19, 2024

BEIJING OFFICE • Units 06-09 • 46th Floor • China World Tower B • No. 1 Jian Guo Men Wai Avenue • Chaoyang District • Beijing • 100004

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumasia.com

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2(e)	220,689	15,302	2,096
Time deposits	2(e)	300	—	—
Restricted cash	2(e)	6,575	31,217	4,277
Amounts due from related parties, net		44	4,792	657
Prepaid expenses and other current assets, net	4	57,385	4,898	671
Current assets of discontinued operation	3	275,603	—	—
Total current assets		560,596	56,209	7,701

Amounts due from related parties-non current		732	—	—
Property and equipment, net	5	66,064	21,591	2,958
Intangible assets, net		5,287	—	—
Right-of-use assets, net		237,059	—	—
Goodwill	2(h)	49,416	—	—
Long-term investments, net	6	41,860	22,817	3,126
Deferred income tax assets	10	28,476	—	—
Other non-current assets, net	7	28,753	—	—
Total non-current assets		457,647	44,408	6,084
Total assets		1,018,243	100,617	13,785

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	8	—	26,291	3,602
Accounts payable		4,988	5,971	818
Amounts due to related parties		—	41,859	5,735
Operating lease liabilities-current	15	111,840	105,504	14,454
Income taxes payable	10	6,105	8,734	1,197
Deferred revenue- current	2(j)	1,210,536	1,117,713	153,126
Accrued expenses and other current liabilities	9	517,096	506,733	69,422
Current liabilities of discontinued operation	3	560,791	—	—
Total current liabilities		2,411,356	1,812,805	248,354

Operating lease liabilities-non current	15	107,804	91,407	12,523
Other non-current liabilities		433	—	—
Total non-current liabilities		108,237	91,407	12,523
Total liabilities		2,519,593	1,904,212	260,877
Commitments and contingencies	16	—	—	—

Deficit:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 57,861,327 and 58,730,507 shares issued, 46,756,137 and 42,505,619 shares outstanding as of December 31, 2023 and 2024, respectively)		364	370	51
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2023 and 2024, respectively)		74	74	10
Treasury shares (11,105,190 and 16,224,888 Class A ordinary shares as of December 31, 2023 and 2024, at cost)	12	(479,346)	(486,706)	(66,679)
Additional paid-in capital		1,360,901	1,643,672	225,182
Accumulated other comprehensive income		48,216	54,266	7,434
Accumulated deficit		(2,427,992)	(3,014,534)	(412,989)
Total deficit attributable to the shareholders of TCTM Kids IT Education Inc.		(1,497,783)	(1,802,858)	(246,991)
Non-controlling interest		(3,567)	(737)	(101)
Total deficit		(1,501,350)	(1,803,595)	(247,092)
Total liabilities and deficit		1,018,243	100,617	13,785

The accompanying notes are an integral part of these consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		Year Ended December 31,
	Note	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Net revenues	2(j)	1,399,844	1,375,192	1,170,858	160,407
Cost of revenues(a)		(728,416)	(750,840)	(747,156)	(102,360)
Gross profit		671,428	624,352	423,702	58,047
Selling and marketing expenses(a)		(280,093)	(268,399)	(221,829)	(30,390)
General and administrative expenses(a)		(397,440)	(330,848)	(689,144)	(94,412)
Research and development expenses(a)		(20,248)	(11,654)	(19,101)	(2,617)
Operating (loss) income		(26,353)	13,451	(506,372)	(69,372)
Interest income (expense)		1,962	1,089	(78)	(11)
Other income, net		8,150	723	2,847	390
Foreign currency exchange loss, net		(325)	(901)	(334)	(46)
(Loss) income before income taxes		(16,566)	14,362	(503,937)	(69,039)
Income tax benefit (expense)	10	14,504	7,972	(31,492)	(4,314)
Net (loss) income from continuing operations		(2,062)	22,334	(535,429)	(73,353)
Income (loss) before income taxes from discontinued operation		122,633	(5,431)	(49,306)	(6,755)
Income tax expense		(35,338)	(6,549)	(2,367)	(324)
Net income (loss) from discontinued operation		87,295	(11,980)	(51,673)	(7,079)
Net income (loss)		85,233	10,354	(587,102)	(80,432)
Less: Net income (loss) attributable to non-controlling interests from continuing operations		1,713	1,428	(560)	(77)
Net income (loss) attributable to Class A and Class B ordinary shareholders		83,520	8,926	(586,542)	(80,355)

Weighted average number of ordinary shares used in computing basic income (loss) per share		54,657,222	53,873,945	50,029,676	50,029,676
Weighted average number of ordinary shares used in computing diluted income(loss) per share		57,730,672	55,334,574	50,029,676	50,029,676
Basic (loss) income per ADS attributable to ordinary shareholder from continuing operations	14	(0.35)	1.94	(53.46)	(7.32)
Diluted (loss) income per ADS attributable to ordinary shareholder from continuing operations	14	(0.35)	1.89	(53.46)	(7.32)
Basic income (loss) per ADS attributable to ordinary shareholder from discontinued operation	14	7.99	(1.11)	(5.16)	(0.71)
Diluted income (loss) per ADS attributable to ordinary shareholder from discontinued operation	14	7.56	(1.11)	(5.16)	(0.71)

Other comprehensive income (loss)
Foreign currency translation adjustment		965	(1,448)	6,050	829
Comprehensive income (loss)		86,198	8,906	(581,052)	(79,603)
Less: Comprehensive income (loss) attributable to non-controlling interests		1,713	1,428	(560)	(77)
Comprehensive income (loss) attributable to Class A and Class B ordinary shareholders		84,485	7,478	(580,492)	(79,526)

(a) Includes share-based compensation expense as follows (note 13):
Cost of revenues		(244)	(19)	(24)	(3)
Selling and marketing expenses		(227)	(24)	(3)	(0)
General and administrative expenses		(10,179)	(2,551)	(1,314)	(180)
Research and development expenses		(734)	(149)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Amounts in thousands of RMB, except for number of shares and per share data)

	Ordinary Shares
	Number of		Number of
	Class A		Class B			Additional	Accumulated Other		Non-
	Ordinary		Ordinary		Treasury	Paid-in	Comprehensive	Accumulated	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Capital	Income (Loss)	deficit	Interest	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	56,593,157	355	7,206,059	74	(459,815)	1,347,205	48,699	(2,520,438)	(8,500)	(1,592,420)
Net income	—	—	—	—	—	—	—	83,520	1,713	85,233
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	583,685	4	—	—	—	103	—	—	—	107
Foreign currency translation adjustment	—	—	—	—	—	—	965	—	—	965
Share-based compensation	—	—	—	—	—	16,537	—	—	—	16,537
Treasury shares	—	—	—	—	(17,103)	—	—	—	—	(17,103)
Balance as of December 31, 2022	57,176,842	359	7,206,059	74	(476,918)	1,363,845	49,664	(2,436,918)	(6,787)	(1,506,681)
Net income	—	—	—	—	—	—	—	8,926	1,428	10,354
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	684,485	5	—	—	—	222	—	—	—	227
Foreign currency translation adjustment	—	—	—	—	—	—	(1,448)	—	—	(1,448)
Share-based compensation	—	—	—	—	—	3,887	—	—	—	3,887
Acquisition of noncontrolling interest	—	—	—	—	—	(7,053)	—	—	1,792	(5,261)
Treasury shares	—	—	—	—	(2,428)	—	—	—	—	(2,428)
Balance as of December 31, 2023	57,861,327	364	7,206,059	74	(479,346)	1,360,901	48,216	(2,427,992)	(3,567)	(1,501,350)
Net loss	—	—	—	—	—	—	—	(586,542)	(560)	(587,102)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	869,180	6	—	—	—	136	—	—	—	142
Foreign currency translation adjustment	—	—	—	—	—	—	6,050	—	—	6,050
Share-based compensation	—	—	—	—	—	1,343	—	—	—	1,343
Acquisition of noncontrolling interest	—	—	—	—	—	(5,952)	—	—	3,390	(2,562)
Treasury shares	—	—	—	—	(7,360)	—	—	—	—	(7,360)
Disposal of discontinued operations	—	—	—	—	—	287,244	—	—	—	287,244
Balance as of December 31, 2024	58,730,507	370	7,206,059	74	(486,706)	1,643,672	54,266	(3,014,534)	(737)	(1,803,595)

The accompanying notes are an integral part of these consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating activities:
Net (loss) income from operations	85,233	10,354	(587,102)	(80,432)
Less: net income/(loss) from discontinued operation	87,295	(11,980)	(51,673)	(7,079)
Net (loss)/income from continuing operations	(2,062)	22,334	(535,429)	(73,353)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities of continuing operations:
Depreciation and amortization	67,704	46,880	41,105	5,631
Amortization of operating lease right-of-use assets	136,875	121,299	87,764	12,024
Allowance for credit loss	378	—	72,462	9,926
Impairment of Goodwill	—	—	49,416	6,770
Impairment of long-lived assets	—	—	272,620	37,349
Impairment of Long-term Investment	—	—	20,634	2,827
Loss on disposal of property and equipment	636	1,306	1,466	201
Deferred income tax (benefit) expense	(18,300)	(9,844)	28,043	3,842
Share based compensation expense	11,384	2,743	1,341	183
Investment (income) loss	(2,572)	4,315	(22,369)	(3,065)
Foreign currency exchange loss, net	325	901	334	46
Changes in operating assets and liabilities:
Amounts due from related parties	45	29	11,348	1,555
Prepaid expenses and other current assets	7,770	(18,850)	28,061	3,844
Other non-current assets	13,751	1,962	3,498	479
Accounts payable	1,083	(531)	7,156	980
Amounts due to related parties	(2)	—	21,720	2,976
Income taxes payable	3,796	1,824	2,629	360
Deferred revenue	(109,339)	(104,341)	(92,825)	(12,717)
Accrued expenses and other current liabilities	32,529	99,463	(22,332)	(3,059)
Operating lease liabilities	(142,636)	(147,705)	(81,150)	(11,118)
Other non-current liabilities	(319)	(317)	(433)	(59)
Net cash provided by/(used in) operating activities from continuing operations	1,046	21,468	(104,941)	(14,378)
Net cash used in operating activities from discontinued operation	(28,574)	(140,403)	(16,514)	(2,262)
Net cash used in operating activities	(27,528)	(118,935)	(121,455)	(16,640)

Investing activities:
Purchase of property and equipment and intangible assets	(29,401)	(34,709)	(65,551)	(8,980)
Proceeds from disposal of property and equipment	583	457	1,634	224
Proceeds from disposal of long-term investments	—	8	—	—
Purchase of time deposits	—	(300)	—	—
Proceeds from maturity of time deposits	—	—	300	41
Loan provided to related parties	—	—	(33,383)	(4,573)
Loan collected from related parties	—	—	7,792	1,067
Net cash used in investing activities from continuing operations	(28,818)	(34,544)	(89,208)	(12,221)
Net cash provided by/(used in) investing activities from discontinued operation	6,109	106,592	(1,835)	(251)
Net cash (used in)/provided by investing activities	(22,709)	72,048	(91,043)	(12,472)

Financing activities:
Proceeds from bank borrowing	30,000	—	26,290	3,602
Repayment of bank borrowings	(30,000)	(30,000)	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	107	227	142	19
Prepayments of acquire noncontrolling interests	(7,109)	(1,580)	(440)	(60)
Repurchase of treasury shares	(17,103)	(2,428)	(7,360)	(1,008)
Net cash (used in)/provided by financing activities from continuing operations	(24,105)	(33,781)	18,632	2,553
Net cash provided by/ (used in) financing activities from discontinued operation	22,000	(2,000)	(7,792)	(1,067)
Net cash (used in)/provided by financing activities	(2,105)	(35,781)	10,840	1,486

Changes in cash, cash equivalents and restricted cash	(52,342)	(82,668)	(201,658)	(27,626)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	2,288	(1,447)	93	13
Net change in cash, cash equivalents and restricted cash	(50,054)	(84,115)	(201,565)	(27,613)

Cash, cash equivalents and restricted cash at the beginning of the year	424,021	373,967	289,852	40,825

Cash and cash equivalents	356,237	279,757	48,321	6,620
Restricted cash	17,730	10,095	39,966	5,475
Cash, cash equivalents and restricted cash at the end of the year	373,967	289,852	88,287	12,095
Less: Cash, cash equivalents and restricted cash of discontinued operation	175,438	62,588	41,768	5,722
Cash, cash equivalents and restricted cash at the end of the year from continuing operations	198,529	227,264	46,519	6,373

Supplemental disclosure of cash flow information from continuing operations:
Income taxes paid	45	229	837	115
Interest paid	1,340	626	473	65
Non-cash investing and financing activities from continuing operations:
Accrual for purchase of equipment	3,727	3,986	(5,018)	(687)
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	80,403	132,001	154,891	21,220

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

The Divestiture represents a strategic shift and has a major impact on the Company’s result of operations. Accordingly, assets, liabilities, results of operations, and cash flows related to professional education business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. The consolidated balance sheets as of December 31, 2023, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows for the years ended December 31, 2022 and 2023 have been adjusted to reflect this change (See Note 3).

On January 10, 2024, the Company changed its ticker symbol from “TEDU” to “TCTM”. On February 20, 2024, TCTM held an Extraordinary General Meeting of Shareholders in Beijing where the Company adopted a special resolution to approve the name change of the holding Company from “Tarena International, Inc.” to “TCTM Kids IT Education Inc.” The name change took effect on February 21, 2024.

On April 7, 2025, the Company changed its ticker symbol from “TCTM” to “VSA”.

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

The Company disposed of Tarena Hangzhou and Tarena Technologies and their subsidiaries, including its VIE, Beijing Tarena. Therefore, TCTM terminated the Beijing Tarena VIE Agreements in accordance with the Divestiture effective March 31, 2024.

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

The equity interests of Beijing Tarena are legally held by Mr. Han and Mr. Li as nominee equity holders on behalf of the Company. Mr. Han and Mr. Li are also directors of TCTM. Mr. Han and Mr. Li each holds 65.3% and 0.6% of the total voting rights of TCTM as of December 31, 2024, respectively, assuming the exercise of all outstanding options held by Mr. Han and Mr. Li as of such date. Meanwhile, Mr. Han held 70% voting power and was the ultimate controlling shareholder of Beijing Tongcheng and he held 62.7% and 65.3% voting power in TCTM on December 31, 2023 and 2024, respectively. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that TCTM could exercise the purchase option under the exclusive option agreements with the nominee equity holders to request them to transfer all of their equity ownership in Beijing Tarena and Beijing Tongcheng to a PRC entity or individual designated by TCTM. The Company relies on the nominee equity holders, who are both TCTM’s directors and who owe a fiduciary duty to TCTM, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of TCTM and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of Beijing Tarena and Beijing Tongcheng, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings. The Company’s involvement with Beijing Tarena and Beijing Tongcheng under the VIE Agreement affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

The assets and liabilities of the consolidated VIEs and their subsidiaries that were included in the accompanying consolidated financial statements as of December 31, 2023 and 2024 are as follows:

	December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	2,520	2,519
Amounts due from TCTM and its wholly-owned subsidiaries	104,642	32,980
Prepaid expenses and other current assets	62,550	10,042
Current assets of discontinued operation	36,779	—
Total current assets	206,491	45,541

Property and equipment, net	2,052	—
Long term investments	34,852	—
Right-of-use assets	9,209	—
Other non-current assets	258	—
Total non-current assets	46,371	—
Total assets	252,862	45,541

Accounts payable	2,713	2,202
Deferred revenue-current	114,975	113,399
Operating lease liabilities-current	4,440	2,613
Income taxes payable	79	48
Accrued expenses and other current liabilities	30,762	48,014
Amounts due to TCTM and its wholly-owned subsidiaries	23,676	32,979
Amounts due to related parties	—	135
Current liabilities of discontinued operation	100,392	—
Total current liabilities	277,037	199,390

Operating lease liabilities-non current	4,252	1,665
Total non-current liabilities	4,252	1,665

Total liabilities	281,289	201,055

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

The financial performance and cash flows of the consolidated VIEs and their subsidiaries that were included in the accompanying consolidated financial statements before elimination of intercompany balances and transactions between the parent company, non-VIE subsidiaries, VIEs and VIEs’ subsidiaries for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	40,755	90,661	86,125
Net income (loss) from continuing operations	8,554	(7,241)	(30,286)
Net (loss) income from discontinued operation	(7,299)	10,847	(13,171)
Net income (loss)	1,255	3,606	(43,457)
Net cash provided by/ (used in) operating activities	7,722	(17,817)	(80,322)
Net cash provided by/ (used in) investing activities	19,975	—	(8,200)
Net cash provided by/ (used in) financing activities	5,762	(7,192)	86,483

All of the assets of VIEs and their subsidiaries can be used only to settle obligations of Beijing Tarena, Beijing Tongcheng and their subsidiaries. None of the assets of VIEs and their subsidiaries have been pledged or collateralized. The creditors of VIEs and their subsidiaries do not have recourse to the general credit of TCTM and its wholly-owned subsidiaries. Assets of VIEs and their subsidiaries that can be used only to settle obligations of VIEs and their subsidiaries and liabilities of VIEs and their subsidiaries for which creditors (or beneficial interest holders) do not have recourse to the general credit of TCTM and its wholly owned subsidiaries have been presented parenthetically alongside each balance sheet caption on the face of the consolidated balance sheets.

During the periods presented, TCTM and its wholly-owned subsidiaries provided financial support to VIEs that it was not previously contractually required to provide in the form of advances. To the extent Beijing Tarena and Beijing Tongcheng requires financial support, pursuant to the exclusive business cooperation agreement, Tarena Tech and Tongcheng Shidai may, at its option and to the extent permitted under the laws of mainland China, provide such support to Beijing Tarena and Beijing Tongcheng through loans to Beijing Tarena and Beijing Tongcheng’s nominee equity holders or entrustment loans to Beijing Tarena and Beijing Tongcheng.

(c)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of US$1.00 = RMB7.2993, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)   Going concern

The Company had significant recurring losses from operations and net cash outflow from operations. As of December 31, 2024, the Company has significant working capital deficit of approximately RMB1,756,596. For the year ended December 31, 2024, the Company’s net loss was approximately RMB 587,102, the Company’s net operating cash outflow was approximately RMB121,455 for the year ended December 31, 2024. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from May 15, 2025 the issuance date of these financial statements, the Company will continue to strive to achieve positive cash flow through implementing various measures. To diversify the Company’s business, create synergy of the Company’s resources and eliminate the impact brought by the above IT-focused supplementary STEM education business, the Company will acquire core algorithms and related software and hardware systems for brain-computer interfaces by issuing ordinary shares, which is a critical step of the Company’s business strategy of expansion into the AI-driven medical software industry. Besides, the Company has entered into share purchase agreeents with certain investors on April 1, 2025 to sell and issue ordinary shares for a total purchase price of US$2.0 million.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

(e)   Comparability and Reclassification Adjustment

The Company has reclassified certain comparative amounts in the consolidated statements of comprehensive income for the years ended December 31, 2022 to conform to the year of 2023 and 2024’s presentation. The assets and liabilities of the discontinued operation have been classified as assets of discontinued operations held for sale and liabilities of discontinued operations held for sale in the consolidated balance sheets as of December 31, 2023. The results of discontinued operation for the years ended December 31, 2022, 2023 and 2024 have been reflected separately in the consolidated statements of comprehensive income as single line items for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended December 31, 2022, 2023 and 2024 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(f)   Significant concentrations and risks

Revenue concentration

A substantial portion of the Company’s total net revenues from continuing operation were generated from Childhood & adolescent Robotics Programming and Childhood & adolescent Computer Programming courses. The percentages of the Company’s total net revenues from Childhood & adolescent Robotics Programming and Childhood & adolescent Computer Programming courses are as follows:

	Year Ended December 31,
	2022	2023	2024
Childhood & adolescent Robotics Programming	49.2%	46.4%	42.2%
Childhood & adolescent Computer Programming	34.2%	24.1%	18.9%
Total net revenues from continuing operation	83.4%	70.5%	61.1%

There were no other courses that represented net revenues greater than 10% of total net revenues from continuing operation.

Geographic concentration

The percentages of the Company’s total net revenues generated from continuing operations in Beijing are 10.6%, 17.5% and 16.6% for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(b)   Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include long-lived assets impairment, goodwill impairment and long-term investments, the allowance for credit losses of amounts due from related parties, prepaid expenses and other current assets and other non-current assets, the realizability of deferred income tax assets, the accruals for other contingencies, the useful lives of property and equipment. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reclassified certain comparative amounts in the consolidated statements of operations for the year ended December 31, 2022 to conform to the years of 2023 and 2024’s presentation. The results of discontinued operations for the year ended December 31, 2022 has been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the year ended December 31, 2022 was separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)   Cash, cash equivalents, restricted cash and time deposits (Continued)

As of December 31, 2024, restricted cash was the cash deposits in the escrow account as required by the local education committee.

Cash, cash equivalents, time deposits and restricted cash maintained generated from continuing operations at financial institutions consist of the following:

	December 31,
	2023	2024
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	220,864	43,087
US dollar denominated bank deposits with financial institutions in the PRC	360	365
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	4,519	867
HK dollar denominated bank deposits with financial institutions in HK SAR	48	27
RMB denominated bank deposits with a financial institution in HK SAR	114	17
US dollar denominated bank deposits with a financial institution in the U.S.	255	259
USD denominated bank deposits with a financial institution in Canada	2	—
CAD denominated bank deposits with a financial institution in Canada	1,402	1,897
Total	227,564	46,519

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR, Canada and the U.S.

(f)   Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily represent prepaid deposits, advance to suppliers, inventories, prepaid rental expenses and so on. Prepaid expenses and other current assets which are due over one year as of the balance sheet date are presented as other non-current assets. The Company maintains an allowance for credit losses for the part that is not expected to be recovered. In establishing the allowance, management considers the collectibility of overdue employee loan upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC Topic 326. Prepaid expenses and other current assets that are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

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

The Company recorded impairment of long-lived assets (including property and equipment, intangible asset and right-of-use assets) of nil, nil and RMB 272,620 during the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Company recorded impairment losses of nil, nil and RMB49,416 during the years ended December 31, 2022, 2023 and 2024, respectively.

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

Net revenues from continuing operations recognized under ASC Topic 606 for the years ended December 31, 2022, 2023 and 2024 consist of the following:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Tuition fee	1,384,602	1,372,460	1,168,189
Certification service fee	13,158	3,482	49
Others	4,993	2,885	5,901
Business taxes and surcharges	(2,909)	(3,635)	(3,281)
Total net revenues	1,399,844	1,375,192	1,170,858

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred at a point in time	18,113	6,350	5,933
Services transferred over time	1,381,731	1,368,842	1,164,925
Total net revenues	1,399,844	1,375,192	1,170,858

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

The contract liabilities consist of deferred revenue, which represent the Company has received consideration but has not satisfied the related performance obligations. The revenue recognized from continuing operations for years ended December 31, 2023 and 2024 that was previously included in the deferred revenue balances as of December 31, 2022 and December 31, 2023 was RMB902,011 and RMB732,242, respectively.

The Company’s deferred revenue from continuing operations amounted to RMB1,210,536 and RMB1,117,713 as of December 31, 2023 and 2024, respectively.

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

(l)   Selling and marketing expenses

Selling and marketing expenses are expensed as incurred. Selling and marketing expenses primarily consist of compensation expenses relating to personnel involved in selling and marketing, including enrollment advisors and university cooperation representatives based at learning centers, advertising expenses relating to marketing activities, and, to a lesser extent, rental expenses relating to selling and marketing functions. Among them, advertising costs were RMB42,015, RMB43,480 and RMB40,666 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(n)   Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive (loss) income when the grant becomes receivable. Government grants of RMB5,303, RMB724 and RMB1,155 were recognized and included in other income for the years ended December 31, 2022, 2023 and 2024, respectively.

(o)   Research and development costs

Research and development costs are expensed as incurred. Research and development expenses primarily consist of a portion of the personnel costs of instructors as determined based on the amount of time that they devote to research and development-related activities, as well as the personnel costs of software engineers. Research and development expenses were RMB20,248, RMB11,654 and RMB19,101 for the years ended December 31, 2022, 2023 and 2024, respectively.

(p)   Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 16.3% to 26.5% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive (loss) income when the related service is provided. For the years ended December 31, 2022, 2023 and 2024, the costs of the Company’s obligations to the defined contribution plans for employees from continuing and discontinued operation amounted to RMB133,013, RMB119,548 and RMB112,578, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Income taxes (Continued)

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. For the year ended December 31, 2024, there were no uncertain tax positions and the Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months.

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

Fair value measurements on a recurring basis

The carrying amounts of cash and cash equivalents, current time deposits, accounts receivable, loans to employees, amounts due from related parties, accounts payable, amounts due to related parties, short-term bank loans, accrued expenses and other current liabilities as of December 31, 2023 and 2024 approximate their fair value because of short maturity of these instruments.

The carrying amounts of non-current time deposits as of December 31, 2023 and 2024 approximates their fair value since the interest rates of the time deposits did not differ significantly from the market interest rates for similar types of time deposits.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)   Recently issued accounting standards

In October 2024, the FASB issued ASU 2024-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate— Real Estate Investment Trusts—Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is in the process of evaluating the effect of the adoption of this ASU.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

In December 2024, the FASB issued ASU 2024-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2024-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

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

3     DISCONTINUED OPERATIONS

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

The Divestiture represented a strategic shift that had a major effect on the Company’s operations and financial results. And the professional education business met the criteria to be classified as held-for sale as of December 31, 2023 and was accounted for as discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to professional education business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. The Company deconsolidated the professional education business financial statements, effective March 31, 2024.

Ms. Lijuan Han, sister of Mr. Shaoyun Han, is the principal shareholder of the Company, her shares include (i) 7,206,059 ClassB ordinary shares held by Learningon Limited (“Learningon”), (ii) 2,193,220 Class A ordinary shares held by Learningon, and(iii) 151,445 Class A Ordinary Shares held by herself. Learningon is ultimately owned by Ms. Lijuan Han. By virtue of such relationship, Ms. Lijuan Han and Mr. Shaoyun Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by Ms. Lijuan Han. Therefore, Mr. Shaoyun Han is deemed to share the voting power with respect to these shares. As of February 28, 2025, the concerted action arrangement between Ms. Lijuan Han and Mr. Shaoyun Han was terminated. As the Divestiture is with Tarena Weishang Technology (Hainan) Co., Ltd., a company controlled by Lijuan Han, the Company’s principal shareholder who also has a very close relationship and share voting power with the controlling shareholder, the Company did not recognize any gain or loss from this disposal and the difference between the consideration received by the Company and the carry amounts of the disposed business was recorded in additional paid-in capital.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of professional education business (Continued)

The assets and liabilities are included in the captions “Current assets of discontinued operations held for sale”, “Non-current assets of discontinued operations held for sale”, “Current liabilities of discontinued operations held for sale” and “Non-current liabilities of discontinued operations held for sale”, in the accompanying balance sheets at December 31, 2023:

December
31, 2023
RMB
Cash and cash equivalents	59,068
Restricted cash	3,520
Accounts receivable, net of allowance for credit losses-current	12,472
Amounts due from related parties	313
Prepaid expenses and others current assets	64,250
Time deposits-non current	120
Property and equipment, net	34,991
Intangible assets, net	148
Right-of-use assets	49,671
Goodwill	3,366
Long-term investments	11,859
Deferred income tax assets	18,848
Other non-current assets, net	16,977
Total assets of discontinued operation	275,603

Balance sheet classification:
Current assets of discontinued operation	275,603
Total assets of discontinued operation	275,603

Short-term bank loans	20,000
Accounts payable	116
Amounts due to related parties	3,596
Operating lease liabilities-current	21,872
Income taxes payable	106,944
Deferred revenue-current	265,132
Accrued expenses and other current liabilities	107,127
Deferred revenue-non current	7,363
Operating lease liabilities-non-current	25,130
Other non-current liabilities	3,511
Total liabilities of discontinued operation	560,791

Balance sheet classification:
Current liabilities of discontinued operation	560,791
Total liabilities of discontinued operation	560,791

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of professional education business (Continued)

The condensed cash flows of professional education business were as follows for the years ended December 31, 2022, 2023 and 2024, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operation:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash used in operating activities	(28,574)	(140,403)	(16,514)
Net cash provided by/(used in) investing activities	6,109	106,592	(1,835)
Net cash provided by/(used in) financing activities	22,000	(2,000)	(7,792)

Professional education business results of operations for the years ended December 31, 2022, 2023 and 2024, shown in the table below, are included in the consolidated comprehensive (loss) income as “net income (loss) from the discontinued operation” for those respective periods, after intercompany eliminations, as applicable.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	1,068,230	624,586	111,878
Cost of revenues	(327,627)	(226,214)	(41,412)
Gross profit	740,603	398,372	70,466
Selling and marketing expenses	(362,844)	(252,192)	(48,312)
General and administrative expenses	(206,588)	(149,828)	(56,333)
Research and development expenses	(51,780)	(28,434)	(2,605)
Operating income (loss)	119,391	(32,082)	(36,784)
Interest income (expense), net	738	185	(112)
Income (loss) from discontinued operation	120,129	(31,897)	(36,896)
Gain on disposal of subsidiary (Note b)	—	26,797	—
Other income (loss)	3,133	64	(11,826)
Foreign currency exchange loss, net	(629)	(395)	(584)
Income/(loss) before income taxes	122,633	(5,431)	(49,306)
Income tax expense	(35,338)	(6,549)	(2,367)
Net income (loss) from discontinued operation	87,295	(11,980)	(51,673)

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

3     DISCONTINUED OPERATIONS (CONTINUED)

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

3     DISCONTINUED OPERATIONS (CONTINUED)

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

	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred over time	929,693	576,324	102,438
Services transferred at a point in time	138,537	48,262	9,440
Total net revenues	1,068,230	624,586	111,878

b.Disposal of subsidiary

Gaohuiqiangxue Software (Hainan) Co.,Ltd.,(“the Gaohui group”), is a wholly-owned subsidiary of Beijing Tarena through the cooperation with universities and colleges in mainland China to offer joint-major degree programs and related peripheral services to colleges and students (the “Target Business”) in accordance with the higher education reform policies of each province. On April 28, 2023, the Company entered into agreements to dispose of its controlling interest in Target Business to a consortium led by Beijing Weike Xinneng Education Technology Ltd (“Beijing Weike”). Mr. Shaoyun Han is member of the investor consortium and has an interest in the disposal of our Target Business. Pursuant to the agreements, Beijing Weike shall invest RMB43,750 in the Gaohui group in exchange for 70% of the equity in the Beijing Tarena and Mr. Shaoyun Han shall invest RMB6,250 in the Gaohui group in exchange for 10% of the equity in the Beijing Tarena. Upon the completion of such investments on May 31, 2023, Beijing Tarena’s equity share in the Gaohui group has been diluted to 20%, Beijing Tarena lost control of Gaohui group then after. The Company engaged independent appraiser to evaluate the fair value of the Gaohui group and recognized a gain on disposal of subsidiary of RMB26,797. The Company recognized the Gaohui group as the long-term investment and subsequent measured by equity method in 2023. In 2024, the investment in the Gaohui group was disposed of along with the divestiture of the professional education business.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATIONS (CONTINUED)

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

4     PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

		December 31,
		2023	2024
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid deposits	(a)	16,952	13,955
Prepaid professional fee		2,436	13,707
Inventories		9,363	10,475
Prepaid value-added tax		1,594	4,898
Prepaid advertising expenses		2,043	4,815
Prepaid rental expenses		6,750	2,230
Employee imprest loan		—	1,773
Advance to suppliers		14,325	—
Others		4,300	2,752
Total prepaid expenses and other current assets		57,763	54,605
Less: allowance for credit losses		(378)	(49,707)
Prepaid expenses and other current assets, net		57,385	4,898
(a)	It mainly included prepaid rental deposits.

The movements of the allowance for credit losses are as follows:

	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	—	378	378
Additions charged to allowance for credit loss	378	—	49,329
Balance at the end of the year	378	378	49,707

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2023	2024
	RMB	RMB
Office buildings	—	25,679
Furniture	18,277	15,795
Office equipment	164,261	163,893
Leasehold improvements	80,782	63,784
Total property and equipment	263,320	269,151
Less: accumulated depreciation	(197,256)	(186,646)
Less: Impairment	—	(60,914)
Property and equipment, net	66,064	21,591

Depreciation expense for property and equipment was allocated to the following:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	55,911	38,026	30,003
Selling and marketing expenses	3,390	2,188	1,181
General and administrative expenses	6,456	4,921	8,624
Research and development expenses	140	2	28
Total	65,897	45,137	39,836

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6     LONG-TERM INVESTMENTS, NET

Long-term investments consist of the following:

		December 31,
		2023	2024
		RMB	RMB
Equity investments without readily determinable fair values
A company providing mechanic training	(a)	11,992	11,992
Other equity investments without readily determinable fair values	(b)	15,000	15,000
Impairment of equity investments without readily determinable fair values		(4,000)	(14,390)
Total equity investments without readily determinable fair values, net		22,992	12,602
Equity method investments
Companies providing hockey program management		2,257	1,589
A company providing Internet product solutions	(c)	17,135	18,870
Impairment of equity method investments		(524)	(10,244)
Total equity method investments, net		18,868	10,215
Total long-term investments		41,860	22,817
(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanic in vehicle maintenance and repair. In 2023, the Company sold a portion of shares in the education company. The Company recognized impairment loss of nil, nil and RMB10,018 for the years ended December 31, 2022, 2023 and 2024, respectively.
(b)	During the years ended December 31, 2018 and 2019, the Company acquired minority equity interests in several third-party companies. The Company recognized impairment loss of nil, RMB4,000 and RMB4,372 for the years ended December 31, 2022, 2023 and 2024, respectively.
(c)	In January 2018, the Company paid RMB14,000 in cash to acquire 20% of equity interest of a company which provides IT consulting services and programming and accounted for the investment using equity method. The Company recognized impairment loss of nil, nil and RMB8,824 for the years ended December 31, 2022, 2023 and 2024, respectively.

7     OTHER NON-CURRENT ASSETS, NET

Other non-current assets consist of the following:

	December 31,
	2023	2024
	RMB	RMB
Other non-current assets:
Rent and property management deposits	22,683	21,668
Prepayment for equipment and leasehold improvement	2,831	803
Others	3,239	662
Total other non-current assets	28,753	23,133
Less: Impairment	—	(23,133)
Other non-current assets, net	28,753	—

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8     SHORT-TERM BANK LOANS

On October 12, 2022, the Company signed a credit extension contract with the China Merchants Bank with a limit of RMB 30,000. As of December 31, 2022, the Company has drawn RMB30,000, which will mature in 12 months from the drawdown date. The applicable interest rate for the loan is 4.9% per annum. The Company fully repaid the bank loans in May 2023.

On March 6, 2024, the Company signed a secured loan contract with the Shanghai Pudong Development Bank, establishing a credit limit of RMB 11,000. This loan is secured by the Company’s certificate of deposit. The applicable interest rate for this loan is set at 3.4% per annum.

On March 5, 2024, the Company finalized a one-year loan agreement with Bank of China with a credit limit of RMB 1,000. The interest rate applicable to this loan is 2.35% per annum.

On September 11, 2024, the Company obtained a loan of RMB 9,520 from China Merchants Bank. The interest rate associated with this loan is 3.6% per annum.

On September 12, 2024, the Company once again borrowed RMB 4,771 from China Merchants Bank. The interest rate associated with this loan is 3.6% per annum.

Interest expenses of the loans were RMB2,812, RMB929 and RMB467 for the years ended December 31, 2022, 2023 and 2024, respectively.

9     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		December 31,
		2023	2024
		RMB	RMB
Recharge card	(a)	228,655	237,570
Refund liability		190,591	167,349
Accrued payroll and employee benefits		72,715	48,343
Payable for advertisement		—	19,094
Professional service fee		5,881	11,735
VAT and other tax payables		10,680	5,510
Others		8,574	17,132
Total		517,096	506,733
(a)	Recharge card is the amount that customers paid in advance without designated enrollment contract for IT-focused supplementary STEM education training courses.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10   INCOME TAXES

Under the current laws of the Cayman Islands, TCTM is not subject to tax on its income or capital gains. For the period from its inception on October 22, 2012 to December 31, 2024, Tarena HK did not have any assessable profits arising in or derived from HK SAR. TCTM’s PRC subsidiaries and consolidated VIEs and the subsidiaries of the VIEs file separate tax returns in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10   INCOME TAXES (CONTINUED)

The components of (loss) income before income taxes are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC	36,389	34,810	(486,451)
Hong Kong	(669)	(2,385)	(247)
Cayman Islands	(50,283)	(15,410)	(8,066)
Canada	(2,003)	(2,653)	(9,173)
Total (loss) income before income taxes	(16,566)	14,362	(503,937)

Income tax (expense) benefit consists of the following:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax (expense) benefit	(3,796)	(1,872)	(3,449)
Deferred income tax (expense) benefit	18,300	9,844	(28,043)
Total	14,504	7,972	(31,492)

The actual income tax expense from continuing operations reported in the consolidated statements of comprehensive (loss) income for each of the years ended December 31, 2022, 2023 and 2024 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2022	2023	2024
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Impact of different tax rates in other jurisdictions	(76.2)%	28.2%	(0.4)%
Research and development bonus deduction	(12.9)%	(10.8)%	—%
Non-deductible shared expenses from discontinued operation	—%	114.9%	(0.7)%
Non-deductible expenses	(1.9)%	1.6%	(8.0)%
Tax impact of debt exemption under common control	—%	—%	(10.1)%
Tax impact of investment loss	90.6%	—%	—%
Preferential tax rates	21.0%	17.3%	(9.0)%
Tax effect of expired tax attribute carryforwards	—%	15.6%	(2.4)%
Change of tax rates	(1.5)%	(0.2)%	—%
Change in valuation allowance	43.5%	(246.9)%	(0.7)%
Actual income tax expense	87.6%	(55.3)%	(6.3)%

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10   INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2023	2024
	RMB	RMB
Deferred income tax assets:
Impairment of long-term investments	—	6,159
Impairment of long-lived assets	—	28,968
Tax loss carry forwards	163,331	131,090
Others	520	4,708
Total deferred income tax assets	163,851	170,925
Valuation allowance	(135,375)	(170,925)
Deferred income tax assets, net	28,476	—
Deferred income tax liabilities:
Valuation appreciation of intangible assets	433	—
Deferred income tax liabilities*	433	—

* Deferred income tax liabilities are combined in other non-current liabilities.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	140,621	158,812	135,375
Additions of valuation allowance	14,068	3,250	77,237
Reduction of valuation allowance	(10,000)	(6,384)	(74,131)
Reversal of valuation allowance	(11,280)	(32,342)	—
Change of tax rates	25,445	13,027	33,365
Change of decrease related to subsidiary disposals and expiration	(42)	(988)	(921)
Balance at the end of the year	158,812	135,375	170,925

The valuation allowance as of December 31, 2023 and 2024 was primarily provided for the deferred income tax assets of certain TCTM’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs, which were at cumulative loss positions. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management has considered projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2024, the Company had tax losses carryforwards of 131,090.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company in Hong Kong that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. The Company did not distribute any dividend for the years ended December 31, 2023 and 2024.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10   INCOME TAXES (CONTINUED)

The Company has considered temporary differences on the book to tax differences pertaining to all investment in subsidiaries including the determination of the indefinite reinvestment assertion that would apply to each foreign subsidiary. The Company evaluated each entity’s historical, current business environment and plans to indefinitely reinvest all earnings accumulated in its respective jurisdiction for purpose of future business expansion. The Company assessed the recoverability of the collective deferred tax assets related to its STEAM education business. As of December 31, 2024, the company recorded a write - off amount of RMB 170,925 for the deferred tax assets of most of its STEAM entities by establishing a valuation allowance.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2024, the tax years ended December 31, 2019 through 2023 for the Company’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

11   RELATED PARTY TRANSACTIONS

The following is a list of related parties from continuing operations which the Company has major transactions with:

(1)	Ms. Han Lijuan, a sister of Mr. Han.
(2)	Tarena Weishang Technology (Hainan) Co., Ltd., a company controlled by Mr. Han’s sister.
(3)	Tarena Software Technology (Hangzhou) Co., Ltd., or “Tarena Hangzhou”, a subsidiary of Tarena Weishang Technology (Hainan) Co., Ltd.
(4)	Tarena Technologies Inc., or “Tarena Tech”, a subsidiary of Tarena Weishang Technology (Hainan) Co., Ltd.

Related party transactions

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, a company controlled by Mr. Han’s sister. (Note 1 & Note 3). The net transfer consideration, based on third party independent appraiser, for the Disposal amounted to RMB1 and RMB1 in exchange of the equity interest of Tarena Technologies and Tarena Hangzhou in cash, respectively. Upon consummation of the divestiture of the professional education business, the Company has no ownership interest in professional education business. The Company deconsolidated the financial statements of professional education business from its condensed consolidated financial statements since March 31, 2024. The difference between consideration received over the carrying amount of the net liability of professional education business disposed were recorded in additional paid - in capital.

The Company provided RMB 33,383 new loans to Tarena Tech and Tarena Hangzhou for the year ended December 31, 2024, respectively. In August, Tarena Tech repaid RMB 7,000 to the Company. In December 2024, Tarena Tech transferred its debt due to the Company to Tarena Hangzhou. And then, the Company purchased a building with a consideration of approximately RMB 21,591 from Tarena Hangzhou. Both parties agreed to offset the transfer price of such building with RMB 21,591 of the loans due from Tarena Hangzhou. The Company received the remaining loan balance of RMB 4,792 in cash by the end of December 2024.

To facilitate resources mainly including HR and IT staff sharing between the Company and Tarena Tech, both parties provided centralized and professional supporting services to each other. After divestiture, the Company provided service to Tarena Tech in the amount of RMB 3,338 while Tarena Technologies provided service to the Company in the amount of RMB 10,942 for the year end December 31, 2024. The net amount due from Tarena Tech for professional supporting services was nil as of December 31, 2024.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12   ORDINARY SHARES AND STATUTORY RESERVE

(a)   Treasury shares

For the year ended December 31, 2022, 3,409,080 ordinary shares were repurchased on the open market with the amount of RMB17,103.

For the year ended December 31, 2023, 496,240 ordinary shares were repurchased on the open market with the amount of RMB2,428.

For the year ended December 31, 2024, 5,119,698ordinary shares were repurchased on the open market with the amount of RMB7,360.

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

For the years ended December 31, 2022, 2023 and 2024, the PRC Entities made appropriations to the statutory reserves of RMB19,037, RMB6,780 and RMB8,837, respectively. As of December 31, 2023 and 2024, the accumulated balance of the statutory reserves was RMB201,381 and RMB210,219, respectively, which is combined in accumulated deficit.

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

The balances of restricted net assets as of December 31, 2023 and 2024 were RMB1,228,153 and RMB1,236,927 respectively. Under applicable laws of mainland China, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

(c)   Dividend

No cash dividend was declared for the years ended December 31, 2022, 2023 and 2024.

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

During the year ended December 31, 2024, the board of the directors of TCTM approved the grant of options to certain officers and employees to purchase 927,405 ordinary shares of TCTM at exercise price of US$0.01 per share. These options vest over a period ranging between 0.00 and 3 years. The options have a contractual term of ten years.

A summary of share options activity for the year ended December 31, 2024 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding at December 31, 2023	2,294,885	0.07	5.16	448
Granted	927,405	0.01	—	—
Exercised	(691,820)	0.01	—	—
Forfeited	(156,230)	0.06	—	—
Outstanding at December 31, 2024	2,374,240	0.07	6.67	311
Vested and expected to vest as of December 31, 2024	5,169,086	0.28	4.07	685
Exercisable as of December 31, 2024	1,700,085	0.46	5.47	220

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13   SHARE BASED COMPENSATION (CONTINUED)

Share options (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 were RMB2,543, RMB711 and RMB680, respectively.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2022	2023	2024
Expected volatility	75.77%-77.77%	77.77%	78.77%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.8	2.8
Risk-free interest rate per annum	1.66%-4.10%	4.10%	4.05%
The fair value of underlying ordinary shares (per share)	US$0.36-US$1.13	US$0.92	US$0.20

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

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13   SHARE BASED COMPENSATION (CONTINUED)

Share options (Continued)

The fair values of the options granted for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Weighted average grant date fair value of option per share	0.92	0.92	0.21
Aggregate grant date fair value of options	1,079	184	191

As of December 31, 2024, there was approximately RMB1,133 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 2.7 years.

Non-vested shares

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

On April 9, 2024, the board of directors of TCTM approved the grant of 239,680 non-vested shares to 1 independent director, of which the vesting period is one year.

A summary of the non-vested shares activity under the 2014 Share Plan and the 2024 Share Plan for the year ended December 31, 2024 is summarized as follows:

	Number of Non-	Weighted Average
	vested Shares	Grant Date Fair Value
		US$
Outstanding as of December 31, 2023	65,145	2.28
Granted	239,680	0.41
Vested	(177,360)	0.49
Forfeited	(5,605)	14.28
Outstanding as of December 31, 2024	121,860	0.65

As of December 31, 2024, there was approximately RMB579 of total unrecognized compensation cost related to non-vested shares, which is expected to be recognized over a weighted average period of approximately 0.28 year. The total fair value of shares vested during the years ended December 31, 2022, 2023 and 2024 was RMB3,358, RMB2,916 and RMB634, respectively.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14    (LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share is calculated as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income (loss) from discontinued operation	87,295	(11,980)	(51,673)
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding
—basic	54,657,222	53,873,945	50,029,676
Dilutive effect of outstanding share options	3,073,450	1,460,629	2,401,135
Denominator for diluted (loss) earnings per share
—diluted	57,730,672	55,334,574	50,029,676
Basic earnings(loss) from discontinued operation per ADS	7.99	(1.11)	(5.16)
Diluted earnings(loss) from discontinued operation per ADS	7.56	(1.11)	(5.16)

Numerator:
Net (loss) income from continuing operations	(2,062)	22,334	(535,429)
Denominator:
Denominator for basic earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding
—basic	54,657,222	53,873,945	50,029,676
Dilutive effect of outstanding share options	3,073,450	1,460,629	2,401,135
Denominator for diluted (loss) earnings per share
—diluted	57,730,672	55,334,574	50,029,676
Basic (loss) earnings from continuing operations per ADS	(0.35)	1.94	(53.46)
Diluted (loss) earnings from continuing operations per ADS	(0.35)	1.89	(53.46)

15   LEASES

The Company’s leases consist of operating leases for learning centers and office spaces in different cities in the PRC. The Company reviews all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. As of December 31, 2024, the Company had no long-term leases that were classified as a financing lease, and the Company’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

The components of rental expense from continuing operations for the years ended December 31, 2022, 2023 and 2024 consist as follows:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Short-term rental expense	7,411	9,961	11,710
Operating lease expense excluding short-term rental expense	148,867	133,106	121,409

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15   LEASES (CONTINUED)

Other information related to operating leases is as follows:

	Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:	123,263	143,602	101,635
Right-of-use assets obtained in exchange for new lease liabilities:	80,403	132,001	154,891

As of December 31, 2023 and 2024, the weighted average remaining lease term was 3.48 years and 3.38 years, respectively, and the weighted average discount rate was 5.58% and 5.48% for the Company’s operating leases, respectively.

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2023 and 2024.

The weighted-average remaining lease terms were calculated by using the remaining lease term and the lease liability balance for each lease as of December 31, 2023 and 2024.

As of December 31, 2024, maturities of lease liabilities were as follows:

RMB
Year ending December 31,
2025	115,565
2026	60,935
2027	23,305
2028	8,456
2029 and thereafter	475
Total lease payments	208,736
Less: imputed interest	11,825
Total	196,911
Less: current portion	(105,504)
Non-current portion	91,407

Gross rental expenses incurred under operating leases were RMB156,278, RMB143,067 and RMB133,119 for the years ended December 31, 2022, 2023 and 2024, respectively.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16   COMMITMENTS AND CONTINGENCIES

The Company and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. TCTM, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021 in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016 and November 1, 2019 related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On December 16, 2021, the Company filed its pre-motion letter and the plaintiffs filed their opposition on December 23, 2021. On January 18, 2022, the Company moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing was completed on May 19, 2022. While the motion to dismiss was pending, Plaintiff and the Company reached an agreement in principle to settle all claims. On July 13, 2022, Plaintiff filed a letter informing the court of the settlement in principle. On August 31, 2022, the parties filed a motion for preliminary approval of the proposed settlement agreement. Preliminary approval hearing took place on November 8, 2022, and the Court reserved judgement on the motion pending submission of additional information. In December 2022, the parties submitted revised settlement materials to the Court. On August 3, 2023, the Court ordered additional revisions to the settlement papers, which the parties submitted on August 18, 2023. On September 5, 2023, the Court granted preliminary approval for the TCTM settlement agreement. The Company settled the payment on September 23, 2023, and the plaintiff have filed their motions to approve the settlement and their proposed awards of attorney’s fees, etc. On July 31, 2024, the court issued an order directing plaintiffs to submit a final accounting of the class members that submitted valid claims under the settlement agreement. On September 9, 2024, the Judge filed a memorandum and order approving the settlement agreement, and certifying the Settlement Class. On September 20, 2024, the plaintiffs filed motion for approval of the Proposed Order for Distribution Settlement Distribution of Class Action Settlement Funds. On September 23, 2024, the court filed its judgment in the case. This case is now closed. Except as described above, the Company is not a party to any material legal or administrative proceedings.

From time to time, the Company is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Company cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Company’s consolidated financial condition or cash flows.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17   PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company financial information of TCTM.

Condensed Balance Sheets

	December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,251	1,504	206
Prepaid expenses and other current assets	226	112	15
Due from subsidiaries	380,470	438,701	60,102
Total current assets	385,947	440,317	60,323
Investment in subsidiaries	(1,560,377)	(1,852,411)	(253,779)
Total assets	(1,174,430)	(1,412,094)	(193,456)
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities (1)	4,155	346,837	47,516
Due to subsidiaries	319,198	43,927	6,018
Total current liabilities	323,353	390,764	53,534
Total liabilities	323,353	390,764	53,534

Commitments and contingencies	—	—	—

Shareholders’ deficit:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 57,861,327 and 58,730,507 shares issued, 46,756,137 and 42,505,619 shares outstanding as of December 31, 2023 and 2024, respectively)	364	370	51
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	74	74	10
Treasury shares (11,105,190 and 16,224,888 Class A ordinary shares as of December 31, 2023 and 2024, at cost)	(479,346)	(486,706)	(66,679)
Additional paid-in capital	1,360,901	1,643,672	225,182
Accumulated other comprehensive income	48,216	54,266	7,435
Accumulated deficit	(2,427,992)	(3,014,534)	(412,989)
Total shareholders’ deficit	(1,497,783)	(1,802,858)	(246,990)
Total liabilities and shareholders’ deficit	(1,174,430)	(1,412,094)	(193,456)
(1)	Mainly related to repurchase of treasury shares.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17   PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive (Loss) Income

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenue	—	—	7,054	966
Selling and marketing expenses	(8)	—	—	—
General and administrative expenses	(34,558)	(11,625)	(123,062)	(16,859)
Operating loss	(34,566)	(11,625)	(116,008)	(15,893)
Equity in income (loss) of subsidiaries	117,266	20,415	(471,086)	(64,538)
Foreign currency exchange gains	2,480	106	620	85
Interest (expense) income	(1,660)	30	(68)	(9)
income (Loss) before income taxes	83,520	8,926	(586,542)	(80,355)
Income tax expense	—	—	—	—
Net income (loss)	83,520	8,926	(586,542)	(80,355)
Other comprehensive (loss) income
Foreign currency translation adjustment	965	(1,448)	6,050	829
Comprehensive income (loss)	84,485	7,478	(580,492)	(79,526)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating activities:
Net cash (used in) provided by operating activities	(5,699)	4,902	(2,234)	(306)
Financing activities:
Issuance of Class A ordinary shares in connection with exercise of share options	107	227	142	19
Proceeds of borrowings from a related party	—	—	5,000	685
Repurchase of treasury shares	(17,103)	(2,428)	(7,360)	(1,008)
Net cash used in financing activities	(16,996)	(2,201)	(2,218)	(304)
Changes in cash and cash equivalents	(22,695)	2,701	(4,452)	(610)
Effect of foreign currency exchange rate changes on cash and cash equivalents	1,033	706	705	97
Net (decrease) increase in cash and cash equivalents	(21,662)	3,407	(3,745)	(513)
Cash and cash equivalents at beginning of year	23,506	1,844	5,251	719
Cash and cash equivalents at end of year	1,844	5,251	1,504	206

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18   SUBSEQUENT EVENTS

Change of CFO and CEO

On February 28, 2025, the Company announced that the board of directors of the Company has approved the re-designation of Mr. Xiaolan Tang as the chief financial officer, and the appointments of Mr. Heng Wang as the chief executive officer of the Company, in each case effective February 28, 2025.

Private Placement of Class A Ordinary Shares

The Company has entered into share purchase agreements with certain investors on April 1, 2025. Under the share purchase agreements, the Company agrees to sell and issue an aggregate of 25,000,000 Class A ordinary shares of the Company for a total purchase price of US$2.0 million. The per share purchase price is approximately US$0.08, which is the closing sale price of its American depositary shares (“ADSs”) as reported by Nasdaq on March 31, 2025.

Purchase agreement with Jeethen International Co., Limited (“Jennthen”)

The Company has entered into an intangible asset purchase agreement with Jeethen on April 1, 2025 (the “Agreement”). Under the Agreement, the Company will acquire from Jeethen core algorithms and related software and hardware systems for brain-computer interfaces, valued at US$10.85 million. As consideration, the Company agrees to issue 135,625,000 Class A ordinary shares of the Company to Jeethen. The number of Class A ordinary shares to be issued was determined by dividing the total consideration of US$10.85 million by the per share purchase price of approximately US$0.08, the closing sale price of the Company’s American depositary shares (“ADSs”) as reported by Nasdaq on March 31, 2025.

Grant of Shares

On April 24, 2025, the board of directors of the Company approved to engage certain advisors to provide advisory services for the Company (the “Advisors”) and, upon the approval and recommendation of the compensation committee of the board of directors, approved to grant an aggregate of 10,000,000 Class A ordinary shares (the “Grant”) to the Advisors as compensation for their advisory services. The Grant is not subject to the shareholders’ approval. The total purchase price of US$0.4 million. The per share purchase price is approximately US$0.08, which is the closing sale price of the Company’s American depositary shares (“ADSs”) as reported by Nasdaq on March 31, 2025.