Form 20-F
period 2025-12-31
VisionSys AI Inc
filed 2026-05-11
CIK 1592560

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from ___________ to ___________

Commission file number: 001-36363

VisionSys AI Inc

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 1501, 15F, Building A2, Yanjing Headquarters Base

Yanjiao, Sanhe City, Langfang, Hebei Province 065201

The People’s Republic of China

Telephone: +86(0316)83318177

(Address of principal executive offices)

Tianlong Wang, Chief Executive Officer

Email: wtl2026@visysai.com

Room 1501, 15F, Building A2, Yanjing Headquarters Base

Yanjiao, Sanhe City, Langfang, Hebei Province 065201

The People’s Republic of China

Telephone: +86(0316)83318177

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each	VSA	The NASDAQ Stock Market LLC
representing 250 Class A ordinary shares, par value US$0.001 per share		(The NASDAQ Capital Market)
Class A ordinary shares,		The NASDAQ Stock Market LLC
par value US$0.001 per share		(The NASDAQ Capital Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Capital Market of American depositary shares, each representing 250 Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2025, there were 567,229,888 ordinary shares outstanding, par value $0.001 per share, being the sum of 560,023,829 Class A ordinary shares and 7,206,059 Class B ordinary shares.

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refer to our American depositary shares, each of which represents 250 Class A ordinary shares;

●	“BCI” refer brain-computer interface;

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

●	“Divestiture 2024” refers to the equity transfer transaction entered into in December 2023 to divest our professional education business. The Divestiture 2024 had been consummated at the end of March 2024. See “Item 4. Information on the Company-A. History and Development of the Company” for more details;

●	“Disposition 2025” refers to the share sale transaction entered into on July 22, 2025, pursuant to which the Company agreed to divest all of its equity interests in Kids IT Education Inc. and Tarena Hong Kong Limited. Under the relevant agreement, First Winner Management Limited, a British Virgin Islands company, agreed to acquire the targets for nominal cash consideration of US$1. The Disposition 2025 was approved by the Company’s shareholders at the extraordinary general meeting held on August 25, 2025 and our STEM education business was divested after Disposition 2025. See “Item 4. Information on the Company—A. History and Development of the Company” for more details;

●	“former Beijing Tarena VIE” refers to Beijing Tarena Jinqiao Technology Co., Ltd., or Beijing Tarena. Upon the consummation of the Divestiture 2024, the professional education business, including the business operated by the former VIE, had been divested, and the STEM education business operated by the former VIE had been transferred to former Beijing Tongcheng VIE. See “Item 4. Information on the Company-A. History and Development of the Company” for more details;

●	“former Beijing Tongcheng VIE” refers to Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd., or Beijing Tongcheng;

●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;

●	“IT” refers to information technology;

●	“our company” refers to VisionSys AI Inc (formerly known as TCTM Kids IT Education Inc and Tarena International, Inc.), which is not a PRC operating company but a Cayman Islands holding company;

●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.001 per share, which include both Class A ordinary shares and Class B ordinary shares;

●	“STEM education” refers to science, technology, engineering, and mathematics education;

●	“student enrollments” for a certain period refer to the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“we,” “us,” “our” or “VSA” refers to VisionSys AI Inc (formerly known as TCTM Kids IT Education Inc. and Tarena International, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information. See “Item 4. Information on the Company-C. Organizational Structure” for an illustrative diagram of our corporate structure; and

●	“RMB” or “Renminbi” refers to the legal currency of mainland China; “$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government in mainland China imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB6.9931 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2025 (except the cash dividend, which is translated at the rate on the exercise date.

ii

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

iii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Company Structure

VSA is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through: (i) Medintel Technology Inc, VSA’s wholly-owned subsidiary in the United States; (ii) EverWin Group Limited, VSA’s wholly-owned subsidiary in Hong Kong; (iii) VisionSys (HK) Limited, VSA’s wholly-owned subsidiary in Hong Kong; (iv) VisionSys Limited, VSA’s wholly-owned subsidiary in United States; (v) Deniz Inc, VSA’s wholly-owned subsidiary in United States; and (vi) Beijing Wangwen Zhisuan Technology Co., Ltd., EverWin’s VSA’s wholly-owned subsidiary in the PRC (“Beijing Wangwen”).

Revenues from continuing operations contributed by our subsidiary accounted for nil for each of the years ended 2023 and 2024, as neither the Company nor its subsidiary generated any revenue from continuing operations during these periods, and 100% for the year ended 2025. As used in this annual report, “we,” “us,” “our” or “VSA” refers to VisionSys AI Inc (formerly known as Tarena International, Inc. and TCTM Kids IT Education Inc), its subsidiaries, and, in the context of describing our operations and consolidated financial information, the former variable interest entities in mainland China, including but are not limited to, former Beijing Tongcheng VIE and former Beijing Tarena VIE for the effective period of their respective contractual arrangements with us. Investors in our ADSs are not purchasing any equity interest in our Operating Subsidiaries, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in our Operating Subsidiaries.

Former Beijing Tarena VIE and Divestiture 2024

In December 2023, we entered into an equity transfer agreement to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, or the Divestiture 2024. Ms. Lijuan Han, sister of our former founder and chairman Mr. Shaoyun Han, is a member of the buyer consortium and has an interest in the Divestiture 2024. The Divestiture 2024 had been consummated at the end of March 2024. Upon the consummation of the Divestiture 2024, the professional education business, including the business operated by the former Beijing Tarena VIE, had been divested; and the STEM education business operated by the former Beijing Tarena VIE had been transferred to the former Beijing Tongcheng VIE. The Divestiture 2024 represented a strategic shift that has a major effect on our company’s operations and financial results. As a result of the Divestiture 2024, the professional education business has been reclassified as discontinued operations and our remaining business after the Divestiture 2024 has been reclassified as continuing operations. For detailed information regarding all material financial impacts related to the Divestiture 2024, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Financial Impact by the Divestiture 2024” and Note 3 to our consolidated financial statements, which are included in this annual report.

Former Beijing Tongcheng VIE and Disposition 2025

On July 22, 2025, we entered into a share sales and purchase agreement (the “Agreement”) with First Winner Management Limited, a British Virgin Islands company (the “Buyer”), for the sale of all of our equity interests in our wholly owned subsidiaries, Kids IT Education Inc. and Tarena Hong Kong Limited (collectively, the “Targets”), to the Buyer. Pursuant to the Agreement, the Buyer agreed to acquire the Targets in exchange for nominal cash consideration of US$1 (the “Disposition 2025”).The Disposition 2025 was approved by our shareholders at an extraordinary general meeting held on August 25, 2025 and our STEM education business was divested after Disposition 2025.

Our Brain-Computer Interface Business

Following the completion of Divestiture 2024 and Disposition 2025, we have focused exclusively on the development of BCI technologies and related businesses as described herein. Our BCI business is administered through our PRC subsidiary, Beijing Wangwen, and is expected to be centered on the development and application of core algorithms, as well as related software and hardware systems for brain-computer interaction. Through these capabilities, we intend to develop, procure, sell, and distribute BCI-enabled or BCI-adjacent products and solutions, and to provide related technical services.

The following diagram illustrates our corporate structure as of the date of this annual report:

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our PRC subsidiary in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, we believe our PRC subsidiary in mainland China has obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations. However, we cannot assure you that relevant government authorities would reach the same conclusion. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, as advised by Zhejiang Taihang Law Firm, our PRC legal counsel, in connection with our historical issuance of securities to foreign investors that was consummated in the year of 2014, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our mainland China subsidiary, (i) are not required to obtain permission from the China Securities Regulatory Commission, or the CSRC, and (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China; and (iii) As of the date of this annual report, we, our mainland China subsidiary have not been asked to obtain, or been denied by any PRC government authority for, permission by any other PRC government authority. If (i) we inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we or our subsidiaries are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. Therefore, On February 17, 2023, the CSRC also held a press conference for the release of the Filing Rules, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future equity and equity-linked securities financing activities in accordance with the Filing Rules. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings and listing at this stage, but we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “-Risks Related to Our Business-Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.”

Cash and Asset Flows through Our Organization

VSA is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our PRC subsidiary in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, VSA’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiary in mainland China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to VSA. In addition, to the extent cash or assets in our business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, or our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us or our subsidiaries to transfer cash (or assets). See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.” and “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Holding Company Structure.” In addition, our subsidiary in mainland China are permitted to pay dividends to VSA only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Further, our PRC subsidiary in mainland China are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Holding Company Structure.”

Under the laws of mainland China, VSA may provide funding to our subsidiary in mainland China only through capital contributions or loans, and to the former variable interest entities only through loans or payment for inter-group transactions, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, there was no capital contribution from VisionSys AI Inc to its subsidiaries or former variable interest entities, and VSA did not extend any loans to, or receive any repayments from, its subsidiaries or former variable interest entities.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to VSA by its subsidiaries or its former variable interest entities. Under laws and regulations of mainland China, our PRC subsidiary in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise, or WFOE, out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiary in mainland China and the net assets of the former variable interest entities in which we have no legal ownership, totaling RMB1,228.2 million, RMB1,236.9 million, and RMB217.0 million(US$31.0 million) as of December 31, 2023, 2024 and 2025, respectively. For risks related to the fund flows of our operations in mainland China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure - We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business..”

There are certain restrictions on our ability to convert Renminbi into foreign currencies. Approval from State Administration of Foreign Exchange, or “SAFE”, and the People’s Bank of China, or “PBOC”, may be required where RMB are to be converted into foreign currencies, including U.S. dollars, and approval from SAFE and PBOC or their branches may be required where RMB are to be remitted out of China. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - Governmental control of currency conversion may affect the value of your investment.”

For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization.

Our Company has established a centralized cash management policy to direct how funds are transferred between the Company, our subsidiaries, and the former variable interest entities to improve the efficiency and ensure the security of cash management. Our treasury department prepares the rolling cash flow forecast of our Company and also prepares fund management reports regularly to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties among our personnel involved in funds management. Furthermore, all funds are transferred in accordance with the applicable PRC laws and regulations.

For more details, see our selected condensed consolidating schedule starting on page F-34 and the consolidated financial statements starting on page F-1.

VSA has not declared or paid any cash dividends since the beginning of 2019, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For the Cayman Islands, mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information-E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%(2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.

(2)	Our mainland China subsidiary qualify for certain preferential tax treatments. However, such preferential treatments may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)	The Implementation Regulations for PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information-D. Risk Factors.

Risks Related to Our BCI Business

●	Regulatory policies in the medical and technology sectors may change in the jurisdictions where we operate.

●	The actual commercialization progress may fall short of expectations, and the market acceptance of our services or products may be limited.

●	Implementation challenges may arise due to the need to integrate complex software and hardware systems, along with user testing, potentially leading to a prolonged development cycle and deviations from forecast assumptions.

●	The brain-computer interface industry is competitive, and we may be unable to compete with companies with greater financial or technical resources than us, which could negatively affect our operations.

●	New products and services may subject us to additional risks, and a failure to successfully manage these risks may have a material adverse effect on our business.

●	If we are unable to develop a partner ecosystem, sales, marketing and distribution channels, or enter into agreements with third parties to perform these functions on acceptable terms, we may be unable to generate revenue.

●	We may face significant competition in Asia and in other markets, including the United States, and Europe where we may decide to operate in the future.

●	If we are unable to effectively protect our intellectual property and trade secrets, it may impair our ability to compete.

●	Client and customer complaints regarding our services or products could hurt our business.

●	Computer, website and/or information system breakdowns, as well as cyber security attacks, could affect our business.

●	Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

●	We will depend on third-party providers for a reliable Internet infrastructure as well as other aspects of our technology and applications and the failure of these third parties, or the Internet in general, for any reason would significantly impair our ability to conduct our business.

●	Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results.

●	Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.

●	If we do not succeed in attracting new clients for our BCI services, we may not achieve our revenue growth goals.

●	Our investment costs incurred in developing our BCI system may not yield the intended results and can adversely impact our results of operations.

●	The AI industry faces its own risks and changing and extensive regulations.

●	The AI technologies we are incorporating into certain of our services or products and processes may present business, legal, and reputational risks.

●	Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

●	We may be subject to privacy, data protection and information security laws in the jurisdictions in which we operate.

Risks Related to Our Operation

●	Uncertainties and risks accompany our strategy to divest our professional education business and STEM education business.

●	We generated net income in 2023, and incurred net loss in 2024 and 2025. Our historical financial and operating results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

●	Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

●	Our business depends on the market recognition of our brands, and if we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

●	Our success depends on the continuing efforts of our senior management team and other key personnel, and our business may be adversely affected if we lose their services.

●	Our business is subject to complex and evolving Chinese laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in student base, or otherwise harm our business.

●	Our strategy of investments and acquiring complementary businesses and assets may fail.

●	Our historical financial and operating results may not be indicative of future performance.

●	We have limited insurance coverage for our operations in China.

●	We have granted share-based awards and may grant more share-based awards in the future, which may reduce our net income.

Risks Related to Our Corporate Structure

●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.

Risks Related to Doing Business in China

●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in the future if the Public Company Accounting Oversight Board (United States), or the PCAOB, is unable to inspect or investigate completely our auditors. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

●	Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless.

●	The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.

●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Our ADSs

●	The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations.

●	If we fail to meet Nasdaq’s minimum bid price or minimum market value of publicly held shares requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

●	We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchases will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

●	We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

●	You may not be able to participate in our rights offerings and may experience dilution of your holdings.

●	You may be subject to limitations on transfer of your ADSs.

●	We incur increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

Risks Related to Our BCI Business

Regulatory policies in the medical and technology sectors may change in the jurisdictions where we operate.

The development and use of our core algorithms and related software-hardware systems for brain-computer interfaces may be subject to evolving regulatory requirements, particularly in the medical and technology sectors. Regulatory policies in the jurisdictions where we currently operate—primarily in Asia—as well as in potential future markets, may change or become more stringent. Such changes could lead to increased compliance costs, delays in product development or deployment, or limitations on our ability to commercialize BCI technologies across different regions.

The actual commercialization progress may fall short of expectations, and the market acceptance of our services or products may be limited.

The development and commercialization of our core algorithms and related software-hardware systems for BCI technologies are subject to significant uncertainty. Despite ongoing R&D efforts, the actual progress may fall short of expectations due to technical challenges, regulatory hurdles, or resource constraints. In addition, the market acceptance of BCI-based products and services remains nascent and unproven at scale. If users, developers, or commercial partners do not adopt our solutions as anticipated, our business prospects, financial performance, and competitive position could be adversely affected.

Implementation challenges may arise due to the need to integrate complex software and hardware systems, along with user testing, potentially leading to a prolonged development cycle and deviations from forecast assumptions.

Implementation challenges may arise from the need to integrate complex software and hardware components within our brain-computer interface systems. This process often involves extensive user testing, iteration, and system optimization, which can lead to a prolonged development cycle. As a result, there may be delays or deviations from our projected timelines, cost estimates, or performance assumptions, potentially impacting our ability to achieve commercialization milestones.

The brain-computer interface industry is competitive, and we may be unable to compete with companies with greater financial or technical resources than us, which could negatively affect our operations.

The sector of brain-computer interfaces is characterized by rapid technological advancements and fierce competition. Our potential success is contingent upon several factors, including access to patents and other technology protections, the ability to effectively commercialize technological innovations, the availability of capital, access to market channels, and obtaining necessary approvals for testing, manufacturing, and commercialization.

We will encounter competition from major global technology firms, some of which may be integrating state-of-the-art biotechnology, signal analysis, sensor development, and computing logic into their products and services. These firms may also seek to exploit the unique patented technology we are developing. Furthermore, competition arises from academic institutions, government agencies, and private research organizations, competing with us in research and development, product development, and market and brand establishment. Additionally, these entities vie for highly skilled scientific personnel, consultants, and investment capital.

The successful development of this new business is highly speculative and dependent on numerous factors, many of which are beyond our control. Our business hinges on the successful development and implementation of the Core Algorithms and Related Software-Hardware Systems for Brain-Computer Interfaces. This underscores the speculative nature of our endeavors, subject to numerous risks and uncertainties.

Key aspects crucial to our success include establishing brand recognition and client and customer loyalty, effectively developing and deploying new products and services, competing in existing and emerging markets, managing administrative overhead costs, navigating economic conditions, developing our partner ecosystem, validating our technology with co-innovation partners, managing business growth, and expanding into adjacent markets.

There is no guarantee of success in addressing these risks and uncertainties or generating significant revenues or profits.

New products and services may subject us to additional risks, and a failure to successfully manage these risks may have a material adverse effect on our business.

Periodically, we may engage in the development and launch of new products and services. Such endeavors entail significant risks and uncertainties, particularly when entering markets that are not fully matured. The development and marketing of new products and services often requires substantial investments of time and resources. Initial timelines for product introduction and development may not be met, and targets for pricing and profitability may prove unattainable. Moreover, external factors, including regulatory compliance, competitive alternatives, and evolving market preferences, can influence the successful implementation of new offerings.

Failure to effectively manage these risks associated with the development and implementation of new products or services could materially impact our business, financial condition, and results of operations.

If we are unable to develop a partner ecosystem, sales, marketing and distribution channels, or enter into agreements with third parties to perform these functions on acceptable terms, we may be unable to generate revenue.

Presently, we lack any internal sales, marketing, or distribution capabilities. Upon introducing products or services to the market, we must establish sales, marketing, and distribution channels for their commercialization. This process may entail substantial expenses and time commitments. Alternatively, we may opt to engage in collaborations with third parties to perform these functions.

Should we choose to directly market our products or services, significant financial and managerial resources will be required to cultivate a specialized marketing and sales force, equipped with technical expertise, along with supporting distribution, administration, and compliance capabilities. Alternatively, if we rely on third-party collaborations or co-promotion agreements, we must establish and sustain marketing and distribution partnerships, with no guarantee of securing favorable terms or agreements.

In engaging third-party marketing or distribution collaborators, any revenue received, whether directly or indirectly, hinges upon the efforts and profitability of these parties. There exists uncertainty regarding their ability to establish adequate sales and distribution capabilities or achieve market acceptance for our products and services.

Failure to successfully commercialize products and services, whether independently or through third-party collaborations, could have a materially adverse impact on our business, financial condition, and results of operations.

We may face significant competition in Asia and in other markets, including the United States, and Europe where we may decide to operate in the future.

We anticipate encountering significant competition in Asia and potentially in other markets where we choose to introduce our services and products, including but not limited to the United States and Europe. This competition may extend to other products and services that we have yet to identify or develop. Many of our competitors may possess considerably greater financial, technical, and operational resources, such as larger research and development teams and established marketing departments. Furthermore, ongoing mergers and acquisitions within our industry could further consolidate resources among our competitors.

If we are unable to effectively protect our intellectual property and trade secrets, it may impair our ability to compete.

Our ability to achieve success is contingent, in part, upon securing and maintaining meaningful intellectual property (IP) protection for our assets.

We rely on patents, trademarks, copyrights, and trade secrets to safeguard our IP. However, there is a risk that these rights may be challenged by others, necessitating enforcement actions. Despite our efforts to protect trade secrets, inadvertent or deliberate disclosure by employees, consultants, contractors or advisors, or independent development by competitors, could compromise their confidentiality. Furthermore, courts outside the United States may offer less robust protection for trade secrets.

Infringement of our IP rights could result in significant litigation costs. Failure to adequately protect trade secrets could lead to competitors offering similar products, eroding our competitive advantage and reducing revenues. Existing IP laws provide limited protection, particularly in some foreign jurisdictions. Consequently, we may be unable to prevent unauthorized third-party use of our IP.

Enforcing claims against third-party infringement could be resource-intensive and unpredictable in outcome, potentially diverting resources and adversely affecting our operating results.

Client and customer complaints regarding our services or products could hurt our business.

We may receive client complaints regarding the quality of products and services acquired from or licensed by us. In the future, we may also receive correspondence from dissatisfied clients or customers seeking reimbursement, with some individuals threatening legal action if reimbursement is not provided. Moreover, we face the potential risk of product liability lawsuits from customers alleging injury due to perceived defects in our products or services and seeking substantial damages.

As participants in the product supply or distribution chain, we bear the risk of being held legally accountable for such issues. Furthermore, these claims may not fall within the coverage of our insurance policies. Litigation arising from such claims could prove costly, divert management attention, increase business expenses, or otherwise have a material adverse impact on our business, financial condition, and results of operations.

Any negative publicity stemming from client or customer dissatisfaction with our products, services, or websites could tarnish our reputation and diminish the value of our brand name. Such repercussions could have a material adverse effect on our business, financial condition, and results of operations.

Computer, website and/or information system breakdowns, as well as cyber security attacks, could affect our business.

Computer, website, and/or information system failures, along with cyber security breaches, have the potential to disrupt our ability to execute our business strategies. These disruptions may result in diminished revenue and/or reputational harm, which could significantly impact on our financial performance and the investments of our shareholders.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success depends on the efficient and uninterrupted operation of our BCI systems to be built. A failure of our network or data gathering procedures could impede services. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our facilities could result in interruptions of our operations. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business, financial condition and results of operations. To the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

We will depend on third-party providers for a reliable Internet infrastructure as well as other aspects of our technology and applications and the failure of these third parties, or the Internet in general, for any reason would significantly impair our ability to conduct our business.

We intend to outsource certain aspects of our online presence, server requirements, technology development, and data management to third-party providers. These providers will host the physical servers, ensuring power and security in multiple data centers across various geographic locations. However, the uninterrupted operation of these servers is contingent upon consistent access to the Internet.

Our business is vulnerable to disruptions that may arise from various factors, including natural disasters, the financial insolvency of third-party providers, or malicious electronic intrusions into the data centers. Moreover, we may face “denial-of-service” attacks, where unidentified individuals overwhelm our computer servers with data requests, leading to performance degradation. Identifying and neutralizing these attacks may pose challenges.

The failure of a third-party facility, interference with our Internet access due to general Internet equipment failure, or malicious cyber-attacks could significantly damage our business.

Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results.

Our business is dependent on our collaboration with our vendors. Our vendors or suppliers may fail to meet timelines or contractual obligations, which may adversely affect our business. There is no guarantee that we may maintain stable and long-term business relationships with any vendors or suppliers. If our vendors or suppliers refuse to have business with us and if we are not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business and results of operations and financial condition would be materially and adversely affected.

Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to provide tailored BCI services for our clients and customers, incorporating new developments and improvements in technology that translate into productivity improvements for our clients and customers, and our ability to develop products and other new service offerings that meet current and prospective clients’ and customers’ needs, as well as evolving industry standards, are critical to our success. Our competitors may develop services that make our offerings obsolete or may force us to decrease prices on our services, which can result in lower margins. Our ability to develop and implement up-to-date tailored services utilizing new technologies that meet evolving clients’ and customers’ technical specifications and requirements, in a timely or cost-effective manner, will impact our ability to retain and attract customers and our future revenue growth and earnings.

However, there can be no assurance that our services or products can meet prospective clients’ and customers’ needs and evolving industry standards. If we are unable to continue to execute our strategy and develop and expand our service offerings in a highly competitive and rapidly evolving environment, or if we are unable to commercialize such services and products and expand and scale them with sufficient speed and versatility, our growth, productivity objectives and profit margins could be adversely affected.

Technological developments may materially affect the cost and use of technology by our clients or customers. Customers may delay spending under existing contracts and engagements and entering into new contracts while they evaluate new technologies. Such delays can negatively impact our results of operations if the pace and level of spending on new technologies by some of our clients or customers is not sufficient to make up any shortfall from delays from other customers. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our services offering. If we do not sufficiently invest in new technology and adapt to industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our business, financial condition and results of operations, as well as our services and solutions and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

If we do not succeed in attracting new clients for our BCI services, we may not achieve our revenue growth goals.

Obtaining new clients is important for us to achieve rapid revenue growth. Our ability to attract new clients depends on a number of factors, including our ability to offer high quality tailored BCI services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new clients and to sell additional services to existing clients. If we fail to attract new clients or to grow our revenues from existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

Our investment costs incurred in developing our BCI system may not yield the intended results and can adversely impact our results of operations.

Our investments in BCI system may not yield the intended results, especially from our research and development. Research and development investments and the consequent adoption of new technology, patents, intellectual property and software products on an ongoing basis are essential elements of our business strategy. This helps us to move up the value chain and be a more relevant technology partner to our customers. While we strive to ensure that our research and development expenditure will yield a sustained customer base and increased revenue, customer buy-in for any new investments in research and development carries with it a possibility of not yielding expected investment results, thereby hampering our growth prospects.

The AI industry faces its own risks and changing and extensive regulations.

Our BCI system utilizes AI algorithms to control external devices. As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-powered product become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI-powered services and products.

The development and adoption of generative AI technologies are still in their early stages, and their commercial viability is uncertain. There is a risk that the demand for connectivity solutions for such technologies may not meet our expectations or that market acceptance may be slower than anticipated. Failure to achieve widespread acceptance and generate significant revenues from generative AI technologies could negatively impact our financial condition and results of operations.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AI generated content (“AIGC”) products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools—whether because we cannot identify the rights holder or for any other reason—we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users.

The regulatory landscape surrounding generative AI technologies is evolving, and there is currently significant uncertainty as to whether governmental authorities, self-regulatory institutions or other regulatory authorities will take additional action to curtail the development or use of generative AI technologies. Moreover, laws, regulations or industry standards that develop in response to generative AI technologies may be burdensome or may prohibit the deployment of generative AI technologies for one or more uses, any of which could result in lower than anticipated demand for our services or products.

The AI technologies we are incorporating into certain of our services or products and processes may present business, legal, and reputational risks.

We plan to use AI technologies in certain of our products and processes. The use of AI has recently become the source of significant media attention and political debate. The introduction of AI technologies, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. For example, AI technologies can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to liability. We may also not identify inaccurate information, which may expose us to liability. Laws, regulations or industry standards that develop in response to the use of AI may be burdensome or may significantly restrict the deployment of AI, particularly generative AI technologies, in our services or products.

We may use AI technologies from third parties, which may include open-source software. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs. These AI technologies also may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection and may also lead to the unintended consequences of using AI discussed above. The intellectual property ownership and license rights surrounding AI technologies as well as data protection laws related to the use and development of AI are currently not fully addressed by courts or regulators. The use or adoption of AI technologies into our services or products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringement.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

In conducting our business, we may process and transmit sensitive business information and personal information about our clients, their customers and other parties. We may be a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we need to proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information.

We also rely on third-party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.

Our computer systems and the computer systems of our clients could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ information, lost revenue and reputational harm.

We may be subject to privacy, data protection and information security laws in the jurisdictions in which we operate.

Any potential security breaches and cyber-attacks can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits, legal liability, loss of clients and damage to our reputation. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information.

We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force. Although we will take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.

Risks Related to Our Operation

Uncertainties and risks accompany our strategy to divest our professional education business and STEM education business.

Professional education business and STEM education business have long been drivers of our growth. In 2022 and 2023, revenues generated from our professional education business and STEM education business represented a significant portion of our total revenues. Upon the Divestiture 2024, we were primarily focused on providing IT-focused supplementary STEM courses for young children aged between three and eighteen. Upon the Disposition 2025, we divested our STEM education business. See “Item 4. Information on the Company—A. History and Development of the Company” for more details. In addition, our strategy of Divestiture 2024 and Disposition 2025 is largely based on our management’s assessment of our core strengths, business objectives, resource allocation, and likelihood of success for different business models. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from the Divestiture 2024 and the Disposition 2025.

We generated net income in 2023, and incurred net loss in 2024 and 2025. Our historical financial and operating results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

We generated net income of RMB10.4 million in 2023, incurred net loss of RMB587.1 million in 2024, and generated net income of RMB1,718.9 million (US$245.8 million) in 2025. In particular, upon the consummation of the Divestiture 2024 and the Disposition 2025, we had divested the professional education business and STEM education business, which represented a strategic shift that has a major effect on our results of operations. Our remaining business after the Divestiture 2024 and the Disposition 2025 has been reclassified as continuing operations. For our continuing operations, we incurred net loss of RMB11.5 million in 2023, RMB13.9 million in 2024, and RMB40.0 million (US$5.7 million) in 2025. We cannot assure you that we will be able to continue to generate positive net income in the future. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the strategic shift we took and the risks and difficulties we may encounter in this evolving industry. We may not achieve the desired benefits from the strategic shift and we may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, or by reducing our operating expenses, especially our selling and marketing expenses, as a percentage of our net revenues. We intend to continue to invest in our branding and marketing activities to attract new students, and improve our online learning modules to enhance student experience. We cannot assure you that we will be successful in these efforts, and we may incur net losses for a period of time in the future.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Our business may be adversely affected by a downturn in the global or Chinese economy. COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, the Iran war and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for our services, which could materially and adversely affect our financial condition and results of operations.

Our business depends on the market recognition of our brands, and if we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

We believe that the market recognition of our brand has significantly contributed to the success of our business and believe that maintaining and enhancing the reputation of our brand is critical to sustaining our competitive advantage. Our ability to maintain and enhance our brand recognition and reputation depends primarily on the perceived effectiveness and quality of our courses as well as the success of our marketing and promotion efforts. As we continue to grow and expand into new course areas, we may not be able to maintain the quality and consistency of our educational services as we did in the past. We have devoted significant resources to promoting our courses and brands, including internet-based marketing and advertising, traditional media advertising, press conferences and program launch events. However, our marketing and promotion efforts may not be successful or may inadvertently negatively impact our brand recognition and reputation. For example, if any governmental authority or competitor publicly alleges that any of our advertisements are misleading, our brand reputation may be adversely impacted. If we are unable to maintain and further enhance our brand recognition and reputation and increase awareness of our courses, or if we incur excessive marketing and promotion expenses, our results of operations may be materially and adversely affected. If we are unable to sustain our brand image, we may not be able to maintain premium tuition fees over our competitors, which may further exacerbate the extent of any adverse effect on our results of operations. Furthermore, any negative publicity relating to our company or our courses and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, the Cyberspace Administration of China, the Ministry of Public Security, and the State Administration for Market Regulation have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company-B. Business Overview-Government Regulations-Regulations on Internet Information Security and Privacy Protection.” The following are examples of certain PRC regulatory activities in this area:

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

Although we commenced operations in 2002, our significant business growth and expansion began in 2009. Our previous focus had been providing professional education services since the inception of our business. In 2015, we launched STEM education courses targeting young children aged between three and eighteen to supplement our offerings. In December 2023, we entered into an equity transfer agreement to dispose of our professional education business. The Divestiture 2024 had been closed in 2024. In 2025, we completed the Disposition 2025 and ended our STEM education services. See “Item 4. Information on the Company-A. History and Development of the Company” for more details.

Our business and our prospects must be evaluated in light of the risks and uncertainties encountered by companies at a comparable stage of development. Furthermore, our results of operations may vary from period to period in response to a variety of other factors, including general economic conditions and regulations, government actions pertaining to our business sector in China, our ability to control cost of revenues and operating expenses and non-recurring charges incurred in connection with acquisitions, divestitures or other extraordinary transactions or under unexpected circumstances. Due to the above factors, some of which are beyond our control, our historical financial and operating results may not be indicative of our future performance, and you should not rely on our past results or our historic growth rates as indicators of our future performance.

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

In February 2014, we adopted a 2014 share incentive plan with a term of ten years. In February 2024, we adopted a 2024 share incentive plan, or the 2024 Plan. Pursuant to the share incentive plans, we issued, and may continue to issue, options, restricted shares and restricted share units to our qualified employees, directors and consultants on a regular basis. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Plan, or the Award Pool, is 3,500,000, provided that the shares reserved in the Award Pool shall be increased on the first day of each calendar year, commencing on January 1, 2025, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year. As a result of grants and potential future grants under the share incentive plans, we have incurred and will continue to incur share-based compensation expenses. As of December 31, 2025, the unrecognized compensation cost related to unvested options and non-vested shares amounted to RMB nil million (US$ nil million), respectively, which will be recognized over a weighted average period of nil year, respectively. Expenses associated with share-based compensation awards granted under our share plan may reduce our future net income. However, if we limit the size of grants under our share plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Risks Related to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, to the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries. Also see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources- Holding Company Structure.”

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

Any limitation on the ability of our subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “-Risks Related to Doing Business in China-We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a mainland China ‘resident enterprise’ for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-mainland China shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.

The legal system of mainland China is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the government of mainland China began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in mainland China. Our subsidiary in mainland China are subject to various laws and regulations of mainland China generally applicable to companies in mainland China. However, since these laws and regulations are relatively new and the legal system of mainland China continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

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

We conduct our business primarily through our PRC subsidiary. Our operations in China are governed by PRC laws and regulations. The legal system in China is a civil law system based on statutes. Unlike common law systems, it is a system in which decided legal cases may be of reference value but have less precedential value. The legal system in China evolves rapidly with little advance notice, and the interpretations of laws, regulations, and rules may contain uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, any litigation may be protracted and result in substantial costs and diversion of resources and management attention.

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

We do not believe that TCTM meets all of the conditions above and thus we do not believe that TCTM a mainland China resident enterprise, despite the fact that all of the members of our management team as well as the management team of our offshore holding company are located in mainland China. However, if the PRC tax authorities determine that VisionSys AI Inc (formerly known as TCTM Kids IT Education Inc. and Tarena International, Inc.) is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to mainland China enterprise income tax reporting obligations. Second, although dividends paid by one mainland China tax resident to another mainland China tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities, have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any mainland China enterprise or enterprise group and treated as resident enterprises for mainland China enterprise income tax purposes.

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

Pursuant to the Overseas Listing Regulations, companies in mainland China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of the intended listing. The Overseas Listing Regulations also provides that a company in mainland China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC in connection with the historical offerings, but these companies are required to fulfill filing obligations with the CSRC in connection with their additional capital raising activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our historical offerings, but may be subject to the filing requirements for our future capital raising activities, if any, under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Regulations remain uncertain. There remain substantial uncertainties with respect to how the CSRC filing procedures under the Overseas Listing Regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offerings or other capital raising activities. For more details of the Overseas Listing Regulations, please refer to “Item 4. Information on the Company- B. Business Overview- Government Regulations-Regulations Relating to Overseas Listing and M&A.”

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

Regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiary’s ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our mainland China subsidiary, or otherwise expose us to liability and penalties under laws of mainland China.

The PRC State Administration of Foreign Exchange, or the SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require mainland China residents, including mainland China institutions and individuals, to register with the local branch of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by mainland China individuals, share transfer or exchange, merger, division or other material events. In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under laws of mainland China for foreign exchange evasion, including (i) the requirement by the SAFE to return the foreign exchange remitted overseas within a period specified by the SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our mainland China subsidiary who are held directly liable for the violations may be subject to criminal sanctions. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of the SAFE. The qualified banks, under the supervision of the SAFE, directly examine the applications and conduct the registration.

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

We have used our best efforts to notify all of our shareholders who are mainland China citizens and hold interests in us to register with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. However, in practice, different local SAFE branches and/or qualified banks may have different views and procedures on the application and implementation of SAFE regulations. Therefore, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch and/or qualified banks in full compliance with applicable laws. In addition, we may not be informed of the identities of all the mainland China residents holding direct or indirect interests in our company, and we cannot provide any assurances that these mainland China residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular No. 37, SAFE Notice 13 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are mainland China residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our mainland China subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other rules and regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with the SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a mainland China subsidiary of the overseas publicly listed company or another qualified institution selected by the mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company-B. Business Overview-Government Regulations-Regulations on Stock Incentive Plans.” We and our mainland China employees who have been granted share options and restricted share units are subject to these regulations and we have completed the registrations of our stock incentive plans with the local SAFE as required by laws of mainland China. Failure of our mainland China share option holders or restricted shareholders to complete their SAFE registrations may subject these mainland China residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in mainland China, limit our mainland China subsidiary’s ability to distribute dividends to us, or otherwise materially and adversely affect our business.

Regulation of direct investment and loans by offshore holding companies to mainland China entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offerings to make loans to our subsidiary in mainland China, or making additional capital contributions to our mainland China subsidiary, which could adversely affect our ability to fund and expand our business.

VSA is our offshore holding company conducting operations in mainland China through our mainland China subsidiary. Under laws and regulations of mainland China, we are permitted to utilize the proceeds from offshore offerings to make loans to our mainland China subsidiary, or to make additional capital contributions to our mainland China subsidiary, subject to applicable government registration and approval requirements. None of our loans to any subsidiary in mainland China can exceed the difference between its total amount of investment and its registered capital approved under the laws of mainland China or three times of the net assets provided in the latest audited financial report of such subsidiary in mainland China, as applicable, and the loans must be registered with the local branch of SAFE. Our capital contributions to our subsidiaries in mainland China or establishment of new subsidiaries in mainland China shall be recorded with the Ministry of Commerce or its local counterpart.

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

In light of the various requirements imposed by the regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, including the SAFE rules and circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to existing and future loans by us to our mainland China subsidiary or additional capital contributions by us to our mainland China subsidiary, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could adversely affect our ability to fund and expand our business.

Our subsidiary in mainland China are subject to restrictions on paying dividends or making other payments to our holding company, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. As a result of the holding company structure, it currently relies on dividend payments from our subsidiaries in mainland China. However, the regulations of mainland China currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiary in mainland China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of mainland China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “-Governmental control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiary in mainland China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiary in mainland China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our ordinary shares and ADSs.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of mainland China. We receive most of our revenues in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our mainland China subsidiary. Shortages in the availability of foreign currency may restrict the ability of our mainland subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders.

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

Shareholder claims or regulatory investigations that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China, and without the consent of the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs -You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

If any of the PRC subsidiary were deemed as foreign invested enterprise under any such future laws, administrative regulations or provisions and any of our business were included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. If we or any of the PRC subsidiary is found to be in violation of any existing or future laws, administrative regulations or provisions of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take corresponding action regarding such violations or failures to such entities, such as:

●	order to immediately terminate prohibited investment activities and to take certain measures to return to the pre-investment status;

●	order to rectify within prescribed period and to take necessary measures to comply with such laws, administrative regulations or provisions;

●	revocation of such entities’ business licenses and/or operating licenses;

●	shutting down of our website, or discontinuance or restriction on any transactions between certain of our mainland China subsidiary with them;

●	fines, confiscation of the income from our mainland China subsidiary, or other requirements with which we may not be able to comply;

●	order to restructure our ownership structure, corporate governance and business operations; or

●	restriction or prohibition on our use of the proceeds of any financing outside mainland China to finance our business operations in mainland China, and other regulatory or enforcement actions that could be harmful to our business.

Any of the above penalties may result in a material and adverse effect on our business operation. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any laws, administrative regulations or provisions of mainland China, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us. Any of the above results, or any other significant unfavorable actions that might be imposed on us in this event, would have an adverse effect on our business, financial condition, results of operations and prospects. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to one hundred votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of April 22, 2026, our Class B ordinary shares represent 0.5% of our total issued and outstanding ordinary shares on an as-converted basis and entitle their holders to 32.0% of our total voting power.

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

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2025. No assurances can be given with regard to our PFIC status for the current taxable year or the foreseeable future because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

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

If we were treated as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations.”

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2025, in 2025. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2025. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2024 Plan. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a United States domestic issuer.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. We have been investigated by several law firms in the U.S. for potential securities claims in the past. VisionSys AI Inc (formerly known as TCTM Kids IT Education Inc. and Tarena International, Inc.) and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021, in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016, and November 1, 2019, related to the company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On January 18, 2022, VisionSys AI Inc (formerly known as TCTM Kids IT Education Inc. and Tarena International, Inc.) moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing was completed on May 19, 2022. While the motion to dismiss was pending, the plaintiffs and the company reached an agreement in principle to settle all claims. On July 13, 2022, the plaintiff filed a letter informing the court of the settlement in principle. On August 31, 2022, the parties filed a motion for preliminary approval of the proposed settlement agreement. Preliminary approval hearing took place on November 8, 2022, and the court reserved judgment on the motion pending submission of additional information. In December 2022, the parties submitted revised settlement materials to the court. On August 3, 2023, the court ordered additional revisions to the settlement papers, which the parties submitted on August 18, 2023. On September 5, 2023, the court granted preliminary approval for the settlement agreement with us. On September 9, 2024, the court granted final approval of the settlement. We cannot ascertain the final result of the class action, and our involvement in the class actions, whatever the final result may be, could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began our operations in Beijing in September 2002 through Beijing Tarena Technology Co., Ltd. In November 2012, we changed the name of Beijing Tarena Technology Co., Ltd. to Tarena Technologies Inc., or Tarena Tech. Tarena International, Inc., an exempted company with limited liability, was incorporated in the Cayman Islands in October 2003 and became our ultimate holding company. On April 3, 2014, our American depositary shares, or ADSs, began trading on Nasdaq under the ticker symbol “TEDU” in connection with our initial public offering.

We historically focused on the provision of IT and STEM education services before Divestiture 2024 and Deposition 2025. In recent years, we undertook a series of strategic transactions to streamline our operations and reposition our business. After the Divestiture 2024, our professional education business was discontinued, and our remaining operations were reclassified as continuing operations.

On January 10, 2024, we changed our ticker symbol from “TEDU” to “TCTM.” On February 21, 2024, we changed our corporate name to “TCTM Kids IT Education Inc.”

In 2024 and 2025, we further implemented strategic initiatives and corporate restructuring transactions to transition our business away from STEM education. We have transitioned away from our historical STEM education business and are currently focused on the development and commercialization of brain-computer interface technologies.

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

On July 22, 2025, we entered into a share sales and purchase agreement with First Winner Management Limited, a British Virgin Islands company (the “Buyer”), for the sale of all of our equity interests in our wholly owned subsidiaries, Kids IT Education Inc. and Tarena Hong Kong Limited (collectively, the “Targets”), to the Buyer. Pursuant to the Agreement, the Buyer agreed to acquire the Targets in exchange for nominal cash consideration of US$1.The Disposition 2025 was approved by our shareholders at an extraordinary general meeting held on August 25, 2025 and our STEM education business was divested after Disposition 2025.

On July 25, 2025, we entered into securities purchase agreements with certain purchasers, pursuant to which we agreed to sell up to an aggregate of 7,874,015 units, each unit consisting of one Class A ordinary share and one warrant to purchase one Class A ordinary share with an initial exercise price of $0.60 per share, at a price of $0.254 per unit for an aggregate purchase price of approximately $2 million. The warrants are exercisable immediately upon issuance and expire five years from the date of issuance.

On October 21, 2025, we engaged certain strategic advisors to support our business transition and development in artificial intelligence and blockchain-related areas.

On November 11, 2025, we entered into securities purchase agreements with certain purchasers, pursuant to which we agreed to sell 9,230,750 ADSs and accompanying Series A warrants to purchase up to 9,230,750 ADSs in a registered direct offering. The combined effective offering price for each ADS and the accompanying Series A Warrant was $1.30. The gross proceeds from the registered direct offering were approximately $12.0 million before deducting the placement agent’s fees and other estimated offering expenses. Each Series A Warrant is immediately exercisable, expires five years from the initial exercise date, and has an exercise price of $1.30 per ADS, subject to adjustment. The offering closed on November 13, 2025. Maxim Group LLC acted as the sole lead/exclusive placement agent in connection with the offering.

On November 13, 2025, we held an extraordinary general meeting of shareholders at which shareholders approved, and we subsequently implemented, among other matters, (i) a share consolidation pursuant to which every 50 issued and unissued Class A and Class B ordinary shares of a par value of US$0.00002 each would be consolidated into one share of the same class with a par value of US$0.001, (ii) an increase in our authorized share capital to US$10,000,000, and (iii) amendments to our dual-class share structure, including granting Class B ordinary shares 100 votes per share and providing for the conversion of Class A ordinary shares into Class B ordinary shares, and related amendments to our amended and restated articles of association.

On March 27, 2026, we entered into securities purchase agreements with certain non-affiliated institutional investors pursuant to which we agreed to sell 250,000 ADSs and 2,750,000 ADSs underlying pre-funded warrants in a registered direct offering. The combined effective offering price for each ADS and the accompanying Pre-Funded Warrant was $1.00. The gross proceeds from the offering were approximately $3.0 million before deducting placement agent’s fees and other estimated offering expenses. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until exercised in full, subject to customary beneficial ownership limitations. The offering closed partially on March 31, 2026 and the remaining on April 1, 2026. Univest Securities, LLC acted as the sole exclusive placement agent in connection with the offering.

On April 15, 2026, certain investors exercised their rights under the March 27, 2026 securities purchase agreement to purchase additional securities pursuant to an Additional Allocation provision. The Additional Allocation closed on April 16, 2026. In connection with the Additional Allocation, we agreed to issue an aggregate of 946,150 ADSs at a purchase price of $1.00 per ADS, resulting in gross proceeds of approximately $0.946 million, before deducting placement agent fees and other offering expenses.

Our headquarters is located in China. Our principal executive offices are located at Room 1501, 15F, Building A2, Yanjing Headquarters Base Yanjiao, Sanhe City, Langfang, Hebei 065201 The People’s Republic of China. Our telephone number at this address is +86(0316)83318177. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://www.visysai.com The information contained on our website is not a part of this annual report.

B.	Business Overview

We are in the process of repositioning our operations toward BCI technologies and related artificial intelligence-enabled healthcare, general wellness, rehabilitation, and biotechnology solutions.

Disposition of Prior Professional Education and STEM Education Businesses

Following the completion of Divestiture 2024 and Disposition 2025, we have fully divested our prior professional education and STEM education businesses and ceased all operations related thereto. As a result, the Company has undergone a strategic business transformation and is now focused exclusively on the development of brain-computer interface, or BCI, technologies and related businesses as described herein.

Brain-Computer Interface (BCI) Business

Our BCI business is expected to be centered on the development and application of core algorithms, as well as related software and hardware systems for brain-computer interaction. Through these capabilities, we intend to develop, procure, sell, and distribute BCI-enabled or BCI-adjacent products and solutions, and to provide related technical services.

Our Mission

Our mission is to use intelligent systems to connect technological innovation with practical applications and to provide individuals, institutions, and commercial organizations with technology-enabled solutions in healthcare, rehabilitation, general wellness management, and related fields. We believe that BCI technology may become an important interface between biological signals, artificial intelligence, software systems, hardware devices, and external control applications. However, our BCI business is still at an early stage, and the commercialization of BCI technologies remains subject to substantial uncertainty, including technological, regulatory, clinical, market acceptance, supply chain, intellectual property, capital, and execution risks.

BCI Technology Overview

BCI technology is generally intended to establish direct or indirect communication channels between the brain or nervous system and external devices. Depending on the technical design, application environment, and degree of invasiveness, BCI systems may be used to collect, process, decode, and translate neural or physiological signals into machine-readable commands or analytical outputs.

Potential applications of BCI technologies may include medical rehabilitation, mobility assistance, communication assistance, neurological monitoring, sensory support, sleep support, attention monitoring, stress relief, meditation, smart device control, human-machine interaction, neuroscience research, assisted living, and other consumer, medical, research, industrial, and professional scenarios. At present, commercial opportunities in the BCI sector are primarily concentrated in medical and healthcare-related applications. These may include, among other areas, functional rehabilitation, communication support, neurological disease-related monitoring and intervention, sensory assistance, and general wellness management. In the medical and rehabilitation field, BCI technologies may potentially support patients with functional impairments, neurological injuries, paralysis, speech impairment, or sensory impairment. In general wellness and wellness scenarios, non-invasive BCI-related or Electroencephalography-based devices (“EEG-based devices”) may be used in sleep support, attention enhancement, meditation, relaxation, stress management, wellness monitoring, and related applications. In industrial and professional scenarios, BCI-related systems may be used for brain state monitoring, fatigue monitoring, human-computer interaction, research testing, and data-driven technical services.

Our Business Strategy and Development Plan

In the near term, we intend to focus primarily on non-invasive BCI-related products and services with comparatively lower regulatory and technical barriers, including general wellness management, sleep support, attention monitoring, meditation devices, rehabilitation support products, EEG acquisition devices, and customized BCI-related technical services. In the medium to longer term, subject to technological progress, clinical validation, regulatory approvals, market acceptance, and availability of capital, we may explore more specialized medical and rehabilitation applications, including products and solutions related to functional rehabilitation, assistive devices, neurological monitoring, and other healthcare applications. We may also explore selected consumer, industrial, research, and overseas market opportunities where commercially feasible.

We are a holding company with no material operations of our own. We expect to conduct our BCI-related operations primarily through our subsidiaries, operating entities, and business teams. As our new business develops, we may establish or restructure subsidiaries, regional offices, technical teams, sales teams, supplier relationships, and cooperation arrangements to support our product development, procurement, marketing, technical service delivery, and regulatory compliance activities. Our BCI-related operations remain at an early stage, and revenue generated from such business has been limited to date.

Recent Business Development

On April 1, 2025, we entered into an intangible asset purchase agreement with Jennthen International Co., Limited, pursuant to which we agreed to acquire certain core algorithms and related software and hardware systems for brain-computer interfaces, which we refer to as the System. The System is designed to collect brainwaves, facial expressions, and head movements in real time and decode such signals through artificial intelligence algorithms to control external devices. Potential products and applications derived from the System may include active rehabilitation products, vision testing tools, brain state monitoring devices, electronic meditation devices, and other BCI-related products and solutions, with possible future applications in medical rehabilitation, assisted living, neuroscience, general wellness management, and related fields.

Following the acquisition of the System, we began preparing and launching service-based and product-based business activities leveraging the acquired technology. Our current business development activities include evaluating product-market fit, identifying application scenarios, communicating with potential clients and suppliers, exploring technical service contracts, assessing device procurement and sales opportunities, and developing internal business, technical, and market capabilities. Although we remain in the process of product research, development, testing, and commercialization, we have generated limited revenue from the provision of technical services.

BCI technology is currently developing rapidly and is characterized by high technical barriers, complex software-hardware integration requirements, evolving regulatory frameworks, and uncertain market adoption. We expect that our revenue may initially be generated from technical service contracts, sales of BCI-related devices, distribution of non-invasive BCI-related or EEG-based devices, and related technical support services. There can be no assurance that we will be able to generate substantial revenue, achieve profitability, obtain required regulatory approvals, or develop commercially successful BCI-related products or services.

According to market information included in our business planning materials, the global BCI market has been projected to grow over the coming years. However, market projections are inherently uncertain and should not be interpreted as an indication of our future performance. Our ability to benefit from any industry growth will depend on our technical capabilities, regulatory compliance, commercial execution, supplier relationships, customer acceptance, access to capital, competitive positioning, and ability to develop scalable business models.

Our BCI Technology and System

Our BCI-related business is based on the acquisition and intended application of core algorithms and related software and hardware systems. The System is designed to collect multimodal signals, including brainwave signals, facial expression signals, and head movement signals. Through AI-enabled algorithms, the System is intended to decode such signals and convert them into commands, outputs, or analytical information that may be used in connection with external devices or application systems.

The technical functions of the System may support the following areas: signal acquisition, signal processing, signal decoding, software-hardware coordination, user interaction, device control, system testing, system optimization, and related technical services. Depending on the application scenario, the System may be used to support rehabilitation assistance, general wellness monitoring, brain state monitoring, vision testing, electronic meditation, neuroscience research, or other human-machine interaction applications.

The development and commercialization of our BCI-related products and services will require continued technical testing, user testing, algorithm optimization, device adaptation, software development, hardware integration, supplier selection, customer validation, safety review, and compliance assessment. In certain medical or rehabilitation applications, additional clinical validation, product registration, medical device approval, institutional cooperation, or regulatory clearance may be required. The development cycle may be lengthy, and the actual performance, usability, safety, and market acceptance of our products and services may differ materially from our expectations.

We intend to continue improving the System and related applications through internal development, external cooperation, supplier partnerships, technical service projects, customer feedback, and potential research collaborations. Our ability to develop and commercialize BCI-related technology will depend on our ability to attract technical personnel, obtain sufficient financial resources, protect intellectual property, establish reliable supply chains, and respond to rapidly changing market and regulatory conditions.

Our Services and Business Model

Our BCI business is expected to include both a service-based business model and a product-based business model. At the current stage, our operations are still in the early phase, and our business model may continue to evolve as we test market demand, develop customer relationships, and expand our technical and commercial capabilities.

Service-Based Business Model

Under our service-based business model, we provide or intend to provide multimodal BCI signal decoding services and related technical services based on the technical specifications and application requirements of our clients. The scope of such services may include system development, testing, optimization, technical implementation, system maintenance, device adaptation, software-hardware integration, technical consulting, and other customized technical support services.

The objective of this service-based model is to help clients achieve stable BCI system operation tailored to their specific application scenarios. Potential clients may include internet technology companies, artificial intelligence startups, e-commerce platforms, medical institutions, rehabilitation institutions, research institutions, general wellness companies, smart device companies, and other technology-oriented enterprises in Asia and potentially other markets.

We expect to generate revenue from technical service contracts, customization projects, development services, system integration services, and maintenance or support services. Service fees may be determined based on project scope, technical complexity, development timeline, client requirements, resource allocation, and contractual arrangements. Because our service-based business remains in an early stage, our ability to generate recurring revenue, retain clients, and scale technical services remains uncertain.

Product-Based Business Model

Under our product-based business model, we intend to produce, procure, sell, distribute, or provide technical support for BCI-related or BCI-adjacent devices. These products may include EEG acquisition devices, smart bionic hands, sleep support devices, attention monitoring headbands, meditation devices, rehabilitation support devices, brain state monitoring devices, vision testing devices, and other non-invasive BCI-enabled or general wellness-related products.

At the current stage, we may purchase certain products, components, devices, or technical solutions from upstream suppliers based on market demand and then sell or distribute such products to business customers or end users. Our business personnel may identify customer needs, source relevant medical, general wellness, or BCI-related products from suppliers, and sell such products to business customers or other customers to generate revenue. We may also provide related technical support, maintenance, system adaptation, or customized services.

As our business scale expands, we may consider original design manufacturers (“ODMs”), original equipment manufacturers (“OEMs”), co-development, licensing, distribution, or other cooperation models. Such models may allow us to access product supply, manufacturing capacity, technical resources, brand cooperation opportunities, or market channels. However, these models may also expose us to risks relating to product quality, supplier dependence, manufacturing control, regulatory compliance, intellectual property ownership, warranties, after-sales obligations, and customer complaints.

Development Path of Our Business Model

At the current stage, we intend to focus on general wellness management products and services that can be commercialized more quickly than highly regulated invasive medical applications. These may include non-invasive products used for sleep support, attention monitoring, stress relief, meditation, rehabilitation training, wellness management, and related consumer or business applications. We believe such applications may allow us to test market demand, generate initial revenue, develop customer relationships, and build our internal business capabilities.

In the next stage, we may deepen our focus on medical and rehabilitation-related applications. This may include more specialized products and services targeting functional impairments, neurological disease-related rehabilitation, mobility support, vision-related testing, rehabilitation assistance, or assistive technology. These applications may require higher technical standards, medical cooperation, clinical testing, regulatory review, product registration, and post-market compliance. The development and commercialization of such products may require substantial time and capital.

In the longer term, if our technical capabilities, intellectual property portfolio, regulatory compliance capacity, and financial resources permit, we may explore more advanced applications, including BCI-related medical devices, assisted living systems, neuroscience applications, education-related products, gaming applications, smart home control, fatigue monitoring, and overseas market expansion. We may consider opportunities in Asia, Southeast Asia, the Middle East, Eastern Europe, or other emerging markets where our products or services may have commercial potential. Our long-term plans remain subject to substantial uncertainty, and there can be no assurance that any such initiatives will be successfully implemented.

Potential Application Scenarios

We believe BCI-related technologies may have a range of potential application scenarios. The following discussion describes areas that we may explore, but it should not be interpreted as confirmation that we currently offer all such products or services, that such products or services have received regulatory approval, or that such products or services will be successfully commercialized.

Medical Rehabilitation and Functional Assistance

BCI technology may potentially support medical rehabilitation and functional assistance by helping users interact with external devices, rehabilitation systems, assistive equipment, or monitoring tools. Potential applications may include mobility assistance, rehabilitation training, upper-limb or lower-limb functional support, smart bionic hands, exoskeleton control, and rehabilitation-related data monitoring. These applications may be relevant to patients with paralysis, limb impairment, neurological injury, stroke-related impairment, or other functional limitations.

At present, we are not a mature medical device company, and our medical rehabilitation-related business remains at an early stage. Any products or services that are classified as medical devices or used for medical diagnosis, treatment, rehabilitation, or clinical intervention may require registration, approval, clinical evaluation, or other regulatory procedures. We cannot assure investors that we will successfully develop, obtain approval for, or commercialize such products.

Communication Assistance

BCI technologies may potentially be used to assist individuals with speech or communication impairments by translating brain signals or other physiological signals into text, speech, commands, or other forms of communication output. Such applications may be relevant to patients with severe neurological diseases or loss of speech function. However, these applications are technically complex and may require substantial research, validation, device accuracy, user training, clinical support, and regulatory approval.

We may explore communication assistance-related applications in the future, but we have not yet established a mature commercial business in this area. There can be no assurance that we will be able to develop or commercialize communication assistance products or services.

Neurological Disease-Related Applications

BCI technologies may potentially be applied to monitoring, rehabilitation support, or intervention-related scenarios for neurological conditions, such as Parkinson’s disease, epilepsy, depression, Alzheimer’s disease, or other neurological or neuropsychiatric conditions. Such applications may involve brain signal acquisition, brain state monitoring, stimulation-related technologies, rehabilitation support, or data analysis.

These applications are subject to high technical, clinical, ethical, and regulatory requirements. If we seek to enter these areas, we may need to cooperate with medical institutions, research organizations, regulatory experts, and clinical professionals. We may also need to conduct clinical validation and obtain applicable approvals. We cannot assure investors that we will be able to enter or succeed in these areas.

Sensory Support and Testing

BCI-related or neurotechnology-related systems may potentially be used in sensory assistance, vision-related testing, auditory support, or other sensory-related applications. Some neurotechnology applications, such as cochlear implants, are already used in certain medical fields, while other applications, such as artificial vision or advanced visual assistance systems, remain technically challenging and subject to substantial development and regulatory requirements.

The acquired System may have potential applications in vision testing and related areas. However, our ability to commercialize such applications will depend on product development, technical validation, regulatory requirements, customer demand, and commercial partnerships.

General Wellness

In the near term, we expect to place greater emphasis on general wellness applications. These may include EEG-based sleep support devices, meditation devices, attention monitoring headbands, stress relief devices, wellness management devices, relaxation products, and general wellness products. Such products may target customers seeking self-improvement, wellness support, entertainment experience, preventive health management, or personal health-related monitoring.

general wellness products may have a shorter commercialization cycle than invasive or highly regulated medical devices, but they remain subject to product quality requirements, consumer protection laws, advertising restrictions, data privacy requirements, product safety standards, and other applicable regulations. We must ensure that any product claims are accurate, substantiated, and compliant with applicable laws. Failure to do so may expose us to customer complaints, regulatory scrutiny, product liability, reputational harm, or other adverse consequences.

Education, Entertainment, Gaming, and Smart Device Control

In the longer term, BCI-related technologies may have potential applications in education, entertainment, gaming, smart home control, and human-computer interaction. These applications may include attention training tools, memory enhancement training systems, mind-controlled toys, game controllers, smart device interaction systems, fatigue monitoring tools, or other user interaction devices.

These markets may offer broader consumer application opportunities, but they are also uncertain and competitive. Adoption may depend on product usability, affordability, user experience, content ecosystem, compatibility with external devices, privacy protection, and consumer trust. We cannot assure investors that these applications will become commercially viable for us.

Our Customers

We expect our potential customers may be classified into three principal categories: medical and rehabilitation customers, general health and wellness customers, and industrial or professional customers.

Medical and Rehabilitation Customers

Medical and rehabilitation customers may include hospitals, rehabilitation centers, medical technology companies, assistive device providers, research institutions, healthcare service providers, and other organizations focused on functional recovery, rehabilitation assistance, neurological monitoring, or assistive technologies. These customers may have strong demand for products and solutions that address functional loss, neurological impairment, mobility limitations, communication difficulties, or rehabilitation needs.

This customer group generally requires high product reliability, safety, technical accuracy, clinical relevance, regulatory compliance, after-sales support, and professional service capability. In addition, procurement processes may be longer and more complex than consumer markets. Where government procurement, insurance payment, medical reimbursement, or institutional approval is involved, commercialization may be affected by policy changes, budget constraints, reimbursement standards, hospital procurement rules, and regulatory approval procedures.

General Health and Wellness Customers

General Health and Wellness Customers may include individual consumers, wellness institutions, sleep management providers, meditation or stress relief service providers, education-related customers, smart device users, and other customers seeking self-improvement, entertainment experience, or preventive health management. These customers may be interested in non-invasive products with perceived benefits in sleep support, attention monitoring, stress relief, meditation, relaxation, wellness management, or personal health-related monitoring.

Products for this customer category may include EEG sleep support devices, mindfulness and stress relief headbands, meditation devices, attention improvement headbands, memory training systems, and other non-invasive devices. These products may be sold directly to consumers, through business-to-business channels, through distributors, or as part of general wellness or technology solutions. Consumer acceptance may depend on product safety, convenience, pricing, user experience, perceived effectiveness, brand credibility, and after-sales support.

Industrial and Professional Customers

Industrial and professional customers may include internet technology companies, artificial intelligence startups, e-commerce platforms, smart device companies, research institutions, industrial monitoring companies, professional training organizations, and other commercial partners requiring BCI-related signal acquisition, data decoding, human-machine interaction, or system integration services.

These customers may require customized technical services based on their own application scenarios. Their procurement decisions may depend on system stability, signal decoding performance, compatibility, scalability, data security, customization capability, service quality, and pricing. We intend to develop tailored BCI services for such customers, but our ability to attract and retain them remains uncertain.

Suppliers and Supply Chain

We expect our BCI business’ upstream supply chain to primarily include suppliers of signal acquisition hardware, sensors, software algorithms, device components and related technical services. These suppliers may support the procurement, development, integration and maintenance of our BCI-related products and services.

Core hardware components, including chips, electrodes, sensors, and signal acquisition modules, are important to product quality, signal accuracy, reliability, and user experience. These components may carry high technical barriers and may account for a significant portion of the value chain in certain BCI products. Software and algorithm suppliers are also important, as signal decoding efficiency, accuracy, responsiveness, and adaptability may determine whether BCI-related products and services can meet customer requirements. In more advanced medical or invasive scenarios, specialized manufacturing equipment, medical-grade materials, precision instruments, surgical support equipment, or clinical testing resources may also be required.

We are actively seeking to establish and maintain relationships with qualified suppliers. At the current stage, we may rely on third-party suppliers for certain products, components, devices, manufacturing support, or technical solutions. As our business develops, we may seek to strengthen our control over key technologies and supply chain resources, including through technology acquisition, internal development, supplier cooperation, ODM or OEM arrangements, strategic partnerships, or other commercial arrangements.

The BCI supply chain is evolving toward increasing domestic substitution, integrated software-hardware solutions, and system-level product offerings. Some suppliers may provide integrated solutions combining chips, algorithms, devices, and software systems. We may benefit from such industry trends if we can establish reliable supplier relationships and integrate external products or technologies into commercially viable solutions. However, our business may be adversely affected by supplier concentration, component shortages, price fluctuations, supplier delays, product defects, quality control failures, intellectual property disputes, regulatory non-compliance, or inability to replace suppliers on commercially reasonable terms.

Sales, Marketing, and Distribution

Our sales and marketing capabilities for the BCI business remain at an early stage. As our business develops, we intend to strengthen our business development, market expansion, technical support, customer service, and distribution capabilities. We may market our products and services to business customers, medical and rehabilitation institutions, research institutions, technology companies, general wellness channels, distributors, and selected end-user segments.

In the near term, we expect to focus on business-to-business opportunities, technical service contracts, supplier-based product sales, and selected general wellness or rehabilitation support products. We may use direct sales, distributor relationships, cooperation with suppliers, technology service partnerships, institutional cooperation, online channels, and other market development methods. In the future, if we develop or distribute consumer products, we may also explore e-commerce, offline channels, wellness institutions, rehabilitation service providers, or other sales channels.

If we choose to build an internal sales and marketing team, we may incur significant expenses and management costs. We may need to recruit personnel with technical, medical, regulatory, and commercial expertise. If we rely on third-party distributors, co-promoters, channel partners, or suppliers, our results may depend on their sales capability, customer relationships, compliance standards, and willingness to cooperate with us. There can be no assurance that we will establish effective sales, marketing, and distribution channels on commercially acceptable terms.

Research and Development

Research and development are expected to be important to the development of our BCI-related business. Our current and future research and development activities may include algorithm optimization, software development, hardware adaptation, system integration, product testing, user experience improvement, signal acquisition enhancement, device compatibility testing, data processing, technical service development, and application scenario exploration.

Because BCI technologies involve complex interactions among biology, software, hardware, artificial intelligence, signal processing, and user behavior, development work may be technically challenging and time-consuming. We may need to conduct repeated testing, iteration, and optimization before products or services can achieve stable performance. Development timelines and costs may exceed our expectations. Technical performance may not meet customer requirements or regulatory standards. Products may require redesign, additional testing, or further investment before commercialization.

We may also cooperate with external parties, including suppliers, research institutions, medical institutions, universities, commercial partners, technical consultants, and service providers. Such cooperation may help us access external expertise and resources, but it may also create risks relating to intellectual property ownership, confidentiality, development delays, quality control, compliance responsibilities, and dependence on third parties.

Our Competitive Strengths

We believe the following factors may support the development of our BCI-related business. However, these factors should be understood in light of the early-stage nature of our business and the significant uncertainties associated with the BCI industry.

Core Technology Assets. We have acquired core algorithms and related software and hardware systems for brain-computer interfaces. These assets provide a foundation for our initial entry into the BCI sector and may support the development of technical services, device-related applications, and future products. The System is designed to collect and decode brainwaves, facial expressions, and head movements using AI algorithms, which may support multiple application scenarios.

Policy Support. The BCI industry is supported by increasing policy attention, technological development, and market interest in China and other jurisdictions. Government policies in China have identified BCI and related technologies as areas of strategic scientific and technological development. Policy support may include funding, industrial guidance, research support, regulatory facilitation, and market development initiatives. However, policy direction may change, implementation may vary across regions, and policy support may not directly benefit us.

Market Potential. China and other Asian markets may provide a large potential application base for BCI-related rehabilitation, general wellness, elderly care, neurological disease-related support, and assistive technology products. Demand for rehabilitation assistance, health management, sleep support, stress relief, attention monitoring, and assistive devices may create potential commercialization opportunities. However, demand may not translate into customer adoption, revenue, or profitability for us.

Staged Commercialization Strategy. We intend to pursue a staged commercialization strategy. In the near term, we plan to focus on non-invasive general wellness and rehabilitation support products and services that may be more feasible for early commercialization. In the medium and longer term, we may explore specialized medical and rehabilitation applications that may have higher technical barriers but also higher regulatory and capital requirements. This staged approach may allow us to generate initial business experience while evaluating more advanced opportunities.

Supplier Ecosystem. We may benefit from the development of supplier ecosystems, including suppliers of sensors, electrodes, chips, EEG devices, software algorithms, and integrated BCI-related systems. As industry participants increasingly provide integrated software-hardware solutions, we may be able to cooperate with suppliers and partners to reduce development time and enter selected application scenarios. However, our dependence on suppliers may also create operational risks.

Listed Company Status. our status as a listed company may provide us with access to capital markets, visibility, and potential strategic cooperation opportunities. Subject to market conditions and regulatory requirements, we may seek financing, partnerships, acquisitions, licensing arrangements, or other strategic transactions to support our BCI business. There can be no assurance that we will be able to obtain sufficient capital or complete any strategic transaction on favorable terms.

Growth Strategies

Our growth strategy is expected to proceed through short-term, medium-term, and long-term stages.

Short-Term Strategy: General Wellness Management

In the short term, we intend to focus on non-invasive general wellness management products and services. These may include sleep support devices, attention monitoring headbands, meditation devices, stress relief devices, rehabilitation training devices, EEG acquisition devices, and other general wellness or BCI-adjacent products. We believe non-invasive products may have lower safety risks and shorter commercialization cycles than invasive medical applications, although they remain subject to product safety, data protection, advertising, consumer protection, and other compliance requirements.

Our short-term objectives are to test market demand, identify commercially viable products, establish supplier relationships, build sales channels, develop technical service capability, generate initial revenue, and strengthen market awareness. We may initially rely on procurement from suppliers, product distribution, technical service contracts, and business-to-business sales. As our scale increases, we may evaluate ODM, OEM, co-development, or licensing arrangements.

Medium-Term Strategy: Medical and Rehabilitation Applications

In the medium term, we intend to explore medical and rehabilitation-related applications with more specific functional needs. These may include rehabilitation assistance, mobility support, functional recovery, brain state monitoring, assistive devices, and other healthcare-related solutions. Target users may include patients with paralysis, limb impairment, visual impairment, neurological disease-related symptoms, or other functional limitations.

Medical and rehabilitation applications may offer meaningful commercial opportunities, but they also involve higher regulatory, technical, clinical, and capital requirements. Products classified as medical devices may require registration, testing, clinical validation, regulatory approval, quality management systems, and post-market compliance. We may need to work with medical institutions, rehabilitation centers, research organizations, suppliers, and regulatory consultants. We cannot assure investors that we will be able to develop, obtain approval for, or commercialize any medical products.

Long-Term Strategy: Broader BCI Ecosystem and International Expansion

In the longer term, subject to our technical progress, market acceptance, regulatory approvals, and financial resources, we may seek to develop a broader BCI ecosystem. This may include medical rehabilitation, assisted living, neuroscience applications, education, gaming, smart home control, fatigue monitoring, consumer electronics, and professional or industrial monitoring.

We may also explore selected overseas markets, including Asia and other emerging markets. In markets where regulatory barriers, patent restrictions, pricing pressure, or competitive conditions are more favorable, we may seek to introduce cost-effective rehabilitation devices, general wellness products, technical services, or education-related products. Any international expansion would require compliance with local product, medical device, data protection, consumer protection, advertising, import/export, tax, and other laws and regulations. We may face additional risks relating to foreign regulatory approvals, cultural differences, distribution channels, tariffs, intellectual property enforcement, currency fluctuations, and geopolitical factors.

Facilities

Our BCI business remains at an early stage and has not yet required substantial investment in large-scale manufacturing facilities. Our current operations are primarily focused on business development, technology evaluation, product research and development, supplier communication, technical services, and market development.

Our headquarters is located in Yanjiao, Hebei Province, China, where our management, technical, marketing, and administrative personnel are primarily based. As our business expands, we may establish regional subsidiaries, business teams, or offices in selected cities, including Beijing, Shenzhen, and Changsha. These planned regional structures may support market expansion, supplier management, technical cooperation, customer service, and business development. The establishment and timing of such regional operations will depend on business needs, regulatory requirements, capital availability, and management decisions.

Because our current product-based model may involve procurement, distribution, ODM, OEM, or supplier cooperation, we may not initially need to own or operate large manufacturing facilities. If we develop proprietary products or pursue medical device-related commercialization, we may need additional facilities, quality management systems, warehousing capacity, testing resources, or manufacturing arrangements. Such expansion may require additional capital expenditures and regulatory compliance.

Employees

We had a total of 7,024, 4,142, and 17 employees as of December 31, 2023, 2024, and 2025, respectively. As of the date of the report, we had 17 employees, including 3 employees in our information technology department and 14 employees in general and administration. We had 17 employees associated with our BCI-related operations as of the date of the report.

The following table sets forth the number of our employees by function as of the date of the report:

Function	Number of Employees
Information Technology Department	3
General and administration	14
Total	17

At the current stage, our employees primarily include management, technical, administrative, and business personnel. As our BCI business develops, we intend to recruit additional personnel in market development, sales, medical technology, hardware engineering, chip engineering, sensor engineering, algorithm development, AI engineering, software development, product management, regulatory compliance, supplier management, and general management. In particular, we expect that core research and development personnel, including hardware engineers, algorithm engineers, AI engineers, and medical technology specialists, will be important to our future development.

Our ability to attract, train, and retain qualified personnel will be critical to the development of our BCI business. The market for qualified technical personnel in AI, medical devices, signal processing, hardware development, software engineering, and biotechnology is competitive. We may not be able to recruit sufficient personnel on commercially reasonable terms, and any failure to do so may limit our ability to develop products, deliver services, manage suppliers, or expand our business.

As required by regulations in mainland China, we participate in various employee social security plans organized by municipal and provincial governments, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing fund plans. We are required under applicable laws to make contributions from time to time to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Intellectual Property

Intellectual property is important to the development and commercialization of our BCI-related business.

As of the date of this report, we do not hold any registered patents, trademarks, or other registered intellectual property rights. However, we intend to pursue intellectual property protection, including patent applications, trademark registrations, and software copyright registrations, as our BCI-related business develops and as commercially appropriate.

Our management recognizes that our current intellectual property portfolio in the BCI sector may be limited compared with larger technology, biotechnology, medical device, or AI companies. Our future development may be constrained if we cannot develop, acquire, license, protect, or enforce sufficient intellectual property rights. We may increase investment in intellectual property development and protection, including patent applications, software copyright registration, trademark registration, confidentiality measures, and internal intellectual property management systems. There can be no assurance that our intellectual property rights will be sufficient to protect our technologies or business model. Third parties may challenge our intellectual property rights, claim that our products or services infringe their rights, independently develop similar technologies, or use our confidential information without authorization. Litigation or disputes relating to intellectual property may be costly, time-consuming, and disruptive to our business. If we are unable to protect our intellectual property and trade secrets, our competitive position, revenue, and business prospects may be materially and adversely affected.

Technology Infrastructure, Data, and Cybersecurity

Our BCI-related business may involve the collection, processing, storage, transmission, and analysis of technical data, device data, physiological signals, user interaction data, and other information. Depending on the nature of the product or service, such data may include sensitive personal information, health-related information, biometric or physiological information, or confidential business information. As a result, reliable technology infrastructure, data protection, cybersecurity, and information management systems are important to our business.

We may rely on a combination of internally developed systems, acquired technologies, third-party software, cloud infrastructure, data hosting providers, technical service providers, and supplier systems to support our operations. We may also outsource certain aspects of our online presence, server requirements, technology development, data management, and system maintenance to third-party providers. The uninterrupted operation of these systems may depend on stable internet infrastructure, reliable third-party service providers, adequate cybersecurity controls, and effective internal management.

Computer system failures, software defects, server breakdowns, telecommunications failures, data loss, cyberattacks, malware, denial-of-service attacks, unauthorized access, human error, supplier failures, or natural disasters could disrupt our operations, damage our reputation, expose us to liability, or reduce customer trust. As we expand our BCI business, we may need to strengthen our data governance, cybersecurity, privacy compliance, technical infrastructure, system backup, access control, and incident response procedures.

Because AI and BCI-related products may involve sensitive data and evolving regulatory requirements, we may be subject to privacy, data protection, cybersecurity, information security, medical data, and AI-related laws and regulations in the jurisdictions where we operate. Failure or perceived failure to comply with such laws and regulations could result in regulatory investigations, fines, penalties, litigation, customer complaints, reputational harm, or changes to our business practices.

Government Regulation and Compliance

Our BCI-related business may be subject to complex and evolving laws and regulations in the jurisdictions where we operate or plan to operate. These may include laws and regulations relating to medical devices, consumer products, product safety, advertising, healthcare services, rehabilitation devices, AI, software, cybersecurity, data protection, personal information protection, biometric information, intellectual property, import and export, e-commerce, product labeling, consumer protection, and unfair competition.

Medical and rehabilitation-related products may be subject to medical device registration, product testing, quality management, clinical evaluation, manufacturing controls, distribution requirements, post-market surveillance, and adverse event reporting. The regulatory classification of a product may depend on its intended use, technical functions, product claims, risk level, and local regulatory interpretation. If any of our products or services are deemed to be medical devices or medical services, we may be required to obtain approvals, licenses, registrations, or certifications before commercialization.

general wellness products may be subject to less stringent regulatory requirements than medical devices, but they remain subject to product quality, safety, advertising, consumer protection, data privacy, and other compliance obligations. We must ensure that marketing claims for such products are accurate, substantiated, and not misleading. Any failure to comply with applicable requirements may result in product recalls, administrative penalties, customer claims, litigation, or reputational damage.

AI-related technologies are subject to increasing regulatory attention. Our BCI System utilizes AI algorithms to decode signals and support external device control or analytical outputs. AI algorithms may be flawed, biased, inaccurate, or incomplete. The use of AI in products and services may raise ethical, privacy, safety, intellectual property, and liability concerns. Regulatory frameworks governing AI technologies are evolving, and new laws, regulations, or industry standards may restrict or impose additional requirements on the development, deployment, or commercialization of AI-enabled BCI products and services.

We may also be subject to cybersecurity and data protection regulations if our systems collect, process, or transmit user information, physiological signals, health-related information, or other sensitive data. These laws may require us to obtain user consent, implement security measures, conduct data protection assessments, restrict cross-border data transfers, respond to user rights requests, or report security incidents. Compliance with these requirements may increase our operating costs and affect our product design, data practices, and commercial arrangements.

Because the regulatory environment for BCI, AI-enabled healthcare, and neurotechnology remains evolving, we cannot predict how current or future laws and regulations will be interpreted, implemented, or enforced. Changes in regulatory policy may increase our compliance costs, delay product development or commercialization, limit our product claims, restrict sales channels, require additional approvals, or prevent us from entering certain markets.

Competition

The BCI industry is emerging, technology-intensive, and highly competitive. We may face competition from global technology companies, biotechnology companies, medical device companies, AI companies, consumer electronics companies, rehabilitation technology providers, neuroscience startups, universities, research institutions, government-supported laboratories, and private research organizations. Some of our current or future competitors may have longer operating histories, greater brand recognition, stronger research and development capabilities, larger intellectual property portfolios, more established supplier relationships, deeper medical or regulatory experience, broader sales channels, stronger customer relationships, and greater financial, technical, and marketing resources than we do.

Competition may occur in several areas, including BCI signal acquisition, AI signal decoding, sensor technology, EEG devices, rehabilitation devices, general wellness devices, software platforms, medical device development, system integration, technical services, data analysis, and customer applications. Competitors may develop products or services that are more effective, reliable, affordable, user-friendly, or commercially accepted than ours. Competitors may also obtain key patents, regulatory approvals, supplier relationships, institutional partnerships, or sales channels before we do.

We believe the principal competitive factors in our target markets may include the following:

●	technical capability and accuracy of signal acquisition and decoding;

●	reliability, safety, and usability of products and services;

●	ability to integrate software, hardware, algorithms, and external devices;

●	strength of intellectual property protection;

●	ability to obtain regulatory approvals and comply with applicable laws;

●	quality and stability of supplier relationships;

●	speed and cost of product development;

●	access to technical, medical, and management talent;

●	brand recognition and customer trust;

●	ability to develop sales, marketing, and distribution channels;

●	pricing, cost control, and after-sales support; and

●	ability to adapt to evolving industry standards and customer needs.

If we fail to compete effectively, our business, financial condition, results of operations, and growth prospects may be materially and adversely affected.

Seasonality

Because our BCI-related business remains at an early stage, we do not yet have sufficient operating history to determine whether our new business is subject to material seasonality. Sales of general wellness products, rehabilitation devices, technical services, or BCI-related products may be affected by procurement cycles, customer budgeting periods, product launch timing, regulatory approval timelines, distributor sales cycles, holidays, e-commerce promotional periods, healthcare institution purchasing schedules, and general market conditions. As our business develops, our quarterly results may fluctuate due to the timing of service contracts, product deliveries, supplier shipments, customer acceptance, regulatory approvals, marketing campaigns, and other factors. Investors should not rely on results from any particular period as an indication of future performance.

Insurance

Our BCI-related operations remain at an early stage, and our insurance coverage may not be sufficient to cover all risks associated with our current or future business. As of the date of this report, we have not obtained any insurance coverage specifically related to our BCI business operations. We may not maintain insurance policies that fully cover product liability, professional liability, cybersecurity incidents, business interruption, intellectual property disputes, regulatory proceedings, property damage, employee injury, customer claims, data breaches, clinical testing risks, or other operational risks.

As we expand into BCI-related products and services, particularly healthcare-related, rehabilitation-related, device-related, or general wellness-related applications, we may need to obtain additional insurance coverage. Such insurance may not be available on commercially reasonable terms, may contain exclusions or limitations, or may be insufficient to cover all potential losses. Any uninsured or underinsured loss, claim, litigation, regulatory action, product liability issue, service failure, cybersecurity incident, or damage to our systems or facilities could materially and adversely affect our business, financial condition, results of operations, and reputation.

Legal Proceedings

As of the date of this annual report, we are not aware of any material legal proceedings relating to our BCI business. From time to time, we may become involved in legal, administrative, regulatory, or other proceedings arising in the ordinary course of business, including disputes relating to contracts, suppliers, customers, products, services, employees, intellectual property, data protection, regulatory compliance, product quality, advertising claims, or other matters. Any such proceedings, if resolved adversely, may result in monetary damages, injunctions, penalties, product recalls, regulatory restrictions, reputational harm, increased compliance costs, or changes to our business practices. Even if we prevail, legal proceedings may be costly, time-consuming, and disruptive to management and operations.

Risk-Related Business Considerations

The development of our BCI business is highly speculative and subject to numerous risks and uncertainties, many of which are beyond our control. Although this Item 4 primarily describes our business, investors should also carefully review “Item 3. Key Information—D. Risk Factors” for a detailed discussion of the risks relating to our BCI business, AI technologies, product development, commercialization, intellectual property, data protection, cybersecurity, suppliers, customers, competition, and regulatory compliance.

Our actual commercialization progress may fall short of expectations, and market acceptance of our services or products may be limited. Despite our research and development efforts, we may encounter technical challenges, regulatory hurdles, supplier delays, insufficient customer demand, capital constraints, or implementation difficulties. BCI-based products and services remain nascent and unproven at scale. If users, developers, commercial partners, medical institutions, or consumers do not adopt our solutions as anticipated, our business prospects, financial performance, and competitive position could be adversely affected.

Implementation challenges may arise due to the need to integrate complex software and hardware systems, conduct user testing, optimize algorithms, adapt devices, and validate system performance. This process may lead to prolonged development cycles, higher costs, and deviations from our forecast assumptions. Delays or performance issues may affect our ability to achieve commercialization milestones.

We may be unable to develop a partner ecosystem, sales channels, marketing capabilities, or distribution relationships on acceptable terms. Our current sales and marketing capabilities remain limited. If we are unable to build internal sales capabilities or cooperate effectively with third-party distributors, suppliers, medical institutions, technology partners, or channel partners, we may be unable to generate expected revenue.

We depend on vendors and suppliers for products, components, systems, and technical resources. If our suppliers fail to meet timelines, quality standards, contractual obligations, or regulatory requirements, or if they refuse to continue doing business with us, our operations and financial results may be adversely affected. We may not be able to replace suppliers on commercially reasonable terms or in a timely manner.

Our ability to develop differentiated BCI services and products will affect our future growth. If we are unable to incorporate new technological developments, meet customer specifications, adapt to evolving industry standards, or commercialize new products and services with sufficient speed and scale, our growth, productivity objectives, and profit margins may be adversely affected.

Our investment costs incurred in developing our BCI system may not yield the intended results. Research and development investment, technology acquisition, patent development, software development, and product testing are important to our strategy, but customer adoption may not occur as expected. If our investments do not lead to sustained customer demand or revenue growth, our results of operations may be adversely affected.

AI technologies incorporated into our BCI-related products and processes may present business, legal, ethical, and reputational risks. AI algorithms may be flawed, incomplete, biased, inaccurate, or misinterpreted. Data used for AI systems may be incomplete, inappropriate, or subject to legal restrictions. AI-related products may raise privacy, safety, human rights, intellectual property, or ethical concerns. Evolving laws and regulations may impose additional compliance obligations or restrict certain uses of AI technologies.

Cybersecurity and data protection risks may also affect our business. We may process sensitive business information, personal information, physiological signals, or other data. Unauthorized access, cyberattacks, system failures, data breaches, or misuse of information may expose us to liability, regulatory action, customer claims, reputational harm, and increased compliance costs.

Conclusion of Business Overview

Our BCI-related business represents a significant strategic transition from our prior operations. The business is based on core algorithms and related software and hardware systems for brain-computer interfaces and is intended to support service-based and product-based commercialization opportunities in general wellness, rehabilitation support, medical technology, AI-enabled signal decoding, EEG devices, and related application scenarios. We intend to pursue a staged development strategy, beginning with non-invasive general wellness and technical service opportunities and potentially expanding into more specialized medical, rehabilitation, and international applications over time.

However, our BCI business remains at an early stage. We have limited operating history in this sector, limited current revenue, and significant execution risks. Our future performance will depend on our ability to develop and commercialize products and services, establish supplier and customer relationships, attract technical personnel, protect intellectual property, comply with evolving regulations, obtain necessary approvals, manage cybersecurity and data protection risks, build sales and distribution channels, and compete effectively in a rapidly developing and highly competitive industry.

PRC Regulations

Company Law

The formation, operation, and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress (SCNPC) on December 29, 1993 and became effective on July 1, 1994. The latest amendment of the PRC Company Law is dated December 29, 2023 (“Company Law (2023)”), which became effective on July 1, 2024. The PRC Company Law defines a “company” as a limited liability company or a joint stock limited company, both of which have the status of an enterprise legal person, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of their capital contributions or shareholdings.

Company Law (2023) further governs the formation, dissolution, organizational structure, capitalization, and social responsibility of a company, as well as the duties of officers and shareholders. Pursuant to Company Law (2023), all registered capital of a PRC limited liability company subscribed to by a shareholder must be fully paid for by such shareholder within five years from the date of the formation of the limited liability company, unless otherwise provided by applicable laws.

Regulations on Healthcare Services and Clinical Application of Medical Technologies

On December 28, 2019, the SCNPC promulgated the Basic Medical Healthcare and Health Promotion Law of the PRC, or the Basic Healthcare Law, which became effective on June 1, 2020.

Article 44 of the Basic Healthcare Law provides that the State implements classified administration over the clinical application of medical and healthcare technologies. Medical and healthcare technologies that involve high technical difficulty, high medical risks, and higher requirements for service capability and professional technical competence are subject to strict administration. Medical and healthcare institutions that conduct clinical applications of medical and healthcare technologies must ensure that such applications are compatible with their functions and responsibilities, and must follow the principles of science, safety, standardization, effectiveness, economy and ethics.

Brain-computer interface technologies, particularly invasive brain-computer interface technologies, such as implantable neural electrodes and deep brain stimulation devices, may fall within the category of medical and healthcare technologies involving high technical difficulty and high medical risks. Clinical applications of such technologies are therefore expected to be subject to strict state administration. Institutions conducting clinical applications of such technologies must be qualified medical and healthcare institutions and must complete independent ethical review procedures. Commercial companies, if not qualified as medical institutions, may not directly provide brain-computer interface-based clinical treatment services. Violation of the foregoing requirements may result in administrative penalties, including orders to cease relevant activities, confiscation of illegal gains and fines.

Regulations on Biosecurity and Biotechnology Activities

On October 17, 2020, the SCNPC promulgated the Biosecurity Law of the PRC, or the Biosecurity Law, which became effective on April 15, 2021.

Article 34 of the Biosecurity Law provides that the State strengthens safety administration over biotechnology research, development and application activities, and prohibits biotechnology research, development and application activities that endanger public health, damage biological resources, destroy ecosystems or biodiversity, or otherwise harm biosecurity. Biotechnology research, development and application activities must comply with ethical principles.

Brain-computer interface technologies involve the collection, decoding and potential intervention of neural signals and may constitute applications of biotechnology involving the human nervous system. Any brain-computer interface research or application that may cause damage to brain function, infringe human dignity, or endanger public health may fall within the scope of activities prohibited under the Biosecurity Law. Enhancement-oriented invasive brain-computer interface devices, such as devices designed to improve cognitive capabilities of healthy individuals, may be regarded as posing biosecurity risks if they are developed or applied without sufficient safety assessment and ethical review. Organizations engaging in brain-computer interface research should establish internal biosecurity and ethical review mechanisms.

Regulations on Medical Devices and Medical Device Distribution

On December 21, 2020, the 119th executive meeting of the State Council adopted the revised Regulations on the Supervision and Administration of Medical Devices, or the Medical Device Regulations, which became effective on June 1, 2021. The Medical Device Regulations were originally promulgated on January 4, 2000. Earlier versions of the Medical Device Regulations were amended in 2014 and 2017, and the 2020 revision constituted a comprehensive revision.

Article 6 of the Medical Device Regulations provides that the State implements classified administration over medical devices according to their risk levels. Class I medical devices refer to medical devices with low risk, whose safety and effectiveness can be ensured through routine administration, and are subject to product filing administration. Class II medical devices refer to medical devices with moderate risk, which require strict control and administration to ensure their safety and effectiveness, and are subject to product registration administration. Class III medical devices refer to medical devices with relatively high risk, which require special measures for strict control and administration to ensure their safety and effectiveness, and are subject to product registration administration. In evaluating the risk level of a medical device, factors such as intended purpose, structural characteristics and method of use must be considered.

Article 13 of the Medical Device Regulations provides that Class I medical devices are subject to product filing administration, while Class II and Class III medical devices are subject to product registration administration. Medical device registrants and filing applicants must strengthen whole-life-cycle quality management of medical devices and are legally responsible for the safety and effectiveness of medical devices during research and development, production, operation and use.

Article 45 of the Medical Device Regulations provides that medical device operation enterprises and users must purchase medical devices from medical device registrants, filing applicants, manufacturers or distributors with lawful qualifications. When purchasing medical devices, such enterprises and users must verify the qualifications of suppliers and the conformity certification documents of the medical devices, and establish purchase inspection record systems. Enterprises engaging in the wholesale of Class II and Class III medical devices and the retail sale of Class III medical devices must also establish sales record systems. Purchase inspection records and sales records must be true, accurate, complete and traceable, and must be retained for the period prescribed by the drug regulatory authority under the State Council.

The specific regulatory classification of brain-computer interface devices depends on their intended use and risk level. Brain-computer interface products used for non-medical purposes, such as general health management, entertainment or relaxation, and which do not claim any medical effect, may not be classified as medical devices. However, such products must not imply or advertise any medical effect. If product promotion includes statements such as “treatment,” “rehabilitation,” “symptom improvement” or similar medical claims, the products may be regarded as medical devices and may be required to complete medical device registration.

Non-invasive brain-computer interface devices used for assisted diagnosis, treatment or rehabilitation may generally be classified as Class II medical devices due to their moderate risk level, and product registration must be submitted to the provincial-level drug regulatory authority. Enterprises distributing such devices must complete relevant operation filing procedures. Invasive brain-computer interface devices, such as implantable neural stimulation chips and deep brain electrode systems, directly contact the central nervous system and involve higher risks. They are generally classified as Class III medical devices, and product registration must be submitted to the National Medical Products Administration. Enterprises distributing such devices must obtain a Medical Device Operation License.

Enterprises that produce or operate medical devices without obtaining the required registration certificates or operation licenses may be subject to penalties under the Medical Device Regulations, including confiscation of illegal gains, fines ranging from 15 times to 30 times the value of the products, and, in serious cases, revocation of licenses. Enterprises purchasing brain-computer interface devices must verify suppliers’ medical device production or operation licenses and product registration certificates and must retain relevant records.

On March 10, 2022, SAMR issued the revised Measures for the Supervision and Administration of Medical Device Operation, or the Medical Device Operation Measures, which became effective on May 1, 2022 and replaced the previous version issued by the former China Food and Drug Administration in 2014.

The Medical Device Operation Measures provide that classified administration applies to the operation of medical devices according to their risk levels. Operation of Class I medical devices does not require licensing or filing. Operation of Class II medical devices is subject to filing administration. Operation of Class III medical devices is subject to licensing administration. Enterprises engaging in the operation of Class II medical devices must file with the drug regulatory authority of the city divided into districts where they are located. Enterprises engaging in the operation of Class III medical devices must apply to the drug regulatory authority of the city divided into districts where they are located for a medical device operation license.

The Medical Device Operation Measures also require medical device operation enterprises to establish quality management systems and quality control measures covering the entire process of procurement, acceptance inspection, storage, sales, transportation and after-sales services, and to maintain relevant records. Such records must be true, accurate, complete and traceable. Enterprises engaging in the wholesale of Class II and Class III medical devices and the retail sale of Class III medical devices must also establish sales record systems.

Regulations on Science and Technology Ethics and Human Subject Research

On September 7, 2023, the Ministry of Science and Technology, the Ministry of Education, the Ministry of Industry and Information Technology and seven other authorities jointly issued the Measures for Ethical Review of Science and Technology Activities (for Trial Implementation), or the Ethical Review Measures, which became effective on December 1, 2023.

Article 2 of the Ethical Review Measures provides that ethical review must be conducted in accordance with the measures for the following science and technology activities: science and technology activities involving human research participants, including activities that use human beings as subjects of testing, investigation, observation or other research activities, as well as activities using human biological samples, personal information or data; science and technology activities involving experimental animals; science and technology activities that do not directly involve humans or experimental animals but may present ethical risks and challenges in areas such as life and health, the ecological environment, public order or sustainable development; and other science and technology activities that require ethical review under laws, administrative regulations or relevant state provisions.

The appendix to the Ethical Review Measures, namely the List of Science and Technology Activities Requiring Ethical Review Re-Examination, expressly provides that clinical research involving invasive brain-computer interface technologies for neurological and psychiatric diseases must undergo ethical review and ethical review re-examination.

Accordingly, any brain-computer interface research involving human testing or neural data collection, including testing of the effects of non-invasive devices where EEG data is collected, must be reviewed by an ethics review committee before commencement and must be subject to ongoing follow-up review during the research process. Clinical research involving invasive brain-computer interface technologies must undergo stricter ethical review re-examination procedures in addition to routine ethical review. If brain-computer interface-related human research is conducted without ethical review or after failing to pass ethical review, competent authorities may order cessation of the activities, issue public criticism, confiscate illegal gains and, in serious cases, pursue legal liability in accordance with applicable laws.

On February 18, 2023, the Ministry of Education, the Ministry of Science and Technology, the National Health Commission and another authority jointly issued the Measures for Ethical Review of Life Science and Medical Research Involving Human Beings, or the Human Research Ethical Review Measures, which became effective on February 18, 2023.

The Human Research Ethical Review Measures apply to ethical review of life science and medical research involving human beings conducted within mainland China. Such research includes activities using methods in physics, chemistry, biology and informatics to study human genes, tissues, organs, cells or individuals, as well as activities using epidemiology, sociology, psychology and other methods to collect, record, use, report or store materials relating to life science and medical research involving human beings. The measures require institutions conducting life science and medical research involving human beings to establish ethics review committees and set out detailed requirements relating to the duties, composition, review procedures and informed consent requirements of such committees.

Any brain-computer interface research involving human testing or human data collection must comply with the Human Research Ethical Review Measures.

Regulations on Brain-Computer Interface Research Ethics

In December 2023, the Artificial Intelligence Ethics Subcommittee of the National Science and Technology Ethics Committee formulated and released the Ethical Guidelines for Brain-Computer Interface Research, or the BCI Ethical Guidelines, for reference by relevant research institutions and researchers. Although the BCI Ethical Guidelines are not administrative regulations, they are authoritative guidance documents issued by the National Science and Technology Ethics Committee and may be used by ethics review committees and regulatory authorities as an important basis for review and supervision.

The BCI Ethical Guidelines define brain-computer interface technology as a new interdisciplinary technology that creates a direct information interaction channel between the human brain and external devices. The guidelines distinguish among non-invasive, invasive and interventional brain-computer interface technologies, and define key concepts such as restorative brain-computer interface technology, which is intended to help patients restore lost functions, and enhancement brain-computer interface technology, which is intended to enhance perception, cognition or motor capabilities of healthy individuals.

The BCI Ethical Guidelines establish six basic principles: protecting health and promoting well-being; respecting research subjects and ensuring appropriate application; upholding justice and fairness; managing risks and ensuring safety; ensuring information disclosure and informed consent; and supporting innovation while maintaining strict regulation.

The BCI Ethical Guidelines provide that brain-computer interface research must comply with applicable laws and regulations and must not disseminate false advertising or information inconsistent with the actual effects of brain-computer interface technologies. Research should primarily focus on restorative brain-computer interface technologies. Enhancement brain-computer interface technologies should be explored only on a limited basis, under strict regulation and where benefits are clear. Written informed consent must be obtained from research subjects or their guardians, and research subjects must be allowed to withdraw unconditionally at any stage. Private data such as EEG signals must be strictly protected in accordance with the Personal Information Protection Law and the Data Security Law.

For invasive brain-computer interface research, the BCI Ethical Guidelines require participation by clinical physicians, professional certification of devices, and sufficient safety and effectiveness verification in accordance with guidelines and standards applicable to surgical implants, active implants and related products. Such verification may include biocompatibility test reports, type testing reports, and large-animal safety and effectiveness reports. The guidelines expressly distinguish restorative brain-computer interface technologies from enhancement brain-computer interface technologies. Regulators take a prudent approach toward enhancement brain-computer interface technologies and require that such technologies not be applied hastily before relevant risks are properly addressed.

Regulations on Internet Information Security, Data Security and Privacy Protection

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective on November 1, 2021.

Article 28 of the Personal Information Protection Law provides that sensitive personal information refers to personal information that, once leaked or illegally used, may easily result in harm to the dignity of natural persons or harm to personal or property safety. Sensitive personal information includes biometric information, religious belief, specific identity information, medical and health information, financial accounts, individual location tracking information, and personal information of minors under the age of 14. A personal information processor may process sensitive personal information only where there is a specific purpose and sufficient necessity, and where strict protective measures are adopted.

Article 29 of the Personal Information Protection Law provides that the processing of sensitive personal information must be based on separate consent from the individual. Where laws or administrative regulations require written consent for the processing of sensitive personal information, such requirements must be followed.

Article 30 of the Personal Information Protection Law provides that where a personal information processor processes sensitive personal information, it must, in addition to general notification requirements, inform the individual of the necessity of processing such sensitive personal information and the impact on the individual’ s rights and interests.

Brain signals collected during the operation of brain-computer interface devices, such as electroencephalography, or EEG, signals, intracranial neural signals and local field potentials, may directly or indirectly identify natural persons and reflect their mental state, emotional changes and potential health status. Such information may therefore constitute typical biometric information and medical and health information, and thus sensitive personal information. Accordingly, any collection, storage, use, processing, transmission, provision or disclosure of neural data relating to brain-computer interface products or services must be conducted only after obtaining separate consent from the data subject. General authorization, default authorization or bundled authorization should not be used as a substitute for separate consent. Where medical use is involved, written consent may also be required.

In addition, individuals must be clearly informed of the necessity, method and scope of processing sensitive personal information, as well as the impact of such processing on their rights and interests. Strict protection measures must be adopted, including encryption, de-identification, access control and security audits. Where neural data of minors under the age of 14 is processed, separate consent must be obtained from their guardians, and the requirements under the Provisions on the Cyber Protection of Children’ s Personal Information must be followed. Serious violations of the foregoing requirements may result in fines of up to RMB 50 million or 5% of the previous year’ s turnover, and regulators may order suspension of relevant business, business rectification or revocation of relevant business licenses.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which became effective on September 1, 2021.

The Data Security Law establishes a classified and graded data protection system. Data must be protected according to its importance to economic and social development and the degree of harm that may be caused to national security, public interest or the lawful rights and interests of individuals and organizations if such data is tampered with, destroyed, leaked, illegally obtained or illegally used. Processors of important data must designate data security officers and management departments, conduct regular risk assessments of their data processing activities, and submit risk assessment reports to relevant competent authorities. In addition, without approval from competent PRC authorities, no domestic organization or individual may provide data stored within mainland China to foreign judicial or law enforcement authorities.

Large volumes of neural data, health data and user behavior data generated in brain-computer interface business operations may be classified as important data or core data, particularly where the data is large in scale or may involve national security or public interest. Data processors should establish data classification and grading systems and identify whether important data is involved. Where important data is involved, data security officers must be appointed, regular risk assessments must be conducted, and requirements relating to local data storage and cross-border data transfer controls must be strictly complied with. Any cross-border transfer of neural data must be handled in accordance with applicable requirements, including security assessment filings under the Measures for Security Assessment of Data Export or standard contract filing procedures. Data must not be transferred overseas without required approval or completion of applicable procedures.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017.

The Cybersecurity Law provides that network operators collecting and using personal information must follow the principles of legality, justification and necessity, disclose their rules for collection and use, clearly indicate the purpose, method and scope of collection and use, and obtain consent from the persons whose information is collected. Network operators must not collect personal information unrelated to the services they provide, must not collect or use personal information in violation of laws, administrative regulations or agreements with users, and must process personal information stored by them in accordance with laws, administrative regulations and agreements with users. Network operators must not leak, tamper with or destroy personal information collected by them. Without consent from the persons whose information is collected, network operators must not provide such personal information to others, except where the information has been processed in a manner that prevents identification of specific individuals and cannot be restored.

If brain-computer interface products are sold through internet platforms or if supporting software services are provided online, operators must comply with the Cybersecurity Law, establish cybersecurity protection systems, adopt technical measures to prevent cybersecurity risks, and must not illegally collect or leak users’ personal information.

Regulations on Cross-Border Data Transfers

On July 7, 2022, the Cyberspace Administration of China (CAC) issued the Measures for Security Assessment of Data Export, or the Data Export Measures, which became effective on September 1, 2022.

The Data Export Measures provide that where a data processor provides important data or personal information collected and generated during operations within mainland China to overseas recipients, the data processor must apply for a data export security assessment through the provincial-level cyberspace administration to the national cyberspace administration under any of the following circumstances: the data processor provides important data overseas; a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information overseas; a data processor that has cumulatively provided personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals overseas since January 1 of the preceding year provides personal information overseas; or other circumstances requiring security assessment as prescribed by the national cyberspace administration.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flows, which further clarified specific requirements and exemption scenarios for cross-border data transfer administration. Neural data involved in brain-computer interface business constitutes sensitive personal information. If such data is transferred overseas, the data processor must apply for data export security assessment or complete standard contract filing procedures in accordance with applicable requirements, and such data must not be transferred overseas without required approval or completion of applicable procedures.

Regulations on Advertising and Commercial Promotion

On October 27, 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, which became effective on February 1, 1995 and was amended in 2015, 2018 and 2021.

Article 4 of the Advertising Law provides that advertisements must not contain false or misleading content and must not deceive or mislead consumers. Advertisers are responsible for the truthfulness of advertising content and must not conduct false or misleading commercial promotion.

Article 16 of the Advertising Law provides that advertisements for medical services, pharmaceuticals and medical devices must not contain any assertion or guarantee of efficacy or safety; any statement of cure rate or effectiveness rate; any comparison with other pharmaceuticals, medical devices or medical institutions in terms of efficacy or safety; any recommendation or endorsement by advertising spokespersons; or any other content prohibited by laws or administrative regulations.

Article 46 of the Advertising Law provides that advertisements for medical services, pharmaceuticals, medical devices, pesticides, veterinary drugs and health food, as well as other advertisements that are required to be reviewed under laws and administrative regulations, must be reviewed by relevant authorities before publication. Such advertisements may not be published without review.

Brain-computer interface products that have not obtained medical device registration certificates must not advertise any medical effect. For registered medical devices, advertising content must be strictly consistent with the scope of application approved under the registration certificate. If products that have not obtained medical device registration certificates advertise medical effects, such advertisements may be deemed false advertising. Under Article 55 of the Advertising Law, penalties may include fines of three to five times the advertising expenses, or fines ranging from RMB200,000 to RMB1,000,000. In serious cases, the business license may be revoked.

On September 2, 1993, the SCNPC promulgated the Anti-Unfair Competition Law of the PRC, or the Anti-Unfair Competition Law, which became effective on December 1, 1993 and was amended in 2017, 2019 and 2025.

Article 9 of the Anti-Unfair Competition Law provides that business operators must not conduct false or misleading commercial promotion regarding the performance, functions, quality, sales status, user reviews, honors received or other aspects of their goods, in order to deceive or mislead consumers. Business operators must not assist other business operators in conducting false or misleading commercial promotion by organizing false transactions or other means.

Article 25 of the Anti-Unfair Competition Law provides that where a business operator violates Article 9 by conducting false or misleading commercial promotion regarding its goods, the supervision and inspection department may order the business operator to cease the illegal conduct and impose a fine of no more than RMB1,000,000. In serious cases, a fine ranging from RMB1,000,000 to RMB2,000,000 may be imposed, and the business license may be revoked.

If brain-computer interface products are sold or promoted with false or misleading statements regarding their performance or functions, such as exaggerating their effect on diseases or health conditions, such conduct may constitute both false advertising and false commercial promotion and may expose the business operator to administrative penalties, including revocation of its business license.

Regulations on Product Quality, Product Liability and Consumer Protection

On February 22, 1993, the SCNPC promulgated the Product Quality Law of the PRC, or the Product Quality Law, which became effective on September 1, 1993 and was amended in 2000, 2009 and 2018.

Article 4 of the Product Quality Law provides that producers and sellers are liable for product quality in accordance with the law.

Article 26 of the Product Quality Law provides that Producers are responsible for the quality of the products they produce. Products must not contain unreasonable dangers that threaten personal safety or the safety of another person’ s property. Products must possess the required performance for their intended use and must conform to the product standards indicated on the product or its packaging, as well as the quality conditions represented through product descriptions, physical samples or other means. Where a defective product causes personal injury or damage to property other than the defective product itself, the producer must bear compensation liability.

Article 33 of the Product Quality Law provides that sellers must implement purchase inspection and acceptance systems, verify product conformity certificates and other product marks, and take measures to maintain the quality of products sold. Sellers must not sell products that have been expressly eliminated and prohibited from sale by the State, or products that have expired or deteriorated. Where a product defect is caused by the fault of the seller and causes personal injury or property damage to another person, the seller must bear compensation liability.

Brain-computer interface products are electronic and electrical products, and both producers and sellers of such products must strictly comply with the Product Quality Law. When purchasing brain-computer interface devices, business operators must implement purchase inspection and acceptance systems and verify product conformity certificates and other product marks. If product quality defects cause personal injury to users, consumers may seek compensation from the seller or producer under the Product Quality Law. After compensating consumers, the seller may seek recovery from the producer or other suppliers if the defect is attributable to the producer or such other suppliers.

On October 31, 1993, the SCNPC promulgated the Consumer Rights and Interests Protection Law of the PRC, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended in 2009 and 2013.

The Consumer Protection Law provides that consumers have nine basic rights, including the right to safety, the right to know, the right to choose, the right to fair trade and the right to seek compensation in accordance with the law. Business operators that provide goods or services to consumers must observe social morality, operate in good faith, protect the lawful rights and interests of consumers, and must not make false or misleading publicity. Business operators must ensure that the goods or services they provide meet requirements for the protection of personal and property safety. For goods or services that may endanger personal or property safety, business operators must provide truthful explanations and clear warnings to consumers and must explain and indicate the proper method of using the goods or receiving the services, as well as methods for preventing harm.

If brain-computer interface products contain quality defects or insufficient instructions for use and cause personal injury or property damage to consumers, consumers may require sellers or producers to bear compensation liability. When selling brain-computer interface products, business operators must provide truthful and accurate product information, must not conceal potential risks that may endanger personal safety, and must provide after-sales services and complaint handling channels in accordance with applicable requirements.

On May 28, 2020, the SCNPC promulgated the Civil Code of the PRC, or the Civil Code, which became effective on January 1, 2021. Chapter IV of Book VII, Tort Liability, sets out the civil liability system for damages caused by defective products.

Article 1202 of the Civil Code provides that where a defective product causes damage to another person, the producer must bear tort liability. Article 1203 provides that where a defective product causes damage to another person, the injured person may claim compensation from the producer of the product or from the seller of the product. Where the defect is caused by the producer, the seller has the right to seek recovery from the producer after paying compensation. Where the defect is caused by the fault of the seller, the producer has the right to seek recovery from the seller after paying compensation. Article 1207 provides that where a person knowingly produces or sells a defective product, or fails to take effective remedial measures in accordance with the preceding article, thereby causing death or serious damage to health, the injured person has the right to claim corresponding punitive damages.

If brain-computer interface devices contain design defects, manufacturing defects or inadequate warnings or instructions, and users suffer personal injury or property loss during use, the seller may be required to bear tort compensation liability in accordance with the law. After compensating the injured person, the seller may seek recovery from the producer if the defect is attributable to the producer.

Regulations on E-Commerce

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019.

The E-Commerce Law applies to business activities involving the sale of goods or provision of services through information networks such as the Internet. E-commerce operators must complete market entity registration in accordance with the law, perform tax payment obligations in accordance with the law, and obtain administrative licenses where required by law. E-commerce operators must disclose information relating to goods or services in a comprehensive, truthful, accurate and timely manner, and must protect consumers’ rights to know and to choose. E-commerce operators must not engage in false or misleading commercial promotion by fabricating transactions, creating false user reviews or other means to deceive or mislead consumers.

If brain-computer interface products are sold through e-commerce platforms, including self-operated websites or third-party platforms, the operators must complete market entity registration in accordance with the law and continuously display their business license information and administrative license information relating to their business, if applicable, in a prominent position on the homepage. Operators within e-commerce platforms must also comply with platform rules and accept platform verification of their operating qualifications and products.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the PRC Copyright Law, effective in June 1991 and amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Computer Software Copyright Registration Procedures in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademarks

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the PRC Trademark Law most recently adopted by the State Council in 2014. The China National Intellectual Property Administration under the State Administration for Market Regulation handles trademark registrations and grants a term of ten years to registered trademarks, which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Patent

According to the PRC Patent Law promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date.

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

In May 2014, SAFE promulgated the Provisions on the Foreign Exchange Administration Rules on Cross-border Guarantee, which, along with the PRC Foreign Currency Administration Rules, provides that failure to register a cross-border guarantee may subject the violator to an order to rectify, a warning and a fine of no more than RMB300,000. In June 2016, SAFE promulgated SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among other things, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are genuine and in compliance with the foreign investment-related laws and regulations.

These circulars may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our subsidiaries in mainland China, and violations of these circulars could result in severe monetary or other penalties. See also “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - Regulation of direct investment and loans by offshore holding companies to mainland China entities and governmental control of currency conversion may delay or limit us from using the proceeds of offshore offerings to make loans to our subsidiary in mainland China, or making additional capital contributions to our mainland China subsidiary, which could adversely affect our ability to fund and expand our business.”

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from Beijing Wangwen, which is a wholly foreign-owned enterprise incorporated in mainland China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the Company Law, as amended respectively in 2004, 2005, 2013, 2018 and 2023, and the PRC Foreign Investment Law, which came into effect on January 1, 2020.

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

Regulations on Foreign Exchange Registration of Overseas Investment by Mainland China Residents

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued and effective on July 4, 2014, and its appendices, mainland China residents, including mainland China institutions and individuals, must register with the local branch of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by mainland China individuals, share transfer or exchange, merger, division or other material events.

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

In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the subsidiaries in mainland China of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its subsidiaries in mainland China. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under laws of mainland China for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are mainland China residents, and may apply to any offshore acquisitions and share transfers that we make in the future if our shares are issued to mainland China residents. We have requested mainland China residents currently holding direct or indirect interests in our company, to our knowledge, to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. We have used our best efforts to notify all of our shareholders who are mainland China citizens and hold interests in us to register with the local SAFE branch and/or qualified banks as required under SAFE Circular No. 37 and SAFE Notice 13. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - Regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiary’s ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our mainland China subsidiary, or otherwise expose us to liability and penalties under laws of mainland China.”

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, a regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China for the purpose of purchasing the assets of a domestic company and operating such assets; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules, among other things, purport to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by mainland China companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’ s securities on an overseas stock exchange.

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

On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain approval from the competent governmental authorities. In addition, the foreign investors of the company shall not be involved in the company’ s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on domestic securities investments by foreign investors.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in mainland China that directly or indirectly offer or list their securities in an overseas market, including a company in mainland China limited by shares and an offshore company whose main business operations are in mainland China and that intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in mainland China, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among other things, clarified that companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Regulations.

On February 24, 2023, the CSRC, jointly with other governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which became effective on March 31, 2023. Pursuant to the provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives systems. The “China-based companies” refer to companies in mainland China limited by shares that are directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. These China-based companies shall obtain approvals from the authorities and file with the competent confidential administration authorities when providing or publicly filing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly filing such documents and materials through their offshore listing entities. In addition, the China-based companies shall complete corresponding procedures when (i) providing or publicly filing documents and materials that may adversely affect national security and public interests to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly filing such documents and materials through their offshore listing entities, or (iii) providing accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals. These China-based companies are also required to provide written statements as to whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. If a China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials that may adversely affect national security and public interests have been leaked or have leakage risks, it should take remedial measures immediately and report to the authorities.

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other rules and regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a subsidiary in mainland China of the overseas publicly listed company or another qualified institution selected by the subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests, and fund transfers. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution, or any other material change. The mainland China agents must, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to SAFE or its local branch for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by the mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the mainland China agents before distribution to such mainland China residents.

We adopted three share incentive plans, namely, the 2008 Plan, the 2014 Plan and the 2024 Plan. Pursuant to the plans, we may issue options, restricted shares (or share appreciation rights or other similar awards) and rights to purchase restricted shares to our qualified employees, directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules, and we have completed the registrations of our stock incentive plans with the local SAFE as required by the laws of mainland China.

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in mainland China who exercise share options will be subject to mainland China individual income tax. Our subsidiary in mainland China have obligations to file documents related to employee share options with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by the laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress enacted the EIT Law, which was amended on February 24, 2017 and on December 29, 2018. Under the EIT Law and its Implementing Rules, enacted on December 6, 2007 by the State Council and amended on April 23, 2019, enterprises are classified as mainland China resident enterprises and non-mainland China resident enterprises. Mainland China resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside mainland China with its “de facto management bodies” located within mainland China is considered a mainland China “resident enterprise,” meaning that it shall be treated in a manner similar to a mainland China resident enterprise for enterprise income tax purposes. The Implementing Rules to the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise.

The State Administration of Taxation issued Circular 82 on April 22, 2009, as amended in December 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled and offshore-incorporated enterprise is located in mainland China, including: (a) the location where senior management members responsible for an enterprise’ s daily operations discharge their duties, (b) the location where financial and human resource decisions are made or approved by organizations or persons, (c) the location where the major assets and corporate documents are kept, and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the State Administration of Taxation issued a bulletin on July 27, 2011, effective from September 1, 2011, and amended respectively in 2015, 2016 and 2018, or Bulletin 45, providing more guidance on the implementation of Circular 82. Bulletin 45 clarifies certain matters, including the mainland China resident enterprise status determination, post-determination administration, and competent tax authorities. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the mainland China tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, mainland China enterprise groups, or mainland China or foreign individuals.

We do not believe that VisionSys AI Inc meets all of the conditions above, and thus we do not believe that VisionSys AI Inc is a mainland China resident enterprise despite the fact that all members of our management team as well as the management team of our offshore holding company are located in mainland China. However, if the PRC tax authorities determine that VisionSys AI Inc is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a mainland China ‘resident enterprise’ for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-mainland China shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Pursuant to the Hong Kong Tax Treaty and other applicable regulations of mainland China, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Hong Kong Tax Treaty and other applicable regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on Circular 81, the 5% withholding tax rate does not automatically apply, and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the dividends, and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the mainland China enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer is inappropriately entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to Circular 9, effective from April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors will be taken into account, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate. Such determination will be analyzed according to the actual circumstances of the specific cases. On October 14, 2019, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020. Circular 35 sets forth that non-resident enterprises and their withholding agents shall enjoy treaty benefits by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - We may not be able to obtain certain treaty benefits on dividends paid to us by our subsidiary in mainland China through our Hong Kong Subsidiary.”

On February 3, 2015, the State Administration of Taxation issued Public Notice 2015 No. 7, or Public Notice 7. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a mainland China “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to mainland China enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the “indirect transfer” as they have to make a self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. Circular 37 provides certain changes to the current withholding regime and amends certain provisions in Public Notice 7. There is little guidance and practical experience as to the application of Public Notice 7 or Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or Circular 37 or to establish that we should not be taxed under Public Notice 7 or Circular 37. The PRC tax authorities have the discretion under Circular 59, Public Notice 7 or Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

The State Administration of Taxation promulgated the Administrative Measures on the General Anti-Avoidance Rule (Trial), or GAAR Measures, on December 2, 2014, which shows the authority’ s intention to fight against tax avoidance schemes adopted to obtain unwarranted tax benefits without reasonable commercial purpose. A press release made by the State Administration of Taxation to clarify certain issues relating to the application of the GAAR Measures stated that the GAAR Measures may be applicable if any general tax-avoidance scheme exists in the offshore indirect transfer of equity interests. Since it is unclear how this set of measures, and any future implementation rules thereof, will be interpreted, amended and implemented by the governmental authorities, we cannot predict how these regulations will affect our business operations, future acquisitions or strategy.

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

Employment Laws and Social Insurance

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, social insurance, housing funds and other welfare.

The PRC Labor Contract Law, which became effective in January 2008 and was last amended in December 2012, and its implementation rules, impose more restrictions on employers and have been deemed to increase labor costs for employers, compared to the PRC Labor Law, which became effective in January 1995. For example, pursuant to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer must compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer must also indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008, employees who have served more than one year with an employer are entitled to paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated at three times their regular salaries for each waived vacation day.

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Funds, employers in mainland China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident funds.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this report:

D.	Property, Plants and Equipment

Our headquarters is located in Room 1501, 15F, Building A2, Yanjing Headquarters Base Yanjiao, Sanhe City, Langfang, Hebei 065201 The People’s Republic of China. We lease our offices from independent third parties

We believe that the facilities that we currently own or lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

ITEM 4. A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Financial Impact of the Divestiture 2025

On July 22, 2025, we entered into an agreement with First Winner Management Limited (“the Buyer”, a British Virgin Islands company) to sell 100% equity interests in its wholly-owned subsidiaries, Kids IT Education Inc. and Tarena Hong Kong Limited, for US$1. The transaction was approved at the Extraordinary General Meeting of Shareholders on August 4, 2025. The Divestiture 2025 was consummated at the end of October 2025. Upon consummation of the divestiture of the STEM education business, the Company has no ownership interest in STEM education business. The Company deconsolidated the financial statements of STEM education business from its consolidated financial statements since October 31, 2025.

The Divestiture 2025 represented a strategic shift and has had a major impact on the Company’s result of operations. Accordingly, assets, liabilities, results of operations, and cash flows related to STEM education business have been reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2024 and 2025, consolidated statements of operations and comprehensive (loss) income and consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025 have been adjusted to reflect this change. See Note 3 to our audited consolidated financial statements included in this annual report for additional information regarding the financial impact by the Divestiture 2025.

Key Components of Results of Operations for our Continuing Operations

Net Revenues

Currently, the Company conducts its continuing operations through its PRC subsidiary, primarily focusing on the BCI business. This business is operated by Beijing Wangwen.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Year Ended December 31,
	2023		2024		2025
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Brain-Computer Interface (BCI) revenue	—	—	—	—	1,039	149	100.0
Net revenues	—	—	—	—	1,039	149	100.0

For the years ended December 31, 2025 and 2024, revenue from Brain-Computer Interface (BCI) was RMB 1,039 (US$ 149) and nil, respectively. Net revenues increased significantly for the year ended 2025 compared to the prior year, primarily due to the disposal of our professional education business in March 2024, which historically contributed substantially all of our revenues. Following such disposal, our remaining operations are focused on the development of brain-computer interface technologies, which are currently in the early stage and have not yet generated significant revenues.

Cost of Revenues

Our cost of revenues from continuing operations primarily consists of procurement costs of brain-computer interface (“BCI”) equipment and related hardware components used in the delivery of our BCI products and solutions. To a lesser extent, our cost of revenues includes other direct costs associated with the deployment and delivery of such products. The following table sets forth a breakdown of our cost of revenues from continuing operations in absolute amounts and as percentages of net revenues from continuing operations for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Brain-Computer Interface (BCI) Cost of Revenues	—	—	—	—	810	116	78.0
Cost of revenues	—	—	—	—	810	116	78.0

Operating Expenses

Our operating expenses consist primarily of general and administrative expenses. The following table sets forth our operating expenses related to continuing operations in absolute amounts and as percentages of net revenues from continuing operations for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
General and administrative expenses	11,625	—	14,404	—	40,210	5,750	(3870.1)
Total operating expenses	11,625	—	14,404	—	40,210	5,750	(3870.1)

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

United States

Our wholly owned subsidiary in the United States, Medintel Technology Inc. (“VSA US”), is subject to U.S. federal and applicable state income taxes on its activities conducted in the United States. No provision for U.S. income taxes has been made in the consolidated financial statements as VSA US has incurred losses and had no assessable income since its inception to December 31, 2025.

Hong Kong

Our wholly owned subsidiary in Hong Kong, EverWin Group Limited (Hong Kong), is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as EverWin Group Limited (Hong Kong) has no assessable income since its inception to December 31, 2025.

Mainland China

Pursuant to the EIT Law and its implementation rules, which became effective on January 1, 2008, and amended on December 29, 2018 and April 23, 2019, respectively, VSA’s subsidiary in China has been qualified as “Small Profit Enterprises” upon its establishment in 2025, and therefore are entitled to enjoy a preferential income tax rate of 20% on 50% of the assessable profit before tax. From January 1, 2023 to December 31, 2027, 25% of the assessable profit before tax less than RMB3.0 million is subject to the tax rate of 20% for our subsidiary that is qualified as “Small Profit Enterprises”. Subject to the approvals from the tax authorities in certain location in mainland China, our subsidiary that is based in the location is required to use the deemed profit method to determine its income tax.

Results of Operations

The financial data for the years 2023 through 2025 have been prepared on a retrospective basis. As a result, such data may not be fully comparable to previously disclosed historical financial information, and comparability among the reporting periods presented may be affected.

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

	For the Year Ended December 31,
	2023		2024		2025
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Net revenues	—	—	—	—	1,039	149	100
Cost of revenues(1)	—	—	—	—	(810)	(116)	(78.0)
Gross profit	—	—	—	—	229	33	22.0
Operating expenses(1):
General and administrative	(11,625)	—	(14,404)	—	(40,210)	(5,750)	(3,870.1)
Operating loss	(11,625)	—	(14,404)	—	(39,981)	(5,717)	(3,848.0)
Interest income/(loss), net	31	—	(68)	—	(95)	(14)	(9.1)
Other income, net	—	—	—	—	1	—	0.1
Foreign currency exchange gain (loss), net	105	—	621	—	42	6	4.0
Loss before income taxes	(11,489)	—	(13,851)	—	(40,033)	(5,725)	(3,853.0)
Income tax benefit (expenses)	—	—	—	—	—	—	—
Net loss from continuing operations, net of income tax	(11,489)	—	(13,851)	—	(40,033)	(5,725)	(3,853.0)
Gain on disposal of Discontinued Operations	—	—	—	—	1,685,426	241,013	162,216.2
Net income/(loss) from discontinued operations, net of income tax	21,843	—	(573,251)	—	1,758,903	251,521	169,288.1
Net income (loss)	10,354	—	(587,102)	—	1,718,870	245,796	165,435.0

Notes:

(1)	There were no share-based compensation expenses in cost of revenues and operating expenses from continuing operations during the current period and the prior period.

The Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024

Net revenues

Our net revenues from continuing operations increased by 100% from nil in 2024 to RMB1 million (US$0.15 million) in 2025. The increase was mainly due to revenue generated by our newly incorporated subsidiary Beijing Wangwen during the year ended December 31, 2025.

Cost of Revenues

Our cost of revenues from continuing operations increased by 100% from nil in 2024 to RMB0.8 million (US$0.12 million) in 2025, in line with the commencement of revenue-generating activities. The increase was primarily attributable to the procurement of BCI equipment and related hardware components in connection with the initial commercialization of our BCI business.

Gross Profit and Gross Margin

Gross profit was RMB 0.23 million (US$0.03 million) in 2025, compared to nil in 2024. Our gross profit margin increased from nil in 2024 to 22.0% in 2025. The increase was primarily due to the launch of our BCI business in 2025. Following the disposal of our STEM business, prior period amounts have been recast, and no revenues from continuing operations were recorded in 2024.

Operating Expenses

Our operating expenses increased by 179.2% from RMB14.4 million in 2024 to RMB40.2 million (US$5.8 million) in 2025, primarily due to increases in general and Administrative Expenses.

General and Administrative Expenses. Our general and administrative expenses increased by 179.2% from RMB14.4 million in 2024 to RMB40.2 million (US$5.8 million) in 2025. The increase was primarily driven by various expenses incurred by Beijing Wangwen, the newly incorporated subsidiary, during 2025, including personnel-related expenses and other direct expenses associated with its brain-computer interface business. Secondly, the addition of intangible assets in the current period led to an increase in intangible asset amortization expenses.

Interest Loss

Our interest loss consisted of interest earned on our cash, cash equivalents and interest expense in commercial banks. Our net interest loss was RMB0.07 million in 2024 and RMB0.1 million (US$0.01 million) in 2025, with minimal variance.

Income Tax Benefit(expense)

We recorded income tax benefits of nil in 2024 and 2025, respectively.

The effective income tax rate of nil in 2025 was lower than the statutory income tax rate of 25.0% primarily because of (i) the impact of different tax rates in other jurisdictions, and (ii) the change in valuation allowance.

The effective income tax rate of nil in 2024 was lower than the statutory income tax rate of 25.0% primarily because of the impact of different tax rates in other jurisdictions

Net Loss from Continuing Operations

As a result of the foregoing, we incurred a net loss from continuing operations of RMB40.0 million (US$5.7 million) in 2025 as compared to a net loss for continuing operations of RMB13.9 million in 2024.

The Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023

Net revenues

Our net revenues from continuing operations was nil in 2024 and 2023, respectively.

Cost of Revenues

Our cost of revenues from continuing operations was nil in 2024 and 2023, respectively.

Gross Profit and Gross Margin

Our gross profit was nil in 2024 and 2023, respectively.

Operating Expenses

Our operating expenses, which consist solely of general and administrative expenses, increased by 23.9% from RMB11.6 million in 2023 to RMB14.4 million (US$2.1 million) in 2024. The increase was primarily attributable to an increase in impairment losses recognized during the reporting period, partially offset by reductions in personnel-related expenses and professional service fees.

Interest Income/(Loss)

Our net interest loss was RMB0.07 million in 2024 as compared to a net interest income for continuing operations of RMB0.03 million in 2023, with minimal variance.

Income Tax Benefits

Our income tax benefits nil in 2024 and 2023, respectively.

Net Income (Loss) from Continuing Operations

As a result of the foregoing, we incurred a net loss from continuing operations of RMB11.5 million in 2023 and RMB13.9 million (US$2.0 million) in 2024.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and issuance of Class A Ordinary Shares in 2025. As of December 31, 2025, we had RMB53.4million (US$7.6 million) in cash and cash equivalents. Our cash consists of cash in bank.

We believe that our current cash, cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

See “Summary of Significant Accounting Policies—Cash, cash equivalents” under Note 2(e) to our audited consolidated financial statements included in this annual report for information regarding the currencies in which cash and cash equivalents were held as of December 31, 2025.

The following table sets forth a summary of our cash flow for the periods indicated:

	For the Year Ended December 31
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net Cash provided by/(used in) operating activities from continuing operations	55,492	5,722	(22,827)	(3,264)
Net Cash used in operating activities from discontinued operations	(174,427)	(127,177)	(165,277)	(23,634)
Net Cash used in investing activities from continuing operations	—	(33,383)	(76,262)	(10,905)
Net Cash provided by/(used in) investing activities from discontinued operations	72,048	(57,660)	(190)	(27)
Net cash (used in)/provided by financing activities from continuing operations	(2,201)	(2,659)	185,820	26,572
Net Cash (used in)/provided by financing activities from discontinued operations	(33,580)	13,499	(46,291)	(6,620)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,447)	93	91,726	13,116
Net decrease in cash and cash equivalents	(84,115)	(201,565)	(33,301)	(4,762)
Cash, cash equivalents and restricted cash at the beginning of the year	373,967	289,852	88,287	12,625
Cash, cash equivalents and restricted cash at end of the year	289,852	88,287	54,986	7,863
Less: Cash, cash equivalents and restricted cash of discontinued operations	284,602	86,783	1,541	220
Cash, cash equivalents and restricted cash at the end of the year from continuing operations	5,250	1,504	53,445	7,643

Operating Activities

Net cash used in operating activities from continuing operations amounted to RMB22.8 million (US$3.3 million) in 2025. Net income from continuing operations was primarily adjusted for non-cash items, including depreciation and amortization of RMB3.8 million and impairment of long-lived assets of RMB21.0 million, a decrease in accrued expenses and other current liabilities of RMB5.9 million, as well as an increase in prepaid expenses and other current assets of RMB1.7 million.

Net cash provided by operating activities from continuing operations amounted to RMB5.7 million in 2024. It was primarily due to (a) a net loss from continuing operations of RMB13.9 million; (b) a decrease in prepaid expenses and other current assets of RMB31.5 million.; and (c) a decrease in accrued expenses and other current liabilities of RMB11.3 million.

Net cash provided by operating activities from continuing operations amounted to RMB55.5 million in 2023. It was primarily due to (a) a net loss of RMB11.5 million; (b) a decrease in prepaid expenses and other current assets of RMB108.2 million; and (c) a decrease in accrued expenses and other current liabilities of RMB41.1 million.

Investing Activities

Net cash used in investing activities from continuing operations was RMB76.3 million (US$10.9 million) in 2025, consisting of the purchase of intangible assets of RMB76.3 million.

Net cash used in investing activities from continuing operations was RMB33.4 million in 2024, consisting of loan provided to related parties of RMB33.4 million.

Net cash used in investing activities from continuing operations was nil in 2023.

Financing Activities

Net cash provided by financing activities from continuing operations was RMB185.8 million (US$26.6 million) in 2025, which was primarily attributed to issuance of Class A Ordinary Shares in connection with exercise of share options of RMB185.8 million.

Net cash used in financing activities from continuing operations was RMB2.7 million in 2024, which was primarily attributed to borrowings from a related party of RMB5.0 million, issuance of Class A Ordinary Shares in connection with exercise of share options of RMB0.1 million, prepayments of acquire non-controlling interests of RMB0.4 million and the repurchase of treasury stock of RMB7.4 million.

Net cash used in financing activities from continuing operations was RMB2.2 million in 2023, which was primarily attributed to the repurchase of treasury stock of RMB2.4 million.

The Company expects its liquidity position to be enhanced by a private placement entered into subsequent to year end, although there can be no assurance as to the timing or amount of proceeds to be received.

On March 11, 2026, the Company entered into a securities purchase agreement with certain investors for a private placement with aggregate gross proceeds of up to approximately $30.2 million, assuming full subscription. As of the date of this Annual Report, the Offering is still in progress, and the Company has not received any proceeds from the Offering.

Under the terms of the private placement, the Company has the discretion to determine whether the purchase price is settled in fiat currency or in cryptocurrencies. The Company has not yet determined the extent to which it will accept cryptocurrencies as consideration, and no cryptocurrencies have been received as of the date of this Annual Report.

To the extent that the Company elects to accept cryptocurrencies, the amount of usable liquidity generated from the offering may be subject to variability due to price fluctuations in such cryptocurrencies. In addition, the Company’s ability to convert cryptocurrencies into cash on a timely basis and at acceptable prices will depend on prevailing market conditions and liquidity in the relevant markets.

Accordingly, there can be no assurance that the Company will receive the full amount of the expected proceeds or that such proceeds will be received entirely in cash. The Company’s future liquidity position will depend on investor participation, settlement mechanics, and market conditions.

Material Cash Requirements

Capital Expenditures

Our capital expenditures are primarily related to purchase of software. Our capital expenditures were nil, nil and RMB76.3 million (US$10.9 million) in 2023, 2024 and 2025, respectively.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiary, Beijing Wangwen. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiary. If our wholly owned subsidiary or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiary to transfer cash (or assets). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong as we, our subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.” In addition, our mainland China subsidiary are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our mainland China subsidiary, being foreign-invested enterprises established in mainland China, are required to make appropriations to certain statutory reserves, such as a general reserve fund, which is appropriated from net profit as reported in their PRC statutory accounts. Each of our mainland China subsidiary is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital.

As a result of these laws and regulations of mainland China, as of December 31, 2025, we had RMB155.1 million (US$22.2 million) in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB413.3 million (US$59.1 million) to satisfy the maximum requirement of statutory surplus reserves for all of our subsidiary in mainland China as of December 31, 2025.

As of December 31, 2025, we had RMB56.0 million (US$8.0 million) in statutory development fund that is not distributable as cash dividends.

Upon completion of the Divestiture 2024 and the Disposition 2025, the statutory reserves were disposed of together with the divested businesses as of December 31, 2025. Accordingly, the statutory reserves attributable to the Company’s continuing operations as of December 31, 2025 were nil.

C.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2026 and ending on the date of this annual report that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

D.	Critical Accounting Estimates

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes; and (iii) fair value measurements. See “Summary of Significant Accounting Policies” under note 2 to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of Intangible Assets

We periodically review our intangible assets for impairment indicators to identify any events that may lead the carrying amount over its fair value. In the fourth quarter of 2025, the Company identified impairment indicators for its brain-computer interface software due to R&D delays, regulatory challenges, and significant revenue shortfalls. Consequently, a recoverability test was performed in accordance with ASC 360-10. The test indicated that the asset group’s carrying amount was not recoverable as it exceeded the sum of its undiscounted future cash flows.

The Company measured the impairment loss as the excess of the asset’s carrying amount over its fair value. Fair value was determined using an income approach (Level 3) based on management’s revised cash flow projections and a discount rate reflecting industry-specific risks and post-acquisition uncertainties.

As a result, an impairment loss of RMB21.0 million was recognized for the year ended December 31, 2025.

Taxation

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in the People’s Republic of China, Hong Kong, and the United States, the jurisdictions in which our subsidiaries operated in 2025. These estimates and judgements may result in adjustments of pre-tax income reported by our subsidiaries in these jurisdictions and filed with the relevant local tax authorities in accordance with applicable tax rules and regulations. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of December 31, 2024 and 2025, the deferred tax assets arising from continuing operations, net of a valuation allowance of nil and RMB2.6 million (US$0.4 million), respectively, were nil for each period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Tianlong Wang	40	Chief Executive Officer
Diyu Jiang	38	Chief Financial Officer
Xiaoyang Xie	44	Chief Technology Officer
Xiaoxia Wu	40	Independent Director
Xiaojing Ma	46	Independent Director
Zunfeng Tang	37	Independent Director

Tianlong Wang served as the Chief Executive Officer of the Company since December 2025. Before joining the Company, Mr. Tianlong Wang has held multiple positions at Youngor Group Co., Ltd. (SSE: 600177) from 2009 to 2025. Since 2018, he has served as vice general manager of Youngor Group Co., Ltd’s Beijing region, overseeing regional operations and strategic implementation, achieving consecutive years of double-digit growth. His responsibilities include developing regional strategies, leading digital transformation initiatives, managing financial budgets and risk, and coordinating brand promotion, capital market activities, and government relations. From 2015 to 2018, he was regional sales director of Youngor Group Co., Ltd, directing the company’s sales network in Beijing, expanding key clients and partnerships, and achieving over 35% growth in the company’s performance in Beijing during tenure. Earlier, he served as senior account manager/regional manager at Youngor Group Co., Ltd. He holds a Bachelor’s degree in Software Engineering from Hebei University (2005–2009).

Diyu Jiang served as the Chief Financial Officer of the Company since December 2025. Before joining the Company, Ms. Diyu Jiang served as assistant to the chairman and finance manager at Wanxiang Xinyuan Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange, from October 2024 to April 2025, assisting the chairman in strategic planning, leading the establishment of budgeting and business analytics systems, and representing the company in negotiations to expand financing channels. From August 2023 to October 2024, she was chief financial officer at Tengchuanrui Plastic Products Co., Ltd., leading comprehensive financial strategy planning, overseeing budgeting, cost control, and establishing an end-to-end financial control system. From March 2021 to July 2023, she served as chief financial officer at Hunan Qingqing Consulting Co., Ltd., where she was in charge of project-based financial management and the internal control system, oversaw overall financial operations and the finance team, and supported the company through multiple financing rounds. Earlier, from July 2019 to February 2021, she was senior audit manager at Hunan Zhichao United Accounting Firm, leading audit teams on annual audits and IPO projects for multiple A-share and H-share listed companies in China. She holds a Bachelor’s degree in Accounting from Xiangtan University (2007–2011). She is a Certified Public Accountant (China) and a Chartered Certified Accountant (ACCA).

Xiaoyang Xie served as the Chief Technology Officer of the Company since December 2025. Before joining the Company, Mr. Xiaoyang Xie served as director of human resources at Beijing Yunbaixun Technology Co., Ltd. from March 2019 to September 2025, where he led university-enterprise collaborations to establish efficient campus recruitment channels, enabling the batch hiring of core technical talent. He also designed and implemented a comprehensive employee training system covering corporate culture, business skills, and career development, significantly improving new hire retention and onboarding efficiency. As a core management team member, he contributed to major strategic planning, organizational transformation, and business restructuring initiatives. Prior to this role, he served as President/General Manager at Beijing Jinfang Times Technology Co., Ltd., and in sales management at Baidu Times Network Technology (Beijing) Co., Ltd. He holds a Bachelor’s degree in International Trade from Beijing University of Applied Technology (2000–2004).

Xiaoxia Wu has served as an Independent Director of the Company since December 2025. Ms. Xiaoxia Wu serves as a member of the nominating and corporate governance committee and the compensation committee, and the Chairman of the audit committee of the Board. Ms. Wu served as a human resources business partner at New Open Enterprise Management Group Co., Ltd. from May 2021 to January 2024. In this role, she conducted organizational diagnostics and optimized position systems to improve efficiency, led talent reviews and succession planning to strengthen workforce structure, and developed performance and incentive mechanisms to enhance organizational vitality. She was also responsible for directing annual recruitment plans and talent acquisition strategies. Earlier, she served as HR Manager at Tianyang Real Estate Co., Ltd. from January 2018 to November 2020, where she designed and implemented recruitment plans to strengthen the talent pipeline, established performance appraisal systems and HR policies, and oversaw employee relations, training, talent reviews, and general administrative matters, including management of fixed assets, licenses, and archives. She previously served as HR and administrative supervisor at PowerChina Real Estate Group Co., Ltd. from 2012 to 2017, and at Beijing Tianxing Aode Technology Co., Ltd. from 2009 to 2012. She holds a Bachelor’s degree in Public Administration from Hebei GEO University Huaxin College (2005–2009) and a certification as an Intermediate Economist (Human Resources) issued by the Ministry of Human Resources and Social Security of the PRC.

Xiaojing Ma has served as an Independent Director of the Company since December 2025. Ms. Xiaojing Ma serves as a member of the nominating and corporate governance committee and the audit committee, and the Chairman of the compensation committee of the Board. Ms. Ma has served as an independent consultant and educator at her personal education studio from 2012 to the present. In this role, she has overseen strategic positioning, curriculum design, and financial management, achieving sustained business growth by navigating complex regulatory environments and industry policy shifts. Earlier, she served as a Grade 9 Chinese Teacher and Homeroom Advisor at Xingtai Tao Xingzhi Middle School from 2007 to 2011, where she comprehensively managed class operations, served as the core liaison between stakeholders, and demonstrated exceptional organizational coordination and conflict resolution skills. She previously served as a Grade 9 Chinese Teacher at Nanhe Dongxing Middle School from 2005 to 2007. She holds a Bachelor’s degree in Chinese Language and Literature from Xingtai College (2000–2004).

Zunfeng Tang has served as an Independent Director of the Company since February, 2026. Ms. Zunfeng Tang serves as a member of the audit committee and the compensation committee, and the Chairman of the nominating and corporate governance committee of the Board. Ms. Tang has served as Senior Foreign Trade Specialist at Beijing Huamao Import & Export Co., Ltd. since March 2018, where she manages the North America and Europe markets and develops client relationships through online and offline channels. She has consistently generated new business opportunities and maintained stable annual sales exceeding US$3 million. In this role, she oversees key aspects of foreign trade operations, including client engagement, contract execution, production coordination, logistics arrangements and delivery management. Prior to this role, Ms. Tang worked at Beijing Jinglian Shangtong Trading Co., Ltd. from July 2012 to February 2018, where she served as Foreign Trade Assistant and later Foreign Trade Agent, supporting business development, managing trade documentation and independently developing clients in the Asian market. She holds a Bachelor’s degree in International Trade from Qingdao Qiushi Vocational College (2008–2011).

B.	Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB0.6 million in cash to our executive officers, and we paid an aggregate of RMB0.6 million in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan.”

As of December 31, 2025, amounts due to related parties mainly represented accrued but unpaid salaries to key management personnel. These balances were unsecured, non-interest bearing, and are expected to be settled in the normal course of business.

Name	Position	USD ’000	RMB ’000
Xiaoxia Wu	Director	2.5	17.5
Xiaojing Ma	Director	2.5	17.5
Tianlong Wang	CEO and Chairman	4.2	29.4
Diyu Jiang	CFO	4.2	29.4
Xiaoyang Xie	CTO	4.2	29.4
He Huang	Director (resigned on December 5, 2025)	22.9	160.1
Zhe Sun	Director (resigned on October 8, 2025)	18.1	126.6
Rojitkumar Singh Sorokhaibam	Director (resigned on February 9, 2026)	11.4	79.7
Linjing Xu	Director (resigned on December 19, 2025)	24.0	167.8
Robert L. Angell	CTO (resigned on December 5, 2025)	38.2	267.1
Heng Wang	CEO and Director (resigned on January 28, 2026)	41.7	291.6

Our PRC subsidiary in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable laws of mainland China and the health insurance policy, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plan

The 2024 Plan

We adopted the 2024 Plan in February 2024. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Plan is 3,500,000, provided that the shares reserved in the award pool shall be increased on the first day of each calendar year, commencing with January 1, 2025, if the unissued shares reserved in the award pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year, as a result of which increase the shares unissued and reserved in the award pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully diluted basis on December 31 of the immediately preceding calendar year. As of April 22, 2026, options to purchase 270,000 Class A ordinary shares are issued and outstanding under the 2024 Plan and 119,840 restricted share units were granted and outstanding under the 2024 Plan. The following paragraphs summarize the key terms of our 2024 share incentive plan.

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

Eligibility. We may grant awards to our employees, consultants or directors. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies, subsidiaries.

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

The 2014 Plan

As of April 22, 2026, other individuals as a group held outstanding options to purchase a total of nil Class A ordinary shares of our company, and held outstanding restricted share units to acquire a total of nil Class A ordinary shares of our company.

C.	Board Practices

Board of Directors

Our board of directors currently consists of three directors. A director is not required to hold any shares in our company. Subject to the rules of the NASDAQ Capital Market and disqualification by the chairman of the board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The board may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There is no age limit requirement for directors. The service agreements between us and the directors do not provide benefits upon termination of their services.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Xiaoxia Wu, Ms. Xiaojing Ma and Ms. Zunfeng Tang, chaired by Ms. Xiaoxia Wu. Each member of our audit committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have determined that Ms. Xiaoxia Wu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Xiaojing Ma, Ms. Zunfeng Tang and Ms. Xiaoxia Wu, chaired by Ms. Xiaojing Ma. Each member of our compensation committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Zunfeng Tang, Ms. Xiaojing Ma and Ms. Xiaoxia Wu, chaired by Ms. Zunfeng Tang. Each member of our nominating and corporate governance committee satisfies the “independence” requirements of Rule 5605(c)(2) of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fifth amended and restated memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information-B. Memorandum and Articles of Association-Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

Board Diversity

Board Diversity Matrix (April 22, 2026)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	3
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	0	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.	Employees

Our headquarters is located in Lanfang, Hebei Province, China, where our instructors, software engineers and certain general and administrative staff are based. We have divided our national network of learning centers into three regions, namely, northern region, southern region, and central and western region, and we have regional offices that are responsible for managing the daily operations of learning centers located within each territory.

We had a total of 7,024, 4,142 and 17 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the number of our employees, categorized by function, As of April 22, 2026:

Functions	Number of Employees
Information Technology Department	3
General and administration	14
Total	17

We had 17 employees associated with our continuing operations as of April 22, 2026.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares April 22, 2026, by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 1,553,767,388 ordinary shares outstanding as of April 22, 2026, comprising 1,546,561,329 Class A ordinary shares and 7,206,059 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
			Total	% of total	% of
			ordinary	ordinary	aggregate %
	Class A	Class B	shares on an	shares on as-	of aggregate
	ordinary	ordinary	as-converted	converted	voting
Directors and Executive Officers:**	shares	shares	basis	basis	power †
Tianlong Wang	-	-	-	-	-
Diyu Jiang	-	-	-	-	-
Xiaoyang Xie	-	-	-	-	-
Xiaoxia Wu	-	-	-	-	-
Xiaojing Ma	-	-	-	-	-
Zunfeng Tang	-	-	-	-	-
All directors and executive officers as a group	-	-	-	-	-
Principal Shareholders:
Learningon Limited (1)	2,193,000	7,206,059	9,399,059	0.61	31.88

*	Less than 1%.

**	The business address of all our directors and executive officers is: Room 1501, 15F, Building A2, Yanjing Headquarters Base Yanjiao, Sanhe City, Langfang, Hebei Province 065201 the People’s Republic of China

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to one hundred votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Each Class A ordinary share is convertible into one Class B ordinary share at any time after issuance, at the option of the holder and subject to Board approval.

(1)	Learningon Limited holds 100% of the Company’s Class B ordinary shares. Learningon Limited is 100% beneficially owned by Mr. Jintian Huang. Mr. Jintian Huang and Ms. Shaofen Weng are the two directors of Learningon, which does not have any executive officer. The registered office address of Learningon is the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, the British Virgin Islands.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to one hundred votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2014. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Each Class A ordinary share is convertible into one Class B ordinary share at any time after issuance, at the option of the holder and subject to Board approval.

To our knowledge, other than Mr. Jintian Huang, the ultimate shareholder of Learningon Limited, which held approximately 31.88% of the voting power of our Company as of April 22, 2026 and may exert significant influence over matters requiring shareholder approval, we are not owned or controlled, directly or indirectly, by any other corporation, foreign government or other natural or legal person, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

To our knowledge, April 22, 2026, a total of 5,578,944 unrestricted ADSs (among which 31,017 are the company’s treasury ADSs), equivalent to 1,394,736,000 Class A ordinary shares; and 23,149 restricted ADSs, equivalent to 5,787,250 Class A ordinary shares after a new ADS-to-share ratio change (from the previous ratio of one ADS to one Class A ordinary share to a new ratio of one ADS to 250 Class A ordinary shares) was effected in October 2025, representing 90.56% of our total issued and outstanding Class A ordinary shares as of such date. To our knowledge, there is one record holder in the United States which is CEDE & CO. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders in the United States. As of April 22, 2026, none of our Class B ordinary shares are held by any record holder in the United States.

For options and restricted share unit granted to our officers, directors and employees, see “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.	Related Party Transactions

Transactions with Shareholders and Affiliates

Disposal of interest in Gaohuiqiangxue. Gaohuiqiangxue Software (Hainan) Co., Ltd. is a wholly-owned subsidiary of the former VIE, Beijing Tarena, or the Target Company, through which we cooperate with universities and colleges in mainland China to offer joint-major degree programs and related peripheral services to colleges and students in accordance with the higher education reform policies of each province, or the Target Business. On April 28, 2023, we entered into agreements to dispose of our controlling interest in the Target Business to a consortium led by Beijing Weike Xinneng Education Technology Ltd, or Beijing Weike. Mr. Shaoyun Han, our former chairman, is member of the investor consortium and has an interest in the disposal of the Target Business. Pursuant to the agreements entered into on April 28, 2023, Beijing Weike invested RMB43,750,000 in the Target Company in exchange for 70% of the equity in the Target Company and Mr. Shaoyun Han invested RMB6,250,000 in the Target Company in exchange for 10% of the equity in the Target Company. Upon the completion of such investments on May 31, 2023, the equity interest of Beijing Tarena in the Target Company was diluted to 20%.

Disposal of interest in professional education business. On December 24, 2023, Tarena Software Technology (Hangzhou) Co., Ltd. entered into an equity transfer agreement with Tarena Technologies Inc., or Tarena Tech, to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd, or the Divestiture 2024. Ms. Lijuan Han, sister of our former chairman Mr. Shaoyun Han, is a member of the buyer consortium and has an interest in the Divestiture 2024. The Divestiture 2024 was closed on March 31, 2024. See Exhibit 4.15 to this annual report for the equity transfer agreement.

Transactions with Tarena Tech. To facilitate resources mainly including HR and IT staff sharing between us and Tarena Tech, both parties provided centralized and professional supporting services to each other. After Divestiture 2024, we provided service of RMB 3,338 to Tarena Tech while Tarena Technologies provided service of RMB 10,942 to us in 2024.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We and certain of our current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. Tarena International, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021, in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016, and November 1, 2019, related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 1, 2021, the court entered an order appointing lead plaintiff in this action. On September 14, 2021, the parties filed a joint status report and proposed scheduling stipulation, pursuant to which, the lead plaintiff filed an amended complaint on November 1, 2021. On January 18, 2022, we moved to dismiss the complaint. On April 4, 2022, lead plaintiff served its opposition to the motion. Briefing was completed on May 19, 2022. While the motion to dismiss was pending, Plaintiff and the Company reached an agreement in principle to settle all claims. On July 13, 2022, Plaintiff filed a letter informing the court of the settlement in principle. On August 31, 2022, the parties filed a motion for preliminary approval of the proposed settlement agreement. Preliminary approval hearing took place on November 8, 2022, and the Court reserved judgement on the motion pending submission of additional information. In December 2022, the parties submitted revised settlement materials to the court. On August 3, 2023, the court ordered additional revisions to the settlement papers, which the parties submitted on August 18, 2023. On September 5, 2023, the court granted preliminary approval for the settlement agreement with us. On September 9, 2024, the court granted final approval of the settlement. As of the date of this annual report, the Company has not received further updates regarding the status of the proceedings following such final approval and is not aware of any material developments since that time. This matter relates to the Company’s legacy education business, which has been fully divested. Based on the information currently available, the Company is unable to estimate the potential loss, if any, associated with this matter.

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

We are a holding company incorporated in the Cayman Islands. Regulations of mainland China may restrict the ability of our subsidiary in mainland China to pay dividends to us. See “Item 4. Information on the Company-B. Business Overview-Government Regulations-Regulations on Dividend Distribution.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

See “Item 9. The Offer and Listing-C. Markets.”

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees-C. Board Practices.”

Ordinary Shares

General. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Any certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to one hundred votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is convertible into one Class B ordinary share at any time after issuance, at the option of the holder and subject to Board approval. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information-H. Documents on Display.”

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

See “Item 4. Information on the Company-B. Business Overview-Government Regulations-Regulations on Foreign Exchange Registration of Overseas Investment by Mainland China Residents,” “Item 4. Information on the Company-B. Business Overview-Government Regulations-Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company-B. Business Overview-Government Regulations-Regulations on Dividend Distribution.”

E.	Taxation

The following summary of Cayman Islands, mainland China and United States federal income tax considerations of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax considerations relating to an investment in our ADSs or ordinary shares, such as the tax considerations under other federal, state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of tax laws of mainland China, it represents the opinion of Zhejiang Taihang Law Firm, our PRC counsel.

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

Mainland China Taxation

Under the EIT Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, Circular 82 issued by the State Administration of Taxation in April 2009, as amended in December 2017, specifies that certain offshore-incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to Circular 82, the State Administration of Taxation issued the Bulletin 45, which took effect in September 2011 and amended respectively in 2015, 2016 and 2018, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on mainland China resident enterprise status and administration on post-determination matters. We do not believe that VisionSys AI Inc is a mainland China resident enterprise. If the PRC tax authorities determine that VisionSys AI Inc is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-mainland China enterprise shareholders and with respect to gains derived by our non-mainland China enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-mainland China individual shareholders and with respect to gains derived by our non-mainland China individual shareholders from transferring our shares or ADSs.

Under the EIT Law and its implementation rules, dividends generated from retained earnings from a mainland China company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement. Pursuant to the Hong Kong Tax Treaty, which was promulgated on August 21, 2006, a company incorporated in Hong Kong, such as EverWin Group Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its subsidiary in mainland China if it holds a 25% or more interest in that particular subsidiary in mainland China, or 10% if it holds less than a 25% interest in that subsidiary. However, based on Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the mainland China enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a preferential tax treatment should not be a reason for the application of the preferential tax treatment under the Hong Kong Tax Treaty. If a taxpayer inappropriately is entitled to such preferential tax treatment, the competent tax authority has the power to make appropriate adjustments. According to the Circular 9, effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the tax authority according to Circular 60, which was replaced and repealed by Circular 35. Circular 35 sets forth that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

The State Administration of Tax issued the Notice on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Notice 6, on March 17, 2017, which was amended on June 15, 2018 with the amended version becoming effective on June 15, 2018. Notice 6 further regulates and strengthens the transfer pricing administration on outbound payments by a mainland China enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a mainland China enterprise to its overseas related parties must comply with arm’s-length principles, Notice 6 specifies certain circumstances whereby such payments that do not comply with arm’s-length principles may be subject to the special tax adjustments by the tax authority, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the mainland China enterprise to obtain direct or indirect economic benefits, royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the value of such intangible assets, royalties paid to an overseas related party for the transfer of the right to use of the intangible assets with no economic benefits, and royalties paid to an overseas related party for the incidental benefits generated from the listing activities. Although we believe all our related party transactions, including all payments by our mainland China subsidiary and consolidated affiliated entities to our non-mainland China entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

It is unclear whether, if we are considered a mainland China resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - We are affected by the PRC Enterprise Income Tax Law, and we may be classified as a mainland China ‘resident enterprise’ for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-mainland China shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The State Administration of Taxation issued a Circular 59, which became effective retroactively as of January 1, 2008. On February 3, 2015, the State Administration of Taxation issued a Public Notice 2015 No.7, or Public Notice 7. Under Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests in a mainland China “resident enterprise” or other taxable assets indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, may be subject to mainland China enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. In October 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or Circular 37, amended in June 2018, which provides certain changes to the current withholding regime and amends certain provisions in Public Notice 7. For example, Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time. There is little guidance and practical experience as to the application of Public Notice 7 or Circular 37. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Public Notice 7 or Circular 37 and may be required to expend valuable resources to comply with Public Notice 7 or Circular 37 or to establish that we should not be taxed under Public Notice 7 or Circular 37. The PRC tax authorities have the discretion under Circular 59, Public Notice 7 or Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - We face uncertainty regarding the mainland China tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

Based on the market price of our ADSs and outstanding Class A ordinary shares, the value of our assets and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2025. No assurances can be given with regard to our PFIC status for the current taxable year or the foreseeable future because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the characterization and composition of our income, assets and liabilities. It is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

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

The discussion below under “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Dividends” and “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Sale or Other Disposition” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any mainland China tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-mainland China income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Capital Market will generally be considered to be readily tradable on an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq, although there can be no assurance in this regard. However, as mentioned above, on July 28, 2023, we received a written notification from Nasdaq advising us that we were not in compliance with certain continued listing requirements but we have regained compliance since November 17, 2023. However, there can be no assurance that we will meet all of the requirements for continued listing. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs.” If our ADSs are delisted from the Nasdaq and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 4. Information on the Company-B. Business Overview-Government Regulations-Regulation on Tax-PRC Enterprise Income Tax Law”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

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

Sale or Other Disposition

Subject to the discussion below under “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information-E. Taxation-Mainland China Taxation,” if we are deemed to be a mainland China resident enterprise under the EIT Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to mainland China income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. However, as mentioned above, on July 28, 2023, we received a written notification from Nasdaq advising us that we were not in compliance with certain continued listing requirements but we have regained compliance since November 17, 2023. However, there can be no assurance that we will meet all of the requirements for continued listing. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs.” If our ADSs are delisted from the Nasdaq and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs will continue to be listed on the NASDAQ Capital Market, which is a qualified exchange for these purposes, and, consequently, assuming that our ADSs are regularly traded, it is expected that the mark-to-market election would be available to a U.S. Holder of our ADSs if we were to become a PFIC, but no assurances are given in this regard.

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

In accordance with NASDAQ Stock Market Rules 5250(d), we will post this annual report on Form 20-F on our website at https://www.visysai.com.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our net revenues, costs and expenses are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of the offerings of our equity securities. We had a net foreign exchange loss of RMB0.04 million (US$0.01 million) in 2025.

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

A hypothetical 10% decrease or increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB26.9 million in the value of our U.S. dollar-denominated financial assets at December 31, 2025.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2025, we received US$162 thousand from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Based upon this evaluation, our management concluded that, As of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting. As of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework).

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective As of December 31, 2025.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16. A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Xiaoxia Wu, an independent director and the chairman of our audit committee, is an audit committee financial expert.

ITEM 16. B. CODE OF ETHICS

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

ITEM 16. C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Assentsure PAC in 2024 and 2025. We did not pay any other fees to our auditors during the periods indicated below.

	2024	2025
	(RMB in thousands)
Audit Fees(1)	3,285	2,366

Note:

(1)	“Audit fees” means the aggregate fees billed or payable, in each of the fiscal years listed, for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with and regulatory filing or engagements.

The policy of our Audit Committee is to pre-approve all audit and non-audit services rendered by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above.

ITEM 16. D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16. E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not repurchase any of our equity securities during the fiscal year ended December 31, 2025.

ITEM 16. F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

We provided a copy of the foregoing disclosure in Item 16F to Marcum Asia and requested from Marcum Asia a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter from Marcum Asia addressed to the SEC, dated May 11, 2026, is filed as Exhibit 16.1 to this annual report.

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

We provided a copy of the foregoing disclosure in Item 16F to Prouden and requested from Prouden a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter from Prouden addressed to the SEC, dated May 11, 2026, is filed as Exhibit 16.2 to this annual report.

ITEM 16. G. CORPORATE GOVERNANCE

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

We relied on the exemption available to foreign private issuers for the requirement that it hold an annual general meeting of shareholders no later than December 31, 2025, in 2025. In this respect, we elected to follow home country practice and did not hold an annual general meeting of shareholders in 2025. In addition, in lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we elected to follow our home country practices with respect to the adoption of the 2024 Plan. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information - D. Risk Factors-Risks Related to Our ADSs - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16. H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16. I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16. J. INSIDER TRADING POLICIES

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

ITEM 16. K. CYBERSECURITY

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of VisionSys AI Inc, its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.1 of our annual report on Form 20 - F filed with the Securities and Exchange Commission on April 19, 2024)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

2.3	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197226) filed with the SEC on July 3, 2014)

2.4	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 of our annual report on Form 20 - F filed with the Securities and Exchange Commission on April 19, 2024)

4.1	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.2	2024 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the Securities and Exchange Commission on February 28, 2024)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

4.16	Intangible Asset Purchase Agreement dated April 1, 2025 by and between TCTM Kids IT Education Inc. and Jeethen International Co., Limited (incorporated by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Securities and Exchange Commission on April 7, 2025)

4.17	Form of Share Purchase Agreement between TCTM Kids IT Education Inc. and Certain Investors (incorporated by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Securities and Exchange Commission on April 7, 2025)

4.18	Form of Advisory Agreement (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K filed with the Securities and Exchange Commission on April 25, 2025)

4.19	Share Sale and Purchase Agreement, Dated July 22, 2025, by and among First Winner Management Limited, Kids IT Education Inc., Tarena Hong Kong Limited and TCTM Kids IT Education Inc. (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K filed with the Securities and Exchange Commission on July 24, 2025)

4.20	Form of Securities Purchase Agreement between the Registrant and Purchasers dated July 25, 2025. (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K filed with the Securities and Exchange Commission on July 29, 2025)

4.21	Form of the Purchase Agreement between the Registrant and Purchasers dated November 11, 2025 (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K filed with the Securities and Exchange Commission on November 20, 2025)

4.22	Form of Securities Purchase Agreement between the Registrant and Purchasers dated March 11, 2026 (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K filed with the Securities and Exchange Commission on March 11, 2026)

4.23	Form of the Purchase Agreement between the Registrant and Purchasers dated March 27, 2026 (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K filed with the Securities and Exchange Commission on April 2, 2026)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194191), as amended, initially filed with the SEC on February 27, 2014)

11.2	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 of our annual report on Form 20 - F filed with the Securities and Exchange Commission on May 15, 2025)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Zhejiang Taihang Law Firm

15.3*	Consent of Assentsure PAC

15.4*	Consent of Marcum Asia CPAs LLP

16.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Committee, dated May 11, 2026 (incorporated by reference to Exhibit 16.1 of our annual report on Form 20 - F filed with the Securities and Exchange Commission on May 15, 2025)

16.2	Letter from Guangdong Prouden CPAs GP to the Securities and Exchange Committee, dated May 11, 2026 (incorporated by reference to Exhibit 16.2 of our annual report on Form 20 - F filed with the Securities and Exchange Commission on May 15, 2025)

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024)

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File-the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VisionSys AI Inc

	By:	/s/ Tianlong Wang
	Name:	Tianlong Wang
	Title:	Chief Executive Officer

Date: May 11, 2026

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

VisionSys AI Inc. (formerly known as TCTM Kids IT Education Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VisionSys AI Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments described in Note 3 that were applied to retrospectively present discontinued operations in the 2023 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied in accordance with US GAAP. We were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

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

Impairment Assessment of Intangible Asset

Critical Audit Matter Description

As at December 31, 2025, the Company had an intangible asset with a net carrying amount of RMB 51,430,000, net of accumulated impairment losses of RMB 21,019,000.

The intangible asset with a finite useful life is evaluated for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company estimates the fair value of the intangible asset using the multi-period excess earnings method (“MPEEM”), which requires significant management judgment, particularly regarding revenue growth rates, gross margins, the discount rate, and contributory asset charges. Given the sensitivity of the fair value conclusion to these assumptions and the potential for a material impairment charge, this was identified as a critical audit matter.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	Evaluated management’s identification of impairment indicators against current operating results and market conditions.

●	Evaluated the reasonableness of key assumptions, including revenue growth rates and gross margins, through comparison with historical performance, approved budgets, and market data.

●	Engaged our valuation specialist to assess the appropriateness of the MPEEM and the reasonableness of the discount rate and contributory asset charges applied.

●	Assessed the completeness and reliability of underlying source data and tested the mathematical accuracy of the valuation model.

Discontinued operations

Critical Audit Matter Description

On July 22, 2025, the Company entered into a share sale and purchase agreement (the “Agreement”) with First Winner Management Limited (the “Buyer”), pursuant to which the Company agreed to sell all of its equity interests in its wholly owned subsidiaries, Kids IT Education Inc. and Tarena Hong Kong Limited (collectively, the “Sale Subsidiaries”), to the Buyer. Under the terms of the Agreement, the Buyer agreed to acquire the Sale Subsidiaries for nominal cash consideration of US$1.00 (the “Purchase Price”).

Upon completion of the disposal on October 31, 2025, the Company no longer retained control over the Sale Subsidiaries in accordance with ASC 810. Accordingly, the Company derecognized the assets and liabilities of the Sale Subsidiaries and recognized a gain on disposal of approximately RMB 1,685,426,000, primarily attributable to the derecognition of net liabilities and cumulative losses associated with the disposed entities. The results of the Sale Subsidiaries were presented as discontinued operations in accordance with ASC 205-20, Presentation of Financial Statements - Discontinued Operations, as the disposal represented a strategic shift that has a major effect on the Company’s operations and financial results.

We identified the disposal of the Sale Subsidiaries as a critical audit matter due to its significant impact on the financial statements and the significant auditor judgment required in evaluating the accounting treatment and presentation of the transaction.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding of the disposal process and inspecting relevant supporting documentation to verify the completion of the transaction;

●	Evaluating management’s accounting treatment for the disposal of the Sale Subsidiaries, including the derecognition of assets and liabilities, in accordance with ASC 810;

●	Evaluating the allocation of income and expenses to discontinued operations;

●	Testing the accuracy and completeness of the results of the discontinued operations and the carrying amounts of assets and liabilities at the disposal date used in calculating the gain on disposal;

●	Assessing whether the presentation and disclosure of the disposal as discontinued operations were in accordance with ASC 205; and

●	Assessing the adequacy and completeness of the related disclosures in the financial statements.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2025.

Singapore

May 11, 2026

PCAOB ID: 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

VISIONSYS AI INC. (formerly known as TCTM Kids IT Education Inc.)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the discontinued operations as described in Note 3, the accompanying consolidated statements of comprehensive income, changes in deficit and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the adjustments to retrospectively present the discontinued operations as described in Note 3, present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively present discontinued operations as described in Note 3, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2019 to 2025.

Beijing, China

April 19, 2024

BEIJING OFFICE • Units 06-09 • 46th Floor • China World Tower B • No. 1 Jian Guo Men Wai Avenue • Chaoyang District • Beijing • 100004

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumasia.com

VISIONSYS AI INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Note	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2(e)	1,504	53,445	7,643
Prepaid expenses and other current assets	4	—	1,687	241
Current assets of discontinued operations	3	99,113	—	—
Total current assets		100,617	55,132	7,884

Non-current assets:
Intangible assets, net	5	—	51,430	7,354
Total non-current assets		—	51,430	7,354
Total assets		100,617	106,562	15,238

LIABILITIES AND EQUITY
Current liabilities:
Amounts due to related parties		35,475	—	—
Accrued expenses and other current liabilities	6	9,630	3,820	546
Current liabilities of discontinued operations	3	1,859,107	—	—
Total current liabilities		1,904,212	3,820	546
Total liabilities		1,904,212	3,820	546
Commitments and contingencies	11	—	—	—

Equity/(Deficit):
Class A ordinary shares (US$0.001 par value, 9,860,000,000 shares authorized, 58,730,507 and 560,630,122 shares issued, 42,505,619 and 544,405,234 shares outstanding as of December 31, 2024 and 2025, respectively)		370	3,955	566
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2024 and 2025, respectively)		74	74	11
Treasury shares (16,224,888 Class A ordinary shares as of December 31, 2024 and 2025, at cost, respectively)	8	(486,706)	(486,706)	(69,598)
Additional paid-in capital		1,643,672	1,826,214	261,145
Accumulated other comprehensive income		54,266	54,850	7,843
Accumulated deficit		(3,014,534)	(1,295,645)	(185,275)
Total (deficit)/equity attributable to the shareholders of VISIONSYS AI INC.		(1,802,858)	102,742	14,692
Non-controlling interest		(737)	—	—
Total (deficit) equity		(1,803,595)	102,742	14,692
Total liabilities and equity		100,617	106,562	15,238

The accompanying notes are an integral part of these consolidated financial statements.

VISIONSYS AI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year Ended December 31,
	Note	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Net revenues	2(i)	—	—	1,039	149
Cost of revenues		—	—	(810)	(116)
Gross profit		—	—	229	33
General and administrative expenses		(11,625)	(14,404)	(40,210)	(5,750)
Operating loss		(11,625)	(14,404)	(39,981)	(5,717)
Interest income (expense)		31	(68)	(95)	(14)
Other income		—	—	1	—
Foreign currency exchange gain, net		105	621	42	6
Loss before income taxes		(11,489)	(13,851)	(40,033)	(5,725)
Income tax expense	7	—	—	—	—
Net loss from continuing operations		(11,489)	(13,851)	(40,033)	(5,725)
Gain on disposal of Discontinued Operations	3(c)	—	—	1,685,426	241,013
Income (loss) before income taxes from discontinued operations		20,419	(539,392)	73,739	10,545
Income tax benefit (expense) from discontinued operations		1,424	(33,859)	(262)	(37)
Net income (loss) from discontinued operations		21,843	(573,251)	1,758,903	251,521
Net income (loss)		10,354	(587,102)	1,718,870	245,796
Less: Net income (loss) attributable to non-controlling interests from continuing operations		—	—	—	—
Less: Net income/(loss) attributable to non-controlling interests from discontinued operations		1,428	(560)	(19)	(3)
Net income (loss) attributable to Class A and Class B ordinary shareholders		8,926	(586,542)	1,718,889	245,799

Weighted average number of ordinary shares used in computing basic income (loss) per share		53,873,945	50,029,676	193,836,988	193,836,988
Weighted average number of ordinary shares used in computing diluted income(loss) per share		53,873,945	50,029,676	193,836,988	193,836,988
Basic loss per ADS attributable to ordinary shareholder from continuing operations	10	(53.31)	(69.21)	(51.63)	(7.38)
Diluted loss per ADS attributable to ordinary shareholder from continuing operations	10	(53.31)	(69.21)	(51.63)	(7.38)
Basic income (loss) per ADS attributable to ordinary shareholder from discontinued operations	10	94.74	(2,861.76)	2,268.56	324.40
Diluted income (loss) per ADS attributable to ordinary shareholder from discontinued operations	10	94.74	(2,861.76)	2,268.56	324.40

Other comprehensive income (loss)
Foreign currency translation adjustment		(1,448)	6,050	584	83
Comprehensive income (loss)		8,906	(581,052)	1,719,454	245,879
Less: Comprehensive income (loss) attributable to non-controlling interests		1,428	(560)	(19)	(3)
Comprehensive income (loss) attributable to Class A and Class B ordinary shareholders		7,478	(580,492)	1,719,473	245,882

The accompanying notes are an integral part of these consolidated financial statements.

VISIONSYS AI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of RMB, except for number of shares and per share data)

	Ordinary Shares
	Number of		Number of				Accumulated Other
	Class A		Class B			Additional	Comprehensive		Non-	Total
	Ordinary		Ordinary		Treasury	Paid-in	Income	Accumulated	controlling	(deficit)
	Shares	Amount	Shares	Amount	Shares	Capital	(Loss)	deficit	Interest	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	57,176,842	359	7,206,059	74	(476,918)	1,363,845	49,664	(2,436,918)	(6,787)	(1,506,681)
Net income	—	—	—	—	—	—	—	8,926	1,428	10,354
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	684,485	5	—	—	—	222	—	—	—	227
Foreign currency translation adjustment	—	—	—	—	—	—	(1,448)	—	—	(1,448)
Share-based compensation	—	—	—	—	—	3,887	—	—	—	3,887
Acquisition of noncontrolling interest	—	—	—	—	—	(7,053)	—	—	1,792	(5,261)
Treasury shares	—	—	—	—	(2,428)	—	—	—	—	(2,428)
Balance as of December 31, 2023	57,861,327	364	7,206,059	74	(479,346)	1,360,901	48,216	(2,427,992)	(3,567)	(1,501,350)
Net loss	—	—	—	—	—	—	—	(586,542)	(560)	(587,102)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	869,180	6	—	—	—	136	—	—	—	142
Foreign currency translation adjustment	—	—	—	—	—	—	6,050	—	—	6,050
Share-based compensation	—	—	—	—	—	1,343	—	—	—	1,343
Acquisition of noncontrolling interest	—	—	—	—	—	(5,952)	—	—	3,390	(2,562)
Treasury shares	—	—	—	—	(7,360)	—	—	—	—	(7,360)
Disposal of discontinued operations	—	—	—	—	—	287,244	—	—	—	287,244
Balance as of December 31, 2024	58,730,507	370	7,206,059	74	(486,706)	1,643,672	54,266	(3,014,534)	(737)	(1,803,595)
Net income	—	—	—	—	—	—	—	1,718,889	(19)	1,718,870
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	501,899,615	3,585	—	—	—	182,235	—	—	—	185,820
Foreign currency translation adjustment	—	—	—	—	—	—	584	—	—	584
Share-based compensation	—	—	—	—	—	307	—	—	—	307
Disposal of discontinued operations	—	—	—	—	—	—	—	—	756	756
Balance as of December 31, 2025	560,630,122	3,955	7,206,059	74	(486,706)	1,826,214	54,850	(1,295,645)	—	102,742

The accompanying notes are an integral part of these consolidated financial statements.

VISIONSYS AI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands RMB and US$, except for number of shares and per share data)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating activities:
Net income/(loss) from operations	10,354	(587,102)	1,718,870	245,796
Less: Net income/(loss) from discontinued operations	21,843	(573,251)	1,758,903	251,521
Included in discontinued operations:
Gain on disposal of discontinued operations (non-cash)	—	—	1,685,426	241,013
Net income/(loss) from discontinued operations exclude gain on disposal	21,843	(573,251)	73,477	10,508
Net loss from continuing operations	(11,489)	(13,851)	(40,033)	(5,725)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities of continuing operations:
Depreciation and amortization	—	—	3,813	545
Impairment of long-lived assets	—	—	21,019	3,006
Foreign currency exchange loss, net	(105)	(621)	(42)	(6)
Prepaid expenses and other current assets	108,183	31,509	(1,687)	(241)
Accrued expenses and other current liabilities	(41,097)	(11,315)	(5,897)	(843)
Net Cash provided by/(used in) operating activities from continuing operations	55,492	5,722	(22,827)	(3,264)
Net Cash used in operating activities from discontinued operations	(174,427)	(127,177)	(165,277)	(23,634)
Net Cash used in operating activities	(118,935)	(121,455)	(188,104)	(26,898)

Investing activities:
Purchase of property and equipment and intangible assets	—	—	(76,262)	(10,905)
Loan provided to related parties	—	(33,383)	—	—
Cash used in investing activities from continuing operations	—	(33,383)	(76,262)	(10,905)
Net Cash provided by/(used in) investing activities from discontinued operations	72,048	(57,660)	(190)	(27)
Net Cash provided by/(used in) investing activities	72,048	(91,043)	(76,452)	(10,932)

Financing activities:
Proceeds of borrowings from a related party	—	5,000	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	227	142	185,820	26,572
Prepayments of acquire noncontrolling interests	—	(441)	—	—
Repurchase of treasury shares	(2,428)	(7,360)	—	—
Net Cash (used in)/provided by financing activities from continuing operations	(2,201)	(2,659)	185,820	26,572
Net Cash (used in)/provided by financing activities from discontinued operations	(33,580)	13,499	(46,291)	(6,620)
Net Cash (used in)/provided by financing activities	(35,781)	10,840	139,529	19,952

Changes in cash, cash equivalents and restricted cash	(82,668)	(201,658)	(125,027)	(17,878)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(1,447)	93	91,726	13,116
Net change in cash, cash equivalents and restricted cash	(84,115)	(201,565)	(33,301)	(4,762)

Cash, cash equivalents and restricted cash at the beginning of the year	373,967	289,852	88,287	12,625

Cash and cash equivalents	279,757	48,321	54,986	7,863
Restricted cash	10,095	39,966	—	—
Cash, cash equivalents and restricted cash at the end of the year	289,852	88,287	54,986	7,863
Less: Cash, cash equivalents and restricted cash of discontinued operations	284,602	86,783	1,541	220
Cash, cash equivalents and restricted cash at the end of the year from continuing operations	5,250	1,504	53,445	7,643

Supplemental disclosure of cash flow information from continuing operations:
Income taxes paid	—	—	—	—
Interest paid	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

VISIONSYS AI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a)	Description of business

VISIONSYS AI INC. (“VSA”, formerly known as TCTM Kids IT Education Inc.), through its wholly-owned subsidiaries (collectively referred to hereinafter as the “Company”), is principally engaged in brain-computer interface (BCI) products and solutions including signal decoding services in accordance with the client’s technical specifications and requirements. Substantially all of the Company’s operations and revenues are based in the PRC.

On April 7, 2025, the Company changed its ticker symbol from “TCTM” to “VSA”.

In 2024, the Company completed the disposal of its professional education business through contractual arrangements and equity transfer agreements (the “Divestiture 2024”).

In 2025, the Company completed the disposal of its STEM education business through a series of contractual arrangements, including equity transfer agreements, pursuant to which it disposed of 100% of the equity interests in the relevant subsidiaries (the “Disposition 2025”). Following the completion of the Disposition 2025, the Company no longer retains any ownership interest in the STEM education business.

Following the completion of the Divestiture 2024 and the Disposition 2025, the Company has focused its operations on its brain-computer interface business. For more details regarding these transactions, see “Item 4. Information on the Company—A. History and Development of the Company.”

The Divestiture represents a strategic shift and has a major impact on the Company’s result of operations. Accordingly, assets, liabilities, results of operations, and cash flows related to STEM education business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. The consolidated balance sheets as of December 31, 2024 and 2025, consolidated statements of operations and comprehensive (loss) income and consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025 have been adjusted to reflect this change (See Note 3).

In November 2025, the Company agreed to sell 9,230,750 American Depositary Shares (“ADS”) and accompanying series A warrants to purchase up to 9,230,750 ADSs (the “Series A Warrants”) in a registered direct offering. The combined effective offering price for each ADS and the accompanying Series A Warrant is $1.30 (the “Offering Price”), raising aggregate gross proceeds of approximately US$12.0 million before deduction of relevant fees. The Offered Units are offered and sold under the Registration Statement on Form F-3 (File No. 333-284305) (the “Registration Statement”) initially filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2025, and declared effective by the Commission on August 21, 2025, as supplemented by a prospectus supplement filed with the Commission pursuant to Rule 424(b) on November 11, 2025.

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization

VSA is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Shaoyun Han (“Mr.Han”), the founder and former chief executive officer of the Company, and five other individuals. VSA is the parent company of a number of wholly-owned subsidiaries that are engaged in the provision of educational products and services, with a specialized focus on brain-computer interface businesses that utilize core algorithms along with related software and hardware systems (AI business). The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd. (“Beijing Tongcheng”), and their subsidiaries, in order to comply with laws and regulations of mainland China which restricted foreign investments in companies that were engaged in education products and services. Similarly, the Company’s AI business in Beijing was previously operated through Beijing Wangwen ZhisuanTechnology Co., Ltd. (“Beijing Wangwen Zhisuan”), which was established in April 2025, to adhere to the same foreign investment restrictions.

VSA effectively maintains financial control over Beijing Tarena and Beijing Tongcheng and their initial capital funding was provided by Tarena Technologies Inc. (a wholly-owned subsidiary of VSA) (“Tarena Tech”), formerly known as Beijing Tarena Technology Co., Ltd. and Tongcheng Shidai Technology Inc. (a wholly-owned subsidiary of VSA) (“Tongcheng Shidai”), formerly known as Tongcheng Shidai Technology Co., Ltd. through a series of contractual agreements and agreements (“VIE Agreements”). The recognized and unrecognized revenue-producing assets that were held by Beijing Tarena, Beijing Tongcheng and their subsidiaries primarily consists of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers.

In 2024, the Company disposed of Tarena Hangzhou and Tarena Technologies and their subsidiaries, including its VIE, Beijing Tarena. In 2025, the Company completed the disposal of its STEM education business through a series of contractual arrangements, including equity transfer agreements.

Therefore, VSA terminated the VIE Agreements in accordance with completion of the Divestiture 2024 and the Disposition 2025.

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of US$1.00 = RMB6.9931, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All subsidiaries in which the Company has a controlling financial interest, typically through ownership of a majority of the voting interests, are consolidated.

Control is achieved when the Company has (i) the power to direct the activities that most significantly impact the economic performance of an entity, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.

All intercompany balances and transactions have been eliminated in consolidation.

Non-controlling interests represent the portion of equity in subsidiaries not attributable, directly or indirectly, to the Company, and are presented separately within equity in the consolidated balance sheets. The share of net income or loss attributable to non-controlling interests is presented separately in the consolidated statements of operations.

Historically, the Company conducted certain of its operations in the PRC through variable interest entity (VIE) arrangements, and certain subsidiaries were not wholly owned. Accordingly, non-controlling interests were recognized for the relevant periods.

On October 31, 2025, the Company completed the disposal of its STEM education business, and the related VIE structure was disposed of as part of this transaction. As a result, the Company no longer holds any variable interests in such entities and does not consolidate any VIEs for the periods presented in these consolidated financial statements.

Following the disposal and the retrospective presentation of the consolidated financial statements, all of the Company’s subsidiaries are wholly owned as of the balance sheet dates presented. Accordingly, no non-controlling interests are presented in the consolidated balance sheets.

However, the consolidated statements of operations for the periods presented include amounts attributable to non-controlling interests for the periods prior to October 31, 2025, after which no such interests exist.

The consolidated financial statements therefore reflect only the financial position and results of the Company and its subsidiaries based on equity ownership as of the reporting dates presented.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities as of the reporting date.

Accounting estimates are based on management's knowledge and experience of past and current events, as well as assumptions about future events. The Company evaluates its estimates on an ongoing basis, which serve as the basis for determining the carrying values of assets and liabilities not readily observable from other sources.

Critical accounting estimates are those for which (a) the nature of the estimate is material due to the high degree of subjectivity and judgment required to account for matters that are inherently uncertain or susceptible to change, and (b) the impact of the estimate on the Company's financial condition or results of operations is material.

Significant items subject to such estimation uncertainty include the impairment of finite-lived intangible assets and the valuation allowance for deferred tax assets. The current economic environment has further increased the inherent uncertainty surrounding these estimates and assumptions.

Actual results may differ materially from those estimates and assumptions.

(c)	Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held-for-sale; (2) the component of an entity or group of components of an entity is disposed of by sale; and (3) the component of an entity or group of components of an entity is disposed of other than by sale.

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reclassified certain comparative amounts in the consolidated statements of operations for the year ended December 31, 2023 to conform to the years of 2024 and 2025’s presentation. The results of discontinued operations for the year ended December 31, 2025 has been reflected separately in the consolidated statement of operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the year ended December 31, 2025 was separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Foreign currency

The functional currency of VSA, MEDINTEL TECHNOLOGY INC. (“VAS US”) and EverWin Group Limited (“VAS HK”) is the USD. The functional currency of Beijing Wangwen Zhisuan Technology Co., Ltd. is RMB. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange loss in the consolidated statements of operations and comprehensive loss.

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

(e)	Cash and cash equivalents

Cash and cash equivalents maintained generated from continuing operations at financial institutions consist of the following:

	December 31,
	2024	2025
	RMB	RMB
RMB denominated bank deposits with financial institutions in the PRC	—	7
US dollar denominated bank deposits with financial institutions in the PRC	364	136
US dollar denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	859	57
HK dollar denominated bank deposits with financial institutions in HK SAR	5	3
RMB denominated bank deposits with a financial institution in HK SAR	17	17
US dollar denominated bank deposits with a financial institution in the U.S.	259	53,225
Total	1,504	53,445

To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits only with large financial institutions in the PRC, HK SAR and the U.S.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily represent prepaid deposits. Prepaid expenses and other current assets which are due over one year as of the balance sheet date are presented as other non-current assets. The Company maintains an allowance for credit losses for the part that is not expected to be recovered. In establishing the allowance, management considers the collectability of overdue employee loan upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC Topic 326. Prepaid expenses and other current assets that are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

(g)	Intangible assets, net

Intangible assets mainly consist of brain-computer interface software. Intangible assets with finite lives are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Useful lives
Brain-computer interface software	10 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(h)	Intangible assets Impairment

Indicators and Testing

In the fourth quarter of 2025, the Company identified impairment indicators for its brain-computer interface software due to R&D delays, regulatory challenges, and significant revenue shortfalls. Consequently, a recoverability test was performed in accordance with ASC 360-10. The test indicated that the asset group’s carrying amount was not recoverable as it exceeded the sum of its undiscounted future cash flows.

Measurement and Impact

The Company measured the impairment loss as the excess of the asset’s carrying amount over its fair value. Fair value was determined using an income approach (Level 3) based on management’s revised cash flow projections and a discount rate reflecting industry-specific risks and post-acquisition uncertainties.

As a result, an impairment loss of RMB21,019 was recognized for the year ended December 31, 2025.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Revenue recognition

The Company evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

●	identifying the contract(s) with the customer;

●	identifying the performance obligations in the contract;

●	determining the transaction price;

●	allocating the transaction price to performance obligations in the contract; and

●	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

These criteria as they relate to each of the following major revenue-generating activities are described below. Revenue is presented net of value-added taxes (“VAT”) at rates of 6% or 13%, and surcharges. VAT to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Net revenues from continuing operations recognized under ASC Topic 606 for the years ended December 31, 2024 and 2025 consist of the following:

	Year Ended December 31,
	2024	2025
	RMB	RMB

Brain-Computer Interface (BCI) revenue	—	1,040
Business taxes and surcharges	—	(1)
Total net revenues	—	1,039

All of the Company’s revenue is recognized at a point in time upon transfer of control of the promised goods or services to customers.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Operating leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02 Leases (“ASC 842”) as of January1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Company has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases; (iii) did not require the Company to reassess initial direct costs for any existing leases.

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

As of and for the year ended December 31, 2025, the Company only had short-term leases with original lease terms of 12 months or less and did not have any leases requiring recognition of right-of-use assets or lease liabilities.

(k)	Income taxes

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

The Company adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2025, there were no uncertain tax positions and the Company does not expect that the position of unrecognized tax benefits will materially change within the next twelve months.

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	(Loss) Earnings per share

Basic (loss) earnings per Class A and Class B ordinary share is computed by dividing net (loss) earnings attributable to VSA’s Class A and Class B ordinary shareholders by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) earnings attributable to VSA’s Class A and Class B ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities, if any, based on participating rights in undistributed loss.

Diluted (loss) earnings per share is calculated by dividing net (loss) earnings attributable to VSA’s Class A and Class B ordinary shareholders as adjusted for the effect of dilutive Class A and Class B ordinary share equivalents, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary share equivalents outstanding during the year. Class A and Class B ordinary share equivalents include the Class A and Class B ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted (loss) earnings per Class A and Class B ordinary share if the impact is anti-dilutive. If there is a loss from continuing operations, diluted earnings per share (“EPS”) would be computed in the same manner as basic EPS is computed, even if an entity has net income after adjusting for a discontinued operation or an extraordinary item.

(m)	Fair value measurements

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

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Fair value measurements (Continued)

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

Fair value measurements on a recurring basis

The carrying amounts of cash and cash equivalents, prepaid deposits, amounts due to related parties, accrued expenses and other current liabilities as of December 31, 2024 and 2025 approximate their fair value because of short maturity of these instruments.

Fair value measurements on a non-recurring basis

The Company measures certain financial assets, including the long-term investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as intangible assets, would be measured at fair value only if they were determined to be impaired.

(n)	Segment information

Reportable Segments

The Company operates as a single reportable segment, which is consistent with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, allocates resources and assesses performance. The Company’s operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, management has determined that the Company has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using Net Income as the primary measure of segment performance to monitor budget versus actual results and decide where to allocate and invest additional resources to achieve continued growth. Net Income is defined as revenue less cost of goods sold and operating expenses, and other segment items (including interest income, interest expense, other income and other expenses), and income taxes.

Significant Segment Expense Categories Provided to the CODM

The CODM regularly receives and reviews the following expense categories, which are included in the segment’s measure of profit or loss.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Concentrations of risks

Vendor concentration risk

For the year ended December 31, 2025, two vendors accounted for over 55%, and 45% of the Company’s total cost of revenue. While for the year ended December 31, 2024, no vendors accounted for over 10% of the Company’s total cost of revenue, which were summarized below.

	December 31,
	2024	2025
Vendor A	—	55%
Vendor B	—	45%

As of December 31, 2025, the Company had no accounts payable outstanding balance, and therefore had no significant concentration of accounts payable.

(p)	Recently issued accounting standards

In May 2025, the FASB issued·ASU.2025-04, Compensation-Stoc Compensation (Topic 718) and Revenue from Contracts with Customers (Topic.606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers, instead, vesting probability should be assessed solely under ASC 718, Compensation-Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial instruments Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance.

3	DISCONTINUED OPERATIONS

Divestiture of STEM education business

On July 22, 2025, the Company entered into an equity transfer agreement to dispose of its equity interests in the STEM education business (Note 1). Upon the consummation of the Divestiture on October 31, 2025, the Company lost its control over the STEM education business while the primary focus has shifted to providing specialized technology services and integrated solutions centered on Brain-Computer Interface (BCI) technology.

The Divestiture represented a strategic shift that had a major effect on the Company’s operations and financial results. And the STEM education business was accounted for as discontinued operations. Accordingly, assets, liabilities, results of operations, and cash flows related to professional education business have been reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented. The Company deconsolidated the STEM education business financial statements, effective October 31, 2025.

Share incentive plans

On February 1, 2014, VSA adopted the 2014 Share Plan (the “2014 Plan”), pursuant to which VSA was authorized to issue options, non-vested shares and non-vested share units to qualified employees, directors and consultants of the Company. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan, or the “Award Pool”, is 1,833,696, provided that the shares reserved in the Award Pool shall be increased on the first day of each fiscal year, commencing with January 1, 2015, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year.

3	DISCONTINUED OPERATIONS (CONTINUED)

On February 28, 2024, VSA adopted the 2024 Share Plan (the “2024 Plan”), pursuant to which VSA was authorized to issue options, non-vested shares and non-vested share units to qualified employees, directors and consultants of the Company. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Plan, or the Award Pool, is 3,500,000, provided that the shares reserved in the Award Pool shall be increased on the first day of each fiscal year, commencing with January 1, 2025, if the unissued shares reserved in the Award Pool on such day account for less than 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal 2% of the total number of shares issued and outstanding on a fully-diluted basis on December 31 of the immediately preceding fiscal year.

Divestiture of STEM education business (Continued)

On October 27, 2025, the Company completed the disposal of certain subsidiaries, which constituted discontinued operations. A substantial portion of the employees participating in the Company’s share incentive plans were employees of the disposed subsidiaries. Accordingly, all share-based compensation expenses for the year ended December 31, 2025 have been classified within discontinued operations.

The assets and liabilities are included in the captions “Current assets of discontinued operations”, “Non-current assets of discontinued operations”, “Current liabilities of discontinued operations” and “Non-current liabilities of discontinued operations”, in the accompanying balance sheets at October 31, 2025:

	Year Ended December 31,	October 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	13,797	1,541
Restricted cash	31,217	—
Amounts due from related parties	4,792	—
Prepaid expenses and others current assets	4,899	3,901
Property and equipment, net	21,591	20,823
Right-of-use assets	—	802
Long-term investments	22,817	20,452
Total assets of discontinued operations	99,113	47,519

Balance sheet classification:
Current assets of discontinued operations	99,113	47,519
Total assets of discontinued operations	99,113	47,519

Short-term bank loans	26,291	—
Accounts payable	5,971	5,782
Amounts due to related parties	6,384	1,064
Operating lease liabilities-current	105,504	132,180
Income taxes payable	8,734	8,997
Deferred revenue-current	1,117,713	1,186,861
Accrued expenses and other current liabilities	497,103	484,917
Operating lease liabilities-non-current	91,407	—
Total liabilities of discontinued operations	1,859,107	1,819,801

Balance sheet classification:
Current liabilities of discontinued operations	1,859,107	1,819,801
Total liabilities of discontinued operations	1,859,107	1,819,801

The condensed cash flows of professional education business were as follows for the years ended December 31, 2023, 2024 and 2025, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operation:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in operating activities	(174,427)	(127,177)	(165,310)
Net cash provided by/(used in) investing activities	72,048	(57,660)	(190)
Net cash (used in)/provided by financing activities	(33,580)	13,499	(46,291)

3	DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of STEM education business (Continued)

STEM education business results of operations for the years ended December 31, 2023, 2024 and 2025, shown in the table below, are included in the consolidated operations and comprehensive (loss) income as “net income (loss) from the discontinued operations” for those respective periods, after intercompany eliminations, as applicable.

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	1,999,778	1,282,736	93,422
Cost of revenues	(977,054)	(788,568)	(18,849)
Gross profit	1,022,724	494,168	74,573
Selling and marketing expenses	(520,593)	(270,141)	(3,996)
General and administrative expenses	(469,048)	(731,073)	(77,264)
Research and development expenses	(40,088)	(21,707)	—
Operating loss	(7,005)	(528,753)	(6,687)
Interest income (expense), net	1,243	(122)	(4,243)
Loss from discontinued operations	(5,762)	(528,875)	(10,930)
Gain on disposal of subsidiary (Note c)	26,797	—	87,314
Other income (loss)	787	(8,979)	(2,046)
Foreign currency exchange loss, net	(1,403)	(1,538)	(599)
Income/(loss) before income taxes	20,419	(539,392)	73,739
Gain on disposal of Discontinued Operation	—	—	1,685,426
Income tax benefit (expense)	1,424	(33,859)	(262)
Net income (loss) from discontinued operations	21,843	(573,251)	1,758,903

The significant accounting policy of discontinued operations, except those disclosed in Note 2 are summarized as below.

a. Revenue recognition

The Company evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

●	identifying the contract(s) with the customer;

●	identifying the performance obligations in the contract;

●	determining the transaction price;

●	allocating the transaction price to performance obligations in the contract; and

●	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

3	DISCONTINUED OPERATIONS (CONTINUED)

a.	Revenue recognition (Continued)

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of VAT at rates of 6% or 13%, and surcharges. VAT to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

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

3	DISCONTINUED OPERATIONS (CONTINUED)

a.	Revenue recognition (Continued)

Net revenues from discontinued operations recognized under ASC Topic 606 for the years ended December 31, 2023, 2024 and 2025 consist of the following:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Tuition fee	1,950,633	1,270,857	93,413
Certification service fee	30,514	5,702	9
Others	24,270	9,708	—
Business taxes and surcharges	(5,639)	(3,531)	—
Total net revenues	1,999,778	1,282,736	93,422

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Timing of revenue recognition
Services transferred over time	1,945,166	1,267,368	93,413
Services transferred at a point in time	54,612	15,368	9
Total net revenues	1,999,778	1,282,736	93,422

3	DISCONTINUED OPERATIONS (CONTINUED)

b.	Gain on Disposal of Discontinued Operations

During the period, the Company recognized a gain on disposal of discontinued operations of RMB1,685,426. The gain was primarily attributable to the derecognition of net liabilities of the disposed subsidiaries, amounting to RMB1,772,282.

Pursuant to the divestiture agreement, intercompany balances of RMB87,314 between the disposed entities and the Company were waived, resulting in a loss of RMB87,314. In addition, other immaterial adjustments of RMB458 were recognized, which together partially offset the aforementioned gain.

Year Ended December 31, 2025
RMB
Item
Derecognition of net liabilities of disposed subsidiaries	1,772,282
Other adjustments	458
Loss from waiver of intercompany balances	(87,314)
Gain on disposal of discontinued operations	1,685,426

c.	Restricted cash

Restricted cash was the cash deposits in the escrow account as required by the local education committee.

d.	Long-term investments

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

The Company evaluates the equity method investments for impairment. An impairment loss on the equity method investments.

e.	Foreign Currency Translation and Disposal of Subsidiaries

The Group’s foreign operations whose functional currencies are currencies other than Renminbi (“RMB”) are translated into RMB, the reporting currency of the Group, at the applicable exchange rates. Resulting translation adjustments are recorded in accumulated other comprehensive income (“AOCI”) within shareholders’ equity in the consolidated balance sheets.

During the year ended December 31, 2025, the Group disposed of certain subsidiaries, including certain foreign operations within the STEM business. In accordance with ASC 830, Foreign Currency Matters, the cumulative translation adjustments (“CTA”) associated with those foreign operations were released from AOCI and recognized as part of the gain on disposal in the consolidated statements of income.

As a result, the amount presented as “Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash” in the consolidated statements of cash flows for the year ended December 31, 2025 was materially affected by the disposal of these foreign operations and the related release of historical CTA balances. Accordingly, this amount does not solely reflect the impact of current-period exchange rate fluctuations on foreign currency-denominated cash balances.

The total amount presented in this line item was RMB91,450 of which approximately RMB92,130 was attributable to the release of historical CTA balances associated with the disposed foreign operations. Excluding such impact, the effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash balances would have been RMB (680).

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

		December 31,
		2024	2025
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid deposits	(a)	—	1,687
Total prepaid expenses and other current assets		—	1,687
Less: allowance for credit losses		—	—
Prepaid expenses and other current assets, net		—	1,687

(a)	It relates to prepaid rental deposits.

5	INTANGIBLE ASSETS, NET

Intangible Assets consist of the following:

	December 31,
	2024	2025
	RMB	RMB
Software and source code	—	76,262
Total intangible assets	—	76,262
Less: accumulated amortization	—	(3,813)
Less: Impairment	—	(21,019)
Intangible assets, net	—	51,430

Amortization expense for intangible assets, recorded in G&A expenses, was nil and RMB3,813 for the years 2024 and 2025, respectively.

The Company measured the impairment loss as the excess of the intangible asset’s carrying amount over its fair value. As such, an impairment loss of RMB21,019 was recognized for the year ended December 31, 2025, which was recorded in general and administrative expenses in the consolidated statements of operations.

The estimated future amortization expenses are as follows:

Years ending December 31,	Estimated Amortization Expense
	RMB	USD
2026	5,414	774
2027	5,414	774
2028	5,414	774
2029	5,414	774
2030 and thereafter	29,774	4,258
Total	51,430	7,354

5	INTANGIBLE ASSETS, NET (CONTINUED)

The amortization expense is recognized on a straight-line basis over the estimated useful lives of the respective intangible assets.

As of December 31, 2025, the Company expects to recognize annual amortization expense of approximately RMB5,414 (US$774) for each of the next four years from 2026 to 2029, and RMB9,774 (US$4,258) for 2030 and thereafter. The aggregate amortization expense over the aforementioned period will amount to approximately RMB51,430 (US$7,354).

The net book value (“NBV”) of the software will be determined based on its remaining useful life and the fair value assessment results at the end of each respective fiscal year. The Company will continue to amortize the software over its remaining useful life following the same accounting policy, and the NBV will gradually decrease as the amortization is recognized, until the software is fully amortized or disposed of. Any changes in the fair value of the software in subsequent periods will be reflected in the carrying amount through impairment adjustments, if applicable.

6	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2024	2025
	RMB	RMB
Professional service fee	6,466	3,525
Accrued payroll and employee benefits	1,911	136
Staff reimbursement	374	—
Payable for advertisement	69	68
VAT and other tax payables	64	91
Others	746	—
Total	9,630	3,820

7	INCOME TAXES

Under the current laws of the Cayman Islands, VSA is not subject to tax on its income or capital gains. VSA’s PRC subsidiary is in the PRC. Effective from January 1, 2008, the PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law which was passed by the National People’s Congress on March 16, 2007.

Certain VSA’s subsidiary in China have been qualified as “Small Profit Enterprises” upon its establishment in 2025, and therefore are entitled to enjoy a preferential income tax rate of 20% on 50% of the assessable profit before tax. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiary that are qualified as “Small Profit Enterprises”.

The components of loss before income taxes are as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC	—	—	(6)
USA	—	—	(12,544)
Cayman Islands	(11,489)	(13,851)	(27,483)
Total loss before income taxes	(11,489)	(13,851)	(40,033)

Income tax expense consists of the following:

Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax (expense) benefit	—	—	—
Deferred income tax (expense) benefit	—	—	—
Total	—	—	—

The actual income tax expense from continuing operations reported in the consolidated statements of operations and comprehensive (loss) income for each of the years ended December 31, 2023, 2024 and 2025 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Year Ended December 31,
	2023	2024	2025
PRC statutory income tax rate	25.0%	25.0%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Impact of different tax rates in other jurisdictions	(25.0)%	(25.0)%	(21.2)%
Change in valuation allowance	—%	—%	(3.8)%
Actual income tax expense	—%	—%	—%

7	INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2024	2025
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	—	2,634
Total deferred income tax assets	—	2,634
Valuation allowance	—	2,634
Deferred income tax assets, net	—	—

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	—
Additions of valuation allowance	—	—	2,634
Balance at the end of the year	—	—	2,634

The valuation allowance as of December 31, 2025 was recorded against the full amount of deferred income tax assets of VSA US, which is in a cumulative loss position. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards become available for utilization. Management has considered projected future taxable income and tax planning strategies in making this assessment. Based on the weight of available evidence, including the PRC subsidiary’s cumulative loss position and the absence of sufficient projected future taxable income, management concluded that it is more likely than not that the deferred tax assets will not be realized, and accordingly a full valuation allowance of RMB2,634 has been established. As of December 31, 2025, the Company had net operating loss carryforwards for PRC corporate income tax purposes, the related deferred tax assets of which amounted to RMB2,634. Under applicable PRC tax laws, these net operating loss carryforwards are available to offset future taxable income for a period of five years and will expire in 2030 if not utilized prior to such date.

The CIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company in Hong Kong that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. The Company did not distribute any dividend for the years ended December 31, 2024 and 2025.

The Company has considered temporary differences on the book to tax differences pertaining to all investment in subsidiaries including the determination of the indefinite reinvestment assertion that would apply to each foreign subsidiary. The Company evaluated each entity’s historical, current business environment and plans to indefinitely reinvest all earnings accumulated in its respective jurisdiction for purpose of future business expansion. The Company assessed the recoverability of the collective deferred tax assets related to VAS. As of December 31, 2025, the company recorded a write-off amount of nil for the deferred tax assets of most of its BCI entities by establishing a valuation allowance.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the year ended December 31, 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2025, the tax years ended December 31, 2020 through 2024 for the Company’s subsidiary in the PRC is generally subject to examination by the PRC tax authorities.

8	ORDINARY SHARES AND STATUTORY RESERVE

(a)	Ordinary shares

On April 1, 2025, the Company entered into a share purchase agreement with certain investors and subsequently issued an aggregate of 25,000,000 Class A ordinary shares in a private placement for a total consideration of US$2.0 million, representing a purchase price of approximately US$0.08 per share.

On April 24, 2025, the Board of Directors approved the issuance of an aggregate of 10,000,000 Class A ordinary shares to certain advisory service consultants as compensation for services rendered.

At the general meeting of shareholders held in November 2025, the Company approved a share consolidation on a 1-for-50 basis, pursuant to which every 50 issued and unissued Class A ordinary shares with a par value of US$0.00002 each and every 50 issued and unissued Class B ordinary shares with a par value of US$0.00002 each were consolidated into one Class A ordinary share and one Class B ordinary share, respectively, each with a par value of US$0.001. At the same meeting, the shareholders also approved an increase in the Company’s authorized share capital to US$10,000,000 by the creation of an additional 9,000,000,000 Class A ordinary shares with a par value of US$0.001 each.

As of December 31, 2025, the issued and outstanding ordinary shares of the Company, on a post-consolidation basis, are presented in the consolidated balance sheet as of December 31, 2025. Each ADS represents 250 Class A ordinary shares, and all relevant share data has been retrospectively adjusted for the share consolidation.

(b)	Treasury shares

For the year ended December 31, 2023, 496,240 ordinary shares were repurchased on the open market with the amount of RMB2,428.

For the year ended December 31, 2024, 5,119,698 ordinary shares were repurchased on the open market with the amount of RMB7,360.

No common share repurchases were conducted through open market transactions for the year ended December 31, 2025.

8	ORDINARY SHARES AND STATUTORY RESERVE (CONTINUED)

(c)	Statutory reserves and restricted net assets

Under PRC rules and regulations, one VSA’s PRC subsidiary (the “PRC Entity”) is required to appropriate 10% of their net profit, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. The appropriation to these statutory reserves must be made before distribution of dividends to VSA can be made.

For the years ended December 31, 2023, 2024 and 2025, the PRC Entity made appropriations to the statutory reserves of RMB6,780, RMB8,837 and RMB892, respectively. As of December 31, 2024 and 2025, the accumulated balance of the statutory reserves was RMB210,219 and RMB211,111, respectively, which is combined in accumulated deficit.

As a result of these laws and regulations of mainland China, as of December 31, 2025, we had RMB155,083 in statutory surplus reserves that are not distributable as cash dividends. We are required to set aside an additional RMB413,324 to satisfy the maximum requirement of statutory surplus reserves for all of our subsidiary in mainland China as of December 31, 2025.

As of December 31, 2025, we had RMB56,027 in statutory development fund that is not distributable as cash dividends.

As of December 31, 2025, restricted net assets of the Company’s PRC subsidiaries amounted to RMB217,015. As consolidated net assets were RMB102,742 as of the same date, the restricted net assets of consolidated subsidiaries exceeded 25% of consolidated net assets, which triggered the requirement to present Schedule I condensed parent company financial information.

Upon completion of the Divestiture 2024 and the Disposition 2025, the statutory reserves were disposed of together with the divested businesses as of December 31, 2025. Accordingly, the statutory reserves attributable to the Company’s continuing operations as of December 31, 2025 were nil.

(d)	Dividend

No cash dividend was declared for the years ended December 31, 2023, 2024 and 2025.

9	SHARE BASED COMPENSATION

Share options

During the year ended December 31, 2023, the board of the directors of VSA approved the grant of options to certain officers and employees to purchase 200,000 ordinary shares of VSA at exercise price of US$0.01 per share. These options vest over a period ranging between 0.00 and 10 years. The options have a contractual term of ten years.

During the year ended December 31, 2024, the board of the directors of VSA approved the grant of options to certain officers and employees to purchase 927,405 ordinary shares of VSA at exercise price of US$0.01 per share. These options vest over a period ranging between 0.00 and 10 years. The options have a contractual term of ten years.

During the year ended December 31, 2025, the board of the directors of VSA approved the grant of options to certain officers and employees to purchase 120,000 ordinary shares of VSA at exercise price of US$0.01 per share. These options vest over a period ranging between 0.00 and 10 years. The options have a contractual term of ten years.

9	SHARE BASED COMPENSATION (CONTINUED)

Share options (Continued)

A summary of share options activity for the year ended December 31, 2025 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding at December 31, 2024	2,374,240	0.07	6.67	311
Granted	120,000	0.01	—	—
Exercised	(665,740)	0.06	—	—
Forfeited	(1,828,500)	0.02	—	—
Outstanding at December 31, 2025	—	—	—	—
Vested and expected to vest as of December 31, 2025	—	—	—	—
Exercisable as of December 31, 2025	—	—	—	—

The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 were RMB711, RMB680 and RMB401, respectively.

At the divestiture date, all option grantees of the former business had departed, and all unvested options were treated as forfeited.

The Company calculated the fair value of the share options on the grant date using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Year Ended December 31,
	2023	2024	2025
Expected volatility	77.77%	78.77%	78.77%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.8	2.8	2.8
Risk-free interest rate per annum	4.10%	4.05%	4.05%
The fair value of underlying ordinary shares (per share)	US$0.92	US$0.20	US$0.14

The expected volatility was based on the historical volatilities of the Company and comparable publicly traded companies engaged in the similar industry.

No income tax benefit was recognized in the consolidated statements of operations and comprehensive loss as the share-based compensation expense was not tax deductible.

The fair values of the options granted for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Weighted average grant date fair value of option per share	0.92	0.21	0.71
Aggregate grant date fair value of options	184	191	85

9	SHARE BASED COMPENSATION (CONTINUED)

Non-vested shares

On March 1, 2022, the board of directors of VSA approved the grant of 50,000 non-vested shares to 1 former independent director, of which the vesting period is one year. On April 9, 2022, the board of directors of VSA approved the grant of 337,170 non-vested shares to 1 independent director and 1 former independent director, of which the vesting period is one year.

On April 9, 2023, the board of directors of VSA approved the grant of 115,050 non-vested shares to 1 independent director, of which the vesting period is one year.

On April 9, 2024, the board of directors of VSA approved the grant of 239,680 non-vested shares to 1 independent director, of which the vesting period is one year.

The board of directors of VSA has not granted any non-vested shares in 2025.

A summary of the non-vested shares activity under the 2014 Share Plan and the 2024 Share Plan for the year ended December 31, 2025 is summarized as follows:

		Weighted Average
	Number of Non- vested Shares	Grant Date Fair Value
		US$
Outstanding as of December 31, 2024	121,860	0.65
Granted	—	—
Vested	(120,195)	0.45
Forfeited	(1,665)	14.47
Outstanding as of December 31, 2025	—	—

The total fair value of shares vested during the years ended December 31, 2023, 2024 and 2025 was RMB2,916, RMB634 and RMB378, respectively.

10	(LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share is calculated as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Numerator:
Net loss from continuing operations attributable to Class A and Class B ordinary shareholders	(11,489)	(13,851)	(40,033)
Denominator:
Denominator for basic loss per share:
Weighted average number of Class A and Class B ordinary shares outstanding
—basic	53,873,945	50,029,676	193,836,988
—diluted	53,873,945	50,029,676	193,836,988
Basic loss from continuing operations per ADS	(53.31)	(69.21)	(51.63)
Diluted loss from continuing operations per ADS	(53.31)	(69.21)	(51.63)

Numerator:
Net income (loss) from discontinued operations attributable to Class A and Class B ordinary shareholders	20,415	(572,691)	1,758,922
Denominator:
Denominator for basic earnings/(loss) per share:
Weighted average number of Class A and Class B ordinary shares outstanding
—basic	53,873,945	50,029,676	193,836,988
—diluted	53,873,945	50,029,676	193,836,988
Basic earnings(loss) from discontinued operations per ADS	94.74	(2,861.76)	2,268.56
Diluted earnings(loss) from discontinued operations per ADS	94.74	(2,861.76)	2,268.56

11	COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2025, the Company had no material purchase commitments, significant capital commitments, long-term obligations or guarantees.

The Company has not provided any guarantees on behalf of its subsidiaries or variable interest entities (“VIEs”), nor has it historically provided such guarantees.

Contingencies

From time to time, the Company may be involved in legal proceedings arising in normal course of business. As of December 31, 2025, the Company is not a party to any material pending legal proceedings that management believes would have a material adverse effect on the Company’s financial condition or results of operations. Management believes that the resolution of any such matters will not materially affect the financial statements.

12	PARENT ONLY FINANCIAL INFORMATION

Regulations S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) of which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s mainland China subsidiaries exceed 25% of the consolidated net assets of the company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

Due from subsidiaries represents net inter-company receivables from the Company’s subsidiaries. Excess losses over investment represents the Company’s share of cumulative losses of subsidiaries in excess of its equity investment, recognized as a liability to the extent the Company has related financial obligations.

The following presents condensed parent company financial information of VSA.

Condensed Balance Sheets

	December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,504	317	45
Prepaid expenses and other current assets	112	99	14
Due from subsidiaries	438,701	536,534	76,723
Total current assets	440,317	536,950	76,782
Non-current assets:
Intangible assets, net	—	51,430	7,354
Total non-current assets	—	51,430	7,354
Total assets	440,317	588,380	84,136
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	346,837	19,721	2,820
Due to intercompany	43,927	423,671	60,584
Excess losses over investment(a)	1,852,411	42,246	6,040
Total current liabilities	2,243,175	485,638	69,444
Total liabilities	2,243,175	485,638	69,444

Commitments and contingencies	—	—	—

Shareholders’ deficit:
Class A ordinary shares (US$0.001 par value, 9,860,000,000 shares authorized, 58,730,507 and 560,630,122 shares issued, 42,505,619 and 544,405,234 shares outstanding as of December 31, 2024 and 2025, respectively)	370	3,955	566
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	74	74	11
Treasury shares (16,224,888 Class A ordinary shares as of December 31, 2024 and 2025, at cost, respectively)	(486,706)	(486,706)	(69,598)
Additional paid-in capital	1,643,672	1,826,214	261,145
Accumulated other comprehensive income	54,266	54,850	7,843
Accumulated deficit	(3,014,534)	(1,295,645)	(185,275)
Total shareholders’ (deficit) equity	(1,802,858)	102,742	14,692
Total liabilities and shareholders’ equity	440,317	588,380	84,136

(a)	Investments in subsidiaries are accounted for using the equity method in parent-only financial statements. The carrying value is reduced to zero when the Company’s share of losses equals or exceeds its investment. Additional losses are recognized as a liability and classified as “Excess losses over investment” if the Company has related financial obligations; otherwise, they are not recognized. Subsequent profits are recognized only after prior unrecognized losses are recovered.

12	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Comprehensive (Loss) Income

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue	—	7,054	—	—
General and administrative expenses	(11,625)	(123,062)	(62,897)	(8,994)
Operating loss	(11,625)	(116,008)	(62,897)	(8,994)
Equity in income (loss) of subsidiaries	20,415	(471,086)	1,781,746	254,786
Foreign currency exchange gains	106	620	40	6
Interest (expense) income	30	(68)	—	—
Income (Loss) before income taxes	8,926	(586,542)	1,718,889	245,798
Income tax expense	—	—	—	—
Net income (loss)	8,926	(586,542)	1,718,889	245,798
Other comprehensive (loss) income
Foreign currency translation adjustment	(1,448)	6,050	582	83
Comprehensive income (loss)	7,478	(580,492)	1,719,471	245,881

Condensed Statements of Cash Flows

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating activities:
Net Cash provided by (used in) operating activities	4,902	(2,234)	(119,088)	(17,030)
Investing activities:
Purchase of intangible assets	—	—	(76,262)	(10,905)
Net Cash used in investing activities	—	—	(76,262)	(10,905)
Financing activities:
Issuance of Class A ordinary shares in connection with exercise of share options	227	142	185,821	26,572
Proceeds of borrowings from a related party	—	5,000	—	—
Repurchase of treasury shares	(2,428)	(7,360)	—	—
Net Cash (used in) provided by financing activities	(2,201)	(2,218)	185,821	26,572
Changes in cash and cash equivalents	2,701	(4,452)	(9,529)	(1,363)
Effect of foreign currency exchange rate changes on cash and cash equivalents	706	705	8,342	1,193
Net increase(decrease) in cash and cash equivalents	3,407	(3,747)	(1,187)	(170)
Cash and cash equivalents at beginning of year	1,844	5,251	1,504	215
Cash and cash equivalents at end of year	5,251	1,504	317	45

13	SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 11, 2026, the date on which the consolidated financial statements were issued.

Senior Management and Director Changes

On January 6, 2026, the Company’s Chief Strategy Officer Hakob Sirounian resigned, effective December 31, 2025.

On February 2, 2026, Mr. Heng Wang, the Co-Chief Executive Officer of the Company and a director of the Board of Directors, resigned from his positions, effective on January 28, 2026.

On February 2, 2026, the Board appointed Tianlong Wang as new Chief Executive Officer of the Company, effective on January 28, 2026.

On February 12, 2026, the Company’s Independent director Rojitkumar Singh Sorokhaibam resigned; effective February 9, 2026. The Board appointed Ms. Zunfeng Tang as independent director, effective February 12, 2026.

From January 1, 2026 to the date of issuance of this Form 20-F, the Company did not enter into any related party transactions other than compensation to key management personnel in the form of salaries.

Material Financing & Share Issuance

In January 2026, pursuant to a resolution dated January 22, 2026, the Company’s board of directors approved the transfer of 70,600,721 Class A ordinary shares from existing external investors to new external investors. In addition, pursuant to a resolution dated January 30, 2026, the board approved the transfer of 156,064,015 Class A ordinary shares from external investors to Citi (Nominees) Limited.

The share transfer was completed in February 2026 in accordance with the relevant share transfer agreements. Upon completion, the new investors became shareholders of the Company and the transferring investors ceased to hold the relevant shares.

The Company was not a party to the share transfer agreements and did not receive any consideration in connection with the transaction. Any consideration for the transfer was settled directly between the transferring and receiving shareholders. The investors involved in the transaction are external parties of the Company and are not related parties of the Company.

The transaction resulted in a change in the composition of the Company’s shareholders and did not affect the Company’s share capital, financial position, results of operations or cash flows.

On March 11, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain U.S. and/or non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to sell, and the Purchasers agreed to purchase, an aggregate of up to 14,250,000,000 Class A ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), at a purchase price of $0.00212 per share, for aggregate gross proceeds of approximately $30.21 million, assuming full subscription.

Pursuant to the Purchase Agreement, the Company has the discretion to determine whether the purchase price will be settled in fiat currency or cryptocurrencies. To the extent that consideration is received in cryptocurrencies, the transaction price will be determined based on the fair value of such cryptocurrencies at the time of settlement, using quoted market prices from reputable cryptocurrency exchanges.

Due to the inherent price volatility of cryptocurrencies, the actual proceeds received by the Company may differ from the stated aggregate purchase price. Any cryptocurrencies received are expected to be measured at fair value upon receipt in accordance with applicable accounting guidance.

As of the date of this report, the Company has not determined the extent to which it will accept cryptocurrencies as consideration, and no consideration has been received in either fiat currency or cryptocurrencies. The offering remains ongoing, and the Company has not received any proceeds as of the date of this report.

13	SUBSEQUENT EVENTS (CONTINUED)

On March 27, 2026, the Company entered into that certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 250,000 American Depositary Shares and 2,750,000 ADSs underlying Pre-Funded Warrants in a registered direct offering (the “Offering”). The combined effective offering price for each ADS and the accompanying Pre-Funded Warrant is US$1.00. The Offering closed partially on March 31, 2026 and the remaining on April 1, 2026. Certain investors exercised their additional allocation right on April 15, 2026. The Company closed the offering on April 16, issuing 946,150 ADSs at $1.00 each for gross proceeds of approximately $0.946 million, subject to related SEC filings and offering expenses.

Incorporation of Three Additional Subsidiaries

Subsequent to the reporting period, the Company established and acquired three entities: Deniz Inc. (share purchase agreement executed and transaction settled on February 7, 2026), VisionSys (HK) Limited (incorporated on March 3, 2026), and VisionSys Limited (incorporated on February 27, 2026).